Form 20-F
period 2019-12-31
Seadrill Ltd
filed 2020-04-02
CIK 1737706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019
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

Title of class	Trading Symbol	Name of exchange on which registered

Common stock $0.10 par value	SDRL	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2019, there were 100,234,973 shares, par value $0.10 per share, of the Registrant’s common stock outstanding.
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

In addition to these important factors and matters discussed elsewhere in this annual report, and in the documents incorporated by reference to this report, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	the impact of active negotiations with our lenders to obtain certain amendments to our credit facilities and related contingency planning efforts, the outcome of which is uncertain;

•	our ability to maintain relationships with suppliers, customers, employees and other third parties following our emergence from Chapter 11 proceedings;

•	our ability to maintain and obtain adequate financing to support our business plans following our emergence from Chapter 11;

•
factors related to the offshore drilling market, including volatility and changes in oil and gas prices and the state of the global economy on market outlook for our various geographical operating sectors and classes of rigs;

•	supply and demand for drilling units and competitive pressure on utilization rates and dayrates;

•	customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations;

•	the repudiation, nullification, modification or renegotiation of drilling contracts;

•	delays in payments by, or disputes with, our customers under our drilling contracts;

•	fluctuations in the market value of our drilling units and the amount of debt we can incur under certain covenants in our debt financing agreements;

•	our liquidity and the adequacy of cash flow for our obligations;

•	our ability to successfully employ our drilling units;

•	our ability to procure or have access to financing;

•	our expected debt levels;

•	the impact of the operating and financial restrictions imposed by covenants in our debt agreements;

•	our ability to satisfy our obligations, including certain covenants, under our debt agreements and, if needed, to raise new capital or refinance our existing indebtedness;

•	the ability of our affiliated or related companies to service their debt requirements and comply with the provisions contained in their loan agreements;

•	credit risks of our key customers;

•
political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, public health threats, piracy, corruption, significant governmental influence over many aspects of local economies, or the seizure, nationalization or expropriation of property or equipment;

•	the impact of global economic conditions, including potential trade wars and global health threats, such as the coronavirus, or COVID-19, outbreak on us, our customers and suppliers;

•	the concentration of our revenues in certain geographical jurisdictions;

•	limitations on insurance coverage, such as war risk coverage, in certain regions;

•	any inability to repatriate income or capital;

•	the operation and maintenance of our drilling units, including complications associated with repairing and replacing equipment in remote locations and maintenance costs incurred while idle;

•	newbuildings, upgrades, shipyard and other capital projects, including the completion, delivery and commencement of operation dates;

•	import-export quotas;

•	wage and price controls and the imposition of trade barriers;

•	the recruitment and retention of personnel;

•
regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activity, changing taxation policies and other forms of government regulation and economic conditions that are beyond our control;

•	the level of expected capital expenditures, our expected financing of such capital expenditures, and the timing and cost of completion of capital projects;

•	fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or US monetary policy;

•	future losses generated from investments in associated companies or receivable balances held with associated companies;

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
References to the term “Successor” refers to the financial position and results of operations of Seadrill after July 2, 2018. This is also applicable to terms “Seadrill”, “the Group”, “we”, “us”, “our”, “the Company” or “our Business” in context of events after emergence from Chapter 11 Proceedings on July 2, 2018. References to the term "the 2018 Successor period" refers to the period from July 2, 2018 to December 31, 2018. References to the term "the year ended 2019" refers to the year ended December 31, 2019.
References to the term “Predecessor” refers to the financial position and results of operations of Seadrill prior to, and including, July 1, 2018. This is also applicable to terms “Seadrill”, “the Group”, “we”, “us”, “our”, “the Company” or “our Business” in context of events before emergence from Chapter 11 Proceedings on July 2, 2018. References to the term "the 2018 Predecessor period" refers to the period from January 1, 2018 to July 1, 2018 and references to the term "the year ended 2017" refers to the year ended December 31, 2017.
Unless otherwise indicated or the context otherwise requires, references in this report to the terms below have the following meanings:

•	“AOD” means Asia Offshore Drilling Limited, a company incorporated under the Laws of Bermuda with registration number 44712.

•	"Archer" means Archer Limited, a global oilfield service company that specializes in drilling and well services. We have a 15.7% ownership interest in the company.

•	“Bankruptcy Court” means the United States Bankruptcy Court for the District of South Texas Victoria Division;

•	“Centerbridge” means Centerbridge Credit Partners L.P. and certain of its affiliates;

•	“Chapter 11 Proceedings” means reorganization proceedings under Chapter 11 of Title 11 of the United States Code.

•	“Commitment Parties” means each commitment party to the Investment Agreement;

•	“Companies Act” means the Companies Act 1981 of Bermuda, as amended from time to time;

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

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended;

•	"Fintech" means Fintech Investment Limited, our joint venture partner for SeaMex;

•
“Global Settlement” refers to the settlement announced by the Debtors on February 26, 2018 with an ad-hoc group of unsecured bond holders, the official committee of unsecured creditors and other major creditors. This is described under the heading “The Reorganization—Introduction”;

•	"Gulf Drilling International" or "GDI" refers to our joint venture partner for Gulfdrill;

•	"Gulfdrill" means Gulfdrill LLC, a limited liability company formed under the companies regulations of Qatar with QFC number 00770;

•	"Heirs Holdings" refers to HH Global Alliance Investments Limited, a company registered in Nigeria that owns a non-controlling interest in one of our subsidiaries, Seadrill Nigeria Offshore Limited.

•	“Hemen” means Hemen Holding Limited, a Cyprus holding company with registration number HE87804 and Hemen Investments Limited, a Cyprus holding company with registration number HE371665;

•	“Investment Agreement” means the investment agreement described under the heading “Introduction to the Reorganization” in Item 4A;

•	"Mermaid" means Mermaid International Ventures, who have a 33.76% ownership interest in AOD;

•	"NODL" means: Northern Drilling Ltd, listed on the Oslo Stock Exchange under the trading symbol "NODL";

•	"NOL" means Northern Ocean Ltd, listed on the Norwegian Over The Counter under the trading symbol "NOL";

•	"Northern Drilling" means both NODL and NOL;

•
“NSNCo” means Seadrill New Finance Limited, a company incorporated under the Laws of Bermuda with registration number 53541, formed in connection with the Reorganization and the issuer of the Senior Secured Notes;

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

•	“Reorganization” means the transactions described under the heading “Chapter 11 Reorganization” in Item 4A and those transactions contemplated by the Plan;

•
“RSA” means the restructuring support and lock-up agreement that the Debtors entered with a group of bank lenders, bondholders, certain other stakeholders and new investors on September 12, 2017. This is described under the heading “Introduction to the Reorganization” in Item 4A;

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

•	“Seadrill Common Shares” or the "Shares” means common shares, par value $0.10 per share, of Seadrill Limited;

•	“Seadrill Partners” means Seadrill Partners, LLC, a limited liability company formed under the Laws of the Republic of The Marshall Islands with registration number 962166;

•	“SeaMex” means SeaMex Limited, a limited liability company formed under the Laws of Bermuda with registration number 48115;

•	“Senior Secured Notes” means the Senior Secured Notes issued by NSNCo in connection with the Reorganization;

•	"Ship Finance" means SFL Corporation Ltd, formerly Ship Finance International Limited;

•
"Ship Finance VIE" refer to the consolidated entities that have sale and leaseback arrangements with SFL Corporation Ltd for the semi-submersible rigs West Taurus and West Hercules and the jack-up rig West Linus;

•	"Sonadrill" refers to Sonadrill Holding Ltd, a limited liability company registered in England with registration number 11922814; and

•	"Sonangol" refers to Sonangol EP, our joint venture partner for Sonadrill.

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
Our selected Statement of Operations and other financial data with respect to the fiscal year ended December 31, 2019, the 2018 Successor period, the 2018 Predecessor period and the fiscal year ended December 31, 2017 and our selected balance sheet data as of December 31, 2019 and 2018 have been derived from our Consolidated Financial Statements included in Item 18 of this annual report, or the Consolidated Financial Statements, which have been prepared in accordance U.S. GAAP.
Our selected Statement of Operations and other financial data for the fiscal years ended December 31, 2016 and 2015 and our selected balance sheet data as of December 31, 2017, 2016 and 2015 have been derived from the Consolidated Financial Statements that are not included herein.
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
The below table summarizes certain line items from the consolidated statements of operations for the last five fiscal years.

	Successor		Predecessor
(In millions of U.S. dollars except common share and per share data)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015

Statement of Operations Data:
Total operating revenues	1,388	541	712	2,088	3,169	4,335
Net operating (loss)/ income	(295)	(175)	(613)	(728)	1,026	1,019
Net loss	(1,222)	(605)	(3,885)	(3,102)	(155)	(635)
Loss per share, basic	(12.18)	(6.02)	(7.71)	(5.89)	(0.36)	(1.29)
Loss per share, diluted	(12.18)	(6.02)	(7.71)	(5.89)	(0.36)	(1.29)
The below table summarizes certain line items from the consolidated balance sheets for the last five fiscal years.

	Successor		Predecessor
(In millions of U.S. dollars except common share and per share data)	As of December 31,		As of December 31,
	2019	2018	2017	2016	2015

Balance Sheet Data (at end of period):
Cash and cash equivalents	1,357	1,542	1,255	1,368	1,044
Drilling units	6,401	6,659	13,216	14,276	14,930
Newbuildings	—	—	248	1,531	1,479
Investment in associated companies	389	800	1,473	2,168	2,592
Total assets	9,279	10,848	17,982	21,666	23,439
Long-term debt (including current portion) (1)	6,623	6,914	8,699	9,514	10,543
Common share capital	10	10	1,008	1,008	985
Total equity	1,793	3,035	6,959	10,063	10,068
Common shares outstanding (in millions)	100	100	505	504	493
Weighted average common shares outstanding (in millions)	100	100	505	501	493

(1)	Includes $7,705 million of debt classified as liabilities subject to compromise in 2017.
The below table summarizes certain line items from the consolidated cashflow statements for the last five fiscal years.

	Successor		Predecessor
(In millions of U.S. dollars except common share and per share data)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015

Statement of Cash Flows data:
Operating cash flows	(256)	(26)	(213)	399	1,184	1,788
Investing cash flows	(26)	61	149	358	354	(165)
Financing cash flows	(367)	(208)	887	(846)	(1,405)	(1,370)
Capital expenditure (1)	(162)	(98)	(127)	(150)	(231)	(1,041)
(1) Capital expenditures include additions to drilling units and equipment, additions to newbuildings, as well as payments for long-term maintenance.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.
D. RISK FACTORS

Our assets are primarily engaged in offshore contract drilling for the oil and gas industry in benign and harsh environments worldwide, including ultra-deepwater environments. The following risks principally relate to the industry in which we operate and our business in general. Other risks relate principally to the market for and ownership of our securities and our emergence from bankruptcy. The occurrence of any of the events described in this section could materially and negatively affect our business, financial condition, operating results, cash available for the payment of dividends or the trading price of our common shares. Unless otherwise indicated, all information concerning our business and our assets is as of December 31, 2019. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

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
Oil and gas prices are extremely volatile and are affected by numerous factors beyond our control, including, but not limited to, the following:

•	worldwide production of, and demand for, oil and gas and geographical dislocations in supply and demand;

•	the cost of exploring for, developing, producing and delivering oil and gas;

•	expectations regarding future energy prices and production;

•	advances in exploration, development and production technology;

•	the ability or willingness of the Organization of the Petroleum Exporting Countries, or OPEC, and other non-member nations, including Russia, to set and maintain levels of production and pricing;

•	the decision of OPEC or other non-member nations to abandon production quotas and/or member-country quota compliance within OPEC agreements;

•	the level of production in non-OPEC countries;

•	international sanctions on oil-producing countries, or the lifting of such sanctions;

•	government regulations, including restrictions on offshore transportation of oil and natural gas;

•	local and international political, economic and weather conditions;

•	domestic and foreign tax policies;

•	the development and exploitation of alternative fuels and unconventional hydrocarbon production, including shale;

•	worldwide economic and financial problems and the corresponding decline in the demand for oil and gas and, consequently, our services;

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

Decreases in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, have negatively affected and could continue to negatively affect our future performance. Although the market experienced a stabilization in oil and gas prices in 2019, there is no guarantee that this will remain stable going forward and prices can significantly fluctuate in the future. Moreover, in March 2020, members of OPEC and Russia failed to reach an agreement to extend their previously agreed oil production cuts. Consequently, Saudi Arabia has announced a significant reduction in its export prices and Russia has announced that all agreed oil production cuts between members of OPEC and Russia will expire on April 1, 2020. As a result of these announcements, the price of oil fell approximately 20% on March 9, 2020. We cannot anticipate whether or when this dispute will be resolved and production returned to normalized levels. In the absence of a resolution, oil prices could remain at current levels, or decline further, for an extended period of time. Any perceived or actual further reduction in oil prices could have a material adverse effect on our business, financial condition and results of operations.

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

In addition to oil and gas prices, the offshore drilling industry is influenced by additional factors, which could reduce demand for our services and adversely affect our business, including, but not limited to, the following:

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

The offshore drilling industry is highly competitive and fragmented and includes several large companies that compete in many of the markets we serve, as well as numerous small companies that compete with us on a local basis. Offshore drilling contracts are generally awarded on a competitive bid basis or through privately negotiated transactions. In determining which qualified drilling contractor is awarded a contract, the key factors are pricing, rig availability, rig location, the condition and integrity of equipment, the rig’s and/or the drilling contractor’s record of operating efficiency, including high operating uptime, technical specifications, safety performance record, crew experience, reputation, industry standing and customer relations. Our operations may be adversely affected if our current competitors or new market entrants introduce new drilling rigs with better features, performance, prices or other characteristics compared to our drilling rigs, or expand into service areas where we operate.
Competitive pressures and other factors may result in significant price competition, particularly during industry downturns, which could have a material adverse effect on our results of operations and financial condition.
Historical downturns in activity in the oil and gas drilling industry has had an adverse impact on our business and results of operations, and any future downturn or volatile market conditions is likely to adversely impact our business and results of operations.
The oil and gas drilling industry is cyclical but has been in a prolonged downcycle since 2014. The price of Brent crude fell from $115 per barrel in June 2014 to a low of $30 per barrel in January 2016. As at December 31, 2019, the price of Brent crude was approximately $68 per barrel. After OPEC and Russia failed to agree on recent production cuts, however, Brent crude reached a low of $22 per barrel on March 30, 2020.
If we are unable to secure contracts for our drilling units upon the expiration of our existing contracts, we may stack our units. When idled or stacked, drilling units do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items. As of December 31, 2019, we had two “warm stacked” units, which means the rig is kept operational and ready for redeployment, and maintains most of its crew, 16 “cold stacked” units, which means the rig is stored in a harbor, shipyard or a designated offshore area, and the crew is reassigned to an active rig or dismissed. Without new drilling contracts or additional financing being available when needed or available only on unfavorable terms, we will be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional drilling unit acquisitions or otherwise take advantage of business opportunities as they arise.

During volatile market conditions or expected downturns, our customers may also seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, resulting in lower dayrates. Our inability, or the inability of our customers to perform, under our or their contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.

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

We do not know when the market for offshore drilling units may recover, or the nature or extent of any future recovery. There can be no assurance that the current demand for drilling rigs will not further decline in future periods. A future decline in demand for drilling rigs would adversely affect our financial position, operating results and cash flows.

An economic downturn could have a material adverse effect on our revenue, profitability and financial position.
We depend on our customers’ willingness and ability to fund operating and capital expenditures to explore, develop and produce oil and gas, and to purchase drilling and related equipment. There has historically been a strong link between the development of the world economy and the demand for energy, including oil and gas. The world economy is currently facing a number of challenges. Concerns persist regarding the debt burden of certain European countries and their ability to meet future financial obligations and the overall stability of the euro. Further, the COVID-19 outbreak that began in December 2019 was declared a global pandemic on March 11, 2020 by the World Health Organization. The COVID-19 outbreak has had numerous effects on the global economy and could cause a global economic downturn. A renewed period of adverse development in the outlook for the financial stability of European countries, or market perceptions concerning these and related issues, could reduce the overall demand for oil and natural gas and for our services and thereby could affect our financial position, results of operations and cash available for distribution. In addition, turmoil and hostilities in the Ukraine, Korea, the Middle East, North Africa and other geographic areas and countries are adding to the overall risk picture.
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
Our business is capital intensive and, to the extent we do not generate sufficient cash from operations, we may need to raise additional funds through public or private debt or equity offerings to fund our capital expenditures. Our ability to access the capital markets may be limited by our financial condition at the time, by changes in laws and regulations or interpretations thereof and by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. An extended period of deterioration in outlook for the world economy could reduce the overall demand for our services and could also adversely affect our ability to obtain financing on terms acceptable to us or at all.
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
If our lenders and other debt holders are not confident that we are able to employ our assets, we may be unable to secure replacement or additional financing, or amendments to existing debt documents, on terms acceptable to us or at all.

We are in ongoing negotiations with our lenders to obtain certain amendments to our credit facilities, and the outcome of our amendment request process and our related contingency planning efforts is uncertain and could adversely affect our business and liquidity.

We are currently engaged in discussions with our secured lenders regarding potential amendments to our credit facilities to provide operational flexibility and additional near-term liquidity by, among other things, converting certain interest payments under our credit facilities to payment-in-kind (“PIK”) interest and deferring certain scheduled amortization payments (or increasing the aggregate amount of such payments that may be converted to loans payable at the final scheduled maturity date of the relevant facility pursuant to the amortization conversion election provisions contained in the facility agreements). We have also requested that our lenders consent to an extension of the periods during which we are first required to comply with the net leverage and debt service coverage financial covenants in our facility agreements because we currently anticipate that we will not be able to meet these requirements when such covenants begin to be tested at the end of Q1 2021.

We cannot guarantee that we will be able to obtain our lenders' consent with respect to any of our amendment requests on acceptable terms or at all. Any amendment to our credit facilities that we enter into may contain more restrictive covenants or other terms that could further exacerbate certain risks associated with our leveraged capital structure. If we are unable to obtain some or all of our requested amendments on acceptable terms or at all, we may not be able to satisfy our financial obligations under our credit facilities, which may result in possible defaults on and acceleration of such indebtedness, and we may exacerbate, and/or be unable to manage or mitigate, certain risks associated with our leveraged capital structure. If our amendment requests relating to our net leverage and debt service coverage financial covenants are not successful, then non-compliance with such covenants could trigger certain increases to our interest expense obligations in certain future periods when such covenants begin to be tested at the end of Q1 2021 (potentially further exacerbating, among other things, liquidity-related risks) and/or, with respect to covenant test dates occurring after 2021, lead to a default under the terms of those facility agreements under certain circumstances. We have also forecasted that we will not be able to meet the requirements under our ongoing liquidity financial covenant contained in the facility agreements during certain periods occurring after the twelve-month period following the date of this report. If our amendment requests for certain liquidity enhancing measures are not successful, including with respect to the conversion of certain interest payments to PIK and the deferral of certain scheduled amortization payments then there is an increased risk that we will breach these liquidly requirements sooner than currently anticipated after such twelve-month period following the date of this report. Failure to comply with such liquidity requirements could result in a default under the terms of our facility agreements if we are unable to obtain a waiver or amendment from our lenders for such non-compliance. For more information, please see “-We may not have sufficient liquidity to meet our obligations as they fall due or have the ability to raise new capital or refinance or amend existing indebtedness on acceptable terms” and “-The covenants in our debt agreements impose operating and financial restrictions on us that could significantly impact our ability to operate our business and a breach of which could result in a default under the terms of these agreements, which could accelerate our repayment of funds that we have borrowed.”

There is inherent uncertainty in the outcome of this amendment request process, and therefore we are also preparing certain contingency plans in the event a consensual agreement is not reached with respect to one or more of our amendment requests.

We may not have sufficient liquidity to meet our obligations as they fall due or have the ability to raise new capital or refinance existing indebtedness on acceptable terms, all of which could adversely affect our business and financial condition.
As at December 31, 2019, we had $6,759 million in principal amount of interest-bearing debt (excluding related party debt of $314 million). This includes our 12% (4% payable in cash and 8% PIK secured notes due 2025 (the “Senior Secured Notes”) issued in connection with our Chapter 11 Proceedings, of which $476 million in principal (including capitalized PIK interest) amount was outstanding as at December 31, 2019. Our debt is secured by, among other things, liens on our drilling units, investments in affiliates and available cash. As at December 31, 2019, we had $5,662 million in principal amount of debt outstanding under our secured credit facilities, which will start to mature in 2022.
Our substantial indebtedness could have significant adverse consequences for an investment in us and on our business, financial condition and future prospects, including the following:

•
we may not be able to satisfy our financial obligations under our indebtedness and our contractual and commercial commitments, which may result in possible defaults on and acceleration of such indebtedness;

•	we may not be able to obtain financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes;

•	less leveraged competitors could have a competitive advantage because they have lower debt service requirements and, as a result, we may not be better positioned to withstand economic downturns;

•
we may be less able to take advantage of significant business opportunities and to react to changes in market or industry conditions than our competitors and our management's discretion in operating our business may be limited; and

•	other factors described below.

Our outstanding indebtedness and potential future indebtedness could adversely affect our business (including future prospects) and liquidity position, since a substantial portion of our cash flow from operations will be dedicated to the payment of interest and principal and will not be available for other purposes. Similarly, the fact that our debt is secured by our assets means that we are restricted in our ability to use these assets or their proceeds for debt service or other corporate purposes.
Our debt service is anticipated to be primarily comprised of interest through at least Q1 2021 because our facility agreements contain certain provisions that allow us to elect to defer and convert up to $500 million in the aggregate of scheduled amortization payments under certain of our credit facilities. We have already elected to use a portion of this capacity with respect to the first scheduled amortization installments under our credit facilities occurring in Q1 2020. We intend to continue exercising this option for each subsequent scheduled amortization payment date until such capacity is fully utilized; however, we cannot guarantee that we will be able to satisfy the conditions set forth in the facility agreements in order to be able to do so. Please also see “-We are in ongoing negotiations with our lenders to obtain certain amendments to our credit facilities, and the outcome of our amendment request process and our related contingency planning efforts is uncertain and could adversely affect our business and liquidity.” Furthermore, any exercise of the amortization conversion election described above and the terms of any amendments to our facility agreements could ultimately have the effect of increasing our total debt service costs for these credit facilities, which could further exacerbate certain risks associated with our substantial leverage.
We also have provided guarantees over certain debt facilities of our affiliates and related companies. If our affiliates or related companies are unable to meet their obligations under such facilities, the lenders could look to us to meet such liabilities. For more information, please see “-We have suffered, and may continue to suffer, losses through our investments in other companies in the offshore drilling and oilfield services industry, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.”
Our ability to meet our debt service obligations and to fund planned expenditures will be dependent upon, among other things, our future performance, which will be subject to, and our substantial indebtedness may make us more vulnerable to, prevailing economic conditions (including increases in interest rates), industry cycles, other industry conditions, and financial, business, regulatory and other factors affecting our operations, many of which are beyond our control. Our future cash flows may be insufficient to meet all our debt obligations and contractual commitments, and any insufficiency could negatively impact our business. To the extent that we are unable to repay our indebtedness as it becomes due or at maturity (including as a result of any acceleration thereof), we may need to refinance or restructure our debt, raise new debt, reduce or delay capital expenditures, sell assets, repay the debt with the proceeds from equity offerings, or take other actions. We cannot assure you that any of these actions could be effected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on our outstanding indebtedness and to fund our other liquidity needs. Also, the terms of existing or future debt agreements may restrict us from pursuing any of these actions. Furthermore, reducing or delaying capital expenditures or selling assets could impair future cash flows and our ability to service our debt in the future.
If for any reason we are unable to meet our debt service and repayment obligations under our debt agreements, we would be in default under the terms of the agreements governing such indebtedness, which may allow creditors at that time to declare all such indebtedness then outstanding to be due and payable. This would likely in turn trigger cross-acceleration or cross-default rights among our other debt agreements. Under these circumstances, if the amounts outstanding under our existing and future debt agreements were to be accelerated, or were the subject of foreclosure actions, we cannot assure you that our assets would be sufficient to repay in full the money owed to our lenders or to our other debt holders. Furthermore, if our assets are foreclosed upon, we will not have any income-producing assets left, and as such, we may not be able to generate any cash flow in the future.

The covenants in our debt agreements impose operating and financial restrictions on us that could significantly impact our ability to operate our business and a breach of which could result in a default under the terms of these agreements, which could accelerate our repayment of funds that we have borrowed.
Our credit facility agreements and the indenture governing the Senior Secured Notes impose, and future financial obligations may impose, operating and financial restrictions on us. These restrictions may prohibit or otherwise limit our ability to fund our operations or capital needs or to undertake certain other business activities without consent of the requisite debt holders, which in turn may adversely affect our financial condition. These restrictions include:

•	executing other financing arrangements;

•	incurring or guaranteeing additional indebtedness;

•	creating or permitting liens on our assets;

•	selling our drilling units or the shares of our subsidiaries;

•	making investments;

•	changing the general nature of our business;

•	paying dividends to our shareholders or making other restricted payments;

•	changing the management and/or ownership of the drilling units; and

•	making capital expenditures.
These restrictions may affect our ability to compete effectively with our competitors, to the extent that they are subject to less onerous restrictions. The interests of our lenders and other debt holders may be different from ours and we may not be able to obtain their consent when beneficial for our business, which may impact our performance or our ability to obtain replacement or additional financing. In addition, the profile of our debt holders has changed since emergence from the Chapter 11 Proceedings, with the replacement of certain relationship banks by debt holders whose focus may be shorter-term in nature or different. The new profile of our debt holders may make it more difficult for us to obtain consents from our debt holders when beneficial to our business or to obtain replacement or additional financing.
The different rankings in the capital structure of our lenders and other debt holders and the collateral arrangements which they benefit from in relation to different assets and the consequential complex intercreditor arrangements that exist mean that the interests of our debt holders will not always be aligned, which may make it more difficult for us to obtain their consents when beneficial to our business or to obtain replacement or additional financing.
Following emergence from Chapter 11 Proceedings on the Effective Date, with exception of minimum liquidity requirements, we are exempt from financial covenants until Q1 2021. Thereafter, in addition to minimum liquidity requirements, we are required to maintain and satisfy certain financial ratios and covenants relating to net leverage and debt service coverage.
The time that we spent subject to Chapter 11 Proceedings has utilized some of the period for which we were able to negotiate financial covenant flexibility and reduced the period available for the Group to operate outside of Chapter 11 Proceedings to reach a position of compliance with the financial covenants when they do apply.
We currently anticipate that we will not be able to meet the net leverage and debt service financial coverage covenants in our debt agreements when they begin to apply in 2021. We are in discussions with our lenders to either obtain a waiver or amendment of these financial covenant requirements. If we are unable to comply with the net leverage and debt service coverage covenants in our debt agreements between Q1 2021 and Q4 2021, this will lead to an interest margin increase of up to 100 bps in the form of PIK interest; however, this does not constitute an event of default. Thereafter, if we are unable to comply with any of these restrictions and covenants, and we are unable to obtain a waiver or amendment from our lenders for such non-compliance, a default could occur under the terms of those debt agreements. We have also forecasted that we will not be able to meet the requirements under our ongoing liquidity financial covenant contained in the facility agreements during certain periods occurring after the twelve-month period following the date of this report. If our amendment requests for certain liquidity enhancing measures are not successful, including with respect to the conversion of certain interest payments to PIK and the deferral of certain scheduled amortization payments then there is an increased risk that we will breach these liquidly requirements sooner than currently anticipated after such twelve-month period following the date of this report. Failure to comply with such liquidity requirements could result in a default under the terms of our facility agreements if we are unable to obtain a waiver or amendment from our lenders for such non-compliance. Any future debt agreement or amendment to any existing debt agreement we enter into may contain similar or more restrictive operating and financial covenants. We cannot guarantee that we would be able to obtain our lenders' waiver or consent with respect to any such non-compliance on acceptable terms or at all. If a default occurs under these agreements, lenders could terminate their commitments to lend, accelerate the outstanding loans, declare all amounts borrowed due and payable and/or exercise other enforcement rights. Events beyond our control, including changes in the economic and business conditions in the markets in which we operate, may affect our ability to comply with these financial ratios and other covenants.
Our debt agreements contain cross-default provisions (or, in certain instances, cross-acceleration provisions), meaning that if we are in default under one of our debt agreements, amounts outstanding under our other debt agreements may also be in default, accelerated and become due and payable. Our drilling units also serve as security under certain of our debt agreements. If our lenders were to foreclose their liens on our drilling units in the event of a default, this may impair our ability to continue our operations or generate any cash flow in the future. As at December 31, 2019, we had $6,759 million of interest-bearing debt secured by, among other things, liens on our drilling units.
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

In addition, the failure of certain of our affiliated or related companies to service their debt requirements and comply with the provisions contained in their debt agreements may lead to an event of default under such agreements, which may have a material adverse effect on us. If a default occurs under the debt agreements of certain of our affiliated or related companies, the lenders and our other debt holders could accelerate the outstanding borrowings and declare all amounts outstanding due and payable. In this case, if such entities are unable to obtain a waiver or an amendment to the applicable provisions of the debt agreements, or do not have enough cash on hand to repay the outstanding borrowings, the lenders and other secured debt holders may, among other things, foreclose their liens on the drilling units and other assets securing the loans and other secured debt, if applicable, or seek repayment of such debt from such entities.
Certain of our affiliated or related companies may be unable to service their debt requirements and comply with the provisions contained in their loan agreements.
The failure of certain of the Company’s affiliated or related companies to service their debt requirements and comply with the provisions contained in their debt agreements may lead to an event of default under such agreements, which may have a material adverse effect on the Group. Such affiliated and related companies include (i) Asia Offshore Drilling (“AOD”), (ii) certain subsidiaries of SFL Corporation Ltd (“Ship Finance”), and (iii) certain subsidiaries of Seabras Sapura.
If a default occurs under the debt agreements of our affiliated or related companies, the lenders and other debt holders could accelerate the outstanding borrowings and declare all amounts outstanding due and payable. In this case, if such entities are unable to obtain a waiver or an amendment to the applicable provisions of the debt agreements, or do not have enough cash on hand to repay the outstanding borrowings, the lenders and other secured debt holders may, among other things, foreclose their liens on the drilling units and other assets securing the loans and other secured debt, if applicable, or seek repayment of such debt from such entities.
We have provided guarantees over certain debt facilities of our affiliates and related companies. If our affiliates or related companies are unable to meet their obligations outlined above, the lenders could look to us to meet such liabilities. Some examples are outlined in the following paragraphs. If any of these events occur, we may not be able to satisfy our obligations under the guarantees or support agreements described above. For more information, please see “-We may not have sufficient liquidity to meet our obligations as they fall due or have the ability to raise new capital or refinance existing indebtedness on acceptable terms, all of which could adversely affect our business and financial condition.”

We have provided guarantees over AOD’s $210 million senior secured debt as we have in respect of the bank facilities of other members of the Group and may not have sufficient funds to repay lenders in full if they seek to enforce the guarantees.
We have an outstanding financial guarantee over one of Seabras Sapura’s senior secured credit facility agreements that was used to partially fund the acquisition of the pipe-laying support vessel Sapura Esmeralda. As a condition to the lenders making the loan available to Seabras Sapura, we provided a sponsor guarantee, on a joint and several basis with our joint venture partner, Sapura Energy. The total amount guaranteed by the joint venture partners as at December 31, 2019 was $146 million. If Seabras Sapura is unable to meet its obligations under the above references credit facilities, the lenders could look to us to meet such liabilities.
We also consolidate certain subsidiaries of Ship Finance into our Consolidated Financial Statements as variable interest entities or VIEs. To the extent that the VIEs default under their indebtedness and their debt becomes classified as current in their financial statements, we would in turn mark such indebtedness as current in our Consolidated Financial Statements. The characterization of the indebtedness in our Consolidated Financial Statements as current may, among other things, adversely impact our compliance with the covenants contained in our existing and future debt agreements.
Our debt agreements also contain cross-default and cross-acceleration provisions that may be triggered if we fail to comply with our obligations under the guarantees or support agreements described above. Such cross-defaults and cross-accelerations, as applicable, could result in the acceleration of the maturity of the debt under our agreements and our lenders or other secured debt holders may foreclose upon any collateral securing that debt, including our drilling units and other assets, even if such default was subsequently cured. In the event of such acceleration and foreclosure, we will not have sufficient funds or other assets to satisfy all our obligations.
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
If Mermaid International Ventures exercises its Put Option, we may be required to issue Seadrill common shares, which would dilute our shareholders’ current ownership interests.
In connection with the bankruptcy process, our Predecessor executed a Transaction Support Agreement (“TSA”) on April 4, 2018 with a minority shareholder, Mermaid International Ventures (“Mermaid”), of one of our subsidiaries, Asia Offshore Drilling Limited (“AOD”). The purpose of the TSA was to obtain unanimous approval of the AOD board of directors (which included Mermaid) in order for AOD to become a party to the TSA and participate in the Predecessor’s broader debt restructuring under its Chapter 11 reorganization.
The TSA provides a framework for a monetization event for Mermaid in the form of an option to sell the shares it owns in AOD to Seadrill for fair value subject to a $125 million price ceiling (“Put Option”). The Put Option generates a redemption feature for the non-controlling interest held by Mermaid that is outside the control of Seadrill. The rights under the Put Option may be exercised through September 30, 2020, subject to certain limited short-term extensions. Consideration from Seadrill, should Mermaid exercise the Put Option, is up to $50 million in cash, with the remainder (if any) in Seadrill common shares. Refer to Note 27 - “Redeemable non-controlling interest” to the Consolidated Finance Statements included herein for further information.
The Put Option process formally will commence, if at all, when Mermaid issues a notice requesting a valuation of Mermaid’s AOD shares (the “Valuation Notice”) agreed upon by Seadrill and Mermaid or, if needed, a valuation of the AOD shares determined by an expert appointed by an arbitrator. After receipt of the requested valuation, Mermaid may issue a notice to Seadrill that Mermaid is exercising its Option Right (the “Option Notice”). Seadrill must purchase Mermaid’s shares in AOD no later than fifteen calendar days from receipt of the Option Notice.
The table below illustrates the estimated value of Mermaid’s AOD shares assuming a range of possible rig values, including drilling contracts:

Value per drilling unit, including drilling contract (in millions)	$60	$70	$80	$90	$100
Estimated value of Mermaid's AOD shares (33.76% of estimated value of AOD equity in total) (in millions)	$20	$30	$40	$50	$60
The value ultimately agreed upon by Seadrill and Mermaid or, if needed, the valuation of the shares determined by an expert appointed by an arbitrator may differ from the values reflected in the table above. Any obligation to Mermaid to issue Seadrill common shares will increase the number of our common shares issued and outstanding, which may depress the price of our common shares and cause our shareholders to experience dilution in their respective percentage ownership in us.

Furthermore, any issuance of shares to Mermaid could result in significant ownership of Seadrill by one entity, which could increase uncertainty regarding the future direction of the Company.  A significant shareholder may make it difficult to approve certain transactions even if they are supported by other shareholders, which may have an adverse effect on the trading price of our common shares.  These factors could have a material adverse effect on us.

Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted.
During current or worsened market conditions, some of our customers may seek to terminate their agreements with us. Some of our customers have the right to terminate their drilling contracts without cause upon the payment of an early termination fee. The general principle is that such early termination fee shall compensate us for lost revenues less operating expenses for the remaining contract period; however, in some cases, such payments may not fully compensate us for the loss of the drilling contract.
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
As of December 31, 2019, our contract backlog was approximately $2.5 billion. The contract backlog presented in this annual report on Form 20-F and our other public disclosures is only an estimate. The actual amount of revenues earned and the actual periods during which revenues are earned will be different from the contract backlog projections due to various factors, including shipyard and maintenance projects, downtime and other events within or beyond our control. In addition, we or our customers may seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, such as the current environment, resulting in lower dayrates. In some instances, there is an option for a customer to terminate a drilling contract prematurely for convenience on payment of an early termination fee. However, this fee may not adequately compensate us for the loss of this drilling contract. Our inability, or the inability of our customers, to perform under our or their contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.

We may not be able to renew or obtain new and favorable contracts for our drilling units whose contracts have expired or have been terminated.
During the previous period of high utilization and high dayrates, which we now believe ended in early 2014, industry participants ordered the construction of new drilling units, which resulted in an over-supply and caused, in conjunction with deteriorating industry conditions, a subsequent decline in utilization and dayrates when the new drilling units entered the market. A relatively large number of the drilling units currently under construction have not been contracted for future work, and a number of units in the existing worldwide fleet are currently off-contract.
As at December 31, 2019, we had 17 current or future contracted units and 18 idle units (of which two are "warm stacked" and 16 are "cold stacked"). Of the contracted units we expect five to become available in 2020, three in 2021, and nine thereafter. Our ability to renew contracts or obtain new contracts will depend on our customers and prevailing market conditions, which may vary among different geographic regions and types of drilling units.
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
If we are unable to secure contracts for our drilling units upon the expiration of our existing contracts, we may continue to idle or stack our units. When idled or stacked, drilling units do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items. As at December 31, 2019 we had 18 units either “warm stacked,” which means the rig is kept operational and ready for redeployment, and maintains most of its crew, or “cold stacked,” which means the rig is stored in a harbor, shipyard or a designated offshore area, and the crew is reassigned to an active rig or dismissed. Please see “- Our drilling contracts contain fixed terms and day-rates, and consequently we may not fully recoup our costs in the event of a rise in expenses, including operating and maintenance costs” for more information.
If we are not able to obtain new contracts in direct continuation of existing contracts, or if new contracts are entered into at dayrates substantially below the existing dayrates or on terms otherwise less favorable compared to existing contract terms, our revenues and profitability could be adversely affected. We may also be required to accept more risk in areas other than price to secure a contract and we may be unable to push this risk down to other contractors or be unable or unwilling at competitive prices to insure against this risk, which will mean the risk will have to be managed by applying other controls. This could lead to us being unable to meet our liabilities in the event of a catastrophic event on one of our rigs. Any of the events described above could impair our ability to generate sufficient cash flow to meet our debt service obligations, capital expenditure and other obligations. For more information, please see “-We may not have sufficient liquidity to meet our obligations as they fall due or have the ability to raise new capital or refinance existing indebtedness on acceptable terms, all of which could adversely affect our business and financial condition.”
The market value of our drilling units may decrease.
The market values of drilling units have been trending lower as a result of the continued decline in the price of oil, which has impacted the spending plans of our customers and utilization of the global fleet. If the offshore drilling industry suffers further adverse developments in the future, the fair market value of our drilling units may decrease further. Upon emergence from the Chapter 11 Proceedings, our assets, including drilling units, were recognized at fair value. The fair market value of the drilling units that we currently own, or may acquire in the future, may increase or decrease depending on a number of factors, including:

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
If drilling unit values fall significantly, we may have to record an impairment adjustment in our Consolidated Financial Statements, which could adversely affect our financial results and condition. Additionally, if we sell one or more of our drilling units at a time when drilling unit prices have fallen and before we have recorded an impairment adjustment to our Consolidated Financial Statements, the sale price may be less than the drilling unit’s carrying value in our Consolidated Financial Statements, resulting in a loss on disposal and a reduction in earnings and cause us to breach the covenants in our finance agreements. For more information, see “-The current downturn in activity in the oil and gas drilling industry has had and is likely to continue to have an adverse impact on our business and results of operations.”
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
Our insurance policies and contractual rights to indemnity may not adequately cover losses, and we do not have insurance coverage or rights to indemnity for all risks. Consistent with standard industry practice, our customers generally assume, and indemnify us against certain risks, for example, well control and subsurface risks, and we generally assume, and indemnify against, above surface risks (including spills and other events occurring on our rigs). Subsurface risks indemnified by our customers generally include risks associated with the loss of control of a well, such as blowout or cratering or uncontrolled well-flow, the cost to regain control of or re-drill the well and associated pollution. However, there can be no assurances that these customers will be willing or financially able to indemnify us against these risks under our contracts. The terms of our drilling contracts vary based on negotiation, applicable local laws and regulations and other factors, and in some cases, customers may seek to cap indemnities or narrow the scope of their coverage, reducing our level of contractual protection.
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
We rely on a small number of customers and our results of operations could be materially adversely affected if any of our major customers fail to compensate us for our services.
Our contract drilling business is subject to the risks associated with having a limited number of customers for our services. For the twelve months ended December 31, 2019, our five largest customers, Total, Saudi Aramco, Northern Drilling, ConocoPhillips and Equinor, accounted for approximately 67% of our revenues. In addition, mergers among oil and gas exploration and production companies will further reduce the number of available customers, which would increase the ability of potential customers to achieve pricing terms favorable to them. Our results of operations could be materially adversely affected if any of our major customers fail to compensate us for our services or take actions outlined above. Please see “-Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted” for more information.
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
Our drilling contracts contain fixed terms and day-rates, and consequently we may not fully recoup our costs in the event of a rise in expenses, including reactivation, operating and maintenance costs.
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
In connection with new assignments, we might incur expenses relating to preparation for operations under a new contract. Expenses may vary based on a number of factors including the scope and length of such required preparations, whether the relevant unit is idle or stacked and reactivation is required, and the duration of the contractual period over which such expenditures are amortized.
Equipment maintenance costs fluctuate depending upon the type of activity that the unit is performing and the age and condition of the equipment, as well as the applicable environmental, safety and maritime regulations and standards. Our operating expenses and maintenance costs depend on a variety of factors, including crew costs, provisions, equipment, insurance, maintenance and repairs, and shipyard costs, many of which are beyond our control.
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
Operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues. Operating revenues may fluctuate as a function of changes in supply of offshore drilling units and demand for contract drilling services. This could adversely affect our revenue from operations. For more information please see “-The success and growth of our business depend on the level of activity in the offshore oil and gas industry generally, and the drilling industry specifically, which are both highly competitive and cyclical, with intense price competition,” “-Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted” and “-Our contract backlog for our fleet of drilling units may not be realized.”
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
Every offshore drilling unit is a registered marine vessel and must be “classed” by a classification society to fly a flag. The classification society certifies that the drilling unit is “in-class,” signifying that such drilling unit has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the drilling unit’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. Our drilling units are certified as being “in class” by the American Bureau of Shipping, or ABS, Det Norske Veritas and Germanisher Lloyd, or DNV GL, and the relevant national authorities in the countries in which our drilling units operate. If any drilling unit loses its flag status, does not maintain its class and/or fails any periodical survey or special survey, the drilling unit will be unable to carry on operations and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in certain of our debt agreements. Any such inability to carry on operations or be employed could have a material adverse impact on the results of operations. Please see “Item 8. Financial Information-Legal Proceedings-Seabras Sapura joint venture” for more information.

The international nature of our operations involves additional risks including foreign government intervention in relevant markets, for example in Brazil.
We operate in various regions throughout the world. As a result of our international operations, we may be exposed to political and other uncertainties, particularly in less developed jurisdictions, including risks of:

•	terrorist acts, armed hostilities, war and civil disturbances;

•	acts of piracy, which have historically affected ocean-going vessels;

•	abduction, kidnapping and hostage situations;

•	significant governmental influence over many aspects of local economies;

•	the seizure, nationalization or expropriation of property or equipment;

•	uncertainty of outcome in foreign court proceedings;

•	the repudiation, nullification, modification or renegotiation of contracts;

•	limitations on insurance coverage, such as war risk coverage, in certain areas;

•	political unrest;

•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

•	the inability to repatriate income or capital;

•	complications associated with repairing and replacing equipment in remote locations;

•	import-export quotas, wage and price controls, and the imposition of trade barriers;

•	U.S., European Union and foreign sanctions or trade embargoes;

•	receiving a request to participate in an unsanctioned foreign boycott under U.S. law;

•	compliance with various jurisdictional regulatory or financial requirements;

•	compliance with and changes to taxation;

•	other forms of government regulation and economic conditions that are beyond our control;

•	legal and economic systems that are not as mature or predictable as those in more developed countries, which may lead to greater uncertainty in legal and economic matters; and

•	government corruption.

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
In the years ended December 31, 2019, 2018 and 2017, 10%, 22% and 17%, respectively, of our revenues were derived from our Brazilian operations. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, changes in interest rates, changes in tax policies, changes in legislation, wage controls, price controls, currency devaluations, capital controls and limits on imports of goods and services. Changes to fiscal and monetary policy, the regulatory environment of our industry, and legislation could impact our performance.

The Brazilian markets have experienced heightened volatility in recent years due to the uncertainties derived from the ongoing investigations being conducted by the Office of the Brazilian Federal Prosecutor, the Brazilian Federal Police, the Brazilian Securities Commission (Comissão de Valores Mobiliários), the Securities and Exchange Commission, the U.S. Department of Justice, and other Brazilian and foreign public authorities, including the largest such investigation known as Lava Jato, and the impact that such investigations have on the Brazilian economy and political environment. Numerous elected officials, public servants and executives and other personnel of large and state-owned companies have been subject to investigation, arrest, criminal charges and other proceedings in connection with allegations of political corruption, including the acceptance of bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies, among others. The profits of these kickbacks allegedly financed the political campaigns of political parties that were unaccounted for or not publicly disclosed and served to personally enrich the recipients of the bribery scheme. Individuals who have had commercial arrangements with us have been identified in the Lava Jato investigations and the investigations by the Brazilian authorities are ongoing. The outcome of certain of these investigations is uncertain, but they have already had an adverse impact on the business, image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether such allegations will lead to further political and economic instability or whether new allegations against government officials or executives will arise in the future. We also cannot predict the outcome of any such allegations on the Brazilian economy, and the Lava Jato investigation could adversely affect our business and operations. In addition, conservative presidential candidate Jair Bolsonaro assumed office on January 1, 2019. Uncertainty about the ability of the Bolsonaro administration to adopt and implement new policies may reduce investor and market confidence and we are unable to predict the political and economic direction of Brazil in coming years.
These and other developments in Brazil’s political conditions, economy and government policies may, directly or indirectly, adversely affect our business, financial condition and results of operations.
Compliance with, and breach of, the complex laws and regulations governing international trade could be costly, expose us to liability and adversely affect our operations.
Our business in the offshore drilling industry is affected by laws and regulations relating to the energy industry and the environment in the geographic areas where we operate.
Accordingly, we are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. For example, on December 20, 2016, the United States President invoked a law to ban offshore oil and gas drilling in large areas of the Arctic and the Atlantic Seaboard. While the current administration has since attempted to lift the ban and open certain of those areas to oil and gas drilling, the President’s legal authority to do so has been challenged and as a result it is difficult to predict if and when such areas may be made available for future exploration activities. A ban on new drilling in Canadian Arctic waters was announced simultaneously. We may be required to make significant capital expenditures or operational changes to comply with governmental laws and regulations. It is also possible that these laws and regulations may, in the future, add significantly to our operating costs or significantly limit drilling activity.
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
Our operations are subject to numerous international, national, state and local laws and regulations, treaties and conventions in force in international waters and the jurisdictions in which our drilling units operate or are registered, which can significantly affect the ownership and operation of our drilling units. These requirements include, but are not limited to:

•	conventions under the auspices of the United Nation’s International Maritime Organization (“IMO”);

•	the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended (“MARPOL”);

•	the International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended (“CLC”);

•
the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), the International Convention for the Safety of Life at Sea of 1974, as from time to time amended (“SOLAS”);

•	the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”);

•
the IMO International Convention on Load Lines of 1966, as from time to time amended, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”);

•	EU Directive 2013/30 on the Safety of Offshore Oil and Gas Operations;

•	the U.S. Oil Pollution Act of 1990 (“OPA”);

•	requirements of the U.S. Coast Guard (“USCG”);

•	the U.S. Environment Protection Agency (“EPA”);

•	the U.S. Comprehensive Environmental Response;

•	Compensation and Liability Act (“CERCLA”)

•	the U.S. Maritime Transportation Security Act of 2002 (“MTSA”); and

•	the U.S. Outer Continental Shelf Lands Act and certain regulations of the EU.

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
We are subject to the risk that we or our affiliated companies or their respective officers, directors, employees and agents may take actions determined to be in violation of anti-corruption laws, including the FCPA and the U.K. Bribery Act. Any such violation could result in substantial fines, disgorgement, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
If our drilling units are located in countries that are subject to, or targeted by, economic sanctions, export restrictions, or other operating restrictions imposed by the United States, European Union or other governments, our reputation and the market for our debt and common shares could be adversely affected.
The U.S., European Union or and other governments may impose economic sanctions against certain countries, persons and other entities that restrict or prohibit transactions involving such countries, persons and entities. U.S. sanctions in particular are targeted against countries (such as Russia, Venezuela, Iran and others) that are heavily involved in the petroleum and petrochemical industries, which includes drilling activities. U.S., European Union and other economic sanctions change frequently and enforcement of economic sanctions worldwide is increasing.
In 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of sanctions to non-U.S. companies such as ours and introduced limits on such companies and persons that do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. On August 10, 2012, the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which places further restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria. Perhaps the most significant provision in the Iran Threat Reduction Act is that prohibitions in the existing Iran sanctions applicable to U.S. persons will now apply to any foreign entity owned or controlled by a U.S. person. Another major provision in the Iran Threat Reduction Act is that issuers of securities must disclose in their annual and quarterly reports filed with the Commission after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain activities involving Iran during the timeframe covered by the report. At this time, we are not aware of any activities conducted by us or by any affiliate, which is likely to trigger such a disclosure requirement. On January 2, 2013, the U.S. signed into law the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”), as a part of the National Defense Authorization Act for Fiscal Year 2013. Among other measures, IFCA authorizes broad sanctions on certain activities related to Iran’s energy, shipping, and shipbuilding sectors.
On July 14, 2015, the P5+1 and the European Union (“E.U.”) announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran’s Nuclear Program, or the JCPOA, to significantly restrict Iran’s ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and not involving U.S. persons. On January 16, 2016, or the Implementation Day, the United States joined the E.U. and the U.N. in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or the IAEA, that Iran had satisfied its respective obligations under the JCPOA.
On May 8, 2018, the U.S. announced that it would be withdrawing from the JCPOA. On August 6, 2018, the U.S. issued Executive Order 13846 which reimposed certain sanctions on Iran effective as of that date and set the reimposition of additional sanctions on Iran effective November 5, 2018. On November 5, 2018, following a wind-down period, the U.S. completed the reimposition of nuclear-related sanctions against Iran that it had previously lifted in connection with the JCPOA. Since that time the U.S. has issued additional Executive Orders imposing sanctions with respect to Iran.

The Office of Foreign Assets Control (“OFAC”) acted several times over the past year to add Iranian individuals and entities to its list of Specially Designated Nationals whose assets are blocked and with whom U.S. persons are generally prohibited from dealing, including re-adding on November 5, 2018, hundreds of individuals and entities that had previously been delisted in connection with the JCPOA.

In August 2017, the U.S. passed the “Countering America’s Adversaries Through Sanctions Act” (Public Law 115-44) (“CAATSA”), which authorizes imposition of new sanctions on Iran, Russia, and North Korea. The CAATSA sanctions with respect to Russia create heightened sanctions risks for companies operating in the oil and gas sector, including companies that are based outside of the United States. OFAC sanctions targeting Venezuela have likewise increased in the past year, and any new sanctions targeting Venezuela could further restrict our ability to do business in such country. On January 28, 2019, OFAC added the Venezuelan state-owned oil company, Petróleos de Venezuela, S.A. (“PdVSA”), to its List of Specially Designated Nationals and Blocked Persons, increasing the sanctions risk for companies operating in the oil sector. Subsequently, on August 5, 2019, the U.S. issued Executive Order 13884 which further increased sanctions on Venezuela and blocked the entire Government of Venezuela.

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
Certain parties with whom we have entered into contracts may be or may be affiliated with persons or entities that are, the subject of sanctions imposed by the United States, the E.U. or other international bodies as a result of the annexation of Crimea by Russia in March 2014 and the subsequent conflict in eastern Ukraine, or malicious cyber-enabled activities. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, or we may suffer reputational harm. Such sanctions may prevent us from performing some or all of our obligations under any potential drilling contracts with Rosneft, which could impact our future revenue, contract backlog and results of operations, and adversely affect our business reputation. We may also lose business opportunities to companies that are not required to comply with these sanctions.
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
The economic effects of “Brexit” may affect relationships with existing and future customers and could have an adverse impact on our business and results of operations.

On June 23, 2016, the U.K. held a referendum in which voters approved an exit from the E.U., commonly referred to as “Brexit,” and negotiations remain ongoing to determine the future terms of the U.K.’s relationship with the E.U. The formal notification to the European Council required under Article 50 of the Treaty on European Union was made on March 29, 2017, triggering a two-year period during which the terms of exit are to be negotiated. This period has been extended on several occasions, most recently to January 31, 2020. The Withdrawal Agreement Bill was passed by the U.K. House of Commons on January 9, 2020 and, subject to scrutiny by the U.K. House of Lords, the Withdrawal Agreement Bill approved an 11-month transition period starting on January 31, 2020 in which the U.K. will cease to be a member of the E.U., but will continue to follow the E.U.’s rules and contribute to its budget. In the event a full trade deal is not reached between the U.K. and E.U. by the December 31, 2020 deadline and there is no further extension, trade relations between the U.K. and the E.U. will be governed by any terms agreed within this period or by the World Trade Organization Rules. The impact on our business as a result of Brexit will depend, in part, on the outcome of tariff, trade, regulatory and other negotiations and on the ultimate manner and timing of the U.K.’s withdrawal from the E.U.
As a result of the referendum, the global markets and currencies have been adversely impacted, including a sharp decline in the value of the U.K. pounds sterling as compared to the U.S. dollar. A potential devaluation of the local currencies of our international customers relative to the U.S. dollar may impair the purchasing power of our international customers and could cause international customers to decrease drilling contracts or cancel drilling contracts completely.
Brexit may also lead to legal uncertainty and potentially divergent laws and regulations as the U.K. determines which E.U. laws to retain, and those laws and regulations may be cumbersome, difficult or costly in terms of compliance. Any of these effects of Brexit, among others, could adversely affect our business and results of operations.

We have suffered, and may continue to suffer, losses through our investments in other companies in the offshore drilling and oilfield services industry, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We currently hold investments in several other companies in our industry that own/operate offshore drilling rigs with similar characteristics to our fleet of rigs or deliver various other oilfield services. These investments include equity interests in Seadrill Partners, SeaMex, Sonadrill, Gulfdrill, Archer and Seabras Sapura. In addition, we have provided subordinated loans to Seamex and Seabras Sapura and have various intercompany arrangements with Seadrill Partners, Seamex, Sonadrill and Gulfdrill. These arrangements include management and administrative services agreements pursuant to which we provide Seadrill Partners, Seamex and Sonadrill with certain management and administrative services charged primarily on a cost-plus mark-up basis.
As at December 31, 2019, the carrying value of our equity investments in these companies was $400 million. In addition, we had loan and trade receivables due from related parties with a carrying value of $704 million. Please see Note 15 – Marketable securities, Note 18 – Investment in associated companies, and Note 31 – Related party transactions for further details.
The market value of our equity interest in these companies has been, and may continue to be, volatile and has fluctuated, and may continue to fluctuate, in response to changes in oil and gas prices and activity levels in the offshore oil and gas industry. If we sell our equity interest in an investment at a time when the value of such investment has fallen, we may incur a loss on the sale or an impairment loss being recognized, ultimately leading to a reduction in earnings. Furthermore, Seadrill Partners ceased paying distributions in January 2020, and our equity interest in, claims against, and contractual arrangements with Seadrill Partners may be impaired to the extent Seadrill Partners is unable to refinance its significant debt obligations or seeks to restructure them in or out of court.
In current market conditions, we may consider entering into joint venture arrangements where each joint venture partner bareboat charters their rigs into the joint venture entity. Through such a structure, we would seek to manage and operate all joint venture rigs and enable the Group to access additional markets, increase presence in a particular market or secure drilling contracts from counterparties who may only be willing to grant those drilling contracts pursuant to or as part of implementing a joint venture with us. However, any financial return from drilling contracts entered into in respect of our rig will be diluted to the shareholding percentage we hold in the joint venture entity and financial success of the joint venture will depend on the management fee rates we are able to agree with our joint venture partner.
During the years ended December 31, 2019 and 2017 we recognized charges of $302 million and $841 million respectively relating to certain of our investments due to declining dayrates and future market expectations for dayrates in the sector. Please see “Note 11 - Impairment loss on investments in associated companies to our Consolidated Financial Statements” for more information.
We may recognize impairments on long-lived assets, including goodwill and other intangible assets, or recognize impairments on our equity method investments.
As described in the risk factor above, we have previously recognized impairments on our marketable securities and investments in associated companies.
If any of our strategic equity investments decline in value and remain below cost for an extended period, we may be required to write down our investment. We have a 35% interest in the common units of Seadrill Partners, which was delisted from the NYSE on December 11, 2019. To the extent Seadrill Partners is unable to refinance its significant debt obligations, which include debt maturities in the second half of 2020 and the first quarter of 2021, or seeks to restructure them in or out of court, our equity interest in, claims against, and contractual arrangements with Seadrill Partners may be impaired. Any such impairment would negatively impact the value of our business, our operations, and/or liquidity.
Our ability to operate our drilling units in the U.S. Gulf of Mexico could be impaired by governmental regulation, particularly in the aftermath of the moratorium on offshore drilling in the U.S. Gulf of Mexico, and new regulations adopted as a result of the investigation into the Macondo well blowout.
In the aftermath of the Deepwater Horizon Incident (in which we were not involved), various governmental agencies, including the U.S. Department of the Interior, U.S. Bureau of Safety and Environmental Enforcement, or the BSEE and its predecessor, the U.S. Bureau of Ocean Energy Management or BOEM, and the U.S. Occupational Safety and Health Administration, issued new and revised regulations and guidelines governing safety and environmental management, occupational injuries and illnesses, financial assurance requirements, inspection programs and other well control measure relating to our drilling rigs.
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
Our ability to operate worldwide, depends on our ability to obtain the necessary visas and work permits for our personnel to travel in and out of, and to work in, the jurisdictions in which we operate. Governmental actions in some of the jurisdictions in which we operate may make it difficult for us to move our personnel in and out of these jurisdictions by delaying or withholding the approval of these permits. If we are not able to obtain visas and work permits for the employees we need for operating our rigs on a timely basis, or for third-party technicians needed for maintenance or repairs, we might not be able to perform our obligations under our drilling contracts, which could allow our customers to cancel the contracts. Please see “-Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted” for more information.
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
In order to finance our growth, we have incurred significant amounts of debt. Our secured credit facilities have floating interest rates. As such, following our emergence from Chapter 11 Proceedings, significant movements in interest rates could have an adverse effect on our earnings and cash flow. We had previously managed our exposure to interest rate fluctuations through interest rate swaps that effectively fixed a part of our floating rate debt obligations. These swaps were terminated on September 13, 2017 as a result of entering Chapter 11. However, on May 11, 2018 we entered into an agreement to hedge part of our interest rate risk, through the purchase of an interest rate cap. Please see “ITEM 11 - Quantitative and qualitative disclosures about market risk” for further details of our use of derivatives to mitigate exposures to interest rate risk.
As of December 31, 2019, the total outstanding principal amount of our floating rate debt amounted to $5,662 million. We have entered into interest rate cap agreements to cap the interest rate for $4,500 million of this debt.

If we are unable to effectively manage our interest rate exposure through interest rate derivatives in the future, any increase in market interest rates would increase our interest rate exposure and debt service obligations, which would exacerbate the risks associated with our leveraged capital structure.
In addition, in July 2017 the United Kingdom Financial Conduct Authority (the “FCA”), announced that it would phase out LIBOR as a benchmark by the end of 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021. Most of our credit and loan facilities are linked to LIBOR. When LIBOR ceases to exist, we may need to amend our credit and loan facilities based on a new standard that is established, if any. Uncertainty as to the nature of LIBOR’s phase-out and alternative reference rates or disruption in the financial market could also have a material adverse effect on our financial condition, results of operations and cash flows.

Fluctuations in exchange rates and the non-convertibility of currencies could result in losses to us.
As a result of our international operations, we are exposed to fluctuations in foreign exchange rates due to revenues being received and operating expenses paid in currencies other than U.S. dollars. Accordingly, we may experience currency exchange losses if we have not adequately hedged our exposure to a foreign currency, or if revenues are received in currencies that are not readily convertible. As our foreign exchange exposure primarily relates to foreign denominated cash and working capital balances, and we do not currently expect these exposures to cause a significant amount of fluctuations to our net income, we do not currently hedge our foreign currency exchange exposure. Although the effect of fluctuations in currency exchange rates caused by our international operations generally has not had a material impact on our overall operating results, it is no guarantee that our future operating results will be adversely impacted by fluctuations in currency exchange rates. We may also be unable to collect revenues because of a shortage of convertible currency available in the country of operation, controls over currency exchange or controls over the repatriation of income or capital.
We use the U.S. dollar as our functional currency because the majority of our revenues and expenses are denominated in U.S. dollars. Accordingly, our reporting currency is also U.S. dollars. We do, however, earn revenues and incur expenses in other currencies such as Norwegian kroner, U.K. pounds sterling, Brazilian real, Nigerian naira and Angolan Kwanza and there is a risk that currency fluctuations could have an adverse effect on our statements of operations and cash flows. In addition, Brexit, or similar events in other jurisdictions, can impact global markets, which may have an adverse impact on our business and operations as a result of changes in currency, exchange rates, tariffs, treaties and other regulatory matters.
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
In addition, the United States enacted major tax reform legislation in December 2017. This is likely to continue to have a material impact on the amount of overall U.S. tax expense of the Group due to reduced effective tax deductions for certain payments our U.S. operating companies make to non-U.S. rig owners and other group and affiliated companies.
A loss of a major tax dispute or a successful tax challenge to our operating structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries could result in a higher taxes on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.
Our tax returns are subject to review and examination. We do not recognize the benefit of income tax positions we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges our operational structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries; or if the terms of certain Double Tax Treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, our taxes on our worldwide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected. For additional information on tax assessments and claims issued, refer to Note 12 - “Taxation” of the Consolidated Financial Statements included within this report.

A change in laws and regulations in any country in which we operate could have a negative impact on our business
During 2017, the E.U. Economic and Financial Affairs Council released a list of non-cooperative jurisdictions for tax purposes. The stated aim of the list, and accompanying report, was to promote good governance worldwide in order to maximize efforts to prevent tax fraud and tax evasion. Bermuda was not on the list of non-cooperative jurisdictions, but did feature in the report as having committed to address concerns relating to economic substance by December 31, 2018. In accordance with that commitment, Bermuda enacted the Economic Substance Act 2018 (the “ESA”) in December 2018. The ESA requires each registered entity to maintain a substantial economic presence in Bermuda and provides that a registered entity that carries on a relevant activity complies with economic substance requirements if (i) it is directed and managed in Bermuda, (ii) its core income-generating activities (as may be further prescribed) are undertaken in Bermuda with respect to the relevant activity, (iii) it maintains adequate physical presence in Bermuda, (iv) it has adequate full time employees in Bermuda with suitable qualifications and (v) it incurs adequate operating expenditure in Bermuda in relation to the relevant activity. A registered entity that carries on a relevant activity is obliged under the ESA to file a declaration with the Bermuda Registrar of Companies on an annual basis containing certain information. At present, the impact of the ESA is still unclear and it is difficult to predict the nature and effect of these requirements on the Company and its subsidiaries incorporated in Bermuda. We have undertaken an evaluation and continue to monitor the potential effect ESA will have on the Company and its Bermuda subsidiaries. For additional information on litigation matters that we are currently involved in, please see “ITEM 8. Financial Information-A. Consolidated Statements and Other Financial Information-Legal Proceedings.”
Climate change and the regulation of greenhouse gases could have a negative impact on our business.
Due to concern over the risk of climate change, a number of countries, the E.U. and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions in the shipping industry. For example, ships (including rigs and drillships) must comply with IMO and E.U. regulations relating to the collection and reporting of data relating to greenhouse gas emissions. In April 2018, the IMO adopted a strategy to, among other things, reduce the 2008 level of greenhouse gas emissions from the shipping industry by 50% by the year 2050.
Other governmental bodies, such as the United States Environmental Protection Agency and the State of California also may regulate greenhouse gas emissions from shipping in the future. The future of such regulations is difficult to predict because the requirements continue to evolve.
Compliance with existing regulations and changes in laws, regulations and obligations relating to climate change could increase our costs to operate and maintain our assets, and might also require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Any passage of climate control legislation or other regulatory initiatives by the IMO, the E.U., the United States or other countries in which we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, which restricts emissions of greenhouse gases, could require us to make significant financial expenditures which we cannot predict with certainty at this time.
Additionally, adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for the use of alternative energy sources. In addition, parties concerned about the potential effects of climate change have directed their attention at sources of funding for energy companies, which has resulted in certain financial institutions, funds and other sources of capital, restricting or eliminating their investment in or lending to oil and gas activities. Any material adverse effect on the oil and gas industry relating to climate change concerns could have a significant adverse financial and operational impact on our business and operations.
Finally, the impacts of severe weather, such as hurricanes, monsoons and other catastrophic storms, resulting from climate change could cause damage to our equipment and disruption to our operations and cause other financial and operational impacts, including impacts on our major customers.

Acts of terrorism, piracy, cyber-attack, political and social unrest could affect the markets for drilling services, which may have a material and adverse effect on our results of operations.
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
We may also be subject to significant legal costs in defending these actions, which we may or may not be able to recoup depending on the results of such claim. For additional information on litigation matters that we are currently involved in, please see Note 34 - “Commitments and Contingencies” to the Consolidated Financial Statements included within this report.
We cannot guarantee that the use of our drilling units will not infringe the intellectual property rights of others.
The majority of the intellectual property rights relating to our drilling units and related equipment are owned by our suppliers. In the event that one of our suppliers becomes involved in a dispute over an infringement of intellectual property rights relating to equipment owned by us, we may lose access to repair services or replacement parts or could be required to cease using some equipment. In addition, our competitors may assert claims for infringement of intellectual property rights related to certain equipment on our drilling units and we may be required to stop using such equipment and/or pay damages and royalties for the use of such equipment. The consequences of these technology disputes involving our suppliers or competitors could adversely affect our financial results and operations. We have indemnity provisions in some of our supply contracts to give us some protection from the supplier against intellectual property lawsuits. However, we cannot make any assurances that these suppliers will have sufficient financial standing to honor their indemnity obligations or guarantee that the indemnities will fully protect us from the adverse consequences of such technology disputes. We also have provisions in some of our client contracts to require the client to share some of these risks on a limited basis, but we cannot provide assurance that these provisions will fully protect us from the adverse consequences of such technology disputes. For information on certain intellectual property litigation that we are currently involved in, please see Note 34 - “Commitments and Contingencies” to the Consolidated Financial Statements included within this report.
We depend on directors who are associated with affiliated companies, which may create conflicts of interest.
Our largest shareholder is Hemen Holding Limited, or Hemen. Three of our directors also serve as directors of other companies affiliated with Hemen. Our directors owe fiduciary duties to both us and other related parties and may have conflicts of interest in matters involving or affecting us and our customers. Please see “ITEM 6. Directors, Senior management and Employees - C. Board Practices” for more information.
We have agreed to market certain rigs of our affiliated entity, NOL, which may create conflicts of interest.

We executed an agreement with NODL for the commercial management of certain of the rigs acquired by our affiliated entity, NODL, which subsequently novated its rights and obligations to NOL.

To date, we have entered into drilling contracts in respect of certain NOL units directly with customers with back-to-back arrangements in place between us and NOL to allocate risk and liability back to NOL commensurate with the structure. Ultimately, we are exposed to the creditworthiness of NOL, to the extent that we have an exposure to the customer under the drilling contract and seek recovery under the back-to-back arrangements. We earn an incentivized management fee from NOL that is intended to reward us for the services we provide and the risks that we are exposed to as well as providing a right of first refusal for purchase of the unit. We currently have stacked rigs that were available but not competitive from a technical or cost perspective with the NOL units that secured drilling contracts through us.

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
Rules adopted by the Securities and Exchange Commission pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require that we assess our internal control over financial reporting annually. The rules governing the standards that must be met for management to assess its internal control over financial reporting are complex. They require significant documentation, testing, and possible remediation of any significant deficiencies in and / or material weaknesses of internal controls in order to meet the detailed standards under these rules. Although we have evaluated our internal control over financial reporting as effective as of December 31, 2019, in future fiscal years, we may encounter unanticipated delays or problems in assessing our internal control over financial reporting as effective or in completing our assessments by the required dates. In addition, we cannot assure you that our independent registered public accountants will attest that internal control over financial reporting is effective in future fiscal years.

If we are unable to maintain effective internal controls over financial reporting and disclosure controls, investors may lose confidence in our reported financial information, which could lead to a decline in the price of common shares, limit our ability to access the capital markets in the future, and require us to incur additional costs to improve our internal control over financial reporting and disclosure control systems and procedures. Further, if lenders and other debt financing sources lose confidence in the reliability of our financial statements, it could have a material adverse effect on our ability to secure replacement or additional financing, or amendments to existing debt documents, on terms acceptable to us or at all.
Public health threats, such as the recent coronavirus, or COVID-19, outbreak could have an adverse effect on our operations and financial results.
Public health threats, such as Ebola, influenza, the Zika virus, forms of Coronavirus such as SARS or COVID-19, and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, could adversely impact our operations, and the operations of our customers. For example, the recent outbreak of COVID- 19 has been declared by the World Health Organization as a pandemic and has spread across the globe to many countries in which we do business and is impacting worldwide economic activity. Public health threats in any area, including areas where we do not operate, could disrupt international transportation and supply chains. Our crews generally work on a rotation basis, with a substantial portion relying on international air transport for rotation. Although we have not had significant issues to date as a result of COVID-19, any disruptions could impact the cost of rotating our crews, and possibly impact our ability to maintain a full crew on all rigs at a given time. In addition, it is not possible at this time to estimate the impact that COVID-19 could have on our business. The continued spread of COVID-19, the measures taken by the governments of countries affected, actions taken to protect employees, and the impact of the pandemic on various business activities in affected countries and any other public health threats and related consequences could adversely affect our financial condition, results of operations and cash flows.
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
In recent years, there has been increasing regulatory enforcement and litigation activity in the areas of privacy, data protection and information security in the U.S. and in various countries in which we operate. In addition, legislators and/or regulators in the U.S., the E.U. and other jurisdictions in which we operate are increasingly adopting or revising privacy, data protection and information security laws that could create compliance uncertainty and could increase our costs or require us to change our business practices in a manner adverse to our business. For example, the E.U. and U.S. Privacy Shield framework was designed to serve as an appropriate safeguard in relation to international transfers of personal data from the EEA to the U.S. However, this self-certification faces a number of legal challenges and is subject to annual review. This has resulted in some uncertainty and obligations to look at other appropriate safeguards to protect the security and confidentiality of personal data in the context of cross-border data transfers. Moreover, compliance with current or future privacy, data protection and information security laws could significantly impact our current and planned privacy, data protection and information security related practices, our collection, use, sharing, retention and safeguarding of consumer and/or employee information, and some of our current or planned business activities. Our failure to comply with privacy, data protection and information security laws could result in fines, sanctions or other penalties, which could materially and adversely affect our results of operations and overall business, as well as have an impact on our reputation. For example, the General Data Protection Regulations (EU) 2016/679 (the “GDPR”), as supplemented by any national laws (such as in the U.K., the Data Protection Act 2018) and further implemented through binding guidance from the European Data Protection Board, came into effect on May 25, 2018. The GDPR expanded the scope of the EU data protection law to all foreign companies processing personal data of EEA individuals and imposed a stricter data protection compliance regime, including the introduction of administrative fines for non-compliance up to 4% of global total annual worldwide turnover or €20 million (whichever is higher), depending on the type and severity of the breach, as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 GDPR and the reputational damages that our business may be facing as a result of any personal data breach or violation of the GDPR.

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

•	fluctuations in the market value of our drilling units and the amount of debt we can incur under certain covenants in its current and future debt financing agreements;

•	general and industry-specific economic conditions;

•	changes in financial estimates or recommendations by securities analysts or failure to meet analysts’ performance expectations;

•	additions or departures of key members of management;

•	any increased indebtedness we incur in the future;

•	speculation or reports by the press or investment community with respect to Seadrill or Seadrill Partners, or the industry in general;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

•	changes or proposed changes in laws or regulations affecting the oil and gas industry or enforcement of these laws and regulations, or announcements relating to these matters; and

•	general market, political and economic conditions, including any such conditions and local conditions in the markets in which we operate.
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
The market price of our common shares has fluctuated widely and may continue to do so as a result of many factors, such as actual or anticipated fluctuations in our operating results, the outcome of our amendment negotiations with lenders under our credit facilities, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. Further, there may be no continuing active or liquid public market for our common shares. If an active trading market for our common shares does not continue, the price of our common shares may be more volatile and it may be more difficult and time consuming to complete a transaction in our common shares, which could have an adverse effect on the realized price of our common shares. In addition, an adverse development in the market price for our common shares could negatively affect our ability to issue new equity to fund our activities.
If we cannot meet the continued listing requirements of the NYSE and/or the OSE, such stock exchange may delist our common share.
On March 26, 2020, we received written notification from the NYSE that we are not in compliance with the continued listing standard set forth in Section 802.01C of the NYSE Listed Company Manual (“Section 802.01C”). As of March 24, 2020, the average closing price of our common share was less than $1.00 per share over a consecutive 30 trading-day period (the “Notice”).

Pursuant to Section 802.01C, we can regain compliance with the minimum share price requirement if, during the six-month cure period following receipt of the Notice, on the last trading-day of any calendar month, Seadrill common share has a closing share price and a 30 trading-day average closing share price of at least $1.00.  In the event that at the expiration of the six-month cure period, both a $1.00 closing share price on the last trading day of the cure period and a $1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures with respect to Seadrill’s common share.  We intend to inform the NYSE that we will cure the price condition, if necessary, by seeking shareholder approval of a share consolidation no later than our next annual meeting, and implementing such action, if necessary, promptly after shareholder approval. In this instance, the price condition will be deemed cured if the price promptly exceeds $1.00 per share, and the price remains above the level for at least the following 30 trading days. The NYSE has confirmed that the six-month cure period requirement does not apply if we decide to take an action that requires shareholder approval, as long as the action is implemented promptly after the annual general meeting.

The NYSE’s continued listing standards also provide that a listed company will be considered to be below compliance if its average closing share price reaches an "abnormally low" level or if market capitalization over a consecutive 30 trading-day period is less than $15 million (which rule is currently waived until June 30, 2020). If our average market capitalization over a consecutive 30 trading-day period falls below $15 million thereafter or reaches an abnormally low level, the NYSE will initiate suspension and delisting procedures.

Further, in the event that we file for or announce an intention to file for bankruptcy protection, the NYSE continued listing standards permit the NYSE, in its sole discretion, to seek immediate suspension and delisting of our securities.

Our common share also has a secondary listing on the OSE. If our common share ceases to be listed on the NYSE, the OSE listing would change to be a primary listing, subject to our compliance with continued listing standards.

A delisting of our common share from the NYSE and/or the OSE could negatively impact us because it could: (i) reduce the liquidity and market price of our common share, (ii) reduce the number of investors willing to hold or acquire our common share, which could negatively impact our ability to raise equity financing, (iii) limit our ability offer and sell freely tradable securities, thereby preventing us from accessing the public capital markets, (iv) impair our ability to provide equity incentives to our employees and (v) lead to a default under one or more of our credit facilities under certain circumstances. Certain of our credit facilities include a covenant requiring our common share to be listed on the NYSE or the OSE or, in certain cases another internationally recognized stock exchange; thus, if our common share were to be delisted from both the NYSE and the OSE and not listed on another internationally recognized exchange permitted under such credit facilities, we could be in default under such facilities. Given the cross-default and cross-acceleration provisions in our other debt agreements, we could be in default under those other debt agreements as well, with the result that some or all of our indebtedness could be declared immediately due and payable (or accelerated after the expiration of any applicable grace period), and we may not have sufficient assets available to satisfy our obligations.

Receipt of the Notice by Seadrill, on the other hand, is not a violation of the terms of, and does not constitute a default or event of default under, any of our debt obligations, and is not anticipated to impact the Company’s current discussions with our secured lenders regarding potential amendments to our credit facilities. The Notice also has no immediate impact on the listing of Seadrill’s common share, which will continue to be listed and traded on the NYSE during the applicable cure period under the symbol “SDRL,” subject to our compliance with other continued listing requirements set forth in the NYSE Listed Company Manual but will have an added designation of “.BC” to indicate the status of the common shares as below compliance with the NYSE continued listing standards.  The “.BC” indicator will be removed at such time as Seadrill is deemed compliant.
The issuance of share-based awards may dilute investors’ holding of the Shares.
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
A limited number of holders own a substantial portion of the Shares, which may be traded on the NYSE or the OSE if such Shares are freely tradable or covered by an effective registration statement. Certain Shares became freely tradable immediately following the Debtors’ emergence from Chapter 11 Proceedings and up to 76,359,119 of our common shares may be sold pursuant to a resale registration statement that we are required to maintain pursuant to a registration rights agreement with certain investors. Some of the creditors who received Shares in connection with the Plan may sell these shares for any number of reasons. We cannot predict what effect, if any, future sales of the Shares, or the availability of Shares for future sales, will have on their market price. Sales of substantial amounts of the Shares in the public market, or the perception that such sales could occur, may adversely affect the market price of the Shares, making it more difficult for holders to sell their Shares at a time and price that they deem appropriate. In addition, investment firms that are party to certain put and call agreements may hedge their positions by trading the Shares. The sale of significant amounts of the Shares, substantial trading in the Shares, hedging activities or the perception in the market that any of these activities will occur, may adversely affect the market price of the Shares. Sales of Shares could also impair our ability to raise capital, should we wish to do so, which may cause the share price to decline.
We may pay little or no dividends on the Shares.
The payment of any future dividends to the Company’s shareholders will depend on decisions that will be made by the Board of Directors and will depend on then existing conditions, including the Company’s operating results, financial conditions, contractual and financing restrictions, corporate law restrictions, capital agreements, the applicable laws of Bermuda and business prospects. The Company may pay little or no dividends for the foreseeable future.
In addition, since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries distributing to us their earnings and cash flow. Furthermore, our debt documents may prohibit or otherwise limit our and our subsidiaries’ ability to pay dividends and distributions without consent of the requisite debt holders. For more information, see “-The covenants in our debt agreements impose operating and financial restrictions on us that could significantly impact our ability to operate our business and a breach of which could result in a default under the terms of these agreements, which could accelerate our repayment of funds that we have borrowed.” We suspended the payment of dividends in November 2014, and we cannot predict when, or if, dividends will be paid in the future.
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

Certain shareholders have the right to appoint directors to the Board of Directors and their interests may not coincide with other investors’ interests.
Provided that certain circumstances exist, certain of our shareholders are entitled to appoint directors to the Board of Directors pursuant to the Bye-Laws. For example, Hemen currently is entitled to appoint four directors (including the Chairman) to the Board of Directors, two of which must be independent directors and unrelated to Hemen. Each independent director is required to satisfy the independence rules under the United States Securities Exchange Act of 1934 (the “U.S. Securities Exchange Act”), the NYSE and the OSE. As a result of these appointment rights, Hemen, Centerbridge and the Commitment Parties are able to influence the composition of the Board of Directors and Hemen may consequently have influence with respect to the Company’s management, business plans and policies, including the appointment and removal of its officers. The interests of Hemen, Centerbridge and the Commitment Parties may not coincide with other investors’ interests, and their director designees may make decisions other investors disagree with. Please see Section 15.14.2.2 “Election and removal of Directors” for more information on the director appointment procedure.

Our bye-laws limit shareholders’ ability to bring legal action against its officers and directors.
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
Beneficial owners of the Shares that are registered in a nominee account (such as through brokers, dealers or other third parties) may not be able to vote such Shares unless their ownership is re-registered in their names with the Norwegian Central Securities Depository (“VPS”) prior to the general meetings. We can provide no assurances that beneficial owners of the Shares will receive the notice of a general meeting in time to instruct their nominees to either effect a re-registration of their Shares or otherwise vote their Shares in the manner desired by such beneficial owners.
Risks Relating to Our Emergence from Bankruptcy
Because our Consolidated Financial Statements reflect fresh start accounting adjustments made upon emergence from bankruptcy, financial information in our future financial statements will not be comparable to Seadrill’s financial information from prior periods.
Upon emergence from Chapter 11 Proceedings, on July 2, 2018, we adopted fresh start accounting in accordance with the provisions set forth in ASC 852, Reorganizations. Adopting fresh start accounting results in a new financial reporting entity with no retained earnings or deficits brought forward. Upon the adoption of fresh start accounting, our assets and liabilities were recorded at their fair values which differed materially from the recorded values of our assets and liabilities as reflected in the Predecessor historical Consolidated Balance Sheets. Thus, our Consolidated Balance Sheets and Statements of Operations are not comparable in many respects to Consolidated Balance Sheets and Statements of Operations data for periods prior to adoption of fresh start accounting. You will not be able to compare information reflecting our post-emergence Consolidated Financial Statements to information for periods prior to emergence from bankruptcy, without adjusting for fresh start accounting. The lack of comparable historical information may discourage investors from purchasing our common shares. Additionally, the financial information contained in this annual report on Form 20-F may not be indicative of future financial information.
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
Seadrill Limited is an exempted company limited by shares and is listed under the Symbol "SDRL" on the New York Stock Exchange ("NYSE") and the Oslo Stock Exchange ("OSE"). Its registered offices are located at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda and our telephone number is +1 (441) 295-6935.
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
2) Significant Developments for the Period from January 1, 2018 through and including December 31, 2019
In this section we have set out important events in the development of our business. This includes information concerning the nature and results of any material reclassification, merger or consolidation of the company or any of its significant subsidiaries; acquisitions or dispositions of material assets other than in the ordinary course of business; any material changes in the mode of conducting the business; material changes in the types of products produced or services rendered; name changes; or the nature and results of any bankruptcy, receivership or similar proceedings with respect to the company or significant subsidiaries. This section covers the period from the beginning of our last full financial year.
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
The corporate reorganization also included: (i) the formation of a new wholly-owned intermediate holding company ("IHCo") as a subsidiary of Seadrill, (ii) and a new wholly-owned intermediate holding company ("RigCo") as a subsidiary of IHCo which holds interests in Seadrill's rig-owning, rig-operating and management entities transferred to RigCo in the corporate reorganization, (iii) the formation of a new wholly-owned intermediate holding company Seadrill New Finance Limited ("NSNCo"), as a subsidiary of IHCo for the purpose of issuing the "Senior Secured Notes" (being the $880 million aggregate principal amount of 12% Senior Secured Notes due 2025 issued by NSNCo in connection with the Reorganization, as further described below) and (iv) the formation of certain new wholly-owned intermediate holding companies as subsidiaries of NSNCo for the purpose of holding interests in certain of the non-consolidated entities transferred to NSNCo by Old Seadrill Limited in the corporate reorganization.

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
Pursuant to the Plan and an order of the Bankruptcy Court, a set of rights offering procedures were approved. As a result, eligible holders of general unsecured claims against the Debtors were offered the right to participate in (i) a rights offering of up to $119.4 million in principal amount of the Senior Secured Notes (the "Notes Rights Offering") and the corresponding pro rata portion of 57.5% of common shares in Seadrill Limited were issued to holders who participated in the Notes Rights Offering and (ii) a rights offering of up to $48.1 million in value of common shares in Seadrill Limited (the "Equity Rights Offering").
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
The Senior Secured Notes and the Seadrill Common Shares were acquired by the Commitment Parties under the Investment Agreement and were reduced to the extent the Note Rights and Equity Rights were exercised in the Notes Rights Offering and the Equity Rights Offering, respectively. The Commitment Parties did not participate in the Notes Rights Offering nor the Equity Rights Offering, in accordance with the terms of the Investment Agreement.

v.	Issuance and distribution of the new shares under the Plan and Investment Agreement
The following table sets forth the allocation of common shares issued on the Effective Date, subject to the terms and conditions of the Plan:

		Percentage
Recipient of Common Shares	Number of shares	Prior to dilution by Primary Structuring Fee and the shares reserved under the Employee Incentive Plan	Prior to dilution by the shares reserved under the Employee Incentive Plan	Fully diluted
Commitment Parties (in exchange for cash paid pursuant to the Investment Agreement) and Equity Rights Offering Subscribers	23,750,000	25.00%	23.75%	21.38%
Recipients of Senior Secured Notes (including Commitment Parties and Notes Rights Offering Subscribers)	54,625,000	57.50%	54.63%	49.16%
Holders of General Unsecured Claims	14,250,000	15.00%	14.25%	12.82%
Former Holders of Old Seadrill Limited Equity and Seadrill Limited 510(b) Claimants	1,900,000	2.00%	1.90%	1.71%
Fees to Select Commitment Parties	475,000	0.50%	0.47%	0.43%
All creditors, excluding Primary Structuring Fee	95,000,000	100.00%	95.00%	85.50%
Hemen (on account of Primary Structuring Fee)	5,000,000	-	5.00%	4.50%
Total, prior to dilution by shares reserved under the Employee Incentive Plan	100,000,000	-	100.00%	90.00%
Reserved for the Employee Incentive Plan	11,111,111	-	-	10.00%
Total, fully diluted	111,111,111	-	-	100.00%

vi.	Senior Secured Notes
In accordance with the terms and conditions of the Investment Agreement, the Commitment Parties purchased the full principal amount of the Senior Secured Notes for $880 million in cash, less the principal amount purchased by participants in the Notes Rights Offering, and on the Effective Date, NSNCo issued $880 million in principal amount of Senior Secured Notes. As described above, Seadrill Limited issued approximately 57.5% of the common shares in Seadrill (prior to dilution by the Primary Structuring Fee and the shares reserved under the employee incentive plan) on a pro rata basis to the purchasers of the Senior Secured Notes.

In November 2018, we redeemed $121 million of principal and $5 million of accrued interest on our Senior Secured Notes. In April 2019, we repurchased $311 million of principal Senior Secured Notes for $342 million. The $31 million additional cash paid represents the 7% purchase premium and settlement of accrued payment-in-kind and cash interest on the notes prior to purchase.
b) Acquisitions or disposals of material assets
In April 2018, we entered into a settlement and release agreement, subject to Bankruptcy Court approval, with Jurong in respect of the West Rigel. The sale completed, and the proceeds were received on May 9, 2018. Per the terms of the Senior Secured Notes, we were required to redeem a proportion of the principal and interest outstanding on the notes using our share of the West Rigel sale proceeds. We used the proceeds to make a mandatory redemption of $121 million of principal and $5 million of accrued interest on November 1, 2018.
c) Other significant developments
In May 2018, we purchased an interest rate cap for $68 million to mitigate our exposure to future increases in LIBOR on our floating rate debt. The capped rate against the 3-month US LIBOR is 2.87% and covers the period from June 15, 2018 to June 15, 2023. The principal amount covered by the cap as at December 31, 2019 is $4.5 billion.
In July 2018, Seadrill Partners, received approximately $248 million relating to the West Leo early termination litigation award, of which $204 million was recognized as revenue in Seadrill Partners' Statement of Operations for the second quarter ended June 30, 2018. Seadrill Partners is an associated company in which we hold an investment (see ITEM 4C "Organizational Structure").
In October 2018, we completed a transaction that fully extinguished the sponsor guarantees given by Seadrill Limited and Sapura Energy Berhad for the benefit of the lenders of certain debt facilities of the Seabras Sapura joint venture. Seadrill Limited’s guarantee obligations were previously released, discharged and terminated as part of the Chapter 11 proceedings and under the terms of the October 31 transaction, the lenders confirmed that they had no outstanding claims against Seadrill Limited in respect of its guarantees and released and discharged Sapura Energy Berhad’s guarantees. In return for the release and discharge of both sponsors’ guarantees, the lenders under the debt facilities received, amongst other things, cross-collateralization of the debt facilities, a prepayment from the joint venture, an increase in margin and a consent fee.
In November 2018 and January 2019, we recovered a total of $47 million from a $48 million overdue receivable that was fully provided against in the Predecessor company. This was recognized as other operating income in our 2018 and 2019 Successor periods.
In December 2018, we reached an amicable agreement with Transocean over alleged patent infringement of the Transocean dual activity patent. Under the terms of the settlement, Seadrill and Seadrill Partners have entered into a global license agreement with Transocean of the dual activity drilling method on our rigs covering alleged past infringements and future use.
In February 2019, we entered into an agreement to establish a 50:50 joint venture ("Sonadrill") with Sonangol. The joint venture will operate four drillships, focusing on opportunities in Angolan waters. Each of the joint venture parties will bareboat charter two drillships into Sonadrill and we will manage and operate all the units. Seadrill is also responsible for managing the delivery and mobilization to Angolan waters of the two Sonangol drillships, from the shipyard in Korea, under a separate commissioning and mobilization agreement with Sonangol. In October 2019, Seadrill and Sonangol contributed $50 million equity into the joint venture. On October 1, 2019, the first bareboat charter and management agreements for the Sonangol drilling unit, Libongos, became effective. The rig commenced its first drilling contract on October 10, 2019.
Contracts to acquire eight newbuild jack-up rigs from Dalian were terminated between October 2017 and March 2019. In March 2019, the relevant Seadrill contracting parties commenced arbitration proceedings in London for all eight rigs to claim for the return of the paid installments plus interest and further damages for losses. The Seadrill contracting parties have also filed claims for these amounts as part of the Dalian insolvency proceedings in China, which commenced in January 2019. Dalian has stated that it has claims for damages in respect of each of the rigs, but it has not quantified those damages. The arbitrations are currently not progressing by agreement of the parties, pending the insolvency administrator's decision whether to accept or reject the Seadrill contracting parties' claims.
In August 2019, we entered into an agreement to establish a 50:50 joint venture ("Gulfdrill") with Gulf Drilling International ("GDI"), which will provide drilling services in Qatar. GDI has been awarded five long-term drilling contracts in Qatar which it will novate to Gulfdrill. We will lease two of our benign environment jack-up rigs, West Castor and West Telesto, to Gulfdrill for use under these contracts and have secured bareboat charters for a further three rigs from a third-party shipyard. GDI will manage and operate all rigs on behalf of the joint venture. In November 2019 the first rig from the shipyard was delivered and the West Castor commenced its lease.

3) Capital expenditures
Our capital expenditures primarily relate to (i) upgrades to our existing drilling units and (ii) costs incurred on major maintenance projects. In the year ended December 31, 2017 we additionally had significant capital expenditure for our newbuilding drilling unit program.
We have summarized capital expenditures for the periods covered by this annual report in the table below.

(In $ millions)	Successor		Predecessor
Summary of capital expenditures	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Additions to newbuilding	—	—	(1)	(33)
Additions to drilling units and equipment	(48)	(27)	(48)	(59)
Payments for long-term maintenance	(114)	(71)	(78)	(58)
Total capital expenditure	(162)	(98)	(127)	(150)
4) Further information
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may find additional information on Seadrill on that site. The address of that site is http://www.sec.gov.

B.	BUSINESS OVERVIEW

1) Introduction
We are an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of drillships, semi-submersible rigs and jack-up rigs for operations in shallow to ultra-deepwater in both benign and harsh environments. We contract our drilling units to drill wells for our customers on a dayrate basis. Typically, our customers are oil super-majors, state-owned national oil companies and independent oil and gas companies.
Through a number of acquisitions of companies, second-hand units and newbuildings, we have developed into one of the world's largest international offshore drilling contractors. We own 35 drilling rigs and we manage and operate 20 rigs on behalf of Seadrill Partners, SeaMex, Sonangol, Sonadrill and Northern Drilling.
We are recognized for providing high quality operations, in some of the most challenging sectors of offshore drilling. We employee 4,538 employees across the globe. We are incorporated in Bermuda, and have worldwide operations based on where activities are conducted in the global oil and gas industry.
We operate through the following segments: (i) floaters; (ii) jack-up rigs; and (iii) other, as further explained below and in 5A - "Operating and Financial Review".
2) Our Fleet
Our fleet is one of the youngest and most modern of all the major offshore drilling contractors. We currently own a fleet of 35 drilling units, including seven drillships, 12 semi-submersible rigs and 16 jack-up rigs. We also have an option to purchase one semi-submersible rig. You may find additional information on our drilling units and newbuilding in item 4D - "Property, Plant and Equipment".
We categorize the drilling units in our fleet as (i) floaters and (ii) jack-ups. This is further explained below.
a) Floaters
Our floaters segment encompasses our drillships and semi-submersible rigs.

i.	Drillships:
Drillships are self-propelled ships equipped for drilling offshore in water depths ranging from 1,000 to 12,000 feet and are positioned over the well through a computer-controlled thruster system. Drillships are suitable for drilling in remote locations because of their mobility and large load-carrying capacity. Depending on country of operation, drillships operate with crews of 50 or more people.

ii.	Semi-submersible drilling rigs:
Semi-submersibles are self-propelled drilling rigs consisting of an upper working and living quarters deck connected to a lower hull consisting of columns and pontoons. Such rigs operate in a “semi-submerged” floating position, in which the lower hull is below the waterline and the upper deck protrudes above the surface. The rig is situated over a wellhead location and remains stable for drilling in the semi-submerged floating position, due in part to its wave transparency characteristics at the water line.
Semi-submersible rigs can be either moored or dynamically positioned. Moored semi-submersible rigs are positioned over the wellhead location with anchors and typically operate in water depths ranging up to 1,500 feet. Dynamically positioned semi-submersible rigs are positioned over the wellhead location by a computer-controlled thruster system and typically operate in water depths ranging from 1,000 to 12,000 feet. Depending on country of operation, semi-submersible rigs generally operate with crews of 50 or more people.
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
3) Competitive Strengths
We believe that our competitive strengths include:

i.	One of the largest offshore drilling contractors
Since our inception in 2005, we have developed into one of the world’s largest international offshore drilling contractors. While we are one of the largest offshore drilling companies, we also have one of the youngest rig fleets in our industry, with an average fleet age of approximately 10 years.

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
Our drilling units are among the most technologically advanced in the world. The majority of our rigs were built after 2007, which is among the lowest average fleet age in the industry. Our modern fleet offers superior technical capabilities, operational flexibility and reliability are preferred by customers and are winning most available opportunities. We believe, based on our proven operational track record and fleet composition, that we will be better placed to secure new drilling contracts than some of our competitors with older, less advanced rig fleets.

iv.	Strong and diverse customer relationships
We have strong relationships with our customers that we believe are based on our operational track record and quality of our fleet. Our customers are oil super-majors, state-owned national oil companies and independent oil and gas companies.
4) Overall Strategy
During the current challenging period for the industry and to maintain our position as a leading offshore driller, our strategy includes being able to deliver in the following key areas:

i.	Best Operations
We are a leading offshore deepwater drilling company and our key objective is to deliver the best operations possible - both in terms of utilization and health, safety and environment. To do this, we leverage having one of the most modern fleets in the industry and our combination of experienced and skilled employees across the organization. Using our strong operational record, we intend to maximize opportunities for new drilling contracts and sustain a competitive cost structure, which we have been pursuing through our multi-year savings program.

ii.	Right rigs
Our business model includes both floaters and jack-ups. Having the right rigs in these two segments allows us to offer a range of assets to suit our customer needs, to work in various geographies and water depths, and to position ourselves for future growth in the industry.

iii.	Strongest relationships
We have established strong and long-term relationships with key players in the industry and we will seek to deepen and strengthen these relationships as part of our strategy. This involves identifying additional value-adding services for our existing customers and developing long-term partnerships. By providing the best possible service to our customers, and be valued partners in their success.

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
The "floater" and "jack-up" segments are rig types as explained in section two above. Our "other" segment predominantly relates to the provision of management services to third parties and related parties, in which we charge a management fee income for such services. Please refer to Note 31 to the Consolidated Financial Statements included within this report for more information on management and administrative services provided to related parties.
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
7) Customers
Our customers include oil super-majors, state-owned national oil companies and independent oil and gas companies. In addition, we provide management services to certain affiliated entities. You can find an analysis of our most significant customers in Note 6 to the Consolidated Financial Statements included within this report.

8) Drilling contracts
In general, we contract our drilling units to oil and gas companies to provide offshore drilling services at an agreed dayrate for a fixed contract term or on a well completion basis. Dayrates can vary, depending on the type of drilling unit and its capabilities, contract length, geographical location, operating expenses, taxes and other factors such as prevailing economic conditions. We do not provide "turnkey" or other risk-based drilling services to the customer. Instead, we provide a drilling unit and rig crews and charge the customer a fixed amount per day regardless of the number of days needed to drill the well. The customer bears substantially all the ancillary costs of constructing the well and supporting drilling operations, as well as most of the economic risk relative to the success of the well.
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
A drilling unit may be "stacked" if it has no contract in place. Drilling units may be either warm stacked or cold stacked. When a rig is warm stacked, the rig is idle but can deploy quickly if an operator requires its services. Cold stacking a rig involves reducing the crew to just a few key individuals or removal of the entire crew and storing the rig in a harbor, shipyard or designated area offshore.
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
Offshore drilling contracts are generally awarded on a competitive bid basis or through privately negotiated transactions. In determining which qualified drilling contractor is awarded a contract, the key factors are pricing, rig availability, technical specification, rig location, condition and integrity of equipment, their record of operating efficiency, safety performance record, crew experience, reputation and industry standing and customer relations.
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
We also have insurance to cover loss of revenue for our operational rigs (floaters and harsh environment jack-ups only) in the event of extensive downtime caused by physical damage, where such damage is covered under our physical damage insurance. The loss of hire insurance has a deductible period of up to 60 days after the occurrence of physical damage. Thereafter we are compensated for loss of revenue up to 290 days per event and aggregated per year. The daily indemnity will vary from 75% to 100% of the contracted dayrate. We retain the risk related to loss of hire during the initial 60-day period, as well as any loss of hire exceeding the number of days permitted under the insurance policy. If the repair period for any physical damage exceeds the number of days permitted under the loss of hire policy, we will be responsible for the loss of revenue in such a period.

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
We have elected to place an insurance policy for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico with a Combined Single Limit of $100 million in the annual aggregate, which includes loss of hire. We intend to renew our policy to insure a limited part of this windstorm risk for a further period starting May 1, 2020 through April 30, 2021.
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
All our drilling units are subject to regulatory requirements of the flag state where the drilling unit is registered. The flag state requirements are international maritime requirements and, in some cases, further interpolated by the flag state itself. These include engineering, safety and other requirements related to the maritime industry. In addition, each of our drilling units must be “classed” by a classification society. The classification society certifies that the drilling rig is “in-class,” signifying that such drilling rig has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the flag state and the international conventions of which that country is a member. Maintenance of class certification requires expenditure of substantial sums and can require taking a drilling unit out of service from time to time for repairs or modifications to meet class requirements.  Our drilling units must generally undergo class surveys annually and a renewal survey once every five years. In addition, for some of the internationally-required class certifications, such as the Code for the Construction and Equipment of Mobile Offshore Drilling Units (the “MODU Code”) certificate, the classification society will act on a flag state’s behalf.

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
The BWM Convention calls for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention entered into force on September 8, 2017. Under its requirements, only ballast water treatment will be accepted from the next International Oil Pollution Prevention renewal survey (after 8 September 2019). All Seadrill units considered in operational status are in full compliance with the staged implementation of the BWM Convention by International Maritime Organization guidelines.
As of January 1, 2020, MARPOL Annex VI, Regulation 14, requires the sulphur content of any fuel used on board ships to be limited to 0.5% m/m (percent by mass). The fuel we use is compliant to these regulations. Ships must either burn compliant fuel, or use an exhaust gas cleaning system, which have fitting and upkeep costs.

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
We have a 66.24% interest in Asia Offshore Drilling, a group comprised of Asia Offshore Rig 1 Ltd, Asia Offshore Rig 2 Ltd, and Asia Offshore Rig 3 Ltd which own the benign environment jack-up rigs AOD 1, AOD 2 and AOD 3. The remaining 33.76% interest is owned by Mermaid Maritime Public Company Limited ("Mermaid").

ii.	Ship Finance Variable Interest Entities
Between 2007 and 2013 we entered into sale and leaseback arrangements for the semi-submersible rigs West Taurus and West Hercules and the jack-up rig West Linus. The counterparty to these arrangements was SFL Corporation Ltd ("Ship Finance"), who is a related party because our largest shareholder, Hemen, has a significant interest in both us and Ship Finance. Ship Finance incorporated SFL Deepwater Ltd, SFL Hercules Ltd, and SFL Linus Ltd for the sole purpose of owning and leasing the drilling units. Whilst these companies are wholly-owned subsidiaries of Ship Finance, we consolidate them under the variable interest entity model because we are the primary beneficiary of the entities.

iii.	Seadrill Nigeria Operations Limited
HH Global Alliance Investments Limited ("Heirs Holdings"), an unrelated party registered in Nigeria, owns a non-controlling interest in one of our subsidiaries, Seadrill Nigeria Operations Limited, which holds a 10% interest in our drillship West Jupiter and previously supported the West Jupiter's operations whilst it was under contract with Total in Nigeria. In February 2020, we paid $11 million to Heirs Holdings for an option to buy the non-controlling interest at any point in the future for a $1 purchase price.
2) Investments in Non-Consolidated Entities
In addition to owning and operating our offshore drilling units through our subsidiaries, we also, from time to time, make investments in other offshore drilling and oil services companies. We currently have the following significant equity investments:

i.	Seadrill Partners
Seadrill Partners is a Marshall Islands limited liability company that owns four drillships, four semi-submersible rigs and three tender rigs. Seadrill Partners focuses on owning and operating offshore drilling rigs under long-term contracts with major oil companies. As of February 29, 2020, we own 46.6% of the outstanding limited liability interests of Seadrill Partners, which includes 35% of the outstanding common units and 100% of its subordinated units. We also own significant non-controlling interests in most of the operating and rig-owning subsidiaries of Seadrill Partners. Seadrill Partners’ common units were traded on the NYSE under the symbol “SDLP”, before being suspended from trading on the exchange in August 2019 as the market capitalization decreased below $15 million for a period of 30 consecutive days. On December 23, 2019, the common units were delisted from the NYSE.

ii.	SeaMex
SeaMex is a joint venture that owns and operates five jack-up drilling units located in Mexico under contract with Pemex. As of February 29, 2020, we have a 50% ownership stake in SeaMex. The remaining 50% interest is owned by an investment fund controlled by Fintech Investment Limited, ("Fintech").

iii.	Archer
Archer is a global oilfield service company that specializes in drilling and well services. As of February 29, 2020 we own 15.7% of the outstanding common shares of Archer. We also own a convertible loan note that has a conversion right into equity of Archer.

iv.	Seabras Sapura
Seabras Sapura is a group of related companies that own and operate six pipe-laying service vessels in Brazil. As of February 29, 2020, we have a 50% ownership stake in each of these companies. The remaining 50% interest is owned by Sapura Energy Berhad ("Sapura Energy").
v. Gulfdrill
Gulfdrill is a joint venture that will manage and operate five premium jack-ups in Qatar with Qatargas. As of February 29, 2020, we have a 50% ownership stake in Gulfdrill. The remaining 50% interest is owned by Gulf Drilling International ("GDI"). We will lease two of our jack-up rigs to the joint venture, with the additional three units being leased from a third party shipyard. In November 2019 the first rig from the shipyard was delivered and the West Castor commenced its lease.

vi. Sonadrill

Sonadrill is a joint venture that will operate four drillships focusing on opportunities in Angolan waters. As of February 29, 2020, we have a 50% ownership stake in Sonadrill. The remaining 50% interest is owned by Sonangol EP ("Sonangol"). Both Seadrill and Sonangol will bareboat two units into the joint venture. On October 1, 2019, the first bareboat and management agreements for the Sonangol drilling unit, Libongos, became effective. The rig commenced its first drilling contract on October 10, 2019.
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
1) Drilling units
The following tables, presented as of December 31, 2019, provide certain specifications for our operational drilling rigs. Unless otherwise noted, the stated location of each rig indicates either the current drilling location, if the rig is operating, or the next operating location, if the rig is mobilizing for a new contract.
a) Drillships (7)

Unit	Year built	Water depth (feet)	Drilling depth (feet)	Location as at December 31, 2019	Estimated month of rig availability
West Navigator	2000	7,500	35,000	Norway	available
West Gemini	2010	10,000	35,000	Angola	March 2021
West Tellus	2013	12,000	40,000	Brazil	November 2021
West Neptune	2014	12,000	40,000	USA	December 2020
West Jupiter	2014	12,000	40,000	Spain	available
West Saturn	2014	12,000	40,000	Trinidad & Tobago	available
West Carina	2015	12,000	40,000	Malaysia	July 2020
b) Semi-submersible Rigs (12)

Unit	Year built	Water depth (feet)	Drilling depth (feet)	Location as at December 31, 2019	Estimated month of rig availability
West Alpha	1986	2,000	23,000	Norway	available
West Venture	2000	2,600	30,000	Norway	available
West Phoenix	2008	10,000	30,000	Norway	October 2023
West Hercules (i)	2008	10,000	35,000	Norway	March 2021
West Taurus (i)	2008	10,000	35,000	Norway	available
West Eminence	2009	10,000	30,000	Spain	available
West Orion	2010	10,000	35,000	Malaysia	available
West Pegasus	2011	10,000	35,000	Norway	available
West Eclipse	2011	10,000	40,000	Namibia	available
Sevan Driller	2009	10,000	40,000	Indonesia	available
Sevan Brasil	2012	10,000	40,000	Aruba	available
Sevan Louisiana	2013	10,000	40,000	USA	June 2020

c) Jack-up Rigs (16)

Unit	Year built	Water depth (feet)	Drilling depth (feet)	Location as at December 31, 2019	Estimated month of rig availability
West Epsilon	1993	400	30,000	Norway	available
West Prospero	2007	400	30,000	Malaysia	available
West Vigilant	2008	350	30,000	Malaysia	available
West Ariel	2008	400	30,000	United Arab Emirates	available
West Freedom	2009	350	30,000	Colombia	available
West Cressida	2009	375	30,000	Thailand	available
West Callisto	2010	400	30,000	Saudi Arabia	December 2022
West Leda	2010	375	30,000	Malaysia	available
West Elara	2011	450	40,000	Norway	September 2027
West Castor	2013	400	30,000	Suriname	March 2023
West Telesto	2013	400	30,000	Malaysia	May 2023
West Tucana	2013	400	30,000	Qatar	April 2020
AOD I (ii)	2013	400	30,000	Saudi Arabia	July 2022
AOD II (ii)	2013	400	30,000	Saudi Arabia	May 2023
AOD III (ii)	2013	400	30,000	Saudi Arabia	January 2023
West Linus (i)	2014	450	40,000	Norway	December 2028
Our drilling units have been pledged as collateral for our borrowing facilities. Please refer to Note 22 to the Consolidated Financial Statements included in this report for further details.
As of December 31, 2019, we wholly-owned all the drilling rigs in our fleet noted in the tables above, except as follows:

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
The option to purchase the Sevan Developer expires on June 30, 2020. The rig will remain in China at the Cosco Shipyard during which time we retain the right to market the rig and acquire the rig at the original contracted amount. The termination agreement gives Cosco a right to terminate the contract at any time.
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

In this section, we present management’s discussion and analysis of results of operations and financial condition. It should be read in conjunction with our Consolidated Financial Statements and accompanying notes thereto included herein. You should also carefully read the following sections of this annual report entitled “Cautionary Statement Regarding Forward-Looking Statements,” ITEM 3 - "Key Information—A. Selected Financial Data", ITEM 3 - "Key Information—D. Risk Factors” and ITEM 4 - "Information on the Company”.
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
2) Chapter 11 Reorganization and Application of Fresh Start Accounting
In this section we have provided a summarized description of our Chapter 11 Reorganization below, together with an overview of Fresh Start Accounting which we applied on emergence from Chapter 11 on July 2, 2018. Please read ITEM 4A - "History and Development of the Company" for a detailed description of the Chapter 11 Reorganization.

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
Upon emergence from Chapter 11 bankruptcy on July 2, 2018, we adopted fresh start accounting in accordance with the provisions set forth in ASC 852, Reorganizations. Adopting fresh start accounting resulted in a new financial reporting entity with no retained earnings or deficits brought forward. Upon the adoption of fresh start accounting, our assets and liabilities were recorded at their fair values which differ materially from the recorded values of our assets and liabilities as reflected in the Predecessor historical Consolidated Balance Sheets. The effects of the Plan and the application of fresh start accounting were applied as of July 2, 2018 and the new basis of our assets and liabilities are reflected in our Consolidated Balance Sheet as of December 31, 2018 and the related adjustments thereto were recorded in the Consolidated Statement of Operations of the Predecessor as "Reorganization items" during the 2018 Predecessor period.

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
Refer to Note 5 – Fresh Start Accounting to our Consolidated Financial Statements included herein.
3) Changes to our fleet
The below table shows the number of operational drilling units included in our fleet for each of the periods covered by this report.

	Successor		Predecessor
Operational drilling units	December 31, 2019	December 31, 2018	December 31, 2017
Drillships	7	7	7
Semi-submersible rigs	12	12	12
Total floaters	19	19	19
Jack-up rigs	16	16	16
Total operational units	35	35	35
The below table shows the number of newbuildings for each of the periods covered by this report.

	Successor		Predecessor
Number of units	December 31, 2019	December 31, 2018	December 31, 2017
Drillships	—	—	4
Semi-submersible rigs	1	1	2
Total floaters	1	1	6
Jack-up rigs	—	2	8
Total operational units	1	3	14
Drillships decreased by four during 2018 due to the rejection and termination of the newbuild contracts for the West Dorado, West Draco, West Aquila and the West Libra in accordance with the Global Settlement (described above). In return, the counterparties to these contracts, Samsung Heavy Industries Co., Ltd. ("Samsung") and Daewoo Shipbuilding & Marine Engineering Co., Ltd ("DSME"), received an allowed claim and became Commitment Parties to the Investment Agreement. At December 31, 2017, we recorded a liability of $1,064 million for the allowed claim and impairment of $696 million against the newbuild assets we had previously recorded for those rigs.
On May 9, 2018, the semi-submersible newbuild, West Rigel, was sold by Jurong Shipyard Pte Ltd. ("Jurong") and we received a share of proceeds totaling $126 million. We recorded a $2 million loss on disposal for this transaction at December 31, 2017.
Jack-up newbuild rigs decreased by six during 2018 due to terminations of Newbuild contracts between us and the Dalian Shipyard. The contracts for the remaining two jack-up rigs from the Dalian shipyard, the West Dione and West Mimas, were terminated in February 2019 and April 2019, respectively. Please refer to Note 34 - Commitments and Contingencies for further details.
We have an option to acquire the semi-submersible rig Sevan Developer. The option to purchase the Sevan Developer expires on June 30, 2020.
Please read "ITEM 4D. - Property, Plant and Equipment" for further information on our operational drilling units and newbuilds at December 31, 2019.
4) Contract backlog
Order Backlog includes all firm contracts at the maximum contractual operating dayrate multiplied by the number of days remaining in the firm contract period. For contracts which include a market indexed rate mechanism we utilize the current applicable dayrate multiplied by the number of days remaining in the firm contract period. Order Backlog excludes revenues for mobilization, demobilization and contract preparation or other incentive provisions and excludes backlog relating to Non-Consolidated Entities.

The contract backlog for our fleet was as follows as at the dates specified:

(In $ millions)	Successor		Predecessor
Contract backlog	December 31, 2019	December 31, 2018	December 31, 2017
Floaters	803	630	870
Jack-ups	1,741	1,457	1,659
Total	2,544	2,087	2,529
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
We project our December 31, 2019 contract backlog to unwind over the following periods.

(In $ millions)		Successor
Contract backlog	Total	2020	2021	2022	Thereafter
Floaters	803	425	136	131	111
Jack-ups	1,741	296	287	270	888
Total	2,544	721	423	401	999
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
The year ended 2019, the 2018 Successor period, the 2018 Predecessor period and the year ended 2017
The tables included below set out financial information for the periods presented. The 2018 Successor period and the 2018 Predecessor period are distinct reporting periods because of the application of fresh start accounting upon emergence from Chapter 11 bankruptcy on July 2, 2018. These periods may not be comparable to each other or prior periods. We have therefore not made comparisons between accounting measures in non-comparable periods. We have made comparisons for non-accounting driven performance indicators, where applicable.

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Operating revenues	1,388	541	712	2,088
Operating expenses	(1,722)	(737)	(918)	(1,902)
Other operating items	39	21	(407)	(914)
Operating loss	(295)	(175)	(613)	(728)
Interest expense	(487)	(261)	(38)	(285)
Reorganization items	—	(9)	(3,365)	(1,337)
Other income and expense	(479)	(152)	161	(686)
Loss before income taxes	(1,261)	(597)	(3,855)	(3,036)
Income tax benefit / (expense)	39	(8)	(30)	(66)
Net loss	(1,222)	(605)	(3,885)	(3,102)
1) Operating revenues
Total operating revenues consist of contract revenues, reimbursable revenues and other revenues. We have analyzed operating revenues between these categories in the table below:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Contract revenues	997	469	619	1,888
Reimbursable revenues	264	26	21	38
Other revenues	127	46	72	162
Operating revenues	1,388	541	712	2,088
a) Contract revenues
Contract revenues represent the revenues that we earn from contracting our drilling units to customers, primarily on a dayrate basis. We have analyzed contract revenues by segment in the table below.

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Floaters	644	307	437	1,283
Jack-ups	353	162	182	605
Contract revenues	997	469	619	1,888

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
We calculate the average number of rigs on contract by dividing the aggregate days our rigs were on contract during the reporting period by the number of days in that reporting period. The average number of rigs on contract for the periods covered is set out in the below table:

	Successor		Predecessor
(Number)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Floaters	7	7	10	8
Jack-ups	9	8	8	11
Average number of rigs on contract	16	15	18	19
Floaters
The average number of floaters on contract for the year ended 2019 was the same as for the 2018 Successor period. The West Carina and Sevan Louisiana both operated in 2019 after periods of being idle. This was offset by the West Gemini being idle between August and November 2019 and the West Saturn completing its contract with Equinor in October 2019.
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
Jack-ups
The average number of jack-ups on contract increased by one between the year ended 2019 and the 2018 Successor period. The West Castor returned to operations in March 2019 after being warm stacked since July 2018 and the West Tucana had a full year of operations after its reactivation in October 2018. This was offset by a period of idle time on the West Cressida during the first half of 2019.
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
We calculate the average contractual dayrate by dividing the aggregate contractual dayrates during a reporting period by the aggregate number of days for the reporting period. We have set out the average contractual dayrates for the periods presented in the below table:

	Successor		Predecessor
(In $ thousands)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Floaters	245	231	279	395
Jack-ups	106	106	131	150
Floaters
The average contractual dayrate for floaters increased by $14k per day between the year ended 2019 and 2018 Successor period. This was primarily due to the West Phoenix and West Hercules operating at higher dayrates in 2019 compared to 2018.

The average contractual dayrate for floaters decreased by $48k per day between the 2018 Predecessor and 2018 Successor periods primarily due to the West Carina and West Eclipse completing legacy contracts for Petrobras and ExxonMobil, respectively in July 2018.
The average contractual dayrate for floaters decreased by $116k per day between the year ended 2017 and the 2018 Predecessor period primarily due to the completion of legacy contracts on the West Neptune and West Gemini with LLOG and Total respectively, which were replaced with lower dayrate contracts.
Jack-ups
The average contractual dayrate for jack-ups for the year ended 2019 was the same as for the 2018 Successor period. The West Elara earned a higher dayrate on its contract with ConocoPhillips when it moved to a market-indexed rate. However, this was offset by the West Callisto and AOD 1 securing long-term extensions at lower dayrates with Saudi Aramco.
The average contractual dayrate for jack-ups decreased by $25k per day between 2018 Predecessor and 2018 Successor periods due to the West Elara and West Linus securing long-term contracts with ConocoPhillips at a lower dayrate for an interim period and the West Castor completing its contract.
The average contractual dayrate for jack-ups decreased by $19k per day between the year ended 2017 and the 2018 Predecessor period primarily due to the West Elara moving to a lower dayrate with ConocoPhillips in Norway and the West Tucana and West Ariel completing legacy contracts.

iii.	Economic utilization for rigs on contract
We define economic utilization as dayrate revenue earned during the period, excluding bonuses, divided by the contractual operating dayrate multiplied by the number of days on contract in the period. If a drilling unit earns its full operating dayrate throughout a reporting period, its economic utilization would be 100%. However, there are many situations that give rise to a dayrate being earned that is less than contractual operating rate, such as planned downtime for maintenance. In such situations, economic utilization reduces below 100%.
Economic utilization for each of the periods presented in this report is set out in the below table:

	Successor		Predecessor
(Percentage)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Floaters	92%	95%	95%	97%
Jack-ups	96%	99%	98%	98%
The economic utilization for floaters has decreased for the year ended 2019 to 92%. This was primarily due to the operational downtime on the Sevan Louisiana in early 2019 and planned maintenance activities on the West Neptune and West Tellus in the second half of the year.
Economic utilization has remained in the range of 95% to 99% for each of the other periods presented in this report.
b) Reimbursable revenues
We generally receive reimbursements from our customers for the purchase of supplies, equipment, personnel and other services provided at their request in accordance with a drilling contract. We classify such revenues as reimbursable revenues.
Reimbursable revenues for the year ended 2019 included revenue of $167 million for a contract to perform the first mobilization of the West Mira and West Bollsta for Northern Drilling and $56 million for a contract to perform the first mobilization of the Libongos and Quenguela for Sonangol.

c) Other revenues
Other revenues include the following:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Related party management fees (i)	109	46	43	110
Other management fees (ii)	6	—	—	1
Leasing revenues (iii)	1	—	—	—
Amortization of unfavorable contracts (iv)	—	—	21	43
Early termination fees (v)	11	—	8	8
Other revenues	127	46	72	162

i.	Related party management fees
Related party revenues represent income from management and technical support services provided to Seadrill Partners, SeaMex, Sonadrill and Northern Drilling.

ii.	Other management fees
Revenue from management services provided to third parties.

iii.	Leasing revenues
Revenue earned on the charter of the West Castor to Gulfdrill.

iv.	Amortization of unfavorable contracts
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

v.	Early termination fees
The termination fee revenue in the year ended 2019 relates to the fees recognized for the West Jupiter and West Castor, the 2018 Predecessor period and the year ended 2017 included early termination fee revenue for the West Pegasus and West Hercules, respectively.

2) Operating expenses
Total operating expenses include vessel and rig operating expenses, amortization of intangibles, reimbursable expenses, depreciation of drilling units and equipment, and selling, general and administrative expenses. We have analyzed operating expenses between these categories in the table below:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Vessel and rig operating expenses (i)	(770)	(357)	(407)	(792)
Depreciation (ii)	(426)	(236)	(391)	(798)
Amortization of intangibles (iii)	(134)	(58)	—	—
Reimbursable expenses	(262)	(24)	(20)	(35)
Selling, general and administrative expenses (iv)	(130)	(62)	(100)	(277)
Operating expenses	(1,722)	(737)	(918)	(1,902)

i.	Vessel and rig operating expenses
Vessel and rig operating expenses represent the costs we incur to operate a drilling unit that is either in operation or stacked. This includes the remuneration of offshore crews, rig supplies, expenses for repair and maintenance and onshore support costs.
For periods prior to emergence from Chapter 11 we classified certain operational support and information technology related costs incurred by our support functions within selling, general and administrative expenses. As part of fresh start accounting and for periods after emergence we classified these costs within vessel and rig operating expenses. Vessel and rig operating expenses for the 2018 Predecessor and Successor periods are therefore not comparable.
We have analyzed vessel and rig operating expenses by segment in the table below:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Floaters	493	223	239	480
Jack-ups	221	119	158	286
Other	56	15	10	26
Vessel and rig operating expenses	770	357	407	792
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
We have analyzed the average number of rigs by status and segment over the reporting period in the table below:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Floaters
Operating	7	7	10	8
Warm stacked	2	3	—	2
Cold stacked	10	9	9	9
Average number of Floaters	19	19	19	19
Jack ups
Operating	9	8	8	11
Warm stacked	1	1	3	—
Cold stacked	6	7	5	5
Average number of Jack-ups	16	16	16	16
For detail on the movement in operating rigs in each period presented, please refer to the above section "i. Average number of rigs on contract".
The number of cold stacked floaters was consistent in the year ended 2017, the 2018 predecessor period and the 2018 successor periods. The number increased by one in the year ended 2019 as the West Eclipse went from warm stack to cold stack.
The number of cold stacked jack-up rigs was consistent between the year ended 2017 and 2018 predecessor periods. During the 2018 successor the West Ariel went from warm stack to cold stack. The number of cold stacked rigs decreased by one between the 2018 successor period and the year ended 2019 as the West Tucana became operational.

ii.	Depreciation of drilling units and equipment
We record depreciation expense to reduce the carrying value of drilling unit and equipment balances to their residual value over their expected remaining useful economic lives. We reduced the carrying value of drilling unit and equipment balances when we (i) applied fresh start accounting on emergence from Chapter 11 and (ii) recorded long-lived asset impairments against the West Alpha, West Navigator and West Epsilon at June 30, 2018. The depreciation expense for the 2018 Successor period is therefore based on lower carrying values of drilling units and equipment and is not comparable to the level of depreciation expense recorded in the Predecessor periods.

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

iv.	Selling, general and administrative expenses
Selling, general and administrative expenses include the cost of our corporate and regional offices, certain legal and professional fees as well as the remuneration and other compensation of our officers, directors and employees engaged in central management and administration activities. Legal and professional fees incurred for our Chapter 11 reorganization post-petition were classified under reorganization items.
As discussed in section 2 above, we changed the classification of certain support function costs for periods after emergence. Selling, general and administrative expenses for the successor periods is therefore not comparable to the level of expense recorded in the predecessor periods.
3) Other operating items
Other operating items include impairments of long-lived assets, loss on sale of assets and other operating income. We have analyzed other operating items between these categories in the below table:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Loss on impairment of long-lived assets (i)	—	—	(414)	(696)
Loss on sale of assets (ii)	—	—	—	(245)
Other operating income (iii)	39	21	7	27
Other operating items	39	21	(407)	(914)

i.	Impairment of long-lived assets
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
iii. Other operating income
The below table summarizes the main components of other operating income for the periods presented.

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Loss of hire insurance settlement (i)	10	—	—	—
Receipt of overdue receivable (ii)	26	21	—	—
Contingent consideration (iii)	—	—	7	27
Settlement with shipyard	3	—	—	—
Other operating items	39	21	7	27
i. Loss of hire insurance settlement
Settlement of a claim on our loss of hire insurance policy following an incident on the Sevan Louisiana.
ii. Receipt of overdue receivable
Receipt of overdue receivables which had not been recognized as an asset as part of fresh start accounting.
iii. Contingent consideration
Amounts recognized for contingent consideration from the sales of the West Vela and West Polaris to Seadrill Partners in 2014 and 2015. On emergence from Chapter 11 we recognized receivables equal to the fair value of expected future cash flows under these arrangements and have therefore not recognized further income in the 2018 Successor period and year ended 2019.
4) Interest expense
We have analyzed interest expense into the following components:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Cash and payment-in-kind interest on debt facilities (i)	(440)	(237)	(37)	(286)
Unwind of discount debt (ii)	(47)	(24)	—	—
Loan fee amortization (iii)	—	—	(1)	(27)
Capitalized interest (iv)	—	—	—	28
Interest expense	(487)	(261)	(38)	(285)

i.	Cash and payment-in-kind interest on debt facilities
We incur cash and payment-in-kind interest on our debt facilities. This is summarized in the table below.

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Senior credit facilities and unsecured bonds	(327)	(162)	(116)	(320)
Less: adequate protection payments	—	—	104	81
Senior Secured Notes	(66)	(50)	—	—
Debt of consolidated variable interest entities	(47)	(25)	(25)	(47)
Cash and payment-in-kind interest	(440)	(237)	(37)	(286)
We are charged interest on our senior credit facilities at LIBOR plus a margin. For periods after July 2, 2018, this margin increased by one percentage point following the emergence from Chapter 11. There has also been an increase in LIBOR rates, which when combined with the additional post-emergence margin, has led to an increased effective interest rate on our senior credit facilities in the year ended 2019.
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
On emergence from Chapter 11 we issued $880 million of Senior Secured Notes. We incur 4% cash interest and 8% payment-in-kind interest on these notes. On November 14, 2018 and April 10, 2019 there were two redemptions. After the two redemptions there was a remaining $476 million principal outstanding on the notes, which includes $18 million of accrued payment-in-kind interest on our Senior Secured Notes which was compounded on July 15, 2019 and additional notes were issued.
Our Consolidated Balance Sheet includes approximately $0.6 billion of debt facilities held by subsidiaries of Ship Finance that we consolidate as variable interest entities. Our interest expense includes the interest incurred by these entities on those facilities.

ii.	Unwind of discount on debt
On emergence from Chapter 11 and application of fresh start accounting, we recorded a discount against our debt to reduce its carrying value to equal its fair value. The debt discount is unwound over the remaining terms of the debt facilities.

iii.	Loan fee amortization
We amortize loan issuance costs over the expected term of the associated debt facility. We expensed capitalized loan issuance costs for debt subject to compromise when we filed for Chapter 11 on September 12, 2017. No new debt facilities have been entered into since emerging from Chapter 11.

iv.	Capitalized interest
We capitalize the interest cost incurred to finance Newbuilds. This ceased when we filed for Chapter 11 on September 12, 2017. No Newbuild finance has been entered into since emerging from Chapter 11.

5) Reorganization items
We have analyzed reorganization items into the following components:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Professional and advisory fees	—	(9)	(187)	(66)
New investor commitment fees	—	—	—	(53)
Gain on liabilities subject to compromise	—	—	2,958	—
Fresh start valuation adjustments	—	—	(6,142)	—
Loss on Newbuilding global settlement claim	—	—	—	(1,064)
Loss on other pre-petition allowed claims	—	—	—	(3)
Write-off of debt issuance costs	—	—	—	(66)
Reversal of credit risk on derivatives	—	—	—	(89)
Interest income on surplus cash invested	—	—	6	4
Total reorganization items, net	—	(9)	(3,365)	(1,337)
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
You can find additional detail on reorganization items in Note 4 to the Consolidated Financial Statements included within this report.
6) Other income and expense
We have analyzed other income and expense into the following components:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Interest income (i)	69	40	19	60
Share in results from associated companies (ii)	(115)	(90)	149	174
Impairment of investments (iii)	(302)	—	—	(841)
(Loss)/ gain on derivative financial instruments (iv)	(37)	(31)	(4)	11
(Loss)/gain on debt extinguishment (v)	(22)	—	—	19
Impairment of convertible bond from related party (vi)	(11)	—	—	—
Foreign exchange loss (vii)	(11)	(4)	—	(65)
Loss on marketable securities (viii)	(46)	(64)	(3)	—
Other financial items (ix)	(4)	(3)	—	(44)
Other income and expense	(479)	(152)	161	(686)

i.	Interest Income
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
We have analyzed our share of results in associated companies by equity method investment below:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Seadrill Partners	(124)	(102)	99	104
Seamex	(19)	(12)	4	—
Sonadrill	(1)	—	—	—
Seabras Sapura	29	24	46	80
Archer	—	—	—	(10)
Share of results from associated companies	(115)	(90)	149	174
The share of results from associated companies for the year ended 2019 reflects a share in after-tax profits of our investments in Seabras Sapura joint venture offset by a share of losses in our investments in Seadrill Partners, SeaMex and Sonadrill. This includes a net expense for the unwind of basis differences of $71 million. The results of Seadrill Partners included an income tax benefit of $36 million, which was primarily due to the release of an uncertain tax position related to US tax reform.
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
iii. Impairment of investments
On September 6, 2019, Seadrill Partners announced its suspension from trading on the NYSE. This was considered an other than temporary impairment indicator which led to an impairment review being performed in respect of the Seadrill investment in Seadrill Partners. The result of this exercise was a total impairment charge of $302 million across the investments we hold in Seadrill Partners.

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
iv. (Loss)/ gain on derivative financial instruments
On May 11, 2018, we bought an interest rate cap from Citigroup for $68 million. The interest rate cap mitigates our exposure to future increases in LIBOR over 2.87% from our floating bank debt. We also have a conversion option on a bond issued to us by Archer Limited (Refer to vi.). We record both of these assets at fair value.

The loss on derivatives in the year ended 2019 of $37 million comprised a fair value loss on our interest rate cap derivatives due to a decrease in forward interest rates.

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
v. Net loss/ gain on debt extinguishment
On April 10, 2019, we repurchased $311 million of the Senior Secured Notes issued on emergence at a 7% premium. The premium paid was recognized as a loss on debt extinguishment.
On April 26, 2017, we converted $146 million, including accrued interest and fees, in subordinated loans provided to Archer into a $45 million subordinated convertible bond. We recognized a gain on debt extinguishment equal to the difference between the fair value of the convertible loan we received and the previous carrying value of the loan, accrued interest and fees that were extinguished. This was a gain of $19 million.
vi. Impairment of convertible bond from related party
At December 2019, we re-assessed the fair value of the convertible bond issued to us by Archer, who were in the process of refinancing their debt facilities. For the purposes of the valuation, we assumed that the maturity date of the bond would be pushed out to 2024, as we anticipated this would be required in order for Archer to refinance their bank borrowings to which the Seadrill bond is subordinate. The extension of the maturity date on the bond led to a significant decrease in the bond’s fair value, which resulted in an other-than-temporary impairment against our investment in the bond.
vii. Foreign exchange loss
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
In May 2019, we placed a total of 330 million Brazilian Reais of collateral with BTG bank under a letter of credit arrangement, which generated $3 million foreign exchange loss in the year ended 2019.
viii. Loss on marketable securities
The loss on marketable securities in the year ended 2019, the 2018 Successor and 2018 Predecessor periods reflect the changes in mark to market movements in our investments in Seadrill Partners common units and our Archer shares.
We did not record a gain or loss on our investments in marketable securities, within income and expense, for the year-ended 2017. This was because, for all periods before we adopted ASU 2016-10 on January 1, 2018, we recorded fair value gains and losses on marketable securities in other comprehensive income until they were realized.
ix. Other financial items
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

1) Introduction
We operate in a capital-intensive industry. We have historically funded acquisitions of drilling units and investments in associated companies through a combination of debt and equity issuances and from cash generated from operations. Although we restructured our debt through the Chapter 11 Reorganization we remain a highly leveraged company with outstanding borrowings on our external debt facilities totaling $6,759 million, which will start to mature in 2022 and $314 million under loan agreements with related parties as of December 31, 2019.

Our liquidity requirements relate to servicing and repaying our debt, making capital investments, funding working capital requirements and maintaining adequate cash reserves to mitigate the effects of fluctuations in operating cash flows. Most of our contract and other revenues are received between 30 and 60 days in arrears, and most of our operating costs are paid monthly. We have historically relied on our cash generated from operations to meet our short-term liquidity needs. We believe our current resources, available cash and cash from operations will be sufficient to meet our working capital requirements and other obligations as they fall due for at least the next twelve months following the date of this report.
Our debt agreements contain cross-default provisions (or, in certain instances, cross-acceleration provisions), meaning that if we are in default under one of our debt agreements, amounts outstanding under our other debt agreements may also be in default, accelerated and become due and payable. In addition, we have provided guarantees over certain debt facilities of our affiliates and related companies, and the lenders under such facilities could look to us to meet such liabilities if such affiliates and related companies are unable to meet their obligations. If any of these events occur, we may not be able to satisfy our obligations and our ability to continue our operations or generate any cash flow in the future could be impaired.
Since the fourth quarter of 2019, we have been engaged in discussions with our secured lenders regarding potential amendments to our credit facilities to provide operational flexibility and additional near-term liquidity by, among other things, converting certain interest payments under our credit facilities to payment-in-kind (“PIK”) interest and deferring certain scheduled amortization payments (or increasing the aggregate amount of such payments that may be converted to loans payable at the final scheduled maturity date of the relevant facility pursuant to the amortization conversion election provisions contained in the facility agreements). Our debt service is anticipated to be primarily comprised of interest through at least Q1 2021 because our facility agreements contain certain provisions that allow us to elect to defer and convert up to $500 million in the aggregate of scheduled amortization payments under certain of our credit facilities. We have already elected to use a portion of this capacity with respect to the first scheduled amortization installments under our credit facilities occurring in Q1 2020. We intend to continue exercising this option for each subsequent scheduled amortization payment date until such capacity is fully utilized; however, we cannot guarantee that we will be able to satisfy the conditions set forth in the facility agreements in order to be able to do so. We have also requested that our lenders consent to an extension of the periods before which we are required to comply with the net leverage and debt service coverage financial covenants in our facility agreements because we currently anticipate that we will not be able to meet these requirements when such covenants begin to be tested at the end of Q1 2021. We have also forecasted that we will not be able to meet the requirements under our ongoing liquidity financial covenant contained in the facility agreements during certain periods occurring after the twelve-month period following the date of this report. If our amendment requests for certain liquidity enhancing measures are not successful, including with respect to the conversion of certain interest payments to PIK and the deferral of certain scheduled amortization payments then there is an increased risk that we will breach these liquidly requirements sooner than currently anticipated after such twelve-month period following the date of this report. Failure to comply with such liquidity requirements could result in a default under the terms of our facility agreements if we are unable to obtain a waiver or amendment from our lenders for such non-compliance.
Although lender discussions are well advanced and significant progress has been made, until such time as an agreement is reached, uncertainty remains and therefore we are also preparing certain contingency plans. The Company's business operations remain unaffected by these amendment negotiations and related contingency planning efforts, and the Company expects to meet its ongoing customer and business counterparty obligations as they become due.
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

	Successor		Predecessor
(In $ millions)	As at December 31, 2019	As at December 31, 2018	As at July 1, 2018
Unrestricted cash	1,115	1,542	1,599
Restricted cash	242	461	578
Cash and cash equivalents, including restricted	1,357	2,003	2,177
We have shown our sources and uses of cash by category of cash flow in the below table.

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Cash flows from operating activities (a)	(256)	(26)	(213)
Cash flows from investing activities (b)	(26)	61	149
Cash flows from financing activities (c)	(367)	(208)	887
Effect of exchange rate changes in cash and cash equivalents	3	(1)	(5)
Change in period	(646)	(174)	818
This reconciles to the total cash and cash equivalents, including restricted, which is as follows:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Opening cash and cash equivalents, included restricted	2,003	2,177	1,359
Change in period	(646)	(174)	818
Closing cash and cash equivalents, included restricted	1,357	2,003	2,177
a) Cash flows from operating activities
Cash flows from operating activities include cash receipts from customers, cash paid to employees and suppliers (except for capital expenditure), interest and dividends received (except for returns of capital), interest paid, income taxes paid and other operating cash payments and receipts.
We calculate cash flows from operating activities using the indirect method as summarized in the below table.

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Net loss	(1,222)	(605)	(3,885)
Adjustments to reconcile net loss to net cash provided by operating activities (1)	1,070	477	3,808
Net loss after adjustments	(152)	(128)	(77)
Payments for long-term maintenance	(114)	(71)	(78)
Distributions received from associated companies	11	32	17
Settlement of payment-in-kind interest on Senior Secured Notes	(39)	—	—
Changes in operating assets and liabilities	38	141	(75)
Cash flows from operating activities	(256)	(26)	(213)

(1)
Includes depreciation, amortization, share of results of joint ventures and associates, impairment of investments, unrealized gains and losses on derivatives, unrealized gains and losses on marketable securities, deferred tax expense and other non-cash items shown under the sub-heading "adjustments to reconcile net loss to net cash provided by operating activities" in the Consolidated Statements of Cash Flows presented in the Consolidated Financial Statements included in this report.

Market conditions in the offshore drilling industry in recent years have led to materially lower levels of spending for offshore exploration and development. This has negatively affected our revenues, profitability and operating cash flows. During year ended December 31, 2019, the 2018 Successor period and the 2018 Predecessor period, our cash flows from operating activities were negative, as cash receipts from customers were insufficient to cover operating costs, payments for long-term maintenance of our rigs, interest payments and tax payments.
b) Cash flows from investing activities
Cash flows from investing activities include purchases and sales of newbuildings, drilling units and equipment, investments in non-consolidated entities and cash receipts from loans granted to related parties.

Net cash flows from investing activities for the year ended 2019 were primarily generated by capital expenditures and a capital contribution into the Sonadrill joint venture. This is offset by contingent consideration payments from Seadrill Partners and loan repayments received from our joint venture, Seabras Sapura.
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
c) Cash flows from financing activities
Cash flows from financing activities include proceeds from the issuance of new equity, proceeds from issuing debt and repayments of debt and payment of debt issuance costs.
Net cash flows from financing activities for the year ended 2019 and the 2018 Successor period were driven by redemptions of Senior Secured Notes and debt repayments within our Ship Finance VIEs.
Net cash flows from financing activities for the 2018 Predecessor period were mainly driven by proceeds from issue of Senior Secured Notes and new equity on emergence from Chapter 11, offset by repayments of debt contained within our Ship Finance VIEs and debt fees paid on our senior credit facilities.
3) Information on our borrowings
As at December 31, 2019, we had total outstanding borrowings under our external debt facilities of $6,759 million. This included senior secured credit facility debt of $5,662 million, borrowings on our Senior Secured Notes of $476 million and debt held by consolidated variable interest entities of approximately $621 million. In addition to our external debt facilities, we had interest bearing debt of $314 million under loan agreements with related parties.
Our credit facilities, which will start to mature in 2022, amortize over a period, with a balloon payment at maturity. Our credit facilities are secured by, among other things, liens on our drilling units. Our credit facility agreements contain cross-default provisions, meaning that if we defaulted and amounts became due and payable under one of our credit agreements, this would trigger a cross-default in our other facilities so that amounts outstanding under our other credit facility agreements become due and payable and capable of being accelerated.
The Senior Secured Notes are secured by, among other things, our investments in Seadrill Partners, SeaMex, Seabras Sapura and Archer.
Please refer to Note 22 – "Debt" in the Consolidated Financial Statements included in this report for additional information on our debt facilities as of December 31, 2019.
4) Capital commitments
We expect to incur capital expenditures for purchases in the ordinary course of business.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We recognize the significant impact that technology is having on our industry and through adopting new technological advances, improving connectivity and digitizing the way we operate, we have enhanced visibility over monitoring and managing our assets. Innovation remains at the center of our strategy. For instance, research and development has enabled us to implement PLATO, an advanced data analytics platform that monitors rig performance. The ability to draw insight from these large data sets help us to optimize our drilling performance for customers and ensure care and maintenance of our equipment, without compromising on safety.

D.	TREND INFORMATION

The below table show the average oil price over the period 2015 to 2019. The Brent oil price at February 29, 2020 was $51.

	2015	2016	2017	2018	2019
Average Brent oil price ($/bbl)	54	45	55	71	64

Although we saw a stabilization in the oil and gas market in 2019, recent developments have created significant uncertainty on the industry’s trajectory for 2020. The global impacts surrounding the COVID-19 outbreak are rapidly evolving and increasingly dynamic. In addition, recent actions by certain members of OPEC and its partners have resulted in a substantial decline in the price of Brent oil, with a low of $22 per barrel on March 30, 2020. We expect this volatility to continue and if the price of oil declines further and/or remains at a low price for an extended period there could be a material adverse effect on our business, financial condition, and results of operations.

The below table shows the global number of rigs on contract and marketed utilization at December 31, 2019 and for each of the four preceding years.

	2015	2016	2017	2018	2019
Contracted rigs
Harsh environment floater	45	35	30	31	35
Benign environment floater	196	139	120	116	119
Jack-up [1]	180	152	154	168	204
Marketed utilization
Harsh environment floater	93%	81%	83%	85%	87%
Benign environment floater	83%	71%	71%	73%	77%
Jack-up [1]	83%	70%	70%	74%	86%
1 Jack-up rigs with water depth greater than 350 feet.

Floater
During 2019 there was an increase in the number of opportunities for floaters and net floater supply continued to decline which improved utilization. Whilst we saw an overall improvement to marketed utilization, the subs-segments continued to recover at varying rates. The harsh environment trended ahead due to high demand for high specification units relative to their supply. There was still excess supply of benign environment units which slowed the recovery in this market. However, we saw pockets of strength for high-end ultra deepwater drillships with marketed utilization trending ahead in this sub-segment.

Jack-up
There were positive trends in the jack-up market with utilization and dayrates improving. The market preference for premium units continued, resulting in a bifurcation of rates and utilization for these assets. The demand and rates for premium assets led to newbuild units entering the market. As newer rigs with high specifications enter the jack-up market, this will lead to the accelerated attrition of older units.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We had no off-balance sheet arrangements as at December 31, 2019 or 2018.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2019, we had the following contractual obligations and commitments:

	Payment due by period
	Year Ended December 31,
(In $ millions)	2020	2021 - 2022	2023 - 2024	Thereafter	Total
Interest-bearing debt (1) (2) (3)	343	1,553	4,387	476	6,759
Related party interest-bearing debt	—	—	—	314	314
Total debt repayments	343	1,553	4,387	790	7,073
Pension obligations (4)	4	4	5	13	26
Operating lease obligations	17	25	2	1	45
Total contractual obligations	364	1,582	4,394	804	7,144

(1)	Debt principal repayments, excluding cash and payment-in-kind interest.

(2)
The above table assumes that we will make amortization payments on our secured credit facilities from June 2020. Per the terms of our senior secured credit facilities, we can elect to defer up to $500m of such amortization payments until 2021 through the initiation of new loans. In December 2019, we made the election to defer $63 million of balances that would have otherwise have fallen due in March 2020. This leaves a remaining $437 million to be deferred in future periods. If we defer the remaining balance then the amounts due in 2020 will reduce to $48 million and the amounts due in 2021 will reduce to $1,412 million.

(3)
Our secured credit facilities are subject to a minimum liquidity requirement for the Group, which is measured at RigCo Group level. If breached, this would cause our debt obligations to become due prior to their contractual maturities. Refer to Note 22 - "Debt" of our Consolidated Financial Statements included herein for further information.

(4)	Pension obligations are the forecasted employer’s contributions to our defined benefit plans, expected to be made over the next ten years.

As of December 31, 2019 (Successor), $83 million, including penalties and interest, would have a favorable impact to the Company’s effective tax rate if recognized.

Please refer to Note 34 - "Commitments and contingencies” of our Consolidated Financial Statements included herein for further information.

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
1) Drilling Units
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
Our estimates, assumptions, and judgments reflect both historical experience and expectations regarding future operations, utilization and performance. At December 31, 2019 (Successor) and December 31, 2018 (Successor), the carrying amount of our drilling units was $6 billion and $7 billion, representing 69% and 61% of our total assets, respectively.
a) Useful lives and residual value
The cost of our drilling units less estimated residual value is depreciated on a straight-line basis over their estimated remaining useful lives. The estimated useful life of our semi-submersible drilling rigs, drillships and jack-up rigs, when new, is 30 years.
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
b) Impairment considerations
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
c) Impairment recognized in the 2018 Predecessor period
In the 2018 Predecessor period, we determined that the continuing downturn in the offshore drilling market was an indicator of impairment on certain assets. Following an assessment of recoverability, we recorded an impairment charge of $414 million against three non-modern drilling rigs.
During the year ended December 31, 2019, the 2018 Successor period and the year ended December 31, 2017 we identified indicators that the carrying value of our drilling units may not be recoverable. We assessed recoverability of our drilling units by first evaluating the estimated undiscounted future net cash flows based on projected dayrates and utilizations of the units. The estimated undiscounted future net cash flows were found to be greater than the carrying value of our drilling units. As a result, we did not need to proceed to assess the discounted cash flows of our drilling units, and no impairment charges were recorded.
In the year ended 2017, as part of the Chapter 11 re-organization, we terminated the newbuild contracts for the drillships West Draco, West Dorado, West Aquila and West Libra and the shipyards, Samsung and DSME, received an allowed claim. As a result, we recorded a $696 million non-cash impairment charge against the newbuild assets for these rigs.

2) Fair Value of Archer Convertible Bond
At each reporting period, we record the Archer bond at fair value in Seadrill’s balance sheet, with any gains or losses being recorded in OCI. At fresh start, the value of the bond was $46 million and at December 2018 the value was $43 million. At December 2019, we re-assessed the fair value of the convertible bond issued to us by Archer, who were in the process of refinancing their debt facilities. For the purposes of the valuation, we assumed that the maturity date of the bond would be pushed out to 2024, as we anticipated this would be required in order for Archer to refinance their bank borrowings to which the Seadrill bond is subordinate. The extension of the maturity date on the bond led to a significant decrease in the bond’s fair value, which resulted in an other-than-temporary impairment of $11 million.
3) Impairment of investments in Seadrill Partners
Seadrill Partners is an international offshore drilling contractor formed in 2012. It has a fleet of 11 drilling units. This comprises 4 drillships, 4 semi-submersible rigs and 3 tender rigs. All the rigs were acquired from Seadrill between 2012 to 2015. Seadrill is responsible for managing, marketing and operating the rigs and charges SDLP a management fee for these services.
Seadrill Partners has issued 3 categories of equity instrument. This includes two classes of stock (“common units” and “subordinated units”) and incentive distribution rights (“IDRs”). The holders of these equity instruments have varying rights to receive distributions from Seadrill Partners. The common units and subordinated units have equal rights to distributed profits, subject to the common units being entitled to a minimum quarterly distribution before the subordinated units may receive a dividend. The holders of the IDRs do not receive a share of the Seadrill Partners distributions until a target distribution level has been achieved. The IDRs receive an increasing share of the distribution once this has been met.
As set out in Note 18 to the accompanying financial statements, we have several investments in Seadrill Partners. These include (i) 100% of the subordinated units (1.6 million units); (ii) 35% of the common units (2.5 million out of 7.5 million total units) and (iii) 100% of the incentive distribution rights. In addition, we have investments in the common stock of 4 operating companies (“OPCOs”) controlled by Seadrill Partners. This includes (i) 42% interest in Seadrill Operating LLP which wholly owns 4 rigs and has a 56% interest in 1 rig; (ii) 49% interest in Seadrill Capricorn LLC which wholly owns 4 rigs and (iii) 39% interest in Seadrill Deepwater Drillship Ltd and 49% interest in Seadrill Mobile Units Ltd which, together, own a 44% interest in 1 rig.
We account for our investment in (i) the subordinated units and (ii) direct investments in Seadrill Partners OPCOs under the equity method. These investments were recorded at fair value when we applied fresh start accounting on July 2, 2018. Each reporting period, we (i) increase (or decrease) the value of these investments for our share of the after-tax profits (or losses) of the entities and (ii) amortize basis differences recorded against the investments on fresh start.
Seadrill Partners common units do not meet the definition of common stock under US GAAP as they are not the lowest class of stock (because they have an additional right to dividends compared to the subordinated units). The incentive distribution rights do not meet the definition of stock. Therefore, neither category of investment is accounted for under the equity method. The common units have a readily ascertainable fair value and are therefore recorded at fair value with gains or losses taken to the Consolidated Statement of Operations. The IDRs do not have a readily ascertainable fair value and are recorded at cost less impairment. The cost of the IDRs represented the fair value of the instruments when we applied fresh start accounting on July 2, 2018.
a) Impairment considerations
Each reporting period, we are required to consider (i) whether there have been any indicators of ’other than temporary impairment’ (“OTTI”) of our equity method investments (subordinated units and direct interests) and (ii) whether there has been an impairment of the IDRs. We record an impairment charge for other-than-temporary declines in fair value when the fair value is not anticipated to recover above the carrying value within a reasonable period after the measurement date, unless there are mitigating factors that indicate impairment may not be required.
b) Impairment recognized in the year ended December 31, 2019
Seadrill Partners primary debt finance comes from a $2.6 billion Term Loan B (“TLB”) which comes due for repayment in February 2021 and will need to be refinanced. There has been a decrease in the share price of Seadrill Partners common units since November 2018 which culminated in the common units being suspended from trading on NYSE in September 2019 as the market capitalization decreased below $15 million for a period of 30 consecutive days. We have interpreted this decrease in share price as both (i) an indicator of OTTI for the subordinated units and direct interests and (ii) an impairment indicator for the IDRs. The evaluation of whether a decline in fair value is “other than temporary” requires a high degree of judgment and the use of different assumptions that could materially affect our earnings.
Having identified an indicator of OTTI, we were required to value our investments in Seadrill Partners to calculate the impairment at September 30, 2019. We calculated the fair value of our investments in Seadrill Partners direct interests and IDRs to be $134 million and nil, compared to pre-impairment book values of $382 million and $54 million respectively. As a result, we recorded an impairment charge of $302 million. We have recognized the impairment of these investments within “Loss on impairment of investments” in our Consolidated Statement of Operations for the year ended December 31, 2019.
We have summarized the carrying value of our investments before and after this impairment review in the below table.

Investment	Basis	September 30, 2019 Post-impairment	September 30, 2019 Before-impairment	As at December 31, 2018	As at July 2, 2018
Seadrill Partners subsidiaries - Subordinated units	Equity method	—	—	17	37
Seadrill Partners subsidiaries - Common units	Fair value	2	2	45	91
Seadrill Partners subsidiaries - IDRs	Cost less impairment	—	54	54	54
Seadrill Partners - Direct ownership interests	Equity method	134	382	479	575
Total carrying value of our investments		136	438	595	757
We valued our investments in the direct interests using an income approach which discounted future free cashflows (“DCF model”). The cash flows were estimated over the remaining useful economic lives of the underlying assets, but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital of between 11.25-12.25%.
The DCF model derived an enterprise value of the OPCOs, after which associated debt was subtracted to provide equity values. Our DCF model considered a range of scenarios to reflect different potential refinancing outcomes for Seadrill Partners. The key assumptions used in the DCF were derived from significant unobservable inputs based on our best judgments and assumptions available at the time of performing the impairment test.
The underlying assumptions used to model future rig cashflows used a methodology that examined historical data for each rig, considering the rig’s age, rated water depth and other attributes and then assessed its future marketability considering the current and projected market environment at the time of assessment.
Other assumptions, such as operating, maintenance and inspection costs, were estimated using historical data adjusted for known developments and future events that are anticipated by management at the time of the assessment. The probability applied to each scenario was set with reference to the traded price of the TLB at September 30, 2019.
These assumptions are necessarily subjective and are an inherent part of our asset impairment evaluation, and the use of different assumptions could produce results that differ from those reported. Our assumptions involve uncertainties about future demand for our services, dayrates, expenses and other market based future events, and expectations may not be indicative of future outcomes. If actual events differ from these estimates, or to the extent that these estimates are adjusted in the future, our financial condition and results of operations could be affected in the period of any such change of estimate.
We valued our investments in the direct interests using an option pricing model. The assumptions used in the model were derived from both observable and unobservable inputs and are based on management’s judgments and assumptions available at the time of performing the impairment test. The method values different tranches in the capital structure in sequence of seniority. We employ significant judgment in developing these estimates and assumptions.
c) Impairment recognized in the year ended December 31, 2017
During 2017, the deteriorating market conditions in the oil and gas industry, as well as the supply and demand conditions in the industry we operate, were indicators of impairment for our investments in Seadrill Partners. We have determined the length and severity of the deterioration of market conditions to be representative of an "other than temporary" impairment. We have recognized an impairment of $805 million against these investments within “Loss on impairment of investments” in our Consolidated Statement of Operations for the year ended December 31, 2017.
We derived the fair value using an income approach which discounts future free cash flows, or the ‘DCF’ model. The cash flows are estimated over the remaining useful economic lives of the underlying assets but no longer than 30 years in total and discounted using a 9.75% estimated market participant weighted average cost of capital.
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
4) Impairment of Investments in SeaMex
SeaMex is a joint venture that owns and operates five jack-up drilling units located in Mexico under contract with Pemex.
a) Impairment considerations
Each reporting period, we are required to consider whether there have been any indicators of ’other than temporary impairment’ (“OTTI”) of our equity method investment. We record an impairment charge for other-than-temporary declines in fair value when the fair value is not anticipated to recover above the carrying value within a reasonable period after the measurement date, unless there are mitigating factors that indicate impairment may not be required.
b) Impairment recognized in the year ended December 31, 2017
During 2017, the deteriorating market conditions in the oil and gas industry, as well as the supply and demand conditions in the industry we operate, were indicators of impairment for our investment in SeaMex. We have determined the length and severity of the deterioration of market conditions to be representative of an "other than temporary" impairment. We have recognized an impairment of $36 million against our investment within “Loss on impairment of investments” in our Consolidated Statement of Operations for the year ended December 31, 2017.
We derived the fair value using an income approach which discounts future free cash flows, or the ‘DCF’ model. The cash flows are estimated over the remaining useful economic lives of the underlying assets but no longer than 30 years in total and discounted using a 10.25% estimated market participant weighted average cost of capital.
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
5) Redeemable non-controlling interests
Subsequent to filing bankruptcy petitions, the Predecessor executed a Transaction Support Agreement (“TSA”) on April 4, 2018 with a minority shareholder of one of our subsidiaries, Asia Offshore Drilling Limited (“AOD”). The purpose of the TSA was to provide a framework for a monetization event for the minority shareholder of AOD as well as obtain unanimous approval of the AOD board of directors (which included the minority shareholder) in order for AOD to become a party to the TSA and participate in the Predecessor’s broader debt restructuring under its Chapter 11 reorganization. The TSA executed between the parties provides an option to the holders of non-controlling interest shares to sell the shares it owns to Seadrill Limited subject to a price ceiling ("Put Option"). After the end of the effective period of the Put Option, if the right remains unexercised, Seadrill Limited has the option to purchase the non-controlling interest in AOD at a price subject to the floor price (“Call Option”). The Put Option generates a redemption feature for the non-controlling interest holder that is outside the control of Seadrill Limited.
To calculate the fair value of the non-controlling interest shares, we estimated the fair value of AOD in total and then allocated this between the shares held by us and by those held by the non-controlling interest. We estimated the fair values of AOD in total by adjusting the Consolidated Balance Sheet position of AOD as at each reporting period for an updated fair value of the three drilling units: AOD I, AOD II and AOD III.
We derived the fair value of the three drilling units using a DCF discounted using a weighted average cost of capital of 11% (2018: 11%) and derived the fair value of the external debt facilities with a DCF using a weighted average cost of debt of 6% (2018: 6%).

6) Income Taxes
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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

1) Board of Directors
The Board of Directors consists of seven individuals. The names and positions of the Directors as of February 29, 2020 are set out in the table below.

Name	Position
Birgitte Ringstad Vartdal	Director
Birgit Aagaard-Svendsen	Director
Glen Ole Rødland	Director and Chairman of the Board
Gunnar Winther Eliassen	Director
Herman R. Flinder	Director
Kjell-Erik Østdahl	Director
Peter J. Sharpe	Director
Certain biographical information about each of our directors is set forth below.
Birgitte R. Vartdal serves as an independent director appointed by Hemen. Ms. Vartdal served as Chief Executive Officer of Golden Ocean Management AS from May 2016 to November 2019 and previously served as Chief Financial Officer of Golden Ocean from June 2010 to April 2016. Ms. Vartdal currently serves on the board of Mowi ASA and as a member of the corporate assembly of Equinor ASA. She also previously served as a director of Sevan Drilling Ltd (formerly Sevan Drilling ASA). In April 2020, Ms. Vartdal will join Statkraft AS as EVP European Wind and Solar.
Ms. Vartdal holds a degree of Siv.Ing. (MSc) in Physics and Mathematics from the Norwegian University of Science and Technology (Nw. NTNU) and an MSc in Financial Mathematics from Heriot-Watt University, Scotland.
Birgit Aagaard-Svendsen was appointed as an independent director on February 27, 2020. Ms. Aagaard-Svendsen has previously served as CFO in the shipping company J. Lauritzen A/S and brings more than 25 years of board experience in public companies. Ms. Aagaard-Svendsen has experience in different business segments including more than 25 years in shipping, 15 years related to offshore as well as 16 years of board experience in Danske Bank. Ms. Aagaard-Svendsen currently serves as Audit Committee Chairman in Aker Solutions AS, DNVGL, Prosafe SE as well as in West of England Ship Owners Mutual Insurance Association. In addition, Ms. Aagaard-Svendsen is the Deputy Chairman of Copenhagen Malmö Port. From 2011 to 2015 she was Chairman of the Danish Committee on Corporate Governance.
Ms. Aagaard-Svendsen is a constructional engineer (Technical University of Denmark) and has a Graduate Diploma in Business Administration (Copenhagen Business School, CBS). Ms. Aagaard-Svendsen has on an ongoing basis participated in Postgraduate Studies in Finance and Strategy at Insead, IMD and IESE.
Glen Ole Rødland was appointed Director and Chairman of the Board on November 21, 2019. Mr Rødland is currently Chairman of Prosafe and AqualisBraemar, and has 25 years' experience in shipping, oil and gas and other industries. He has extensive experience as an analyst and in corporate finance from Investment Banking, Private Office and Private Equity, including DnB and Swedbank. Mr. Rødland obtained an MBA and Postgraduate Studies in Finance completed at the Norwegian School of Economics and Business Administration (NHH) and UCLA.
Gunnar Winther Eliassen was appointed as Hemen Director on November 21, 2019. Mr. Eliassen has been employed by Seatankers Consultancy Services since January 2016. Mr. Eliassen also serves as a Director of Seadrill Partners LLC, Golden Close Maritime Corp. Ltd. and Quintana Energy Services Inc. Mr. Eliassen was also a Partner at Pareto Securities In. in New York and Oslo. Mr. Eliassen obtained an MBA in Finance from the Norwegian School of Economics.
Herman R. Flinder was appointed as an independent director on February 27, 2020. Mr. Flinder is a co-founder of Norse Partners LLC and Energy Investment Management LLC, which manage a portfolio of investments in oil service companies. Mr. Flinder serves on the boards of Noram Drilling Company AS, Panther Fluids Management LLC and Wolf Downhole Motors LLC. Mr. Flinder was previously a managing partner of Fearnley Offshore LLC in Houston and brings to the board 30 years of experience in the offshore industry, including chartering, sales and purchase and corporate development. Mr. Flinder attended the Colorado School of Mines and the University of West Virginia, with a degree in Geology and Engineering and an MBA.

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
Peter J. Sharpe serves as an independent director appointed by Centerbridge. Mr. Sharpe has served as Director of Archer Limited since November 2019. Mr. Sharpe retired from Shell in 2017 after holding a diverse range of Executive Management positions in international locations over a period of 37 years. Mr. Sharpe served as Executive Vice President of Royal Dutch Shell for over 10 years, with responsibility for managing Shell upstream investments in well construction and maintenance globally. Mr. Sharpe brings significant experience in all aspects of upstream development, asset management, and major project delivery. Mr. Sharpe served as Chairman of SWMS Pte Ltd an independent Joint Venture between Shell and CNPC from 2012 to 2017 and as a non-Executive director of Xtreme Drilling and Coil Services Corporation from 2008 to 2014. He brings to the Board expertise in strategic and operational risk management, supply chain management, organizational change and monetization of technology. Mr. Sharpe received a Bachelor of Science degree from the University of Hull in 1980.
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
The names of the members of Management as of February 29, 2020, and their respective positions, are presented in the table below:

Name	Age	Position
Anton Dibowitz	48	Chief Executive Officer
Stuart Jackson	60	Chief Financial Officer
Leif Nelson	45	Chief Operating Officer
Sandra Redding	43	General Counsel
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
Stuart Jackson serves as the Chief Financial Officer of Seadrill Management and as the Company’s Principal Financial Officer and Principal Accounting Officer. Mr. Jackson is an experienced finance executive with 20 years' experience in CFO roles at LSE, Nasdaq, OSE and AIM listed companies, including offshore and oil field services experience having served as CFO for Bibby Offshore, CEONA Pte and Acergy SA.
Leif Nelson has served as Seadrill Management's Chief Operating Officer since July 2015. Mr. Nelson has over 18 years' experience in the drilling industry most recently as the Group's Vice President Operations Performance. Prior to joining Seadrill, Mr. Nelson held various operational positions for Transocean Ltd. Mr. Nelson is a graduate of the Colorado School of Mines and holds a BSc in Petroleum Engineering. Mr. Nelson also sits on the board of the Well Control Institute.
Sandra Redding was appointed General Counsel & SVP in September 2019. Ms. Redding has approaching 20 years in-house legal experience in the oil & gas sector including most recently serving as General Counsel of the Dubai government owned operator Dragon Oil. Ms. Redding has also worked as in-house counsel to Gaz de France (now Engie) and RWE Dea (now Ineos) in the UK North Sea and across their international portfolios. Ms. Redding is qualified to practice as a solicitor in England & Wales and in Queensland, Australia.

B.	COMPENSATION

1) Directors
During the year ended December 31, 2019 we paid an aggregate $1 million in directors’ fees to the current members of the Board of Directors as shown in ITEM 6A - "Directors and Senior Management".
In addition, certain members of our current Board of Directors received awards of restricted stock units ("RSUs") under our Employee Incentive Plan in September 2018. For details of these awards please see ITEM 6E - "Share Ownership".
2) Senior Management

Senior management compensation currently includes base salary, performance bonus and awards under our Employee Incentive Plan. In addition, members of management may participate in our retirement savings plans and are eligible to participate in benefit programs available to our UK workforce generally including medical, life insurance and disability benefits. We believe that the compensation awarded to our management is consistent with that of our peers and similarly situated companies in our industry.

During the year ended December 31, 2019, we paid an aggregate compensation of $8 million to our management, including $3 million attributed to changes in our senior management team. In addition, we incurred compensation expense in the aggregate amount of $0.1 million for their pension and retirement benefits.

Our management received awards of RSUs in September 2018 and performance shares ("PSUs") in April 2019 under our Employee Incentive Plan. For details of these awards please see ITEM 6E - "Share Ownership".

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
2) Directors' service contracts
The Directors are entitled to one months' notice of termination of their service agreements.
3) Board committees
Our Board of Directors has established an Audit Committee, a Compensation Committee and a Conflicts Committee, and may create such other committees as the Board of Directors shall determine from time to time. Each of the standing committees of our Board of Directors has the composition and responsibilities described below.

i.	Audit committee
The Board of Directors has established an Audit Committee among the members of the Board of Directors. The Audit Committee comprises Birgit Aagaard-Svendsen (chair), Birgitte R. Vartdal and Kjell-Erik Østdahl. The Audit Committee is responsible for overseeing the quality and integrity of the Company's Consolidated Financial Statements and its accounting, auditing and financial reporting practices; the Group's compliance with legal and regulatory requirements; the independent auditor's qualifications, independence and performance; and the Group's internal audit function.

ii.	Compensation committee
The Board of Directors has established a Compensation Committee among the members of the Board of Directors. The Compensation Committee comprises Peter J. Sharpe (chair), Herman Flinder and Glen Ole Rødland. The Compensation Committee is responsible for establishing and reviewing the executive officer's and senior management's compensation and benefits.

iii.	Conflicts committee
The Board of Directors has established a Conflicts Committee among the members of the Board of Directors. The Conflicts Committee comprises Kjell-Erik Østdahl (chair), Birgit Aagaard-Svendsen and Peter J. Sharpe. The primary purpose of the Conflicts Committee is to monitor and make recommendations to the board in relation to potential conflicts of interest between the Company and any of its affiliates or related third parties. The committee will also evaluate any conflicts of interest between a director and the Company.

D.	EMPLOYEES

The table below shows the development in the numbers of employees (including contracted-in staff) at December 31, 2019, 2018 and 2017. Please note that those shown in the "Managed rigs" category below, represent employees who provide services for Seadrill Partners, Northern Drilling and Sonadrill.

Total employees (including contracted-in staff)	As at December 31, 2019	As at December 31, 2018	As at December 31, 2017
Operating segments:
Floaters	1,395	1,598	1,484
Jack-up rigs	1,016	974	938
Managed rigs	1,497	1,154	796
Corporate	630	647	629
Total employees	4,538	4,373	3,847
Geographical location:
Norway	994	737	510
Rest of Europe	345	390	235
North and Central America	1,071	978	614
South America	300	425	742
Asia Pacific	651	845	462
Africa and Middle East	1,177	998	1,284
Total employees	4,538	4,373	3,847

We employ people in a number of locations globally. In some locations, predominantly Angola, Nigeria, Norway and Brazil, employees and contract labor are represented by collective bargaining agreements. As part of the legal obligations in some of these agreements, we are required to contribute certain amounts to retirement and pension funds. In addition, many of these employees are working under agreements that are subject to salary negotiation, which could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance. We consider our relationships with the various unions to be stable.

E.	SHARE OWNERSHIP

As at February 29, 2020, members of the Board of Directors and members of Management had the following shareholding in the Company. Also shown are their interests in unvested restricted stock units ("RSUs") and performance shares ("PSUs") awarded to them under the Employee Incentive Plan. The RSU awards were made in September 2018 and the PSU awards were made in April 2019.

Name	Position	Number of $0.10 shares	Number of unvested PSUs	Number of unvested RSUs
Birgitte Ringstad Vartdal	Director	1,701	—	47,457
Birgit Aagaard-Svendsen	Director	—	—	—
Glen Ole Rødland	Director and Chairman	—	—	—
Gunnar Winther Eliassen	Director	10,000	—	—
Herman R. Flinder	Director	—	—	—
Kjell-Erik Østdahl	Director	1,701	—	47,457
Peter J. Sharpe	Director	1,701	—	47,457
Anton Dibowitz	Management	15,846	297,339	60,038
Stuart Jackson	Management	—	120,218	—
Leif Nelson	Management	8,807	92,677	33,417
Sandra Redding	Management	—	—	—

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table presents certain information as of February 29, 2020, regarding the ownership of our common shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding common shares.

	Common Shares Held
Shareholder	Number	%
Hemen Holding Ltd	27,193,826	27.2%
King Street Capital Management LP	6,657,192	6.7%
We had a total of 100,234,973 common shares outstanding as of February 29, 2020.
Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding common shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Seadrill.

B.	RELATED PARTY TRANSACTIONS

Please see Note 31 - "Related Party Transactions" of the Consolidated Financial Statements included within this report.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

1) Financial Statements

Please see the section of this Annual Report on Form 20-F entitled ITEM 18 - “Financial Statements.”

2) Legal Proceedings

Please see Note 34 - "Commitments and Contingencies" to the Consolidated Financial Statements included within this report.
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
Although the Board of Directors may consider the payment of dividends, there can be no assurance that any dividend will be paid, or if declared, the amount of such dividend. The terms of our senior credit facilities and the agreements governing our subsidiary NSNCo's indebtedness under the Senior Secured Notes may restrict our ability to declare or pay dividends. Further, as Seadrill Limited is a holding company with no material assets other than the shares of its subsidiaries through which it conducts its operations, its ability to pay dividends will also depend on the subsidiaries distributing their respective earnings and cash flow.
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

The Bye-Laws are referenced in the exhibits to this annual report on Form 20-F and has been incorporated by reference to Exhibit 3.2 of the amended Registration Statement, filed on Form F-1 on July 18, 2018. Below is a summary of provisions of the Bye-Laws and certain aspects of applicable Bermuda law. The Bye-Laws do not place more stringent conditions for the change of rights of holders than those required by the Bermuda Companies Act.
1) Objective of the Company
The objective of the Company's business is unrestricted, meaning that the Company has the capacity of a natural person, and can carry out any trade or business which, in the Board of Directors' opinion, can be advantageously carried out by the Company. Moreover, this means that the Company's objectives are not specified in the Bye-Laws. The Company can therefore undertake activities without restriction on its capacity.
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

The remuneration of the Directors is determined by the shareholders in a general meeting, by ordinary resolution. The Directors may also be reimbursed for all reasonable travel, hotel and incidental expenses properly incurred by them in connection with the Company's business or in discharge of their duties as Directors.
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
Pursuant to the Bye-Laws, members of the Board of Directors are appointed as follows:

a)
provided that Hemen's Percentage Interest is equal to or exceeds 10% (and has not previously fallen below 10%), Hemen shall have the right from the Plan Effective Date (as defined in the Bye-Laws) to: (i) appoint two persons as Hemen Directors (as defined in the Bye-Laws), of whom one shall be the Chairman; and (ii) appoint two persons as Independent Nominees (as defined in the Bye-Laws), provided that the other Directors are given reasonable opportunity to meet and consult with Hemen and such Independent Nominees prior to their appointment to the Board of Directors;

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

c)
Hemen and Centerbridge shall have the right from the Plan Effective Date to appoint one Joint Designee Director (as defined in the Bye-Laws). The New Commitment Parties (as defined in the Bye-Laws) shall have the right to suggest up to three candidates for the position of Joint Designee Director, which candidates will be considered by Hemen, Centerbridge and the Select Commitment Parties when determining the identity of the Joint Designee Director, provided that the New Commitment Parties will provide the names of the suggested candidates to Hemen, Centerbridge and the Select Commitment Parties, not less than 10 Business Days (as defined in the Bye-Laws) in advance of the proposed date of appointment of the Joint Designee Director in accordance with the Bye-Laws. Prior to appointing the Joint Designee Director, Hemen, Centerbridge and the Select Commitment Parties will deliver written notice of the proposed identity of the Joint Designee Director to the Ad Hoc Group (with separate notice to the outside legal counsel of the Ad Hoc Group) and Barclays not less than three Business Days in advance of the proposed date of appointment of the Joint Designee Director, and shall take into consideration any objections raised by the New Commitment Parties as to the identity of the Joint Designee Director. Notwithstanding the foregoing, each of Hemen, and Centerbridge shall not unreasonably withhold its consent to any appointment of such Joint Designee Director.

From and after such time as select shareholder groups cease to have the right to appoint their respective Director(s) or Independent Nominee, as the case may be, such Directors shall be subject to re-election by Ordinary Resolution at each annual general meeting.
A Director may resign by providing notice in writing to the Company of such resignation. A Director other than an Investor Appointed Director (as defined in the Bye-Laws), may be removed by the Shareholders in a general meeting, provided that the notice of any such general meeting of shareholders convened for the purpose of removing a Director is given to the Director concerned. The notice must be served the Director not less than 14 days before the meeting. The Director shall be entitled to attend the meeting and be heard on the motion for his or her removal. An Investor Appointed Director may be removed by written notice delivered to the Company's registered office by the Investor(s) entitled to make the appointment.
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
Any cash dividend payable to holders of the shares listed on the NYSE will be paid to Computershare, the Company's transfer agent in the United States for disbursement to those holders. Any cash dividends payable to holders of the Shares listed on the OSE will be paid to Nordea, the Company's transfer agent in Norway for disbursement to those holders.
Pursuant to the Bye-Laws, any dividends, distributions or proceeds of share repurchases which remain unclaimed for three years from the date of declaration of such dividend, distribution or proceeds of share repurchases will be forfeited and revert to the Company.
8) Transfer of Shares
The Bye-Laws provide that the Board of Directors may decline to register, and may require any registrar appointed by the Company to decline to register, a transfer of a Share or any interest therein held through the VPS if such transfer would be likely, in the opinion of the Board of Directors, to result in 50% or more of the issued share capital (or of the votes attaching all issued shares in the Company) being held or owned directly or indirectly by persons resident for tax purposes in Norway. A failure to notify the Company of such correction or change can lead to the Shareholder's entitlement to vote, exercise other rights attaching to the Shares or interests therein being sold at the best price reasonably obtainable in all the circumstances. Furthermore, if such holding of 50% or more by individuals or legal persons resident for tax purposes in Norway or connected to a Norwegian business activity, the Bye-Laws require the Board of Directors to make an announcement through the OSE, and the Board of Directors and the registrar appointed by the Company are then entitled to dispose of Shares or interests therein to bring such holding by an individual or legal person resident for tax purposes in Norway or connected to a Norwegian business below 50%, the Shares or interests therein to be sold being firstly those held by holders who failed to comply with the above notification requirement, and thereafter those that were acquired most recently by the Shareholders.
Notwithstanding anything else to the contrary in the Bye-Laws, shares that are listed or admitted to trading on an Appointed Stock Exchange may be transferred in accordance with the rules and regulations of such exchange. All transfers of uncertificated Shares shall be made in accordance with and be subject to the facilities and requirements of the transfer of title to Shares in that class by means of the VPS or any other relevant system concerned and, subject thereto, in accordance with any arrangements made by the Board of Directors in accordance with the Bye-Laws. The Board of Directors may in its absolute discretion, refuse to register the transfer of a Share that is not fully paid. The Board of Directors may also refuse to recognize an instrument of transfer of a Share unless it is accompanied by the relevant Share certificate (if one has been issued) and such other evidence of the transferor's right to make the transfer as the Board of Directors shall reasonably require. Pursuant to the Bye-

Laws, if the Board of Directors is of the opinion that a transfer may breach any law or requirement of any authority or any stock exchange or quotation system upon which any of the Company's common Shares are listed (from time to time), then registration of the transfer shall be declined until the Board of Directors receives satisfactory evidence that no such breach would occur. Subject to these restrictions and any other restrictions in the Bye-Laws and to the Bermuda Companies Act and applicable United States laws (including, without limitation, the U.S. Securities Act and related regulations), a holder of Shares may transfer the title to all or any of his Shares by completing an instrument of transfer in the usual common form or in such other form as the Board of Directors may approve. The instrument of transfer must be signed by the transferor and, in the case of a Share that is not fully paid, the transferee. The Board of Directors may also implement arrangements in relation to the evidencing of title to and the transfer of uncertified shares.
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
9) Disclosure of material interest
The Bye-Laws provide that, where the requirements of the OSE require any person acquiring or disposing of an interest in the Shares to give notification of such change in interest, such person must immediately notify the registrar appointed by the Company of the acquisition or disposal and of its resulting interest, following which, the registrar appointed by the Company will notify the OSE. If a person fails to provide such notification, the Board of Directors shall require the registrar appointed by the Company to serve the person with notice, requiring compliance with the notification requirements and inform him or her that pending such compliance the registered holder of the Shares shall have suspended its entitlement to vote, exercise other rights attaching to the Shares and receive payment of income or capital.
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

17) Certain provisions of Bermuda law
The Company has been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows the Company to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on its ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of its common shares. The Bermuda Monetary Authority has given its consent for the issue and free transferability of all its common shares from and/or to non-residents and residents of Bermuda for exchange control purposes, provided its shares remain listed on an Appointed Stock Exchange, which includes the NYSE and the OSE. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to the Company's performance or creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of the Company's business or for the correctness of any opinions or statements expressed in this report. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.
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
Deemed income tax
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

These penalties would not apply to a pension or profit-sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder, who is an individual, dies while owning our common stock, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to such common stock.
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

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements we file reports and other information with the Commission. These materials, including this annual report on Form 20-F and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. The Commission maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, documents referred to in this annual report on Form 20-F may be inspected at our principle executive offices at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda and at the offices of Seadrill Management Ltd., at Building 11, Chiswick Business Park, 566 Chiswick High Road, London, W4 5YS, United Kingdom.

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

We do not demand collateral in the normal course of business. The credit exposure of derivative financial instruments is represented by the fair value of contracts with a positive fair value at the end of each period, adjusted interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements, adjusted for counterparty non-performance credit risk assumptions. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting them against amounts that the counterparty owes to us.

Concentration of risk

There is also a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Citibank, Nordea Bank Finland Plc, Danske Bank A/S, BNP Paribas, BTG Bank and ING Bank N.V. We consider these risks to be remote. We also have a concentration of risk with respect to customers, including affiliated companies. For details on the customers with greater than 10%

of contract revenues, refer to Note 6 - Segment information. For details on amounts due from affiliated companies, refer to Note 31 - Related Party transactions.

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

Our foreign exchange exposures primarily relate to foreign denominated cash and working capital balances. We do not expect these remaining exposures to cause a significant amount of fluctuation in net income and therefore do not currently hedge them. Further, the effect of fluctuations in currency exchange rates caused by our international operations generally has not had a material impact on our overall operating results.

Interest rate risk

Our exposure to interest rate risk relates mainly to our floating rate debt and balances of surplus funds placed with financial institutions. We manage this risk through the use of derivative arrangements.

On May 11, 2018, we purchased an interest rate cap for $68 million to mitigate our exposure to future increases in LIBOR on our Senior Credit Facility debt. The interest rate cap is not designated as a hedge and therefore we do not apply hedge accounting. The capped rate against the 3-month US LIBOR is 2.87% and covers the period from June 15, 2018 to June 15, 2023.

We have set out our exposure to interest rate risk on our net debt obligations at December 31, 2019 (Successor) in the table below:

(In $ millions)	Principal	Hedging instruments	Total	Impact of 1% increase in rates
Senior Credit Facilities	5,662	(4,500)	1,162	12
Ineffective portion of interest rate cap [1]	—	4,320	4,320	43
Debt contained within VIEs	621	—	621	6
Debt exposed to interest rate fluctuations	6,283	(180)	6,103	61
Less: Cash and Restricted Cash	(1,357)	—	(1,357)	(14)
Net debt exposed to interest rate fluctuations [2]	4,926	(180)	4,746	47
1 The 3-month LIBOR rate as at December 31, 2019 was 1.91%. At this date, the interest cap would mitigate 4% of the impact of a theoretical 1% point increase in LIBOR.
2 The $476 million of Senior Secured Notes are a fixed rate debt instrument and are therefore excluded from the above table.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

Not applicable.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.     CONTROLS AND PROCEDURES

A.     Disclosure Controls and Procedures
Our Management, with participation from the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 and Rule 15d-15 of the Exchange Act as of December 31, 2019. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the evaluation date.
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
Our Management, with the participation of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the design and operation of our internal control over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2019.
Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Management reviewed the results of its assessment with the Audit Committee of our Board of Directors. On the basis of this evaluation, Management concluded that, as of December 31, 2019, the Company’s internal control over financial reporting was effective.
C.     Attestation Report of the Registered Public Accounting Firm
The independent registered public accounting firm that audited the Consolidated Financial Statements, PricewaterhouseCoopers LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as at December 31, 2019, appearing under Item 18 "Financial Statements", and such report is incorporated herein by reference.
D.     Changes in Internal Control over Financial Reporting
There were no changes in these internal controls during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.     RESERVED

Not applicable.

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Birgitte Vartdal and Birgit Aagaard-Svendsen, are independent Directors as defined by the NYSE and are audit committee financial experts as defined by the SEC. See Item 6A - "Directors and Senior Management" for a description of their relevant experience.

ITEM 16B.     CODE OF ETHICS

We have adopted a Code of Ethics that applies to all entities controlled by us and its employees, directors, officers and agents of ours. We will provide any person, free of charge, a copy of our Code of Ethics upon written request to our registered office.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for the fiscal years ended December 31, 2019 and 2018 was PricewaterhouseCoopers LLP in the United Kingdom. The following table sets forth the fees related to audit and other services provided by the principal accountants and their affiliates.

	Successor		Predecessor
(in $)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Audit fees (1)	3,308,694	4,035,949	1,484,600
Audit-related fees (2)	100,330	252,108	—
Taxation fees (3)	—	—	—
All other fees (4)	17,269	—	—
Total	3,426,293	4,288,057	1,484,600

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

(3)	Taxation fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

(4)	All other fees include services other than audit fees, audit-related fees and taxation fees set forth above, primarily including assistance in the preparation of financial statement for subsidiaries.

Audit Committee’s Pre-Approval Policies and Procedures

Our Board has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit-related services to be provided by such auditor under such engagement by us. All services provided by the principal auditor in 2019, 2018 (Successor) and 2018 (Predecessor) were approved by the Board pursuant to the pre-approval policy.

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
Additional Information Concerning Corporate Governance Required by the OSE Continuing Obligations

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
Pursuant to our current bye-laws, the Company has the power to purchase its own shares (treasury shares) for cancellation, as well as to hold such shares as treasury shares. The Board of Directors may exercise all powers of the Company to purchase or acquire its own shares, whether for cancellation or to be held as treasury shares in accordance with Bermuda law.
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

4.2	Transaction Service Agreement
8.1	Subsidiaries of the Company
11.1	Code of Ethics
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Seadrill Limited consent of independent registered public accounting firm
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

Seadrill agrees to furnish to the SEC upon request any instrument with respect to long-term debt that Seadrill has not filed as an exhibit pursuant to the exemption provided by the general instructions to Item 19 of Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Seadrill Limited
(Registrant)

Date: April 2, 2020

By:
Name:	Anton Dibowitz
Title:	Chief Executive Officer of Seadrill Management Ltd (Principal Executive Officer of Seadrill Limited)

Seadrill Limited
Index to Consolidated Financial Statements

Consolidated Financial Statements of Seadrill Limited
Index to Consolidated Financial Statements of Seadrill Limited	F-1
Report of Independent Registered Public Accounting Firm – PricewaterhouseCoopers LLP	F-2
Consolidated Statements of Operations for the year ended December 31, 2019 (Successor), the period from July 2, 2018 through December 31, 2018 (Successor), the period from January 1, 2018 through July 1, 2018 (Predecessor) and the year ended December 31, 2017 (Predecessor)
F-5
Consolidated Statements of Comprehensive Loss for the year ended December 31, 2019 (Successor), the period from July 2, 2018 through December 31, 2018 (Successor), the period from January 1, 2018 through July 1, 2018 (Predecessor) and the year ended December 31, 2017 (Predecessor)
F-6
Consolidated Balance Sheets as at December 31, 2019 (Successor) and 2018 (Successor)	F-7
Consolidated Statements of Cash Flows for the year ended December 31, 2019 (Successor), the period from July 2, 2018 through December 31, 2018 (Successor), the period from January 1, 2018 through July 1, 2018 (Predecessor) and the year ended December 31, 2017 (Predecessor)
F-8
Consolidated Statements of Changes in Shareholders' Equity for the year ended December 31, 2019 (Successor), the period from July 2, 2018 through December 31, 2018 (Successor), the period from January 1, 2018 through July 1, 2018 (Predecessor) and the year ended December 31, 2017 (Predecessor)
F-10
Notes to Consolidated Financial Statements	F-11

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Seadrill Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Seadrill Limited and its subsidiaries (Successor) (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2019 and for the period from July 2, 2018 to December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the year ended December 31, 2019 and for the period from July 2, 2018 to December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for leases as of January 1, 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Emphasis of Matter

As discussed in Note 22 to the consolidated financial statements, the Company is in negotiations with its lenders to restructure its debt. Management’s plans regarding this matter are also described in Note 22.

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
April 2, 2020
We have served as the Company’s or its predecessor auditor since 2013.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Seadrill Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows of Seadrill Limited and its subsidiaries (Predecessor) (the “Company”) for the period from January 1, 2018 to July 1, 2018 and for the year ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the period from January 1, 2018 to July 1, 2018 and for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

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

Seadrill Limited
CONSOLIDATED STATEMENTS OF OPERATIONS
for the year ended December 31, 2019 (Successor), the period from July 2, 2018 through December 31, 2018 (Successor), the period from January 1, 2018 through July 1, 2018 (Predecessor) and the year ended December 31, 2017 (Predecessor)
(In $ millions, except per share data)

		Successor		Predecessor
	Notes	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Operating revenues
Contract revenues		997	469	619	1,888
Reimbursable revenues	*	264	26	21	38
Other revenues	8 *	127	46	72	162
Total operating revenues		1,388	541	712	2,088

Operating expenses
Vessel and rig operating expenses	*	(770)	(357)	(407)	(792)
Reimbursable expenses	*	(262)	(24)	(20)	(35)
Depreciation		(426)	(236)	(391)	(798)
Amortization of intangibles		(134)	(58)	—	—
Selling, general and administrative expenses	*	(130)	(62)	(100)	(277)
Total operating expenses		(1,722)	(737)	(918)	(1,902)

Other operating items
Impairment of long lived assets		—	—	(414)	(696)
Loss on disposals	*	—	—	—	(245)
Other operating income	*	39	21	7	27
Total other operating items	9	39	21	(407)	(914)

Operating loss		(295)	(175)	(613)	(728)

Financial and other non-operating items
Interest income	*	69	40	19	60
Interest expense	10 *	(487)	(261)	(38)	(285)
Loss on impairment of investments	11	(302)	—	—	(841)
Share in results from associated companies (net of tax)	18	(115)	(90)	149	174
(Loss)/gain on derivative financial instrument		(37)	(31)	(4)	11
Impairment of convertible bond from related party	*	(11)	—	—	—
Net (loss)/gain on debt extinguishment		(22)	—	—	19
Foreign exchange loss		(11)	(4)	—	(65)
Loss on marketable securities	15	(46)	(64)	(3)	—
Reorganization items, net	4	—	(9)	(3,365)	(1,337)
Other financial and non-operating items	*	(4)	(3)	—	(44)
Total financial and other non-operating items		(966)	(422)	(3,242)	(2,308)

Loss before income taxes		(1,261)	(597)	(3,855)	(3,036)

Income tax benefit/(expense)	12	39	(8)	(30)	(66)
Net loss		(1,222)	(605)	(3,885)	(3,102)

Net loss attributable to the parent		(1,219)	(602)	(3,881)	(2,973)
Net loss attributable to the non-controlling interest		(1)	(2)	(6)	(129)
Net (loss)/gain attributable to the redeemable non-controlling interest		(2)	(1)	2	—

Basic loss per share (U.S. dollar)		(12.18)	(6.02)	(7.71)	(5.89)
Diluted loss per share (U.S. dollar)		(12.18)	(6.02)	(7.71)	(5.89)
* Includes transactions with related parties. Refer to Note 31 "Related party transactions". See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
for the year ended December 31, 2019 (Successor), the period from July 2, 2018 through December 31, 2018 (Successor), the period from January 1, 2018 through July 1, 2018 (Predecessor) and the year ended December 31, 2017 (Predecessor)
(In $ millions)

	Successor		Predecessor
	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Net loss	(1,222)	(605)	(3,885)	(3,102)

Other comprehensive (loss)/income, net of tax:
Unrealized gain on marketable securities	—	—	—	14
Change in fair value of debt component of Archer convertible bond	3	(3)	—	—
Actuarial (loss)/gain relating to pensions	(1)	1	—	(3)
Unrealized gain on interest rate swaps in VIEs and subsidiaries	—	—	—	2
Share of other comprehensive loss from associated companies	(8)	(5)	—	(8)
Other comprehensive (loss)/income:	(6)	(7)	—	5

Total comprehensive loss for the period	(1,228)	(612)	(3,885)	(3,097)

Comprehensive loss attributable to the parent	(1,225)	(609)	(3,881)	(2,976)
Comprehensive loss attributable to the non-controlling interest	(1)	(2)	(6)	(121)
Comprehensive (loss)/income attributable to the redeemable non-controlling interest	(2)	(1)	2	—

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED BALANCE SHEETS
As at December 31, 2019 (Successor) and 2018 (Successor)
(In $ millions)

		Successor	Successor
	Notes	December 31, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents		1,115	1,542
Restricted cash	14	135	461
Marketable securities	15	11	57
Accounts receivables, net	16	173	208
Amount due from related parties - current	31	181	177
Other current assets	17	158	322
Total current assets		1,773	2,767
Non-current assets
Investment in associated companies	18	389	800
Drilling units	20	6,401	6,659
Restricted cash	14	107	—
Deferred tax assets	12	4	18
Equipment	21	23	29
Amount due from related parties - non-current	31	523	539
Other non-current assets	17	59	36
Total non-current assets		7,506	8,081
Total assets		9,279	10,848
LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND EQUITY
Current liabilities
Debt due within one year	22	343	33
Trade accounts payable		86	82
Amounts due to related parties - current	31	19	39
Other current liabilities	23	322	310
Total current liabilities		770	464
Non-current liabilities
Long-term debt	22	6,280	6,881
Long-term debt due to related parties	31	239	222
Deferred tax liabilities	12	12	87
Other non-current liabilities	23	128	121
Total non-current liabilities		6,659	7,311
Commitments and contingencies (see note 34)
Redeemable non-controlling interest	27	57	38
EQUITY
Common shares of par value US$0.10 per share: $0.10 per share: 138,880,000 shares authorized and 100,234,973 issued at December 31, 2019 (US$0.10 per share: 111,111,111 shares authorized and 100,000,000 issued at December 31, 2018)	25	10	10
Additional paid in capital		3,496	3,491
Accumulated other comprehensive loss		(13)	(7)
Retained loss		(1,851)	(611)
Total Shareholder's equity		1,642	2,883
Non-controlling interest	26	151	152
Total equity		1,793	3,035
Total liabilities, redeemable non-controlling interest and equity		9,279	10,848
See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the year ended December 31, 2019 (Successor), the period from July 2, 2018 through December 31, 2018 (Successor), the period from January 1, 2018 through July 1, 2018 (Predecessor) and the year ended December 31, 2017 (Predecessor)
(In $ millions)

	Successor		Predecessor
	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Cash Flows from Operating Activities
Net loss	(1,222)	(605)	(3,885)	(3,102)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	426	236	391	798
Amortization of deferred loan charges	—	—	—	27
Amortization of unfavorable and favorable contracts	134	58	(21)	(43)
Share of results from associated companies	115	90	(149)	(174)
Impairment of investments	302	—	—	841
Share-based compensation expense	5	—	3	7
Loss on disposals	—	—	—	245
Contingent consideration realized	—	—	(7)	(27)
Unrealized loss/(gain) related to derivative financial instruments	37	31	4	(76)
Loss on impairment of long-lived assets	—	—	414	696
Deferred tax (benefit)/expense	(61)	(22)	—	7
Unrealized foreign exchange gain on long-term debt	—	—	—	59
Amortization of discount on debt	36	23	—	—
Gain on derecognition of investment in associated company	—	—	—	(10)
Impairment of convertible bond from related party	11	—	—	—
Net loss/(gain) on debt extinguishment	22	—	—	(19)
Unrealized loss on marketable securities	46	64	3	—
Non-cash gain on liabilities subject to compromise	—	—	(2,977)	—
Fresh start valuation adjustments	—	—	6,142	—
Other re-organization items	—	—	6	1,274
Other	(3)	(3)	(1)	(2)
Other cash movements in operating activities
Distributions received from associated companies	11	32	17	39
Payments for long-term maintenance	(114)	(71)	(78)	(58)
Settlement of payment-in-kind interest on Senior Secured Notes	(39)	—	—	—

Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	35	64	29	167
Trade accounts payable	4	(31)	4	(9)
Prepaid expenses/accrued revenue	(1)	12	42	(66)
Deferred revenue	13	21	(23)	(107)
Related party receivables	(43)	7	(13)	(42)
Related party payables	(3)	54	(42)	(44)
Other assets	(12)	(20)	(62)	93
Other liabilities	45	34	(10)	(75)
Net cash (used in)/provided by operating activities	(256)	(26)	(213)	399

Seadrill Limited
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the year ended December 31, 2019 (Successor), the period from July 2, 2018 through December 31, 2018 (Successor), the period from January 1, 2018 through July 1, 2018 (Predecessor) and the year ended December 31, 2017 (Predecessor)
(In $ millions)

	Successor		Predecessor
	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Cash Flows from Investing Activities
Additions to newbuildings	—	—	(1)	(33)
Additions to drilling units and equipment	(48)	(27)	(48)	(59)
Refund of yard installments	—	—	—	25
Contingent consideration received	32	65	48	95
Settlement of West Mira	—	—	—	170
Sale of rigs and equipment	—	—	126	122
Buyout of guarantee	—	—	—	(28)
Investment in associated companies	(25)	—	—	—
Payments received from loans granted to related parties	15	23	24	66
Net cash (used in)/provided by investing activities	(26)	61	149	358

Cash Flows from Financing Activities
Proceeds from debt	—	—	875	—
Repayments of secured credit facilities	(34)	(83)	(153)	(754)
Redemption of Senior Secured Notes	(333)	(121)	—	—
Debt fees paid	—	(4)	(35)	(53)
Repayments of debt to related party	—	—	—	(39)
Proceeds from issuance of shares	—	—	200	—
Net cash (used in)/provided by financing activities	(367)	(208)	887	(846)

Effect of exchange rate changes on cash and cash equivalents	3	(1)	(5)	5

Net (decrease)/increase in cash and cash equivalents, including restricted cash	(646)	(174)	818	(84)
Cash and cash equivalents, including restricted cash, at beginning of the year	2,003	2,177	1,359	1,443
Cash and cash equivalents, including restricted cash, at the end of year	1,357	2,003	2,177	1,359

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	(391)	(178)	(38)	(264)
Taxes paid	(36)	(16)	(22)	(119)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
for the year ended December 31, 2019 (Successor), the period from January 1, 2018 through July 1, 2018 (Predecessor), the period from July 2, 2018 through December 31, 2018 (Successor) and the year ended December 31, 2017 (Predecessor)
(In $ millions)

	Common shares	Additional paid in capital	Contributed surplus	Accumulated other comprehensive income/(loss)	Retained Earnings	Total equity before NCI	Non-controlling interest	Total equity
Balance at December 31, 2016 (Predecessor)	1,008	3,306	1,956	53	3,198	9,521	542	10,063
Share-based compensation charge	—	7	—	—	—	7	—	7
Other comprehensive income	—	—	—	5	—	5	—	5
Distributions to non-controlling interests	—	—	—	—	—	—	(14)	(14)
Net loss	—	—	—	—	(2,973)	(2,973)	(129)	(3,102)
Balance at December 31, 2017 (Predecessor)	1,008	3,313	1,956	58	225	6,560	399	6,959
ASU 2016-01 - Financial Instruments	—	—	—	(31)	31	—	—	—
ASU 2016-16 - Income Taxes	—	—	—	—	(59)	(59)	(25)	(84)
ASU 2016-09 - Revenue from contracts	—	—	—	—	7	7	—	7
Share-based compensation charge	—	9	—	—	—	9	—	9
Reclassification of non-controlling interest	—	—	—	—	(43)	(43)	43	—
Revaluation of redeemable non-controlling interest	—	—	—	—	127	127	(150)	(23)
Net loss	—	—	—	—	(3,881)	(3,881)	(6)	(3,887)
Balance at July 1, 2018 (Predecessor)	1,008	3,322	1,956	27	(3,593)	2,720	261	2,981
Cancellation of Predecessor equity	(1,008)	(3,322)	(1,956)	(27)	3,593	(2,720)	(107)	(2,827)
Balance at July 1, 2018 (Predecessor)	—	—	—	—	—	—	154	154
Issuance of Successor common stock	10	3,491	—	—	—	3,501	—	3,501
Balance at July 2, 2018 (Successor)	10	3,491	—	—	—	3,501	154	3,655
Revaluation of redeemable non-controlling interest	—	—	—	—	(9)	(9)	—	(9)
Net Loss	—	—	—	—	(602)	(602)	(2)	(604)
Other comprehensive loss	—	—	—	(7)	—	(7)	—	(7)
Balance at December 31, 2018 (Successor)	10	3,491	—	(7)	(611)	2,883	152	3,035
Net Loss	—	—	—	—	(1,219)	(1,219)	(1)	(1,220)
Other comprehensive loss	—	—	—	(6)	—	(6)	—	(6)
Fair Value adjustment AOD Redeemable NCI	—	—	—	—	(21)	(21)	—	(21)
Share-based compensation charge	—	5	—	—	—	5	—	5
Balance at December 31, 2019 (Successor)	10	3,496	—	(13)	(1,851)	1,642	151	1,793

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information
Seadrill Limited is incorporated in Bermuda and is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. We provide offshore drilling services to the oil and gas industry. As at December 31, 2019 we owned and operated 35 offshore drilling units and an option to acquire one semi-submersible rig. Our fleet consists of drillships, jack-up rigs and semi-submersible rigs for operations in shallow and deepwater areas, as well as benign and harsh environments. We also provide management services to our related parties Seadrill Partners, SeaMex, Northern Drilling and Sonadrill.
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
Basis of consolidation
The Consolidated Financial Statements include the revenue, expenses, assets and liabilities of our principal holding company, our majority owned and controlled subsidiaries and certain variable interest entities (“VIE”s) in which we are deemed to be the primary beneficiary. Subsidiaries, even if fully owned, would be excluded from the Consolidated Financial Statements if we are not deemed to be the primary beneficiary as assessed under the variable interest model. All intercompany balances and transactions have been eliminated on consolidation.
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
Foreign currencies
The majority of our revenues and expenses are denominated in U.S. dollars and therefore the majority of our subsidiaries use U.S. dollars as their functional currency. Our reporting currency is also U.S. dollars. For subsidiaries that maintain their accounts in currencies other than U.S. dollars, we use the current method of translation whereby the Statement of Operations are translated using the average exchange rate for the period and the assets and liabilities are translated using the year-end exchange rate. Foreign currency translation gains or losses on consolidation are recorded as a separate component of other comprehensive income in shareholders' equity.
Transactions in foreign currencies are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Foreign currency assets and liabilities are translated using rates of exchange at the balance sheet date. Gains and losses on foreign currency transactions are included in the Consolidated Statements of Operations.
Related parties
Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence. Refer to Note 31 – Related Party Transactions.
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
Deferred contract expenses - Certain direct and incremental costs incurred for upfront preparation, initial mobilization and modifications of contracted rigs represent costs of fulfilling a contract as they relate directly to a contract, enhance resources that will be used in satisfying our performance obligations in the future and are expected to be recovered. Such costs are deferred and amortized ratably to contract drilling expense as services are rendered over the initial term of the related drilling contract.
Other revenues
Other revenues consist of related party revenues, external management fees, and early termination fees. Refer to Note 8 – Other revenues.
Management fees - Revenues related to operation support and management services provided to Seadrill Partners, Seamex, Sonadrill & Northern Drilling. This includes both related and non-related companies.
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
On emergence, we classified certain costs as "vessel and rig operating expenses" that are directly attributable to rig activities and had previously been classified as "selling, general and administrative expenses" in our Consolidated Statements of Operations.
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
Income taxes
Seadrill is a Bermudan company that has subsidiaries and affiliates in various jurisdictions. Currently, Seadrill and our Bermudan subsidiaries and affiliates are not required to pay taxes in Bermuda on ordinary income or capital gains as they qualify as exempt companies. Seadrill and our subsidiaries and affiliates have received written assurance from the Minister of Finance in Bermuda that we will be exempt from taxation until March 2035. Certain subsidiaries operate in other jurisdictions where taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions when appropriate. Our income tax expense is based on our income and statutory tax rates in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which operations are conducted and income is earned. Refer to Note 12 – Taxation.
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
Loss per share
Basic loss per share (“LPS”) is calculated based on the loss for the period available to common stockholders divided by the weighted average number of shares outstanding. Diluted loss per share includes the effect of the assumed conversion of potentially dilutive instruments such as our restricted stock units. The determination of dilutive loss per share may require us to make adjustments to net loss and the weighted average shares outstanding. Refer to Note 13 – Loss per share.
Current and non-current classification
Generally, assets and liabilities (excluding deferred taxes and liabilities subject to compromise) are classified as current assets and liabilities respectively if their maturity is within one year of the balance sheet date. In addition, we classify any derivative financial instruments whose fair value is a net liability as current.
Generally, assets and liabilities are classified as non-current assets and liabilities respectively if their maturity is beyond one year of the balance sheet date. In addition, we classify loan fees based on the classification of the associated debt principal and we classify any derivatives financial instruments whose fair value is a net asset as current.
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
Receivables
Receivables, including accounts receivable, are recorded in the balance sheet at their nominal amount less an allowance for doubtful accounts. We establish reserves for doubtful accounts on a case-by-case basis when it is unlikely that required payments of specific amounts will occur. In establishing these reserves, we consider the financial condition of the customer as well as specific circumstances related to the receivable such as customer disputes. Receivable amounts determined as being unrecoverable are written off. Interest income on receivables is recognized as earned. Refer to Note 16 – Accounts receivable & Note 31 – Related party transactions.
Contract assets and liabilities
Accounts receivables (see above) are recognized when the right to consideration becomes unconditional based upon contractual billing schedules. If we are required to recognize revenue ahead of this point, we categorize the balance as a contract asset. Contract asset balances consist primarily of demobilization revenues which have been recognized during the period but are contingent on future demobilization activities.
Contract liabilities include payments received for mobilization as well as rig preparation and upgrade activities which are allocated to the overall performance obligation and recognized ratably over the initial term of the contract.
Equity investments
Investments in common stock are accounted for using the equity method of accounting if the investment gives us the ability to exercise significant influence, but not control over, the investee. Significant influence is generally deemed to exist if our ownership interest in the voting stock of the investee is between 20% and 50%, although other factors such as representation on the investee’s Board of Directors and the nature of commercial arrangements are also considered. We classify our other equity investments either as "Marketable Securities" or "Investments in Associated Companies" depending on their nature. We classify our share of earnings or losses from our equity method investments in the Consolidated Statements of Operations as “Share in results from associated companies". We record gains or losses on investments held fair value as "Loss on Marketable Securities". Refer to Note 15 – Marketable securities and Note 18 – Investment in associated companies.
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
For periods before we adopted ASU 2016-01, we reviewed our marketable securities for other-than-temporary impairment at each reporting date. Refer to Note 11 - Impairment loss on investments in associated companies for details.
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

Drilling units
Rigs, vessels and related equipment are recorded at historical cost less accumulated depreciation. The cost of these assets, less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated residual value is taken to be offset by any decommissioning costs that may be incurred. The estimated economic useful life of our floaters and, jack-up rigs, when new, is 30 years. The direct and incremental costs of significant capital projects, such as rig upgrades and reactivation projects, are capitalized and depreciated in accordance with the nature of the investment. Significant investments that are deemed to increase an asset’s value for its remaining useful life are capitalized and depreciated over the remaining life of the asset. Refer to Note 20 – Drilling units.
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
Leases
Lessee - When we enter into a new contract, or modify an existing contract, we identify whether that contract has a finance or operating lease component. We do not have, nor expect to have any leases classified as finance leases. At the lease commencement date, we measure and recognize a lease liability and a right of use ("ROU") asset in the financial statements. The lease liability is measured at the present value of the lease payments not yet paid, discounted using the estimated incremental borrowing rate ("IBR") at lease commencement. The ROU asset is measured at the initial measurement of the lease liability, plus any lease payments made to the lessor at or before the commencement date, minus any lease incentives received, plus any initial direct costs incurred by us.

After the commencement date, we will adjust the measurement of the lease liability by the amount of payments made in the period as well as the unwinding of the discount over lease term using the interest method. After commencement date, we will subsequently adjust the measurement of the ROU asset by amortizing the ROU asset by the amount required to keep total lease expense including interest constant (straight-line over the lease term).

Absent an impairment of the ROU asset, the single lease cost is calculated so that the remaining cost of the lease is allocated over the remaining lease term on straight-line basis. Seadrill will determine whether a ROU asset is impaired and shall recognize any impairment loss in accordance with the company policy on impairment of long-lived assets. If a ROU asset is determined to be impaired, then it will be measured at its carrying amount immediately after the impairment less any accumulated amortization. After a ROU asset has been impaired, we will unwind the remaining asset on a straight-line basis over the remaining lease term.

Lessor - When we enter into a new contract, or modify an existing contract, we identify whether that contract has a sales-type, direct financing or operating lease. We do not have, nor expect to have any leases classified as sales-type or direct financing. For our operating lease, the underlying asset remains on the balance sheet and we record periodic depreciation expense and lease revenue.
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
Derivative financial instruments and hedging activities
None of our derivative financial instruments have been formally designated as a hedging instruments, and therefore are recorded at fair value. Changes in fair value are recorded as a gain or loss as a separate line item within "financial items" in the Consolidated Statements of Operations. Refer to Note 32 – Financial instruments and risk management and Note 33 - Fair values of financial instruments.
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
Pension benefits
We have several defined benefit pension plans, defined contribution pension plans and other post-employment benefit obligations which provide retirement, death and early termination benefits. We record the service cost, as “Vessel and rig operating expenses” or as "Selling, general and administrative expenses" in our Consolidated Statements of Operations depending on the whether or not the related employee's role is directly attributable to rig activities. We record the actuarial gains and losses in the Consolidated Statements of Operations when the net cumulative unrecognized actuarial gains or losses for each individual plan at the end of the previous reporting year exceed 10 percent of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These actuarial gains and losses are recognized over the expected remaining working lives of the employees participating in the plans. Otherwise, recognition of actuarial gains and losses is included in other comprehensive income.   Refer to Note 30 - Pension benefits for more information on the accounting for these pension benefits / pension expense.
Loss contingencies
We recognize a loss contingency in the Consolidated Balance Sheets where we have a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Refer to Note 34 – Commitments and contingencies.
Treasury shares
Treasury shares are recognized at cost as a component of equity. We record the nominal value of treasury shares purchased as a reduction in share capital. The amount paid in excess of the nominal value is treated as a reduction of additional paid-in capital. On emergence from Chapter 11, we no longer had any treasury shares.
Share-based compensation
Since emerging from Chapter 11, we have made several awards under our employee benefit plan (see Note 29 – Share based compensation). We record an accounting charge equal to the fair value of awards that are expected to vest. The expense is classified as compensation cost and recognized ratably over the vesting period. The offsetting entry is recorded directly to equity.

Note 3 - Recent Accounting Standards

1) Recently adopted accounting standards
We adopted the following accounting standard updates ("ASUs") in the year:
a) ASU 2016-02 Leases (also 2018-10, 2018-11, 2018-20, 2019-01 & 2019-10)
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance became effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years using a modified retrospective application.
We transitioned to the new standard using the modified retrospective approach as permitted by the standard. We determined that our drilling contracts contain a lease component (from a lessor perspective) as well as a revenue component. We have elected to apply the practical expedient provided to lessors and will not separate the lease and nonlease components within our drilling contracts. We will continue to apply the Topic 606 to our drilling contracts instead of Topic 842 because the nonlease component is the predominant component within our drilling contracts. As a result, our pattern of revenue recognition did not change significantly compared to prior accounting standards due to the adoption of this update.
In addition, within our operating leases, where we are lessees, we elected not to separate nonlease components from lease components and instead we account for each separate lease component and the nonlease components associated with that lease component as a single lease component in accordance with Topic 842. We have also elected not to apply the recognition requirements in Topic 842 to short-term leases, being leases lasting less than one year. Instead, we recognize short-term lease payments in our Consolidated Statement of Operations on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.
We recognized an aggregate lease liability of $25 million and a right-of-use asset of $23 million on adoption on January 1, 2019. There was no impact to our opening retained earnings as a result of adopting this update. Prior period amounts are not adjusted and continue to be reported in accordance with the previous guidance in Topic 840.
b) Other accounting standard updates
We additionally adopted the following accounting standard updates in the year which did not have any material impact on our Consolidated Financial Statements and related disclosures:

•	ASU 2018-07 Compensation - Stock compensation (Topic 718)

•	ASU 2018-16 Derivatives and Hedging (Topic 815)
2) Recently issued accounting standards
We have kept abreast of recently issued ASUs by the FASB that we have not yet adopted but which could affect our Consolidated Financial Statements and related disclosures in future periods:
a) ASU 2016-13 - Financial Instruments - Measurement of Credit Losses (Also 2019-04, 2019-05, 2019-10 & 2019-11)
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach to estimate expected lifetime credit losses (CECL model) on financial assets ranging from short term trade accounts receivable to long-term financings and modifies the impairment model for available-for-sale debt securities. In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, which provides additional guidance on the accounting for credit losses. In May 2019, the FASB issued ASU 2019-05, Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief, which provides transition guidance for entities to elect the fair value option of certain financial instruments. The guidance will be effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted only from January 1, 2019. Entities are required to apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as at the beginning of the first reporting period in which the guidance is adopted.
We are in the process of evaluating the impact of this standard update. Financial assets held by us subject to evaluation under the CECL model include our external trade receivables and related party receivables (See Note 31 for details). Our external customers are international oil companies, national oil companies and large independent oil companies with high credit standing and with whom we have had a low incidence of bad debt expense. Therefore we do not expect this guidance to create any significant reserve on our external receivables. We are however expecting to establish an allowance on our loans and trade receivables due from related parties under the new guidance to reflect the current financial position of the counterparties. We estimate that we will record an initial reserve in the range of $75 - $135 million, which will be booked in a credit loss allowance account as an offset to equity. The allowance will be reassessed quarterly with any adjustment to the reserve recorded as credit loss expense in the P&L.

b) ASU 2018-13 Fair Value Measurement - Changes to the Disclosure Requirements for Fair Value Measurement
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The update is intended to improve the effectiveness of disclosures in the notes to financial statements by facilitating clear communication of the US GAAP information requirements that are most important to users of an entity's financial statements. The guidance will be effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. The guidance is expected to result in the following additional disclosures; 1) The changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period; 2) The range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements; 3) For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, a reconciliation from the opening balances to the closing balances for each class of assets and liabilities, except for derivative assets and liabilities, which may be presented net. We continue to evaluate the impact of this standard update on our consolidated financial statements and related disclosures.
c) ASU 2018-14 Compensation - Changes to the Disclosure Requirements for Defined Benefit Plans
In August 2018, the FASB issued ASU 2018-14, Compensation-Retirement Benefits-Defined Benefit Plans-General (Subtopic 715-20): Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans. The update is intended to improve the effectiveness of disclosures in the notes to financial statements by facilitating clear communication of the US GAAP information requirements that are most important to users of an entity's financial statements. The guidance will be effective for annual and interim periods beginning after December 15, 2020, with early adoption permitted. We are in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.
d) ASU 2018-15 Intangibles
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
e) ASU 2018-17 Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities
In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. The update is intended to improve general purpose financial reporting by considering indirect interests held through related parties in common control arrangements on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. The guidance will be effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. We are in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.
f) ASU 2019-08 Compensation - Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606)
In November 2019, the FASB issued ASU 2019-08. The amendments in this Update require that an entity measure and classify share-based payment awards granted to a customer by applying the guidance in Topic 718. The amount recorded as a reduction of the transaction price is required to be measured on the basis of the grant-date fair value of the share-based payment award in accordance with Topic 718, not as a reduction of transaction price at contract inception under ASC 606. The guidance will be effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. We are in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.
g) ASU 2019-12 Income Taxes (Topic 740) - Simplifying the accounting for income taxes
In December 2019, the FASB issued ASU 2019-12. The amendments in this Update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The guidance will be effective for annual and interim periods beginning after December 15, 2020, with early adoption permitted. We are in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.
h) Other accounting standard updates issued by the FASB
As of February 29, 2019, the FASB have issued several further updates not included above. We do not currently expect any of these updates to affect our Consolidated Financial Statements and related disclosures either on transition or in future periods.
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

This is summarized in the below table:

		Percentage
Recipient of Common Shares	Number of shares	Prior to dilution by Primary Structuring Fee and the shares reserved under the Employee Incentive Plan	Prior to dilution by the shares reserved under the Employee Incentive Plan	Fully diluted
Commitment Parties (in exchange for cash paid pursuant to the Investment Agreement) and Equity Rights Offering Subscribers	23,750,000	25.00%	23.75%	21.38%

		Percentage
Recipient of Common Shares	Number of shares	Prior to dilution by Primary Structuring Fee and the shares reserved under the Employee Incentive Plan	Prior to dilution by the shares reserved under the Employee Incentive Plan	Fully diluted
Recipients of Senior Secured Notes (including Commitment Parties and Notes Rights Offering Subscribers)	54,625,000	57.50%	54.63%	49.16%
Holders of General Unsecured Claims	14,250,000	15.00%	14.25%	12.82%
Former Holders of Old Seadrill Limited Equity and Seadrill Limited 510(b) Claimants	1,900,000	2.00%	1.90%	1.71%
Fees to Select Commitment Parties	475,000	0.50%	0.47%	0.43%
All creditors, excluding Primary Structuring Fee	95,000,000	100.00%	95.00%	85.50%
Hemen (on account of Primary Structuring Fee)	5,000,000	-	5.00%	4.50%
Total, prior to dilution by shares reserved under the Employee Incentive Plan	100,000,000	-	100.00%	90.00%
Reserved for the Employee Incentive Plan	11,111,111	-	-	10.00%
Total, fully diluted	111,111,111	-	-	100.00%
Reorganization items
Expenses and income directly associated with the Chapter 11 cases are reported separately in the Consolidated Statement of Operations as "Reorganization items" as required by ASC 852, Reorganizations. This category was used to reflect the net expenses and gains and losses that are the result of the reorganization of the business.
The following table summarizes the components included within reorganization items:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Professional and advisory fees	—	(9)	(187)	(66)
New investor commitment fees	—	—	—	(53)
Loss on Newbuilding global settlement claim	—	—	—	(1,064)
Loss on other pre-petition allowed claims	—	—	—	(3)
Gain on liabilities subject to compromise	—	—	2,958	—
Fresh start valuation adjustments	—	—	(6,142)	—
Write-off of debt issuance costs	—	—	—	(66)
Reversal of credit risk on derivatives	—	—	—	(89)
Interest income on surplus cash invested	—	—	6	4
Total reorganization items, net	—	(9)	(3,365)	(1,337)
i. Advisory and professional fees
Professional and advisory fees incurred for post-petition Chapter 11 expenses. Professional and advisory expenses have been incurred post-emergence but relate to our Chapter 11 filing.
ii. New investor commitment fees
Commitment fee of 5% of the committed funds agreed under the terms of the investment agreement.

iii. Loss on Newbuilding global settlement claim
Under the Bankruptcy Code, the Debtors had the right to reject certain contracts, subject to the approval of the Bankruptcy Court and certain other conditions. Subject to certain exceptions, this rejection relieves the debtor from performing its future obligations under the contract but entitles the counterparty to assert a pre-petition general unsecured claim for damages. As part of the Global Settlement Agreement, it was agreed that the Debtors would reject and terminate the newbuild contracts for the drillships West Dorado, West Libra, West Aquila and West Libra. In return the newbuild shipyards Samsung and DSME received an allowed claim for $1,064 million. In addition to the re-organization expense shown above, we also recorded a non-cash impairment charge against these Newbuild assets of $696 million at December 31, 2017. Refer to Note 19 - Newbuildings for further details.
iv. Gain on liabilities subject to compromise
On emergence from Chapter 11 we settled our liabilities subject to compromise in accordance with the Plan. This includes settlement on our unsecured bonds, Newbuild global settlement claim (see above) and interest rate and cross-currency interest rate swaps. Refer to Note 5 – Fresh Start Accounting for further information.
v. Fresh start valuation adjustments
On emergence from Chapter 11, our assets and liabilities were recorded at fair value in accordance with ASC 852 related to fresh start reporting. The effects of the application of fresh start accounting were applied as of July 2, 2018 and the new basis of our assets and liabilities are reflected in the Consolidated Balance Sheet as of December 31, 2018 (Successor) and the related adjustments thereto were recorded in the Consolidated Statement of Operations in the Predecessor. Refer to Note 5 – Fresh Start Accounting for further information.
vi. Write-off of debt issuance costs
On filing for Chapter 11, $66 million of unamortized debt issuance costs on the impaired secured credit facilities and unsecured bonds were expensed.
vii. Reversal of credit risk on derivatives
The filing for Chapter 11 triggered an event of default under our derivative agreements, and therefore our interest rate and cross-currency interest rate swaps were held at a terminated value. As such, any credit risk adjustment on these arrangements was taken to the Consolidated Statement of Operations.
viii. Interest income on surplus cash invested
Interest income recognized on cash held within entities that had filed for Chapter 11.

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
For further information on fresh start accounting, please refer to the Seadrill Limited Annual Report on Form 20-F for the year ended December 31, 2018.

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

	As of July 1, 2018
(In $ millions)	Predecessor Company	Reorganization Adjustments		Fresh Start Adjustments		Successor Company
ASSETS
Current assets
Cash and cash equivalents	809	790	(a)	—		1,599
Restricted cash	409	169	(a)	—		578
Marketable securities	121	—		—		121
Accounts receivable, net	272	—		—		272
Amount due from related parties - current	181	—		14	(l)	195
Other current assets	247	—		181	(m)	428
Total current assets	2,039	959		195		3,193
Investment in associated companies	1,615	—		(687)	(n)	928
Newbuildings	249	—		(249)	(o)	—
Drilling units	12,531	—		(5,734)	(p)	6,797
Deferred tax assets	8	—		—		8
Equipment	35	—		(6)	(q)	29
Amount due from related parties - non-current	565	—		11	(r)	576
Assets held for sale - non-current	—	—		—		—
Other non-current assets	3	—		95	(s)	98
Total assets	17,045	959		(6,375)		11,629
LIABILITIES AND EQUITY
Current liabilities
Debt due within one year	90	—		(33)	(t)	57
Trade accounts payable	96	17	(b)	—		113
Amounts due to related parties - current	4	4	(c)	—		8
Other current liabilities	229	100	(d)	32	(u)	361
Total current liabilities	419	121		(1)		539
Liabilities subject to compromise	9,050	(9,050)	(e)	—		—
Long-term debt	856	6,292	(f)	(104)	(t)	7,044
Long-term debt due to related parties	294	—		(94)	(v)	200
Deferred tax liabilities	105	—		(6)	(w)	99

	As of July 1, 2018
(In $ millions)	Predecessor Company	Reorganization Adjustments		Fresh Start Adjustments		Successor Company
Other non-current liabilities	57	3	(b)	2	(x)	62
Total non-current liabilities	1,312	6,295		(202)		7,405

Redeemable non-controlling interest	25	—		5	(y)	30

Equity
Predecessor common shares	1,008	(1,008)	(g)	—		—
Predecessor additional paid-in capital	3,316	(3,322)	(g)	—		—
		6	(h)
Predecessor contributed surplus	1,956	(1,956)	(g)	—		—
Predecessor accumulated other comprehensive income	41	—		(41)	(z)	—
Predecessor (loss)/retained earnings	(146)	7,110	(i)	(6,964)	(z)	—
Successor common shares	—	10	(j)	—		10
Successor contributed surplus	—	2,860	(j)	631	(aa)	3,491
Total Shareholders' equity	6,175	3,700		(6,374)		3,501
Non-controlling interest	64	(107)	(k)	197	(bb)	154
Total equity	6,239	3,593		(6,177)		3,655
Total liabilities and equity	17,045	959		(6,375)		11,629

Reorganization Adjustments:

(a)	Adjustments to cash and cash equivalents including the following:

Cash and Cash Equivalents
(In $ millions)
Proceeds from debt commitment (1)	875
Proceeds from equity commitment	200
Payment to newbuild counterparty members	(18)
Amendment consent fees to senior secured creditors	(26)
Funding of the escrow account for Senior Secured Notes collateral	(227)
Payment of closing fees for the debt commitment	(9)
Payment new commitment parties fee	(1)
Payment to the bank coordinating committee	(4)
Change in cash and cash equivalents	790

(1)
Pursuant to the Investment Agreement, on the Effective Date we received cash of $875 million for the issuance of Senior Secured Notes, consisting of $880 million par value notes net of $5 million pre-issuance accrued interest.

Restricted Cash
(In $ millions)
Funding of the escrow account per terms of Senior Secured Notes	227
Payment of post confirmation accrued professional fees in connection with emergence	(31)
Payment of success fees incurred upon emergence	(22)
Distribution from the cash pool to general unsecured claims	(2)
Payment of unsecured creditor committee advisor fees	(3)
Change in restricted cash	169

(b)	Reflects the reinstatement of trade accounts payable and other non-current liabilities included as part of liabilities subject to compromise

(c)	Reflects the reinstatement of amounts due to related party included as part of liabilities subject to compromise.

(d)	Reflects the adjustment to other current liabilities upon emergence:

Other current liabilities upon emergence
(In $ millions)
Success fees accrued upon emergence	28
Undistributed cash pool balance for general unsecured claims on emergence	35
Cash payment made for post confirmation accrued professional fees in connection with emergence	(31)
Reinstatement of other current liabilities as part of liabilities subject to compromise	64
Amendment fees on SFL loans accrued upon emergence	4
Change in other liabilities	100
(e)    Liabilities subject to compromise were settled as follows in accordance with the Plan:

Gain on liabilities subject to compromise
(In $ millions)
Senior undersecured or impaired external debt	5,266
Unsecured bonds	2,334
Newbuild claims	1,064
Accrued interest payable	49
Derivatives previously recorded at fair value	249
Accounts payable and other liabilities	84
Amount due to related party	4
Liabilities subject to compromise	9,050
Less: Distribution from cash pool to holders of general unsecured claims on emergence	(2)
Less: Undistributed cash pool balance for holders of general unsecured claims on emergence	(35)
Less: Payment to newbuild counterparty members	(17)
Less: Fair value of equity issued to holders of general unsecured claims	(498)
Less: Reinstatement of amount due to related party	(4)
Less: Reinstatement of trade accounts payable	(84)
Less: Reinstatement of senior undersecured or impaired external debt	(5,266)
Less: Recognition of adequate protection payments on senior undersecured or impaired external debt	(186)
Gain on settlement of liabilities subject to compromise	2,958

(f)	Increase in long-term debt includes reinstatement of certain liabilities subject to compromise as well as the issuance of Senior Secured Notes. The net increase reflects the following:

(In $ millions)
Reinstated Senior undersecured or impaired external debt	5,266
Recognition of adequate protection payments	186
Lender consent fee	(26)
Total reinstated senior secured credit facilities	5,426
Issuance of Senior Secured Notes	880
Capitalized pre-issuance interest for Senior Secured Notes for 8% paid-in kind	10
Debt issuance cost in related to the issuance of the Senior Secured Notes	(9)
Discount on Senior Secured Notes for the pre-issuance interest paid upon emergence (4% cash interest of $5 million and 8% paid-in kind interest of $10 million)	(15)
Net increase in long-term debt	6,292

(g)	Reflects the cancellation of Predecessor Company common stock, contributed surplus, and additional paid in capital to retained earnings

(h)	Represents the unamortized stock compensation recognized upon cancellation of the Predecessor Company common stock, contributed surplus, and additional paid in capital.

(i)	Reflects the change in predecessor retained (loss)/earnings

(In $ millions)
Gain on settlement of liabilities subject to compromise	2,958
Cancellation of predecessor common stock, contributed surplus, and additional paid in capital	6,286
Recognition of unamortized stock compensation expense upon cancellation of the Predecessor Company common stock, contributed surplus, and additional paid in capital	(6)
Fair value of Successor Common Shares issued upon emergence	(2,176)
Success fees incurred upon emergence	(51)
New Commitment Parties, bank coordinating committee, and unsecured creditor committee advisor fees	(8)
Elimination of NADL and Sevan non-controlling interest	107
Total change in predecessor retained (loss)/earnings	7,110

(j)
Reflects the issuance of 23,750,000 shares of common stock at a per share price of $8.42 in connection with the equity commitment, 55 million shares of common stock with estimated fair value of $35.01 per share issued in connection with the debt commitment, 14 million shares of common stock issued to the holders of general unsecured claims at an estimated fair value of $35.01 per share, 2 million shares of common stock issued to former holders of Predecessor equity at an estimated fair value of $35.01 per share, and 5 million shares of common stock issued for structuring fees to the select commitment parties and Hemen at an estimated fair value of $35.01 per share.

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

(t)
Fair value adjustment to record discount of $188 million on the senior secured credit facilities and Ship Finance loans. This reduction is offset by a $51 million write-off of discounts on the Senior Secured Notes, unamortized debt issuance cost and lender consent fees.

(In $ millions)
As at July 2, 2018	Senior Secured Notes	Senior Secured Credit Facilities	Ship Finance Loans	Total
Carrying value after reorganization adjustments	866	5,636	736	7,238
Adjustments to record debt at fair value:				—
Write-off of unamortized debt issuance costs	9	26	1	36
Write-off of discounts for pre-issuance accrued interest settled upon issuance of Senior Secured Notes (4% cash interest of $5 million and 8% paid-in kind interest of $10 million)	15	—	—	15
Fair value adjustment to record discount on the senior secured credit facilities and Ship Finance Loans	—	(155)	(33)	(188)
Estimated fair value of debt at emergence	890	5,507	704	7,101

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

Note 6 – Segment information

Operating segments

We provide drilling and related services to the offshore oil and gas industry. We have three operating segments:

1.
Floaters: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters;

2.
Jack-up rigs: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to jack-up rigs for operations in harsh and benign environments in shallow waters; and

3.	Other: Operations including management services to third parties and related parties. Income and expenses from these management services are classified under this segment.

Segment results are evaluated on the basis of operating income and the information given below is based on information used for internal management reporting.

Total operating revenue

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Floaters	686	322	482	1,387
Jack-up rigs	362	167	193	617
Other	340	52	37	84
Total	1,388	541	712	2,088

Depreciation

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Floaters	346	190	298	601
Jack-up rigs	80	46	93	197
Total	426	236	391	798

Amortization of intangibles

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Floaters	106	37	—	—
Jack-ups	28	21	—	—
Total	134	58	—	—

Operating profit/(loss) - net loss

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Floaters	(340)	(161)	(446)	(622)
Jack-up Rigs	23	(16)	(167)	(112)
Other	22	2	—	6
Operating loss	(295)	(175)	(613)	(728)
Unallocated items:
Total financial items and other	(966)	(422)	(3,242)	(2,308)
Loss before income taxes	(1,261)	(597)	(3,855)	(3,036)

Drilling assets - Total assets

Total assets by operating segment are as follows:

	Successor	Successor
(In $ millions)	December 31, 2019	December 31, 2018
Floaters	5,297	5,508
Jack-up Rigs	1,104	1,151
Total Drilling Units and Newbuildings	6,401	6,659

Unallocated items:
Investments in Associated companies	389	800
Marketable securities	11	57
Cash and restricted cash	1,357	2,003
Other assets	1,121	1,329
Total	9,279	10,848

Drilling units - Capital expenditures (1)

Capital expenditure by operating segment are as follows:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Floaters	139	74	93	128
Jack-ups	23	24	24	22
Total	162	98	117	150

(1)	The successor periods include additions to equipment

Geographic segment data

Revenues are attributed to geographical segments based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following presents our revenues and fixed assets by geographic area:

Revenues

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Norway	469	117	82	219
Nigeria	198	108	105	193
Brazil	137	91	188	358
Saudi Arabia	130	78	79	159
United States	74	34	30	291
Angola	215	29	100	482
Others (1)	165	84	128	386
Total Revenue	1,388	541	712	2,088

(1)	Other countries represent countries in which we operate that individually had revenues representing less than 10% of total revenues earned for any of the periods presented.

Fixed assets – drilling units (1)

Drilling unit fixed assets by geographic area are as follows:

	Successor	Successor
(In $ millions)	December 31, 2019	December 31, 2018
Norway	1,818	1,326
Malaysia	805	1,070
USA	644	658
Spain	615	875
Brazil	332	688
Others (2)	2,187	2,042
Total	6,401	6,659

(1)	Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.

(2)	Other countries represent countries in which we operate that individually had fixed assets representing less than 10% of total fixed assets for any of the periods presented.
Major customers
In the years ended December 31, 2019, the period from July 2, 2018 through December 31, 2018 (Successor), the period from January 1, 2018 through July 1, 2018 (Predecessor) and the year ended December 31, 2017 (Predecessor), we had the following customers with total revenues greater than 10% in any of the years presented:

	Successor		Predecessor
	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Total	18%	24%	19%	23%
Equinor	16%	7%	5%	4%
Northern Drilling	12%	—%	—%	—%
ConocoPhillips	11%	13%	8%	6%
Saudi Aramco	10%	14%	11%	8%
Petrobras	7%	10%	23%	17%
LLOG	4%	6%	4%	14%
ExxonMobil	—%	—%	10%	7%

Note 7 - Revenue from Contracts with Customers

The following table provides information about receivables, contract assets and contract liabilities from our contracts with customers:

	Successor	Successor
(In $ millions)	December 31, 2019	December 31, 2018
Accounts receivable, net	173	208
Current contract assets (1)	—	1
Non-current contract assets (1)	—	—
Current contract liabilities (deferred revenues) (1)	(20)	(12)
Non-current contract liabilities (deferred revenues) (1)	(9)	(9)

(1)
Current contract assets and liabilities balances are included in “Other current assets” and “Other current liabilities,” respectively in our Consolidated Balance Sheets as of December 31, 2019 (Successor).

Significant changes in the contract assets and the contract liabilities balances during the period from January 1, 2018 through July 1, 2018 (Predecessor) and period from July 2, 2018 through December 31, 2018 (Successor) are as follows:

(In $ millions)	Contract Assets	Contract Liabilities	Net Contract Balances
Net contract liability at January 1, 2018 (Predecessor)	7	(55)	(48)
Amortization of revenue that was included in the beginning contract liability balance	—	25	25
Cash received, excluding amounts recognized as revenue	—	(2)	(2)
Cash received against the beginning contract asset balance	(7)	—	(7)
Contract assets recognized during the period	9	—	9
Net contract liability at July 1, 2018 (Predecessor)	9	(32)	(23)
Fresh start adjustments	—	32	32

Net contract asset at July 2, 2018 (Successor)	9	—	9
Cash received, excluding amounts recognized as revenue	—	(21)	(21)
Cash received against the beginning contract asset balance	(9)	—	(9)
Contract assets recognized during the period	1	—	1
Net contract liability at December 31, 2018 (Successor)	1	(21)	(20)

Significant changes in the contract assets and the contract liabilities balances during the year ended December 31, 2019 (Successor) are as follows:

(In $ millions)	Contract Assets	Contract Liabilities	Net Contract Balances
Net contract liability at January 1, 2019 (Successor)	1	(21)	(20)
Amortization of revenue that was included in the beginning contract liability balance	—	14	14
Cash received, excluding amounts recognized as revenue	—	(22)	(22)
Cash received against the beginning contract asset balance	(1)	—	(1)
Contract assets recognized during the period	—	—	—
Net contract liability at December 31, 2019 (Successor)	—	(29)	(29)

Deferred revenue - The deferred revenue balance of $20 million reported in "Other current liabilities" at December 31, 2019 (Successor) is expected to be realized within the next twelve months and $9 million reported in "Other non-current liabilities" is expected to be realized within the following next twelve months. The deferred revenue included above consists primarily of mobilization and upgrade revenue for both wholly and partially unsatisfied performance obligations as well as expected variable mobilization and upgrade revenue for partially unsatisfied performance obligations, which has been estimated for purposes of allocating across the entire corresponding performance obligations. The amounts are derived from the specific terms within drilling contracts that contain such provisions, and the expected timing for recognition of such revenue is based on the estimated start date and duration of each respective contract based on information known at December 31, 2019. The actual timing of recognition of such amounts may vary due to factors outside of our control.

Note 8 – Other revenues
Other revenues consist of the following:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Related party management fees	109	46	43	110
Other management fees	6	—	—	1
Leasing revenues	1	—	—	—
Amortization of unfavorable contracts	—	—	21	43
Early termination fees	11	—	8	8
Total other revenues	127	46	72	162

Related party revenues
Related party revenues relate to management support and administrative services provided during the year to Seadrill Partners, SeaMex, Northern Drilling and Sonadrill. Refer to Note 31 - Related party transactions for more information.
Other management fees
Revenue from management services provided to third parties.
Leasing revenues
Revenue earned on the charter of the West Castor to Gulfdrill.
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
Early termination fees
The termination fee revenue in the year ended December 31, 2019 relates to the fees recognized for the West Jupiter and West Castor, the period from January 1, 2018 through July 1, 2018 relates to the fees recognized for the West Pegasus and the termination revenue in 2017 relates to the West Hercules.

Note 9 – Other operating items
Other operating items consist of the following:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Impairment of long lived assets (i)	—	—	(414)	(696)
Loss on disposals (ii)	—	—	—	(245)
Other operating income (iii)	39	21	7	27
Total other operating items	39	21	(407)	(914)
i. Impairment of long lived assets
In the year ended December 31, 2017 (Predecessor), as part of the Chapter 11 reorganization, we terminated the newbuild contracts for the drillships West Draco, West Dorado, West Aquila and West Libra and the shipyards, Samsung and DSME, received an allowed claim. As a result, we recorded a $696 million non-cash impairment charge against the newbuild assets for these rigs. We also recorded a reorganization expense of $1,064 million for the allowed claim.
In the period from January 1, 2018 through July 1, 2018 (Predecessor), we determined that the continuing downturn in the offshore drilling market was an indicator of impairment on certain assets. Following an assessment of recoverability, we recorded an impairment charge of $414 million against three of our older rigs.

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
ii. Loss on disposals
There were no loss on asset disposals in the years ended December 31, 2019 (Successor) or 2018 (Successor). There was a loss on disposal for the year ended December 31, 2017 (Predecessor) which comprised the following:

(In $ millions)	Net proceeds/recoverable amount	Book value on disposal	Loss
Sale of West Triton	75	109	(34)
Sale of West Mischief	75	146	(71)
Sale of West Resolute	75	136	(61)
Disposal of Sevan Developer contract	—	75	(75)
Sale of West Rigel	126	128	(2)
Other	—	2	(2)
Total for year ended December 31, 2017 (Predecessor)	351	596	(245)
1) Sale of West Triton, West Mischief and West Resolute
On April 29, 2017 we reached an agreement with Shelf Drilling to sell the West Triton, West Mischief and West Resolute for a total consideration of $225 million. The West Triton and West Resolute were delivered in May 2017, whilst the West Mischief was delivered in September 2017. The sale resulted in a loss on disposal of $166 million.
2) Disposal of Sevan Developer contract
In October 2014, Sevan entered an agreement with Cosco to defer the delivery date of the Sevan Developer for twelve months with four subsequent options to extend the date for further periods of six months, until October 2017. On October 30, 2015, April 15, 2016 and October 15, 2016 three of the options were enacted, with $26.3 million, or 5% of the contract price, plus associated costs, refunded to Sevan on each occasion.
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
3) West Rigel settlement agreement
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

iii. Other operating income

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Loss of hire insurance settlement (a)	10	—	—	—
Receipt of overdue receivable (b)	26	21	—	—
Contingent consideration (c)	—	—	7	27
Settlement with shipyard	3	—	—	—
Total other operating income	39	21	7	27
a) Loss of hire insurance settlement
Settlement of a claim on our loss of hire insurance policy following an incident on the Sevan Louisiana.
b) Receipt of overdue receivable
Receipt of overdue receivables which had not been recognized as an asset as part of fresh start accounting.
c) Contingent consideration
Amounts recognized for contingent consideration from the sales of the West Vela and West Polaris to Seadrill Partners in 2014 and 2015. On emergence from Chapter 11 we recognized receivables equal to the fair value of expected future cash flows under these arrangements and have therefore not recognized further income in the 2018 Successor period and year ended 2019.

Note 10 – Interest expense

Interest expense consists of the following:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Cash and payment-in-kind interest on debt facilities	(440)	(237)	(37)	(286)
Unwind of discount debt	(47)	(24)	—	—
Loan fee amortization	—	—	(1)	(27)
Capitalized interest	—	—	—	28
Interest expense	(487)	(261)	(38)	(285)
1) Cash and payment-in-kind interest on debt facilities
We incur cash and payment-in-kind interest on our debt facilities. This is summarized in the table below.

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Senior credit facilities and unsecured bonds	(327)	(162)	(116)	(320)
Less: adequate protection payments	—	—	104	81
Senior Secured Notes	(66)	(50)	—	—
Debt of consolidated variable interest entities	(47)	(25)	(25)	(47)
Cash and payment-in-kind interest	(440)	(237)	(37)	(286)

We are charged interest on our senior credit facilities at LIBOR plus a margin. For periods after July 2, 2018, this margin increased by one percentage point following the emergence from Chapter 11. There has also been an increase in LIBOR rates, which when combined with the additional post-emergence margin, has led to an increased effective interest rate on our senior credit facilities in the year ended 2019.
During the period we were in Chapter 11 (September 12, 2017 to July 1, 2018), we recorded contractual interest payments against debt held as subject to compromise ("adequate protection payments") as a reduction to debt in the Consolidated Balance Sheet and not as an expense to the Consolidated Statement of Operations. We then expensed the adequate protection payments on emergence from Chapter 11.
On emergence from Chapter 11 we issued $880 million of Senior Secured Notes. We incur 4% cash interest and 8% payment-in-kind interest on these notes. On November 14, 2018 and April 10, 2019 there were two redemptions. After the two redemptions there was a remaining $476 million principal outstanding on the notes, which includes $18 million of accrued payment-in-kind interest on our Senior Secured Notes which was compounded on July 15, 2019 and additional notes were issued.
Our Consolidated Balance Sheet includes approximately $0.6 billion of debt facilities held by subsidiaries of Ship Finance that we consolidate as variable interest entities. Our interest expense includes the interest incurred by these entities on those facilities.
2) Unwind of discount on debt
On emergence from Chapter 11 and application of fresh start accounting, we recorded a discount against our debt to reduce its carrying value to equal its fair value. The debt discount is unwound over the remaining terms of the debt facilities.
3) Loan fee amortization
We amortize loan issuance costs over the expected term of the associated debt facility. We expensed capitalized loan issuance costs for debt subject to compromise when we filed for Chapter 11 on September 12, 2017. No new debt facilities have been entered into since emerging from Chapter 11.
4) Capitalized interest
We capitalize the interest cost incurred to finance Newbuilds. This ceased when we filed for Chapter 11 on September 12, 2017. No Newbuild finance has been entered into since emerging from Chapter 11.

Note 11 – Impairment loss on investments in associated companies
Each reporting period, we are required to consider (i) whether there have been any indicators of ’other than temporary impairment’ (“OTTI”) of our equity method investments and (ii) whether there has been an impairment of investments held at cost less impairment. We record an impairment charge for other-than-temporary declines in fair value when the fair value is not anticipated to recover above the carrying value within a reasonable period after the measurement date, unless there are mitigating factors that indicate impairment may not be required.
We have recognized the following impairments on investments in associated companies:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Impairments of Investment in associated companies and joint ventures (refer to Note 18)
Seadrill Partners - Direct ownership investments	248	—	—	723
Seadrill Partners - Subordinated units	—	—	—	82
Seadrill Partners - Seadrill member interest and IDRs	54	—	—	—
SeaMex Limited	—	—	—	36
Total impairment of investments in associated companies and joint ventures	302	—	—	841

Total impairment of investments	302	—	—	841

Impairment loss recognized for the year ended December 31, 2019 (Successor)
1) Seadrill Partners
Seadrill Partners primary debt finance comes from a $2.6 billion Term Loan B (“TLB”) which comes due for repayment in February 2021 and will need to be refinanced. There has been a decrease in the share price of Seadrill Partners common units since November 2018 which culminated in the common units being suspended from trading on the NYSE in August 2019 as the market capitalization decreased below $15 million for a period of 30 consecutive days. We interpreted this decrease in share price as both (i) an indicator of OTTI for the subordinated units and direct interests and (ii) an impairment indicator for the IDRs.
Having identified an indicator of OTTI, we were required to value our investments in Seadrill Partners to calculate the impairment. At the time of the impairment review, we calculated the fair value of our investments in Seadrill Partners direct interests and IDRs to be $134 million and nil, compared to pre-impairment book values of $382 million and $54 million respectively. As a result, we recorded an impairment charge of $302 million. We have recognized the impairment of these investments within “Loss on impairment of investments” in our Consolidated Statement of Operations for the year ended December 31, 2019.
We valued our investments in the direct interests using an income approach which discounted future free cash flows (“DCF model”). The cash flows were estimated over the remaining useful economic lives of the underlying assets, but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital of between 11.25-12.25%. The DCF model derived an enterprise value of the OPCOs, after which associated debt was subtracted to provide equity values. Our DCF model considered a range of scenarios to reflect different potential refinancing outcomes for Seadrill Partners. The key assumptions used in the DCF were derived from significant unobservable inputs based on our best judgments and assumptions available at the time of performing the impairment test.
The underlying assumptions used to model future rig cash flows used a methodology that examined historical data for each rig, considering the rig’s age, rated water depth and other attributes and then assessed its future marketability considering the current and projected market environment at the time of assessment. Other assumptions, such as operating, maintenance and inspection costs, were estimated using historical data adjusted for known developments and future events that are anticipated by management at the time of the assessment. These assumptions are necessarily subjective and are an inherent part of our asset impairment evaluation, and the use of different assumptions could produce results that differ from those reported.
We valued our IDR investments using an option pricing model. The assumptions used in the model were derived from both observable and unobservable inputs and are based on management’s judgments and assumptions available at the time of performing the impairment test. The method values different tranches in the capital structure in sequence of seniority. We employ significant judgment in developing these estimates and assumptions.
Impairment loss recognized for the year ended December 31, 2017 (Predecessor)
1) Seadrill Partners
In 2017, there was a sustained decrease in the trading price of Seadrill Partners common units, which we determined to be an indicator of other than temporary impairment against our equity method investments in Seadrill Partners. We therefore performed an impairment test at December 31, 2017. The findings of the review were that (i) the carrying value of the subordinated units exceeded the fair value by $82 million, and the carrying value of the direct ownership interests exceeded the fair value by $723 million. We recognized this impairment of the investments within “Loss on impairment of investments” in the Consolidated Statement of Operations.
The fair value of these investments were derived using a DCF model. The estimated future free cash flows associated with the investments were primarily based on expectations around applicable day rates, drilling unit utilization, operating costs, capital and long-term maintenance expenditures, applicable tax rates and industry conditions. The cash flows were estimated over the remaining useful economic lives of the underlying assets but no longer than 30 years in total and discounted using an estimated market participant weighted average cost of capital of 9.75%. The DCF model derived an enterprise value of the investments, after which associated debt was subtracted to provide equity values.
The assumptions used in the DCF model were derived from significant unobservable inputs (representative of level 3 inputs for fair value measurement) and were based on management’s judgments and assumptions available at the time of performing the impairment test. We employed significant judgment in developing these estimates and assumptions.
2) SeaMex Limited - Impairment of investment in Joint Venture
The deteriorating market conditions in the oil and gas industry and supply and demand conditions in the offshore drilling sector in which SeaMex operates was considered to be an indicator of impairment. We determined the length and severity of the deterioration of market conditions to be representative of an other than temporary impairment. As such we measured and recognized an other than temporary impairment of the investment in SeaMex as at December 31, 2017.
The fair value was derived using a DCF model. The estimated future free cash flows associated with the investment were primarily based on expectations around applicable day rates, drilling unit utilization, operating costs, capital and long-term maintenance expenditures and applicable tax rates. The cash flows were estimated over the remaining useful economic lives of the underlying assets but no longer than 30 years in total and discounted using an estimated market participant weighted average cost of capital of 10.25%. The DCF model derived an enterprise value of the investments, after which associated debt was subtracted to provide equity values. The carrying value of the investment was found to exceed the fair value by $36 million. We have recognized this impairment of the investments within "Loss on impairment of investments" in the Consolidated Statement of Operations.

Note 12 – Taxation

Income taxes consist of the following:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Current tax (benefit)/expense:
Bermuda	—	—	—	—
Foreign	22	30	34	56
Deferred tax (benefit)/expense:
Bermuda	—	—	—	—
Foreign	(61)	(22)	(4)	10
Total tax (benefit)/expense	(39)	8	30	66
Effective tax rate	3.1%	(1.3)%	(0.8)%	(2.2)%

The effective tax rate for the year ended December 31, 2019 (Successor), the period from July 2, 2018 through December 31, 2018 (Successor) and the period from January 1, 2018 through July 1, 2018 (Predecessor) was 3.1%, (1.3)% and (0.8)% respectively. For the year ended December 31, 2017 (Predecessor) the rate was (2.2)%.

We are incorporated in Bermuda, where a tax exemption has been granted until 2035. Other jurisdictions in which we and our subsidiaries operate are taxable based on rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, we may pay tax within some jurisdictions even though it might have losses in others.

The income taxes for the year ended December 31, 2019 (Successor), the period from July 2, 2018 through December 31, 2018 (Successor), the period from January 1, 2018 through July 1, 2018 (Predecessor) and the year ended December 31, 2017 (Predecessor) differed from the amount computed by applying the Bermudan statutory income tax rate of 0% as follows:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Income taxes at statutory rate	—	—	—	—
Effect of change on unrecognized tax benefits	(6)	49	12	(5)
Effect of unremitted earnings of subsidiaries	(17)	(10)	—	3
Effect of taxable income in various countries	(16)	(31)	18	68
Total tax (benefit)/expense	(39)	8	30	66

Deferred income taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets/(liabilities) consist of the following:

Deferred tax assets:

	Successor	Successor
(In $ millions)	December 31, 2019	December 31, 2018
Pensions and stock options	2	4
Provisions	30	28
Net operating losses carried forward	259	263
Gross deferred tax assets	291	295
Valuation allowance	(255)	(254)
Deferred tax assets, net of valuation allowance	36	41

Deferred tax liabilities:

	Successor	Successor
(In $ millions)	December 31, 2019	December 31, 2018
Property, plant and equipment	30	49
Unremitted Earnings of Subsidiaries	10	27
Intangibles	4	34
Gross deferred tax liabilities	44	110
Net deferred tax liability	(8)	(69)

As at December 31, 2019 (Successor), deferred tax assets related to net operating loss (“NOL”) carry forwards was $259 million (December 31, 2018 (Successor): $263 million), which can be used to offset future taxable income. NOL carry forwards which were generated in various jurisdictions, include $249 million (December 31, 2018 (Successor): $257 million) that will not expire and $10 million (December 31, 2018 (Successor): $6 million) that will expire between 2021 and 2039 if unutilized.

As at December 31, 2019 (Successor), deferred tax liability related to intangibles from the application of fresh start accounting was $4 million (December 31, 2018 (Successor): $34 million).

We establish a valuation allowance for deferred tax assets when it is more likely than not that the benefit from the deferred tax asset will not be realized. The amount of deferred tax assets considered realizable could increase or decrease in the near-term if our estimates of future taxable income change. Our valuation allowance consists of $259 million on NOL carry forwards as at December 31, 2019 (Successor) (December 31, 2018 (Successor): $242 million).

Uncertain tax positions

As at December 31, 2019 (Successor), we had a total amount of unrecognized tax benefits of $89 million excluding interest and penalties of which $65 million was included in other non-current liabilities, and $24 million was presented as a reduction of deferred tax assets. The changes to our balance related to unrecognized tax benefits were as follows:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Balance at the beginning of the period	132	61	55	44
Increases as a result of positions taken in prior periods	8	69	7	23
Increases as a result of positions taken during the current period	29	18	1	—
Decreases as a result of positions taken in prior periods	(34)	(9)	(2)	(9)
Decreases as a result of positions taken in the current period	—	—	—	—
Decreases due to settlements	(46)	(7)	—	(3)
Balance at the end of the period	89	132	61	55

Accrued interest and penalties totaled $18 million and $26 million as of December 31, 2019 (Successor) and December 31, 2018 (Successor) respectively and were included in "Other liabilities" on our Consolidated Balance Sheets. We recognized expenses of $7 million, $11 million and $3 million during the year ended December 31, 2019 (Successor), the period from July 2, 2018 through December 31, 2018 (Successor) and the period from January 1, 2018 through July 1, 2018 (Predecessor), respectively ($10 million expense recognized in the year ended December 31, 2017 (Predecessor)), related to interest and penalties for unrecognized tax benefits on the income tax expense line in the accompanying Consolidated Statement of Operations.
As of December 31, 2019 (Successor), $83 million of our unrecognized tax benefits, including penalties and interest, would have a favorable impact to the Company’s effective tax rate if recognized.
The decrease in our unrecognized tax benefits was primarily related to recognizing the U.S. position following a guidance from the U.S. Department of Treasury. The liability for the U.S. unrecognized tax benefit was originally recorded in the fourth quarter of 2018.

Tax returns and open years

We are subject to taxation in various jurisdictions. Tax authorities in certain jurisdictions examine our tax returns and some have issued assessments. We are defending our tax positions in those jurisdictions.

The Brazilian tax authorities have issued a series of assessments with respect to our returns for certain years up to 2012 for an aggregate amount equivalent to $161 million including interest and penalties. The relevant group companies are robustly contesting these assessments including filing relevant appeals. An adverse outcome on these proposed assessments could result in a material adverse impact on our Consolidated Balance Sheets, Statements of Operations or Cash Flows. During the year ended December 31, 2019, the Company posted approximately $83 million collateral with a financial institution in order to continue the appeal against certain tax years. The collateral is included in "Restricted Cash" on our Consolidated Balance Sheets.

The Nigerian tax authorities have issued a series of claims and assessments both directly and lodged through the Chapter 11 process with respect to returns for subsidiaries for certain years up to 2016 for an aggregate amount equivalent to $171 million. The relevant group companies are robustly contesting these assessments including filing relevant appeals in Nigeria and it is also intended that one or more formal objections against these claims for distribution purposes will be filed in the U.S. court. An adverse outcome on these proposed assessments could result in a material adverse impact on our Consolidated Balance Sheets, Statements of Operations or Cash Flows.

The following table summarizes the earliest tax years that remain subject to examination by other major taxable jurisdictions in which we operate.

Jurisdiction	Earliest Open Year
Angola	2015
Nigeria	2014
United States	2016
Norway	2015
Brazil	2008

Note 13 – Loss per share
The computation of basic loss per share (“LPS”) is based on the weighted average number of shares outstanding during the period. Diluted LPS includes the effect of the assumed conversion of potentially dilutive instruments.
The components of the numerator for the calculation of basic and diluted LPS are as follows:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Net loss attributable to the parent	(1,219)	(602)	(3,881)	(2,973)
Less: Allocation to participating securities	—	—	—	—
Net loss available to stockholders	(1,219)	(602)	(3,881)	(2,973)
Effect of dilution	—	—	—	—
Diluted net loss available to stockholders	(1,219)	(602)	(3,881)	(2,973)

The components of the denominator for the calculation of basic and diluted LPS are as follows:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Basic loss per share:
Weighted average number of common shares outstanding	100	100	504	505
Diluted loss per share:
Effect of dilution	—	—	—	—
Weighted average number of common shares outstanding adjusted for the effects of dilution	100	100	504	505
The basic and diluted loss per share are as follows:

	Successor		Predecessor
(In $)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Basic loss per share	(12.18)	(6.02)	(7.71)	(5.89)
Diluted loss per share	(12.18)	(6.02)	(7.71)	(5.89)

Note 14 – Restricted cash

Restricted cash consists of the following:

	Successor	Successor
(In $ millions)	December 31, 2019	December 31, 2018
Accounts pledged as collateral for Senior Secured Notes (1)	24	328
Accounts pledged as collateral for performance bonds and similar guarantees	104	101
Demand deposit pledged as collateral for tax related guarantee (2)	83	—
Other	31	32
Total restricted cash	242	461

(1)
The balance as at December 31, 2018 was used to repurchase Senior Secured Notes on April 10, 2019 (see Note 22 - Debt for further details). In 2019, Seabras Sapura repaid $24 million of related party and shareholder loans, with the cash proceeds held in escrow against a future redemption of Senior Secured Notes. This is held as non-current within the Consolidated Balance Sheet.

(2)
We placed a total of 330 million Brazilian Reais of collateral with BTG Bank under a letter of credit agreement. This related to long-running tax disputes which are currently being litigated through the Brazilian courts. This is held as non-current within the Consolidated Balance Sheet.

Restricted cash is presented in our Consolidated Balance Sheets as follows:

	Successor	Successor
(In $ millions)	December 31, 2019	December 31, 2018
Current restricted cash	135	461
Non-current restricted cash	107	—
Total restricted cash	242	461

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
The below table shows the carrying value of our investments in marketable securities for periods presented in this report.

	Successor	Successor
(In $ millions)	December 31, 2019	December 31, 2018
Seadrill Partners - Common units	2	45
Archer	9	12
Total marketable securities	11	57
The below table shows the gain and losses recognized through net income for the periods presented in this report since the adoption of ASU 2016-01.

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Seadrill Partners - Common Units - unrealized loss on marketable securities	(43)	(45)	(5)
Archer - unrealized (loss)/gain on marketable securities	(3)	(19)	2
Total unrealized loss on marketable securities	(46)	(64)	(3)
The below table shows the gain and losses recognized through other comprehensive income for the periods presented in this report before the adoption of ASU 2016-01.

Predecessor
(In $ millions)	Year ended December 31, 2017
Seadrill Partners - Common Units - unrealized loss on marketable securities	(14)
Archer - unrealized gain on marketable securities	28
Total unrealized gain on marketable securities	14
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
For periods before we adopted ASU 2016-01, we reviewed our marketable securities for other-than-temporary impairment at each reporting date. However, there were no impairments recorded against our investments in marketable securities during any of the periods presented.

Note 16 – Accounts receivable
Accounts receivables are held at their nominal amount less an allowance for doubtful accounts. Doubtful accounts are recognized when it is unlikely that required payments of specific amounts will occur as a result of the financial condition of the customer. As at December 31, 2019 (Successor) we had no allowances for doubtful accounts netted against our accounts receivable (December 31, 2018 (Successor): nil).
The below table sets out the bad debt expense incurred for the periods presented in this report.

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Bad debt expense	—	—	48	—
Total bad debt expense	—	—	48	—
In November 2018 and January 2019, we recovered a total of $47 million from a $48 million overdue receivable that was fully provided against in the Predecessor company. This was recognized as other operating income in our 2018 and 2019 Successor periods.

Note 17 – Other assets
As at December 31, 2019 and 2018 (Successor), other assets included the following:

	Successor	Successor
(In $ millions)	As at December 31, 2019	As at December 31, 2018
Favorable drilling and management services contracts	33	186
Taxes receivable	38	50
Prepaid expenses	33	32
Right of use asset	35	—
Reimbursable amounts due from customers (1)	21	10
Deferred contract costs	12	15
Derivative asset - interest rate cap (2)	3	39
Insurance receivable (3)	14	1
Other	28	25
Total other assets	217	358
(1) Includes related party balances of $5 million from Northern Drilling. For further information refer to Note 31 - Related party transactions.
(2) Refer to Note 32 - Financial instruments and risk management.
(3) In January 2019, there was a loss incident on the Sevan Louisiana related to a malfunction of its subsea equipment. As of December 31, 2019, we have incurred $19 million of costs to repair the equipment, of which $4 million has been recovered and an additional $14 million will be recoverable under our physical damage insurance.

Other assets are presented in our Consolidated Balance Sheets as follows:

	Successor	Successor
(In $ millions)	As at December 31, 2019	As at December 31, 2018
Other current assets	158	322
Other non-current assets	59	36
Total other assets	217	358

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
The gross carrying amounts and accumulated amortization included in 'Other current assets' and 'Other non-current assets' for favorable contracts in the Consolidated Balance Sheet are as follows:

	As at December 31, 2019			As at December 31, 2018
(In $ millions)	Gross Carrying Amount	Accumulated amortization	Net carrying amount	Gross Carrying Amount	Accumulated amortization	Net carrying amount
Favorable contracts
Balance at beginning of period	287	(101)	186	287	—	287
Amortization of favorable contracts	—	(153)	(153)	—	(101)	(101)
Balance at end of period	287	(254)	33	287	(101)	186
The amortization is recognized in the Consolidated Statements of Operations under "Amortization of intangibles". The weighted average remaining amortization period for the favorable contracts is 20 years, 6 months.
The table below shows the amounts relating to favorable contracts that is expected to be amortized over the following periods:

	Period ended December 31,
(In $ millions)	2020	2021	2022	2023	2024 and after	Total
Amortization of favorable contracts	2	2	2	2	25	33

Note 18 – Investment in associated companies
We have the following investments in associated companies:

	Successor	Successor
Ownership percentage	December 31, 2019	December 31, 2018
Seadrill Partners and Seadrill Partner subsidiaries ("SDLP investments") (a) (b)	(a)	(a)
Seabras Sapura (b)	50.0%	50.0%
SeaMex Ltd. ("SeaMex") (b)	50.0%	50.0%
Sonadrill (b)	50.0%	—%
Gulfdrill (b)	50.0%	—%

(a)	Refer to the Seadrill Partners subsidiaries paragraph below for additional information.

(b)	For transactions with related parties refer to Note 31 - Related party transactions.
Seadrill Partners
Seadrill Partners investments consist of the following:
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

(b) Direct ownership interests - All of our direct ownership interests in subsidiaries of Seadrill Partners are accounted for under the equity method. We deem these investments to represent significant influence over the investees through their voting rights and by virtue of Seadrill’s representation on the Board of Seadrill Partners. We hold ownership interests in the following entities controlled by Seadrill Partners as at December 31, 2019:

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
We additionally hold an investment in the common units of Seadrill Partners, which are classified as marketable securities on our Consolidated Balance Sheet. Refer to Note 15 - Marketable Securities for further information.
Seabras Sapura
Seabras Sapura is 50% owned by Sapura Energy, and 50% owned by Seadrill. We account for our 50% investment in Seabras Sapura under the equity method.
SeaMex
We own a 50% equity interest in SeaMex. The remaining 50% is owned by Fintech. We account for our 50% investment in the joint venture under the equity method.
Sonadrill
We own a 50% equity interest in Sonadrill. The remaining 50% is owned by Sonangol E.P. We account for our 50% investment in the joint venture under the equity method.
Gulfdrill
We own 50% equity interest in Gulfdrill. The remaining 50% is owned by Gulf Drilling International. Gulfdrill is a joint venture that will manage and operate five premium jack-ups in Qatar with Qatargas.
Fresh start accounting
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

Share in results from associated companies
Our share in results of our associated companies (net of tax) were as follows:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Seadrill Partners - Direct ownership interests	(107)	(82)	77	82
Seadrill Partners - Subordinated units	(17)	(20)	22	22
Seabras Sapura	29	24	46	80
SeaMex	(19)	(12)	4	—
Sonadrill	(1)	—	—	—
Archer	—	—	—	(10)
Total share in results from associated companies (net of tax)	(115)	(90)	149	174

Summary of Consolidated Statements of Operations for our equity method investees
The results of the Direct ownership interests in the SDLP companies and our share in those results (net of tax) were as follows:

SDLP	Successor		Predecessor
(in $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Operating revenues	750	426	612	1,128
Net operating income	51	100	257	464
Net income	(187)	(127)	201	235

Net (loss)/income allocated to SDLP direct ownership interests	(92)	(59)	77	93
Amortization of basis differences	(15)	(23)	—	(11)
Share in results of SDLP direct investments (net of tax)	(107)	(82)	77	82

Net (loss)/income allocated to SDLP subordinated units	(17)	(15)	22	24
Amortization of basis differences	—	(5)	—	(2)
Share in results of SDLP subordinated units (net of tax)	(17)	(20)	22	22
The results of the Seabras Sapura companies and our share in those results (net of tax) were as follows:

Seabras Sapura	Successor		Predecessor
(in $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Operating revenues	434	232	241	487
Net operating income	198	124	125	244
Net income	113	88	92	160

Seadrill ownership percentage	50%	50%	50%	50%
Share of net income	57	44	46	80

Amortization of basis differences	(28)	(20)	—	—
Share in results from Seabras Sapura (net of tax)	29	24	46	80

The results of the SeaMex companies and our share in those results (net of tax) were as follows:

SeaMex	Successor		Predecessor
(in $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Operating revenues	232	118	121	239
Net operating income	70	40	40	80
Net income	18	4	7	—

Seadrill ownership percentage	50%	50%	50%	50%
Share of net income	9	2	4	—

Amortization of basis differences	(28)	(14)	—	—
Share in results from SeaMex (net of tax)	(19)	(12)	4	—

The results of the Sonadrill companies and our share in those results (net of tax) were as follows:

Sonadrill	Successor		Predecessor
(in $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Operating revenues	22	—	—	—
Net operating income	(1)	—	—	—
Net income	(2)	—	—	—

Seadrill ownership percentage	50%	—%	—%	—%
Share of net income	(1)	—	—	—

Share in results from Sonadrill (net of tax)	(1)	—	—	—

Book value of our investments in associated companies
At the year end, the book values of our investments in our associated companies were as follows:

	Successor	Successor
(In $ millions)	December 31, 2019	December 31, 2018
Seadrill Partners - Direct ownership interest	122	479
Seadrill Partners - Subordinated units	—	17
Seadrill Partners - IDRs	—	54
Seabras Sapura	98	77
Seabras Sapura Holding GmbH - shareholder loans held as equity	123	132
SeaMex Ltd	22	41
Sonadrill	24	—
Total	389	800
Quoted market prices for all of our investments are not available.

Summarized Consolidated Balance sheets for our equity method investees
The summarized balance sheets of the directly owned SDLP companies and our share of recorded equity in those companies was as follows:

SDLP	Successor	Successor
(in $ millions)	December 31, 2019	December 31, 2018
Current assets	833	1,110
Non-current assets	4,847	5,076
Current liabilities	(533)	(433)
Non-current liabilities	(2,623)	(3,039)
Net Assets	2,524	2,714

Seadrill share of book equity	1,305	1,399
Basis difference allocated to rigs (2)	(1,220)	(1,019)
Basis difference allocated to contracts (2)	37	99
SDLP book equity allocated to direct investments	122	479

SDLP book equity allocated to subordinated units (1)	—	17

(1)
Seadrill Partners subordinated units have a lock-up period during which they have subordinated liquidation and dividend rights. On application of fresh start accounting the units were valued with reference to the market price of common units and adjusted for a discount for lack of marketability (because of the subordination period). The value of the subordinated units on application of fresh start accounting was $37 million. Since application of fresh start accounting we allocated a share of the net loss incurred by Seadrill Partners to the subordinated units using a Hypothetical Liquidation at Book Value methodology. We allocated a net loss of $20 million for the period from July 2, 2018 through December 31, 2018. After allocating this loss the remaining balance of the investment in subordinated units at December 31, 2018 was $17 million. We allocated a further net loss of $17 million for the year ended December 31, 2019. After allocating this loss the remaining balance of the investment in subordinated units was nil.

(2)
In September 2019, an impairment of $302 million was recognized against the Seadrill Partners direct ownership interests and IDRs in the Consolidated Statements of Operations within "Loss on impairment of investments" (December 31, 2018 (Successor), nil). See Note 11 – Impairment loss on investments in associated companies.

The summarized balance sheets of the Seabras Sapura companies and our share of recorded equity in those companies was as follows:

Seabras Sapura	Successor	Successor
(in $ millions)	December 31, 2019	December 31, 2018
Current assets	195	255
Non-current assets	1,495	1,567
Current liabilities	(510)	(599)
Non-current liabilities	(504)	(637)
Net Assets	676	586
Seadrill ownership percentage	50%	50%
Seadrill share of book equity	338	293

Shareholder loans held as equity (1)	123	132
Basis difference allocated to rigs	(369)	(394)
Basis difference allocated to contracts	129	178
Total adjustments	(117)	(84)
Book value of Seadrill investment	221	209
(1) In September 2019, Seabras Sapura repaid $9 million of shareholder loans, with the cash proceeds held in escrow against a future redemption of Senior Secured Notes.

The summarized balance sheets of the SeaMex companies and our share of recorded equity in those companies was as follows:

SeaMex	Successor	Successor
(in $ millions)	December 31, 2019	December 31, 2018
Current assets	260	253
Non-current assets	939	977
Current liabilities	(141)	(149)
Non-current liabilities	(586)	(627)
Net Assets	472	454
Seadrill ownership percentage	50%	50%
Seadrill share of book equity	236	227

Basis difference allocated to rigs	(341)	(357)
Basis difference allocated to contracts	127	171
Total adjustments	(214)	(186)

Book value of Seadrill investment	22	41

The summarized balance sheets of the Sonadrill companies and our share of recorded equity in those companies was as follows:

Sonadrill	Successor	Successor
(in $ millions)	December 31, 2019	December 31, 2018
Current assets	57	—
Non-current assets	—	—
Current liabilities	(9)	—
Non-current liabilities	—	—
Net Assets	48	—
Seadrill ownership percentage	50%	—%
Seadrill share of book equity	24	—

Book value of Seadrill investment	24	—

Note 19 – Newbuildings
Changes in drilling units for the periods presented in this report were as follows:

(In $ millions)
Opening balance as at January 1, 2018 (Predecessor)	248
Additions	1
Closing balance as at July 1, 2018 (Predecessor)	249
Fresh Start adjustments	(249)

Balance as at July 2, 2018, December 31, 2018 and December 31, 2019 (Successor)	—

On emergence from Chapter 11, the carrying values of our newbuilds were adjusted to fair value. The loss was recognized in the Consolidated Statement of Operations under the heading "Reorganization items".

Note 20 – Drilling units
Changes in drilling units for the periods presented in this report were as follows:

(In $ millions)	Cost	Accumulated depreciation	Net book value
Opening balance as at January 1, 2018 (Predecessor)	17,335	(4,119)	13,216
Additions	117	—	117
Depreciation	—	(388)	(388)
Impairment	(414)	—	(414)
Closing balance as at July 1, 2018 (Predecessor)	17,038	(4,507)	12,531
Fresh Start adjustments	(10,241)	4,507	(5,734)

Opening balance as at July 2, 2018 (Successor)	6,797	—	6,797
Additions	93	—	93
Depreciation	—	(231)	(231)
Closing balance as at December 31, 2018 (Successor)	6,890	(231)	6,659
Additions	158	—	158
Depreciation	—	(416)	(416)
Closing balance as at December 31, 2019 (Successor)	7,048	(647)	6,401
We recognized an impairment expense of $414 million which was classified within "Loss on impairment of long-lived assets" on our Consolidated Statement of Operations for the period from January 1, 2018 through July 1, 2018 (Predecessor). Please refer to Note 9- Other operating items for further information.
On emergence from Chapter 11, the carrying values of our drilling units were adjusted to fair value and the accumulated depreciation of each asset was reset to nil. The loss of $5,734 million was recognized in the Consolidated Statement of Operations under the heading "Reorganization items".
As at December 31, 2019, as part of the joint venture with Gulfdrill, we have leased the West Castor to Gulfdrill. The net book value of the West Castor was $53 million split between $72 million cost offset by $19 million accumulated depreciation. Refer to Note 24 - Leases for further information.

Note 21 – Equipment

Equipment consists of office equipment, software, furniture and fittings. Changes in equipment balances for the periods presented in this report were as follows:

(In $ millions)	Cost	Accumulated depreciation	Net book value
Opening balance as at January 1, 2018 (Predecessor)	84	(55)	29
Additions	9	—	9
Depreciation	—	(3)	(3)
Closing balance as at July 1, 2018 (Predecessor)	93	(58)	35
Fresh Start adjustments	(64)	58	(6)

Opening balance as at July 2, 2018 (Successor)	29	—	29
Additions	5	—	5
Depreciation	—	(5)	(5)
Closing balance as at December 31, 2018 (Successor)	34	(5)	29
Additions	4	—	4
Depreciation	—	(10)	(10)
Closing balance as at December 31, 2019 (Successor)	38	(15)	23

On emergence from Chapter 11, the carrying value of our equipment was adjusted to fair value and the accumulated depreciation of each asset was reset to nil. The loss of $6 million was recognized in the Consolidated Statement of Operations under the heading "Reorganization items".

Note 22 – Debt
As at December 31, 2019 (Successor) and 2018 (Successor), we had the following liabilities for third party debt agreements:

	Successor	Successor
(In $ millions)	December 31, 2019	December 31, 2018
Secured credit facilities	5,662	5,662
Senior Secured Notes	476	769
Credit facilities contained within variable interest entities	621	655
Total debt principal	6,759	7,086
Less: debt discount and fees	(136)	(172)
Carrying value	6,623	6,914
This was presented in our Consolidated Balance Sheet as follows.

	Successor	Successor
(In $ millions)	December 31, 2019	December 31, 2018
Debt due within one year	343	33
Long-term debt	6,280	6,881
Total debt principal	6,623	6,914

In the next sections we cover key terms of our debt facilities at December 31, 2019:
Secured Credit Facilities
We have summarized the key terms of our secured credit facilities as at December 31, 2019 in the table below:

Facility name	Maturity	Repayments before maturity ($m)	Final Repayment (3) ($m)	Total ($m)	Margin on LIBOR floating interest (2)	Collateral vessels	Book value of collateral vessels ($m)	Notes
$400 million facility	4Q 2022	47	88	135	3.50%	West Cressida West Callisto West Leda	150
$2,000 million facility	1Q 2023	248	660	908	3.00%	West Alpha West Venture West Phoenix West Navigator West Epsilon West Elara	732
$440 million facility	3Q 2023	23	41	64	4.25%	West Telesto	58
$1,450 million facility	4Q 2023	88	235	323	3.35%-4.00%	West Tellus	332	(2)
$360 million facility	4Q 2023	73	137	210	3.75%	AOD I AOD II AOD III	191	(1)
$300 million facility	1Q 2024	48	96	144	4.00%	West Tucana West Castor	107
$1,750 million facility	1Q 2024	299	576	875	3.50%-3.90%	Sevan Driller Sevan Brasil Sevan Louisiana	865	(2)
$450 million facility	2Q 2024	54	211	265	3.50%	West Eminence	275
$1,500 million facility	4Q 2024	355	770	1,125	2.70%-4.78%	West Saturn West Neptune West Jupiter	1,020	(2)
$1,350 million facility	4Q 2024	351	594	945	3.00%	West Pegasus West Gemini West Orion	895
$950 million facility	4Q 2024	198	368	566	3.00%-4.42%	West Eclipse West Carina	648	(2)
$450 million facility (2015)	4Q 2024	63	39	102	3.85%	West Freedom West Vigilant West Prospero West Ariel	176
Total secured credit facilities				5,662

(1)	The facility is held by AOD, by which we hold a 67% ownership.

(2)	Certain debt facilities are split into different tranches set at different margins. Under the ACE facility the margin is 5.5%.

(3)
The final repayment shown in the above table includes balloon amount due on maturity and one quarters worth of amortization payments deferred in the fourth quarter of 2019 under the ACE facility amounting to $63 million. We have the ability to defer a further $437 million of amortization payments that would otherwise fall due between June 2020 and March 2021 through future use of the ACE facility.

Senior Secured Notes
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
Per the terms of the Senior Secured Notes, we were required to redeem a proportion of the principal and interest outstanding on the notes using our share of the West Rigel sale proceeds. We received $126 million proceeds from the sale of the West Rigel on May 9, 2018 and used this to make a mandatory redemption of $121 million of principal and $5 million of accrued interest on November 1, 2018.

We were also required to make an offer to repurchase a proportion of the Senior Secured Notes using proceeds from a deferred consideration arrangement relating to the sale of our tender rig business to Sapura Energy in 2013. We made an offer to purchase up to $56 million of the Senior Secured Notes on October 10, 2018. On expiry of the offer, $0.1 million in aggregate principal amount of the notes were validly tendered. We accepted and made payment for the tendered notes on November 14, 2018.
On April 10, 2019, we repurchased $311 million of our principal Senior Secured Notes for $342 million. The $31 million additional cash paid represents the 7% purchase premium and settlement of accrued payment-in-kind and cash interest.
After the two redemptions, there was a remaining $476 million principal outstanding on the notes.
The Senior Secured Notes are secured by, among other things, our investments in Seadrill Partners, SeaMex and Seabras Sapura. Refer to Note 18 - Investment in associated companies for further information.

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
The terms of these facilities are set out in the below table:

Facility Name	Maturity	Repayments before maturity ($m)	Final Repayment ($m)	Total ($m)	Margin on LIBOR floating interest	Collateral vessels	Book value of collateral vessels ($m)
$390 million facility	4Q 2022	43	144	187	Margin not disclosed	West Taurus	271
$375 million facility	2Q 2023	53	149	202	Margin not disclosed	West Hercules	322
$475 million facility	2Q 2023	52	180	232	Margin not disclosed	West Linus	191
Total credit facilities within VIEs				621

Debt maturities
The outstanding debt as at December 31, 2019 is repayable as follows:

(In $ millions)	December 31, 2019
2020	343
2021	569
2022	984
2023	1,774
2024	2,613
2025 and thereafter	476
Total debt principal	6,759

Covenants and restrictions contained in our debt facilities
We have provided a summary of the main financial covenants contained within our debt facilities below:
The below financial covenants contained in our credit facilities post emergence are measured at the RigCo group level. Details of the levels which are required to be maintained under the credit facilities are as follows:

•
Aggregated minimum liquidity requirement for the Group: In summary, and as more particularly set out in the credit facilities, to maintain cash and cash equivalents of at least $525 million within the Group at any time during the period from and including the Effective Date to and including 31 December 2018; and $400 million at any time during the period from and including 1 January 2019 to the final maturity date of the credit facilities. Breach of this covenant leads to an event of default.

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

•
Debt service coverage ratio: in summary to maintain a ratio of EBITDA to debt services (being all finance charges and principal, as more particularly set out in the credit facilities) equal to or greater than 1:1 (which will be tested on each financial quarter commencing with the financial quarter ending on March 31, 2022 until the final maturity date of the credit facilities).

For the periods ended March 31, 2021, June 30, 2021, September 30, 2021 and December 31, 2021 a margin increase of 0.25% per quarter, which is capped at 1%, will be enacted if:

•	Debt service coverage ratio is less than 0.8:1 in respect of the applicable period; and/or

•	Net leverage ratio is greater than:

Twelve months ended	Net leverage ratio
March 31, 2021	7.3x
June 30, 2021	6.6x
September 30, 2021	6.2x
December 31, 2021	5.8x

In addition to the above there are various non-financial covenants.

The covenants included in the Senior Secured Notes agreements limit our ability to:

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

Since the fourth quarter of 2019, we have been engaged in discussions with our secured lenders regarding potential amendments to our credit facilities to provide operational flexibility and additional near-term liquidity by, among other things, converting certain interest payments under our credit facilities to payment-in-kind (“PIK”) interest and deferring certain scheduled amortization payments (or increasing the aggregate amount of such payments that may be converted to loans payable at the final scheduled maturity date of the relevant facility pursuant to the amortization conversion election provisions contained in the facility agreements). Our debt service is anticipated to be primarily comprised of interest through at least Q1 2021 because our facility agreements contain certain provisions that allow us to elect to defer and convert up to $500 million in the aggregate of scheduled amortization payments under certain of our credit facilities. We have already elected to use a portion of this capacity with respect to the first scheduled amortization installments under our credit facilities occurring in Q1 2020. We intend to continue exercising this option for each subsequent scheduled amortization payment date until such capacity is fully utilized; however, we cannot guarantee that we will be able to satisfy the conditions set forth in the facility agreements in order to be able to do so. We have also requested that our lenders consent to an extension of the periods before which we are required to comply with the net leverage and debt service coverage financial covenants in our facility agreements because we currently anticipate that we will not be able to meet these requirements when such covenants begin to be tested at the end of Q1 2021. If we are unable to comply with the net leverage and debt service coverage covenants in our debt agreements between Q1 2021 and Q4 2021, this will lead to an interest margin increase of up to 100 bps in the form of PIK interest; however, this does not constitute an event of default. Thereafter, if we are unable to comply with any of these restrictions and covenants, and we are unable to obtain a waiver or amendment from our lenders for such non-compliance, a default could occur under the terms of those debt agreements. We have also forecasted that we will not be able to meet the requirements under our ongoing liquidity financial covenant contained in the facility agreements during certain periods occurring after the twelve-month period following the date of this report. If our amendment requests for certain liquidity enhancing measures are not successful, including with respect to the conversion of certain interest payments to PIK and the deferral of certain scheduled amortization payments then there is an increased risk that we will breach these liquidly requirements sooner than currently anticipated after such twelve-month period following the date of this report. Failure to comply with such liquidity requirements could result in a default under the terms of our facility agreements if we are unable to obtain a waiver or amendment from our lenders for such non-compliance.
Although lender discussions are well advanced and significant progress has been made, until such time as an agreement is reached, uncertainty remains and therefore we are also preparing certain contingency plans. The Company's business operations remain unaffected by these amendment negotiations and related contingency planning efforts, and the Company expects to meet its ongoing customer and business counterparty obligations as they become due.

Note 23 – Other liabilities
As at December 31, 2019 and 2018 (Successor), other liabilities included the following:

	Successor	Successor
(In $ millions)	As at December 31, 2019	As at December 31, 2018
Taxes payable	33	42
Contract liabilities	29	21
Unfavorable drilling contracts	8	27
Employee withheld taxes, social security and vacation payments	51	40
Accrued interest expense	40	61
Accrued expenses	137	107
Lease liabilities	36	—
Uncertain tax provisions	83	100
Other liabilities	33	33
Total Other Liabilities	450	431
Other liabilities are presented in our Consolidated Balance Sheet as follows:

	Successor	Successor
(In $ millions)	As at December 31, 2019	As at December 31, 2018
Other current liabilities	322	310
Other non-current liabilities	128	121
Total Other Liabilities	450	431
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
The gross carrying amounts and accumulated amortization included in 'Other current liabilities' and 'Other non-current liabilities' for unfavorable contracts in the Consolidated Balance Sheets as follows:

	December 31, 2019			December 31, 2018
(In $ millions)	Gross Carrying Amount	Accumulated amortization	Net carrying amount	Gross Carrying Amount	Accumulated amortization	Net carrying amount
Unfavorable contracts
Balance at beginning of period	(66)	39	(27)	(66)	—	(66)
Amortization of unfavorable contracts	—	19	19	—	39	39
Balance at end of period	(66)	58	(8)	(66)	39	(27)
The amortization is recognized in the Consolidated Statement of Operations under "Amortization of intangibles". For periods before emergence from Chapter 11 and application of fresh start accounting we recognized intangible liabilities only where we acquired a drilling contract in a business combination. We classified amortization expense for such contracts within other revenues in the Predecessor. The weighted average remaining amortization period for the unfavorable contracts is 7 years, 9 months.

The table below shows the amounts relating to unfavorable contracts that is expected to be amortized over the following periods:

	Period ended December 31,
(In $ millions)	2020	2021	2022	2023	2024 and after	Total
Amortization of unfavorable contracts	(1)	(1)	(1)	(1)	(4)	(8)

Note 24 - Leases
We have operating leases relating to our premises, the most significant being our offices in London, Liverpool, Oslo, Stavanger, Singapore, Houston, Rio de Janeiro and Dubai.
On August 15, 2019 and September 3, 2019, in connection with the Gulfdrill joint venture, Seadrill entered charter agreements to lease three jack-up rigs from a third-party shipyard. These arrangements are to be novated to Gulfdrill prior to the commencement of its operations. On November 27, 2019, we received delivery of the jack-up rig Lovanda (formerly Zhenhai 5) under a charter agreement and a lease liability and offsetting right of use asset were recognized accordingly.
Below are the significant assumptions and judgments we applied to account for our leases in accordance with Topic 842.

1.	We apply judgment in determination whether a contract contains a lease or a lease component as defined by Topic 842.

2.	We have elected to combine leases and non-lease components. As a result, we do not allocate our consideration between leases and non-lease components.

3.	The discount rate applied to our operating leases is our incremental borrowing rate. We estimated our incremental borrowing rate based on the rate for our traded debt.

4.
Within the terms and conditions of some of our operating leases we have options to extend or terminate the lease. In instances where we are reasonably certain to exercise available options to extend or terminate, then the option was included in determining the appropriate lease term to apply. Options to renew our lease terms are included in determining the right-of-use asset and lease liability when it is reasonably certain that we will exercise that option.

For operating leases where we are the lessee, our future undiscounted cash flows are as follows:

Successor
(In $ millions)	Year ended December 31, 2019
2020	17
2021	16
2022	9
2023	2
2024 and thereafter	1
Total	45
The following table gives a reconciliation between the undiscounted cash flows and the related operating lease liability recognized in our Consolidated Balance Sheet as at December 31, 2019:

Successor
(In $ millions)	Year ended December 31, 2019
Total undiscounted cash flows	45
Less short term leases	(1)
Less discount	(8)
Operating lease liability	36
Of which:
Current	12
Non-current	24

Prior to the adoption of the New Lease Accounting Standard, rental commitments on an undiscounted basis were approximately $38 million at December 31, 2018 under long-term non-cancelable operating leases and were payable as follows: $11 million in 2019, $9 million in 2020, $9 million in 2021, $5 million in 2022, $3 million in 2023 and $1 million thereafter.
The following table gives supplementary information regarding our lease accounting at December 31, 2019:

Successor
(In $ million)	Year ended December 31, 2019
Operating Lease Cost:
Operating lease cost	13
Total Lease cost	13

Other information:
Cash paid for amounts included in the measurement of lease liabilities- Operating Cash flows	13
Right-of-use assets obtained in exchange for operating lease liabilities during the period	19
Weighted-average remaining lease term in months	18
Weighted-average discount rate	13%
We also have operating subleases, where we are the lessor, relating to some of our premises. The most significant subleases being our offices in Stavanger and Houston. We do not expect to derive further value from the subleased portion of our right-of-use assets following the end of the sublease term. These subleases do not include variable payments, and do not include options for a lessee to purchase the underlying asset. We do not allocate lease consideration between lease and non-lease components because we have elected not to separate lease and non-lease components for our operating leases where Seadrill is the lessor.
For our operating subleases, the future undiscounted cash flows are as follows:

Successor
(In $ millions)	Year ended December 31, 2019
2020	1
2021	1
2022	1
2023	—
2024 and thereafter	—
Total	3
Rental expense was as follows:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Rent expense	13	7	9	19
Total rent expense	13	7	9	19

On November 25, 2019 we leased the West Castor to Gulfdrill.
For operating leases where we are the lessor, our future undiscounted cash flows are as follows:

Successor
(In $ millions)	Year ended December 31, 2019
2020	10
2021	10
2022	10
2023	9
2024 and thereafter	—
Total	39

Successor
(In $ million)	Year ended December 31, 2019
Operating Lease Income:
Operating lease income	1
Total Lease income	1

Note 25 – Common shares
Changes in common shares for the periods presented in this report were as follows:

	Issued and fully paid share capital $0.10 par value each		Issued and fully paid share capital $2.00 par value each		Treasury shares held by the Company - $2.00 par value each
	Shares	$ millions	Shares	$ millions	Shares	$ millions
At January 1, 2017, December 31, 2017 and July 1, 2018 (Predecessor)	—	—	508,763,020	1,017	(4,244,080)	(9)
Cancellation of Predecessor Company common stock	—	—	(508,763,020)	(1,017)	4,244,080	9
Successor Company share issuance	100,000,000	10	—	—	—	—

At July 2, 2018 (Successor)	100,000,000	10	—	—	—	—
At December 31, 2018 (Successor)	100,000,000	10	—	—	—	—
RSU share issuance	234,973	—	—	—	—	—
At December 31, 2019 (Successor)	100,234,973	10	—	—	—	—
Common share transactions for periods presented
On the Effective Date, the common stock of the Predecessor Company was cancelled and the Successor Company allocated 100,000,000 shares of $0.10 par value in accordance with the Plan. The Successor Company's authorized share capital on the Effective Date was 111,111,111 common shares each with a par value of $0.10. The unissued 11,111,111 common shares were reserved for issuance under our employee incentive plan (see note 29).
On June 5, 2019 an additional 27,768,889 authorized share capital was approved at a par value of $0.10. This increased authorized share capital to 138,880,000.
On September 4, 2019, 234,973 shares were issued to employees following a vesting of restricted stock units awarded under our employee incentive plan.

Key terms of shares outstanding
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

Note 26 – Non-controlling interest
Changes in non-controlling interests for the periods presented in this report were as follows:

(In $ millions)	North Atlantic Drilling Ltd	Sevan Drilling Limited	Asia Offshore Drilling Ltd	Ship Finance VIEs	Seadrill Nigeria Operations Limited	Total
January 1, 2017 (Predecessor)	165	291	149	(69)	6	542
Changes in 2017	—	—	—	(14)	—	(14)
Net (loss)/income attributable to non-controlling interest in 2017	(89)	(65)	—	24	1	(129)
December 31, 2017 (Predecessor)	76	226	149	(59)	7	399
Adoption of new accounting standard ASU 2016-16 - Income Taxes	(25)	—	—	—	—	(25)
Net (loss)/income attributable to non-controlling interest in period from January 1, 2018 to July 1, 2018	(160)	(10)	1	7	2	(160)
Redeemable non-controlling interest	—	—	(150)	—	—	(150)
Elimination of NCI of North Atlantic Drilling Ltd and Sevan Drilling Limited	109	(216)	—	—	—	(107)
Fair value adjustment of the non-controlling interest in the Ship Finance VIEs and Seadrill Nigeria Operations Limited	—	—	—	199	(2)	197
July 1, 2018 (Predecessor)	—	—	—	147	7	154

July 2, 2018 (Successor)	—	—	—	147	7	154
Net (loss)/income attributable to non-controlling interest in period from July 2, 2018 to December 31, 2018	—	—	—	(2)	—	(2)
December 31, 2018 (Successor)	—	—	—	145	7	152
Net (loss)/income attributable to non-controlling interest in 2019	—	—	—	(5)	4	(1)
December 31, 2019 (Successor)	—	—	—	140	11	151
On emergence from Chapter 11 the non-controlling interest was adjusted to fair value. Refer to Note 5 - Fresh Start Accounting for further information.
North Atlantic Drilling Ltd and Sevan Drilling Limited
In the predecessor, we held a 70.36% interest in NADL and 50.11% interest in Sevan. The amount of shareholders' equity not attributable to us was included in non-controlling interests. As determined in the plan of reorganization, both companies became wholly owned subsidiaries of Seadrill and the non-controlling interests were eliminated prior to emergence on July 2, 2018.

Asia Offshore Drilling Ltd
We hold a 66.24% interest in Asia Offshore Drilling Ltd. In the predecessor, the amount of shareholders' equity not attributable to us was included in non-controlling interests. Subsequent to filing bankruptcy petitions, the predecessor executed a Transaction Support Agreement on April 4, 2018, which included a put option to the holders of the non-controlling interest shares. This redemption feature caused the fair value of the non-controlling interest held in AOD to be reclassified from equity to 'Redeemable non-controlling interest' within the Consolidated Balance Sheets. Refer to Note 27 - Redeemable non-controlling interest for further information.
Ship Finance VIEs
In 2007, 2008 and 2014, we entered into sale and leaseback arrangements for drilling units with SFL Corporation Ltd, who incorporated subsidiary companies for the sole purpose of owning and leasing the drilling units. We concluded that we are the primary beneficiary of these companies and therefore consolidate them under the variable interest model. Accordingly, these subsidiary companies are included in our Consolidated Financial Statements, with the SFL Corporation Ltd equity in these companies included in non-controlling interest. Refer to Note 35 – Variable Interest Entities for more information.
On emergence from Chapter 11 the non-controlling interest was adjusted to fair value. Refer to Note 5 – Fresh Start Accounting for further information.
Seadrill Nigeria Operations Limited
HH Global Alliance Investments Limited ("Heirs Holdings"), an unrelated party registered in Nigeria, owns a non-controlling interest in one of our subsidiaries, Seadrill Nigeria Operations Limited, which holds a 10% interest in our drillship West Jupiter and previously supported the West Jupiter's operations whilst it was under contract with Total in Nigeria. The equity attributable to Heirs Holdings is classified as a non-controlling interest in our consolidated balance sheet. In February 2020, we paid $11 million to Heirs Holdings for an option to buy the non-controlling interest at any point in the future for a $1 purchase price.

Note 27 - Redeemable non-controlling interest
Changes in redeemable non-controlling interests for the periods presented in this report were as follows:

(In $ millions)	Asia Offshore Drilling Ltd
As at January 1, 2018 (Predecessor)	—
Reclassification from non-controlling interest	150
Fair value adjustment on initial recognition	(127)
Net income attributable to redeemable non-controlling interest	2
Fresh start fair value adjustment	5
As at July 1, 2018 (Predecessor)	30

As at July 2, 2018 (Successor)	30
Net loss attributable to redeemable non-controlling interest	(1)
Fair value adjustment	9
As at December 31, 2018 (Successor)	38
Net loss attributable to redeemable non-controlling interest	(2)
Fair value adjustment	21
As at December 31, 2019 (Successor)	57
We hold a 66.24% interest in Asia Offshore Drilling Limited (“AOD”), which owns the benign environment jack-up rigs AOD 1, AOD 2 and AOD 3. The remaining 33.76% interest is owned by Mermaid Maritime Public Company Limited ("Mermaid").
On April 4, 2018, subsequent to filing bankruptcy petitions, the Predecessor executed a Transaction Support Agreement (“TSA”) with Mermaid in order to (i) provide a framework for a monetization event for Mermaid and (ii) obtain unanimous approval for AOD to become a party to the RSA and participate in Seadrill’s broader debt restructuring under its Chapter 11 reorganization.
The TSA provided Mermaid with put option that gave them the right (with no obligation) to sell their non-controlling interest shares to Seadrill. The repurchase price is based on the fair value of the shares, determined by a valuation expert, subject to a price ceiling of $125 million. The exercise window for the put option started on October 1, 2019 and ends on September 30, 2020.
If Mermaid do not exercise their option, Seadrill will have a call option that gives them the right (with no obligation) to buy Mermaid's non-controlling interest shares for fair value, subject to a price floor of $75 million. The exercise window for the call option starts on October 1, 2020 and ends on March 31, 2021.

If the purchase price is less than $50 million then it will be settled in cash. If the purchase price is greater than $50 million, then Seadrill is required to settle the first $50 million in cash and any excess fair value in a variable number of Seadrill common shares (based on the 60 day volume-weighted average price).
The put option generated a redemption feature for Mermaid that is outside the control of Seadrill. This caused the fair value of Mermaid's non-controlling interest shares to be reclassified from equity to "Redeemable non-controlling interest" within the consolidated balance sheet of the Predecessor. Each reporting period, we are required to (i) attribute Mermaid's share of AOD's profit to the redeemable non-controlling interest and (ii) make an adjustment to record the redeemable non-controlling interest shares at fair value, with the offsetting entry going to equity. These entries are set out in the table above.

Note 28 – Accumulated other comprehensive income/(loss)
Changes in accumulated other comprehensive income/(loss) for the periods presented in this report were as follows:

(In $ millions)	Unrealized gain on marketable securities	Unrealized gain on foreign exchange	Actuarial gain/(loss) relating to pension	Share in unrealized gains from associated companies	Change in unrealized gain on interest rate swaps in VIEs	Change in debt component on Archer facility	Total
Balance as at December 31, 2017 (Predecessor)	31	36	(26)	15	2	—	58
Adoption of accounting standard update	(31)	—	—	—	—	—	(31)
Balance as at January 1, 2018 (Predecessor)	—	36	(26)	15	2	—	27
Reset accumulated other comprehensive (loss)/income	—	(36)	26	(15)	(2)	—	(27)
Balance as at July 1, 2018 (Predecessor)	—	—	—	—	—	—	—

Other comprehensive income/(loss) before reclassifications	—	—	1	(5)	—	(3)	(7)
Balance as at December 31, 2018 (Successor)	—	—	1	(5)	—	(3)	(7)
Other comprehensive (loss)/income	—	—	(1)	(8)	—	3	(6)
Balance as at December 31, 2019 (Successor)	—	—	—	(13)	—	—	(13)
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
The applicable amount of income taxes associated with each component of other comprehensive income in the Successor is nil, other than on the actuarial loss on pension, due to the fact that the items relate to companies domiciled in non-taxable jurisdictions. For actuarial loss related to pension the accumulated applicable amount of income taxes is nil for the year ended December 31, 2019 (Successor) (nil for the period July 2, 2018 to December 31, 2018 (Successor) and $1 million for the period from January 1, 2018 to July 1, 2018 (Predecessor) as this item is related to companies domiciled in Norway where the tax rate is 22% (December 31, 2018 (Successor): 23%).

Note 29 – Share based compensation
The share-based compensation expense for our share options and Restricted Stock Unit ("RSU") plans in the Consolidated Statements of Operations are as follows:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Share-based compensation expense (1)	5	—	9	7
Total share-based compensation expense	5	—	9	7

(1)
The $9 million expense for the period from January 1, 2018 through July 1, 2018 included a charge of $6 million for schemes cancelled on emergence from Chapter 11. This was classified within reorganization items.

On August 16, 2018, we established an employee incentive plan with a limit of 11.1 million shares in Seadrill Limited.
On September 4, 2018 we made a grant of 0.5 million RSUs to certain employees and directors under the employee incentive plan. The awards were subject to a service condition and vest 33% per year over the three-year period to September 4, 2021. On September 4, 2019, the first tranche of RSUs vested and 0.2 million Seadrill shares were issued to employees and directors.
On April 26, 2019, we made a grant of 1.7 million performance shares to certain employees under our employee incentive plan. The awards are subject to service and performance conditions and the vesting period ends on March 31, 2022.
On August 23, 2019, we made a grant of 0.3 million restricted stock units to directors. The awards were subject to a service condition and vest 33% per year over the three-year period to August 23, 2022.
The compensation cost for non-vested awards not yet recognized as at December 31, 2019 is $9 million (December 31, 2018: $9 million), with a weighted average vesting period of 2 years.
Note 30 - Pension benefits

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

For onshore employees in Norway, who are participants in the defined benefit plans, the primary benefits are a retirement pension of approximately 66 percent of salary at retirement age of 67 years, together with a long-term disability pension. The retirement pension per employee is capped at an annual payment of 66 percent of the total of 12 times the Norwegian Social Security Base. Most employees in this group may choose to start a pre-retirement pension at 62 years of age.

Consolidated Balance Sheet position

	Successor	Successor
(In $ millions)	December 31, 2019	December 31, 2018
Accrued pension liabilities - Non-current liabilities	2	4
Less: Deferred tax (Asset)	(1)	(1)
Shareholders' equity	1	3

Annual pension cost
We record pension costs in the period during which the services are rendered by the employees.

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Service cost	3	2	1	2
Interest cost on prior years’ benefit obligation	1	1	—	2
Gross pension cost for the year	4	3	1	4
Expected return on plan assets	(1)	(1)	—	(1)
Net pension cost for the year	3	2	1	3
Impact of settlement/curtailment funded status	—	—	—	(1)
Total net pension cost	3	2	1	2

The funded status of the defined benefit plan

	Successor	Successor
(In $ millions)	December 31, 2019	December 31, 2018
Projected benefit obligations at end of period	40	37
Plan assets at market value	(39)	(33)
Accrued pension liabilities	1	4

Change in projected benefit obligations

	Successor		Predecessor
(In $ millions)	December 31, 2019	December 31, 2018	June 30, 2018
Projected benefit obligations at beginning of period	37	36	38
Interest cost	1	1	—
Service cost	3	1	1
Benefits paid	(2)	(1)	(1)
Change in unrecognized actuarial gain	—	2	(2)
Foreign currency translations	1	(2)	—
Projected benefit obligations at end of period	40	37	36

Change in pension plan assets

	Successor		Predecessor
(In $ millions)	December 31, 2019	December 31, 2018	June 30, 2018
Fair value of plan assets at beginning of year	33	33	33
Estimated return	1	1	—
Contribution by employer	6	—	2
Administration charges	—	—	—
Benefits paid	(2)	(1)	(1)
Actuarial gain	—	2	(1)
Foreign currency translations	1	(2)	—
Fair value of plan assets at end of year	39	33	33

The accumulated benefit obligation for all defined benefit pension plans was $37 million and $33 million at December 31, 2019 (Successor) and 2018 (Successor), respectively.

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

Assumptions used in calculation of pension obligations

	Successor		Predecessor
	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Rate of compensation increase at the end of year	2.25%	2.75%	2.50%	2.50%
Discount rate at the end of year	2.30%	2.60%	2.40%	2.40%
Prescribed pension index factor	2.00%	2.00%	2.00%	1.50%
Expected return on plan assets for the year	2.60%	2.60%	2.40%	2.40%
Employee turnover	4.00%	4.00%	4.00%	4.00%
Expected increases in Social Security Base	2.50%	2.50%	2.25%	2.25%

The weighted-average asset allocation of funds related to our defined benefit plan at December 31, was as follows:

Pension benefit plan assets

	Successor	Successor
	December 31, 2019	December 31, 2018
Equity securities	13.6%	12.7%
Debt securities	58.4%	70.0%
Real estate	11.0%	9.9%
Money market	16.5%	6.9%
Other	0.5%	0.5%
Total	100.0%	100.0%

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

Cash flows - Contributions expected to be paid

The table below shows our expected annual pension plans contributions under defined benefit plans for the years ending December 31, 2020-2029. The expected payments are based on the assumptions used to measure our obligations at December 31, 2019 and include estimated future employee services.

(In $ millions)	December 31, 2019
2020	4
2021	2
2022	2
2023	3
2024	2
2025-2029	13
Total payments expected during the next 10 years	26

Defined contribution and other plans

We made contributions to personal defined contribution pension and other plans totaling $16 million for the year ended December 31, 2019 and $9 million for the period from July 2, 2018 through December 31, 2018 (Successor) and $10 million for the period from January 1, 2018 through July 1, 2018 (Predecessor). For the year to December 31, 2017 (Predecessor) the charge was $17 million. These were charged as operational expenses as they became payable.

Note 31 – Related party transactions
Our main related parties include (i) affiliated companies over which we hold significant influence and (ii) companies who are either controlled by or whose operating policies may be significantly influenced by our major shareholder, Hemen.
Companies in which we hold significant influence include (i) Seadrill Partners, (ii) SeaMex and (iii) Seabras Sapura (iv) Sonadrill and (v) Gulfdrill. Companies that are controlled by or whose operating policies may be significantly influenced by Hemen include (i) Ship Finance, (ii) Archer, (iii) Frontline, (iv) Seatankers and (v) Northern Drilling. In the following sections we provide an analysis of (i) transactions with related parties and (ii) balances outstanding with related parties.
Related party revenue
The below table provides an analysis of related party revenues for periods presented in this report.

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Management fee revenues (a)	109	41	41	84
In country support services revenues (b)	—	—	1	23
Related party inventory sales	1	1	1	—
Other	—	4	—	3
Total related party operating revenues	110	46	43	110
(a) We provide management and administrative services to Seadrill Partners and SeaMex and operation and technical support services to Seadrill Partners, SeaMex, Sonadrill and Northern Drilling. We charge our affiliates for support services provided either on a cost-plus mark up or dayrate basis.
(b) We previously provided in country support services to the Seadrill Partners rig West Polaris when it operated in Angola. The West Polaris's contract ended in December 31, 2017, so we no longer earn revenues under this arrangement.
In addition to the amounts shown above, we recognized reimbursable revenues and expenses from Northern Drilling of $167 million for the year ended December 31, 2019 for work to perform the first mobilization of the Northern Drilling rigs, West Mira and West Bollsta. As at December 31, 2019 our Consolidated Balance Sheet included a $55 million receivable from Northern Drilling included in related parties and $5 million unbilled reimbursables amounts within Other Assets for costs to be recovered from this arrangement.
Related party operating expenses
The below table provides an analysis of related party operating expenses for periods presented in this report.

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
In country support services expenses (c)	—	—	1	8
Related party inventory purchases	1	—	—	3
Other related party operating expenses (d)	2	1	3	3
Net bareboat charter arrangements (e)	—	—	—	(1)
Total related party operating expenses	3	1	4	13
(c) Seadrill Partners previously provided us with in country support services for the West Jupiter in Nigeria. This arrangement ended in early 2018. In addition, SeaMex previously provided us with in country support services for the West Pegasus and West Freedom when those rigs operated in Mexico and Venezuela.
(d) We received services from certain other related parties. These included management and administrative services from Frontline, warehouse rental from Seabras Sapura and other services from Archer and Seatankers.
(e) We previously acted as an intermediate charterer for the Seadrill Partners rig West Aquarius, during its contract with Hibernia in Canada, which ended in April 2017.

Related party financial items
The below table provides an analysis of related party financial income for periods presented in this report.

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Interest income (f)	26	15	12	34
Gains on related party derivatives	—	—	—	1
Interest income recognized on deferred contingent consideration (g)	4	1	2	3
Total related party financial items	30	16	14	38
(f) We earn interest income on our related party loans to SeaMex and Seabras Sapura (see below). We also previously earned interest income on our related party loans to Seadrill Partners in 2017.
(g) We record interest income on deferred consideration receivables from Seadrill Partners (see item (i) below).
Related party receivable balances
The below table provides an analysis of related party receivable balances for periods presented in this report.

	Successor	Successor
(In $ millions)	December 31, 2019	December 31, 2018
Related party loans and interest (h)	488	476
Deferred consideration arrangements (i)	31	59
Convertible bond (j)	35	43
Trading balances (k)	150	138
Total related party receivables	704	716
Of which:
Amounts due from related parties - current	181	177
Amounts due from related parties - non-current	523	539
(h) We have loan receivables outstanding from SeaMex and Seabras Sapura. We previously had loan receivables from Seadrill Partners, which have been repaid. We have summarized the amounts outstanding in the table below:

	Successor	Successor
(In $ millions)	December 31, 2019	December 31, 2018
SeaMex seller's credit and loans receivable	422	398
Seabras loans receivable	66	78
Total related party loans and interest	488	476
SeaMex loans include (i) $250 million "sellers credit" provided to SeaMex in March 2015 which matured in December 2019 but is subordinated to SeaMex's external debt facility, which matures in March 2022, and therefore cannot be repaid. As such, we have classified this balance as non-current on our Consolidated Balance Sheets. (ii) $45 million working capital loan advanced in November 2016 and (iii) $127 million accrued interest on above loans and other funding. The sellers credit and working capital loan both earn interest at 6.5% and are subordinated to SeaMex's external debt facility.
Seabras loans include a series of loan facilities that we extended to Seabras Sapura between May 2014 and December 2016. The $66 million balance shown in the table above includes (i) $54 million of loan principal and (ii) $12 million of accrued interest. The loans are repayable on demand, subject to restrictions on Seabras Sapura's external debt facilities. We earn interest of between 3.4% - LIBOR + 3.99% on the loans, depending on the facility. We received repayments against these related party loans of $15 million during 2019.
In addition to the Seabras loans referred above, we have made certain other shareholder loans to Seabras Sapura, which we classify as part of our equity method investment in Seabras Sapura. See Note 18 - "Investments in Associated Companies" for further details. We received repayments against these shareholder loans of $9 million during 2019.

(i) Deferred consideration arrangements include receivables due to us from Seadrill Partners from the sale of the West Vela and the West Polaris to Seadrill Partners in November 2014 and June 2015 respectively. We have summarized amounts due for each period in the table below:

	Successor	Successor
(In $ millions)	December 31, 2019	December 31, 2018
West Vela - Mobilization receivable	17	31
West Vela - Share of dayrate	14	27
West Polaris	—	1
Total deferred consideration receivable	31	59
On adoption of fresh start accounting, we recorded receivables for West Vela share of dayrate and West Polaris earnout. These amounts were previously accounted for as gain contingencies so were only recognized when realized. The receivables were recognized at fair value of $29 million and $1 million respectively and the gain was recognized in reorganization items.
We recorded the following gains in other operating income for these arrangements.

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
West Polaris earn out realized	—	—	—	13
West Vela earn out realized	—	—	7	14
Total contingent consideration recognized	—	—	7	27
(j) On April 26, 2017, we converted $146 million, including accrued interest and fees, in subordinated loans provided to Archer into a $45 million convertible loan. The subordinated convertible loan bears interest of 5.5%, matures in December 2021 and has a conversion right into equity of Archer Limited in 2021. At inception, the fair value of the convertible bond was $56 million whereas the previous loan had a carrying value of $37 million. We therefore recognized a gain on debt extinguishment of $19 million in 2017 because of this transaction.
The loan receivable is a convertible debt instrument comprised of a debt instrument and a conversion option, classed as an embedded derivative. Both elements are measured at fair value at each reporting date. As at December 31, 2019, Archer were in negotiations with their lenders to refinance their debt obligations, which we expected to result in an extension to maturities for all lenders, including Seadrill. As a result, we recorded an other than temporary impairment against our investment in the convertible bond issued to us by Archer. Following the other-than-temporary impairment, the fair value of the convertible debt instrument was $35 million of which the split between debt and embedded derivative option was $35 million and nil respectively. See Note 33 - Fair values of financial instruments for further details.
Subsequent to the year end, on March 13, 2020, Archer announced that it had successfully secured a consensual amendment and extension to its debt facilities. This included a reduction to the principal and accrued interest on the convertible loan due to us from Archer, in exchange for a reduced stock conversion price and removal of certain restrictions regarding the sale or conversion of the loan. Following the amendment, the principal due on the loan would be $13 million and the stock conversion price would decrease from $2.083 per share to $0.40. The maturity date of the loan would also extend to April 1, 2024. The transaction is subject to execution of final agreements and completion of closing conditions.
The fair value gain/(loss) on the convertible bond for periods presented is summarized below:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Other than temporary impairment	(11)	—	—	—
Fair value gain / (loss) of Archer debt component	3	(3)	2	1
Fair value (loss) / gain of Archer embedded conversion option	—	(9)	2	(4)
(k) Trading balances primarily comprise receivables from Seadrill Partners, SeaMex, Northern Drilling and Sonadrill for related party management fees. In addition, certain receivables and payables arise when we pay an invoice on behalf of Seadrill Partners or SeaMex and vice versa. Receivables and payables are generally settled quarterly in arrears.

Related party payable balances
The below table provides an analysis of related party payable balances for periods presented in this report.

	Successor	Successor
(In $ millions)	December 31, 2019	December 31, 2018
Related party loans payable (n)	239	222
Trading balances (o)	19	39
Total related party liabilities	258	261
Of which:
Amounts due to related parties - current	(19)	(39)
Long-term debt due to related parties	(239)	(222)
(n) Related party loans include related party loans from Ship Finance to the Ship Finance subsidiaries that we consolidated as variable interest entities (see Note 35 – Variable Interest Entities (VIEs) for further details). The carrying amount of the loans was $239 million at December 31, 2019 (2018: $222 million). The principal outstanding on the loans was $314 million at December 31, 2019, (2018: $314 million).
There is a right of offset of trading balance assets against the loans, the net position is disclosed within “Long-term debt due to related parties” on the Consolidated Balance Sheets. As at December 31, 2019 (Successor) the trading position was a net liability position of nil.
The loans bear interest at a fixed rate of 4.5% per annum and mature between 2023 and 2029. The total interest expense incurred for the year ended December 31, 2019 (Successor) was $14 million, the period from July 2, 2018 through December 31, 2018 (Successor) was $7 million, the period from January 1, 2018 through July 1, 2018 (Predecessor) was $7 million (year ended December 31, 2017 (Predecessor): $15 million).
(o) Trading balances primarily include related party payables due from our Ship Finance variable interest entities to Ship Finance and trading balances due from us to SeaMex and Seadrill Partners.
Other related party transactions
Seabras Sapura guarantees - In November 2012, a subsidiary of Seabras Sapura Participações S.A. entered into a $179 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Esmeralda pipe-laying support vessel, with a maturity in 2032. During 2013 an additional facility of $36 million was entered into, with a maturity in 2020. As a condition to the lenders making the loan available, we provided a sponsor guarantee, on a joint and several basis with the joint venture partner, Sapura Energy, in respect of the obligations of the borrower. The total amount guaranteed by the joint venture partners as at December 31, 2019 (Successor) was $146 million (December 31, 2018 (Successor): $165 million).
We have not recognized a liability for any of the above guarantees as we did not consider it to be probable that the guarantees would be called.
Other guarantees - In addition, we have made certain guarantees over the performance of Seadrill Partners and SeaMex on behalf of customers. Please refer to Note 34 - "Commitments and contingencies" for details.
Omnibus agreement - In 2012 we entered into an Omnibus Agreement with Seadrill Partners. The agreement outlines the following provisions: (i) a non-competition agreement with Seadrill Partners for any drilling rig operating under a contract for five or more years; (ii) rights of first offer on any proposed sale, transfer or other disposition of drilling rigs; (iii) rights of first offer on any proposed transfer, assignment, sale or other disposition of any equity interest in Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC (the "OPCO"); and (iv) indemnification – Old Seadrill Limited agreed to indemnify Seadrill Partners against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to Seadrill Partners, and also certain tax liabilities. Refer to exhibit 4.4.

Note 32 – Financial instruments and risk management
We are exposed to several market risks, including credit risk, foreign currency risk and interest rate risk. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by our management team. This may include the use of derivative instruments.
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
We do not demand collateral in the normal course of business. The credit exposure of derivative financial instruments is represented by the fair value of contracts with a positive fair value at the end of each period, adjusted for our non-performance credit risk assumption.

Concentration of risk
There is also a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Citibank, Nordea Bank Finland Plc, Danske Bank A/S, BNP Paribas and ING Bank N.V. We consider these risks to be remote. We also have a concentration of risk with respect to customers, including affiliated companies. For details on the customers with greater than 10% of contract revenues, refer to Note 6 - Segment information. For details on amounts due from affiliated companies, refer to Note 31 - Related Party transactions.
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
Our foreign exchange exposures primarily relate to foreign denominated cash and working capital balances. We do not expect these remaining exposures to cause a significant amount of fluctuation in net income and therefore do not currently hedge them. Further, the effect of fluctuations in currency exchange rates caused by our international operations generally has not had a material impact on our overall operating results.
Interest rate risk
Our exposure to interest rate risk relates mainly to our floating rate debt and balances of surplus funds placed with financial institutions. We manage this risk through the use of derivative arrangements.
On May 11, 2018, we purchased an interest rate cap for $68 million to mitigate our exposure to future increases in LIBOR on our Senior Credit Facility debt. The interest rate cap is not designated as a hedge and therefore we do not apply hedge accounting. The capped rate against the 3-month US LIBOR is 2.87% and covers the period from June 15, 2018 to June 15, 2023.
We have set out our exposure to interest rate risk on our net debt obligations at December 31, 2019 (Successor) in the table below:

(In $ millions)	Principal	Hedging instruments	Total	Impact of 1% increase in rates
Senior Credit Facilities	5,662	(4,500)	1,162	12
Ineffective portion of interest rate cap (1)	—	4,320	4,320	43
Debt contained within VIEs	621	—	621	6
Debt exposed to interest rate fluctuations	6,283	(180)	6,103	61
Less: Cash and Restricted Cash	(1,357)	—	(1,357)	(14)
Net debt exposed to interest rate fluctuations (2)	4,926	(180)	4,746	47
(1) The 3-month LIBOR rate as at December 31, 2019 was 1.91%. At this date, the interest cap would mitigate 4% of the impact of a theoretical 1% point increase in LIBOR.
(2) The $476 million of Senior Secured Notes are a fixed rate debt instrument and are therefore excluded from the above table.

Gains and losses on derivatives reported in consolidated statement of operations
Gains and losses on derivatives reported in our consolidated statement of operations included the following:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
(Loss)/gain recognized in the Consolidated Statement of Operations relating to derivative financial instruments
Interest rate cap agreement	(37)	(22)	(6)	—
Archer convertible debt instrument	—	(9)	2	(4)
Interest rate swaps not designated for hedge accounting	—	—	—	(31)
Cross currency swaps not designated for hedge accounting	—	—	—	46
Loss/(gain) on derivative financial instruments	(37)	(31)	(4)	11
a) Interest rate cap
This represents changes in fair value on our interest rate cap agreement referred above.
b) Archer convertible debt instrument
This represents gains and losses on the conversion option included within a $45 million convertible bond issued to us by Archer. Please see Note 31 - Related party transactions for further details.
c) Interest rate swaps and cross currency swaps
Prior to filing for Chapter 11 (Predecessor), we used interest rate swaps and cross currency swaps to mitigate the impact of currency and interest rate fluctuations on our debt. When we filed for Chapter 11 we triggered a default under these agreements and our counterparties terminated the contracts and received an allowed claim for damages suffered. We reversed the liabilities for these instruments and recorded liabilities equal to the expected value of the allowed claims received by our counterparties. The allowed claim values were higher than the previous fair values, which factored in a discount for our own credit risk, so this led to an expense of $89 million. We classified the expense within reorganization items (see Note 4 for further details).
Derivative financial instruments included in our Consolidated Balance Sheet
Derivative financial instruments included in our Consolidated Balance Sheet, within "Other Assets" included the following:

(In $ millions)	Maturity date	Applicable rate	Outstanding principal - December 31, 2019	As at December 31, 2019	As at December 31, 2018

Interest rate cap	June 2023	2.87% LIBOR cap	4,500	3	39
				3	39

Note 33 - Fair values of financial instruments
Fair value of financial instruments measured at amortized cost
The carrying value and estimated fair value of our financial instruments that are measured at amortized cost at December 31, 2019 (Successor) and December 31, 2018 (Successor) are as follows:

	Successor		Successor
	December 31, 2019		December 31, 2018
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Related party loans receivable (1) (Level 2)	395	488	476	476

Liabilities
Secured credit facilities (Level 2)	5,464	5,549	5,388	5,519
Credit facilities contained within variable interest entities (Level 2)	590	598	612	626
Senior Secured Notes (Level 1)	404	476	770	769
Related party loans payable by the VIE (Level 2)	229	239	222	226

(1)	Excludes Archer convertible debt receivable, which is measured at fair value on a recurring basis
Level 1
The fair value of the Senior Secured Notes are derived using market traded value. We have categorized this at level 1 on the fair value measurement hierarchy. Refer to Note 22 – Debt for further information.
Level 2
Upon the adoption of fresh start accounting, the related party loans receivable from SeaMex and Seabras Sapura were recorded at fair value. We estimate the fair value to be equal to the carrying value after adjusting for expected credit losses on the loans. The debt is not freely tradable and cannot be recalled by us at prices other than specified in the loan note agreements and the loans were entered into at market rates. The loans are categorized as level 2 on the fair value measurement hierarchy. Other trading balances with related parties are not shown in the table above and are covered under Note 31 - Related party transactions. The fair value of other trading balances with related parties are also assumed to be equal to their carrying value after adjusting for expected credit losses on the receivables.
The fair value of the secured credit facilities and Ship Finance loans are derived using the discounted cash flow model, using a cost of debt of 6%.
The fair value of the loans provided by Ship Finance to our VIE's are derived using the discounted cash flow model, using a cost of debt of 11%. We have categorized this at level 2 on the fair value measurement hierarchy. Refer to Note 31 - Related party transactions for further information.

Financial instruments measured at fair value on a recurring basis
The carrying value and estimated fair value of our financial instruments that are measured at fair value on a recurring basis at December 31, 2019 (Successor) and December 31, 2018 (Successor) are as follows:

	Successor		Successor
	December 31, 2019		December 31, 2018
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents (Level 1)	1,115	1,115	1,542	1,542
Restricted cash (Level 1)	242	242	461	461
Marketable securities (Level 1)	11	11	57	57
Related party loans receivable - Archer convertible debt (Level 3)	35	35	43	43
Interest rate cap (Level 2)	3	3	39	39

Temporary equity
Redeemable non-controlling interest (Level 3)	57	57	38	38

Level 1
The carrying value of cash and cash equivalents and restricted cash, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy. Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.
Level 2
The fair value of the interest rate cap as at December 31, 2019 is calculated using well-established independent valuation techniques and counterparty non-performance credit risk assumptions. The calculation of the credit risk in the swap values is subject to a number of assumptions including an assumed credit default swap rate based on our traded debt, and recovery rate, which assumes the proportion of value recovered, given an event of default. We have categorized these transactions as level 2 on the fair value measurement hierarchy.
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
The redeemable non-controlling interest in AOD is calculated by applying a fair value to the three AOD rigs and debt facility using a discounted cash flow model. The rig values are determined using an income approach based on projected future dayrates, contract probabilities, economic utilization, capital and operating expenditures, applicable tax rates and asset lives, discounted using a weighted average cost of capital of 11%. The fair value of the debt is derived using the discounted cash flow model, using a cost of debt of 6%.
Fair value considerations on one-time transactions
Archer convertible bond fair value
As at December 31, 2019 we reassessed the fair value of the Archer convertible bond held as a related party balance as a result of the current negotiations to restructure Archer's debt with senior lenders and Seadrill. We have re-assessed the fair value of the bond using a discounted cashflow model approach. For the purposes of the valuation, we have assumed that the maturity date of the bond will be pushed out to December 2024, which we expect to be required in order for Archer to refinance their bank borrowings to which the Seadrill bond is subordinate. We applied a discount rate of 14%.
As a result, an impairment of $11 million was recognized in the Consolidated Statements of Operations within "Impairment of convertible bond from related party" and $3 million recognized in the Consolidated Statements of Comprehensive loss within "Change in fair value of debt component of Archer convertible bond" for the year ended December 31, 2019.
The convertible bond outstanding as at December 31, 2019 was $35 million (December 31, 2018: $43 million). For further information and fair value considerations, refer to Note 31 - Related Party Transactions.
Impairment of investments in associated companies
On September 6, 2019, Seadrill Partners LLC received notification from the New York Stock Exchange ("the NYSE") that trading of their common units had been suspended due to the Company's low market capitalization. We determined that this was a trigger of other-than-temporary impairment against our investments in Seadrill Partners. As a result, we recognized an impairment of $302 million against the Seadrill Partners direct ownership interests, subordinated units and IDRs. This expense was classified under the line item "Loss on impairment of investments" in the consolidated statement of operations, in the year ended December 31, 2019.
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
Drilling unit impairment
In our reported Predecessor period ended July 1, 2018 (Predecessor), we recorded an impairment expense of $414 million against our drilling units, derived from a fair value using an income approach based on updated projections of future dayrates, contract probabilities, economic utilization, capital and operating expenditures, applicable tax rates and asset lives. For further information, refer to Note 9 - Other operating items.

Impairment of marketable securities and investments in associated companies and joint ventures
In the year ended December 31, 2017 we recognized impairments on our investments in marketable securities, associated companies and joint ventures following deteriorating conditions in the oil and gas industry and supply and demand conditions in the offshore drilling sector.
For further information and fair value considerations, refer to Note 11 - Impairment loss on investments in associated companies.
Note 34 – Commitments and contingencies
Legal Proceedings
From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities.  We believe that the resolution of such claims will not have a material impact, individually or in the aggregate, on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our Consolidated Financial Statements as at December 31, 2019.
Seabras Sapura joint venture
The Sapura Esmeralda operates under a Brazilian flag. The right to operate under such Brazilian flag is being challenged in the Brazilian courts. An adverse decision in the Brazilian courts could affect the operations of the Sapura Esmeralda and potentially impact its commercial agreements and related financing. Due to the backlog of cases we estimate a decision within approximately 3 years.
Dalian Newbuilds
As at December 31, 2019, all eight of the newbuilding contracts with Dalian had been terminated by both parties. Accordingly, the Seadrill contracting entities had no contractual obligation to take delivery of the rigs.
In January 2019, Dalian appointed an administrator to restructure its liabilities. In March 2019, the Seadrill contracting parties commenced arbitration proceedings in London for all eight rigs and will claim for the return of the paid installments plus interest and further damages for losses.
The Seadrill contracting parties have filed their claims against Dalian in the Dalian insolvency and the insolvency administrator is currently considering whether to accept or reject the claims in the insolvency. The arbitrations are currently not being progressed by agreement of the parties, pending the insolvency administrator's decision whether to accept or reject the Seadrill contracting parties' claims. Dalian has stated that it has claims for damages in respect of each of the rigs, but it has not quantified those damages. The administrator has submitted a draft reorganization plan to the insolvency court which has stated that it will convene a creditor’s meeting 30 days from when it receives the same for a vote on the draft plan. The contracts are all with limited liability subsidiaries of Seadrill. There are no parent company guarantees. As at 31 March 2020, the date of the creditor’s meeting remains unconfirmed.
Nigerian Cabotage Act litigation
Seadrill Mobile Units Nigeria Ltd (“SMUNL”) commenced proceedings in May 2016 against the Honourable Minister for Transportation, the Attorney General of the Federation and the Nigerian Maritime Administration and Safety Agency with respect to interpretation of the Coastal and Inland Shipping (Cabotage) Act 2003 (the “Act”). On June 28 2019, the Federal High Court of Nigeria delivered a judgement finding that: (1) Drilling operations fall within the definition of “Coastal Trade” or “Cabotage” under the Act and (2) Drilling Rigs fall within the definition of "Vessels" under the Act. The impact of this decision is that the Nigerian Maritime Administration and Safety Agency (“NIMASA”) may impose a 2% surcharge on contract revenue from offshore drilling operations in Nigeria as well as requiring SMUNL register for Cabotage with NIMASA and pay all fees and tariffs as may be published in the guidelines that may be issued by the Minister of Transportation in accordance with the Act. However, on 22 July, 2019, SMUNL filed an appeal to the Court of Appeal challenging the decision of the Federal High Court. Due to the volume of cases currently being handled by the Court of Appeal sitting in Lagos we anticipate a decision within 3-5 years.
Although we intend to strongly pursue this appeal, we cannot predict the outcome of this case. We do not believe that it is probable that the ultimate liability, if any, resulting from this litigation will have a material effect on our financial position. Accordingly, no loss contingency has been recognized within the Consolidated Financial Statements.
Oro Negro
Oro Negro, a Mexican drilling rig contractor, filed a Complaint on June 6, 2019 in the United States Bankruptcy Court, Southern District of New York, within Chapter 15 proceedings ancillary to its Mexican insolvency process. The Complaint names Seadrill and its JV partner as co-defendants along with other defendants including Oro Negro bondholders. With respect to Seadrill, the Complaint asserts claims relating to alleged tortious interference but does not seek to quantify damages. On August 26, 2019, we submitted a motion to dismiss the Complaint on technical legal grounds. Gil White, the CEO of Oro Negro responded to this motion on October 25, 2019. On January 3, 2020, Oro Negro’s foreign representative was changed to Jose Gerardo Badin Cherit. As a consequence there has been an extension to Seadrill responding to Gil White’s response in further support of its motion to dismiss until further notice. . We intend to vigorously defend against the claims Oro Negro asserts and dispute the allegations set forth in the Complaint. The costs of defending the claims against Seadrill and its JV partner are being met by the joint venture, SeaMex.

Guarantees
We have issued guarantees in favor of third parties as follows, which is the maximum potential future payment for each type of guarantee:

	Successor	Successor
(In $ millions)	December 31, 2019	December 31, 2018
Guarantees in favor of customers (1)(2)(3)	215	7
Guarantees in favor of banks (4)	146	165
Guarantees in favor of suppliers	—	1
Total	361	173
(1) Guarantees to Seadrill Partners - Guarantees in favor of customers are performance guarantees provided on behalf of Seadrill Partners of $15 million (December 31, 2018 (Successor): $7 million). Guarantees in favor of suppliers includes guarantees on behalf of Seadrill Partners of nil (December 31, 2018 (Successor): $1 million). Contractual maturity from 2020-2021.
(2) Guarantees to Northern Drilling - Guarantees in favor of customers are performance guarantees provided on behalf of Northern Drilling of $150 million (December 31, 2018 (Successor): $nil). These guarantees are indemnified by Northern Drilling. Contractual maturity till 2022.
(3) Guarantees to Sonadrill - Guarantees in favor of customers are performance guarantees provided on behalf of Sonadrill of $50 million (December 31, 2018 (Successor): $nil). Contractual maturity till 2021 and remains in full force and effect until all obligations under the contract have been discharged and in any event shall terminate on the 90th day after completion of demobilization.
(4) Guarantees to Seabras Sapura - Guarantees in favor of banks are guarantees provided by a subsidiary of Seadrill Limited on behalf of Seabras Sapura Participacoes and Seabras Sapura Holdco totaling $146 million (December 31, 2018 (Successor): $165 million). Contractual maturity till 2021.
As of December 31, 2019 we have not recognized any liabilities for the above guarantees, as we do not consider it is probable for the guarantees to be called.
On March 26, 2020 we signed a joint sponsor guarantee with Fintech Investments Ltd over the senior secured debt held by SeaMex. The total amount guaranteed is up to $22 million of which we are joint and severally liable.
Other contingencies
Sevan Louisiana loss incident
In January 2019, there was a loss incident on the Sevan Louisiana related to a malfunction of its subsea equipment. As of December 31, 2019, we have incurred $19 million of costs to repair the equipment, of which $4 million has been recovered and an additional $14 million will be recoverable under our physical damage insurance.
The loss incident resulted in a period of downtime for the Sevan Louisiana. As a result, we have recovered $10 million insurance income from loss of hire of the Sevan Louisiana, covering the period until May 2019. As any further loss of hire in bringing the rig back to work in August 2019 was not readily determined as at December 31, 2019 we have not recognized the gain contingency for further amounts recoverable under the policy.
Note 35 – Variable Interest Entities
Between 2007 and 2013, we entered into sale and leaseback arrangements for drilling units with SFL Corporation Ltd, who incorporated subsidiary companies for the sole purpose of owning and leasing the drilling units ("Ship Finance VIEs"). We concluded that we are the primary beneficiary of these companies and therefore consolidate them under the variable interest model.
As at December 31, 2019 (Successor), the Ship Finance VIEs lease two semi-submersible rigs and a jack-up rig to certain fully owned Seadrill entities under long-term charter agreements. These agreements include options for the Seadrill entities to purchase the rigs during the charter periods and obligations to purchase the assets at the end of the lease.

The following table gives a summary of the sale and leaseback arrangements and repurchase options, as at December 31, 2019:

Unit	Effective from	Sale value (In $ millions)	First repurchase option (In $ millions)	Month of first repurchase option	Last repurchase option (1) (In $ millions)	Month of last repurchase Option (1)
West Taurus	Nov 2008	850	418	Feb 2015	154	Dec 2024
West Hercules	Oct 2008	850	580	Aug 2011	138	Dec 2024
West Linus	June 2013	600	370	Jun 2018	170	May 2029
(i)     Ship Finance has a right to require us to purchase the West Linus for $86 million if we don’t exercise the final repurchase option.
The bareboat charter rates are set on the basis of a Base LIBOR Interest Rate for each bareboat charter contract, and thereafter are adjusted for differences between the LIBOR fixing each month and the Base LIBOR Interest Rate for each contract. A summary of the average bareboat charter rates per day for each unit is given below for the respective years.

(In $ thousands)	2020	2021	2022	2023	2024
West Taurus	101	96	96	181	177
West Hercules	100	96	96	183	176
West Linus	99	99	92	189	153
The Ship Finance VIEs are fully consolidated in our Consolidated Financial Statements. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests. The rigs are reported within drilling units in our balance sheet. No gain from the sale of the units was recorded at the time of each transaction. The investment in the capital leases recorded in the Ship Finance VIEs are eliminated on consolidation against the corresponding capital lease liability held within Seadrill entities. The other assets and liabilities of the VIEs are fully reflected within the Consolidated Financial Statements.

The balance sheets of the VIEs on a stand-alone basis at December 31, 2019 and December 31, 2018 (Successor) were as follows:

	Successor	Successor
(In $ millions)	As at December 31, 2019	As at December 31, 2018
Cash and cash equivalents	22	2
Investment in finance lease	972	1,024
Total assets of the VIEs (1)	994	1,026

Short-term interest bearing debt (2)	48	33
Long-term interest bearing debt (2)	550	593
Other liabilities	5	2
Short-term amounts due to related parties	12	31
Long-term debt due to related parties (3)	239	222
Total liabilities of the VIEs	854	881
Equity of the VIEs	140	145
(1) Book value of units in the Company's consolidated financial statements as at December 31, 2019 was $784 million (December 31, 2018: $823 million).

(2)
Total interest bearing debt comprises principal outstanding of $621 million offset by $23 million debt discount (December 31, 2018: $655 million principal outstanding offset by $29 million debt discount).

(3)
We present balances due to/from Ship Finance on a net basis, due to the fact that there is a right to offset established in the long-term loan agreements, and the balances are intended to be settled on a net basis as shown in the table below:

	Successor	Successor
(In $ millions)	As at December 31, 2019	As at December 31, 2018
Debt principal outstanding	314	314
Debt discount	(75)	(88)
Trading liability positions held against long-term loan	—	(4)
Long-term loan due to related parties	239	222

Note 36 - Supplementary cash flow information

The table below summarizes the non-cash investing and financing activities relating to the periods presented:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017
Non-cash investing activities
Sale of rigs and equipment (1)	—	—	—	103
Proceeds from repayment of short-term loan from related parties due to Seadrill Partners insulation from Seadrill Limited (2)	—	—	—	109
Derecognition of Sevan Developer newbuild asset (3)	—	—	—	620
Derecognition of Sevan Developer construction obligation (3)	—	—	—	(526)

Non-cash financing activities
Repayment of debt following sale of rigs and equipment (1)	—	—	—	(103)
Repayment of debt following insulation of Seadrill Partners from Seadrill Limited (3)	—	—	—	(109)
Dividend to non-controlling interests in VIEs (4)	—	—	—	(14)

(1)
During the year ended December 31, 2017 (Predecessor), we completed the sale of the West Triton, West Resolute and West Mischief to Shelf Drilling, receiving cash consideration of $122 million. This comprised sales value of $225 million offset by $103 million of debt repayments. Refer to Note 9 - Other operating items for further information.

(2)
During the year ended December 31, 2017 (Predecessor), Seadrill Partners amended certain credit facilities to insulate itself from Seadrill Limited. This resulted in a $109 million repayment in respect to the $440 million secured debt facility. Refer to Note 31 - Related party transactions for further information on related party transactions.

(3)
During the year ended December 31, 2017 (Predecessor), Sevan and Cosco agreed to defer the Sevan Developer delivery period until June 30, 2020. The contract amendment included a contract termination clause for Cosco and therefore it was deemed that Sevan had lost control of the asset and therefore derecognized the newbuild asset, which was held at $620 million, construction obligation held at $526 million, and accrued interest and other liabilities held at $19 million, resulting in a net loss on disposal of $75 million. Refer to Note 9 – Other operating items for further information.

(4)	During the years ended December 31, 2017, the Ship Finance VIEs declared dividends payable to Ship Finance. Refer to Note 35 - Variable interest entities for further information.

Note 37 – Subsequent Events

Archer convertible note

On March 13, 2020, Archer announced that it had successfully secured a consensual amendment and extension to its debt facilities. This included a reduction to the principal and interest on the convertible loan due to us from Archer, in exchange for a reduced stock conversion price and removal of certain restrictions regarding the sale or conversion of the loan (see Note 31 - "Related party transactions" for details of loan). Following the amendment, the principal due on the loan would be $13 million and the stock conversion price would decrease from $2.083 per share to $0.40. The maturity date of the loan would also extend to April 1, 2024. The transaction is subject to execution of final agreements and completion of closing conditions.