Form 20-F
period 2020-12-31
Seadrill Ltd
filed 2021-03-19
CIK 1737706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ____ to ____

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 333-224459

SEADRILL LIMITED
(Exact name of Registrant as specified in its charter)

Bermuda
(Jurisdiction of incorporation or organization)

Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda
(Address of principal executive offices)

Colleen Simmons Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda Tel: +1 (441) 295-9500, Fax: +1 (441) 295-3494
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol	Name of exchange on which registered

None	None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Common shares $0.10 par value

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As at December 31, 2020, there were 100,384,435 common shares, par value $0.10 per share, of the Registrant’s common shares issued and outstanding.
Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual report or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit the files).

☒ Yes	☐ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP

☐ International Financial Reporting Standards as issued by the International Accounting Standards Board

☐ Other

If "Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.

☐ Item 17

☐ Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

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

In addition to these important factors and matters discussed elsewhere in this annual report, and in the documents incorporated by reference to this report, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•the impact of active negotiations, contingency planning efforts, rulings and outcomes with respect to a comprehensive restructuring of our debt under Chapter 11 Proceedings with the U.S. Bankruptcy Court for Southern District of Texas, the outcome of which is uncertain.
•our ability to maintain relationships with suppliers, customers, employees and other third parties as a result of our Chapter 11 filing and the related increased performance and credit risks associated with our constrained liquidity position and capital structure;
•our ability to maintain and obtain adequate financing to support our business plans post-emergence from Chapter 11;
•the length of time that we will operate under Chapter 11 protection;
•risks associated with third-party motions in the Chapter 11 Proceedings that may interfere with the solicitation and ability to confirm and consummate a plan of reorganization;
•factors related to the offshore drilling market, including volatility and changes in oil and gas prices and the state of the global economy on market outlook for our various geographical operating sectors and classes of rigs;
•the COVID-19 global pandemic, the related public health measures implemented by governments worldwide and the decline in oil prices during 2020, including the duration and severity of the outbreak, the duration of the price and demand decline and the extent of disruptions to our operations.
•the impact of global economic conditions, including potential trade wars;
•supply and demand for drilling units, changes in new technology and competitive pressure on utilization rates and dayrates;
•the dispute over production levels among members of the Organization of Petroleum Exporting Countries and other oil and gas producing nations;
•customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations;
•the repudiation, nullification, modification or renegotiation of drilling contracts;
•delays in payments by, or disputes with, our customers under our drilling contracts or the outcome of litigation, legal proceedings, investigations or other claims or contract disputes;
•fluctuations in the market value of our drilling units and the amount of debt we can incur under certain covenants in our debt financing agreements;
•potential additional asset impairments;
•our liquidity and the adequacy of cash flows for our obligations;
•downtime and other risks associated with offshore rig operations and ability to successfully employ our drilling units;
•our ability to procure or have access to financing;
•our expected debt levels;
•the impact of the operating and financial restrictions imposed by covenants in our debt agreements;
•our ability to satisfy our obligations, including certain covenants, under our debt agreements and, if needed, to raise new capital or refinance our existing indebtedness;
•the ability of our affiliated or related companies to service their debt requirements and comply with the provisions contained in their loan agreements;
•credit risks of our key customers;

•political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, public health threats, piracy, corruption, significant governmental influence over many aspects of local economies, or the seizure, nationalization or expropriation of property or equipment;
•the concentration of our revenues in certain geographical jurisdictions;
•limitations on insurance coverage, such as war risk coverage, in certain regions;
•any inability to repatriate income or capital;
•the operation and maintenance of our drilling units, including complications associated with repairing and replacing equipment in remote locations and maintenance costs incurred while idle;
•newbuildings, upgrades, shipyard and other capital projects, including the completion, delivery and commencement of operation dates;
•import-export quotas;
•wage and price controls and the imposition of trade barriers;
•our ability to attract and retain skilled personnel on commercially reasonable terms, whether due to labor regulations, unionization, or otherwise, or to retain employees, customers or suppliers as a result of our financial condition generally or as a result of the Chapter 11 Proceedings;
•internal control risk due to significant employee reductions;
•regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activity, changing taxation policies and other forms of government regulation and economic conditions that are beyond our control;
•the level of expected capital expenditures, our expected financing of such capital expenditures, and the timing and cost of completion of capital projects;
•fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or US monetary policy;
•future losses generated from investments in associated companies or receivable balances held with associated companies;
•tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, including those associated with our activities in Bermuda, Brazil, Norway, the United Kingdom, Nigeria, Mexico and the United States;
•legal and regulatory matters, including the results and effects of legal proceedings, and the outcome and effects of internal and governmental investigations;
•hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by governmental authorities, third parties or customers and the suspension of operations;
•customs and environmental matters and potential impacts on our business resulting from climate-change or greenhouse gas legislation or regulations, and the impact on our business from climate-change related physical changes or changes in weather pattern;
•the occurrence of cybersecurity incidents, attacks or other breaches to our information technology systems, including our rig operating systems;
•our decision to voluntarily withdraw our common shares from listing on the New York Stock Exchange; and
•other important factors described from time to time in the reports filed or furnished by us with the SEC.

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

We qualify all of our forward-looking statements by these cautionary statements. See Item 3.D. - "Risk Factors". You should read this report and the documents that we have filed as exhibits to this report completely and with the understanding that our actual future results may be materially different from our expectations.

PART I.

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Except where the context otherwise requires or where otherwise indicated, the terms “Seadrill”, “the Group”, “we”, “us”, “our”, “the Company” and “our Business” refer to either Seadrill Limited, any one or more of its consolidated subsidiaries, or to all such entities, and, for periods before emergence from the Previous Chapter 11 Proceedings on July 2, 2018, to Old Seadrill Limited, any one or more of its consolidated subsidiaries, or to all such entities.
References to the term “Successor” refers to the financial position and results of operations of Seadrill after July 2, 2018. This is also applicable to terms “Seadrill”, “the Group”, “we”, “us”, “our”, “the Company” or “our Business” in context of events after emergence from the Previous Chapter 11 Proceedings on July 2, 2018. References to the term "the 2018 Successor period" refers to the period from July 2, 2018 to December 31, 2018. References to the term "the year ended 2019" refers to the year ended December 31, 2019. References to the term "the year ended 2020" refers to the year ended December 31, 2020.
References to the term “Predecessor” refers to the financial position and results of operations of Seadrill prior to, and including, July 1, 2018. This is also applicable to terms “Seadrill”, “the Group”, “we”, “us”, “our”, “the Company” or “our Business” in context of events before emergence from the Previous Chapter 11 Proceedings on July 2, 2018. References to the term "the 2018 Predecessor period" refers to the period from January 1, 2018 to July 1, 2018 .
Unless otherwise indicated or the context otherwise requires, references in this report to the terms below have the following meanings:
•“AOD” means Asia Offshore Drilling Limited, an exempted company limited by shares incorporated under the laws of Bermuda with registration number 44712.
•"Archer" means Archer Limited, a global oilfield service company that specializes in drilling and well services. We have a 15.7% ownership interest in the company.
•“Bankruptcy Court” means the United States Bankruptcy Court for the District of South Texas Division;
•“Centerbridge” means Centerbridge Credit Partners L.P. and certain of its affiliates;
•“Chapter 11 Proceedings” means reorganization proceedings under Chapter 11 of Title 11 of the United States Code.
•“Commitment Parties” means each commitment party to the Investment Agreement;
•“Companies Act” means the Companies Act 1981 of Bermuda, as amended from time to time;
•“Debtors” means Seadrill Limited and certain of its subsidiaries which filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court;
•“Effective Date” means the date of the Debtors’ emergence from bankruptcy proceedings in accordance with the terms and conditions of the Plan;
•“Employee Incentive Plan” means the employee incentive plan that was implemented by Seadrill pursuant to the terms of the Plan which, among other things, reserves an aggregate of 10 percent of the Shares, on a fully diluted, fully distributed basis, for grants made from time to time to employees of Seadrill and its subsidiaries and otherwise contain terms and conditions (including with respect to participants, allocation, structure, and timing of issuance) generally consistent with those prevailing in the market at the discretion of the board of directors of Seadrill;
•“Exchange Act” means the Securities Exchange Act of 1934, as amended;
•"Fintech" means Fintech Investment Limited, our joint venture partner for SeaMex;
•“Global Settlement” refers to the settlement announced by the Debtors on February 26, 2018 with an ad-hoc group of unsecured bond holders, the official committee of unsecured creditors and other major creditors. This is described under the heading “Previous Chapter 11 Reorganization" in Item 5;
•"Gulf Drilling International" or "GDI" refers to our joint venture partner for Gulfdrill;
•"Gulfdrill" means Gulfdrill LLC, a limited liability company formed under the companies regulations of Qatar with QFC number 00770;
•"Heirs Holdings" refers to HH Global Alliance Investments Limited, a company registered in Nigeria that owns a non-controlling interest in one of our subsidiaries, Seadrill Nigeria Offshore Limited.

•“Hemen” means Hemen Holding Limited, a Cyprus holding company with registration number HE87804 and Hemen Investments Limited, a Cyprus holding company with registration number HE371665;
•“IHCo” means Seadrill Investment Holding Company Limited, an exempted company limited by shares incorporated under the laws of Bermuda with registration number 53437;
•“Investment Agreement” means the investment agreement described under the heading “Previous Chapter 11 Reorganization" in Item 5
•"Mermaid" means Mermaid International Ventures, who used to have a 33.76% ownership interest in AOD;
•"NODL" means: Northern Drilling Ltd, listed on the Oslo Stock Exchange under the trading symbol "NODL";
•"NOL" means Northern Ocean Ltd, listed on the Norwegian Over The Counter under the trading symbol "NOL";
•"Northern Drilling" means both NODL and NOL;
•“NSNCo” means Seadrill New Finance Limited, an exempted company limited by shares incorporated under the laws of Bermuda with registration number 53541, formed in connection with the Reorganization and the issuer of the Senior Secured Notes;
•“NYSE” means the New York Stock Exchange;
•“Old Seadrill Limited” or the “Predecessor Company” means Seadrill Limited, an exempted company limited by shares incorporated under the laws of Bermuda with registration number 36832. Old Seadrill Limited was the parent company of Seadrill prior to its emergence from bankruptcy in 2018;
•“OSE” means the Oslo Stock Exchange;
•“Plan” means the Second Amended Joint Chapter 11 Plan (as modified) of Reorganization, what was filed with the Bankruptcy Court on February 26, 2018 and confirmed by the Bankruptcy Court on April 17, 2018;
•“Previous Chapter 11 Proceedings” mean the Chapter 11 cases commenced on September 12, 2017 in the United States Bankruptcy Court of the Southern District of Texas;
•“Reorganization” means the transactions described under the heading “Chapter 11 Reorganization” in Item 4A and those transactions contemplated by the Plan;
•“RigCo” means Seadrill Rig Holding Company Limited, an exempted company limited by shares incorporated under the laws of Bermuda with registration number 53436;
•“RSA” means the restructuring support and lock-up agreement that the Debtors entered with a group of bank lenders, bondholders, certain other stakeholders and new investors on September 12, 2017. This is described under the heading "Previous Chapter 11 Reorganization" in Item 5;
•“Sapura Energy” means Sapura Energy Berhad. We previously held an investment in Sapura Energy. Sapura Energy is also our joint venture partner for Seabras Sapura;
•“Seabras Sapura” refers to our joint venture with Sapura Energy. We refer to our investments in Seabras Sapura Participacoes SA and Seabras Sapura Holding GmbH together as “Seabras Sapura”;
•“Seadrill Limited” or the “Successor Company” means Seadrill Limited (formerly known as “New SDRL Limited”), an exempted company limited by shares incorporated under the laws of Bermuda with registration number 53439. Seadrill Limited has been the parent company of the Group since its emergence from bankruptcy in 2018;
•“Seadrill Partners” means Seadrill Partners, LLC, a limited liability company formed under the Laws of the Republic of The Marshall Islands with registration number 962166;
•“SeaMex” means SeaMex Limited, a limited liability company formed under the Laws of Bermuda with registration number 48115;
•“Senior Secured Notes” means the Senior Secured Notes issued by NSNCo in connection with the Reorganization;
•"Shares" means common shares, par value $0.10 per share, of Seadrill Limited;
•"Ship Finance" means SFL Corporation Ltd, formerly Ship Finance International Limited;
•"Ship Finance SPVs" refer to the legal subsidiaries of SFL Corporation Ltd that own the semi-submersible rigs West Taurus and West Hercules and the jack-up rig West Linus. These companies were consolidated by Seadrill until December 15, 2020;
•"Sonadrill" refers to Sonadrill Holding Ltd, a limited liability company registered in England with registration number 11922814; and
•"Sonangol" refers to Sonangol EP, our joint venture partner for Sonadrill.

Throughout the report we refer to customers, suppliers and other key partners by the names they are commonly known by instead of their full legal names.

References in this annual report to “Total”, “Petrobras”, “ExxonMobil”, “LLOG”, “Saudi Aramco”, “ConocoPhillips” and “Equinor” refer to our key customers Total S.A., Petroleo Brasileiro S.A., Exxon Mobil Corporation, LLOG Exploration Company LLC, Saudi Arabian Oil Company, ConocoPhillips and Equinor ASA, respectively.

References in this annual report to “Dalian” refers to the shipyard "Dalian Shipbuilding Industry Offshore Co., Ltd."

Unless otherwise indicated, all references to “US$” and “$” in this annual report are to, and amounts are presented in, US dollars. All references to “€” are to euros, all references to “£” or “GBP” are to pounds sterling, all references to “NOK” are to Norwegian krone and all references to “SEK” are to Swedish krona.

A.SELECTED FINANCIAL DATA
Our selected Statement of Operations and other financial data with respect to the fiscal years ended December 31, 2020 and 2019, the 2018 Successor period, and the 2018 Predecessor period and our selected balance sheet data as at December 31, 2020 and 2019 have been derived from our Consolidated Financial Statements included in Item 18 of this annual report, or the Consolidated Financial Statements, which have been prepared in accordance U.S. GAAP.
Our selected Statement of Operations and other financial data with respect to the fiscal years ended December 31, 2017 and 2016 and our selected balance sheet data as of December 31, 2018, 2017 and 2016 have been derived from the Consolidated Financial Statements that are not included herein.
The following table should be read in conjunction with Item 5 - "Operating and Financial Review and Prospects” and the Consolidated Financial Statements and notes thereto, which are included herein. Our Consolidated Financial Statements are maintained in U.S. dollars. We refer you to the notes to the Consolidated Financial Statements for a discussion of the basis on which the Consolidated Financial Statements are prepared, and we draw your attention to the statement regarding the application of fresh start accounting as described in Note 1 - "General information" to the Consolidated Financial Statements included herein.
The below table summarizes certain line items from the Consolidated Statements of Operations for the last five fiscal years.

	Successor			Predecessor
(In $ millions except common share and per share data)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Statement of Operations Data:
Total operating revenues	1,059	1,388	541	712	2,088	3,169
Net operating (loss)/ income	(4,482)	(295)	(175)	(613)	(728)	1,026
Net loss	(4,663)	(1,222)	(605)	(3,885)	(3,102)	(155)
Loss per share, basic and diluted	(46.43)	(12.18)	(6.02)	(7.71)	(5.89)	(0.36)
The below table summarizes certain line items from the consolidated balance sheets for the last five fiscal years.

	Successor			Predecessor
(In $ millions except common share and per share data)	December 31,			December 31,
	2020	2019	2018	2017	2016
Balance Sheet Data (at end of period):
Cash and cash equivalents, including restricted cash	723	1,357	1,542	1,255	1,368
Drilling units	2,120	6,401	6,659	13,216	14,276
Newbuildings	—	—	—	248	1,531
Investment in associated companies	248	389	800	1,473	2,168
Total assets	3,961	9,279	10,848	17,982	21,666
Long-term debt (including current portion) (1)	6,177	6,623	6,914	8,699	9,514
Common share capital	10	10	10	1,008	1,008
Total (deficit)/equity	(3,140)	1,793	3,035	6,959	10,063
Common shares outstanding (in millions)	100	100	100	505	504
Weighted average common shares outstanding (in millions)	100	100	100	505	501
(1)Includes $7,705 million of debt classified as liabilities subject to compromise in 2017.

The below table summarizes certain line items from the consolidated cashflow statements for the last five fiscal years.

	Successor			Predecessor
(In $ millions except common share and per share data)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Statement of Cash Flows data:
Operating cash flows	(420)	(256)	(26)	(213)	399	1,184
Investing cash flows	(32)	(26)	61	149	358	354
Financing cash flows	(163)	(367)	(208)	887	(846)	(1,405)
Capital expenditure (1)	(148)	(162)	(98)	(127)	(150)	(231)
(1) Capital expenditures include additions to drilling units and equipment, additions to newbuildings, as well as payments for long-term maintenance.

B.CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Our assets are primarily engaged in offshore contract drilling for the oil and gas industry in benign and harsh environments worldwide, including ultra-deepwater environments. The following risks principally relate to the industry in which we operate and our business in general. Other risks relate principally to the market for and ownership of our securities and our emergence from bankruptcy. The occurrence of any of the events described in this section could materially and negatively affect our business, financial condition, operating results, cash available for the payment of dividends or the trading price of our Shares. Unless otherwise indicated, all information concerning our business and our assets is as of December 31, 2020. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

SUMMARY OF RISK FACTORS

Risks Relating to Our Chapter 11 Proceedings

•We and a substantial number of our consolidated subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code, and we are subject to the risks and uncertainties associated with such bankruptcy proceedings.
•We may not be able to obtain Bankruptcy Court confirmation of the plan of reorganization or may have to modify the terms of the plan of reorganization
•We may have insufficient liquidity for our business operations during the Chapter 11 Proceedings.
•Any plan of reorganization that we may implement will be based in large part upon assumptions and analyses developed by us. If these assumptions and analyses prove to be incorrect, our plan may not be successful in its execution.
•In certain instances, a chapter 11 case may be converted to a case under chapter 7 of the Bankruptcy Code.
•Trading in our securities during the term of the Chapter 11 Proceedings is highly speculative and poses substantial risks.

Risks Relating to Our Company and Industry

•The success and growth of our business depend on the level of activity in the offshore oil and gas industry generally, and the drilling industry specifically, which are both highly competitive and cyclical, with intense price competition.
•Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted.
•Our contract backlog for our fleet of drilling units may not be realized.
•We may not be able to renew or obtain new and favorable contracts for our drilling units whose contracts have expired or have been terminated.
•The market value of our drilling units may decrease.
•Our business and operations involve numerous operating hazards, and in the current market we are increasingly required to take additional contractual risk in our customer contracts and we may not be able to procure insurance to adequately cover potential losses.
•We rely on a small number of customers and our results of operations could be materially adversely affected if any of our major customers fail to compensate us for our services or if we lose a significant customer contract.

•Our drilling contracts contain fixed terms and day-rates, and consequently we may not fully recoup our costs in the event of a rise in expenses, including reactivation, operating and maintenance costs.
•We may be unable to obtain, maintain, and/or renew permits necessary for our operations or experience delays in obtaining such permits including the class certifications of rigs.
•The international nature of our operations involves additional risks including foreign government intervention in relevant markets, for example in Brazil.
•Compliance with, and breach of, the complex laws and regulations governing international trade could be costly, expose us to liability and adversely affect our operations.
•We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.
•Failure to comply with international anti-corruption legislation, including the U.S. Foreign Corrupt Practices Act 1977 or the U.K. Bribery Act 2010, could result in fines, criminal penalties, damage to our reputation and drilling contract terminations.
•If our drilling units are located in countries that are subject to, or targeted by, economic sanctions, export restrictions, or other operating restrictions imposed by the United States, the United Kingdom, European Union or other governments, our reputation and the market for our debt and common shares could be adversely affected.
•We have suffered, and may continue to suffer, losses through our investments in other companies in the offshore drilling and oilfield services industry, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
•Our ability to operate our drilling units in the U.S. Gulf of Mexico could be impaired by governmental regulation, particularly in the aftermath of the moratorium on offshore drilling in the U.S. Gulf of Mexico, and regulations adopted as a result of the investigation into the Macondo well blowout.
•Failure to obtain or retain highly skilled personnel, and to ensure they have the correct visas and permits to work in the locations in which they are required, could adversely affect our operations.
•Labor costs and our operating restrictions that apply could increase following collective bargaining negotiations and changes in labor laws and regulations.
•Climate change and the regulation of greenhouse gases could have a negative impact on our business.
•Our drilling contracts with national oil companies may expose us to greater risks than we normally assume in drilling contracts with non-governmental customers.
•The COVID-19 pandemic and recent developments in the oil and gas industry could adversely impact our financial condition and results of operations.

Risks Relating to Our Shareholders

•The price of the Shares may be volatile or may decline regardless of our operating performance, and investors may not be able to resell the Shares at or above their initial purchase price.
•The market price of our Shares has fluctuated widely and may fluctuate widely in the future.
•We voluntarily delisted our Shares from the NYSE which could reduce the liquidity and market price of our shares.
•Substantial sales of or trading in the Shares could occur, which could cause the share price to be adversely affected.
•We may pay little or no dividends on the Shares.
•U.S. tax authorities may treat us as a “passive foreign investment company” for U.S. federal income tax purposes, which may have adverse tax consequences for U.S. shareholders.
•Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have.
•Trading on the OTCQX may be volatile and sporadic, which could depress the market price of our Shares and make it difficult for our shareholders to resell their Shares.
•Certain shareholders have the right to appoint directors to the Board of Directors and their interests may not coincide with other investors’ interests.
•Our Bye-Laws limit shareholders’ ability to bring legal action against its officers and directors.
•Investors with Shares registered in a nominee account will need to exercise voting rights through their nominee.

General Risk Factors

•The economic effects of “Brexit” may affect relationships with existing and future customers and could have an adverse impact on our business and results of operations.
•We may recognize impairments on long-lived assets, including goodwill and other intangible assets, or recognize impairments on our equity method investments.
•Interest rate fluctuations could affect our earnings and cash flows.
•Fluctuations in exchange rates and the non-convertibility of currencies could result in losses to us.
•A change in tax laws in any country in which we operate could result in higher tax expense.
•A loss of a major tax dispute or a successful tax challenge to our operating structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries could result in a higher taxes on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.
•A change in laws and regulations in any country in which we operate could have a negative impact on our business.
•We may be subject to litigation, arbitration, other proceedings and regulatory investigations that could have an adverse effect on us.
•If we fail to comply with requirements relating to internal control over financial reporting our business could be harmed and our common share price could decline.

•Data protection and regulations related to privacy, data protection and information security could increase our costs, and our failure to comply could result in fines, sanctions or other penalties, which could materially and adversely affect our results of operations, as well as have an impact on our reputation.
Risks Relating to Our Chapter 11 Proceedings
We and a substantial number of our consolidated subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code, and we are subject to the risks and uncertainties associated with such bankruptcy proceedings.
On February 7, 2021, Asia Offshore Drilling Limited and four affiliated entities each filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas. On February 10, 2021 (the “Petition Dates”), Seadrill Limited and additional subsidiaries each filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. Seadrill Limited has also commenced parallel liquidation proceedings in Bermuda and on February 12, 2021, the Bermuda Supreme Court ordered the appointment of Joint Provisional Liquidators under Bermuda law to oversee the Chapter 11 Proceedings together with the Board of Directors of the Company.
We are subject to a number of risks and uncertainties associated with the Chapter 11 Proceedings, which may lead to potential adverse effects on our liquidity, results of operations or business prospects. We cannot assure you of the outcome of the Chapter 11 Proceedings. Risks associated with the Chapter 11 Proceedings include the following:
•our ability to continue as a going concern;
•our ability to obtain bankruptcy court approval with respect to motions in the Chapter 11 Proceedings and the outcomes of bankruptcy court rulings of the proceedings in general;
•our ability to comply with and to operate under the cash collateral order and any cash management orders entered by the Bankruptcy Court;
•the length of time we will operate under the Chapter 11 Proceedings and our ability to successfully emerge, including with respect to obtaining any necessary regulatory approvals and to complete certain corporate reorganizations;
•our ability to negotiate, confirm and consummate a plan of reorganization with respect to the Chapter 11 Proceedings;
•risks associated with the actions and decisions of our creditors, third party motions, proceedings and litigation in the Chapter 11 Proceedings;
•the ability to maintain sufficient liquidity throughout the Chapter 11 Proceedings;
•increased costs related to the bankruptcy filing, operating in Chapter 11 and other litigation;
•the ability of third parties to seek and obtain Bankruptcy Court approval to convert the Chapter 11 Proceedings to Chapter 7 Proceedings;
•our ability to manage contracts that are critical to our operation, and to obtain and maintain appropriate credit and other terms with customers, suppliers and service providers;
•our ability to attract, retain and motivate key employees;
•our ability to obtain sufficient financing to allow us to emerge from bankruptcy and execute our business plan post-emergence;
•our ability to obtain the necessary debt and equity financing as described in our investment agreement;
•the disposition or resolution of all pre-petition claims against us; and
•our ability to maintain our relationships with our suppliers, service providers, customers, employees, and other third parties.
The Chapter 11 Proceedings limit the flexibility of our management team in running the Debtors’ business and has consumed and will continue to consume a substantial portion of the time and attention of our management team.
While we operate our business as debtors-in-possession under supervision by the Bankruptcy Court, we are required to obtain the approval of the Bankruptcy Court with respect to our business, including activities and transactions that are outside the ordinary course of business. Bankruptcy Court approval of non-ordinary course activities entails preparation and filing of appropriate motions with the Bankruptcy Court, negotiation with various parties-in-interest, including any statutory committees appointed in our Chapter 11 Proceedings, and one or more hearings. Such committees and parties-in-interest may be heard at any Bankruptcy Court hearing and may raise objections with respect to these motions. This process could delay major transactions and limit our ability to respond quickly to opportunities and events in the marketplace. Furthermore, in the event the Bankruptcy Court does not approve a proposed activity or transaction, we could be prevented from engaging in activities and transactions that we believe are beneficial to us.
Additionally, the terms of the cash collateral order entered by the Bankruptcy Court will limit our ability to undertake certain business initiatives. These limitations may include, among other things, our ability to:
•sell assets outside the normal course of business;
•consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;
•grant liens;

•incur debt for borrowed money outside the ordinary course of business; and
•finance our operations, investments or other capital needs or to engage in other business activities that would be in our interests.
Additionally, while the Chapter 11 Proceedings continue, our management will be required to spend a significant amount of time and effort focusing on the Chapter 11 Proceedings instead of focusing exclusively on our business operations. This diversion of attention may have a material adverse effect on the conduct of our business, and, as a result, our financial condition and results of operations, particularly if the Chapter 11 Proceedings are protracted.
The Chapter 11 Proceedings and operating under Bankruptcy Court protection for a long period may disrupt our business and may materially and adversely affect our operations.
We have attempted to minimize the adverse effect of the Chapter 11 Proceedings on our relationships with our employees, suppliers, customers and other parties. Nonetheless, our relationships with our customers, suppliers and employees may be adversely impacted by negative publicity and our operations could be materially and adversely affected. In addition, the Chapter 11 Proceedings could negatively affect our ability to attract new employees and retain existing high performing employees or executives, which could materially and adversely affect our operations.
We may be subject to claims that will not be discharged in the Chapter 11 Proceedings.
The Bankruptcy Code provides that the confirmation of a plan of reorganization may discharge a debtor from debts arising prior to the Petition Date. All claims that arose before the Petition Date are subject to compromise and/or treatment under a plan of reorganization. The Bankruptcy Code excepts certain pre-petition claims from discharge for corporate debtors, including certain debts owed to governmental entities obtained by, among other things, false representations or actual fraud. Any claims not ultimately discharged through a plan of reorganization could be asserted against the reorganized entities and may have an adverse effect on their financial condition and results of operations on a post-reorganization basis.
We may not be able to obtain Bankruptcy Court confirmation of the plan of reorganization or may have to modify the terms of the plan of reorganization
We may not receive the accepting votes necessary to confirm the plan of reorganization. As previously noted, we do not have a restructuring support agreement and therefore the outcome of creditor support for a Chapter 11 plan is unknown. Even if approved by each class of holders of claims and interests entitled to vote (a “Voting Class”), the Bankruptcy Court may, as a court of equity, exercise substantial discretion and could choose not to confirm the plan. Bankruptcy Code Section 1129 requires, among other things, a showing that confirmation of the plan will not be followed by liquidation or the need for further financial reorganization for the Debtors, and that the value of distributions to dissenting holders of claims and interests will not be less than the value such holders would receive if the Debtors liquidated under Chapter 7 of the Bankruptcy Code. Although we believe that the plan will satisfy such tests, there can be no assurance that the Bankruptcy Court will reach the same conclusion.
We may have insufficient liquidity for our business operations during the Chapter 11 Proceedings.
Although we believe that we will have sufficient liquidity to operate our businesses during the pendency of the Chapter 11 Proceedings, there can be no assurance that the revenue generated by our business operations and cash made available to us under the cash collateral order or otherwise in our restructuring process will be sufficient to fund our operations, especially as we expect to incur substantial professional and other fees related to our restructuring. We have not made arrangements for financing in the form of a debtor-in-possession credit facility, or DIP facility. In the event that revenue flows and other available cash are not sufficient to meet our liquidity requirements, we may be required to seek additional financing. There can be no assurance that such additional financing would be available or, if available, offered on terms that are acceptable. If, for one or more reasons, we are unable to obtain such additional financing, we could be required to seek a sale of the company or certain of its material assets or our businesses and assets may be subject to liquidation under Chapter 7 of the Bankruptcy Code, and we may cease to continue as a going concern.
Any plan of reorganization that we may implement will be based in large part upon assumptions and analyses developed by us. If these assumptions and analyses prove to be incorrect, our plan may not be successful in its execution.
Any plan of reorganization that we may implement could affect both our capital structure and the ownership, structure and operation of our businesses and will reflect assumptions and analyses based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we consider appropriate under the circumstances. Whether actual future results and developments will be consistent with our expectations and assumptions depends on a number of factors, including but not limited to (i) our ability to substantially change our capital structure, (ii) our ability to restructure our corporate organization, (iii) our ability to obtain adequate liquidity and financing sources, (iv) our ability to maintain customers’ confidence in our viability as a continuing entity and to attract and retain sufficient business from them, (v) our ability to retain key employees and (vi) the overall strength and stability of general economic conditions in the global markets. The failure of any of these factors could materially adversely affect the successful reorganization of our businesses.
In addition, any plan of reorganization will rely upon financial projections, including with respect to revenues, EBITDA, net income, debt service and cash flows. Financial forecasts are necessarily speculative, and it is likely that one or more of the assumptions and estimates that are the basis of these financial forecasts will not be accurate. In our case, the forecasts will be even more speculative than normal, because they may involve fundamental changes in the nature of our capital structure and our corporate structure. Accordingly, we expect that our actual financial condition and results of operations will differ, perhaps materially, from what we have anticipated. Consequently, there can be no assurance that the results or developments contemplated by any plan of reorganization we may implement will occur or, even if they do occur, that they will have the anticipated effects on us and our subsidiaries or our businesses or operations. The failure of any such results or developments to materialize as anticipated could materially adversely affect the successful execution of any plan of reorganization.
As a result of the Chapter 11 Proceedings, realization of assets and liquidation of liabilities are subject to uncertainty.
While operating under the protection of the Bankruptcy Code, and subject to Bankruptcy Court approval or otherwise as permitted in the normal course of business, we may sell or otherwise dispose of assets and liquidate or settle liabilities for amounts other than those reflected in our consolidated financial statements.
As a result of the Chapter 11 Proceedings, our historical financial information may not be indicative of our future financial performance.
Our capital structure and our corporate structure will likely be altered under any plan of reorganization ultimately confirmed by the Bankruptcy Court. Under fresh-start reporting rules that may apply to us upon the effective date of a plan of reorganization, our assets and liabilities would be adjusted to fair values and our accumulated deficit would be restated to nil. Accordingly, if fresh-start reporting rules apply, our financial condition and results of operations following our emergence from Chapter 11 Proceedings would not be comparable to the financial condition and results of operations reflected in our historical financial statements. In connection with the Chapter 11 Proceedings and the development of a plan of reorganization, it is also possible that additional restructuring and related charges may be identified and recorded in future periods. Such charges could be material to the consolidated financial position and results of operations in any given period.
In certain instances, a Chapter 11 case may be converted to a case under Chapter 7 of the Bankruptcy Code.
Upon a showing of cause, the Bankruptcy Court may convert the Chapter 11 Proceedings to cases under Chapter 7 of the Bankruptcy Code. In such event, a Chapter 7 trustee would be appointed or elected to liquidate our assets and the assets of our subsidiaries for distribution in accordance with the priorities established by the Bankruptcy Code. We believe that liquidation under Chapter 7 would result in significantly smaller distributions being made to our creditors than those provided for in a plan of reorganization because of (1) the likelihood that the assets would have to be sold or otherwise disposed of in a distressed fashion over a short period of time rather than in a controlled manner and as a going concern, (2) additional administrative expenses involved in the appointment of a Chapter 7 trustee, and (3) additional expenses and claims, some of which would be entitled to priority, that would be generated during the liquidation in connection with a cessation of operations.
Trading in our securities during the term of the Chapter 11 Proceedings is highly speculative and poses substantial risks.
Trading in securities of an issuer in bankruptcy is extremely speculative, and there is a very significant risk that investors will lose all or a substantial portion of their investment. We can provide no assurances of recovery for holders of equity or that a plan will be confirmed and consummated, whether such certain circumstances will arise and the amount of any recoveries. Therefore it is impossible to predict at this time whether holders of our debt securities or our equity securities will receive any distribution with respect to, or be able to recover any portion of, their investments. Trading prices for our securities may bear little or no relationship to actual recovery, if any, by holders thereof during the term of the Chapter 11 Proceedings.
We caution and urge existing and future investors to carefully consider the significant risks with respect to investments in our securities.
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
Oil and gas prices are extremely volatile and are affected by numerous factors beyond our control, including, but not limited to, the following:
•worldwide production of, and demand for, oil and gas and geographical dislocations in supply and demand;
•the cost of exploring for, developing, producing and delivering oil and gas;
•expectations regarding future energy prices and production;
•advances in exploration, development and production technology;
•the ability or willingness of the Organization of the Petroleum Exporting Countries, or OPEC, and other non-member nations, including Russia, to set and maintain levels of production and pricing;
•the decision of OPEC or other non-member nations to abandon production quotas and/or member-country quota compliance within OPEC agreements;
•the level of production in non-OPEC countries;
•international sanctions on oil-producing countries, or the lifting of such sanctions;
•government regulations, including restrictions on offshore transportation of oil and natural gas;
•local and international political, economic and weather conditions;
•domestic and foreign tax policies;

•the development and exploitation of alternative fuels and unconventional hydrocarbon production, including shale;
•worldwide economic and financial problems and the corresponding decline in the demand for oil and gas and, consequently, our services;
•the policies of various governments regarding exploration and development of their oil and gas reserves, accidents, severe weather, natural disasters and other similar incidents relating to the oil and gas industry; and
•the worldwide political and military environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East, Eastern Europe or other geographic areas or further acts of terrorism in the United States, Europe or elsewhere.

Decreases in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, have negatively affected and could continue to negatively affect our future performance. Brent bottomed out at $9 a barrel in April 2020 before a recovery in oil and gas prices towards the end of 2020 with Brent reaching $52 a barrel at December 31, 2020. However, there is no guarantee the price recovery will be sustained going forward and prices can fluctuate significantly in the future. While the outlook has improved substantially as a result of the development of effective vaccines and agreed production cuts between OPEC members and Russia, demand has recovered at a slower pace than initially expected, and demand levels remain significantly below those levels reached in late 2019 before the COVID-19 pandemic as the market continues to be oversupplied. Uncertainty remains around the timing and speed of a global economic recovery and therefore the timing of any increase in oil demand, although the Company anticipates some degree of market recovery by mid-2022. Since the supply of rigs in the market still outweighs demand there will continue to be a dampening effect on utilization levels and dayrates across all segments in 2021. However, the Company anticipates that it will continue to see accelerated retirement of older, and long-term stacked assets coupled with an expected increase in demand in late 2021, and this should go towards addressing the imbalance between demand and supply.

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

In addition to oil and gas prices, the offshore drilling industry is influenced by additional factors, which could reduce demand for our services and adversely affect our business, including, but not limited to, the following:

•the availability and quality of competing offshore drilling units;
•the availability of debt financing on reasonable terms;
•the level of costs for associated offshore oilfield and construction services;
•oil and gas transportation costs;
•the level of rig operating costs, including crew and maintenance;
•the discovery of new oil and gas reserves;
•the political and military environment of oil and gas reserve jurisdictions; and
•regulatory restrictions on offshore drilling.

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
The oil and gas drilling industry is cyclical but has been in a prolonged down cycle since 2014 and uncertainty remains around the timing and speed of any increase in oil demand, although the Company anticipates some degree of market recovery by mid-2022.

If we are unable to secure contracts for our drilling units upon the expiration of our existing contracts, we may stack our units. When idled or stacked, drilling units do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items. As of December 31, 2020, we had 5 “warm stacked” units (3 of which are future contracted), which means the rig is kept operational and ready for redeployment, and maintains most of its crew, 17 “cold stacked” units, which means the rig is stored in a harbor, shipyard or a designated offshore area, and the crew is reassigned to an active rig or dismissed. Without new drilling contracts or additional financing being available when needed or available only on unfavorable terms, we will be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional drilling unit acquisitions or otherwise take advantage of business opportunities as they arise.

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

A continuing economic downturn could have a material adverse effect on our revenue, profitability and financial position.
We depend on our customers’ willingness and ability to fund operating and capital expenditures to explore, develop and produce oil and gas, and to purchase drilling and related equipment. There has historically been a strong link between the development of the world economy and the demand for energy, including oil and gas. The world economy is currently facing a number of challenges. Concerns persist regarding the debt burden of certain European countries and their ability to meet future financial obligations and the overall stability of the euro. Further, the COVID-19 outbreak that began in December 2019 was declared a global pandemic on March 11, 2020 by the World Health Organization. The COVID-19 outbreak has had numerous effects on the global economy and has caused a global economic downturn. While there are some signs of an economic recovery, economic activity is still depressed as a result of continuing restrictions in response to the pandemic and high levels of unemployment and associated economic uncertainty. A renewed period of adverse development in the outlook for the financial stability of European countries, or market perceptions concerning these and related issues, could reduce the overall demand for oil and natural gas and for our services and thereby could affect our financial position, results of operations and cash available for distribution. In addition, turmoil and hostilities in the Ukraine, Korea, the Middle East, North Africa and other geographic areas and countries are adding to the overall risk picture.
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
As at December 31, 2020, we had $6,177 million in principal amount of interest-bearing debt. This includes our 12% (4% payable in cash and 8% PIK) secured notes due 2025 (the “Senior Secured Notes”) issued in connection with our Previous Chapter 11 Proceedings, of which $515 million in principal (including capitalized PIK interest) amount was outstanding as at December 31, 2020. As at December 31, 2020, we had $5,662 million in principal amount of debt outstanding under our secured credit facilities. Our debt is secured by, among other things, liens on our drilling units, investments in affiliates and available cash.
Our substantial indebtedness could have significant adverse consequences for an investment in us and on our business, financial condition and future prospects, including the following:

•we may not be able to satisfy our financial obligations under our indebtedness and our contractual and commercial commitments, which may result in possible defaults on and acceleration of such indebtedness where not protected under Chapter 11 Proceedings or forbearance agreements;
•we may not be able to obtain financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes;
•less leveraged competitors could have a competitive advantage because they have lower debt service requirements and, as a result, we may not be better positioned to withstand economic downturns;
•we may be less able to take advantage of significant business opportunities and to react to changes in market or industry conditions than our competitors and our management's discretion in operating our business may be limited; and
•other factors described below.

Our outstanding indebtedness and potential future indebtedness could adversely affect our business (including future prospects) and liquidity position, since a substantial portion of our cash flows from operations will be dedicated to the payment of interest and principal where not protected under Chapter 11 Proceedings or forbearance agreements and will not be available for other purposes. Similarly, the fact that our debt is secured by our assets means that we are restricted in our ability to use these assets or their proceeds for debt service, to the extent such obligations remain applicable in light of the Chapter 11 Proceedings, or other corporate purposes.
We also have provided a financial guarantee over one of Seabras Sapura’s senior secured credit facility agreements. If Seabras Sapura is unable to meet its obligations under this facility, the lenders could look to us to meet such liabilities. For more information, please see “We have suffered, and may continue to suffer, losses through our investments in other companies in the offshore drilling and oilfield services industry, which could have a material adverse effect on our business, financial condition, results of operations and cash flows” below.
Our ability to meet our debt service obligations, to the extent such obligations remain applicable in light of the Chapter 11 Proceedings, and to fund planned expenditures will be dependent upon, among other things, our future performance, which will be subject to, and our substantial indebtedness may make us more vulnerable to, prevailing economic conditions (including increases in interest rates), industry cycles, other industry conditions, and financial, business, regulatory and other factors affecting our operations, many of which are beyond our control. Our future cash flows may be insufficient to meet all our debt obligations, to the extent such obligations remain applicable in light of the Chapter 11 Proceedings, and contractual commitments, and any insufficiency could negatively impact our business. To the extent that we are unable to repay any indebtedness that is not subject of Chapter 11 Proceedings or forbearance agreements as it becomes due or at maturity (including as a result of any acceleration thereof), we may need to refinance or restructure our debt, raise new debt, reduce or delay capital expenditures, sell assets, repay the debt with the proceeds from equity offerings, or take other actions. We cannot assure you that any of these actions could be effected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on our outstanding indebtedness and to fund our other liquidity needs. Also, the terms of existing or future debt agreements may restrict us from pursuing any of these actions. Furthermore, reducing or delaying capital expenditures or selling assets could impair future cash flows and our ability to service our debt in the future.
If for any reason we are unable to meet our debt service and repayment obligations under our debt agreements, that are not subject of Chapter 11 Proceedings or forbearance agreements, we would be in default under the terms of the agreements governing such indebtedness, which may allow creditors at that time to declare all such indebtedness then outstanding to be due and payable. This would likely in turn trigger cross-acceleration or cross-default rights among our other debt agreements to the extent such debt agreements also fall outside the scope of Chapter 11 Proceedings or forbearance agreements. Under these circumstances, if the amounts outstanding under our existing and future debt agreements were to be accelerated, or were the subject of foreclosure actions, we cannot assure you that our assets would be sufficient to repay in full the money owed to our lenders or to our other debt holders. Furthermore, if our assets are foreclosed upon, we will not have any income-producing assets left, and as such, we may not be able to generate any cash flow in the future.
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
Our credit facility agreements and the indenture governing the Senior Secured Notes impose, and future financial obligations may impose, operating and financial restrictions on us. These restrictions may prohibit or otherwise limit our ability to fund our operations or capital needs or to undertake certain other business activities without consent of the requisite debt holders, which in turn may adversely affect our financial condition. These restrictions include:
•executing other financing arrangements;
•incurring or guaranteeing additional indebtedness;
•creating or permitting liens on our assets;
•selling our drilling units or the shares of our subsidiaries;
•making investments;
•changing the general nature of our business;
•paying dividends to our shareholders or making other restricted payments;
•changing the management and/or ownership of the drilling units; and
•making capital expenditures.
These restrictions may affect our ability to compete effectively with our competitors, to the extent that they are subject to less onerous restrictions. The interests of our lenders and other debt holders may be different from ours and we may not be able to obtain their consent when beneficial for our business, which may impact our performance or our ability to obtain replacement or additional financing. In addition, the profile of our debt holders has changed since emergence from the Previous Chapter 11 Proceedings, with the replacement of certain relationship banks by debt holders whose focus may be shorter-term in nature or different. The new profile of our debt holders may make it more difficult for us to obtain consents from our debt holders when beneficial to our business or to obtain replacement or additional financing.
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
Following emergence from the Previous Chapter 11 Proceedings on the Effective Date, with exception of minimum liquidity requirements, we are exempt from financial covenants until the first quarter of 2021. Thereafter, in addition to minimum liquidity requirements, we are required to maintain and satisfy certain financial ratios and covenants relating to net leverage and debt service coverage.
We currently anticipate that we will not be able to meet the net leverage and debt service financial coverage covenants in our debt agreements when they begin to apply in the first quarter of 2021. We had previously been engaged in discussions with our lenders to either obtain a waiver or amendment of these financial covenant requirements. If we are unable to comply with the net leverage and debt service coverage covenants in our debt agreements between the first quarter and the fourth quarter of 2021, this will lead to an interest margin increase of up to 100 bps in the form of PIK interest; however, this does not constitute an event of default. Thereafter, if we are unable to comply with any of these restrictions and covenants, and we are unable to obtain a waiver or amendment from our lenders for such non-compliance, a default could occur under the terms of those debt agreements. We have also forecasted that we will not be able to meet the requirements under our ongoing liquidity financial covenant contained in the facility agreements during certain periods occurring after the twelve-month period following the date of this report.

Whilst substantial support was indicated by our secured lenders for the waiver or amendment of the financial covenant requirements, as certain of the amendments impacting economic terms required 100% approval across 43 institutions, recent market uncertainties had prevented a coalescing of views. As a consequence, Seadrill decided not to proceed with the bank consent, retained financial and legal advisors and is preparing for a comprehensive restructuring of the balance sheet. The outcome of this process and future capital structure is not yet determined but it remains highly likely that it will involve significant equitization of debt and thereby material reductions to current shareholder positions. For more information please see "We and a substantial number of our consolidated subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code, and we are subject to the risks and uncertainties associated with such bankruptcy proceedings" above.
Our debt agreements contain cross-default provisions (or, in certain instances, cross-acceleration provisions), meaning that if we are in default under one of our debt agreements, amounts outstanding under our other debt agreements may also be in default, accelerated and become due and payable to the extent such debt agreements are not subject of Chapter 11 Proceedings or forbearance agreements. Our drilling units also serve as security under certain of our debt agreements. If our lenders were to foreclose their liens on our drilling units (to the extent they are not restricted from doing so under Chapter 11 Proceedings or forbearance agreements) in the event of a default, this may impair our ability to continue our operations or generate any cash flows in the future. As at December 31, 2020, we had $6,177 million of interest-bearing debt secured by, among other things, liens on our drilling units, investments in affiliates and available cash..
If any of the aforementioned events occurs, our assets may be insufficient to repay all our outstanding indebtedness in full, and we may be unable to find alternative financing. Even if we could obtain alternative financing, that financing might not be on terms that we consider favorable or acceptable. Moreover, in connection with any further waivers of or amendments to our credit facilities that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. Any of these events may further restrict our ability to pay dividends, repurchase our Shares, make capital expenditures or incur additional indebtedness.
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

We have provided a financial guarantee over one of Seabras Sapura’s senior credit facility agreements that was used to partially fund the acquisition of the pipe-laying support vessel Sapura Esmeralda. As a condition to the lenders making the loan available to Seabras Sapura, we provided a sponsor guarantee, on a joint and several basis with our joint venture partner, Sapura Energy. The total amount guaranteed by the joint venture partners as at December 31, 2020 was $132 million. If Seabras Sapura is unable to meet its obligations under the above references credit facilities, the lenders could look to us to meet such liabilities. If this occurs, we may not be able to satisfy our obligations under the guarantee. For more information, please see “We may not have sufficient liquidity to meet our obligations as they fall due or have the ability to raise new capital or refinance existing indebtedness on acceptable terms, all of which could adversely affect our business and financial condition.”

Our debt agreements also contain cross-default and cross-acceleration provisions that may be triggered if we fail to comply with our obligations under the guarantee described above. Such cross-defaults and cross-accelerations, as applicable, could, to the extent they are not protected under Chapter 11 Proceedings or forbearance arrangements, result in the acceleration of the maturity of the debt under our agreements and our lenders or other secured debt holders may foreclose upon any collateral securing that debt, including our drilling units and other assets, even if such default was subsequently cured. In the event of such acceleration and foreclosure, we will not have sufficient funds or other assets to satisfy all our obligations.
A number of our affiliates or related companies are joint ventures, to which we may have funding obligations. Our partners in these joint ventures may have different objectives or strategies or different financial positions from us and this may affect how these joint ventures perform, how they are supported, their compliance with the financing and contractual arrangements to which they are subject and our interests in and cash flows from them. In addition, affiliates or related companies that we do not control may take actions that we would not have taken or fail to take actions which we would have taken.

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
Reduced dayrates in our customer contracts and cancellation of drilling contracts (with or without early termination payments) may adversely affect our financial performance and lead to reduced revenues from operations.
Our contract backlog for our fleet of drilling units may not be realized.
As at December 31, 2020, our contract backlog was approximately $1.9 billion. The contract backlog presented in this annual report on Form 20-F and our other public disclosures is only an estimate. The actual amount of revenues earned and the actual periods during which revenues are earned will be different from the contract backlog projections due to various factors, including shipyard and maintenance projects, downtime and other events within or beyond our control. In addition, we or our customers may seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, such as the current environment, resulting in lower dayrates. In some instances, there is an option for a customer to terminate a drilling contract prematurely for convenience on payment of an early termination fee. However, this fee may not adequately compensate us for the loss of this drilling contract. Our inability, or the inability of our customers, to perform under our or their contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.

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
As at December 31, 2020, we had 12 operating units, 5 warm-stacked units (of which 3 are future contracted) and 17 cold-stacked units. Of the contracted units we expect 3 to become available in 2021, 4 in 2022, and 5 thereafter. Our ability to renew contracts or obtain new contracts will depend on our customers and prevailing market conditions, which may vary among different geographic regions and types of drilling units.
The over-supply of drilling units will be exacerbated by the entry of newbuild rigs into the market, many of which are without firm drilling contracts. The supply of available uncontracted units may intensify price competition as scheduled delivery dates occur and contracts terminate without renewal, reducing dayrates as the active fleet grows.
In addition, as our fleet of drilling units becomes older, any competitive advantage of having a modern fleet may be reduced to the extent that we are unable to acquire newer units or enter into newbuilding contracts as a result of financial constraints. For as long as there is an oversupply of drilling rigs, it may be more difficult for older rigs to secure extensions or new contract awards.
If we are unable to secure contracts for our drilling units upon the expiration of our existing contracts, we may continue to idle or stack our units. When idled or stacked, drilling units do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items. As at December 31, 2020 we had 5 units “warm stacked,” which means the rig is kept operational and ready for redeployment, and maintains most of its crew, and 17 units “cold stacked,” which means the rig is stored in a harbor, shipyard or a designated offshore area, and the crew is reassigned to an active rig or dismissed. Please see “ Our drilling contracts contain fixed terms and day-rates, and consequently we may not fully recoup our costs in the event of a rise in expenses, including operating and maintenance costs” for more information.
If we are not able to obtain new contracts in direct continuation of existing contracts, or if new contracts are entered into at dayrates substantially below the existing dayrates or on terms otherwise less favorable compared to existing contract terms, our revenues and profitability could be adversely affected. We may also be required to accept more risk in areas other than price to secure a contract and we may be unable to push this risk down to other contractors or be unable or unwilling to insure against this risk, which will mean the risk will have to be managed by applying other controls. This could lead to us being unable to meet our liabilities in the event of a catastrophic event on one of our rigs. Any of the events described above could impair our ability to generate sufficient cash flows to meet our debt service obligations, to the extent such obligations remain applicable in light of the Chapter 11 Proceedings, capital expenditure and other obligations. For more information, please see “We may not have sufficient liquidity to meet our obligations as they fall due or have the ability to raise new capital or refinance existing indebtedness on acceptable terms, all of which could adversely affect our business and financial condition” above.
The market value of our drilling units may decrease.
The market values of drilling units have been trending lower as a result of the continued decline in the price of oil, which has impacted the spending plans of our customers and utilization of the global fleet. If the offshore drilling industry suffers further adverse developments in the future, the fair market value of our drilling units may decrease further. Upon emergence from the Previous Chapter 11 Proceedings, our assets, including drilling units, were recognized at fair value. The fair market value of the drilling units that we currently own, or may acquire in the future, may increase or decrease depending on a number of factors, including:
•the general economic and market conditions affecting the offshore contract drilling industry, including competition from other offshore contract drilling companies;
•the types, sizes and ages of drilling units;
•the supply and demand for drilling units;
•the costs of newbuild drilling units;
•the prevailing level of drilling services contract dayrates;
•governmental or other regulations; and
•technological advances.
If drilling unit values fall significantly, we may have to record an impairment adjustment in our Consolidated Financial Statements, which could adversely affect our financial results and condition and cause us to breach the covenants in our finance agreements. For more information, see “Historical downturns in activity in the oil and gas drilling industry has had an adverse impact on our business and results of operations, and any future downturn or volatile market conditions is likely to adversely impact our business and results of operations”.
Our business and operations involve numerous operating hazards, and in the current market we are increasingly required to take additional contractual risk in our customer contracts and we may not be able to procure insurance to adequately cover potential losses.
Our operations are subject to hazards inherent in the drilling industry, such as blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch-throughs, cratering, fires, explosions and pollution. Contract drilling and well servicing requires the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental or natural resource damage, claims by third parties or customers, investigations and other proceedings by regulatory authorities which may involve fines and other sanctions, and suspension of operations. Our offshore fleet is also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, damage from severe weather (which may be more acute in certain areas where we operate) and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. We customarily provide contract indemnity to our customers for claims relating to damage to or loss of our equipment, including rigs and claims relating to personal injury or loss of life.

Damage to the environment could also result from our operations, particularly through spillage of fuel, lubricants or other chemicals and substances used in drilling operations or extensive uncontrolled fires. We may also be subject to property, environmental, natural resource, personal injury, and other damage claims by private parties, including oil and gas companies, as well as administrative, civil, and criminal penalties or injunctions by government authorities.
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
We rely on a small number of customers and our results of operations could be materially adversely affected if any of our major customers fail to compensate us for our services or if we lose a significant customer contract.
Our contract drilling business is subject to the risks associated with having a limited number of customers for our services. For the year ended December 31, 2020, our five largest customers, ConocoPhillips, Equinor, Saudi Aramco, LLOG and Petrobras accounted for approximately 49% of our revenues. In addition, mergers among oil and gas exploration and production companies will further reduce the number of available customers, which would increase the ability of potential customers to achieve pricing terms favorable to them. Our results of operations could be materially adversely affected if any of our major customers fail to compensate us for our services or take actions outlined above. Please see "Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted” above for more information.
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
Our drilling contracts contain fixed terms and dayrates, and consequently we may not fully recoup our costs in the event of a rise in expenses, including reactivation, operating and maintenance costs.
Our operating costs are generally related to the number of units in operation and the cost level in each country or region where the units are located. A significant portion of our operating costs may be fixed over the short term.
Most of our contracts have dayrates that are fixed over the contract term. To mitigate the effects of inflation on revenues from term contracts, most of our long-term contracts include escalation provisions. These provisions allow us to adjust the dayrates based on stipulated external cost indices, including wages, insurance and maintenance costs. However, actual cost increases may result from events or conditions that do not cause correlative changes to the applicable indices. Furthermore, certain indices are updated semi-annually, and therefore may be outdated at the time of adjustment. The adjustments are typically performed on a semi-annual or annual basis. For these reasons, the timing and amount awarded as a result of such adjustments may differ from our actual cost increases, which could adversely affect our financial performance. Some of our long-term contracts contain rate adjustment provisions based on market dayrate fluctuations rather than cost increases. In such contracts, the dayrate could be adjusted lower during a period when costs of operation rise, which could adversely affect our financial performance. In addition, our contracts typically contain provisions for either fixed or dayrate compensation during mobilization. These rates may not fully cover our costs of mobilization, and mobilization may be delayed, increasing our costs, without additional compensation from the customer, for reasons beyond our control.
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
Operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues. Operating revenues may fluctuate as a function of changes in supply of offshore drilling units and demand for contract drilling services. This could adversely affect our revenue from operations. For more information please see “The success and growth of our business depend on the level of activity in the offshore oil and gas industry generally, and the drilling industry specifically, which are both highly competitive and cyclical, with intense price competition”, “Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted” and “Our contract backlog for our fleet of drilling units may not be realized”.
Consolidation and governmental regulation of suppliers may increase the cost of obtaining supplies or restrict our ability to obtain needed supplies.
We rely on certain third parties to provide supplies and services necessary for our offshore drilling operations, including, but not limited to, drilling equipment suppliers, catering and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. With respect to certain items, such as blow-out preventers (“BOPs”) and drilling packages, we are dependent on the original equipment manufacturer for repair and replacement of the item or its spare parts. Such consolidation, combined with a high volume of drilling units under construction, may result in a shortage of supplies and services, thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time. These cost increases or delays could have a material adverse effect on our results of operations, resulting in rig downtime, and delays in the repair and maintenance of our drilling rigs.
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
Every offshore drilling unit is a registered marine vessel and must be “classed” by a classification society to fly a flag. The classification society certifies that the drilling unit is “in-class,” signifying that such drilling unit has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the drilling unit’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. Our drilling units are certified as being “in class” by the American Bureau of Shipping, or ABS, Det Norske Veritas and Germanisher Lloyd, or DNV GL, and the relevant national authorities in the countries in which our drilling units operate. If any drilling unit loses its flag status, does not maintain its class, fails any periodical survey or special survey and/or fails to satisfy any laws of the country of operation, the drilling unit will be unable to carry on operations and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in certain of our debt agreements. Any such inability to carry on operations or be employed could have a material adverse impact on the results of operations. Please see Item 8 - "Financial Information - Legal Proceedings - Seabras Sapura joint venture" for more information.

Certain jurisdictions in which we operate may impose flagging requirements for vessels operating in that jurisdiction. We received notification from the Transport General Authority of Saudi Arabia in October 2020 requiring all rigs operating in Saudi Arabian territorial waters to be registered under the Saudi Arabian flag by March 2021. Registration under the Saudi flag requires the rig owning entity to be at least 51% owned by a local entity, which may have significant adverse implications on the cost of operating the rigs in the Kingdom. In February 2021, the Transport General Authority granted a three-year grace period to comply with this requirement to all affected shipping companies in the Kingdom. Whilst we will be able to rely on the extension for the time being and continue to operate in the Kingdom provided current operating licenses are renewed in the normal course, we are assessing the impact of any future requirement to register under the flag of Saudi Arabia (including the local ownership requirements) on our ability to win future contracts in the Kingdom, and intend to continue to contest the requirement to register our rigs in the Kingdom. If we are unable to negotiate a plan of reorganization and future debt documents which allow us to change the flag of registration and ownership of collateral rigs, and our attempts to obtain exemptions from the requirement are denied, we may not be able to operate in the Kingdom in the future. The situation in Saudi Arabia is difficult to predict and any inability to carry out operations in Saudi Arabia or any other jurisdiction as a result of our inability to comply with applicable laws and regulations might have an adverse effect on our results of operations.

The international nature of our operations involves additional risks including foreign government intervention in relevant markets, for example in Brazil.
We operate in various regions throughout the world. As a result of our international operations, we may be exposed to political and other uncertainties, particularly in less developed jurisdictions, including risks of:
•terrorist acts, armed hostilities, war and civil disturbances;
•acts of piracy, which have historically affected ocean-going vessels;
•abduction, kidnapping and hostage situations;
•significant governmental influence over many aspects of local economies;
•the seizure, nationalization or expropriation of property or equipment;
•uncertainty of outcome in foreign court proceedings;
•the repudiation, nullification, modification or renegotiation of contracts;
•limitations on insurance coverage, such as war risk coverage, in certain areas;
•political unrest;
•foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;
•the inability to repatriate income or capital;
•complications associated with repairing and replacing equipment in remote locations;
•import-export quotas, wage and price controls, and the imposition of trade barriers;
•U.S., U.K., European Union and foreign sanctions or trade embargoes;
•receiving a request to participate in an unsanctioned foreign boycott under U.S. law;
•compliance with various jurisdictional regulatory or financial requirements;
•compliance with and changes to taxation;
•interacting and contracting with government-controlled organizations;
•other forms of government regulation and economic conditions that are beyond our control;
•legal and economic systems that are not as mature or predictable as those in more developed countries, which may lead to greater uncertainty in legal and economic matters; and
•government corruption.

In addition, international contract drilling operations are subject to various laws and regulations of the countries in which we operate, including laws and regulations relating to:
•the equipping and operation of drilling units;
•exchange rates or exchange controls;
•the repatriation of foreign earnings;
•oil and gas exploration and development;
•the taxation of offshore earnings and the earnings of expatriate personnel; and
•the use and compensation of local employees and suppliers by foreign contractors.

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
In the years ended December 31, 2020, 2019 and 2018, 5%, 10% and 22%, respectively, of our revenues were derived from our Brazilian operations. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, changes in interest rates, changes in tax policies, changes in legislation, wage controls, price controls, currency devaluations, capital controls and limits on imports of goods and services. Changes to fiscal and monetary policy, the regulatory environment of our industry, and legislation could impact our performance.
The Brazilian markets have experienced heightened volatility in recent years due to the uncertainties derived from the ongoing investigations being conducted by the Office of the Brazilian Federal Prosecutor, the Brazilian Federal Police, the Brazilian Securities Commission (Comissão de Valores Mobiliários), the Securities and Exchange Commission, the U.S. Department of Justice, and other Brazilian and foreign public authorities, including the largest such investigation known as Lava Jato, and the impact that such investigations have on the Brazilian economy and political environment. Numerous elected officials, public servants and executives and other personnel of large and state-owned companies have been subject to investigation, arrest, criminal charges and other proceedings in connection with allegations of political corruption, including the acceptance of bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies, among others. The profits of these kickbacks allegedly financed the political campaigns of political parties that were unaccounted for or not publicly disclosed and served to personally enrich the recipients of the bribery scheme. Individuals who have had commercial arrangements with us have been identified in the Lava Jato investigations and the investigations by the Brazilian authorities are ongoing. On September 23, 2020, Seadrill's subsidiary Seadrill Serviços de Petroleo, Ltda was served with a search and seizure warrant from the Federal Police in Rio de Janeiro, Brazil as part of the phase of Operation Lava Jato relating to individuals formally associated with Seadrill Serviços. The outcome of certain of these investigations is uncertain, but they have already had an adverse impact on the business, image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether such allegations will lead to further political and economic instability or whether new allegations against government officials or executives will arise in the future. We also cannot predict the outcome of any such allegations on the Brazilian economy, and the Lava Jato investigation including its recent phases, could adversely affect our business and operations. In addition, conservative presidential candidate Jair Bolsonaro assumed office on January 1, 2019. Uncertainty about the ability of the Bolsonaro administration to adopt and implement new policies may reduce investor and market confidence and we are unable to predict the political and economic direction of Brazil in coming years.

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
Accordingly, we are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. For example, in 2015 and 2016, the United States President issued three Presidential Memoranda and an Executive Order withdrawing certain areas of the Outer Continental Shelf in the Atlantic Coast, Alaska, and Arctic from mineral leasing under Section 12(a) of the Outer Continental Shelf Land Act (“OCSLA”). Canada issued a similar ban on new drilling in Canadian Arctic waters in December 2016. President Trump issued Executive Order 13795 on April 28, 2017, directing the Department of the Interior to reconsider prior actions to limit or regulate offshore oil and gas development and revoking the 2015 and 2016 withdrawals. Environmental groups challenged the Executive Order and the U.S. District Court for the District of Alaska vacated the portion of the Executive Order rolling back the withdrawals; the Trump Administration appealed the decision to the Court of Appeals for the Ninth Circuit, which remains pending. On January 20, 2021, President Biden issued Executive Orders revoking Executive Order 13795 and pausing new oil and gas leasing in federal waters, including the Gulf of Mexico, pending a comprehensive review of the leasing program. In addition, environmental groups have challenged numerous lease sales offered by the Department of the Interior under the 2017-2022 five-year lease program and that litigation remains pending. As a result it is difficult to predict if and when such areas may be made available for future exploration activities. We may be required to make significant capital expenditures or operational changes to comply with governmental laws and regulations. It is also possible that these laws and regulations may, in the future, add significantly to our operating costs or significantly limit drilling activity.

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
Our operations are subject to numerous international, national, state and local laws and regulations, treaties and conventions in force in international waters and the jurisdictions in which our drilling units operate or are registered, which can significantly affect the ownership and operation of our drilling units. These requirements include, but are not limited to:
•conventions under the auspices of the United Nation’s International Maritime Organization (“IMO”);
•the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended (“MARPOL”);
•the International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended (“CLC”);
•the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), the International Convention for the Safety of Life at Sea of 1974, as from time to time amended (“SOLAS”);
•the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”);
•the IMO International Convention on Load Lines of 1966, as from time to time amended, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”);
•EU Directive 2013/30 on the Safety of Offshore Oil and Gas Operations;
•the U.S. Oil Pollution Act of 1990 (“OPA”);
•requirements of the U.S. Coast Guard (“USCG”);
•the U.S. Environment Protection Agency (“EPA”);
•the U.S. Comprehensive Environmental Response;
•Compensation and Liability Act (“CERCLA”)
•the U.S. Maritime Transportation Security Act of 2002 (“MTSA”);
•the U.S. Outer Continental Shelf Lands Act (“OCSLA”); and
•certain regulations of the EU.

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
Certain environmental laws impose strict liability for the remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil or chemical spill, for which we are deemed a responsible party, could result in us incurring significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Future increased regulation of the shipping industry, or modifications to statutory liability schemes could, expose us to further potential financial risk in the event of any such oil or chemical spill.
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
Our drilling units could cause the release of oil or hazardous substances. Any releases may be large in quantity, above our permitted limits or occur in protected or sensitive areas where environmental groups or governmental authorities have special interests. Any releases of oil or hazardous substances could result in fines and other costs to us, such as costs to upgrade our drilling rigs, clean up the releases and comply with more stringent requirements in our discharge permits, as well as subject us to third party claims for damages, including natural resource damages. Moreover, these releases may result in our customers or governmental authorities suspending or terminating our operations in the affected area, which could have a material adverse effect on our business, results of operations and financial condition.
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

If our drilling units are located in countries that are subject to, or targeted by, economic sanctions, export restrictions, or other operating restrictions imposed by the United States, the United Kingdom, European Union or other governments, our reputation and the market for our debt and common shares could be adversely affected.

The U.S., the U.K., European Union or and other governments may impose economic sanctions against certain countries, persons and other entities that restrict or prohibit transactions involving such countries, persons and entities. U.S. sanctions in particular are targeted against countries (such as Russia, Venezuela, Iran and others) that are heavily involved in the petroleum and petrochemical industries, which includes drilling activities. U.S., U.K., European Union and other economic sanctions change frequently and enforcement of economic sanctions worldwide is increasing.

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

On July 14, 2015, the P5+1 and the European Union (“E.U.”), at that time including the U.K., announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran’s Nuclear Program, or the JCPOA, to significantly restrict Iran’s ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and not involving U.S. persons. On January 16, 2016, or the Implementation Day, the United States joined the E.U. and the U.N. in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or the IAEA, that Iran had satisfied its respective obligations under the JCPOA.

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

The Office of Foreign Assets Control (“OFAC”) acted several times over 2019 and 2018 to add Iranian individuals and entities to its list of Specially Designated Nationals whose assets are blocked and with whom U.S. persons are generally prohibited from dealing, including re-adding on November 5, 2018, hundreds of individuals and entities that had previously been delisted in connection with the JCPOA. Further, OFAC issued sanctions on specific sectors of the Iranian economy, including the iron, steel, aluminum, and copper sectors (May 8, 2019), the construction, mining, manufacturing, or textiles sectors (January 10, 2020), and the financial sector (October 8, 2020). These sector-wide sanctions also authorize the imposition of secondary sanctions on non-U.S. persons and non-U.S. financial institutions who engage in certain dealings in those sectors, including the potential designation of such persons or financial institutions themselves.

In August 2017, the U.S. passed the “Countering America’s Adversaries Through Sanctions Act” (Public Law 115-44) (“CAATSA”), which authorizes imposition of new sanctions on Iran, Russia, and North Korea. The CAATSA sanctions with respect to Russia create heightened sanctions risks for companies operating in the oil and gas sector, including companies that are based outside of the United States. OFAC sanctions targeting Venezuela have likewise increased in the past year, and any new sanctions targeting Venezuela could further restrict our ability to do business in such country. On January 28, 2019, OFAC added the Venezuelan state-owned oil company, Petróleos de Venezuela, S.A. (“PdVSA”), to its List of Specially Designated Nationals and Blocked Persons, increasing the sanctions risk for companies operating in the oil sector. Subsequently, on August 5, 2019, the U.S. issued Executive Order 13884 which further increased sanctions on Venezuela and blocked the entire Government of Venezuela. OFAC has also imposed sanctions on non-Venezuelan firms for operating in Venezuela. On February 18, 2020, OFAC imposed sanctions on Switzerland-based firm Rosneft Trading S.A., due to its operations in the oil sector of Venezuela. On November 30, 2020, OFAC imposed sanctions on the Chinese state owned entity China National Electronics Imports and Export Corporation (“CEIEC”) for providing support to Venezuela government entities.

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

On December 14, 2020, the United States Department of State rescinded its designation of Sudan as a state sponsor of terror. Though U.S. comprehensive sanctions on Sudan had previously been lifted in 2017, certain sanctions and export requirements on Sudan remained. The removal of Sudan’s status as a state sponsor of terror has not immediately resulted in a change in sanctions or export restrictions, though OFAC and the U.S. Department of Commerce may engage in a rule making process that will result in certain export license exceptions being applicable for exports to Sudan.

On December 18, 2020, the U.S. Department of Commerce Bureau of Industry and Security (“BIS”) designated a number of Chinese parties on the Entity List, including parties involved in the offshore drilling and maritime industries such as China Communications Construction Company Ltd. Most items subject to the Export Administration Regulations (“EAR”) now require a license to export or reexport to such parties. On January 14, 2021, BIS added Chinese National Offshore Oil Corporation to the Entity List. On December 23, 2020, BIS also established a Military End User List (“MEUL”) and designated over 100 parties from China and Russia on the MEUL, including those in the offshore drilling and maritime industries. Certain items subject to the EAR require a license from BIS to export or reexport to such parties.

From time to time, we may enter into drilling contracts with countries or government-controlled entities that are subject to sanctions, export restrictions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism where entering into such contracts would not violate U.S. law, or may enter into drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism. However, this could negatively affect our ability to obtain investors. In some cases, U.S. investors would be prohibited from investing in an arrangement in which the proceeds could directly or indirectly be transferred to or may benefit a sanctioned entity. Moreover, even in cases where the investment would not violate U.S. law, potential investors could view such drilling contracts negatively, which could adversely affect our reputation and the market for our Shares. We do not currently have any drilling contracts or plans to initiate any drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism.

Certain parties with whom we have entered into contracts may be or may be affiliated with persons or entities that are, the subject of sanctions imposed by the United States, the U.K., the E.U. or other international bodies as a result of the annexation of Crimea by Russia in March 2014 and the subsequent conflict in eastern Ukraine, or malicious cyber-enabled activities. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, or we may suffer reputational harm. Such sanctions may prevent us from performing some or all of our obligations under any potential drilling contracts with Rosneft, which could impact our future revenue, contract backlog and results of operations, and adversely affect our business reputation. We may also lose business opportunities to companies that are not required to comply with these sanctions.

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

As at December 31, 2020, the carrying value of our equity investments in these companies was $248 million. In addition, we had loan and trade receivables due from related parties with a carrying value of $477 million. Please see Note 17 – "Marketable securities", Note 20 – "Investment in associated companies", and Note 32 – "Related party transactions" to the Consolidated Financial Statements included herein.

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

On December 1, 2020, Seadrill Partners and 28 affiliated debtors filed for Chapter 11 bankruptcy protection with the United States Bankruptcy Court for the Southern District of Texas. We own 35 percent of the outstanding common units of Seadrill Partners, 100% of Seadrill Partner’s subordinated units, and through Seadrill Member LLC, all of Seadrill Partners’ incentive distribution rights. Seadrill Partners filed for Chapter 11 protection with the stated purpose of restructuring and/or replacing management services with us to maximize value. Seadrill Partners further cites the November 25, 2020 settlement of rights under the Amended and Restated Management and Administrative Services Agreement, dated as of September 11, 2017 (the “MSA”), to settle approximately $24 million in various claims. On February 3, 2021 Seadrill Partners entered into a management agreement with Energy Drilling to maintain, market and operate the Seadrill Partners owned tender rigs T-15, T-16 and West Vencedor. The agreement started a 90-day transition period of services provided by us to Energy Drilling which ends on May 1, 2021. During the transition period, our management will be required to spend a significant amount of time and effort focusing on the transition and customer relationships and communication as well as focusing on our business operations. This diversion of attention may have an adverse effect on the conduct of our business. Additionally, income from management and administrative services provided to Seadrill Partners will decrease, adversely impacting our cashflows. On February 10, 2021, Seadrill Partners submitted a motion for the approval of a new framework agreement with Vantage Drilling for certain rigs in the Seadrill Partners fleet. Although the outcome of that hearing and how much of the management services we currently provide to Seadrill Partners will ultimately be transitioned to Vantage Drilling or other third parties are not clear, a full or partial transition may result in further loss of management fee income and also reduce our ability to capitalize on greater economies of scale that exist by having a larger managed fleet. As a result, our result of operations may be adversely impacted.

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
During the years ended December 31, 2020 and 2019 we recognized charges of $47 million and $302 million respectively relating to certain of our investments due to declining dayrates and future market expectations for dayrates in the sector. Please see Note 13 - "Impairment loss on investments in associated companies" to the Consolidated Financial Statements included herein for more information.

Our ability to operate our drilling units in the U.S. Gulf of Mexico could be impaired by governmental regulation, particularly in the aftermath of the moratorium on offshore drilling in the U.S. Gulf of Mexico, and regulations adopted as a result of the investigation into the Macondo well blowout.

In the aftermath of the Deepwater Horizon Incident (in which we were not involved), various governmental agencies, including the U.S. Bureau of Safety and Environmental Enforcement (“BSEE”) and its predecessor, the U.S. Bureau of Ocean Energy Management (“BOEM”), and the U.S. Occupational Safety and Health Administration (“OSHA”), issued new and revised regulations and guidelines governing environmental protection, public and worker health and safety, financial assurance requirements, inspection programs and other well control measures relating to our drilling rigs.

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

In addition, the oil and gas industry has adopted new equipment and operating standards, such as the American Petroleum Institute Standard 53 relating to the design, maintenance, installation and testing of well control equipment. Current and pending regulations, guidelines and standards for safety, environmental and financial assurance such as the above and any other new guidelines or standards the U.S. government or industry may issue (including relating to catastrophic events involving pollution from oil exploration and development activities) or any other steps the U.S. government or industry may take relating to our business activities, could disrupt or delay operations, increase the cost of operations, increase out-of-service time or reduce the area of operations for drilling rigs in U.S. and non-U.S. offshore areas.

As new standards and procedures are being integrated into the existing framework of offshore regulatory programs, there may be increased costs associated with regulatory compliance and delays in obtaining permits for other operations such as re-completions, workovers and abandonment activities.

We are not able to predict the likelihood, nature or extent of additional rulemaking or when the interim rules, or any future rules, could become final. The current and future regulatory environment in the U.S. Gulf of Mexico could impact the demand for drilling units in the U.S. Gulf of Mexico in terms of overall number of rigs in operations and the technical specification required for offshore rigs to operate in the U.S. Gulf of Mexico. Additional governmental regulations concerning licensing, taxation, equipment specifications, training requirements or other matters could increase the costs of our operations, and escalating costs borne by our customers, along with permitting delays, could reduce exploration and development activity in the U.S. Gulf of Mexico and, therefore, reduce demand for our services. In addition, insurance costs across the industry have increased as a result of the Deepwater Horizon Incident and, in the future, certain insurance coverage is likely to become more costly, and may become less available or not available at all. We cannot predict the potential impact of new regulations that may be forthcoming, nor can we predict if implementation of additional regulations might subject us to increased costs of operating and/or a reduction in the area of operation in the U.S. Gulf of Mexico. As such, our cash flows and financial position could be adversely affected if our ultra-deepwater semi-submersible drilling rigs and ultra-deepwater drillships operating in the U.S. Gulf of Mexico were subject to the risks mentioned above.

In addition, hurricanes have from time to time caused damage to a number of drilling units and production facilities unaffiliated to us in the Gulf of Mexico. BOEM and BSEE, have in recent years issued more stringent guidelines for tie-downs on drilling units and permanent equipment and facilities attached to outer continental shelf production platforms, moored drilling unit fitness, as well as other guidelines and regulations in an attempt to increase the likelihood of the survival of offshore drilling units during a hurricane. Implementation of new guidelines or regulations that may apply to our drilling units may subject us to increased costs and limit the operational capabilities of our drilling units.

Failure to obtain or retain highly skilled personnel, and to ensure they have the correct visas and permits to work in the locations in which they are required, could adversely affect our operations.

We require highly skilled personnel in the right locations to operate and provide technical services and support for our business.
Competition for skilled and other labor required for our drilling operations has increased in recent years as the number of rigs activated or added to worldwide fleets has increased, and this may continue to rise. Notwithstanding the general downturn in the drilling industry, in some regions, such as Brazil and Western Africa, the limited availability of qualified personnel in combination with local regulations focusing on crew composition, are expected to further increase the demand for qualified offshore drilling crews, which may increase our costs. These factors could further create and intensify upward pressure on wages and make it more difficult for us to staff and service our rigs. Such developments could adversely affect our financial results and cash flows. Furthermore, as a result of any increased competition for qualified personnel, our Chapter 11 Proceedings or our ongoing comprehensive restructuring negotiations, we may experience a reduction in the experience level of our personnel, which could lead to higher downtime and more operating incidents.

Our ability to operate worldwide, depends on our ability to obtain the necessary visas and work permits for our personnel to travel in and out of, and to work in, the jurisdictions in which we operate. Governmental actions in some of the jurisdictions in which we operate may make it difficult for us to move our personnel in and out of these jurisdictions by delaying or withholding the approval of these permits. If we are not able to obtain visas and work permits for the employees we need for operating our rigs on a timely basis, or for third-party technicians needed for maintenance or repairs, we might not be able to perform our obligations under our drilling contracts, which could allow our customers to cancel the contracts. Please see “Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted” for more information.

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

Other governmental bodies, such as the U.S. Environmental Protection Agency and the State of California, also may begin regulating greenhouse gas emissions from shipping sources in the future. The future of such regulations is difficult to predict.

Compliance with existing regulations and changes in laws, regulations and obligations relating to climate change could increase our costs to operate and maintain our assets, and might also require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Any passage of climate control legislation or other regulatory initiatives by the IMO, the E.U., the United States or other jurisdictions in which we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, which restricts emissions of greenhouse gases, could require us to make significant financial expenditures which we cannot predict with certainty at this time.

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

Our drilling contracts with national oil companies may expose us to greater risks than we normally assume in drilling contracts with non-governmental customers.

We currently own and operate rigs that are contracted with national oil companies. The terms of these contracts are often non-negotiable and may expose us to greater commercial, political and operational risks than we assume in other contracts, such as exposure to materially greater environmental liability, personal injury and other claims for damages (including consequential damages), or the risk that the contract may be terminated by our customer without cause on short-term notice, contractually or by governmental action, under certain conditions that may not provide us with an early termination payment. We can provide no assurance that the increased risk exposure will not have an adverse impact on our future operations or that we will not increase the number of rigs contracted to national oil companies with commensurate additional contractual risks.

We cannot guarantee that the use of our drilling units will not infringe the intellectual property rights of others.

The majority of the intellectual property rights relating to our drilling units and related equipment are owned by our suppliers. In the event that one of our suppliers becomes involved in a dispute over an infringement of intellectual property rights relating to equipment owned by us, we may lose access to repair services or replacement parts or could be required to cease using some equipment. In addition, our competitors may assert claims for infringement of intellectual property rights related to certain equipment on our drilling units and we may be required to stop using such equipment and/or pay damages and royalties for the use of such equipment. The consequences of these technology disputes involving our suppliers or competitors could adversely affect our financial results and operations. We have indemnity provisions in some of our supply contracts to give us some protection from the supplier against intellectual property lawsuits. However, we cannot make any assurances that these suppliers will have sufficient financial standing to honor their indemnity obligations or guarantee that the indemnities will fully protect us from the adverse consequences of such technology disputes. We also have provisions in some of our client contracts to require the client to share some of these risks on a limited basis, but we cannot provide assurance that these provisions will fully protect us from the adverse consequences of such technology disputes. For information on certain intellectual property litigation that we are currently involved in, please see Note 35 - “Commitments and contingencies” to the Consolidated Financial Statements included herein.

We depend on directors who are associated with affiliated companies, which may create conflicts of interest.

Our largest shareholder is Hemen. Three of our directors also serve as directors of other companies affiliated with Hemen. Our directors owe fiduciary duties to both us and other related parties and may have conflicts of interest in matters involving or affecting us and our customers. Please see Item 6 - "Directors, senior management and employees - C. Board practices" for more information.

We have agreed to market certain rigs of our affiliated entity, NOL, which may create conflicts of interest.

We executed an agreement with NODL for the commercial management of certain of the rigs acquired by our affiliated entity, NODL, which subsequently novated its rights and obligations to NOL.

To date, we have entered into drilling contracts in respect of certain NOL units directly with customers with back-to-back arrangements in place between us and NOL to allocate risk and liability back to NOL commensurate with the structure. Ultimately, we are exposed to the creditworthiness of NOL, to the extent that we have an exposure to the customer under the drilling contract and seek recovery under the back-to-back arrangements. We earn an incentivized management fee from NOL that is intended to reward us for the services we provide and the risks that we are exposed to as well as providing a right of first refusal for purchase of the unit. We currently have stacked rigs that were available but not competitive from a technical or cost perspective compared with the NOL units that secured drilling contracts through us.

The COVID-19 pandemic and recent developments in the oil and gas industry could adversely impact our financial condition and results of operations.

The COVID-19 pandemic and related public health measures implemented by governments worldwide have negatively impacted the global macroeconomic environment and resulted in a sharp decline in global oil demand and prices. As of February 2021, crude oil prices have recovered from the historic lows seen in the first half of 2020 and are approaching 2019 prices. Our customers have generally lowered their capital expenditure plans, in many cases significantly, in light of revised pricing expectations. To date, there have been various impacts from the pandemic and the resultant drop in oil prices, including contract cancellations and the cancellation of drilling programs by operators, contract concessions, stacking rigs, inability to change crews due to travel restrictions, and workforce reductions. Our operations and business may be subject to further disruptions as a result of the spread of coronavirus among our workforce, the extension or imposition of further public health measures affecting our supply chain and logistics, and the impact of the pandemic on key customers, suppliers, and other counterparties. Oil prices are expected to continue to be volatile as a result of the near-term production instability, ongoing COVID-19 outbreaks, the implementation of vaccination programs and the related impact on overall economic activity, changes in oil inventories, industry demand and global and national economic performance.

Risks Relating to Our Shareholders

Our filing for Chapter 11 protection within the US Bankruptcy Code could result in a significant reduction or elimination of current shareholder positions.
We and a substantial number of our consolidated subsidiaries filed voluntary petitions for relief under Chapter 11. This was part of our previously announced efforts to re-align our balance sheet to current market conditions by materially reducing our overall level of indebtedness. The filing for Chapter 11 provides a platform with respect to a comprehensive restructuring of our debt under Chapter 11 Proceedings. The outcome of this process and future capital structure remain in negotiation. It is likely to involve significant equitization of debt and thereby material reductions to current shareholders positions. Accordingly investors may lose part or the full value of their investments.
The price of the Shares may be volatile or may decline regardless of our operating performance, and investors may not be able to resell the Shares at or above their initial purchase price.
The market price for the Shares may be volatile and may fluctuate significantly in response to a number of factors, most of which we cannot control, including, among others:
•announcements concerning the offshore drilling market, including changes in oil and gas prices and the state of the global economy and market outlook for our various geographical operating sectors and classes of rigs;
•fluctuations in the market value of our drilling units and the amount of debt we can incur under certain covenants in its current and future debt financing agreements;
•general and industry-specific economic conditions;
•changes in financial estimates or recommendations by securities analysts or failure to meet analysts’ performance expectations;

•additions or departures of key members of management;
•any increased indebtedness we incur in the future;
•speculation or reports by the press or investment community with respect to Seadrill or Seadrill Partners, or the industry in general;
•announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;
•changes or proposed changes in laws or regulations affecting the oil and gas industry or enforcement of these laws and regulations, or announcements relating to these matters; and
•general market, political and economic conditions, including any such conditions and local conditions in the markets in which we operate.
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
The market price of our Shares has fluctuated widely and may fluctuate widely in the future.

The market price of our Shares has fluctuated widely and may continue to do so as a result of many factors, such as actual or anticipated fluctuations in our operating results, the outcome of our amendment negotiations with lenders under our credit facilities, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. Further, there may be no continuing active or liquid public market for our Shares. If an active trading market for our Shares does not continue, the price of our Shares may be more volatile and it may be more difficult and time consuming to complete a transaction in our Shares, which could have an adverse effect on the realized price of our Shares. In addition, an adverse development in the market price for our Shares could negatively affect our ability to issue new equity to fund our activities.

We voluntarily delisted our Shares from the NYSE which could reduce the liquidity and market price of our shares.

On June 1, 2020, our Board of Directors approved the voluntarily withdrawal of our Shares from listing on the NYSE. We filed a Form 25 with the SEC on June 11, 2020 in order to delist our Shares from the NYSE, which occurred ten days thereafter upon effectiveness of the Form 25. Accordingly, our last day of trading on the NYSE was on June 19, 2020, the last trading day prior to the effectiveness of the Form 25. While the Company's common shares are currently traded on the OTCQX market, an electronic inter-dealer quotation system based in the United States, our OSE listing is now our sole listing, subject to our compliance with the OSE’s continued listing standards.

A delisting of our Shares from the OSE and, to a lesser extent, the lack of trading on the OTCQX, could negatively impact us because it could: (i) reduce the liquidity and market price of our Shares, (ii) reduce the number of investors willing to hold or acquire our Shares, which could negatively impact our ability to raise equity financing, (iii) limit our ability offer and sell freely tradable securities, including under U.S. state securities laws, thereby preventing us from accessing the public capital markets, (iv) impair our ability to provide equity incentives to our employees and (v) lead to a default under one or more of our credit facilities under certain circumstances.

Certain of our credit facilities include a covenant requiring our Shares to be listed on the NYSE or the OSE or, in certain cases another internationally recognized stock exchange (which would not include the OTCQX). While the voluntary delisting of our Shares from the NYSE did not breach this reporting covenant, if our Shares were to be delisted from the OSE and not listed on another internationally recognized exchange permitted under such credit facilities, we could be in default under such facilities. Given the cross-default and cross-acceleration provisions in our other debt agreements, we could be in default under those other debt agreements as well, with the result that some or all of our indebtedness could be declared immediately due and payable (or accelerated after the expiration of any applicable grace period), and we may not have sufficient assets available to satisfy our obligations.

Additionally, if our Shares were delisted from the OSE and we are not able to list such securities on another appointed stock exchange (as defined in the Bermuda Monetary Authority notice to the public dated June 1, 2005 (the “BMA Notice”)), the ownership and transfer of our Shares may be subject to regulatory limitations of Bermuda law, which could include the requirement to seek and obtain consent of the Bermuda Monetary Authority prior to any transfer of our Shares.

Substantial sales of or trading in the Shares could occur, which could cause the share price to be adversely affected.

A limited number of holders own a substantial portion of the Shares, which may be traded on the OTCQX or the OSE if such Shares are freely tradable or covered by an effective registration statement. Certain Shares became freely tradable immediately following the Debtors’ emergence from the Previous Chapter 11 Proceedings and up to 76,359,119 of our Shares may be sold pursuant to a resale registration statement that we are required to maintain pursuant to a registration rights agreement with certain investors. Some of the creditors who received Shares in connection with the Plan may sell these shares for any number of reasons. We cannot predict what effect, if any, future sales of the Shares, or the availability of Shares for future sales, will have on their market price. Sales of substantial amounts of the Shares in the public market, or the perception that such sales could occur, may adversely affect the market price of the Shares, making it more difficult for holders to sell their Shares at a time and price that they deem appropriate. In addition, investment firms that are party to certain put and call agreements may hedge their positions by trading the Shares. The sale of significant amounts of the Shares, substantial trading in the Shares, hedging activities or the perception in the market that any of these activities will occur, may adversely affect the market price of the Shares. Sales of Shares could also impair our ability to raise capital, should we wish to do so, which may cause the share price to decline.

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

In addition, since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries distributing to us their earnings and cash flows. Furthermore, our debt documents may prohibit or otherwise limit our and our subsidiaries’ ability to pay dividends and distributions without consent of the requisite debt holders. For more information, see “The covenants in our debt agreements impose operating and financial restrictions on us that could significantly impact our ability to operate our business and a breach of which could result in a default under the terms of these agreements, which could accelerate our repayment of funds that we have borrowed.” We suspended the payment of dividends in November 2014, and we cannot predict when, or if, dividends will be paid in the future.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders may face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended, or the Code (which election could itself have adverse consequences for such shareholders, as discussed below under Item 10 - "Additional Information - E. Taxation"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of the Shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the Shares. In the event that our shareholders face adverse U.S. federal income tax consequences as a result of investing in our Shares, this could adversely affect our ability to raise additional capital through the equity markets. See Item 10 - "Additional Information - E. Taxation" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

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

Trading on the OTCQX may be volatile and sporadic, which could depress the market price of our Shares and make it difficult for our shareholders to resell their shares.

Our Shares are quoted on the OTCQX electronic quotation service operated by OTC Markets Group Inc. Trading in stock quoted on the OTCQX is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects. This volatility could depress the market price of our Shares for reasons unrelated to operating performance. Moreover, the OTCQX is not a stock exchange, and trading of securities on the OTCQX is often more sporadic than the trading of securities listed on a quotation system or a stock exchange. Accordingly, shareholders may have difficulty reselling any of their Shares.

Certain shareholders have the right to appoint directors to the Board of Directors and their interests may not coincide with other investors’ interests.

Provided that certain circumstances exist, certain of our shareholders are entitled to appoint directors to the Board of Directors pursuant to the Bye-Laws. Hemen is currently entitled to appoint four directors (including the Chairman) to the Board of Directors, two of which must be independent directors and unrelated to Hemen. Each independent director is required to satisfy the independence rules under the United States Securities Exchange Act of 1934 (the “U.S. Securities Exchange Act”), the NYSE and the OSE. As a result of these appointment rights, Hemen is able to influence the composition of the Board of Directors and Hemen may consequently have influence with respect to the Company’s management, business plans and policies, including the appointment and removal of its officers. The interests of Hemen may not coincide with other investors’ interests, and their director designees may make decisions other investors disagree with. Please see Item 10 - "Additional information - B. Memorandum of association and bye-laws - 2. Board of Directors - ii. Election and removal of Directors” for more information on the director appointment procedure.

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

Investors with Shares registered in a nominee account will need to exercise voting rights through their nominee.

Beneficial owners of Shares that are registered in a nominee account (such as through brokers, dealers or other third parties) with the Norwegian Central Securities Depository (“VPS”) will not be able to exercise voting rights directly, and they will need to receive the voting materials and provide instructions through their nominee prior to the general meetings. We can provide no assurances that beneficial owners of the Shares will receive the notice of a general meeting in time to instruct their nominees accordingly or otherwise vote their Shares in the manner desired by such beneficial owners.

General Risk Factors

The economic effects of “Brexit” may affect relationships with existing and future customers and could have an adverse impact on our business and results of operations.

On June 23, 2016, the U.K. held a referendum in which voters approved an exit from the E.U., commonly referred to as “Brexit”. The U.K.’s withdrawal from the E.U. occurred on January 31, 2020, but the U.K. remained in the E.U.’s customs union and single market for a transition period that expired on December 31, 2020. On December 24, 2020, the U.K. and the E.U. entered into a trade and cooperation agreement (the “Trade and Cooperation Agreement”), which was applied on a provisional basis from January 1, 2021. While the economic integration does not reach the level that existed during the time the U.K. was a member state of the E.U., the Trade and Cooperation Agreement sets out preferential arrangements in areas such as trade in goods and in services, digital trade and intellectual property. Negotiations between the U.K. and the E.U. are expected to continue in relation to the relationship between the U.K. and the E.U. in certain other areas which are not covered by the Trade and Cooperation Agreement. The long-term effects of Brexit will depend on the effects of the implementation and application of the Trade and Cooperation Agreement and any other relevant agreements between the United Kingdom and the European Union.

We face risks associated with the potential uncertainty and disruptions that may result from Brexit and the implementation and application of the Trade and Cooperation Agreement, including with respect to volatility in exchange rates and interest rates, disruptions to the free movement of data, goods, services, people and capital between the U.K. and the E.U. and potential material changes to the regulatory regime applicable to our operations in the U.K. The uncertainty concerning the U.K.’s future legal, political and economic relationship with the E.U. could adversely affect political, regulatory, economic or market conditions in the E.U., the U.K. and worldwide and could contribute to instability in global political institutions, regulatory agencies and financial markets. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets and could significantly reduce global market liquidity and limit the ability of key market participants to operate in certain financial markets. In particular, it could also lead to a period of considerable uncertainty in relation to the U.K. financial and banking markets, as well as to the regulatory process in Europe. Asset valuations, currency exchange rates and credit ratings may also be subject to increased market volatility.

We may also face new regulatory costs and challenges as a result of Brexit that could have a material adverse effect on our operations. For example, as of January 1, 2021, the United Kingdom lost the benefits of global trade agreements negotiated by the E.U. on behalf of its members, which may result in increased trade barriers that could make our doing business in areas that are subject to such global trade agreements more difficult. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which laws of the European Union to replace or replicate. There may continue to be economic uncertainty surrounding the consequences of Brexit that adversely impact customer confidence resulting in customers reducing their spending budgets on our services, which could materially adversely affect our business, financial condition and results of operations.

We may recognize impairments on long-lived assets, including goodwill and other intangible assets, or recognize impairments on our equity method investments.

As described in the risk factor above, we have previously recognized impairments on our marketable securities and investments in associated companies.

If any of our strategic equity investments decline in value and remain below cost for an extended period, we may be required to write down our investment. We have a 35% interest in the common units of Seadrill Partners, which was delisted from the NYSE on December 11, 2019 and on March 30, 2020 was impaired to nil.

Interest rate fluctuations could affect our earnings and cash flows.

In order to finance our growth, we have incurred significant amounts of debt. Our secured credit facilities have floating interest rates. As such, significant movements in interest rates could have an adverse effect on our earnings and cash flows to the extent interest becomes payable. To manage our exposure to interest rate fluctuations through interest rate swaps on May 11, 2018 we entered into an agreement to hedge part of our interest rate risk, through the purchase of an interest rate cap. Please see Item 11 - "Quantitative and qualitative disclosures about market risk" for further details of our use of derivatives to mitigate exposures to interest rate risk.

As of December 31, 2020, the total outstanding principal amount of our floating rate debt amounted to $5,662 million. We have entered into interest rate cap agreements to cap the interest rate for $4,500 million of this debt.

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

As a result of our international operations, we are exposed to fluctuations in foreign exchange rates due to revenues being received and operating expenses paid in currencies other than U.S. dollars. Accordingly, we may experience currency exchange losses if we have not adequately hedged our exposure to a foreign currency, or if revenues are received in currencies that are not readily convertible. In May 2019, we placed a total of 330 million Brazilian Reais of collateral with BTG Pactual under a letter of credit arrangement, which generated $3 million foreign exchange loss in the year ended 2019 and $17 million foreign exchange loss in the year ended 2020. There is no guarantee that our future operating results will not be adversely impacted by fluctuations in currency exchange rates. We may also be unable to collect revenues because of a shortage of convertible currency available in the country of operation, controls over currency exchange or controls over the repatriation of income or capital.

We use the U.S. dollar as our functional currency because the majority of our revenues and expenses are denominated in U.S. dollars. Accordingly, our reporting currency is also U.S. dollars. We do, however, earn revenues and incur expenses in other currencies such as Norwegian krone, U.K. pounds sterling, Brazilian real, Nigerian naira and Angolan Kwanza and there is a risk that currency fluctuations could have an adverse effect on our statements of operations and cash flows. In addition, Brexit, or similar events in other jurisdictions, can impact global markets, which may have an adverse impact on our business and operations as a result of changes in currency, exchange rates, tariffs, treaties and other regulatory matters.

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

Our tax returns are subject to review and examination. We do not recognize the benefit of income tax positions we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges our operational structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries; or if the terms of certain Double Tax Treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, our taxes on our worldwide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected. For additional information on tax assessments and claims issued, refer to Note 14 - “Taxation” to the Consolidated Financial Statements included herein.

A change in laws and regulations in any country in which we operate could have a negative impact on our business

During 2017, the E.U. Economic and Financial Affairs Council released a list of non-cooperative jurisdictions for tax purposes. The stated aim of the list, and accompanying report, was to promote good governance worldwide in order to maximize efforts to prevent tax fraud and tax evasion. Bermuda was not on the list of non-cooperative jurisdictions, but did feature in the report as having committed to address concerns relating to economic substance by December 31, 2018. In accordance with that commitment, Bermuda enacted the Economic Substance Act 2018 (as amended) and related regulations (the “ESA”), which came into force on January 1, 2019. Pursuant to the ESA, a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda (“non-resident entity”) that carries on as a business any one or more of the “relevant activities” referred to in the ES Act must comply with economic substance requirements. The ESA may require in-scope Bermuda entities which are engaged in such “relevant activities” to be directed and managed in Bermuda, have an adequate level of qualified employees in Bermuda, incur an adequate level of annual expenditure in Bermuda, maintain physical offices and premises in Bermuda or perform core income-generating activities in Bermuda. The list of “relevant activities” includes carrying on any one or more of the following activities: banking, insurance, fund management, financing, leasing, headquarters, shipping, distribution and service center, intellectual property and holding entities. An in-scope Bermuda entity that carries on a relevant activity is obliged under the ESA to file a declaration with the Bermuda Registrar of Companies on an annual basis containing certain information. The ESA could affect the manner in which we operate our business, which could adversely affect our business, financial condition and results of operations. If we were required to satisfy economic substance requirements in Bermuda but failed to do so, we could face automatic disclosure to competent authorities in the European Union of the information filed by the entity with the Bermuda Registrar of Companies in connection with the economic substance requirements and may also face financial penalties, restriction or regulation of its business activities and/or may be struck off as a registered entity in Bermuda. For additional information on litigation matters that we are currently involved in, please see Item 8 - "Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings.”

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

We and our affiliated entity NOL are party to certain contracts in which we provide services with respect to the West Mira and West Bollsta, including services pursuant to management agreements, drilling contracts, and bareboat charter agreements. NOL is controlled by Hemen Holding Limited, or Hemen, which is also our largest shareholder. We have been engaged in commercial discussions with NOL over the last several months concerning outstanding receivables and claims between the parties, including outstanding receivables under certain management agreements. Under the management agreements, NOL (or the relevant NOL-related entity) is responsible for pre-funding and/or reimbursing us (or the relevant Seadrill-related entity) for costs, expenses and management fees incurred in relation the performance of management services. NOL has not pre-funded or reimbursed us for certain fees and expenses owed under such agreements. We have agreed to the indicative terms of a settlement resolving these outstanding receivables and claims. We are currently engaged in drafting and negotiating definitive documentation to effectuate the settlement. No litigation has been commenced by either party at this time. There can be no certainty of any resolution.

If we fail to comply with requirements relating to internal control over financial reporting our business could be harmed and our common share price could decline.

Rules adopted by the Securities and Exchange Commission pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require that we assess our internal control over financial reporting annually. The rules governing the standards that must be met for management to assess its internal control over financial reporting are complex. They require significant documentation, testing, and possible remediation of any significant deficiencies in and / or material weaknesses of internal controls in order to meet the detailed standards under these rules. Although we have evaluated our internal control over financial reporting as effective as of December 31, 2020, in future fiscal years, we may encounter unanticipated delays or problems in assessing our internal control over financial reporting as effective or in completing our assessments by the required dates. In addition, we cannot assure you that our independent registered public accountants will attest that internal control over financial reporting is effective in future fiscal years.

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

In recent years, there has been increasing regulatory enforcement and litigation activity in the areas of privacy, data protection and information security in the U.S. and in various countries in which we operate. In addition, legislators and/or regulators in the U.S., the U.K., the E.U. and other jurisdictions in which we operate are increasingly adopting or revising privacy, data protection and information security laws that could create compliance uncertainty and could increase our costs or require us to change our business practices in a manner adverse to our business. For example, the E.U. and U.S. Privacy Shield framework was designed to serve as an appropriate safeguard in relation to international transfers of personal data from the EEA to the U.S. However, this self-certification faces a number of legal challenges and is subject to annual review. This has resulted in some uncertainty and obligations to look at other appropriate safeguards to protect the security and confidentiality of personal data in the context of cross-border data transfers. Moreover, compliance with current or future privacy, data protection and information security laws could significantly impact our current and planned privacy, data protection and information security related practices, our collection, use, sharing, retention and safeguarding of consumer and/or employee information, and some of our current or planned business activities. Our failure to comply with privacy, data protection and information security laws could result in fines, sanctions or other penalties, which could materially and adversely affect our results of operations and overall business, as well as have an impact on our reputation. For example, the General Data Protection Regulations (EU) 2016/679 (the “GDPR”), as supplemented by any national laws (such as in the U.K., the Data Protection Act 2018) and further implemented through binding guidance from the European Data Protection Board, came into effect on May 25, 2018. The GDPR expanded the scope of the EU data protection law to all foreign companies processing personal data of EEA individuals and imposed a stricter data protection compliance regime, including the introduction of administrative fines for non-compliance up to 4% of global total annual worldwide turnover or €20 million (whichever is higher), depending on the type and severity of the breach, as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 GDPR and the reputational damages that our business may be facing as a result of any personal data breach or violation of the GDPR.

ITEM 4.INFORMATION ON THE COMPANY

A.HISTORY AND DEVELOPMENT OF THE COMPANY

1) Company Details
Seadrill Limited (formerly known as “New SDRL Limited” or the "Successor Company") was incorporated under the laws of Bermuda on March 14, 2018 with registration number 53439. Seadrill Limited has been the parent company of the group of companies collectively known as Seadrill with effect from the Effective Date.
Seadrill Limited is an exempted company limited by shares and prior to June 19, 2020 was listed under the Symbol "SDRL" on the New York Stock Exchange ("NYSE") and the Oslo Stock Exchange ("OSE"). On June 19, 2020 it de-listed from the NYSE and since that date has traded on the over-the-counter ("OTC") market under the Symbol "SDRLF". It retained its listing on the OSE. Its registered offices are located at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda and our telephone number is +1 (441) 295-6935.
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
2) Significant Developments for the Period from January 1, 2019 through and including December 31, 2020
In this section we have set out important events in the development of our business. This includes information concerning the nature and results of any material reclassification, merger or consolidation of the company or any of its significant subsidiaries; acquisitions or dispositions of material assets other than in the ordinary course of business; any material changes in the mode of conducting the business; material changes in the types of products produced or services rendered; name changes; or the nature and results of any bankruptcy, receivership or similar proceedings with respect to the company or significant subsidiaries. This section covers the period from the beginning of our last full financial year.
a) Comprehensive Restructuring and Bankruptcy Proceedings
Since the end of 2019 we have been working with senior creditors to provide a solution to Seadrill's high cash outflow for debt service. In June 2020, we announced that we had appointed financial advisors to evaluate comprehensive restructuring alternatives to reduce debt service costs and overall indebtedness, which we anticipated would require a substantial conversion of Seadrill's indebtedness to equity.
In September 2020, we did not pay interest on our secured credit facilities which constituted an event of default. Furthermore, this triggered cross-default covenants for the senior secured notes and leasing agreements in respect of the West Hercules, West Linus and West Taurus with certain subsidiaries of SFL Corporation Limited ("Ship Finance SPVs"). As a result, we entered into forbearance agreements with certain creditors in respect of our senior secured credit facility agreements and senior secured notes. Pursuant to these agreements, the creditors agreed not to exercise any voting rights, or otherwise take actions, in respect of the default. The forbearance agreements had an initial term of 14 days until September 29, 2020. The forbearance agreements were then extended until October 31, 2020.
In October 2020, we did not make bareboat charter payments to the Ship Finance SPVs, which, together with our failure to cure the cross-default violation within the allowed waiver period, triggered an enforceable right for the Ship Finance SPVs to terminate the leasing arrangements for the West Hercules, West Linus and West Taurus.
In November 2020, we entered into new forbearance agreements with certain creditors in respect of the group's senior secured credit facility agreements, as well as the leasing agreements for the West Hercules, West Linus and West Taurus. These forbearance agreements ended on December 14, 2020. As part of the forbearance agreement with the Ship Finance SPVs, we restarted paying a proportion of the charter hire due on the West Linus and West Hercules. On expiry of the forbearance agreement, this payment mechanism was extended through a series of further agreements. This arrangement is anticipated to continue throughout the term of Seadrill's Chapter 11 Proceedings (see below).
In December 2020, we did not pay interest on our secured credit facilities and in January 2021 we did not pay the semi-annual interest payment due on the senior secured notes, which constituted additional events of default. We entered into new forbearance agreements with certain creditors which did not include three out of our twelve senior secured credit facilities or the senior secured notes. These forbearance agreements ended on January 29, 2021.
In December 2020, the lenders of the secured credit facility of a $360 million, utilized $96 million of cash held in restricted bank accounts (pledged to their facility as security) to prepay a corresponding amount of principal outstanding. The AOD I, AOD II and AOD III rigs are held as collateral against this facility.
On February 7, 2021 and February 10, 2021 (the “Petition Dates”), Seadrill Limited and most of its subsidiaries (the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code ("Chapter 11 Proceedings") in the United States Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court"), triggering a stay on enforcement of remedies with respect to our debt obligations. The filing did not include Seadrill New Finance Limited and its subsidiaries, which hold our investments in Seamex and Seabras Sapura and are also the issuers of the senior secured notes. We have agreed a forbearance agreement with the senior secured note holders to allow the Debtors the time to complete its reorganization.
As part of the Chapter 11 cases under case number 21-30427 (the “Chapter 11 Cases”), the Debtors were granted “first-day” relief which enabled the Company to continue operations without interruption.
Please refer to Item 5B for a discussion of the Company's Chapter 11 Proceedings and going concern position.
b) Acquisitions or disposals of material assets
In September 2020, we acquired the minority holding of 33.76% of the share capital of Asia Offshore Drilling Limited (“AOD”) from Mermaid for cash consideration of $31 million, giving Seadrill a 100% shareholding in AOD.
In September 2020, we sold the cold-stacked harsh-environment jack-up rig West Epsilon for $12 million with the proceeds paid directly to our banks as an early repayment against our external debt.
c) Other significant developments
Contracts to acquire eight newbuild jack-up rigs from Dalian were terminated between October 2017 and March 2019. In March 2019, the relevant Seadrill contracting parties commenced arbitration proceedings in London for all eight rigs to claim for the return of the paid installments plus interest and further damages for losses. The Seadrill contracting parties have also filed claims for these amounts as part of the Dalian insolvency proceedings in China, which commenced in January 2019. See Note 35 - "Commitments and contingencies" to the Consolidated Financial Statements included herein for further information about the on-going legal proceedings.
In February 2019, we entered into an agreement to establish a 50:50 joint venture ("Sonadrill") with Sonangol. The joint venture was intended to operate four drillships, focusing on opportunities in Angolan waters. Each of the joint venture parties was intended to bareboat charter two drillships into Sonadrill with Seadrill managing and operating all the units and being responsible for managing the delivery and mobilization of the two Sonangol drillships, from the shipyard in Korea, under a separate commissioning and mobilization agreement with Sonangol. In October 2019, Seadrill and Sonangol contributed $50 million equity into the joint venture. On October 1, 2019, the first bareboat charter and management agreement for the Sonangol drilling unit, Libongos, became effective. The rig commenced its first drilling contract on October 10, 2019. The Libongos was suspended from operations between May 2020 and December 2020 with the remaining backlog on the contract being deferred. The remaining drillships have not yet been chartered to Sonadrill.
In August 2019, we entered into an agreement to establish a 50:50 joint venture ("Gulfdrill") with Gulf Drilling International ("GDI"), to provide drilling services in Qatar. GDI was awarded five long-term drilling contracts in Qatar which it has novated to Gulfdrill. We have leased three of our benign environment jack-up rigs, West Castor, West Telesto and West Tucana to Gulfdrill for use under these contracts and have secured bareboat charters for a further two rigs from a third-party shipyard. GDI manages and operate all rigs on behalf of the joint venture.
On March 26, 2020 we received a written notice from the New York Stock Exchange ("NYSE") that we were not in compliance with listing rules due to our average closing share price falling below $1 over a period of 30 consecutive trading days. On April 8, 2020 we provided the required notice to the NYSE stating our intention to seek a cure of our non-compliance. However due to the impact of the coronavirus pandemic on the offshore drilling industry, the Board of Directors determined that delisting was in the best interests of the Company, announcing the decision on June 1, 2020 and filing a Form 25 with the SEC on June 11, 2020. We stopped trading on this exchange on June 19, 2020. Our Shares currently trade on the over-the-counter (OTC) market under the ticker symbol SDRLF. We will continue to be listed on the Oslo Stock Exchange.
In December 2020, Seadrill Partners, an affiliated company, voluntarily entered into Chapter 11 proceedings. The consequence of the court involvement in operating and financial decisions meant we no longer had significant influence over our various interests in this entity - see Note 20 - "Investments in associated companies" to the Consolidated Financial Statements included herein for further information. The court has granted relief requested in first day motions related to ordinary course business activities. This allows Seadrill Partners to continue to pay critical third-party suppliers and vendors.
On February 3, 2021 Seadrill Partners entered into a management agreement with Energy Drilling to maintain, market and operate the Seadrill Partners owned tender rigs T-15, T-16 and West Vencedor. The agreement started a 90-day transition period of services provided from Seadrill Limited to Energy Drilling.
On February 10, 2021 we received notification that Seadrill Partners have submitted a motion for the approval of a new management services agreement with Vantage Drilling for certain rigs in the Seadrill Partners Fleet.
3) Capital expenditures
Our capital expenditures primarily relate to (i) upgrades to our existing drilling units and (ii) costs incurred on major maintenance projects. We have summarized capital expenditures for the periods covered by this annual report in the table below.

(In $ millions)	Successor			Predecessor
Summary of capital expenditures	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Additions to newbuilding	—	—	—	(1)
Additions to drilling units and equipment	(27)	(48)	(27)	(48)
Payments for long-term maintenance	(121)	(114)	(71)	(78)
Total capital expenditure	(148)	(162)	(98)	(127)
4) Further information
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may find additional information on Seadrill on that site. The address of that site is http://www.sec.gov.

B.BUSINESS OVERVIEW

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
Through a number of acquisitions of companies, second-hand units and newbuildings, we have developed into one of the world's largest international offshore drilling contractors. We own 34 drilling rigs and we manage and operate 20 rigs on behalf of Seadrill Partners, SeaMex, Sonangol, Sonadrill and Northern Ocean.
We are recognized for providing high quality operations, in some of the most challenging sectors of offshore drilling. We employ 3,175 employees across the globe. We are incorporated in Bermuda, and have worldwide operations based on where activities are conducted in the global oil and gas industry.
We operate through the following segments: (i) harsh environment; (ii) floaters; and (iii) jack-up rigs, as further explained below and in 5A - "Operating and Financial Review".
2) Our Fleet
Our relatively modern fleet, among the youngest in the industry, is well positioned compared with other major offshore drillers. Our fleet of 34 drilling units includes 7 drillships, 12 semi-submersible rigs and 15 jack-up rigs. For additional information on our drilling units and newbuildings refer to Item 4D - "Property, Plant and Equipment".
We categorize the drilling units in our fleet as (i) floaters, (ii) jack-ups and (iii) harsh environment. This is further explained below.
a) Floaters
Our floaters segment encompasses our drillships and benign environment semi-submersible rigs.
i.Drillships:
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
ii.Semi-submersible drilling rigs:
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
c) Harsh Environment
Harsh environment rigs include both semi-submersibles and jack-ups that have a number of design modifications to be able to handle to weather conditions as seen in the North Sea and Canada. Compared to benign environment rigs, these modifications include increased variable load to reduce the need for resupply, increased air gap to increase wave clearance, increased automation, changes in the geometry of the legs or columns to decrease wind and wave loads, and greater spacing between the legs or columns. Harsh environment rigs tend to be larger, heavier and more expensive to construct than benign environment rigs.

3) Competitive Strengths
Our competitive strengths focus on four key areas:
i.Scale and age-one of the largest and youngest offshore drilling contractors
Since our inception in 2005, we have developed into one of the world’s largest international offshore drilling companies, with a significant geographical footprint. Most of our rigs were built after 2007, contributing to one of the youngest rig fleet in our industry.
ii.Unwavering commitment to safety and the environment
We believe that the combination of quality drilling units and a highly skilled workforce allows us to provide our Customers with safe and efficient operations. We behave responsibly towards our shared environment and continue to commit resources to improving our environmental programs with a drive to reduce our overall carbon footprint (“B-” ranking awarded by Carbon Disclosure Program (CDP) in 2019, above average compared to our peer group). Nothing is more important to us than the health, safety and security of our workforce and the communities in which we operate. During 2020 we increased resources available to our workforce to look after their mental health in response to the ongoing global COVID-19 pandemic. In several local areas of operations our workforce has contributed in different ways to the local community to help battle COVID-19.
iii.Technologically advanced fleet
Our drilling units are amongst the most technologically advanced in the world. Our modern fleet offers superior technical capabilities, resulting in high operational reliability. We believe, based on our proven operational track record and fleet composition that we will be better placed to secure new drilling contracts than some of our competitors with older, less advanced rig fleets.
iv.Trust-based, enduring Customer relationships
We have strong relationships with our Customers that are based on trust in our people, operational track record and the quality and reliability of our assets. Our Customers are oil super-majors, state-owned national oil companies and independent oil and gas companies.
4) Overall Strategy
From shallow to ultra-deep water, in both harsh and benign environments, our vision is to set the standard in offshore drilling, and we deliver this vision through the four pillars of our strategy:
i.Best Operations
Our objective is to deliver the best operations possible - both in terms of utilization and commitment to health, safety and the environment. To do this, we leverage one of the most modern rigs in the industry combined with a motivated, highly skilled and experienced workforce.
ii.Right rigs
We are organized by asset class – Harsh Environment, Jack-Ups and Floaters. Having the right rigs in these segments allows us to offer a range of assets to suit the diverse needs of our Customers, working in various geographies and water depths, whilst positioning ourselves for future growth in the industry.
iii.Strongest relationships
We have established robust, long-term relationships with key players in the industry and we will seek to deepen and strengthen these relationships further. This involves identifying additional value-adding services for our Customers and developing long-term, mutually beneficial partnerships. We strive to provide the best possible service to our Customers and be valued partners in their success.
iv.Leading organization
We are proud of our culture and we recognize that our business is built on people. As part of our strategy, we aim to recruit, retain, and develop the best people in the industry and to build a dynamic organization that continually adapts to ever-evolving business needs.
5) Research and Development
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
6) Markets
Our operations are geographically dispersed in oil and gas exploration and development areas throughout the world. We operate in a single, global offshore drilling market, as our drilling rigs are mobile assets and are able to be moved according to prevailing market conditions. We organize our business into the following segments: (i) harsh environment; (ii) floaters; and (iii) jack-ups. For details of our revenues and fixed assets by operating segment and geography, refer to Note 7 - "Segment information" to the Consolidated Financial Statements included herein.

7) Seasonality
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
8) Customers
Our customers include oil super-majors, state-owned national oil companies and independent oil and gas companies. In addition, we provide management services to certain affiliated entities. For an analysis of our most significant customers, refer to Note 7 - 'Segment information" to the Consolidated Financial Statements included herein.
9) Drilling contracts
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
10) Competition
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
For further information on current market conditions and global offshore drilling fleet, refer to Item 5D - "Trend Information".

11) Risk of Loss and Insurance
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
i.Physical Damage Insurance
We purchase hull and machinery insurance to cover for physical damage to our drilling rigs. We retain the risk, through self-insurance, for the deductibles relating to physical damage insurance on our drilling unit fleet; currently, a maximum of $5 million per occurrence.
ii.Loss of Hire Insurance
We also have insurance to cover loss of revenue for our operational rigs (floaters and harsh environment jack-ups, not benign environment jack-ups) in the event of extensive downtime caused by physical damage, where such damage is covered under our physical damage insurance. The loss of hire insurance has a deductible period of up to 60 days after the occurrence of physical damage. Thereafter we are compensated for loss of revenue up to 290 days per event and aggregated per year. The daily indemnity will vary from 75% to 100% of the contracted dayrate. We retain the risk related to loss of hire during the initial 60-day period, as well as any loss of hire exceeding the number of days permitted under the insurance policy. If the repair period for any physical damage exceeds the number of days permitted under the loss of hire policy, we will be responsible for the loss of revenue in such a period.
iii.Protection and Indemnity Insurance
We also purchase Protection and Indemnity insurance (P&I) and excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling rigs to cover claims of up to $500 million and $700 million in the United States per event and in the aggregate. We retain the risk for the deductible of up to $25,000 per occurrence relating to protection and indemnity insurance or up to $500,000 for claims made in the United States.
iv.Windstorm Insurance
We have elected to place an insurance policy for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico with a Combined Single Limit of $100 million in the annual aggregate, which includes loss of hire. We intend to renew our policy to insure a limited part of this windstorm risk for a further period starting May 1, 2021 through April 30, 2022.
12) Environmental and Other Regulations in the Offshore Drilling Industry
Our operations are subject to numerous laws and regulations in the form of international treaties and maritime regimes, flag state requirements, national environmental laws and regulations, navigation and operating permits requirements, local content requirements, and other national, state and local laws and regulations in force in the jurisdictions in which our drilling units operate or are registered, which can significantly affect the ownership and operation of our drilling units. For details of environmental laws and regulations affecting our operations, refer to Item 3 - "Key Information – D. Risk Factors – Risks Relating to Our Company and Industry – Governmental laws and regulations, including environmental laws and regulations, may add to our costs, expose to us liability, or limit our drilling activity".
i.Flag State Requirements
All our drilling units are subject to regulatory requirements of the flag state where the drilling unit is registered. The flag state requirements are international maritime requirements and, in some cases, further interpolated by the flag state itself. These include engineering, safety and other requirements related to the maritime industry. In addition, each of our drilling units must be “classed” by a classification society. The classification society certifies that the drilling rig is “in-class,” signifying that such drilling rig has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the flag state and the international conventions of which that country is a member. Maintenance of class certification requires expenditure of substantial sums and can require taking a drilling unit out of service from time to time for repairs or modifications to meet class requirements.  Our drilling units must generally undergo class surveys annually and a renewal survey once every five years. In addition, for some of the internationally-required class certifications, such as the Code for the Construction and Equipment of Mobile Offshore Drilling Units (the “MODU Code”) certificate, the classification society will act on a flag state’s behalf. The Classification Society can also act on behalf of the Flag State for survey and issue of International Certification. Port States can also impose stricter regimes than the Flag State when the drilling unit is operating in their territorial waters.
ii.International Maritime Regimes
Applicable international maritime regime requirements include, but are not limited to, the International Convention for the Prevention of Pollution from Ships (“MARPOL”), the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the “CLC”), the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001 (ratified in 2008), or the Bunker Convention, the International Convention for the Safety of Life at Sea of 1974 (“SOLAS”), the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, MODU Code, and the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”).  These various conventions regulate air emissions and other discharges to the environment from our drilling units worldwide, and we may incur costs to comply with these regimes and continue to comply with these regimes as they may be amended in the future. In addition, these conventions impose liability for certain discharges, including strict liability in some cases. For details of these laws and regulations, refer to Item 3 - "Key Information - D. Risk Factors - Risks Relating to Our Company and Industry - We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business".
The BWM Convention calls for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention entered into force on September 8, 2017. Under its requirements, only ballast water treatment will be accepted from the next International Oil Pollution Prevention renewal survey (after September 8, 2019). All Seadrill units considered in operational status are in full compliance with the staged implementation of the BWM Convention by International Maritime Organization guidelines.
As of January 1, 2020, MARPOL Annex VI, Regulation 14, requires the sulphur content of any fuel used on board ships to be limited to 0.5% m/m (percent by mass). The fuel we use is compliant to these regulations. Ships must either burn compliant fuel, or use an exhaust gas cleaning system, which have fitting and upkeep costs.
iii.Environmental Laws and Regulations
Applicable environmental laws and regulations include the U.S. Oil Pollution Act of 1990, ("OPA"), the Comprehensive Environmental Response, Compensation and Liability Act, ("CERCLA"), the U.S. Clean Water Act, ("CWA"), the U.S. Clean Air Act, ("CAA"), the U.S. Outer Continental Shelf Lands Act ("OCSLA"), the U.S. Maritime Transportation Security Act of 2002, (“MTSA"), European Union regulations, including the EU Directive 2013/30 on the Safety of Offshore Oil and Gas Operations, and Brazil’s National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Federal Law (9966/2000) relating to pollution in Brazilian waters. These laws govern the discharge of materials into the environment or otherwise relate to environmental protection. In certain circumstances, these laws may impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part. Implementation of new environmental laws or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs or limit the operational capabilities of our drilling units and could materially and adversely affect our operations and financial condition. For details of these laws and regulations, refer to Item 3 - "Key Information - D. Risk Factors - Risks Relating to Our Company and Industry - We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business".
iv.Safety Requirements
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
v.Navigation and Operating Permit Requirements
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
vi.Local Content Requirements
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
vii.Other Laws and Regulations
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

C.ORGANIZATIONAL STRUCTURE

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
2) Investments in Non-Consolidated Entities
In addition to owning and operating our offshore drilling units through our subsidiaries, we also, from time to time, make investments in other offshore drilling and oil services companies. We have the following significant equity investments:
i.Seadrill Partners
Seadrill Partners is a Marshall Islands limited liability company that owns four drillships, four semi-submersible rigs and three tender rigs. Seadrill Partners focuses on owning and operating offshore drilling rigs under long-term contracts with major oil companies. As of February 28, 2021, we own 46.6% of the outstanding limited liability interests of Seadrill Partners, which includes 35% of the outstanding common units and 100% of its subordinated units. We also own significant non-controlling interests in most of the operating and rig-owning subsidiaries of Seadrill Partners. Seadrill Partners’ common units were traded on the NYSE under the symbol “SDLP”, before being suspended from trading on the exchange in August 2019 as the market capitalization decreased below $15 million for a period of 30 consecutive days. On December 23, 2019, the common units were delisted from the NYSE.
On December 1, 2020 Seadrill Partners voluntarily entered into Chapter 11 proceedings. This resulted in a loss of significant influence and therefore this investment is no longer accounted for as an equity method investment - see Note 20 - "Investment in associated companies" to the Consolidated Financial Statements included herein.
ii.SeaMex
SeaMex is a joint venture that owns and operates five jack-up drilling units located in Mexico under contract with Pemex. As of February 28, 2021, we have a 50% ownership stake in SeaMex. The remaining 50% interest is owned by an investment fund controlled by Fintech Investment Limited, ("Fintech").
iii.Archer
Archer is a global oilfield service company that specializes in drilling and well services. As of February 28, 2021 we own 15.7% of the outstanding common shares of Archer. We also own a convertible loan note that has a conversion right into equity of Archer.
iv.Seabras Sapura
Seabras Sapura is a group of related companies that own and operate six pipe-laying service vessels in Brazil. As of February 28, 2021, we have a 50% ownership stake in each of these companies. The remaining 50% interest is owned by Sapura Energy Berhad ("Sapura Energy").
v. Gulfdrill
Gulfdrill is a joint venture that manages and operates five premium jack-ups in Qatar with Qatargas. As of February 28, 2021, we have a 50% ownership stake in Gulfdrill. The remaining 50% interest is owned by Gulf Drilling International ("GDI"). We lease three of our jack-up rigs to the joint venture, with the additional two units being leased from a third party shipyard.

vi. Sonadrill

Sonadrill is a joint venture that will operate four drillships focusing on opportunities in Angolan waters. As of February 28, 2021, we have a 50% ownership stake in Sonadrill. The remaining 50% interest is owned by Sonangol EP ("Sonangol"). Both Seadrill and Sonangol will bareboat two units into the joint venture. On October 1, 2019, the first bareboat and management agreements for the Sonangol drilling unit, Libongos, became effective. The rig commenced its first drilling contract on October 10, 2019.
For further information on our investments in non-consolidated entities, refer to Note 20 - "Investment in associated companies" to the Consolidated Financial Statements included herein.

D.PROPERTY, PLANT AND EQUIPMENT

In this section, we provide details of our major categories of property, plant and equipment. We have categorized our assets as (i) drilling units, (ii) newbuildings and (iii) office and equipment. You can find further information in the notes to the Consolidated Financial Statements included in this report. For details on drilling units and equipment refer to Note 21 - "Drilling units" and Note 22 - "Equipment", respectively, to the Consolidated Financial Statements included herein.
1) Drilling units
The following tables, presented as at December 31, 2020, provide certain specifications for our drilling rigs. Unless otherwise noted, the stated location of each rig indicates either the current drilling location, if the rig is operating, or the next operating location, if the rig is mobilizing for a new contract.

Harsh Environment
Harsh Environment Semi-submersible rigs (6)

Unit	Year built	Water depth (feet)	Drilling depth (feet)	Location as at December 31, 2020	Estimated month of rig availability
West Alpha	1986	2,000	23,000	Norway	available
West Venture	2000	2,600	30,000	Norway	available
West Navigator	2000	7,500	35,000	Norway	available
West Hercules (i)	2008	10,000	35,000	Norway	June 2021
West Phoenix	2008	10,000	30,000	Norway	September 2023
West Eminence	2009	10,000	30,000	Spain	available
Harsh Environment Jack-up Rigs (2)

Unit	Year built	Water depth (feet)	Drilling depth (feet)	Location as at December 31, 2020	Estimated month of rig availability
West Elara	2011	450	40,000	Norway	April 2028
West Linus (i)	2014	450	40,000	Norway	January 2029

Floaters
Benign Environment Semi-submersible rigs (7)

Unit	Year built	Water depth (feet)	Drilling depth (feet)	Location as at December 31, 2020	Estimated month of rig availability
West Taurus (i)	2008	10,000	35,000	Norway	available
Sevan Driller	2009	10,000	40,000	Indonesia	available
West Orion	2010	10,000	35,000	Malaysia	available
West Pegasus	2011	10,000	35,000	Norway	available
West Eclipse	2011	10,000	40,000	Namibia	available
Sevan Brasil	2012	10,000	40,000	Aruba	available
Sevan Louisiana	2013	10,000	40,000	USA	March 2021

Drillships (6)

Unit	Year built	Water depth (feet)	Drilling depth (feet)	Location as at December 31, 2020	Estimated month of rig availability
West Gemini	2010	10,000	35,000	Angola	available
West Tellus	2013	12,000	40,000	Brazil	December 2021
West Neptune	2014	12,000	40,000	USA	March 2021
West Jupiter	2014	12,000	40,000	Spain	available
West Saturn	2014	12,000	40,000	Brazil	July 2021
West Carina	2015	12,000	40,000	Malaysia	available
Jack-ups
Benign Environment Jack-up Rigs (13)

Unit	Year built	Water depth (feet)	Drilling depth (feet)	Location as at December 31, 2020	Estimated month of rig availability
West Prospero	2007	400	30,000	Malaysia	available
West Vigilant	2008	350	30,000	Malaysia	available
West Ariel	2008	400	30,000	United Arab Emirates	available
West Cressida	2009	375	30,000	Thailand	available
West Freedom	2009	350	30,000	Colombia	available
West Callisto	2010	400	30,000	Saudi Arabia	December 2022
West Leda	2010	375	30,000	Malaysia	available
AOD I	2013	400	30,000	Saudi Arabia	July 2022
AOD II	2013	400	30,000	Saudi Arabia	May 2023
AOD III	2013	400	30,000	Saudi Arabia	January 2023
West Castor	2013	400	30,000	Qatar	September 2023
West Tucana	2013	400	30,000	Qatar	May 2024
West Telesto	2013	400	30,000	Qatar	February 2023

For detail on our drilling units which have been pledged as collateral for our borrowing facilities refer to Note 23 - "Debt" to the Consolidated Financial Statements included herein.
(i) As of December 31, 2020, we wholly-owned all the drilling rigs shown in the tables above, except for the jack-up rig West Linus and the harsh-environment floater West Hercules, and semi-submersible rig West Taurus which are owned by subsidiaries of SFL Corporation Limited ("Ship Finance SPVs") and leased to us under capital leases. We previously consolidated the Ship Finance SPVs under the variable interest model, although as of December 31, 2020 we have deconsolidated these entities. Please see Note 36 - "Variable Interest Entities" to the Consolidated Financial Statements included herein.
2) Newbuildings
We previously had an option to acquire the semi-submersible rig Sevan Developer. The option expired on June 30, 2020.
3) Office and Equipment
We lease offices and other properties in several locations including Stavanger in Norway, Singapore, Houston in the United States, Rio de Janeiro in Brazil, Dubai in the United Arab Emirates and Liverpool and London in the United Kingdom. Our Consolidated Balance Sheet includes office equipment, IT equipment and leasehold improvements held in these locations.
In March, 2020, Seadrill was awarded a contract to provide drilling services for 10 firm wells and 4 optional wells. To fulfill this contract Seadrill entered a charter agreement to lease the West Bollsta rig from Northern Ocean. The rig was mobilized and commenced operations in early October 2020 after being available at the drill location in September 2020. This operating lease arrangement has resulted in the recognition of a lease liability and offsetting right of use asset.

ITEM 4A.UNRESOLVED STAFF COMMENTS
None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS
In this section, we present management’s discussion and analysis of results of operations and financial condition. It should be read in conjunction with our Consolidated Financial Statements and accompanying notes thereto included herein. You should also carefully read the following sections of this annual report entitled “Cautionary Statement Regarding Forward-Looking Statements,” Item 3 - "Key Information - A. Selected Financial Data", Item 3 - "Key Information - D. Risk Factors” and Item 4 - "Information on the Company".
Our Consolidated Financial Statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars unless otherwise indicated. We refer you to the notes to the Consolidated Financial Statements for a discussion of the basis on which the Consolidated Financial Statements are prepared.
1) Introduction
We are an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. For a detailed description of our business please read Item 4B - "Business Overview".
2) Previous Chapter 11 Reorganization and Application of Fresh Start Accounting
In this section we have provided a summarized description of our previous Chapter 11 Reorganization below, together with an overview of Fresh Start Accounting which we applied on emergence from of the Predecessor Company from Chapter 11 on July 2, 2018. Note also that the Successor Company filed for Chapter 11 post year-end. Please refer to Note 38 - "Subsequent Events" to the Consolidated Financial Statements included herein for further details.
i.Previous Chapter 11 Reorganization
Prior to the filing of the Previous Chapter 11 Proceedings (as defined below), we were engaged in extensive discussions with our secured lenders, certain holders of our unsecured bonds and potential new money investors regarding the terms of a comprehensive restructuring. The objectives of the restructuring were to build a bridge to a recovery and achieve a sustainable capital structure. To achieve this, we had proposed an extension to our bank maturities, reduced debt amortization payments, amendments to financial covenants and raising of new capital.
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
On September 12, 2017, to implement the transactions contemplated by the RSA and Investment Agreement, Old Seadrill Limited and certain of its subsidiaries (the "Debtors") commenced prearranged reorganization proceedings (the "Previous Chapter 11 Proceedings") under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas Victoria Division. During the bankruptcy proceedings, the Debtors continued to operate the business as debtors in possession.
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
On February 26, 2018, the Debtors filed a proposed Second Amended Joint Chapter 11 Plan of Reorganization (the "Plan") with the Bankruptcy Court. The Plan was confirmed by the Bankruptcy Court on April 17, 2018. The Plan became effective and the Debtors emerged from the Previous Chapter 11 Proceedings on July 2, 2018 (the "Effective Date").
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
ii.Application of Fresh Start Accounting
Upon emergence from the Previous Chapter 11 Proceedings on July 2, 2018, we adopted fresh start accounting in accordance with the provisions set forth in ASC 852, Reorganizations. Adopting fresh start accounting resulted in a new financial reporting entity with no retained earnings or deficits brought forward. Upon the adoption of fresh start accounting, our assets and liabilities were recorded at their fair values which differ materially from the recorded values of our assets and liabilities as reflected in the Predecessor historical Consolidated Balance Sheets. The effects of the Plan and the application of fresh start accounting were applied as of July 2, 2018 and the new basis of our assets and liabilities are reflected in our Consolidated Balance Sheet as of December 31, 2018 and the related adjustments thereto were recorded in the Consolidated Statement of Operations of the Predecessor as "Reorganization items" during the 2018 Predecessor period.
Accordingly, our Consolidated Financial Statements for periods after July 2, 2018 are not comparable to the Predecessor Consolidated Financial Statements prior to July 1, 2018. Our Consolidated Financial Statements and related footnotes are presented with a black line division which delineates the lack of comparability between amounts presented on July 2, 2018 and dates prior. Our financial results for future periods following the application of fresh start accounting will be different from historical trends and the differences may be material.
Refer to Note 5 – "Fresh Start Accounting" to the Consolidated Financial Statements included herein.
3) Changes to our fleet
The below table shows the number of drilling units included in our fleet for each of the periods covered by this report.

	Successor
Drilling units	December 31, 2020	December 31, 2019	December 31, 2018
Harsh environment floaters	6	6	6
Harsh environment jack-up rigs	2	3	3
Total harsh environment rigs	8	9	9
Drillships	6	6	6
Semi-submersible rigs	7	7	7
Total floaters	13	13	13
Jack-up rigs	13	13	13
Total drilling units	34	35	35
In the year ended December 31, 2020 the West Epsilon, one of our harsh environment jack-up rigs, was sold for $12 million. The rig was built in 1993 and had been cold-stacked since 2016.
The below table shows the number of newbuildings for each of the periods covered by this report.

	Successor
Number of units	December 31, 2020	December 31, 2019	December 31, 2018
Harsh environment semi-submersible rigs	—	—	—
Harsh environment jack-up rigs	—	—	—
Total harsh environment rigs	—	—	—
Drillships	—	—	—
Semi-submersible rigs	—	1	1
Total floaters	—	1	1
Jack-up rigs	—	—	2
Total operational units	—	1	3
Jack-up newbuild rigs decreased due to terminations of Newbuild contracts between us and the Dalian Shipyard. The contracts for the remaining two jack-up rigs from the Dalian shipyard, the West Dione and West Mimas, were terminated in February 2019 and April 2019, respectively.
We had an option to acquire the semi-submersible rig Sevan Developer. The option to purchase the Sevan Developer expired on June 30, 2020 and was not exercised.
Please read Item 4D - "Property, Plant and Equipment" for further information on our operational drilling units and newbuilds at December 31, 2020.
4) Contract backlog
Contract backlog includes all firm contracts at the maximum contractual operating dayrate multiplied by the number of days remaining in the firm contract period. For contracts which include a market indexed rate mechanism we utilize the current applicable dayrate multiplied by the number of days remaining in the firm contract period. Contract backlog excludes revenues for mobilization, demobilization and contract preparation or other incentive provisions and excludes backlog relating to non-consolidated entities. Contract backlog excludes management contract revenue from Seadrill Partners, SeaMex, Sonadrill and Northern Ocean, some of which are on rolling contracts.

The contract backlog for our fleet was as follows as at the dates specified:

(In $ millions)	Successor
Contract backlog	December 31, 2020	December 31, 2019	December 31, 2018
Harsh environment	1,476	1,805	1,505
Floaters	132	364	451
Jack-ups	249	375	131
Total	1,857	2,544	2,087
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
We project our December 31, 2020 contract backlog to unwind over the following periods.

(In $ millions)		Successor
Contract backlog	Total	2021	2022	2023	Thereafter
Harsh environment	1,476	271	280	238	687
Floaters	132	132	—	—	—
Jack-ups	249	101	106	33	9
Total	1,857	504	386	271	696
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

A.RESULTS OF OPERATIONS
The year ended 2020, 2019, the 2018 Successor period and the 2018 Predecessor period
The tables included below set out financial information for the periods presented. The 2018 Successor period and the 2018 Predecessor period are distinct reporting periods because of the application of fresh start accounting upon emergence from the Previous Chapter 11 Proceedings on July 2, 2018. These periods may not be comparable to each other or prior periods. We have therefore not made comparisons between accounting measures in non-comparable periods. We have made comparisons for non-accounting driven performance indicators, where applicable.

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Operating revenues	1,059	1,388	541	712
Operating expenses	(1,457)	(1,722)	(737)	(918)
Other operating items	(4,084)	39	21	(407)
Operating loss	(4,482)	(295)	(175)	(613)
Interest expense	(469)	(487)	(261)	(38)
Reorganization items	—	—	(9)	(3,365)
Other financial and non-operating items	293	(479)	(152)	161
Loss before income taxes	(4,658)	(1,261)	(597)	(3,855)
Income tax (expense)/benefit	(5)	39	(8)	(30)
Net loss	(4,663)	(1,222)	(605)	(3,885)
1) Operating revenues
Total operating revenues consist of contract revenues, reimbursable revenues, management contract revenues and other revenues. We have analyzed operating revenues between these categories in the table below:

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Contract revenues	703	997	469	619
Reimbursable revenues	37	41	16	21
Management contract revenue	289	338	56	38
Other revenues	30	12	—	34
Total operating revenues	1,059	1,388	541	712

a) Contract revenues
Contract revenues represent the revenues that we earn from contracting our drilling units to customers, primarily on a dayrate basis. We have analyzed contract revenues by segment in the table below.

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Harsh environment	376	313	129	95
Floaters	210	477	245	411
Jack-ups	117	207	95	113
Contract revenues	703	997	469	619
Contract revenues are primarily driven by the average number of rigs under contract during a period, the average dayrates earned and economic utilization achieved by those rigs under contract. We have set out movements in these key indicators of performance in the sections below.
i.Average number of rigs on contract
We calculate the average number of rigs on contract by dividing the aggregate days our rigs were on contract during the reporting period by the number of days in that reporting period. The average number of rigs on contract for the periods covered is set out in the below table:

	Successor			Predecessor
	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Harsh environment	4	4	4	4
Floaters	3	5	5	8
Jack-ups	3	7	6	6
Average number of rigs on contract	10	16	15	18
Harsh Environment
There has been no change in the average number of harsh environment rigs on contract in the periods presented.
Floaters
The average number of floaters on contract decreased by two between the year ended 2020 and 2019 primarily due to the West Jupiter and West Saturn completing their contracts in 2019.
The average number of floaters on contract for the year ended 2019 was the same as for the 2018 Successor period. The West Carina and Sevan Louisiana both operated in 2019 after periods of being idle. This was offset by the West Gemini being idle between August and October 2019 and the West Saturn completing its contract with Equinor in October 2019.
The average number of floaters on contract decreased by three between the 2018 Predecessor period and the 2018 Successor period primarily due to the West Carina and Sevan Brazil completing their contracts with Petrobras in Brazil and the West Eclipse completing its contract with ExxonMobil in Angola.
Jack-ups
The average number of jack-ups on contract decreased by four between the year ended 2020 and 2019 primarily due to the West Telesto and West Castor completing their contracts in 2019 and being leased to Gulfdrill in 2020, the suspension of the AOD II contract with Saudi Aramco in 2020 and the West Tucana completing its contract in 2020.
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
ii.Average contractual dayrates
We calculate the average contractual dayrate by dividing the aggregate contractual dayrates during a reporting period by the aggregate number of days for the reporting period. We have set out the average contractual dayrates for the periods presented in the below table:

	Successor			Predecessor
(In $ thousands)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Harsh environment	242	215	167	178
Floaters	196	247	249	301
Jack-ups	80	79	85	103
Harsh Environment
The average contractual dayrate for harsh environment rigs increased by $27k per day between the years ended December 31, 2020 and 2019 and $48k per day between the year ended December 31, 2019 and 2018 Successor period. This was primarily due to the West Phoenix operating at higher dayrates and due to the West Linus and West Elara earning higher market-indexed rates on their long-term contracts with ConocoPhillips.
The average contractual dayrate for harsh environment rigs decreased by $11k per day between the 2018 Successor and 2018 Predecessor period primarily due to the West Linus and West Elara operating at higher dayrates in 2018 Predecessor period compared to 2018 Successor period offset by the West Hercules only being on contract for part of 2018 Predecessor period.
Floaters
The average contractual dayrate for floaters decreased by $51k per day between the years ended December 31, 2020 and 2019. This was primarily due to the West Jupiter completing a legacy dayrate contract at the end of 2019. This was partly offset by the Sevan Louisiana operating at a higher dayrate in 2020 compared to 2019.
The average contractual dayrate for floaters decreased by $2k per day between the year ended December 31, 2019 and 2018 Successor period. This was primarily due to the Sevan Brasil operating at higher dayrates in 2018 compared to 2019.
The average contractual dayrate for floaters decreased by $52k per day between the 2018 Predecessor and 2018 Successor periods primarily due to the West Carina and West Eclipse completing legacy contracts for Petrobras and ExxonMobil, respectively in July 2018.
Jack-ups
The average contractual dayrate for jack-ups increased by $1k per day between the years ended December 31, 2020 and 2019. This was primarily due to two rigs on lower rates being stacked in 2020 and the West Callisto being on higher day rates in 2020. This was off-set by the suspension of the AOD II's contract in 2020 and AOD III operating on a higher dayrate in 2019 compared to 2020 after it secured a long-term extension at a lower dayrate with Saudi Aramco.
The average contractual dayrate for jack-ups decreased by $6k per day between the year ended December 31, 2019 and 2018 Successor period. This was primarily due to the West Callisto and AOD 1 securing long-term extensions at lower dayrates with Saudi Aramco offset by the West Telesto operating at a higher dayrate in 2019 compared to 2018 Successor period.
The average contractual dayrate for jack-ups decreased by $18k per day between 2018 Predecessor and 2018 Successor periods due to the West Castor and West Ariel completing their contracts.
iii.Economic utilization for rigs on contract
We define economic utilization as dayrate revenue earned during the period, excluding bonuses, divided by the contractual operating dayrate multiplied by the number of days on contract in the period. If a drilling unit earns its full operating dayrate throughout a reporting period, its economic utilization would be 100%. However, there are many situations that give rise to a dayrate being earned that is less than contractual operating rate, such as planned downtime for maintenance. In such situations, economic utilization reduces below 100%.
Economic utilization for each of the periods presented in this report is set out in the below table:

	Successor			Predecessor
	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Harsh environment	92%	90%	97%	89%
Floaters	88%	92%	94%	91%
Jack-ups	98%	96%	99%	96%
The economic utilization for harsh environment rigs was largely consistent between December 31, 2020 and December 31, 2019. The economic utilization decreased by 7% between the year ended December 31, 2019 and the 2018 Successor periods primarily due to downtime for the West Phoenix, West Saturn and West Hercules in the year ended 2019. The economic utilization increased between 2018 Successor and 2018 Predecessor due to downtime on the West Jupiter, West Saturn and West Hercules in the 2018 Predecessor period.
The economic utilization for harsh environment rigs increased by 8% between the 2018 Predecessor and 2018 Successor periods primarily due to downtime for the West Elara and West Hercules in the 2018 Predecessor period.
The economic utilization for jack-ups increased by 3% between the 2018 Predecessor and 2018 Successor periods primarily due to downtime for the West Cressida, West Castor and West Telesto in the 2018 Predecessor period.
b) Reimbursable revenues
We generally receive reimbursements from our customers for the purchase of supplies, equipment, personnel and other services provided at their request in accordance with a drilling contract. We classify such revenues as reimbursable revenues.
c) Management contract revenue
During the year ended December 31, 2019, we entered into new management contract arrangements with Sonadrill and Northern Ocean which increased the volume of activity where we are managing rigs on behalf of other parties (until 2019 we managed rigs for Seadrill Partners and Seamex only). We have therefore separately presented the revenues earned under arrangements where we provide management or operational services to other parties. We have analyzed management contract revenues by segment in the table below.

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Harsh environment	129	184	18	6
Floaters	126	119	19	22
Jack-ups	17	13	8	6
Other	17	22	11	4
Management contract revenue	289	338	56	38
Management contract revenues decreased between the years ended December 31, 2020 and 2019 due to lower recharges to Northern Ocean relating to the harsh environment rigs the West Mira and West Bollsta and lower billings to non-consolidated entities partially offset by higher management fees charged to Sonangol relating to the Libongos.

Management contract revenues increased between the year ended December 31, 2019 and 2018 successor period due to Seadrill entering into management contract arrangements with Sonadrill and Northern Ocean.

d) Other revenues
Other revenues include the following:

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Leasing revenues (i)	19	1	—	—
Amortization of unfavorable contracts (ii)	—	—	—	21
Early termination fees (iii)	11	11	—	13
Other revenues	30	12	—	34
i.Leasing revenues
Revenue earned on the charter of the West Castor, West Telesto and West Tucana to Gulfdrill.
ii.Amortization of unfavorable contracts
We recognize an intangible asset or liability if we acquire a drilling contract in a business combination and the contract had a dayrate that was above or below market rates at the time of the business combination. For the periods before emergence from the Previous Chapter 11 Proceedings, we classified the amortization of these intangible assets or liabilities within other revenues. Post-emergence and after the application of fresh start accounting, we have applied a new accounting policy which classifies amortization of these intangible assets and liabilities within operating expenses. The unfavorable contract values in the Predecessor period arose from our acquisition of Sevan Drilling Limited.
iii.Early termination fees
The termination fee revenue in the year ended December 31, 2020 relates to the West Gemini, the year ended December 31, 2019 relates to the fees recognized for the West Jupiter and West Castor, and the period from January 1, 2018 through July 1, 2018 relates to the fees recognized for the West Pegasus.
2) Operating expenses
Total operating expenses include vessel and rig operating expenses, amortization of intangibles, reimbursable expenses, management contract expense, depreciation of drilling units and equipment, and selling, general and administrative expenses. We have analyzed operating expenses between these categories in the table below:

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Vessel and rig operating expenses (i)	(606)	(726)	(341)	(417)
Depreciation (ii)	(346)	(426)	(236)	(391)
Amortization of intangibles (iii)	(1)	(134)	(58)	—
Reimbursable expenses	(34)	(39)	(15)	(18)
Selling, general and administrative expenses (iv)	(80)	(95)	(43)	(47)
Management contract expense (v)	(390)	(302)	(44)	(45)
Operating expenses	(1,457)	(1,722)	(737)	(918)
i.Vessel and rig operating expenses
Vessel and rig operating expenses represent the costs we incur to operate a drilling unit that is either in operation or stacked. This includes the remuneration of offshore crews, rig supplies, expenses for repair and maintenance and onshore support costs.
For periods prior to emergence from the Previous Chapter 11 Proceedings, we classified certain operational support and information technology related costs incurred by our support functions within selling, general and administrative expenses. As part of fresh start accounting and for periods after emergence we classified these costs within vessel and rig operating expenses. Vessel and rig operating expenses for the 2018 Predecessor and Successor periods are therefore not comparable.
We have analyzed vessel and rig operating expenses by segment in the table below:

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Harsh environment	250	243	111	97
Floaters	272	342	165	203
Jack-ups	84	141	65	117
Vessel and rig operating expenses	606	726	341	417
Vessel and rig expenses for jack-ups in the 2018 Predecessor period included a bad debt expense of $48 million relating to an overdue receivable. This receivable was not recognized as part of fresh start accounting in the 2018 Successor period. We subsequently recovered $21 million on November 27, 2018 and a further $26 million on January 10, 2019 which is recognizable on receipt within "other operating items" (see section 3 below).
Excluding the effect of the one-time item discussed above, vessel and rig operating expenses are mainly driven by rig activity. On average, we incur higher vessel and rig operating expenses when a rig is operating compared to when it is stacked. For stacked rigs we incur higher vessel and rig expenses for warm stacked rigs compared to cold stacked rigs. We incur one-time costs for activities such as preservation and severance when we cold stack a rig. We also incur significant costs when re-activating a rig from cold stack, a proportion of which is expensed as incurred. In the year ended December 31, 2020, we leased the West Telesto, West Tucana and West Castor to Gulfdrill. We incur minimal opex for these leased rigs which has reduced vessel and rig operating expenses for the jack-up segment this year.
We have analyzed the average number of rigs by status and segment over the reporting period in the table below:

	Successor			Predecessor
	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Harsh environment
Operating	4	4	4	4
Cold stacked	4	5	5	5
Average number of harsh environment rigs	8	9	9	9
Floaters
Operating	3	5	5	8
Warm stacked or suspended	4	2	3	—
Cold stacked	6	6	5	6
Average number of floaters	13	13	13	13
Jack ups
Operating	3	7	6	6
Leased to Gulfdrill	2	—	—	—
Warm stacked or suspended	2	1	1	3
Cold stacked	6	5	6	4
Average number of jack-ups	13	13	13	13
For detail on the movement in operating rigs in each period presented, please refer to section 2 - "i. Average number of rigs on contract".
The number of cold stacked harsh environment rigs decreased by one in the year ended December 31, 2020, due to the sale of the West Epsilon.
The number of cold stacked floaters was consistent in the year ended December 31, 2020, December 31, 2019, the 2018 Predecessor period and the 2018 Successor period.

The number of operating jack-up rigs decreased by four between the years ended December 31, 2020 and 2019. In the year ended December 31, 2020 we leased the West Tucana, West Telesto and West Castor to Gulfdrill. However, the West Tucana was warm stacked for the majority of 2020. All of these three rigs were operating in the year ended December 31, 2019. Furthermore, in the year ended December 31, 2020, the West Cressida completed its contract with Medco and was cold stacked and the AOD II contract with Saudi Aramco was suspended for half the year.
The number of cold stacked jack-up rigs increased by two between the 2018 Successor period and 2018 Predecessor period. During the 2018 Successor period the West Ariel and West Freedom went from warm stack to cold stack.
ii.Depreciation of drilling units and equipment
We record depreciation expense to reduce the carrying value of drilling unit and equipment balances to their residual value over their expected remaining useful economic lives.
In the year ended December 31, 2020, we reduced the carrying value of drilling unit and equipment balances when we recorded long-lived asset impairments against all long-term cold stacked units in full and all other drillships and benign environment semi-submersible rigs have been written down to their estimated fair market value in March and December 2020. The depreciation expense for the year ended December 31, 2020 is therefore based on lower carrying values of drilling units and equipment after the impairment in March 2020 and has, therefore, reduced in comparison to the year ended December 31, 2019.
We reduced the carrying value of drilling unit and equipment balances when we (i) applied fresh start accounting on emergence from the Previous Chapter 11 Proceedings and (ii) recorded long-lived asset impairments against the West Alpha, West Navigator and West Epsilon as at June 30, 2018. The depreciation expense for the 2018 Successor period is therefore based on lower carrying values of drilling units and equipment and is not comparable to the level of depreciation expense recorded in the Predecessor periods.
iii.Amortization of intangibles
For periods before emergence from the Previous Chapter 11 Proceedings we recognized intangible assets or liabilities only where we acquired a drilling contract in a business combination. The accounting policy we applied in the Predecessor periods was to classify amortization for such contracts within other revenues. On emergence from the Previous Chapter 11 Proceedings and application of fresh start accounting, we recognized intangible assets and liabilities for favorable and unfavorable drilling contracts at fair value. We amortize these assets and liabilities over the remaining contract period and classify the amortization under operating expenses.
Amortization reduced in the year ended December 31, 2020, after completion of favorable contracts and an impairment recognized against the Seadrill Partners management contracts in 2020. See Note 19 - "Other assets" to the Consolidated Financial Statements included herein for more information.
iv.Selling, general and administrative expenses
Selling, general and administrative expenses include the cost of our corporate and regional offices, certain legal and professional fees as well as the remuneration and other compensation of our officers, directors and employees engaged in central management and administration activities.
As discussed in section 2 above, we changed the classification of certain support function costs for periods after emergence from the Previous Chapter 11. Selling, general and administrative expenses for the successor periods is therefore not comparable to the level of expense recorded in the predecessor periods.
Selling, general and administrative expenses decreased for the year ended December 31, 2020 in comparison to the year ended December 31, 2019, primarily due to lower legal and consultancy fees and a reduction in corporate office expenses.
v.Management contract expense
During the year ended December 31, 2019, we entered into management contract arrangements with Sonadrill and Northern Ocean which increased the volume of activity where we are managing rigs on behalf of other parties. We have therefore separately presented expenses earned under arrangements where we provide management or operational services to other parties.

We have analyzed management contract expenses in the table below:

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Management contract expense	(92)	(79)	(32)	(44)
Reimbursable expenses	(156)	(223)	(12)	(1)
Expected credit losses	(142)	—	—	—
Total management contract expense	(390)	(302)	(44)	(45)
The movement in management contract expense between the years ended December 31, 2020 and 2019 is due an increase in management contract expense relating to an increase in management fees charged to Sonadrill for the Libongos offset by a decrease in reimbursable expenses relating to a reduction in recharges from Northern Ocean and lower billings to Sonangol. Refer to Note 6 – "Current expected credit losses" to the Consolidated Financial Statements included herein for the recognition of expected credit losses for the year ended December 31, 2020.
The movement in management contract expenses between the year ended December 31, 2019 and 2018 Successor period is due to the entering into of the Northern Ocean and Sonadrill management contract arrangement.
3) Other operating items
Other operating items include loss on impairment of long-lived assets and intangibles, loss on sale of assets and other operating income. We have analyzed other operating items between these categories in the below table:

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Loss on impairment of long-lived assets (i)	(4,087)	—	—	(414)
Loss on impairment of intangible (ii)	(21)	—	—	—
Gain on sale of assets (iii)	15	—	—	—
Other operating income (iv)	9	39	21	7
Other operating items	(4,084)	39	21	(407)
i.Impairment of long-lived assets
In the 2018 Predecessor period, we determined that the continuing downturn in the offshore drilling market was an indicator of impairment on certain assets. Following an assessment of recoverability, we recorded an impairment charge of $414 million against three of our older rigs.
In the year ended 2020, impairment charges of $4.1 billion were booked against our rigs, reflecting our view that challenging market conditions are likely to persist for a sustained period and that certain of our cold stacked units are unlikely to return to the working fleet. We have now impaired all long-term cold stacked units in full and all other drillships and benign environment semi-submersible rigs have been written down to their estimated fair market value.
ii. Impairment of intangible
Relates to the impairment of Seadrill Partners management contracts after Seadrill Partners voluntarily entered into Chapter 11 on December 1, 2020.
iii. Gain on sale of assets
The gain on sale of assets for the year ended 2020 was due to the sale of the West Epsilon and the sale of spare parts contained on the West Telesto to our Gulfdrill joint venture partner.
iv. Other operating income
The below table summarizes the main components of other operating income for the periods presented.

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Loss of hire insurance settlement (i)	9	10	—	—
Receipt of overdue receivable (ii)	—	26	21	—
Contingent consideration (iii)	—	—	—	7
Settlement with shipyard	—	3	—	—
Other operating income	9	39	21	7
i. Loss of hire insurance settlement
Settlement of a claim on our loss of hire insurance policy following an incident on the Sevan Louisiana.
ii. Receipt of overdue receivable
Receipt of overdue receivables which had not been recognized as an asset as part of fresh start accounting.
iii. Contingent consideration
Amounts recognized for contingent consideration from the sales of the West Vela and West Polaris to Seadrill Partners in 2014 and 2015. On emergence from the Previous Chapter 11 we recognized receivables equal to the fair value of expected future cash flows under these arrangements and have therefore not recognized further income in the 2018 Successor period and year ended December 31,2019.
4) Interest expense
We have analyzed interest expense into the following components:

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Cash and payment-in-kind interest on debt facilities (i)	(338)	(440)	(237)	(37)
Unwind of discount debt (ii)	(44)	(47)	(24)	—
Write off discount debt (iii)	(87)	—	—	—
Loan fee amortization (iv)	—	—	—	(1)
Interest expense	(469)	(487)	(261)	(38)
i.Cash and payment-in-kind interest on debt facilities
We incur cash and payment-in-kind interest on our debt facilities. This is summarized in the table below.

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Senior credit facilities and unsecured bonds	(239)	(327)	(162)	(116)
Less: adequate protection payments	—	—	—	104
Senior Secured Notes	(60)	(66)	(50)	—
Debt of consolidated Variable Interest Entities	(39)	(47)	(25)	(25)
Cash and payment-in-kind interest on debt facilities	(338)	(440)	(237)	(37)

We are charged interest on our senior credit facilities at LIBOR plus a margin. For periods after July 2, 2018, this margin increased by one percentage point following the emergence from Chapter 11. There has also been an increase in LIBOR rates, which when combined with the additional post-emergence margin, has led to an increased effective interest rate on our senior credit facilities in the year ended 2019. In the year ended 2020, there has been a decrease in LIBOR rates, which has led to a decreased effective interest rate on our senior credit facilities.
During the period we were in the Previous Chapter 11 Proceedings (September 12, 2017 to July 1, 2018), we recorded contractual interest payments against debt held as subject to compromise ("adequate protection payments") as a reduction to debt in the Consolidated Balance Sheet and not as an expense to the Consolidated Statement of Operations. We then expensed the adequate protection payments on emergence from the Previous Chapter 11 Proceedings (classified under reorganization items - see section 5 below).
On emergence from the Previous Chapter 11 Proceedings we issued $880 million of Senior Secured Notes. We incur 4% cash interest and 8% payment-in-kind interest on these notes. On November 14, 2018 and April 10, 2019 there were two redemptions. After the two redemptions there was a remaining $476 million principal outstanding on the notes, which includes $18 million of accrued payment-in-kind interest on our Senior Secured Notes which was compounded on July 15, 2019 and additional notes were issued. During 2020, a further $39 million of accrued payment-in-kind interest on our senior secured notes was compounded and additional notes were issued leaving $515 million principal outstanding on the notes as at December 31, 2020.
Our Consolidated Balance Sheet previously included approximately $0.6 billion of debt facilities held by Ship Finance SPVs (defined below). Our interest expense included the interest incurred by these entities on those facilities. In the fourth quarter of 2020, we deconsolidated these variable interest entities as we are no longer primary beneficiaries of the variable interest entities. As a result we no longer include these debt facilities in our Consolidated Balance Sheet and no longer incur interest on these facilities.
ii.Unwind of discount on debt
On emergence from the Previous Chapter 11 Proceedings and application of fresh start accounting, we recorded a discount against our debt to reduce its carrying value to its fair value. The debt discount was due to be unwound over the remaining terms of the debt facilities.
iii.Write off discount debt
In September 2020 and December 2020, there were non-payments of interest on our secured credit facilities that constituted an event of cross-default. The event of default resulted in the expense of unamortized debt discount of $87 million.
iv.Loan fee amortization
We amortize loan issuance costs over the expected term of the associated debt facility. We expensed capitalized loan issuance costs for debt subject to compromise when we filed for Chapter 11 on September 12, 2017. No new debt facilities have been entered into since emerging from the Previous Chapter 11 Proceedings.
5) Reorganization items
We have analyzed reorganization items into the following components:

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Professional and advisory fees	—	—	(9)	(187)
Gain on liabilities subject to compromise	—	—	—	2,958
Fresh start valuation adjustments	—	—	—	(6,142)
Interest income on surplus cash invested	—	—	—	6
Total reorganization items, net	—	—	(9)	(3,365)
Prior to emergence from the Previous Chapter 11 Proceedings, reorganization items included professional and advisory fees for post-petition Chapter 11 expenses, adjustments to the carrying value of liabilities subject to compromise to their estimated allowed claims amount, gains on liabilities subject to compromise, fresh start adjustments and interest income generated from surplus cash invested. We have also classified professional and advisory fees that we incurred post-emergence, but relate to the Previous Chapter 11 Proceedings, within reorganization items.
You can find additional detail on reorganization items in Note 4 - "Previous Chapter 11 Proceedings" to the Consolidated Financial Statements included herein.

6) Other financial and non-operating items
We have analyzed other income and expense into the following components:

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Interest income (i)	34	69	40	19
Share in results from associated companies (net of tax) (ii)	(77)	(115)	(90)	149
Loss on impairment of investments (iii)	(47)	(302)	—	—
Loss on derivative financial instruments (iv)	—	(37)	(31)	(4)
Net loss on debt extinguishment (v)	—	(22)	—	—
Fair value measurement on deconsolidation of VIE (vi)	509	—	—	—
Loss on impairment of convertible bond from related party (vii)	(29)	(11)	—	—
Foreign exchange loss (viii)	(23)	(11)	(4)	—
Loss on marketable securities (ix)	(3)	(46)	(64)	(3)
Other financial items (x)	(71)	(4)	(3)	—
Other financial and non-operating items	293	(479)	(152)	161
i.Interest Income
Interest income relates to interest earned on cash deposits and other financial assets. Interest income decreased between the year ended December 31, 2020 and December 31, 2019 due to a decrease in cash deposits and a fall in interest rates. During the period we were in the Previous Chapter 11 Proceedings (September 12, 2017 to July 1, 2018), we classified interest income on cash held by filed entities within reorganization items. This totaled $6 million in the 2018 Predecessor period.
ii.Share of results in associated companies (net of tax)
Share of results in associated companies represents our share of earnings or losses in our investments accounted under the equity method. We reduced the carrying value of our equity method investments when we applied fresh start accounting on emergence from the Previous Chapter 11. This led to the recognition of basis differences between the book value of the drilling unit or pipe laying service vessel and contract intangible balances recorded in the balance sheets of our equity method investees and the implied value of those assets reflected in the equity method investments recorded in our Consolidated Balance Sheets. We unwind these basis differences over the lives of the associated assets and liabilities when calculating our share of results of the equity method investments. Therefore, the share of results in associated companies for the 2018 Successor period is not comparable to the share of results in associated companies recorded in the Predecessor company.
We have analyzed our share of results in associated companies by equity method investment below:

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Seadrill Partners	(75)	(124)	(102)	99
Seamex	(22)	(19)	(12)	4
Sonadrill	(2)	(1)	—	—
Seabras Sapura	20	29	24	46
Gulfdrill	2	—	—	—
Share of results from associated companies (net of tax)	(77)	(115)	(90)	149
The share of results from associated companies for the year ended December 31, 2020 reflects a share in after-tax profits of our investments in Seabras Sapura joint venture and Gulfdrill joint venture offset by a share of losses in our investments in Seadrill Partners, SeaMex and Sonadrill. Note for Seadrill Partners the share of the results only relating to the first quarter of 2020 until the carrying value of the investment was fully impaired, which amounted to our share of losses $427m off-set by a $352m basis difference. Refer to Note 20 - 'Investment in associated companies' in the consolidated financial statements included herein for further details.

The share of results from associated companies for the year ended December 31, 2019 reflects a share in after-tax profits of our investments in Seabras Sapura joint venture offset by a share of losses in our investments in Seadrill Partners, SeaMex and Sonadrill. This includes a net expense for the unwind of basis differences of $71 million. The results of Seadrill Partners included an income tax benefit of $36 million, which was primarily due to the release of an uncertain tax position related to US tax reform.
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
iii. Loss on impairment of investments
On September 6, 2019, Seadrill Partners announced its suspension from trading on the NYSE. This was considered an other than temporary impairment indicator which led to an impairment review being performed in respect of the Seadrill investment in Seadrill Partners. The result of this exercise was a total impairment charge of $302 million across the investments we hold in Seadrill Partners.
During the first quarter of 2020 the impact of COVID-19 on the global economy had a negative impact on our industry. As global oil demand has fallen, we have also seen an increase in oil supply, leading to a surplus of reserves and a decline in the oil price. This has led to reduced forecasted dayrates and utilization for 2020, and an extended time for these to recover in future years as market supply and demand re-balance. This was considered an other-than-temporary impairment indicator which led to an impairment review being performed in respect of the Seadrill investment in Seadrill Partners. The result of this exercise was a total impairment charge of $47 million across the investments we hold in Seadrill Partners. This resulted in the investment being fully impaired. In addition to having been fully impaired, Seadrill Partners is no longer accounted for as an equity method investment as a result of it entering Chapter 11. Financial and operating decisions are now court controlled, which effectively removes our significant influence from our board representation.
iv. Loss on derivative financial instruments
On May 11, 2018, we bought an interest rate cap from Citigroup for $68 million. The interest rate cap mitigates our exposure to future increases in LIBOR over 2.87% from our floating bank debt. We also have a conversion option on a bond issued to us by Archer Limited (Refer to vii. below). We record both of these assets at fair value.
The loss on derivatives in the year ended December 31, 2020 of nil comprised a fair value loss of $3 million on our interest cap derivatives offset by a $3 million fair value gain on the conversion option associated with a convertible bond we hold in Archer. The fair value loss on the interest rate cap was caused by a decrease in forward interest rates. The fair value gain on the Archer conversion option was caused by an increase in Archer's share price.
The loss on derivatives in the year ended December 31, 2019 of $37 million comprised a fair value loss on our interest rate cap derivatives due to a decrease in forward interest rates.
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
The loss on derivatives in the 2018 Predecessor period of $4 million comprised a fair value loss of $6 million on our interest rate cap derivatives offset by a $2 million fair value gain on the conversion option on the Archer convertible bond.
v. Net loss on debt extinguishment
On April 10, 2019, we repurchased $311 million of the Senior Secured Notes issued on emergence at a 7% premium. The premium paid was recognized as a loss on debt extinguishment.
vi. Fair value measurement on deconsolidation of VIE
In the year ended December 31, 2020 a non-cash gain of $509 million which arose following the deconsolidation of three subsidiaries of SFL Corporation Ltd ("Ship Finance SPVs"), which were previously consolidated by Seadrill under the variable interest model. The Ship Finance SPVs are the legal owners of the West Taurus, West Hercules, and West Linus, which are leased to Seadrill under capital lease arrangements. Following certain events in the period, Seadrill removed the assets and liabilities of the Ship Finance SPVs from the Company's consolidated balance sheet and recorded liabilities in respect of the three leases in their place. As the fair value of the lease liabilities was lower than the carrying values of the liabilities, this resulted in a large non-cash gain.

vii. Loss on impairment of convertible bond from related party
As at December 31, 2019, we re-assessed the fair value of the convertible bond issued to us by Archer, who were in the process of refinancing their debt facilities. For the purposes of the valuation, we assumed that the maturity date of the bond would be pushed out to 2024, as we anticipated this would be required in order for Archer to refinance their bank borrowings to which the Seadrill bond is subordinate. The extension of the maturity date on the bond led to a significant decrease in the bond’s fair value, which resulted in an other-than-temporary impairment against our investment in the bond. In March 2020 the refinancing was completed and included agreed renegotiated terms on the convertible loan. The renegotiated terms included a reduction in the loan balance and an increase in the discount rate which led to a significant decrease in the bond's fair value, which resulted in a further other-than-temporary impairment against our investment in the bond.
viii. Foreign exchange loss
Foreign exchange gains and losses relate to exchange differences on the settlement or revaluation of monetary balances denominated in currencies other than the U.S. dollar.
The foreign exchange movement is primarily driven by collateral placed with BTG Pactual in May 2019, under a letter of credit arrangement, of 330 million Brazilian Reais.
ix. Loss on marketable securities
The loss on marketable securities reflect the changes in mark to market movements in our investments in Seadrill Partners common units and our Archer shares.
x. Other financial items
Other financial items for the year ended December 31, 2020 primarily comprised professional and advisory fees related to our comprehensive restructuring and provisions for expected credit losses against loans receivable.
7) Income tax expense/benefit
Income tax expense/benefit consists of taxes currently payable and changes in deferred tax assets and liabilities related to our ownership and operation of drilling units and may vary significantly depending on jurisdictions and contractual arrangements. In most cases the calculation of taxes is based on net income or deemed income, the latter generally being a function of gross revenue.
Income tax was an expense for the year ended December 31, 2020 in comparison to a benefit recognized in the year ended December 31, 2019. This is primarily due to reversal of US UTP in 2019 which was not repeated in 2020.

B.LIQUIDITY AND CAPITAL RESOURCES
1) Introduction, bankruptcy proceedings and going concern position
Since the mid-2010s, the industry has experienced a sustained decline in oil prices which has culminated in an industry-wide supply and demand imbalance. During this period, market dayrates for drilling rigs have been lower than was anticipated when the debt associated with acquiring our rigs was incurred. This challenging business climate was further destabilized by challenges that have arisen due to the COVID-19 pandemic. The actions taken by governmental authorities around the world to mitigate the spread of COVID-19 have had a significant negative effect on oil consumption. This has led to a further decrease in the demand for our services and has had an adverse impact on our business and financial condition.
Since the end of 2019, we have been working with senior creditors to provide a solution to Seadrill's high cash outflow for debt service. In our first quarter earnings release, published on June 2, 2020, we announced that we had appointed financial advisors to evaluate comprehensive restructuring alternatives to reduce debt service costs and overall indebtedness.
In September 2020, we ceased making interest payments on our secured credit facilities which constituted an event of default. Furthermore, this triggered cross-defaults on the senior secured notes and leasing agreements in respect of the West Hercules, West Linus and West Taurus with subsidiaries of SFL Corporation Limited. The events of default meant that amounts due on the secured credit facilities and senior notes became callable on demand. As at December 31, 2020, we had $6,177 million in principal amount of these debt obligations. Our available resources would not have been sufficient to repay these obligations, were they called.
On February 7, 2021 and February 10, 2021 Seadrill Limited and most of its subsidiaries (the "Debtors") filed voluntary petitions for reorganization under Chapter 11, triggering a stay on enforcement of remedies with respect to our debt obligations. As part of the Chapter 11 Proceedings, the Debtors were granted “first-day” relief which enables us to continue operations without interruption. We are currently in negotiations to enter into a restructuring support agreement with certain lenders regarding a comprehensive restructuring transaction to be implemented pursuant to a plan of reorganization. The outcome of this process and future capital structure is not yet determined but it remains likely that it will involve significant equitization of debt and thereby material reductions to current shareholder positions.
As at December 31, 2020, Seadrill had cash and cash equivalents including restricted cash of $723 million, of which $526 million was unrestricted and we have implemented, and will continue to implement, various measures to preserve liquidity. These include an increased focus on operating efficiency, reductions in corporate and overhead expenditures, and deferrals of capital expenditures. Whilst we believe this should provide sufficient liquidity for the 12 month period from the date of the issuance of these financial statements to allow us to complete a comprehensive restructuring, the process is difficult to predict and subject to factors outside of our control. We are subject to numerous risks associated with the bankruptcy proceedings and there can be no assurance that we will agree a plan of reorganization that is acceptable to our creditors, nor that the Bankruptcy Court would confirm such a plan once agreed.
These conditions and events raise substantial doubt as to our ability to continue as a going concern for the twelve months after the date our financial statements are issued. Financial information in this report has been prepared on a going concern basis of accounting, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business as they come due. Financial information in this report does not reflect the adjustments to the carrying values of assets, liabilities and the reported expenses and balance sheet classifications that would be necessary if we were unable to realize our assets and settle our liabilities as a going concern in the normal course of operations. Such adjustments could be material.
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

(In $ millions)	December 31, 2020	December 31, 2019	December 31, 2018
Unrestricted cash	526	1,115	1,542
Restricted cash	197	242	461
Cash and cash equivalents, including restricted	723	1,357	2,003
We have shown our sources and uses of cash by category of cash flows in the below table.

	Successor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018
Net cash used in operating activities (a)	(420)	(256)	(26)
Net cash (used in)/provided by investing activities (b)	(32)	(26)	61
Net cash used in financing activities (c)	(163)	(367)	(208)
Effect of exchange rate changes in cash and cash equivalents	(19)	3	(1)
Change in period	(634)	(646)	(174)
This reconciles to the total cash and cash equivalents, including restricted, which is as follows:

	Successor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018
Opening cash and cash equivalents, including restricted cash	1,357	2,003	2,177
Change in period	(634)	(646)	(174)
Closing cash and cash equivalents, including restricted cash	723	1,357	2,003

a) Net cash used in operating activities
Net cash used in operating activities include cash receipts from customers, cash paid to employees and suppliers (except for capital expenditure), interest and dividends received (except for returns of capital), interest paid, income taxes paid and other operating cash payments and receipts.
We calculate net cash used in operating activities using the indirect method as summarized in the below table.

	Successor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018
Net loss	(4,663)	(1,222)	(605)
Adjustments to reconcile net loss to net cash provided by operating activities (1)	4,409	1,077	492
Net loss after adjustments	(254)	(145)	(113)
Payments for long-term maintenance	(121)	(114)	(71)
Distributions received from associated companies	2	11	32
Settlement of payment-in-kind interest on Senior Secured Notes	—	(39)	—
Changes in operating assets and liabilities	(47)	31	126
Net cash used in operating activities	(420)	(256)	(26)
(1)Includes depreciation, amortization, gain on sale of assets, share of results of from associated companies, loss on impairment of long-lived assets, investments, intangible assets and convertible bond from related party, unrealized losses on derivatives and marketable securities, unrealized foreign exchange loss, net loss on debt extinguishment, payment-in-kind interest, fair value measurement on deconsolidation of VIE, amortization of discount on debt, changes in allowance for credit losses, deferred tax benefit and other non-cash items shown under the sub-heading "adjustments to reconcile net loss to net cash provided by operating activities" in the Consolidated Statements of Cash Flows presented in the Consolidated Financial Statements included in this report.
Market conditions in the offshore drilling industry in recent years have led to materially lower levels of spending for offshore exploration and development. This has negatively affected our revenues, profitability and operating cash flows. During the year ended December 31, 2020, the year ended December 31, 2019 and the 2018 Successor period, our cash flows from operating activities were negative, as cash receipts from customers were insufficient to cover operating costs, payments for long-term maintenance of our rigs, interest payments and tax payments.
b) Net cash used in/provided by investing activities
Net cash used in/provided by investing activities include purchases and sales of newbuildings, drilling units and equipment, investments in non-consolidated entities and cash receipts from loans granted to related parties.
Net cash used in investing activities for the year ended December 31, 2020 were primarily capital expenditures and a related party loan granted. Along with this there was also a decrease in the cash due to the deconsolidation of the Ship Finance SPVs. This is offset by contingent consideration payments from Seadrill Partners and loan repayments received from our joint venture, Seabras Sapura
Net cash used in investing activities for the year ended December 31, 2019 were primarily capital expenditures and a capital contribution into the Sonadrill joint venture. This is offset by contingent consideration payments from Seadrill Partners and loan repayments received from our joint venture, Seabras Sapura.
Net cash provided by investing activities for the 2018 Successor period were primarily generated by loan repayments from our joint venture Seabras Sapura, contingent consideration payments from Sapura Energy from the sale of our Tender Rig business in 2014, and contingent consideration payments from Seadrill Partners from sale of the drillship West Vela in 2015. These cash inflows were partly offset by capital expenditures.
c) Net cash used in financing activities
Net cash used in financing activities include proceeds from the issuance of new equity, proceeds from issuing debt and repayments of debt and payment of debt issuance costs.
Net cash used in financing activities for the year ended December 31, 2020 were driven by debt repayments and purchase of redeemable non-controlling interest.

Net cash used in financing activities for the year ended December 31, 2019 and the 2018 Successor period were driven by redemptions of Senior Secured Notes and debt repayments within our Ship Finance SPVs.
3) Information on our borrowings
As at December 31, 2020, we had total outstanding borrowings under our external debt facilities of $6,177 million. This included senior secured credit facility debt of $5,662 million and borrowings on our Senior Secured Notes of $515 million.
Our credit facility agreements contain cross-default provisions, which were triggered on default of our interest payments and amounts under all of our other credit facility agreements become due and payable and capable of being accelerated. Our credit facilities are secured by, among other things, liens on our drilling units. The Senior Secured Notes are secured by, among other things, our investments in Seadrill Partners, SeaMex, Seabras Sapura and Archer.
In September 2020 and December 2020, we defaulted on payments of interest on our senior secured credit facilities which was not cured within the waiver period. This has triggered the cross-default covenant for the Senior Secured Notes. As in default these amounts are callable on demand by the lender and have been classified as current. Although a forbearance agreement was in place at December 31, 2020 for certain debt facilities (see below) the waiver was not for more than one year from balance sheet date. We also considered it not probable that the violation would be cured in this forbearance waiver period and does not impact our current classification for these debt facilities.
Please refer to Note 23 – "Debt" to the Consolidated Financial Statements included herein for additional information on our debt facilities as at December 31, 2020.
4) Capital commitments
We expect to incur capital expenditures for purchases in the ordinary course of business.

C.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We recognize the significant impact that technology is having on our industry and through adopting new technologies, improving connectivity and digitizing the way we operate, we have enhanced processes associated with monitoring and managing our assets. Innovation remains at the heart of our business model - for instance, research and development has enabled us to implement PLATO, an advanced data analytics platform that monitors rig performance. The ability to draw insight from these large data sets helps us to optimize our drilling performance for Customers and ensure care and maintenance of our equipment, without compromising safety.

We focus on technologies that will help us to improve results both financially and operationally. Our previously mentioned PLATO platform, with several joint patents, has expanded to include drilling performance, condition-based maintenance and red-zone management through VisionIQ. VisionIQ has earned industry recognition and awards in 2020 and is now moving into production and being sold to the broader industry through our technology partner.

D.TREND INFORMATION

The below table show the average oil price over the period 2016 to 2020. The Brent oil price at February 28, 2021 was $67.

	2016	2017	2018	2019	2020
Average Brent oil price ($/bbl)	45	55	71	64	42

Although we saw Brent prices stabilize between 2018-2019, the oil price plummeted in 2020 creating significant uncertainty on the Oil and Gas industry’s trajectory for 2021. The global impacts surrounding the COVID-19 outbreak and the oil price war between Saudi Arabia and Russia impacted in a substantial decline in Brent price. While the global demand for oil has partially rebounded it remains well below the pre-pandemic levels. The sustained low level of oil price has materially affected the drilling industry and the financial condition of drilling contractors. We expect this volatility to continue and if the price of oil declines further and/or remains at a low price for an extended period there could be further material effect on our business, financial condition, and results of operations.
The below table shows the global number of rigs on contract and marketed utilization for the year ended December 31, 2020, and for each of the four preceding years.

	2016	2017	2018	2019	2020
Contracted rigs
Harsh environment jack-up (1)	28	26	28	32	26
Harsh environment floater	35	30	31	35	25
Benign environment floater	139	120	116	119	119
Benign environment jack-up (1)	123	128	140	171	175
Marketed utilization
Harsh environment jack-up (1)	85%	76%	85%	94%	75%
Harsh environment floater	81%	83%	85%	87%	77%
Benign environment floater	71%	71%	73%	77%	77%
Benign environment jack-up (1)	68%	70%	75%	85%	82%
(1) Rigs with water depth greater than 350 feet

Floater
During the first two months of 2020 there continued to be an increase in the number of opportunities for floaters and net floater supply continued to decline which improved utilization. However, the pandemic and the drop in oil prices impacted the utilization levels. The drop in marketed utilization of the benign floater was not as stark as initially anticipated mainly due to units being cold stacked and increased attrition. The drop in utilization was greater in the harsh environment floater segment as it was further along in the recovery than the benign environment. Consequently, there was a larger number terminations and more units rolling off contracts with no follow on work. Lower attrition and less cold stacking also contributed to drop in marketed utilization levels.

There is still considerable imbalance between supply and demand across the floater segment applying downward pressure on the utilization levels and dayrates. With conservative capex spend estimated among oil companies we expect the recovery to be slow over the coming quarters, unless there is a surge in post-COVID oil demand.
Jack-up

The jack-up segment was also materially impacted by the pandemic and the drop in oil prices. There were a significant number of contract terminations following these events and even with a reasonable level of attrition of older units there continued to be an unsustainable balance between supply and demand which lead to the utilization levels and dayrates trending downwards. Though the premium rigs performed better compared to standard units with respect to utilization, the dayrates levels remained consistently low. We expect to see continued attrition among the standard jack-up units which along with the rising oil prices should help towards a recovery in the jack-up segment.

E.OFF-BALANCE SHEET ARRANGEMENTS
We had no off-balance sheet arrangements as at December 31, 2020 or December 31, 2019.

F.TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at December 31, 2020, we had the following contractual obligations and commitments:

	Payment due by period
	Year ended December 31,
(In $ millions)	2021	2022 - 2023	2024 - 2025	Thereafter	Total
Interest-bearing debt (1) (2)	6,177	—	—	—	6,177
Capital lease obligations with related party (3)	108	288	515	235	1,146
Pension obligations (4)	1	2	2	2	7
Operating lease obligations	60	18	1	—	79
Total contractual obligations	6,346	308	518	237	7,409
(1)Debt principal repayments, excluding cash and payment-in-kind interest.
(2)In the fourth quarter of 2020 an event of default was triggered for all debt facilities making the debt callable on demand by the lender and as such the debt has been classified as current in the Consolidated Balance Sheet. Refer to Note 23 - "Debt" to the Consolidated Financial Statements included herein for further information.
(3)As described in Note 36 – “Variable Interest Entities” to the Consolidated Financial Statements included herein, in the fourth quarter of 2020, Seadrill triggered an event of default on the sale and leaseback arrangements for three drilling units with SFL Corporation limited (West Taurus, West Hercules and West Linus). As a consequence of the subsequent VIE reassessment, it was determined that we were no longer the primary beneficiary. As such, the net assets and same corresponding non-controlling interest amount of $137 million were deconsolidated, resulting in no gain or loss. The financial liabilities of $933 million relating to the leasing arrangements no longer eliminated on consolidation, were reclassified to related party payables due to Hemen’s significant influence over Ship Finance. The recognition of the related party payable is considered a measurement event, triggering an adjustment of the related party payable to its fair value of $424 million. The remaining bareboat charter payments (including outstanding payments in arrears from the fourth quarter of 2020) and mandatory buyback provisions (altogether totaling $1.1 billion) are still gross contractual obligations under the sale and leaseback arrangements.
(4)Pension obligations are the forecasted employer’s contributions to our defined benefit plans, expected to be made over the next ten years. Refer to Note 31 - "Pension benefits" to the Consolidated Financial Statements included herein for further information.
In addition to the above, as of December 31, 2020, we have recognized liabilities for uncertain tax positions of $79 million, inclusive of penalties and interest. Refer to Note 14 - "Taxation" to the Consolidated Financial Statements included herein for further information.
Please refer to Note 35 - "Commitments and contingencies” to the Consolidated Financial Statements included herein for further information.

G.CRITICAL ACCOUNTING ESTIMATES
Preparation of our Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and the accompanying disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience, available information and assumptions that we believe to be reasonable. Management also needs to exercise judgement in applying the group’s accounting policies. Uncertainty about these assumptions, estimates and judgments could result in outcomes that require material adjustments to the carrying amount of assets or liabilities in future periods. We believe that the following are the critical accounting estimates and assumptions used in the preparation of our Consolidated Financial Statements.
Impairment of Drilling Units
The carrying values of our long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. In 2020 the following events or changes in circumstances indicated that the carrying amount of the drilling units may not be recoverable:

•The oil price collapse in the beginning of 2020, triggered by the combined impact of COVID-19 and demand shortfalls, has caused a significant delay in the recovery of the drilling industry. This has negatively impacted offshore rig utilization and market day rates as the supply of drilling units continue to exceed demand.
•The main industry players have not completed scrapping programs as expected. This has prevented a market consolidation and recovery as previously forecasted. The recovery of the benign environment floater market was slower and less pronounced than previously assumed, especially for semi-submersible units.
•We decided to retire a number of rigs over the five year period.
We estimated future undiscounted cash flows to judge the recoverability of carrying amounts of the rigs in March 2020 and December 2020. Cash flows used in recoverability assessments are prepared for each rig and based on the assumptions which are developed in the annual budgeting process and our five-year plan. These include assumptions about long-term day rates by rig, long-term economic utilization, contract probabilities, operating expenses, estimated maintenance and inspection costs, reactivation costs and timing for the cold stacked rigs, and recycling probability. The recycling assumption was based on our estimates of the internal rate of return following the reactivation, the length of time rigs being cold stacked and assumptions relating to the remaining useful life of the rigs.
Our assumptions about future dayrates and contract probabilities, which are also considered key assumptions, were based on independent market reports for the drilling industry. We assumed that day rates will remain constant after 2025. Reactivation timing of cold stacked rigs and recycling probabilities were also considered to be key assumptions and an area of significant management judgement. Assumptions about operating expenses, capital expenditure, stacking and reactivation costs, were based on contractual rates and historical information. Due to the inherent uncertainty around these assumptions, it is at least reasonably possible that a material change in impairment can occur in the near term.
An asset is impaired if its estimated undiscounted cash flows are less than the asset’s carrying values. On assessment of asset recoverability through an estimated undiscounted future net cash flows we calculated the value to be lower than the carrying value for 15 rigs. Impairment is measured by the amount by which the carrying value exceeds fair value. The discount rate is considered to be a key assumption in the discounted future net cash flows. We applied weighted average cost of capital rates of 11.8% and 12.8% to determine an implied fair value of the rigs in December 2020 and March 2020, respectively. During 2020, we recorded an aggregate impairment loss of $4.1 billion. We have impaired all long-term cold stacked units in full and all other drillships and benign environment semi-submersible rigs down to their estimated fair market value. Increasing/decreasing the weighted average cost of capital by +/- 200 basis points would increase/decrease the impairment loss by $83/107 million.
In the 2018 Predecessor period, we determined that the continuing downturn in the offshore drilling market was an indicator of impairment for certain assets. Following an assessment of recoverability, we recorded an impairment loss of $414 million with respect to three non-modern drilling rigs.
Deconsolidation of VIE's and measurement of fair value of Ship Finance SPV's related party liability
Between 2008 and 2013, we entered into sale and leaseback arrangements for two semi-submersible rigs and a jack-up rig (the West Taurus, West Hercules and West Linus) with Ship Finance, who incorporated Ship Finance SPV's for the sole purpose of owning and leasing the drilling units to Seadrill. We concluded that we were the primary beneficiary of these companies and therefore consolidated them under the variable interest model. This conclusion was based on a judgement that the lease arrangements together with the mandatory obligation to repurchase rigs at the end of the lease at a fixed price under the lease contracts exposed Seadrill to substantially all of the risks and rewards from the changes in the fair value of the rigs.
In the fourth quarter of 2020, Seadrill triggered an event of default on the leases by not curing the cross-default violation on Seadrill's secured credit facilities and for non-payment of bareboat charter payments to Ship Finance SPV's. This triggered a reassessment of whether we should still consolidate the Ship Finance SPV's under the variable interest model. Seadrill was no longer deemed to be the primary beneficiary as it no longer has control of the decisions that most significantly impact the SPV’s economic performance - termination or modification of the lease contracts and recoverability of amounts in default.
Therefore, we deconsolidated the net assets and corresponding non-controlling interest amount of $137 million. As part of the deconsolidation the external debt of the Ship Finance SPV's and parent entity loans to Ship Finance have been derecognized.
With the financial liabilities relating to the leasing arrangements no longer eliminated on consolidation, these financial liabilities were initially reclassified at carrying values of $933 million to related party payables. As the recognition of this related party payable upon deconsolidation is considered a measurement event (post-deconsolidation initial recognition), the liabilities were remeasured to an aggregate fair value of $424 million. The gain of $509 million is recognized in the Consolidated Statement of Operations. Along with this there was a subsequent amortization of the discount of debt of $2 million, for the period ended December 31, 2020.
We estimated the fair value of the liability to Ship Finance SPV's on deconsolidation using a discounted cash flows approach. This was based on the contractual cash flows under the bareboat charter agreements together with applicable LIBOR linked interest payments. We also assumed cash outflows under the mandatory repurchase obligation at the end of the lease term. We have discounted these cash flows at an appropriate cost of debt, which we have estimated to be Seadrill's senior secured note yield at the date of deconsolidation of 37%. A change of +/- 1000 basis points in the applicable discount rate would decrease/increase the fair value of the liability by $69/97 million.

Fair Value of Archer Convertible Bond
We carry the Archer Convertible bond at its fair value with any gains or losses on remeasurement reflected in OCI. In 2019 Archer engaged in negotiations on refinancing its debt facilities. At December 2019, we assumed that the maturity date of the bond would be extended to 2024 after restructuring of the bank borrowings of Archer to which the Seadrill bond was subordinate. The extension of the maturity date led to a decrease in the bond’s fair value and in an other-than-temporary impairment of $11 million, recognized in the year ended December 31, 2019. We recognized a further impairment of $29 million in 2020 following the renegotiated terms of the convertible debt instrument on completion of Archer's refinancing. Refer to Note 32 - "Related party transactions"to the Consolidated Financial Statements included herein for more details.
Impairment of investments in Seadrill Partners
Each reporting period, we consider whether there have been any indicators of ’other than temporary impairment’ (“OTTI”) of our equity method investments (subordinated units and direct interests) and whether there has been an impairment of our investment in the IDR's issued by Seadrill Partners. We recognize an impairment for other-than-temporary declines in fair value when the fair value is not anticipated to recover above the carrying value within a reasonable period after the measurement date. Refer to Note 20 - "Investment in associated companies" to the Consolidated Financial Statements included herein for details.
Impairment recognized in the year ended December 31, 2019
The share price of Seadrill Partners common units has declined in 2018. In September 2019 the common units were suspended from trading on NYSE as Seadrill Partners market capitalization decreased below $15 million for a period of 30 consecutive days. Seadrill Partners’ $2.6 billion Term Loan B (“TLB”) due for repayment in February 2021 needed to be refinanced. We considered this as (i) an indicator of OTTI for the subordinated units and our direct equity interests in OPCOs and (ii) an impairment indicator for the IDRs.
We estimated fair value of our direct equity interest in OPCOs using an income approach based on discounted future free cashflows (“DCF model”) net of the fair value of the outstanding debt. The cash flows were estimated for each rig based on management’s assumptions about long-term day rates by rig, long-term economic utilization, contract probabilities, operating expenses, estimated maintenance and inspection costs, reactivation costs and timing for the cold stacked rigs, scrapping probability. We applied a weighted average cost of capital (WACC) between 11.25% and 12.25% based on our assessment of market participants’ views about the WACC.
We assumed that Seadrill Partners needed to refinance their $2.6 billion TLB loan. Our DCF model considered a range of scenarios to reflect different potential refinancing outcomes for Seadrill Partners. The key assumptions used in the DCF were derived from significant unobservable Level 3 inputs based on our best judgments at the time of performing the impairment test.
We valued our IDR investments using an option pricing model valuing different tranches in the capital structure in sequence of seniority.
We estimated the fair value of our direct equity interest in OPCOs and IDRs at $134 million and nil, respectively. The carrying amount of our direct equity interest of $382 million and IDRs of $54 million were reduced to their recoverable amounts with impairment loss of $302 million recognized within “Loss on impairment of investments” in our Consolidated Statement of Operations for the year ended December 31, 2019.
We have summarized the carrying value of our investments before and after this impairment review in the below table.

(In $ millions)
Investment	Basis	September 30, 2019 Post-impairment	September 30, 2019 before impairment	December 31, 2018	July 2, 2018
Seadrill Partners subsidiaries - Subordinated units	Equity method	—	—	17	37
Seadrill Partners subsidiaries - Common units	Fair value	2	2	45	91
Seadrill Partners subsidiaries - IDRs	Cost less impairment	—	54	54	54
Seadrill Partners subsidiaries - Direct ownership interests	Equity method		382	479	575
Total		2	438	595	757
Impairment recognized in the year ended December 31, 2020:
In 2020 the impact of COVID-19 on the global economy has had a negative impact on our industry. As global oil demand has fallen, we have also seen an increase in oil supply, leading to a surplus of reserves and a decline in the oil price. This has led to reduced forecasted day rates and utilization in 2020, and an extended time for these to recover in future years as market supply and demand re-balance. On December 1, 2020, Seadrill Partners filed voluntary petition under Chapter 11 of the Bankruptcy Code. We concluded that an indicator of other than temporary impairment arose in 2020. The fair value of the rigs decreased below the fair value of the net debt.
Therefore, the fair value of our direct equity interest in OPCOs was estimated at nil. The carrying amount of our equity investment of $47 million was reduced with the impairment charge of $47 million recognized within “loss on impairment of investments” in our Consolidated Statement of Operations for the year ended December 31, 2020.

We have summarized the carrying value of our investments before and after this impairment review in the below table.

(In $ millions)
Investment	Basis	March 31, 2020 Post-impairment	March 31, 2020 before impairment	December 31, 2019	December 31, 2018
Seadrill Partners subsidiaries - Subordinated units	Equity method	—	—	—	17
Seadrill Partners subsidiaries - Common units	Fair value	—	2	2	45
Seadrill Partners subsidiaries - IDRs	Cost less impairment	—	—	—	54
Seadrill Partners subsidiaries - Direct ownership interests	Equity method	—	47	122	479
Total		—	49	124	595
Redeemable non-controlling interests
We entered into a Transaction Support Agreement (“TSA”) on April 4, 2018 with Mermaid Maritime Public Company Limited ("Mermaid"), a minority shareholder of one of our subsidiaries, Asia Offshore Drilling Limited (“AOD”). The TSA gave an option to Mermaid to sell its shares in AOD to Seadrill Limited subject to a price ceiling ("Put Option"). After the end of the exercise period of the Put Option, Seadrill Limited had the option to purchase the non-controlling interest in AOD at a price subject to the floor price (“Call Option”). The Put Option gave rise to a redemption obligation for Seadrill Limited. The non-controlling interest was reclassified from equity and presented as a separate line item below liabilities and measured at fair value through profit and loss.
To measure the non-controlling interest at fair value, we estimated the enterprise value of AOD based on the fair value of the three drilling units it owns: AOD I, AOD II and AOD III, net of the fair value of the outstanding debt. The fair value of the drilling units was based on cash flows generated by the rigs discounted using a weighted average cost of capital of 11% (2019: 11%). The fair value of the external debt facilities of AOD was measured using cash flows discounted using a weighted average cost of debt of 6% (2019: 6%).
In August 2020 Mermaid exercised its put option which resulted in Seadrill purchasing the Mermaid shares in AOD for $31 million. As of December 31, 2020 we no longer have a redeemable non-controlling interest. Refer to Note 28 - "Redeemable non-controlling interest" to the Consolidated Financial Statements included herein for further details.
Income Taxes
Seadrill is a Bermuda company that has a number of subsidiaries and affiliates in various jurisdictions. We are not currently required to pay income taxes in Bermuda on ordinary income or capital gains because we qualify as an exempted company. We have received written assurance from the Minister of Finance in Bermuda that we will be exempt from taxation until March 2035. Certain of our subsidiaries operate in other jurisdictions where income taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions when appropriate. Our income tax expense is based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate.
We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While we believe we have appropriate support for the positions taken on our tax returns, we regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes.
The determination and evaluation of our annual group income tax provision involves the interpretation of tax laws in the various jurisdictions in which we operate and requires significant judgment and the use of estimates and assumptions regarding significant future events, such as amounts, timing and the character of income, deductions and tax credits. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. We recognize tax liabilities based on our assessment of whether our tax positions are more likely than not sustainable, based solely on the technical merits and considerations of the relevant taxing authorities widely understood administrative practices and precedence. Changes in tax laws (such as the recent US tax reform), regulations, agreements, treaties, foreign currency exchange restrictions or our levels of operations or profitability in each jurisdiction may impact our tax liability materially in any given year.
While our annual tax provision is based on the information available to us at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined. Current income tax expense reflects an estimate of our income tax liability for the current year, withholding taxes, changes in prior year tax estimates as tax returns are filed or from tax audit adjustments. Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. Valuation allowances are determined to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. To determine the amount of deferred tax assets and liabilities, as well as at the valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including where our drilling units are expected to be deployed, as well as other assumptions related to our future tax position. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the deferred tax assets, liabilities or valuation allowances. In addition, our uncertain tax positions are estimated and presented within other current liabilities, other liabilities, and as reductions to our deferred tax assets within our Consolidated Balance Sheets. For details on our tax position, refer to Note 14 – "Taxation" to the Consolidated Financial Statements included herein.

Current Expected Credit Losses
The CECL model contemplates a broader range of information to estimate expected credit losses over the contractual lifetime of an asset. It also requires to consider the risk of loss even if it is remote. We estimate expected credit losses based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts of events which may affect the collectability. We estimate the CECL allowance using a “probability-of-default” model, calculated by multiplying the exposure at default by the probability of default by the loss given default by a risk overlay multiplier over the life of the financial instrument (as defined by ASU 2016-13). Our critical assumptions relate to internal credit ratings and maturities used to determine probability of default, the subordination of debt to determine loss given default and the performance status of the receivable that can impact any management overlay. We determine management risk overlay based on management assessment of defaults, overdue amounts and other observable events that provide information on collection. Our internal credit ratings are based on the Moody’s scorecard approach (based on several quantitative and qualitative factors) and our approach relies on statistical data from Moody’s ‘Default and Ratings Analytics’ to derive the expected credit loss. We monitor the credit quality of receivables by re-assessing credit ratings, assumed maturities and probability-of-default on a quarterly basis. Due to the inherent uncertainty around these judgmental areas, it is at least reasonably possible that a material change in the CECL allowance can occur in the near term. We grouped financial assets with similar risk characteristics based on their contractual terms, historical credit loss pattern, internal and external credit ratings, maturity, collateral type, past due status and other relevant factors.
The CECL model applies to our external trade receivables, related party receivables (See Note 32 – "Related party transactions" to the Consolidated Financial Statements included herein for details) and other financial assets carried at amortized cost. Our external customers are international oil companies, national oil companies and large independent oil companies. These counterparties mostly have investment grade credit ratings. Historically we incurred very low credit losses and observed no significant past due amounts indicating delinquency of payments. Therefore, we have limited credit risk exposure impact based on our assessment of future, current and past conditions. However, we have established an allowance on our loans and trade receivables due from related parties reflecting their current financial position, lower crediting rating and overdue balances.

H.SAFE HARBOR

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.DIRECTORS AND SENIOR MANAGEMENT
1) Board of Directors
The Board of Directors consists of five individuals. The names and positions of the Directors as of February 28, 2021 are set out in the table below.

Name	Position
Bjarte Bøe	Director
Birgit Aagaard-Svendsen	Director
Glen Ole Rødland	Director and Chairman of the Board
Gunnar Winther Eliassen	Director
Herman R. Flinder	Director
Certain biographical information about each of our directors is set forth below.
Bjarte Bøe was appointed as an independent director on April 21, 2020. He currently serves as a Director of the NYSE-listed Hermitage Offshore, and is a member of its Audit Committee. Mr Bøe sits on the Board of Agera Venture, a Norwegian Venture Capital company, and is a member of the Nomination Committee of BW Offshore Ltd. He also serves as the Chairman of the Investment Committee at SEB Venture Capital, a subsidiary of Skandinaviska Enskilda Banken AB (publ), or SEB, a Nordic financial services group, where from 1995 to 2019, he held a range of senior management positions. Mr Bøe holds an M.B.A. from the Norwegian School of Economics and Business Administration.

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
Glen Ole Rødland was appointed Director and Chairman of the Board on November 21, 2019. Mr Rødland is currently Chairman of Prosafe, Axactor and AqualisBraemar, and has 25 years' experience in shipping, oil and gas and other industries. He has extensive experience as an analyst and in corporate finance from Investment Banking, Private Office and Private Equity, including DnB, HitecVision and Swedbank. Mr. Rødland obtained an MBA and Postgraduate Studies in Finance completed at the Norwegian School of Economics and Business Administration (NHH) and UCLA.
Gunnar Winther Eliassen was appointed as Hemen Director on November 21, 2019. Mr. Eliassen has been employed by Seatankers Consultancy Services since January 2016. Mr. Eliassen also serves as a Director of Seadrill Partners LLC, Golden Close Maritime Corp. Ltd. and KLX Energy Services Inc. Mr. Eliassen was also a Partner at Pareto Securities In. in New York and Oslo. Mr. Eliassen obtained an MBA in Finance from the Norwegian School of Economics.
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
2) Senior Management
Our executive management team consists of the following five employees who are responsible for overseeing the management of our business ("Management"). The Board of Directors has organized the provision of management services through Seadrill Management Ltd. ("Seadrill Management"), a subsidiary incorporated in the United Kingdom. The Board of Directors has defined the scope and terms of the services to be provided by Seadrill Management. The Board of Directors must be consulted on all matters of material importance and/or of an unusual nature and, for such matters, will provide specific authorization to personnel in Seadrill Management to act on its behalf.
The names of the members of Management as of February 28, 2021, and their respective positions, are presented in the table below:

Name	Age	Position
Stuart Jackson	61	Chief Executive Officer
Reid Warriner	48	Chief Operating Officer
Sandra Redding	44	General Counsel
Leif Nelson	46	Chief Technology Officer
Matthew Lyne	46	Chief Commercial Officer
Stuart Jackson serves as the Chief Executive Officer of Seadrill Management and as the Company's Principal Executive office since October 2020. Stuart joined Seadrill in July 2019 as Chief Financial Officer and as the Company’s Principal Financial Officer and Principal Accounting Officer. Mr. Jackson is an experienced finance executive with 20 years' experience in CFO roles at LSE, Nasdaq, OSE and AIM listed companies, including offshore and oil field services experience having served as CFO for Bibby Offshore, CEONA Pte and Acergy SA.
Reid Warriner was appointed Chief Operating Officer on 17 December 2020. Reid has served as Senior Vice President since January 2019. Reid has over 25 years of experience in the oil and gas industry. Prior to Seadrill Reid held the position of President, OilSERV Drilling Group. Before that he worked for Schlumberger for over 15 years where he held various senior line management and functional positions around the world.
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
Leif Nelson was appointed as Seadrill Management's Chief Technology Officer in December 2020. Mr. Nelson has over 18 years' experience in the drilling industry most recently as the Group's Chief Operations Officer. Prior to joining Seadrill, Mr. Nelson held various operational positions for Transocean Ltd. Mr. Nelson is a graduate of the Colorado School of Mines and holds a BSc in Petroleum Engineering. Mr. Nelson also sits on the board of the Well Control Institute.

Matthew Lyne was appointed Chief Commercial Officer in January 2018. Mr. Lyne has over 15 years in the drilling industry most recently serving as Vice President Marketing, Eastern Hemisphere. Prior to Seadrill, Mr. Lyne held various positions at Transocean in operations, projects and general management.

B.COMPENSATION
1) Directors
During the year ended December 31, 2020 we paid an aggregate $1 million in directors’ fees to the current members of the Board of Directors as shown in Item 6A - "Directors and senior management".
2) Senior management
Senior management compensation currently includes base salary, performance bonus and awards under our Employee Incentive Plan. In addition, members of management may participate in our retirement savings plans and are eligible to participate in benefit programs available in their work locations including medical, life insurance and disability benefits. We believe that the compensation awarded to our management is consistent with that of our peers and similarly situated companies in our industry.
During the year ended December 31, 2020, we paid an aggregate compensation of $12 million to our management. In addition, we incurred compensation expense in the aggregate amount of $0.2 million for their pension and retirement benefits.
The Chief Executive Officer, General Counsel and Chief Commercial Officer have termination related payment clauses in their contracts. These relate to terminations in the context of a "Change of Control Event" or terminations agreed due to "Good Reason" other than "Cause". "Cause" is defined as one of the following: Gross misconduct; Serious breach of Contract; UK criminal offence; Fraud & corrupt practices relating to the Bribery Act 2010 and ineligibility to work legally in the UK. All the above contracts are signed by the current incumbents. Other than the listed termination related payment clauses, no employee, including members of Management, has entered into employment agreements which provide for any special benefits upon termination of employment.

C.BOARD PRACTICES
The Board of Directors is responsible for the overall management of the Company and may exercise all the powers of the Company not reserved to the Company's shareholders by the Bye-Laws or Bermuda law.
1) Terms of office
The Bye-Laws provide that, as long as Hemen's ownership interest is equal to or exceeds 5% and its ownership percentage has not previously fallen below 5%, the Board of Directors shall consist of not more than seven Directors, unless the Company's shareholders by Ordinary Resolution (as such term is defined in the Bye-Laws) resolve otherwise and Hemen provides its prior written consent thereto. If Hemen's ownership interest falls below 5%, the number of Directors shall be such number as the Company's shareholders by Ordinary Resolution may from time to time determine. The Directors are either appointed by certain of the Company's shareholders pursuant to appointment rights set out in the Bye-Laws or elected by the Company's shareholders at the annual general meeting or any special general meeting called for that purpose. The Company's shareholders may authorize the Board of Directors to fill any vacancy in their number left unfilled at an annual general meeting or any special general meeting called for that purpose. If there is a casual vacancy of the Board of Directors occurring as a result of, among other things, the removal, bankruptcy, prohibition by law, or resignation of any director (other than an Investor Appointed Director (as defined in the Bye-Laws)), the Board of Directors has the power to appoint a director to fill the casual vacancy.
2) Directors' service contracts
The Directors are entitled to one months' notice of termination of their service agreements.
3) Board committees
Our Board of Directors has established an Audit and Risk Committee, a Compensation Committee and a Restructuring Steering Committee, and may create such other committees as the Board of Directors shall determine from time to time. Each of the committees of our Board of Directors has the composition and responsibilities described below.
i.Audit and Risk committee
The Board of Directors has established an Audit and Risk Committee among the members of the Board of Directors. The Audit and Risk Committee comprises Birgit Aagaard-Svendsen (chair) and Bjarte Bøe. The Audit and Risk Committee is responsible for overseeing the quality and integrity of the Company's Consolidated Financial Statements and its accounting, auditing and financial reporting practices; the Group's compliance with legal and regulatory requirements; the independent auditor's qualifications, independence and performance; and the Group's internal audit function. In addition, the Audit and Risk Committee monitors and makes recommendations to the Board of Directors in relation to potential conflicts of interest between the Company and any of its affiliates or related third parties. The committee will also evaluate any conflicts of interest between a director and the Company.
ii.Compensation committee
The Board of Directors has established a Compensation Committee among the members of the Board of Directors. The Compensation Committee comprises Herman Flinder (Chair) and Glen Ole Rødland. The Compensation Committee is responsible for establishing and reviewing the executive officer's and senior management's compensation and benefits.
iii.Restructuring Steering committee
The Board of Directors has established a Restructuring Steering Committee among the members of the Board of Directors. The Restructuring Steering Committee is an adhoc committee and comprises Glen Ole Rødland, Birgit Aagaard-Svendsen, Gunnar Eliassen, Bjarte Bøe, Stuart Jackson and Sandra Redding. The primary purpose of the Restructuring Steering Committee is to provide oversight, guidance and support timely decision-making related to the financial restructuring to be undertaken by the Company.

D.EMPLOYEES

The table below shows the development in the numbers of employees (including contracted-in staff) at December 31, 2020, 2019 and 2018. Please note that those shown in the "Other" category below, represent employees who provide services for Seadrill Partners, as well as corporate employees.

Employees (including contracted-in staff)	As at December 31, 2020	As at December 31, 2019 (Restated)(1)	As at December 31, 2018 (Restated)(1)
Operating segments:
Harsh environment	1,066	1,037	695
Floaters	1,035	1,257	1,272
Jack-up rigs	294	699	631
Other	780	1,243	1,577
Total employees	3,175	4,236	4,175
Geographical location:
Norway	1,154	994	737
Rest of Europe	224	345	364
North and Central America	623	1,071	978
South America	423	300	425
Asia Pacific	65	492	673
Africa and Middle East	686	1,034	998
Total employees	3,175	4,236	4,175
(1) In the second half of 2020, we implemented a new operating unit structure which had an increased focus on asset class / product line. The change in reportable segments has been reflected retrospectively. Corresponding items of segment information for earlier periods have been restated. Please refer to Note 7 – "Segment information" to the Consolidated Financial Statements included herein for more information. Along with this the total numbers of employees restated to exclude employees from Seadrill Partners owned rigs, West Capella and West Polaris.
We employ people in a number of locations globally. In some locations, predominantly Norway and Brazil, employees and contract labor are represented by collective bargaining agreements ("CBAs"). As part of the legal obligations in some of these agreements, we are required to contribute certain amounts to retirement and pension funds. In addition, many of these employees are working under agreements that are subject to salary negotiation, which could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance. We consider our relationships with the various unions to be stable. The CBAs in place relating to Norway's employees have no set expiry. The CBAs in place relating to South America's employees are set to be renegotiated in September 2021, which occurs annually. We do not expect the CBA's to expire within the next year.

The table below shows the percentage of the labor force covered by a CBAs by geographic location, as at December 31,2020:

Employees (including contracted-in staff)	Total employees	Employees covered by CBAs	Employees covered by CBAs (%)	CBA cover expiring within 1 year	CBA cover expiring within 1 year (%)
Geographical location:
Norway	1,154	1,154	100%	—	—%
South America	423	391	92%	391	100%
Other	1,598	—	—%	—	—%
Total	3,175	1,545	49%	391	25%

E.SHARE OWNERSHIP

As at February 28, 2021, members of the Board of Directors and members of Management had the following shareholding in the Company.

Name	Position	Number of Common Shares, par value $0.10 each
Bjarte Bøe	Director	—
Birgit Aagaard-Svendsen	Director	—
Glen Ole Rødland	Director and Chairman	—
Gunnar Winther Eliassen	Director	10,000
Herman R. Flinder	Director	25,000
Stuart Jackson	Management	—
Leif Nelson	Management	8,807
Sandra Redding	Management	—
Reid Warriner	Management	—
Matthew Lyne	Management	5,466

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.MAJOR SHAREHOLDERS
The following table presents certain information as of February 28, 2021, regarding the ownership of our common shares with respect to each shareholder whom we know to beneficially own more than 5% of our issued and outstanding common shares.

	Common Shares Held
Shareholder	Number	%
Hemen (1)	27,193,826	27.1%
(1) Includes Hemen Holding Ltd and Hemen Investment Ltd
We had a total of 100,384,435 common shares issued and outstanding as of February 28, 2021.
Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our issued and outstanding common shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Seadrill.

B.RELATED PARTY TRANSACTIONS
Please see Note 32 - "Related party transactions" to the Consolidated Financial Statements included herein.

C.INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

1) Financial Statements

Please see the section of this Annual Report on Form 20-F entitled Item 18 - “Financial Statements".

2) Legal Proceedings

Please see Note 35 - "Commitments and contingencies" to the Consolidated Financial Statements included herein.
3) Dividends
The payment of any future dividends to shareholders will depend upon decisions that will be at the sole discretion of the Board of Directors and will depend on the then existing conditions, including Seadrill's operating results, financial condition, contractual restrictions, corporate law restrictions, capital requirements, the applicable laws of Bermuda and business prospects.
Under Bermuda law, a company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (a) it is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of its assets would thereby be less than its liabilities. Although the Board of Directors may consider the payment of dividends, there can be no assurance that any dividend will be paid, or if declared, the amount of such dividend. The terms of our senior credit facilities and the agreements governing our subsidiary NSNCo's indebtedness under the Senior Secured Notes may restrict our ability to declare or pay dividends. Further, as Seadrill Limited is a holding company with no material assets other than the shares of its subsidiaries through which it conducts its operations, its ability to pay dividends will also depend on the subsidiaries distributing their respective earnings and cash flows.
Seadrill Limited was incorporated on 14 March 2018 and has not paid any dividends since its incorporation. Old Seadrill Limited did not pay dividends on its common shares since it suspended dividend distributions on November 26, 2014.

B.SIGNIFICANT CHANGES

There have been no significant changes since the date of our Consolidated Financial Statements, other than as described in Note 38

ITEM 9.THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS
Our common shares, par value $0.10 per share, have traded on the OSE since July 26, 2018 under the trading symbol “SDRL”. This listing is now our sole exchange listing.
Prior to June 20, 2020, Seadrill Limited was listed on the NYSE. It is now traded over-the-counter on the OTCQX market, an electronic inter-dealer quotation system based in the United States (OTCQX: SDRLF).
B.    PLAN OF DISTRIBUTION
Not applicable.
C.    MARKETS
Our common shares are traded on the OSE under the trading symbol “SDRL”. Prior to June 20, 2020, our common shares were listed on the NYSE. They are now traded over-the-counter on the OTCQX Market under the trading symbol "SDRLF"
D.    SELLING SHAREHOLDERS
Not applicable.
E.    DILUTION
Not applicable.
F.    EXPENSES OF THE ISSUE
Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.SHARE CAPITAL
Not applicable.

B.MEMORANDUM OF ASSOCIATION AND BYE-LAWS
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
1) Objects of the Company
The objects of the Company's business are unrestricted, meaning that the Company has the capacity of a natural person, and can carry out any trade or business which, in the Board of Directors' opinion, can be advantageously carried out by the Company. Moreover, this means that the Company's objectives are not specified in the Bye-Laws. The Company can therefore undertake activities without restriction on its capacity.
2) Board of Directors
i.Proceedings of the Board of Directors
The Bye-Laws provide that, subject to the Bermuda Companies Act, the business of the Company shall be managed by the Board of Directors. Generally, the Board of Directors may exercise the powers of the Company, except to the extent the Bermuda Companies Act or the Bye-Laws reserve such power to the shareholders. Bermuda law permits individual or corporate directors and there is no requirement in the Bye-Laws or Bermuda law that directors hold any of the Company's shares. There is also no requirement in the Bye-Laws or Bermuda law that the Directors must retire at a certain age.
The remuneration of the Directors is determined by the shareholders in a general meeting, by ordinary resolution. The Directors may also be reimbursed for all reasonable travel, hotel and incidental expenses properly incurred by them in connection with the Company's business or in discharge of their duties as Directors.
No physical meeting of the Board of Directors may take place in Norway or the United Kingdom. For any meeting of the Board of Directors or any board committee held electronically, a majority of the Directors participating (including the Chairman) must be physically located outside the United Kingdom, and the Board of Directors must use all reasonable endeavors to ensure that the meeting is not deemed to be held in Norway.
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
ii.Election and removal of Directors
The Bye-Laws provide that, provided Hemen's Percentage Interest (as defined therein) is at least 5% (and has not previously fallen below 5%), the Board of Directors shall not have more than seven Directors unless the shareholders by Ordinary Resolution (as defined in the Bye-Laws) determine otherwise and Hemen provides its prior written consent. In the event that Hemen's Percentage Interest falls below 5%, the number of Directors shall be such number as the Company by Ordinary Resolution may determine from time to time.
Pursuant to the Bye-Laws, members of the Board of Directors are appointed as follows:
a.provided that Hemen's Percentage Interest is equal to or exceeds 10% (and has not previously fallen below 10%), Hemen shall have the right from the Plan Effective Date (as defined in the Bye-Laws) to: (i) appoint two persons as Hemen Directors (as defined in the Bye-Laws), of whom one shall be the Chairman; and (ii) appoint two persons as Independent Nominees (as defined in the Bye-Laws), provided that the other Directors are given reasonable opportunity to meet and consult with Hemen and such Independent Nominees prior to their appointment to the Board of Directors;
b.provided that Hemen's Percentage Interest is equal to or exceeds 5% but is less than 10% (and has not previously fallen below 5%), Hemen shall have the right from the Plan Effective Date to: (a) appoint one person as a Hemen Director, who shall be the Chairman; and (b) appoint two persons as Independent Nominees, provided that the other Directors are given reasonable opportunity to meet and consult with Hemen and such Independent Nominees prior to their appointment to the Board of Directors; and
c.save for (a) and (b) above, following the expiry of certain shareholder appointment rights in accordance with the Bye-Laws, Directors shall be (re-)elected by Ordinary Resolution at each annual general meeting.
Following the divestment of Centerbridge’s interest in the Company’s common shares in 2020, it no longer has a right to appoint a Director under the Bye-Laws.
A Director may resign by providing notice in writing to the Company of such resignation. A Director other than an Investor Appointed Director (as defined in the Bye-Laws), may be removed by the Shareholders in a special general meeting, provided that the notice of any such special general meeting of shareholders convened for the purpose of removing a Director is given to the Director concerned. The notice must be served on the Director not less than 14 days before the meeting. The Director shall be entitled to attend the meeting and be heard on the motion for his or her removal. An Investor Appointed Director may be removed by written notice delivered to the Company's registered office by the Investor(s) entitled to make the appointment.
The majority of all the Directors, when taken together, shall not be resident in the United Kingdom.
iii.Duties of Directors
The Bye-Laws provide that the Company's business is to be managed by the Board of Directors. Under Bermuda common law, members of the board of directors of a Bermuda company owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following elements:
•a duty to act in good faith in the best interest of the company;
•a duty not to make a personal profit from opportunities that arise from the office of director;
•a duty to avoid conflicts of interest; and
•a duty to exercise powers for the purpose for which such powers were intended.
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
i.Variation of share rights
The Bye-Laws provide that, subject to the Bermuda Companies Act, the rights attached to any class of the shares issued, unless otherwise provided for by the terms of issue of the relevant class, may be altered or abrogated either: (i) with the consent in writing of the holders of not less than 75% of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of 75% of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing at least one-third of the issued shares of the relevant class is present. However, if the Company or a class of shareholders only has one shareholder, one shareholder present in person or by proxy shall constitute the necessary quorum, specified in (ii). The Bye-Laws specify that the creation or issue of Shares ranking equally with existing Shares will not, unless expressly provided by the terms of issue of existing Shares, vary the rights attached to existing Shares.
ii.Voting rights
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
Except where a greater majority is required by the Bermuda Companies Act or the Bye-Laws, any question proposed for the consideration of the shareholders at a general meeting shall be decided by Ordinary Resolution, being the affirmative votes of a majority of the votes cast in accordance with the provisions of the Bye-Laws. In case of an equality of votes, the chairman of such meeting shall not be entitled to a second or deciding vote and the resolution shall fail.
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
7) Dividend rights
Under Bermuda law, a company may not declare or pay a dividend or make a distribution out of the contributed surplus, if there are reasonable grounds for believing that: (i) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of its assets would thereby be less than its liabilities. Under the Bye-Laws, each common share is entitled to dividends if, and when dividends are declared by the Board of Directors, subject to any preferred dividend right of the holders of any preference shares.

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
8) Transfer of Shares
The Bye-Laws provide that the Board of Directors may decline to register, and may require any registrar appointed by the Company to decline to register, a transfer of a Share or any interest therein held through the VPS if such transfer would be likely, in the opinion of the Board of Directors, to result in 50% or more of the issued share capital (or of the votes attaching to all issued shares of the Company) being held or owned directly or indirectly by persons resident for tax purposes in Norway. A failure to notify the Company of a correction or change in their tax residency status can lead to a suspension of the Shareholder's entitlement to vote, and to exercise other rights attaching to the Shares or interests therein and the Board of Directors and registrar may cause such Shares to be disposed at the best price reasonably obtainable in all the circumstances. Furthermore, if such holding of 50% or more by individuals or legal persons resident for tax purposes in Norway or connected to a Norwegian business activity, the Bye-Laws require the Board of Directors to make an announcement through the OSE, and the Board of Directors and the registrar appointed by the Company are then entitled to dispose of Shares or interests therein to bring such holding by an individual or legal person resident for tax purposes in Norway or connected to a Norwegian business below 50%, the Shares or interests therein to be sold being firstly those held by holders who failed to comply with the above notification requirement, and thereafter those that were acquired most recently by the Shareholders.
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
If the acquiring party is a company it may compulsorily acquire all the shares of the target company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, required by notice any non-tendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, non-tendering shareholders will be compelled to sell their shares unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror's notice of its intention to acquire such shares) orders otherwise.
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
17) Certain provisions of Bermuda law
The Company has been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows the Company to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on its ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of its common shares. The Bermuda Monetary Authority has given its consent for the issue and free transferability of all its common shares from and/or to non-residents and residents of Bermuda for exchange control purposes, provided its shares remain listed on an Appointed Stock Exchange, which includes the OSE. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to the Company's performance or creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of the Company's business or for the correctness of any opinions or statements expressed in this report. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.
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

C.MATERIAL CONTRACTS
Attached as exhibits to this annual report are the contracts we consider to be both material and not in the ordinary course of business. Other than these contracts, we have no material contracts other than those entered in the ordinary course of business.

D.EXCHANGE CONTROLS
We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds

(other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.
The Bermuda Monetary Authority has given its consent for the issue and free transferability of all of our common shares to and between non-residents of Bermuda for exchange control purposes, provided such shares remain listed on an appointed stock exchange, which includes the OSE. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this annual report. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.
At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

E.TAXATION

The following is a discussion of the material Bermuda, United States federal income and other tax considerations with respect to us and holders of common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who hold the common shares as a capital asset, generally for investment purposes. Shareholders are encouraged to consult their own tax advisors concerning the overall tax consequences arising in their own particular situation under United States federal, state, local or foreign law of the ownership of common shares.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding the common shares are encouraged to consult their own tax advisers.

Bermuda and Other Non-U.S. Tax Considerations

As at the date of this annual report, whilst Seadrill is resident in Bermuda, we are not subject to taxation under the laws of Bermuda. Distributions we receive from our subsidiaries also are not subject to any Bermuda tax. As at the date of this annual report, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, or estate duty or inheritance tax payable by non-residents of Bermuda in respect of capital gains realized on a disposition of our common shares or in respect of distributions they receive from us with respect to our common shares. This discussion does not, however, apply to the taxation of persons ordinarily resident in Bermuda. Bermuda shareholders should consult their own tax advisors regarding possible Bermuda taxes with respect to dispositions of, and distributions on, our common shares.

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

In March 2020, the U.S. enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), which grants taxpayers a five-year carryback period for net operating losses arising in tax years beginning after December 31, 2017 and before January 1, 2021. See Note 14 – "Taxation" to the Consolidated Financial Statements included herein for further details of the impact for 2020.

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

Net income taxation for an international drilling contractor is complex, and pricing of internal transactions (e.g. rig sales; bareboat fees; services) will allocate overall taxable income between the relevant countries. We apply Organization for Economic Cooperation and Development, or OECD, Transfer Pricing Guidelines as a basis to arrive at pricing for internal transactions. OECD Transfer Pricing Guidelines describe various methods to price internal services on terms believed by us to be no less favorable than are available from unaffiliated third parties. However, some tax authorities could disagree with our transfer pricing methods and disputes may arise regarding the correct pricing.

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

United States Federal Income Tax Considerations

The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of the ownership of our common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, banks, financial institutions, tax-exempt entities, insurance companies, pension funds, US expatriates, real estate investment trusts, regulated investment companies, investors holding common shares as part of a straddle, hedging or conversion transaction, investors subject to the alternative minimum tax, investors who acquired their common shares pursuant to the exercise of employee stock options or otherwise as compensation, investors whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business in this annual report and assumes that we conduct our business as described.

United States Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of common shares that is (1) a U.S. citizen or resident for U.S. federal income tax purposes, (2) U.S. corporation or other U.S. entity taxable as a corporation, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If an entity or arrangement treated as a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax adviser.

Distributions

Subject to the discussion of PFICs below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividend received deduction with respect to any distributions they receive from us. Dividends paid with respect to our Shares will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate, or a “U.S. Individual Holder” will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates provided that 1) the common shares are readily tradable on an established securities market in the United States (such as the NYSE, on which our common shares were traded for part of 2020; or the OTCQX) or on a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located (such as the OSE, on which our common shares are also traded); 2) we are not a PFIC for the taxable year in which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we are not and do not anticipate being in the future); 3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on whichthe common shares become ex-dividend; and 4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any “extraordinary dividend,” generally, a dividend paid by us in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances) in a share of common shares. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Taxable Disposition of Common Shares

Assuming we do not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other taxable disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other taxable disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

3.8% Tax on Net Investment Income

Certain U.S. Holders, including individuals, estates, or, in certain cases, trusts, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s net investment income for the taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000). A U.S. Holder’s net investment income will generally include distributions made by us which constitute a dividend for U.S. federal income tax purposes and gain realized from the sale, exchange or other taxable disposition of our common shares. This tax is in addition to any income taxes due on such investment income.

If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the 3.8% tax on net investment income to the ownership and disposition of our common shares.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for United States federal income tax purposes. In general, a foreign corporation will be treated as a PFIC with respect to a United States shareholder, if, for any taxable year in which such shareholder holds stock in such foreign corporation, either:

•at least 75% of the corporation’s gross income for such taxable year consists of passive income (e.g. dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or
•at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.
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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different United States federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common shares, as discussed below. In addition, if we were to be treated as a PFIC for any taxable year a U.S. Holder would be required to file an annual report with the United States Internal Revenue Service, or the IRS, for that year with respect to such U.S. Holder’s common shares.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common shares would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in the adjusted tax basis in the common shares and would not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a QEF election with respect to any taxable year during which we are a PFIC by filing a valid IRS Form 8621 with his United States federal income tax return. If we were aware that we or any of our subsidiaries were to be treated as a PFIC for any taxable year, we would, if possible, provide each U.S. Holder with all necessary information in order to make the QEF election described above. If we were to be treated as a PFIC, a U.S. Holder would be treated as owning his proportionate share of stock in each of our subsidiaries which is treated as a PFIC and a separate QEF election would be necessary with respect to each subsidiary. It should be noted that we may not be able to provide such information if we did not become aware of our status as a PFIC in a timely manner.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common shares, provided the U.S. Holder completes and files a valid IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. The “mark-to-market” election will not be available for any of our subsidiaries. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included as ordinary income by the U.S. Holder. It should be noted that the mark-to-market election would likely not be available for any of our subsidiaries which are treated as PFICs.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

•the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the common shares;
•the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and
•the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit-sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common shares. If a Non-Electing Holder, who is an individual, dies while owning our common shares, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to such common shares.

United States Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of our common shares that is not a U.S. Holder or partnership is referred to herein as a “Non-U.S. Holder.”

Dividends on Common Shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is subject to United States federal income tax only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other taxable disposition of our common shares, unless:

•the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is subject to United States Federal Income tax only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or
•the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If a Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other taxable disposition of the common shares that is effectively connected with the conduct of that United States trade or business will generally be subject to United States federal income tax in the same manner as discussed in the previous section relating to the United States federal income taxation of U.S. Holders. In addition, if the Non-U.S. Holder is a corporation, the Non-U.S. Holder’s earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional United States federal branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, and other taxable distributions, made by us to you within the United States will be subject to information reporting requirements. Such payments will also be subject to backup withholding if paid to a U.S. Individual Holder who:

•fails to provide an accurate taxpayer identification number;
•is notified by the IRS that he has failed to report all interest or dividends required to be shown on his United States federal income tax returns; or
•in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an applicable IRS Form W-8.

If a Non-U.S. Holder sells his common shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the Non-U.S. Holder certifies that he is a non-United States person, under penalties of perjury, or otherwise establishes an exemption. If a Non-U.S. Holder sells his common shares through a non-United States office of a non-United States broker and the sales proceeds are paid to the Non-U.S. Holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a Non-U.S. Holder outside the United States, if the Non-U.S. Holder sells his common shares through a non-United States office of a broker that is a United States person or has some other connection to the United States.

Backup withholding is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer’s United States federal income tax liability by properly filing a refund claim with the IRS.

Individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year. Specified foreign financial assets would include, among other assets, our common shares, unless the common shares were held through an account maintained with certain financial institutions. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, the statute of limitations on the assessment and collection of U.S. federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed. U.S. Holders and Non-U.S. Holders are encouraged to consult their own tax advisers regarding their reporting obligations under section 6038D of the Code.

Other Tax Considerations

In addition to the tax consequences discussed above, we may be subject to tax in one or more other jurisdictions where we conduct activities. The amount of any such tax imposed upon our operations may be material.

F.DIVIDENDS AND PAYING AGENTS

Not applicable.

G.STATEMENT BY EXPERTS

Not applicable.

H.DOCUMENTS ON DISPLAY

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

I.SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to several market risks, including credit risk, foreign currency risk and interest rate risk. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by our management team. This may include the use of derivative instruments.

Credit risk

We have financial assets, including cash and cash equivalents, marketable securities, related party receivables, other receivables and certain amounts receivable on derivative instruments. These assets expose us to credit risk arising from possible default by the counterparty. Most of the counterparties are creditworthy financial institutions or large oil and gas companies. We do not expect any significant loss to result from non-performance by such counterparties. However, we have established an allowance on our loans and trade receivables due from related parties reflecting their current financial position, lower credit rating and overdue balances.

We do not demand collateral in the normal course of business. The credit exposure of derivative financial instruments is represented by the fair value of contracts with a positive fair value at the end of each period. The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements and adjusted for counterparty non-performance credit risk assumptions. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting them against amounts that the counterparty owes to us.

Credit risk is also considered as part of our expected credit loss provision. For details on how we estimate expected credit losses refer to Note 6 - "Current expected credit losses" to the Consolidated Financial Statements included herein.

Concentration of risk

There is also a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Citibank, Nordea Bank Finland Plc, Danske Bank A/S, BNP Paribas and BTG Pactual. We consider these risks to be remote, however, from time to time, we may utilize instruments such as money market deposits to manage concentration of risk with respect to cash and cash equivalents. We also have a concentration of risk with respect to customers, including affiliated companies. For details on the customers with greater than 10% of contract revenues, refer to Note 7 - "Segment information". For details on amounts due from affiliated companies, refer to Note 32 - "Related party transactions" to the Consolidated Financial Statements included herein.

Foreign exchange risk

It is customary in the oil and gas industry that a majority of our revenues and expenses are denominated in U.S. dollars, which is the functional currency of most of our subsidiaries and equity method investees. However, a portion of the revenues and expenses of certain of our subsidiaries and equity method investees are denominated in other currencies. We are therefore exposed to foreign exchange gains and losses that may arise on the revaluation or settlement of monetary balances denominated in foreign currencies.

Our foreign exchange exposures primarily relate to cash and working capital balances denominated in foreign currencies. We do not expect these exposures to cause a significant amount of fluctuation in net income and do not currently hedge them. The effect of fluctuations in currency exchange rates arising from our international operations has not had a material impact on our overall operating results.

Interest rate risk

Our exposure to interest rate risk relates mainly to our floating rate debt and balances of surplus funds placed with financial institutions. We manage this risk through the use of derivative arrangements.

On May 11, 2018, we purchased an interest rate cap for $68 million to mitigate our exposure to future increases of LIBOR on our Senior Credit Facility debt. The interest rate cap is not designated as a hedge and therefore we do not apply hedge accounting. The capped rate against the 3-month US LIBOR is 2.87% and covers the period from June 15, 2018 to June 15, 2023.

As part of reference rate reform, the use of LIBOR will be replaced by other interest rate indexes as part of a negotiation with our lenders. As at December 31, 2020 our debt facilities and derivatives continue to be linked to the LIBOR interest rate index.

We have set out our exposure to interest rate risk on our net debt obligations at December 31, 2020 in the table below:

(In $ millions)	Principal	Hedging instruments	Total	Impact of 1% increase in rates
Senior Credit Facilities	5,662	(4,500)	1,162	12
Ineffective portion of interest rate cap (1)	—	4,500	4,500	45
Debt exposed to interest rate fluctuations	5,662	—	5,662	57
Less: Cash and Restricted Cash	(723)	—	(723)	(7)
Net debt exposed to interest rate fluctuations (2)	4,939	—	4,939	50
(1) The 3-month LIBOR rate as at December 31, 2020 was 0.238%. At this date, the interest cap would mitigate none of the impact of a theoretical 1% point increase in LIBOR.
(2) The $515 million of Senior Secured Notes are a fixed rate debt instrument and are therefore excluded from the above table.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.DEBT SECURITIES

Not applicable.

B.WARRANTS AND RIGHTS

Not applicable.

C.OTHER SECURITIES

Not applicable.

D.AMERICAN DEPOSITARY SHARES

Not applicable.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

The Debtors filing of Chapter 11 Proceedings on the Petition Dates constituted an event of default under our secured credit facilities and bond facilities and were reported as “Liabilities subject to compromise” on the Consolidated Balance Sheets as of the Petition Dates.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.     CONTROLS AND PROCEDURES

A.     Disclosure Controls and Procedures
Our Management, with participation from the Chief Executive Officer, Chief Accounting Officer and Chief Restructuring Officer assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 and Rule 15d-15 of the Exchange Act as of December 31, 2020. Based upon that evaluation, the Chief Executive Officer, Chief Accounting Officer and Chief Restructuring Officer concluded that our disclosure controls and procedures were effective as of the evaluation date.
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
Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
•Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•Provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of Company's management and directors; and
•Provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our Management, with the participation of the Chief Executive Officer, Chief Accounting Officer and Chief Restructuring Officer, assessed the effectiveness of the design and operation of our internal control over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2020.
Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Management reviewed the results of its assessment with the Audit Committee of our Board of Directors. On the basis of this evaluation, Management concluded that, as of December 31, 2020, the Company’s internal control over financial reporting was effective.
C.     Changes in Internal Control over Financial Reporting
There were no changes in these internal controls during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.     RESERVED
Not applicable.

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Bjarte Bøe and Birgit Aagaard-Svendsen, are independent Directors as defined by the NYSE and are audit committee financial experts as defined by the SEC. See Item 6A - "Directors and Senior Management" for a description of their relevant experience.

ITEM 16B.     CODE OF ETHICS
We have adopted a Code of Ethics that applies to all entities controlled by us and its employees, directors, officers and agents of ours. We will provide any person, free of charge, a copy of our Code of Ethics upon written request to our registered office.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for the fiscal years ended December 31, 2020 and 2019 was PricewaterhouseCoopers LLP in the United Kingdom. The following table sets forth the fees related to audit and other services provided by the principal accountants and their affiliates.

	Successor
(In $)	Year ended December 31, 2020	Year ended December 31, 2019
Audit fees (1)	3,272,317	3,308,694
Audit-related fees (2)	64,195	100,330
Taxation fees (3)	—	—
All other fees (4)	19,259	17,269
Total	3,355,771	3,426,293

(1)Audit fees represent professional services rendered for the audit of our annual Consolidated Financial Statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.
(2)Audit-related fees consist of assurance and related services rendered by the principal accountant related to the performance of the audit or review of our Consolidated Financial Statements which have not been reported under Audit fees above.
(3)Taxation fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.
(4)All other fees include services other than audit fees, audit-related fees and taxation fees set forth above, primarily including assistance in the preparation of financial statement for subsidiaries.

Audit Committee’s Pre-Approval Policies and Procedures

Our Board has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit-related services to be provided by such auditor under such engagement by us. All services provided by the principal auditor in 2020 and 2019 were approved by the Board pursuant to the pre-approval policy.

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.

ITEM 16F.     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.     CORPORATE GOVERNANCE
Seadrill is committed to good corporate governance. As a company listed at the OSE, Seadrill is subject to the Norwegian Code of Practice for Corporate Governance, and the Company complies with such guidelines, with certain deviations, as outlined and explained in a separate corporate governance report made available on or about the date of this annual report.
i.Internal Control and Risk Management
Information concerning the main elements of our internal control and risk management systems associated with the financial reporting process has been provided in Item 15 - "Controls and Procedures".
ii.Board of Directors and Board Committees
The composition of our Board of Directors is set out in Item 6 - "Directors, Senior Management and Employees", as is information pertaining to our Audit and Risk Committee, Compensation Committee and Restructuring Steering Committee.
iii.Appointment of Board Members

Our current bye-laws regulate the process of appointing Board Members. Reference is made to Item 6 - "Directors, Senior Management and Employees", subsection "C. Board Practices" for information on specific rights concerning Terms of Office, the number of Board Members required in the Board of Directors and appointment procedures. Our current bye-laws have been included under Item 10 - "Additional Information", subsection "B. Memorandum of Association and Bye-laws", and set out the full regulation of the procedures for the appointment of Board Members.
iv.Authorization to Acquire Treasury Shares
Pursuant to our current bye-laws, the Company has the power to purchase its own shares (treasury shares) for cancellation, as well as to hold such shares as treasury shares. The Board of Directors may exercise all powers of the Company to purchase or acquire its own shares, whether for cancellation or to be held as treasury shares in accordance with Bermuda law.

ITEM 16H.     MINE SAFETY DISCLOSURE
Not applicable.

PART III

ITEM 17.     FINANCIAL STATEMENTS

See Item 18 - "Financial Statements" below.

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

4.2	Transaction Service Agreement (incorporated by reference to Exhibit 4.2 to Seadrill Limited's 2019 annual report, filed on Form 20-F on April 2, 2020)
8.1	Subsidiaries of the Company
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to Seadrill Limited's 2019 annual report, filed on Form 20-F on April 2, 2020)
12.1	Certification of the Principal Executive Officer and Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Principal Executive Officer and Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Seadrill Limited consent of independent registered public accounting firm
15.2	Oslo Stock Exchange Corporate Governance Report for Seadrill Limited
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

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

Seadrill Limited
(Registrant)

Date: March 19, 2021

By:	/s/ Stuart Jackson
Name:	Stuart Jackson
Title:	Principal Executive Officer and Principal Financial Officer of Seadrill Limited

Seadrill Limited
Index to Consolidated Financial Statements

Consolidated Financial Statements of Seadrill Limited
Index to Consolidated Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Operations for the year ended December 31, 2020 (Successor), December 31, 2019 (Successor), the period from July 2, 2018 through December 31, 2018 (Successor), and the period from January 1, 2018 through July 1, 2018 (Predecessor)
F-6
Consolidated Statements of Comprehensive Loss for the year ended December 31, 2020 (Successor), December 31, 2019 (Successor), the period from July 2, 2018 through December 31, 2018 (Successor), and the period from January 1, 2018 through July 1, 2018 (Predecessor)
F-7
Consolidated Balance Sheets as at December 31, 2020 and 2019	F-8
Consolidated Statements of Cash Flows for the year ended December 31, 2020 (Successor), December 31, 2019 (Successor), the period from July 2, 2018 through December 31, 2018 (Successor), and the period from January 1, 2018 through July 1, 2018 (Predecessor)
F-9
Consolidated Statements of Changes in Shareholders' Equity for the year ended December 31, 2020 (Successor), December 31, 2019 (Successor), the period from July 2, 2018 through December 31, 2018 (Successor), and the period from January 1, 2018 through July 1, 2018 (Predecessor)
F-11
Notes to Consolidated Financial Statements	F-12

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Seadrill Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Seadrill Limited and its subsidiaries (Successor) (the “Company”) as of December 31, 2020 and December 31, 2019, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2020 and December 31, 2019, and for the period from July 2, 2018 to December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and December 31, 2019, and the results of its operations and its cash flows for the years ended December 31, 2020 and December 31, 2019, and for the period from July 2, 2018 to December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, on February 10, 2021, the Company and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. Uncertainties inherent in the bankruptcy process raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on financial instruments in 2020.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit and risk committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of drilling units

As described in Notes 2, 12, and 21 to the consolidated financial statements, the Company’s carrying value of drilling units was $2,120 million as of December 31, 2020. Management reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. Management first assesses recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to be generated from the asset, including eventual disposal. If the undiscounted future net cash flows are less than the carrying value of the asset, then the carrying value of the asset is compared to the discounted future net cash flows, using a relevant weighted-average cost of capital. The impairment loss to be recognized during the period, is the amount by which the carrying value of the asset exceeds the discounted future net cash flows. As disclosed by management, cash flows used in the recoverability assessments are prepared for each rig based on the assumptions which are developed in the annual budgeting process and the five-year plan. These include assumptions about long-term day rates by rig, long-term economic utilization, contract probabilities, operating expenses, estimated maintenance and inspection costs, reactivation costs and timing for the cold stacked rigs, and recycling probability. The discount rate is considered to be a key assumption in the discounted future net cash flows. In 2020 management concluded that impairment triggering events had occurred for the drilling unit fleet which were: the oil price collapse at the beginning of 2020, main industry players have not completed scrapping programs as expected and management’s decision to retire a number of rigs over a five year period. This resulted in an impairment expense of $4,087 million during 2020.

The principal considerations for our determination that performing procedures relating to the impairment of drilling units is a critical audit matter are (i) the significant judgment made by management when developing the forecasted cash flows associated with drilling units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant estimates and assumptions related to long term day rates by rig, contract probabilities, reactivation timing for the cold stacked rigs, recycling probability and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management’s process for developing the future net cash flows, (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness, accuracy, and relevance of the underlying data used in the model; and (iv) evaluating the significant estimates and assumptions used by management related to the long term day rates by rig, contract probabilities, reactivation timing for cold stacked rigs, recycling probability, and the weighted-average cost of capital used to determine the discount rate. Evaluating management’s significant estimates and assumptions involved evaluating whether the estimates and assumptions used by management were reasonable considering (i) the current and past performance of the drilling units; (ii) the consistency with external market and industry forecast data; (iii) sensitivity analysis to understand the impact of changes to significant assumptions and (iv) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s weighted-average cost of capital used to determine the discount rate.

Uncertain tax positions

As described in Notes 2 and 14 to the consolidated financial statements, the Company had a total amount of unrecognized tax benefits of $82 million as of December 31, 2020. As disclosed, management recognizes tax liabilities based on an assessment of whether their tax positions are more likely than not sustainable, based solely on the technical merits and considerations of the relevant taxing authorities widely understood administrative practices and precedence. Management recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While the annual tax provision is based on the information available to management at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined.

The principal considerations for our determination that performing procedures relating to the uncertain tax positions is a critical audit matter are (i) the significant judgment applied by management to assess whether their tax positions are more likely than not sustainable; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s timely identification and accurate measurement of uncertain tax positions; (iii) the evaluation of audit evidence available to support the tax liabilities for uncertain tax positions is complex and resulted in significant auditor judgment as the nature of the evidence is often highly subjective; and (iv) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing the completeness, accuracy and relevance of data used in the calculation of the liability for uncertain tax positions, including agreements, and tax positions in various jurisdictions, and the related final tax returns; (ii) testing the model for calculating the liability for uncertain tax positions by jurisdiction, including management’s assessment of the technical merits of tax positions and estimates of the amount of tax benefit expected to be sustained; and (iii) evaluating the status and results of income tax audits with the relevant tax authorities. Professionals with specialized skill and knowledge were used to assist in the evaluation of the completeness and measurement of the Company’s uncertain tax positions, including assessing the reasonableness of management’s determination whether tax positions are more-likely-than-not of being sustained and the amount of potential benefit to be realized, and the application of relevant tax laws.

Initial adoption of current expected credit losses (CECL) on related party receivables

As described in Notes 2, 3 and 6 to the consolidated financial statements, the Company adopted accounting standard update 2016-13 Measurement of Credit Losses on Financial Instruments effective January 1, 2020. On adoption of the CECL approach, management recognized an initial credit allowance of $143 million through opening retained earnings on January 1, 2020. The ECL allowance related primarily to subordinated loan receivables due from related parties. The allowance for credit losses reflects the net amount expected to be collected on the financial asset. As disclosed, management estimates the CECL allowance using a “probability-of-default” model, calculated by multiplying the exposure at default by the probability of default by the loss given default by a risk overlay multiplier over the life of the financial instrument (as defined by ASU 2016-13). Management’s critical assumptions relate to internal credit ratings and maturities used to determine probability of default, the subordination of debt to determine loss given default and the performance status of the receivable that can impact any management overlay.

The principal considerations for our determination that performing procedures relating to the initial adoption of current expected credit losses on related party receivables is a critical audit matter are the significant assumptions made by management when estimating the internal credit rating, maturities used to determine probability of default, and the risk overlay multiplier. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions. The audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) understanding and assessing management’s implementation of the new accounting standard, (ii) , testing the completeness, accuracy, and relevance of the data used in the estimate (iii) evaluating management’s process of estimating expected credit losses and the reasonableness of significant assumptions related to internal credit rating, maturities used to determine probability of default and risk overlay multiplier. Evaluating the significant assumptions used in the models involved assessing the reasonableness of the impact of external factors on management’s estimate of the maturity of the outstanding loan balances and risk overlay multiplier. Professionals with specialized skills assisted in testing the internal credit rating assumption and the appropriateness of the model applied.

/s/ PricewaterhouseCoopers LLP
Watford, United Kingdom
March 19, 2021

We have served as the Company's or its predecessor's auditor since 2013.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Seadrill Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows of Seadrill Limited and its subsidiaries (Predecessor) (the “Company”) for the period from January 1, 2018 to July 1, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the period from January 1, 2018 to July 1, 2018 in conformity with accounting principles generally accepted in the United States of America.

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

/s/ PricewaterhouseCoopers LLP
Uxbridge, United Kingdom
March 28, 2019
We have served as the Company’s or its predecessor's auditor since 2013.

Seadrill Limited
CONSOLIDATED STATEMENTS OF OPERATIONS
for the year ended December 31, 2020 (Successor), December 31, 2019 (Successor), the period from July 2, 2018 through December 31, 2018 (Successor) and the period from January 1, 2018 through July 1, 2018 (Predecessor).
(In $ millions, except per share data)

		Successor			Predecessor
	Notes	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Operating revenues
Contract revenues		703	997	469	619
Reimbursable revenues		37	41	16	21
Management contract revenue	*	289	338	56	38
Other revenues	9 *	30	12	—	34
Total operating revenues		1,059	1,388	541	712

Operating expenses
Vessel and rig operating expenses		(606)	(726)	(341)	(417)
Reimbursable expenses		(34)	(39)	(15)	(18)
Depreciation		(346)	(426)	(236)	(391)
Amortization of intangibles		(1)	(134)	(58)	—
Management contract expense	*	(390)	(302)	(44)	(45)
Selling, general and administrative expenses		(80)	(95)	(43)	(47)
Total operating expenses		(1,457)	(1,722)	(737)	(918)

Other operating items
Loss on impairment of long-lived assets	12	(4,087)	—	—	(414)
Loss on impairment of intangibles		(21)	—	—	—
Gain on disposals		15	—	—	—
Other operating income	*	9	39	21	7
Total other operating items	10	(4,084)	39	21	(407)

Operating loss		(4,482)	(295)	(175)	(613)

Financial and other non-operating items
Interest income	*	34	69	40	19
Interest expense	11	(469)	(487)	(261)	(38)
Loss on impairment of investments	13	(47)	(302)	—	—
Share in results from associated companies (net of tax)	20	(77)	(115)	(90)	149
Fair value measurement on deconsolidation of VIE	36 *	509	—	—	—
Loss on derivative financial instrument		—	(37)	(31)	(4)
Loss impairment of convertible bond from related party	*	(29)	(11)	—	—
Net loss on debt extinguishment		—	(22)	—	—
Foreign exchange loss		(23)	(11)	(4)	—
Loss on marketable securities	17	(3)	(46)	(64)	(3)
Reorganization items, net	4	—	—	(9)	(3,365)
Other financial and non-operating items	*	(71)	(4)	(3)	—
Total financial and other non-operating items, net		(176)	(966)	(422)	(3,242)

Loss before income taxes		(4,658)	(1,261)	(597)	(3,855)

Income tax (expense)/benefit	14	(5)	39	(8)	(30)
Net loss		(4,663)	(1,222)	(605)	(3,885)

Net loss attributable to the parent		(4,659)	(1,219)	(602)	(3,881)
Net loss attributable to the non-controlling interest		(3)	(1)	(2)	(6)
Net (loss)/gain attributable to the redeemable non-controlling interest		(1)	(2)	(1)	2

Basic loss per share (U.S. dollar)		(46.43)	(12.18)	(6.02)	(7.71)
Diluted loss per share (U.S. dollar)		(46.43)	(12.18)	(6.02)	(7.71)
* Includes transactions with related parties. Refer to Note 32 - "Related party transactions" for further details.
See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
for the year ended December 31, 2020 (Successor), December 31, 2019 (Successor), the period from July 2, 2018 through December 31, 2018 (Successor) and the period from January 1, 2018 through July 1, 2018 (Predecessor).
(In $ millions)

	Successor			Predecessor
	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Net loss	(4,663)	(1,222)	(605)	(3,885)

Other comprehensive (loss)/income, net of tax:
Change in fair value of debt component of Archer convertible bond	4	3	(3)	—
Actuarial (loss)/gain relating to pensions	(2)	(1)	1	—
Share of other comprehensive loss from associated companies	(15)	(8)	(5)	—
Other comprehensive loss	(13)	(6)	(7)	—

Total comprehensive loss for the period	(4,676)	(1,228)	(612)	(3,885)

Comprehensive loss attributable to the parent	(4,672)	(1,225)	(609)	(3,881)
Comprehensive loss attributable to the non-controlling interest	(3)	(1)	(2)	(6)
Comprehensive (loss)/income attributable to the redeemable non-controlling interest	(1)	(2)	(1)	2

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED BALANCE SHEETS
as at December 31, 2020 and 2019
(In $ millions)

	Notes	December 31, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents		526	1,115
Restricted cash	16	132	135
Marketable securities	17	8	11
Accounts receivables, net	18	125	173
Amount due from related parties, net	32	85	181
Other current assets	19	186	158
Total current assets		1,062	1,773
Non-current assets
Investment in associated companies	20	248	389
Drilling units	21	2,120	6,401
Restricted cash	16	65	107
Deferred tax assets	14	9	4
Equipment	22	19	23
Amount due from related parties, net	32	392	523
Other non-current assets	19	46	59
Total non-current assets		2,899	7,506
Total assets		3,961	9,279
LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND EQUITY
Current liabilities
Debt due within one year	23	6,177	343
Trade accounts payable		45	86
Amounts due to related parties - current	32	7	19
Other current liabilities	24	316	322
Total current liabilities		6,545	770
Non-current liabilities
Long-term debt	23	—	6,280
Long-term debt due to related parties	32	426	239
Deferred tax liabilities	14	10	12
Other non-current liabilities	24	120	128
Total non-current liabilities		556	6,659
Commitments and contingencies (see Note 35)
Redeemable non-controlling interest	28	—	57
EQUITY
Common shares of par value US$0.10 per share: US$0.10 per share: 138,880,000 shares authorized and 100,384,435 issued at December 31, 2020 (US$0.10 per share: 138,880,000 shares authorized and 100,234,973 issued at December 31, 2019)	26	10	10
Additional paid in capital		3,504	3,496
Accumulated other comprehensive loss		(26)	(13)
Retained loss		(6,628)	(1,851)
Total Shareholder's (deficit)/equity		(3,140)	1,642
Non-controlling interest	27	—	151
Total (deficit)/equity		(3,140)	1,793
Total liabilities, redeemable non-controlling interest and equity		3,961	9,279
See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the year ended December 31, 2020 (Successor), December 31, 2019 (Successor), the period from July 2, 2018 through December 31, 2018 (Successor) and the period from January 1, 2018 through July 1, 2018 (Predecessor).
(In $ millions)

	Successor			Predecessor
	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Cash Flows from Operating Activities
Net loss	(4,663)	(1,222)	(605)	(3,885)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	346	426	236	391
Amortization of unfavorable and favorable contracts	1	134	58	(21)
Share of results from associated companies	77	115	90	(149)
Impairment of investments	47	302	—	—
Contingent consideration realized	—	—	—	(7)
Gain on disposals	(15)	—	—	—
Unrealized loss related to derivatives	—	37	31	4
Fair value measurement on deconsolidation of VIE	(509)	—	—	—
Payment in kind interest	14	6	15	(15)
Loss on impairment of long-lived assets	4,087	—	—	414
Loss on impairment of intangibles	21	—	—	—
Deferred tax benefit	(7)	(61)	(22)	—
Unrealized foreign exchange loss	19	—	—	—
Amortization of discount on debt	122	36	23	—
Change in allowance for credit losses	166	—	—	—
Impairment of convertible bond from related party	29	11	—	—
Net loss on debt extinguishment	—	22	—	—
Unrealized loss on marketable securities	3	46	64	3
Non-cash gain on liabilities subject to compromise	—	—	—	(2,977)
Fresh start valuation adjustments	—	—	—	6,142
Other re-organization items	—	—	—	6
Other	8	3	(3)	2
Other cash movements in operating activities
Distributions received from associated companies	2	11	32	17
Payments for long-term maintenance	(121)	(114)	(71)	(78)
Settlement of payment-in-kind interest on Senior Secured Notes	—	(39)	—	—

Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	48	35	64	29
Trade accounts payable	(38)	4	(31)	4
Prepaid expenses/accrued revenue	(52)	(1)	12	42
Deferred revenue	(5)	13	21	(23)
Related party receivables	(105)	(14)	22	2
Related party payables	(5)	(4)	54	(42)
Other assets	30	(12)	(20)	(62)
Other liabilities	80	10	4	(10)
Net cash used in operating activities	(420)	(256)	(26)	(213)

Seadrill Limited
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the year ended December 31, 2020 (Successor), December 31, 2019 (Successor), the period from July 2, 2018 through December 31, 2018 (Successor) and the period from January 1, 2018 through July 1, 2018 (Predecessor).
(In $ millions)

	Successor			Predecessor
	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Cash Flows from Investing Activities
Additions to newbuildings	—	—	—	(1)
Additions to drilling units and equipment	(27)	(48)	(27)	(48)
Purchase of call option for non-controlling interest shares	(11)	—	—	—
Contingent consideration received	32	32	65	48
Loans granted to related party	(8)	—	—	—
Sale of rigs and equipment	—	—	—	126
Impact to cash resulting from deconsolidation of VIE	(22)	—	—	—
Investment in associated companies	—	(25)	—	—
Payments received from loans granted to related parties	4	15	23	24
Net cash (used in)/provided by investing activities	(32)	(26)	61	149

Cash Flows from Financing Activities
Proceeds from debt	—	—	—	875
Repayments of secured credit facilities	(132)	(34)	(83)	(153)
Redemption of Senior Secured Notes	—	(333)	(121)	—
Debt fees paid	—	—	(4)	(35)
Purchase of redeemable AOD non-controlling interest	(31)	—	—	—
Proceeds from issuance of shares	—	—	—	200
Net cash (used in)/provided by financing activities	(163)	(367)	(208)	887

Effect of exchange rate changes on cash and cash equivalents	(19)	3	(1)	(5)

Net (decrease)/increase in cash and cash equivalents, including restricted cash	(634)	(646)	(174)	818
Cash and cash equivalents, including restricted cash, at beginning of the year	1,357	2,003	2,177	1,359
Cash and cash equivalents, including restricted cash, at the end of year	723	1,357	2,003	2,177

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	(181)	(391)	(178)	(38)
Taxes paid	(13)	(36)	(16)	(22)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
for the year ended December 31, 2020 (Successor), December 31, 2019 (Successor), the period from July 2, 2018 through December 31, 2018 (Successor) and the period from January 1, 2018 through July 1, 2018 (Predecessor).
(In $ millions)

	Common shares	Additional paid in capital	Contributed surplus	Accumulated other comprehensive income/(loss)	Retained Earnings	Total equity before NCI	Non-controlling interest	Total equity
December 31, 2017 (Predecessor)	1,008	3,313	1,956	58	225	6,560	399	6,959
ASU 2016-01 - Financial Instruments	—	—	—	(31)	31	—	—	—
ASU 2016-16 - Income Taxes	—	—	—	—	(59)	(59)	(25)	(84)
ASU 2016-09 - Revenue from contracts	—	—	—	—	7	7	—	7
Share-based compensation charge	—	9	—	—	—	9	—	9
Reclassification of non-controlling interest	—	—	—	—	(43)	(43)	43	—
Revaluation of redeemable non-controlling interest	—	—	—	—	127	127	(150)	(23)
Net loss	—	—	—	—	(3,881)	(3,881)	(6)	(3,887)
July 1, 2018 (Predecessor)	1,008	3,322	1,956	27	(3,593)	2,720	261	2,981
Cancellation of Predecessor equity	(1,008)	(3,322)	(1,956)	(27)	3,593	(2,720)	(107)	(2,827)
July 1, 2018 (Predecessor)	—	—	—	—	—	—	154	154
Issuance of Successor common stock	10	3,491	—	—	—	3,501	—	3,501
July 2, 2018 (Successor)	10	3,491	—	—	—	3,501	154	3,655
Revaluation of redeemable non-controlling interest	—	—	—	—	(9)	(9)	—	(9)
Net Loss	—	—	—	—	(602)	(602)	(2)	(604)
Other comprehensive loss	—	—	—	(7)	—	(7)	—	(7)
December 31, 2018 (Successor)	10	3,491	—	(7)	(611)	2,883	152	3,035
Net loss	—	—	—	—	(1,219)	(1,219)	(1)	(1,220)
Other comprehensive loss	—	—	—	(6)	—	(6)	—	(6)
Fair Value adjustment AOD Redeemable NCI	—	—	—	—	(21)	(21)	—	(21)
Share-based compensation charge	—	5	—	—	—	5	—	5
December 31, 2019 (Successor)	10	3,496	—	(13)	(1,851)	1,642	151	1,793
ASU 2016-13 - Measurement of credit losses on financial instruments	—	—	—	—	(143)	(143)	—	(143)
Net loss	—	—	—	—	(4,659)	(4,659)	(3)	(4,662)
Other comprehensive loss	—	—	—	(13)	—	(13)	—	(13)
Fair Value adjustment AOD Redeemable NCI	—	—	—	—	25	25	—	25
Purchase option on non-controlling interest	—	—	—	—	—	—	(11)	(11)
Deconsolidation of VIE	—	—	—	—	—	—	(137)	(137)
Share-based compensation charge	—	9	—	—	—	9	—	9
Cash settlement for cancellation of share scheme		(1)				(1)	—	(1)
December 31, 2020 (Successor)	10	3,504	—	(26)	(6,628)	(3,140)	—	(3,140)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information
Seadrill Limited is incorporated in Bermuda and is a publicly listed company on the Oslo Stock Exchange. We provide offshore drilling services to the oil and gas industry. As at December 31, 2020 we owned and operated 34 offshore drilling units. Our fleet consists of drillships, jack-up rigs and semi-submersible rigs for operations in shallow and deepwater areas, as well as benign and harsh environments. We also provide management services to our related parties Seadrill Partners, SeaMex, Northern Ocean and Sonadrill.
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
At the start of the year ended December 31, 2020 we were also listed on the New York Stock Exchange ("NYSE"). On March 26, 2020 we received a written notice from the NYSE that we were not in compliance with listing rules as our average closing share price had fallen below $1 over a period of 30 consecutive trading days. On April 8, 2020 we provided the required notice to the NYSE stating our intention to seek a cure of our non-compliance. However due to the impact of the coronavirus pandemic on the offshore drilling industry the Board of Directors determined that delisting was in the best interests of the Company. We announced our decision to delist on June 1, 2020 and filed a Form 25 with the SEC on June 11, 2020. We stopped trading on this exchange on June 19, 2020. Our common shares currently trade on the over-the-counter (OTC) market under the ticker symbol SDRLF. We will continue to be listed on the Oslo Stock Exchange.
Chapter 11 Proceedings and going concern
Since the mid-2010s, the industry has experienced a sustained decline in oil prices which has culminated in an industry-wide supply and demand imbalance. During this period, market dayrates for drilling rigs have been lower than was anticipated when the debt associated with acquiring our rigs was incurred. This challenging business climate was further destabilized by challenges that have arisen due to the COVID-19 pandemic. The actions taken by governmental authorities around the world to mitigate the spread of COVID-19 have had a significant negative effect on oil consumption. This has led to a further decrease in the demand for our services and has had an adverse impact on our business and financial condition.
Since the end of 2019, we have been working with senior creditors to provide a solution to Seadrill's high cash outflow for debt service. In June, 2020, we announced that we had appointed financial advisors to evaluate comprehensive restructuring alternatives to reduce debt service costs and overall indebtedness.
In September 2020, we ceased making interest payments on our secured credit facilities which constituted an event of default. Furthermore, this triggered cross-defaults on the senior secured notes and leasing agreements in respect of the West Hercules, West Linus and West Taurus with subsidiaries of SFL Corporation Limited. The events of default meant that amounts due on the secured credit facilities and senior notes became callable on demand. As of December 31, 2020, we had $6,177 million in principal amount of these debt obligations. Our available resources would not have been sufficient to repay these obligations were they called.
On February 7, 2021 and February 10, 2021 Seadrill Limited and most of its subsidiaries ("the Debtors") filed voluntary petitions for reorganization under Chapter 11, triggering a stay on enforcement of remedies with respect to our debt obligations. As part of the Chapter 11 Proceedings, the Debtors were granted “first-day” relief which enables us to continue operations without interruption. We are currently in negotiations to enter into a restructuring support agreement with certain lenders regarding a comprehensive restructuring transaction to be implemented pursuant to a plan of reorganization. The outcome of this process and future capital structure is not yet determined but it remains likely that it will involve significant equitization of debt and thereby material reductions to current shareholder positions.
As of December 31, 2020, Seadrill had cash and cash equivalents of $723 million of which $526 million was unrestricted and we have implemented, and will continue to implement, various measures to preserve liquidity. These include an increased focus on operating efficiency, reductions in corporate and overhead expenditures, and deferrals of capital expenditures. Whilst we believe this should provide sufficient liquidity for the 12 month period from the issuance of these financial statements to allow us to complete a comprehensive restructuring, the process is difficult to predict and subject to factors outside of our control. We are subject to numerous risks associated with the bankruptcy proceedings and there can be no assurance that we will agree a plan of reorganization that is acceptable to our creditors, nor that the Bankruptcy Court would confirm such a plan once agreed.
These conditions and events raise substantial doubt as to our ability to continue as a going concern for the twelve months after the date our financial statements are issued. Financial information in this report has been prepared on a going concern basis of accounting, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business as they come due. Financial information in this report does not reflect the adjustments to the carrying values of assets, liabilities and the reported expenses and balance sheet classifications that would be necessary if we were unable to realize our assets and settle our liabilities as a going concern in the normal course of operations. Such adjustments could be material.

Basis of presentation
The Consolidated Financial Statements are presented in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). The amounts are presented in United States dollar ("U.S. dollar" or "US$") rounded to the nearest million, unless otherwise stated.
The accompanying Consolidated Financial Statements include the financial statements of Seadrill Limited, its consolidated subsidiaries and any variable interest entity ("VIE") in which we are the primary beneficiary.
Basis of consolidation
We consolidate investments in companies in which we control directly or indirectly more than 50% of the voting rights.
We also consolidate entities in which we hold a variable interest where we are the primary beneficiary of the entity. A VIE is defined as a legal entity where either (a) the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support; (b) equity interest holders as a group lack either (i) the power to direct the activities of the entity that most significantly impact on its economic performance, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the voting rights of some investors in the entity are not proportional to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. We are the primary beneficiary of a VIE when we have both (1) the power to direct the activities of the entity which most significantly impact on the entity’s economic performance, and (2) the right to receive benefits or the obligation to absorb losses from the entity which could potentially be significant to the entity.
Subsidiaries, even if fully owned, are excluded from the Consolidated Financial Statements if we are not the primary beneficiary under the variable interest model. All intercompany balances and transactions have been eliminated.
Bankruptcy accounting
We operated as a debtor-in-possession from September 12, 2017 to July 2, 2018. During this period, we prepared our Consolidated Financial Statements under Accounting Standards Codification 852, Reorganizations ("ASC 852"). ASC 852 required that the financial statements distinguished transactions and events that were directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses, gains and losses that were realized or incurred in the bankruptcy proceedings were recorded in “Reorganization items" on our Consolidated Statements of Operations. In addition, ASC 852 required changes in the accounting and presentation of significant items on the Consolidated Balance Sheets, particularly liabilities. Pre-petition obligations that may have been impacted by the Previous Chapter 11 reorganization process were classified on the Consolidated Balance Sheets within "Liabilities subject to compromise". For details of the Previous Chapter 11 process, refer to Note 4 - "Previous Chapter 11 Proceedings".
Fresh Start Reporting
Upon emergence from bankruptcy on July 2, 2018 (the "Effective Date"), in accordance with ASC 852, Seadrill Limited became a new entity for financial reporting purposes. This meant fresh start reporting with our assets and liabilities recorded at their fair values. For details of the fresh start reporting refer to Note 5 - "Fresh Start Accounting".
We elected to apply fresh start reporting effective July 2, 2018 (the “Convenience Date”) to coincide with the timing of our normal third quarter reporting period. We concluded that events between July 1, 2018 and July 2, 2018 were immaterial and use of an accounting convenience date was appropriate. The fair values of our assets and liabilities differed materially from the recorded values of our assets and liabilities as reflected in the Predecessor historical Consolidated Balance Sheets. The effects of the reorganization plan and fresh start accounting were applied as of July 2, 2018. The new basis of our assets and liabilities are reflected in our Consolidated Balance Sheet as of December 31, 2018 and the related adjustments were recorded in the Consolidated Statement of Operations of the Predecessor as "Reorganization items", with the related deferred tax effects through "Income tax expense", during the period from January 1, 2018 to July 1, 2018.
Accordingly, our Consolidated Financial Statements subsequent to July 2, 2018 are not and will not be comparable to the Predecessor Consolidated Financial Statements prior to the Convenience Date. Our Consolidated Financial Statements and related footnotes are presented with a black line division which delineates the lack of comparability between amounts presented on July 2, 2018 and dates prior. Our financial results for periods following the application of fresh start accounting are different from historical trends and the differences may be material.
Out of period adjustment
The financial statements for the period from January 1, 2018 through July 1, 2018 (Predecessor) include an income tax expense of $18 million due to an adjustment in the income tax charge for a subsidiary related to prior years. We considered the effect of this prior period correction not to be material in the context of the overall results for the period from January 1, 2018 through July 1, 2018 (Predecessor) or to any previously reported quarterly or annual financial statements.

Presentation of rig management revenues and expenses
In 2019, we entered into management contracts with Sonadrill and Northern Ocean which increased the volume of activity where we are managing rigs on behalf of other parties. We have therefore separately presented the revenues and expenses relating to arrangements where we provide management or operational services as separate line items.
We have recast the comparative figures in the Consolidated Statement of Operations. The table below shows effects of this reclassification on the previously reported numbers.
Consolidated Statement of Operations for the year ended December 31, 2019 (Successor)

(In $ millions)	As previously reported	Adjustment	As currently reported
Reimbursable revenues	264	(223)	41
Management contract revenues	—	338	338
Other revenues	127	(115)	12

Vessel and rig operating expenses	(770)	44	(726)
Reimbursable expenses	(262)	223	(39)
Management contract expenses	—	(302)	(302)
Selling, general and administrative expenses	(130)	35	(95)

Consolidated Statement of Operations for the period from July 2, 2018 through December 31, 2018 (Successor)

(In $ millions)	As previously reported	Adjustment	As currently reported
Reimbursable revenues	26	(10)	16
Management contract revenues	—	56	56
Other revenues	46	(46)	—

Vessel and rig operating expenses	(357)	16	(341)
Reimbursable expenses	(24)	9	(15)
Management contract expenses	—	(44)	(44)
Selling, general and administrative expenses	(62)	19	(43)

Consolidated Statement of Operations for the period from January 1, 2018 through July 1, 2018 (Predecessor)

(In $ millions)	As previously reported	Adjustment	As currently reported
Reimbursable revenues	21	—	21
Management contract revenues	—	38	38
Other revenues	72	(38)	34

Vessel and rig operating expenses	(407)	(10)	(417)
Reimbursable expenses	(20)	2	(18)
Management contract expenses	—	(45)	(45)
Selling, general and administrative expenses	(100)	53	(47)

Note 2 – Accounting policies
The accounting policies set out below have been applied consistently to all periods in these Consolidated Financial Statements, unless otherwise noted.
Allowance for credit losses
We adopted accounting standard update 2016-13 Measurement of Credit Losses on Financial Instruments effective January 1, 2020. The new guidance replaces the “incurred loss” model required under the previous guidance with a current “expected credit loss” (or CECL) model. The CECL model requires recognition of expected credit losses over the life of a financial asset upon its initial recognition. Comparative periods are presented under the previous guidance with an allowance against a receivable balance recognized only if it was probable that we would not recover the full amount due to us. We determined doubtful accounts on a case-by-case basis and considered the financial condition of the customer as well as specific circumstances related to the receivable such as customer disputes.
The CECL model contemplates a broader range of information to estimate expected credit losses over the contractual lifetime of an asset. It also requires to consider the risk of loss even if it is remote. We estimate expected credit losses based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts of events which may affect the collectability. We estimate the CECL allowance using a “probability-of-default” model, calculated by multiplying the exposure at default by the probability of default by the loss given default by a risk overlay multiplier over the life of the financial instrument (as defined by ASU 2016-13). Our critical judgements relate to internal credit ratings and maturities used to determine probability of default, the subordination of debt to determine loss given default and the performance status of the receivable that can impact any management overlay. We determine management risk overlay based on management assessment of defaults, overdue amounts and other observable events that provide information on collection. Our internal credit ratings are based on the Moody’s scorecard approach (based on several quantitative and qualitative factors) and our approach relies on statistical data from Moody’s ‘Default and Ratings Analytics’ to derive the expected credit loss. We monitor the credit quality of receivables by re-assessing credit ratings, assumed maturities and probability-of-default on a quarterly basis. Due to the inherent uncertainty around these judgmental areas, it is at least reasonably possible that a material change in the CECL allowance can occur in the near term.We grouped financial assets with similar risk characteristics based on their contractual terms, historical credit loss pattern, internal and external credit ratings, maturity, collateral type, past due status and other relevant factors.
The CECL model applies to external trade receivables, related party receivables and other financial assets measured at amortized cost as well as to off-balance sheet credit exposures not accounted for as insurance. We have elected to calculate expected credit losses on the combined balance of both the amortized cost and accrued interest from the unpaid principal balance.
The allowance for credit losses reflects the net amount expected to be collected on the financial asset. Any change in credit allowance is reflected in the Consolidated Statement of Operations based on the nature of the financial asset receivable.
Amounts are written off against the allowance in the period when efforts to collect a balance have been exhausted. Any write-offs in excess of credit allowance by category of financial asset reduces the asset's carrying amount and is reflected in the Consolidated Statement of Operations. Expected recoveries will not exceed the amounts previously written-off or current credit loss allowance by financial asset category and are recognized in the Consolidated Statement of Operations in the period of receipt.
Revenue from contracts with customers
The activities that primarily drive the revenue earned from our drilling contracts include (i) providing a drilling rig and the crew and supplies necessary to operate the rig, (ii) mobilizing and demobilizing the rig to and from the drill site and (iii) performing rig preparation activities and/or modifications required for the contract with a customer. Consideration received for performing these activities may consist of dayrate drilling revenue, mobilization and demobilization revenue, contract preparation revenue and reimbursement revenue. We account for these integrated services as a single performance obligation that is (i) satisfied over time and (ii) comprised of a series of distinct time increments of service.
We recognize revenues for activities that correspond to a distinct time increment of service within the contract term in the period when the services are performed. We recognize consideration for activities that are (i) not distinct within the context of our contracts and (ii) do not correspond to a distinct time increment of service, ratably over the estimated contract term.
We determine the total transaction price for each individual contract by estimating both fixed and variable consideration expected to be earned over the term of the contract. The amount estimated for variable consideration may be constrained and is only included in the transaction price to the extent that it is probable that a significant reversal of previously recognized revenue will not occur throughout the term of the contract. When determining if variable consideration should be constrained, we consider whether there are factors outside of our control that could result in a significant reversal of revenue as well as the likelihood and magnitude of a potential reversal of revenue. We re-assess these estimates each reporting period as required. Refer to Note 8 - "Revenue from contracts with customers".
Dayrate drilling revenue - Our drilling contracts generally provide for payment on a dayrate basis, with higher rates for periods when the drilling unit is operating and lower rates or zero rates for periods when drilling operations are interrupted or restricted. The dayrate invoices billed to the customer are typically determined based on the varying rates applicable to the specific activities performed on an hourly basis. Such dayrate consideration is allocated to the distinct hourly increment service it relates to. Revenue is recognized in line with the contractual rate billed for the services provided for any given hour.
Mobilization revenue - We may receive fees (on either a fixed lump-sum or variable dayrate basis) for the mobilization of our rigs. These activities are not considered to be distinct within the context of the contract. The associated revenue is allocated to the overall performance obligation and recognized ratably over the expected term of the related drilling contract. We record a contract liability for mobilization fees received, which is amortized ratably to contract drilling revenue as services are rendered over the initial term of the related drilling contract.
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
Other revenues
Other revenues consist of related party revenues, leasing income from rigs leased to Gulfdrill, external management fees, and early termination fees. Refer to Note 9 – "Other revenues". Revenue is recognized as the performance obligation is satisfied, which on our leased rigs is on a straight-line basis.
Early termination fees - Other revenues also include amounts recognized as early termination fees under drilling contracts which have been terminated prior to the contract end date. Contract termination fees are recognized daily as and when any contingencies or uncertainties are resolved.
Management fees
Management fees - Revenues related to operation support and management services provided to Seadrill Partners, Seamex, Sonadrill, Gulfdrill and Northern Ocean. This includes both related and non-related companies.
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
Mobilization and demobilization expenses
We incur costs to prepare a drilling unit for a new customer contract and to move the rig to a new contract location. We capitalize the mobilization and preparation costs for a rig's first contract as a part of the rig value and recognize them as depreciation expense over the expected useful life of the rig (i.e. 30 years). For subsequent contracts, we defer these costs over the expected contract term (see deferred contract costs above), unless we do not expect the costs to be recoverable, in which case we expense them as incurred.
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

Income taxes
Seadrill is a Bermuda company that has subsidiaries and affiliates in various jurisdictions. Currently, Seadrill and our Bermudan subsidiaries and affiliates are not required to pay taxes in Bermuda on ordinary income or capital gains as they qualify as exempted companies. Seadrill and our subsidiaries and affiliates have received written assurance from the Minister of Finance in Bermuda that we will be exempt from taxation until March 2035. Certain subsidiaries operate in other jurisdictions where taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions when appropriate. Our income tax expense is based on our income and statutory tax rates in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which operations are conducted and income is earned. Refer to Note 14 – "Taxation".
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
Foreign currencies
The majority of our revenues and expenses are denominated in U.S. dollars and therefore the majority of our subsidiaries use U.S. dollars as their functional currency. Our reporting currency is also U.S. dollars. For subsidiaries that maintain their accounts in currencies other than U.S. dollars, we use the current method of translation whereby items of income and expense are translated using the average exchange rate for the period and the assets and liabilities are translated using the year-end exchange rate. Foreign currency translation gains or losses on consolidation are recorded as a separate component of other comprehensive income in shareholders' equity.
Transactions in foreign currencies are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Foreign currency denominated monetary assets and liabilities are remeasured using rates of exchange at the balance sheet date. Gains and losses on foreign currency transactions are included in the Consolidated Statements of Operations.
Loss per share
Basic loss per share (“LPS”) is calculated based on the loss for the period available to common shareholders divided by the weighted average number of shares outstanding. Diluted loss per share includes the effect of the assumed conversion of potentially dilutive instruments such as our restricted stock units. The determination of dilutive loss per share may require us to make adjustments to net loss and the weighted average shares outstanding. Refer to Note 15 – "Loss per share".
Fair value measurements
We estimate fair value at a price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market for the asset or liability. Hierarchy Levels 1, 2 and 3 are terms for the priority of inputs to valuation techniques used to measure fair value. Hierarchy Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets. Hierarchy Level 2 inputs are significant other observable inputs, including direct or indirect market data for similar assets or liabilities in active markets or identical assets or liabilities in less active markets. Hierarchy Level 3 inputs are significant unobservable inputs, including those that require considerable judgment for which there is little or no market data.. When a valuation requires multiple input levels, we categorize the entire fair value measurement according to the lowest level of input that is significant to the measurement even though we may have also utilized significant inputs that are more readily observable.
Current and non-current classification
Generally, assets and liabilities (excluding deferred taxes and liabilities subject to compromise) are classified as current assets and liabilities respectively if their maturity is within one year of the balance sheet date. In addition, we classify any derivative financial instruments as current. Current liabilities will include where amounts from lenders are payable on demand at their discretion due to event of default clauses being met.

Generally, assets and liabilities are classified as non-current assets and liabilities respectively if their maturity is beyond one year of the balance sheet date. In addition, we classify loan fees based on the classification of the associated debt principal.
Cash and cash equivalents
Cash and cash equivalents consist of cash, bank deposits and highly liquid financial instruments with maturities of three months or less. Amounts are presented net of allowances for credit losses.
Restricted cash consists of bank deposits which are subject to restrictions due to legislation, regulation or contractual arrangements. Restricted cash amounts that are expected to be used after one year from balance sheet date are classified as non-current assets. Amounts are presented net of allowances for credit losses, which are assessed based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, limiting any credit exposure. Refer to Note 16 – "Restricted cash".
Receivables
Receivables, including accounts receivable, are recorded in the balance sheet at their nominal amount net of expected credit losses and write-offs. Interest income on receivables is recognized as earned. Refer to Note 18 – "Accounts receivable".
Contract assets and liabilities
Accounts receivables are recognized when the right to consideration becomes unconditional based upon contractual billing schedules. If we recognize revenue ahead of this point, we also recognize a contract asset. Contract assets balances relate primarily to demobilization revenues recognized during the period but are contingent on future demobilization activities.
Contract liabilities include payments received for mobilization, rig preparation and upgrade activities which are allocated to the overall performance obligation and recognized ratably over the initial term of the contract.
Related parties
Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence. Amounts receivable from related parties are presented net of allowances for expected credit losses and write-offs. Interest income on receivables is recognized as earned. Refer to Note 32 –" Related party transactions" for details of balances and material transactions with related parties.
Equity investments
Investments in common stock are accounted for using the equity method if we have the ability to significantly influence, but not control, the investee. Significant influence is presumed to exist if our ownership interest in the voting stock of the investee is between 20% and 50%,. We also consider other factors such as representation on the investee’s board of directors and the nature of commercial arrangements, We classify our equity investees as "Investments in Associated Companies". We recognize our share of earnings or losses from our equity method investments in the Consolidated Statements of Operations as “Share in results from associated companies". Refer to Note 20 – "Investment in associated companies".
We assess our equity method investments for impairment at each reporting period when events or circumstances suggest that the carrying amount of the investments may be impaired. We record an impairment charge for other-than-temporary declines in value when the value is not anticipated to recover above the cost within a reasonable period after the measurement date. We consider (1) the length of time and extent to which fair value is below carrying value, (2) the financial condition and near-term prospects of the investee, and (3) our intent and ability to hold the investment until any anticipated recovery. If an impairment loss is recognized, subsequent recoveries in value are not reflected in earnings until sale of the equity method investee occurs. Refer to Note 13 - "Impairment loss on investments in associated companies" for details.
All other equity investments including investments that do not give us the ability to exercise significant influence and investments in equity instruments other than common stock, are accounted for at fair value, if readily determinable. We classify our other equity investments as "marketable securities" with gains or losses on remeasurement to fair value recognized as "loss on marketable securities". Refer to Note 17 - "Marketable securities". If we cannot readily ascertain the fair value, we record the investment at cost less impairment. We perform a qualitative impairment analysis for our equity investments recorded at cost at each reporting period to evaluate whether an event or change in circumstances has occurred that indicates that the investment is impaired. We record an impairment loss to the extent that the carrying amount of the investment exceeds its estimated fair value.
Newbuildings
Generally, the carrying value of drilling units under construction (“Newbuildings”) represents the accumulated costs at the balance sheet date. Cost components usually include payments for yard installments and variation orders, construction supervision, equipment, spare parts, capitalized interest, costs related to first time mobilization and commissioning costs. The amount of interest expense capitalized in an accounting period is determined by applying the interest rate (“the capitalization rate”) to the average amount of accumulated expenditures for the asset during the period. We do not capitalize amounts beyond the actual interest expense incurred in the period.
We ceased capitalization of interest on newbuildings when we operated as a debtor-in-possession as interest payments made during bankruptcy proceedings were treated as adequate protection payments. On emergence from the Previous Chapter 11, the Newbuildings carrying value was adjusted to a fair value of nil. We have not capitalized interest since emergence as work on our Newbuild projects had substantially ceased. Refer to Note 5 – "Fresh Start Accounting".
Drilling units
Rigs, vessels and related equipment are recorded at historical cost less accumulated depreciation. The cost of these assets, less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated residual value is taken to be offset by any decommissioning costs that may be incurred. The estimated economic useful life of our floaters and, jack-up rigs, when new, is 30 years. The direct and incremental costs of significant capital projects, such as rig upgrades and reactivation projects, are capitalized and depreciated over the remaining life of the asset.
Drilling units acquired in a business combination are measured at fair value at the date of acquisition. Drilling units were also remeasured to fair value when we applied fresh start accounting at the date of emergence. Cost of property and equipment sold or retired, with the related accumulated depreciation and impairment is removed from the Consolidated Balance Sheet, and resulting gains or losses are included in the Consolidated Statement of Operations.
We re-assess the remaining useful lives of our drilling units when events occur which may impact our assessment of their remaining useful lives. These include changes in the operating condition or functional capability of our rigs, technological advances, changes in market and economic conditions as well as changes in laws or regulations affecting the drilling industry.
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
Equipment
Equipment is recorded at historical cost less accumulated depreciation and impairment and is depreciated over its estimated remaining useful life. The estimated economic useful life of equipment, when new, is between 3 and 5 years depending on the type of asset. Refer to Note 22 – "Equipment".
Assets held for sale
Assets are classified as held for sale when all of the following criteria are met: management commits to a plan to sell the asset (disposal group), the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets, an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated, the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within 1 year. The term probable refers to a future sale that is likely to occur, the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
Leases
Lessee - When we enter into a new contract, or modify an existing contract, we identify whether that contract has a finance or operating lease component. We do not have, nor expect to have any leases classified as finance leases. We determine the lease commencement date by reference to the date the rig (or other leased asset) is available for use and transfer of control has occurred from the lessee. At the lease commencement date, we measure and recognize a lease liability and a right of use ("ROU") asset in the financial statements. The lease liability is measured at the present value of the lease payments not yet paid, discounted using the estimated incremental borrowing rate ("IBR") at lease commencement. The ROU asset is measured at the initial measurement of the lease liability, plus any lease payments made to the lessor at or before the commencement date, minus any lease incentives received, plus any initial direct costs incurred by us.
After the commencement date, we adjust the carrying amount of the lease liability by the amount of payments made in the period as well as the unwinding of the discount over the lease term using the effective interest method. After commencement date, we amortize the ROU asset by the amount required to keep total lease expense including interest constant (straight-line over the lease term).
Absent an impairment of the ROU asset, the single lease cost is calculated so that the remaining cost of the lease is allocated over the remaining lease term on straight-line basis. Seadrill assesses a ROU asset for impairment and recognizes any impairment loss in accordance with the accounting policy on impairment of long-lived assets.
We applied the following significant assumptions and judgments in accounting for our leases.
•We apply judgment in determining whether a contract contains a lease or a lease component as defined by Topic 842.
•We have elected to combine leases and non-lease components. As a result, we do not allocate our consideration between leases and non-lease components.
•The discount rate applied to our operating leases is our incremental borrowing rate. We estimated our incremental borrowing rate based on the rate for our traded debt.

•Within the terms and conditions of some of our operating leases we have options to extend or terminate the lease. In instances where we are reasonably certain to exercise available options to extend or terminate, then the option was included in determining the appropriate lease term to apply. Options to renew our lease terms are included in determining the right-of-use asset and lease liability when it is reasonably certain that we will exercise that option.
•Where a leasing arrangement is a failed sale and leaseback transaction as no transfer of control has occurred as defined by Topic 606, any monies received will be treated as a financing transaction.
Lessor - When we enter into a new contract, or modify an existing contract, we identify whether that contract has a sales-type, direct financing or operating lease. We do not have, nor expect to have any leases classified as sales-type or direct financing. For our operating lease, the underlying asset remains on the balance sheet and we record periodic depreciation expense and lease revenue.
Impairment of long-lived assets
We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. We first assess recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to be generated from the asset, including eventual disposal. If the undiscounted future net cash flows are less than the carrying value of the asset, then we compare the carrying value of the asset with the discounted future net cash flows, using a relevant weighted-average cost of capital. The impairment loss to be recognized during the period, is the amount by which the carrying value of the asset exceeds the discounted future net cash flows.
Other intangible assets and liabilities
Intangible assets and liabilities were recorded at fair value on the date of emergence from the Previous Chapter 11 less accumulated amortization. The amounts of these assets and liabilities less any estimated residual value are amortized on a straight-line basis over the estimated remaining economic useful life or contractual period. We classify amortization of these intangible assets and liabilities within operating expenses. Our intangible assets include favorable and unfavorable drilling contracts and management services contracts. Refer to Note 19 – "Other assets". Our intangible liabilities include unfavorable drilling contracts and unfavorable leasehold improvements. Refer to Note 24 – "Other liabilities".
Derivative financial instruments and hedging activities
Our derivative financial instruments are measured at fair value and are not designated as a hedging instruments. Changes in fair value are recorded as a gain or loss as a separate line item within "financial items" in the Consolidated Statements of Operations. Refer to Note 33 – "Financial instruments and risk management" and Note 34 - "Fair values of financial instruments".
Trade payables
Trade payables are liabilities to a supplier for a good or service provided to us.
Deferred charges
Loan related costs, including debt issuance, arrangement fees and legal expenses, are capitalized and presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability, amortized over the term of the related loan. The amortization is included in interest expense. On emergence from the Previous Chapter 11, our loan costs were reduced to nil. We recognized a discount on our debt to reduce its carrying value to its fair value. The debt discount was due to be unwound over the remaining terms of the debt facilities. In September 2020 and December 2020, there were events of default that resulted in the expense of the remaining unamortized debt discount of $87 million. Refer to Note 5 – "Fresh Start Accounting" and Note 11 – "Interest expense".
Debt
We have financed a significant proportion of the cost of acquiring our fleet of drilling units through the issue of debt instruments. At the inception of a term debt arrangement, or whenever we make the initial drawdown on a revolving debt arrangement, we incur a liability for the principal to be repaid. On emergence from the Previous Chapter 11, we issued new debt instruments. Refer to Note 5 – "Fresh Start Accounting" and Note 23 – "Debt" for more information on our debt instruments.
Pension benefits
We have several defined benefit pension plans, defined contribution pension plans and other post-employment benefit obligations which provide retirement, death and early termination benefits. We recognize the service cost, as “Vessel and rig operating expenses” or as "Selling, general and administrative expenses" in our Consolidated Statements of Operations depending on the whether or not the related employee's role is directly attributable to rig activities.
Several defined benefit pension plans cover a number of our Norwegian employees that are all administered by a life insurance company. Our net obligation is calculated by estimating the amount of the future benefit that employees have earned in return for their cumulative service. The aggregated projected future benefit obligation is discounted to present value, from which the aggregated fair value of plan assets is deducted. The discount rate is the market yield at the balance sheet date on government bonds in the relevant currency and based on terms consistent with the post-employment benefit obligations.

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
 Refer to Note 31 - "Pension benefits" for more information on the accounting for these pension benefits / pension expense.
Loss contingencies
We recognize a loss contingency in the Consolidated Balance Sheets where we have a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Refer to Note 35 – "Commitments and contingencies".
Treasury shares
Treasury shares are recognized at cost as a component of equity. We record the nominal value of treasury shares purchased as a reduction in share capital. The amount paid in excess of the nominal value is treated as a reduction of additional paid-in capital. On emergence from the Previous Chapter 11, we no longer had any treasury shares.
Share-based compensation
Since emerging from the Previous Chapter 11, we have made several awards under our employee benefit plan (see Note 30 – "Share based compensation"), which have been cancelled in July 2020 for a cash payment. The compensation for our unvested awards at date of cancellation was based on the fair value of the Shares at the cancellation date. The cash compensation paid to settle the award was charged directly to equity. For our cancelled awards any remaining unrecognized compensation cost for unvested awards was recognized immediately on the settlement date.
Before cancellation we expensed the fair value of stock-based compensation issued to employees and non-employees over the period the awards are expected to vest. The expense is classified as compensation cost and recognized ratably over the period during which the individuals are required to provide service in exchange for the reward – the requisite service (vesting) period. No compensation cost is recognized for stock-based compensation for which the individuals do not render the required service. To measure the fair values of granted or modified service-based restricted share units, we use the market price of our shares on the grant date or modification date. To measure the fair values of granted or modified stock options, we use the Black-Scholes-Merton option-pricing model and apply assumptions for the expected life, risk-free interest rate, expected volatility and dividend yield. To measure the fair values of granted or modified performance-based restricted share units subject to market factors, we use a Monte Carlo simulation model and, in addition to the assumptions applied for the Black-Scholes-Merton option-pricing model, we use a risk neutral approach and an average price at the performance start date. The offsetting entry is recorded directly to equity.
Guarantees
Guarantees issued by us, excluding those that are guaranteeing our own performance, are recognized at fair value at the time that the guarantees are issued and reported in "Other current liabilities" and "Other non-current liabilities". If it becomes probable that we will have to perform under a guarantee, we remeasure the liability if the amount of the loss can be reasonably estimated. The recognition of fair value is not required for certain guarantees such as the parent's guarantee of a subsidiary's debt to a third party. Financial guarantees written are assessed for credit losses and any allowance is presented as a liability for off-balance sheet credit exposures where the balance exceeds the collateral provided over the remaining instrument life. The allowance is assessed at the individual guarantee level, calculated by multiplying the balance exposed on default by the probability of default and loss given default over the term of the guarantee.

Note 3 - Recent Accounting Standards
1) Recently adopted accounting standards
We adopted the following accounting standard updates ("ASUs") in the year:

a) ASU 2016-13 - Financial Instruments - Measurement of Credit Losses (Also 2018-19, 2019-04 & 2019-11)
In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendments, including ASU 2018-19, ASU 2019-04 and ASU 2019-11: Codification Improvements to Topic 326 ‘‘Financial Instruments-Credit Losses”. Topic 326 replaces the incurred loss impairment methodology (that recognizes losses when a probable threshold is met) with a requirement to recognize lifetime expected credit losses (measured over the contractual life of the instrument) immediately, based on information about past events, current conditions and forecasts of future economic conditions. Under the current expected credit loss ('CECL') measurement financial assets are reflected at the net amount expected to be collected from the financial asset, CECL measurement is applicable to financial assets measured at amortized cost as well as off-balance sheet credit exposures not accounted for as insurance (including financial guarantees).
Using the modified retrospective method, reporting periods beginning after January 1, 2020 are presented under Topic 326 while comparative periods continue to be reported in accordance with previously applicable GAAP and have not been restated. On adoption of the CECL approach we recognized an initial credit allowance of $143 million through opening retained earnings on January 1, 2020. The allowance for credit losses is presented as a deduction from the asset’s amortized cost (or liability for off-balance sheet exposures) and the net balance shown on the Consolidated Balance Sheet with associated credit loss expense in the Consolidated Statement of Operations.
The ECL allowance related primarily to subordinated loan receivables due from related parties (refer to Note 32 - "Related party transactions"). Our external customers are mostly international or national oil companies with high credit standing. We have historically had a very low incidence of credit losses from these customers. Therefore, adoption of the new guidance has not had a material impact on receivables due from our customers.
b) ASU 2018-13 Fair Value Measurement - Changes to the Disclosure Requirements for Fair Value Measurement
In August 2018, the FASB issued ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this ASU remove some disclosure requirements relating to transfers between Level 1 and Level 2 of the fair value hierarchy and introduce new disclosure requirements for Level 3 measurements. We adopted the disclosure improvements prospectively on January 1, 2020, which mainly relate to additional consolidated financial statements notes disclosure for the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and disclosure of the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements (see Note 34 - "Fair values of financial instruments").
c) ASU 2018-17 Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities
In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. The update is intended to improve general purpose financial reporting by considering indirect interests held through related parties in common control arrangements on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. We are required to adopt the codification improvements retrospectively using a cumulative-effect method to retained earnings of the earliest period presented herein, but the amendment had no impact on historic consolidation assessments or retained earnings.
d) ASU 2020-03 Financial Instruments: Codification Improvements
In March 2020, the FASB issued ASU 2020-03 Financial Instruments (Topic 825) - Codification Improvements. The amendments in this ASU propose seven clarifications to improve the understandability of existing guidance, including that fees between debtor and creditor and third-party costs directly related to exchanges or modifications of debt instruments include line-of-credit or revolving debt arrangements. We adopted the codification improvements that were effective on issuance from January 1, 2020 under the specified transition approach connected with each of the codification improvements. This amendment has not had a material impact on our consolidated financial statements or related disclosures, including retained earnings, as of January 1, 2020.
e) Other accounting standard updates
We additionally adopted the following accounting standard updates in the year which did not have any material impact on our Consolidated Financial Statements and related disclosures:
•ASU 2017-04 Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.
•ASU 2018-14 Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans.
•ASU 2018-15 Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.
•ASU 2019-04 Codification Improvements to Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments.
•ASU 2019-08 Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements—Share-Based Consideration Payable to a Customer.

2) Recently issued accounting standards
Recently issued ASUs by the FASB that we have not yet adopted but which could affect our Consolidated Financial Statements and related disclosures in future periods:
a) ASU 2019-12 Income Taxes (Topic 740): Simplifying the accounting for income taxes
In December 2019, the FASB issued ASU 2019-12. The amendments in this Update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The guidance will be effective from January 1, 2021 on a mainly prospective basis, with early adoption permitted. This amendment will have no material impact on our consolidated financial statements or related disclosures, including retained earnings, as of January 1, 2021.
b) ASU 2020-04 Reference Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting
In March 2020, the FASB issued ASU 2020-04. The amendments provide temporary optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The applicable expedients for us are in relation to modifications of contracts within the scope of Topics 310, Receivables, 470, Debt, and 842, Leases. This optional guidance may be applied prospectively from any date beginning March 12, 2020 and cannot be applied to contract modifications that occur after December 31, 2022. We are in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.
c) Other accounting standard updates issued by the FASB
As of March 19, 2021, the FASB have issued several further updates not included above. We do not currently expect any of these updates to affect our Consolidated Financial Statements and related disclosures either on transition or in future periods.

Note 4 - Previous Chapter 11 proceedings
In this note we have provided an overview of the Previous Chapter 11 Proceedings and related transactions as entered into by the Predecessor Company in 2018. Please refer to Note 38 - "Subsequent events" for details of the Successor Company's filing for Chapter 11.
Overview
Prior to the filing of the Previous Chapter 11 Proceedings (as defined below), we were engaged in extensive discussions with our secured lenders, certain holders of our unsecured bonds and potential new money investors regarding the terms of a comprehensive restructuring. The objectives of the restructuring were to build a bridge to a recovery and achieve a sustainable capital structure. To achieve this, we had proposed an extension to our bank maturities, reduced debt amortization payments, amendments to financial covenants and raising of new capital.
On September 12, 2017, Old Seadrill Limited, certain of its subsidiaries (together "the Company Parties") and certain Ship Finance companies entered into a restructuring support and lock-up agreement ("RSA") with a group of bank lenders, bondholders, certain other stakeholders, and new-money providers. In connection with the RSA, the Company Parties entered into an "Investment Agreement" under which Hemen Investments Limited, an affiliate of Old Seadrill Limited's largest shareholder Hemen Holding Ltd. and certain other commitment parties, committed to provide $1.1 billion in new cash commitments, subject to certain terms and conditions (the "Capital Commitment").
On September 12, 2017, to implement the transactions contemplated by the RSA and Investment Agreement, Old Seadrill Limited and certain of its subsidiaries (the "Debtors") commenced prearranged reorganization proceedings (the "Previous Chapter 11 Proceedings") under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas Victoria Division. During the bankruptcy proceedings, the Debtors continued to operate the business as debtors in possession.
After September 12, 2017, the Debtors negotiated with their various creditors and on February 26, 2018 announced a "Global Settlement", following which the RSA and Investment Agreement were amended. These amendments provided for, amongst other things, the inclusion of certain other creditors as Commitment Parties, an increase of the Capital Commitment to $1.1 billion, increased recoveries for general unsecured creditors and an agreement regarding allowed claims from certain newbuild shipyards.
On February 26, 2018, the Debtors filed a proposed Second Amended Joint Chapter 11 Plan of Reorganization (the "Plan") with the Bankruptcy Court. The Plan was confirmed by the Bankruptcy Court on April 17, 2018. The Plan became effective and the Debtors emerged from the Previous Chapter 11 Proceedings on July 2, 2018 (the "Effective Date").
The Plan extinguished approximately $2.4 billion in unsecured bond obligations, more than $1.0 billion in contingent newbuild obligations, substantial unliquidated guarantee obligations, and approximately $250 million in unsecured interest rate and currency swap claims, while extending near term debt maturities, providing Seadrill with over $1.0 billion in new capital and leaving employee, customer and ordinary trade claims largely unaffected.

Key terms of the Plan of Reorganization
As set out above, the Plan was confirmed by the Bankruptcy Court on April 17, 2018 and became effective when the Debtors emerged from Previous Chapter 11 Proceedings on July 2, 2018. The Plan provided for, among other things, that:
◦There was a corporate reorganization whereby Seadrill Limited became the ultimate parent holding company of Old Seadrill Limited's subsidiaries.
◦The Commitment Parties and subscribers to an equity rights offering subscribed for a total 23,750,000 shares in Seadrill Limited for aggregate consideration of $200 million.
◦The Commitment Parties and subscribers to a notes rights offering purchased a total $880 million principal amount of New Secured Notes and were issued 54,625,000 shares in Seadrill Limited for an aggregate consideration of $880 million.
◦The holders of general unsecured claims were issued 14,250,000 shares in Seadrill Limited.
◦The former holders of Old Seadrill Limited Equity and certain other claimants were issued 1,900,000 shares in Seadrill Limited.
◦Certain Commitment Parties received a fee of 475,000 shares in Seadrill Limited and Hemen received a fee of 5,000,000 shares in Seadrill Limited.
◦An employee incentive plan was implemented (the “Employee Incentive Plan”) which reserved an aggregate of 10% of the Shares, for grants to be made from time to time to Seadrill employees and other parties.
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
The following table summarizes the components included within reorganization items:

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Professional and advisory fees	—	—	(9)	(187)
Gain on liabilities subject to compromise	—	—	—	2,958
Fresh start valuation adjustments	—	—	—	(6,142)
Interest income on surplus cash invested	—	—	—	6
Total reorganization items, net	—	—	(9)	(3,365)
i. Advisory and professional fees
Professional and advisory fees incurred for post-petition Chapter 11 expenses. Professional and advisory expenses have been incurred post-emergence but relate to our Previous Chapter 11 Proceedings.
ii. Gain on liabilities subject to compromise
On emergence from the Previous Chapter 11 Proceedings we settled our liabilities subject to compromise in accordance with the Plan. This includes settlement on our unsecured bonds, Newbuild global settlement claim (see above) and interest rate and cross-currency interest rate swaps. Refer to Note 5 – "Fresh Start Accounting" for further information.
iii. Fresh start valuation adjustments
On emergence from the Previous Chapter 11 Proceedings, our assets and liabilities were recorded at fair value in accordance with ASC 852 related to fresh start reporting. The effects of the application of fresh start accounting were applied as of July 2, 2018. The new basis of our assets and liabilities are reflected in the Consolidated Balance Sheet as of December 31, 2018 (Successor) and the related adjustments were recorded in the Consolidated Statement of Operations in the Predecessor. Refer to Note 5 – "Fresh Start Accounting" for further information.
iv. Interest income on surplus cash invested
Interest income recognized on cash held within entities that had filed for Chapter 11.

Note 5 – Fresh Start Accounting
Fresh Start Accounting
Upon emergence of the Predecessor Company from the Previous Chapter 11 Proceedings, we applied fresh start accounting to our financial statements in accordance with the provision set forth in ASC852 as (i) the holders of existing voting shares of the Company prior to emergence received less than 50% of the voting shares of the Company outstanding following its emergence from bankruptcy and (ii) the reorganization value of the Company’s assets immediately prior to confirmation of the plan of reorganization was less than the post-petition liabilities and allowed claims.
Reorganization Value
Reorganization value represents the fair value of the Successor Company’s total assets and is intended to approximate to the amount a willing buyer would pay for the assets immediately after restructuring. Under fresh start accounting, we are required to allocate the reorganization value to individual assets based on their estimated fair values. The fair values of our assets and liabilities differed materially from the recorded values of our assets and liabilities as reflected in the Predecessor historical Consolidated Balance Sheet.
The Plan presented on February 26, 2018, and confirmed by the Bankruptcy Court on April 17, 2018, estimated a range of distributable value for the Successor Company of between $10.2 billion and $11.8 billion. We derived the reorganization value based on the mid-point of this range of estimated distributable values. This was approximately $11.0 billion. Fair values are inherently subject to significant uncertainties. Accordingly, there can be no assurance that the estimates, assumptions, valuations, and financial projections will be realized, and actual results could vary materially.
Valuation of Drilling Units
Our principal assets comprise our fleet of drilling units. With the assistance of valuation experts, we determined a fair value of these drilling units based primarily on an income approach utilizing a discounted cash flow analysis. We estimated future cash flows for the period ranging from emergence to the end of life for each rig and discounted the future cash flows to present value. The expected cash flows used were derived from earnings forecasts and assumptions regarding growth and margin projections.
A discount rate of 11.4% was estimated based on an after-tax weighted average cost of capital ("WACC") reflecting the rate of return that would be expected by a market participant. The WACC also takes into consideration a company specific risk premium reflecting the risk associated with the overall uncertainty of the financial projection used to estimate future cash flows. We used a replacement cost approach to value capital spares and other property plant, and equipment.
Valuation of Equity Method Investments
The fair value of equity method investments was derived using an income approach, which discounts future free cash flows. The estimated future free cash flows were primarily based on expectations about applicable day rates, drilling unit utilization, operating costs, capital and long-term maintenance expenditures, applicable tax rates and industry conditions. The cash flows were estimated over the remaining useful economic lives of the underlying assets but no longer than 30 years in total, and discounted using an estimated market participant WACC as follows:

Investment	WACC
Seadrill Capricorn Holdings LLC	11.4%
Seadrill Operating LP	12.0%
Seadrill Deepwater Drillship Ltd	12.0%
Seabras Sapura Holding	14.3%
Seabras Sapura Participacoes	13.7%
SeaMex	12.7%
The discounted cash flow model derived an enterprise value of the investments, after which associated net debt was subtracted to provide equity values. The implied valuation of the direct ownership interests in Seadrill Partners based on the discounted cash flows was compared to the market price of Seadrill Partners’ common units. Due to the significant influence we have on Seadrill Partners, there is an implied significant influence premium, which represents the additional value we would place over and above the market price of Seadrill Partners in order to maintain this significant influence. This is similar to an implied control premium. We have evaluated the difference by reviewing the implied control premium as compared to other market transactions within the industry. We concluded that the implied control premium was reasonable in the context of the data considered.
Valuation of debt
We recorded third party and related party debt obligations at a fair value of $7.3 billion which we determined using an income approach. We amortize the difference between the $7.6 billion face amount and the fair value recorded in fresh start accounting over the life of the debt. We estimated the fair value of the debt using Level 2 inputs.
For further information on fresh start accounting, please refer to the Seadrill Limited Annual Report on Form 20-F for the year ended December 31, 2018.

Reconciliation of distributable value to fair value of Successor common stock

The following table reconciles the distributable value to the estimated fair value of Successor common stock as at the Effective Date:

(In $ millions)	July 2, 2018
Distributable value	11,056
Less: non-controlling interest	(154)
Less: fair value of debt	(7,301)
Less: fair value of other non-operating liabilities	(108)
Add: fair value of tax attributes	8
Fair value of Successor common stock issued upon emergence	3,501

Shares issued and outstanding on July 2, 2018	100.0
Per share value	35.01

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

The following table reconciles the distributable value to the estimated reorganization value as at the Effective Date:

(In $ millions)	July 2, 2018
Distributable value	11,056
Add: other working capital liabilities	478
Add: other non-current operating liabilities	57
Add: fair value of tax attributes	8
Add: redeemable non-controlling interest	30
Total reorganization value	11,629

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
(1)Pursuant to the Investment Agreement, on the Effective Date we received cash of $875 million for the issuance of Senior Secured Notes, consisting of $880 million par value notes net of $5 million pre-issuance accrued interest.

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
(g)    Reflects the cancellation of Predecessor Company common stock, contributed surplus, and additional paid in capital to retained earnings.
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

(j)    Reflects the issuance of 23,750,000 common shares at a per share price of $8.42 in connection with the equity commitment, 55 million common shares with estimated fair value of $35.01 per share issued in connection with the debt commitment, 14 million common shares issued to the holders of general unsecured claims at an estimated fair value of $35.01 per share, 2 million common shares issued to former holders of Predecessor equity at an estimated fair value of $35.01 per share, and 5 million common shares issued for structuring fees to the select commitment parties and Hemen at an estimated fair value of $35.01 per share.
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
(aa)     Reflects the increase in fair value of the 24 million common shares issued in connection with the equity commitment from $8.42 to $35.01 per share.
(bb)     Adjustment to record the non-controlling interest in the Ship Finance SPV's and Seadrill Nigeria Operations Limited to fair value.

Note 6 – Current expected credit losses

The CECL model applies to our external trade receivables, related party receivables and other financial assets carried at amortized cost. Our external customers are international oil companies, national oil companies and large independent oil companies. The following table summarizes the movement in the allowance for credit losses for the year ended December 31, 2020.

(In $ millions)	Allowance for credit losses - trade receivables	Allowance for credit losses - other current assets	Allowance for credit losses - related party ST	Allowance for credit losses related party LT	Total Allowance for credit losses
January 1, 2020	—	—	15	128	143
Credit loss expense	—	3	154	9	166
December 31, 2020	—	3	169	137	309
The below table shows the classification of the credit loss expense within the Consolidated Statements of Operations.

(In $ millions)	Year ended December 31, 2020
Management contract expenses	142
Other financial items	24
Total	166
Changes in expected credit loss allowance for external and related party trade receivables and reimbursable amounts due are included in operating expenses, while changes in the allowances for related party loan receivables are included in other financial items. The increase in the allowance for the year ended December 31, 2020 was caused by a decline in credit ratings of our contemporaries, driven by deteriorated market conditions in the period especially following the outbreak of COVID-19, Seadrill Partners going into insolvency and an increase in expected maturities for receivables due from certain related parties. These factors led to a higher probability of default for certain related party receivables. Management applied risk overlay to receivables from Northern Ocean and Seadrill Partners. Refer to Note 32 – "Related party transactions" for details.

Note 7 – Segment information
We use the management approach to identify our operating segments. We identified the Board of Directors as the Group’s chief operating decision maker ("CODM") which regularly reviews internal reports when making decisions about allocation of resources to segments and in assessing their performance. In the second half of 2020, we implemented a new operating unit structure which had an increased focus on asset class. The rationale behind this change was to better benchmark our operational performance against so called ‘pure play’ peers who are product line focused, thereby enhancing transparency, efficiency, cost control and leadership focus by asset class. We have updated our reportable segments in line with this change.
We now have the following three reportable segments:
1.Harsh environment: Includes contract revenues, management contract revenue, reimbursable revenue and associated expenses for harsh environment semi-submersible and jack-up rigs.
2.Floaters: Includes contract revenues, management contract revenue, reimbursable revenue and associated expenses for benign environment semi-submersible rigs and drillships.
3.Jack-ups: Includes contract revenues, management contract revenue, reimbursable revenue and associated expenses for benign environment jack-up rigs.
We previously included revenues and expenses relating to management services in the "other" reportable segment. We have now allocated revenues relating to management contracts and associated expenses to the three operating segments based on the type of rig being managed. This is in line with how segment performance is now assessed by the CODM based on both owned and managed rigs results.
Segment results are evaluated on the basis of operating income and the information presented below is based on information used for internal management reporting. The change in reportable segments has been reflected retrospectively. Corresponding items of segment information for earlier periods have been recast. The remaining incidental revenues and expenses not included in the reportable segments are included in the "other" reportable segment.
The below section splits out total operating revenue, depreciation, amortization of intangibles, operating net loss, drilling units and capital expenditures by segment:

Total operating revenue

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Harsh environment	526	510	150	103
Floaters	358	625	273	476
Jack-up rigs	157	229	107	128
Other	18	24	11	5
Total	1,059	1,388	541	712

Depreciation

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Harsh environment	93	125	78	134
Floaters	176	224	120	179
Jack-up rigs	48	48	23	58
Other	29	29	15	20
Total	346	426	236	391

Amortization of intangibles

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Harsh environment	1	—	(13)	—
Floaters	—	105	50	—
Jack-ups	—	29	21	—
Total	1	134	58	—

Impairment of drilling units and intangible assets

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Harsh environment	419	—	—	414
Floaters	3,555	—	—	—
Jack-ups	86	—	—	—
Other	48	—	—	—
Total	4,108	—	—	414

Operating net loss

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Harsh environment	(396)	(69)	(59)	(562)
Floaters	(3,781)	(201)	(112)	42
Jack-ups	(87)	(2)	—	(73)
Other	(218)	(23)	(4)	(20)
Operating loss	(4,482)	(295)	(175)	(613)
Unallocated items:
Total financial items and other	(176)	(966)	(422)	(3,242)
Loss before income taxes	(4,658)	(1,261)	(597)	(3,855)

Drilling assets - Total assets

(In $ millions)	December 31, 2020	December 31, 2019
Harsh environment rigs	1,032	1,537
Floaters	528	4,184
Jack-up Rigs	560	680
Total Drilling Units	2,120	6,401

Unallocated items:
Investments in Associated companies	248	389
Marketable securities	8	11
Cash and restricted cash	723	1,357
Other assets	862	1,121
Total assets	3,961	9,279

Drilling units - Capital expenditures (1)(2)

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Harsh environment	26	34	7	41
Floaters	110	111	72	69
Jack-ups	12	17	19	6
Total	148	162	98	116
(1)The successor periods include additions to equipment
(2)Capital expenditure includes long term maintenance projects.

Geographic segment data
Revenues are attributed to geographical segments based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following presents our revenues and fixed assets by geographic area:
Revenues

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Norway	480	469	117	82
United States	107	74	34	30
Saudi Arabia	98	130	78	79
Angola	89	215	29	100
Brazil	51	137	91	188
Nigeria	—	198	108	105
Others (1)	234	165	84	128
Total Revenue	1,059	1,388	541	712
(1)Other countries represent countries in which we operate that individually had revenues representing less than 10% of total revenues earned for any of the periods presented.
Fixed assets – drilling units (1)

Drilling unit fixed assets by geographic area are as follows:

(In $ millions)	December 31, 2020	December 31, 2019
Norway	1,044	1,818
Saudi Arabia	234	244
Malaysia	185	805
Qatar	151	54
USA	87	644
Brazil	79	332
Spain	49	615
Others (2)	291	1,889
Total	2,120	6,401
(1)Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.
(2)Other countries represent countries in which we operate that individually had fixed assets representing less than 10% of total fixed assets for any of the periods presented.

Major customers
In the years ended December 31, 2020, the year ended December 31, 2019, the period from July 2, 2018 through December 31, 2018 (Successor), and the period from January 1, 2018 through July 1, 2018 (Predecessor), we had the following customers with total revenues greater than 10% in any of the years presented:

		Successor			Predecessor
	Segment	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
ConocoPhillips	Harsh Environment	16%	11%	13%	8%
Equinor	Harsh Environment	12%	16%	7%	5%
Northern Ocean	Harsh Environment	12%	12%	—%	—%
Saudi Aramco	Jack-Ups	9%	10%	14%	11%
LLOG	Floaters	7%	4%	6%	4%
Petrobras	Floaters	5%	7%	10%	23%
Total	Floaters	4%	18%	24%	19%
ExxonMobil	Floaters	—	—%	—%	10%
Other		35%	22%	26%	20%
Total		100%	100%	100%	100%

Note 8 - Revenue from contracts with customers
The following table provides information about receivables, contract assets and contract liabilities from our contracts with customers:

(In $ millions)	December 31, 2020	December 31, 2019
Accounts receivable, net	125	173
Current contract liabilities (deferred revenues) (1)	(18)	(20)
Non-current contract liabilities (deferred revenues) (1)	(13)	(9)
(1)Current contract assets and liabilities balances are included in “Other current assets” and “Other current liabilities,” respectively in our Consolidated Balance Sheets as of December 31, 2020.

Significant changes in the contract assets and the contract liabilities balances during the year ended December 31, 2019 are as follows:

(In $ millions)	Contract Assets	Contract Liabilities	Net Contract Balances
Net contract liability at January 1, 2019	1	(21)	(20)
Amortization of revenue that was included in the beginning contract liability balance	—	14	14
Cash received, excluding amounts recognized as revenue	—	(22)	(22)
Cash received against the beginning contract asset balance	(1)	—	(1)
Net contract liability at December 31, 2019	—	(29)	(29)

Significant changes in the contract assets and the contract liabilities balances during the year ended December 31, 2020 are as follows:

(In $ millions)	Contract Assets	Contract Liabilities	Net Contract Balances
Net contract liability at January 1, 2020	—	(29)	(29)
Amortization of revenue that was included in the beginning contract liability balance	—	23	23
Cash received, excluding amounts recognized as revenue	—	(25)	(25)
Net contract liability at December 31, 2020	—	(31)	(31)

Deferred revenue - The deferred revenue balance of $18 million reported in "Other current liabilities" at December 31, 2020 is expected to be realized within the next twelve months and $13 million reported in "Other non-current liabilities" is expected to be realized within the following next twelve months. The deferred revenue consists primarily of mobilization and upgrade revenue for both wholly and partially unsatisfied performance obligations as well as expected variable mobilization and upgrade revenue for partially unsatisfied performance obligations, which has been estimated for purposes of allocating across the entire corresponding performance obligations.

Note 9 – Other revenues
Other revenues consist of the following:

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Leasing revenues	19	1	—	—
Amortization of unfavorable contracts	—	—	—	21
Early termination fees	11	11	—	13
Total other revenues	30	12	—	34
Leasing revenues
Revenue earned on the charter of the West Castor, West Telesto and West Tucana to Gulfdrill.
Amortization of unfavorable contracts
We recognize an intangible asset or liability if we acquire a drilling contract in a business combination and the contract had a dayrate that was above or below market rates at the time of the business combination. For the periods before emergence from the Previous Chapter 11 Proceedings and the application of fresh start accounting, we classified the amortization of these intangible assets or liabilities within other revenues. For the periods after emergence from the Previous Chapter 11 Proceedings and the application of fresh start accounting, we have applied a new accounting policy, which is to classify amortization of these intangible assets and liabilities within operating expenses. The unfavorable contract values in the Predecessor periods arose from our acquisition of Sevan Drilling Limited.
Early termination fees
The termination fee revenue in the year ended December 31, 2020 relates to the West Gemini, the year ended December 31, 2019 relates to the fees recognized for the West Jupiter and West Castor, and the period from January 1, 2018 through July 1, 2018 relates to the fees recognized for the West Pegasus.

Note 10 – Other operating items
Other operating items consist of the following:

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Impairment of long lived assets (i)	(4,087)	—	—	(414)
Impairment of intangibles (ii)	(21)	—	—	—
Gain on disposals (iii)	15	—	—	—
Other operating income (iv)	9	39	21	7
Total other operating items	(4,084)	39	21	(407)
i. Impairment of long lived assets
In the period from January 1, 2018 through July 1, 2018 (Predecessor), we determined that the continuing downturn in the offshore drilling market was an indicator of impairment on certain assets. Following an assessment of recoverability, we recorded an impairment charge of $414 million against three of our older rigs.

In the year ended 2020, we determined the global impact of the COVID-19 pandemic, and continued down cycle in the offshore drilling industry, were indicators of impairment on certain assets. Following assessments of recoverability in March 2020 and December 2020, we recorded total impairment charges of $4,087 million. Refer to Note 12 – "Impairment loss on drilling rigs" for further details.
ii. Impairment of intangibles
On December 1, 2020, Seadrill Partners announced it had filed a voluntary petition under Chapter 11. Under Chapter 11 we are required to continue to provide the management services only at market rate. We concluded that we no longer have a favorable contract and the intangible asset relating to Seadrill Partners has been fully impaired.
iii. Gain on disposals
On September 3, 2020, the harsh environment jack-up rig, West Epsilon, was sold for $12 million. Following impairments recognized at the start of the year, the rig had zero book value. The full consideration was recognized as a gain. The sale proceeds were paid directly from the purchaser to the holders of the $2,000 million facility who held this rig as collateral. Refer to Note 37 - "Supplementary cash flow information" for further details.
On August 31, 2020 Seadrill executed a sale of purchase agreement with GDI for the sale of spare parts on the West Telesto. The sale generated a gain of $3 million.
iv. Other operating income
Other operating income consist of the following:

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Loss of hire insurance settlement (a)	9	10	—	—
Receipt of overdue receivable (b)	—	26	21	—
Contingent consideration (c)	—	—	—	7
Settlement with shipyard	—	3	—	—
Total other operating income	9	39	21	7
a) Loss of hire insurance settlement
Settlement of a claim on our loss of hire insurance policy following an incident on the Sevan Louisiana.
b) Receipt of overdue receivables
Receipt of overdue receivables which had not been recognized as an asset as part of fresh start accounting.
c) Contingent consideration
Amounts recognized for contingent consideration from the sales of the West Vela and West Polaris to Seadrill Partners in 2014 and 2015. On emergence from the Previous Chapter 11 Proceedings we recognized receivables equal to the fair value of expected future cash flows under these arrangements and have therefore not recognized further income in the 2018 Successor period and year ended 2019.

Note 11 – Interest expense

Interest expense consists of the following:

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Cash and payment-in-kind interest on debt facilities (a)	(338)	(440)	(237)	(37)
Unwind of discount debt (b)	(44)	(47)	(24)	—
Write off of discount on debt (c)	(87)	—	—	—
Other	—	—	—	(1)
Interest expense	(469)	(487)	(261)	(38)
(a) Cash and payment-in-kind interest on debt facilities
We incur cash and payment-in-kind interest on our debt facilities. This is summarized in the table below.

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Senior credit facilities and unsecured bonds	(239)	(327)	(162)	(116)
Less: adequate protection payments	—	—	—	104
Senior Secured Notes	(60)	(66)	(50)	—
Debt of consolidated variable interest entities	(39)	(47)	(25)	(25)
Cash and payment-in-kind interest	(338)	(440)	(237)	(37)
We are charged interest on our senior credit facilities at LIBOR plus a margin. For periods after July 2, 2018, this margin increased by one percentage point following the emergence from the Previous Chapter 11 Proceedings.
During the period we were in the Previous Chapter 11 Proceedings (September 12, 2017 to July 1, 2018), we recorded contractual interest payments against debt held as subject to compromise ("adequate protection payments") as a reduction to debt in the Consolidated Balance Sheet and not as an expense to the Consolidated Statement of Operations. We then expensed the adequate protection payments on emergence from the Previous Chapter 11 Proceedings.
On emergence from the Previous Chapter 11 Proceedings we issued $880 million of Senior Secured Notes. We incur 4% cash interest and 8% payment-in-kind interest on these notes. On November 14, 2018 and April 10, 2019 there were two redemptions. After the two redemptions there was a remaining $476 million principal outstanding on the notes, which includes $18 million of accrued payment-in-kind interest on our Senior Secured Notes which was compounded on July 15, 2019 and additional notes were issued. During 2020, a further $39 million of accrued payment-in-kind interest on our senior secured notes was compounded and additional notes were issued leaving $515 million principal outstanding on the notes as at December 31, 2020.
In the fourth quarter of 2020 we deconsolidated the Ship Finance SPV's as we are no longer primary beneficiary of the variable interest entities. As a result, we no longer consolidate the external debt facilities or the interest expense on these facilities. Please refer to Note 36 - "Variable Interest Entities" for further information.
(b) Unwind of discount on debt
On emergence from the Previous Chapter 11 Proceedings and application of fresh start accounting, we recorded a discount against our debt to reduce its carrying value to its fair value. The debt discount was due to be unwound over the remaining terms of the debt facilities.

(c) Write off of discount on debt
In September 2020 and December 2020, there were non-payments of interest on our secured credit facilities that constituted an event of cross-default. The event of default resulted in the expense of unamortized debt discount of $87 million.

Note 12 – Loss on impairment of long-lived assets

We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. In 2020 we concluded that impairment triggering events have occurred for our drilling unit fleet.

On assessment of asset recoverability through an estimated undiscounted future net cash flow we calculated the value to be lower than the carrying value for 15 rigs. This resulted in a full impairment of all long-term cold stacked units and significant impairment of all benign environment floaters. In addition, based on the terms of the proposed settlement agreement with Northern Ocean we determined that any amounts from the use of owned equipment made available to the West Mira would no longer be recoverable. In total, this resulted in impairment expenses of $4.1 billion during 2020 which were classified within "loss on impairment of long-lived assets" on our Consolidated Statement of Operations for the year ended December 31, 2020.

For fair value considerations refer to Note 21 –"Drilling units".

Note 13 – Loss on impairment of investments in associated companies
We have recognized the following impairment of our investments in associated companies in the Consolidated Statements of Operations within "Loss on impairment of investments".

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Impairments of Investment in associated companies and joint ventures
Seadrill Partners - Direct ownership investments	47	248	—	—
Seadrill Partners - Seadrill member interest and IDRs	—	54	—	—
Total impairment of investments in associated companies and joint ventures	47	302	—	—

On December 1, 2020 Seadrill Partners had entered into restructuring proceedings, as a result we concluded that we no longer had significant influence over its financial and operating decisions as decisions now need court approval or are determined by the courts. Our investment in Seadrill Partners was therefore derecognized as an investment in associate and recognized as an available-for-sale security at the closing carrying value of the equity investment in associate, being nil.

For further information on investment in associated companies refer to Note 20 – "Investment in associated companies".

Note 14 – Taxation

Income taxes consist of the following:

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Current tax expense/(benefit):
Bermuda	—	—	—	—
Foreign	12	22	30	34
Deferred tax expense/(benefit):
Bermuda	—	—	—	—
Foreign	(7)	(61)	(22)	(4)
Total tax expense/(benefit)	5	(39)	8	30
Effective tax rate	(0.1)%	3.1%	(1.3)%	(0.8)%

The effective tax rate for the year ended December 31, 2020 (Successor), the year ended December 31, 2019 (Successor), the period from July 2, 2018 through December 31, 2018 (Successor) and the period from January 1, 2018 through July 1, 2018 (Predecessor) was (0.1)%, 3.1% (1.3)% and (0.8)% respectively.

We are incorporated in Bermuda, where a tax exemption has been granted until 2035. Other jurisdictions in which we and our subsidiaries operate are taxable based on rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, we may pay tax within some jurisdictions even though we might have losses in others.

Due to the CARES Act in the US, we recognized a tax benefit of $5 million which included the release of valuation allowances previously recorded and carrying back net operating losses to previous years.

The income taxes for the year ended December 31, 2020 (Successor), the year ended December 31, 2019 (Successor), the period from July 2, 2018 through December 31, 2018 (Successor), and the period from January 1, 2018 through July 1, 2018 (Predecessor) differed from the amount computed by applying the Bermuda statutory income tax rate of 0% as follows:

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Effect of change on unrecognized tax benefits	(1)	(6)	49	12
Effect of unremitted earnings of subsidiaries	(2)	(17)	(10)	—
Effect of taxable income in various countries	8	(16)	(31)	18
Total tax expense/(benefit)	5	(39)	8	30

Deferred income taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets/(liabilities) consist of the following:

Deferred tax assets:

(In $ millions)	December 31, 2020	December 31, 2019
Pensions and stock options	1	2
Provisions	31	30
Net operating losses carried forward	251	259
Intangibles	4	—
Other	3	—
Gross deferred tax assets	290	291
Valuation allowance	(219)	(255)
Deferred tax assets, net of valuation allowance	71	36

Deferred tax liabilities:

(In $ millions)	December 31, 2020	December 31, 2019
Property, plant and equipment	30	30
Unremitted Earnings of Subsidiaries	8	10
Deferred gain	34	—
Intangibles	—	4
Gross deferred tax liabilities	72	44
Net deferred tax liability	(1)	(8)

As at December 31, 2020, deferred tax assets related to net operating loss (“NOL”) carry forwards was $251 million (December 31, 2019: $259 million), which can be used to offset future taxable income. NOL carry forwards which were generated in various jurisdictions, include $241 million (December 31, 2019: $249 million) that will not expire and $10 million (December 31, 2019: $10 million) that will expire between 2021 and 2040 if not utilized.

As at December 31, 2020, deferred tax liability related to intangibles from the application of fresh start accounting was nil (December 31, 2019: $4 million).

We establish a valuation allowance for deferred tax assets when it is more likely than not that the benefit from the deferred tax asset will not be realized. The amount of deferred tax assets considered realizable could increase or decrease in the near-term if our estimates of future taxable income change. Our valuation allowance consists of $251 million on NOL carry forwards as at December 31, 2020 (December 31, 2019: $259 million).

Uncertain tax positions

As at December 31, 2020 (Successor), we had a total amount of unrecognized tax benefits of $82 million excluding interest and penalties of which $61 million was included in other non-current liabilities, and $21 million was presented as a reduction of deferred tax assets. The changes to our balance related to unrecognized tax benefits were as follows:

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Balance at the beginning of the period	89	132	61	55
Increases as a result of positions taken in prior periods	1	8	69	7
Increases as a result of positions taken during the current period	—	29	18	1
Decreases as a result of positions taken in prior periods	(4)	(34)	(9)	(2)
Decreases due to settlements	(1)	(46)	(7)	—
Decreases as a result of a lapse of the applicable statute of limitations	(3)	—	—	—
Balance at the end of the period	82	89	132	61

Accrued interest and penalties totaled $18 million at both December 31, 2020 (Successor) and December 31, 2019 (Successor) and were included in "Other liabilities" on our Consolidated Balance Sheets. We recognized expenses/(benefits) of ($1 million), ($7 million), $11 million and $3 million during the year ended December 31, 2020 (Successor), the year ended December 31, 2019 (Successor), the period from July 2, 2018 through December 31, 2018 (Successor) and the period from January 1, 2018 through July 1, 2018 (Predecessor), respectively, related to interest and penalties for unrecognized tax benefits on the income tax expense line in the accompanying Consolidated Statement of Operations.
As of December 31, 2020 (Successor), $79 million of our unrecognized tax benefits, including penalties and interest, would have a favorable impact to the Company’s effective tax rate if recognized.
Tax returns and open years
We are subject to taxation in various jurisdictions. Tax authorities in certain jurisdictions examine our tax returns and some have issued assessments. We are defending our tax positions in those jurisdictions.
The Brazilian tax authorities have issued a series of assessments with respect to our returns for certain years up to 2012 for an aggregate amount equivalent to $161 million including interest and penalties. The relevant group companies are robustly contesting these assessments including filing relevant appeals. An adverse outcome on these proposed assessments could result in a material adverse impact on our Consolidated Balance Sheets, Statements of Operations or Cash Flows. During the year ended December 31, 2020, the Company posted approximately $65 million collateral with a financial institution in order to continue the appeal against certain tax years. The collateral is included in "Restricted Cash" on our Consolidated Balance Sheets.
The Nigerian tax authorities have issued a series of claims and assessments both directly and lodged through the Previous Chapter 11 Proceedings, with respect to returns for subsidiaries for certain years up to 2016 for an aggregate amount equivalent to $171 million. The relevant group companies are robustly contesting these assessments including filing relevant appeals in Nigeria and it is also intended that one or more formal objections against these claims for distribution purposes will be filed in the U.S. court. An adverse outcome on these proposed assessments could result in a material adverse impact on our Consolidated Balance Sheets, Statements of Operations or Cash Flows.

The following table summarizes the earliest tax years that remain subject to examination by other major taxable jurisdictions in which we operate.

Jurisdiction	Earliest Open Year
Angola	2015
Nigeria	2014
United States	2016
Norway	2016
Brazil	2008

Note 15 – Loss per share
The computation of basic loss per share (“LPS”) is based on the weighted average number of shares outstanding during the period. Diluted LPS includes the effect of the assumed conversion of potentially dilutive instruments.
The components of the numerator for the calculation of basic and diluted LPS are as follows:

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Net loss attributable to the parent	(4,659)	(1,219)	(602)	(3,881)
Less: Allocation to participating securities	—	—	—	—
Net loss available to stockholders	(4,659)	(1,219)	(602)	(3,881)
Effect of dilution	—	—	—	—
Diluted net loss available to stockholders	(4,659)	(1,219)	(602)	(3,881)
The components of the denominator for the calculation of basic and diluted LPS are as follows:

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Basic loss per share:
Weighted average number of common shares outstanding	100	100	100	504
Diluted loss per share:
Effect of dilution	—	—	—	—
Weighted average number of common shares outstanding adjusted for the effects of dilution	100	100	100	504
The basic and diluted loss per share are as follows:

	Successor			Predecessor
(In $)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Basic loss per share	(46.43)	(12.18)	(6.02)	(7.71)
Diluted loss per share	(46.43)	(12.18)	(6.02)	(7.71)
ASC 260 ‘Earnings per Share’ requires the presentation of diluted earnings per share where a company could be called upon to issue shares that would decrease net earnings per share. As the Company reported net losses for the year ended December 31, 2020, the effect of including potentially dilutive instruments in the calculation would result in a reduction in loss per share, which is anti-dilutive. Under these circumstances, these instruments are not included in the calculation due to their anti-dilutive effect and as a result the basic and diluted loss per share are equal.

Note 16 – Restricted cash

Restricted cash consists of the following:

(In $ millions)	December 31, 2020	December 31, 2019
Accounts pledged as collateral for Senior Secured Notes (1)	30	24
Accounts pledged as collateral for performance bonds and similar guarantees (2)	48	104
Demand deposit pledged as collateral for tax related guarantee (3)	65	83
Accounts pledged as collateral for leases(4)	22	—
Other	32	31
Total restricted cash	197	242

(1)In 2019 and 2020, Seabras Sapura repaid $24 million and $6 million respectively of related party and shareholder loans, with the cash proceeds held in escrow against a future redemption of Senior Secured Notes.
(2)On February 24, 2020 we agreed with Danske Bank to reduce our guarantee facility from $90 million to $45 million. As a result, the cash collateral required to be held was reduced.
(3)We placed a total of 330 million Brazilian Reais of collateral with BTG Pactual under a letter of credit agreement. This related to long-running tax disputes which are currently being litigated through the Brazilian courts. This is held as non-current within the Consolidated Balance Sheet.
(4)Certain accounts are pledged to the Ship Finance SPV's for lease arrangements for the West Taurus, West Linus and West Hercules. Following an event of default in the fourth quarter of 2020, a block was placed on these accounts. As such these accounts were reclassified as restricted.

Restricted cash is presented in our Consolidated Balance Sheets as follows:

(In $ millions)	December 31, 2020	December 31, 2019
Current restricted cash	132	135
Non-current restricted cash	65	107
Total restricted cash	197	242

Note 17 – Marketable securities
We hold investments in certain marketable securities which we account for at fair value through profit and loss. We use quoted market prices to determine the fair value of our marketable securities and categorize them as level 1 on the fair value hierarchy.
The below table shows the carrying value of our investments in marketable securities for periods presented in this report.

(In $ millions)	December 31, 2020	December 31, 2019
Seadrill Partners- Common units	—	2
Archer	8	9
Total marketable securities	8	11
Note that our investments in Seadrill Partners subordinated units, direct interests in subsidiaries of Seadrill Partners and Seadrill Partners member interests and IDRs have been reclassified from Investments in Associated Companies at the year end as a result of a loss of significant influence triggered by Seadrill Partners voluntarily filing for Chapter 11 protection on December 1, 2020. At the time of reclassification the investments were carried at a nil value. Refer to Note 20 - "Investments in associated companies" for further information.
The below table shows the gain and losses recognized through net income for the periods presented in this report.

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Seadrill Partners - Common Units - unrealized loss on marketable securities	(2)	(43)	(45)	(5)
Archer - unrealized (loss)/gain on marketable securities	(1)	(3)	(19)	2
Total unrealized loss on marketable securities	(3)	(46)	(64)	(3)
There was no gain or loss on the Seadrill Partners ownership interests reclassified from Investment in Associated Companies as these investments have a nil fair value.
Note 18 – Accounts receivable
Accounts receivable are held at their nominal amount less an allowance for expected credit losses.
The adoption of ASC 326 on January 1, 2020 did not have a material impact on our third-party accounts receivable balances either on transition or at the year end. In calculating the expected credit losses we assumed that the accounts receivable are performing, mature within three months, and have a Baa3 credit rating. Refer to Note 6 - "Current expected credit losses" for further information.

Note 19 – Other assets
As at December 31, 2020 and 2019 (Successor), other assets included the following:

(In $ millions)	December 31, 2020	December 31, 2019
Favorable drilling and management services contracts	10	33
Taxes receivable	32	38
Prepaid expenses (1)	67	33
Right of use asset (2)	57	35
Reimbursable amounts due from customers (3)	11	21
Deferred contract costs	14	12
Derivative asset - interest rate cap (4)	—	3
Insurance receivable	4	14
Other (5)	37	28
Total other assets	232	217
(1) As at December 31, 2020 includes legal and advisory fees relating to the Chapter 11 process.
(2) Refer to Note 25 - "Leases" for further information.
(3) Includes related party balances of $5 million from Northern Ocean. For further information refer to Note 32 - "Related party transactions".
(4) Refer to Note 33 - "Financial instruments and risk management".
(5) As at December 31, 2020 includes $17 million D&O insurance relating to tail back claims in the Chapter 11 process.
Other assets are presented in our Consolidated Balance Sheets as follows:

(In $ millions)	December 31, 2020	December 31, 2019
Other current assets	186	158
Other non-current assets	46	59
Total other assets	232	217

Favorable drilling contracts and management services contracts
The gross carrying amounts and accumulated amortization included in 'Other current assets' and 'Other non-current assets' for favorable contracts in the Consolidated Balance Sheet are as follows:

	December 31, 2020			December 31, 2019
(In $ millions)	Gross Carrying Amount	Accumulated amortization	Net carrying amount	Gross Carrying Amount	Accumulated amortization	Net carrying amount
Favorable contracts
Balance at beginning of period	287	(254)	33	287	(101)	186
Impairment of favorable contracts(1)	(21)	—	(21)	—	—	—
Amortization of favorable contracts	—	(2)	(2)	—	(153)	(153)
Balance at end of period	266	(256)	10	287	(254)	33
(1) On December 1, 2020, Seadrill Partners announced it had filed a voluntary petition under Chapter 11. This triggered an impairment of the full favorable contract balance with Seadrill Partners. Refer to Note 10 - "Other operating items".
The amortization is recognized in the Consolidated Statements of Operations under "Amortization of intangibles". The weighted average remaining amortization period for the favorable contracts is 19 years, 5 months.
The table below shows the amounts relating to favorable contracts that is expected to be amortized over the following periods:

(In $ millions)	Period ended December 31,
	2021	2022	2023	2024	2025 and thereafter	Total
Amortization of favorable contracts	1	1	1	1	6	10

Note 20 – Investment in associated companies
We have the following investments in associated companies:

Ownership percentage	Joint venture partner	December 31, 2020	December 31, 2019
Seadrill Partners and Seadrill Partner subsidiaries ("SDLP investments") (a) (b)	(a)	(a)	(a)
Seabras Sapura (b)	Sapura Energy	50.0%	50.0%
SeaMex Ltd. ("SeaMex") (b)	Fintech	50.0%	50.0%
Sonadrill (b)	Sonangol E.P.	50.0%	50.0%
Gulfdrill (b)	Gulf Drilling International	50.0%	50.0%
(a)    Refer to the Seadrill Partners subsidiaries paragraph below for additional information. For transactions with related parties refer to Note 32 - "Related party transactions".
(b)    We own 50% equity interests in the above entities. The remaining 50% equity interest is owned by the above joint venture partners. We account for our 50% investments in the joint ventures under the equity method. For transactions with related parties refer to Note 32 - "Related party transactions".
Seadrill Partners
Seadrill Partners is an international offshore drilling contractor formed in 2012. It has a fleet of 11 drilling units. This comprises four drillships, four semi-submersible rigs and three tender rigs. All the rigs were acquired from Seadrill between 2012 to 2015. Seadrill was responsible for managing, marketing and operating the rigs and charges Seadrill Partners a management fee for these services.

Seadrill Partners has issued three categories of equity instruments: two classes of stock (“common units” and “subordinated units”) and incentive distribution rights (“IDRs”). The holders of these equity instruments have varying rights to receive distributions from Seadrill Partners. The common units and subordinated units have equal rights to distributed profits, subject to the common units being entitled to a minimum quarterly distribution before the subordinated units may receive a dividend. The holders of the IDRs do not receive a share of the

Seadrill Partners distributions until a target distribution level has been achieved. The IDRs receive an increasing share of the distribution once this has been met.

We have several investments in Seadrill Partners. These include (i) 100% of the subordinated units (1.6 million units) representing 18% of the limited partner interests in Seadrill Partners; (ii) 35% of the common units (2.5 million out of 7.5 million total units) and (iii) 100% of the incentive distribution rights. In addition, we have investments in the common stock of 4 operating subsidiaries controlled by Seadrill Partners: (i) 42% interest in Seadrill Operating LLP which wholly owns 4 rigs and has a 56% interest in 1 rig; (ii) 49% interest in Seadrill Capricorn LLC which wholly owns 4 rigs and (iii) 39% interest in Seadrill Deepwater Drillship Ltd and 49% interest in Seadrill Mobile Units (Nigeria) Ltd which, together, own a 44% interest in 1 rig.

Seadrill Partners common units do not meet the definition of common stock under US GAAP as they are not the lowest class of stock because they have an additional right to dividends compared to the subordinated units. The IDRs do not meet the definition of stock. Therefore, neither category of investment is accounted for under the equity method.
(a) Subordinated units - Our holdings of subordinated units of Seadrill Partners are accounted for under the equity method on the basis that the subordinated units were considered to be ‘in-substance common stock’. The subordination period will end on the satisfaction of various tests as prescribed in the Operating Agreement of Seadrill Partners. Upon the expiration of the subordination period, the subordinated units will convert into Common Units. Our holding in the subordinated units represents 18% of the limited partner interests in Seadrill Partners.
(b) Direct ownership interests - All of our direct ownership interests in subsidiaries of Seadrill Partners are accounted for under the equity method.
(c) Member interests and IDR's - Seadrill applies the cost method to account for its investment in Seadrill Partners common units and Incentive Distribution Rights (“IDR’s”) on the basis that they do not represent common stock interests and their fair value is not readily determinable. The investments are held at cost less impairment.
On December 1, 2020, Seadrill Partners announced it had filed a voluntary petition under Chapter 11. Seadrill Partners assets and business operations are, therefore, under the supervision of the court and for the benefit of creditors. As a result Seadrill no longer has significant influence from this point. On emergence from Chapter 11, we expect our equity interest to be diluted to an extent our shareholding is minimal and significantly reduce our Board representation. From the date of losing significant influence the above investments were classified as market marketable securities on the Consolidated Balance Sheet, consistent with the investment held in the common units of Seadrill Partners. Refer to Note 17 - "Marketable securities" for further information. This reclassification has not resulted in a gain or loss in the Consolidated Statement of Operations as these investments have previously been impaired down to nil and the investments have nil fair value as the date we lost significant influence and at December 31, 2020 based on the year end share price of Seadrill Partners and the financial difficulty of the investees.
The 'Summary of Consolidated Statements of Operations' has not been included for Seadrill Partners for the period ending December 1, 2020 in the information below. Seadrill Partners on the date of issuance of these consolidated financial statements have yet to issue consolidated statements for the year ending December 31, 2020 that comply with U.S. GAAP and would be impractical to obtain the results for the year ended December 31, 2020. Furthermore, our associated investment was substantially written down through impairment in the year ending December 31, 2019 and was fully impaired to nil carrying value in the first quarter of 2020 and thus our share in results of Seadrill Partners did not incorporate results for the period from April 1, 2020 to December 1, 2020.
SeaMex
SeaMex is a joint venture that owns and operates five jack-up drilling units located in Mexico under contract with Pemex. As of February 28, 2021, we have a 50% ownership stake in SeaMex. The remaining 50% interest is owned by an investment fund controlled by Fintech Investment Limited, ("Fintech").
Seabras Sapura
Seabras Sapura is a group of related companies that own and operate six pipe-laying service vessels in Brazil. As of February 28, 2021, we have a 50% ownership stake in each of these companies. The remaining 50% interest is owned by Sapura Energy Berhad ("Sapura Energy").
Gulfdrill
Gulfdrill is a joint venture that manages and operates five premium jack-ups in Qatar with Qatargas. As of February 28, 2021, we have a 50% ownership stake in Gulfdrill. The remaining 50% interest is owned by Gulf Drilling International ("GDI"). We lease three of our jack-up rigs to the joint venture, with the additional two units being leased from a third party shipyard.
Sonadrill
Sonadrill is a joint venture that will operate four drillships focusing on opportunities in Angolan waters. As of February 28, 2021, we have a 50% ownership stake in Sonadrill. The remaining 50% interest is owned by Sonangol EP ("Sonangol"). Both Seadrill and Sonangol will bareboat two units into the joint venture. On October 1, 2019, the first bareboat and management agreements for the Sonangol drilling unit, Libongos, became effective. The rig commenced its first drilling contract on October 10, 2019.
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
Share in results from associated companies
Our share in results of our associated companies (net of tax) were as follows:

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Seadrill Partners - Direct ownership interests	(75)	(107)	(82)	77
Seadrill Partners - Subordinated units	—	(17)	(20)	22
Seabras Sapura	20	29	24	46
SeaMex	(22)	(19)	(12)	4
Sonadrill	(2)	(1)	—	—
Gulfdrill	2	—	—	—
Total share in results from associated companies (net of tax)	(77)	(115)	(90)	149

Summary of Consolidated Statements of Operations for our equity method investees
The results of the Direct ownership interests in Seadrill Partners and its subsidiaries and our share in those results (net of tax) were as follows:

Seadrill Partners	Successor		Predecessor
(In $ millions)	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Operating revenues (1)	750	426	612
Net operating (loss)/income (1)	51	100	257
Net (loss)/income (1)	(187)	(127)	201

Net (loss)/income allocated to subsidiaries of Seadrill Partners (1)	(92)	(59)	77
Losses not recognized	—	—	—
Amortization of basis differences	(15)	(23)	—
Share in results of Seadrill Partners (net of tax)	(107)	(82)	77
Net (loss)/income allocated to SDLP subordinated units	(17)	(15)	22
Amortization of basis differences	—	(5)	—
Share in results of the subordinated units of Seadrill Partners (net of tax)	(17)	(20)	22
(1) The 'Summary of Consolidated Statements of Operations' has not been included for Seadrill Partners for the period ending December 1, 2020. Seadrill Partners on the date of issuance of these consolidated financial statements have yet to issue consolidated statements for the year ending December 31, 2020 that comply with U.S. GAAP and would be impractical to obtain the results for the year ended December 31, 2020. Furthermore, our associated investment was substantially written down through impairment in the year ending December 31, 2019 and was fully impaired to nil carrying value in the first quarter of 2020 and thus our share in results of Seadrill Partners did not incorporate results for the period from April 1, 2020 to December 1, 2020. The share in results of a loss of $75 million represents Seadrill's share for the period before the investment was reduced to nil.
The results of the Seabras Sapura companies and our share in those results (net of tax) were as follows:

Seabras Sapura	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Operating revenues	360	434	232	241
Net operating income	103	198	124	125
Net income	75	113	88	92

Seadrill ownership percentage	50%	50%	50%	50%
Share of net income	38	57	44	46

Amortization of basis differences	(18)	(28)	(20)	—
Share in results from Seabras Sapura (net of tax)	20	29	24	46

The results of the SeaMex companies and our share in those results (net of tax) were as follows:

SeaMex	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Operating revenues	234	232	118	121
Net operating income	49	70	40	40
Net (loss)/income	(13)	18	4	7

Seadrill ownership percentage	50%	50%	50%	50%
Share of net (loss) / income	(6)	9	2	4

Amortization of basis differences	(16)	(28)	(14)	—
Share in results from SeaMex (net of tax)	(22)	(19)	(12)	4

The results of the Sonadrill companies and our share in those results (net of tax) were as follows:

Sonadrill	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Operating revenues	56	22	—	—
Net operating income	(2)	(1)	—	—
Net income	(5)	(2)	—	—

Seadrill ownership percentage	50%	50%	—%	—%
Share of net income	(2)	(1)	—	—

Share in results from Sonadrill (net of tax)	(2)	(1)	—	—

The results of the Gulfdrill companies and our share in those results (net of tax) were as follows:

Gulfdrill	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Operating revenues	44	—	—	—
Net operating income	6	—	—	—
Net income	4	—	—	—

Seadrill ownership percentage	50%	50%	—%	—%
Share of net income	2	—	—	—

Share in results from Gulfdrill (net of tax)	2	—	—	—

Book value of our investments in associated companies
At the year end, the book values of our investments in our associated companies were as follows:

(In $ millions)	December 31, 2020	December 31, 2019
Seadrill Partners - Direct ownership interest	—	122
Seabras Sapura	103	98
Seabras Sapura Holding GmbH - shareholder loans held as equity	121	123
SeaMex Ltd	—	22
Sonadrill	22	24
Gulfdrill	2	—
Total	248	389
Quoted market prices for all of our investments are not available.
Summarized Consolidated Balance sheets for our equity method investees
The summarized balance sheets of the directly owned subsidiaries of Seadrill Partners and our share of equity in those companies was as follows:

Seadrill Partners
(In $ millions)	December 31, 2019
Current assets	833
Non-current assets	4,847
Current liabilities	(533)
Non-current liabilities	(2,623)
Net Assets (2)	2,524

Seadrill share of book equity	1,305
Basis difference allocated to rigs (1)	(1,220)
Basis difference allocated to contracts (1)	37
Book equity allocated to direct investments in subsidiaries of Seadrill Partners	122
(1)In 2020, an impairment of $47 million (December 31, 2019: $302 million) was recognized against the Seadrill Partners direct ownership interests and IDRs in the Consolidated Statements of Operations within "Loss on impairment of investments" reducing the balance of our investment in Seadrill Partners to nil. See Note 13 – "Impairment loss on investments in associated companies".
(2)The 'Summary Consolidated Balance sheet' has not been included for Seadrill Partners as at December 1, 2020. Seadrill Partners on the date of issuance of these consolidated financial statements have yet to issue consolidated statements for the year ending December 31, 2020 that comply with U.S. GAAP and would be impractical to obtain the results for the year ended December 31, 2020. Furthermore, our associated investment was substantially written down through impairment in the year ending December 31, 2019 and was fully impaired to nil carrying value in the first quarter of 2020.
The summarized balance sheets of the Seabras Sapura companies and our share of recorded equity in those companies was as follows:

Seabras Sapura
(In $ millions, unless otherwise stated)	December 31, 2020	December 31, 2019
Current assets	207	195
Non-current assets	1,474	1,495
Current liabilities	(541)	(510)
Non-current liabilities	(419)	(504)
Net Assets	721	676
Seadrill ownership percentage	50%	50%
Seadrill share of book equity	361	338

Shareholder loans held as equity (1)	121	123
Basis difference allocated to rigs	(351)	(369)
Basis difference allocated to contracts	93	129
Total adjustments	(137)	(117)
Book value of Seadrill investment	224	221
(1) In 2020, Seabras Sapura repaid $2 million (December 31, 2019: $9 million) of shareholder loans, with the cash proceeds held in escrow against a future redemption of Senior Secured Notes.
The summarized balance sheets of the SeaMex companies and our share of recorded equity in those companies was as follows:

SeaMex
(In $ millions)	December 31, 2020	December 31, 2019
Current assets	291	260
Non-current assets	898	939
Current liabilities	(174)	(141)
Non-current liabilities	(555)	(586)
Net Assets	460	472
Seadrill ownership percentage	50%	50%
Seadrill share of book equity	230	236

Basis difference allocated to rigs	(325)	(341)
Basis difference allocated to contracts	95	127
Total adjustments	(230)	(214)

Book value of Seadrill investment	—	22

The summarized balance sheets of the Sonadrill companies and our share of recorded equity in those companies was as follows:

Sonadrill
(In $ millions)	December 31, 2020	December 31, 2019
Current assets	54	57
Non-current assets	—	—
Current liabilities	(11)	(9)
Non-current liabilities	—	—
Net Assets	43	48
Seadrill ownership percentage	50%	50%
Seadrill share of book equity	22	24

Book value of Seadrill investment	22	24

The summarized balance sheets of the Gulfdrill companies and our share of recorded equity in those companies was as follows:

Gulfdrill
(In $ millions)	December 31, 2020	December 31, 2019
Current assets	67	—
Non-current assets	102	—
Current liabilities	(135)	—
Non-current liabilities	(31)	—
Net Assets	3	—
Seadrill ownership percentage	50%	50%
Seadrill share of book equity	2	—

Book value of Seadrill investment	2	—

Note 21 – Drilling units
Changes in drilling units for the periods presented in this report were as follows:

(In $ millions)	Cost	Accumulated depreciation	Net book value
January 1, 2019	6,890	(231)	6,659
Additions	158	—	158
Depreciation	—	(416)	(416)
December 31, 2019	7,048	(647)	6,401
Additions	147	—	147
Depreciation	—	(341)	(341)
Impairment	(4,087)	—	(4,087)
December 31, 2020 (1)(2)	3,108	(988)	2,120
(1) Book value of rigs in the Consolidated Balance Sheet under leasing arrangements with the Ship Finance SPV's as at December 31, 2020 was $484 million (December 31, 2019: $784 million).
(2) On November 25, 2019, March, 15 2020 and November 15, 2020 we leased the West Castor, West Telesto and West Tucana to Gulfdrill. Book value of rigs in the Consolidated Balance Sheet under leasing arrangements with our joint venture Gulfdrill as at December 31, 2020 was $151 million (December 31, 2019: $53 million).

We recognized an impairment expense of $4.1 billion which was classified within "Loss on impairment of long-lived assets" on our Consolidated Statement of Operations for the year ended December 31, 2020. Please refer to Note 12 - "Impairment loss on drilling units".

Note 22 – Equipment

Equipment consists of office equipment, software, furniture and fittings. Changes in equipment balances for the periods presented in this report were as follows:

(In $ millions)	Cost	Accumulated depreciation	Net book value
January 1, 2019	34	(5)	29
Additions	4	—	4
Depreciation	—	(10)	(10)
December 31, 2019	38	(15)	23
Additions	1	—	1
Depreciation	—	(5)	(5)
December 31, 2020	39	(20)	19

Note 23 – Debt
As at December 31, 2020 and 2019, we had the following liabilities for third party debt agreements:

(In $ millions)	December 31, 2020	December 31, 2019
Secured credit facilities (a)	5,662	5,662
Senior Secured Notes (b)	515	476
Credit facilities contained within variable interest entities	—	621
Total debt principal	6,177	6,759
Less: debt discount and fees	—	(136)
Carrying value	6,177	6,623
This was presented in our Consolidated Balance Sheets as follows.

(In $ millions)	December 31, 2020	December 31, 2019
Debt due within one year	6,177	343
Long-term debt	—	6,280
Total debt principal	6,177	6,623
The outstanding debt as at December 31, 2020 is repayable as follows:

(In $ millions)	December 31, 2020
2021	6,177
2022 and thereafter	—
Total debt principal	6,177

In September 2020 and December 2020, we defaulted on payments of interest on our senior secured credit facilities which was not cured within the waiver period. This has triggered the cross-default covenant for the Senior Secured Notes. As in default these amounts are callable on demand by the lender and have been classified as current. Although a forbearance agreement was in place at December 31, 2020 for certain debt facilities (see below) the waiver was not for more than one year from balance sheet date. We also considered it not probable that the violation would be cured in this forbearance waiver period and does not impact our current classification for these debt facilities.
Given that renegotiation of the debt facilities as part of our restructuring under Chapter 11 will likely result in significantly modified future cash flows associated with these debt facilities we recognized the remaining unamortized debt discount of $87 million as expense in the Consolidated Statement of Operations for the period ending December 31, 2020.

The decrease in our credit facilities contained within variable interest entities is attributable to the deconsolidation of our Ship Finance SPV's. Please refer to Note 36 - "Variable Interest Entities" for more information.
As the timing of payment of the restricted cash is linked to the Senior Secured Notes, we reclassified it from non-current to current for the year ended December 31, 2020. Refer to Note 16 - "Restricted cash" for more information.
In the next sections we cover key terms of our debt facilities at December 31, 2020:
(a) Secured Credit Facilities
We have summarized the key terms of our secured credit facilities as at December 31, 2020 in the table below:

Facility name	Maturity (1)	Total ACE drawdowns ($m)	Main facility ($m)	Total ($m)	Margin on LIBOR floating interest (2)	Collateral vessels	Book value of collateral vessels ($m)	Notes
$400 million facility	4Q 2022	17	121	138	3.50%	West Cressida West Callisto West Leda	142
$2,000 million facility	1Q 2023	80	832	912	3.00%	West Alpha West Venture West Phoenix West Navigator West Elara	548
$440 million facility	3Q 2023	6	60	66	4.25%	West Telesto	54
$1,450 million facility	4Q 2023	13	316	329	3.35-4.00%	West Tellus	79	(3)
$360 million facility	4Q 2023	18	99	117	3.75%	AOD I AOD II AOD III	183
$300 million facility	1Q 2024	6	141	147	4.00%	West Tucana West Castor	97
$1,750 million facility	1Q 2024	70	824	894	3.50-3.90%	Sevan Driller Sevan Brasil Sevan Louisiana	8	(3)
$450 million facility	2Q 2022	24	246	270	3.50%	West Eminence	—
$1,500 million facility	4Q 2024	40	1,106	1,146	2.70-4.78%	West Saturn West Neptune West Jupiter	206	(3)
$1,350 million facility	4Q 2024	38	923	961	3.00%	West Pegasus West Gemini West Orion	55
$950 million facility	4Q 2024	38	539	577	3.00-4.42%	West Eclipse West Carina	51	(3)
$450 million facility (2015)	4Q 2024	9	96	105	3.85%	West Freedom West Vigilant West Prospero West Ariel	82
Total secured credit facilities				5,662
(1)The maturities above are based on the contractual maturities, before taking into account the event of default.
(2)The margins above relate to the main facility contractual rates and do not account for the higher margins attributable to the ACE facility.
(3)Certain debt facilities are split into different tranches set at different margins.

In September 2020 and December 2020 respectively, we defaulted on our scheduled payments of $54 million of interest and fees on our secured credit facilities ($108 million in total). According to the provisions of our secured credit facilities, these amounts were converted to loan principal tranches and incur payment-in-kind interest at their original rates plus an additional 2%.
Per the terms of our senior secured credit facilities, we can elect to defer up to $500 million of principal payments through draw downs under the Amortization Conversion Election ('ACE') facility (subject to the satisfaction of certain covenants). As at December 31, 2020, the total principal payments we had elected to defer amounted to $489 million, $359 million of which had been drawdown under the ACE facility. In the year ended December 31, 2020, we elected to defer $130 million with respect to principal payments falling due in 2021. Amounts drawn down under the ACE facility attract a margin of 5.5% (in lieu of the respective original margins, set out in the above table).
In September 2020 we sold the West Epsilon for net proceeds of $12 million that were used to make a mandatory repayment of principal and the associated accrued interest under the $2,000 million facility, as the rig was held as collateral. These proceeds were paid directly from the buyer of the rig to the lenders in the $2,000 million facility and therefore this was a non-cash financing activity. Refer to Note 37 - "Supplementary cash flow information".
In December 2020, the lenders in the $360 million facility utilized $96 million of cash held in restricted bank accounts (pledged to their facility as security) to prepay a corresponding amount of principal outstanding.
(b) Senior Secured Notes
On July 2, 2018, we raised $880 million of aggregate principal amount of 12.00% Senior Secured Notes due in 2025. The notes bear interest at the annual rate of 4.00% payable in cash plus 8.00% payment-in-kind. The principal borrowed on the notes included the initial $880 million principal value of the notes plus $10 million of payment-in-kind interest that was compounded into the principal on emergence from the Previous Chapter 11 Proceedings.
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
On April 10, 2019, we repurchased $311 million of our principal Senior Secured Notes for $342 million. The $31 million additional cash paid represents the 7% purchase premium and settlement of accrued payment-in-kind and cash interest. On July 15, 2019, $18 million of accrued payment-in-kind interest on our senior secured notes was compounded and additional notes were issued.
During the year ended December 31, 2020, $39 million of accrued payment-in-kind interest on our senior secured notes was compounded and additional notes were issued.
As at December 31, 2020 there was $515 million principal outstanding on the notes.
In January 2021 we failed to make a cash interest payment on our senior secured notes resulting in an event of default. This is a secondary event of default as a cross-default violation had previously occurred by December 31, 2020, with failure to interest on our secured credit facilities.
The Senior Secured Notes are secured by, among other things, our investments in Seadrill Partners, SeaMex and Seabras Sapura. Loan balances receivable from these joint ventures are also held as collateral to be redeemable for notes. Refer to Note 20 - "Investment in associated companies" and Note 32 - "Related party transactions" for further information.
Along with this the Senior Secured Notes are also secured by cash collateral $66 million, of which $30 million is classified as restricted cash Please refer to Note 16 - "Restricted cash" for more information on the restricted cash.
Covenants and restrictions contained in our debt facilities
We have provided a summary of the main financial covenants contained within our debt facilities below:
The below financial covenants contained in our credit facilities post emergence are measured at the RigCo group level. Details of the levels which are required to be maintained under the credit facilities are as follows:
•Aggregated minimum liquidity requirement for the Group: In summary, and as more particularly set out in the credit facilities, to maintain cash and cash equivalents of at least $525 million within the Group at any time during the period from and including the Effective Date to and including December, 31 2018; and $400 million at any time during the period from and including 1 January 2019 to the final maturity date of the credit facilities. Breach of this covenant leads to an event of default.

•Net leverage ratio: to maintain a ratio of net debt to EBITDA as set out below (which will be tested on each financial quarter commencing with the financial quarter ending on March 31, 2022 until the final maturity date of the credit facilities):

Twelve months ended	Net leverage ratio
March 31, 2022	4.5x
June 30, 2022	4.2x
September 30, 2022	3.9x
December 31, 2022	3.7x
March 31, 2023	3.4x
June 30, 2023	3.3x
September 30, 2023	3.1x
December 31, 2023	3.0x
March 31, 2024	2.8x
June 30, 2024	2.7x
September 30, 2024	2.4x
December 31, 2024	2.2x
•Debt service coverage ratio: in summary to maintain a ratio of EBITDA to debt services (being all finance charges and principal, as more particularly set out in the credit facilities) equal to or greater than 1:1 (which will be tested on each financial quarter commencing with the financial quarter ending on March 31, 2022 until the final maturity date of the credit facilities).
For the periods ended March 31, 2021, June 30, 2021, September 30, 2021 and December 31, 2021 a margin increase of 0.25% per quarter, which is capped at 1%, will be enacted if:
•Debt service coverage ratio is less than 0.8:1 in respect of the applicable period; and/or
•Net leverage ratio is greater than:

Twelve months ended	Net leverage ratio
March 31, 2021	7.3x
June 30, 2021	6.6x
September 30, 2021	6.2x
December 31, 2021	5.8x
In addition to the above there are various non-financial covenants.
The covenants included in the Senior Secured Notes agreements limit our ability to:
•Pay dividends or make certain other restricted payments or investments;
•Incur additional indebtedness and issue disqualified shares;
•Create liens on assets;
•Amalgamate, merge, consolidate or sell substantially all our, NSNCo's, IHCo's, RigCo's and their respective subsidiaries and the guarantors' assets;
•Enter into certain transactions with affiliates;
•Create restrictions on dividends and other payments by our subsidiaries; and
•Guarantee indebtedness by our subsidiaries.
The above covenants are subject to important exceptions and qualifications.

Note 24 – Other liabilities
As at December 31, 2020 and December 31, 2019, other liabilities included the following:

(In $ millions)	December 31, 2020	December 31, 2019
Taxes payable	29	33
Contract liabilities	31	29
Unfavorable drilling contracts	7	8
Employee withheld taxes, social security and vacation payments	47	51
Accrued interest expense	38	40
Accrued expenses	110	137
Lease liabilities	68	36
Uncertain tax positions	79	83
Other liabilities	27	33
Total Other Liabilities	436	450
Other liabilities are presented in our Consolidated Balance Sheet as follows:

(In $ millions)	December 31, 2020	December 31, 2019
Other current liabilities	316	322
Other non-current liabilities	120	128
Total Other Liabilities	436	450
Unfavorable contracts
The gross carrying amounts and accumulated amortization included in 'Other current liabilities' and 'Other non-current liabilities' for unfavorable contracts in the Consolidated Balance Sheets as follows:

	December 31, 2020			December 31, 2019
(In $ millions)	Gross Carrying Amount	Accumulated amortization	Net carrying amount	Gross Carrying Amount	Accumulated amortization	Net carrying amount
Unfavorable contracts
Balance at beginning of period	(66)	58	(8)	(66)	39	(27)
Amortization of unfavorable contracts	—	1	1	—	19	19
Balance at end of period	(66)	59	(7)	(66)	58	(8)
The amortization is recognized in the Consolidated Statement of Operations under "Amortization of intangibles". The weighted average remaining amortization period for the unfavorable contracts is 6 years, 9 months.
The table below shows the amounts relating to unfavorable contracts that is expected to be amortized over the following periods:

(In $ millions)	Period ended December 31,
	2021	2022	2023	2024	2025 and thereafter	Total
Amortization of unfavorable contracts	1	1	1	1	3	7

Note 25 - Leases
We have operating leases relating to our premises, the most significant being our offices in London, Liverpool, Oslo, Stavanger, Singapore, Houston, Rio de Janeiro and Dubai. In accordance with Topic 842, we record a lease liability and associated right-of-use asset for our portfolio of operating leases.
In August 2019, we entered into an agreement to establish a 50:50 joint venture ("Gulfdrill") with Gulf Drilling International ("GDI"), to provide drilling services in Qatar. GDI was awarded five long-term drilling contracts in Qatar which it has novated to Gulfdrill. We have leased three of our benign environment jack-up rigs, West Castor, West Telesto and West Tucana to Gulfdrill for use under these contracts and have secured bareboat charters for a further two rigs from a third-party shipyard. GDI will manage and operate all rigs on behalf of the joint venture. In March 2020, the Lovanda (formerly Zhenhai 5) rig charter agreement was novated into the Gulfdrill joint venture, having previously been recognized as a Seadrill agreement with a third-party shipyard from November 2019.
In March, 2020, Seadrill was awarded a contract to provide drilling services for 10 firm wells and 4 optional well. To fulfill this contract Seadrill entered a charter agreement to lease the West Bollsta rig from Northern Ocean. The rig was mobilized and commenced operations in early October after being available at the drill location in September, 2020. This operating lease arrangement resulted in the recognition of a lease liability and offsetting right of use asset.

Seadrill has entered into sale and leaseback arrangements for the West Hercules semi-submersible rig with SFL Hercules Ltd (“Hercules”) in 2008, the West Linus Jack-up rig with SFL Linus Ltd (“Linus”) in 2014, and the West Taurus semi-submersible rig with SFL Deepwater Ltd (“Deepwater”) in 2008, all wholly owned subsidiaries of SFL Corporation Ltd ("Ship Finance"), a related party. Refer to Note 32 – “Related party transactions” for further information.
For operating leases where we are the lessee, our future undiscounted cash flows are as follows:

(In $ millions)	Year ended December 31, 2020
2021	60
2022	16
2023	2
2024 and thereafter	1
Total	79
The following table gives a reconciliation between the undiscounted cash flows and the related operating lease liability recognized in our Consolidated Balance Sheet as at December 31, 2020:

(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019
Total undiscounted cash flows	79	45
Less short term leases	—	(1)
Less discount	(11)	(8)
Operating lease liability	68	36
Of which:
Current	51	12
Non-current	17	24

The following table gives supplementary information regarding our lease accounting at December 31, 2020:

(In $ million)	Year ended December 31, 2020	Year ended December 31, 2019
Operating Lease Cost:
Operating lease cost	19	12
Short-term lease cost	2	1
Total lease cost	21	13

Other information:
Cash paid for amounts included in the measurement of lease liabilities- Operating Cash flows	21	13
Right-of-use assets obtained in exchange for operating lease liabilities during the period	53	19
Weighted-average remaining lease term in months	19	18
Weighted-average discount rate	32%	13%
On November 25, 2019, March, 15 2020 and November 15, 2020 we leased the West Castor, West Telesto and West Tucana to Gulfdrill. The estimated future undiscounted cash flows on these leases are as follows:

(In $ millions)	Year ended December 31, 2020
2021	28
2022	28
2023	28
2024	22
2025 and thereafter	19
Total	125
Refer to Note 9 - "Other revenues" for comparative information on income from operating leases.

Note 26 – Common shares
Changes in common shares for the periods presented in this report were as follows:

	Issued and fully paid share capital $0.10 par value each
	Shares	$ millions
December 31, 2018	100,000,000	10
RSU share issuance	234,973	—
December 31, 2019	100,234,973	10
RSU share issuance	149,462	—
December 31, 2020	100,384,435	10
Common share transactions for periods presented
On June 5, 2019 an additional 27,768,889 common shares were approved at a par value of $0.10. This increased our authorized share capital to 138,880,000 common shares.
On September 4, 2019, 234,973 common shares were issued to employees following a vesting of restricted stock units awarded under our Employee Incentive Plan.
On February 10, 2020 and June 17, 2020, a total of 149,462 common shares were issued to employees following a vesting of restricted stock units awarded under our Employee Incentive Plan.

Key terms of shares issued and outstanding
All our issued and outstanding common shares are and will be fully paid. Subject to the Bye-Laws, the Board of Directors is authorized to issue any of the authorized but unissued common shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote in the Company's common shares.
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

Note 27 – Non-controlling interest
Changes in non-controlling interests for the periods presented in this report were as follows:

(In $ millions)	North Atlantic Drilling Ltd	Sevan Drilling Limited	Asia Offshore Drilling Ltd	Ship Finance SPV's	Seadrill Nigeria Operations Limited	Total
January 1, 2019	—	—	—	145	7	152
Net (loss)/income attributable to non-controlling interest in 2019	—	—	—	(5)	4	(1)
December 31, 2019	—	—	—	140	11	151
Net loss attributable to non-controlling interest in 2020	—	—	—	(3)	—	(3)
Share buyback of Heirs Holding shares in Seadrill Nigeria Operations	—	—	—	—	(11)	(11)
Deconsolidation of Ship Finance SPV's	—	—	—	(137)	—	(137)
December 31, 2020	—	—	—	—	—	—
On emergence from Chapter 11 the non-controlling interest was adjusted to fair value. Refer to Note 5 - "Fresh Start Accounting" for further information.
North Atlantic Drilling Ltd and Sevan Drilling Limited
In the predecessor, we held a 70.36% interest in North Atlantic Drilling Ltd. and a 50.11% interest in Sevan. The amount of shareholders' equity not attributable to us was included in non-controlling interests. As determined in the plan of reorganization, both companies became wholly owned subsidiaries of Seadrill and the non-controlling interests were eliminated prior to emergence on July 2, 2018.
Asia Offshore Drilling Ltd
Prior to August 2020 we held a 66.24% interest in AOD. In the Predecessor, the amount of shareholders' equity not attributable to us was included in non-controlling interests. Subsequent to filing bankruptcy petitions, the Predecessor executed a Transaction Support Agreement on April 4, 2018, which gave a put option to the holders of the non-controlling interest shares, Mermaid. This redemption feature caused the fair value of the non-controlling interest held in AOD to be reclassified from equity to 'Redeemable non-controlling interest' in the Consolidated Balance Sheets.
In August 2020, Mermaid exercised their put option to sell their non-controlling interest of 34% in AOD for an agreed valuation of $31 million. This eliminated the non-controlling interest and AOD is now a wholly-owned subsidiary. For details of movements in the redeemable non-controlling interest, refer to Note 28 - "Redeemable non-controlling interest".
Ship Finance SPV's
In 2007, 2008 and 2014, we entered into sale and leaseback arrangements for drilling units with SFL Corporation Ltd, who incorporated subsidiary companies for the sole purpose of owning and leasing the drilling units. Prior to 4Q20, we were the primary beneficiary of these companies and therefore consolidated them under the variable interest model with the SFL Corporation Ltd equity in these companies included in non-controlling interest.

In September 2020, we triggered an event of default that meant we were no longer the primary beneficiary and the Ship Finance SPV's were deconsolidated. Refer to Note 36 - "Variable Interest Entities".
Seadrill Nigeria Operations Limited
HH Global Alliance Investments Limited ("Heirs Holdings"), an unrelated party registered in Nigeria, owns a non-controlling interest in one of our subsidiaries, Seadrill Nigeria Operations Limited ("Seadrill Nigeria") holds a 10% interest in our drillship West Jupiter and previously supported the West Jupiter's operations whilst it was under contract with Total in Nigeria. The equity attributable to Heirs Holdings is classified as a non-controlling interest in our consolidated balance sheet. In February 2020, we paid $11 million to Heirs Holdings for an option to buy the non-controlling interest at any point in the future for a $1 purchase price.

Note 28 - Redeemable non-controlling interest
Changes in redeemable non-controlling interests for the periods presented in this report were as follows:

(In $ millions)	Asia Offshore Drilling Ltd
January 1, 2019	38
Net loss attributable to redeemable non-controlling interest	(2)
Fair value adjustment	21
December 31, 2019	57
Net loss attributable to redeemable non-controlling interest	(1)
Fair value adjustment	(25)
Acquisition of NCI	(31)
December 31, 2020	—
Prior to September 11, 2020, we held a 66.24% interest in AOD, which owns the benign environment jack-up rigs AOD 1, AOD 2 and AOD 3. The remaining 33.76% interest was owned by Mermaid.
On April 4, 2018, the Predecessor executed a Transaction Support Agreement which provided Mermaid with a put option that gave them the right to sell their non-controlling interest shares to Seadrill. The repurchase price is based on the fair value of the shares, determined by a valuation expert, subject to a price ceiling of $125 million. The exercise window for the put option ended on September 30, 2020.
If Mermaid did not exercise their option, Seadrill would have a call option that gives them the right to buy Mermaid's shares at fair value, subject to a price floor of $75 million. The exercise window for the call option started on October 1, 2020 and ends on March 31, 2021.
The put option generated a redemption feature for Mermaid that was outside the control of Seadrill. The fair value of Mermaid's non-controlling interest shares was reclassified from equity to "Redeemable non-controlling interest" in the Consolidated Balance Sheet. Each reporting period, we (i) attributed Mermaid's share of AOD's profit or loss to the redeemable non-controlling interest and (ii) made an adjustment to remeasure the redeemable non-controlling interest at fair value, with the offsetting entry to equity. See the table above.
On September 11, 2020, Mermaid served notice on Seadrill that it was exercising the put option. The fair value of the non-controlling interest of AOD was agreed at $31 million which was settled in cash by Seadrill. The exercise of the put option resulted in the increase of the ownership interest in AOD to 100% and de-recognition of the redeemable non-controlling interest from the Consolidated Balance Sheet.

Note 29 – Accumulated other comprehensive income/(loss)
Changes in accumulated other comprehensive income/(loss) for the periods presented in this report were as follows:

(In $ millions)	Actuarial gain/(loss) relating to pension	Share in unrealized losses from associated companies	Change in debt component on Archer facility	Total
January 1, 2019	1	(5)	(3)	(7)
Other comprehensive (loss)/income	(1)	(8)	3	(6)
December 31, 2019	—	(13)	—	(13)
Other comprehensive (loss)/income	(2)	(15)	4	(13)
December 31, 2020	(2)	(28)	4	(26)

Note 30 – Share based compensation
The share-based compensation expense for our share options and Restricted Stock Unit ("RSU") plans in the Consolidated Statements of Operations are as follows:

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Share-based compensation expense (1)	8	5	—	9
Total share-based compensation expense	8	5	—	9
(1)The $9 million expense for the period from January 1, 2018 through July 1, 2018 included a charge of $6 million for schemes cancelled on emergence from the Previous Chapter 11 Proceedings. This was classified within reorganization items.
On August 16, 2018, we established an employee incentive plan with a limit of 11.1 million of our common shares.
On September 4, 2018 we made a grant of 0.5 million RSUs to certain employees and directors under the employee incentive plan. The awards were subject to a service condition and vest 33% per year over the three-year period to September 4, 2021. On September 4, 2019, the first tranche of RSUs vested and 0.2 million of our common shares were issued to employees and directors.
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
On July 29, 2020, we made a one-off compensatory cash payment to holders of performance share unit and restricted share unit awards that had been granted under our company incentive plans that amounted to $0.5 million. On cancellation of the schemes the remaining charge relating to the unvested awards have been expensed to the consolidated statement of operations. Company Directors and Senior Management held 510,234 performance share units and 188,369 restricted stock units, which resulted in a cash payment of $0.2 million.
The compensation cost for non-vested awards not yet recognized as at December 31, 2020 is nil (December 31, 2019: $9 million).

Note 31 - Pension benefits

Defined benefit plans

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

Consolidated Balance Sheet position

Net defined benefit pension asset/(obligation) is as follows:

(In $ millions)	December 31, 2020	December 31, 2019
Defined benefit obligation - Non-current liabilities	—	(2)
Deferred tax asset	1	1
Net defined benefit pension asset/(obligation)	1	(1)

Annual pension cost

We record pension costs in the period during which the services are rendered by the employees.

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Service cost	1	3	2	1
Interest cost on prior years’ benefit obligation	—	1	1	—
Gross pension cost for the year	1	4	3	1
Expected return on plan assets	—	(1)	(1)	—
Net pension cost for the year	1	3	2	1
Impact of settlement/curtailment of defined benefit plans	1		—	—
Total net pension cost	2	3	2	1

The funded status of the defined benefit plan

Funded defined benefit pension obligation is as follows:

(In $ millions)	December 31, 2020	December 31, 2019
Projected defined benefit obligations	(16)	(40)
Plan assets at market value	16	39
Funded defined benefit pension obligation	—	(1)

Change in projected benefit obligations

Change in projected benefit obligation is as follows:

(In $ millions)	December 31, 2020	December 31, 2019	December 31, 2018
Projected benefit obligations at beginning of period	40	37	36
Interest cost	—	1	1
Service cost	1	3	1
Benefits paid	(1)	(2)	(1)
Change in unrecognized actuarial gain	2	—	2
Settlement (1)	(25)	—	—
Foreign currency translations	(1)	1	(2)
Projected benefit obligations at end of period	16	40	37
(1)Two Norwegian defined benefit plans were settled and paid out in the year ending 31 December, 2020.

Change in pension plan assets

Change in pension plan assets is as follows:

(In $ millions)	December 31, 2020	December 31, 2019	December 31, 2018
Fair value of plan assets at beginning of year	39	33	33
Estimated return	—	1	1
Contribution by employer	6	6	—
Benefits paid	(1)	(2)	(1)
Actuarial gain	—	—	2
Settlement (1)	(27)	—	—
Foreign currency translations	(1)	1	(2)
Fair value of plan assets at end of year	16	39	33
(1)Two Norwegian defined benefit plans were settled and paid out in the year ending 31 December, 2020.

The accumulated benefit obligation for all defined benefit pension plans was $15 million and $37 million at December 31, 2020 (Successor) and December 31, 2019 (Successor), respectively.

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

Assumptions used in calculation of pension obligations

	Successor			Predecessor
	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Rate of compensation increase at the end of year	2.25%	2.25%	2.75%	2.50%
Discount rate at the end of year	1.70%	2.30%	2.60%	2.40%
Prescribed pension index factor	1.20%	2.00%	2.00%	2.00%
Expected return on plan assets for the year	2.60%	2.60%	2.60%	2.40%
Employee turnover	4.00%	4.00%	4.00%	4.00%
Expected increases in Social Security Base	2.00%	2.50%	2.50%	2.25%

The weighted-average asset allocation of funds related to our defined benefit plan at December 31, was as follows:

Pension benefit plan assets

	December 31, 2020	December 31, 2019
Equity securities	7.2%	13.6%
Debt securities	68.2%	58.4%
Real estate	13.6%	11.0%
Money market	10.6%	16.5%
Other	0.4%	0.5%
Total	100.0%	100.0%

The investment policies and strategies for the pension benefit plan funds do not use target allocations for the individual asset categories. The investment objectives are to maximize returns subject to specific risk management policies. The life insurance company diversify the allocation of plan assets by investing in both domestic and international fixed income securities and domestic and international equity securities. These investments are readily marketable and can be sold to fund benefit payment obligations as they become payable.

Effective January 1, 2020 the company terminated two of the defined benefit plans and replaced it with a defined contribution plan. The termination/settlement cost relating to the defined benefit plans has been recognized within 'Selling, general and administrative expenses' within the Consolidated Statement of Operations.

Cash flows - Contributions expected to be paid

The table below shows our expected annual pension plans contributions under defined benefit plans for the years ending December 31, 2021-2030. The expected payments are based on the assumptions used to measure our obligations at December 31, 2020 and include estimated future employee services.

(In $ millions)	December 31, 2020
2021	1
2022	1
2023	1
2024	1
2025-2030	3
Total payments expected during the next 10 years	7

Defined contribution and other plans

We made contributions to personal defined contribution pension and other plans totaling $18 million for the year ended December 31, 2020, $16 million for the year ended December 31, 2019 (Successor), $9 million for the period from July 2, 2018 through December 31, 2018 (Successor) and $10 million for the period from January 1, 2018 through July 1, 2018 (Predecessor). These were charged as operational expenses as they became payable.

Note 32 – Related party transactions
Our main related parties include (i) affiliated companies over which we hold significant influence, (ii) affiliated companies and (iii) companies who are either controlled by or whose operating policies may be significantly influenced by our major shareholder, Hemen.
Companies over which we hold significant influence include SeaMex, Seabras Sapura, Sonadrill and Gulfdrill. Seadrill Partners is an affiliated company. Companies that are controlled by or whose operating policies may be significantly influenced by Hemen include Ship Finance, Archer, Frontline, Seatankers, Northern Drilling and Northern Ocean. In the following sections we provide an analysis of transactions with related parties and balances outstanding with related parties.
Related party revenue
The below table provides an analysis of related party revenues for periods presented in this report.

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Management fee revenues (a)	135	113	46	37
Reimbursable revenues (b)	148	218	9	—
Related party inventory sales	1	1	1	1
Other	2	—	—	—
Total related party operating revenues	286	332	56	38
(a) We provide management and administrative services to Seadrill Partners, SeaMex and Sonadrill and operational and technical support services to Seadrill Partners, SeaMex, Sonadrill and Northern Ocean. We charge our affiliates for support services provided either on a cost-plus mark up or dayrate basis.
(b) We recognized reimbursable revenues from Northern Ocean for work to perform the first mobilization of the Northern Ocean rigs, West Mira and West Bollsta. As at December 31, 2020 our Consolidated Balance Sheet included $142 million of receivables from Northern Ocean (December 31, 2019: $60 million), before deducting allowances for credit losses. This included $137 million of billed and unbilled trade receivables (December 31, 2019: $55 million), which have been classified within the line item "amount due from related parties", and

$5 million of costs incurred not yet billable to Northern Ocean (December 31, 2019: $5 million), which have been classified with "Other Assets".
Related party operating expenses
The below table provides an analysis of related party operating expenses for periods presented in this report.

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
In country support services expenses (c)	—	—	—	1
Related party inventory purchases	1	1	—	—
Other related party operating expenses (d)	1	2	1	3
West Bollsta lease (e)	10	—	—	—
Total related party operating expenses	12	3	1	4
(c) Seadrill Partners previously provided us in country support services for the West Jupiter in Nigeria. This arrangement ended in early 2018. In addition, SeaMex previously provided us in country support services for the West Pegasus and West Freedom when those rigs operated in Mexico and Venezuela.
(d) We received services from certain other related parties. These included management and administrative services from Frontline, warehouse rental from Seabras Sapura and other services from Archer and Seatankers.
(e) Seadrill entered a charter agreement to lease the West Bollsta rig from Northern Ocean in 2020. Refer to Note 25 - "Leases" for details.
Related party financial items
The below table provides an analysis of related party financial income for periods presented in this report.

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Interest income (f)	24	29	17	12
Interest income recognized on deferred contingent consideration (g)	2	4	1	2
Total related party financial items	26	33	18	14
(f) We earn interest income on our related party loans to SeaMex and Seabras Sapura (see below).
(g) We record interest income on deferred consideration receivables from Seadrill Partners (see item (i) below).
Related party receivable balances
The below table provides an analysis of related party receivable balances for periods presented in this report.

(In $ millions)	December 31, 2020	December 31, 2019
Related party loans and interest (h)	516	488
Deferred consideration arrangements (i)	3	31
Convertible bond (j)	13	35
Trading balances (k)	251	150
Allowance for expected credit loss (l)	(306)	—
Total related party receivables	477	704
Of which:
Amounts due from related parties - current	85	181
Amounts due from related parties - non-current	392	523
(h) We have loan receivables outstanding from SeaMex and Seabras Sapura. We have summarized the amounts outstanding in the table below:

(In $ millions)	December 31, 2020	December 31, 2019
SeaMex seller's credit and loans receivable	452	422
Seabras loans receivable	64	66
Total related party loans and interest	516	488
SeaMex loans include:
1) $250 million "sellers credit" provided to SeaMex in March 2015 which matured in December 2019 but is subordinated to SeaMex's external debt facility, which matures in March 2022. We have classified this balance as non-current on our Consolidated Balance Sheets.
2) $45 million working capital loan advanced in November 2016.
3) $149 million accrued interest on above loans and other funding. The sellers credit and working capital loan both earn interest at 6.5% plus LIBOR and are subordinated to SeaMex's external debt facility.
4) $8 million Sponsor Minimum Liquidity Shortfall. The loan earns interest at 6.5% plus 3 -month U.S. LIBOR.
Seabras loans include a series of loan facilities that we extended to Seabras Sapura between May 2014 and December 2016. The $64 million balance shown in the table above includes (i) $50 million of loan principal and (ii) $14 million of accrued interest. The loans are repayable on demand, subject to restrictions on Seabras Sapura's external debt facilities. We earn interest of between 3.4% - LIBOR + 3.99% on the loans, depending on the facility.
In addition to the Seabras loans referred above, we have made certain other shareholder loans to Seabras Sapura, which we classify as part of our equity method investment in Seabras Sapura. Refer to Note 20 - "Investments in associated companies" for details.
Seabras Sapura repaid $6 million of its outstanding loan balances in April 2020, $4 million relating to its loan facility and $2 million relating to its shareholder loans.
(i) Deferred consideration arrangements include receivables due to us from Seadrill Partners from the sale of the West Vela and the West Polaris to Seadrill Partners in November 2014 and June 2015 respectively. We have summarized amounts due for each period in the table below:

(In $ millions)	December 31, 2020	December 31, 2019
West Vela - Mobilization receivable	2	17
West Vela - Share of dayrate	1	14
Total deferred consideration receivable	3	31
On adoption of fresh start accounting, we recorded receivables for West Vela share of dayrate and West Polaris earnout. These amounts were previously accounted for as gain contingencies recognized only when realized. The receivables were recognized at fair value of $29 million and $1 million respectively and the gain was recognized in reorganization items. The West Polaris was settled in 2019.
We recorded the following gains in other operating income for these arrangements.

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
West Vela earn out realized	—	—	—	7
Total contingent consideration recognized	—	—	—	7
(j) On April 26, 2017, we converted $146 million, including accrued interest and fees, in subordinated loans provided to Archer into a $45 million convertible loan. The subordinated convertible loan bears interest of 5.5%, matures in December 2021 and has a conversion right into equity of Archer Limited in 2021. At inception, the fair value of the convertible bond was $56 million whereas the previous loan had a carrying value of $37 million. We therefore recognized a gain on debt extinguishment of $19 million in 2017.
The loan receivable is a convertible debt instrument comprised of a debt instrument and a conversion option, classed as an embedded derivative. Both elements are measured at fair value at each reporting date. As at December 31, 2019, Archer were in negotiations with their lenders to refinance their debt obligations, which we expected to result in an extension to maturities for all lenders, including Seadrill. We have determined the fair value of the bond using cashflows discounted at the rate of 14%. We assumed the maturity date to be deferred to December 2024. As a result, we recorded an other than temporary impairment against our investment in the convertible bond issued to us by Archer of $11 million.
On March 13, 2020, Archer announced completion of a refinancing, which included agreed renegotiated terms on the convertible loan. The updated terms amended the loan balance to $13 million that bears interest of 5.5%, matures in April 2024 and an equity conversion option. The renegotiated terms resulted in a $29 million impairment recognized following a reduction in the loan balance and an increase to the discount rate. The fair value of the convertible debt instrument as at December 31, 2020 was $13 million of which the split between debt and embedded derivative option was $10 million and $3 million respectively. Refer to Note 34 - "Fair values of financial instruments" for details.
The fair value gain/ (loss) on the convertible bond for periods presented is summarized below:

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Other than temporary impairment	(29)	(11)	—	—
Fair value gain/ (loss) of Archer debt component	4	3	(3)	2
Fair value gain/ (loss) of Archer embedded conversion option	3	—	(9)	2
(k) Trading balances primarily comprise receivables from Seadrill Partners, SeaMex, Northern Ocean and Sonadrill for related party management fees, crewing fees and payroll recharges. Per our contractual terms these balances are either settled monthly or quarterly in arrears, or in certain cases, in advance. As set out below, we have established credit loss allowances for balances that have not been settled in line with these payment terms and are overdue.
(l) Allowances recognized for expected credit losses on our related party loan and trade receivables following adoption of accounting standard update 2016-13 - Measurement of Credit Losses on Financial Instruments. Refer to Note 6 – "Current expected credit losses" for details.
Related party payable balances
The below table provides an analysis of related party payable balances for periods presented in this report.

(In $ millions)	December 31, 2020	December 31, 2019
Related party loans payable by Ship Finance SPVs to Ship Finance (m)	—	239
Liabilities from Seadrill to Ship Finance SPVs (n)	426	—
Trading balances (o)	7	19
Total related party liabilities	433	258
Of which:
Amounts due to related parties - current	(7)	(19)
Long-term debt due to related parties	(426)	(239)

(m) At December 31, 2019, we had recognized $239 million of long-term related party liabilities due from the fully consolidated Ship Finance SPV’s to Ship Finance (parent financing). The principal outstanding on the loans was $314 million at December 31, 2019. Following the deconsolidation of the SPVs in the fourth quarter of 2020 this loan was derecognized. Refer to Note 36 - "Variable Interest Entities" for further details.
The loans bear interest at a fixed rate of between 1% to 4.5% per annum and mature between 2023 and 2029. The total interest expense incurred for the year ended December 31, 2019 was $14 million, the period from July 2, 2018 through December 31, 2018 (Successor) was $7 million and the period from January 1, 2018 through July 1, 2018 (Predecessor) was $7 million.
There is a right of offset of trading balance assets against the loans, the net position is disclosed within “Long-term debt due to related parties”. As at December 31, 2019 the trading position was a net liability position of nil.
(n) Following the deconsolidation, we recognized the liability between Seadrill and the SPV's that was previously eliminated on consolidation. On initial recognition the carrying value of Seadrill’s liability with the SPV's of $933 million was measured to the fair value of the liability of $424 million (post deconsolidation initial recognition value). Along with this, there was $2 million of unwinding of the discount of debt for the year ended December 31,2020.
We estimated the fair value of the liability to Ship Finance SPV's on deconsolidation using the discounted cash flows approach. The DCF was based on the contractual cash flows under the bareboat charter agreement together with applicable LIBOR linked interest payments. We also assumed cash outflows under the mandatory repurchase obligation at the end of the lease term (see below). We have discounted these cash flows using Seadrill senior secured note yield of 37%. This calculation resulted in the fair value of the liability of $424 million. The $509 million gain on measurement is presented as a separate line in financial items in the Consolidated Statement of Operations. Refer to Note 36 - "Variable Interest Entities" for further details.
The following table gives a summary of the sale and leaseback arrangements and repurchase options with Ship Finance, as at December 31, 2020:

(In $ millions)	West Taurus	West Hercules	West Linus	Total
Maturity date	Dec 2024	Dec 2024	May 2029
Remaining lease payments	191	184	393	768
Purchase obligation	154	138	86	378
Total commitment	345	322	479	1,146

Fair value on initial recognition	146	136	142	424
Book value	147	137	142	426
The purchase price paid by the Ship Finance SPVs was $850 million (West Taurus - Nov 2008), $850 million (West Hercules - Oct 2008) and $600 million (West Linus - June 2013).
The bareboat charter rates are set on the basis of a Base LIBOR Interest Rate for each bareboat charter contract, and thereafter are adjusted for differences between the LIBOR fixing each month and the Base LIBOR Interest Rate for each contract. A summary of the average bareboat charter rates per day for each unit is given below for the respective years.

(In $ thousands)	2021	2022	2023	2024	2025 and thereafter
West Taurus	96	96	181	177	—
West Hercules	96	96	183	176	—
West Linus	99	92	189	153	122
(o) Trading balances primarily include related party payables due from us to SeaMex and Seadrill Partners and in 2019 included related party payables due from our Ship Finance variable interest entities to Ship Finance.
Other related party transactions
Seabras Sapura guarantees - In November 2012, a subsidiary of Seabras Sapura Participações S.A. entered into a $179 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Esmeralda pipe-laying support vessel, with a maturity in 2032. During 2013 an additional facility of $36 million was entered into, but this facility matured in 2020.
As a condition to the lenders making the loan available, a subsidiary of Seadrill has provided a sponsor guarantee, on a joint and several basis with the joint venture partner, Sapura Energy, in respect of the obligations of the borrower. The total amount guaranteed by the joint venture partners as at December 31, 2020 was $132 million (December 31, 2019: $146 million).
We have not recognized a liability for any of the above guarantees as we did not consider it to be probable that the guarantees would be called.

Other guarantees - In addition, we have made certain guarantees over the performance of Seadrill Partners and SeaMex to their customers. Refer to Note 35 - "Commitments and contingencies" for details.
Omnibus agreement - In 2012 we entered into an Omnibus Agreement with Seadrill Partners. The agreement outlines the following provisions: (i) a non-competition agreement with Seadrill Partners for any drilling rig operating under a contract for five or more years; (ii) rights of first offer on any proposed sale, transfer or other disposition of drilling rigs; (iii) rights of first offer on any proposed transfer, assignment, sale or other disposition of any equity interest in Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC (the "OPCO"); and (iv) indemnification – Old Seadrill Limited agreed to indemnify Seadrill Partners against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to Seadrill Partners, and also certain tax liabilities. Refer to exhibit 4.1.

Note 33 – Financial instruments and risk management
We are exposed to several market risks, including credit risk, foreign currency risk and interest rate risk. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by our management team. This may include the use of derivative instruments.
Credit risk
We have financial assets, including cash and cash equivalents, marketable securities, related party receivables, other receivables and certain amounts receivable on derivative instruments. These assets expose us to credit risk arising from possible default by the counterparty. Most of the counterparties are creditworthy financial institutions or large oil and gas companies. We do not expect any significant loss to result from non-performance by such counterparties. However, we have established an allowance on our loans and trade receivables due from related parties reflecting their current financial position, lower credit rating and overdue balances.

We do not demand collateral in the normal course of business. The credit exposure of derivative financial instruments is represented by the fair value of contracts with a positive fair value at the end of each period. The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements and adjusted for counterparty non-performance credit risk assumptions. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting them against amounts that the counterparty owes to us.

Credit risk is also considered as part of our expected credit loss provision. For details on how we estimate expected credit losses refer to Note 6 - "Current expected credit losses".
Concentration of risk
There is also a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Citibank, Nordea Bank Finland Plc, Danske Bank A/S, BNP Paribas and BTG Pactual. We consider these risks to be remote, however, from time to time, we may utilize instruments such as money market deposits to manage concentration of risk with respect to cash and cash equivalents. We also have a concentration of risk with respect to customers, including affiliated companies. For details on the customers with greater than 10% of contract revenues, refer to Note 7 - "Segment information". For details on amounts due from affiliated companies, refer to Note 32 - "Related party transactions".
Foreign exchange risk
It is customary in the oil and gas industry that a majority of our revenues and expenses are denominated in U.S. dollars, which is the functional currency of most of our subsidiaries and equity method investees. However, a portion of the revenues and expenses of certain of our subsidiaries and equity method investees are denominated in other currencies. We are therefore exposed to foreign exchange gains and losses that may arise on the revaluation or settlement of monetary balances denominated in foreign currencies.
Our foreign exchange exposures primarily relate to cash and working capital balances denominated in foreign currencies. We do not expect these exposures to cause a significant amount of fluctuation in net income and do not currently hedge them. The effect of fluctuations in currency exchange rates arising from our international operations has not had a material impact on our overall operating results.
Interest rate risk
Our exposure to interest rate risk relates mainly to our floating rate debt and balances of surplus funds placed with financial institutions. We manage this risk through the use of derivative arrangements.
On May 11, 2018, we purchased an interest rate cap for $68 million to mitigate our exposure to future increases of LIBOR on our Senior Credit Facility debt. The interest rate cap is not designated as a hedge and therefore we do not apply hedge accounting. The capped rate against the 3-month US LIBOR is 2.87% and covers the period from June 15, 2018 to June 15, 2023.

As part of reference rate reform, the use of LIBOR will be replaced by other interest rate indexes as part of a negotiation with our lenders. As at December 31, 2020 our debt facilities and derivatives continue to be linked to the LIBOR interest rate index.

We have set out our exposure to interest rate risk on our net debt obligations at December 31, 2020 in the table below:

(In $ millions)	Principal	Hedging instruments	Total	Impact of 1% increase in rates
Senior Credit Facilities	5,662	(4,500)	1,162	12
Ineffective portion of interest rate cap (1)	—	4,500	4,500	45
Debt exposed to interest rate fluctuations	5,662	—	5,662	57
Less: Cash and Restricted Cash	(723)	—	(723)	(7)
Net debt exposed to interest rate fluctuations (2)	4,939	—	4,939	50
(1) The 3-month LIBOR rate as at December 31, 2020 was 0.238%. At this date, the interest cap would mitigate none of the impact of a theoretical 1% point increase in LIBOR.
(2) The $515 million of Senior Secured Notes are a fixed rate debt instrument and are therefore excluded from the above table.
Gains and losses on derivatives reported in Consolidated Statements of Operations
Gains and losses on derivatives reported in our Consolidated Statements of Operations included the following:

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Loss recognized in the Consolidated Statement of Operations relating to derivative financial instruments
Interest rate cap agreement	(3)	(37)	(22)	(6)
Archer convertible debt instrument	3	—	(9)	2
Loss on derivative financial instruments	—	(37)	(31)	(4)

a) Interest rate cap
This represents changes in fair value on our interest rate cap agreement referred above.
b) Archer convertible debt instrument
This represents gains and losses on the conversion option included within a $13 million convertible bond issued to us by Archer. Please see Note 32 - "Related party transactions" for further details.
Derivative financial instruments included in our Consolidated Balance Sheets
Derivative financial instruments included in our Consolidated Balance Sheets, within "other non-current assets" included the following:

(In $ millions)	Maturity date	Applicable rate	Outstanding principal - December 31, 2020	December 31, 2020	December 31, 2019
Interest rate cap	June 2023	2.87% LIBOR cap	4,500	—	3
				—	3

Note 34 - Fair values of financial instruments
Fair value of financial instruments measured at amortized cost
The carrying value and estimated fair value of our financial instruments that are measured at amortized cost as at December 31, 2020 and December 31, 2019 are as follows:

	December 31, 2020		December 31, 2019
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Related party loans receivable (1) (Level 2)	379	379	395	488

Liabilities
Secured credit facilities (2020: Level 3; 2019: Level 2)	1,193	5,662	5,464	5,549
Credit facilities contained within variable interest entities (Level 2) (2)	—	—	590	598
Senior Secured Notes (Level 1)	213	515	404	476
Related party loans payable by the VIE (Level 2) (2)	—	—	239	239
Related party loans payable (Level 3)	424	426	—	—
(1)Excludes Archer convertible debt receivable, which is measured at fair value.
(2)Refer to Note 36 - "Variable Interest Entities" for further information on the Ship Finance SPV's deconsolidation.
Level 1
The fair value of the Senior Secured Notes are derived using market traded value. We have categorized this at level 1 of the fair value hierarchy. Refer to Note 23 – "Debt" for further information.
Level 2
Upon the adoption of fresh start accounting, the related party loans receivable from SeaMex and Seabras Sapura were recorded at fair value. We estimate the fair value to be equal to the carrying value after adjusting for expected credit losses on the loans. The debt is not freely tradable and cannot be recalled by us at prices other than specified in the loan note agreements. The loans were entered into at market rates. The loans are categorized as level 2 on the fair value hierarchy. Other trading balances with related parties are not shown in the table above and are covered in Note 32 - "Related party transactions". The fair value of other trading balances with related parties are also assumed to be equal to their carrying value after adjusting for expected credit losses on the receivables.
Level 3
The fair values of the secured credit facilities as at December 31, 2020 are determined by reference to the fair value of the collateral of each facility, the rigs, as this is the expected amount recoverable on enforcement of an event of default. The fair values were derived using a discounted cash flow model of future free cash flows from each rig, using a weighted average cost of capital of 11.8%. We have categorized this at level 3 of the fair value hierarchy. The fair value of the secured credit facilities as at December 31, 2019, are derived using the discounted cash flow model, using a cost of debt of 6%, with reference to the expected contractual repayments under the agreements, which we categorized at level 2 of the fair value hierarchy. The change in the valuation approach is due to the debt default position in the current period. Refer to Note 23 - "Debt" for further information.
The fair value of the related party loans payable were derived using a discounted cash flow model of future free cash flows based on the contractual cash flows under the bareboat charter agreement together with the LIBOR linked interest payments, as well as assumed cash outflows under the mandatory repurchase obligation at the end of the lease term. These cash flows were discounted using the Senior Secured Note yield of 37%. We have categorized this at level 3 on the fair value hierarchy. Refer to Note 32 - "Related party transactions" for further information.
Financial instruments measured at fair value on a recurring basis
The carrying value and estimated fair value of our financial instruments that are measured at fair value on a recurring basis at December 31, 2020 and December 31, 2019 are as follows:

	December 31, 2020		December 31, 2019
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents (Level 1)	526	526	1,115	1,115
Restricted cash (Level 1)	197	197	242	242
Marketable securities (Level 1)	8	8	11	11
Related party loans receivable - Archer convertible debt (Level 3)	13	13	35	35
Interest rate cap (Level 2)	—	—	3	3

Temporary equity
Redeemable non-controlling interest (Level 3)	—	—	57	57
Level 1
The carrying value of cash and cash equivalents and restricted cash, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 of the fair value hierarchy. Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.
Level 2
The fair value of the interest rate cap as at December 31, 2020 is calculated using well-established independent valuation techniques and counterparty non-performance credit risk assumptions. The calculation of the credit risk with regard to the interest rate cap is subject to a number of assumptions including an assumed credit default swap rate based on our traded debt, and recovery rate, which assumes the proportion of value recovered, given an event of default. We have categorized these as level 2 of the fair value hierarchy.
Level 3
The Archer convertible debt instrument is bifurcated into two elements. The fair value of the embedded derivative option is calculated using a modified version of the Black-Scholes formula for a currency translated option. Assumptions include Archer's share price in NOK, NOK/ USD FX volatility and dividend yield. The fair value of the debt component is derived using the discounted cash flow model including assumptions relating to cost of debt and credit risk associated with the instrument. We have categorized this at level 3 of the fair value hierarchy. Refer to Note 32 - "Related party transactions" for further information.
Fair value considerations on one-time transactions
Impairment of intangible assets
The intangible assets relate to favorable contract assets recognized on emergence from the Previous Chapter 11 Proceedings, from the resulting management fee agreements we have in place with Seadrill Partners and SeaMex. On December 1, 2020 Seadrill Partners announced it had filed a new voluntary petition under Chapter 11. Under Chapter 11 we are required to continue to provide the management services only at market rate and as such there is no longer a favorable contract rate and the intangible amount relating to Seadrill Partners, which resulted in a full impairment of the Seadrill Partners element of the favorable contract asset recognized in intangible assets of $21 million.

Note 35 – Commitments and contingencies
Legal Proceedings
From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities. We believe that the resolution of such claims will not have a material impact, individually or in the aggregate, on our operations or financial results. Our best estimate of the outcome of the various disputes has been reflected in our Consolidated Financial Statements as at December 31, 2020.
Seabras Sapura joint venture
The Sapura Esmeralda operates under a Brazilian flag. The right to operate under such Brazilian flag is being challenged in the Brazilian courts. An adverse decision in the Brazilian courts could affect the operations of the Sapura Esmeralda and potentially impact its commercial agreements and related financing. In October 2020, an amicable settlement agreement between Sapura Navegação Maritima and the Federal Public Attorney (representing the Admiralty Court) was confirmed by the Brazilian Federal Court of Appeal and as a result, the Admiralty Court has issued the definitive Property Registry Certificate and Sapura Esmeralda has been granted the right to operate under a Brazilian flag.
Dalian Newbuilds
As at December 31, 2020, all eight of the newbuilding contracts with Dalian had been terminated by both parties. Accordingly, the Seadrill contracting entities had no contractual obligation to take delivery of the rigs.
In January 2019, Dalian appointed an administrator to restructure its liabilities. In March 2019, the Seadrill contracting parties commenced arbitration proceedings in London for all eight rigs and will claim for the return of the paid installments plus interest and further damages for losses.
The Seadrill contracting parties have filed their claims against Dalian in the Dalian insolvency and the administrator is currently considering whether to accept or reject the claims in the insolvency. The arbitrations are currently not being progressed by agreement of the parties, pending the insolvency administrator's decision whether to accept or reject the Seadrill contracting parties' claims. Dalian has stated that it has claims for damages in respect of each of the rigs, but it has not quantified those damages. The administrator convened a creditor’s meeting on December 23, 2020 for a vote on the draft reorganization plan that was submitted to the insolvency court. The first round of voting on the reorganization plan subsequently failed. A second round of voting will be arranged by the administrator. There is no deadline for such second round of voting to take place.
The newbuilding contracts are all with limited liability subsidiaries of Seadrill. There are no parent company guarantees.
Nigerian Cabotage Act litigation
Seadrill Mobile Units Nigeria Ltd (“SMUNL”) commenced proceedings in May 2016 against the Honourable Minister for Transportation, the Attorney General of the Federation and the Nigerian Maritime Administration and Safety Agency with respect to interpretation of the Coastal and Inland Shipping (Cabotage) Act 2003 (the “Act”). On June 28, 2019, the Federal High Court of Nigeria delivered a judgement finding that: (1) Drilling operations fall within the definition of “Coastal Trade” or “Cabotage” under the Act and (2) Drilling Rigs fall within the definition of "Vessels" under the Act. The impact of this decision is that the Nigerian Maritime Administration and Safety Agency (“NIMASA”) may impose a 2% surcharge on contract revenue from offshore drilling operations in Nigeria as well as requiring SMUNL register for Cabotage with NIMASA and pay all fees and tariffs as may be published in the guidelines that may be issued by the Minister of Transportation in accordance with the Act. However, on 22 July, 2019, SMUNL filed an appeal to the Court of Appeal challenging the decision of the Federal High Court. Due to the volume of cases currently being handled by the Court of Appeal sitting in Lagos we anticipate a decision within 3-5 years.
Although we intend to strongly pursue this appeal, we cannot predict the outcome of this case. We do not believe that it is probable that the ultimate liability, if any, resulting from this litigation will have a material effect on our financial position. Accordingly, no loss contingency has been recognized within the Consolidated Financial Statements.
Oro Negro
Oro Negro, a Mexican drilling rig contractor, filed a Complaint on June 6, 2019 in the United States Bankruptcy Court, Southern District of New York, within Chapter 15 proceedings ancillary to its Mexican insolvency process. The Complaint names Seadrill and its Seamex JV partner, Fintech Advisory, Inc, as co-defendants along with other defendants including Oro Negro bondholders. With respect to Seadrill, the Complaint asserts claims relating to alleged tortious interference but does not seek to quantify damages. On August 26, 2019, we submitted a motion to dismiss the Complaint on technical legal grounds. Gil White, the CEO of Oro Negro responded to this motion on October 25, 2019. Seadrill has the opportunity to reply to this in further support of the motion, the date of which has not yet been determined. We intend to vigorously defend against the claims Oro Negro asserts and dispute the allegations set forth in the Complaint. The proceedings have been stayed until March 26, 2021.

Guarantees
We have issued guarantees in favor of third parties as follows, which is the maximum potential future payment for each type of guarantee:

(In $ millions)	December 31, 2020	December 31, 2019
Guarantees in favor of customers (1)(2)(3)	150	165
Guarantees in favor of banks (4)	132	146
Total	282	311
(1) Guarantees to Seadrill Partners - Guarantees in favor of customers are performance guarantees provided on behalf of Seadrill Partners of nil (December 31, 2019: $15 million).
(2) Guarantees to Northern Ocean - Guarantees in favor of customers are performance guarantees provided on behalf of Northern Ocean of $100 million (December 31, 2019: $100 million) for a contract that matures in 2022.
(3) Guarantees to Sonadrill - Guarantees in favor of customers are performance guarantees provided on behalf of Sonadrill of $50 million (December 31, 2019: $50 million). Contract maturity in 2021.
(4) Guarantees to Seabras Sapura - Guarantees in favor of banks are guarantees provided by a subsidiary of Seadrill Limited on behalf of Seabras Sapura Participacoes and Seabras Sapura Holdco totaling $132 million (December 31, 2019: $146 million). Contractual maturity is not until 2021.
As of December 31, 2020 we have not recognized any liabilities for the above guarantees, as we do not consider it is probable for the guarantees to be called.
On March 26, 2020 we signed a joint sponsor guarantee with Fintech Investments Ltd over the senior secured debt held by SeaMex. The total amount guaranteed was up to $22 million of which were jointly and severally liable. On April 21, 2020, $16 million was called upon by the Seamex lenders under the terms of this guarantee, $8 million of which was provided by Seadrill Limited.
Other contingencies
Sevan Louisiana loss incident
In January 2019, there was a loss incident on the Sevan Louisiana related to a malfunction of its subsea equipment. As of December 31, 2020, we have incurred $23 million of costs to repair the equipment. There is a $1.3 million deductible on the insurance policy. As at December 31, 2020, $15.3 million has been recovered and an additional $6.4 million will be recoverable under our physical damage insurance.
The loss incident resulted in a period of downtime for the Sevan Louisiana. As a result, we have recovered $19.5 million insurance income from loss of hire of the Sevan Louisiana. The loss of hire claim is now closed.

Note 36 – Variable Interest Entities
Variable Interest Entities - Primary beneficiary
Between 2008 and 2013, we entered into sale and leaseback arrangements for two semi-submersible rigs and a jack-up rig (the West Taurus, West Hercules and West Linus) with Ship Finance, who incorporated Ship Finance SPV's for the sole purpose of owning and leasing the drilling units to Seadrill. We concluded that we were the primary beneficiary of these companies and therefore consolidated them under the variable interest model.
In the fourth quarter of 2020, Seadrill triggered an event of default on the leases by not curing the cross-default violation on Seadrill's secured credit facilities and for non-payment of SPV bareboat charter payments. This triggered a reassessment of whether we should still consolidate the SPV's under the variable interest model. Seadrill was no longer deemed to be the primary beneficiary as it no longer has control of the decisions that most significantly impact the SPV’s economic performance.
As such, the net assets and corresponding non-controlling interest amount of $137 million (as Seadrill have no equity interest), have been deconsolidated, resulting in no gain or loss in the Consolidated Statement of Operations. As part of the deconsolidation the external debt of the SPV's and parent entity loans to Ship Finance have been derecognized. Refer to Note 32 - "Related Party Transactions" and Note 23 - "Debt".
As at December 31, 2020, the Ship Finance SPV's continue to lease the three rigs to Seadrill under long-term charter agreements. The terms of the mandatory obligations to purchase the assets at the end of the lease for a fixed price. As no transfer of control has occurred as part of these leasing arrangements or on deconsolidation of the Ship Finance SPV's, the rigs form part of the 'Drilling Units' amount in the Consolidated Balance Sheet of Seadrill with the failed sale and leaseback transaction accounted for as a financing transaction. These have been described in Note 32 - "Related party transactions" following the deconsolidation of the SPV's.

These contractual provisions, which remain in place despite the event of default, prevent the recognition of a sale under ASC 606 as control has not passed to the Ship Finance SPV's. As a result, these leases are accounted for as failed sale and leaseback transactions and the rigs remain within "Drilling Units" in the Consolidated Balance Sheet of Seadrill.
With the financial liabilities relating to the leasing arrangements no longer eliminated on consolidation, these financial liabilities were initially reclassified at carrying values of $933 million to related party payables by virtue of Hemen's significant influence over Ship Finance. As the recognition of this related party payable upon deconsolidation is considered a remeasurement event (post-deconsolidation initial recognition), the liabilities were remeasured to an aggregate fair value of $424 million. The gain of $509 million is recognized in the Consolidated Statement of Operations. Along with this there was a subsequent amortization of the discount of debt of $2 million, for the period ended December 31, 2020.
The balance sheet of the VIEs on a stand-alone basis at December 31, 2019 was as follows:

(In $ millions)	December 31, 2019
Cash and cash equivalents	22
Investment in finance lease	972
Total assets of the VIEs	994

Short-term interest bearing debt	48
Long-term interest bearing debt	550
Other liabilities	5
Short-term amounts due to related parties	12
Long-term debt due to related parties (1)	239
Total liabilities of the VIEs	854
Equity of the VIEs	140
(1) Long-term debt due to related parties is as follows:

(In $ millions)	December 31, 2019
Debt principal outstanding	314
Debt discount	(75)
Trading liability positions held against long-term loan	—
Long-term loan due to related parties	239
Variable Interest Entities - Not the primary beneficiary
Seadrill and Northern Ocean established a new company to act as rig operator for Northern Ocean’s rigs (“Seadrill Northern Operations Ltd” or “Northern Ocean VIE”). This company is a legal subsidiary of Seadrill but is consolidated by Northern Ocean under the variable interest consolidation model. Seadrill provides management and crewing services to the Northern Ocean VIE and charges a fee for doing so.
Our maximum exposure to the VIE is a receivable of $142 million (December 31, 2019: $60 million). Refer to Note 32 - "Related party transactions".
We have guarantees to Northern Ocean of $100 million (December 31, 2019: $100 million) that are covered by an indemnity. Refer to - Note 35 – "Commitments and contingencies".

Note 37 - Supplementary cash flow information
The table below summarizes the non-cash investing and financing activities relating to the periods presented:

	Successor			Predecessor
(In $ millions)	Year ended December 31, 2020	Year ended December 31, 2019	Period from July 2, 2018 through December 31, 2018	Period from January 1, 2018 through July 1, 2018
Non-cash investing activities
Proceeds from sale of West Epsilon rig (1)	12	—	—	—
Non-cash financing activities
Repayment of debt following sale of West Epsilon rig (1)	(12)	—	—	—

(1)During September 2020, the West Epsilon was sold for net proceeds of $12 million. The proceeds were paid directly to the banks as an early repayment against our external debt.
Note 38 – Subsequent events
Filing for Chapter 11 Protection
On February 10, 2021, we filed petition for reorganization in a voluntary bankruptcy under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas in respect of Seadrill Limited and its consolidated subsidiaries with the exceptions of Seadrill New Finance Limited and its subsidiaries. On February 7, 2021 we filed the Chapter 11 cases separately for Seadrill GCC Operations Ltd, Asia Offshore Limited, Asia Offshore Rig 1 Limited, Asia Offshore Rig 2 Limited and Asia Offshore Rig 3 Limited.
As part of the Chapter 11 Proceedings, we were granted "first day" relief to enable day-to-day operations of the Seadrill Group to continue as usual. Specifically, the relief included the authority to pay key trade creditors and employee wages and benefits without change or interruption and we expect we will pay all suppliers and vendors in full under normal terms for goods and services provided during the Chapter 11 Proceedings.
The Chapter 11 Proceedings are opened to facilitate a balance sheet restructuring which will enable Seadrill Limited to continue to operate its modern fleet of drilling units. We expect that the Chapter 11 reorganization will lead to significant equitization of our debt and result in minimal or no recovery for current shareholders. Seadrill Limited has commenced parallel liquidation proceedings in Bermuda and on February 12, 2021, the Bermuda Supreme Court ordered the appointment of Joint Provisional Liquidators under Bermuda law to oversee the Chapter 11 Proceedings together with the Board of Directors of the Company. This is a non-adjusting event and therefore there has been no impact on the financial statements for the year ended December 31, 2020.
Seadrill Partners
On February 3, 2021 Seadrill Partners entered into a management agreement with Energy Drilling to maintain, market and operate the Seadrill Partners owned tender rigs T-15, T-16 and West Vencedor. The agreement started a 90-day transition period of services provided from Seadrill Limited to Energy Drilling.
On February 10, 2021 we received notification that Seadrill Partners have submitted a motion for the approval of a new framework agreement with Vantage Drilling for certain rigs in the Seadrill Partners Fleet.
Forbearance agreement Senior Secured Notes
On January 15, 2021 we determined not to make the semi-annual 4% cash interest payment due to the senior secured note holders. This constituted an additional event of default.
On February 11, 2021, Seadrill entered into a forbearance agreement with holders of the Senior Secured Notes. Pursuant to the forbearance agreement, the consenting creditors have agreed not to exercise any enforcement rights for the semi-annual 4% cash interest payment, which was due to the senior secured note holders on 15 January 2021 in respect but not paid, until 24 February 2021.On February 23, 2021, this forbearance agreement was extended to March 10, 2021, and then extended again on March 9, 2021, to March 24, 2021, unless otherwise cancelled.
West Taurus lease arrangement
On February 12, 2021, we filed an order of rejection of the lease contract with respect to the West Taurus and consequently the lease has been rejected. We expect to hand over the West Taurus rig to Ship Finance in April 2021. Seadrill is responsible for the rig costs up until the delivery of the rig. The handover of West Taurus will result in reduction of our fleet to 33 drilling units.