Form 20-F
period 2021-12-31
Seadrill Ltd
filed 2022-04-29
CIK 1737706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ____ to ____

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-39327

SEADRILL LIMITED
(Exact name of Registrant as specified in its charter)

Bermuda
(Jurisdiction of incorporation or organization)

Park Place, 55 Par-la-Ville Road, Hamilton HM 11, Bermuda
(Address of principal executive offices)

Karen Crowe Park Place, 55 Par-la-Ville Road, Hamilton HM 11, Bermuda Tel: +1 (441) 242-1500
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol	Name of exchange on which registered

None	None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Common shares $0.01 par value

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As at December 31, 2021, there were 100,384,435 common shares, par value $0.10 per share, of the Registrant’s common shares issued and outstanding.
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

☒ U.S. GAAP

☐ International Financial Reporting Standards as issued by the International Accounting Standards Board

☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.

☐ Item 17

☐ Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☒ Yes	☐ No

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

This annual report and any other written or oral statements that reflect the Company's current views with respect to future events and financial and operational performance. All statements other than statements of historical facts included in the annual report, including, but not limited to, statements relating to the Company's financial position, the risks specific to the Company's business, the strengths of the Company, business strategy and the implementation of strategic initiatives, as well as other statements relating to the Company's future business development and financial performance, are forward-looking statements.

These forward-looking statements can often, but not necessarily, be identified by the use of forward-looking terminology, including the terms "assumes", "projects", "forecasts", "estimates", "expects", "anticipates", "believes", "plans", "intends", "may", "might", "will", "would", "can", "could", "should" or, in each case, their negative, or other variations or comparable terminology.

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

In addition to these important factors and matters discussed elsewhere in this annual report, and in the documents incorporated by reference to this report, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•our ability to maintain relationships with suppliers, customers, employees and other third parties following emergence from the Chapter 11 Proceedings;
•our ability to maintain and obtain adequate financing to support our business plans following emergence from the Chapter 11 Proceedings;
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
•our ability to attract and retain skilled personnel on commercially reasonable terms, whether due to labor regulations, unionization, or otherwise;
•internal control risk due to significant employee reductions;
•regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activity, changing taxation policies, the impact of global climate change or air emissions and other forms of government regulation and economic conditions that are beyond our control;
•the level of expected capital expenditures, our expected financing of such capital expenditures, and the timing and cost of completion of capital projects;
•fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or U.S. monetary policy;
•future losses generated from investments in associated companies or receivable balances held with associated companies;
•tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, including those associated with our activities in Bermuda, Brazil, Norway, the United Kingdom, the United Arab Emirates, Nigeria, Mexico, and the United States;
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

We qualify all of our forward-looking statements by these cautionary statements. See Item 3.D - "Risk Factors". You should read this report and the documents that we have filed as exhibits to this report completely and with the understanding that our actual future results may be materially different from our expectations.

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
References to the term “Successor” refers to the financial position and results of operations of Seadrill after February 22, 2022. This is also applicable to terms “Seadrill”, “the Group”, “we”, “us”, “our”, “the Company” or “our Business” in context of events after emergence from Chapter 11 Proceedings on February 22, 2022.
References to the term “Predecessor” refers to the financial position and results of operations of Seadrill prior to, and including, February 22, 2022. This is also applicable to terms “Seadrill”, “the Group”, “we”, “us”, “our”, “the Company” or “our Business” in context of events before emergence from our Chapter 11 Proceedings on February 22, 2022.
Unless otherwise indicated or the context otherwise requires, references in this report to the terms below have the following meanings:
•“AOD” means Asia Offshore Drilling Limited, an exempted company limited by shares incorporated under the laws of Bermuda with registration number 44712.
•"Archer" means Archer Limited, a global oilfield service company that specializes in drilling and well services. Our held for sale subsidiary, NSNCo, has a 15.7% ownership interest in the company.
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
•“Effective Date” means the date of the Debtors’ emergence from bankruptcy proceedings in accordance with the terms and conditions of the Plan on February 22, 2022;
•“Euronext Expand” means the Norwegian Euronext Expand market of the Oslo Stock Exchange;
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
•"NOL" means Northern Ocean Ltd, listed on the Norwegian Over The Counter under the trading symbol "NOL";
•"Northern Drilling" means both NODL and NOL;
•“NSNCo” means Seadrill New Finance Limited, an exempted company limited by shares incorporated under the laws of Bermuda with registration number 53541, formed in connection with the Previous Chapter 11 Proceedings and the issuer of the Senior Secured Notes;
•“NSNCo Plan” means the Chapter 11 Plan of Reorganization filed with the Bankruptcy Court on January 11, 2022, and confirmed by the Bankruptcy Court on January 12, 2022;
•“NYSE” means the New York Stock Exchange;
•“Old Seadrill Limited” or the “Predecessor Company” means Seadrill Limited, an exempted company limited by shares incorporated under the laws of Bermuda with registration number 36832. Old Seadrill Limited was the parent company of Seadrill prior to its emergence from bankruptcy in 2018;

•“OSE” means the Oslo Stock Exchange;
•“Plan” means the Plan of Reorganization, what was filed with the Bankruptcy Court on July 18, 2021 and confirmed by the Bankruptcy Court on October 26, 2021;
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
•“Seabras Sapura” refers to our joint venture with Sapura Energy. We refer to our investments in Seabras Sapura Participacoes SA and Seabras Sapura Holding GmbH together as “Seabras Sapura”.
•“Seadrill Partners” means Seadrill Partners, LLC, a limited liability company formed under the Laws of the Republic of The Marshall Islands with registration number 962166;
•“SeaMex” means SeaMex Limited, a limited liability company formed under the Laws of Bermuda with registration number 48115;
•“Senior Secured Notes” means the Senior Secured Notes issued by NSNCo in connection with the Previous Chapter 11 Proceedings, as amended by the NSNCo Plan;
•"Shares" means common shares, par value $0.01 per share, of Seadrill Limited;
•"SFL" means SFL Corporation Ltd, formerly Ship Finance International Limited;
•"SFL SPVs" refer to the legal subsidiaries of SFL Corporation Ltd that own the semi-submersible rigs West Taurus and West Hercules and the jack-up rig West Linus. These companies were consolidated by Seadrill until December 15, 2020;
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

A.SELECTED FINANCIAL DATA
Our selected Statement of Operations and other financial data with respect to the fiscal years ended December 31, 2021, 2020 and 2019 and our selected balance sheet data as at December 31, 2021 and 2020 have been derived from our Consolidated Financial Statements included in Item 18 of this annual report, or the Consolidated Financial Statements, which have been prepared in accordance U.S. GAAP.
The following table should be read in conjunction with Item 5 - “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and notes thereto, which are included herein. Our Consolidated Financial Statements are maintained in U.S. dollars. We refer you to the notes to the Consolidated Financial Statements for a discussion of the basis on which the Consolidated Financial Statements are prepared, and we draw your attention to the statement regarding the application of fresh start accounting as described in Note 1 - "General information" to the Consolidated Financial Statements included herein.

The below table summarizes certain line items from the Consolidated Statements of Operations for the last three fiscal years.

(In $ millions except common share and per share data)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Statement of Operations Data:
Total operating revenues	1,008	1,059	1,388
Net operating loss	(157)	(4,482)	(295)
Loss from continuing operations	(592)	(4,448)	(720)
Income/(loss) from discontinued operations	5	(215)	(502)
Net loss	(587)	(4,663)	(1,222)
Basic/diluted loss per share from continuing operations	(5.90)	(44.29)	(7.16)
Basic/diluted loss per share	(5.85)	(46.43)	(12.18)
The below table summarizes certain line items from the consolidated balance sheets for the last three fiscal years.

(In $ millions except common share and per share data)	December 31,
	2021	2020	2019
Balance Sheet Data (at end of period):
Cash and cash equivalents, including restricted cash	535	659	1,305
Drilling units	1,777	2,120	6,401
Investment in associated companies	27	24	24
Assets held for sale	1,103	685	1,001
Total assets	3,879	3,961	9,279
Long-term debt (including current portion)	—	5,662	6,147
Liabilities associated with assets held for sale	948	546	503
Common share capital	10	10	10
Total (deficit)/equity	(3,716)	(3,140)	1,793
Common shares outstanding (in millions)	100	100	100
Weighted average common shares outstanding (in millions)	100	100	100
The below table summarizes certain line items from the consolidated cashflow statements for the last three fiscal years.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Statement of Cash Flows data:
Operating cash flows	(154)	(420)	(256)
Investing cash flows	37	(32)	(26)
Financing cash flows	—	(163)	(367)

B.CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.RISK FACTORS

Our assets are primarily engaged in offshore contract drilling for the oil and gas industry in benign and harsh environments worldwide, including ultra-deepwater environments. The following risks principally relate to the industry in which we operate and our business in general. Other risks relate principally to the market for and ownership of our securities and our emergence from bankruptcy. The occurrence of any of the events described in this section could materially and negatively affect our business, financial condition, operating results, cash available for the payment of dividends or the trading price of our Shares. Unless otherwise indicated, all information concerning our business and our assets is as of December 31, 2021. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

SUMMARY OF RISK FACTORS

Risks Relating to Our Emergence from Bankruptcy
• We recently emerged from bankruptcy, which may adversely affect our business and relationships.
•     Our actual financial results after emergence from bankruptcy may not be comparable to our historical financial information as a result of the implementation of the Plan and the transactions contemplated thereby.
•    Because our Consolidated Financial Statements will reflect fresh start accounting adjustments made upon emergence from bankruptcy, financial information in our future financial statements will not be comparable to Seadrill’s financial information from prior periods.
•     We may be subject to claims that were not discharged in the bankruptcy proceedings, which could have a material adverse effect on our operating results and profitability.
•     Upon emergence from bankruptcy, the composition of our board of directors changed significantly.

Risks Relating to Our Company and Industry
•    The success and growth of our business depend on the level of activity in the offshore oil and gas industry generally, and the drilling industry specifically, which are both highly competitive and cyclical, with intense price competition and volatility.
•    Historical downturns in activity in the oil and gas drilling industry has had an adverse impact on our business and operating results, and any future downturn or volatile market conditions is likely to adversely impact our business and operating results.
•     Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted.
•     Our contract backlog for our fleet of drilling units may not be realized.
•     We may not be able to renew or obtain new and favorable contracts for our drilling units whose contracts have expired or have been terminated.
•     The market value of our drilling units may decrease.
•     Our business and operations involve numerous operating hazards, and in the current market we are increasingly required to take additional contractual risk in our customer contracts and we may not be able to procure insurance to adequately cover potential losses.
•     We rely on a small number of customers and our operating results could be materially adversely affected if any of our major customers fail to compensate us for our services or if we lose a significant customer contract.
•     Some of our drilling contracts contain fixed terms and day-rates, and consequently we may not fully recoup our costs in the event of a rise in expenses, including reactivation, operating and maintenance costs.
•     We may be unable to obtain, maintain, and/or renew permits necessary for our operations or experience delays in obtaining such permits including the class certifications of rigs.
•     The international nature of our operations involves additional risks including foreign government intervention in relevant markets, for example in Brazil.
•     Compliance with, and breach of, the complex laws and regulations governing international trade could be costly, expose us to liability and adversely affect our operations.
•     We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.
•     Failure to comply with international anti-corruption legislation, including the U.S. Foreign Corrupt Practices Act 1977 or the U.K. Bribery Act 2010, could result in fines, criminal penalties, damage to our reputation and drilling contract terminations.
•     If our drilling units are located in or connected to countries that are subject to, or targeted by, economic sanctions, export restrictions, or other operating restrictions imposed by the United States, the United Kingdom, European Union or other governments, our reputation and the market for our debt and Shares could be adversely affected.
•     We have suffered, and may continue to suffer, losses through our investments in other companies in the offshore drilling and oilfield services industry, which could have a material adverse effect on our business, financial condition, operating results and cash flows.
•     Our ability to operate our drilling units in the U.S. Gulf of Mexico could be impaired by governmental regulation, particularly in the aftermath of the moratorium on offshore drilling in the U.S. Gulf of Mexico, and regulations adopted as a result of the investigation into the Macondo well blowout.
•     Failure to obtain or retain highly skilled personnel, and to ensure they have the correct visas and permits to work in the locations in which they are required, could adversely affect our operations.

•     Labor costs and our operating restrictions that apply could increase following collective bargaining negotiations and changes in labor laws and regulations.
•     Climate change and the regulation of greenhouse gases could have a negative impact on our business.
•     Our drilling contracts with national oil companies may expose us to greater risks than we normally assume in drilling contracts with non-governmental customers.
•     The coronavirus, or COVID-19, pandemic has affected and may materially adversely affect, and any future outbreak of any other highly infectious or contagious diseases may materially adversely affect, our operations and our financial performance and condition, operating results and cash flows.

Risks Relating to Our Shareholders
•The price of the Shares may be volatile or may decline regardless of our operating performance, and investors may not be able to resell the Shares at or above their initial purchase price.
•     The market price of our Shares has fluctuated widely and may fluctuate widely in the future.
•     Substantial sales of or trading in the Shares could occur, which could cause the share price to be adversely affected.
•     We may pay little or no dividends on the Shares.
•     U.S. tax authorities may treat us as a “passive foreign investment company” for U.S. federal income tax purposes, which may have adverse tax consequences for U.S. shareholders.
•     Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have.
•     We are not listed on any U.S. national securities exchange, which could affect the ability of U.S. shareholders to resell their Shares or affect liquidity or price.
•     Our Bye-Laws limit shareholders’ ability to bring legal action against its officers and directors.
•     Investors with Shares registered in a nominee account will need to exercise voting rights through their nominee.

General Risk Factors
•The economic effects of “Brexit” may affect relationships with existing and future customers and could have an adverse impact on our business and operating results.
•     We may recognize impairments on long-lived assets, including goodwill and other intangible assets, or recognize impairments on our equity method investments.
•     Interest rate fluctuations could affect our earnings and cash flows.
•     The transition away from LIBOR may adversely affect our cost to obtain financing and cause our debt service obligations to increase significantly.
•     Fluctuations in exchange rates and the non-convertibility of currencies could result in losses to us.
•     A change in tax laws in any country in which we operate could result in higher tax expense.
•     A loss of a major tax dispute or a successful tax challenge to our operating structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries could result in higher taxes on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.
• Legislation enacted in Bermuda as to Economic Substance many affect our operations.
•     We may be subject to litigation, arbitration, other proceedings and regulatory investigations that could have an adverse effect on us.
•     If we fail to comply with requirements relating to internal control over financial reporting our business could be harmed and our Share price could decline.
•     Data protection and regulations related to privacy, data protection and information security could increase our costs, and our failure to comply could result in fines, sanctions or other penalties, which could materially and adversely affect our operating results, as well as have an impact on our reputation.

Risks related to Our Emergence from Bankruptcy

We recently emerged from bankruptcy, which may adversely affect our business and relationships. We cannot be certain that the bankruptcy proceeding will not adversely affect our operations going forward.
We operated in bankruptcy from February 7, 2021 (with respect to certain of our subsidiaries) or February 10, 2021 to February 22, 2022. It is possible that our having filed for bankruptcy and our recent emergence from bankruptcy may adversely affect our business and relationships with customers, vendors, contractors or employees. Due to uncertainties, many risks exist, including the following:
• key customers may terminate their relationships with us or require additional financial assurances or enhanced performance from us;
• our ability to renew existing contracts and compete for new business may be adversely affected;
• our ability to attract, motivate and/or retain key executives may be adversely affected; and
• competitors may take business away from us, and our ability to attract and retain customers may be negatively impacted.
The occurrence of one or more of these events could have a material and adverse effect on our operations, financial condition and reputation. We cannot assure you that having been subject to bankruptcy protection will not adversely affect our operations in the future.

Our actual financial results may differ substantially from the projected financial information prepared for the bankruptcy proceedings.
In connection with the disclosure statement we filed with the Bankruptcy Court, and the hearing to consider confirmation of the Plan, we prepared projected financial information to demonstrate to the Bankruptcy Court the feasibility of the Plan and our ability to continue operations upon our emergence from bankruptcy. Those projections were prepared solely for the purpose of bankruptcy proceedings and have not been, and will not be, updated on an ongoing basis and should not be relied upon by investors. At the time they were prepared, the projections reflected numerous assumptions concerning our anticipated future performance with respect to prevailing and anticipated market and economic conditions that were and remain beyond our control and that may not materialize. Projections are inherently subject to substantial and numerous uncertainties and to a wide variety of significant business, economic and competitive risks and the assumptions underlying the projections and/or valuation estimates may prove to be wrong in material respects. Actual results may vary significantly from those contemplated by the projections. As a result, investors should not rely on these projections.
Because our Consolidated Financial Statements will reflect fresh start accounting adjustments made upon emergence from bankruptcy, financial information in our future financial statements will not be comparable to Seadrill’s financial information from prior periods.
Upon emergence from Chapter 11 Proceedings, on February 22, 2022, we adopted fresh start accounting in accordance with the provisions set forth in ASC 852, Reorganizations. Adopting fresh start accounting results in a new financial reporting entity with no retained earnings or deficits brought forward. Upon the adoption of fresh start accounting, our assets and liabilities were recorded at their fair values which differ materially from the recorded values of our assets and liabilities as reflected in the Predecessor historical Consolidated Balance Sheets. Thus, our future Consolidated Balance Sheets and Statements of Operations will not be comparable in many respects to Consolidated Balance Sheets and Statements of Operations data for periods prior to adoption of fresh start accounting. You will not be able to compare information reflecting our post-emergence Consolidated Financial Statements to information for periods prior to emergence from bankruptcy, without adjusting for fresh start accounting. The lack of comparable historical information may discourage investors from purchasing our Shares. Additionally, the financial information contained in this annual report on Form 20-F may not be indicative of future financial information.
We may be subject to claims that were not discharged in the bankruptcy proceedings, which could have a material adverse effect on our operating results and profitability.
Substantially all the material claims against the Debtors that arose prior to the date of the bankruptcy filing were addressed during the Chapter 11 Proceedings or were resolved in connection with the Plan and the order of the Bankruptcy Court confirming the Plan. However, we may be subject to claims that were not discharged in the Chapter 11 Proceedings. Circumstances in which claims and other obligations that arose prior to the bankruptcy filing that were not discharged primarily relate to certain actions by governmental units under police power authority, where we have agreed to preserve a claimant’s claims, as well as, potentially, instances where a claimant had inadequate notice of the bankruptcy filing. In addition, except in limited circumstances, claims against non-debtor subsidiaries, are generally not subject to discharge under the Bankruptcy Code. To the extent any pre-filing liability remains, the ultimate resolution of such claims and other obligations may have a material adverse effect on our operating results, profitability and financial condition.
Upon emergence from bankruptcy, the composition of our board of directors changed significantly.
The composition of our board of directors changed significantly upon emergence from bankruptcy. Our new board is comprised of the following members: Julie Johnson Robertson, Mark McCollum, Karen Dyrskjot Boesen, Jean Cahuzac, Jan Kjaervik, Andrew Schultz and Paul Smith. While we expect to engage in an orderly transition process as we integrate newly appointed board members, our new board of directors may change views on strategic initiatives and a range of issues that will determine the future of the Company. As a result, the future strategy and plans of the Company may differ materially from those of the past.

Risks Relating to Our Company and Industry

The success and growth of our business depend on the level of activity in the offshore oil and gas industry generally, and the drilling industry specifically, which are both highly competitive and cyclical, with intense price competition and volatility.
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
• export licensing requirements impacting the ability to export equipment to or from certain countries;
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
Decreases in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, have in the past been shown to negatively affect us and could negatively affect our future performance.
As an example of the volatility in oil prices, Brent fell to $9 a barrel in April 2020 before a recovery in oil and gas prices toward the end of 2020 and through 2021, with Brent reaching $78 a barrel on December 31, 2021, and increasing to over $100 in 2022. However, there is no guarantee that the oil and gas price recovery will be sustained. Prices can continue to fluctuate and there may be longer periods of lower prices. The supply of rigs in the market has, as a result of longer periods of significant fluctuations in oil and gas prices, continued to outweigh the demand. This trend may continue, and therefore have a damping effect on utilization levels and dayrates.
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
Competitive pressures and other factors may result in significant price competition, particularly during industry downturns, which could have a material adverse effect on our operating results and financial condition.

Historical downturns in activity in the oil and gas drilling industry has had an adverse impact on our business and operating results, and any future downturn or volatile market conditions is likely to adversely impact our business and operating results.
The oil and gas drilling industry is cyclical but has been in a prolonged down cycle since 2014 and uncertainty remains around the timing and speed of any increase in oil demand, although various industry forecasts anticipate oil demand to recover to pre-pandemic levels in 2022.
If we are unable to secure contracts for our drilling units upon the expiration of our existing contracts, we may stack our units. When idled or stacked, drilling units do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items. As of December 31, 2021, we had 0 “warm stacked”, which means the rig is kept operational and ready for redeployment, and maintains most of its crew, 10 “cold stacked” units (2 of which are future contracted), which means the rig is stored in a harbor, shipyard or a designated offshore area, and the crew is reassigned to an active rig or dismissed. Without new drilling contracts or additional financing being available when needed or available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional drilling unit acquisitions or otherwise take advantage of business opportunities as they arise.
During volatile market conditions or expected downturns, our customers may also seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, resulting in lower revenue. Our inability, or the inability of our customers to perform, under our or their contractual obligations may have a material adverse effect on our financial position, operating results and cash flows.
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
We depend on our customers’ willingness and ability to fund operating and capital expenditures to explore, develop and produce oil and gas, and to purchase drilling and related equipment. There has historically been a strong link between the development of the world economy and the demand for energy, including oil and gas. The world economy is currently facing a number of challenges. Concerns persist regarding the debt burden of certain European countries and their ability to meet future financial obligations and the overall stability of the euro. Further, the COVID-19 outbreak has had numerous effects on the global economy and has caused a global economic downturn. While effective vaccination campaigns have supported economic recovery, existing outbreaks and associated restrictions still have an impact on the world economy. A renewed period of adverse development in the outlook for the financial stability of European countries, or market perceptions concerning these and related issues, could reduce the overall demand for oil and natural gas and for our services and thereby could affect our financial position, operating results and cash available for distribution. In addition, turmoil and hostilities in the Ukraine, Korea, the Middle East, North Africa and other geographic areas and countries are adding to the overall risk picture.
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
A portion of the credit under our secured credit facilities is provided by European banking institutions. If economic conditions in Europe preclude or limit financing from these banking institutions, we may not be able to obtain financing from other institutions on terms that are acceptable to us, or at all, even if conditions outside Europe remain favorable for lending.
An extended period of adverse development in the outlook for the world economy could also reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our operating results and cash flows beyond what might be offset by the simultaneous impact of possibly higher oil and gas prices.
Our business is capital intensive and, to the extent we do not generate sufficient cash from operations, we may need to raise additional funds through public or private debt or equity offerings to fund our capital expenditures. Our ability to access the capital markets may be limited by the terms of our secured credit facilities, our financial condition at the time, by changes in laws and regulations or interpretations thereof and by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. An extended period of deterioration in outlook for the world economy could reduce the overall demand for our services and could also adversely affect our ability to obtain financing on terms acceptable to us or at all.
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
If our lenders and other debt holders are not confident that we are able to employ our assets, we may be unable to secure replacement or additional financing, or amendments to our existing secured credit facilities, on terms acceptable to us or at all.

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
Our substantial indebtedness could have significant adverse consequences for an investment in us and on our business, financial condition and future prospects, including the following:
• we may not be able to satisfy our financial obligations under our indebtedness and our contractual and commercial commitments;
• we may not be able to obtain financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes;
• less leveraged competitors could have a competitive advantage because they have lower debt service requirements and, as a result, we may not be better positioned to withstand economic downturns;
• we may be less able to take advantage of significant business opportunities and to react to changes in market or industry conditions than our competitors and our management’s discretion in operating our business may be limited; and
• other factors described below.
If for any reason we are unable to meet our debt service and repayment obligations under our secured credit facilities, we would be in default under the terms of the agreements governing such facilities, which may allow our lenders at that time to declare all such indebtedness then outstanding to be immediately due and payable. This may in turn trigger cross-acceleration or cross-default rights under certain of our other agreements. Under these circumstances, if the amounts outstanding under our existing and future credit facilities or other debt agreements were to be accelerated, or were the subject of foreclosure actions, we cannot assure you that our assets would be sufficient to repay in full the money owed to our lenders or to our other creditors. Furthermore, if our assets are foreclosed upon, we will not have any income-producing assets left, and, as such, we may not be able to generate any cash flow in the future.
The covenants under our secured credit facilities impose operating and financial restrictions on us that could significantly impact our ability to operate our business and a breach of which could result in a default under the terms of these agreements, which could accelerate our repayment of funds that we have borrowed.
The terms of our secured credit facilities impose, and future financial obligations may impose, operating and financial restrictions on us. These restrictions may prohibit or otherwise limit our ability to fund our operations or capital needs or to undertake certain other business activities or transactions without consent of the requisite debt holders, which in turn may adversely affect our financial condition. These restrictions include but are not limited to:
• executing other financing arrangements or incurring other indebtedness;
• incurring or guaranteeing additional indebtedness;
• creating or permitting liens on our assets;
• selling our drilling units or the shares of our subsidiaries;
• making investments or acquisitions;
• changing the general nature of our business;
• a prohibition on paying dividends to our shareholders and restrictions on making other types of restricted payments;
• changing the management and/or ownership of the drilling units; and
• making certain capital expenditures.
These restrictions may affect our ability to compete effectively with our competitors to the extent that they are subject to less onerous restrictions. The interests of our lenders and other debt holders may be different from the Company’s and we may not be able to obtain their consent when beneficial for our business, which may impact our performance or our ability to obtain replacement or additional financing and/or make certain investments or acquisitions in the future. In addition, the profile of our lenders has changed since emergence from the Chapter 11 Proceedings, with the replacement of certain relationship banks by lenders whose focus may be different in nature. The new profile of our lenders may make it more difficult for us to obtain lender consents when beneficial to our business or otherwise obtain waivers or other consents or approvals which may be required from time to time.
While our lenders under our secured credit facilities benefit from and share in the same security, their interests may not necessarily be aligned, and they may therefore have different views on some or all matters. This may make it more difficult for us to obtain lender consents when beneficial to our business or otherwise obtain waivers or other consents or approvals which may be necessary from time to time.
Following emergence from Chapter 11 Proceedings on the Effective Date, with exception of minimum liquidity requirements, we are exempt from financial covenants until September 30, 2023. Thereafter, in addition to minimum liquidity requirements, we are required to maintain and satisfy certain financial ratios and covenants relating to gross and net leverage. Breach of financial covenants may result in a default under the terms of these agreements, which could accelerate our repayment of funds that we have borrowed.

The time that we spent subject to Chapter 11 Proceedings has utilized some of the period for which we were able to negotiate financial covenant flexibility and reduced the period outside of Chapter 11 Proceedings during which the financial covenants are disapplied.
Certain of our affiliated or related companies may be unable to service their debt requirements and comply with the provisions contained in their debt agreements.
The failure of certain of the Company’s affiliated or related companies to service their debt requirements and comply with the provisions contained in their debt agreements may lead to an event of default under such agreements, which may have a material adverse effect on Seadrill.
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
Under certain circumstances our contracts may permit customers to terminate contracts early without the payment of any termination fees, as a result of non-performance, periods of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events beyond our control. In addition, national oil company customers may have special termination rights by law. During periods of challenging market conditions, we may be subject to an increased risk of our customers seeking to repudiate their contracts, including through claims of non-performance. Our customers may seek to renegotiate their contracts with us using various techniques, including threatening breaches of contract and applying commercial pressure, resulting in lower revenue or the cancellation of contracts with or without any applicable early termination payments.
Reduced dayrates in our customer contracts and cancellation of drilling contracts (with or without early termination payments) may adversely affect our financial performance and lead to reduced revenues from operations.
Our contract backlog for our fleet of drilling units may not be realized.
As at December 31, 2021, our contract backlog was approximately $2.2 billion, excluding the backlog attributable to the West Linus which was returned to SFL in early 2022. The contract backlog presented in this annual report on Form 20-F and our other public disclosures is only an estimate. The actual amount of revenues earned and the actual periods during which revenues are earned will be different from the contract backlog projections due to various factors, including shipyard and maintenance projects, downtime and other events within or beyond our control. In addition, we or our customers may seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, such as the current environment, resulting in lower revenue. In some instances, contracts provide for a customer to terminate a drilling contract prematurely for convenience on payment of an early termination fee. However, this fee may not adequately compensate us for the loss of this drilling contract. Our inability, or the inability of our customers, to meet contractual obligations may have a material adverse effect on our financial position, operating results and cash flows.
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
As at December 31, 2021, we had 14 owned operating units, zero warm-stacked units and 10 cold-stacked units. The five SeaMex rigs are included within our discontinued operations held for sale and have been classified as managed rigs. Of the 14 operating and two future contracted units we expect seven to become available in 2022 and nine thereafter. Our ability to renew contracts or obtain new contracts will depend on our customers and prevailing market conditions, which may vary among different geographic regions and types of drilling units.
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

If we are unable to secure contracts for our drilling units upon the expiration of our existing contracts, we may continue to idle or stack our units. When idled or stacked, drilling units do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items. As at December 31, 2021 we had 0 units “warm stacked,” which means the rig is kept operational and ready for redeployment, and maintains most of its crew, and 10 units “cold stacked,” which means the rig is stored in a harbor, shipyard or a designated offshore area, and the crew is reassigned to an active rig or dismissed. Please see “Some of our drilling contracts contain fixed terms and day-rates, and consequently we may not fully recoup our costs in the event of a rise in expenses, including operating and maintenance costs” for more information.
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
If drilling unit values fall significantly, we may have to record an impairment adjustment in our Consolidated Financial Statements, which could adversely affect our financial results and condition. For more information, see “Historical downturns in activity in the oil and gas drilling industry has had an adverse impact on our business and operating results, and any future downturn or volatile market conditions is likely to adversely impact our business and operating results”.
Our business and operations involve numerous operating hazards, and in the current market we are increasingly required to take additional contractual risk in our customer contracts and we may not be able to procure insurance to adequately cover potential losses.
Our operations are subject to hazards inherent in the drilling industry, such as blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch-throughs, cratering, fires, explosions and pollution. Contract drilling and well servicing requires the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers and/or third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental or natural resource damage, claims by third parties and/or customers, investigations and other proceedings by regulatory authorities which may involve fines and other sanctions, and suspension of operations. Our offshore fleet is also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, damage from severe weather (which may be more acute in certain areas where we operate) and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. We customarily provide contract indemnification to our customers for claims relating to damage to or loss of our equipment, including rigs and claims relating to personal injury or loss of life.
Damage to the environment or natural resources could also result from our operations, particularly through spillage of fuel, lubricants or other chemicals and substances used in drilling operations or uncontrolled fires. We may also be subject to property, environmental, natural resource, personal injury, and other legal claims and/or injunctions by private parties, including oil and gas companies, as well as administrative, civil, and/or criminal penalties or injunctions by government authorities.
Our insurance policies and contractual rights to indemnification may not adequately cover losses, and we do not have insurance coverage or rights to indemnity for all risks. Consistent with standard industry practice, our customers generally assume, and indemnify us against certain risks, for example, well control and subsurface risks, and we generally assume, and indemnify against, above surface risks (including spills and other events occurring on our rigs). Subsurface risks indemnified by our customers generally include risks associated with the loss of control of a well, such as blowout or cratering or uncontrolled well-flow, the cost to regain control of or re-drill the well and associated pollution. However, there can be no assurances that these customers will tome third indemnification obligations to us regardless of the agreed contractual position. The terms of our drilling contracts vary based on negotiation, applicable local laws and regulations and other factors, and in some cases, customers may seek to cap indemnities or narrow the scope of their coverage, reducing our level of contractual protection and in turn exposing us to additional risks against which it may not be adequately insured.
In addition, a court, arbitrator, or other dispute resolution body may determine that certain indemnities or other terms in our current or future contracts are not enforceable. For example, in a decision in a case related to the fire and explosion that took place on the unaffiliated Deepwater Horizon Mobile Offshore Drilling Unit in the Gulf of Mexico in April 2010, or the Deepwater Horizon Incident (to which we were not a party), a U.S. District Court invalidated certain contractual indemnities under a drilling contract governed by U.S. law. Further, pollution and environmental risks generally are not totally insurable. If a significant accident or other event occurs that is not fully covered by our insurance or an enforceable or recoverable indemnity from a customer, the occurrence could adversely affect our performance.
The amount recoverable under insurance, if any, may also be less than the related impact on enterprise value after a loss or not cover all potential consequences of an incident and include annual aggregate policy limits. As a result, we retain the risk through self-insurance for any losses in excess of these limits. Any such lack of reimbursement or suffering of loss in excess of such limits may cause us to incur substantial costs.
We may decide to retain more risk through self-insurance in the future. This self-insurance results in a higher risk of losses, which could be material, which are not covered by third-party insurance contracts. Specifically, we have at times in the past and have currently elected to self-insure for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico due to the excessive cost associated with such coverage and the mobility of the relevant rigs to avoid these windstorms. If we continue to elect to self-insure such risks again in the future and such windstorms cause significant damage to any rig and equipment we have in the U.S. Gulf of Mexico, it could have a material adverse effect on our financial position, operating results and cash flows.
No assurance can be made that we will be able to maintain adequate insurance in the future at rates that we consider reasonable, or that we will be able to obtain insurance against certain risks.
We rely on a small number of customers and our operating results could be materially adversely affected if any of our major customers fail to compensate us for our services or if we lose a significant customer contract.
Our contract drilling business is subject to the risks associated with having a limited number of customers for our services. For the year ended December 31, 2021, our five largest customers, ConocoPhillips, Equinor, Saudi Aramco, Lundin and Sonadrill accounted for approximately 60% of our revenues. In addition, mergers and acquisitions, or other forms of consolidation among oil and gas exploration and production companies will further reduce the number of available customers, which would increase the ability of potential customers to achieve pricing terms favorable to them. Our operating results could be materially adversely affected if any of our major customers fail to compensate us for our services or take actions outlined above. Please see “Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted” above for more information.
We are subject to risks of loss resulting from non-payment or non-performance by our customers and certain other third parties. Some of these customers and other parties may be highly leveraged and subject to their own operating and regulatory risks. If any key customers or other parties default on their obligations to us, our financial results and condition could be adversely affected. Any material non-payment or non-performance by these entities, other key customers or certain other third parties could adversely affect our financial position, operating results and cash flows.
Some of our drilling contracts contain fixed terms and dayrates, and consequently we may not fully recoup our costs in the event of a rise in expenses, including reactivation, operating and maintenance costs.
Our operating costs are generally related to the number of units in operation and the cost level in each country or region where the units are located. A significant portion of our operating costs may be fixed over the short term.
Some of our contracts have dayrates that are fixed over the contract term. To mitigate the effects of inflation on revenues from term contracts, most of our long-term contracts include escalation provisions. These provisions allow us to adjust the dayrates based on stipulated external cost indices. However, actual cost increases may result from events or conditions that do not cause correlative changes to the applicable indices, or relate to the indices at all. Furthermore, certain indices are updated annually, and therefore may be outdated at the time of adjustment. The adjustments are typically performed on an annual basis. For these reasons, the timing and amount awarded as a result of such adjustments may differ from our actual cost increases, which could adversely affect our financial performance. Some of our long-term contracts contain rate adjustment provisions based on market dayrate fluctuations rather than cost increases. In such contracts, the dayrate could be adjusted downward during a period when operating or other costs are rising, which could adversely affect our financial performance. In addition, our contracts typically contain provisions for either fixed or dayrate compensation during mobilization. These rates may not fully cover our costs of mobilization, and mobilization may be delayed, increasing our costs, without additional compensation from the customer, for reasons beyond or within our control.
We may incur varying levels of expenses relating to preparation for operations in connection with new assignments, including, but not limited to, the scope and length of the required preparations, whether the relevant unit is idle or stacked and reactivation is required, and the duration of the contractual period over which such expenditures are amortized.
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
In situations where our drilling units incur idle time between assignments, any ability to reduce the size of our crews on those drilling units is limited, as the crews will be engaged in preparing the unit for its next contract. When a unit faces longer idle periods, reductions in costs may not be immediate as some of the crew may be required to prepare drilling units for stacking and maintenance in the stacking period. Should units be idle for a longer period, we will seek to redeploy crew members who are not required to maintain the drilling unit to active rigs, to the fullest extent possible. However, there can be no assurance that we will be successful in reducing our costs in such cases.

Operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues. Operating revenues may fluctuate as a function of changes in supply of offshore drilling units and demand for contract drilling services. This could adversely affect our revenue from operations. For more information please see “The success and growth of our business depend on the level of activity in the offshore oil and gas industry generally, and the drilling industry specifically, which are both highly competitive and cyclical, with intense price competition and volatility”, “Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted” and “Our contract backlog for our fleet of drilling units may not be realized”.
Consolidation of suppliers and governmental regulation of suppliers may increase the cost of obtaining supplies or restrict our ability to obtain needed supplies.
We rely on certain third parties to provide supplies and services necessary to operate our offshore and onshore operations, including, but not limited to, drilling equipment suppliers, satellite and other electronic data and telecommunications providers, catering suppliers and machinery suppliers. There has been a reduction in the number of available suppliers in certain sectors, resulting in fewer alternatives for sourcing key supplies. With respect to certain items, such as blow-out preventers or "BOPs" and drilling packages, we are dependent on the original equipment manufacturer for repair and replacement of the item or its spare parts. Such consolidation may result in a shortage of supplies and services, thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time. These cost increases or delays could have a material adverse effect on our operating results and result in rig downtime, and delays in the repair and maintenance of our drilling rigs.

The COVID-19 pandemic has had an impact on most of our Supply Chain including challenges sourcing materials due to limited supply / restrictions in countries various areas leading to escalating costs and delivery times going out. Logistics is still challenging due to continued country restrictions, port congestion, and new regulatory country and client requirements.
Due to an increasing number of companies in the oil and gas drilling industry entering into Chapter 11 proceedings, or similar bankruptcy proceedings, there have been continued challenges with suppliers. Some suppliers have refused to support drilling companies due to the financial impact that multiple drilling companies have encountered with the Chapter 11 process. Drilling companies have faced suppliers reluctant to enter into agreements, more upfront demand for payment, increased costs as suppliers look to recover losses that they have incurred during past few years and their sub-tier suppliers seeing raw material cost escalations that are being passed up through the supply chain. There has been lower stocking and inventory levels with our core suppliers due to market uncertainty over the past 18 months, and many companies, having made lay-offs during the pandemic, are now short staffed and struggling to fill those positions with experienced workers.
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
Every offshore drilling unit is a registered marine vessel and must be “classed” by a classification society to fly a flag. The classification society certifies that the drilling unit is “in-class,” signifying that such drilling unit has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the drilling unit’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. Our drilling units are certified as being “in class” by the American Bureau of Shipping, or ABS, Det Norske Veritas and Germanisher Lloyd, or DNV GL, and the relevant national authorities in the countries in which our drilling units operate. If any drilling unit loses its flag status, does not maintain its class, fails any periodical survey or special survey and/or fails to satisfy any laws of the country of operation, the drilling unit will be unable to carry on operations and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in our secured credit facilities. Any such inability to carry on operations or be employed could have a material adverse impact on the operating results.
Certain jurisdictions in which we operate may impose flagging requirements for vessels operating in that jurisdiction. We received notification from the Transport General Authority of Saudi Arabia in October 2020 requiring all rigs operating in Saudi Arabian territorial waters to be registered under the Saudi Arabian flag by March 2021. Registration under the Saudi flag requires the rig owning entity to be at least 51% owned by a local entity, which may have significant adverse implications on the cost of operating the rigs in the Kingdom. In February 2021, the Transport General Authority granted a three-year grace period to comply with this requirement to all affected shipping companies in the Kingdom. Whilst we will be able to rely on the extension for the time being and continue to operate in the Kingdom provided current operating licenses are renewed in the normal course, we are assessing the impact of any future requirement to register under the flag of Saudi Arabia (including the local ownership requirements) on our ability to win future contracts in the Kingdom, and intend to continue to contest the requirement to register our rigs in the Kingdom. The situation in Saudi Arabia is difficult to predict and any inability to carry out operations in Saudi Arabia or any other jurisdiction as a result of our inability to comply with applicable laws and regulations might have an adverse effect on our operating results.

The international nature of our operations involves additional risks including foreign government intervention in relevant markets, for example in Brazil or Angola.
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
• U.S., U.K., European Union and foreign sanctions or trade embargoes;
• receiving a request to participate in an unsanctioned foreign boycott under U.S. law;
• compliance with various jurisdictional regulatory or financial requirements;
• compliance with and changes to taxation;
• interacting and contracting with government-controlled organizations;
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

In the years ended December 31, 2021, 2020 and 2019, 12%, 5%, and 10%, respectively, of our revenues were derived from our Brazilian operations. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, changes in interest rates, changes in tax policies, changes in legislation, wage controls, price controls, currency devaluations, capital controls and limits on imports of goods and services. Changes to fiscal and monetary policy, the regulatory environment of our industry, and legislation could impact our performance.
The Brazilian markets have experienced heightened volatility in recent years due to the uncertainties derived from the ongoing investigations being conducted by the Office of the Brazilian Federal Prosecutor, the Brazilian Federal Police, the Brazilian Securities Commission (Comissão de Valores Mobiliários), the U.S. Department of Justice, and other Brazilian and foreign public authorities, including the largest such investigation known as Lava Jato, and the impact that such investigations have on the Brazilian economy and political environment. Numerous elected officials, public servants and executives and other personnel of large and state-owned companies have been subject to investigation, arrest, criminal charges and other proceedings in connection with allegations of political corruption, including the acceptance of bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies, among others. The profits of these kickbacks allegedly financed the political campaigns of political parties that were unaccounted for or not publicly disclosed and served to personally enrich the recipients of the bribery scheme. Individuals who have had commercial arrangements with us have been identified in the Lava Jato investigations and the investigations by the Brazilian authorities are ongoing. On September 23, 2020, Seadrill’s subsidiary Seadrill Serviços de Petroleo, Ltda was served with a search and seizure warrant from the Federal Police in Rio de Janeiro, Brazil as part of the phase of Operation Lava Jato relating to individuals formally associated with Seadrill Serviços. The outcome of certain of these investigations is uncertain, but they have already had an adverse impact on the business, image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether such allegations will lead to further political and economic instability or whether new allegations against government officials or executives will arise in the future. We also cannot predict the outcome of any such allegations on the Brazilian economy, and the Lava Jato investigation including its recent phases, could adversely affect our business and operations.
These and other developments in Brazil’s political conditions, economy and government policies may, directly or indirectly, adversely affect our business, financial condition and operating results.
Compliance with, and breach of, the complex laws and regulations governing international trade could be costly, expose us to liability and adversely affect our operations.
Our business in the offshore drilling industry is affected by laws and regulations relating to the energy industry and the environment in the geographic areas where we operate.
Accordingly, we are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. For example, offshore drilling in certain areas, including arctic areas, has been curtailed and, in certain cases, prohibited because of concerns over protecting the environment. In 2015 and 2016, the United States President issued three Presidential Memoranda and an Executive Order withdrawing certain areas of the Outer Continental Shelf in the Atlantic Coast, Alaska, and Arctic from mineral leasing under Section 12(a) of the Outer Continental Shelf Land Act. Canada issued a similar ban on new drilling in Canadian Arctic waters in December 2016. President Trump issued Executive Order 13795 on April 28, 2017, directing the Department of the Interior to reconsider prior actions to limit or regulate offshore oil and gas development and revoking the 2015 and 2016 withdrawals. On January 20, 2021, President Biden issued an Executive Order revoking Executive Order 13795 and reinstating the 2015 and 2016 withdrawals. In addition, environmental groups have challenged numerous lease sales offered by the Department of the Interior under the 2017-2022 five-year lease program and that litigation remains pending. As a result, it is difficult to predict if and when such areas may be made available for future exploration activities. Given the long-term trend towards increasing regulation, we may be required to make significant capital expenditures or operational changes to comply with governmental laws and regulations. It is also possible that these laws and regulations may, in the future, add significantly to our operating costs or significantly limit drilling activity.
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
The amendment or modification of existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas could have a material adverse effect on our business, operating results or financial condition. Future earnings may be negatively affected by compliance with any such new legislation or regulations.

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
• EU Directive 2013/30 on the Safety of Offshore Oil and Gas Operations;
• the U.S. Oil Pollution Act of 1990 (“OPA”);
• requirements of the U.S. Coast Guard (“USCG”);
• requirements of the U.S. Environment Protection Agency (“EPA”);
• the U.S. Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”);
• the U.S. Maritime Transportation Security Act of 2002 (“MTSA”);
• the U.S. Outer Continental Shelf Lands Act (“OCSLA”); and
• certain regulations of the EU.
Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the resale value or useful lifetime of our drilling units. These costs could have a material adverse effect on our business, operating results, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with them or the impact thereof on the resale prices or useful lives of our rigs. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations.
Certain environmental laws impose strict, joint and several liability for the remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil or chemical spill, for which we are deemed a responsible party, could result in us incurring significant liability, including fines, penalties, criminal liability and remediation or cleanup costs and natural resource damages under other federal, state and local laws, as well as third-party damages, which could have a material adverse effect on our business, financial condition, operating results and cash flows. Future increased regulation of the shipping industry, or modifications to statutory liability schemes could, expose us to further potential financial risk in the event of any such oil or chemical spill.
We and, in certain circumstances, our customers are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations, and satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, such insurance is subject to exclusions and other limits, and there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, operating results, cash flows and financial condition.
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
Our drilling units could cause the release of oil or hazardous substances. Any releases may be large in quantity, above our permitted limits or occur in protected or sensitive areas where the public, environmental groups or governmental authorities have special interests. Any releases of oil or hazardous substances could result in fines and other costs to us, such as costs to upgrade our drilling rigs, clean up the releases and comply with more stringent requirements in our discharge permits, as well as subject us to third party claims for damages, including natural resource damages. Moreover, these releases may result in our customers or governmental authorities suspending or terminating our operations in the affected area, which could have a material adverse effect on our business, operating results and financial condition.

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
The insurance coverage we currently hold may not be available in the future, or we may not obtain certain insurance coverage. Even if insurance is available and we have obtained the coverage, it may not be adequate to cover our liabilities, may not be available on satisfactory terms and/or subject to high premiums, or our insurance underwriters may be unable to pay compensation if a significant claim should occur. Any of these scenarios could have a material adverse effect on our business, operating results and financial condition.
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

We are subject to the risk that we or our affiliated companies or their respective officers, directors, employees and agents may take actions determined to be in violation of anti-corruption laws, including the FCPA and the U.K. Bribery Act. Any such violation could result in substantial fines, disgorgement, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, operating results or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

If our drilling units are located in or connected to countries that are subject to, or targeted by, economic sanctions, export restrictions, or other operating restrictions imposed by the United States, the United Kingdom, European Union or other governments, our reputation and the market for our debt and Shares could be adversely affected.

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

In August 2017, the U.S. passed the “Countering America’s Adversaries Through Sanctions Act” (Public Law 115-44) (“CAATSA”), which authorizes imposition of new sanctions on Iran, Russia, and North Korea. The CAATSA sanctions with respect to Russia create heightened sanctions risks for companies operating in the oil and gas sector, including companies that are based outside of the United States. OFAC sanctions targeting Venezuela have likewise increased in the past year, and any new sanctions targeting Venezuela could further restrict our ability to do business in such country. On January 28, 2019, OFAC added the Venezuelan state-owned oil company, Petróleos de Venezuela, S.A., to its List of Specially Designated Nationals and Blocked Persons, increasing the sanctions risk for companies operating in the oil sector. Subsequently, on August 5, 2019, the U.S. issued Executive Order 13884 which further increased sanctions on Venezuela and blocked the entire Government of Venezuela. OFAC has also imposed sanctions on non-Venezuelan firms for operating in Venezuela. On February 18, 2020, OFAC imposed sanctions on Switzerland-based firm Rosneft Trading S.A., due to its operations in the oil sector of Venezuela. On November 30, 2020, OFAC imposed sanctions on the Chinese state owned entity China National Electronics Imports and Export Corporation for providing support to Venezuela government entities. OFAC has since imposed sanctions on additional individuals and entities in a variety of countries involved in the petroleum and petrochemical industries.

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

On December 18, 2020, the U.S. Department of Commerce Bureau of Industry and Security (“BIS”) designated a number of Chinese parties on the Entity List, including parties involved in the offshore drilling and maritime industries such as China Communications Construction Company Ltd. Most items subject to the Export Administration Regulations (“EAR”) now require a license to export or reexport to such parties. On January 14, 2021, BIS added Chinese National Offshore Oil Corporation to the Entity List. On December 23, 2020, BIS also established a Military End User List (“MEUL”) and designated over 100 parties from China and Russia on the MEUL, including those in the offshore drilling and maritime industries. BIS has since designated additional persons in China and Russia on the MEUL. Certain items subject to the EAR require a license from BIS to export or reexport to such parties.

Due to the conflict between Russia and Ukraine, starting in February 2022, the United States, European Union, United Kingdom, and other governments (i) designated multiple individuals and entities in Russia and Belarus with ties to those governments and/or financial sectors on their respective sanctions- and export-restricted party lists, (ii) imposed comprehensive sanctions on the so-called Donetsk and Luhansk regions of Ukraine, and (iii) imposed export controls on the export, reexport, and transfer to Russia and Belarus of certain items in the maritime and other sectors.

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

Certain parties with whom we have entered into contracts may be or may be affiliated with persons or entities that are, the subject of sanctions imposed by the United States, the U.K., the E.U. or other international bodies as a result of the annexation of Crimea by Russia in March 2014 and the subsequent conflict between Russia and Ukraine from 2014 through 2022, or malicious cyber-enabled activities. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such applicable sanctions, our operating results may be adversely affected, or we may suffer reputational harm. Such sanctions may prevent us from performing some or all of our obligations under any potential drilling contracts with Rosneft, which could impact our future revenue, contract backlog and operating results, and adversely affect our business reputation. We may also lose business opportunities to companies that are not required to comply with these sanctions.

As stated above, we believe that we are in compliance with all applicable economic sanctions and embargo laws and regulations and intend to maintain such compliance. However, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Rapid changes in the scope of global sanctions may also make it more difficult for us to remain in compliance. Any violation of applicable economic sanctions could result in civil or criminal penalties, fines, enforcement actions, legal costs, reputational damage, or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our Shares. Additionally, some investors may decide to divest their interest, or not to invest, in our Shares simply because we may do business with companies that do business in sanctioned countries. Moreover, our drilling contracts may indirectly involve persons subject to sanctions and embargo laws and regulations as a result of actions that do not involve us, or our drilling rigs, and even if those dealings are lawful, it could in turn negatively affect our reputation. Investor perception of the value of our Shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

We have suffered, and may continue to suffer, losses through our investments in other companies in the offshore drilling and oilfield services industry, which could have a material adverse effect on our business, financial condition, operating results and cash flows.
We currently hold investments in several other companies in our industry that own/operate offshore drilling rigs with similar characteristics to our fleet of rigs or deliver various other oilfield services. These investments include equity interests in Sonadrill, Gulfdrill and Paratus Energy Services Limited, which owns SeaMex and holds equity interests in Archer and Seabras Sapura. In addition, we have provided subordinated loans to SeaMex and have various intercompany arrangements with SeaMex, Sonadrill and Gulfdrill. These arrangements include management and administrative services agreements pursuant to which we provide SeaMex and Sonadrill with certain management and administrative services charged primarily on a cost-plus mark-up basis.
As at December 31, 2021, the carrying value of our equity investments held by continuing operations in these companies was $27 million. In addition, we had loan and trade receivables due from related parties with a carrying value of $28 million. Please see Note 17 - “Investment in associated companies”, and Note 27 – “Related party transactions” to the Consolidated Financial Statements included herein.
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
Following an acquisition of 50% of the remaining equity interest in SeaMex on November 2, 2021, SeaMex was consolidated and no longer an associate of Seadrill. From this date the NSNCo group was classified as a discontinued operation and the results from SeaMex were included in this grouping.
We no longer hold any equity interests in Aquadrill, formerly Seadrill Partners or SDLP. On May 24, 2021, Aquadrill emerged from Chapter 11 after successfully completing their reorganization. Existing equity interests in SDLP were canceled, released, and extinguished. As a result, SDLP is no longer an associate or related party of Seadrill.
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
During the years ended December 31, 2021, 2020 and 2019 we recognized impairment charges of nil for 2021 and 2020 and $6 million in 2019 respectively relating to certain of our investments due to declining dayrates and future market expectations for dayrates in the sector.
Our ability to operate our drilling units in the U.S. Gulf of Mexico could be impaired by governmental regulation, particularly in the aftermath of the moratorium on offshore drilling in the U.S. Gulf of Mexico, and regulations adopted as a result of the investigation into the Macondo well blowout.
In the aftermath of the Deepwater Horizon Incident (in which we were not involved), various governmental agencies, including the U.S. Bureau of Safety and Environmental Enforcement (“BSEE”), the U.S. Bureau of Ocean Energy Management (“BOEM”), and the U.S. Occupational Safety and Health Administration (“OSHA”), issued new and revised regulations and guidelines governing environmental protection, public and worker health and safety, financial assurance requirements, inspection programs and other well control measures relating to our drilling rigs.
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
In addition, hurricanes, which may increase in frequency and severity as a result of climate change, have from time to time caused damage to a number of drilling units and production facilities unaffiliated to us in the Gulf of Mexico. BOEM and BSEE, have in recent years issued more stringent guidelines for tie-downs on drilling units and permanent equipment and facilities attached to outer continental shelf production platforms, moored drilling unit fitness, as well as other guidelines and regulations in an attempt to increase the likelihood of the survival of offshore drilling units during a hurricane. Implementation of new guidelines or regulations that may apply to our drilling units may subject us to increased costs and limit the operational capabilities of our drilling units.
Failure to obtain or retain highly skilled personnel, and to ensure they have the correct visas and permits to work in the locations in which they are required, could adversely affect our operations.
We require highly skilled personnel in the right locations to operate and provide technical services and support for our business.
Competition for skilled and other labor required for our drilling operations has increased in recent years as the number of rigs activated or added to worldwide fleets has increased, and this may continue to rise. Notwithstanding the general downturn in the drilling industry, in some regions, such as Brazil and Western Africa, the limited availability of qualified personnel in combination with local regulations focusing on crew composition, are expected to further increase the demand for qualified offshore drilling crews, which may increase our costs. These factors could further create and intensify upward pressure on wages and make it more difficult for us to staff and service our rigs. Such developments could adversely affect our financial results and cash flows. Furthermore, as a result of any increased competition for qualified personnel, we may experience a reduction in the experience level of our personnel, which could lead to higher downtime and more operating incidents.
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
Some of our employees are represented by collective bargaining agreements. The majority of these employees work in Brazil and Norway. In addition, some of our contracted labor works under collective bargaining agreements. As part of the legal obligations in some of these agreements, we are required to contribute certain amounts to retirement funds and pension plans and are restricted in our ability to dismiss employees. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance.
Climate change and the regulation of greenhouse gases could have a negative impact on our business.
Due to concern over the risk of climate change, a number of countries, the E.U. and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions in the shipping industry. For example, ships (including rigs and drillships) must comply with IMO and E.U. regulations relating to the collection and reporting of data relating to greenhouse gas emissions. In April 2018, the IMO adopted a strategy to, among other things, reduce the 2008 level of greenhouse gas emissions from the shipping industry by 50% by the year 2050. Other governmental bodies may begin regulating greenhouse gas emissions from shipping sources in the future, but the future of such regulations is difficult to predict.

Compliance with existing regulations and changes in laws, regulations and obligations relating to climate change could increase our costs to operate and maintain our assets, and might also require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Any passage of climate control legislation or other regulatory initiatives by the IMO, the E.U., the United States or other jurisdictions in which we operate, or any treaty or agreement adopted at the international level, such as the Kyoto Protocol or Glasgow Climate Pact, which restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.
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
Acts of terrorism, piracy, cyber-attack, political and social unrest could affect the markets for drilling services, which may have a material and adverse effect on our operating results.
Acts of terrorism, piracy, and political and social unrest, brought about by world political events or otherwise, have caused instability in the world’s financial and insurance markets in the past and may occur in the future. Such acts could be directed against companies such as ours. Our drilling operations could also be targeted by acts of sabotage carried out by environmental activist groups.
We rely on information technology systems and networks in our operations and administration of our business. Our drilling operations or other business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to an unauthorized release of information or alteration of information on our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and operating results.
In addition, acts of terrorism and social unrest could lead to increased volatility in prices for crude oil and natural gas and could affect the markets for drilling services and result in lower dayrates. Insurance premiums could also increase and coverage may be unavailable in the future. Increased insurance costs or increased costs of compliance with applicable regulations may have a material adverse effect on our operating results.
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
The majority of the intellectual property rights relating to our drilling units and related equipment are owned by our suppliers. In the event that one of our suppliers becomes involved in a dispute over an infringement of intellectual property rights relating to equipment owned by us, we may lose access to repair services or replacement parts or could be required to cease using some equipment. In addition, our competitors may assert claims for infringement of intellectual property rights related to certain equipment on our drilling units and we may be required to stop using such equipment and/or pay damages and royalties for the use of such equipment. The consequences of these technology disputes involving our suppliers or competitors could adversely affect our financial results and operations. We have indemnity provisions in some of our supply contracts to give us some protection from the supplier against intellectual property lawsuits. However, we cannot make any assurances that these suppliers will have sufficient financial standing to honor their indemnity obligations or guarantee that the indemnities will fully protect us from the adverse consequences of such technology disputes. We also have provisions in some of our client contracts to require the client to share some of these risks on a limited basis, but we cannot provide assurance that these provisions will fully protect us from the adverse consequences of such technology disputes. For information on certain intellectual property litigation that we are currently involved in, please see Note 30 – Commitments and contingencies to the Consolidated Financial Statements included herein.

The novel coronavirus, or COVID-19, pandemic has affected and may materially adversely affect, and any future outbreak of any other highly infectious or contagious diseases may materially adversely affect, our operations and our financial performance and condition, operating results and cash flows.

The COVID-19 pandemic has affected, and may materially adversely affect, our business and financial and operating results. The severity, magnitude and duration of the COVID-19 pandemic is uncertain, rapidly changing and hard to predict. In the future, COVID-19 or another similar pandemic could negatively impact our business in numerous ways, including, but not limited to, the following:
•our revenue may be reduced if the pandemic results in an economic downturn or recession that leads to a prolonged decrease in the demand for natural gas, NGLs and oil;
•our operations may be disrupted or impaired, if a significant portion of our employees or contractors are unable to work due to illness or if field operations are suspended or temporarily shut-down or restricted due to control measures designed to contain the pandemic; and
•the disruption and instability in the financial markets and the uncertainty in the general business environment may affect our ability to raise capital.
To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks set forth herein, such as those relating to our financial performance, our ability to access capital and credit markets, our credit ratings and debt obligations. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19 on our business, which will depend on numerous evolving factors and future developments that we are not able to predict, including the length of time that the pandemic continues, its effect on the demand for natural gas, NGLs and oil, the response of the overall economy and the financial markets as well as the effect of governmental actions taken in response to the pandemic.

Risks relating to Our Shareholders

Our primary listing with respect to our Shares is currently Euronext Expand, which could affect the ability of U.S. shareholders to resell their Shares or may effect liquidity or price.

Our primary listing with respect to our Shares is currently Euronext Expand, and our Shares are not currently listed for trading on any U.S. national securities exchange. Thus, U.S. holders of our Shares may be required to trade such Shares outside the U.S. The absence of an active U.S. trading market could decrease the liquidity or price of the Shares held by U.S. holders.

A delisting of our Shares from Euronext Expand could negatively impact us.

A delisting of our Shares from Euronext Expand could negatively impact us because it could (i) reduce the liquidity and market price of our Shares, (ii) reduce the number of investors willing to hold or acquire our Shares, which could negatively impact our ability to raise equity financing, (iii) limit our ability to offer and sell freely tradable securities, including under U.S. State securities laws, thereby preventing us from accessing the public capital markets, (iv) impair our ability to provide equity incentives to our employees, and (v) lead to a default under one or more of our credit facilities under certain circumstances.

Certain of our new credit facilities include a covenant requiring our Shares to be listed on the OSE and/or the NYSE subject to the satisfaction of the applicable listing requirements. If we are unable to satisfy such covenant, we could be in default under such facilities. Given the cross-default and cross-acceleration provisions in our other debt agreements, we could be in default under those other debt agreements as well, with the result that some or all of our indebtedness could be declared immediately due and payable (or accelerated after the expiration of any applicable grace period), and we may not have sufficient assets available to satisfy our obligations.

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
These and other factors may lower the market price of the Shares, regardless of our actual operating performance. In the event of a drop in the market price of the Shares, investors could lose a substantial part or all of their investment in the Shares. In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Shareholders may initiate securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from the business, which could have a negative effect on the operating results and thus the price for the Shares.
The market price of our Shares has fluctuated widely and may fluctuate widely in the future.
The market price of our Shares has fluctuated widely and may continue to do so as a result of many factors, such as actual or anticipated fluctuations in our operating results, the outcome of any consent or negotiations with our lenders under our secured credit facilities, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. Further, there may be no continuing active or liquid public market for our Shares. If an active trading market for our Shares does not continue, the price of our Shares may be more volatile and it may be more difficult and time consuming to complete a transaction in our Shares, which could have an adverse effect on the realized price of our Shares. In addition, an adverse development in the market price for our Shares could negatively affect our ability to issue new equity to fund our activities.
The issuance of share-based awards may dilute investors’ holding of the Shares.
An aggregate of 5.5% of the Shares are reserved for issuance for grant to our employees pursuant to awards to be made under the Management Incentive Plan in accordance with the Plan. The exercise of equity awards, including any share options that we may grant in the future, could have an adverse effect on the market for the Shares, including the price that an investor could obtain for their Shares. Investors may experience dilution in the net tangible book value of their investment upon the exercise of any share options that may be granted or issued pursuant to management or employee incentive plans in the future.
Substantial sales of or trading in the Shares could occur, which could cause the share price to be adversely affected.
A limited number of shareholders own a substantial portion of the Shares, which may be traded on the OSE if such Shares are freely tradable or covered by an effective registration statement.
We cannot predict what effect, if any, future sales of the Shares, or the availability of Shares for future sales, will have on their market price. Sales of substantial amounts of the Shares in the public market, or the perception that such sales could occur, may adversely affect the market price of the Shares, making it more difficult for holders to sell their Shares at a time and price that they deem appropriate. In addition, investment firms that are party to certain put and call agreements may hedge their positions by trading the Shares. The sale of significant amounts of the Shares, substantial trading in the Shares, hedging activities or the perception in the market that any of these activities will occur, may adversely affect the market price of the Shares. Sales of the Shares could also impair our ability to raise capital, should we wish to do so, which may cause the Share price to decline.
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
In addition, since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries distributing to us their earnings and cash flows. Furthermore, the terms of our secured credit facilities prohibit or otherwise limit our and certain of our subsidiaries’ ability to pay dividends and distributions without consent of the requisite debt holders. For more information, see “The covenants under our secured credit facilities impose operating and financial restrictions on us that could significantly impact our ability to operate our business and a breach of which could result in a default under the terms of these agreements, which could accelerate our repayment of funds that we have borrowed.” We suspended the payment of dividends in November 2014, and we cannot predict when, or if, dividends will be paid in the future.
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
If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders may face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended, or the Code (which election could itself have adverse consequences for such shareholders, as discussed below under Item 10 - “Additional Information - E. Taxation”), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of the Shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the Shares. In the event that our shareholders face adverse U.S. federal income tax consequences as a result of investing in our Shares, this could adversely affect our ability to raise additional capital through the equity markets. See Item 10 - “Additional Information - E. Taxation” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.
Investors are encouraged to consult their own tax advisers concerning the overall tax consequences of the ownership and disposition of the Shares arising in an investor’s particular situation under U.S. federal, state, local or foreign law.
Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have.
We are incorporated under the laws of Bermuda, and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process on these individuals in the United States or to enforce in the United States judgments obtained in U.S. courts against us or our directors and officers based on the civil liability provisions of applicable U.S. securities laws.
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
General Risk Factors

The economic effects of “Brexit” may affect relationships with existing and future customers and could have an adverse impact on our business and operating results.
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
We may also face new regulatory costs and challenges as a result of Brexit that could have a material adverse effect on our operations. For example, as of January 1, 2021, the United Kingdom lost the benefits of global trade agreements negotiated by the E.U. on behalf of its members, which may result in increased trade barriers that could make our doing business in areas that are subject to such global trade agreements more difficult. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which laws of the European Union to replace or replicate. There may continue to be economic uncertainty surrounding the consequences of Brexit that adversely impact customer confidence resulting in customers reducing their spending budgets on our services, which could materially adversely affect our business, financial condition and operating results.
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
In order to finance our growth, we have incurred significant amounts of debt. Our secured credit facilities have floating interest rates. As such, significant movements in interest rates could have an adverse effect on our earnings and cash flows to the extent interest becomes payable. To manage our exposure to interest rate fluctuations through interest rate swaps on May 11, 2018 we entered into an agreement to hedge part of our interest rate risk, through the purchase of an interest rate cap. Please see Item 11 - “Quantitative and qualitative disclosures about market risk” for further details of our use of derivatives to mitigate exposures to interest rate risk.
If we are unable to effectively manage our interest rate exposure through interest rate derivatives in the future, any increase in market interest rates would increase our interest rate exposure and debt service obligations, which would exacerbate the risks associated with our leveraged capital structure.
The transition away from LIBOR may adversely affect our cost to obtain financing and cause our debt service obligations to increase significantly.
Certain of our agreements use LIBOR (as defined below) as a “benchmark” or “reference rate” for establishing various terms. The London Interbank Offered Rate (“LIBOR”) is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to disappear entirely or to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness.
On March 5, 2021, ICE Benchmark Administration (“IBA”), the administrator of the London interbank offered rate, and the Financial Conduct Authority (the “FCA”), the regulatory supervisor of IBA, announced in public statements that the final publication or representativeness date for the London interbank offered rate for Dollars for: (a) 1-week and 2-month tenor settings will be December 31, 2021 and (b) overnight, 1-month, 3-month, 6-month and 12-month tenor settings will be June 30, 2023. The Alternative Reference Rates Committee (“ARRC”) has proposed that the Secured Overnight Financing Rate (“SOFR”) is the rate that represents best practice as the alternative to USD-LIBOR for use in derivatives and other financial contracts that are currently indexed to USD-LIBOR. ARRC has proposed a paced market transition plan to SOFR from USD-LIBOR and organizations are currently working on industry-wide and company-specific transition plans as they relate to derivatives and cash markets exposed to USD-LIBOR. There is no guarantee that a transition from LIBOR to an alternative will not result in financial market disruptions, significant increases in benchmark rates or financing costs to borrowers. We also have material contracts that are indexed to USD-LIBOR and we are monitoring this activity and evaluating the related risks.

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
Our tax returns are subject to review and examination. We do not recognize the benefit of income tax positions we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges our operational structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries; or if the terms of certain Double Tax Treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, our taxes on our worldwide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected. For additional information on tax assessments and claims issued, refer to Note 12 - “Taxation” to the Consolidated Financial Statements included herein.
Legislation enacted in Bermuda as to Economic Substance many affect our operations
Pursuant to the Economic Substance Act 2018 (as amended) and related regulations (the “ESA”), which came into force on January 1, 2019., a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda (“non-resident entity”) that carries on as a business any one or more of the “relevant activities” referred to in the ESA must comply with economic substance requirements. The ESA may require in-scope Bermuda entities which are engaged in such “relevant activities” to be directed and managed in Bermuda, have an adequate level of qualified employees in Bermuda, incur an adequate level of annual expenditure in Bermuda, maintain physical offices and premises in Bermuda or perform core income-generating activities in Bermuda. The list of “relevant activities” includes carrying on any one or more of the following activities: banking, insurance, fund management, financing, leasing, headquarters, shipping, distribution and service center, intellectual property and holding entities. An in-scope Bermuda entity that carries on a relevant activity is obliged under the ESA to file a declaration with the Bermuda Registrar of Companies on an annual basis containing certain information. The ESA could affect the manner in which we operate our business, which could adversely affect our business, financial condition and operating results. If we were required to satisfy economic substance requirements in Bermuda but failed to do so, we could face automatic disclosure to competent authorities in the European Union of the information filed by the entity with the Bermuda Registrar of Companies in connection with the economic substance requirements and may also face financial penalties, restriction or regulation of its business activities and/or may be struck off as a registered entity in Bermuda.
We may be subject to litigation, arbitration, other proceedings and regulatory investigations that could have an adverse effect on us.
We are currently involved in various litigation and arbitration matters, and we anticipate that we will be involved in dispute matters from time to time in the future. The operating and other hazards inherent in our business expose us to disputes, including personal injury disputes, worker health and safety matters, environmental and climate change litigation, contractual disputes with customers, intellectual property and patent disputes, tax or securities disputes, regulatory investigations and maritime lawsuits, including the possible arrest of our drilling units. We cannot predict, with certainty, the outcome or effect of any claim or other dispute matters, or a combination of these. If we are involved in any future disputes, or if our positions concerning current disputes are found to be incorrect, there may be an adverse effect on our business, financial position, operating results and available cash, because of potential negative outcomes, the costs associated with asserting our claims or defending such lawsuits or proceedings, and the diversion of management’s attention to these matters.
At the end of 2021, we and our (previously) affiliated entity NOL entered into and closed a settlement agreement in respect of claims and contractual arrangements related to the management and operation of the West Mira and the West Bollsta rigs. NOL is controlled by Hemen Holding Limited, or Hemen and prior to the emergence from Chapter 11, was considered our related party. Pursuant to that settlement agreement, we continue to have certain obligations to NOL mainly in respect of payment of bareboat hire for the West Bollsta and demobilization and transition services of the West Bollsta. For additional information on litigation matters that we are currently involved in, please see Item 8 - “Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings.”
If we fail to comply with requirements relating to internal control over financial reporting our business could be harmed and our Share price could decline.
Rules adopted by the Securities and Exchange Commission pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require that we assess our internal control over financial reporting annually. The rules governing the standards that must be met for management to assess its internal control over financial reporting are complex. They require significant documentation, testing, and possible remediation of any significant deficiencies in and / or material weaknesses of internal controls in order to meet the detailed standards under these rules. Although we have evaluated our internal control over financial reporting as effective as of December 31, 2021, in future fiscal years, we may encounter unanticipated delays or problems in assessing our internal control over financial reporting as effective or in completing our assessments by the required dates, which could lead to a decline in the price of Shares, limit our ability to access the capital markets in the future, and require us to incur additional costs to improve our internal control over financial reporting and disclosure control systems and procedures. Further, if lenders and other debt financing sources lose confidence in the reliability of our financial statements, it could have a material adverse effect on our ability to secure replacement or additional financing, or amendments to our existing secured credit facilities, on terms acceptable to us or at all.
As a non-accelerated filer, we are not required to have our independent registered public accountants audit our internal controls over financial reporting. As such, we cannot assure you that our independent registered public accountants will attest that internal control over financial reporting is effective in future fiscal years.
Without this attestation, investors may lose confidence in our reported financial information, which could lead to a decline in the price of Shares, limit our ability to access the capital markets in the future, and require us to incur additional costs to improve our internal control over financial reporting and disclosure control systems and procedures. Further, if lenders and other debt financing sources lose confidence in the reliability of our financial statements, it could have a material adverse effect on our ability to secure replacement or additional financing, or amendments to our existing secured credit facilities, on terms acceptable to us or at all.
Data protection and regulations related to privacy, data protection and information security could increase our costs, and our failure to comply could result in fines, sanctions or other penalties, which could materially and adversely affect our operating results, as well as have an impact on our reputation.
We are subject to regulations related to privacy, data protection and information security in the jurisdictions in which we do business. As privacy, data protection and information security laws are interpreted and applied, compliance costs may increase, particularly in the context of ensuring that adequate data protection and data transfer mechanisms are in place.
In recent years, there has been increasing regulatory enforcement and litigation activity in the areas of privacy, data protection and information security in the U.S. and in various countries in which we operate. In addition, legislators and/or regulators in the U.S., the U.K., the E.U. and other jurisdictions in which we operate are increasingly adopting or revising privacy, data protection and information security laws that could create compliance uncertainty and could increase our costs or require us to change our business practices in a manner adverse to our business. For example, the E.U. and U.S. Privacy Shield framework was designed to serve as an appropriate safeguard in relation to international transfers of personal data from the EEA to the U.S. However, this self-certification faces a number of legal challenges and is subject to annual review. This has resulted in some uncertainty and obligations to look at other appropriate safeguards to protect the security and confidentiality of personal data in the context of cross-border data transfers. Moreover, compliance with current or future privacy, data protection and information security laws could significantly impact our current and planned privacy, data protection and information security related practices, our collection, use, sharing, retention and safeguarding of consumer and/or employee information, and some of our current or planned business activities. Our failure to comply with privacy, data protection and information security laws could result in fines, sanctions or other penalties, which could materially and adversely affect our operating results and overall business, as well as have an impact on our reputation. For example, the General Data Protection Regulations (EU) 2016/679 (the “GDPR”), as supplemented by any national laws (such as in the U.K., the Data Protection Act 2018) and further implemented through binding guidance from the European Data Protection Board, came into effect on May 25, 2018. The GDPR expanded the scope of the EU data protection law to all foreign companies processing personal data of EEA individuals and imposed a stricter data protection compliance regime, including the introduction of administrative fines for non-compliance up to 4% of global total annual worldwide turnover or €20 million (whichever is higher), depending on the type and severity of the breach, as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 GDPR and the reputational damages that our business may be facing as a result of any personal data breach or violation of the GDPR.

ITEM 4.INFORMATION ON THE COMPANY

A.HISTORY AND DEVELOPMENT OF THE COMPANY
1) Company Details
Seadrill Limited (previously known as "Seadrill 2021 Limited") (the "Successor") is an exempted company limited by shares incorporated under the laws of Bermuda and in accordance with the Bermuda Companies Act 1981 (the "Bermuda Companies Act"). It was incorporated on October 15, 2021 under the name Seadrill 2021 Limited. On the Effective Date it became the ultimate parent holding company of the Group at which point its name was changed to Seadrill Limited. The Company is registered with the Bermuda Registrar of Companies under registration number 202100496.
From July 2, 2018 to the Effective Date, the ultimate parent holding company of the Group was Seadrill Limited, an exempted company limited by shares incorporated under the laws of Bermuda on March 14, 2018 with registration number 53439 ("Old Seadrill Limited" or the "Predecessor").
Old Seadrill Limited was previously listed under the Symbol "SDRL" on the NYSE and the OSE. On June 19, 2020 it delisted from the NYSE and has most recently traded on the OTC Pink Market ("OTCPK") under the Symbol "SDRLF". Following the Effective Date, trading of Old Seadrill Limited's shares was suspended on both exchanges.
On April 28, 2022, Seadrill Limited completed a listing of its shares on Euronext Expand. The Company plans to up-list to the main market of the OSE and to obtain a further listing of the Company's shares on the NYSE.
The Company's registered office is at Park Place, 55 Par-la-Ville Road, Hamilton HM 11, Bermuda. Telephone: +1 (441) 242 1500 and fax: +1 (441) 295-3494. The Company's principal executive offices are located at the Group's corporate headquarters (Seadrill Management) in Chiswick Business Park, Building 11, 2nd Floor, 566 Chiswick High Road, London W4 5YS, United Kingdom, and its telephone at this address is +44 (0) 20 881 4700. The Group's website address is www.seadrill.com.
2) Significant Developments for the Period from January 1, 2021 through and including December 31, 2021
In this section we have set out important events in the development of our business. This includes information concerning the nature and results of any material reclassification, merger or consolidation of the company or any of its significant subsidiaries; acquisitions or dispositions of material assets other than in the ordinary course of business; any material changes in the mode of conducting the business; material changes in the types of products produced or services rendered; name changes; or the nature and results of any bankruptcy, receivership or similar proceedings with respect to the company or significant subsidiaries. This section covers the period from the beginning of our last full financial year.
i. Chapter 11 Reorganization
On February 22, 2022, Seadrill concluded its comprehensive restructuring process and emerged from Chapter 11 bankruptcy protection. The following major changes to Seadrill’s capital structure were achieved through the restructuring:
1.Additional $350 million of liquidity raised;
2.Obligations under external credit facilities decreased from $5,662 million to $683 million of reinstated debt with maturity in 2027;
3.Future obligations under finance lease arrangements in respect of the West Taurus, West Hercules and West Linus substantially eliminated; and
4.Elimination of guarantees previously provided to holders of the senior notes previously issued by the NSNCo group.
Seadrill emerged from bankruptcy with cash of $486 million, of which $335 million was unrestricted and $151 million was restricted. Seadrill also had $125 million undrawn on its new revolving credit facility which together with the unrestricted cash provided $460 million of liquidity to the Successor company. Following emergence, Seadrill had total debt obligations of $908 million. This comprised $683 million outstanding on reinstated credit facilities; $175 million drawn on its new term loan; and a $50 million convertible bond.
In order to substantially eliminate future commitments under capital lease arrangements with SFL, Seadrill rejected the West Taurus lease through the bankruptcy court in early 2021 and negotiated amendments to the leases of West Hercules and West Linus in August 2021 and February 2022, respectively. The amended leases for West Hercules and West Linus are short term and we expect to deliver both rigs back to SFL in 2022. In addition to reducing the lease terms, the lease amendments extinguished Seadrill’s obligations to purchase the units at the end of the leases (amongst other changes).
As part of Seadrill’s wider process, NSNCo, the holding company for investments in SeaMex, Seabras Sapura, and Archer, concluded a separate restructuring process on January 20, 2022. The restructuring was achieved using a pre-packaged Chapter 11 process and had the following major impacts:
1.Holders of the senior secured notes issued by NSNCo (“notes”, “noteholders”) released Seadrill from all guarantees and securities previously provided by Seadrill in respect of the notes;
2.Noteholders received a 65% equity interest in NSNCo with Seadrill’s equity interest thereby decreasing to 35%; and
3.Reinstatement in full of the notes on amended terms.

4.Related to the NSNCo restructuring, the noteholders also financed a restructuring of the bank debt of the SeaMex joint venture. This enabled NSNCo to subsequently acquire a 100% equity interest in the SeaMex joint venture by way of a credit bid, which was executed on November 2, 2021.
For a detailed description of Seadrill's comprehensive restructuring, please refer to Note 4 - Chapter 11 of the accompanying financial statements.
ii. Rig disposal program
Seadrill initiated a program to dispose of long-term cold stacked units. Under this program, all cold stacked units were reviewed to identify units that were unlikely to secure work that offered a satisfactory return on the cost of the reactivation. In total ten units were identified for disposal with eight units being sold to date (seven units being sold in 2021, one in January 2022). Five of the units sold to date have been recycled with the remaining three being sold for non-drilling purposes. Sale agreements have been entered for the remaining two units, which will be handed over later in 2022.
The units sold for non-drilling purposes included the West Vigilant, which was sold to PT Duta Marina for $7 million in June 2021, the West Freedom was sold to New Fortress Energy Fast LNG Operations LLC for $5 million in July 2021, and West Orion, which was sold to Far East Offshore Wind Power Engineering for $12 million in November 2021.
The units sold for recycling in 2021 included the West Pegasus, West Alpha, West Eminence and West Navigator which were sold to ROTA Shipping in 2021 for an aggregated amount of $32 million. The West Venture was also sold to Rota Shipping, completing in January 2022, for $7 million.
Proceeds from the above disposals, less any costs to sell, were held on the balance sheet as restricted cash and were repaid to the lenders holding the relevant security following Seadrill's emergence from Chapter 11.
iii. Seadrill Partners global settlement
On May 24, 2021, Aquadrill (formerly Seadrill Partners or "SDLP") emerged from Chapter 11 after successfully completing their reorganization. All conditions precedent to the restructuring were satisfied or otherwise waived. Existing equity interests in SDLP were canceled, released, and extinguished. As a result, SDLP is no longer an associate or related party of Seadrill, and we will no longer be providing management services to SDLP, aside from transitional services on two rigs, West Vela and West Capella.
Seadrill and SDLP executed a settlement agreement whereby both parties agreed to waive all claims in respect of pre-filing amounts due. This resulted in a write off of the fully provided pre-filing receivables due from SDLP, as well as an $8 million gain on the write-off of payables to SDLP.
iv. Northern Ocean settlement
On December 23, 2021, a settlement agreement with Northern Ocean became effective extinguishing all outstanding claims between Seadrill and Northern Ocean. The settlement resulted in the write-off of $18 million pre-petition balances owed to Northern Ocean for the lease of the West Bollsta. A further $18 million of post-petition balances owed for the West Bollsta were net settled for no cash against related party receivables due from Northern Ocean. The remaining $132 million of receivables due from Northern Ocean, which had been fully provided for, were written off against the expected credit loss provision.
3) Significant Developments for the Period from January 1, 2020 through and including December 31, 2020
i. Comprehensive Restructuring and Bankruptcy Proceedings
Refer to Note 4 - Chapter 11 for full details on our comprehensive restructuring and bankruptcy proceedings.
ii. Purchase of AOD non-controlling interest shares
In September 2020, we acquired the minority holding of 33.76% of the share capital of AOD from Mermaid for cash consideration of $31 million, giving Seadrill a 100% shareholding in AOD.
iii. Disposal of West Epsilon
In September 2020, we sold the cold-stacked harsh-environment jack-up rig West Epsilon for $12 million with the proceeds paid directly to our banks as an early repayment against our external debt.
4) Capital expenditures
Our capital expenditures primarily relate to (i) upgrades to our existing drilling units and (ii) costs incurred on major maintenance projects. We have summarized capital expenditures for the periods covered by this annual report in the table below.

Summary of capital expenditures	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Additions to drilling units and equipment	(29)	(27)	(48)
Payments for long-term maintenance	(64)	(121)	(114)
Total capital expenditure	(93)	(148)	(162)

5) Further information
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
Through a number of acquisitions of companies, second-hand units and newbuildings, we have developed into a major international offshore drilling contractors. We owned 24 drilling rigs as at December 31, 2021, lease three from our related parties SFL (two) and Northern Ocean (one), and manage nine rigs on behalf of SeaMex (five), Aquadrill (formerly Seadrill Partners) (two), and Sonadrill (two). The five SeaMex rigs are included within our discontinued operations held for sale and have been classified as managed rigs. We sold the West Venture in January 2022 and the Sevan Brasil and Sevan Driller in April 2022.
We are recognized for providing high quality operations, in some of the most challenging sectors of offshore drilling. We employ 3,220 employees across the globe. We are incorporated in Bermuda and have worldwide operations based on where activities are conducted in the global oil and gas industry.
We operate through the following segments: (i) harsh environment; (ii) floaters; and (iii) jack-up rigs, as further explained below and in 5A - "Operating and Financial Review".
2) Our Fleet
Our relatively modern fleet, among the youngest in the industry, is well positioned compared with other major offshore drillers. As of December 31, 2021, our owned fleet was 24 drilling units which included 6 drillships, 6 semi-submersible rigs and 12 jack-up rigs. For additional information on our drilling units and newbuildings refer to Item 4D - "Property, Plant and Equipment".
We categorize the drilling units in our fleet as (i) floaters, (ii) jack-ups and (iii) harsh environment. This is further explained below.
a) Floaters
Our floaters segment encompasses our drillships and benign environment semi-submersible rigs.
i.Drillships:
Drillships are self-propelled ships equipped for drilling offshore in water depths ranging from 1,000 to 12,000 feet and are positioned over the well through a computer-controlled thruster system. Drillships are suitable for drilling in remote locations because of their mobility and large load-carrying capacity. Depending on country of operation, drillships operate with crews of 120 to 160 people.
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
Semi-submersible rigs can be either moored or dynamically positioned. Moored semi-submersible rigs are positioned over the wellhead location with anchors and typically operate in water depths ranging up to 1,500 feet. Dynamically positioned semi-submersible rigs are positioned over the wellhead location by a computer-controlled thruster system and typically operate in water depths ranging from 1,000 to 12,000 feet. Depending on country of operation, semi-submersible rigs generally operate with crews of 110 to 130 people.
b) Jack-Up Rigs
Jack-up rigs are mobile, self-elevating drilling platforms equipped with legs that are lowered to the seabed. A jack-up rig is mobilized to the drill site with a heavy lift vessel or a wet tow. At the drill site, the legs are lowered until they penetrate the sea bed and the hull is elevated to an approximate operational airgap of 50 to 100 feet depending on the expected environmental forces. After completion of the drilling operations, the hull is lowered to floating draft, the legs are raised and the rig can be relocated to another drill site. Jack-ups are generally suitable for water depths of 450 feet or less and operate with crews of 80 to 110 people.

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
3) Competitive Strengths
Our competitive strengths focus on four key areas:
i.Scale and age-one of the largest and youngest offshore drilling contractors
Since our inception in 2005, we have developed into a large international offshore drilling company, with a significant geographical footprint. All of our rigs were built after 2007 and we have one of the youngest rig fleets in our industry.
ii. Unwavering commitment to safety and the environment.
We believe that the combination of quality drilling units and a highly skilled workforce allows us to provide our customers with safe and efficient operations. As part of our over-all ESG focus, we behave responsibly towards our shared environment and continue to commit resources to improving our environmental programs with a drive to reduce our overall carbon footprint (“B” ranking awarded by Carbon Disclosure Program in 2021, above average compared to our peer group). Nothing is more important to us than the health, safety and security of our workforce and the communities in which we operate.
During 2021 we continued to provide additional resources to our workforce to look after their mental health in response to the ongoing COVID-19 pandemic. Also, as a response to the pandemic, our onshore and offshore personnel have actively participated in the global vaccination campaign. Finally, our teams in several local areas of operations have contributed in different ways to the local community to help battle the ongoing pandemic.

iii. Technologically advanced fleet
Our drilling units are amongst the most technologically advanced in the world. Our modern fleet offers superior technical capabilities, resulting in high operational reliability. Our proven operational track record and fleet composition positions us well to secure new drilling contracts and continue relationships with existing customers.
iv. Trust-based, enduring Customer relationships
We have strong relationships with our customers that are based on trust in our people, operational track record and the quality and reliability of our assets. Our Customers are oil super-majors, state-owned national oil companies and independent oil and gas companies.
4) Overall Strategy
From shallow to ultra-deep water, in both harsh and benign environments, our vision is to set the standard in offshore drilling, and we deliver this vision through the four pillars of our strategy:
i.Best Operations
Our objective is to deliver the best operations possible - both in terms of utilization and commitment to health, safety and the environment. To do this, we leverage one of the most modern rig fleets in the industry combined with a motivated, highly skilled and experienced workforce.
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
6) Markets
Our operations are geographically dispersed in oil and gas exploration and development areas throughout the world. We operate in a single, global offshore drilling market, as our drilling rigs are mobile assets and are able to be moved according to prevailing market conditions. We organize our business into the following segments: (i) harsh environment; (ii) floaters; and (iii) jack-ups. For details of our revenues and fixed assets by operating segment and geography, refer to Note 6 - "Segment information" to the Consolidated Financial Statements included herein.
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
8) Customers
Our customers include oil super-majors, state-owned national oil companies and independent oil and gas companies. In addition, we provide management services to certain affiliated entities. For an analysis of our most significant customers, refer to Note 6 - “Segment information” to the Consolidated Financial Statements included herein.
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

ii.International Maritime Regimes
Applicable international maritime regime requirements include, but are not limited to, the CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001 (ratified in 2008), or the Bunker Convention, the SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, MODU Code, and the BMW Convention.  These various conventions regulate air emissions and other discharges to the environment from our drilling units worldwide, and we may incur costs to comply with these regimes and continue to comply with these regimes as they may be amended in the future. In addition, these conventions impose liability for certain discharges, including strict liability in some cases. For details of these laws and regulations, refer to Item 3 - "Key Information - D. Risk Factors - Risks Relating to Our Company and Industry - We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business".
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
iii.Environmental Laws and Regulations
Applicable environmental laws and regulations include the U.S. Oil Pollution Act of 1990, ("OPA"), the Comprehensive Environmental Response, Compensation and Liability Act, ("CERCLA"), the U.S. Clean Water Act, ("CWA"), the U.S. Clean Air Act, ("CAA"), the U.S. Outer Continental Shelf Lands Act ("OCSLA"), the U.S. Maritime Transportation Security Act of 2002 (“MTSA”), European Union regulations, including the EU Directive 2013/30 on the Safety of Offshore Oil and Gas Operations, and Brazil’s National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Federal Law (9966/2000) relating to pollution in Brazilian waters. These laws govern the discharge of materials into the environment or otherwise relate to pollution or protection of the environment and natural resources. In certain circumstances, these laws may impose strict, joint and several liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part. Implementation of new environmental laws or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs or limit the operational capabilities of our drilling units and could materially and adversely affect our operations and financial condition. For details of these laws and regulations, refer to Item 3 - "Key Information - D. Risk Factors - Risks Relating to Our Company and Industry - We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business".
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

C.ORGANIZATIONAL STRUCTURE
1) Consolidated Subsidiaries
A full list of our significant management, operating and rig-owning subsidiaries is shown in Exhibit 8.1. All subsidiaries are, indirectly or directly, wholly-owned by us.
2) Investments in Non-Consolidated Entities
In addition to owning and operating our offshore drilling units through our subsidiaries, we also have investments in other offshore drilling and oil services companies. Below are our significant equity investments:
i. Gulfdrill
Gulfdrill is a joint venture that operates five premium jack-ups in Qatar with Qatargas. We have a 50% ownership stake in Gulfdrill. The remaining 50% interest is owned by Gulf Drilling International ("GDI"), who manages all five rigs. We lease three of our jack-up rigs to the joint venture (West Castor, West Telesto, and West Tucana), with the additional two units being leased from a third party shipyard. The Company only leases the rigs into Gulfdrill and all costs are incurred by Gulfdrill.
ii. Sonadrill
Sonadrill is a joint venture that operates drillships focusing on opportunities in Angolan waters. We have a 50% ownership stake in Sonadrill. The remaining 50% interest is owned by Sonangol. Both Seadrill and Sonangol agreed to bareboat two units each into the joint venture with Seadrill due to manage the two Sonangol owned drillships. On October 1, 2019, the first bareboat and management agreements for the Sonangol drilling unit, Libongos, became effective. The rig commenced its first drilling contract on October 10, 2019. The Libongos is currently operating in Angola while the Quenguela is contracted to start with Total in early 2022. The two committed Seadrill rigs will be leased to the joint venture when required; to date no contracts have been secured for these rigs.
For further information on our investments in non-consolidated entities, refer to Note 17 - "Investment in associated companies" to the Consolidated Financial Statements included herein.
3) Discontinued Operations
i.Paratus Energy Services Ltd (formerly NSNCo)
As of December 31, 2021, NSNCo, now Paratus Energy Services Ltd, owned investments in SeaMex (100%), Seabras Sapura (50%) and Archer (15.7%). These are described in further detail in points ii., iii., and iv. below.
On October 26, 2021, NSNCo and its subsidiaries were classified as a discontinued operation following the Bankruptcy Court's approval of a proposed sale of 65% of Seadrill's equity interest in NSNCo to its lenders. The sale was conducted through the use of a pre-packaged Chapter 11 bankruptcy process which completed on January 20, 2022. Following the sale in early 2022, NSNCo was renamed Paratus Energy Services Ltd, and was deconsolidated from the Seadrill group with the residual 35% interest being reflected as an equity method investment.
Please refer to the NSNCo restructuring described in Note 4 - Chapter 11 to the accompanying financial statements for further details.
ii. SeaMex
SeaMex is a drilling contractor that owns and operates five jack-up drilling units located in Mexico under contract with Pemex. SeaMex was a 50% owned joint venture until November, 2 2021, when NSNCo acquired the remaining 50% interest in SeaMex through a restructuring arrangement resulting in SeaMex being consolidated, as a discontinued operation, into NSNCo and Seadrill.
iii. Seabras Sapura
Seabras Sapura is a group of related companies that own and operate six pipe-laying service vessels in Brazil. NSNCo has a 50% ownership stake in each of these companies. The remaining 50% interest is owned by Sapura Energy.
iv. Archer
Archer is a global oilfield service company that specializes in drilling and well services. NSNCo owns 15.7% of the outstanding common shares of Archer and convertible loan note that has a conversion right into equity of Archer.

D.PROPERTY, PLANT AND EQUIPMENT
In this section, we provide details of our major categories of property, plant and equipment. We have categorized our assets as (i) drilling units and (ii) office and equipment. You can find further information in the notes to the Consolidated Financial Statements included in this report. For details on drilling units and equipment refer to Note 18 - "Drilling units" and Note 19 - "Equipment", respectively, to the Consolidated Financial Statements included herein.
1) Drilling units
The following tables, presented as at December 31, 2021, provide certain specifications for our drilling rigs. Unless otherwise noted, the stated location of each rig indicates either the current drilling location, if the rig is operating, or the next operating location, if the rig is mobilizing for a new contract.

Owned fleet
(i) Harsh Environment
Harsh Environment Semi-submersible rigs (two)

Unit	Year built	Water depth (feet)	Drilling depth (feet)	Location as at December 31, 2021	Estimated month of rig availability
West Venture	2000	2,600	30,000	Norway	Sold January 2022
West Phoenix	2008	10,000	30,000	Norway	November 2023
Harsh Environment Jack-up Rigs (one)

Unit	Year built	Water depth (feet)	Drilling depth (feet)	Location as at December 31, 2021	Estimated month of rig availability
West Elara	2011	450	40,000	Norway	March 2028
(ii) Floaters
Benign Environment Semi-submersible rigs (four)

Unit	Year built	Water depth (feet)	Drilling depth (feet)	Location as at December 31, 2021	Estimated month of rig availability
Sevan Driller*	2009	10,000	40,000	Indonesia	Sold April 2022
West Eclipse	2011	10,000	40,000	Walvis Bay	available
Sevan Brasil*	2012	10,000	40,000	Aruba	Sold April 2022
Sevan Louisiana	2013	10,000	40,000	USA	November 2022
Drillships (six)

Unit	Year built	Water depth (feet)	Drilling depth (feet)	Location as at December 31, 2021	Estimated month of rig availability
West Gemini	2010	10,000	35,000	Angola	May 2022
West Tellus	2013	12,000	40,000	Brazil	August 2025
West Neptune	2014	12,000	40,000	USA	January 2023
West Jupiter	2014	12,000	40,000	Spain	October 2025
West Saturn	2014	12,000	40,000	Brazil	June 2026
West Carina	2015	12,000	40,000	Sri Lanka	August 2025

(iii) Jack-ups
Benign Environment Jack-up Rigs (eleven)

Unit	Year built	Water depth (feet)	Drilling depth (feet)	Location as at December 31, 2021	Estimated month of rig availability
West Prospero	2007	400	30,000	Malaysia	available
West Ariel	2008	400	30,000	United Arab Emirates	available
West Cressida	2009	375	30,000	Malaysia	available
West Callisto	2010	400	30,000	Saudi Arabia	November 2022
West Leda	2010	375	30,000	Malaysia	available
AOD I	2013	400	30,000	Saudi Arabia	June 2022
AOD II	2013	400	30,000	Saudi Arabia	April 2024
AOD III	2013	400	30,000	Saudi Arabia	December 2022
West Castor	2013	400	30,000	Qatar	August 2023
West Tucana	2013	400	30,000	Qatar	May 2024
West Telesto	2013	400	30,000	Qatar	May 2025
In addition to the above owned fleet, we also lease three harsh environment rigs in the North Sea - the West Linus and West Hercules, which are leased from SFL and under contract with ConocoPhillips and Equinor, and the West Bollsta, which is leased from Northern Ocean. The SFL leased rigs are expected to be handed back to SFL in 2022. The West Bollsta completed operations with Lundin in February 2022 and the rig will shortly return to Northern Ocean.
The five SeaMex rigs are included within our discontinued operations held for sale and have been classified as managed rigs.
The drilling units were pledged as collateral under our senior secured debt held as subject to compromise at December 31, 2021. On emergence, the drilling units will be pledged as collateral under the new debt agreements.
Rig Disposal Program
Starting in 2020 and up to December 31, 2021, we have sold eight of our cold stacked units through our rig disposal program. Following the sale of the West Epsilon in 2020, we sold seven further rigs in 2021 (West Vigilant, West Freedom, West Pegasus, West Alpha, West Orion, West Eminence and West Navigator).
We sold the West Venture in January 2022 and the Sevan Brasil and Sevan Driller in April 2022. Refer to Note 34 – Subsequent events to the Consolidated Financial Statements included herein for further details.
2) Office and Equipment
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

ITEM 4A.UNRESOLVED STAFF COMMENTS
None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS
In this section, we present management’s discussion and analysis of results of operations and financial condition. It should be read in conjunction with our Consolidated Financial Statements and accompanying notes thereto included herein. You should also carefully read the following sections of this annual report entitled “Cautionary Statement Regarding Forward-Looking Statements,” Item 3 - "Key Information - A. Selected Financial Data", Item 3 - “Key Information - D. Risk Factors” and Item 4 - "Information on the Company".
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
2) Discontinued operations
As set out in Note 4 - Chapter 11 proceedings to these financial statements, the Company concluded a comprehensive restructuring of its balance sheet on February 22, 2022. As part of this restructuring process, the Company disposed of 65% of its equity interest in NSNCo on January 20, 2022. Prior to year end, on November 2, 2021, NSNCo completed the acquisition of the residual 50% equity interest in SeaMex Ltd, a company that it had previously held as a joint venture with Fintech. The agreed sale of 65% of NSNCo meant that the assets and liabilities were classified as held-for-sale as at December 31, 2021 and its results were reported as "discontinued operations" in the statement of operations. The comparative periods of the consolidated financial statements were adjusted for this classification and all balances presented in the remainder of this filing represent those for continuing operations unless otherwise indicated.
3) Changes to our fleet
The below table shows the number of owned drilling units included in our fleet for each of the periods covered by this report.

Drilling units owned	December 31, 2021	December 31, 2020	December 31, 2019
Harsh environment floaters	2	4	4
Harsh environment jack-up rigs	1	1	2
Total harsh environment rigs	3	5	6
Drillships	6	6	6
Semi-submersible rigs	4	7	7
Total floaters	10	13	13
Jack-up rigs	11	13	13
Total drilling units (1)	24	31	32
(1) We sold the West Venture in January 2022 and both the Sevan Driller and the Sevan Brasil in April 2022 from the above fleet. See Note 34 – Subsequent events to the Consolidated Financial Statements included herein for further details.
The reduction in our owned fleet is driven by sales under our rig disposal program. For further information, refer to Item 4D - "Property, Plant and Equipment".
The below table shows the number of managed/leased drilling units included in our fleet for each of the periods covered by this report:

Drilling units managed/leased	December 31, 2021	December 31, 2020	December 31, 2019
Managed rigs
Floater	4	10	10
Jack up / Tender	5	8	8
Total managed rigs	9	18	18

Leased
Harsh environment - floaters	2	4	3
Harsh environment - Jack-up	1	1	1
Total drilling units	3	5	4
The decrease in managed rigs during 2021 was due to the termination of nine Aquadrill management contracts. Rigs under Seadrill's management remained unchanged between 2019 and 2020.
The decrease in leased rigs during 2021 was due to the redelivery of the West Mira to Northern Ocean and West Taurus to SLF Corporation. Leased rigs increased by one unit in 2020 due to the new lease agreement with Northern Ocean relating to the West Bollsta.

There are no newbuildings for 2021 and 2020. We had an option, which expired on June 30, 2020 and was not exercised, to acquire the semi-submersible rig Sevan Developer.
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
The contract backlog for our fleet was as follows as at the dates specified:

(In $ millions)
Contract backlog	December 31, 2021	December 31, 2020	December 31, 2019
Harsh environment (1)	810	1,476	1,805
Floaters	1,309	132	364
Jack-ups	149	249	375
Total	2,268	1,857	2,544
(1) Subsequent to period end, backlog was reduced by $459 million related to the negotiated amendment to the West Linus lease with SFL. The rig is now expected to be delivered back to SFL in 2022, at which point Seadrill will no longer be the operator of the drilling contract.
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
We project our December 31, 2021 contract backlog to unwind over the following periods.

(In $ millions)
Contract backlog	Total	2022	2023	2024	Thereafter
Harsh environment	810	313	191	72	234
Floaters	1,309	264	356	352	337
Jack-ups	149	107	33	9	—
Total	2,268	684	580	433	571
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

A.RESULTS OF OPERATIONS

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Operating revenues	1,008	1,059	1,388
Operating expenses	(1,114)	(1,457)	(1,722)
Other operating items	(51)	(4,084)	39
Operating loss	(157)	(4,482)	(295)
Interest expense	(109)	(409)	(421)
Reorganization items, net	(310)	—	—
Other financial and non-operating items	(11)	447	(44)
Loss before income taxes	(587)	(4,444)	(760)
Income tax (expense)/benefit	(5)	(4)	40
Income/(loss) from discontinued operations	5	(215)	(502)
Net loss	(587)	(4,663)	(1,222)
1) Operating revenues
Total operating revenues consist of contract revenues, reimbursable revenues, management contract revenues and other revenues. We have analyzed operating revenues between these categories in the table below:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Contract revenues (a)	764	703	997
Reimbursable revenues (b)	35	37	41
Management contract revenue (c)	177	289	338
Other revenues (d)	32	30	12
Total operating revenues	1,008	1,059	1,388
a) Contract revenues
Contract revenues represent the revenues that we earn from contracting drilling units to customers, primarily on a dayrate basis. Contract revenue relates to Seadrill's owned units as well as harsh-environment rigs that have been leased from SFL and Northern Ocean. We have analyzed contract revenues by segment in the table below.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Harsh environment	437	376	313
Floaters	226	210	477
Jack-ups	101	117	207
Contract revenues	764	703	997
Contract revenues are primarily driven by the average number of rigs under contract during a period, the average dayrates earned and economic utilization achieved by those rigs under contract. We have set out movements in these key indicators of performance in the sections below.

i.Average number of owned or leased rigs on contract
We calculate the average number of rigs on contract by dividing the aggregate days our rigs were on contract during the reporting period by the number of days in that reporting period. The average number of rigs on contract for the periods covered is set out in the below table:

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Harsh environment	4	4	4
Floaters	3	3	5
Jack-ups	4	3	7
Average number of rigs on contract	11	10	16
Harsh Environment
The average number of harsh environment rigs remained at four on contract in the periods presented. We have five units that operated during the year (West Elara, West Linus, West Phoenix, West Hercules and West Bollsta), of which the West Phoenix was idle until August 2021. The West Venture, a cold stacked harsh environment unit, was sold in January 2022 and we anticipate that the three leased rigs, West Hercules, West Linus and West Bollsta will be returned to their owners in 2022, leaving two units in our go-forward fleet.
Floaters
There has been no change in the average number of floaters on contract between 2021 and 2020, although we have benefited from improved activity during the second half of 2021 and had five floaters operating at the end of year. In addition, our two cold stacked drillships, West Jupiter and West Carina, are being reactivated for operation in Brazil following the signing of two long terms contracts with Petrobras. We sold two of the remaining long-term cold stacked units (Sevan Brasil and Sevan Driller) in April 2022. We are marketing the remaining unit (West Eclipse) but would reactivate her if suitable work is secured that would provide an appropriate investment return on the reactivation cost.
The average number of floaters on contract decreased by two between 2020 and 2019 primarily due to the West Jupiter and West Saturn completing their contracts in 2019.
Jack-ups
The average number of jack-up rigs on contract presented above excludes three rigs leased to Gulfdrill (West Castor, West Telesto and West Tucana) as the charter revenue on those leases are included in "Other revenue"(discussed below). The average number of jack-ups on contract increased by one between 2021 and 2020 primarily due to the AOD II returning to operations with Saudi Aramco following a suspension in 2020. The remaining four long-term cold stack jack-ups are being marketed and would be reactivated if suitable work is secured.
The average number of jack-ups on contract decreased by four between 2020 and 2019 primarily due to the West Telesto and West Castor completing their contracts in 2019 and being leased to Gulfdrill in 2020, the suspension of the AOD II contract with Saudi Aramco in 2020, and the West Tucana completing its contract in 2020.
ii.Average contractual dayrates
We calculate the average contractual dayrate by dividing the aggregate contractual dayrates during a reporting period by the aggregate number of days for the reporting period. We have set out the average contractual dayrates for the periods presented in the below table:

(In $ thousands)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Harsh environment	263	242	215
Floaters	199	196	247
Jack-ups	78	80	79
Harsh Environment
The average contractual dayrate for harsh environment rigs increased by $21k per day between the years ended December 31, 2021 and 2020, primarily due to higher dayrates on new contracts and clients for the West Phoenix and West Hercules. This was partly offset by lower dayrates on the West Bollsta's new contract as well as the West Linus, and West Elara earning lower market-indexed rates on their long-term contracts.
The average contractual dayrate for harsh environment rigs increased by $27k per day between the years ended December 31, 2020 and 2019, primarily due to the West Phoenix operating at higher dayrates and due to the West Linus and West Elara earning higher market-indexed rates on their long-term contracts with ConocoPhillips.

Floaters
The average contractual dayrate for floaters increased by $3k per day between the years ended December 31, 2021 and 2020. This was primarily due to the West Saturn ,which was previously warm stacked, and Sevan Louisiana both operating at higher dayrates in 2021. This was partially offset by the West Carina being cold stacked and the West Neptune and West Tellus operating at lower dayrates in 2021.
The average contractual dayrate for floaters decreased by $51k per day between the years ended December 31, 2020 and 2019. This was primarily due to the West Jupiter completing a legacy dayrate contract at the end of 2019. This was partly offset by the Sevan Louisiana operating at a higher dayrate in 2020 compared to 2019.
Jack-ups
The average contractual dayrate for jack-ups decreased by $2k per day between the years ended December 31, 2021 and 2020. This was primarily due a decrease in the dayrate on the AOD II with Saudi Aramco on extension of contract in 2021. This was partly offset by AOD III earning a higher dayrate on their contract, also with Saudi Aramco.
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
Economic utilization for each of the periods presented in this report is set out in the below table:

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Harsh environment	93%	92%	90%
Floaters	84%	88%	92%
Jack-ups	96%	98%	96%
Economic utilization for harsh environment increased by 1% in 2021 primarily due to 2020 downtime on the West Bollsta. Economic utilization for floaters decreased by 4% primarily due to 2021 downtime on West Saturn, West Tellus and Sevan Louisiana relating to malfunctioning subsea equipment. Economic utilization for jack-ups decreased by 2% primarily due to the AOD II earning a reactivation rate for a period at the point it returned to operations following its contract suspension during the first half of the year, compounded by the West Callisto planned special periodic survey.
The economic utilization for harsh environment rigs increased by 2% from 2019 to 2020, primarily due to 2019 downtime on the West Phoenix, West Hercules and West Linus relating to malfunctioning subsea equipment. Economic utilization for floaters decreased by 4% in 2020 primarily due to the unplanned BOP on the West Tellus. Economic utilization for jack-ups increased by 2% in 2020 primarily due to improvements on the West Castor.
b) Reimbursable revenues
We generally receive reimbursements from our customers for the purchase of supplies, equipment, personnel and other services provided at their request in accordance with a drilling contract. We classify such revenues as reimbursable revenues.
c) Management contract revenue
We have analyzed management contract revenues by segment in the table below.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Harsh environment	29	129	184
Floaters	125	126	119
Jack-ups	12	17	13
Other	11	17	22
Management contract revenue	177	289	338

Harsh environment management contract revenues decreased between the years ended December 31, 2021, 2020 and 2019 due to a lower recharge to Northern Ocean relating to the West Bollsta as the first mobilization project completed in 2020, and from early 2021 when we stopped providing management services to West Mira. This was partly offset by higher management fees charged to Sonadrill in 2021 relating to the Quenguela and the Libongos, which returned to operations after being suspended in 2020.
d) Other revenues
Other revenues include the following:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Leasing revenues (i)	26	19	1
Early termination fees (ii)	6	11	11
Other revenues	32	30	12
i.Leasing revenues
Lease revenue increased between the years ended December 31, 2021 and 2020 due to higher charter fees for West Tucana which commenced operations in November 2020. Lease revenue increased between the years ended December 31, 2020 and 2019 due to the West Castor, West Telesto and West Tucana being leased to Gulfdrill.
ii.Early termination fees
Early termination fees were received for the West Bollsta in 2021, the West Gemini in 2020, and the West Jupiter and West Castor in 2019.
2) Operating expenses
Total operating expenses include vessel and rig operating expenses, amortization of intangibles, reimbursable expenses, management contract expense, depreciation of drilling units and equipment, and selling, general and administrative expenses. We have analyzed operating expenses between these categories in the table below:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Vessel and rig operating expenses (i)	(676)	(606)	(726)
Depreciation (ii)	(155)	(346)	(426)
Amortization of intangibles (iii)	—	(1)	(134)
Reimbursable expenses	(32)	(34)	(39)
Selling, general and administrative expenses (iv)	(77)	(80)	(95)
Management contract expense (v)	(174)	(390)	(302)
Operating expenses	(1,114)	(1,457)	(1,722)
i.Vessel and rig operating expenses
Vessel and rig operating expenses represent the costs we incur to operate a drilling unit that is either in operation or stacked. This includes the remuneration of offshore crews, rig supplies and expenses for repairs and maintenance.
We have analyzed vessel and rig operating expenses by segment in the table below:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Harsh environment	373	250	243
Floaters	231	272	342
Jack-ups	72	84	141
Vessel and rig operating expenses	676	606	726
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

For detail on the movement in operating rigs in each period presented, please refer to section 1 a) - "i. Average number of owned or leased rigs on contract".
Harsh environment rigs incurred higher costs in 2021 despite the amount of rigs on contract being consistent with the prior year. This was largely due to higher personnel costs combined with increased lease expense on the West Bollsta. This was partially offset by the sale of West Navigator, West Alpha and West Eminence, for which we no longer incur rig maintenance costs. The increase in costs in 2020 compared to 2019 was due to increased personnel and COVID-19 related costs which was partly offset by the disposal of the cold stacked West Epsilon in 2020.
Operating expenses on floater rigs decreased in 2021 mainly driven by the sale of the West Orion, West Pegasus and West Eclipse, along with two warm stacked rigs being transitioned to a cold stacked status. Warm stacked rigs generally incur higher expenditure due to the anticipation of new operations, thus maintaining some functions that are usually paused when a rig is cold stacked. Operating expenses in 2020 decreased from 2019 due to the West Neptune and Sevan Louisiana moving from an operating to warm stacked status.
Jack up rigs saw a decrease in expenses for the year ended December 31, 2021 due to the sale of West Vigilant and West Freedom, along with an additional rig leased to Gulfdrill, as leased rigs typically incur minimal operational expenses. There are now three rigs being leased to Gulfdrill; West Telesto, West Tucana and West Castor. Operating expenses were lower in 2020 than 2019 due to a decrease in the number of operating rigs as well as rigs being leased to Gulfdrill.
ii.Depreciation of drilling units and equipment
We record depreciation expense to reduce the carrying value of drilling unit and equipment balances to their residual value over their expected remaining useful economic lives.
Depreciation decreased in 2021 compared to 2020 as a result of the impairments recognized on our drilling fleet in both March and December 2020, compounded by a further impairment of the West Hercules in June 2021. See Note 11 – "Loss on impairment of long-lived assets" to the Consolidated Financial Statements included herein for more information.
Similarly depreciation decreased in 2020 from 2019 due to the impairments recognized 2020 that resulting in lower carrying values of our drilling units and equipment, on which the depreciation charge is based.
iii.Amortization of intangibles
For periods before emergence from the previous Chapter 11 Proceedings we recognized intangible assets or liabilities only where we acquired a drilling contract in a business combination. We amortize these assets and liabilities over the remaining contract period and report the amortization under operating expenses.
Amortization reduced in 2021 and 2020, after completion of favorable contracts and an impairment recognized against the Seadrill Partners management contracts in 2020. See Note 16 - "Other assets" to the Consolidated Financial Statements included herein for more information.
iv.Selling, general and administrative expenses
Selling, general and administrative expenses include the cost of our corporate and regional offices, certain legal and professional fees, as well as the remuneration and other compensation of our officers, directors and employees engaged in central management and administration activities.
Selling, general and administrative expenses decreased in both 2021 and 2020 primarily due to lower legal and consultancy fees and a reduction in corporate office expenses.
v.Management contract expense
Management contract expense includes costs incurred in providing management and operational services on behalf third parties. We have analyzed management contract expenses in the table below:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Management contract expense	(30)	(92)	(79)
Reimbursable expenses	(108)	(156)	(223)
Expected credit losses	(36)	(142)	—
Total management contract expense	(174)	(390)	(302)
The decrease in management contract expense from 2020 to 2021 is due to the termination of the Wintershall contract with Northern Ocean and termination of services to Aquadrill. This was partly offset by an increase in fees charged to Sonadrill for the Libongos and Quenguela.
The 2020 increase in management contract expense was due to increased fees charged to Sonadrill for the Libongos, which went on contract in October 2019, partially offset by a decrease in reimbursable expenses billed to Sonadrill.
Refer to Note 5 – "Current expected credit losses" to the Consolidated Financial Statements included herein for more information regarding expected credit losses.

3) Other operating items
Other operating items include losses on impairment of long-lived assets and intangibles, gains on sale of assets and other operating income. We have analyzed other operating items between these categories in the below table:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Loss on impairment of long-lived assets (i)	(152)	(4,087)	—
Loss on impairment of intangible (ii)	—	(21)	—
Gain on sale of assets (iii)	47	15	—
Other operating income (iv)	54	9	39
Other operating items	(51)	(4,084)	39
i.Impairment of long-lived assets
The West Hercules was impaired in 2021 following an amendment to the terms of the leasing arrangements with SFL.
In 2020, impairment charges of $4.1 billion was booked against our rigs, reflecting our view that challenging market conditions were likely to persist for a sustained period and that certain of our cold stacked units were unlikely to return to the working fleet. We impaired all long-term cold stacked units in full and all other drillships and benign environment semi-submersible rigs were written down to their estimated fair market value.
ii. Impairment of intangible
In 2020 we impaired Seadrill Partners' management contracts after Seadrill Partners voluntarily entered into Chapter 11 on December 1, 2020.
iii. Gain on sale of assets
The gain on sale of assets in 2021 was due to the sale of the West Vigilant, West Pegasus, West Freedom, West Alpha, West Orion, West Eminence and West Navigator. These disposal were part of our rig disposal program; refer to Item 4D for further details.
The gain on sale of assets in 2020 was due to the sale of the West Epsilon and the sale of spare parts on the West Telesto to our Gulfdrill joint venture partner, GDI.
iv. Other operating income
The below table summarizes the main components of other operating income for the periods presented.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Pre-petition liabilities write-off (i)	27	—	—
Loss of hire insurance settlement (ii)	2	9	10
Receipt of overdue receivable (iii)	—	—	26
Settlement with shipyard	—	—	3
Others (iv)	25	—	—
Other operating income	54	9	39
i.Pre-petition liabilities write-off
Write-off of pre-petition lease liabilities due to Northern Ocean for the West Bollsta of $19 million and pre-petition liabilities to Aquadrill (formerly Seadrill Partners) of $8 million as a consequence of global settlement agreements with Northern Ocean and Aquadrill becoming effective
ii.Loss of hire insurance settlement
The 2021 insurance gain relates to excess recovery on the physical damage claimed on the Sevan Louisiana. The 2020 gain relates to the settlement of a claim on our loss of hire insurance policy following an incident on the Sevan Louisiana.
iii.Receipt of overdue receivables
Receipt of overdue receivables in 2019 which had not been recognized as an asset as part of fresh start accounting.
iv.Others
Primarily relates to a $22 million rebate of previously incurred war insurance premiums from The Norwegian Shipowners' Mutual War Risks Insurance Association ("DNK").

4) Interest expense
We have analyzed interest expense into the following components:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Cash and payment-in-kind interest on debt facilities (i)	(25)	(266)	(374)
Interest on SFL Leases (ii)	(84)	(12)	—
Unwind of discount debt	—	(44)	(47)
Write off discount debt (iii)	—	(87)	—
Interest expense	(109)	(409)	(421)
i.Cash and payment-in-kind interest on debt facilities
We incur cash and payment-in-kind interest on our debt facilities. This is summarized in the table below.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Senior credit facilities and unsecured bonds	(25)	(239)	(327)
Debt of consolidated Variable Interest Entities	—	(27)	(47)
Cash and payment-in-kind interest on debt facilities	(25)	(266)	(374)
Our senior credit facilities incurred interest at LIBOR plus a margin. For periods after July 2, 2018, this margin increased by one percentage point following the emergence from the Previous Chapter 11 Proceedings. On February 7, 2021, after filing for Chapter 11, we recorded contractual interest payments against debt held as subject to compromise ("adequate protections payments") as a reduction to debt in the Consolidation Balance sheet and not as an expense to Consolidated Statement of Operations. For further information on our bankruptcy proceedings refer to Note 4 - Chapter 11 of our Consolidated Financial Statements included herein.
ii.Interest on SFL Leases
In the fourth quarter of 2020 we deconsolidated the Ship Finance SPVs as we are no longer primary beneficiary of the variable interest entities. Following the deconsolidation, we recognized the liability, and related interest expense, between Seadrill and the SPVs that was previously eliminated on consolidation.
iii.Write off of discount on debt
In September 2020 and December 2020, there were non-payments of interest on our secured credit facilities that constituted an event of cross-default. The event of default resulted in the expense of unamortized debt discount of $87 million.
5) Reorganization items, net
We have analyzed reorganization items, net into the following components:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Advisory and professional fees after filing (i)	(127)	—	—
Remeasurement of terminated lease to allowable claim (ii)	(186)	—	—
Interest income on surplus cash invested (iii)	3	—	—
Total reorganization items, net	(310)	—	—
i.Advisory and professional fees
Expenses and income directly associated with the Chapter 11 cases are reported separately in the income statement as reorganization items, net as required by Accounting Standards Codification 852, Reorganizations.
ii.Remeasurement of terminated lease to allowable claim
The West Taurus lease was rejected through the Chapter 11 proceedings and the rig was handed back to SLF in early 2021 resulting in the loss recognized, being the difference between the outstanding liability held at fair value and its expected claim value. The liability will be discharged on emergence from bankruptcy and SFL will receive a pro-rated share of the $0.25 million which has been set aside for such claims.

iii.Interest income on surplus cash invested
Interest income on surplus cash across the group reclassified to reorganization items, net in accordance with US GAAP bankruptcy accounting guidance.
6) Other financial and non-operating items
We have analyzed other income and expense into the following components:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Interest income (i)	1	9	35
Share in results from associated companies (net of tax) (ii)	3	—	(22)
Loss on impairment of investments (iii)	—	—	(6)
Loss on derivative financial instruments (iv)	—	(3)	(37)
Fair value measurement on deconsolidation of VIE (v)	—	509	—
Foreign exchange loss (vi)	(4)	(23)	(11)
Other financial items (vi)	(11)	(45)	(3)
Other financial and non-operating items	(11)	447	(44)
i.Interest Income
Interest income relates to interest earned on cash deposits and other financial assets. Interest income decreased in both 2021 and 2020 as a result of a decrease in cash deposits and a fall in interest rates.
ii.Share of results in associated companies (net of tax)
Share of results in associated companies represents our share of earnings or losses in our investments accounted under the equity method.
The share of results from associated companies in 2021 and 2020 reflect a share in after-tax profits from our investment in Sonadrill partly offset by a share of losses from our investment in Gulfdrill. The share in after tax loss of associated companies for the 2019 reflects a share in losses in our investments in Seadrill Partners and Sonadrill.
iii. Loss of impairment of investment
On September 6, 2019, Seadrill Partners announced its suspension from trading on the NYSE. This was considered an other than temporary impairment indicator which led to an impairment review being performed in respect of the Seadrill investment in Seadrill Partners. The result of this exercise was a total impairment charge of $6 million across the investments we hold in Seadrill Partners.
iv. Loss on derivative financial instruments
On May 11, 2018, we bought an interest rate cap from Citigroup for $68 million. The interest rate cap mitigates our exposure to future increases in LIBOR over 2.87% from our floating bank debt. We also have a conversion option on a bond issued to us by Archer Limited. We record both of these assets at fair value.
No fair value movement on the derivative on the interest cap in the year end December 31,2021. The loss on derivatives in the year ended December 31, 2020 was a fair value loss on the interest rate cap of $3 million due to a decrease in forward interest rates.
The loss on derivatives in the year ended December 31, 2019 of $37 million comprised a fair value loss on our interest rate cap derivatives due to a decrease in forward interest rates.
v. Fair value measurement on deconsolidation of VIE
In the year ended December 31, 2020 a non-cash gain of $509 million arose following the deconsolidation of Ship Finance SPVs, which were previously consolidated by Seadrill under the variable interest model. The Ship Finance SPVs are the legal owners of the West Taurus, West Hercules, and West Linus, which were leased to Seadrill under capital lease arrangements. Following certain events in the period, Seadrill removed the assets and liabilities of the Ship Finance SPVs from the Company's consolidated balance sheet and recorded liabilities in respect of the three leases in their place. As the fair value of the lease liabilities was lower than the carrying values of the liabilities, this resulted in a large non-cash gain.
vi. Foreign exchange loss
Foreign exchange gains and losses relate to exchange differences on the settlement or revaluation of monetary balances denominated in currencies other than the U.S. dollar.
The foreign exchange movement is primarily driven by collateral placed with BTG Pactual in May 2019, under a letter of credit arrangement, of 330 million Brazilian Reais.

vii. Other financial items
Other financial items for the year ended December 31, 2020 primarily comprised professional and advisory fees related to our comprehensive restructuring and provisions for expected credit losses against related party loans receivable. The decrease in 2021 is primarily due to moving these restructuring cost to reorganization items, net in February 2021 following filing for Chapter 11.
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
Income tax for the year ended December 31, 2021 remained consistent with the prior year at $5 million (December 31, 2020: $4 million). The $40 million tax benefit recognized in 2019 was primarily due to the reversal of uncertain tax positions in the US.

B.LIQUIDITY AND CAPITAL RESOURCES
1) Emergence from Bankruptcy
On February 22, 2022, Seadrill completed its comprehensive restructuring and emerged from Chapter 11 bankruptcy protection. Please refer to Note 4 - "Chapter 11" of the accompanying financial statements for further details.
In our report at June 30, 2021, we reported a substantial doubt as to our ability to continue as a going concern as a result of the fact that we were in Chapter 11 and there was a degree of inherent risk associated with being in bankruptcy and whether the Plan of Reorganization would be confirmed. Having now emerged from Chapter 11 and with access to exit financing, we believe that cash on hand, contract and other revenues will generate sufficient cash flow to fund our anticipated debt service and working capital requirements for the next twelve months. Therefore, there is no longer a substantial doubt over our ability to continue as a going concern for at least the next twelve months following the date of issue of the financial statements.
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
2) Liquidity
Seadrill Limited's short-term liquidity requirements relate to servicing debt by way of amortization, repayments and interest payments, and funding working capital requirements. Sources of liquidity include existing cash balances, short-term investments and contract and other revenues. The Company has historically relied on cash generated from operations to meet its short-term liquidity needs. However, as a result of the downturn in the offshore industry, the Company has been required to obtain additional financing to support its liquidity needs. We achieved this through the Chapter 11 Proceedings, which is described in Note 4 - "Chapter 11".
Our level of liquidity fluctuates depending on a number of factors. These include, among others, our contract backlog, economic utilization achieved, timing of accounts receivable collection, and timing of payments for operating costs and other obligations. Our liquidity comprises cash and cash equivalents. The below tables show cash and restricted cash balances for each period presented.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Unrestricted cash	312	491	1,087
Restricted cash	223	168	218
Cash and cash equivalents, including restricted	535	659	1,305
We have shown our sources and uses of cash by category of cash flows in the below table:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Net cash used in operating activities (a)	(154)	(420)	(256)
Net cash provided by/(used in) investing activities (b)	37	(32)	(26)
Net cash used in financing activities (c)	—	(163)	(367)
Effect of exchange rate changes in cash and cash equivalents	(2)	(19)	3
Change in period	(119)	(634)	(646)

This reconciles to the total cash and cash equivalents, including restricted, which is as follows:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Opening cash and cash equivalents, including restricted cash	723	1,357	2,003
Opening cash and cash equivalents, including restricted cash - continuing operations	659	1,305	1,632
Opening cash and cash equivalents, including restricted cash - discontinued operations	64	52	371
Change in period - continuing operations	(124)	(646)	(327)
Change in period - discontinued operations	5	12	(319)
Closing cash and cash equivalents, including restricted cash	604	723	1,357
Closing cash and cash equivalents, including restricted cash - continuing operations	535	659	1,305
Closing cash and cash equivalents, including restricted cash - discontinued operations	69	64	52
a) Net cash used in operating activities
Net cash used in operating activities include cash receipts from customers, cash paid to employees and suppliers (except for capital expenditure), interest and dividends received (except for returns of capital), interest paid, income taxes paid and other operating cash payments and receipts.
We calculate net cash used in operating activities using the indirect method as summarized in the below table:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Net loss	(587)	(4,663)	(1,222)
Net operating income/(loss) adjustments related to discontinued operations (1)	(23)	191	469
Adjustments to reconcile net loss to net cash provided by operating activities (2)	550	4,212	597
Net loss after adjustments	(60)	(260)	(156)
Payments for long-term maintenance	(64)	(121)	(114)
Repayments made under lease arrangements	(46)	—	—
Changes in operating assets and liabilities	16	(39)	14
Net cash used in operating activities	(154)	(420)	(256)
(1) Relates to adjustments made to the net income/loss of discontinued operations to reconcile to operating cash flows from discontinued operations. The adjustments are made up of adjustments to reconcile net loss to net cash used in operating activities, other cash movements in operating activities, and changes in operating assets and liabilities, net of effect of acquisitions and disposals.
(2) Includes depreciation, amortization, gain on sale of assets, share of results from associated companies, loss on impairment of long-lived assets, investments, intangible assets and convertible note from related party, unrealized losses on derivatives and marketable securities, unrealized foreign exchange loss, non-cash reorganization items, payment-in-kind interest, fair value measurement on deconsolidation of VIE, amortization of discount on debt, changes in allowance for credit losses, deferred tax benefit and other non-cash items shown under the sub-heading "adjustments to reconcile net loss to net cash provided by operating activities" in the Consolidated Statements of Cash Flows presented in the Consolidated Financial Statements included in this report.
Market conditions in the offshore drilling industry in recent years have led to materially lower levels of spending for offshore exploration and development. This has negatively affected our revenues, profitability and operating cash flows. During the year ended December 31, 2021, 2020 and 2019, our cash flows from operating activities were negative, as cash receipts from customers were insufficient to cover operating costs, payments for long-term maintenance of our rigs, costs incurred for our comprehensive restructuring, and tax payments.
b) Net cash provided by/used in investing activities
Net cash provided by/used in investing activities include purchases and sales of drilling units and equipment, investments in non-consolidated entities and cash receipts from loans granted to related parties.
Net cash provided by investing activities for the year ended December 31, 2021 was comprised primarily of proceeds from disposal of assets, partly offset by capital expenditures.
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
Net cash used in financing activities for the year ended December 31, 2021 were nil.
Net cash used in financing activities for the year ended December 31, 2020 were driven by debt repayments and purchase of redeemable non-controlling interest.
Net cash used in financing activities for the year ended December 31, 2019 were driven by redemptions of Senior Secured Notes and debt repayments within our Ship Finance SPVs.
3) Information on our borrowings
An overview of our debt as at the Effective Date, divided into (i) secured credit facilities and (ii) unsecured senior convertible notes, is presented in the table below:

(In $ millions)	As at the Effective date	Maturity date
Secured credit facilities
$683 million facility	683	June 2027
$300 million facility (a)	175	December 2026
Total secured credit facilities	858
Unsecured
$50 million convertible note	50	August 2028
Total debt	908
Capitalized debt issuance costs and fresh start adjustments	—
Total net debt	908
(a) Under the $300 million facility, Seadrill has access to the $125 million revolving credit facility in addition to the $175 million term loan facility, which was not drawn down at the Effective Date (nor has it been drawn to date).

Prior to consummation of the Reorganization, Seadrill had $5,662 million of senior secured credit facilities. Under the Plan on the Effective Date, these facilities were in part reinstated in the form of the $683 million senior secured credit facility (as further described below), in part equitized through issuance of new shares, and in part settled in cash (specifically in respect to the AOD credit facility).

Secured credit facilities and unsecured convertible note
$300 Million New Money Facility
In February 2022 as part of the Reorganization, Seadrill entered into a $300 million super senior secured credit facility with a syndicate of lenders secured on a first lien basis. The facility has a maturity of December 15, 2026 and consists of a $175 million term loan facility and a $125 million revolving credit facility ("RCF"). The term loan facility bears interest at a margin of 7% per annum plus the SOFR (and any applicable credit adjustment spread). The RCF bears interest at a margin of 7% per annum plus the SOFR (and any applicable credit adjustment spread), and a commitment fee of 2.8% per annum is payable in respect to any undrawn portion of the RCF commitment.

$683 Million Reinstated Facility

In February 2022 as part of the Reorganization, Seadrill entered into a senior secured credit facility with a syndicate of lenders to partially reinstate the existing facilities in an aggregate amount of $683 million secured on a second lien basis. The facility bears interest at a total margin of 12.5% per annum plus the SOFR (and any applicable credit adjustment spread), and it has a maturity of June, 15 2027. The above-mentioned margin comprises two components: 5% cash interest; and 7.5% pay-if-you-can ("PIYC") interest, whereby Seadrill either pays the PIYC interest in cash or the equivalent amount is capitalized as principal outstanding (dependent on certain conditions set out in the facility agreement).
$50 Million Convertible Note
In February 2022 as part of the Reorganization, the Company issued $50 million of aggregate principal amount of an unsecured senior convertible note to Hemen Holdings Ltd., with a final maturity in August 2028 (the "Convertible Note"). The notes bear interest of 6% per annum plus 3-month US LIBOR, which is payable quarterly in cash. The Convertible Note is convertible into the Conversion Shares in an amount equal to 5% of the fully-diluted ordinary shares.

Covenants contained in the Company's debt facilities
Seadrill is subject to certain financial covenants and certain non-financial covenants under our financing documentation, which govern the above-mentioned secured facilities, being the Reinstated Facility and the New Money Facility. These non-financial covenants include, but are not limited to, liens on our drilling units and other assets (such as earnings, company shares and intercompany receivables), certain restrictions on additional indebtedness and investments or acquisitions, and certain restrictions on the payment of dividends. The Convertible Note and the Group’s secured Reinstated Facility and New Money Facility include cross-default provisions, whereby, in certain circumstances, a default under one given facility might result in defaults under other facilities.

C.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We recognize the significant impact that technology is having on our industry and through adopting new technologies, improving connectivity and digitizing the way we operate, we have enhanced processes associated with monitoring and managing our assets. Innovation remains at the heart of our business model - for instance, research and development has enabled us to implement PLATO, an advanced data analytics platform that monitors rig performance. The ability to draw insight from these large data sets helps us to optimize our performance for Customers and ensure care and maintenance of our equipment, without compromising safety.

We focus on technologies that will help us to improve results both financially and operationally. Our previously mentioned PLATO platform has expanded to include drilling performance, condition-based maintenance and monitoring, client data provision services and will soon include environmental monitoring to support our ESG and sustainability initiatives and goals. We continue to drive safety onboard our rigs and within the industry and have invested in the development of a cutting-edge red-zone management tool – Vision IQ which along with our other technologies earned industry recognition and awards in 2020.

D.TREND INFORMATION

The below table show the average oil price over the period 2017 to 2021. The Brent oil price at March 31, 2022 was $108.

	2017	2018	2019	2020	2021
Average Brent oil price ($/bbl)	55	71	64	42	71

Although we saw Brent prices stabilize between 2018-2019, the oil price plummeted in 2020 creating significant uncertainty on the Oil and Gas. In general, production cuts agreed between OPEC and non-OPEC members as well as effective vaccination campaigns have had a positive impact on the industry. Oil demand demonstrated robust recovery in 2021 and, based on various industry forecasts, may achieve the pre-pandemic levels in 2022. However, uncertainty related to the market balance and timing of the demand recovery remains, largely driven by future COVID-19 variants.
The below table shows the global number of rigs on contract and marketed utilization for the year ended December 31, 2021, and for each of the four preceding years.

	2017	2018	2019	2020	2021
Contracted rigs
Harsh environment jack-up (1)	26	28	32	26	28
Harsh environment floater	30	31	35	25	25
Benign environment floater	120	116	119	107	106
Benign environment jack-up (1)	128	140	171	175	174
Marketed utilization
Harsh environment jack-up (1)	76%	85%	94%	75%	80%
Harsh environment floater	83%	85%	87%	77%	77%
Benign environment floater	71%	73%	77%	77%	80%
Benign environment jack-up (1)	70%	75%	85%	82%	81%
(1) Rigs with water depth greater than 350 feet
Floater
Marketed utilization in 2021 trended above pre-COVID-19 levels driven by improved demand following low levels in 2020. The improved utilization levels has also been supported by the recycling campaigns of drillers, several of whom have completed comprehensive balance sheet restructuring processes, which has gone some way to assist the supply demand imbalance however, continued capital discipline will be critical to the continued recovery of this market. The drillship market is recovering at a faster rate than semi-submersibles with drillship utilization above 90% at 31 December 2021 compared to 70% for semi-submersible (benign-environment floater figures in the above table include both categories). Consequently we have seen a greater improvement in dayrates for drillships than semi-submersibles.
Jack-up
Marketed utilization in the benign jack-up segment remained consistent through 2021. While incremental demand came to market in 2021 this was balanced out by additional supply that was added to the market consequently there was limited improvement in dayrates. Discipline in adding supply to the market will be critical to improved market trends through 2022.
Harsh Environment
Marketed utilization was consistent year on year in the harsh environment floater segment due to a better supply and demand balance. Harsh environment jack up utilization improved through 2021 closing the year at 85%. However, with limited incremental demand in 2022 improvements in marketed utilization in both segments will be challenging in 2022.

E.     CRITICAL ACCOUNTING ESTIMATES
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
Carrying Value of Rig Assets
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
Our estimates, assumptions, and judgments reflect both historical experience and expectations regarding future operations, utilization and performance. At December 31, 2021, the carrying amount of our drilling units was $1.8 billion, representing 46% of our total assets.
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
With regard to our older drilling units, which have relatively short remaining estimated useful lives, the results of impairment tests are particularly sensitive to management’s assumptions. These assumptions include the likelihood of the unit obtaining a contract upon the expiration of any current contract, and our intention for the drilling unit should no contract be obtained, including warm/cold stacking or scrapping. The use of different assumptions in the future could potentially result in an impairment of older drilling units, which could materially affect our results of operations.
Impairment recognized and methodology
In 2020 there was a significant decrease in the price of oil due to the actions of OPEC and its partners combined with the global impact of the COVID-19 pandemic, with Brent Oil reaching a low of $22 per barrel on March 30, 2020. The impact of these events on the drilling market had an impact on our industry with expected decreases in utilization going forward and downward pressure on dayrates. We therefore concluded that an impairment triggering event had occurred for our drilling unit fleet in the year ended December 31, 2020 and recorded an impairment charge of $4.1 billion.
The crude oil price has increased significantly since December, 2020. After the global impact of this pandemic and with the backdrop of war and other global events, the offshore rig market has experienced a recovery, at least in utilization, in many regions. The price of Brent crude has risen and stabilized at more than $90 over the past several months before increasing to over $100. Additionally, oil companies and rig owners have mostly managed to navigate through many of the logistical hurdles posed by the COVID-19 pandemic. Drilling programs that had been postponed have now begun or are back on schedule. As a result, the number of contracted rigs has rebounded, and fleet utilization (jack ups, semi-submersibles and drillships) is nearing March 2020 pre-pandemic levels. Dayrates for some rig types in certain regions, such as for US Gulf of Mexico drillships, have risen dramatically. Conversely, dayrates for rigs in other regions have remained stagnant or only risen modestly. As such, we concluded there were no macro-economic indicators of impairment for our overall fleet in the period ended December 31, 2021.
However, changes to our forecast assumptions regarding the future of the West Hercules, whereby we expected it to be more likely than not that the rig would be sold or otherwise disposed of significantly before the end of its previously estimated useful life due to the planned amendment to the bareboat charter in Chapter 11, led us to conclude that an impairment triggering event occurred for the rig.
We assessed recoverability of the West Hercules by first evaluating the estimated undiscounted future net cash flows based on a number of assumptions, including projected dayrates, utilization of the units, operating costs, maintenance costs, reactivation costs, likelihoods of any required scrapping activity, and applicable tax rates. The West Hercules carrying amount was not deemed to be recoverable. Based on a fair value using a discounted cash flow model based on the same inputs as at year-end, the West Hercules was impaired by $152 million down to its deemed fair value of $137 million. These assumptions are necessarily subjective and the use of different assumptions could produce results that differ from those reported. These include uncertainties over future demand for services, dayrates, expenses and other market-based future events, and expectations may not be indicative of future outcomes.
Altering the dayrate and other assumptions used in our cash flow forecasts could have led to significantly different estimated fair values. As a result, the assessment as to whether an asset should have been impaired or otherwise was dependent on the timing of assessment and market expectations at that time. As the long-range outcomes are unpredictable due to this volatility, it is not possible to reasonably quantify the impact of changes in the assumptions used in our projected cash flows.
On August 27, 2021, the Bankruptcy Court approved an amendment to the original West Hercules bareboat charter, which removed the call options and purchase obligations in the original charter, leading to the arrangement no longer being accounted for a failed sale leaseback and the remaining $137 million rig carrying value being derecognized (along with the remaining $146 million liability to SFL).
We also assessed the recoverability of the West Linus at year-end, which was amended to a short-term transition charter subsequent to year-end, in a similar manner to that of the West Hercules. The carrying value was deemed to be recoverable.
Fair Value of SeaMex
As described in Note 32 - Business Combinations, on November 2, 2021, NSNCo consolidated SeaMex in a business combination. All assets and liabilities acquired were evaluated as of the acquisition date in accordance with ASC 805 and recorded at their fair value as of that date.
Accounts receivable, net
SeaMex's current expected credit losses ("CECL") model estimates the allowance using a similar “probability-of-default” model to that of Seadrill's. Refer to Current Expected Credit Losses section below. Management has applied a 1% CECL on the receivable balance after specific reserves.
Drilling Units
The fair value of drilling units was estimated through the discounted cash flow (“DCF”) approach. The DCF approach derives values of rigs from the cash flows associated with the remaining useful life of the rig. Forecasted revenues used in the DCF model are derived from a "general pool" whereby the rigs will receive a global dayrate assumption and a contract probability factor. All future cash flows are discounted using a weighted average cost of capital ("WACC") range of 11% to 14%. Key assumptions used in the DCF include contracted dayrate and utilization forecasts.
Contracts
Management valued the favorable intangible drilling contracts by comparing the signed contract rates against the expected rates achievable for the rig type in the market, both adjusted for economic utilization and taxes. The gain or loss on the signed contract compared to the market rates were then discounted using an adjusted WACC of 14%.
Uncertain Tax Positions
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
While our annual tax provision is based on the information available to us at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined. Current income tax expense reflects an estimate of our income tax liability for the current year, withholding taxes, changes in prior year tax estimates as tax returns are filed or from tax audit adjustments. Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. Valuation allowances are determined to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. To determine the amount of deferred tax assets and liabilities, as well as at the valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including where our drilling units are expected to be deployed, as well as other assumptions related to our future tax position. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the deferred tax assets, liabilities or valuation allowances. In addition, our uncertain tax positions are estimated and presented within other current liabilities, other liabilities, and as reductions to our deferred tax assets within our Consolidated Balance Sheets. For details on our tax position, refer to Note 12 – "Taxation" to the Consolidated Financial Statements included herein.
Current Expected Credit Losses
We adopted accounting standard update 2016-13 effective January 1, 2020. Under this guidance, we are required to record allowances for the expected future credit losses to be incurred on trade and loan receivable balances.
The CECL model contemplates a broader range of information to estimate expected credit losses over the contractual lifetime of an asset. It also requires to consider the risk of loss even if it is remote. We estimate expected credit losses based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts of events which may affect the collectability. We estimate the CECL allowance using a “probability-of-default” model, calculated by multiplying the exposure at default by the probability of default by the loss given default by a risk overlay multiplier over the life of the financial instrument (as defined by Accounting Standard Update (“ASU”) 2016-13). Our critical assumptions relate to internal credit ratings and maturities used to determine probability of default, the subordination of debt to determine loss given default and the performance status of the receivable that can impact any management overlay. We determine management risk overlay based on management assessment of defaults, overdue amounts and other observable events that provide information on collection. Our internal credit ratings are based on the Moody’s scorecard approach (based on several quantitative and qualitative factors) and our approach relies on statistical data from Moody’s ‘Default and Ratings Analytics’ to derive the expected credit loss. We monitor the credit quality of receivables by re-assessing credit ratings, assumed maturities and probability-of-default on a quarterly basis. Due to the inherent uncertainty around these judgmental areas, it is at least reasonably possible that a material change in the CECL allowance can occur in the near term. We grouped financial assets with similar risk characteristics based on their contractual terms, historical credit loss pattern, internal and external credit ratings, maturity, collateral type, past due status and other relevant factors.
The CECL model applies to our external trade receivables, related party receivables (See Note 27 – "Related party transactions" to the Consolidated Financial Statements included herein for details) and other financial assets carried at amortized cost. Our external customers are international oil companies, national oil companies and large independent oil companies. These counterparties mostly have investment grade credit ratings. Historically we incurred very low credit losses and observed no significant past due amounts indicating delinquency of payments. Therefore, we have limited credit risk exposure impact based on our assessment of future, current and past conditions. However, we have established an allowance on our loans and trade receivables due from related parties reflecting their lower credit ratings and overdue balances.
Liabilities Subject to Compromise
While in Chapter 11, we distinguished liabilities from those that are liabilities subject to compromise ("LSTC"), being un-/undersecured prepetition liabilities, from those that are not, being fully secured prepetition liabilities and all post-petition liabilities. If there is uncertainty about whether a claim was undersecured, or would be impaired under the Plan of Reorganization, the entire amount of the claim was included within LSTC. Liabilities that were affected by the plan were reported at the amounts expected to be allowed, even if they may be settled for lesser amounts, which inherently requires a degree of estimation.

F.    SAFE HARBOR

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.DIRECTORS AND SENIOR MANAGEMENT
1) Board of Directors
The Board of Directors consists of seven individuals. The names and positions of the Directors as of March 31, 2022 are set out in the table below:

Name	Position
Julie Johnson Robertson	Director and Chair of the Board
Mark McCollum	Director
Karen Dyrskjot Boesen	Director
Jean Cahuzac	Director
Jan Kjaervik	Director
Andrew Schultz	Director
Paul Smith	Director
Certain biographical information about each of our directors is set forth below.
Julie Johnson Robertson is a highly respected leader in the offshore drilling business, and previously one of the highest ranking female chief executives in the energy sector. Ms. Robertson has more than 40 years of experience from various roles in Noble Corporation plc and its predecessor companies, including chair of the board, president and chief executive officer until Ms. Robertson opted to retire at which time she was named executive chairman until her retirement was effective. She holds a Bachelor of Journalism from the University of Texas at Austin and has attended the Advanced Management Program at Harvard Business School. Ms. Robertson is a US citizen and resides in Houston, Texas, US.

Ms. Robertson also currently holds directorships at EDG Resources, Inc (Independent Director), Superior Energy Services (Independent Director) and Spindletop Charities (Nonprofit Board Member).

Mark McCollum has extensive global OFSE experience and is an NYSE financial expert who has chaired three public company audit committees. Mr. McCollum has 17-years of experience in the oil and gas industry, having most recently served as President and CEO of Weatherford International. Mr. McCollum has also held several roles of prominence at Halliburton, including EVP and CFO. Mr. McCollum currently sits on the board of directors for Westlake Chemical Corporation. Mr. McCollum holds a Bachelor of Business Administration from Baylor University, Texas. Mr. McCollum is a US citizen and resides in Houston, Texas, US.
Mr. McCollum also currently holds directorships and senior management positions at McCollum Capital LLC (Partner), Backcast LLC (General Partner), Baylor College of Medicine (Director), Yellowstone Academy (Director), and Baylor St. Luke's Medical Center (Director).
Karen Dyrskjot Boesen has more than 20 years of experience from finance and commercial roles, and more recently general management roles, within the oil & gas industry. Ms. Boesen currently serves as the group CFO at the Sonnedix Group. She has previously held various CFO roles at TotalEnergies. and A.P. Møller-Mærsk. Ms. Boesen holds a Master of Science in Business Administration & Economics from Copenhagen Business School. Ms. Boesen is a Danish citizen and resides in London, England.
Ms. Boesen also currently holds a senior management position at Sonnedix Power Holdings, Ltd. (CFO).
Jean Cahuzac has more than 41 years of experience in the offshore energy service industry. Mr. Cahuzac was until recently the CEO of Subsea 7, and has previously worked for Transocean and Schlumberger in operational and management roles. He currently sits on the audit committee at Subsea 7 and is a member of the board at Bourbon Maritime. Mr. Cahuzac holds a degree in mechanical engineering from Ecole des Mines, St. Etienne, France, and a degree in petroleum engineering from the French Petroleum Institute, Paris, France. Mr. Cahuzac is a French citizen and resides in Paris, France.
Mr. Cahuzac also currently holds directorships and senior management positions at EVOLEN (President), Bourbon Maritime SAS (non-executive director) and Subsea 7 S.A. (non-executive director).
Jan Kjaervik has more than 35 years of experience in financial roles across the banking, energy and maritime sectors. Mr. Kjærvik was most recently Head of Treasury & Risk for A.P. Møller-Mærsk and prior to that he held a similar role at Aker Kværner/Solutions. Mr. Kjærvik currently sits on the board of directors and serves as the Audit Committee Chair for Høegh Autoliners, and has previously held directorships in, inter alia, Mærsk Supply Service, Mærsk Insurance, Danish Ship Finance and Britannia PI. Mr. Kjærvik holds a Masters in Economics (lic. oec.) from the University of St. Gallen, Switzerland. Mr. Kjærvik is a Norwegian citizen and resides in Oslo, Norway.
Andrew Schultz is an experienced turnaround investor and executive, as well as a seasoned director with extensive experience in stressed and distressed situations. Mr. Schultz has experience across many industries, including the offshore drilling sector and the E&P sector. Mr. Schultz serves as board chair for Pacific Drilling and as director for Vanguard Natural Resources, in addition to a total of seven other board positions. Mr. Schultz holds a Juris Doctor degree from Fordham University School of Law, New York. Further, he has attended a doctoral program in economic geography (industrial location theory) and other studies in economics and geography at Clark University, Worcester, Massachusetts. Mr. Schultz is a US citizen and resides in New Canaan, Connecticut, US.

Mr. Schultz also currently holds directorships and senior management positions at Algoma Steel, Inc. (Director and Chairman), Quorum Health, LLC (Director and Chairman), Save A Lot, Inc. (Director and Chairman), M|C Communications Inc. (Chairman), Legacy Cabinets, LLC (Chairman), BBK Worldwide, LLC (Director), NYDJ Apparel, LLC (Chairman and Sole Officer), Innovative Fixture Solutions, LLC (Chairman).
Paul Smith has expertise in capital allocation, capital structure, capital markets, and restructurings across various industries globally, including mining and metals, oil and gas, and steel. Mr. Smith is the founder and principal of Collingwood Capital Partners. Mr. Smith previously worked nine years for Glencore, and has held the position as CFO for Katanga Mining. Mr. Smith currently sits on the board for Trident Royalties. Mr. Smith holds a MA in Modern History from Lincoln College, Oxford University. Mr. Smith is a British citizen and resides in Zug, Switzerland.
Mr. Smith also currently holds directorships and senior management positions at Collingwood Capital Partners AG (Founder & Principal), Trident Royalties Plc (non-executive chairman) and Echion Technologies Limited (non-executive director).
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
The names of the members of Management as of March 31, 2022, and their respective positions, are presented in the table below:

Name	Age	Position
Simon William Johnson	51	President and Chief Executive Officer
Grant Russel Creed	41	Executive Vice President and Chief Financial Officer
Leif Olaf Nelson	47	Executive Vice President, Chief Operating and Technology Officer
Sandra Faye Redding	45	Executive Vice President, General Counsel and Chief of Staff
Simon William Johnson has worked internationally for the past 25 years for a number of publicly listed offshore drilling contractors, including Diamond Offshore, Seadrill, Noble Corporation and Borr Drilling. His early career saw exposure to various rig and shore-based operational roles for MODUs in South East Asia before migrating to more commercially focused roles including Senior Vice President - Marketing and Contracts at Noble Corporation and Chief Executive Officer of Borr Drilling. Mr. Johnson has demonstrated strengths in strategy development, investor engagement and relationship management. Mr. Johnson has many years of exposure to board engagements and associated corporate governance and compliance issues. He holds a Bachelor of Commerce (Economics & Finance) from Curtin University and has completed the Advanced Management Program at Harvard Business School. Mr. Johnson holds Australian citizenship and resides in the United Kingdom.
Grant Russel Creed serves as the Chief Financial Officer of Seadrill Management. Mr. Creed was appointed as Seadrill's Executive Vice President and Chief Financial Officer in May 2021. Mr. Creed joined the Company in 2013 and has held various positions including Chief Restructuring Officer, VP Mergers & Acquisitions and VP Corporate and Commercial Finance. Prior to joining Seadrill, he held M&A Transaction Services and Audit positions at Deloitte. He is a chartered accountant and holds a Bachelor of Commerce in Accounting from the University of Port Elizabeth, South Africa. Mr. Creed holds dual South African and Australian citizenship and resides in the United Kingdom.
Leif Olaf Nelson has served as Seadrill Management's Executive Vice President and Chief Operating and Technology Officer since May 2021. Mr. Nelson served as Chief Technology Officer from December 2020, and prior to that Chief Operating Officer from July 2015. Mr. Nelson has been with the Company since 2011. He has over 23 years of experience in the drilling industry. Prior to joining Seadrill, Mr. Nelson held various operational positions for Transocean Ltd. Mr. Nelson is a graduate of the Colorado School of Mines and holds a BSc in Petroleum Engineering. Mr. Nelson also sits on the board of the Well Control Institute and Aquadrill LLC. Mr. Nelson is a US citizen and resides in the United Kingdom.
Sandra Faye Redding has served as Seadrill Management's Executive Vice President, General Counsel and Chief of Staff since May 2021, and General Counsel since joining the Group in September 2019. She is the Company Secretary of Seadrill Limited. Mrs. Redding has 20 years in-house legal experience in the oil and gas sector, including most recently serving as General Counsel of the Dubai government owned operator Dragon Oil. Mrs. Redding has previously worked as in-house counsel to Gaz de France (now Engie) and RWE Dea (now INEOS) in the UK North Sea and across their international portfolios. Mrs. Redding holds a B.Com and an LLB (Hons), both from the University of Queensland, and is qualified to practice as a solicitor in England & Wales and in Queensland, Australia. Mrs. Redding is a British, Australian and New Zealand citizen and resides in the United Kingdom.

B.COMPENSATION
1) Directors
During the year ended December 31, 2021 we paid an aggregate $0.8 million in directors’ fees to the members of the Board of Directors, serving as members for services towards Seadrill Limited (Predecessor).

2) Senior management
Senior management compensation in the year ended December 31, 2021 includes base salary, allowances, retirement plan contributions and payments arising from the Long-Term Incentive and Retention Plan granted in prior years. In addition, members of management are eligible to participate in benefit programs available in their work locations including medical, life insurance and disability benefits. We believe that the compensation awarded to our management is consistent with that of our peers and similarly situated companies in our industry.
During the year ended December 31, 2021, we paid an aggregate compensation of $7 million, inclusive of retirement benefits, to our senior management.
All of our Executive Committee members have termination related payment clauses in their contracts. These relate to terminations in the context of a "Change of Control Event" or terminations agreed due to "Good Reason" other than "Cause". "Cause" is defined as one of the following: Gross misconduct; Serious breach of Contract; UK criminal offense; Fraud & corrupt practices relating to the Bribery Act 2010 and ineligibility to work legally in the UK. All the above contracts are signed by the current incumbents. Other than the listed termination related payment clauses, no employee, including members of Management, has entered into employment agreements which provide for any special benefits upon termination of employment.
C.BOARD PRACTICES
The Board of Directors is responsible for the overall management of the Company and may exercise all the powers of the Company not reserved to the Company's shareholders by the Bye-Laws or Bermuda law.
1) Terms of office
The Bye-Laws provide that the initial Board will consist of seven (7) directors, each of whom will serve a 1 year term until the first AGM (which is to held within 1 month of the anniversary of the Plan Effective Date) .
2) Directors' service contracts
The Directors are entitled to one months' notice of termination of their service agreements.
3) Board committees
On February 23, 2022, our Board of Directors established an Audit and Risk Committee and a Joint Nomination and Remuneration Committee, and may create such other committees as the Board of Directors shall determine from time to time. Each of the committees of our Board of Directors has the composition and responsibilities described below.
i.Audit and Risk committee
The Board of Directors has established an Audit and Risk Committee among the members of the Board of Directors. The Audit and Risk Committee comprises Mark McCollum (Chair), Jan Kjærvik (Committee Member), Jean Cahuzac (Committee Member) and Karen Dyrskjot Boesen (Committee Member). The Audit and Risk Committee is responsible for overseeing the quality and integrity of the Company's Consolidated Financial Statements and its accounting, auditing and financial reporting practices; the Company's compliance with legal and regulatory requirements; the independent auditor's qualifications, independence and performance; and the Company's internal audit function and internal controls. In addition, the Audit and Risk Committee monitors and makes recommendations to the Board of Directors in relation to potential conflicts of interest between the Company and any of its affiliates or related third parties. The Audit and Risk Committee will also evaluate any conflicts of interest between a director and the Company. The Bye-Laws provide that the Audit and Risk Committee shall have all the powers and authority of the Board with respect to all matters set forth in the Audit and Risk Committee charter.
ii.Joint Nomination and Remuneration committee
The Board of Directors has established a Joint Nomination and Remuneration Committee among the members of the Board of Directors. The Joint Nomination and Remuneration Committee comprises of Julie Johnson Robertson (Chair), Andrew Schultz (Committee Member) and Paul Smith (Committee Member). The Joint Nomination and Remuneration Committee is responsible for (i) overseeing and determining the compensation for executive remuneration, (ii) nominating candidates for the election of Directors, (iii) providing recommendations for the Board remuneration and (iv) succession planning. The Bye-Laws provide that the Joint Nomination and Remuneration Committee shall have all the powers and authority of the Board with respect to all matters set forth in the Joint Nomination and Remuneration Committee charter.

D.EMPLOYEES
The table below shows the development in the numbers of employees (including contracted-in staff) at December 31, 2021, 2020 and 2019. Please note that those shown in the "Other" category below, represent employees who provide services for Sonadrill, Aquadrill (formerly Seadrill Partners), and Northern Ocean as well as corporate employees.

Employees (including contracted-in staff)	As at December 31, 2021	As at December 31, 2020	As at December 31, 2019
Operating segments:
Harsh environment	1,024	1,066	1,037
Floaters	1,269	1,035	1,257
Jack-up rigs	371	294	699
Other	556	780	1,243
Total employees	3,220	3,175	4,236
Geographical location:
Norway	1,092	1,154	994
North and Central America	405	623	1,071
South America	418	423	300
Rest of Europe	211	224	345
Asia Pacific	55	65	492
Africa and Middle East	1,039	686	1,034
Total employees	3,220	3,175	4,236
Employees of SeaMex (499 total employees as of December 31, 2021), which formed part of Seadrill's consolidated group as of December 31, 2021 but was disposed shortly after the end of the reporting period, are not included in the table above. The movement in numbers between 2021 and 2020 occurred in Africa mainly due to up-manning and preparation for operation of the West Gemini and Quenguela in Angola.
We employ people in a number of locations globally. In some locations, predominantly Norway and South America, employees and contract labor are represented by collective bargaining agreements ("CBAs"). As part of the legal obligations in some of these agreements, we are required to contribute certain amounts to retirement and pension funds. In addition, many of these employees are working under agreements that are subject to salary negotiation, which could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance. We consider our relationships with the various unions to be stable. The CBAs in place relating to Norway's employees have no set expiry and are reviewed every two years. Separate agreements are in place for the Onshore and Offshore populations. The CBA in place relating to South America's employees was successfully renegotiated in September 2021 and is due to expire in August 2022. Due to a volatile economy and rising inflation costs, market trends suggest that it may be necessary to consider a salary readjustment in the next CBA.
The table below shows the percentage of the labor force covered by a CBAs by geographic location, as at December 31, 2021:

Employees (including contracted-in staff)	Total employees	Employees covered by CBAs	Employees covered by CBAs (%)	CBA cover expiring within 1 year	CBA cover expiring within 1 year (%)
Geographical location:
Norway	1,092	1,092	100%	1,092	100%
South America	418	418	100%	418	100%
Other	1,710	—	—%	—	—%
Total	3,220	1,510	47%	1,510	100%

E.SHARE OWNERSHIP

As at March 31, 2022, members of the Board of Directors and members of Management had the following shareholding in the Company.

Name	Position	Number of Common Shares, par value $0.01 each
Julie Johnson Robertson	Director and Chair of the Board	—
Mark McCollum	Director	—
Karen Dyrskjot Boesen	Director	—
Jean Cahuzac	Director	—
Jan Kjaervik	Director	—
Andrew Schultz	Director	—
Paul Smith	Director	—
Simon William Johnson	Management	—
Grant Russel Creed	Management	—
Leif Olaf Nelson	Management	—
Sandra Faye Redding	Management	—

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.MAJOR SHAREHOLDERS
We had a total of 100,384,435 issued common shares of the Predecessor Company, prior to our emergence from Chapter 11. The authorized share capital of the Company is $3,750,000 divided into 375,000,000 common shares of par value $0.01 each.
Total common shares issued on emergence and outstanding as of February 22, 2022 is 49,999,998. In addition, $50 million of convertible bonds, with margin of LIBOR + 6% and maturity date of August 2028, were issued to Hemen upon emergence. The convertible bonds are convertible into the Conversion Shares in an amount equal to 5% of the fully-diluted ordinary shares.
The following table presents certain information as of February 22, 2022, regarding the ownership of our common shares with respect to Shareholders who own 5% or more of the Company's issued and outstanding common shares and have an interest in the Company's share capital which is notifiable to the Norwegian Securities Trading Act. As of the date of this annual report, no shareholder, other than those set out in the table below holds more than 5% of the issued and outstanding common shares.

	Common Shares Held
Shareholder	Number	%
Export Finance Norway	8,829,997	17.660
Deutsche Bank	4,545,928	9.092
Export-Import Bank of Korea	3,811,295	7.623
DNB Bank	3,745,642	7.491
Funds managed by Cairn Capital Limited	3,681,920	7.364
Korea Trade Insurance Corporation	3,589,441	7.179
Nordea Bank	3,291,618	6.583
J.P. Morgan Securities	3,092,545	6.185
Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our issued and outstanding common shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Seadrill.

B.RELATED PARTY TRANSACTIONS
Please see Note 27 - "Related party transactions" to the Consolidated Financial Statements included herein.

C.INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

1) Financial Statements

Please see the section of this Annual Report on Form 20-F entitled Item 18 - “Financial Statements”.

2) Legal Proceedings

Please see Note 30 - "Commitments and contingencies" to the Consolidated Financial Statements included herein.
3) Dividends
The payment of any future dividends to shareholders will depend upon decisions that will be at the sole discretion of the Board of Directors and will depend on the then existing conditions, including Seadrill's operating results, financial condition, contractual restrictions, corporate law restrictions, capital requirements, the applicable laws of Bermuda and business prospects.
Pursuant to the Bye-Laws, the Board of Directors may declare cash dividends or distributions. The payment of any future dividends to shareholders will depend upon decisions that will be at the sole discretion of the Board of Directors and will depend on the then existing conditions, including the Company's operating results, financial condition, contractual restrictions, corporate law restrictions, capital requirements, the applicable laws of Bermuda and business prospects. Under Bermuda law, a company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (a) it is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of its assets would thereby be less than its liabilities.
Although the Board of Directors may consider the payment of dividends following the Effective Date, there can be no assurance that the Company will pay any dividend, or if declared, the amount of such dividend. The terms of the Reinstated Facility and the New Money Facility may restrict the Company's ability to declare or pay dividends.
Further, as the Company is a holding company with no material assets other than the shares of its subsidiaries through which it conducts its operations, its ability to pay dividends will also depend on the subsidiaries distributing their respective earnings and cash flow to the Company.
Seadrill Limited was incorporated on October 15, 2021 and has not paid any dividends since its incorporation.

B.SIGNIFICANT CHANGES

There have been no significant changes since the date of our Consolidated Financial Statements, other than as described in Note 34 - "Subsequent events" to the Consolidated Financial Statements included herein.

ITEM 9.THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS
Our common shares are trading on Euronext Expand, operated by the OSE, under the trading symbol “SDRL”.
B.    PLAN OF DISTRIBUTION
Not applicable.
C.    MARKETS
Trading in our common shares on Euronext Expand commenced on April 28, 2022, under the trading symbol "SDRL". The Company intends, as soon as reasonably practicable after it satisfies the requirements of listing on the main market of the OSE, to seek an uplisting to the main market of the OSE. In addition, subject to meeting the requirements for such a listing, the Company is in the process of applying for listing on the NYSE. In connection with the NYSE listing, if successful, the Company contemplates that it would change its listing status on Euronext Expand or the OSE, as the case may be, to a secondary listing. As at the date of this Report, the Company has not applied for admission to trading of the shares on any other stock exchange, regulated market or a multi trading facility (MTF) other than as set out herein.
D.    SELLING SHAREHOLDERS
Not applicable.

E.    DILUTION
Not applicable.
F.    EXPENSES OF THE ISSUE
Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.SHARE CAPITAL
Not applicable.

B.MEMORANDUM OF ASSOCIATION AND BYE-LAWS
The Bye-Laws are referenced in the exhibits to this annual report on Form 20-F and has been incorporated by reference to Exhibit 3.2 of the amended Registration Statement. Below is a summary of provisions of the Bye-Laws and certain aspects of applicable Bermuda law. The Bye-Laws do not place more stringent conditions for the change of rights of holders than those required by the Bermuda Companies Act.
1) Objects of the Company
The Company is an exempted company limited by shares incorporated under the laws of Bermuda, and is registered with the Bermuda Registrar of Companies with registration number 202100496. The Company was incorporated on October 15, 2021 under the name Seadrill 2021 Limited, and its name was changed to Seadrill Limited on February 22, 2022. The Company’s registered office is located at 55 Par La Ville Road, Hamilton, Bermuda HM11. The objects of the Company's business are unrestricted, and the Company has the capacity of a natural person. The Company can therefore carry out any trade or business which, in the Board of Directors' opinion, can be advantageously carried out by the Company. Moreover, this means that the Company's objectives are not specified. The Company can therefore undertake activities without restriction on its capacity.
On February 17, 2022, the then sole shareholder of the Company adopted the current Bye-laws of the Company with effect from February 22, 2022.
2) Board of Directors
i.Proceedings of the Board of Directors
The Bye-Laws provide that, subject to the Bermuda Companies Act, the business of the Company shall be managed and conducted by the Board of Directors. Generally, the Board of Directors may exercise the powers of the Company, except to the extent the Bermuda Companies Act or the Bye-Laws reserve such power to the shareholders. Bermuda law permits individual or corporate directors and there is no requirement in the Bye-Laws or under Bermuda law that directors hold any of the Company's shares. There is also no requirement in the Bye-Laws or under Bermuda law that the Directors must retire at a certain age.
The remuneration of the Directors is determined by the shareholders in a general meeting (based on the non-binding recommendation of the Joint Nomination and Remuneration Committee). The Directors may also be paid all reasonable and documented travel, hotel and incidental expenses properly incurred by them (or, in the case of a director that is a corporation, by their representative or representatives) in attending and returning from meetings of the Board of Directors, meetings of any committee appointed by the Board of Directors or general meetings of the shareholders, or in connection with the Company's business or in discharge of their duties as Directors generally.
No physical meeting of the Board of Directors may take place in Norway or the United Kingdom. For any meeting of the Board of Directors or any board committee held electronically, a majority of the Directors participating in the meeting (including the Chairman) must be physically located outside Norway or the United Kingdom. Any such meeting must be opened in and originate from Bermuda and if all the Directors participating in such meeting are not in the same place, they may decide that the meeting is being deemed as taking place wherever any of them is, but under no circumstances can they decide that the meeting is deemed to have taken place in Norway or the United Kingdom.
Pursuant to the Bye-Laws, a Director who discloses a direct or indirect interest in any contract or proposed contract, transaction or arrangement with the Company, as required by Bermuda law or any applicable law, rules or regulations, is not entitled to vote in respect of any such contract or proposed contract in which he or she is interested. Such Director may, at the discretion of the uninterested Directors present at the meeting, attend, and be counted in the quorum for the relevant meeting at which the contract or proposed contract or arrangement is to be voted on. No such contract or proposed contract, transaction or arrangement will be void or voidable by reason only that such interested Director was counted in the quorum of the relevant meeting or signed a written resolution of the Board in respect thereof to achieve unanimity, and such interested Director shall not be liable to account to the Company for any profit realized thereby.
Subject to the Bye-Laws, a resolution put to vote at a meeting of the Board of Directors will be carried by a majority of the votes cast. No Director (including the chairman of the Board of Directors (if any)) is entitled to a second or casting vote. In the case of an equality of votes, the resolution shall fail.
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

ii.Election and removal of Directors
The Bye-Laws provide that, as of the date of the adoption of the Bye-Laws, the Board of Directors shall consist of seven (7) Directors. From the first annual general meeting of the Company, the Company's Board of Directors shall consist of such number of Directors as the Company's shareholders elect or determine at a general meeting, based on the non-binding recommendation of the Joint Nomination and Remuneration Committee.
Only persons who are proposed or nominated in accordance with the Bye-Laws are eligible for election as Directors . Subject to the advance notice requirements set out in the Bye-laws, any shareholder of the Company, the Joint Nomination and Remuneration Committee and the Board may propose or nominate any person for election as a Director.
Any nominee proposal put forth by one or more shareholders of the Company holding at least 10% of the issued and outstanding voting shares of the Company shall be put before the shareholders of the Company for consideration and, if deemed appropriate, for election at the respective general meeting provided that (a) the discretion of the Directors, to be exercised in compliance with their fiduciary duties from time to time, in relation to whether or not support or recommend such nominee proposal to the shareholders of the Company at such general meeting shall not be in any way fettered, restricted or otherwise prejudiced; and (b) such nominee proposal complies with the Bye-Laws.
Where any person, other than a person proposed for re-election or election as a Director by the Joint Nomination and Remuneration Committee or the Board, is to be proposed for election as a Director, notice must be given to the Company of the intention to propose him and of his willingness to serve as a Director. Where a Director is to be elected:
a.at an annual general meeting, such notice must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting or, in the event the annual general meeting is called for a date that is greater than 30 days before or after such anniversary, the notice must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made;
a.at a special general meeting, such notice must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was posted to Shareholders or the date on which public disclosure of the date of the special general meeting was made; and
b.such notice must comply with the disclosure requirements set out in the Bye-laws.
Where persons are validly proposed for re-election or election as a Director, such Directors shall be elected or re-elected by a majority of votes cast at the relevant general meeting in accordance with the Bye-Laws. At any general meeting the shareholders may authorize the Board to fill any vacancy in their number left unfilled at a general meeting.
Pursuant to the Bye-Laws, provided that a quorum of Directors remains in office, the Board of Directors have the power to appoint any person as a Director to fill a vacancy on the Board of Directors occurring as a result of the removal of a Director in accordance with the Bye-Laws, a Director being prohibited or disqualified from being a Director by any applicable laws, a Director becoming bankrupt, or making any arrangement or composition with his creditors, a Director becoming of unsound mind or death, or a Director resigning his office by notice to the Company. The term of office of any Director appointed by the Board to fill such a vacancy on the Board shall expire at the next annual general meeting.
A Director may resign by providing notice in writing to the Company of such resignation. The shareholders of the Company representing more than 50% of the votes cast at a general meeting of the Company that are entitled to vote for the election of Directors may, at any general meeting convened and held in accordance with the Bye-Laws, remove a Director, provided that the notice of any such general meeting of shareholders convened for the purpose of removing a Director contains a statement of the intention so to do and that it is served on such Director not less than seven (7) days before the meeting. The Director shall be entitled to attend the meeting and be heard on the motion for his or her removal.
The majority of all the Directors shall not be any of the following (i) citizens of the United States; (ii) residents of the United States; or (iii) residents of the United Kingdom.
iii.Duties of Directors
The Bye-Laws provide that the Company's business is to be managed by the Board of Directors. Under Bermuda common law, directors of a Bermuda company owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following elements:
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

3) Share rights
The holders of our Common Shares have no pre-emptive, redemption, conversion or sinking fund rights. The holders of our common shares are entitled to one vote per share on all matters submitted to a vote to the shareholders. Unless a different majority is required by law or by the Bye-Laws, resolutions to be approved by the holders of shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.
The holders of the our common shares shall, subject to the Bye-Laws, be entitled to such dividends as the Board may from time to time declare in accordance with the Bye-Laws and the Bermuda Companies Act.
In the event of a dissolution or winding up of the Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, the holders of Shares are entitled to the surplus assets of the Company available for distribution among all Shareholders of Common Shares on a pari passu and pro rata basis.
i. Variation of Share rights
The Bye-Laws provide that, subject to the Bermuda Companies Act, the rights attached to any class of the shares issued, unless otherwise provided for by the terms of issue of the relevant class, may be altered or abrogated either: (i) with the consent in writing of the holders of at least three-fourths of the issued shares of that class or (ii) with the sanction of a resolution passed by at least three-fourths of the issued shares of that class of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing at least one-third of the issued shares of the relevant class is present. However, if the Company or a class of shareholders only has one shareholder, one shareholder present in person or by proxy shall constitute the necessary quorum, specified in (ii). The Bye-Laws specify that the creation or issue of common shares ranking equally with existing common shares of the Company will not, unless expressly provided by the terms of issue of existing common shares, vary the rights attached to existing common shares.
ii. Voting rights
Under Bermuda law, the voting rights of shareholders are regulated by the Bye-laws, except in certain circumstances provided in the Bermuda Companies Act. At any general meeting, every holder of our common shares present in person and every person holding a valid proxy shall have one vote on a show of hands. On a poll, every such holder of our common shares present in person or by proxy shall have one vote for every share held. Unless a different majority is required by law or by the Bye-Laws, resolutions to be approved by the holders of our common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.
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
The Company may purchase its own shares for cancellation or acquire them as Treasury Shares in accordance with the Act on such terms as the Board shall think fit. The Board may exercise all the powers of the Company to purchase or acquire all or any part of its own shares in accordance with the Act.
4) Amendment of the Memorandum of Association and Bye-Laws
Bermuda law provides that the memorandum of association of a company may be amended in the manner provided for in the Bermuda Companies Act, i.e. by a resolution passed by its Board and resolution at a general meeting of shareholders. Pursuant to the Bye-Laws, no bye-law may be rescinded, altered or amended and no new bye-law may be made, save in accordance with the Bermuda Companies Act, and until the same has been approved by a resolution of the Board of Directors and by a resolution of the Shareholders including the affirmative vote of not less than two-thirds of all votes cast at a general meeting.
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
5) Meetings of Shareholders
Under Bermuda law, a company is required to convene at least one general meeting of shareholders in each calendar year (the “annual general meeting”). However, the shareholders of a company may be resolution waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any shareholder may, on notice to the company, terminate the waiver, in which case an annual general meeting must be called. The annual general meeting of the Company shall be held once in every year at such time and place as the Board of Directors appoints but in no event shall any such annual general meeting be held in Norway or the United Kingdom.
Pursuant to Bermuda law and the Bye-Laws, the Board of Directors may call for a special general meeting whenever they think fit, and the Board of Directors must call for a special general meeting upon the request of shareholders holding not less than 10% of the paid-up capital of the Company carrying the right to vote at general meetings. Bermuda law also requires that shareholders of a company are given at least five (5) days' advance notice of a special general meeting, unless notice is waived. The Bye-Laws provide that the Board of Directors may convene a special general meeting whenever in their judgement such meeting is necessary, but in no event shall any such special general meeting be held in Norway or the United Kingdom.

Under the Bye-Laws, at least ten (10) days' notice of an annual general meeting must be given to each shareholder entitled to attend and vote thereat, stating the date, place and time at which the meeting is to be held. At least ten (10) days' notice of a special general meeting must be given to each shareholder entitled to attend and vote thereat, stating the date, place and time and the general nature of the business to be considered at the meeting. No business shall be conducted at any annual general meeting or any a special general meeting except for the business set forth in the notice of such meeting provided to each shareholder of the Company. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting, by all of the shareholders entitled to attend and vote at such meeting; and (ii) in the case of a special general meeting, by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving the right to attend and vote at such meeting. Pursuant to the Bye-Laws, the quorum required for a general meeting of shareholders is two or more persons present throughout the meeting representing in person or by proxy any issued and outstanding voting shares of the Company.
The accidental omission to give notice of a general meeting to, or the non-receipt of a notice of a general meeting by, any person entitled to receive notice does not invalidate the proceedings at that meeting.
The Bermuda Companies Act provides that, unless otherwise provided in a company's bye-laws, shareholders may take any action by resolution in writing provided that notice of such resolution is circulated, along with a copy of the resolution, to all shareholders who would be entitled to attend a meeting and vote on the resolution. Such resolution in writing must be signed by the shareholders of the company who, at the date of the notice, represent such majority of votes as would be required if the resolution had been voted on at a meeting of the shareholders. The Bermuda Companies Act provides that the following actions may not be taken by resolution in writing: (1) the removal of the company's auditors and (2) the removal of a director before the expiration of his or her term of office.
The Bye-Laws provide that anything which may be done by resolution of the Company in general meeting or by resolution of a meeting of any class of the shareholders may be done by written resolution in accordance with the Bye-Laws.
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
Any cash dividends payable to holders of our shares listed on the Euronext Expand or the OSE will be paid to Computershare, the Company's transfer agent in Norway for disbursement to those holders.
Pursuant to the Bye-Laws, any dividend and/or other moneys payable in respect of a share which has remained unclaimed for six (6) years from the date when it became due for payment shall, if the Board of Directors so resolve, be forfeited and cease to remain owing by the Company.
8) Transfer of Shares
Subject to the Bermuda Companies Act and to any restrictions contained in the Bye-Laws and to the provisions of any applicable United States securities law (including, without limitation, the U.S. Securities Act of 1933, as amended, and the rules promulgated thereunder), the shares of the Company are freely transferable. However, the Bye-Laws provide that the Board of Directors may decline to register, and may require any registrar appointed by the Company to decline to register, a transfer of a share of the Company or any interest therein held through the VPS if such transfer would be likely, in the opinion of the Board of Directors, to result in 50% or more of the issued share capital (or of the votes attaching all issued shares in the Company) being held or owned directly or indirectly by persons resident for tax purposes in Norway. A failure to notify the Company of such correction or change can lead to the shareholder's entitlement to vote, exercise other rights attaching to the shares of the Company or interests therein being sold at the best price reasonably obtainable in all the circumstances. Furthermore, if such holding of 50% or more by individuals or legal persons resident for tax purposes in Norway or connected to a Norwegian business activity, the Bye-Laws require the Board of Directors to make an announcement through Oslo Børs, and the Board of Directors and the registrar appointed by the Company are then entitled to dispose of Shares or interests therein to bring such holding by an individual or legal person resident for tax purposes in Norway or connected to a Norwegian business below 50% - the shares of the Company or interests therein to be sold being firstly those held by holders who failed to comply with the above notification requirement, and thereafter those that were acquired most recently by the shareholders.
Notwithstanding anything else to the contrary in the Bye-Laws, shares that are listed or admitted to trading on an Appointed Stock Exchange (as such is understood under the Bermuda Companies Act) may be transferred in accordance with the rules and regulations of such exchange. All transfers of uncertificated shares shall be made in accordance with and be subject to the facilities and requirements of the transfer of title to shares in that class by means of the VPS or any other relevant system concerned and, subject thereto, in accordance with any arrangements made by the Board of Directors in its discretion in accordance with the Bye-Laws.

The Board of Directors may in its absolute discretion refuse to register the transfer of a share that is not fully paid. The Board of Directors may also refuse to recognize an instrument of transfer of a share unless (i) the instrument is duly stamped and lodged with the Company accompanied by the relevant share certificate to which it relates (if one has been issued) and such other evidence of the transferor's right to make the transfer as the Board of Directors may reasonably require, (ii) the instrument of transfer is in respect of only one class of share and/or (iii) all applicable consents, authorizations and permissions of any governmental body or agency in Bermuda (including the Bermuda Monetary Authority) with respect thereto have been obtained. Pursuant to the Bye-Laws, if the Board of Directors is of the opinion that a transfer may breach any law or requirement of any authority or any stock exchange or quotation system upon which any of the Company's common shares are listed (from time to time), then registration of the transfer shall be declined until the Board of Directors receives satisfactory evidence that no such breach would occur. Subject to these restrictions and any other restrictions in the Bye-Laws and to the Bermuda Companies Act and applicable United States laws (including, without limitation, the U.S. Securities Act and related regulations), a holder of Shares may transfer the title to all or any of his Shares by completing an instrument of transfer in the usual common form or in such other form as the Board of Directors may approve. The instrument of transfer must be signed by the transferor and, in the case of a share that is not fully paid, the transferee. The Board of Directors may also implement arrangements in relation to the evidencing of title to and the transfer of uncertified shares.
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
10) Amalgamations and mergers
The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company's board of directors and by its shareholders. Pursuant to Bermuda law, unless the bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. The Bye-Laws provide that any such amalgamation or merger must be approved by the affirmative vote of at least (i) a majority of the votes cast at a general meeting of the Company at which the quorum shall be two or more shareholders throughout the meeting and representing in person or by proxy in excess of 25% of the total voting rights of all issued and outstanding shares of the Company.
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
The Bye-Laws contain a provision by virtue of which the Shareholders waive any claim or right of action that they might have, whether individually or by or in the right of the Company, against any Director or officer of the Company in relation to any action or failure to take action by such director or officer in the performance of his duties with or for the Company or any subsidiary thereof, except in respect of any fraud or dishonesty in relation to the Company which may attach to such Director or officer of the Company.
12) Capitalization of profits and reserves
Pursuant to the Bye-Laws, the Board of Directors may (i) capitalize any amount for the time being standing to the credit of the Company's share premium or other reserve accounts or any amount credited to the Company's profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro-rata (except in connection with the conversion of shares of one class to shares of another class) to the shareholders; or (ii) capitalize any amount for the time being standing to the credit of a reserve account or amounts otherwise available for dividend or distribution by applying such amounts in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

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
Under the Bye-Laws, all shareholders who hold at least 5% of the issued and outstanding voting shares of the Company shall be entitled to receive, upon written request to the Company and, to the extent not already filed by the Company with the Securities Exchange Commission or already made available pursuant to any applicable laws or rules of any relevant exchange: (i) audited consolidated annual financial statements, (ii) unaudited consolidated quarterly financial statements, (iii) unaudited semi-annual Company briefing, (iv) such information and/or documents which are provided to the lenders under the Company’s senior credit facility from time to time (which as of the date hereof is the New First Lien Facility), subject to the relevant shareholders entering into customary confidentiality arrangements and any requirements of any applicable law, and (v) any further information and/or documents which is reasonably required by such Members for regulatory and compliance purposes, subject to customary exemptions which shall include confidentiality, data protection restrictions and any requirements of any applicable laws.
In addition, under the Bye-Laws, all shareholders who (i) 7% or more of the issued and outstanding voting shares of the Company as at the Plan Effective Date; or (ii) 10% or more of the issued and outstanding voting shares of the Company at any time after the Plan Effective Date shall be entitled to receive upon written request to the Company a summary of all material information provided to the Board, on the terms set out in the Bye-Laws, provided that the Company is satisfied that each such shareholder (1) is subject to appropriate confidentiality arrangements; (2) is restricted from dealing in the Company’s equity securities in accordance with “insider dealing” laws and regulations pursuant to applicable laws; (3) will not have any “cleansing rights” to require the Company to publicly disclose relevant information; and (4) may receive the information pursuant to applicable laws.
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
The Company has adopted provisions in the Bye-Laws that provide that the Company shall indemnify its officers (which includes any person appointed to any committee by the Board of Directors) and directors of their actions and omissions to the fullest extent permitted by Bermuda law. The Bye-Laws provide that the Shareholders shall waive all claims or rights of action that they might have, individually or in right of the Company, against any of the Company's directors or officers for any act or failure to act in the performance of such director's or officer's duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Bermuda Companies Act permits the Company to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not the Company may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose.
16) Certain provisions of Bermuda law
i.Exchange Control
The Company has been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows the Company to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on its ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of its common shares. The Bermuda Monetary Authority has given its consent for the issue and free transferability of all its common shares from and/or to non-residents and residents of Bermuda for exchange control purposes, provided its shares remain listed on an Appointed Stock Exchange, which includes the OSE and the New York Stock Exchange. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to the Company's performance or creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of the Company's business or for the correctness of any opinions or statements expressed in this report. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.
ii.     Compulsory acquisition of shares held by minority Shareholders
An acquiring party is generally able to acquire compulsorily the common shares of a minority shareholder of a Bermuda company in the following ways:

a.By procedure under the Bermuda Companies Act known as a "scheme of arrangement". A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Bermuda Registrar of Companies, all holders of common shares could be compelled to sell their common shares under the terms of the scheme of arrangement.
b. If the acquiring party is a company it may compulsorily acquire all the shares of the target company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, required by notice any non-tendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, non-tendering shareholders will be compelled to sell their shares unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror's notice of its intention to acquire such shares) orders otherwise.
c. Where the acquiring party or parties hold not less than 95% of the shares or class of shares of the company, such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, acquire the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.
iii. Economic Substance
Pursuant to the Economic Substance Act 2018 (as amended) of Bermuda (the "ES Act") that came into force on 1 January 2019, a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda that carries on as a business any one or more of the "relevant activities" referred to in the ES Act must comply with economic substance requirements. The ES Act may require in-scope Bermuda entities which are engaged in such "relevant activities" to be directed and managed in Bermuda, have an adequate level of qualified employees in Bermuda, incur an adequate level of annual expenditure in Bermuda, maintain physical offices and premises in Bermuda or perform core income-generating activities in Bermuda. The list of "relevant activities" includes carrying on any one or more of: banking, insurance, fund management, financing, leasing, headquarters, shipping, distribution and service center, intellectual property and holding entities. The ES Act could affect the manner in which the Company operates its business, which could adversely affect the Company’s business, financial condition and results of operations.

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
The Bermuda Monetary Authority has given its consent for the issue and free transferability of the Shares to and between residents and non-residents of Bermuda for exchange control purposes provided that the Shares are listed on Euronext Expand, the OSE and/or the NYSE. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to the Company's performance or its creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of the Company's business or for the correctness of any opinions or statements expressed in this Prospectus. Certain issues and transfers of Shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.
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
We have received from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, the imposition of any such tax shall not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 31, 2035. This assurance is subject to the provision that it is not to be construed to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967. The assurance does not exempt us from paying import duty on goods imported into Bermuda. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government. We and our subsidiaries incorporated in Bermuda pay annual government fees to the Bermuda government.
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
In March 2020, the U.S. enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), which grants taxpayers a five-year carryback period for net operating losses arising in tax years beginning after December 31, 2017 and before January 1, 2021. See Note 12 – "Taxation" to the Consolidated Financial Statements included herein for further details of the impact for 2020.
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
Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate, or a “U.S. Individual Holder” will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates provided that 1) the common shares are readily tradable on an established securities market in the United States or on a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located (such as the OSE, on which our common shares are also traded); 2) we are not a PFIC for the taxable year in which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we are not and do not anticipate being in the future); 3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and 4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.
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

F.DIVIDENDS AND PAYING AGENTS
Not applicable.
G.STATEMENT BY EXPERTS
Not applicable.

H. DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file or furnish reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We are required to make certain filings with the SEC. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

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
Credit risk
We have financial assets, including cash and cash equivalents, related party receivables, other receivables and certain amounts receivable on derivative instruments. These assets expose us to credit risk arising from possible default by the counterparty. Most of the counterparties are creditworthy financial institutions or large oil and gas companies. We do not expect any significant loss to result from non-performance by such counterparties. However, we have established an allowance on our loans and trade receivables due from related parties reflecting their current financial position, lower credit rating and overdue balances.
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
Credit risk is also considered as part of our expected credit loss provision. For details on how we estimate expected credit losses refer to Note 5 - "Current expected credit losses" to the Consolidated Financial Statements included herein.
Concentration of risk
There is also a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Citibank, Nordea Bank AB, Danske Bank A/S, BNP Paribas and BTG Pactual. We consider these risks to be remote, but, from time to time, we may utilize instruments such as money market deposits to manage concentration of risk with respect to cash and cash equivalents. We also have a concentration of risk with respect to customers, including affiliated companies. For details on the customers with greater than 10% of contract revenues, refer to Note 6 - "Segment information". For details on amounts due from affiliated companies, refer to Note 27 - "Related party transactions" to the Consolidated Financial Statements included herein.
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
Interest rate risk
Our exposure to interest rate risk relates mainly to our floating rate debt and balances of surplus funds placed with financial institutions. We manage this risk through the use of derivative arrangements. On May 11, 2018, we purchased an interest rate cap for $68 million to mitigate exposure to future increases of LIBOR. The $4.5 billion of debt principal covered by the cap is significantly in excess of Seadrill's debt outstanding following the restructuring and the interest rate cap is not designated as a hedge and therefore we do not apply hedge accounting. The capped rate against the 3-month US LIBOR is 2.877% and covers the period from June 15, 2018 to June 15, 2023. The 3-month LIBOR rate as at December 31, 2021 was 0.209%.

As part of reference rate reform, the use of LIBOR will be replaced by other interest rate indexes as part of a negotiation with our lenders. As at December 31, 2021 our debt facilities and derivatives continue to be linked to the LIBOR interest rate index. The $683 million reinstated facility and $300 million new money facility will be referenced to the SOFR, whilst the Convertible Note will be referenced to the 3-month US LIBOR.

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

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.     CONTROLS AND PROCEDURES

A.     Disclosure Controls and Procedures
Our Management, with participation from the Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 and Rule 15d-15 of the Exchange Act as of December 31, 2021. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the evaluation date.
B.     Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting.
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

Our Management, with the participation of the Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the design and operation of our internal control over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2021. In making our assessment, our management used the criteria established in the Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors. On the basis of this evaluation, Management concluded that, as of December 31, 2021, the Company’s internal control over financial reporting was effective.
C.     Changes in Internal Control over Financial Reporting
There were no changes in these internal controls during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
D.     Enterprise Risk Management
At Seadrill, we adopt an enterprise-wide approach to risk identification, assessment, management and mitigation that starts by articulating potential exposures and opportunities along our day to day business processes. Our dedicated Quality & Enterprise Risk ("Q&ER") function, established in 2Q 2021, own and facilitate this activity on an annual basis through a network of Q&ER Champions representing all Corporate functions across Seadrill. The Q&ER function own Seadrill’s Quality Management System (a repository for all policies, standards and procedures) and its Enterprise Risk Management System. Both Systems work hand-in-hand to deliver Seadrill’s end-to-end Quality, Audit & Risk Management cycle.
In 2021, we identified 514 individual risks across our Corporate business processes, covering 22 key themes and encompassing strategic, reputational, regulatory, people, safety and operational parameters. Examples of these key themes include Unexpected Tax Liabilities & Exchange Rates Exposures, Third-Party & Supply Cost Management, Contractual & Major Capital Projects Risks and Delivery of our ESG agenda. These risks have informed our three-year Quality Audit Plan, where high-graded functions generating the top-25 risks for the Company have been prioritized for testing in Year-1. We have engaged an external service provider to support our Quality Audit Plan that will commence in Q2 2022.

ITEM 16.     RESERVED
Not applicable.

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Mark McCollum (Chair), Jan Kjærvik (Committee Member), Jean Cahuzac (Committee Member) and Karen Dyrskjot Boesen (Committee Member), are independent Directors as defined by the NYSE and are audit committee financial experts as defined by the SEC. See Item 6A - "Directors and Senior Management" for a description of their relevant experience.

ITEM 16B.     CODE OF ETHICS
We have adopted a Code of Ethics that applies to all entities controlled by us and its employees, directors, officers and agents of ours. We will provide any person, free of charge, a copy of our Code of Ethics upon written request to our registered office.
ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for the fiscal years ended December 31, 2021, 2020 and 2019 was PricewaterhouseCoopers LLP (Firm ID: 876) in the United Kingdom. The following table sets forth the fees related to audit and other services provided by the principal accountants and their affiliates.

(In $)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Audit fees (1)	4,296,199	3,272,317	3,308,694
Audit-related fees (2)	652,676	64,195	100,330
All other fees (3)	22,699	19,259	17,269
Total	4,971,574	3,355,771	3,426,293

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
(3)All other fees include services other than audit fees, audit-related fees and taxation fees set forth above, primarily including assistance in the preparation of financial statement for subsidiaries.

Audit Committee’s Pre-Approval Policies and Procedures

Our Board has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit-related services to be provided by such auditor under such engagement by us. All services provided by the principal auditor in 2021, 2020 and 2019 were approved by the Board pursuant to the pre-approval policy.

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
ii.Board of Directors and Board Committees
The composition of our Board of Directors is set out in Item 6 - "Directors, Senior Management and Employees", as is information pertaining to our Audit and Risk Committee, Joint Nomination and Remuneration Committee.
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

ITEM 16H.     MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.     DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III

ITEM 17.     FINANCIAL STATEMENTS

See Item 18 - "Financial Statements" below.

ITEM 18.     FINANCIAL STATEMENTS

Our Consolidated Financial Statements, together with the report from PricewaterhouseCoopers LLP thereon, are filed as a part of this Annual Report, beginning on page F-1.

ITEM 19.    EXHIBITS

Exhibit Number	Description
1.1	Certificate of Incorporation of Seadrill 2021 Limited delivered October 21, 2021.
1.2	Memorandum of Association of Seadrill Limited as currently in effect.
1.3	Certificate of Deposit of Memorandum of Increase of Share Capital of Seadrill Limited.
1.4	Bye-Laws of Seadrill Limited as currently in effect.
1.5	Certificate of Change of Name from Seadrill 2021 Limited to Seadrill Limited delivered February 22, 2022.
2.1	Second Amended Joint Chapter 11 Plan (as modified) of Reorganization, as confirmed by the Bankruptcy Court on October 26, 2021.
2.2	Registration Rights Agreement.
4.1	Super Senior Term and Revolving Facilities Agreement.
4.2	Senior Secured Credit Facility Agreement.
4.3	Convertible Note Purchase Agreement.
8.1	Subsidiaries of the Company.
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Oslo Stock Exchange Corporate Governance Report for Seadrill Limited.
101.INS	iXBRL Instance Document
101.SCH	iXBRL Taxonomy Extension Schema
101.CAL	iXBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	iXBRL Taxonomy Extension Definition Linkbase
101.LAB	iXBRL Taxonomy Extension Label Linkbase
101.PRE	iXBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (embedded within the iXBRL document and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Seadrill Limited
(Registrant)

Date: April 29, 2022

By:	/s/ Grant Creed
Name:	Grant Creed
Title:	Principal Financial Officer of Seadrill Limited

Seadrill Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Seadrill Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Seadrill Limited and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Completeness of uncertain tax positions and valuation of certain uncertain tax positions

As described in Notes 2 and 12 to the consolidated financial statements, the Company had an unrecognized tax benefit of $85 million as of December 31, 2021 of which a majority relates to certain jurisdictions. As disclosed, management recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Management regularly assesses the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes.

The principal considerations for our determination that performing procedures relating to the completeness of uncertain tax positions and valuation of certain uncertain tax positions is a critical audit matter are (i) the significant judgment by management when assessing uncertain tax positions, including a high degree of estimation uncertainty; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s timely identification of uncertain tax positions and accurate valuation of certain positions; (iii) the evaluation of audit evidence available to support certain uncertain tax positions is complex and resulted in significant auditor judgment as the nature of the evidence is often highly subjective; and (iv) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. For the completeness assertion, these procedures included, among others, (i) reviewing management’s memo and exercise of identifying new uncertain tax positions; (ii) reviewing the status of any open tax audits; (iii) reviewing return-to-provision adjustments; (iv) inspecting copies of correspondence occurring during 2021 to evaluate the completeness of information used by management in concluding on the related uncertain tax positions; (v) performing an assessment of the jurisdictions in which the Company operates and discussing with management as to whether there has been any correspondence from local tax authorities; (vi) considering the results of our other audit procedures performed to determine whether there are other uncertain tax positions that have not been identified, including whether there have been any significant structural or contractual changes to the business in 2021 which would impact the uncertain tax positions; and (vii) reviewing global tax accounting services newsletters and industry publications to identify changes to tax laws announced during the year, including those specifically for the oil and gas industry. For the valuation assertion for certain jurisdictions, these procedures included, among others (i) testing the completeness, accuracy and relevance of data used in the calculation of the liability for uncertain tax positions, including reviewing agreements, tax positions, and the related final tax returns; (ii) testing the model for calculating the liability for uncertain tax positions by jurisdiction, including management’s assessment of the technical merits of tax positions and estimates of the amount of tax benefit expected to be sustained, including the amount of interest and penalties recorded to recalculate the closing balance; (iii) evaluating the status and results of income tax audits with the relevant tax authorities; and (iv) reviewing new information pertaining to valuation of these certain jurisdictions arising in 2021. Professionals with specialized skill and knowledge were used to assist in the evaluation of the completeness of uncertain tax positions and measurement of the Company’s uncertain tax positions for the certain jurisdictions, including evaluating the reasonableness of management’s assessment of whether tax positions are more-likely-than-not of being sustained and the amount of potential benefit to be realized, the application of relevant tax laws, and estimated interest and penalties.

Valuation of accounts receivable, net and drilling units recognized in the SeaMex business combination

As described in Note 2 and 32 to the consolidated financial statements, on November 2, 2021, the Company obtained the remaining 50% equity interest in SeaMex resulting in the consolidation of SeaMex into NSNCo in a business combination. This resulted in an acquisition of $316 million of accounts receivable, net and $216 million of drilling units. As disclosed, SeaMex’s accounts receivable, net acquired includes a current expected credit loss estimated using a “probability-of-default” model similar to that of Seadrill's. The fair value of drilling units was estimated through the discounted cash flow (“DCF”) approach. The DCF approach derives values of rigs from the cash flows associated with the remaining useful life of the rig. Forecasted revenues used in the DCF model are derived from a “general pool” whereby the rigs will receive a global dayrate assumption. All future cash flows are discounted using a weighted average cost of capital (“WACC”).

The principal considerations for our determination that performing procedures relating to the valuation of accounts receivable, net and drilling units recognized in the SeaMex business combination is a critical audit matter are (i) the significant judgment by management when assessing the valuation of accounts receivable, net and drilling units, including a high degree of estimation uncertainty; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s assumptions of current expected credit losses, global dayrate, and WACC; (iii) the evaluation of audit evidence available to support the assumptions is complex and resulted in significant auditor judgment as the nature of the evidence is often highly subjective; and (iv) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management’s process for developing the future net cash flows in the DCF model; (ii) evaluating the appropriateness of management’s DCF model and expected credit loss model; (iii) testing the completeness, accuracy, and relevance of the underlying data used in the models; and (iv) evaluating the significant estimates and assumptions used by management related to the current expected credit losses, global day rate, and weighted average cost of capital assumptions. Evaluating management’s significant estimates and assumptions involved evaluating whether the estimates and assumptions used by management were reasonable considering (i) the current and past performance of the drilling units;(ii) the consistency with external market and industry forecast data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit; and (iv) the probability of default in the expected credit loss model. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s WACC, including reviewing management’s calculation and comparing the WACC against comparable companies.

/s/ PricewaterhouseCoopers LLP
Watford, United Kingdom
April 29, 2022

We have served as the Company's or its predecessors’ auditor since 2013.

Seadrill Limited
(Debtor-in-Possession)
CONSOLIDATED STATEMENTS OF OPERATIONS
for the year ended December 31, 2021 , December 31, 2020 , and December 31, 2019
(In $ millions, except per share data)

	Notes	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
			(As adjusted)	(As adjusted)
Operating revenues
Contract revenues		764	703	997
Reimbursable revenues		35	37	41
Management contract revenue	*	177	289	338
Other revenues	8 *	32	30	12
Total operating revenues		1,008	1,059	1,388

Operating expenses
Vessel and rig operating expenses		(676)	(606)	(726)
Reimbursable expenses		(32)	(34)	(39)
Depreciation		(155)	(346)	(426)
Amortization of intangibles		—	(1)	(134)
Management contract expense	*	(174)	(390)	(302)
Selling, general and administrative expenses		(77)	(80)	(95)
Total operating expenses		(1,114)	(1,457)	(1,722)

Other operating items
Loss on impairment of long-lived assets	11	(152)	(4,087)	—
Loss on impairment of intangibles		—	(21)	—
Gain on disposals		47	15	—
Other operating income	*	54	9	39
Total other operating items	9	(51)	(4,084)	39

Operating loss		(157)	(4,482)	(295)

Financial and other non-operating items
Interest income	*	1	9	35
Interest expense	10	(109)	(409)	(421)
Loss on impairment of investments		—	—	(6)
Share in results from associated companies (net of tax)	17	3	—	(22)
Fair value measurement on deconsolidation of VIE		—	509	—
Loss on derivative financial instrument		—	(3)	(37)
Foreign exchange loss		(4)	(23)	(11)
Reorganization items, net	4	(310)	—	—
Other financial and non-operating items	*	(11)	(45)	(3)
Total financial and other non-operating items, net		(430)	38	(465)

Loss before income taxes		(587)	(4,444)	(760)

Income tax (expense)/benefit	12	(5)	(4)	40

Loss from continuing operations		(592)	(4,448)	(720)

Income/(loss) from discontinued operations	33	5	(215)	(502)

Net loss		(587)	(4,663)	(1,222)

Net loss attributable to the parent		(587)	(4,659)	(1,219)
Net loss attributable to the non-controlling interest		—	(3)	(1)
Net loss attributable to the redeemable non-controlling interest		—	(1)	(2)

Basic and Diluted loss per share from continuing operations (US dollar)		(5.90)	(44.29)	(7.16)
Basic and Diluted loss per share (U.S. dollar)		(5.85)	(46.43)	(12.18)
* Includes transactions with related parties. Refer to Note 27 - "Related party transactions" for further details.
See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
(Debtor-in-Possession)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
for the year ended December 31, 2021, December 31, 2020 and December 31, 2019
(In $ millions)

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Net loss	(587)	(4,663)	(1,222)

Other comprehensive loss, net of tax, relating to continuing operations:
Actuarial loss relating to pensions	—	(2)	(1)
Other comprehensive gain/(loss), net of tax, relating to discontinued operations:
Change in fair value of debt component of Archer convertible bond	2	4	3
Share of other comprehensive loss from associated companies	9	(15)	(8)
Other comprehensive gain/(loss)	11	(13)	(6)

Total comprehensive loss for the period	(576)	(4,676)	(1,228)

Comprehensive loss attributable to the shareholders	(576)	(4,672)	(1,225)
Comprehensive loss attributable to the non-controlling interest	—	(3)	(1)
Comprehensive loss attributable to the redeemable non-controlling interest	—	(1)	(2)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
(Debtor-in-Possession)
CONSOLIDATED BALANCE SHEETS
as at December 31, 2021 and 2020
(In $ millions, except per share data)

	Notes	December 31, 2021	December 31, 2020
			(As adjusted)
ASSETS
Current assets
Cash and cash equivalents		312	491
Restricted cash	14	160	103
Accounts receivable, net	15	169	125
Amount due from related parties, net	27	28	85
Assets held for sale - current	33	1,103	74
Other current assets	16	191	184
Total current assets		1,963	1,062
Non-current assets
Investment in associated companies	17	27	24
Drilling units	18	1,777	2,120
Restricted cash	14	63	65
Deferred tax assets	12	11	9
Equipment	19	11	19
Amount due from related parties, net	27	—	6
Assets held for sale - non-current	33	—	611
Other non-current assets	16	27	45
Total non-current assets		1,916	2,899
Total assets		3,879	3,961
LIABILITIES AND EQUITY
Current liabilities
Debt due within one year	20	—	5,662
Trade accounts payable		59	45
Amounts due to related parties - current	27	—	7
Liabilities associated with assets held for sale - current	33	948	546
Other current liabilities	21	230	285
Total current liabilities		1,237	6,545
Liabilities subject to compromise	4	6,235	—
Non-current liabilities
Long-term debt due to related parties	27	—	426
Deferred tax liabilities	12	9	10
Other non-current liabilities	21	114	120
Total non-current liabilities		123	556
Commitments and contingencies (see Note 30)
EQUITY
Common shares of par value US$0.10 per share 138,880,000 shares authorized and 100,384,435 issued at December 31, 2021 and December 31, 2020	23	10	10
Additional paid in capital		3,504	3,504
Accumulated other comprehensive loss		(15)	(26)
Retained loss		(7,215)	(6,628)
Total deficit		(3,716)	(3,140)
Total liabilities and equity		3,879	3,961
See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
(Debtor-in-Possession)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the year ended December 31, 2021 and December 31, 2020
(In $ millions)

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
		(As adjusted)	(As adjusted)
Cash Flows from Operating Activities
Net loss	(587)	(4,663)	(1,222)
Net loss from continuing operations	(592)	(4,448)	(720)
Net income/(loss) from discontinued operations	5	(215)	(502)
Net operating net loss adjustments related to discontinued operations (1)	(23)	191	469
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	155	346	426
Amortization of unfavorable and favorable contracts	—	1	134
Share of results from associated companies	(3)	—	22
Gain on disposals	(47)	(15)	—
Unrealized loss related to derivatives	—	3	37
Fair value measurement on deconsolidation of VIE	—	(509)	—
Loss on impairment of long-lived assets	152	4,087	—
Loss on impairment of intangibles	—	21	—
Loss on impairment of investments	—	—	6
Deferred tax benefit	(3)	(7)	(61)
Unrealized foreign exchange loss	2	19	(3)
Amortization of discount on debt	84	122	36
Change in allowance for credit losses	34	144	—
Non-cash reorganization items	176	—	—
Other cash movements in operating activities:
Payments for long-term maintenance	(64)	(121)	(114)
Repayments made under lease arrangements	(46)	—	—

Changes in operating assets and liabilities, net of effect of acquisitions and disposals:
Trade accounts receivable	(37)	48	35
Trade accounts payable	17	(38)	4
Prepaid expenses/accrued revenue	(4)	(54)	(1)
Deferred revenue	7	(5)	13
Related party receivables	(6)	(103)	(8)
Related party payables	(7)	(5)	(30)
Other assets	(19)	35	(13)
Other liabilities	65	75	9
Other, net	—	8	5
Net cash used in operating activities	(154)	(420)	(256)

(1)Relates to adjustments made to the net income/loss from discontinued operations to reconcile to net cash flows in operating activities from discontinued operations. The adjustments are made up of adjustments to reconcile net loss to net cash used in operating activities, other cash movements in operating activities, and changes in operating assets and liabilities, net of effect of acquisitions and disposals. The net cash used in operating activities related to Discontinued operations for the year ended December 31, 2021 was $18 million (December 31, 2020: $24 million; December 31, 2019: $33 million).

Seadrill Limited
(Debtor-in-Possession)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the year ended December 31, 2021, December 31, 2020, and December 31, 2019

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
		(As adjusted)	(As adjusted)
Cash Flows from Investing Activities
Additions to drilling units and equipment	(29)	(27)	(48)
Purchase of call option for non-controlling interest shares	—	(11)	—
Investment in associated companies	—	—	(25)
Loans granted to related party	—	(8)	—
Proceeds from disposal of rigs	43	—	—
Impact to cash resulting from deconsolidation of VIE	—	(22)	—
Net cash provided by investing activities - discontinued operations	23	36	47
Net cash provided by/(used in) investing activities	37	(32)	(26)

Cash Flows from Financing Activities
Repayments of secured credit facilities	—	(132)	(34)
Purchase of redeemable AOD non-controlling interest	—	(31)	—
Net cash used in financing activities - discontinued operations	—	—	(333)
Net cash used in financing activities	—	(163)	(367)

Effect of exchange rate changes on cash and cash equivalents	(2)	(19)	3

Net decrease in cash and cash equivalents, including restricted cash	(119)	(634)	(646)
Cash and cash equivalents, including restricted cash, at beginning of the year	723	1,357	2,003
Cash and cash equivalents, including restricted cash, at the beginning of year - continuing operations	659	1,305	1,632
Cash and cash equivalents, including restricted cash, at the beginning of year - discontinued operations	64	52	371
Cash and cash equivalents, including restricted cash, at the end of year	604	723	1,357
Cash and cash equivalents, including restricted cash, at the end of year - continuing operations (2)	535	659	1,305
Cash and cash equivalents, including restricted cash, at the end of year - discontinued operations	69	64	52

Supplementary disclosure of cash flow information
Interest paid	—	(181)	(391)
Taxes paid	(5)	(13)	(36)
Reorganization items, net paid	(100)	—	—

(2)Comprised of cash and cash equivalents $312 million (2020: $491 million, 2019: $1,087 million), restricted cash $160 million (2020: $103 million, 2019: $135 million), and restricted cash included in non-current assets $63 million (2020: $65 million, 2019: $83 million).

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
(Debtor-in-Possession)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
for the year ended December 31, 2021, December 31, 2020 and December 31, 2019
(In $ millions)

	Common shares	Additional paid in capital	Accumulated other comprehensive income/(loss)	Retained Earnings	Total equity before NCI	Non-controlling interest	Total equity
December 31, 2018	10	3,491	(7)	(611)	2,883	152	3,035
Net loss from continuing operations	—	—	—	(717)	(717)	(1)	(718)
Net loss from discontinuing operations	—	—	—	(502)	(502)	—	(502)
Other comprehensive loss from continuing operations	—	—	(1)	—	(1)	—	(1)
Other comprehensive loss from discontinued operations	—	—	(5)	—	(5)	—	(5)
Fair Value adjustment AOD Redeemable NCI	—	—	—	(21)	(21)	—	(21)
Share-based compensation charge	—	5	—	—	5	—	5
December 31, 2019	10	3,496	(13)	(1,851)	1,642	151	1,793
ASU 2016-13 - Measurement of credit losses on financial instruments	—	—	—	(143)	(143)	—	(143)
January 1, 2020	10	3,496	(13)	(1,994)	1,499	151	1,650
Net loss from continuing operations	—	—	—	(4,444)	(4,444)	(3)	(4,447)
Net loss from discontinuing operations	—	—	—	(215)	(215)	—	(215)
Other comprehensive loss from continuing operations	—	—	(2)	—	(2)	—	(2)
Other comprehensive loss from discontinued operations			(11)		(11)	—	(11)
Fair Value adjustment AOD Redeemable NCI	—	—	—	25	25	—	25
Purchase option on non-controlling interest	—	—	—	—	—	(11)	(11)
Deconsolidation of VIE	—	—	—	—	—	(137)	(137)
Share-based compensation charge	—	9	—	—	9	—	9
Cash settlement for cancellation of share scheme		(1)			(1)	—	(1)
December 31, 2020	10	3,504	(26)	(6,628)	(3,140)	—	(3,140)
Net loss from continuing operations	—	—	—	(592)	(592)	—	(592)
Net income from discontinued operations	—	—	—	5	5	—	5
Other comprehensive income from Discontinuing operations	—	—	11	—	11	—	11
December 31, 2021	10	3,504	(15)	(7,215)	(3,716)	—	(3,716)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
(Debtor-in-Possession)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information
Seadrill Limited is incorporated in Bermuda. We provide offshore drilling services to the oil and gas industry. As at December 31, 2021 we owned 24 drilling rigs, leased three and managed and operated nine rigs on behalf of Aquadrill (formerly Seadrill Partners), SeaMex, and Sonadrill. Our fleet consists of drillships, jack-up rigs and semi-submersible rigs for operations in shallow and deepwater areas, as well as benign and harsh environments.
As used herein, the term "predecessor" refers to the financial position and results of operations of Seadrill Limited prior to, and including, February 22, 2022. This is also applicable to terms "we", "our", "Group" or "Company" in context of events prior to February 22, 2022. As used herein, the term "Successor" refers to the financial position and results of operations of Seadrill Limited (previously "Seadrill 2021 Limited") after February 22, 2022. This is also applicable to terms "new successor", "we", "our", "Group" or "Company" in context of events after February 22, 2022.
The use herein of such terms as "Group", "organization", "we", "us", "our" and "its", or references to specific entities, is not intended to be a precise description of corporate relationships.
Emergence from Chapter 11 Bankruptcy
On February 22, 2022, Seadrill completed its comprehensive restructuring and emerged from Chapter 11 bankruptcy protection. Please refer to Note 4 "Chapter 11 Proceedings" of the accompanying financial statements for further details.
In our report at June 30, 2021, we had raised a substantial doubt as to our ability to continue as a going concern as a result of the fact that we were in Chapter 11 and there was a degree of inherent risk associated with being in bankruptcy and whether the Plan of Reorganization would be confirmed. Having now emerged from Chapter 11 and with access to exit financing, we believe that cash on hand, contract and other revenues will generate sufficient cash flow to fund our anticipated debt service and working capital requirements for the next twelve months. Therefore, there is no longer a substantial doubt over our ability to continue as a going concern for at least the next twelve months following the date of issue of the financial statements.
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
Fresh Start Reporting
Upon emergence from bankruptcy on the Effective Date, in accordance with ASC 852, Seadrill Limited expects to qualify for fresh-start reporting and expects to become a new entity for financial reporting purposes. We will allocate the reorganization value resulting from fresh-start reporting in accordance with the purchase price allocation performed as of the Effective Date.

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
We determine the total transaction price for each individual contract by estimating both fixed and variable consideration expected to be earned over the term of the contract. The amount estimated for variable consideration may be constrained and is only included in the transaction price to the extent that it is probable that a significant reversal of previously recognized revenue will not occur throughout the term of the contract. When determining if variable consideration should be constrained, we consider whether there are factors outside of our control that could result in a significant reversal of revenue as well as the likelihood and magnitude of a potential reversal of revenue. We re-assess these estimates each reporting period as required. Refer to Note 7 - "Revenue from contracts with customers".
Dayrate drilling revenue - Our drilling contracts generally provide for payment on a dayrate basis, with higher rates for periods when the drilling unit is operating and lower rates or zero rates for periods when drilling operations are interrupted or restricted. The dayrate invoices billed to the customer are typically determined based on the varying rates applicable to the specific activities performed on an hourly basis. Such dayrate consideration is allocated to the distinct hourly incremental service it relates to. Revenue is recognized in line with the contractual rate billed for the services provided for any given hour.
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
Management contract revenues
Management fees - Revenues related to operation support and management services provided to Aquadrill (formerly Seadrill Partners), SeaMex, Sonadrill, and Northern Ocean. This includes both related and non-related companies.
Other revenues
Other revenues consist of related party revenues, leasing income from rigs leased to Gulfdrill, external management fees, and early termination fees. Refer to Note 8 – "Other revenues". Revenue is recognized as the performance obligation is satisfied, which on our leased rigs is on a straight-line basis.
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
Income taxes
Seadrill is a Bermuda company that has subsidiaries and affiliates in various jurisdictions. Currently, Seadrill and our Bermudan subsidiaries and affiliates are not required to pay taxes in Bermuda on ordinary income or capital gains as they qualify as exempted companies. Seadrill and our subsidiaries and affiliates have received written assurance from the Minister of Finance in Bermuda that we will be exempt from taxation until March 2035. Certain subsidiaries operate in other jurisdictions where taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions when appropriate. Our income tax expense is based on our income and statutory tax rates in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which operations are conducted and income is earned. Refer to Note 12 – "Taxation".
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

Loss per share
Basic loss per share (“LPS”) is calculated based on the loss for the period available to common shareholders divided by the weighted average number of shares outstanding. Diluted loss per share includes the effect of the assumed conversion of potentially dilutive instruments such as our restricted stock units. The determination of dilutive loss per share may require us to make adjustments to net loss and the weighted average shares outstanding. Refer to Note 13 – "Loss per share".
Fair value measurements
We estimate fair value at a price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market for the asset or liability. Hierarchy Levels 1, 2 and 3 are terms for the priority of inputs to valuation techniques used to measure fair value. Hierarchy Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets. Hierarchy Level 2 inputs are significant other observable inputs, including direct or indirect market data for similar assets or liabilities in active markets or identical assets or liabilities in less active markets. Hierarchy Level 3 inputs are significant unobservable inputs, including those that require considerable judgment for which there is little or no market data. When a valuation requires multiple input levels, we categorize the entire fair value measurement according to the lowest level of input that is significant to the measurement even though we may have also utilized significant inputs that are more readily observable.
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
Restricted cash consists of bank deposits which are subject to restrictions due to legislation, regulation or contractual arrangements. Restricted cash amounts that are expected to be used after one year from balance sheet date are classified as non-current assets. Amounts are presented net of allowances for credit losses, which are assessed based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, limiting any credit exposure. Refer to Note 14 – "Restricted cash".
Receivables
Receivables, including accounts receivable, are recorded in the balance sheet at their nominal amount net of expected credit losses and write-offs. Interest income on receivables is recognized as earned. Refer to Note 15 – "Accounts receivable".
Allowance for credit losses
In 2020 we adopted the current expected credit loss ("CECL") model which replaced the “incurred loss” model required under the guidance for FY 2019. The CECL model requires recognition of expected credit losses over the life of a financial asset upon its initial recognition. Periods prior to adoption are presented under the previous guidance with an allowance against a receivable balance recognized only if it was probable that we would not recover the full amount due to us. We determined doubtful accounts on a case-by-case basis and considered the financial condition of the customer as well as specific circumstances related to the receivable such as customer disputes.
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
Contract assets and liabilities
Accounts receivable are recognized when the right to consideration becomes unconditional based upon contractual billing schedules. If we recognize revenue ahead of this point, we also recognize a contract asset. Contract assets balances relate primarily to demobilization revenues recognized during the period associated with probable future demobilization activities.
Contract liabilities include payments received for mobilization, rig preparation and upgrade activities which are allocated to the overall performance obligation and recognized ratably over the initial term of the contract.
Related parties
Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence. 10% shareholders that do not have significant influence are also considered to be related parties. Amounts receivable from related parties are presented net of allowances for expected credit losses and write-offs. Interest income on receivables is recognized as earned. Refer to Note 27 –" Related party transactions" for details of balances and material transactions with related parties.
Business Combinations
We account for business combinations in accordance with ASC 805 - Business Combinations. As described in Note 32 - Business Combinations, on November 2, 2021, NSNCo (wholly owned subsidiary of Seadrill Limited) consolidated SeaMex in a business combination. Management determined that the Transaction qualified as a business combination under ASC 805 because (i) SeaMex as the acquiree met the definition of a business and (ii) NSNCo as the acquirer obtained control of SeaMex. As a result, the acquisition method was applied, and the identifiable assets acquired and liabilities assumed were recognized at fair value on the acquisition date.
i. Accounts receivable, net
SeaMex's CECL model estimates the allowance using a similar “probability-of-default” model to that of Seadrill's. Refer to Allowance for Credit Losses section above.
ii. Drilling Units
The fair value of drilling units are estimated through the DCF approach. The DCF approach derives values of rigs from the cash flows associated with the remaining useful life of the rig. Forecasted revenues used in the DCF model are derived from a "general pool" whereby the rigs receive a global dayrate assumption and a contract probability factor. All future cash flows are discounted using a WACC. Key assumptions used in the DCF include contracted dayrate and utilization forecasts.
iii. Contracts
Management values the favorable intangible drilling contracts by comparing the signed contract rates against the expected rates achievable for the rig type in the market, both adjusted for economic utilization and taxes. The gain or loss on the signed contract compared to the market rates are then discounted using an adjusted WACC.
iv. Convenience date
Where a business combination does not occur on a natural period end reporting date, the Company assesses the use of a convenience date based on materiality.
Equity investments
Investments in common stock are accounted for using the equity method if we have the ability to significantly influence, but not control, the investee. Significant influence is presumed to exist if our ownership interest in the voting stock of the investee is between 20% and 50%. We also consider other factors such as representation on the investee’s board of directors and the nature of commercial arrangements, We classify our equity investees as "Investments in Associated Companies". We recognize our share of earnings or losses from our equity method investments in the Consolidated Statements of Operations as “Share in results from associated companies”. Refer to Note 17 – "Investment in associated companies".
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
Equipment
Equipment is recorded at historical cost less accumulated depreciation and impairment and is depreciated over its estimated remaining useful life. The estimated economic useful life of equipment, when new, is between 3 and 5 years depending on the type of asset. Refer to Note 19 – "Equipment".
Assets held for sale
Assets are classified as held for sale when all of the following criteria are met: management commits to a plan to sell the asset (disposal group), the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets, an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated, the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within 1 year. The term probable refers to a future sale that is likely to occur, the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Assets held for sale are measured at the lower of carrying value or fair value less costs to sell.
Leases
Lessee - When we enter into a new contract, or modify an existing contract, we identify whether that contract has a finance or operating lease component. We do not have, nor expect to have any leases classified as finance leases. We determine the lease commencement date by reference to the date the rig (or other leased asset) is available for use and transfer of control has occurred from the lessee. At the lease commencement date, we measure and recognize a lease liability and a right of use ("ROU") asset in the financial statements. The lease liability is measured at the present value of the lease payments not yet paid, discounted using the estimated incremental borrowing rate at lease commencement. The ROU asset is measured at the initial measurement of the lease liability, plus any lease payments made to the lessor at or before the commencement date, minus any lease incentives received, plus any initial direct costs incurred by us.
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
Other intangible assets and liabilities
Intangible assets and liabilities were recorded at fair value on the date of Seadrill's previous emergence from Chapter 11 in 2018 less accumulated amortization. The amounts of these assets and liabilities less any estimated residual value are amortized on a straight-line basis over the estimated remaining economic useful life or contractual period. We classify amortization of these intangible assets and liabilities within operating expenses. Our intangible assets include favorable and unfavorable drilling contracts and management services contracts. Refer to Note 16 – "Other assets". Our intangible liabilities include unfavorable drilling contracts and unfavorable leasehold improvements. Refer to Note 21 – "Other liabilities".
Derivative financial instruments and hedging activities
Our derivative financial instruments are measured at fair value and are not designated as a hedging instruments. Changes in fair value are recorded as a gain or loss as a separate line item within "financial items" in the Consolidated Statements of Operations. Refer to Note 28 – "Financial instruments and risk management".
Trade payables
Trade payables are liabilities to a supplier for a good or service provided to us.
Deferred charges
Loan related costs, including debt issuance, arrangement fees and legal expenses, are capitalized and presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability, amortized over the term of the related loan. The amortization is included in interest expense. On emergence from Seadrill's previous Chapter 11 in 2018, our loan costs were reduced to nil. We recognized a discount on our debt to reduce its carrying value to its fair value. The debt discount was due to be unwound over the remaining terms of the debt facilities.
Debt
We have financed a significant proportion of the cost of acquiring our fleet of drilling units through the issue of debt instruments. At the inception of a term debt arrangement, or whenever we make the initial drawdown on a revolving debt arrangement, we incur a liability for the principal to be repaid. On emergence from the Chapter 11, we issued new debt instruments. Refer to Note 20 – "Debt" for more information on our debt instruments.
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
Loss contingencies
We recognize a loss contingency in the Consolidated Balance Sheets where we have a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Refer to Note 30 – "Commitments and contingencies".

Treasury shares
Treasury shares are recognized at cost as a component of equity. We record the nominal value of treasury shares purchased as a reduction in share capital. The amount paid in excess of the nominal value is treated as a reduction of additional paid-in capital. Upon Seadrill's previous emergence from Chapter 11 in 2018, we no longer had any treasury shares.
Share-based compensation
After emerging from the Previous Chapter 11, we made several awards under our employee benefit plan (see Note 25 – "Share based compensation"), which have been cancelled in July 2020 for a cash payment. The compensation for our unvested awards at date of cancellation was based on the fair value of the Shares at the cancellation date. The cash compensation paid to settle the award was charged directly to equity. For our cancelled awards any remaining unrecognized compensation cost for unvested awards was recognized immediately on the settlement date.
Before cancellation we expensed the fair value of stock-based compensation issued to employees and non-employees over the period the awards are expected to vest. The expense was classified as compensation cost and recognized ratably over the period during which the individuals are required to provide service in exchange for the reward.
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

Note 3 - Recent Accounting Standards
1) Recently adopted accounting standards
We recently adopted the following accounting standard updates ("ASUs"):
a) ASU 2019-12 Income Taxes (Topic 740): Simplifying the accounting for income taxes
In December 2019, the FASB issued ASU 2019-12. The amendments in this Update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. We adopted ASU 2019-12 effective January 1, 2021. The adoption of this guidance did not have a material impact on our consolidated financial statements.
b) ASU 2021-08 Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers
We early adopted ASU 2021-08 effective July 1, 2021. Requires contract assets and liabilities (i.e., deferred revenue) acquired in a business combination to be recognized and measured on the acquisition date in accordance with ASC 606. This did not have a material impact on our financial statements.
c) ASU 2016-13 - Financial Instruments - Measurement of Credit Losses (Also 2018-19, 2019-04 and 2019-11)
In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendments, including ASU 2018-19, ASU 2019-04 and ASU 2019-11: Codification Improvements to Topic 326 “Financial Instruments-Credit Losses”. Topic 326 replaces the incurred loss impairment methodology (that recognizes losses when a probable threshold is met) with a requirement to recognize lifetime expected credit losses (measured over the contractual life of the instrument) immediately, based on information about past events, current conditions and forecasts of future economic conditions. Under the CECL measurement financial assets are reflected at the net amount expected to be collected from the financial asset, CECL measurement is applicable to financial assets measured at amortized cost as well as off-balance sheet credit exposures not accounted for as insurance (including financial guarantees).
Seadrill adopted the requirements of Topic 326 in FY 2020. Reporting periods beginning after January 1, 2020 are presented under Topic 326 while comparative periods continue to be reported in accordance with previously applicable GAAP and have not been restated. The allowance for credit losses is presented as a deduction from the asset’s amortized cost (or liability for off-balance sheet exposures) and the net balance shown on the Consolidated Balance Sheet with associated credit loss expense in the Consolidated Statement of Operations.
The CECL allowance related primarily to subordinated loan receivables due from related parties (refer to Note 27 - "Related party transactions"). Our external customers are mostly international or national oil companies with high credit standing. We have historically had a very low incidence of credit losses from these customers. Therefore, adoption of the new guidance has not had a material impact on receivables due from our customers.

d) Other accounting standard updates
We additionally adopted the following accounting standard updates in the year which did not have any material impact on our Consolidated Financial Statements and related disclosures:
•ASU 2020-01 - Clarifying the interactions between Topic 321, Topic 323 and Topic 815
•ASU 2020-08 - Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs
•ASU 2020--9 - Debt (Topic 470): Amendments to SEC Paragraphs Pursuant to SEC Release No. 33-10762
•ASU 2020-10 - Codification Improvements
•ASU 2020-11 - Financial Services—Insurance (Topic 944): Effective Date and Early Application
2) Recently issued accounting standards
Recently issued ASUs by the FASB that we have not yet adopted but which could affect our Consolidated Financial Statements and related disclosures in future periods:
a) ASU 2020-04 Reference Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting
In March 2020, the FASB issued ASU 2020-04. The amendments provide temporary optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The applicable expedients for us are in relation to modifications of contracts within the scope of Topics 310, Receivables, 470, Debt, and 842, Leases. This optional guidance may be applied prospectively from any date beginning March 12, 2020 and cannot be applied to contract modifications that occur after December 31, 2022. We are in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.
b) ASU 2021-04 Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options
The FASB issued this update to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. We do not anticipate this will have a material impact on our financial statements.
c) ASU 2021-05 Leases (Topic 842) Lessors-Certain Leases with Variable Lease Payments
The amendments in this Update affect lessors with lease contracts that (1) have variable lease payments that do not depend on a reference index or a rate and (2) would have resulted in the recognition of a selling loss at lease commencement if classified as sales-type or direct financing. We do not anticipate this will have a material impact on our financial statements.
d) ASU 2021-10 Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance.
The FASB issued this Update to increase the transparency of government assistance including the disclosure of (1) the types of assistance, (2) an entity’s accounting for the assistance, and (3) the effect of the assistance on an entity’s financial statements. We do not anticipate this will have a material impact on our financial statements.
e) Other accounting standard updates issued by the FASB
As of April 29, 2022, the FASB have issued several further updates not included above. We do not currently expect any of these updates to affect our Consolidated Financial Statements and related disclosures either on transition or in future periods.

Note 4 - Chapter 11
Summary
On February 22, 2022, Seadrill concluded its comprehensive restructuring process and emerged from Chapter 11 bankruptcy protection. The following major changes to Seadrill’s capital structure were achieved through the restructuring:
1.Additional $350 million of liquidity raised;
2.Obligations under external credit facilities decreased from $5,662 million to $683 million of reinstated debt with maturity in 2027;
3.Future obligations under finance lease arrangements in respect of the West Taurus, West Hercules and West Linus substantially eliminated; and
4.Elimination of guarantees previously provided to holders of the senior notes previously issued by the NSNCo group.
Seadrill emerged from bankruptcy with cash of $486 million, of which $335 million was unrestricted and $151 million was restricted. Seadrill also had $125 million undrawn on its new revolving credit facility which together with the unrestricted cash provided $460 million of liquidity to the Successor company. Following emergence, Seadrill had total debt obligations of $908 million. This comprised $683 million outstanding on reinstated credit facilities; $175 million drawn on its new term loan; and a $50 million convertible bond. This left the Successor company with net debt of $422 million after adding back its post-emergence cash.
In order to substantially eliminate future commitments under capital lease arrangements with SFL Corporation Ltd (“SFL”), Seadrill rejected the West Taurus lease through the bankruptcy court in early 2021 and negotiated amendments to the leases of West Hercules and West Linus in August 2021 and February 2022, respectively. The amended leases for West Hercules and West Linus are short term and we expect to deliver both rigs back to SFL in 2022. In addition to reducing the lease terms, the lease amendments extinguished Seadrill’s obligations to purchase the units at the end of the leases (amongst other changes).
As part of Seadrill’s wider process, NSNCo, the holding company for investments in SeaMex, Seabras Sapura, and Archer, concluded a separate restructuring process on January 20, 2022. The restructuring was achieved using a pre-packaged chapter 11 process and had the following major impacts:
1.Holders of the senior secured notes issued by NSNCo (“notes”, “noteholders”) released Seadrill from all guarantees and securities previously provided by Seadrill in respect of the notes;
2.Noteholders received a 65% equity interest in NSNCo with Seadrill’s equity interest thereby decreasing to 35% and
3.Reinstatement in full of the notes on amended terms.
4.Related to the NSNCo restructuring, the noteholders also financed a restructuring of the bank debt of the SeaMex joint venture. This enabled NSNCo to subsequently acquire a 100% equity interest in the SeaMex joint venture by way of a credit bid, which was executed on November 2, 2021.
In the sections below, we have provided a detailed account of the comprehensive restructuring process.

Background and Objectives

i.Macro-economic background and impact of COVID-19
Since the mid-2010s, the industry had experienced a sustained decline in oil prices which had culminated in an industry-wide supply and demand imbalance. During this period, market day rates for drilling rigs were lower than was anticipated when the debt associated with acquiring our rigs was incurred. This challenging business climate was further destabilized by challenges that arose due to the COVID-19 pandemic. The actions taken by governmental authorities around the world to mitigate the spread of COVID-19, had a significant negative effect on oil consumption. This led to a further decrease in the demand for our services and had an adverse impact on our business and financial condition.
After the global impact of this pandemic, the global offshore rig market has experienced a recovery, at least in utilization, in many regions. The price of Brent crude has risen and stabilized at more than $90 over the past several months before increasing to over $100. Additionally, oil companies and rig owners have mostly managed to navigate through many of the logistical hurdles posed by the COVID-19 pandemic. Drilling programs that had been postponed have now begun or are back on schedule. As a result, the number of contracted rigs has rebounded, and fleet utilization (jack ups, semi-submersibles and drillships) is nearing March 2020 pre-pandemic levels. Dayrates for some rig types in certain regions, such as for US Gulf of Mexico drillships, have risen dramatically. Conversely, dayrates for rigs in other regions have remained stagnant or only risen modestly.
ii. Default on senior debt obligations and other commitments in 2020
Since the end of 2019, we had been working with senior creditors to provide a solution to Seadrill's high cash outflow for debt service and potential future breaches of liquidity covenants by converting certain interest payments under our credit facilities to payment-in-kind ("PIK") interest and by deferring certain scheduled amortization payments. In our 2020 first quarter earnings release, published on June 2, 2020, we announced that we would no longer proceed with efforts to obtain bank consent for a short-term solution and had instead appointed financial advisors to evaluate comprehensive restructuring alternatives to reduce debt service costs and overall indebtedness. We further stated that a comprehensive restructuring may require a substantial conversion of Seadrill's indebtedness to equity.
In September 2020, we did not pay interest on our secured credit facilities, which constituted an event of default. This triggered cross-default covenants for the senior secured notes, guarantee facility agreement and leasing agreements in respect of the West Hercules, West Linus and West Taurus ("SFL rigs"). As a result, we entered into forbearance agreements with certain creditors in respect of our senior secured credit facility agreements, senior secured notes, and guarantee facility agreement. Pursuant to these agreements the creditors agreed not to exercise any voting rights, or otherwise take actions, in respect of the default.
In October 2020 we did not make the required charter payments due on the leasing arrangements for the SFL rigs. This constituted an event of default under the leasing agreements. From November 2020, we restarted making partial payments based on a percentage of the total due in return for SFL granting us permission to use certain restricted cash balances to cover operating costs of the SFL rigs.
In December 2020, after triggering an additional event of default through not paying interest on our secured credit facilities, we entered into a further forbearance agreement with certain creditors. On January 15, 2021, we did not make the semi-annual cash interest payment due on our senior secured notes. The forbearance agreements ended on January 29, 2021.
The events of default in September 2020 and December 2020 due to non-payment of interest on our senior credit facilities and further violation of the cross-default covenant for the Senior Secured Notes, meant that the debt was callable on demand and therefore classified as current in our December 31, 2020 balance sheet. The scheduled interest and fees were converted to loan principal tranches and incurred payment-in-kind interest at their original rates plus an additional 2%.
iii. Three objectives of the comprehensive restructuring
Seadrill's largest debt obligation at the petition date was the $5.7 billion owed to lenders under its senior credit facilities. The primary objective of the restructuring was to enter an agreement with stakeholders to provide new liquidity and to substantially decrease liabilities under these facilities through the issuance of new equity.
In addition, as of the petition date, Seadrill was committed to $1.1 billion in aggregate lease obligations under the arrangements for SFL rigs. As these lease arrangements were not considered sustainable under a new capital structure, the rejection or restructuring of these lease obligations was considered an integral part of obtaining the requisite level of creditor approval in support of the Plan.
Following Seadrill’s previous restructuring on July 2, 2018, NSNCo had issued 12.0% senior secured notes due July 2025, of which $0.5 billion remained outstanding as of the petition date. Seadrill held 100% of the equity interest in NSNCo and had provided guarantees over its debt obligations. One of the key terms of the restructuring was to negotiate the release by the Noteholders of all existing guarantees and security and claims with respect to Seadrill Limited and its subsidiaries. This was likely to involve the disposal of part of Seadrill's equity interest in the NSNCo group.
Seadrill Chapter 11 Process

i.Introduction and Chapter 11 filing
Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. In addition to permitting debtor rehabilitation, chapter 11 promotes equality of treatment for creditors and similarly situated equity interest holders, subject to the priority of distributions prescribed by the Bankruptcy Code. The commencement of a chapter 11 case creates an estate that comprises all of the legal and equitable interests of the debtor as of the date the chapter 11 case is commenced. The Bankruptcy Code provides that the debtor may continue to operate its business and remain in possession of its property as a “debtor in possession.”
Following the defaults in 2020, and expiry of forbearance agreements described above, the Debtors filed voluntary petitions for reorganization under the Chapter 11 Proceedings in the Bankruptcy Court on February 7, 2021 and February 10, 2021. These filings triggered a stay on enforcement of remedies with respect to our debt obligations.
These filings excluded the NSNCo group, with Seadrill and NSNCo noteholders continuing to negotiate a refinancing outside of bankruptcy.
ii. Plan of Reorganization
Consummating a chapter 11 plan is the principal objective of a chapter 11 case. A bankruptcy court’s confirmation of a plan binds the debtor, any person acquiring property under the plan, any creditor or equity interest holder of the debtor, and any other entity as may be ordered by the bankruptcy court. Subject to certain limited exceptions, the order issued by a bankruptcy court confirming a plan provides for the treatment of the debtor’s liabilities in accordance with the terms of the confirmed plan.
On July 23, 2021, the Company entered into a Plan Support and Lock-Up Agreement (the “Plan Support Agreement”) with the Company, the Company Parties, certain Holders of Claims under the Company’s Credit Agreements, and Hemen. On July 24, 2021, the Company filed the first versions of the Joint Chapter 11 Plan of Reorganization and Disclosure Statement. On August 31, 2021, the Company filed the First Amended Plan of Reorganization and the First Amended Disclosure Statement (the “Disclosure Statement”) and on September 2, 2021, the Court approved the First Amended Disclosure Statement (as Modified) and the solicitation of the Plan of Reorganization. On October 11, 2021, the Company’s creditor classes voted to accept the plan of reorganization. On October 26, 2021, Seadrill’s Plan of Reorganization was confirmed by the U.S. Bankruptcy Court for the Southern District of Texas.

iii. Amendment to terms of existing facilities
As of the Petition Date, the Debtors were liable for approximately $6.2 billion in aggregate funded debt obligations. These obligations included $5.7 billion due under 12 Prepetition Credit Facilities (silos) and $0.5 billion due under the NSNCo Secured Notes. Seadrill Limited was a guarantor under all 12 Prepetition Credit Facilities and the Notes. The facilities were secured by, among other things, (a) a first priority, perfected mortgage in one or more of the Debtors’ drilling rigs, (b) guarantees from the applicable rig-owning entities and intra-group charterers. No financial institution possessed a blanket lien over the Debtors’ entire fleet. Instead, the Prepetition Credit Facilities were secured by non-overlapping subsets of the Debtors’ rigs.
The Plan, among other things, provided that holders of Allowed Credit Agreement Claims would (a) receive $683 million (adjusted for AOD cash out option) of take-back debt (amortizing beginning in March 2023, with a maturity date of December 2026 and margin of LIBOR + 5% cash-pay + 7.5% PIYC) whereby Seadrill either pays the PIYC interest in cash or the equivalent amount is capitalized as principal outstanding (dependent on certain conditions set out in the facility agreement) and (b) be entitled to participate in a $300 million new-money raise under the New First Lien Facility, and (c) receive 83 percent of equity in Reorganized Seadrill, subject to dilution by the Management Incentive Plan and the Convertible Bond Equity, on account of their Allowed Credit Agreement Claims, and 16.75 percent of equity in Reorganized Seadrill if such holders elected to participate in the Rights Offering (including the Backstop Parties).
iv. Rights offering and backstop of new $300m facility
In bankruptcy, a rights offering allows a debtor to offer creditors or equity security holders the right to purchase equity in the post-emergence company. In a rights offering, debtors grant subscription rights to a class (or classes) of creditors (or equity holders) in conjunction with the chapter 11 plan of reorganization. Rights offerings function as a source of exit financing, allowing debtors to raise capital to fund emergence costs and plan distributions, or to ensure that the company has sufficient liquidity post-emergence in a de-leveraged capital structure. Nearly all rights offerings are fully backstopped pursuant to agreements between the backstop party (or parties) and the debtors. Under a backstop agreement, backstop parties commit to purchase a certain amount of securities offered under the plan and to purchase additional securities if the issuance is under-subscribed, receiving additional securities in exchange for their agreement to backstop a rights offering.
Holders of the Subscription Rights, which include the Backstop Parties, received the right to lend up to $300 million under the New First Lien Facility in accordance with and pursuant to the Plan, the Rights Offering Procedures, the Backstop Commitment Letter, and the New Credit Facility Term Sheet. Rights Offering Participants also received, in consideration for their participation in the Rights Offering, 12.5% (the “Rights Offering Percentage”) of the issued and outstanding New Seadrill Common Shares as of the Effective Date (subject to dilution by the Management Incentive Plan and the Convertible Bond Equity). The New First Lien facility is structured as (i) $175 million term loan and (ii) $125 million revolving credit facility (RCF). The term loan facility bears interest at a margin of 7% per annum plus a compounded risk-free rate (and any applicable credit adjustment spread). The RCF bears interest at a margin of 7% per annum plus a compounded risk-free rate (and any applicable credit adjustment spread), and a commitment fee of 2.8% per annum is payable in respect to any undrawn portion of the RCF commitment.
As consideration for the Backstop Commitment of each Backstop Party, the Backstop Parties were issued the number of New Seadrill Common Shares equal to the sum of: (i) 12.50% minus the Rights Offering Percentage (if under-subscribed) plus (ii) 4.25% multiplied by the total number of New Seadrill Common Shares issued and outstanding on the Effective Date (subject to dilution by the MIP and the Convertible Bond Equity) (the “Equity Commitment Premium”, and together with the foregoing clause, the “Backstop Participation Equity”); and (b) the Debtors paid in cash to the Backstop Parties a premium (the “Commitment Premium”) equal to 7.50% of the $300 million in total commitments under the New First Lien Facility.
As at the Effective Date, the outstanding external debt is repayable as set out in the table below:

(In $ millions)	2022	2023	2024	2025	2026 and thereafter	Total
Total Debt Repayments (a)	0	40	40	40	788	908
(a) The repayment schedule is net of fees and assumes that all interest is paid in cash as opposed to any capitalized pay-if-you-can interest, as further outlined in the existing facility section above.
v. Hemen $50m convertible bond
$50 million convertible bonds with margin of LIBOR + 6% cash-pay and maturity date of March 2028 were issued to Hemen at par upon emergence. The bonds are convertible into the Conversion Shares in an amount equal to 5% of the fully-diluted ordinary shares. The principal amount of the Bonds is convertible (in full not part) into the Conversion Shares at the option of the Lender at any time during the Conversion Period, being the period from the earlier of (i) the date on which the Issuer’s ordinary shares are listed and begin trading on the NYSE and (ii) the date on which the Issuer’s ordinary shares are listed and begin trading on the OSE, Shares at the option of the Lender at any time during the Conversion Period.
vi. Emergence and new Seadrill equity allocation table
Seadrill met the requirements of the plan of reorganization and emerged from Chapter 11 on February 22, 2022. Companies emerging from chapter 11 qualify for fresh-start reporting if two conditions are met: (1) the reorganization value of the entity’s assets is less than the total of all claims and post-petition liabilities; and (2) the holders of pre-confirmation voting shares will receive less than 50 percent of the voting shares upon emergence. Upon emergence from the Chapter 11 Proceedings, we expect to meet the requirements and will apply fresh start accounting to our financial statements in accordance with the provision set forth in ASC852. Entities that adopt fresh-start reporting must assign the reorganization value to the entity’s assets and liabilities in accordance with procedures specified in ASC 805. The guidance defines reorganization value as the value attributed to the reconstituted entity, as well as the expected net realizable value of those assets that will be disposed of before reconstitution occurs. Therefore, this value is viewed as the value of the entity before considering liabilities and it approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring.
Under the Plan and prior to any equity dilution on conversion of the convertible bond, the Company issued 83.00% of the Company’s equity to Class 4 Credit Agreement Claimants, 12.50% to the Rights Offering Participants, 4.25% to the Backstop Parties through the Equity Commitment Premium, and the remaining 0.25% to Class 9 predecessor shareholders.
The breakout shown below shows the equity allocation before and after the conversion of the convertible bond.

Recipient of Shares	Number of shares	% allocation	Equity dilution on conversion of convertible bond
Allocation to predecessor senior secured lenders	41,499,999	83.00%	78.85%
Allocation to new money lenders - holders of subscription rights	6,250,001	12.50%	11.87%
Allocation to new money lenders - backstop parties	2,125,000	4.25%	4.04%
Allocation to predecessor shareholders	124,998	0.25%	0.24%
Allocation to convertible bondholder	—	—%	5.00%
Total shares issued on emergence	49,999,998	100.00%	100.00%

NSNCo Restructuring

i Introduction
As part of Seadrill’s wider process, NSNCo, the holding company for investments in SeaMex, Seabras Sapura, and Archer, concluded a separate restructuring process on January 20, 2022. The restructuring was achieved using a pre-packaged chapter 11 process and had the following major impacts:
1.Holders of the senior secured notes issued by NSNCo released Seadrill from all guarantees and securities previously provided by Seadrill in respect of the notes;
2.Seadrill sells 65% of its equity interest in NSNCo to the holders of NSNCo senior secured notes. Seadrill's equity interest thereby decreasing to 35%; and
3.Reinstatement in full of the notes on amended terms.
Related to the NSNCo restructuring, the noteholders also financed a restructuring of the bank debt of the SeaMex joint venture. This enabled NSNCo to subsequently acquire a 100% equity interest in the SeaMex joint venture by way of a credit bid, which was executed on November 2, 2021.
As Seadrill lost its controlling interest in NSNCo through the sale of 65% of its equity interest on January 20, 2022 (the date the bankruptcy court heard the filing for NSNCo's prepackaged Chapter 11), we have presented the results of NSNCo, including the consolidated results of SeaMex from November 2021 onwards, as discontinued operations in Seadrill’s financial statements for the period ended December 31, 2021. NSNCo’s assets and liabilities have similarly been classified as held-for-sale in Seadrill’s December 2021 balance sheet. All periods presented have been recast for this change.
ii. Purchase of SeaMex by NSNCo through credit bid
Credit bidding is a mechanism, whereby a secured creditor can ‘bid’ the amount of its secured debt, as consideration for the purchase of the assets over which it holds security. In effect, it allows the secured creditor to offset the secured debt as payment for the assets and to take ownership of those assets without having to pay any cash for the purchase.
On June 18, 2021, John C. McKenna of Finance & Risk Services Ltd and Simon Appell of AlixPartners UK LLP were appointed as joint provisional liquidators (the “JPLs”) over SeaMex by an order of the Supreme Court of Bermuda. Further, the joint venture agreement governing the SeaMex joint venture between one of NSNCo’s subsidiaries, Seadrill JU Newco Bermuda Ltd., and an investment fund controlled by Fintech was terminated with immediate effect.
On July 2, 2021, a restructuring support agreement ("RSA") was reached with the NSNCo Noteholders with regards to a comprehensive restructuring of the debt facility. A key step in the RSA was the sale of the assets of SeaMex out of provisional liquidation to a newly incorporated wholly owned subsidiary of NSNCo under a share purchase agreement. On November 2, 2022, the sale of assets of SeaMex to a subsidiary of NSNCo was completed.
Management determined that the Transaction qualified as a business combination under ASC 805 because (i) SeaMex as the acquiree met the definition of a business and (ii) NSNCo as the acquirer obtained control of SeaMex. As a result, the acquisition method was applied, and the identifiable assets acquired and liabilities assumed were recognized at fair value on the acquisition date. The consideration of the business combination was determined to be $0.4 billion, which is based on the value of various forms of debt instruments that were forgiven and were owed to NSNCo. The fair value of the net assets acquired equaled the amount of the purchase consideration and no amount was ascribed to goodwill nor bargain purchase. A gain was recognized in discontinued operations in connection with the step acquisition of SeaMex by NSNCo and relates primarily to the reversal of previously established expected credit loss allowances against loans previously advanced by the NSNCo Group to the SeaMex joint venture. The book value of the equity method investment was nil prior to the acquisition date.
We assessed whether SeaMex qualified as held-for-sale upon the acquisition. SeaMex, being a subsidiary of NSNCo, also meets the HFS criteria on the acquisition date and will be reported in discontinued operations as of December 31, 2021 measured at its carrying value, as it is less than the fair value less cost to sell.
iii. NSNCo Sale
NSNCo filed a pre-packaged bankruptcy that was heard on January 12, 2022 in a separate petition filing from Seadrill in the U.S. Bankruptcy Court for the Southern District of Texas. On January 20, 2022, NSNCo emerged from bankruptcy, having implemented the terms of the RSA described above.
On a Seadrill consolidated group basis, the assets, liabilities, and equity of NSNCo will be derecognized as at the date of sale, when control is lost, on January 20, 2022 (the date the court heard the filing for the pre-packaged bankruptcy), with any gain or loss on disposal being recognized. Upon NSNCo’s emergence date, Seadrill will retain a 35% interest in NSNCo, which will be recognized as an equity method investment.
Management determined that it meets the criteria for being held-for-sale (“HFS”) as of December 31, 2021 and represent a strategic-shift resulting in discontinued operations reporting on Seadrill’s financial statements for reporting on the Form 20-F.
Renegotiation of leases with SFL
SFL is a company that owns and charters shipping vessels in the tanker, bulker, container and offshore segments. Since 2013, Seadrill had entered into sale and leaseback arrangements with certain subsidiaries of SFL (SFL Hercules Ltd., SFL Deepwater Ltd. and SFL Linus Ltd. Under those arrangements, the semi-submersible rigs West Taurus and West Hercules and the jack-up rig West Linus were leased to certain fully owned Seadrill entities under long term charter agreements (collectively, the “Prepetition SFL Charters”).
The original charters had been accounted for as failed sale leasebacks due to contractual call options and purchase obligations, resulting in the rigs being kept on balance sheet. As they were treated as financing transactions, this resulted in the recognition of financial liabilities to SFL held at fair value on initial recognition (upon deconsolidation of the ship finance VIEs in 2020). The Chapter 11 Proceedings afforded Seadrill the option to reject or amend the leases.
Shortly after the Petition Date, the Debtors sought court authority to reject the Prepetition Taurus Charter and abandon certain related personal property. On March 9, 2021, the West Taurus lease rejection motion was approved by the Bankruptcy Court, and the rig was redelivered to SFL in April 2021, in accordance with the West Taurus settlement agreement. The lease termination led to a remeasurement of the outstanding amounts due to SFL held within liabilities subject to compromise to claim value, resulting in a $186 million loss within "Reorganization items, net" on the Consolidated Statement of Operations in 2021.
On August 27, 2021, the Bankruptcy Court of the Southern District of Texas entered an approval order for an amendment to the original SFL Hercules Charter, whereby Seadrill would pay a lower charter hire and whereby the expiry of the SFL Charter would mirror the completion of work under the Equinor (Canada) Contract in October 2022 (subject to extension, if Equinor exercises certain options rights). The amended charter is accounted for as an operating lease, resulting in the recognition of a ROU asset and an associated lease liability. The removal of the call options and purchase obligations meant that sale recognition was no longer precluded. The rig asset and finance liability to SFL were derecognized in 2021, resulting in a $10 million non-cash gain within "Reorganization items, net" on the Consolidated Statement of Operations in 2021.
On February 18, 2022, Seadrill signed a transition agreement with SFL pursuant to which the West Linus rig will be redelivered to SFL upon assignment of the ConocoPhillips drilling contract to SFL. The interim transition bareboat agreement with SFL will see Seadrill continuing to operate the West Linus until the rig is handed back to SFL and a new Manager, Odfjell, for a period of time estimated to last approximately 6 to 9 months from Seadrill’s emergence. The amendment charter no longer contains a purchase obligation and will therefore result in the derecognition of the rig asset of $175 million and liability of $158 million at emergence from Chapter 11 on February 22, 2022. The interim transition bareboat agreement will be accounted for as a short-term operating lease.
Detailed timeline
We have provided a detailed timeline covering the core events of the restructuring process below.
September 2020 - We did not pay interest on our secured credit facilities, which constituted an event of default. This triggered cross-default covenants for the senior secured notes, guarantee facility agreement and leasing agreements in respect of the West Hercules, West Linus and West Taurus. As a result, we entered into forbearance agreements with certain creditors in respect of our senior secured credit facility agreements, senior secured notes, and guarantee facility agreement.
December 2020 - After triggering an additional event of default through not paying interest on our secured credit facilities, we entered into a forbearance agreement with certain creditors. Pursuant to this agreement, the consenting creditors had agreed not to act until January 29, 2021 in respect of certain events of default that may have arisen under nine of our twelve senior secured credit facility agreements, as a result of the group not making certain interest payments.
January 2021 - We did not make the semi-annual cash interest payment due on our senior secured notes.

February 7, 2021 and February 10, 2021 - Seadrill Limited and the majority of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas.
March 2021 - The West Taurus lease rejection motion was approved by the Bankruptcy Court.
April 2021 – The West Taurus rig was redelivered to SFL
June 2021 – John C. McKenna of Finance & Risk Services Ltd and Simon Appell of AlixPartners UK LLP were appointed as joint provisional liquidators over SeaMex by an order of the Supreme Court of Bermuda to maximize value for creditors and other stakeholders.
July 2, 2021 – A restructuring support agreement was reached with the NSNCo Noteholders with regards to a comprehensive restructuring of the debt facility.
July 9, 2021 - NSNCo concluded a solicitation process 80% of the principal noteholders approving amendments to the indenture governing the Notes.
July 23, 2021 - The Company entered into a Plan Support and Lock-Up Agreement with the Company, the Company Parties, certain Holders of Claims under the Company’s Credit Agreements, and Hemen.
July 24, 2021 - The Company filed the first versions of the Joint Chapter 11 Plan of Reorganization and Disclosure Statement.
August 27, 2021 - The Bankruptcy Court of the Southern District of Texas entered an approval order for an amendment to the original SFL Hercules Charter.
August 31, 2021 - The Company filed the First Amended Plan of Reorganization and the First Amended Disclosure Statement (the “Disclosure Statement”).
September 2, 2021 - The Court approved the First Amended Disclosure Statement and the solicitation of the Plan of Reorganization.
October 11, 2021 - The Company’s creditor classes voted to accept a court confirmed plan.
October 26, 2021 - Seadrill’s Plan of Reorganization was confirmed by the U.S. Bankruptcy Court for the Southern District of Texas.
November 2, 2021 – The sale of SeaMex to a subsidiary of NSNCo was completed.
Subsequent Events
January 11, 2022 – NSNCo filed for a pre-packaged bankruptcy in a separate petition filing from Seadrill in the U.S. Bankruptcy Court for the Southern District of Texas.
January 20, 2022 – Sale of 65% of NSNCo following emergence from its pre-packaged chapter 11 process.
February 18, 2022 - Seadrill signed a short-term transition agreement with SFL, whereby Seadrill will continue to operate the West Linus until the rig is handed back to SFL.
February 22, 2022 - Seadrill concluded its comprehensive restructuring process and emerged from Chapter 11 bankruptcy protection.
Other matters
i.Liabilities subject to compromise
Liabilities subject to compromise distinguish pre-petition liabilities which may be affected by the Chapter 11 proceedings from those that will not. The liabilities held as subject to compromise are disclosed on a separate line on the consolidated balance sheet.
Liabilities subject to compromise, as presented on the Consolidated Balance Sheet as at December 31, 2021, include the following:

(In $ millions)	December 31, 2021
Senior under-secured external debt	5,662
Accounts payable and other liabilities	36
Accrued interest on external debt	34
Amount due to related party	503
Liabilities subject to compromise	6,235
ii. Interest expense
The Debtors have discontinued recording interest on the under-secured debt facilities from the Petition Date, in line with the guidance of ASC 852-10, Reorganizations. Contractual interest on liabilities subject to compromise not reflected in the Consolidated Statement of Operations was $298 million. Interest continued to be recognized on the Notes in 2021 as NSNCo did not file for chapter 11 until January 2022. Refer to Note 10 – Interest expense to the Consolidated Financial Statements included herein for more information regarding interest expense.

iii. Reorganization items, net
Incremental costs incurred directly as a result of the bankruptcy filing and any gains or losses on adjustment to the expected allowed claim value under the plan of reorganization are classified as "Reorganization items, net" in the Consolidated Statement of Operations. The following table summarizes the reorganization items recognized in the year ended December 31, 2021:

(In $ millions)	Year ended December 31, 2021
Advisory and professional fees after filing	(127)
Remeasurement of terminated lease to allowed claim	(186)
Interest income on surplus cash	3
Total reorganization items, net	(310)
iv. Condensed Combined Debtors Financial Statements
When one or more entities in the consolidated group are in bankruptcy and one or more entities in the consolidated group are not in bankruptcy, the reporting entity is required to disclose the condensed combined financial statements of only the entities in bankruptcy (“debtor in possession” or “DIP”).
The reclassification of the NSNCo group to discontinued operations has resulted in the continuing operations elements of Seadrill's financial statements being aligned to the combined financial statements of only the entities in bankruptcy, aside from the exceptions noted below. Separately presented DIP results would include:
•a $24 million reduction in current restricted cash, to $136 million, and an $8 million reduction in unrestricted cash, to $304 million, due to cash held by entities not in bankruptcy;
•the recognition of current and non-current intra-group receivables due to DIP from entities not in bankruptcy of $21 million and $9 million respectively;
•additional intra-group liabilities subject to compromise of $8 million owed by DIP to entities not in bankruptcy; and
•an additional $4 million net cash outflows from changes in the above assets.
As such, we have not separately presented Condensed Combined Financial Statements of the entities that filed for bankruptcy.

Note 5 – Current expected credit losses

The CECL model applies to our external trade receivables and related party receivables. Our external customers are international oil companies, national oil companies and large independent oil companies. The following table summarizes the movement in the allowance for credit losses for the year ended December 31, 2021.

(In $ millions)	Allowance for credit losses - other current assets	Allowance for credit losses - related party ST	Allowance for credit losses related party LT	Total Allowance for credit losses
January 1, 2020	—	9	—	9
Credit loss expense	3	139	2	144
December 31, 2020	3	148	2	153
Credit loss expense	—	36	(2)	34
Write-off(1)/(2)	(3)	(183)	—	(186)
December 31, 2021	—	1	—	1
(1) In April 2021 we signed a settlement agreement with Aquadrill (formerly Seadrill Partners) which waived all claims on pre-petition positions held and resulted in a write-off of $54 million of trading receivables.
(2) Following the cancellation of the Wintershall contract, a settlement agreement was reached with Northern Ocean to extinguish all outstanding claims. The agreement became effective in December 2021 resulting in the write-off of $129 million of trading receivables and $3 million of reimbursement receivables.

The below table shows the classification of the credit loss expense within the Consolidated Statements of Operations.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020
Management contract expenses	36	142
Other financial items	(2)	2
Total	34	144
Changes in expected credit loss allowance for external and related party trade receivables are included in operating expenses, while changes in the allowances for related party loan receivables are included in other financial items. The decrease in the allowance for the year ended December 31, 2021 was due to the write-off of Northern Ocean and Aquadrill balances following settlement agreements. Refer to Note 27 – "Related party transactions" for details. There is no expected credit loss allowance on the SeaMex trade receivables and loan balances as they were expected to be settled shortly after emergence from Chapter 11. Both the trading and loan balances were fully settled in March 2022.

Note 6 – Segment information
We use the management approach to identify our operating segments. We identified the Board of Directors as the Group’s Chief Operating Decision Maker ("CODM") which regularly reviews internal reports when making decisions about allocation of resources to segments and in assessing their performance.
We have the following three reportable segments:
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
The below section splits out total operating revenue, depreciation, amortization of intangibles, operating net loss, drilling units and capital expenditures by segment:
Total operating revenue
Operating revenues consist of contract revenues, reimbursable revenues, management contract revenues and other revenues. The segmental analysis of operating revenues is shown in the table below.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Harsh environment	495	526	510
Floaters	363	358	625
Jack-up rigs	139	157	229
Other	11	18	24
Total	1,008	1,059	1,388

Depreciation
We record depreciation expense to reduce the carrying value of drilling unit and equipment balances to their residual value over their expected remaining useful economic lives. The segmental analysis of depreciation is shown in the table below.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Harsh environment	73	93	125
Floaters	37	176	224
Jack-up rigs	44	48	48
Other	1	29	29
Total	155	346	426
Amortization of intangibles
We record amortization of favorable and unfavorable contracts over the remaining lives of the contracts. The segmental analysis of amortization is shown in the table below.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Harsh environment	—	1	—
Floaters	—	—	105
Jack-ups	—	—	29
Total	—	1	134

Impairment of drilling units and intangible assets
We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. The segmental analysis of impairment is shown in the table below.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Harsh environment	152	419	—
Floaters	—	3,555	—
Jack-ups	—	86	—
Other	—	48	—
Total	152	4,108	—

Operating net loss
The segmental analysis of operating net losses is shown in the table below.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
		(As adjusted)	(As adjusted)
Harsh environment	(138)	(396)	(69)
Floaters	(21)	(3,781)	(201)
Jack-ups	16	(87)	(2)
Other	(14)	(218)	(23)
Operating loss	(157)	(4,482)	(295)
Unallocated items:
Total financial items and other	(430)	38	(465)
Loss before income taxes	(587)	(4,444)	(760)
Drilling assets - Total assets
The segmental analysis of drilling assets and total assets is shown in the table below.

(In $ millions)	December 31, 2021	December 31, 2020
		(As adjusted)
Harsh environment rigs	709	1,032
Floaters	524	528
Jack-up Rigs	544	560
Total Drilling Units	1,777	2,120

Unallocated items:
Investments in associated companies	27	24
Assets held for sale	1,103	685
Cash and restricted cash	535	659
Other assets	437	473
Total assets	3,879	3,961
Drilling units - Capital expenditures (1)
The segmental analysis of capital expenditures is shown in the table below.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Harsh environment	30	26	34
Floaters	35	110	111
Jack-ups	28	12	17
Total	93	148	162
(1)Capital expenditure includes long term maintenance projects.

Geographic segment data
Revenues
Revenues are attributed to geographical segments based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following presents our revenues and fixed assets by geographic area:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Norway	486	480	469
Angola	125	89	215
Brazil	121	51	137
United States	105	107	74
Saudi Arabia	100	98	130
Nigeria	—	—	198
Others (1)	71	234	165
Total Revenue	1,008	1,059	1,388
(1)Other countries represent countries in which we operate that individually had revenues representing less than 10% of total revenues earned for any of the periods presented.
Fixed assets – drilling units (1)
Drilling unit fixed assets by geographic area based on location as at end of the year are as follows:

(In $ millions)	December 31, 2021	December 31, 2020
Norway	710	1,044
Saudi Arabia	224	234
Brazil	169	79
Qatar	156	151
Malaysia	126	185
USA	92	87
Spain	47	49
Others (2)	253	291
Total	1,777	2,120
(1)Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.
(2)Other countries represent countries in which we operate that individually had fixed assets representing less than 10% of total fixed assets for any of the periods presented.

Major customers
In the years ended December 31, 2021, 2020 and 2019, we had the following customers with total revenues greater than 10% in any of the years presented:

	Segment	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
ConocoPhillips	Harsh Environment	17%	16%	11%
Equinor	Harsh Environment	13%	12%	16%
Saudi Aramco	Jack-ups	10%	9%	10%
Lundin	Floaters	12%	2%	—%
Northern Ocean	Harsh Environment	3%	12%	12%
TotalEnergies	Floaters	—%	4%	18%
Other		45%	45%	33%
Total		100%	100%	100%

Note 7 - Revenue from contracts with customers
The following table provides information about receivables, contract assets and contract liabilities from our contracts with customers:

(In $ millions)	December 31, 2021	December 31, 2020
Accounts receivable, net	169	125
Current contract liabilities (deferred revenues) (1)	(25)	(18)
Non-current contract liabilities (deferred revenues) (1)	(10)	(13)
(1)Current contract assets and liabilities balances are included in “Other current assets” and “Other current liabilities,” respectively in our Consolidated Balance Sheets as at December 31, 2021.
Significant changes in the contract assets and the contract liabilities balances during the year ended December 31, 2020 were as follows:

(In $ millions)	Contract Assets	Contract Liabilities	Net Contract Balances
Net contract liability at January 1, 2020	—	(29)	(29)
Amortization of revenue that was included in the beginning contract liability balance	—	23	23
Cash received, excluding amounts recognized as revenue	—	(25)	(25)
Net contract liability at December 31, 2020	—	(31)	(31)
Significant changes in the contract assets and the contract liabilities balances during the year ended December 31, 2021 are as follows:

(In $ millions)	Contract Assets	Contract Liabilities	Net Contract Balances
Net contract liability at January 1, 2021	—	(31)	(31)
Amortization of revenue that was included in the beginning contract liability balance	—	24	24
Cash received, excluding amounts recognized as revenue	—	(28)	(28)
Net contract liability at December 31, 2021	—	(35)	(35)
The deferred revenue balance of $25 million reported in "Other current liabilities" at December 31, 2021 is expected to be realized within the next twelve months and the $10 million reported in "Other non-current liabilities" is expected to be realized within the following twelve months. The deferred revenue consists primarily of mobilization and upgrade revenue for both wholly and partially unsatisfied performance obligations as well as expected variable mobilization and upgrade revenue for partially unsatisfied performance obligations, which has been estimated for purposes of allocating across the entire corresponding performance obligations.

Note 8 – Other revenues
Other revenues consist of the following:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Leasing revenues (i)	26	19	1
Early termination fees (ii)	6	11	11
Total other revenues	32	30	12
i.Leasing revenues
Revenue earned on the charter of the West Castor, West Telesto and West Tucana to Gulfdrill, one of our related parties. Refer to Note 27 – "Related party transactions" for further details.
ii. Early termination fees
Early termination fees were received in 2021 for the West Bollsta, in 2020 for the West Gemini and in 2019 for the West Jupiter and West Castor.
Note 9 – Other operating items
Other operating items consist of the following:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Impairment of long lived assets (i)	(152)	(4,087)	—
Impairment of intangibles (ii)	—	(21)	—
Gain on disposals (iii)	47	15	—
Other operating income (iv)	54	9	39
Total other operating items	(51)	(4,084)	39
i. Impairment of long lived assets
In June 2021, the West Hercules was impaired by $152 million. Refer to Note 11 – "Loss on impairment of long-lived assets" for further details.
In 2020, we determined the global impact of the COVID-19 pandemic, and continued down cycle in the offshore drilling industry, were indicators of impairment on certain assets. Following assessments of recoverability in March 2020 and December 2020, we recorded total impairment charges of $4,087 million against our drilling fleet.
ii. Impairment of intangibles
On December 1, 2020, Seadrill Partners announced it had filed a voluntary petition under Chapter 11. Under Chapter 11 we were required to continue to provide the management services only at market rate. We concluded that we no longer had a favorable contract and the intangible asset relating to Seadrill Partners was fully impaired.
iii. Gain on disposals
Following the impairments recognized in 2020, Seadrill disposed of seven rigs in 2021, and one rig in 2020, all of which had previously been impaired in full. The full consideration, less costs to sell, was recognized as a gain.

iv. Other operating income
Other operating income consist of the following:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Pre-petition liabilities write-off (a)	27	—	—
War risk insurance rebate (b)	22	—	—
Loss of hire insurance settlement (c)	2	9	10
Receipt of overdue receivable (d)	—	—	26
Other	3	—	3
Total other operating income	54	9	39
a) Prepetition liabilities write-off
Write-off of prepetition lease liabilities to Northern Ocean for the West Bollsta of $19 million and pre-petition liabilities to Aquadrill of $8 million following settlement agreements reached in 2021.
b) War risk insurance rebate

Receipt of $22 million distribution from The Norwegian Shipowners' Mutual War Risks Insurance Association ("DNK"), representing a rebate of past premium paid.

c) Loss of hire insurance settlement
Settlement of a claim on our loss of hire insurance policy following an incident on the Sevan Louisiana.
d) Receipt of overdue receivables
Receipt of overdue receivables in 2019 which had not been recognized as an asset as part of fresh start accounting.
Note 10 – Interest expense

Interest expense consists of the following:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
		(As adjusted)	(As adjusted)
Cash interest on debt facilities (a)	(25)	(266)	(374)
Interest on SFL leases (b)	(84)	(12)	—
Unwind of discount debt	—	(44)	(47)
Write off of discount on debt (c)	—	(87)	—
Interest expense	(109)	(409)	(421)
(a) Cash interest on debt facilities
We incur cash and payment-in-kind interest on our debt facilities. This is summarized in the table below.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
		(As adjusted)	(As adjusted)
Senior credit facilities and unsecured bonds	(25)	(239)	(327)
Debt of consolidated variable interest entities	—	(27)	(47)
Cash interest	(25)	(266)	(374)
Our senior credit facilities incurred interest at LIBOR plus a margin. For periods after July 2, 2018, this margin increased by one percentage point following the emergence from the Previous Chapter 11 Proceedings. On February 7, 2021, after filing for Chapter 11, we recorded contractual interest payments against debt held as subject to compromise ("adequate protections payments") as a reduction to debt in the Consolidation Balance sheet and not as an expense to Consolidated Statement of Operations. For further information on our bankruptcy proceedings refer to Note 4 - Chapter 11 Proceedings of our Consolidated Financial Statements included herein.

(b) Interest on SFL Leases
In the fourth quarter of 2020 we deconsolidated the Ship Finance SPVs as we were no longer the primary beneficiary of the variable interest entities. Following the deconsolidation, we recognized the liability, and related interest expense, between Seadrill and the SPVs that was previously eliminated on consolidation.
(c) Write off of discount on debt
In September 2020 and December 2020, there were non-payments of interest on our secured credit facilities that constituted an event of cross-default. The event of default resulted in the expense of unamortized debt discount of $87 million in 2020.

Note 11 – Loss on impairment of long-lived assets
We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate.

In 2020, the significant decrease in the price of oil due to the actions of OPEC and its partners combined with the global impact of the COVID-19 pandemic resulted in expected decreases in utilization going forward and downward pressure on dayrates. We concluded that an impairment triggering event had occurred for our drilling unit fleet and, based on the results of further testing, recorded an impairment charge of $4.087 billion.

While there have been no further macro-economic indicators of impairment in 2021, with the oil price increasing by 50% from December 2020, changes to our forecast assumptions regarding the future of the West Hercules and West Linus have led us to conclude that an impairment triggering event has occurred for these two rigs.

During 2021, the undiscounted future net cash flows to be generated for Seadrill by the West Hercules and West Linus were revised due to anticipated changes in leasing arrangements that may result in the rigs being handed back to SFL before the end of their estimated useful lives. The revised undiscounted future net cash flows for the West Hercules were less than the rig's carrying value meaning that the "step one" or "asset recoverability" test was failed for that rig. Following this assessment, we recorded an impairment charge of $152 million to reduce the rig's book value to its estimated fair value, which we estimated using a discounted cash flow model. There was no impairment charge for the West Linus as it passed the asset recoverability test.

The impairment of $152 million for the year ended December 31, 2021 has been classified within "Impairment of long-lived assets" on our Consolidated Statement of Operations.

We derived the fair value of the rigs using an income approach based on updated projections of future dayrates, contract probabilities, economic utilization, capital and operating expenditures, applicable tax rates and asset lives. The cash flows were estimated over the remaining useful economic lives of the assets and discounted using an estimated market participant weighted average cost of capital "WACC" of 11.8%. To estimate these fair values, we were required to use various unobservable inputs including assumptions related to the future performance of our rigs as explained above. We based all estimates on information available at the time of performing the impairment test.

Note 12 – Taxation

Income taxes consist of the following:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
		(As adjusted)	(As adjusted)
Current tax expense/(benefit):
Bermuda	—	—	—
Foreign	7	11	22
Deferred tax expense/(benefit):
Bermuda	—	—	—
Foreign	(2)	(7)	(62)
Total tax expense/(benefit)	5	4	(40)
Effective tax rate	(0.9)%	(0.1)%	5.3%

The effective tax rate for the year ended December 31, 2021, the year ended December 31, 2020 and the year ended December 31, 2019 was (0.9)%, (0.1)% and 5.3% respectively.

We are incorporated in Bermuda, where a tax exemption has been granted until 2035. Other jurisdictions in which we and our subsidiaries operate are taxable based on rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, we may pay tax within some jurisdictions even though we might have losses in others.

Due to the CARES Act in the US, we recognized a tax benefit in 2021 of $2 million (2020: $5 million) which included the release of valuation allowances previously recorded and carrying back net operating losses to previous years.

The income taxes for the year ended December 31, 2021, the year ended December 31, 2020 and the year ended December 31, 2019 differed from the amount computed by applying the Bermuda statutory income tax rate of 0% as follows:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
		(As adjusted)	(As adjusted)
Effect of change on unrecognized tax benefits	7	(1)	(7)
Effect of unremitted earnings of subsidiaries	—	(2)	(17)
Effect of taxable income in various countries	(2)	7	(16)
Total tax expense/(benefit)	5	4	(40)

Deferred income taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets/(liabilities) consist of the following:

Deferred tax assets:

(In $ millions)	December 31, 2021	December 31, 2020
Pensions and stock options	3	1
Provisions	31	31
Property, plant and equipment	51	—
Net operating losses carried forward	330	251
Intangibles	—	4
Other	9	3
Gross deferred tax assets	424	290
Valuation allowance	(413)	(219)
Deferred tax assets, net of valuation allowance	11	71

Deferred tax liabilities:

(In $ millions)	December 31, 2021	December 31, 2020
Property, plant and equipment	—	30
Unremitted Earnings of Subsidiaries	8	8
Deferred gain	—	34
Intangibles	1	—
Gross deferred tax liabilities	9	72
Net deferred tax asset/(liability)	2	(1)

As at December 31, 2021, deferred tax assets related to net operating loss (“NOL”) carry forwards was $330 million (December 31, 2020: $251 million), which can be used to offset future taxable income. NOL carry forwards which were generated in various jurisdictions, include $244 million (December 31, 2020: $241 million) that will not expire and $86 million (December 31, 2020: $10 million) that will expire between 2022 and 2041 if not utilized.

As at December 31, 2021, deferred tax liability related to intangibles from the application of fresh start accounting was $1 million (December 31, 2020: nil).

We establish a valuation allowance for deferred tax assets when it is more likely than not that the benefit from the deferred tax asset will not be realized. The amount of deferred tax assets considered realizable could increase or decrease in the near-term if our estimates of future taxable income change. Our valuation allowance consists of $330 million on NOL carry forwards as at December 31, 2021 (December 31, 2020: $251 million).

 Uncertain tax positions

As at December 31, 2021, we had a total amount of unrecognized tax benefits of $85 million excluding interest and penalties. The changes to our balance related to unrecognized tax benefits were as follows:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Balance at the beginning of the period	82	89	132
Increases as a result of positions taken in prior periods	4	1	8
Increases as a result of positions taken during the current period	2	—	29
Decreases as a result of positions taken in prior periods	(1)	(4)	(34)
Decreases due to settlements	(1)	(1)	(46)
Decreases as a result of a lapse of the applicable statute of limitations	(1)	(3)	—
Balance at the end of the period	85	82	89

Accrued interest and penalties totaled $19 million at both December 31, 2021 and December 31, 2020 and were included in "Other liabilities" on our Consolidated Balance Sheets. We recognized expenses/(benefits) of $1 million, ($1 million), and ($7 million) during the year ended December 31, 2021, the year ended December 31, 2020 and the year ended December 31, 2019, respectively, related to interest and penalties for unrecognized tax benefits on the income tax expense line in the accompanying Consolidated Statement of Operations.
As of December 31, 2021, $85 million of our unrecognized tax benefits, including penalties and interest, would have a favorable impact to the Company’s effective tax rate if recognized.
Tax returns and open years
We are subject to taxation in various jurisdictions. Tax authorities in certain jurisdictions examine our tax returns and some have issued assessments. We are defending our tax positions in those jurisdictions.
The Brazilian tax authorities have issued a series of assessments with respect to our returns for certain years up to 2017 for an aggregate amount equivalent to $124 million including interest and penalties. As a positive development in relation to the earlier years' assessments, the first tier judicial court has ruled in favor of Seadrill. However, an appeal has since been filed by the tax authorities to the second tier judicial court. The relevant group companies are robustly contesting these assessments including filing the relevant appeals to the tax authorities and counter-appeal to the higher court.
The Nigerian tax authorities have issued a series of claims and assessments both directly and lodged through the Previous Chapter 11 Proceedings, with respect to returns for subsidiaries for certain years up to 2016 for an aggregate amount equivalent to $171 million. The relevant group companies are robustly contesting these assessments including filing relevant appeals in Nigeria. An adverse outcome on these proposed assessments could result in a material adverse impact on our Consolidated Balance Sheets, Statements of Operations or Cash Flows.
The Kuwaiti tax authorities have issued a series of assessments with respect to our returns for years up to 2015 for an aggregate amount equivalent to $12 million including interest and penalties. The relevant group company is robustly contesting these assessments including filing relevant appeals.
The Mexican tax authorities have issued a series of assessments with respect to our returns for certain years up to 2014 for an aggregate amount equivalent to $95 million including interest and penalties (across our continuing and discontinued operations of $49 million and $46 million respectively). The relevant group companies are robustly contesting these assessments including filing relevant appeals.
An adverse outcome on these proposed assessments could result in a material adverse impact on our Consolidated Balance Sheets, Statements of Operations or Cash Flows.
The following table summarizes the earliest tax years that remain subject to examination by other major taxable jurisdictions in which we operate.

Jurisdiction	Earliest Open Year
Kuwait	2012
Nigeria	2014
United States	2018
Mexico	2011
Norway	2015
Brazil	2008

Note 13 – Loss per share
The computation of basic LPS is based on the weighted average number of shares outstanding during the period. Diluted LPS includes the effect of the assumed conversion of potentially dilutive instruments.
The components of the numerator for the calculation of basic and diluted LPS are as follows:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
		(As adjusted)	(As adjusted)
Net loss from continuing operations	(592)	(4,448)	(720)
Profit /(loss) from discontinued operations	5	(215)	(502)
Net loss attributable to the parent	(587)	(4,663)	(1,222)
Less: Allocation to participating securities	—	—	—
Net loss available to stockholders	(587)	(4,663)	(1,222)
Effect of dilution	—	—	—
Diluted net loss available to stockholders	(587)	(4,663)	(1,222)
The components of the denominator for the calculation of basic and diluted LPS are as follows:

(In millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Basic loss per share:
Weighted average number of common shares outstanding	100	100	100
Diluted loss per share:
Effect of dilution	—	—	—
Weighted average number of common shares outstanding adjusted for the effects of dilution	100	100	100
The basic and diluted loss per share are as follows:

(In $)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Basic Loss per share from continuing operations	(5.90)	(44.29)	(7.16)
Diluted Loss per share from continuing operations	(5.90)	(44.29)	(7.16)
Basic loss per share	(5.85)	(46.43)	(12.18)
Diluted loss per share	(5.85)	(46.43)	(12.18)
ASC 260 ‘Earnings per Share’ requires the presentation of diluted earnings per share where a company could be called upon to issue shares that would decrease net earnings per share. As the Company reported net losses for the year ended December 31, 2021, the effect of including potentially dilutive instruments in the calculation would result in a reduction in loss per share, which is anti-dilutive. Under these circumstances, these instruments are not included in the calculation due to their anti-dilutive effect and as a result the basic and diluted loss per share are equal.

Note 14 – Restricted cash
Restricted cash consists of the following:

(In $ millions)	December 31, 2021	December 31, 2020
		(As adjusted)
Accounts pledged as collateral for performance bonds and similar guarantees (i)	42	48
Proceeds from rig sales (ii)	47	—
Demand deposit pledged as collateral for tax related guarantee (iii)	63	65
Accounts pledged as collateral for SFL leases (iv)	37	22
Other	34	33
Total restricted cash	223	168
(i)Cash collateral in respect to bank guarantee facilities with Danske Bank and DNB.
(ii)Proceeds from rig disposals to be paid to the lenders in 2022 and classified as restricted until then.
(iii)We placed a total of 330 million Brazilian Reais of collateral with BTG Pactual under a letter of credit agreement. This related to long-running tax disputes which are currently being litigated through the Brazilian courts. This is held as non-current in the Consolidated Balance Sheet.
(iv)Accounts pledged to SFL for lease arrangements for the West Linus and West Hercules.

Restricted cash is presented in our Consolidated Balance Sheets as follows:

(In $ millions)	December 31, 2021	December 31, 2020
		(As adjusted)
Current restricted cash	160	103
Non-current restricted cash	63	65
Total restricted cash	223	168

Note 15 – Accounts receivable
Accounts receivable are held at their nominal amount less an allowance for expected credit losses. Refer to Note 6 - "Current expected credit losses" for further information.

Note 16 – Other assets
As at December 31, 2021 and 2020, other assets included the following:

(In $ millions)	December 31, 2021	December 31, 2020
		(As adjusted)
Prepaid expenses	54	67
Taxes receivable	48	32
Right of use asset	24	57
Restructuring backstop commitment fee	20	—
Deferred contract costs	15	14
Reimbursable amounts due from customers	13	11
Favorable drilling and management services contracts	9	10
Other	35	38
Total other assets	218	229

Other assets are presented in our Consolidated Balance Sheets as follows:

(In $ millions)	December 31, 2021	December 31, 2020
		(As adjusted)
Other current assets	191	184
Other non-current assets	27	45
Total other assets	218	229

Note 17 – Investment in associated companies
We have the following investments in associated companies:

Ownership percentage	Joint venture partner	December 31, 2021	December 31, 2020
Gulfdrill (i)	Gulf Drilling International	50.0%	50.0%
Sonadrill (ii)	Sonangol E.P.	50.0%	50.0%
We own 50% equity interests in the above entities. The remaining 50% equity interest is owned by the above joint venture partners. We account for our 50% investments in the joint ventures under the equity method. For transactions with related parties refer to Note 27 - "Related party transactions".
i.Gulfdrill
Gulfdrill is a joint venture that manages and operates five premium jack-ups in Qatar with Qatargas. We have a 50% ownership stake in Gulfdrill. The remaining 50% interest is owned by Gulf Drilling International ("GDI"). We lease three of our jack-up rigs to the joint venture, with an additional two units being leased from a third party shipyard.
ii. Sonadrill
Sonadrill is a joint venture that will operate four drillships focusing on opportunities in Angolan waters. We have a 50% ownership stake in Sonadrill. The remaining 50% interest is owned by Sonangol EP ("Sonangol"). Both Seadrill and Sonangol agreed to bareboat two units each into the joint venture with Seadrill due to manage the two Sonangol owned drillships. On October 1, 2019, the first bareboat and management agreements for the Sonangol drilling unit, Libongos, became effective. The rig commenced its first drilling contract on October 10, 2019. The Libongos, is currently operating in Angola, while the Quenguela is contracted to start with Total in early 2022. The two committed Seadrill rigs will be leased to the joint venture when required; to date no further contracts have been secured for these rigs.

Share in results from associated companies
Our share in results of our associated companies (net of tax) were as follows:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
		(As adjusted)	(As adjusted)
Seadrill Partners	—	—	(21)
Sonadrill	5	(2)	(1)
Gulfdrill	(2)	2	—
Total share in results from associated companies (net of tax)	3	—	(22)

Summary of Consolidated Statements of Operations for our equity method investees
The results of the Sonadrill companies and our share in those results (net of tax) were as follows:

Sonadrill
(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Operating revenues	94	56	22
Net operating income/(loss)	18	(2)	(1)
Net income/(loss)	11	(5)	(2)

Seadrill ownership percentage	50%	50%	50%
Share of results from Sonadrill (net of tax)	5	(2)	(1)

The results of the Gulfdrill companies and our share in those results (net of tax) were as follows:

Gulfdrill
(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Operating revenues	142	44	—
Net operating income/(loss)	(4)	6	—
Net income/(loss)	(4)	4	—

Seadrill ownership percentage	50%	50%	50%
Share of results from Gulfdrill (net of tax)	(2)	2	—

Book value of our investments in associated companies
At the year end, the book values of our investments in our associated companies were as follows:

(In $ millions)	December 31, 2021	December 31, 2020
Sonadrill	27	22
Gulfdrill	—	2
Total	27	24
Quoted market prices for all of our investments are not available.
Summarized Consolidated Balance sheets for our equity method investees
The summarized balance sheets of the Sonadrill companies and our share of recorded equity in those companies was as follows:

Sonadrill
(In $ millions)	December 31, 2021	December 31, 2020
Current assets	72	54
Current liabilities	(18)	(11)
Net Assets	54	43
Seadrill ownership percentage	50%	50%
Book value of Seadrill investment	27	22

The summarized balance sheets of the Gulfdrill companies and our share of recorded equity in those companies was as follows:

Gulfdrill
(In $ millions)	December 31, 2021	December 31, 2020
Current assets	120	67
Non-current assets	173	102
Current liabilities	(182)	(135)
Non-current liabilities	(113)	(31)
Net (liabilities)/assets	(2)	3
Seadrill ownership percentage	50%	50%
Book value of Seadrill investment	—	2

Note 18 – Drilling units
Changes in drilling units for the periods presented in this report were as follows:

(In $ millions)	Cost	Accumulated depreciation	Net book value
January 1, 2020	7,048	(647)	6,401
Additions	147	—	147
Depreciation	—	(341)	(341)
Impairment	(4,087)	—	(4,087)
December 31, 2020	3,108	(988)	2,120
Additions	93	—	93
Depreciation	—	(147)	(147)
Impairment (1)	(152)	—	(152)
Disposal (2)	(364)	227	(137)
December 31, 2021 (1)(2)	2,685	(908)	1,777
(1) In June 2021 we recorded an impairment of $152 million (December 31, 2020: $4.1 billion) which was reported within "Loss on impairment of long-lived assets" on our Consolidated Statement of Operations. Please refer to Note 11 – "Loss on impairment of long-lived assets" for further details.
(2) In August, 2021, the lease agreement with SFL for the West Hercules was amended such that the rig was derecognized from drilling units and replaced with a right of use asset within other assets.

Note 19 – Equipment
Equipment consists of office equipment, software, furniture and fittings. Changes in equipment balances for the periods presented in this report were as follows:

(In $ millions)	Cost	Accumulated depreciation	Net book value
January 1, 2020	38	(15)	23
Additions	1	—	1
Depreciation	—	(5)	(5)
December 31, 2020	39	(20)	19
Depreciation	—	(8)	(8)
December 31, 2021	39	(28)	11

Note 20 – Debt
As at December 31, 2021 and 2020, we had the following liabilities for third party debt agreements:

(In $ millions)	December 31, 2021	December 31, 2020
		(As adjusted)
Secured credit facilities	5,662	5,662
Total debt principal	5,662	5,662
Less: Debt balance held as subject to compromise	(5,662)	—
Carrying value	—	5,662
Certain subsidiaries filed for Chapter 11 bankruptcy protection on February 7, 2021 and February 10, 2021. As a result, the outstanding balance of the senior credit facilities were classified within liabilities subject to compromise ("LSTC") in our Consolidated Balance Sheet at December 31, 2021.
For further information on our bankruptcy proceedings refer to Note 4 - "Chapter 11 Proceedings".

Note 21 – Other liabilities
As at December 31, 2021 and December 31, 2020, other liabilities included the following:

(In $ millions)	December 31, 2021	December 31, 2020
		(As adjusted)
Uncertain tax positions	85	79
Accrued expenses	81	110
Employee withheld taxes, social security and vacation payments	46	47
Lease liabilities	35	68
Contract liabilities	35	31
Taxes payable	27	27
Accrued interest expense	—	10
Other liabilities	35	33
Total Other Liabilities	344	405
Other liabilities are presented in our Consolidated Balance Sheet as follows:

(In $ millions)	December 31, 2021	December 31, 2020
		(As adjusted)
Other current liabilities	230	285
Other non-current liabilities	114	120
Total Other Liabilities	344	405

Note 22 - Leases
As of December 31, 2021, we held operating leases for both the West Bollsta and West Hercules. As of December 31, 2021, the negotiations over the West Linus lease amendment had not been concluded yet. Therefore, we still maintain the rig asset on balance sheet along with the finance liability to SFL (held in liabilities subject to compromise). We also have operating leases relating to our premises, the most significant being our offices in London, Liverpool, Oslo, Stavanger, Singapore, Houston, Rio de Janeiro and Dubai. In accordance with Topic 842, we record lease liabilities and associated right-of-use assets for our portfolio of operating leases.
We continue to lease three of our benign environment jack-up rigs, West Castor, West Telesto and West Tucana, to our joint venture, Gulfdrill, for a contract with GDI in Qatar.
In March, 2020, Seadrill was awarded a contract to provide drilling services for 10 firm wells and 4 optional wells. To fulfill this contract Seadrill entered a charter agreement to lease the West Bollsta rig from Northern Ocean. The rig was mobilized and commenced operations in early October after being available at the drill location in September, 2020. This operating lease arrangement resulted in the recognition of a lease liability and offsetting right of use asset. During 2021, the charter was amended to cancel the drilling of the 10th well, resulting in an early termination fee of $6 million and right-of-use asset impairment charge of $10 million being recorded.

Seadrill entered into sale and leaseback arrangements for the West Hercules semi-submersible rig with SFL Hercules Ltd in 2008, the West Linus Jack-up rig with SFL Linus Ltd in 2014, and the West Taurus semi-submersible rig with SFL Deepwater Ltd (“Deepwater”) in 2008, all wholly owned subsidiaries of SFL Corporation Ltd ("SFL"), a related party.
The West Taurus lease was terminated in March 2021 and the West Taurus was delivered back to SFL on May 6, 2021.
On August 27, 2021, the Bankruptcy Court approved an amendment to the original SFL charter based on the current Equinor contract in Norway and in direct continuation (after a period of mobilization) of the subsequent Equinor contract in Canada. The buy-back obligation, that previously resulted in the failed sale and lease back treatment, was removed in this amendment, resulting in a deemed disposal of the West Hercules. Seadrill is leasing the West Hercules from SFL under an operating lease until the end of the Canada contract. The lease is expected to end in October 2022. Refer to Note 27 – “Related party transactions” for further information.
Seadrill leases and operates the West Linus on a drilling contract with ConocoPhillips, the term of which were expected to end in December, 2028. The existing lease with SFL is not considered sustainable as part of the new capital structure. Chapter 11 affords Seadrill the option to reject or renegotiate this lease on more economically viable terms. On February 18, 2022, subsequent to year-end, Seadrill entered an interim transition charter with SFL, which will see Seadrill continuing to operate the West Linus until the rig is delivered back to SFL. The amendment is expected to result in the recognition of a short-term operating lease and the removal of the buyback obligation is expected to result in a deemed disposal of the West Linus.
For operating leases where we are the lessee, our future undiscounted cash flows are as follows:

(In $ millions)	Year ended December 31, 2021
2022	32
2023	3
2024	1
2025 and thereafter	1
Total	37
The following table gives a reconciliation between the undiscounted cash flows and the related operating lease liability recognized in our Consolidated Balance Sheet as at December 31, 2021:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020
Total undiscounted cash flows	37	79
Less short term leases	—	—
Less discount	(2)	(11)
Operating lease liability	35	68
Of which:
Current	30	51
Non-current	5	17
Total	35	68
The following table gives supplementary information regarding our lease accounting at December 31, 2021:

(In $ million)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Operating Lease Cost:
Operating lease cost	42	19	12
Short-term lease cost	1	2	1
Total lease cost	43	21	13

Other information:
Cash paid for amounts included in the measurement of lease liabilities- Operating Cash flows	42	21	13
Right-of-use assets obtained in exchange for operating lease liabilities during the period	24	53	19
Weighted-average remaining lease term in months	19	14	18
Weighted-average discount rate	10%	24%	13%

On November 25, 2019, March, 15 2020 and November 15, 2020 we leased the West Castor, West Telesto and West Tucana to Gulfdrill. The estimated future undiscounted cash flows on these leases are as follows:

(In $ millions)	Year ended December 31, 2021
2022	28
2023	28
2024	21
2025	18
2026 and thereafter	2
Total	97
Refer to Note 8 - "Other revenues" for comparative information on income from operating leases.

Note 23 – Common shares
The common shares presented in our Consolidated Balance Sheet is that of the Predecessor Company, prior to our emergence from Chapter 11. The information included in this note presents the common share transactions of the predecessor. For information on the common shares held on emergence from Chapter 11, refer to Note 4- "Chapter 11".
Changes in predecessor common shares for the periods presented in this report were as follows:

	Issued and fully paid share capital $0.10 par value each
	Shares	$ millions
December 31, 2019	100,234,973	10
2020 RSU share issuance	149,462	—
December 31, 2020 and December 31, 2021	100,384,435	10
Predecessor common share transactions for periods presented
On February 10, 2020 and June 17, 2020, a total of 149,462 common shares were issued to employees following a vesting of restricted stock units awarded under our Employee Incentive Plan.
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

Note 24 – Accumulated other comprehensive income/(loss)
Changes in accumulated other comprehensive income/(loss) for the periods presented in this report were as follows:

(In $ millions)	Actuarial gain/(loss) relating to pension	Share in unrealized losses from associated companies	Change in debt component on Archer facility	Total
January 1, 2020	—	(13)	—	(13)
Other comprehensive (loss)/income	(2)	(15)	4	(13)
December 31, 2020	(2)	(28)	4	(26)
Other comprehensive income from continuing operations	—	—	—	—
Other comprehensive income from discontinued operations	—	9	2	11
December 31, 2021	(2)	(19)	6	(15)
Note 25 – Share based compensation
The share-based compensation expense for our share options and Restricted Stock Unit ("RSU") plans in the Consolidated Statements of Operations are as follows:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Share-based compensation expense	—	8	5
Total share-based compensation expense	—	8	5
On August 16, 2018, following emergence from the previous Chapter 11, we established an employee incentive plan with a limit of 11.1 million of our common shares.
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
No further grants have been made since all schemes were cancelled and there are no unvested awards.

Note 26 - Pension benefits

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

Consolidated Balance Sheet position

Net defined benefit pension asset/(obligation) is as follows:

(In $ millions)	December 31, 2021	December 31, 2020
Defined benefit obligation - Non-current liabilities	(5)	—
Deferred tax asset	1	1
Net defined benefit pension (obligation)/asset	(4)	1

Annual pension cost

We record pension costs in the period during which the services are rendered by the employees.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Service cost	—	1	3
Interest cost on prior years’ benefit obligation	—	—	1
Gross pension cost for the year	—	1	4
Expected return on plan assets	—	—	(1)
Net pension cost for the year	—	1	3
Impact of settlement/curtailment of defined benefit plans	2	1	—
Total net pension cost	2	2	3

The funded status of the defined benefit plan

Funded defined benefit pension obligation is as follows:

(In $ millions)	December 31, 2021	December 31, 2020
Projected defined benefit obligations	(16)	(16)
Plan assets at market value	11	16
Funded defined benefit pension obligation	(5)	—

Change in projected benefit obligations

Change in projected benefit obligation is as follows:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Projected benefit obligations at beginning of period	16	40	37
Interest cost	—	—	1
Service cost	—	1	3
Benefits paid	(1)	(1)	(2)
Change in unrecognized actuarial gain	1	2	—
Settlement (1)	—	(25)	—
Foreign currency translations	—	(1)	1
Projected benefit obligations at end of period	16	16	40
(1)Two Norwegian defined benefit plans were settled and paid out in the year ending 31 December, 2020.

Change in pension plan assets

Change in pension plan assets is as follows:

(In $ millions)	December 31, 2021	December 31, 2020	December 31, 2019
Fair value of plan assets at beginning of year	16	39	33
Estimated return	—	—	1
Contribution by employer	1	6	6
Benefits paid	(1)	(1)	(2)
Actuarial gain	—	—	—
Settlement (2)	(1)	(27)	—
Foreign currency translations	—	(1)	1
Other (1)	(4)	—
Fair value of plan assets at end of year	11	16	39
(1)In 2021, we received the contribution back for two Norwegian defined benefit plans that were terminated in 2020.
(2) Two Norwegian defined benefit plans were settled and paid out in 2020.

The accumulated benefit obligation for all defined benefit pension plans was $15 million and $15 million at December 31, 2021 and December 31, 2020, respectively.

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

Assumptions used in calculation of pension obligations

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Rate of compensation increase at the end of year	2.25%	2.25%	2.25%
Discount rate at the end of year	1.50%	1.70%	2.30%
Prescribed pension index factor	1.20%	1.20%	2.00%
Expected return on plan assets for the year	2.90%	2.60%	2.60%
Employee turnover	4.00%	4.00%	4.00%
Expected increases in Social Security Base	2.25%	2.00%	2.50%

The weighted-average asset allocation of funds related to our defined benefit plan at December 31, was as follows:

Pension benefit plan assets

	December 31, 2021	December 31, 2020
Equity securities	9.7%	7.2%
Debt securities	65.3%	68.2%
Real estate	13.6%	13.6%
Money market	10.6%	10.6%
Other	0.8%	0.4%
Total	100.0%	100.0%

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

Cash flows - Contributions expected to be paid

The table below shows our expected annual pension plans contributions under defined benefit plans for the years ending December 31, 2021-2030. The expected payments are based on the assumptions used to measure our obligations at December 31, 2021 and include estimated future employee services.

(In $ millions)	December 31, 2021
2022	1
2023	1
2024	1
2025	1
2025-2030	3
Total payments expected during the next 10 years	7

Defined contribution and other plans

We made contributions to personal defined contribution pension and other plans totaling $18 million for the year ended December 31, 2021, $18 million for the year ended December 31, 2020, and $16 million for the year ended December 31, 2019. These were charged as operational expenses as they became payable.

Note 27 – Related party transactions
Prior to emerging from Chapter 11 on February 22, 2022, our main related parties included (i) affiliated companies over which we held significant influence, (ii) affiliated companies and (iii) companies who were either controlled by or whose operating policies were significantly influenced by Hemen, who was a major shareholder of the Predecessor Company. On emergence, Hemen's equity interest in Seadrill will substantially decrease and companies who were either controlled by or whose policies were significantly influenced by Hemen will no longer be related parties.
Companies over which we hold significant influence include Seabras Sapura, Sonadrill and Gulfdrill. In addition, prior to November 2, 2021, SeaMex was an affiliated company with which we held a 50% interest. On November 2, 2021, we purchased the residual equity in SeaMex, which led to it becoming a wholly owned subsidiary. Our investments in both SeaMex and Seabras Sapura are included within assets held for sale and liabilities associated with assets held for sale in our Consolidated Balance Sheet.
Aquadrill (formerly Seadrill Partners) was an affiliated company until it emerged from Chapter 11 in May 2021. The information presented within this note includes all services performed prior to May 2021.
Companies that are controlled by, or whose operating policies may be significantly influenced by, Hemen include SFL, Archer, Frontline, Seatankers, Northern Drilling and Northern Ocean. In the following sections we provide an analysis of transactions with related parties and balances outstanding with related parties.
Related party revenue
The below table provides an analysis of related party revenues for periods presented in this report.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
		(As adjusted)	(As adjusted)
Management fee revenues (a)	98	135	113
Reimbursable revenues (b)	65	148	218
Leasing revenues (c)	26	19	1
Other	—	3	1
Total related party operating revenues	189	305	333
(a) We provide management and administrative services to SeaMex, Sonadrill and, until May 2021, Aquadrill, as well as operational and technical support services to SeaMex, Sonadrill, Northern Ocean and, until May 2021, Aquadrill. We charge our affiliates for support services provided either on a cost-plus mark-up or dayrate basis.
(b) We recognized reimbursable revenues from Northern Ocean for work performed to mobilize the Northern Ocean rigs West Mira and West Bollsta, as well as from Sonangol relating to preparation costs for the Quenguela contract commencing in January 2022. Following the cancellation of the Wintershall contract, a settlement agreement has been signed with Northern Ocean extinguishing all outstanding claims. In

December 31, 2021, the agreement became effective and the CECL provision of $138 million was written off against the receivable. The remaining receivable of $18 million was net was settled for no cash against the lease liability owed to Northern Ocean for the West Bollsta.
(c) Lease revenue earned on the charter of the West Castor, West Telesto and West Tucana to Gulfdrill.
Related party operating expenses
The below table provides an analysis of related party operating expenses for periods presented in this report.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
West Bollsta lease (d)	57	10	—
West Hercules lease (e)	10	—	—
Other related party operating expenses (f)	3	2	3
Total related party operating expenses	70	12	3
(d) Seadrill entered a charter agreement to lease the West Bollsta rig from Northern Ocean in 2020. Refer to Note 22 - "Leases" for details.
(e) Lease expense following the change to operating lease in August 2021. Refer to Note 22 - "Leases" for details.
(f) We received services from certain other related parties. These included management and administrative services from Frontline and other services from Seatankers.
Related party financial items
In 2021, $1 million (2020; nil) interest income was recognized on an $8 million "Minimum Liquidity Shortfall" loan issued to SeaMex during 2020.
Related party receivable balances
The below table provides an analysis of related party receivable balances for periods presented in this report.

(In $ millions)	December 31, 2021	December 31, 2020
		(As adjusted)
Related party loans and interest (g)	9	8
Trading balances (h)	20	236
Allowance for expected credit loss (i)	(1)	(153)
Total related party receivables	28	91
Of which:
Amounts due from related parties - current	28	85
Amounts due from related parties - non-current	—	6
Total amounts due from related parties	28	91
(g) Sponsor Minimum Liquidity Shortfall loan receivable from SeaMex which earns interest at 6.5% plus 3-month US LIBOR.
(h) Trading balances are primarily comprised of receivables from Gulfdrill for lease income, as well as from SeaMex and Sonadrill for related party management and crewing fees. Per our contractual terms these balances are either settled monthly or quarterly in arrears, or in certain cases, in advance. After its emergence from Chapter 11 in May 2021, Aquadrill is no longer considered a related party and any amounts due from them have been reclassified to "Accounts receivable, net" in our Consolidated Balance Sheets.
The below table provides an analysis of the receivable balance:.

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020
Northern Ocean	—	140
Aquadrill	—	61
Gulfdrill	13	17
Sonadrill	4	10
NSNCo/SeaMex (Discontinued operations)	3	8
Gross amount receivable	20	236
Less: CECL allowance	(1)	(153)
Receivable net of CECL allowance	19	83

(i) Allowances recognized for expected credit losses on our related party loan and trade receivables following adoption of accounting standard update 2016-13 - Measurement of Credit Losses on Financial Instruments. Refer to Note 5 – "Current expected credit losses" for details.
Related party payable balances
The below table provides an analysis of related party payable balances for periods presented in this report.

(In $ millions)	December 31, 2021	December 31, 2020
Liabilities from Seadrill to SFL (k)	503	426
Trading balances (l)	—	7
Total related party liabilities	503	433
Of which:
Amounts due to related parties - current	—	7
Long-term debt due to related parties	—	426
Liabilities subject to compromise	503	—
On filing for Chapter 11, our prepetition related party payables were reclassified to "liabilities subject to compromise" in our Consolidated Balance Sheets at December 31, 2021. For further information on our bankruptcy proceedings refer to Note 4 - Chapter 11 of our Consolidated Financial Statements included herein.
(k) The liabilities to SFL represented $1.1 billion of lease liabilities between Seadrill and certain special purpose vehicles ("SPVs"), that are legal subsidiaries, of SFL. Seadrill consolidated these SPVs under the variable interest model until December 2020, when their deconsolidation was triggered by default on the leases. Refer to Note 4 - Chapter 11 for further details. On deconsolidation, Seadrill recognized the lease liabilities at a significant discount, reflecting its credit position at the time.
The following table provides a summary of the lease liabilities to SFL as at December 31, 2021 and December 31, 2020.

(In $ millions)	December 31, 2021	December 31, 2020
West Taurus lease liability	345	147
West Linus lease liability	158	142
West Hercules lease liability	—	137
Total lease liabilities to SFL	503	426
The lease on the West Taurus was rejected through the bankruptcy court which resulted in a remeasurement of the liability to its expected claim value, which will be extinguished on emergence from chapter 11.
The West Hercules and West Linus leases were modified in August 2021 and February 2022 respectively, with the associated liabilities being derecognized at the point of lease amendment. See Note 34 – Subsequent events for more details on the West Linus.
(l) Trading balances in 2020 primarily included related party payables due to Aquadrill and SeaMex. As part of the settlement agreement with Aquadrill all claims on pre-petition positions held were waived.
Other related party transactions
We have made certain guarantees over the performance of Northern Ocean and Sonadrill on behalf of customers. We have not recognized a liability for any of the above guarantees as we did not consider it to be probable that the guarantees would be called.

Note 28 – Financial instruments and risk management
We are exposed to several market risks, including credit risk, foreign currency risk and interest rate risk. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by our management team. This may include the use of derivative instruments.
Credit risk
We have financial assets, including cash and cash equivalents, related party receivables, other receivables and certain amounts receivable on derivative instruments. These assets expose us to credit risk arising from possible default by the counterparty. Most of the counterparties are creditworthy financial institutions or large oil and gas companies. We do not expect any significant loss to result from non-performance by such counterparties. However, we have established an allowance on our loans and trade receivables due from related parties reflecting their current financial position, lower credit rating and overdue balances.
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
Credit risk is also considered as part of our expected credit loss provision. For details on how we estimate expected credit losses refer to Note 5 - "Current expected credit losses".
Concentration of risk
There is also a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Citibank, Nordea Bank AB, Danske Bank A/S, BNP Paribas and BTG Pactual. We consider these risks to be remote, but, from time to time, we may utilize instruments such as money market deposits to manage concentration of risk with respect to cash and cash equivalents. We also have a concentration of risk with respect to customers, including affiliated companies. For details on the customers with greater than 10% of contract revenues, refer to Note 6 - "Segment information". For details on amounts due from affiliated companies, refer to Note 27 - "Related party transactions".
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
Interest rate risk
Our exposure to interest rate risk relates mainly to our floating rate debt and balances of surplus funds placed with financial institutions. We manage this risk through the use of derivative arrangements. On May 11, 2018, we purchased an interest rate cap for $68 million to mitigate exposure to future increases of LIBOR. The $4.5 billion of debt principal covered by the cap is significantly in excess of Seadrill's debt outstanding following the restructuring and the interest rate cap is not designated as a hedge and therefore we do not apply hedge accounting. The capped rate against the 3-month US LIBOR is 2.87% and covers the period from June 15, 2018 to June 15, 2023. The 3-month LIBOR rate as at December 31, 2021 was 0.209%
As part of reference rate reform, the use of LIBOR will be replaced by other interest rate indexes as part of a negotiation with our lenders. As at December 31, 2021 our debt facilities and derivatives continue to be linked to the LIBOR interest rate index. The $683 million reinstated facility and $300 million new money facility will be referenced to the SOFR, whilst the Convertible Note will be referenced to the 3-month US LIBOR.

Note 29 - Fair values of financial instruments
Fair value of financial instruments measured at amortized cost
The carrying value and estimated fair value of our financial instruments that are measured at amortized cost as at December 31, 2021 and December 31, 2020 are as follows:

	December 31, 2021		December 31, 2020
			(As adjusted)
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Related party loans receivable (Level 2)	9	9	6	6

Liabilities
Liability subject to compromise- Secured credit facilities (Level 3)	2,094	5,662	1,193	5,662
Liability subject to compromise - Related Party Loans Payable (Level 3)	176	503	424	426
Level 2
The fair value of related party receivable balances are assumed to be equal to their carrying value, after adjusting for expected credit losses. The loans are categorized as level 2 on the fair value hierarchy. Other trading balances with related parties are not shown in the table above and are covered in Note 27 - "Related party transactions".
Level 3
The fair values of the secured credit facilities as at December 31, 2021 are determined by reference to the secured credit facilities holder allocation of the Seadrill fair value post emergence, as this is the expected amount of equity they would be entitled to, as well as the value of the issuance of second lien debt facility and cash payment of AOD debt. The fair value is derived using a discounted cash flow model of future free cash flows from each rig, using a weighted average cost of capital range of 10% to 17.0%. We have categorized this at level 3 of the fair value hierarchy. The fair value of the secured credit facilities as at December 31, 2020, was determined by reference to the fair value of the collateral of each facility, the rigs, as this is the expected amount recoverable on enforcement of an event of default. The fair values were derived using a combination of discounted cash flow model of future free cash flows using a weighted average cost of capital of 17.0% and the market approach from each rig. Refer to Note 20 - "Debt" for further information.
The fair value of the related party loans payable as at December 31, 2021, for the West Taurus was derived using the court approved maximum cash settlement amount of $0.25 million. For the West Linus the fair value was derived using a discounted cash flow model of future free cash flows based on the contractual cash flows under the bareboat charter agreement together with the LIBOR linked interest payments, as well as assumed cash outflows under the mandatory repurchase obligation at the end of the lease term. These cash flows were discounted using the weighted average cost of capital of 10%. As at December 31, 2020 the fair value was derived using a discounted cash flow model of future free cash flows based on the contractual cash flows under the bareboat charter agreement together with the LIBOR linked interest payments, as well as assumed cash outflows under the mandatory repurchase obligation at the end of the lease term. These cash flows were discounted using the Senior Secured Note yield of 37%. We have categorized this at level 3 on the fair value hierarchy. Refer to Note 27 - "Related party transactions" for further information.
Our cash and cash equivalents, and restricted cash, accounts receivable, and accounts payable are by their nature short-term. As a result, the carrying values included in our Consolidated Balance Sheets approximate fair value.

Note 30 – Commitments and contingencies
Legal Proceedings
From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities. We believe that the resolution of such claims will not have a material impact, individually or in the aggregate, on our operations or financial results. Our best estimate of the outcome of the various disputes has been reflected in our Consolidated Financial Statements as at December 31, 2021.
Oro Negro
The CEO of Perforadora Oro Negro, S. DE R.L. DE C.V ("Oro Negro"), a Mexican drilling rig contractor, filed a complaint personally and in his capacity as foreign representative of Oro Negro on June 6, 2019 in the United States Bankruptcy Court, Southern District of New York, within Oro Negro’s Chapter 15 proceedings ancillary to its Mexican insolvency process. The complaint names Seadrill and its joint venture partner as co-defendants along with other defendants including Oro Negro bondholders. With respect to Seadrill, the complaint asserts claims relating to alleged tortious interference but does not seek to quantify damages. On August 25, 2019, Seadrill submitted a motion to dismiss the complaint on technical legal grounds. Oro Negro responded to this motion on October 25, 2019. The Company has the opportunity to reply to this in further support of the motion, the date of which has not yet been determined. Seadrill intends to vigorously defend against the claims Oro Negro asserts and dispute the allegations set forth in the complaint. The proceedings have been stayed since March 2020. On August 6, 2021 the United States Bankruptcy Court was notified that the auction of Oro Negro’s assets was approved by the Mexican Concurso court.
The stay in the bankruptcy proceeding will continue whilst a purchase is agreed.
Nigerian Cabotage Act litigation
Seadrill Mobile Units Nigeria Ltd ("SMUNL") commenced proceedings in May 2016 against the Honourable Minister for Transportation, the Attorney General of the Federation and the Nigerian Maritime Administration and Safety Agency with respect to interpretation of the Coastal and Inland Shipping (Cabotage) Act 2003 (the "Cabotage Act"). SMUNL is an Aquadrill entity which is the litigating party on behalf of both Aquadrill and Seadrill as the litigation relates to the West Capella (an Aquadrill rig) and the West Saturn and West Jupiter (Seadrill rigs). On June 28, 2019, the Federal High Court of Nigeria delivered a judgement finding that: (1) Drilling operations fall within the definition of "Coastal Trade" or "Cabotage" under the Act and (2) Drilling Rigs fall within the definition of "Vessels" under the Cabotage Act. The impact of this decision is that the Nigerian Maritime Administration and Safety Agency ("NIMASA") may impose a 2% surcharge on contract revenue from offshore drilling operations in Nigeria, as well as requiring SMUNL register for Cabotage with NIMASA and pay all fees and tariffs as may be published in the guidelines that may be issued by the Minister of Transportation in accordance with the Cabotage Act. However, on July 22, 2019, SMUNL filed an appeal to the Court of Appeal challenging the decision of the Federal High Court. Due to the volume of cases currently being handled by the Court of Appeal sitting in Lagos the Group anticipate a decision within 3-5 years.
Although we intend to strongly pursue this appeal, it cannot predict the outcome of this case. We do not believe that it is probable that the ultimate liability, if any, resulting from this litigation will have a material effect on our financial position.
Lava Jato
On September 23, 2020, Seadrill's subsidiary Seadrill Serviços de Petroleo, Ltda was served with a search and seizure warrant from the Federal Police in Rio de Janeiro, Brazil as part of the phase of Operation Lava Jato relating to individuals formally associated with Seadrill Serviços. Seadrill is cooperating with the investigation. The Brazilian markets have experienced heightened volatility in recent years due to the uncertainties derived from the ongoing investigations being conducted by the Office of the Brazilian Federal Prosecutor, the Brazilian Federal Police, the Brazilian Securities Commission (Comissão de Valores Mobiliários), the Securities and Exchange Commission, the U.S. Department of Justice, the Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) and other Brazilian and foreign public authorities, including the largest such investigation known as Lava Jato, and the impact that such investigations have on the Brazilian economy and political environment. Numerous elected officials, public servants and executives and other personnel of large and state-owned companies have been subject to investigation, arrest, criminal charges and other proceedings in connection with allegations of political corruption, including the acceptance of bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies, among others. The profits of these kickbacks allegedly financed the political campaigns of political parties that were unaccounted for or not publicly disclosed and served to personally enrich the recipients of the bribery scheme. Individuals who have had commercial arrangements with Seadrill have been identified in the Lava Jato investigations and the investigations by the Brazilian authorities are ongoing. The outcome of certain of these investigations is uncertain, but they have already had an adverse impact on the business, image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether such allegations will lead to further political and economic instability or whether new allegations against government officials or executives will arise in the future. We also cannot predict the outcome of any such allegations on the Brazilian economy, and the Lava Jato investigation including its recent phases, could adversely affect our business and operations.
Any other material disputes or litigation
During the course of the preceding twelve months, the Company has not been involved in any other material litigation or legal proceedings.
Guarantees
We have issued guarantees in favor of third parties as follows, which is the maximum potential future payment for each type of guarantee:

(In $ millions)	December 31, 2021	December 31, 2020
		(As adjusted)
Guarantees in favor of customers
Guarantees to Northern Ocean (1)	150	100
Guarantees to Sonadrill (2)	400	50
Total	550	150
(1) Guarantees in favor of customers are performance guarantees provided on behalf of Northern Ocean of $150 million (December 31, 2020: $100 million) for a contract that matures in 2022.
(2) Guarantees in favor of customers are performance guarantees provided on behalf of Sonadrill of $400 million (December 31, 2020: $50 million). Contract maturity in November 2022 ($50 million) and March 2023 ($350 million).
As of December 31, 2021 we have not recognized any liabilities for the above guarantees, as we do not consider it is probable for the guarantees to be called.
Other contingencies
Sevan Louisiana loss incident
On January 2019, there was a loss incident on the Sevan Louisiana related to a malfunction of its subsea equipment. As at December 31, 2021 this claim had been closed out and we have recovered $23 million insurance income from our Hull & Machinery policy for the claim.
The loss incident also resulted in a period of downtime for the Sevan Louisiana. As a result, we recovered $20 million insurance income from the loss of hire policy for the Sevan Louisiana. The Loss of Hire claim is now closed.

Note 31 - Supplementary cash flow information
The table below summarizes the non-cash investing and financing activities relating to the periods presented:

(In $ millions)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Non-cash investing activities
Proceeds from sale of West Epsilon rig (1)	—	12	—
Non-cash financing activities
Repayment of debt following sale of West Epsilon rig (1)	—	(12)	—

(1)During September 2020, the West Epsilon was sold for net proceeds of $12 million. The proceeds were paid directly to the banks as an early repayment against our external debt.

Note 32 - Business combination
On August 31, 2021, Seadrill Limited entered into a restructuring implementation deed (RID) with NSNCo and the JPLs and refinanced SeaMex senior secured bank debt by the issuance of new senior secured notes (the “New SeaMex Notes”).
On September 2, 2021, the parties entered into a share purchase agreement (“SPA”) to sell the assets of SeaMex out of provisional liquidation to a newly incorporated wholly owned subsidiary of NSNCo in return for the extinguishment of $0.4 billion of the various forms of debt instruments owed to NSNCo, gross of expected credit loss allowances previously recognized totaling $65 million. On November 2, 2021 the SPA closed and NSNCo obtained the remaining 50% equity interest in SeaMex, resulting in the consolidation of SeaMex into NSNCo in a business combination.
We have used a convenience date for this transaction and concluded that SeaMex is consolidated into the Seadrill Group effective November 1, 2021. Prior to this date it was accounted for as a joint venture on the Seadrill consolidated Balance Sheet.
The following is a summary of SeaMex's identifiable assets acquired and liabilities assumed as at acquisition date:

(In $ millions)	As at acquisition
Carrying amounts of major classes of assets
Cash and cash equivalents	41
Restricted cash	21
Accounts receivable, net	316
Intangible drilling contracts	172
Drilling units	216
Other assets	17
Total assets	783
Carrying amounts of major classes of liabilities
Amounts due to related parties	133
Long-term debt	234
Other liabilities	88
Total liabilities	455
Net asset acquired	328
Prior to November 2021, 50% of the net income or loss from SeaMex was recognized as a share in results from associated companies in Seadrill's Consolidated Statement of Operations, and subsequently reclassified to results from discontinued operations. From November 2021 onwards, 100% of SeaMex's results from operations form part of Seadrill's consolidated results and have been reported as income from discontinued operations.
The following is a summary of SeaMex's operation results since the acquisition date included in the discontinued operations for the reporting period:

(In $ millions)	Period November 2, 2021 until December 31, 2021
Results from business combination
Operating revenues
Contract revenues	36
Total operating revenues	36
Operating expenses
Vessel and rig operating expenses	(25)
Selling, general and administrative expenses	(2)
Total operating expenses	(27)
Operating profit	9
Financial and non-operating items
Interest expense	(4)
Others	(1)
Total financial items	(5)
Income before tax	4
Income tax benefit	2
Income after tax	6

Note 33 - Assets and Liabilities Held for Sale/ Discontinued Operations
As set out in Note 4 - Chapter 11 proceedings, the Company concluded a comprehensive restructuring of its balance sheet on February 22, 2022. As part of this wider restructuring process, the Company sold 65% of its equity interest in NSNCo on January 20, 2022. Prior to year end, on November 2, 2021, NSNCo completed the acquisition of the residual 50% equity interest in SeaMex Ltd, a company that it had previously held as a joint venture with Fintech. The consideration of the business combination was $0.4 billion, based on the value of the various forms of debt instruments forgiven and owed to NSNCo. The agreed sale of 65% of NSNCo meant that the assets and liabilities were to be classified as held for sale as at December 31, 2021 and any financial information generated would be reported as "discontinued operations".

The table below shows the carrying amounts of major classes of assets and liabilities classified as held-for-sales:

(In $ millions)	As at December 31, 2021	As at December 31, 2020
Carrying amounts of major classes of assets included as part of discontinued operations
Cash and cash equivalents	48	35
Restricted cash	21	29
Accounts receivable	318	—
Intangible drilling contracts	165	—
Drilling units	215	—
Investment in associated companies	239	224
Amount due from related parties	69	387
Deferred tax assets	6	—
Other assets	22	10
Total assets of discontinued operations classified as held for sale	1,103	685

Carrying amounts of major classes of liabilities included as part of discontinued operations
Trade accounts payable	7	—
Amounts due to related parties	12	—
Long-term debt	814	515
Uncertain tax positions	25	—
Other liabilities	90	31
Total liabilities of discontinued operations classified as held for sale	948	546

Major classes of line items constituting profit/(loss) of discontinued operations:

(In $ millions, except per share data)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Operating revenues
Contract revenues	36	—	—
Total operating revenues	36	—	—
Operating expenses
Operating expenses	(27)	—	—
Total operating expenses	(27)	—	—
Operating profit	9	—	—
Financial and other non-operating items
Interest income	18	26	34
Interest expense	(77)	(60)	(66)
Share in results from associated companies (net of tax)	14	(77)	(93)
Loss on impairment of investments	—	(47)	(296)
Loss impairment of convertible bond from related party	—	(29)	(11)
Net loss on debt extinguishments	—	—	(22)
Gain/(loss) on marketable securities	2	(3)	(46)
Other financial items	37	(24)	(1)
Total financial items	(6)	(214)	(501)
Net profit/(Loss) before tax from discontinued operations	3	(214)	(501)
Income tax benefit/(expense)	2	(1)	(1)
Net profit/(Loss) after tax from discontinued operations	5	(215)	(502)
Basic Earning/(Loss) per share from discontinued operations	0.05	(2.14)	(5.02)
Diluted Earning/(Loss) per share from discontinued operations	0.05	(2.14)	(5.02)

Related party transactions
Seabras Sapura guarantees - In November 2012, a subsidiary of Seabras Sapura Participações S.A. entered into a $179 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Esmeralda pipe-laying support vessel, with a maturity in 2032. During 2013 an additional facility of $36 million was entered into, but this facility matured in 2020. As a condition to the lenders making the loan available, a subsidiary of Seadrill has provided a sponsor guarantee, on a joint and several basis with the joint venture partner, Sapura Energy, in respect of the obligations of the borrower. The total amount guaranteed by the joint venture partners as at December 31, 2021 was $127 million (December 31, 2020: $132 million).

Note 34 – Subsequent events
Emergence from Chapter 11
On February 22, 2022, Seadrill concluded its comprehensive restructuring process and emerged from Chapter 11 bankruptcy protection. The restructuring reduced debt obligations under external credit facilities from $5,662 million to $683 million and raised an additional $350 million of liquidity through issuance of new debt. In addition, future obligations under finance lease arrangements in respect of the West Taurus, West Hercules and West Linus were substantially eliminated. Please see note 4 for further details.
NSNCo Emergence
On July 2, 2021, a RSA was reached with the NSNCo Noteholders with regards to a comprehensive restructuring of the debt facility. A key step in the RSA was the sale of the assets of SeaMex out of provisional liquidation to a newly incorporated wholly owned subsidiary of NSNCo under a share purchase agreement. On November 2, 2021, the sale of the assets of SeaMex to a subsidiary of NSNCo was completed.
NSNCo filed a pre-packaged bankruptcy that was heard on January 12, 2022 in a separate petition filing from Seadrill in U.S. Bankruptcy Court for the Southern District of Texas. NSNCo, soon to be Paratus Energy Services, emerged from their Chapter 11 on January 20, 2022. As a result, NSNCo’s net assets, which had a book value of $155 million as at December 31, 2021, and are shown within the held-for-sale line items, were de-recognized and replaced with an equity method investment, representing the 35% retained interest. We anticipate that this will lead to an accounting loss on disposal to be recorded by Seadrill in its first quarter 2022 financial statements. We are still evaluating what the accounting loss will be.
In exchange for Seadrill being released from all guarantees and securities provided to the NSNCo lenders in respect of the notes, we disposed of 65% of our equity interest in NSNCo to the noteholders . Whilst these guarantees have substantial value to all parties, they are not reflected as a discrete liability on Seadrill’s balance sheet under applicable accounting rules. Accordingly, there will be no accounting gain when they are extinguished which is expected to result in the overall accounting loss of disposal referenced. In addition, Seadrill received improved payment priority on certain balances owed by SeaMex to Seadrill and reinstatement of management agreements for SeaMex. The notes were also reinstated on amended terms.
West Linus lease arrangement
On February 19, 2022, Seadrill signed a transition agreement with SFL pursuant to which the West Linus rig will be delivered back to SFL upon assignment of the ConocoPhilips drilling contract to SFL. Seadrill has been leasing the harsh environment jack -up rig, West Linus, from SFL, which had been accounted for as a failed sale leaseback due to contractual purchase obligations in the original charter, resulting in Seadrill recognizing the rig asset on its balance sheet and fair value of the liability to SFL for future bareboat payments within LSTC. The Chapter 11 Proceedings afforded Seadrill the option to reject or amend the lease.
The interim transition bareboat agreement with SFL will see Seadrill continuing to operate the West Linus until the rig is handed back to SFL and a new Manager, Odfjell, for a period of time estimated to last approximately 6 to 9 months from Seadrill’s emergence. The amendment charter no longer contains a purchase obligation and will therefore result in the de-recognition of the rig asset of $175 million and liability of $158 million at emergence from Chapter 11 on February 22, 2022. The interim transition bareboat agreement will be accounted for as a short-term operating lease.
Rig disposals
The West Venture was sold for scrapping to Rota Shipping Inc. for $7 million on January 19, 2022. As the rig was fully impaired the total consideration, less any costs to sell, will be recognized as a gain on disposal.
The Sevan Driller and the Sevan Brasil were sold to New Fortress Energy for $18 million and $6 million respectively on April 7, 2022.