Form 20-F
period 2022-12-31
Seadrill Ltd
filed 2023-04-19
CIK 1737706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022
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

Karen Crowe Park Place, 55 Par-la-Ville Road, Hamilton HM 11, Bermuda Tel: +1 (441) 242-1500
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol	Name of exchange on which registered

Common Shares, par value $0.01 per share	SDRL	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As at December 31, 2022, there were 49,999,998 common shares, par value $0.01 per share, of the Registrant’s issued and outstanding.
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

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer ☒	Accelerated filer ☐

Non -accelerated Filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting
Standards Codification after April 5, 2012.
Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the
Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).
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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The statements included in this annual report regarding future financial performance and results of operations and other statements that are not historical facts, are forward-looking statements within the meaning of Section 27A of the United States ("U.S.") Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements in this annual report include, but are not limited to, statements about the following subjects:

•the effect, impact, potential duration, the scale of any economic disruptions or other implications of novel coronavirus (“COVID-19”), including virus variants;
•the effect of any disputes and actions with respect to production levels by, among or between major oil and gas producing countries and any expectations we may have with respect thereto;
•our results of operations, our cash flow from operations, our revenue efficiency and other performance indicators and optimization of rig-based spending;
•the offshore drilling market, including the effects of variations in commodity prices, supply and demand, utilization rates, dayrates, customer drilling programs, stacking and reactivation of rigs, effects of new rigs on the market, the impact of the changes to regulations in jurisdictions in which we operate and changes in the global economy or market outlook for our industry, our rig classes or various geographies in which we operate;
•customer drilling contracts, including contract backlog, force majeure provisions, contract awards, commencements, extensions terminations, renegotiation, contract option exercises, contract revenues, early termination fees, indemnity provisions and rig mobilizations;
•the addition of renewable or other energy alternatives to meet local, regional or global demand for energy, the commitment, by us or our customers, to reduce greenhouse gas emissions or intensity thereof;
•liquidity, including availability under our credit facilities, and adequacy of cash flows for our obligations;
•debt levels, including interest rates,credit ratings and our evaluation or decisions with respect to any potential liability management transactions or strategic alternatives intended to prudently manage our liquidity, debt maturities and other aspects of our capital structure and any litigation, alleged defaults and discussions with creditors related thereto;
•newbuild, upgrade, shipyard and other capital projects, including the level of expected capital expenditures and the timing and cost of completing capital projects delivery and operating commencement dates, relinquishment or abandonment, expected downtime and lost revenues;
•the cost, timing and benefits, including synergies, of acquisitions, including the acquisition of Aquadrill LLC, and the proceeds and timing of dispositions;
•tax matters, including our effective tax rate, changes in tax laws, treaties and regulations, tax assessments, tax incentive programs and liabilities for tax issues in the tax jurisdictions in which we operate or have a taxable presence;
•legal and regulatory matters, including results and effects of current or potential legal proceedings, and governmental audits and assessments, outcomes and effects of internal and governmental investigations, customs and environmental matters;
•insurance matters, including adequacy of insurance, renewal of insurance and insurance proceeds;
•effects of accounting changes and adoption of accounting policies; and
•investment in recruitment, retention and personnel development initiatives, the timing of, and other matters concerning, severance payments and benefit payments.

These statements may include words such as “assumes”, “projects”, “forecasts”, “estimates”, “expects”, “anticipates”, “believes”, “plans”, “intends”, “may”, “might”, “will”, “would”, “can”, “could”, “should” or, in each case, their negative, or other variations or comparable terminology in connection with any discussion of the timing or nature of future operating or financial performance or other events.

Such statements are subject to numerous risks, uncertainties and assumptions, including, but not limited to:
•those described under Item 3D, “Risk Factors” in this annual report;
•the effects of public health threats, pandemics and epidemics, such as the outbreak of COVID-19, and the adverse impact thereof on our business, financial condition and results of operations, including, but not limited to, our growth, operating costs, supply chain, labor availability, logistical capabilities, customer demand for our services and industry demand generally, our liquidity, the price of our securities and trading markets with respect thereto, our ability to access capital markets, and the global economy and financial markets generally;
•the effects of actions by, or disputes among or between, members of the Organization of Petroleum Exporting Countries and other oil and natural gas producing countries with respect to production levels or other matters related to the prices of oil and natural gas;
•the adequacy of and access to our sources of liquidity;
•our inability to renew drilling contracts at comparable, or improved, dayrates and to obtain drilling contracts for our rigs that do not have contracts;
•operational performance;
•the cancellation of drilling contracts currently included in our reported contract backlog;

•losses on impairment of long-lived assets;
•shipyard, construction and other delays;
•the results of meetings of our shareholders;
•changes in political, social and economic conditions;
•the effect and results of litigation, regulatory matters, settlements, audits, assessments and contingencies; and
•other factors discussed in this annual report and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), which are available free of charge on the SEC website at www.sec.gov.

The foregoing risks and uncertainties are beyond our ability to control, and in many cases, we cannot predict the risks and uncertainties that could cause our actual results to differ materially from those indicated by the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Each forward looking statement speaks only as of the date of the particular statement. We expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in our expectations or beliefs with regard to the statement or any change in events, conditions or circumstances on which any forward-looking statement is based, except as required by law. Forward-looking and other statements in this annual report regarding our environmental, social and other sustainability plans and goals are not an indication that these statements are necessarily material to investors or required to be disclosed in our filings with the SEC. In addition, historical, current, and forward-looking environmental, social and sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

PART I.
ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE
 Not applicable.
ITEM 3.KEY INFORMATION
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
•“Aquadrill” means Aquadrill LLC, a Marshall Islands limited liability company.
•“Archer” means Archer Limited, a global oilfield service company that specializes in drilling and well services. Our associated company, Paratus Energy Services Ltd, which we had a 35% equity interest in as of December 31, 2022, has a 15.7% ownership interest in Archer Limited.
•“Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of Texas;
•“Board or “Board of Directors” means the board of directors of the Company;
•“Bye-Laws” means the bye-laws of the Company adopted by the Company on February 22, 2022;
•“Chapter 11 Proceedings” means reorganization proceedings under Chapter 11 of Title 11 of the United States Code.
•“Companies Act” means the Companies Act 1981 of Bermuda, as amended from time to time;
•“Debtors” means Seadrill Limited and certain of its subsidiaries which filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court;
•“Director” means a director of the Company;
•“Effective Date” means the date of the Debtors’ emergence from bankruptcy proceedings in accordance with the terms and conditions of the Plan on February 22, 2022;
•“Euronext Expand” means the Euronext Expand market of the Oslo Stock Exchange;
•“Exchange Act” means the Securities Exchange Act of 1934, as amended;
•“Fintech” means Fintech Investment Limited, our joint venture partner for SeaMex, prior to full acquisition on November 2, 2021;
•“Gulf Drilling International” or "GDI" refers to our joint venture partner for Gulfdrill;
•”Gulfdrill” means Gulfdrill LLC, a limited liability company formed under the companies regulations of Qatar with QFC number 00770;
•“Hemen” means Hemen Holding Limited, a Cyprus holding company with registration number HE87804 and Hemen Investments Limited, a Cyprus holding company with registration number HE371665;
•“Merger” means those transactions pursuant to which Seadrill Merger Sub, LLC, a wholly owned subsidiary of Seadrill,merged with and into Aquadrill on April 3, 2023, with Aquadrill surviving as a wholly owned subsidiary of Seadrill;
•“NOL” means Northern Ocean Ltd, listed on the Norwegian Over The Counter under the trading symbol “NOL”;
•“Northern Drilling” means Northern Drilling Limited, an exempted company incorporated under the laws of Bermuda, with registration number 52367;
•“NSNCo” means Paratus Energy Services Ltd, formerly Seadrill New Finance Limited an exempted company limited by shares incorporated under the laws of Bermuda with registration number 53451, formed in connection with the Previous Chapter 11 Proceedings and the issuer of the Senior Secured Notes;
•“NSNCo Plan” means the Chapter 11 Plan of Reorganization filed with the Bankruptcy Court on January 11, 2022, and confirmed by the Bankruptcy Court on January 12, 2022;

•“NYSE” means the New York Stock Exchange;
•“Old Seadrill Limited” or the “Predecessor Company” means Seadrill Limited, an exempted company limited by shares incorporated under the laws of Bermuda with registration number 53439. Old Seadrill Limited was the parent company of Seadrill prior to its emergence from bankruptcy on February 22, 2022;
•“OSE” means the Oslo Stock Exchange;
•“Plan” means the Plan of Reorganization, which was filed with the Bankruptcy Court on July 18, 2021 and confirmed by the Bankruptcy Court on October 26, 2021;
•“Previous Chapter 11 Proceedings” mean the Chapter 11 cases commenced on September 12, 2017 in the United States Bankruptcy Court of the Southern District of Texas;
•“Reorganization” means the transactions described under the heading “Chapter 11 Reorganization” in Item 4A and those transactions contemplated by the Plan;
•“SARs” means Stock Appreciation rights;
•“Sapura Energy” means Sapura Energy Berhad. Sapura Energy is the joint venture partner of Paratus Energy Services Ltd for Seabras Sapura;
•“Seabras Sapura” refers to Paratus Energy Services Ltd's joint venture with Sapura Energy. We refer to the investments in Seabras Sapura Participacoes SA and Seabras Sapura Holding GmbH together as “Seabras Sapura”.
•“Seadrill Partners” means Seadrill Partners, LLC, a limited liability company formed under the Laws of the Republic of The Marshall Islands with registration number 962166;
•“SeaMex” means SeaMex Limited, an exempted company limited by shares incorporated under the laws of Bermuda with registration number 48115, which was liquidated and dissolved on June 28, 2022;
•“SeaMex Group” means SeaMex Holdings Ltd, an exempted company limited by shares incorporated under the laws of Bermuda with registration number 202100329, formed in connection with NSNCo’s acquisition of a 100% equity interest in the SeaMex joint venture by way of a credit bid, and each of its consolidated subsidiaries for the time being.
•“Senior Secured Notes” means the Senior Secured Notes issued by NSNCo in connection with the Previous Chapter 11 Proceedings, as amended by the NSNCo Shares means common shares, par value $0.01 per share, of Seadrill Limited;
•“SFL SPVs” refer to the legal subsidiaries of SFL Corporation Ltd that own the semi-submersible rigs West Taurus and West Hercules and the jackup rig West Linus. These companies were consolidated by Seadrill until December 15, 2020;
•“SFL” means SFL Corporation Ltd, formerly Ship Finance International Limited; and
•“Sonadrill” refers to Sonadrill Holding Ltd, a limited liability company registered in England with registration number 11922814.
Throughout the report we refer to customers, suppliers and other key partners by the names they are commonly known by instead of their full legal names.
References in this annual report to “Petrobras”, “ExxonMobil”, “LLOG”, “ConocoPhillips” and “Equinor” refer to our key customers Petroleo Brasileiro S.A., Exxon Mobil Corporation, LLOG Exploration Offshore L.L.C., ConocoPhillips and Equinor ASA, respectively.
Unless otherwise indicated, all references to “US$” and “$” in this annual report are to, and amounts are presented in, US dollars. All references to “€” are to euros, all references to “£” or “GBP” are to pounds sterling, all references to “NOK” are to Norwegian krone and all references to “SEK” are to Swedish krona.
A.SELECTED FINANCIAL DATA
Our selected Statement of Operations and other financial data with respect to the fiscal years ended December 31, 2022, 2021 and 2020 and our selected balance sheet data as at December 31, 2022, and 2021 have been derived from our Consolidated Financial Statements included in Item 18 of this annual report, or the Consolidated Financial Statements, which have been prepared in accordance U.S. GAAP.
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

The below table summarizes certain line items from the Consolidated Statements of Operations for the period from February 23, 2022 through December 31, 2022 (Successor), the period from January 1, 2022 through February 22, 2022 (Predecessor), and the years ended December 31, 2021 , and December 31, 2020 (Predecessor).

	Successor	Predecessor
(In $ millions except common share and per share data)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Statement of Operations Data:
Total operating revenues	843	169	907	961
Net operating profit/(loss)	35	37	(156)	(4,481)
Loss/(profit) from continuing operations	(73)	3,739	(572)	(4,430)
Income/(loss) from discontinued operations	274	(33)	(15)	(233)
Net income/(loss)	201	3,706	(587)	(4,663)
Basic/Diluted EPS: continuing operations ($)	(1.46)	37.25	(5.70)	(44.11)
Basic EPS ($)	4.02	36.92	(5.85)	(46.43)
Diluted EPS ($)	3.88	36.92	(5.85)	(46.43)
The below table summarizes certain line items from the Consolidated Balance Sheets for the last three fiscal years.

	Successor	Predecessor
(In $ millions except common share and per share data)	December 31, 2022	December 31, 2021	December 31, 2020
Balance Sheet Data (at end of period):
Cash and cash equivalents, including restricted cash	598	516	653
Drilling units	1,668	1,431	1,755
Investment in associated companies	84	27	24
Assets held for sale	—	1,492	1,085
Total assets	2,801	3,897	3,978
Debt	518	—	5,545
Liabilities associated with assets held for sale	—	985	692
Common share capital	—	10	10
Total equity/(deficit)	1,702	(3,716)	(3,140)
Common shares issued and outstanding (in millions)	50	100	100
Weighted average common shares issued and outstanding (in millions)	50	100	100
The below table summarizes certain line items from the Consolidated Cashflow Statements for the last three fiscal years.

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Statement of Cash Flows data:
Operating cash flows	65	(56)	(154)	(420)
Investing cash flows	473	(130)	37	(32)
Financing cash flows	(448)	85	—	(163)
Effect of exchange rate changes on cash and cash equivalents	(1)	6	(2)	(19)
Net increase/(decrease) in cash and cash equivalents, including restricted cash	89	(95)	(119)	(634)
B.CAPITALIZATION AND INDEBTEDNESS
 Not applicable.

C.REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
D.RISK FACTORS
Our assets are primarily engaged in offshore contract drilling for the oil and gas industry in benign and harsh environments worldwide, including ultra-deepwater environments. The following risks principally relate to the industry in which we operate and our business in general. Other risks relate principally to the market for and ownership of our securities and the Merger (as defined herein). The occurrence of any of the events described in this section could materially and negatively affect our business, financial condition, operating results, cash available for the payment of dividends or the trading price of Shares. Unless otherwise indicated, all information concerning our business and our assets is as of December 31, 2022. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.
SUMMARY OF RISK FACTORS
Risks Relating to Our Company and Industry
•Decreases in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, have in the past been shown to negatively affect us and could negatively affect our future performance.
•Our failure to adequately protect our sensitive information and operational technology systems and critical data and our service providers’ failure to protect their systems and data could have a material adverse effect on us.
•Upgrades, refurbishment and repair of rigs are subject to risks, including delays and cost overruns, that could have an adverse impact on our available cash resources and results of operations.
•We may not have sufficient liquidity to meet our obligations as they become due or have the ability to raise new capital or refinance existing indebtedness on acceptable terms or at all, which could adversely affect our business and financial condition.
•Compliance with, and breach of, the complex laws and regulations governing international trade could be costly, expose us to liability and adversely affect our operations.
•Increasing attention to environmental, social and governance matters and climate change may impact us.
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
•Historical downturns in activity in the oil and gas drilling industry have had an adverse impact on our business and operating results, and any future downturns or volatile market conditions are likely to adversely impact our business and operating results.
•Economic downturns have had, and in the future could have, a material adverse effect on us.
•The covenants under our secured credit facilities impose operating and financial restrictions on us that could significantly impact our ability to operate our business and a breach of which could result in a default under the terms of these agreements, which could accelerate our repayment of funds that we have borrowed.
•Certain of our affiliated or related companies may be unable to service their debt requirements and comply with their debt agreements.
•We emerged from bankruptcy on February 22, 2022, which may adversely affect our business and relationships. We cannot be certain that the bankruptcy proceeding will not adversely affect our operations going forward.
•Our actual financial results may differ substantially from the projected financial information prepared for the bankruptcy proceedings.
•Because our Consolidated Financial Statements reflect fresh start accounting adjustments made upon emergence from bankruptcy, financial information in our current financial statements is not comparable to Seadrill’s financial information from prior periods.
•Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted.
•Our contract backlog for our fleet of drilling units may not be realized.
•We may not be able to renew or obtain new and favorable contracts for our drilling units.
•The market value of our drilling units may decrease.
•Our business and operations involve numerous operating hazards, and in the current market we are increasingly required to take additional contractual risk in our customer contracts, which may not be adequately covered by our insurance.
•We rely on a small number of customers and our operating results could be materially adversely affected if any of our major customers fail to compensate us for our services or if we lose a significant customer contract.
•Some of our drilling contracts contain fixed terms and day-rates, and consequently we may not fully recoup our costs in the event of a rise in expenses, including reactivation, operating and maintenance costs.
•Inflation has adversely affected, and in the future may adversely affect, our operating results.
•We rely on third-party suppliers and subcontractors to provide or complete parts, crew and equipment, as applicable, for our projects and our operations may be adversely affected by the sub-standard performance or non-performance of those suppliers or third-party subcontractors due to production disruptions, quality and sourcing issues, price increases or consolidation of suppliers and sub-contractors as well as equipment breakdowns.
•Supplier capacity constraints or shortages in parts or equipment, supplier production disruptions, supplier quality and sourcing issues or price increases could increase our operating costs, decrease our revenues and adversely impact our operations.
•We may be unable to obtain, maintain, and/or renew permits necessary for our operations or experience delays in obtaining such permits including the class certifications of rigs.

•We have experienced, and in the future may experience, risks associated with mergers, acquisitions or dispositions of businesses or assets or other strategic transactions.
•Our fleet is concentrated in semi-submersible rigs and drillships, which leaves us vulnerable to risks related to lack of diversification.
•The international nature of our operations involves additional risks including foreign government intervention in relevant markets, for example in Brazil and the U.K.
•We are subject to complex environmental laws and regulations that can adversely affect us.
•Any violation of anti-bribery or anti-corruption laws and regulations could have a negative impact on us.
•If we or our business partners do not comply with ethical business practices or with applicable laws and regulations, our reputation, business, and results of operations could be harmed.
•If our drilling units are located in or connected to countries that are subject to, or targeted by, economic sanctions, export restrictions, or other operating restrictions imposed by the United States, the United Kingdom, European Union or other governments, our reputation and the market for our debt and Shares could be adversely affected.
•We have suffered, and may continue to suffer, losses through our investments in other companies in the offshore drilling and oilfield services industry, which could have a material adverse effect on us.
•Labor costs restrictions could increase following collective bargaining negotiations and changes in labor laws and regulations.
•Failure to effectively and timely respond to the impact of energy rebalancing could adversely affect us.
•Acts of terrorism, piracy, cyber attacks, and political and social unrest could affect the markets for drilling services, which may have a material adverse effect on our operating results.
•Our drilling contracts with national oil companies may expose us to greater risks than with non-governmental customers.
•There can be no assurance that the use of our drilling units will not infringe the intellectual property rights of others.
•The novel coronavirus, or COVID-19, pandemic has affected and may materially adversely affect us, and any future outbreak of any other highly infectious or contagious diseases may materially adversely affect us.
Risks Relating to Our Shareholders
•The obligations of being a listed public company, including compliance with the reporting requirements of the Norwegian Securities Trading Act, the OSE Issuer Rules, the Exchange Act and the NYSE Listed Company Manual, require certain resources and have caused us to incur additional costs.
•Following our emergence from bankruptcy, there is significant overlap between our lenders and shareholders, and these two groups may have conflicting interests and incentives.
•A delisting of the Shares from NYSE or OSE could negatively impact us.
•The price of Shares may be volatile or may decline regardless of our operating performance, and investors may not be able to resell Shares at or above their initial purchase price.
•The market price of Shares has fluctuated widely and may fluctuate widely in the future.
•The issuance of share-based awards may dilute investors’ holding of Shares.
•Substantial sales of or trading in Shares could occur, which could cause the share price to be adversely affected.
•We may pay little or no dividends on Shares.
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
•We are permitted to follow certain home country practices in relation to our corporate governance instead of certain NYSE rules.
•Investors with Shares registered in a nominee account will need to exercise voting rights through their nominee.
General Risk Factors
•We may recognize impairments on long-lived assets, including goodwill and other intangible assets, or recognize impairments on our equity method investments.
•Interest rate fluctuations could affect our earnings and cash flows.
•The transition away from LIBOR may adversely affect our cost to obtain financing and cause our debt service obligations to increase.
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
•Legislation enacted in Bermuda as to Economic Substance may affect our operations.
•We may be subject to litigation, arbitration, other proceedings and regulatory investigations that could have an adverse effect on us.
•If we fail to comply with requirements relating to internal control over financial reporting our business could be harmed and the price of Shares could decline.
•Data protection and regulations related to privacy, data protection and information security could increase our costs, and our failure to comply could result in fines, sanctions or other penalties, which could materially and adversely affect us and our reputation.

Risks Relating to the Merger
•Seadrill in the future may be the target of securities class action and derivative lawsuits, which could result in substantial costs.
•The Merger may not be accretive, and may be dilutive, to Seadrill’s earnings per share, which may negatively affect the market price of Shares.
RISK FACTORS
Risks Relating to Our Company and Industry
Decreases in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, have in the past been shown to negatively affect us and could negatively affect our future performance.
As an example of the volatility in oil prices, Brent fell to $9 a barrel in April 2020 before a recovery in oil and gas prices toward the end of 2020 - early 2021 and through part of 2022, during which time Brent rose above $120 a barrel, and fell to $82 a barrel as of December 30, 2022. However, there is no guarantee that the oil and gas price recovery will be sustained. Prices can continue to fluctuate and there may be longer periods of lower prices.
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
•rising interest rates and the availability of debt financing on reasonable terms;
•the level of costs for associated offshore oilfield and construction services;
•the availability of personnel for offshore drilling units;
•oil and gas transportation costs;
•the level of rig operating costs, including crew and maintenance;
•the discovery of new oil and gas reserves;
•the political and military environment of oil and gas reserve jurisdictions;
•regulatory restrictions on offshore drilling;
•inflationary pressures and resulting fears of recession; and
•supply chain disruptions.
The offshore drilling industry is highly competitive and fragmented and includes several large companies that compete in many of the markets we serve, as well as numerous small companies that compete with us on a local basis. In the past several years, the pace of consolidation in our industry has increased, and may continue to increase, leading to the creation of a number of larger and financially stronger competitors. If we are unable, or our customers believe that we are unable, to compete with the scale and financial strength of certain of our competitors, it could harm our ability to maintain existing drilling contracts and secure new ones. Moreover, certain of our competitors have engaged, or may in the future engage, in bankruptcy proceedings, debt refinancing transactions, management changes or other strategic initiatives in an attempt to reduce operating costs to maintain their competitive position in the market, which could result in stronger or healthier balance sheets and, in turn, an improved ability to compete with us.
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
Our failure to adequately protect our sensitive information and operational technology systems and critical data and our service providers’ failure to protect their systems and data could have a material adverse effect on us.
Our day-to-day operations increasingly depend on information and operational technology systems that we manage, and other systems that our third parties, such as our service providers, vendors, and equipment providers, manage, including critical systems on our drilling units.

These systems are subject to risks associated with growing and evolving cyber incidents or attacks. These risks include, but may not be limited to, human error, power outages, computer and telecommunication failures, natural disasters, fraud or malice, social engineering or phishing attacks, viruses or malware, and other cyberattacks, such as denial-of-service or ransomware attacks. Reports indicate that entities or groups, including cybercriminals, competitors, and nation state actors, have mounted cyber-attacks on businesses and other organizations solely to disable or disrupt computer systems, disrupt operations and, in some cases, steal data. In addition, the US government has issued public warnings that indicate energy assets and companies engaging in significant transactions, such as acquisitions, might be specific targets of cybersecurity threats.
Also, many of our non-operational employees work remotely a significant amount of their time, which has created certain operational risks, such as an increased risk of security breaches or other cyber incidents or attacks, loss of data, fraud and other disruptions as more fully outlined, above. Working remotely has significantly increased the use of technological and online telecommunication services and remote networking, which enable employees to work outside of our corporate infrastructure and, in some cases, use their own personal devices.
This remote work model has resulted in an increased demand for technological resources and may expose us to additional risks of cyber-incidents or attacks, security breaches, loss of data, fraud and other disruptions as a consequence of more employees accessing sensitive and critical information remotely. Due to the nature of cyber-attacks, breaches to our systems or our service or equipment providers’ systems could go undetected for a prolonged period of time. A breach could also compromise or originate from our customers’, vendors’, or other third-party systems or networks outside of our control. A security breach may result in legal claims or proceedings against us by our shareholders, employees, customers, vendors and governmental authorities, both in the US and internationally.
While we maintain a cybersecurity program, which includes administrative, technical, and organizational safeguards, a significant cyberattack or incident—either with our systems or a critical third-party's systems—could disrupt our operations and result in downtime, loss of revenue, harm to the Company’s reputation, or the loss, theft, corruption or unauthorized release of critical data of us or those with whom we do business, as well as result in higher costs to correct and remedy the effects of such incidents, including potential extortion payments associated with ransomware or ransom demands. If our, or our service or equipment providers’, safeguards maintained for protecting against cyber incidents or attacks prove to be insufficient, and an incident were to occur, it could have a material adverse effect on our business, financial condition, reputation, and results of operations. Even though we carry cyber insurance that may provide insurance coverage under certain circumstances, we might suffer losses as a result of a security breach or cyber incident that exceeds the coverage available under our policy or for which we do not have coverage.
In addition, laws and regulations governing, or proposed to govern, cybersecurity, data privacy and protection, and the unauthorized disclosure of confidential or protected information, including the U.K. Data Protection Act, the GDPR (as defined herein), Bermuda Personal Information Protection Act 2016, the California Consumer Privacy Act, the Cyber Incident Reporting for Critical Infrastructure Act, and other similar legislation in domestic and international jurisdictions pose increasingly complex compliance challenges and potentially elevate costs, and any failure to comply with these laws and regulations could result in significant penalties and legal liability.
Upgrades, refurbishment and repair of rigs are subject to risks, including delays and cost overruns, that could have an adverse impact on our available cash resources and results of operations.
We will continue to make upgrades, refurbishment and repair expenditures to our fleet from time to time, some of which may be unplanned. In addition, we may reactivate rigs that have been cold or warm stacked and make selective acquisitions of rigs. Our customers may also require certain shipyard reliability upgrade projects for our rigs. These projects and other efforts of this type are subject to risks of cost overruns or delays inherent in any large construction project as a result of numerous factors, including the following:
•shortages of equipment, materials or skilled labor;
•work stoppages and labor disputes;
•unscheduled delays in the delivery of ordered materials and equipment;
•local customs strikes or related work slowdowns that could delay importation of equipment or materials;
•weather interferences;
•difficulties in obtaining necessary permits or approvals or in meeting permit or approval conditions;
•design and engineering problems;
•inadequate regulatory support infrastructure in the local jurisdiction;
•latent damages or deterioration to hull, equipment and machinery in excess of engineering estimates and assumptions;
•unforeseen increases in the cost of equipment, labor and raw materials, particularly steel due to inflation or other factors;
•unanticipated actual or purported change orders;
•client acceptance delays;
•disputes with shipyards and suppliers;
•delays in, or inability to obtain, access to funding;
•shipyard availability, failures and difficulties, including as a result of financial problems of shipyards or their subcontractors; and

•failure or delay of third-party equipment vendors or service providers.
The failure to complete a rig upgrade, refurbishment or repair on time, or at all, may result in related loss of revenues, penalties, or delay renegotiation or cancellation of a drilling contract or the recognition of an asset impairment. Additionally, capital expenditures could materially exceed our planned capital expenditures. Moreover, when our rigs are undergoing upgrade, refurbishment and repair, they may not earn a dayrate during the period they are out of service. If we experience substantial delays and cost overruns in our shipyard projects, it could have a material adverse effect on our business, financial condition and results of operations. We currently have no new rigs under construction.
We may not have sufficient liquidity to meet our obligations as they become due or have the ability to raise new capital or refinance existing indebtedness on acceptable terms or at all, which could adversely affect our business and financial condition.
Our indebtedness could have significant adverse consequences for an investment in us and on our business, financial condition and future prospects, including the following:
•we may not be able to satisfy our financial obligations under our indebtedness and our contractual and commercial commitments;
•we may not be able to obtain financing on acceptable terms or at all in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes;
•competitors could have a competitive advantage because they have lower debt service requirements and, as a result, we may not be better positioned to withstand economic downturns;
•we may be less able to take advantage of significant business opportunities and to react to changes in market or industry conditions than our competitors and our management’s discretion in operating our business may be limited; and
•other factors described below.
If for any reason we are unable to meet our debt service and repayment obligations under our secured credit facilities or other debt agreements, we would be in default under the terms of the agreements governing such facilities, which may allow our lenders at that time to declare all such indebtedness then outstanding to be immediately due and payable. This may in turn trigger cross-acceleration or cross-default rights under certain of our other agreements. Under these circumstances, if the amounts outstanding under our existing and future credit facilities or other debt agreements were to be accelerated, or were the subject of foreclosure actions, we cannot assure you that our assets would be sufficient to repay in full the money owed to our lenders or to our other creditors. Furthermore, if our assets are foreclosed upon, we will not have any income-producing assets left, and, as such, we may not be able to generate any cash flow in the future.
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
•the ability or willingness of the Organization of the Petroleum Exporting Countries ("OPEC"), and other non-member nations, including Russia, to set and maintain levels of production and pricing;
•the decision of OPEC or other non-member nations to abandon production quotas and/or member-country quota compliance within OPEC agreements;
•the level of production in non-OPEC countries;
•international sanctions on oil-producing countries, or the lifting of such sanctions;
•export licensing requirements impacting the ability to export equipment to or from certain countries;
•government regulations, including restrictions on offshore transportation of oil and natural gas;
•local and international political, economic and weather conditions;
•domestic and foreign tax policies;
•merger, acquisition and divestiture activity among oil and gas producers;
•the development and exploitation of alternative fuels and unconventional hydrocarbon production, including shale;
•worldwide economic and financial problems, including, for example, inflationary pressures and supply chain disruptions, the resulting fears of recession and the corresponding decline in the demand for oil and gas and, consequently, our services;

•the occurrence or threat of epidemic or pandemic diseases, such as COVID-19, or any governmental response to such occurrence or threat;
•the policies of various governments regarding exploration and development of their oil and gas reserves, accidents, severe weather, natural disasters and other similar incidents relating to the oil and gas industry; and
•the worldwide political and military environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East, Eastern Europe or other geographic areas or acts of terrorism in the United States, Europe or elsewhere, including, for example, the ongoing conflict between Russia and Ukraine.
Compliance with, and breach of, the complex laws and regulations governing international trade could be costly, expose us to liability and adversely affect our operations.
Our business in the offshore drilling industry is affected by laws and regulations relating to the energy industry and the environment in the geographic areas where we operate.
Accordingly, we are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. For example, from time to time, governing bodies have put in place measures, and may in the future propose and adopt measures, that materially limit or prohibit offshore drilling in certain areas. If legislative, regulatory or other governmental action is taken that restricts or prohibits offshore drilling in our current or anticipated future areas of operation we could be materially and adversely affected. Given the long-term trend towards increasing regulation, we may be required to make significant capital expenditures or operational changes to comply with governmental laws and regulations. It is also possible that these laws and regulations may, in the future, add significantly to our operating costs or significantly limit drilling activity.
Import activities are governed by unique customs laws and regulations in each of the countries of operation. Moreover, many countries, including the United States, control the export, re-export and transfer (in country) of certain goods, services and technology and impose related export recordkeeping and reporting obligations.
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
Increasing attention to environmental, social and governance matters and climate change may impact us.
Companies across all industries are facing increasing scrutiny relating to their Environmental, Social and Governance (“ESG”) policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed growing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or not to commit capital as a result of their assessment of a company’s ESG practices. Companies that do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition or share price of such a company could be materially and adversely affected.
We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us. If we do not meet these standards, our business or our ability to access capital could be harmed.
Additionally, certain investors and lenders may exclude companies engaged in the fossil fuel industry, such as us, from their investing portfolios altogether due to ESG factors. These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing those markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide-ranging ESG requirements and goals, targets or objectives set in connection therewith. Similarly, these policies may negatively impact the ability of other businesses in our supply chain to access debt and capital markets. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

Climate change and the regulation of greenhouse gases could have a negative impact on our business.
Due to concern over the risk of climate change, a number of countries, the EU and the IMO (as defined herein) have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions in the shipping industry. For example, ships (including rigs and drillships) must comply with IMO and EU regulations relating to the collection and reporting of data relating to greenhouse gas emissions. In April 2018, the IMO adopted a strategy to, among other things, reduce the 2008 level of greenhouse gas emissions from the shipping industry by 50% by the year 2050. Other governmental bodies may begin regulating greenhouse gas emissions from shipping sources in the future, but the future of such regulations is difficult to predict.
Compliance with existing regulations and changes in laws, regulations and obligations relating to climate change could increase our costs to operate and maintain our assets, and might also require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the United States or other jurisdictions in which we operate, or any treaty or agreement adopted at the international level, such as the Kyoto Protocol or Glasgow Climate Pact, which restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.
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
Competition for skilled and other labor required for our drilling operations has increased in recent years as the number of rigs activated or added to worldwide fleets has increased, and this may continue to rise. In some regions, such as Brazil and West Africa, the limited availability of qualified personnel in combination with local regulations focusing on crew composition, are expected to further increase the demand for qualified offshore drilling crews, which may increase our costs. These factors could further create and intensify upward pressure on wages and make it more difficult for us to staff and service our rigs. Such developments could adversely affect our financial results and cash flows. Furthermore, as a result of any increased competition for qualified personnel, we may experience a reduction in the experience level of our personnel, which could lead to higher downtime and more operating incidents.
Our ability to operate worldwide, depends on our ability to obtain the necessary visas and work permits for our personnel to travel in and out of, and to work in, the jurisdictions in which we operate. Governmental actions in some of these jurisdictions may make it difficult for us to move our personnel in and out of these jurisdictions by delaying or withholding the approval of these permits. If we are not able to obtain visas and work permits for the employees we need for operating our rigs on a timely basis, or for third-party technicians needed for maintenance or repairs, we might not be able to perform our obligations under our drilling contracts, which could allow our customers to cancel the contracts. Please see “Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted” for more information.
Historical downturns in activity in the oil and gas drilling industry have had an adverse impact on our business and operating results, and any future downturns or volatile market conditions are likely to adversely impact our business and operating results.
The oil and gas drilling industry is cyclical. Although the industry has recovered some from its pandemic low in 2020, the extent and duration of this recovery is uncertain.
If we are unable to secure contracts for our drilling units upon the expiration of our existing contracts, we may stack our units. When idled or stacked, drilling units do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items. As of December 31, 2022, we had no “warm stacked” units, which means the rig is kept operational and ready for redeployment, and maintains most of its crew, and two “cold stacked” units, which means the rig is stored in a harbor, shipyard or a designated offshore area, and the crew is reassigned to an active rig or dismissed. Without new drilling contracts or additional financing being available when needed or available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional drilling unit acquisitions or otherwise take advantage of business opportunities as they arise.
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

Although the market for offshore drilling units appears to be in recovery, the nature or extent of this recovery is unknown. There can be no assurance that demand for drilling rigs will not decline in future periods. Any decline in demand for drilling rigs would adversely affect our financial position, operating results and cash flows.
Economic downturns have had, and in the future could have, a material adverse effect on our revenue, profitability and financial position.
We depend on our customers’ willingness and ability to fund operating and capital expenditures to explore, develop and produce oil and gas, and to purchase drilling and related equipment. There has historically been a strong link between the development of the world economy and the demand for energy, including oil and gas. The world economy has recently and is currently facing a number of challenges. These include, for example, inflation, volatile energy prices, geopolitical instability and conflicts, such as the ongoing conflict between Russia and Ukraine, rising interest rates, irregular functioning of global manufacturing and supply chains (particularly in the segments of engineering and manufacturing of components for the oil and gas industry), irregular volatility in exchange rates, the impact of climate change and extreme weather events, the impact of international trade disputes, labor shortages and the COVID-19 pandemic. Adverse developments in the global economic outlook, or market perceptions concerning these issues, could reduce the overall demand for oil and natural gas and for our services, affect the costs to us of providing those services, and thereby affect our financial position, operating results and cash available for distribution.
Negative developments in worldwide financial and economic conditions, including, for example, inflationary pressures, volatile energy prices, rising interest rates, supply chain disruptions, and resulting fears of recession could further cause our ability to access the capital markets to be severely restricted at a time when we would like, or need, to access such markets, which could impact our ability to react to changing economic and business conditions. Worldwide economic conditions have in the past impacted, and could in the future impact, lenders willingness to provide credit facilities to our customers, causing them to fail to meet their obligations to us.
A portion of the credit under our secured credit facilities is provided by European banking institutions. If economic conditions in Europe or other factors preclude or limit financing from these banking institutions, we may not be able to obtain financing from other institutions on terms that are acceptable to us, or at all, even if conditions outside Europe remain favorable for lending.
An extended period of adverse development in the outlook for the world economy could also reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our operating results and cash flows beyond what might be offset by the simultaneous impact of possibly higher oil and gas prices.
Our business is capital intensive and, to the extent we do not generate sufficient cash from operations, we may need to raise additional funds through public or private debt or equity offerings to fund our capital expenditures. Our ability to access the capital markets may be limited by the terms of our secured credit facilities, our financial condition at the time, by changes in laws and regulations or interpretations thereof and by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control, including, for example, inflationary pressures, volatile energy prices, rising interest rates, supply chain disruptions, and resulting fears of recession. An extended period of deterioration in outlook for the world economy could reduce the overall demand for our services and could also adversely affect our ability to obtain financing on terms acceptable to us or at all.
Any reductions in drilling activity by our customers may not be uniform across different geographic regions. Locations where costs of drilling and production are relatively higher, such as harsh environment or deepwater locations, may be subject to greater reductions in activity. Such reductions in high-cost regions may lead to the relocation of drilling units, concentrating drilling units in regions with relatively fewer reductions in activity leading to greater competition.
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
The terms of our secured credit facilities impose, and future financial obligations may impose, operating and financial restrictions on us. These restrictions may prohibit or otherwise limit our ability to fund our operations or capital needs or to undertake certain other business activities or transactions without consent of the requisite debt holders, which in turn may adversely affect our financial condition. These restrictions include but are not limited to:
•executing other financing arrangements or incurring other indebtedness;
•incurring or guaranteeing additional indebtedness or providing other financial support;
•creating or permitting liens on our assets;
•selling our drilling units or the shares of our subsidiaries;
•making investments or acquisitions;
•changing the general nature of our business;
•a prohibition on paying dividends to our shareholders and restrictions on making other types of restricted payments;
•changing the management and/or ownership of the drilling units

•restrictions on the operation and circumstances of our drilling units; and
•making certain capital expenditures.
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
Following emergence from Chapter 11 Proceedings, with exception of minimum liquidity requirements, we are exempt from financial covenants until September 30, 2023. Thereafter, in addition to minimum liquidity requirements, we are required to maintain and satisfy certain financial ratios and covenants relating to gross and net leverage. Breach of financial covenants may result in a default under the terms of these agreements, which could accelerate our repayment of funds that we have borrowed. Moreover, our convertible notes and secured credit facilities include cross-default provisions, whereby, in certain circumstances, a default under one might result in defaults under one or more of the others.
Certain of our affiliated or related companies may be unable to service their debt requirements and comply with their debt agreements.
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
We emerged from bankruptcy on February 22, 2022, which may adversely affect our business and relationships. We cannot be certain that the bankruptcy proceeding will not adversely affect our operations going forward.
We operated in bankruptcy from February 7, 2021 (with respect to certain of our subsidiaries) or February 10, 2021 to February 22, 2022. It is possible that our having filed for bankruptcy and our recent emergence from bankruptcy may adversely affect our business and relationships with customers, vendors, contractors or employees. Due to uncertainties, many risks exist, including the following:
•key customers may terminate their relationships with us or require additional financial assurances or enhanced performance from us;
•our ability to renew existing contracts and compete for new business may be adversely affected;
•our ability to attract, motivate and/or retain key executives may be adversely affected; and
•competitors may take business away from us, and our ability to attract and retain customers may be negatively impacted.
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
Because our Consolidated Financial Statements reflect fresh start accounting adjustments made upon emergence from bankruptcy, financial information in our current financial statements is not comparable to Seadrill’s financial information from prior periods.
Upon emergence from Chapter 11 Proceedings, on February 22, 2022, we adopted fresh start accounting in accordance with the provisions set forth in ASC 852, Reorganizations ("ASC 852"). Adopting fresh start accounting results in a new financial reporting entity with no retained earnings or deficits brought forward. Upon the adoption of fresh start accounting, our assets and liabilities were recorded at their fair values which differ materially from the recorded values of our assets and liabilities as reflected in Seadrill’s predecessor historical Consolidated Balance Sheets.
Therefore, our unaudited interim financial statements for the first three quarters of fiscal year 2022, which have been reported since emergence, as well as financial statements issued in the future, will not be directly comparable to those from periods prior to emergence from bankruptcy, and investors may find it difficult to compare our post-emergence financial information to that of prior periods. You will not be able to compare information reflecting our post-emergence Consolidated Financial Statements to information for periods prior to emergence from bankruptcy without adjusting for fresh start accounting. The lack of comparable historical information may discourage investors from purchasing Shares.
Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted.
Some of our customers may seek to terminate their agreements with us. Some of our customers have the right to terminate their drilling contracts without cause upon the payment of an early termination fee. While this early termination fee is intended to compensate us for lost revenues (less operating expenses) for the remaining contract period, in some cases, such payments may not fully compensate us for the loss of the drilling contract.
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
As at December 31, 2022, our contract backlog was approximately $1.9 billion. The contract backlog described herein and our other public disclosures is only an estimate. The actual amount of revenues earned and the actual periods during which revenues are earned will be different from the contract backlog projections due to various factors, including shipyard and maintenance projects, downtime and other events within or beyond our control. In addition, we or our customers may seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, resulting in lower revenue.
We may not be able to renew or obtain new and favorable contracts for our drilling units.
During the previous period of high utilization and high dayrates, which we believe ended in early 2014, industry participants ordered the construction of new drilling units, which resulted in an over-supply and caused, in conjunction with deteriorating industry conditions, a subsequent decline in utilization and dayrates when the new drilling units entered the market. A relatively large number of the drilling units currently under construction have not been contracted for future work, and a number of units in the existing worldwide fleet are currently off-contract.
As at December 31, 2022, we had 14 owned units, two of which were cold-stacked and none warm-stacked. Of the 14 units we expect one to become available in 2023 and five in 2024. Our ability to renew contracts or obtain new contracts will depend on our customers and prevailing market conditions, which may vary among different geographic regions and types of drilling units.
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
If we are unable to secure contracts for our drilling units upon the expiration of our existing contracts, we may continue to idle or stack our units. When idled or stacked, drilling units do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items. As at December 31, 2022 we had no units “warm stacked,” which means the rig is kept operational and ready for redeployment, and maintains most of its crew, and two units “cold stacked,” which means the rig is stored in a harbor, shipyard or a designated offshore area, and the crew is reassigned to an active rig or dismissed. Please see “Some of our drilling contracts contain fixed terms and day-rates, and consequently we may not fully recoup our costs in the event of a rise in expenses, including reactivation, operating and maintenance costs” for more information.

The market value of our drilling units may decrease.
If the offshore drilling industry suffers adverse developments in the future, the fair market value of our drilling units may decrease further. The fair market value of the drilling units that we currently own, or may acquire in the future, may increase or decrease depending on a number of factors, including:
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
If drilling unit values fall significantly, we may have to record an impairment adjustment in our Consolidated Financial Statements, which could adversely affect our financial results and condition. For more information, see “Historical downturns in activity in the oil and gas drilling industry have had an adverse impact on our business and operating results, and any future downturns or volatile market conditions are likely to adversely impact our business and operating results.”
Our business and operations involve numerous operating hazards, and in the current market we are increasingly required to take additional contractual risk in our customer contracts, which may not be adequately covered by our insurance.
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
Our insurance policies and contractual rights to indemnification may not adequately cover losses, and we do not have insurance coverage or rights to indemnity for all risks. Consistent with standard industry practice, our customers generally assume, and indemnify us against certain risks, for example, well control and subsurface risks, and we generally assume, and indemnify against, above surface risks (including spills and other events occurring on our rigs). Subsurface risks indemnified by our customers generally include risks associated with the loss of control of a well, such as blowout or cratering or uncontrolled well-flow, the cost to regain control of or re-drill the well and associated pollution. However, there can be no assurances that these customers will honor indemnification obligations to us regardless of the agreed contractual position. The terms of our drilling contracts vary based on negotiation, applicable local laws and regulations and other factors, and in some cases, customers may seek to cap indemnities or narrow the scope of their coverage, reducing our level of contractual protection and in turn exposing us to additional risks against which we may not be adequately insured.
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
Our contract drilling business is subject to the risks associated with having a limited number of customers for our services. For the year ended December 31, 2022, our five largest customers, Sonadrill, ConocoPhillips, Equinor, Var Energi and LLOG, accounted for approximately 67% of our revenues in the aggregate. In addition, mergers and acquisitions, or other forms of consolidation among oil and gas exploration and production companies will further reduce the number of available customers, which would increase the ability of potential customers to achieve pricing terms favorable to them. Our operating results could be materially adversely affected if any of our major customers fail to compensate us for our services or take actions outlined above. Please see “Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted” above for more information.
We are subject to risks of loss resulting from non-payment or non-performance by our customers and certain other third parties (including third parties providing services under various services agreements). Some of these customers and other parties may be highly leveraged and subject to their own operating and regulatory risks. If any key customers or other parties default on their obligations to us, our financial results and condition could be adversely affected. Any material non-payment or non-performance by these entities, other key customers or certain other third parties could adversely affect our financial position, operating results and cash flows.
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
Operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues. Operating revenues may fluctuate as a function of changes in supply of offshore drilling units and demand for contract drilling services. This could adversely affect our revenue from operations. For more information please see “The success and growth of our business depend on the level of activity in the offshore oil and gas industry generally, and the drilling industry specifically, which are both highly competitive and cyclical, with intense price competition and volatility”, “Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted” and “Our contract backlog for our fleet of drilling units may not be realized.”
Inflation has adversely affected, and may in the future adversely affect, our operating results.
Inflationary factors such as increases in labor costs, material costs and overhead costs have adversely affected, and may in the future adversely affect, our operating results. Inflationary pressures may also increase other costs to operate or reactivate our drilling rigs. Our contracts for our drilling rigs generally provide for the payment of an agreed dayrate per rig operating day. As a result, we may not be able to fully recover increased costs due to inflation from our customers. Continuing or worsening inflation could significantly increase our operating expenses and capital expenditures, which could in turn have a material adverse effect on our business, financial condition, results of operations or cash flows.
We rely on third-party suppliers and subcontractors to provide or maintain parts, crew and equipment, as applicable, for our projects and our operations may be adversely affected by the sub-standard performance or non-performance of those suppliers or third-party subcontractors due to production disruptions, quality and sourcing issues, labor availability, price increases or consolidation of suppliers and sub-contractors as well as equipment breakdowns.
Our reliance on third-party suppliers, manufacturers and service providers to secure equipment and crew used in our drilling operations exposes us to volatility in the quality, price and availability of such items. Certain specialized parts, crew and equipment used in our operations may be available only from a single or a small number of suppliers. A disruption in the deliveries from such third-party suppliers, capacity constraints, production disruptions, price increases, defects or quality-control issues, recalls or other decrease in the availability or servicing of parts, labor and equipment could adversely affect our ability to meet our commitments towards our customers, adversely impact operations and revenues by resulting in uncompensated downtime, reduced day rates under the relevant drilling contracts, cancellation or termination of contracts, or increased operating costs. In addition, consolidation of suppliers may limit our ability to obtain supplies and services when needed at an acceptable cost or at all.
Equipment deficiencies or breakdowns, whether due to faulty parts, quality control issues or inadequate installation, may result in increased maintenance costs and could adversely affect our operations and revenues by resulting in rig downtime or suspension of operations. Such issues could have a negative effect on our business, financial condition, and results of operations.
We engage third-party subcontractors to perform some parts of our projects and in respect of new business models a majority of the services under a project may be subcontracted to third-party subcontractors. Subcontractors are used to perform certain services and to provide certain input in areas where we do not have requisite expertise. The subcontracting of work exposes us to risks associated with planning interface non-performance, delayed performance or substandard performance by our subcontractors. Any inability to hire qualified subcontractors could hinder successful completion of a project. Further, our employees may not have the requisite skills to be able to monitor or control the performance of these subcontractors. We may suffer losses on contracts if the amounts we are required to pay for subcontractor services exceed original estimates. Remedial or mitigating actions, such as requiring contractual obligations on subcontractors that are similar to those we have with our customers, and requesting parent guarantees to cover nonperformance by subcontractors, may not be available or sufficient to mitigate the risks associated with subcontractors. Such issues could have a negative effect on our business, financial condition, and results of operations.
Further, due to an increasing number of companies in the oil and gas drilling industry entering into Chapter 11 proceedings, or similar bankruptcy proceedings, there have been continued challenges with suppliers. Some suppliers have refused to support drilling companies due to the financial impact that multiple drilling companies have encountered with the Chapter 11 process. Drilling companies have faced suppliers reluctant to enter into agreements, more upfront demand for payment, increased costs as suppliers look to recover losses that they have incurred during past few years and their sub-tier suppliers seeing raw material cost escalations that are being passed up through the supply chain. There has been lower stocking and inventory levels with our core suppliers due to market uncertainty over the past 18 months, and many companies, having made lay-offs during the pandemic, are now short staffed and struggling to fill those positions with experienced workers.
Supplier capacity constraints or shortages in parts or equipment, supplier production disruptions, supplier quality and sourcing issues or price increases could increase our operating costs, decrease our revenues and adversely impact our operations.
Our reliance on third-party suppliers, manufacturers and service providers to secure equipment used in our drilling operations exposes us to volatility in the quality, price and availability of such items. Certain specialized parts and equipment we use in our operations may be available only from a single or small number of suppliers. During periods of reduced demand, many of these third-party suppliers reduced their inventories of parts and equipment and, in some cases, reduced their production capacity. Moreover, the global supply chain has been disrupted by the COVID-19 pandemic, resulting in shortages of, and increased pricing pressures on, among other things, certain raw materials and labor. If the market for our services improves and we seek to reactivate warm or cold stacked rigs, upgrade our working rigs or purchase additional rigs, these reductions and global supply chain constraints could make it more difficult for us to find equipment and parts for our rigs. A disruption or delay in the deliveries from such third-party suppliers, capacity constraints, production disruptions, price increases (including those related to inflation and supply chain disruptions), defects or quality-control issues, recalls or other decreased availability or servicing of parts, labor and equipment could adversely affect our ability to reactivate rigs, upgrade working rigs, purchase additional rigs or meet our commitments to customers on a timely basis, adversely impact our operations and revenues by resulting in uncompensated downtime, reduced dayrates, the incurrence of liquidated damages or other penalties or the cancellation or termination of contracts, or increase our operating costs.
We may be unable to obtain, maintain, and/or renew permits necessary for our operations or experience delays in obtaining such permits including the class certifications of rigs.
The operation of our drilling units will require certain governmental approvals, the number and prerequisites of which cannot be determined until we identify the jurisdictions in which we will operate once contracts for the drilling units are secured. Depending on the jurisdiction, these governmental approvals may involve public hearings and costly undertakings on our part. We may not obtain such approvals, or such approvals may not be obtained in a timely manner. If we fail to secure the necessary approvals or permits in a timely manner, our customers may have the right to terminate or seek to renegotiate their drilling contracts to our detriment.
Every offshore drilling unit is a registered marine vessel and must be “classed” by a classification society to fly a flag. The classification society certifies that the drilling unit is “in-class,” signifying that such drilling unit has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the drilling unit’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. Our drilling units are certified as being “in class” by the American Bureau of Shipping ("ABS"), Det Norske Veritas and Germanisher Lloyd ("DNV GL"), and the relevant national authorities in the countries in which our drilling units operate. If any drilling unit loses its flag status, does not maintain its class, fails any periodical survey or special survey and/or fails to satisfy any laws of the country of operation, the drilling unit will be unable to carry on operations and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in our secured credit facilities. Any such inability to carry on operations or be employed could have a material adverse impact on the operating results.
We have experienced, and in the future may experience, risks associated with mergers, acquisitions or dispositions of businesses or assets or other strategic transactions.
As part of our business strategy, as evidenced, for example, by the Merger, we have pursued and completed, or are in the process of completing, and may continue to pursue, mergers, acquisitions or dispositions of businesses or assets or other strategic transactions that we believe will enable us to strengthen or broaden our business. Furthermore, on October 18, 2022, we closed the sale of seven jackup rigs (the “KSA Business”) to ADES Arabia Holding Ltd. for consideration of $628 million in cash, subject to adjustment for working capital and other items, and reimbursement to us for any project costs spent in relation to the reactivation of three stacked jackups, namely the West Ariel, West Cressida and West Leda. We have determined an accounting gain on disposal of $276 million, subject to final post-closing adjustments. Further, on September 30, 2022, we entered into Share Purchase Agreements under which we agreed to sell our entire 35% shareholding in Paratus Energy Services Ltd (formerly Seadrill New Finance Limited) and certain other interests. The sale was completed in February 2023. Paratus Energy Services Ltd is the entity through which investments in the SeaMex Group, Seabras Sapura and Archer Ltd were held. In connection with the sale, on March 14, 2023, we provided each of PES (as defined herein) and SeaMex Holdings Ltd (“SeaMex Holdings”) with a termination notice regarding (i) the Master Services Agreement by and between PES and Seadrill Management Ltd (“SML”), dated January 20, 2022 (the “Paratus MSA”), and (ii) the Master Services Agreement by and among SeaMex Holdings, certain operating companies party thereto and SML, dated January 20, 2022 (the “SeaMex MSA”), respectively. The Paratus MSA will terminate effective July 12, 2023; and the SeaMex MSA will terminate effective September 10, 2023. We do not believe these terminations will have a material effect on the financial condition of the Company.
We may be unable to implement these merger, acquisition and disposition elements of our strategy if we cannot identify suitable companies, businesses or assets, reach agreement on potential strategic transactions on acceptable terms, manage the impacts of such transactions on our business, obtain required consents under our debt agreements or for other reasons. Moreover, mergers, acquisitions, dispositions and other strategic transactions, such as the Merger, the disposition of the KSA Business and the disposition of the Paratus Interests, involve various risks, including, among other things, (i) difficulties relating to integrating or disposing of a business and unanticipated changes in customer and other third-party relationships subsequent thereto, (ii) the assumption of liabilities as a result of these transactions, (iii) diversion of management’s attention from day-to-day operations, (iv) failure to realize the anticipated benefits of such transactions, such as cost savings and revenue enhancements, (v) potentially substantial transaction costs associated with such transactions and (vi) potential impairment resulting from the overpayment for an acquisition and (vii) the risk that any such strategic transaction, including the merger, may not close on its expected timeframe or at all. Such transactions may also affect the diversification of our drilling rig fleet, which may leave us vulnerable to risks related to lack of diversification. See “Our drilling rig fleet is concentrated in semisubmersible rigs and drillships, which leaves us vulnerable to risks related to lack of diversification.”
From time to time, we are also approached by, and may solicit bids from, potential buyers regarding the disposition by us of drilling units, tender-assist units or other fixed assets or businesses that we determine are not core to our strategy, including with respect to assets acquired in transactions such as the Merger. We may determine that such a disposition would be in our best interests and agree to sell any or all of such assets or businesses. Such a sale could have an impact on net income, and we may recognize a gain or loss on disposal depending on whether the fair value of the consideration received is higher or lower than the carrying value of the asset.
Future mergers or acquisitions may require us to obtain additional equity or debt financing, which financing may not be available on attractive terms or at all. To the extent a transaction financed by non-equity consideration results in goodwill, it will reduce our tangible net worth, which might have an adverse effect on credit availability.
Our fleet is concentrated in semisubmersible rigs and drillships, which leaves us vulnerable to risks related to lack of diversification.
The offshore contract drilling industry is generally divided into two broad markets: deepwater and shallow water drilling. These broad markets are generally divided into smaller sub-markets based upon various factors, including the type of drilling rig and drilling environment. The primary types of drilling rigs include jackup rigs, semisubmersible rigs, drillships, platform rigs, barge rigs and submersible rigs. While all drilling rigs are affected by general economic and industry conditions, each type of drilling rig can be affected differently by changes in demand. As of December 31, 2022, we owned nine semisubmersible rigs or drillships (including one for harsh environments), and five jackups (including one for harsh environments). Our drilling rig fleet is concentrated in drillships and semisubmersible rigs, particularly as a result of the sale of the KSA Business. If the market for drillships and semisubmersible rigs should decline relative to the markets for other drilling rig types, such as jack-ups, our operating results could be more adversely affected relative to our competitors with drilling fleets that are less concentrated in drillships and semisubmersible rigs.
The international nature of our operations involves additional risks, including foreign government intervention in relevant markets, for example in Brazil and the U.K.
We operate in various regions throughout the world. As a result of our international operations, we may be exposed to political and other uncertainties, particularly in less developed jurisdictions, including risks of:
•terrorist acts, armed hostilities, war and civil disturbances, including, for example, the ongoing conflict between Russia and Ukraine;
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
•U.S., U.K., European Union (the "EU") and foreign sanctions or trade embargoes;
•receiving a request to participate in an unsanctioned foreign boycott under U.S. law;
•compliance with various jurisdictional regulatory or financial requirements;
•compliance with and changes to taxation, including any resulting tax disputes;
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
Some foreign governments favor or effectively require (i) the awarding of drilling contracts to local contractors or to drilling rigs owned by their own citizens, (ii) the use of a local agent or (iii) foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may adversely affect our ability to compete in those regions. It is difficult to predict what government regulations may be enacted in the future that could adversely affect the international drilling industry. The actions of foreign governments, including initiatives by OPEC, may adversely affect our ability to compete. Failure to comply with applicable laws and regulations, including those relating to sanctions and export restrictions, may subject us to criminal sanctions or civil remedies, including fines, the denial of export privileges, injunctions or seizures of assets , and may affect the availability of our existing financing arrangements and our ability to secure financing in the future.

In the years ended December 31, 2022, 2021 and 2020, 11%, 13% and 5%, respectively, of our revenues were derived from our Brazilian operations. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, changes in interest rates, changes in tax policies, changes in legislation, wage controls, price controls, currency devaluations, capital controls and limits on imports of goods and services. Changes to fiscal and monetary policy, the regulatory environment of our industry, and legislation could impact our performance.
The Brazilian markets have experienced heightened volatility in recent years due to the uncertainties derived from the ongoing investigations being conducted by the Office of the Brazilian Federal Prosecutor, the Brazilian Federal Police, the Brazilian Securities Commission (Comissão de Valores Mobiliários), the U.S. Department of Justice, and other Brazilian and foreign public authorities, including the largest such investigation known as Lava Jato, and the impact that such investigations have on the Brazilian economy and political environment. The ultimate outcome of certain of these investigations is uncertain, but they have already had an adverse impact on the business, image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether such allegations will lead to further political and economic instability or whether new allegations against government officials or executives will arise in the future. We also cannot predict the outcome of any such allegations on the Brazilian economy, and the Lava Jato investigation could adversely affect our business and operations.
These and other developments in Brazil’s political conditions, economy and government policies may, directly or indirectly, adversely affect our business, financial condition and operating results.
The U.K. exited the EU (“Brexit”) on January 31, 2020, consistent with the terms of the EU-UK Withdrawal Agreement, with a transition period that ended on December 31, 2020. On January 1, 2021, the U.K. left the EU Single Market and Customs Union as well as all EU policies and international agreements. As a result, the free movement of persons, goods, services and capital between the U.K. and the EU ended, and the EU and the U.K. formed two separate markets and two distinct regulatory and legal spaces. A trade agreement between the U.K. and the EU, which formally entered into force on May 1, 2021, offers U.K. and EU companies preferential access to each other’s markets, ensuring imported goods will be free of tariffs and quotas (subject to rules of origin requirements). Uncertainty exists regarding the ultimate impact of this trade agreement, as well as the extent of possible financial, trade, regulatory and legal implications of Brexit, also in light of the U.K.’s Retained EU Law Bill, which proposes to repeal or replace all EU-derived legislation by December 31, 2023. Brexit also contributes to global political and economic uncertainty, which may cause, among other consequences, volatility in exchange rates and interest rates, and changes in regulations. The Company provides contract drilling services to the international oil and gas industry and our fleet operates globally across multiple locations. Based on our global operating model and the versatility and marketability of our fleet, to date we have not seen the impact of Brexit to be significant to the Company.
In addition, the offshore drilling industry is a global market requiring flexibility for rigs, depending on their technical capability, to relocate and operate in various environments, moving from one area to another. The mobilization of rigs is expensive and time-consuming and can be impacted by several factors including, but not limited to, governmental regulation and customs practices, availability of tugs and tow vessels, weather, currents, political instability, civil unrest, and military actions, such as the conflict between Russia and Ukraine, and rigs may as a result become stranded. Some jurisdictions enforce strict technical requirements on the rigs requiring substantial physical modification to the rigs before they can be utilized. Such modifications may require significant capital expenditures, and as a result, may limit the use of the rigs in those jurisdictions in the future. In addition, mobilization carries the risk of damage to the rig. Failure to mobilize a rig in accordance with the deadlines set by a specific customer contract could result in a loss of compensation, liquidated damages or the cancellation or termination of the contract. In some cases, we may not be paid for the time that a rig is out of service during mobilization. In addition, in the hope of securing future contracts, we may choose to mobilize a rig to another geographic market without a customer contract in place. If no customer contracts are obtained, we would be required to absorb these costs. Mobilization and relocating activities could therefore potentially materially adversely affect our business, financial condition, and results of operations.
We are subject to complex environmental laws and regulations that can adversely affect us.
Our operations are subject to numerous international, national, state and local laws and regulations, treaties and conventions in force in international waters and the jurisdictions in which our drilling units operate or are registered, which can significantly affect the ownership and operation of our drilling units. These requirements include, but are not limited to:
•conventions under the auspices of the United Nation’s International Maritime Organization (“IMO”);
•the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended;
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
•the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”);
•the IMO International Convention on Load Lines of 1966, as from time to time amended;
•the International Convention for the Control and Management of Ships’ Ballast Water and Sediments of 2004, as from time to time amended (the “BWM Convention”);
•EU Directive 2013/30 on the Safety of Offshore Oil and Gas Operations;
•the U.S. Oil Pollution Act of 1990 (“OPA”);

•requirements of the U.S. Coast Guard;
•requirements of the U.S. Environment Protection Agency;
•the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”);
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
Certain environmental laws impose strict, joint and several liability for the remediation of and damages attributable to spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil or chemical spill, for which we are deemed a responsible party, could result in us incurring significant liability, including fines, penalties, criminal liability and remediation or cleanup costs and natural resource damages under other federal, state and local laws, as well as third-party damages, which could have a material adverse effect on our business, financial condition, operating results and cash flows. Future increased regulation of the shipping industry, or modifications to statutory liability schemes could, expose us to further potential financial risk in the event of any such oil or chemical spill.
We and, in certain circumstances, our customers are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations, and satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, such insurance is subject to exclusions and other limits, and there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, operating results, cash flows and financial condition. Moreover, the insurance coverage we currently hold may not be available in the future, or we may not obtain certain insurance coverage. Even if insurance is available and we have obtained the coverage, it may not be adequate to cover our liabilities, may not be available on satisfactory terms and/or subject to high premiums, or our insurance underwriters may be unable to pay compensation if a significant claim should occur. Any of these scenarios could have a material adverse effect on our business, operating results and financial condition.
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
Our drilling units could cause the release of oil or hazardous substances. Any releases may be large in quantity, above our permitted limits or occur in protected or sensitive areas where the public, environmental groups or governmental authorities have heightened or special interests. Any releases of oil or hazardous substances could result in fines and other costs to us, such as costs to upgrade our drilling rigs, clean up the releases and comply with more stringent requirements in our discharge permits, as well as subject us to third party claims for damages, including natural resource damages. Moreover, these releases may result in our customers or governmental authorities suspending or terminating our operations in the affected area, which could have a material adverse effect on our business, operating results and financial condition.
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
Any violation of anti-bribery or anti-corruption laws and regulations could have a negative impact on us.
We operate in countries known to have a reputation for corruption. We are subject to the risk that we, our affiliated entities or their respective officers, directors, employees and agents may take action determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), the United Kingdom Bribery Act 2010 (the “UK Bribery Act”), the Bermuda Bribery Act 2016 or other anti-bribery laws to which we may be subject (together, the “ABC Legislation”) and similar laws in other countries. Any violation of the FCPA, UK Bribery Act, the ABC Legislation or other applicable anti-corruption laws could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions and might adversely affect our business, financial condition and results of operations. In addition, actual or alleged violations could damage our reputation and ability to do business. Further, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

If we or our business partners do not comply with ethical business practices or with applicable laws and regulations, our reputation, business, and results of operations could be harmed.
We are subject to a number of modern slavery, human trafficking and forced labor reporting, training and due diligence laws in various jurisdictions and expect additional statutory regimes to combat these crimes to be enacted in the future. If we or our business partners fail to comply with applicable laws, regulations, safety codes, employment practices or human rights standards, our reputation and image could be harmed, and we could be exposed to litigation. Compliance with laws, such as the U.K.’s Modern Slavery Act 2015 and similar legislation, could increase costs of operations and reduce profits.
If our drilling units are located in or connected to countries that are subject to, or targeted by, economic sanctions, export restrictions, or other operating restrictions imposed by the United States, the United Kingdom, the European Union or other governments, our reputation and the market for our debt and Shares could be adversely affected.
The U.S., the U.K., the EU and other governments may impose economic sanctions against certain countries, persons and other entities that restrict or prohibit transactions involving such countries, persons and entities. U.S. sanctions in particular are targeted against countries or certain economic sectors of such countries (such as Russia, Venezuela, Iran and others) that are heavily involved in the petroleum and petrochemical industries, which includes drilling activities. U.S., U.K., European Union and other economic sanctions change frequently and enforcement of economic sanctions worldwide is increasing.
In 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of sanctions to non-U.S. companies such as ours and introduced limits on such companies and persons that do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. On August 10, 2012, the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which places further restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria. Perhaps the most significant provision in the Iran Threat Reduction Act is that prohibitions in the existing Iran sanctions applicable to U.S. persons now apply to any foreign entity owned or controlled by a U.S. person. Another major provision in the Iran Threat Reduction Act is that issuers of securities must disclose in their annual and quarterly reports filed with the SEC after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain activities involving Iran during the timeframe covered by the report. At this time, we are not aware of any activities conducted by us or by any affiliate that are likely to trigger such a disclosure requirement. On January 2, 2013, the U.S. signed into law the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”), as a part of the National Defense Authorization Act for Fiscal Year 2013. Among other measures, IFCA authorizes broad sanctions on certain activities related to Iran’s energy, shipping, and shipbuilding sectors.
The Office of Foreign Assets Control (“OFAC”) acted several times over 2019 and 2018 to add Iranian individuals and entities to its list of Specially Designated Nationals whose assets are blocked and with whom U.S. persons are generally prohibited from dealing, including re-adding on November 5, 2018, hundreds of individuals and entities that had previously been delisted in connection with the 2015 Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran’s Nuclear Program. Further, OFAC issued sanctions on specific sectors of the Iranian economy, including the iron, steel, aluminum, and copper sectors (May 8, 2019), the construction, mining, manufacturing, or textiles sectors (January 10, 2020), and the financial sector (October 8, 2020). These sector-wide sanctions also authorize the imposition of secondary sanctions on non-U.S. persons and non-U.S. financial institutions who engage in certain dealings in those sectors, including the potential designation of such persons or financial institutions themselves.
In August 2017, the U.S. passed the “Countering America’s Adversaries Through Sanctions Act” (Public Law 115-44) (“CAATSA”), which authorizes imposition of new sanctions on Iran, Russia, and North Korea. The CAATSA sanctions with respect to Russia create heightened sanctions risks for companies operating in the oil and gas sector, including companies that are based outside of the United States. OFAC maintains a sanctions program targeting Venezuela, and any new sanctions targeting Venezuela could further restrict our ability to do business in such country. On January 28, 2019, OFAC added the Venezuelan state-owned oil company, Petróleos de Venezuela, S.A., to its List of Specially Designated Nationals and Blocked Persons, increasing the sanctions risk for companies operating in the oil sector. Subsequently, on August 5, 2019, the U.S. issued Executive Order 13884 which further increased sanctions on Venezuela and blocked the entire Government of Venezuela. OFAC has also imposed sanctions on non-Venezuelan firms for operating in Venezuela. On February 18, 2020, OFAC imposed sanctions on Switzerland-based firm Rosneft Trading S.A., due to its operations in the oil sector of Venezuela. On November 30, 2020, OFAC imposed sanctions on the Chinese state-owned entity China National Electronics Imports and Export Corporation for providing support to Venezuela government entities. OFAC has since imposed sanctions on additional individuals and entities in a variety of countries involved in the petroleum and petrochemical industries.
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
On December 18, 2020, the U.S. Department of Commerce Bureau of Industry and Security (“BIS”) designated a number of Chinese parties on the Entity List, including parties involved in the offshore drilling and maritime industries such as China Communications Construction Company Ltd. Most items subject to the Export Administration Regulations (“EAR”) now require a license to export, reexport or transfer (in country) to such parties. On January 14, 2021, BIS added China National Offshore Oil Corporation to the Entity List, which was revised on June 30, 2022, to clarify that the entity listed is CNOOC Limited, a core subsidiary of China National Offshore Oil Corporation. On December 23, 2020, BIS also established a Military End User List (“MEUL”) and designated over 100 parties from China and Russia on the

MEUL, including those in the offshore drilling and maritime industries. BIS has since designated additional persons in China and Russia on the MEUL. Certain items subject to the EAR require a license from BIS to export, reexport, or transfer (in country) to such parties.
Certain parties with whom we have entered into contracts may be, or may be affiliated with, persons or entities that are the subject of sanctions imposed by the United States, the U.K., the EU or other international bodies as a result of the annexation of Crimea by Russia in March 2014 and the subsequent conflict between Russia and Ukraine from 2014 through the present, or malicious cyber-enabled activities. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such applicable sanctions, our operating results may be adversely affected, or we may suffer reputational harm. We may also lose business opportunities to companies that are not required to comply with these sanctions.
Due to the escalation of the conflict between Russia and Ukraine, starting in February 2022, the United States, the European Union, the United Kingdom, and other governments (i) designated multiple individuals and entities in Russia and Belarus with ties to those governments and/or financial and energy sectors on their respective sanctions- and export-restricted party lists, (ii) imposed comprehensive sanctions on the so-called Donetsk and Luhansk regions of Ukraine, and (iii) imposed export controls on the export, reexport, and transfer to Russia and Belarus of certain items in the maritime and other sectors.
From time to time, we may enter into drilling contracts with countries or government-controlled entities that are subject to sanctions, export restrictions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism where entering into such contracts would not violate U.S. law, or may enter into drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism. However, this could negatively affect our ability to obtain investors. In some cases, U.S. investors would be prohibited from investing in an arrangement in which the proceeds could directly or indirectly be transferred to or may benefit a sanctioned entity. Moreover, even in cases where the investment would not violate U.S. law, potential investors could view such drilling contracts negatively, which could adversely affect our reputation and the market for Shares. We do not currently have any drilling contracts or plans to initiate any drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism.
As stated above, we believe that we are in compliance with all applicable economic sanctions and embargo laws and regulations and intend to maintain such compliance. However, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Rapid changes in the scope of global sanctions may also make it more difficult for us to remain in compliance. Any violation of applicable economic sanctions could result in civil or criminal penalties, fines, enforcement actions, legal costs, reputational damage, or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in Shares. Additionally, some investors may decide to divest their interest, or not to invest, in Shares simply because we may do business with companies that do business in sanctioned countries. Moreover, our drilling contracts may indirectly involve persons subject to sanctions and embargo laws and regulations as a result of actions that do not involve us, or our drilling rigs, and even if those dealings are lawful, it could in turn negatively affect our reputation. Investor perception of the value of Shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
We have suffered, and may continue to suffer, losses through our investments in other companies in the offshore drilling and oilfield services industry, which could have a material adverse effect on us.
We currently hold investments in several other companies in our industry that own/operate offshore drilling rigs with similar characteristics to our fleet of rigs or deliver various other oilfield services. These investments include equity interests in Sonadrill and Gulfdrill. We provide various services to certain of these companies, including provision of operating and technical support and management and administrative services agreements. As of December 31, 2022, the carrying value of our equity method investments was $84 million, and the receivables from equity method investments was $28 million. This compares to $27 million and $29 million, respectively, as of December 31, 2021.
The sale of our entire 35% shareholding in Paratus Energy Services Ltd ("the Paratus Interests") was completed on February 24, 2023. As a result of the sale, we no longer hold any interest in the SeaMex Group, Seabras Sapura, or Archer Ltd. In connection with the sale, on March 14, 2023, we provided each of PES and SeaMex Holdings with a termination notice regarding (i) the Paratus MSA and (ii) the SeaMex MSA, respectively. The Paratus MSA will terminate effective July 12, 2023; and the SeaMex MSA will terminate effective September 10, 2023. We do not believe these terminations will have a material effect on the financial condition of the Company.
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
In current market conditions, we may consider entering into further joint venture arrangements where each joint venture partner bareboat charters their rigs into the joint venture entity. Through such a structure, we would seek to manage and operate all joint venture rigs and enable the group to access additional markets, increase presence in a particular market or secure drilling contracts from counterparties who may only be willing to grant those drilling contracts pursuant to or as part of implementing a joint venture with us. However, any financial return from drilling contracts will be diluted to the shareholding percentage we hold in the related joint venture entity and financial success of the joint venture will depend on the management fee rates we are able to agree with our joint venture partner.

Labor costs restrictions could increase following collective bargaining negotiations and changes in labor laws and regulations.
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
Failure to effectively and timely respond to the impact of energy rebalancing could adversely us.
Our long-term success depends on our ability to effectively respond to the impact of energy rebalancing, which could require adapting our fleet and business to potentially changing government requirements, customer preferences and customer base, as well as engaging with existing and potential customers and suppliers to develop or implement solutions designed to reduce or to decarbonize oil and gas operations or to advance renewable and other alternative energy sources. If the energy rebalancing landscape changes faster than anticipated or in a manner that we do not anticipate, demand for our services could be adversely affected. Furthermore, if we fail to, or are perceived not to, effectively implement an energy rebalancing strategy, or if investors or financial institutions shift funding away from companies in fossil fuel-related industries, our access to capital or the market for our securities could be negatively impacted.
Acts of terrorism, piracy, cyber-attacks, and political and social unrest could affect the markets for drilling services, which may have a material adverse effect on our operating results.
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
Our drilling contracts with national oil companies may expose us to greater risks than with non-governmental customers.
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
There can be no assurance that the use of our drilling units will not infringe the intellectual property rights of others.
The majority of the intellectual property rights relating to our drilling units and related equipment are owned by our suppliers. In the event that one of our suppliers becomes involved in a dispute over an infringement of intellectual property rights relating to equipment owned by us, we may lose access to repair services or replacement parts or could be required to cease using some equipment. In addition, our competitors may assert claims for infringement of intellectual property rights related to certain equipment on our drilling units and we may be required to stop using such equipment and/or pay damages and royalties for the use of such equipment. The consequences of these technology disputes involving our suppliers or competitors could adversely affect our financial results and operations. We have indemnity provisions in some of our supply contracts to give us some protection from the supplier against intellectual property lawsuits. However, we cannot make any assurances that these suppliers will have sufficient financial standing to honor their indemnity obligations or guarantee that the indemnities will fully protect us from the adverse consequences of such technology disputes. We also have provisions in some of our client contracts to require the client to share some of these risks on a limited basis, but we cannot provide assurance that these provisions will fully protect us from the adverse consequences of such technology disputes. For information on certain intellectual property litigation that we are currently involved in, please see Note 30 – "Commitments and contingencies" to the Consolidated Financial Statements included herein.
The novel coronavirus, or COVID-19, pandemic has affected and may materially adversely affect, and any future outbreak of any other highly infectious or contagious diseases may materially adversely affect us..
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
To the extent the COVID-19 pandemic, and any future outbreak of any other highly infectious or contagious diseases, adversely affects our business and financial results, it may also have the effect of heightening many of the other risks set forth herein, such as those relating to our financial performance, our ability to access capital and credit markets, our credit ratings and debt obligations. The rapid development and fluidity of COVID-19, and any future outbreak of any other highly infectious or contagious diseases, precludes any prediction as to the ultimate adverse impact of an outbreak on our business. The impact will depend on numerous evolving factors and future developments that we are not able to predict, including the length of time that the pandemic continues, its effect on the demand for natural gas, NGLs and oil, the response of the overall economy and the financial markets as well as the effect of governmental actions taken in response to the pandemic.
Risks relating to Our Shareholders
The obligations of being a listed public company, including compliance with the reporting requirements of the Norwegian Securities Trading Act, the OSE Issuer Rules, the Exchange Act and the NYSE Listed Company Manual, require certain resources and have caused us to incur additional costs.
We are subject to reporting and other requirements as a result of our listing on the NYSE and the OSE. As a result of these listings we incur costs in complying with applicable statutes, regulations and requirements related to being a listed public company, which also occupy additional time of our Board and management, and we are also subject to additional public and regulatory scrutiny.
Following our emergence from bankruptcy, there is significant overlap between our lenders and shareholders, and these two groups may have conflicting interests and incentives.
Following our emergence from bankruptcy, and pursuant to the Plan, we issued the majority of Shares to our creditors, and there remains significant overlap between the lenders under our credit facilities and our shareholder base. The interests of our lenders and our other shareholders may not necessarily be aligned, and they may therefore have different views on some or all matters. This may make it more difficult for us to obtain shareholder or lender consents in circumstances that would be beneficial to our shareholders who are not our lenders, or which would otherwise be beneficial for our business. Any failure to obtain such consents could materially harm our business.
A delisting of the Shares from NYSE or OSE could negatively impact us.
A delisting of the Shares from NYSE or OSE could negatively impact us because it could (i) reduce the liquidity and market price of Shares, (ii) reduce the number of investors willing to hold or acquire Shares, which could negatively impact our ability to raise equity financing, (iii) limit our ability to offer and sell freely tradable securities, including under U.S. State securities laws, thereby preventing us from accessing the public capital markets, (iv) impair our ability to provide equity incentives to our employees, and (v) lead to a default under one or more of our credit facilities under certain circumstances.
The price of Shares may be volatile or may decline regardless of our operating performance, and investors may not be able to resell Shares at or above their initial purchase price.
The market price for Shares may be volatile and may fluctuate significantly in response to a number of factors, most of which we cannot control, including, among others:
•announcements concerning the offshore drilling market, including changes in oil and gas prices and the state of the global economy and market outlook for our various geographical operating sectors and classes of rigs;
•fluctuations in the market value of our drilling units and the amount of debt we can incur under certain covenants in its current and future debt financing agreements;
•general and industry-specific economic conditions, including, for example, inflationary pressures, rising interest rates, and resulting fears of recession;
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
•changes or proposed changes in laws or regulations affecting the oil and gas industry or enforcement of these laws and regulations, or announcements relating to these matters; and

•general market, political and economic conditions, including, for example, the ongoing conflict between Russia and Ukraine, and any such conditions and local conditions in the markets in which we operate.
These and other factors may lower the market price of Shares, regardless of our actual operating performance. In the event of a drop in the market price of Shares, investors could lose a substantial part or all of their investment in Shares. In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Shareholders may initiate securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from the business, which could have a negative effect on the operating results and thus the price for Shares.
The market price of Shares has fluctuated widely and may fluctuate widely in the future.
The market price of Shares has fluctuated widely and may continue to do so as a result of many factors, such as actual or anticipated fluctuations in our operating results, the outcome of any consent or negotiations with our lenders under our secured credit facilities, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. If an active trading market for Shares does not continue, the price of Shares may be more volatile and it may be more difficult and time consuming to complete a transaction in Shares, which could have an adverse effect on the realized price of Shares. In addition, an adverse development in the market price for Shares could negatively affect our ability to issue new equity to fund our activities.
The issuance of share-based awards may dilute investors’ holding of Shares.
On August 6, 2022, the Board approved a new management incentive plan (the “Management Incentive Plan”) under which awards may be made to certain members of Seadrill’s management and other leading employees. The Management Incentive Plan is designed to align the interests of eligible participants with those of Seadrill’s shareholders by providing long-term incentive compensation opportunities tied to the participants’ continued services to Seadrill and the performance of Seadrill and the value of the Shares. An aggregate of 5.5% of the Shares are reserved for issuance for grant to our employees pursuant to awards to be made under our Management Incentive Plan in accordance with the Management Incentive Plan. To date, we have granted a total of 195,292 Time-Vested Restricted Stock Units (“RSUs”) and 360,476 Performance Restricted Stock Units (“PSUs”) pursuant to our Management Incentive Plan. Vested RSUs and PSUs will be settled and issued in cash and, if the Management Incentive Plan is approved by the shareholders, the awards may be settled in Shares at the election of the Joint Nomination and Remuneration Committee. The exercise of equity awards, including any share options that we may grant in the future, could have an adverse effect on the market for Shares, including the price that an investor could obtain for their Shares. Investors may experience dilution in the net tangible book value of their investment upon the exercise of any share options that may be granted or issued pursuant to management or employee incentive plans in the future.
Substantial sales of or trading in Shares could occur, which could cause the share price to be adversely affected.
A limited number of shareholders own a substantial portion of Shares. Pursuant to the Plan, on February 22, 2022, the Company entered into the Bankruptcy Registration Rights Agreement (as defined herein) , which, among other things, grants the Holders (as defined herein) demand and shelf registration rights as well as piggyback registration rights, subject to the limitations set forth in the Bankruptcy Registration Rights Agreement. Pursuant to their registration rights, Holders have the right to request in writing that the Company register for resale all or part of the Registrable Securities (as defined in the Bankruptcy Registration Rights Agreement) pursuant to an effective registration statement, subject to certain conditions. Additionally, in connection with closing the Merger, Seadrill has executed the Merger Registration Rights Agreement (as defined herein) in favor of certain holders and beneficial owners of Aquadrill Common Units (as defined herein), collectively holding more than 75% of the issued and outstanding Aquadrill Common Units and each of which, either individually or together with its affiliated investment funds or other entities managed or advised by it, held over five percent of the issued and outstanding Aquadrill Common Units (the “Consenting Members”), the form of which was included as an exhibit to the Agreement and Plan of Merger (the “Merger Agreement”) by and among Seadrill, Aquadrill and Seadrill Merger Sub, LLC, a Marshall Islands limited liability company (“Merger Sub”), pursuant to which Merger Sub merged with and into Aquadrill, with Aquadrill surviving the merger as a wholly owned subsidiary of Seadrill (as defined herein). A copy of the Merger Registration Rights Agreement is included as Exhibit 2.4 to this annual report and is incorporated herein by reference. The Merger Registration Rights Agreement provides for customary demand and piggyback registration rights consistent with Seadrill’s existing obligations under the Bankruptcy Registration Rights Agreement.
Sales of substantial amounts of Shares in the public market, or the perception that such sales could occur, may adversely affect the market price of Shares, making it more difficult for holders to sell their Shares at a time and price that they deem appropriate. In addition, investment firms that are party to certain put and call agreements may hedge their positions by trading Shares. The sale of significant amounts of Shares, substantial trading in Shares, hedging activities or the perception in the market that any of these activities will occur, may adversely affect the market price of Shares. Sales of Shares could also impair our ability to raise capital, should we wish to do so, which may cause the Share price to decline. We cannot predict what effect, if any, future sales of Shares, or the availability of Shares for future sales, will have on their market price.
We may pay little or no dividends on Shares.
The payment of any future dividends to the Company’s shareholders will depend on decisions that will be made by the Board of Directors and will depend on then-existing conditions, including the Company’s operating results, financial conditions, contractual and financing restrictions, corporate law restrictions, capital agreements, the applicable laws of Bermuda and business prospects. The Company may pay little or no dividends for the foreseeable future.

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
A foreign corporation will be treated as a “passive foreign investment company” (PFIC), for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For the purposes of these tests, income derived from the performance of services does not constitute “passive income.” As discussed further below, U.S. shareholders of a PFIC are subject to certain adverse U.S. federal income tax consequences including a disadvantageous U.S. federal income tax regime with respect to distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
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
If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders may face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended, ("the Code") (which election could itself have adverse consequences for such shareholders, as further discussed under Item 10 - “Additional Information - E. Taxation”), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of Shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of Shares. In the event that our shareholders face adverse U.S. federal income tax consequences as a result of investing in Shares, this could adversely affect our ability to raise additional capital through the equity markets. See Item 10 - “Additional Information - E. Taxation” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.
Investors are encouraged to consult their own tax advisers concerning the overall tax consequences of the ownership and disposition of Shares arising in an investor’s particular situation under U.S. federal, state, local or foreign law.
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
Our Bye-Laws limit shareholders’ ability to bring legal action against our officers and directors.
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
We are permitted to follow certain home country practices in relation to our corporate governance instead of certain NYSE rules.
As a foreign private issuer, we are permitted to adopt certain home country practices in relation to our corporate governance matters that differ significantly from the NYSE corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As an issuer whose shares are listed on the NYSE, we are subject to corporate governance listing standards of the NYSE. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Bermuda, which is our home country, may differ significantly from NYSE corporate governance listing standards. We follow certain home country practices instead of the relevant NYSE rules. Therefore, our shareholders may be afforded less protection than they otherwise would have under NYSE corporate governance listing standards applicable to U.S. domestic issuers.
Investors with Shares registered in a nominee account will need to exercise voting rights through their nominee.
Beneficial owners of Shares that are registered in a nominee account (such as through brokers, dealers or other third parties) with the Depository Trust Company (“DTC”) or the Norwegian Central Securities Depository (“VPS”) will not be able to exercise voting rights directly, and they will need to receive the voting materials and provide instructions through their nominee prior to the general meetings. We can provide no assurances that beneficial owners of Shares will receive the notice of a general meeting in time to instruct their nominees accordingly or otherwise vote their Shares in the manner desired by such beneficial owners.
General Risk Factors
We may recognize impairments on long-lived assets, including goodwill and other intangible assets, or recognize impairments on our equity method investments.
We regularly evaluate the value of our property and equipment, primarily our drilling rigs. If we determine that a drilling unit’s book value is not recoverable over its remaining asset life, we would be required to record an impairment charge resulting in a loss being recorded in our financial statements. Impairments can have a significant negative impact on our financial statements and our overall financial performance.
We may face financial losses in the future due to a range of factors such as a decline in demand for offshore drilling rigs. The offshore drilling industry has historically been cyclical, and we have experienced periods where rigs have been idle or underused for long periods where there has been a surplus of available drilling rigs. Additionally, during such periods, we have been required to reduce dayrates to remain competitive. Future decreases in demand for our units, or other adverse events, could lead to impairment charges.
For example, before our emergence from Chapter 11, Seadrill’s predecessor entity recorded impairment charges against its drilling units of $152 million in the year ended December 31, 2021, and $4,087 million in the year ended December 31, 2020. Seadrill’s predecessor entity also recorded impairment charges against intangible assets of $21 million in the year ended December 31, 2020. Similar events in the future may impact our future financial performance and results.
Interest rate fluctuations could affect our earnings and cash flows.
In order to finance our growth, we have incurred significant amounts of debt. Our secured credit facilities have floating interest rates. As such, significant movements in interest rates, including the recent rise in interest rates, could have an adverse effect on our earnings and cash flows to the extent interest becomes payable. To manage our exposure to interest rate fluctuations through interest rate swaps on May 11, 2018 we entered into an agreement, that runs until June 15, 2023, to hedge part of our interest rate risk, through the purchase of an interest rate cap. Please see Item 11 - “Quantitative and qualitative disclosures about market risk” for further details of our use of derivatives to mitigate exposures to interest rate risk.
If we are unable to effectively manage our interest rate exposure through interest rate derivatives in the future, any increase in market interest rates would increase our interest rate exposure and debt service obligations, which would exacerbate the risks associated with our leveraged capital structure.
The transition away from LIBOR may adversely affect our cost to obtain financing and cause our debt service obligations to increase.
Certain of our agreements use the London Interbank Offered Rate (“LIBOR”) as a “benchmark” or “reference rate” for establishing various terms. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, stopped publishing one-week and two-month U.S. Dollar (“USD”) LIBOR rates after 2021, with remaining USD LIBOR rates ceasing to be published after June 30, 2023. In the United States, the U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, has proposed the Secured Overnight Financing Rate (“SOFR”), a new index calculated by short-term repurchase agreements backed by U.S. Treasury securities, as an alternative to LIBOR. These reforms and other pressures may cause LIBOR to disappear entirely or to perform differently than in the past.
There is no guarantee that a transition from LIBOR to an alternative reference rate will not result in financial market disruptions or significant increases in benchmark rates or financing costs to borrowers. Uncertainty as to the nature of such phase out and selection of an alternative reference rate, together with potential disruption in the financial markets, could increase the cost of our variable rate indebtedness.
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

We use the U.S. dollar as our functional currency because the majority of our revenues and expenses are denominated in U.S. dollars. Accordingly, our reporting currency is also U.S. dollars. We do, however, earn revenues and incur expenses in other currencies such as Norwegian krone (NOK), U.K. pounds sterling, Brazilian real and Angolan Kwanza and there is a risk that currency fluctuations could have an adverse effect on our statements of operations and cash flows. In addition, Brexit, or similar events in other jurisdictions, can impact global markets, which may have an adverse impact on our business and operations as a result of changes in currency, exchange rates, tariffs, treaties and other regulatory matters.
A change in tax laws in any country in which we operate could result in higher tax expense.
We conduct our operations through various subsidiaries in countries throughout the world. Tax laws, regulations and treaties are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, regulations and treaties in and between the countries in which we operate, including treaties between the United States and other nations. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, regulations or treaties, including those in and involving the United States, and the OECD’s 2.0 initiative, Pillar 2, if implemented in countries that we operate in or in the interpretation thereof, or in the valuation of our deferred tax assets, which is beyond our control, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings.
The United States enacted the Inflation Reduction Act of 2022 (the “Inflation Reduction Act”) on August 16, 2022. This law imposes, among other things, a 15% corporate alternative minimum tax on adjusted financial statement income, and a 1% excise tax on certain corporate stock repurchases occurring after December 31, 2022. While we believe these tax law changes have no immediate effect on us and are not expected to have a material adverse effect on our results of operations going forward, it is unclear how they will be implemented by the U.S. Department of Treasury and what, if any, impact they will have on our tax rate. We will continue to evaluate the impact of the Inflation Reduction Act as further information becomes available.
A loss of a major tax dispute or a successful tax challenge to our operating structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries could result in higher taxes on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.
Our tax returns are subject to review and examination. We do not recognize the benefit of income tax positions we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges our operational structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries; or if the terms of certain Double Tax Treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, our taxes on our worldwide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected. For additional information on tax assessments and claims issued, refer to Note 13 - “Taxation” to the Consolidated Financial Statements.
Legislation enacted in Bermuda as to Economic Substance may affect our operations
Pursuant to the Economic Substance Act 2018 (as amended) and related regulations (the “ESA”), which came into force on January 1, 2019, a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda (“non-resident entity”) that carries on as a business any one or more of the “relevant activities” referred to in the ESA must comply with economic substance requirements. The ESA may require in-scope Bermuda entities which are engaged in such “relevant activities” to be directed and managed in Bermuda, have an adequate level of qualified employees in Bermuda, incur an adequate level of annual expenditure in Bermuda, maintain physical offices and premises in Bermuda or perform core income-generating activities in Bermuda. The list of “relevant activities” includes carrying on any one or more of the following activities: banking, insurance, fund management, financing and leasing, headquarters, shipping, distribution and service center, intellectual property and holding entities. An in-scope Bermuda entity that carries on a relevant activity is obliged under the ESA to file a declaration with the Bermuda Registrar of Companies on an annual basis containing certain information. The ESA could affect the manner in which we (or any of our Bermuda subsidiaries) operate our business, which could adversely affect our business, financial condition and operating results. If we were required to satisfy economic substance requirements in Bermuda but failed to do so, we could face automatic disclosure to competent authorities in the European Union of the information filed by the entity with the Bermuda Registrar of Companies in connection with the economic substance requirements and may also face financial penalties, restriction or regulation of its business activities and/or may be struck off as a registered entity in Bermuda.
We may be subject to litigation, arbitration, other proceedings and regulatory investigations that could have an adverse effect on us.
We are currently involved in various litigation and arbitration matters, and we anticipate that we will be involved in dispute matters from time to time in the future. The operating and other hazards inherent in our business expose us to disputes, including personal injury disputes, worker health and safety matters, environmental and climate change litigation, contractual disputes with customers or lessors of rigs that we have leased, or may in the future lease, such as the West Linus and West Hercules rigs, intellectual property and patent disputes, tax or securities disputes, regulatory investigations and maritime lawsuits, including the possible arrest of our drilling units. We cannot predict, with certainty, the outcome or effect of any claim or other dispute matters, or a combination of these. If we are involved in any future disputes, or if our positions concerning current disputes are found to be incorrect, there may be an adverse effect on our business, financial position, operating results and available cash, because of potential negative outcomes, the costs associated with asserting our claims or defending such lawsuits or proceedings, and the diversion of management’s attention to these matters. For additional information on litigation matters that we are currently involved in, please see Item 8 - “Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings”.

If we fail to comply with requirements relating to internal control over financial reporting our business could be harmed and the price of Shares could decline.
Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require that we assess our internal control over financial reporting annually. The rules governing the standards that must be met for management to assess its internal control over financial reporting are complex. They require significant documentation, testing, and possible remediation of any significant deficiencies in and / or material weaknesses of internal controls in order to meet the detailed standards under these rules. Although we have evaluated our internal control over financial reporting as effective as of December 31, 2022, in future fiscal years, we may encounter unanticipated delays or problems in assessing our internal control over financial reporting as effective or in completing our assessments by the required dates, which could lead to a decline in the price of Shares, limit our ability to access the capital markets in the future, and require us to incur additional costs to improve our internal control over financial reporting and disclosure control systems and procedures. Further, if lenders and other debt financing sources lose confidence in the reliability of our financial statements, it could have a material adverse effect on our ability to secure replacement or additional financing, or amendments to our existing secured credit facilities, on terms acceptable to us or at all.
Data protection and regulations related to privacy, data protection and information security could increase our costs, and our failure to comply could result in fines, sanctions or other penalties, which could materially and adversely affect on us and our reputation.
We are subject to regulations related to privacy, data protection and information security in the jurisdictions in which we do business. As privacy, data protection and information security laws are interpreted and applied, compliance costs may increase, particularly in the context of ensuring that adequate data protection and data transfer mechanisms are in place.
In recent years, there has been increasing regulatory enforcement and litigation activity in the areas of privacy, data protection and information security in the U.S. and in various countries in which we operate. In addition, legislators and/or regulators in the U.S., the U.K., the EU and other jurisdictions in which we operate are increasingly adopting or revising privacy, data protection and information security laws that could create compliance uncertainty and could increase our costs or require us to change our business practices in a manner adverse to our business. For example, the EU and U.S. Privacy Shield framework was designed to serve as an appropriate safeguard in relation to international transfers of personal data from the EEA to the U.S. However, this self-certification faces a number of legal challenges and is subject to annual review. This has resulted in some uncertainty and obligations to look at other appropriate safeguards to protect the security and confidentiality of personal data in the context of cross-border data transfers. Moreover, compliance with current or future privacy, data protection and information security laws could significantly impact our current and planned privacy, data protection and information security related practices, our collection, use, sharing, retention and safeguarding of consumer and/or employee information, and some of our current or planned business activities. Our failure to comply with privacy, data protection and information security laws could result in fines, sanctions or other penalties, which could materially and adversely affect our operating results and overall business, as well as have an impact on our reputation. For example, the General Data Protection Regulations (EU) 2016/679 (the “GDPR”), as supplemented by any national laws (such as in the U.K., the Data Protection Act 2018) and further implemented through binding guidance from the European Data Protection Board, came into effect on May 25, 2018. The GDPR expanded the scope of the EU data protection law to all foreign companies processing personal data of EEA individuals and imposed a stricter data protection compliance regime, including the introduction of administrative fines for non-compliance up to 4% of global total annual worldwide turnover or €20 million (whichever is higher), depending on the type and severity of the breach, as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 GDPR and the reputational damages that our business may be facing as a result of any personal data breach or violation of the GDPR.
Risks Relating to the Merger
Seadrill in the future may be the target of securities class action and derivative lawsuits, which could result in substantial costs.
Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements in an effort to seek monetary relief. Even if any future lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. The costs of defending the litigation, even if resolved in Seadrill’s favor, could be substantial and such litigation could distract Seadrill from pursuing other potentially beneficial business opportunities.
The Merger may not be accretive, and may be dilutive, to Seadrill’s earnings per share, which may negatively affect the market price of
Shares.
Because Shares have been issued in connection with the Merger, it is possible that, although Seadrill currently expects the Merger to be accretive to earnings per share, the Merger may be dilutive to Seadrill earnings per share, which could negatively affect the market price of Shares. There were 29,866,505 Shares issued in connection with the merger, including to the Chief Executive Officer of Aquadrill and in exchange for Aquadrill equity awards. The issuance of these new Shares could have the effect of depressing the market price of Shares, through dilution of earnings per share or otherwise. Any dilution of, or delay of any accretion to, Seadrill’s earnings per share could cause the price of Shares to decline or increase at a reduced rate

ITEM 4.INFORMATION ON THE COMPANY
A.HISTORY AND DEVELOPMENT OF THE COMPANY
1) Company Details
Seadrill Limited (previously known as “Seadrill 2021 Limited”) (the “Successor”), is an exempted company limited by shares incorporated under the laws of Bermuda and in accordance with the Bermuda Companies Act 1981 (the “Bermuda Companies Act”). It was incorporated on October 15, 2021, under the name Seadrill 2021 Limited. On the Effective Date it became the ultimate parent holding company of the Seadrill Limited group of companies (the “Group”) , at which point its name was changed to Seadrill Limited. The Company is registered with the Bermuda Registrar of Companies under registration number 202100496.
From July 2, 2018, to the Effective Date, the ultimate parent holding company of the Group was Seadrill Limited, an exempted company limited by shares incorporated under the laws of Bermuda on March 14, 2018 with registration number 53439 (“Old Seadrill Limited” or the “Predecessor”).
Old Seadrill Limited was previously listed under the symbol “SDRL” on the NYSE and the OSE. On June 19, 2020, it was delisted from the NYSE and traded on the OTC Pink Market ("OTCPK") under the symbol “SDRLF”. Following the Effective Date, trading of Old Seadrill Limited’s shares was suspended on both exchanges.
On April 28, 2022, Seadrill Limited completed a listing of its shares on Euronext Expand. On October 11, 2022, Seadrill Limited received approval to relist its Shares on the NYSE under the ticker symbol “SDRL”. The Shares commenced trading on October 14, 2022. Following the listing on the NYSE, the status of Seadrill Limited’s listing on the Euronext Expand market of the OSE was changed from a primary to a secondary listing.
On November 17, 2022, the Shares were moved from the Euronext Expand market to the main list of the OSE.
Seadrill Limited’s principal executive office is at Park Place, 55 Par-la-Ville Road, Hamilton HM 11, Bermuda. Telephone: +1 (441) 242 1500 and fax: +1 (441) 295-3494. The Group’s website address is www.seadrill.com. Seadrill’s agent for service of process in the United States is Brett Cole of Seadrill Americas Inc. at 11025 Equity Dr., Suite 150, Houston, Texas.
2) Significant developments since January 1, 2022
This section outlines significant events in the development of our business from the beginning of our last full financial year until the issue date of this report. It includes information on any material reclassification, merger, or consolidation of the Company or its significant subsidiaries; acquisitions or dispositions of material assets outside the ordinary course of business; material changes in the mode of conducting business; material changes in the types of products produced or services rendered; name changes; or any bankruptcy, receivership, or similar proceedings with respect to the Company or its significant subsidiaries.
i. Chapter 11 reorganization
On February 22, 2022, Seadrill concluded its comprehensive restructuring process and emerged from Chapter 11 proceedings. The following major changes to Seadrill’s capital structure were achieved through the restructuring:
1.Additional $350 million of liquidity raised;
2.Obligations under external credit facilities decreased from $5,662 million to $683 million of reinstated debt with maturity in 2027;
3.Future obligations under capital lease arrangements in respect of the West Taurus, West Hercules and West Linus substantially eliminated; and
4.Elimination of guarantees previously provided to holders of the senior notes issued by the Seadrill New Finance Limited group ("NSNCo").
Seadrill emerged from bankruptcy with cash of $509 million, of which $355 million was unrestricted and $154 million was restricted. Seadrill also had $125 million undrawn on its new revolving credit facility which together with the unrestricted cash provided $480 million of liquidity to the Successor company. Following emergence, Seadrill had total debt obligations of $908 million. This comprised $683 million outstanding on reinstated credit facilities; $175 million drawn on its new term loan; and $50 million aggregate principal amount of senior convertible bonds.
In order to substantially eliminate future commitments under capital lease arrangements with SFL, Seadrill rejected the West Taurus lease through the bankruptcy court in early 2021 and negotiated amendments to the leases of West Hercules and West Linus in August 2021 and February 2022, respectively. The amended leases for West Hercules and West Linus were short term; the West Linus was returned to SFL on September 30, 2022, and The West Hercules was returned to SFL in December 2022. In addition to reducing the lease terms, the lease amendments extinguished Seadrill’s obligations to purchase the units at the end of the leases (amongst other changes).
As part of Seadrill’s wider process, NSNCo, now Paratus Energy Services Ltd ("PES"), the holding company for investments in SeaMex, Seabras Sapura, and Archer, concluded a separate restructuring process on January 20, 2022. The restructuring was achieved using a pre-packaged Chapter 11 process and had the following major impacts:
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
For a detailed description of Seadrill's comprehensive restructuring, please refer to Note 4 - "Chapter 11" of the accompanying financial statements.
ii. Listing on Oslo Stock Exchange and New York Stock Exchange
Shares commenced trading on the Euronext Expand market of the OSE on April 28, 2022, under the ticker “SDRL". On October 11, 2022, Seadrill received approval to relist its Shares on the NYSE under the ticker symbol “SDRL”. The Shares commenced trading on October 14, 2022. Following the listing on the NYSE, the status of Seadrill’s listing on the Euronext Expand market of the OSE changed from primary to secondary listing. On November 17, 2022, the Shares were moved from the Euronext Expand market to the main list of the OSE.
iii. Rig disposal program
Seadrill previously initiated a program to dispose of long-term cold stacked units. Under this program, all cold stacked units were reviewed to identify units that were unlikely to secure work that offered a satisfactory return on the cost of the reactivation. In total ten units were identified for disposal with seven units being sold in 2021 and the remaining three units being sold in 2022. The units sold in 2022 include the West Venture, Sevan Driller and Sevan Brasil. The West Venture was sold to Rota Shipping for recycling on January 19, 2022 for $7 million. The Sevan Driller and Sevan Brasil were sold to New Fortress Energy on April 7, 2022 for $18 million and $6 million respectively. Proceeds from the disposals, less any sales costs, were repaid to the lenders holding the relevant security following Seadrill’s emergence from Chapter 11.
iv. Rig reactivations
Seadrill has commenced reactivation of five previously cold-stacked drilling units. Reactivation of the drillships West Carina and West Jupiter commenced in December 2021 and February 2022 respectively, with reactivation of the jackup rigs West Ariel, West Leda, and West Cressida commencing in April 2022. Reactivation projects for the West Carina and West Jupiter are complete, and with both rigs mobilizing for operations in Brazil. The West Carina commenced operations in November 2022 and the West Jupiter commenced operations in December 2022. Reactivation projects for the West Ariel, West Leda, and West Cressida were handed over to ADES Arabia Holding Ltd. following the sale of jackup units, described below.
v. Lease of West Gemini to Sonadrill joint venture
On July 1, 2022, Seadrill novated two drilling contracts for the West Gemini in Angola to the Sonadrill joint venture and leased the West Gemini to Sonadrill for the duration of the contracts. Seadrill will continue to manage the rig on behalf of Sonadrill.
vi. Sale of jackup units in the Kingdom of Saudi Arabia
On September 1, 2022, Seadrill entered into a share purchase agreement (the “Jackup SPA”) with subsidiaries of ADES Arabia Holding Ltd (together, “ADES”) for the sale of entities that own and operate seven jackup units (the “Jackup Sale”) in the Kingdom of Saudi Arabia. Following entry into the Jackup SPA, we have reclassified the KSA Business as a discontinued operation, and its results have been reported separately from Seadrill’s continuing operations for both the current and comparative periods. The assets and liabilities of the KSA Business were reclassified as held for sale. On October 18, 2022, the Jackup Sale closed and the rigs AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida, and West Leda, are now owned by ADES. ADES employs the crews operating the rigs and holds the drilling contracts related to the rigs. The initial consideration for the Jackup Sale was $670 million, comprising initial consideration of $628 million and reimbursements to Seadrill of $50 million, for estimated working capital and project costs spent, at the time of closing, in relation to the reactivation of the three stacked jackups: the West Ariel, West Cressida and West Leda, less $8 million held in escrow until completion of these rig reactivation projects. We have reported an accounting gain on sale through discontinued operations of $276 million. The final sale consideration and accounting gain remain subject to further adjustment for working capital finalization and the resolution of certain indemnities and warranties provided to ADES through the sale. For further details on the Jackup Sale, please see Note 32 of the accompanying financial statements.
vii. Redelivery of leased units to SFL Corporation
The harsh environment jackup unit, West Linus, and the harsh environment semi-submersible unit, West Hercules, were redelivered to SFL Corporation on September 30, 2022 and December 22, 2022 respectively. On March 5, 2023, Seadrill was served with a claim from SFL Hercules Ltd., filed in the Oslo District Court in Norway, relating to our redelivery of the rig West Hercules to SFL in December 2022. In its petition, SFL claims that the rig was not redelivered in the condition required under our contract with SFL and seeks damages in the amount of approximately NOK300 million (approximately $28 million). We are currently assessing the claim and intend to vigorously defend our position. At this time, we are unable to determine an amount or range of possible loss, if any. See “Risks Relating to Seadrill—Risks Relating to Our Company and Industry—We may be subject to litigation, arbitration, other proceedings and regulatory investigations that could have an adverse effect on us.”
viii. Paratus Energy Services Ltd disposal
On September 30, 2022, Seadrill entered into share purchase agreements under which it agreed to sell its entire 35% shareholding in Paratus Energy Services Ltd (formerly Seadrill New Finance Limited) (“PES”) and certain other interests (the “PES Sale”). The PES Sale was completed in February 2023. PES is the entity through which investments in the SeaMex Group, Seabras Sapura, and Archer Ltd were held. In connection with the sale, on March 14, 2023, we provided each of PES and SeaMex Holdings with a termination notice regarding (i) the Paratus MSA and (ii) the SeaMex MSA, respectively. The Paratus MSA will terminate effective July 12, 2023; and the SeaMex MSA will terminate effective September 10, 2023. We do not believe these terminations will have a material effect on the financial condition of the Company.
ix. Payments under second lien facility
On October 18, 2022, in connection with the Jackup Sale, Seadrill made a mandatory payment of $204 million under its secured second lien debt facility. The payment was comprised of $192 million in debt principal, $10 million in exit fee, and $2 million in accrued interest. On November 14, 2022, Seadrill made a voluntary payment of $269 million under its second lien debt facility. This payment was comprised of $250 million in debt principal, $13 million in exit fee, and $6 million in accrued interest.
On February 10, 2023, Seadrill made a voluntary payment of $118 million under its second lien debt facility. This payment was comprised of $110 million in debt principal, $6 million in exit fee, and $2 million in accrued interest. On March 15, 2023, Seadrill made a further voluntary payment of $44 million under its secured second lien debt facility. The payment was comprised of $40 million in debt principal, $2 million in exit fee, and $2 million in accrued interest. As such, in total, Seadrill made payments under its second lien debt facility of $635 million, including $592 million in debt principal.
x. Acquisition of Aquadrill
On December 22, 2022, Seadrill entered into the Agreement and Plan of Merger (the “Merger Agreement”) by and among Seadrill, Aquadrill (formerly Seadrill Partners) and Seadrill Merger Sub, LLC, a Marshall Islands limited liability company (“Merger Sub”), pursuant to which Merger Sub merged with and into Aquadrill, with Aquadrill surviving the merger as a wholly owned subsidiary of Seadrill (the “Merger”). On April 3, 2023 (the “Closing Date”), Seadrill completed the Merger. In connection with the Merger, Seadrill issued approximately 29.9 million Shares to Aquadrill unitholders and equity award holders, as well as the Chief Executive Officer of Aquadrill, representing approximately 37% of the post-Merger issued and outstanding Shares.

As a result of the Merger, Seadrill acquired Aquadrill’s four drillships, one semi-submersible and three tender-assist units. As of the date of this report, Seadrill (i) owns 12 floaters (including seven 7th generation drillships, three 6th generation drillships, and two benign environment semi-submersible units), three harsh environment rigs, four benign jackups and three tender-assisted rigs and (ii) manages seven additional rigs under management service arrangements with Sonadrill and SeaMex. See “Termination of MSAs” above.

As previously disclosed, the Board of Directors viewed the following factors, among others, as generally favorable in its determination and approval of the Merger: (A) the combined company is expected to (i) be in a position to serve a broader range of customers, (ii) have a more substantial presence in the offshore drilling market, (iii) take on Aquadrill drilling units without taking on a substantial cost structure, (iv) have a diversified portfolio of contract coverage and (v) given the extensive history between Aquadrill and Seadrill, be positioned to rapidly integrate the two businesses, and (B) the Seadrill management team’s familiarity with the business, assets and competitive position of Aquadrill.

The Merger will be accounted for as a business combination under the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, with Seadrill anticipated to be the accounting acquirer. Under this method, the purchase consideration in the Merger will reflect the Shares issued in connection with the Merger, as described above. The issuance of these Shares was recorded at a fair value of $1.2 billion on the Closing Date, measured with reference to Seadrill’s closing Share price of $41.6 on that day. Concurrently, the assets acquired, and liabilities assumed, were recorded on Seadrill’s consolidated balance sheet at their respective fair values. Any difference between the fair value of consideration issued and the fair value of assets acquired, and liabilities assumed, will be recorded as goodwill or a bargain purchase gain. Following the Closing Date, Seadrill will reflect the results, cashflows, and financial position of Aquadrill through its financial statements.

Due to the proximity of the Closing Date to the issuance of this report, management has not yet completed a fair value assessment of the identified assets acquired, and liabilities assumed, of Aquadrill at the Closing Date. Accordingly, no estimate is currently made for any goodwill or bargain purchase gain that may be recognized in connection with the Merger.

Additionally, in connection with the closing of the Merger, Seadrill executed a registration rights agreement (the “Merger Registration Rights Agreement”) with certain holders and beneficial owners of common units representing membership interests of Aquadrill, a copy of which is included as Exhibit 2.4 to this annual report and incorporated by reference herein. The Merger Registration Rights Agreement provides for customary demand and piggyback registration rights consistent with Seadrill’s existing obligations under the registration rights agreement entered into upon emergence from Chapter 11 proceedings with certain holders of Seadrill’s Shares and convertible notes.
4) Capital expenditures
Our capital expenditures primarily relate to (i) upgrades to our existing drilling units, including capital expenditures associated with reactivating cold stacked units, and (ii) costs incurred on major maintenance projects. We have summarized capital expenditures for the periods covered by this annual report in the table below.

(In $ millions)	Successor	Predecessor
Summary of capital expenditures	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Additions to drilling units and equipment	(131)	(18)	(29)	(27)
Payments for long-term maintenance	(83)	(2)	(55)	(110)
Total capital expenditure	(214)	(20)	(84)	(137)

5) Further information
The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may find additional information on Seadrill on that site. The address of that site is http://www.sec.gov.
We maintain a website at www.seadrill.com. The information on our website is not part of this annual report.
B.BUSINESS OVERVIEW
1) Introduction
We are an offshore drilling contractor that provides worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of drillships, semi-submersible rigs, and jackup rigs for operations in shallow to ultra-deepwater in both benign and harsh environments. We contract our drilling units to drill wells for our customers on a dayrate basis. Typically our customers are oil super-majors, state-owned national oil companies, and independent oil and gas companies.
As of December 31, 2022, we owned 14 drilling rigs, and managed a further seven rigs that are owned by third parties; five rigs owned by SeaMex and two rigs owned by Sonangol.
We are recognized for providing high quality operations, in some of the most challenging sectors of offshore drilling. As of December 31 2022, we employed approximately 2,600 employees across the globe. We are incorporated in Bermuda and have worldwide operations based on where activities are conducted in the global oil and gas industry.
We operate through the following segments: (i) harsh environment; (ii) floaters; and (iii) jackup rigs, as further explained below and in 5A - "Results of operations".
2) Our Fleet
Our relatively modern fleet, amongst the youngest in the industry, is well positioned compared with other major offshore drillers. As of December 31, 2022, our owned fleet was 14 drilling units which included six drillships, three semi-submersible rigs and five jackup rigs. For additional information on our drilling units and newbuildings refer to Item 4D - "Property, Plant and Equipment".
We categorize the drilling units in our fleet as (i) floaters, (ii) jackups and (iii) harsh environment. This is further explained below.
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
b) Jackup Rigs
Jackup rigs are mobile, self-elevating drilling platforms equipped with legs that are lowered to the seabed. A jackup rig is mobilized to the drill site with a heavy lift vessel or a wet tow. At the drill site, the legs are lowered until they penetrate the sea bed and the hull is elevated to an approximate operational airgap of 50 to 100 feet depending on the expected environmental forces. After completion of the drilling operations, the hull is lowered to floating draft, the legs are raised and the rig can be relocated to another drill site. Jackups are generally suitable for water depths of 450 feet or less and operate with crews of 80 to 110 people.
c) Harsh Environment
Harsh environment rigs include both semi-submersibles and jackups that have a number of design modifications to be able to handle weather conditions as seen in the North Sea and Canada. Compared to benign environment rigs, these modifications include increased variable load to reduce the need for resupply, increased air gap to increase wave clearance, increased automation, changes in the geometry of the legs or columns to decrease wind and wave loads, and greater spacing between the legs or columns. Harsh environment rigs tend to be larger, heavier and more expensive to construct than benign environment rigs.

3) Competitive Strengths
Our competitive strengths focus on four key areas:
i.Scale and age
Since our inception in 2005, we have developed into a large international offshore drilling company, with a significant geographical footprint. All of our rigs were built after 2007 and we have one of the youngest rig fleets in our industry.
ii. Unwavering commitment to safety and the environment
We believe that the combination of quality drilling units and a highly skilled workforce allows us to provide our customers with safe and efficient operations. As part of our overall ESG focus, we seek to behave responsibly towards our shared environment and continue to commit resources to improving our environmental programs with a drive to reduce our overall carbon footprint. We value the health, safety and security of our workforce and the communities in which we operate.
iii. Technologically advanced fleet
Our drilling units are amongst the most technologically advanced in the world. Our modern fleet offers superior technical capabilities, resulting in high operational reliability. Our proven operational track record and fleet composition positions us well to secure new drilling contracts and continue relationships with existing customers.
iv. Long-Term,enduring customer relationships
We have strong relationships with our customers that are based on trust in our people, operational track record and the quality and reliability of our assets. Our customers include oil super-majors, state-owned national oil companies and independent oil and gas companies.
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
ii.Right rigs
We are organized by asset class – Harsh Environment, Jackups and Floaters. Having the right rigs in these segments allows us to offer a range of assets to suit the diverse needs of our customers, working in various geographies and water depths, whilst positioning ourselves for future growth in the industry.
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
5) Research and Development
We recognize the significant impact that technology is having on our industry and through adopting new technological advances, improving connectivity and digitizing the way we operate, we have enhanced visibility over monitoring and managing our assets. Innovation remains at the center of our strategy. For instance, research and development has enabled us to implement PLATO, an advanced data collection and analytics platform that monitors rig performance. The ability to draw insight from these large data sets help us to improve our operational performance for customers and improve care and maintenance of our equipment, without compromising on safety.
6) Markets
Our operations are geographically dispersed in oil and gas exploration and development areas throughout the world. We operate in a single, global offshore drilling market, as our drilling rigs are mobile assets and are able to be moved according to prevailing market conditions. We organize our business into the following segments: (i) harsh environment; (ii) floaters; and (iii) jackups. For details of our revenues and fixed assets by operating segment and geography, refer to Note 7 - "Segment information" to the Consolidated Financial Statements included herein.

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
8) Customers
Our customers include oil super-majors, state-owned national oil companies and independent oil and gas companies. In addition, we provide management services to certain affiliated entities. For an analysis of our most significant customers, refer to Note 7 - “Segment information” to the Consolidated Financial Statements included herein.
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
Furthermore, competition for offshore drilling rigs is generally on a global basis, as rigs are highly mobile. However, the cost associated with mobilizing rigs between regions is sometimes substantial, as entering a new region could necessitate upgrades of the unit and its equipment to specific regional requirements. In particular, for rigs to operate in harsh environments, such as offshore Norway and Canada, as opposed to benign environments, such as the Gulf of Mexico, West Africa, Brazil, and Southeast Asia, more demanding weather conditions require more costly investment in the outfitting and maintenance of the drilling units.
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
i.Physical Damage Insurance
We purchase hull and machinery insurance to cover for physical damage to our drilling rigs. We retain the risk, through self-insurance, for the deductibles relating to physical damage insurance on our drilling unit fleet; currently, such deductibles are a maximum of $5 million per occurrence.
ii.Loss of Hire Insurance
We also have insurance to cover loss of revenue for certain of our operational rigs (floaters and harsh environment jackups, not benign environment jackups) in the event of extensive downtime caused by physical damage, where such damage is covered under our physical damage insurance. The loss of hire insurance has a deductible period of up to 60 days after the occurrence of physical damage. Thereafter we are compensated for loss of revenue up to 290 days per event and aggregated per year. The daily indemnity will vary from 75% to 100% of the contracted dayrate. We retain the risk related to loss of hire during the initial 60-day period, as well as any loss of hire exceeding the number of days permitted under the insurance policy. If the repair period for any physical damage exceeds the number of days permitted under the loss of hire policy, we will be responsible for the loss of revenue in such a period.
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
12) Environmental and Other Regulations in the Offshore Drilling Industry
Our operations are subject to numerous laws and regulations in the form of international treaties and maritime regimes, flag state requirements, national environmental laws and regulations, navigation and operating permits requirements, local content requirements, and other national, state and local laws and regulations in force in the jurisdictions in which our drilling units operate or are registered, which can significantly affect the ownership and operation of our drilling units. For details of environmental laws and regulations affecting our operations, refer to Item 3 - "Key Information – D. Risk Factors – Risks Relating to Our Company and Industry – We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business".
i.Flag State Requirements
All our drilling units are subject to regulatory requirements of the flag state where the drilling unit is registered. The flag state requirements are international maritime requirements and, in some cases, further interpolated by the flag state itself. These include engineering, safety and other requirements related to the maritime industry. In addition, each of our drilling units must be “classed” by a classification society. The classification society certifies that the drilling rig is “in-class,” signifying that such drilling rig has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the flag state and the international conventions of which that country is a member. Maintenance of class certification requires expenditure of substantial sums and can require taking a drilling unit out of service from time to time for repairs or modifications to meet class requirements. Our drilling units must generally undergo class surveys annually and a renewal survey once every five years. In addition, for some of the internationally-required class certifications, such as the MODU Code certificate, the classification society will act on a flag state’s behalf. The Classification Society can also act on behalf of the Flag State for survey and issue of International Certification. Port States can also impose stricter regimes than the Flag State when the drilling unit is operating in their territorial waters.
ii.International Maritime Regimes
Applicable international maritime regime requirements include, but are not limited to, the CLC, the Bunker Convention, the SOLAS, the ISM Code, the MODU Code, and the BWM Convention. These various conventions regulate air emissions and other discharges to the environment from, and safety matters related to, our drilling units worldwide, and we may incur costs to comply with these regimes and continue to comply with these regimes as they may be amended in the future. In addition, these conventions impose liability for certain discharges, including strict liability in some cases. For details of these laws and regulations, refer to Item 3 - "Key Information - D. Risk Factors - Risks Relating to Our Company and Industry - We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business".
The BWM Convention calls for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention entered into force on September 8, 2017. Under its requirements, only ballast water treatment will be accepted from the next International Oil Pollution Prevention renewal survey (after September 8, 2019). All Seadrill units considered in operational status are in full compliance with the staged implementation of the BWM Convention by International Maritime Organization guidelines.

iii.Environmental Laws and Regulations
Applicable environmental laws and regulations include OPA, CERCLA, the U.S. Clean Water Act, ("CWA"), the U.S. Clean Air Act, ("CAA"), OCSLA, MTSA, European Union regulations, including the EU Directive 2013/30 on the Safety of Offshore Oil and Gas Operations, and Brazil’s National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Federal Law (9966/2000) relating to pollution in Brazilian waters. These laws govern the discharge of materials into the environment or otherwise relate to pollution or protection of the environment and natural resources. In certain circumstances, these laws may impose strict, joint and several liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part. Implementation of new environmental laws or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs or limit the operational capabilities of our drilling units and could materially and adversely affect our operations and financial condition. For details of these laws and regulations, refer to Item 3 - "Key Information - D. Risk Factors - Risks Relating to Our Company and Industry - We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business".
iv.Safety Requirements
Our operations are subject to special safety regulations relating to drilling and to the oil and gas industry in many of the countries where we operate. The United States undertook substantial revision of safety regulations applicable to our industry following the 2010 Deepwater Horizon Incident, in which we were not involved. Other countries also have undertaken or are undertaking a review of their safety regulations related to our industry. These safety regulations may impact our operations and financial results by adding to the costs of exploring for, developing and producing oil and gas in offshore settings. For instance, in 2016, the BSEE published a final rule that sets more stringent design requirements and operational procedures for critical well control equipment used in offshore oil and gas drilling and separately announced a risk-based inspection program for offshore facilities. Also, in 2016, BOEM issued a final Notice to Lessees and Operators imposing more stringent supplemental bonding procedures for the decommissioning of offshore wells, platforms and pipelines. These regulations, which may result in additional costs for us, have since become the subject of additional review and possible revision by BSEE and BOEM and, as a result, we cannot predict their impact on our future operations. The EU also undertook a significant revision of its safety requirements for offshore oil and gas activities following the Deepwater Horizon Incident through the issue of the EU Directive 2013/30 on the Safety of Offshore Oil and Gas Operations. These and other future safety and environmental laws and regulations regarding offshore oil and gas exploration and development may increase the cost of our operations, lead our customers to not pursue certain offshore opportunities and result in additional downtime for our drilling units. In addition, if material spill events similar to the Deepwater Horizon Incident were to occur in the future, or if other environmental or safety issues were to cause significant public concern, the United States or other countries could elect to, again, issue directives to cease drilling activities in certain geographic areas for lengthy periods of time.
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
vi.Local Content Requirements
Governments in some countries have become increasingly active in local content requirements on the ownership of drilling companies, local content requirements for equipment utilized in our operations, and other aspects of the oil and gas industries in their countries. These regulations include requirements for participation of local investors in our local operating subsidiaries in countries such as Angola. There are currently also local content requirements in relation to drilling unit contracts in which we are participating in Brazil, although Brazil recently lessened local content requirements for future projects. Although these requirements have not had a material impact on our operations in the past, they could have a material impact on our earnings, operations and financial condition in the future.
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
C.ORGANIZATIONAL STRUCTURE
1) Consolidated Subsidiaries
A full list of our significant management, operating and rig-owning subsidiaries as of December 31, 2022 is included as Exhibit 8.1 to this annual report, and is incorporated by reference herein. All subsidiaries are, indirectly or directly, wholly-owned by us.

2) Investments in Non-Consolidated Entities
In addition to owning and operating our offshore drilling units through our subsidiaries, we also had investments in other offshore drilling and oil services companies as of December 31, 2022 . Below are our significant equity investments:
i. Gulfdrill
Seadrill owns a 50% stake in Gulfdrill, a joint venture that operates five premium jackups in Qatar with Qatargas. The remaining 50% interest is owned by Gulf Drilling International ("GDI"), which manages all five rigs. Three of Seadrill's jackup rigs are leased to the joint venture, namely the West Castor, West Telesto, and West Tucana through a bareboat charter arrangement on a fixed dayrate basis. The two additional units are leased from a third-party shipyard, and all costs associated with these units are borne by Gulfdrill.
ii. Sonadrill
Sonadrill is a joint venture that, as of December 31, 2022, operated 3 drillships focusing on opportunities in Angolan waters. Seadrill owns a 50% stake in Sonadrill, with the remaining 50% interest owned by Sonangol EP ("Sonangol"). Both companies initially committed to charter two units each into the joint venture. As of December 31, 2022, Sonadrill leased three drillships, including the Libongos and Quenguela from Sonangol, and the West Gemini from Seadrill. Seadrill manages all three units for the joint venture.
The Libongos has been operating within the joint venture since 2019, and the Quenguela commenced operations on its maiden contract in March 2022. On July 1, 2022, Seadrill novated its drilling contract for the West Gemini in Angola to the Sonadrill joint venture and leased the West Gemini to Sonadrill for the duration of that contract and the follow-on contract, which was entered into directly by Sonadrill, at a nominal charter rate and based on a commitment made under the terms of the joint venture agreement. The remaining committed Seadrill rig is expected to be leased to the joint venture upon Sonadrill securing a drilling contract.
For further information on our investments in non-consolidated entities, refer to Note 17 - "Investment in associated companies" to the Consolidated Financial Statements included herein.
iii. Paratus Energy Services Ltd
Paratus Energy Services Ltd ("PES"), formerly known as Seadrill New Finance Limited or "NSNCo", holds investments in SeaMex (100%), Seabras Sapura (50%), and Archer (15.7%). As part of Seadrill's comprehensive restructuring process, we disposed of 65% of our equity interest in PES in January 2022, reducing our shareholding to 35%. As a result, the carrying value of PES's net assets were deconsolidated from Seadrill's Consolidated Balance Sheet and were replaced with an equity method investment representing the fair value of the retained 35% interest.
SeaMex,a fully owned subsidiary of PES, is a drilling contractor that owns and operates five jackup drilling units located in Mexico under contract with Pemex. SeaMex was a 50% owned joint venture until November 2, 2021, when PES acquired the remaining 50% interest in SeaMex through a restructuring arrangement. As Seadrill held a 100% interest in PES at that time, it consolidated the results of SeaMex, as a discontinued operation, between November 2021 and January 2022.
Seabras Sapura is a group of related companies that own and operate six pipe-laying service vessels in Brazil. PES has a 50% ownership stake in each of these companies with the remaining 50% interest being owned by Sapura Energy. Archer is a global oilfield service company that specializes in drilling and well services. PES owns 15.7% of the issued and outstanding common shares of Archer and convertible loan note that has a conversion right into equity of Archer.
On September 30, 2022, Seadrill entered into share purchase agreements with certain other existing shareholders of PES to dispose of our remaining 35% shareholding in PES. The sale closed on February 24, 2023. In connection with the sale, on March 14, 2023, we provided each of PES and SeaMex Holdings with a termination notice regarding (i) the Paratus MSA and (ii) the SeaMex MSA, respectively. The Paratus MSA will terminate effective July 12, 2023; and the SeaMex MSA will terminate effective September 10, 2023. We do not believe these terminations will have a material effect on the financial condition of the Company.
D.PROPERTY, PLANT AND EQUIPMENT
In this section, we provide details of our major categories of property, plant and equipment. We have categorized our assets as (i) drilling units and (ii) equipment. You can find further information in the notes to the Consolidated Financial Statements included in this report. For details on drilling units and equipment refer to Note 18 - "Drilling units" and Note 19 - "Equipment", respectively, to the Consolidated Financial Statements included herein.
1) Drilling units
The following table, presented as at December 31, 2022, provides certain specifications for our drilling rigs. Unless otherwise noted, the stated location of each rig indicates either the current drilling location as at December 31, 2022, if the rig is operating, or the next operating location, if the rig is mobilizing for a new contract.

Owned fleet

Unit	Segment	Rig type	Year built	Water depth (feet)	Drilling depth (feet)	Location as at December 31, 2022	Estimated month of rig availability
West Phoenix	Harsh environment	Semi-submersible	2008	10,000	30,000	Norway	March 2024
West Elara	Harsh environment	Jackup	2011	450	40,000	Norway	April 2028
West Eclipse	Floaters	Semi-submersible	2011	10,000	40,000	Namibia	Available
Sevan Louisiana	Floaters	Semi-submersible	2013	10,000	40,000	USA	January 2024
West Gemini	Floaters	Drillships	2010	10,000	35,000	Angola	November 2024
West Tellus	Floaters	Drillships	2013	12,000	40,000	Brazil	January 2026
West Neptune	Floaters	Drillships	2014	12,000	40,000	USA	January 2024
West Jupiter	Floaters	Drillships	2014	12,000	40,000	Brazil	November 2025
West Saturn	Floaters	Drillships	2014	12,000	40,000	Brazil	November 2026
West Carina	Floaters	Drillships	2015	12,000	40,000	Brazil	November 2025
West Prospero	Jackups	Jackup	2007	400	30,000	Malaysia	Available
West Castor	Jackups	Jackup	2013	400	30,000	Qatar	September 2023
West Tucana	Jackups	Jackup	2013	400	30,000	Qatar	July 2024
West Telesto	Jackups	Jackup	2013	400	30,000	Qatar	June 2025
2) Office and Equipment
We lease offices and other properties in several locations including Stavanger in Norway, Singapore, Houston in the United States, Rio de Janeiro in Brazil, and Liverpool and London in the United Kingdom. Our Consolidated Balance Sheet includes office equipment, IT equipment and leasehold improvements held in these locations.
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
2) Discontinued operations
Disposal of interest in Paratus Energy Services Ltd
Seadrill concluded a comprehensive restructuring of its balance sheet on February 22, 2022, which included the disposal of 65% of its equity interest in Paratus Energy Services Ltd ("PES") in January 2022. In addition, PES acquired the remaining 50% equity interest in SeaMex Ltd on November 2, 2021, previously held as a joint venture with Fintech. As a result, PES's assets and liabilities were classified as held for sale in Seadrill's Consolidated Balance Sheet as of December 31, 2021, and its results were reported as "discontinued operations.". The comparative periods of the consolidated financial statements were adjusted for this classification.
On September 30, 2022, Seadrill entered into share purchase agreements with certain other existing shareholders of PES to dispose of the remaining 35% shareholding in PES. The sale closed on February 24, 2023. In connection with the sale, on March 14, 2023, we provided each of PES and SeaMex Holdings with a termination notice regarding (i) the Paratus MSA and (ii) the SeaMex MSA, respectively. The Paratus MSA will terminate effective July 12, 2023; and the SeaMex MSA will terminate effective September 10, 2023. We do not believe these terminations will have a material effect on the financial condition of the Company.
You may find further information on Seadrill's comprehensive restructuring process, including the sale of the 65% interest in PES, in Item 4A and Note 4 - "Chapter 11" to the accompanying consolidated financial statements.
Sale of jackup units in the Kingdom of Saudi Arabia
On September 1, 2022, Seadrill entered into the Jackup SPA with ADES for the Jackup Sale. The Jackup Sale closed on October 18, 2022, with ADES now owning the rigs AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida, and West Leda, as well as the drilling contracts related to the rigs. ADES also now employs the crews operating the rigs in Saudi Arabia.
As of December 31, 2022, Seadrill had received $670 million in consideration from ADES and incurred deal costs of $11 million, resulting in net proceeds of $659 million. We have reported an accounting gain on sale through discontinued operations of $276 million. The final sale consideration and accounting gain remain subject to further adjustment for working capital finalization and the resolution of certain indemnities and warranties provided to ADES through the sale. For further details on the Jackup Sale, please see Note 32 of the accompanying financial statements.
The sale represented a strategic shift in Seadrill's operations which will have a major effect on its operations and financial results going forward and therefore we have reclassified the KSA Business as a discontinued operation and its results have been reported separately from Seadrill’s continuing operations for both the current and comparative periods. In addition, the assets and liabilities of the KSA Business were reclassified as held for sale as of September 1, 2022. We ceased all depreciation and amortization of held for sale non-current assets at the point they qualified as held for sale.
You may find further information on the Jackup Sale in Note 32 - "Assets and Liabilities Held for Sale/ Discontinued Operations" to the accompanying financial statements.

3) Changes to our fleet
The below table shows the number of owned drilling units included in our fleet for each of the periods covered by this report.

	Successor	Predecessor
Drilling units owned	December 31, 2022	December 31, 2021	December 31, 2020
Harsh environment semi-submersible rig	1	2	4
Harsh environment jackup rig	1	1	1
Total harsh environment rigs	2	3	5
Drillships	6	6	6
Semi-submersible rigs	2	4	7
Total floaters	8	10	13
Jackup rigs	4	11	13
Total drilling units	14	24	31
The reduction in our owned fleet is driven by sales under our rig disposal program and the sale of the jackup rigs to ADES discussed above. For further information on these developments, please refer to Item 4A.
The below table shows the number of managed/leased drilling units included in our fleet for each of the periods covered by this report:

	Successor	Predecessor
Drilling units managed/leased	December 31, 2022	December 31, 2021	December 31, 2020
Managed rigs
Floater	2	4	10
Jackups	5	5	8
Total managed rigs	7	9	18

Leased
Harsh environment - Floaters	—	2	4
Harsh environment - Jackup	—	1	1
Total drilling units	—	3	5
The decrease in managed rigs during 2022 was due to the termination of management contracts with Aquadrill for West Vela and West Capella. The decrease in managed rigs during 2021 was due to the termination of management contracts for Aquadrill's other units.
The decrease in leased rigs during 2022 was due to the return of the West Hercules and West Linus to SFL and the West Bollsta to Northern Ocean. The decrease in leased rigs during 2021 was due to the return of the West Mira to Northern Ocean and West Taurus to SFL.
4) Contract backlog
Contract backlog includes all firm contracts at the contractual operating dayrate multiplied by the number of days remaining in the firm contract period. For contracts which include a market indexed rate mechanism we utilize the current applicable dayrate multiplied by the number of days remaining in the firm contract period. Contract backlog includes management contract revenues and lease revenues from bareboat charter arrangements, denoted as "other" in the tables below. Contract backlog excludes revenues for mobilization, demobilization and contract preparation or other incentive provisions and excludes backlog relating to non-consolidated entities.
The contract backlog for our fleet was as follows as at the dates specified:

(In $ millions)	Successor	Predecessor
Contract backlog (1)	December 31, 2022	December 31, 2021	December 31, 2020
Harsh environment	540	810	1,476
Floaters	1,385	1,309	132
Jackups	—	149	249
Other	390	299	565
Total	2,315	2,567	2,422
(1) We have amended our definition of contract backlog from that disclosed in our 2021 20-F to now include the previously excluded management contract revenues and lease revenues from bareboat charter arrangements.

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
We project our December 31, 2022 contract backlog to unwind over the following periods.

(In $ millions)
Contract backlog	Total	2023	2024	2025	Thereafter
Harsh environment	540	204	100	73	163
Floaters	1,385	600	389	322	74
Other	390	222	145	23	—
Total	2,315	1,026	634	418	237
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
A.RESULTS OF OPERATIONS
Upon emergence from Chapter 11 proceedings, on February 22, 2022, we adopted Fresh Start accounting in accordance with ASC 852, Reorganizations ("ASC 852"). Adopting Fresh Start accounting results in a new financial reporting entity with no retained earnings or deficits brought forward. Upon the adoption of Fresh Start accounting, we allocated the reorganization value to our assets and liabilities based on their estimated fair values, which in certain cases differ materially from the recorded values of our assets and liabilities as reflected in the Predecessor historical Consolidated Balance Sheets.
The effects of the Plan and the application of Fresh Start accounting were applied as of February 22, 2022 and the new basis of our assets and liabilities are reflected in our Consolidated Balance Sheet as of December 31, 2022. The related adjustments were recorded in the Consolidated Statement of Operations of the Predecessor as "Reorganization items, net" during the 2022 Predecessor period.
Accordingly, our Consolidated Financial Statements for periods after February 22, 2022 are not and will not be comparable to the Predecessor Consolidated Financial Statements prior to that date. Our Consolidated Financial Statements and related footnotes are presented with a black line division which delineates the lack of comparability between the Successor and Predecessor periods. Our financial results for future periods following the application of Fresh Start accounting may be different from historical trends and the differences may be material.
The tables included below set out financial information for the periods from February 23, 2022 through December 31, 2022 (Successor) and January 1, 2022 through February 22, 2022 (Predecessor), and the years ended December 31, 2021 and 2020 (Predecessor).

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Operating revenues	843	169	907	961
Operating expenses	(809)	(134)	(1,012)	(1,358)
Other operating items	1	2	(51)	(4,084)
Operating profit/(loss)	35	37	(156)	(4,481)
Interest expense	(98)	(7)	(109)	(398)
Reorganization items, net	(15)	3,683	(296)	—
Other financial and non-operating items	15	28	(11)	448
(Loss)/profit before income taxes	(63)	3,741	(572)	(4,431)
Income tax (expense)/benefit	(10)	(2)	—	1
Income/(loss) from discontinued operations	274	(33)	(15)	(233)
Net income/(loss)	201	3,706	(587)	(4,663)

1) Operating revenues
Operating revenues consist of contract revenues, reimbursable revenues, management contract revenues and other revenues. We have analyzed operating revenues between these categories in the table below:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Contract revenues (a)	574	124	663	605
Reimbursable revenues (b)	27	4	35	37
Management contract revenue (c)	203	36	177	289
Other revenues (d)	39	5	32	30
Total operating revenues	843	169	907	961
a) Contract revenues
Contract revenues represent the revenues that we earn from contracting drilling units to customers, primarily on a dayrate basis. We have analyzed contract revenues by segment in the table below.

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Harsh environment	319	75	437	376
Floaters	255	49	226	210
Jackups	—	—	—	19
Contract revenues	574	124	663	605
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

	Successor	Predecessor
	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Harsh environment	4	5	4	4
Floaters	4	5	3	3
Jackups	—	—	—	1
Average number of rigs on contract	8	10	7	8
Harsh Environment
There has been no change in the average number of harsh environment rigs on contract in 2021 and 2022. The leased harsh environment rigs, West Bollsta, West Hercules and West Linus, were returned to their owners in February, November and October 2022, leaving two units in our go-forward fleet, West Phoenix and West Elara, both of which operated throughout the period.
The average number of harsh-environment units on contract was stable at four for both 2020 and 2021.
Floaters
The average number of floaters on contract increased to four in 2022. Increased activity for the Sevan Louisiana, West Gemini, West Neptune, West Carina, and West Jupiter were partially offset by decreases for the West Saturn and West Tellus.

The Sevan Louisiana was warm stacked for four months in 2021 between contracts with Walter Oil & Gas. The West Gemini was warm stacked until November 2021, when it began its contract with Total in Angola; this contract was subsequently assigned to the Sonadrill joint venture, with the rig being leased to Sonadrill to work on the contract. As the associated revenues are reported through management contract revenue and other revenue, we have excluded the rig from the above table for the period following the lease. The West Neptune was on contract with LLOG for all of 2022, while in 2021 it spent two months mobilizing between different customers. Our two previously cold-stacked drillships, West Carina and West Jupiter, underwent reactivation projects at the shipyard in preparation for new contracts with Petrobras in Brazil, which commenced in November and December 2022, respectively.
The West Saturn completed a contract with ExxonMobil in April 2022, which it was working on for all of 2021, and underwent upgrades in the shipyard in preparation for a new contract with Equinor, which began in November 2022. The West Tellus was not on contract for three months at the end of 2022 but resumed operations with Petrobras in Brazil in early 2023.
Jackups
Excluding the rigs sold through the Jackup Sale, Seadrill did not operate any of its jackup units during 2021 and 2022. The West Castor, West Telesto, and West Tucana were leased to Gulfdrill, and their charter revenue is reported though other revenue, thus they are excluded from the table. The remaining unit, West Prospero, has been cold stacked throughout the period.
The average number of jackups on contract decreased by one between 2020 and 2021 mainly because the West Tucana operated during 2020 prior to its lease to Gulfdrill.
ii.Average contractual dayrates
We calculate the average contractual dayrate by dividing the aggregate contractual dayrates during a reporting period by the aggregate number of days for the reporting period. We have set out the average contractual dayrates for the periods presented in the below table:

	Successor	Predecessor
(In $ thousands)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Harsh environment	262	269	263	242
Floaters	234	191	199	196
Jackups	—	—	—	67
Harsh Environment
There has been no significant change in the average contractual dayrate for harsh environment rigs between the years ended December 31, 2022 and 2021. A decrease due to market index rate adjustments on the West Elara and West Linus was offset by the West Hercules moving on to a contract at a higher dayrate with Equinor in Canada.
The $21k increase in average contractual dayrate between the years ended December 31, 2021 and 2020 was primarily due to higher dayrates on new contracts and clients for the West Phoenix and West Hercules. This was partly offset by lower dayrates on West Bollsta's new contract, as well as the West Linus, and West Elara earning lower market-indexed rates on their long-term contracts.
Floaters
The average contractual dayrate for floaters increased by $35k per day between the years ended December 31, 2022 and 2021 reflecting current market dayrates for our floater fleets as new contracts entered into in the year are higher than historical rates.
The average contractual dayrate for floaters increased by $3k per day between the years ended December 31, 2021 and 2020. This was primarily due to the West Saturn, which was previously warm stacked, and Sevan Louisiana both operating at higher dayrates in 2021. This was partially offset by the West Carina being cold stacked and the West Neptune and West Tellus operating at lower dayrates in 2021.
Jackups
The average contractual dayrate for jackups for 2020 was related to West Tucana, which completed its contract in April 2020 and was since leased to Gulfdrill, and West Cressida, which ceased its operations in Thailand in May 2020.
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

Economic utilization for each of the periods presented in this report is set out in the below table:

	Successor	Predecessor
	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Harsh environment	93%	94%	93%	92%
Floaters	95%	95%	84%	88%
Jackups	—%	—%	—%	99%
Economic utilization for harsh environment in 2022 was consistent with 2021. The 2021 increase of 1% was primarily due to non-recurrence of 2020 downtime on the West Bollsta.
The economic utilization for floaters segment improved between 2022 and 2021 reflecting improved operational performance and no major downtime events during 2022. Economic utilization for floaters decreased by 4% between 2020 and 2021 primarily due to 2021 downtime on West Saturn, West Tellus and Sevan Louisiana relating to malfunctioning of subsea equipment.
b) Reimbursable revenues
We generally receive reimbursements from our customers for the purchase of supplies, equipment, personnel and other services provided at their request in accordance with a drilling contract. We classify such revenues as reimbursable revenues.
c) Management contract revenue
We have analyzed management contract revenues by segment in the table below.

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Harsh environment	—	—	29	129
Floaters	186	33	125	126
Jackups	14	2	12	17
Other	3	1	11	17
Management contract revenue	203	36	177	289
Management contract revenues for the harsh environment segment in 2021 were related to management fees earned from Northern Ocean for managing the West Mira until completion of the contract in September 2021. Harsh environment management contract revenues decreased $100 million between the years ended December 31, 2021 and 2020 due to a lower recharge to Northern Ocean relating to the West Bollsta, as the first mobilization project completed in 2020, and completion of the West Mira contract in 2021.
Management contract revenues for the floater segment in 2022 are comprised primarily of revenue from our joint venture, Sonadrill, relating to the Libongos, Quenguela and West Gemini contracts.
Management contract revenues for the jackup segment represent fees earned from SeaMex for managing five jackup units under contract with Pemex in the Gulf of Mexico.

d) Other revenues
Other revenues include the following:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Leasing revenues (i)	24	4	26	19
Inventory sales (ii)	9	—	—	—
Early termination fees (iii)	—	—	6	11
Other (iv)	6	1	—	—
Other revenues	39	5	32	30
i.Leasing revenues
Revenue earned on the charter of the West Castor, West Telesto and West Tucana to Gulfdrill, one of our related parties. Refer to Note 27 - "Related party transactions" for further details.
ii. Inventory Sales
Sales of spare parts in inventory from the West Tucana, West Castor and West Telesto were made to Gulf Drilling International during the year.
iii. Early termination fees
Early termination fees were received in 2021 for the West Bollsta and in 2020 for the West Gemini.
iv. Other
On July 1, 2022, Seadrill novated their drilling contract for the West Gemini in Angola to the Sonadrill joint venture and leased the West Gemini to Sonadrill for the duration of that contract and the follow-on contract, entered into directly by Sonadrill, at a nominal charter rate, based on a commitment made under the terms of the joint venture agreement. At the commencement of the lease, we recorded a liability representing the fair value of the lease commitment which we amortize as other revenue, on a straight-line basis, over the lease term. This lease is considered to form part of Seadrill’s investment in the joint venture, Sonadrill. Accordingly, we recorded a $21 million increase to our investment in Sonadrill at the commencement of the West Gemini lease to Sonadrill on July 1, 2022.
2) Operating expenses
Total operating expenses include vessel and rig operating expenses, amortization of intangibles, reimbursable expenses, management contract expense, depreciation of drilling units and equipment, and selling, general and administrative expenses. We have analyzed operating expenses between these categories in the table below:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Vessel and rig operating expenses (i)	(445)	(76)	(612)	(541)
Depreciation and amortization (ii)	(135)	(17)	(127)	(319)
Reimbursable expenses	(24)	(4)	(32)	(34)
Selling, general and administrative expenses (iii)	(54)	(6)	(67)	(74)
Management contract expense (iv)	(148)	(31)	(174)	(390)
Merger and integration related expenses	(3)	—	—	—
Operating expenses	(809)	(134)	(1,012)	(1,358)
i.Vessel and rig operating expenses
Vessel and rig operating expenses represent the costs we incur to operate a drilling unit that is either in operation or stacked. This includes the remuneration of offshore crews, rig supplies, expenses for repairs and maintenance and onshore support costs.

We have analyzed vessel and rig operating expenses by segment in the table below:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Harsh environment	(246)	(51)	(373)	(250)
Floaters	(198)	(35)	(231)	(272)
Jackups	(1)	—	(8)	(19)
Other	—	10	—	—
Vessel and rig operating expenses	(445)	(76)	(612)	(541)
Vessel and rig operating expenses are mainly driven by rig activity. On average, we incur higher vessel and rig operating expenses when a rig is operating compared to when it is stacked. For stacked rigs we incur higher vessel and rig expenses for warm stacked rigs compared to cold stacked rigs. We incur one-time costs for activities such as preservation and severance when we cold stack a rig. We also incur significant costs when re-activating a rig from cold stack, a proportion of which is expensed as incurred. Where a rig is leased to another operator, the majority of vessel and rig expenses are incurred by the operator. For detail on the movement in operating rigs in each period presented, please refer to section 1 a) - "i. Average number of owned or leased rigs on contract".
There was a decrease in activity for harsh environment rigs in 2022 due to the completion of operations for the West Bollsta and redelivery of the rig to Northern Ocean in the first quarter of the year. There was an increase in costs in 2021 largely due to higher personnel costs combined with increased lease expense on West Bollsta. This was partially offset by the sale of West Navigator, West Alpha and West Eminence, for which we no longer incur rig maintenance costs.
Operating expenses on floater rigs in 2021 decreased by $41 million from 2020, mainly driven by the sale of the West Orion, West Pegasus and West Eclipse, along with two warm stacked rigs being transitioned to a cold stacked status.
Jackup rigs saw a decrease in expenses of $11 million for the year ended December 31, 2021 due to the sale of West Vigilant and West Freedom, along with an additional rig leased to Gulfdrill, as leased rigs typically incur minimal operational expenses. There are now three rigs being leased to Gulfdrill: West Telesto, West Tucana and West Castor.
ii.Depreciation and amortization
Depreciation of drilling units and equipment
We record depreciation expense to reduce the carrying value of drilling unit and equipment balances to their residual value over their expected remaining useful economic lives.
There were significant reorganization and Fresh Start accounting adjustments recorded against the carrying value of Seadrill's fleet of drilling units on emergence from Chapter 11 proceedings. Therefore depreciation expense is not comparable between the Successor and Predecessor periods. Accordingly, we have only provided comments comparing performance between the two Predecessor periods.
Depreciation decreased $192 million in 2021 from 2020 due to the impairments recognized in March and December 2020 that resulted in lower carrying values of our drilling units and equipment, on which the depreciation charge is based.
Amortization of intangibles
On emergence from Chapter 11 proceedings and as a result of the application of Fresh Start accounting, we recognized intangible assets and liabilities for favorable and unfavorable drilling contracts at fair value. We amortize these assets and liabilities over the remaining contract period and classify the amortization under operating expenses.
Amortization reduced in 2021 after completion of favorable contracts and an impairment recognized against the Aquadrill (formerly Seadrill Partners) management contracts in 2020.
iii. Selling, general and administrative expenses
Selling, general and administrative expenses include the cost of our corporate and regional offices, certain legal and professional fees, as well as the remuneration and other compensation of our officers, directors and employees engaged in central management and administration activities.

iv. Management contract expense
Management contract expense includes costs incurred in providing management and operational services on behalf of third parties. We have analyzed management contract expenses in the table below:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Managed rig operating expenses	(123)	(11)	(30)	(92)
Managed rig reimbursable expenses	(24)	(21)	(108)	(156)
Expected credit losses	(1)	1	(36)	(142)
Total management contract expense	(148)	(31)	(174)	(390)
Managed rig operating expenses in 2022 include expenses related to the West Gemini, which was novated to Sonadrill in July 2022, as well as Sonadrill's other two rigs, the Quenguela and Libongos.
The 2021 decrease of $62 million in managed rig operating expenses was due to the termination of the Wintershall contract with Northern Ocean and termination of services to Aquadrill. This was partly offset by an increase in contract expense charged to Sonadrill incurred related to the operations of Libongos and contract preparation of Quenguela.
Refer to Note 6 – "Current expected credit losses" to the accompanying financial statements for more information regarding expected credit losses.
3) Other operating items
Other operating items include losses on impairment of long-lived assets and intangibles, gains on sale of assets and other operating income. We have analyzed other operating items between these categories in the below table:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Loss on impairment of long-lived assets (i)	—	—	(152)	(4,087)
Loss on impairment of intangible (ii)	—	—	—	(21)
Gain on disposals (iii)	1	2	47	15
Other operating income (iv)	—	—	54	9
Other operating items	1	2	(51)	(4,084)
i.Impairment of long-lived assets
In June 2021, the West Hercules was impaired by $152 million. Refer to Note 12 – "Loss on Impairment of long lived assets to the Consolidated Financial Statements included herein for further details.
In 2020, we determined the global impact of the COVID-19 pandemic, and continued down cycle in the offshore drilling industry, were indicators of impairment on certain assets. Following assessments of recoverability in March 2020 and December 2020, we recorded total impairment charges of $4,087 million against our drilling fleet.
ii. Impairment of intangible
On December 1, 2020, Seadrill Partners (now Aquadrill) announced it had filed a voluntary petition under Chapter 11. Under Chapter 11 we were required to continue to provide the management services only at market rate. We concluded that we no longer had a favorable contract and the intangible asset relating to Seadrill Partners was fully impaired.
iii. Gain on disposals
Following the impairments recognized in 2020, Seadrill disposed of seven rigs in 2021, and one rig in 2020, all of which had previously been impaired in full. The full consideration, less costs to sell, was recognized as a gain.
The gains on disposal in 2022 Successor period relate to the sale of sundry assets of West Tucana and West Carina and to the sale of capital spares on the West Hercules and parts on the West Navigator. The gains on disposal in the Predecessor period related to the sale of the West Venture on January 19, 2022.

iv. Other operating income
The below table summarizes the main components of other operating income for the periods presented.

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Pre-petition liabilities write-off (i)	—	—	27	—
Loss of hire insurance settlement (ii)	—	—	2	9
War risk insurance rebate (iii)	—	—	22	—
Others	—	—	3	—
Other operating income	—	—	54	9
i.Pre-petition liabilities write-off
Write-off of prepetition lease liabilities to Northern Ocean for the West Bollsta of $19 million and pre-petition liabilities to Aquadrill of $8 million following settlement agreements reached in 2021.
ii.Loss of hire insurance settlement
The 2021 insurance gain relates to excess recovery on the physical damage claimed on the Sevan Louisiana. The 2020 gain relates to the settlement of a claim on our loss of hire insurance policy following an incident on the Sevan Louisiana.
iii.War risk insurance rebate
Receipt of $22 million distribution from The Norwegian Shipowners' Mutual War Risks Insurance Association ("DNK"), representing a rebate of past premium paid.
4) Interest expense
We have analyzed interest expense into the following components:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Cash and payment-in-kind interest on debt facilities (i)	(95)	—	(25)	(256)
Interest on SFL Leases (ii)	—	(7)	(84)	(12)
Unwind of discount on debt	—	—	—	(44)
Write off of discount on debt (iii)	—	—	—	(86)
Guarantee and commission fees	(3)	—	—	—
Interest expense	(98)	(7)	(109)	(398)
i.Cash and payment-in-kind interest on debt facilities
We incur cash and payment-in-kind interest on our debt facilities. This is summarized in the table below.

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Pre-filing senior credit facilities	—	—	(25)	(229)
Pre-filing debt of consolidated variable interest entities	—	—	—	(27)
Post-emergence first lien senior secured	(14)	—	—	—
Post-emergence second lien senior secured	(78)	—	—	—
Post-emergence unsecured senior convertible bond	(3)	—	—	—
Cash and payment-in-kind interest on debt facilities	(95)	—	(25)	(256)

Our pre-filing senior credit facilities incurred interest at LIBOR plus a margin. For periods after July 2, 2018, this margin increased by one percentage point following the emergence from the Previous Chapter 11 Proceedings. On February 7, 2021, after filing for Chapter 11, we recorded contractual interest payments against debt held as subject to compromise ("adequate protections payments") as a reduction to debt in the Consolidation Balance sheet and not as an expense to Consolidated Statement of Operations. For further information on our bankruptcy proceedings refer to Note 4 - "Chapter 11" of our Consolidated Financial Statements included herein.
Our First lien senior secured facility has a maturity of December 15, 2026 and consists of a $175 million term loan facility and a $125 million revolving credit facility ("RCF"). The term loan facility bears interest at a margin of 7% per annum plus the secured overnight financing rate ("SOFR") (and any applicable credit adjustment spread). The RCF bears interest at a margin of 7% per annum plus the SOFR (and any applicable credit adjustment spread), and commitment fee of 2.8% per annum is payable in respect to any undrawn portion of the RCF commitment.
Our Second lien senior secured facility bears interest at a total margin of 12.5% per annum plus the SOFR (and any applicable credit adjustment spread), and it has a maturity of June 15, 2027. The margin comprises two components: 5% cash interest and 7.5% pay-if-you-can ("PIYC") interest, whereby Seadrill either pays the PIYC interest in cash or the equivalent amount is capitalized as principal outstanding (dependent on certain conditions set out in the facility agreement).
Our unsecured senior convertible bond has a maturity of August 2028 and bears interest, payable quarterly in cash, at three-month US LIBOR plus 6% on the aggregate principal amount of $50 million. The bond is convertible (in full and not in part) into Shares at a conversion rate of 52.6316 Shares per $1,000 principal amount of the bond, subject to certain adjustments set forth in the Note Purchase Agreement relating to the convertible bond. If not converted, a bullet repayment will become due on the maturity date.
ii.Interest on SFL Leases
In the fourth quarter of 2020, we deconsolidated the Ship Finance SPVs as we were no longer the primary beneficiary of the variable interest entities. Following the deconsolidation, we recognized the liability, and related interest expense, between Seadrill and the SPVs that was previously eliminated on consolidation, resulting in the 2021 increase.
Interest on SFL leases reflects the cost incurred on capital lease agreements between Seadrill and SFL for the West Taurus, West Linus and West Hercules. During the reorganization, the West Taurus lease was rejected and the West Linus and West Hercules were modified to operating leases, resulting in no further expense being recorded through this line item for the Successor.
iii.Write off of discount on debt
In September 2020 and December 2020, there were non-payments of interest on our secured credit facilities that constituted an event of cross-default. The event of default resulted in the expense of unamortized debt discount of $86 million in 2020.
5) Reorganization items
We have analyzed reorganization items, net into the following components:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Gain on settlement of liabilities subject to compromise (i)	—	3,591	—	—
Fresh Start valuation adjustments (ii)	—	266	—	—
Loss on deconsolidation of Paratus Energy Services (iii)	—	(112)	—	—
Advisory and professional fees (iv)	(15)	(46)	(113)	—
Gain on write-off of related party payables	—	—	—	—
Expense of predecessor Directors & Officers insurance policy	—	(17)	—	—
Remeasurement of terminated lease to allowable claim (v)	—	—	(186)	—
Interest income on surplus cash invested	—	1	3	—
Other	—	—	—	—
Total reorganization items, net	(15)	3,683	(296)	—
i.Gain on settlement of liabilities subject to compromise
On emergence from Chapter 11 proceedings, we settled liabilities subject to compromise in accordance with the Plan. This included extinguishment of our secured external debt and amounts due under our sale and leaseback agreements with SFL Corporation. Refer to Note 5 - "Fresh Start accounting" to the Consolidated Financial Statements included herein for further details.
ii.Fresh Start valuation adjustments

On emergence from Chapter 11 proceedings and under the application of Fresh Start accounting, we allocated the reorganization value to our assets and liabilities based on their estimated fair values. The effects of the application of Fresh Start accounting applied as of February 22, 2022. The new basis of our assets and liabilities are reflected in the Consolidated Balance Sheet at December 31, 2022 (Successor) and the related adjustments were recorded in the Consolidated Statements of Operations in the Predecessor. Refer to Note 5 - "Fresh Start accounting" to the Consolidated Financial Statements included herein for further information.
iii.Loss on deconsolidation of Paratus Energy Services Ltd
The loss on deconsolidation reflects the impact of the sale of 65% of Seadrill's interest in Paratus Energy Services Ltd (formerly NSNCo), as we deconsolidated the carrying value of the net assets of Paratus and recorded the 35% retained interest at fair value. The difference between the net assets deconsolidated and retained 35% interest represents a loss on deconsolidation.
iv.Advisory and professional fees
Expenses and income directly associated with the Chapter 11 proceedings, including expenses incurred post-emergence, are reported separately in the income statement as reorganization items, net as required by Accounting Standards Codification 852, Reorganizations.
v.Remeasurement of terminated lease to allowable claim
The West Taurus lease was rejected through the Chapter 11 proceedings and the rig was handed back to SFL in early 2021 resulting in the loss recognized, being the difference between the outstanding liability held at fair value and its expected claim value. The liability was discharged on emergence from bankruptcy and SFL will receive a pro-rated share of the $0.25 million which has been set aside for such claims.
6) Other financial and non-operating items
We have analyzed other income and expense into the following components:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Interest income (i)	14	—	1	8
Share in results from associated companies (net of tax) (ii)	(2)	(2)	3	—
Gain/(loss) on derivatives and foreign exchange (iii)	8	9	(4)	(26)
Fair value measurement on deconsolidation of VIE (iv)	—	—	—	509
Other financial items (v)	(5)	21	(11)	(43)
Other financial and non-operating items	15	28	(11)	448
i.Interest income
Interest income relates to interest earned on cash deposits and other financial assets. Interest income in 2022 is mainly due to interest earned from Brazilian restricted cash and interest earned on cash received from the Jackup Sale to ADES. Interest income decreased in 2021 by $7 million compared to 2020 as a result of a decrease in cash deposits and a fall in interest rates.
ii.Share in results in associated companies (net of tax)
Share in results in associated companies represents our share of earnings or losses in our investments accounted under the equity method.
The share in result from associated companies in 2022 relates to after-tax loss share from Paratus Energy Services results partly offset by income share from Sonadrill and Gulfdrill for the same period.
The share in results in 2021 reflect a share in after-tax profits from our investment in Sonadrill partly offset by a share in losses from our investment in Gulfdrill.
iii. Gain/(loss) on derivatives and foreign exchange
Derivatives
Seadrill previously bought an interest rate cap from Citigroup for $68 million, of which we have closed out 89% during 2022. The interest rate cap mitigates our exposure to future increases in LIBOR over 2.87% from our floating bank debt until June 2023. We record these assets at fair value.
The gain on derivatives in the year ended December 31, 2022 of $13 million comprised a fair value gain on our interest rate cap derivatives due to a significant increase in forward interest rates.
There was no fair value movement on the derivative on the interest cap in the year ended December 31, 2021. The loss on derivatives in the year ended December 31, 2020 was a fair value loss on the interest rate cap of $3 million due to a decrease in forward interest rates.

Foreign exchange
Foreign exchange gains and losses relate to exchange differences on the settlement or revaluation of monetary balances denominated in currencies other than the U.S. dollar.
The foreign exchange movement is primarily driven by collateral placed with BTG Pactual in May 2019, under a letter of credit arrangement, of 330 million Brazilian Reais.
iv. Fair value measurement on deconsolidation of VIE
In the year ended December 31, 2020 a non-cash gain of $509 million arose following the deconsolidation of Ship Finance SPVs, which were previously consolidated by Seadrill under the variable interest model. The Ship Finance SPVs are the legal owners of the West Taurus, West Hercules, and West Linus, which were leased to Seadrill under capital lease arrangements. Following certain events in the period, Seadrill removed the assets and liabilities of the Ship Finance SPVs from the Company's consolidated balance sheet and recorded liabilities in respect of the three leases in their place. As the fair value of the lease liabilities was lower than the carrying values of the liabilities, this resulted in a large non-cash gain.
v. Other financial items
Other financial items for the year ended December 31, 2022 relates to certain miscellaneous liabilities that were extinguished through the bankruptcy process but were not directly related to the comprehensive restructuring and restructuring advisory cost incurred prior to Effective Date. The other financial items in 2020 primarily comprised professional and advisory fees related to our comprehensive restructuring and provisions for expected credit losses against related party loans receivable. The decrease of $32 million in 2021 as compared to 2020 was primarily due to moving these restructuring cost to reorganization items, net in February 2021 following filing for Chapter 11, in accordance with Accounting Standards Codification 852, Reorganizations.
7) Income tax (expense)/benefit
Income tax expense/benefit consists of taxes currently payable and changes in deferred tax assets and liabilities related to our ownership and operation of drilling units and may vary significantly depending on jurisdictions and contractual arrangements. In most cases the calculation of taxes is based on net income or deemed income, the latter generally being a function of gross revenue.
8) Income/(loss) from discontinued operations
Income/(loss) from discontinued operations consists of operating results from the KSA Business and PES (formerly NSNCo). Refer to Note 32 - "Assets and Liabilities Held for Sale/ Discontinued Operations" to the Consolidated Financial Statements included herein for further details.
B.LIQUIDITY AND CAPITAL RESOURCES
1) Emergence from Chapter 11 Proceedings
On February 22, 2022, Seadrill completed its comprehensive restructuring and emerged from Chapter 11 bankruptcy protection. Please refer to Note 4 - "Chapter 11" of the accompanying financial statements for further details. Having now emerged from Chapter 11 and with access to exit financing, we believe that cash on hand, available borrowings under our revolving credit facility, and contract and other revenues will generate sufficient cash flow to fund our anticipated debt service and working capital requirements for the next twelve months. Therefore, there is no longer a substantial doubt over our ability to continue as a going concern for at least the next twelve months following the date of issue of the financial statements.
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
2) Liquidity
Our level of liquidity fluctuates depending on a number of factors. These include, among others, our contract backlog, economic utilization achieved, average contract day rates, timing of accounts receivable collection, capital expenditures for rig upgrades and reactivation projects, and timing of payments for operating costs and other obligations.

As of December 31, 2022 Seadrill had available liquidity of $723 million, which consisted of cash and cash equivalents, including restricted cash, of $598 million and available borrowings under our revolving credit facility of $125 million. The below table shows cash and restricted cash balances, and total available liquidity, as of each date presented.

	Successor	Predecessor
(In $ millions)	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Unrestricted cash	480	293	485
Restricted cash	118	223	168
Cash and cash equivalents, including restricted cash - continuing operations	598	516	653
Cash and cash equivalents, including restricted cash - discontinued operations	—	88	70
Cash and cash equivalents, including restricted cash	598	604	723
Undrawn revolving credit facility	125	—	—
Total available liquidity	723	604	723
We have shown our sources and uses of cash by category of cash flows in the table below:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Net cash provided by/(used in) operating activities (a)	65	(56)	(154)	(420)
Net cash provided by/(used in) investing activities (b)	473	(130)	37	(32)
Net cash (used in)/provided by financing activities (c)	(448)	85	—	(163)
Effect of exchange rate changes in cash and cash equivalents	(1)	6	(2)	(19)
Change in period	89	(95)	(119)	(634)
a) Net cash provided by/(used in) operating activities
Net cash used in operating activities include cash receipts from customers, cash paid to employees and suppliers (except for capital expenditure), interest and dividends received (except for returns of capital), interest paid, income taxes paid and other operating cash payments and receipts.
We calculate net cash used in operating activities using the indirect method as summarized in the below table:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Net profit/(loss)	201	3,706	(587)	(4,663)
Adjustments to reconcile net profit to net cash provided by continuing operating activities (1)	157	(3,741)	522	4,183
Adjustments to reconcile net profit to net cash provided by discontinued operating activities (2)	(262)	38	10	211
Net income/(loss) after adjustments	96	3	(55)	(269)
Payments for long-term maintenance	(83)	(2)	(55)	(110)
Repayments made under lease arrangements	—	(11)	(46)	—
Changes in operating assets and liabilities	52	(46)	2	(41)
Net cash provided by/(used in) operating activities	65	(56)	(154)	(420)
(1) Includes depreciation, amortization, gain on sale of assets, share in results from associated companies, loss on impairment of long-lived assets, investments, intangible assets and convertible note from related party, unrealized losses on derivatives and marketable securities, unrealized foreign exchange loss, non-cash reorganization items, payment-in-kind interest, fair value measurement on deconsolidation of VIE, amortization of discount on debt, changes in allowance for credit losses, deferred tax benefit and other non-cash items shown under the sub-heading "adjustments to reconcile net loss to net cash provided by operating activities" in the Consolidated Statements of Cash Flows presented in the Consolidated Financial Statements included in this report.

Net cash provided by operating activities during the 2022 Successor period represents inflows from operations and timing of receipts from customers offset by cash outflows related to long-term maintenance across the fleet, as well as long-term maintenance associated with the West Carina and West Jupiter reactivation projects.
During the 2022 Predecessor period and the years ended December 31, 2021 and 2020, our cash flows from operating activities were negative, as cash receipts from customers were insufficient to cover operating costs, payments for long-term maintenance of our rigs, costs incurred for our comprehensive restructuring, and tax payments.
(2) Relates to adjustments made to the net income/(loss) of discontinued operations to reconcile to operating cash flows from discontinued operations. The adjustments are made up of adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities, other cash movements in operating activities, and changes in operating assets and liabilities, net of effect of acquisitions and disposals.
b) Net cash provided by/(used in) investing activities
Net cash provided by/(used in) investing activities includes purchases and sales of drilling units and equipment, investments in non-consolidated entities and cash outflows from loans granted to related parties.
Net cash provided by investing activities during the 2022 Successor period is comprised primarily of proceeds from the sale of the KSA Business, offset by capital expenditures and upgrades to our drilling units.
Net cash used in investing activities during the 2022 Predecessor period related to capital expenditures and cash that was deconsolidated as a result of the disposal of 65% of our equity interest in PES, along with funding advanced to the discontinued operations.
Net cash provided by investing activities during the year ended December 31, 2021 (Predecessor) was comprised primarily of proceeds from disposal of assets, partly offset by capital expenditures and a loan advanced to the SeaMex joint venture.
Net cash used in investing activities during the year ended December 31, 2020 (Predecessor) was primarily capital expenditure and a related party loan granted. Along with this there was also a decrease in the cash due to the deconsolidation of the SFL SPVs. This is offset by contingent consideration payments from Aquadrill (formerly, Seadrill Partners) and loan repayments received from our joint venture, Seabras Sapura.
c) Net cash used in financing activities
Net cash used in financing activities include proceeds from the issuance of new equity, proceeds from issuing debt and repayments of debt and payment of debt issuance costs.
Net cash used in financing activities during the 2022 Successor period is comprised principally of debt repayments.
The cash provided by financing activities during the 2022 Predecessor period related to the proceeds from the issuance of the $175 million new term loan and $50 million aggregate principal amount convertible bond on emergence from Chapter 11 proceedings, along funding received by the discontinued operations of $20 million, to manage operational cash flows. These inflows were offset by $160 million of debt repayments.
Net cash used in financing activities during the year ended December 31, 2020 (Predecessor) were driven by debt repayments and purchase of redeemable non-controlling interest.
3) Information on our borrowings
An overview of our debt as at December 31, 2022, divided into (i) secured credit facilities and (ii) unsecured senior convertible notes, is presented in the table below:

(In $ millions)	Principal value as at December 31, 2022	Exit fee	Carrying value as at December 31, 2022	Maturity date
Secured credit facilities
Term Loan and Revolving Credit Facility (1)	175	9	184	December 2026
Secured Second Lien Facility	271	13	284	June 2027
Total secured credit facilities	446	22	468
Unsecured
Senior convertible bond (2)	50	—	50	August 2028
Total debt	496	22	518
(1) Under the $300 million facility, in addition to the $175 million term loan facility, Seadrill has access to the $125 million revolving credit facility, which was not drawn down at the Effective Date (nor has it been drawn to date).
(2) The conversion option, together with the issue discount, was recorded in the Predecessor equity which was subsequently cancelled on emergence from Chapter 11 proceedings.

Secured credit facilities and unsecured convertible bond
$300 Million Term Loan and Revolving Credit Facility
In February 2022, as part of the Reorganization, Seadrill entered into a $300 million super senior secured credit facility with a syndicate of lenders secured on a first lien basis. The facility has a maturity of December 15, 2026 and consists of a $175 million term loan facility and a $125 million revolving credit facility ("RCF"). The term loan facility and RCF, if drawn, bear interest at a margin of 7% per annum plus the secured overnight financial rate facility ("SOFR") (and any applicable credit adjustment spread). A commitment fee of 2.8% per annum is payable in respect of any undrawn portion of the RCF commitment. The facility includes an undrawn, uncommitted basket in amount of $50 million for incremental facilities pari passu with the facility for specified purposes. There is a 3% exit fee payable on principal repayments under the super senior credit facility; in addition, there is a make-whole premium payable if the facility is repaid within the first 3 years. As at December 31, 2022, we have recognized exit fees of $9 million in respect to the facility.
$683 Million Secured Second Lien Facility
In February 2022, as part of the Reorganization, Seadrill entered into a senior secured credit facility with a syndicate of lenders to partially reinstate the existing facilities in an aggregate amount of $683 million, secured on a second lien basis. The facility bears interest at a total margin of 12.5% per annum plus SOFR (and any applicable credit adjustment spread), and has a maturity of June 15, 2027. The above-mentioned margin is comprised of 5% cash interest; and 7.5% pay-if-you-can ("PIYC") interest, whereby, under certain liquidity conditions set out in the facility agreement, Seadrill is either required to pay the interest in cash or capitalize the interest to the principal outstanding. The PIYC interest compounds to the loan quarterly. There is a 5% exit fee required on this facility. As at December 31, 2022, we have recognized exit fees of $13 million in respect to the facility. During 2022, $29 million payment-in-kind interest was capitalized. A mandatory payment of debt principal of $192 million and exit fee of $10 million was made against the second lien facility in October 2022. A further voluntary payment of debt principal of $250 million and exit fee of $13 million was made against the second lien facility in November 2022.
$50 Million Senior Convertible Bond
In February 2022, as part of the Reorganization, Seadrill issued a $50 million unsecured senior convertible bond to Hemen Holdings Ltd. Our unsecured senior convertible bond has a maturity of August 2028 and bears interest, payable quarterly in cash, at three-month US LIBOR plus 6% on the aggregate principal amount of $50 million. The bond is convertible (in full and not in part) into Shares at a conversion rate of 52.6316 Shares per $1,000 principal amount of the bond, subject to certain adjustments set forth in the Note Purchase Agreement relating to the convertible bond. If not converted, a bullet repayment will become due on the maturity date.
Covenants contained in the Company's debt facilities
Seadrill is subject to certain financial covenants (such as minimum liquidity and leverage ratios) and certain non-financial covenants under our financing agreements. These non-financial covenants include, but are not limited to, liens on all our drilling units (such as insurance obligations and drilling unit valuations), certain restrictions on additional indebtedness and investments or acquisitions, and certain restrictions on the payment of dividends. Our debt facilities include cross-default provisions, whereby, in certain circumstances, a default under one given facility might result in defaults under other facilities.
4) Contractual Obligations
As of December 31, 2022, Seadrill had $522 million in outstanding obligations, which include principal, exit fee and accrued interest on long-term debt of $496 million, $22 million and $4 million respectively. Of the total outstanding obligations, $26 million is payable during the year ending December 31, 2023 and $496 million is payable after such date.
C.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
We recognize the significant impact that technology is having on our industry and, through adopting new technologies, improving connectivity and digitizing the way we operate, we have enhanced processes associated with monitoring and managing our assets. Innovation remains at the heart of our business model - for instance, research and development has enabled us to implement PLATO, an advanced data collection and analytics platform that monitors rig equipment. The ability to draw insight from these large data sets helps us to improve our operational performance for customers and improve care and maintenance of our equipment without compromising safety.
We focus on technologies that will help us to improve results, both financially and operationally. Our previously mentioned PLATO platform has expanded to include drilling performance, condition-based maintenance and monitoring, client data provision services, and will soon include environmental monitoring to support our ESG and sustainability initiatives and goals.
We continue to look for opportunities to invest in technologies that will make our rigs safer and more efficient. For example, we have previously invested in the development of a red zone management system to improve offshore safety, we deployed the first hybrid battery power system with DNV notation, and have recently invested in the first implementation of a Methanol Injection System that aims to reduce our carbon intensity offshore.
D.TREND INFORMATION
The below table shows the average oil price over the period 2018 to 2022. The Brent oil price on March 31, 2023 was $79.19.

	2018	2019	2020	2021	2022
Average Brent oil price ($/bbl)	71	64	42	71	101

In 2020, the oil and gas industry faced significant uncertainty due to a substantial reduction in oil and gas prices caused by the pandemic, despite Brent prices stabilizing in previous years. However, production cuts by OPEC and non-OPEC members, along with effective vaccination campaigns, have had positive impacts on the industry, leading to a recovery in oil demand throughout 2021 and 2022. Nevertheless, uncertainty still persists in the market, primarily due to concerns over a possible global economic recession that could negatively impact future demand for offshore drilling services, driven by high global inflation. Consequently, there is uncertainty about the sustainability of the improvement in oil prices, and inflationary pressures may impact the cost base in our industry, including personnel costs, and the prices of goods and services required to reactivate or operate rigs.
The below table shows the global number of rigs on contract and marketed utilization for the year ended December 31, 2022, and for each of the four preceding years.

	2018	2019	2020	2021	2022
Contracted rigs
Harsh environment jackup	28	32	26	28	31
Harsh environment floater	31	35	25	25	26
Benign environment floater	116	119	107	106	111
Benign environment jackup	140	171	175	174	201
Marketed utilization
Harsh environment jackup	85%	94%	75%	80%	92%
Harsh environment floater	85%	87%	77%	77%	82%
Benign environment floater	73%	77%	77%	80%	81%
Benign environment jackup	75%	85%	82%	81%	88%
The jackup metrics above only include rigs with water depth greater than 350 feet, Source: IHS Rigpoint Petrodata.
Global benign-environment floaters
In 2022, marketed utilization returned to pre-pandemic levels, mainly driven by higher demand. The drilling industry's efforts to recycle units and the completion of comprehensive balance sheet restructuring processes by several major drillers also played a part in supporting the supply-demand imbalance. However, continued capital discipline will be vital to maintain the market recovery. As of December 31, 2022, the drillship market has recovered at a faster rate than the semi-submersibles, with drillship utilization at around 89% compared to 72% for semi-submersibles (benign-environment floater figures in the above table include both categories). The increased demand has resulted in higher dayrates for drillships than semi-submersibles, leading to a greater improvement in the former's rates.
Global harsh environment units
Marketed utilization improved year on year in the harsh environment floater segment due to a better supply and demand balance. Harsh environment jackup utilization improved at a faster rate through 2022 closing the year at 92%. However, with limited incremental demand in 2023, further improvements in marketed utilization in both segments will be challenging.
Global benign environment jackups
Marketed utilization in the benign environment jackup segment improved through 2022 from 80% in 2021 to 81% with incremental demand from the Middle East and South East Asia coming to market in 2022. In spite of additional supply coming to the market, there was an improvement in dayrates as incremental demand is greater than incremental supply. With limited benign environment jackup capacity available in the market, discipline in adding supply to the market will be critical to improved market trends through 2023.
E.     CRITICAL ACCOUNTING ESTIMATES
The preparation of the Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Critical accounting estimates are important to the portrayal of both our financial position and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain.
Critical accounting estimates that are significant for the year ended December 31, 2022 are as follows:
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
Our estimates, assumptions and judgments reflect both historical experience and expectations regarding future operations, utilization and performance. At December 31, 2022, the carrying amount of our drilling units was $1.7 billion, representing 86% of our non-current assets.

Useful lives and residual value
The cost of our drilling units less estimated residual value is depreciated on a straight-line basis over their estimated remaining useful lives. The estimated useful life of our semi-submersible drilling rigs, drillships and jackup rigs, when new, is 30 years.
The useful lives of rigs and related equipment are difficult to estimate due to a variety of factors, including technological advances that impact the methods or cost of oil and gas exploration and development, changes in market or economic conditions, changes in laws or regulations affecting the drilling industry and possible climate change impacts. We re-evaluate the remaining useful lives of our drilling units as and when events occur which may directly impact our assessment of their remaining useful lives. This includes changes in the operating condition or functional capability of our rigs as well as market and economic factors. The use of different estimates, assumptions and judgments in establishing estimated useful lives and residual values could result in significantly different carrying values for our drilling units which could materially affect our results of operations.
Impairment considerations (Drilling units)
The carrying values of our long-lived assets are reviewed for impairment when certain triggering events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Asset impairment evaluations are, by nature, highly subjective. They involve expectations about future cash flows generated by our assets and reflect management’s assumptions and judgments regarding future industry conditions and their effect on future utilization levels, dayrates and costs. The use of different estimates and assumptions could result in significantly different carrying values of our assets and could materially affect our results of operations. An impairment loss is recorded in the period in which it is determined that the aggregate carrying amount is not recoverable.
For the year ended December 31, 2022, no indicators of impairment were identified against our drilling units. Refer to Note 5 - "Fresh Start Accounting" for details on fair value adjustments made to our drilling units as of the Effective Date.
Fresh start accounting
As set forth in the Disclosure Statement approved by the Bankruptcy Court, the Company was approved to have an enterprise valuation of between $1,795 million and $2,396 million. Using valuation models, we valued the Successor’s enterprise value to be $2.1 billion as of the Effective Date, which is equal to the mid-point of the court approved valuation range. Enterprise value represents the estimated fair value of an entity’s shareholders’ equity plus long-term debt and other interest-bearing liabilities less unrestricted cash and cash equivalents.
The enterprise value and corresponding equity value are dependent upon achieving future financial results set forth in our valuations, as well as the realization of certain other assumptions. All estimates, assumptions, valuations and financial projections, including the fair value adjustments, the enterprise value and equity value projections, are inherently subject to significant uncertainties and the resolution of contingencies beyond our control. Accordingly, the estimates, assumptions, valuations or financial projections may not be realized and actual results could vary materially.
Critical accounting estimates in relation to fresh-start valuation of our drilling units and investments included: Off-contract revenue estimates, off-contract operating expense assumptions, contract probabilities, the weighted average cost of capital ("WACC") rate used to discount free cash flow projections and drilling unit market valuations.
Liabilities subject to compromise
While in Chapter 11 proceedings, we distinguished liabilities from those that are liabilities subject to compromise ("LSTC"), being unsecured or undersecured prepetition liabilities, from those that were not, being fully secured prepetition liabilities and all post-petition liabilities. If there is uncertainty about whether a claim was undersecured, or would be impaired under the Plan, the entire amount of the claim was included within LSTC. Liabilities that were affected by the Plan were reported at the amounts expected to be allowed, even if they were ultimately settled for lesser amounts, which inherently required a degree of estimation.
Current expected credit losses
We adopted accounting standard update 2016-13 effective January 1, 2020. Under this guidance, we are required to record allowances for the expected future credit losses to be incurred on trade and loan receivable balances. We have used a probability-of-default model to estimate these expected credit losses. Under this methodology we use data such as customer credit ratings, maturity of loan, security of loan, and incorporate historical data published by credit rating agencies, to estimate the chance of default and loss given default. We then multiply the balance outstanding by the estimated chance of default and loss given default to calculate the allowance required for the expected credit loss.
To estimate probability-of-default we have cross referenced the customer credit ratings and expected loan maturities for our receivable balances against historical default rates published by credit rating agencies. The counterparties to our related party receivable balances do not typically have published credit ratings, in which case we have estimated a shadow credit rating. To estimate loan maturities, we have considered both the contractual maturity date of the loan or receivable balance as well as an internal assessment of the counterparties' ability to settle the amount owed by that date. We estimated loss-given-default based on historical recovery rates published by credit rating agencies for claims with similar security and priority as the receivable being assessed.
Uncertain tax positions
Seadrill is a Bermuda company that has a number of subsidiaries and affiliates in various jurisdictions. We are not currently required to pay income taxes in Bermuda on ordinary income or capital gains because we qualify as an exempted company. We have received written assurance from the Minister of Finance in Bermuda that we will be exempt from taxation until March 2035. Certain of our subsidiaries operate in other jurisdictions where income taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions as appropriate. Our income tax expense is based on our income, statutory tax rates and various deductions & credits available to us in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which our operations are conducted and income is earned. The income tax rates and methods of computing taxable income vary substantially between jurisdictions. Our income tax expense is expected to fluctuate from year to year because our operations are conducted in different tax jurisdictions and the amount of pre-tax income fluctuations.
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
While our annual income tax provision is based on the information available to us at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined. Current income tax expense reflects an estimate of our income tax liability for the current year, withholding taxes, changes in prior year tax estimates as tax returns are filed or from tax audit adjustments. Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. To determine the amount of deferred tax assets and liabilities, as well as valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including where our drilling units are expected to be deployed. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the amount of deferred taxes. In addition, our uncertain tax positions are estimated and presented within other current liabilities, other liabilities, and as reductions to our deferred tax assets within our Consolidated Balance Sheets. Refer to Note 13 - "Taxation" to our Consolidated Financial Statements included herein for further information.
Equity Method Investments
Seadrill is required to include the estimated value of its commitment to lease the West Gemini to the Sonadrill joint venture partnership at below market price as part of Seadrill's investment in the joint venture. This estimate was based on a blended arms-length charter rate, a firm lease term from July 2022 to August 2024 and a discount rate based on Seadrill's first lien debt plus Sonadrill specific risk factors. Management determined the arms-length charter rate used to measure the fair value of the below-market lease by applying Seadrill’s transfer pricing methodology to the West Gemini arrangement. Refer to Note 17 - "Investment in associated companies" to our Consolidated Financial Statements included herein for further information.
Sale of Subsidiaries or Groups of Assets
When Seadrill sells parts of its business or groups of assets, management is required to make estimates for liabilities accrued in respect of warranties or indemnities made as part of the sale, which would either reduce the gain or increase any loss on sale. For the sale of the KSA business, management was required to make estimates for indemnities in respect of project cost overruns, drilling contract compliance and tax exposures. Refer to Note 32 - "Assets and Liabilities Held for Sale/ Discontinued Operations" to our Consolidated Financial Statements included herein for further information.
ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.DIRECTORS AND SENIOR MANAGEMENT
1) Board of Directors
The Board of Directors consists of nine individuals, including two appointed pursuant to the Aquadrill Board Designation Right (as defined and described herein). The names and positions of the Directors as of the date of this annual report are set out in the table below:

Name	Age	Position
Julie Johnson Robertson	66	Director and Chair of the Board
Mark McCollum	63	Director
Ana Zambelli	50	Director
Jean Cahuzac	69	Director
Jan Kjaervik	66	Director
Andrew Schultz	68	Director
Paul Smith	52	Director
Harry Quarls	70	Director
Jonathan Swinney	57	Director
Certain biographical information about each of our directors is set forth below.
Julie Johnson Robertson is a highly respected leader in the offshore drilling business, and previously one of the highest ranking female chief executives in the energy sector. Ms. Robertson has more than 40 years of experience from various roles in Noble Corporation plc and its predecessor companies, including chair of the board, president and chief executive officer until Ms. Robertson opted to retire at which time she was named executive chair until her retirement was effective. She holds a Bachelor of Journalism from the University of Texas at Austin and has attended the Advanced Management Program at Harvard Business School. Ms. Robertson is a US citizen and resides in Houston, Texas, US.
Ms. Robertson also currently holds directorships at EDG Resources, Inc (Independent Director), Superior Energy Services (Independent Director) and Spindletop Charities (Nonprofit Board Member).
Mark McCollum has extensive global OFSE experience and is an NYSE financial expert who has chaired three public company audit committees. Mr. McCollum has 19-years of experience in the oil and gas industry, having most recently served as President and CEO of Weatherford International. Mr. McCollum has also held several roles of prominence at Halliburton, including EVP and CFO. Mr. McCollum currently sits on the board of directors for Westlake Corporation. Mr. McCollum holds a Bachelor of Business Administration from Baylor University, Texas. Mr. McCollum is a US citizen and resides in Houston, Texas, US.
Mr. McCollum also currently holds directorships and senior management positions at McCollum Capital LLC (Partner), Backcast LLC (General Partner), Baylor College of Medicine (Director), Yellowstone Academy (Director) Marathon Oil Corporation (Director, Compensation Committee, Health, Environmental, Safety and Corporate Responsibility Committee) , and Baylor St. Luke's Medical Center (Director).
Ana Zambelli brings significant industry experience to the Company, with more than 20 years’ experience in the energy services sector in operational, commercial and finance roles. Ms. Zambelli served as Chief Commercial Officer at Maersk Drilling, Managing Director at Transocean, and President of the Brazilian division of Schlumberger. Last, she served as a Managing Director in Brookfield's Private Equity Group, responsible for business operations in Brazil, where she also provided operational and financial oversight for Brookfield portfolio companies. Ms. Zambelli previously served as an independent member of the Board of Directors of Petrobras and Braskem, and was the founder and leader of the Diversity Committee at the Brazilian Petroleum Institute (IBP) from 2018 to present. Ms. Zambelli holds a Master of Science degree from Heriot-Watt University and a Bachelor of Science degree from the Federal University of Rio de Janeiro. She also holds postgraduate certificates in strategy, innovation and management from Massachusetts Institute of Technology and completed the Digital Business Leadership Program at Columbia University. She is a resident of Rio de Janeiro, Brazil.
Jean Cahuzac has more than 43 years of experience in the offshore energy service industry. Mr. Cahuzac was the CEO of Subsea 7, and has previously worked for Transocean and Schlumberger in operational and management roles. He currently sits on the compensation committee at Subsea 7 and as Chairman of the sustainability committee and on the strategy committee at Bourbon Maritime. Mr. Cahuzac holds a degree in mechanical engineering from Ecole des Mines, St. Etienne, France, and a degree in petroleum engineering from the French Petroleum Institute, Paris, France. Mr. Cahuzac is a French citizen and resides in Paris, France.
Mr. Cahuzac also currently holds directorships and senior management positions at EVOLEN (President), Bourbon Maritime SAS (non-executive director) and Subsea 7 S.A. (non-executive director).
Jan Kjaervik has more than 40 years of experience in financial roles across the banking, energy and maritime sectors. Mr. Kjærvik is currently Interim Treasurer for GE Energy businesses (Vernova) preparing for demerger from General Electric parent. Mr. Kjærvik was most recently Head of Treasury & Risk for A.P. Møller-Mærsk and prior to that he held a similar role at Aker Kværner/Solutions. Mr. Kjærvik currently sits on the board of directors and serves as the Audit Committee Chair for Høegh Autoliners, and has previously held directorships in, inter alia, Mærsk Supply Service, Mærsk Insurance, Danish Ship Finance, VP securities and Britannia PI. Mr. Kjærvik holds a Masters in Economics (lic. oec.) from the University of St. Gallen, Switzerland. Mr. Kjærvik is a Norwegian citizen and resides in Oslo, Norway.
Andrew Schultz is an experienced turnaround investor and executive, as well as a seasoned director with extensive experience in stressed and distressed situations. Mr. Schultz has experience across many industries, including the offshore drilling sector and the E&P sector. Mr. Schultz served as board chair for Pacific Drilling and as director for Vanguard Natural Resources. Currently, he serves on seven other board positions. Mr. Schultz holds a Juris Doctor degree from Fordham University School of Law, New York. Further, he has attended a doctoral program in economic geography (industrial location theory) and other studies in economics and geography at Clark University, Worcester, Massachusetts. Mr. Schultz is a US citizen and resides in New Canaan, Connecticut, US.
Mr. Schultz also holds directorships at Algoma Steel, Inc. (Director and Chairman, Risk and Compensation Committee), Quorum Health, LLC (Director and Chairman, Audit Committee), Save A Lot, Inc. (Director and Chairman, Audit Committee), M|C Communications Inc. (Chairman), Legacy Cabinets, LLC (Chairman), NYDJ Apparel, LLC (Chairman in run-out).
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
Mr. Smith also currently holds directorships and senior management positions at Collingwood Capital Partners AG (Founder & Principal), Trident Royalties Plc (non-executive chairman), Echion Technologies Limited (non-executive director) and Voltaire Minerals Partners (Managing Partner).
Harry Quarls currently serves as chairman of the board for CHC Helicopter, Key Energy Services and Mesquite Energy. Mr. Quarls previously served as chairman of the board for EP Energy, Sunrise Oil & Gas, Penn Virginia Corporation, SH 130 Concessions Company, Trident Resources Corp, Woodbine Acquisition Corp, and US Oil Sands Corp. Mr. Quarls also served as a director and chairman of the strategic alternatives committee for Gastar Exploration Inc and Rosehill Resources. He has also been a director for FlexSteel Pipe, Fairway Resources, PetroQuest Energy, GreenRock Energy and Opal Resources. Mr. Quarls served as a Managing Director at Global Infrastructure Partners, leading their efforts in North American energy midstream investments. Additionally, Mr. Quarls served as Managing Director and practice leader for Global Energy as well as a member of the board of directors at Booz & Company, a leading international management consulting firm. With over 40 years of energy experience, Mr. Quarls brings considerable strategic, financial, transactional, and energy investing experience. Mr. Quarls has experience with both public and private companies, and extensive experience working with investor-controlled entities. Mr. Quarls holds BS and ScM degrees in Chemical Engineering from Tulane University and MIT, respectively. He also holds an MBA from Stanford University.
Jonathan Swinney served as the founding Chief Financial Officer of EnQuest PLC from 2010 until 2022, where he led a number of asset acquisitions and major capital markets transactions. Mr. Swinney also served as the head of Mergers and Acquisitions of Petrofac Limited before joining EnQuest PLC and previous to that worked as Managing Director of Lehman Brothers (London) and as Director, Equity Capital Markets of Credit Suisse First Boston (London). Mr. Swinney has developed a wide breadth of experience in the oil and gas sector, and synergizes his industry experience with a deep knowledge of corporate financial processes. Mr. Swinney is a chartered accountant and a qualified solicitor, and holds an LPC with distinction from the College of Law, and a BSc with honors from Southampton University.
Aquadrill Board Designation Right
Pursuant to the Merger Agreement, Seadrill agreed to facilitate the addition of two persons designated by the Consenting Majority Members (as defined herein) to the Seadrill Board (the “Aquadrill Board Designation Right”). In order to accomplish this, Seadrill agreed in the Merger Agreement to (i) hold an annual general meeting of its shareholders prior to March 31, 2023, (ii) put forth and recommend for approval at the annual general meeting a proposal to amend Seadrill’s Bye-Laws or a proposal of the Board of Directors’ Joint Nomination and Remuneration Committee, in each case, to enable the Board of Directors to increase the number of directors comprising the full Board of Directors by two persons and to fill the vacancies created by such increase and (iii) if approved by the Shareholders, increase the size of the Board of Directors by two persons and fill the vacancies created by such increase with two persons designated by the Consenting Members holding at least a majority of Aquadrill Common Units held by all of the Consenting Members as of the date of the Merger Agreement (the “Consenting Majority Members”), on the later of the effective time of the Merger and the date of the annual general meeting, subject to the Board of Directors’ reasonable and good faith determination that such individuals meet certain qualifications. On March 16, 2023, after discussions with Shareholders, the Board of Directors decided to withdraw its proposal to amend the Bye-Laws. Seadrill’s 2022 annual general meeting was held in Bermuda on March 21, 2023. At the 2022 annual general meeting, Shareholders approved the proposal to increase the size of the Board of Directors by two members; and, on April 3, 2023 in connection with the closing of the Merger, Harry Quarls and Jonathan Swinney were appointed to the Board of Directors in accordance with the Aquadrill Board Designation Right. As a result, the Board of Directors now consists of nine directors.
2) Senior Management
Our executive management team consists of the following six employees who are responsible for overseeing the management of our business ("Management"). The Board of Directors has organized the provision of management services through Seadrill Management Ltd. ("Seadrill Management"), a subsidiary incorporated in the United Kingdom. The Board of Directors has defined the scope and terms of the services to be provided by Seadrill Management. The Board of Directors must be consulted on all matters of material importance and/or of an unusual nature and, for such matters, will provide specific authorization to personnel in Seadrill Management to act on its behalf.
The names of the members of Management as of the date of this annual report, and their respective positions, are presented in the table below:

Name	Age	Position
Simon William Johnson	52	President and Chief Executive Officer
Grant Russel Creed	42	Executive Vice President and Chief Financial Officer
Leif Olaf Nelson	48	Executive Vice President, Chief Operating and Technology Officer
Todd Strickler	45	Senior Vice President, General Counsel
Samir Ali	37	Executive Vice President, Chief Commercial Officer
Torsten Sauer-Petersen	50	Executive Vice President, Human Resources
Simon William Johnson serves as the President and Chief Executive Officer of Seadrill. Mr. Johnson has worked internationally for the past 26 years for a number of publicly listed offshore drilling contractors, including Diamond Offshore, Seadrill, Noble Corporation and Borr Drilling. His early career saw exposure to various rig and shore-based operational roles for MODUs in South East Asia before migrating to more commercially focused roles including Senior Vice President - Marketing and Contracts at Noble Corporation and Chief Executive Officer of Borr Drilling. Mr. Johnson has demonstrated strengths in strategy development, investor engagement and relationship management. Mr. Johnson has many years of exposure to board engagements and associated corporate governance and compliance issues. Mr. Johnson holds a Bachelor of Commerce (Economics & Finance) from Curtin University and has completed the Advanced Management Program at Harvard Business School. Mr. Johnson holds Australian citizenship and resides in the United Kingdom.
Grant Russel Creed serves as Executive Vice President and Chief Financial Officer of Seadrill. Mr. Creed was appointed as Seadrill's Executive Vice President and Chief Financial Officer in May 2021. Mr. Creed joined the Company in 2013 and has held various positions including Chief Restructuring Officer, VP Mergers & Acquisitions and VP Corporate and Commercial Finance. Prior to joining Seadrill, he held M&A Transaction Services and Audit positions at Deloitte. He is a chartered accountant and holds a Bachelor of Commerce in Accounting from the University of Port Elizabeth, South Africa. Mr. Creed holds dual South African and Australian citizenship and resides in the United Kingdom.
Leif Olaf Nelson serves as Executive Vice President and Chief Operating and Technology Officer of Seadrill. Mr. Nelson was appointed to the role in May 2021. Mr. Nelson served as Chief Technology Officer from December 2020, and prior to that Chief Operating Officer from July 2015. Mr. Nelson has been with the Company since 2011. Mr. Nelson has over 24 years of experience in the drilling industry. Prior to joining Seadrill, Mr. Nelson held various operational positions for Transocean Ltd. Mr. Nelson is a graduate of the Colorado School of Mines and holds a BSc in Petroleum Engineering. Mr. Nelson also sits on the board of the Well Control Institute. Mr. Nelson is a US citizen and resides in the United Kingdom.
Todd Strickler serves as Senior Vice President and General Counsel of Seadrill. Mr. Strickler was appointed to the role in February 2023. Mr. Strickler has experience in the offshore drilling and oilfield services sectors. Prior to joining Seadrill, he served as General Counsel and Chief Administrative Officer at Wellbore Integrity Services since 2019. Mr.Strickler was the SVP of Administration, General Counsel, and Corporate Secretary for Paragon Offshore from its inception in 2014 until its sale in 2018. Prior to that he served as Associate General Counsel for Noble Drilling from 2009 to 2014. Mr.Strickler holds a Bachelor of Science in Mechanical Engineering from the University of Texas at Austin and a Doctor of Law from The University of Texas Law School. Mr. Strickler is a U.S. citizen and resides in the United States.
Samir Ali serves as Executive Vice President, Chief Commercial Officer of Seadrill. He has a degree in Finance and International Business from New York University. He was appointed to the role in August 2022. Prior to joining Seadrill, Mr. Ali was with Diamond Offshore for eight years, most recently serving as VP Investor Relations and Corporate Development. He previously held roles as both a debt and equity investment portfolio manager at Bain Capital and as an investment banker at Simmons & Company. Mr. Ali is a U.S. citizen and resides in the United States.
Torsten Sauer-Petersen serves as Executive Vice President, Human Resources of Seadrill. Mr. Sauer-Peterson joined Seadrill in February 2011 and has over 25 years’ experience in the drilling industry. Prior to joining Seadrill, Mr. Sauer-Peterson held various Human Resources positions within Maersk Drilling. Mr. Sauer-Peterson holds an MBA from the International Institute of Management Development (IMD) in Lausanne, Switzerland. Mr. Sauer-Peterson is a Danish citizen and resides in the United Kingdom.
B.COMPENSATION
1) Directors
During the year ended December 31, 2022 we paid an aggregate $1.6 million in directors’ fees to the members of the Board of Directors. These fees included those paid to the prior members of the Board of Directors, serving from January 1, 2022, to our emergence from Chapter 11 on February 22, 2022, and those fees paid to the members of the Board of Directors serving from February 23, 2022 to December 31, 2022. Details on the new Board of Directors are included in Item 6A "Directors and Senior Management".
2) Senior Management
Senior Management compensation for the year ended December 31, 2022 included base salary, allowances, retirement plan contributions and payments arising from the Retention Plan granted in prior years, the 2022 Short Term Incentive Plan and restricted stock units ("RSUs") and performance stock units ("PSUs") granted in 2022 under the Management Incentive Plan. In addition, members of Senior Management are eligible to participate in benefit programs available in their work locations including medical, life insurance and disability benefits. We benchmark the compensation awarded to our management and believe that it is consistent with that of our peers and similarly situated companies in our industry.
During the year ended December 31, 2022, we paid an aggregate compensation of $12 million to our senior management, which included payments of $4 million related to termination of employment contracts and $0.3 million to cover insurance expenses and retirement benefits.
All of our current Senior Management members have termination related payment clauses in their contracts. These relate to terminations in the context of a ''Change of Control Event" or terminations agreed due to "Good Reason" or other than for "Cause". "Cause" is defined as one or more of the following, which may vary across Senior Management's contracts: gross misconduct; serious breach of contract; criminal offense; fraud & corrupt practices relating to the UK Bribery Act 2010 or the US Foreign Corrupt Practices Act and ineligibility to work legally in the UK. All the above contracts are signed by the current incumbents. Other than the listed termination related payment clauses, no employee, including members of Senior Management, has entered into employment agreements which provide for any special benefits upon termination of employment.
3) 2022 Management Incentive Plan
On August 6, 2022, the Board of Directors adopted the Management Incentive Plan and reserved 2,910,053 Shares for issuance thereunder. In accordance with the Chapter 11 Plan, such number of Shares constituted 5.5% of the Company's share capital on a fully diluted and fully distributed basis on the date the Management Incentive Plan was adopted. During the year ended December 31, 2022, members of Senior Management received 125,553 RSUs and 292,955 PSUs under this Management Incentive Plan. Vested RSUs and PSUs will be settled and issued in cash and, if the Management Incentive Plan is approved by the shareholders, the awards may be settled in Shares at the election of the Joint Nomination and Remuneration Committee.
The following summary of certain terms of the Management Incentive Plan is not complete. We refer you to the copy of the Management Incentive Plan filed as Exhibit 4.5 to this annual report, which is incorporated by reference herein for a complete statement of its terms and provisions.
General. The Management Incentive Plan provides for equity-based awards and cash awards to employees or consultants providing services to the Company or any of our subsidiaries and non-employee directors of the Company. We believe that the Management Incentive Plan will provide a means for participants to develop a sense of proprietorship in the Company and its success, and will strengthen our ability to attract, retain and motivate key personnel.
Administration. The Management Incentive Plan will be administered by the Joint Nomination and Remuneration Committee or such other committee of the Board as may be appointed by the Board (the “Committee”), with the Board retaining the same authority as the Committee.

Subject to certain limitations, the Committee may delegate the authority to grant awards (other than awards to directors and executive officers subject to Section 16 of the U.S. Securities Exchange Act) to a committee of one or more members of the Board or one or more officers of the Company.
The Committee generally will have authority to make awards under the Management Incentive Plan, determine the terms of awards, including vesting, forfeiture and settlement terms, interpret or administer the Management Incentive Plan and any award and take any other action the Committee deems necessary for the administration of the Management Incentive Plan.
Eligibility. Individuals eligible to receive awards under the Management Incentive Plan include directors, employees of, and consultants for, the Company or any of its subsidiaries.
Shares Subject to the Management Incentive Plan. Shares underlying awards granted under the Management Incentive Plan that are forfeited, acquired for cancellation, cancelled, exchanged, or terminated or expired without having been exercised, and awards settled in cash, will be available for grant under the Management Incentive Plan. There are no limitations on the number of awards that may be granted under the Management Incentive Plan that are payable solely in cash.
Types of Awards. The types of awards that may be made under the Management Incentive Plan are not limited, and may include stock options, stock appreciation rights ("SARs"), restricted stock, RSUs, dividend equivalent rights and other stock-based awards. At the discretion of the Committee, any award may be designated as a performance award (including PSUs), where vesting may be contingent upon satisfying performance measures and continued service requirements
Adjustments. In the event of certain unusual events that affect the Shares such that an adjustment is appropriate to prevent dilution or an increase of the benefits intended under the Management Incentive Plan, the Committee shall make equitable adjustments to reflect such event to the number and kind of shares available under the plan or subject to outstanding awards, and the grant or exercise price per unit of any outstanding award
Change in Control. Upon the occurrence of a change in control of the Company, the Committee will determine how outstanding awards will be treated.
Amendment and Termination. The Committee may not amend the Management Incentive Plan without shareholder approval if the amendment would (a) materially increase the benefits accruing to participants under the plan; (b) materially increase the number of securities which may be issued under the plan; (c) materially modify the requirements for participation in the plan; or (d) increase the non-employee director compensation limit contained in the plan.
C.BOARD PRACTICES
The Board of Directors is responsible for the overall management of the Company and may exercise all the powers of the Company not reserved to the Company's shareholders by the Bye-Laws or Bermuda law.
1) Terms of office
The Bye-Laws provide that the initial Board would consist of seven directors, each of whom will serve a one year term until the first annual general meeting ("AGM") (which was to be held within one month of the anniversary of the Effective Date). Seadrill’s 2022 AGM was held in Bermuda on March 21, 2023 where shareholders approved a proposal to increase the size of the Board of Directors by two members; and, on April 3, 2023, in connection with the closing of the Merger, Harry Quarls and Jonathan Swinney were appointed to the Board of Directors in accordance with the Aquadrill Board Designation Right. As a result, the Board of Directors now consists of nine directors.
2) Directors' service contracts
The Directors are entitled to one months' notice of termination of their service agreements.
3) Board committees
Our Board of Directors has established an Audit and Risk Committee and a Joint Nomination and Remuneration Committee, and may create such other committees as the Board of Directors shall determine from time to time. Each of the committees of our Board of Directors has the composition and responsibilities described below.
i.Audit and Risk committee
The Audit and Risk Committee comprises Mark McCollum (Chair), Jan Kjærvik (Committee Member) and Jean Cahuzac (Committee Member). The Audit and Risk Committee is responsible for overseeing the quality and integrity of the Company's Consolidated Financial Statements and its accounting, auditing and financial reporting practices; the Company's compliance with legal and regulatory requirements; the independent auditor's qualifications, independence and performance; and the Company's internal audit function and internal controls. In addition, the Audit and Risk Committee monitors and makes recommendations to the Board of Directors in relation to potential conflicts of interest between the Company and any of its affiliates or related third parties. The Audit and Risk Committee will also evaluate any conflicts of interest between a director and the Company. The Bye-Laws provide that the Audit and Risk Committee shall have all the powers and authority of the Board with respect to all matters set forth in the Audit and Risk Committee charter.
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

D.EMPLOYEES
The table below shows the development in the numbers of employees (including contracted-in staff) at December 31, 2022, 2021 and 2020. Please note that those shown in the "Other" category below, represent employees who provide services for Sonadrill and Aquadrill (formerly Seadrill Partners), as well as corporate employees.

Employees (including contracted-in staff)	As at December 31, 2022	As at December 31, 2021	As at December 31, 2020
Operating segments:
Harsh environment	489	1,024	1,066
Floaters	1,237	1,269	1,035
Jackup rigs	2	371	294
Other	848	556	780
Total employees	2,576	3,220	3,175
Geographical location:
Norway	478	1,092	1,154
North and Central America	452	405	623
South America	803	418	423
Rest of Europe	183	211	224
Asia Pacific	3	55	65
Africa and Middle East	657	1,039	686
Total employees	2,576	3,220	3,175
The decrease in employee numbers in Norway is due to down-manning following the decrease in harsh environment activity and the increase in South America is due to up-manning following the start of new drilling contracts in Brazil. The decrease in Africa and Middle East relates to the transfer of employees to ADES following the KSA Business Sale.
The increase between 2021 and 2020 occurred in Africa mainly due to up-manning and preparation for operation of the West Gemini and Quenguela in Angola.
We employ people in a number of locations globally. In some locations, predominantly Norway and South America, employees and contract labor are represented by collective bargaining agreements ("CBAs"). As part of the legal obligations in some of these agreements, we are required to contribute certain amounts to retirement and pension funds. In addition, many of these employees are working under agreements that are subject to salary negotiation, which could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance. We consider our relationships with the various unions to be stable. The CBAs in place relating to Norway's employees have no set expiry and are reviewed every two years. Separate agreements are in place for the Onshore and Offshore populations. The CBA in place relating to South America's employees was successfully renegotiated in September 2022 and is due to expire in August 2023. Due to a volatile economy and rising inflation costs, market trends suggest that it may be necessary to consider a salary readjustment in the next CBA.
The table below shows the percentage of the labor force covered by a CBAs by geographic location, as at December 31, 2022:

Employees (including contracted-in staff)	Total employees	Employees covered by CBAs	Employees covered by CBAs (%)	CBA cover expiring within 1 year	CBA cover expiring within 1 year (%)
Geographical location:
Norway	478	478	100%	—	—%
South America	803	632	79%	632	100%
Other	1,295	—	—%	—	—%
Total	2,576	1,110	43%	632	57%

E.SHARE OWNERSHIP

As at March 31, 2023, members of the Board of Directors and members of Senior Management had the following shareholding in the Company. Also shown are their interests in unvested RSUs and PSUs granted to them under the Management Incentive Plan in August 2022.

Name	Position	Number of Common Shares, par value $0.01 each*	Number of Unvested PSUs**	Number of Unvested RSUs**
Julie Johnson Robertson	Director and Chair of the Board	—	—	—
Mark McCollum	Director	—	—	—
Jean Cahuzac	Director	—	—	—
Jan Kjaervik	Director	—	—	—
Andrew Schultz	Director	—	—	—
Paul Smith	Director	—	—	—
Ana Zambelli	Director	—	—	—
Simon Johnson	Management	—	124,662	53,427
Grant Creed	Management	1	43,632	18,699
Leif Nelson	Management	10	62,331	26,713
Torsten Sauer-Petersen	Management	4	31,165	13,357
Samir Ali	Management	—	31,165	13,357
Todd Strickler	Management	—	7,480	3,206

*The shares are less than 0.01% of the total issued share capital.
**Vested RSUs must be settled in cash unless shareholder approval of the Management Incentive Plan is obtained, in which case vested RSUs and PSUs may be settled in Shares at the election of the Committee.
F.    DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.
ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.MAJOR SHAREHOLDERS
The authorized share capital of the Company is $3,750,000 divided into 375,000,000 common shares of par value $0.01 each ("Shares").
Total Shares issued on emergence and issued and outstanding as of March 31, 2023 were 49,999,998. In addition, a $50 million aggregate principal amount unsecured senior convertible bond, with a final maturity in August 2028 (the "Convertible Bond"), bearing interest of 6% per annum plus three-month US LIBOR, was issued to Hemen upon emergence from Chapter 11 Proceedings. The Convertible Bond is convertible (in full and not in part), at the option of the holder, into Shares at an initial conversion rate of 52.6316 Shares per $1,000 principal amount, subject to certain adjustments.
The following table presents certain information, as of March 31, 2023, unless otherwise indicated, regarding the ownership of Shares by holders of 5% or more thereof and have an interest in the Company's share capital. As of March 31, 2023, no shareholder, other than those set out in the table below holds more than 5% of the issued and outstanding Shares.

	Common Shares Held
Shareholder	Number	%
Certain funds for which Polus Capital Management Limited serves as investment manager (1)	5,448,098	10.9
Støperigata Holding AS (2)	4,000,000	8.0
The Export-Import Bank of Korea (3)	3,811,295	7.6
Korea Trade Insurance Corporation (4)	3,589,441	7.2
Remaining Shareholders each holding less than 5% of the issued and outstanding Shares	33,151,164	66.3
(1) According to the Schedule 13G filed with the U.S. Securities and Exchange Commission (the “SEC”) by Polus Capital Management Limited and Polus Capital Management Group Limited (together, “Polus Capital”) on January 9, 2023, certain funds for which Polus Capital Management Limited serves as investment manager hold 5,448,098 Shares. The principal business address of Polus Capital is 62 Buckingham Gate SW1E 6AJ London UK.
(2) According to the Schedule 13G filed with the SEC by Støperigata Holding AS and Eksportfinansiering Norge on January 10, 2023, Støperigata Holding AS held 8,829,997 Shares. The principal business address of Støperigata Holding AS is Haakon VIIs gate 1, 0161 Oslo, Norway. According to an announcement published through the Oslo Børs NewsWeb service on March 9, 2023, the shareholder sold 4,829,997 Shares. Following the completion of the sale, the shareholder held 4,000,000 Shares. The principal business address of Eksportfinansiering Norge is Støperigata 1, 0250, Oslo, Norway.
(3) According to the Schedule 13G filed with the SEC by The Export-Import Bank of Korea on January 31, 2023, The Export-Import Bank of Korea holds 3,811,295 Shares. The principal business address of The Export-Import Bank of Korea is 38 Eunhaeng-ro, Yeongdeungpo-gu,

Seoul 07242, Republic of Korea.
(4) According to the Schedule 13G filed with the SEC by Korea Trade Insurance Corporation on January 31, 2023, Korea Trade Insurance Corporation holds 3,589,441 Shares. The principal business address of The Export-Import Bank of Korea is 14, Jong-ro, Jongno-gu, Seoul, Republic of Korea.
Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our issued and outstanding Shares. We are not aware of any arrangements, the operation of which, may at a subsequent date result in a change in control of Seadrill.
B.RELATED PARTY TRANSACTIONS
1) Bankruptcy Registration Rights Agreement
Pursuant to the Plan, on February 22, 2022, the Company entered into a registration rights agreement (the “Bankruptcy Registration Rights Agreement”) with certain holders of Shares and the Company’s convertible notes (“Holders”). The Bankruptcy Registration Rights Agreement, among other things, grants Holders demand and shelf registration rights as well as piggyback registration rights, subject to the limitations set forth in the Bankruptcy Registration Rights Agreement. Pursuant to their registration rights, Holders have the right to request in writing that the Company register for resale all or part of the Registrable Securities (as defined in the Bankruptcy Registration Rights Agreement) pursuant to an effective registration statement, subject to certain conditions. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Bankruptcy Registration Rights Agreement, which is filed as Exhibit 2.2 to this annual report.
2) Merger Registration Rights Agreement
In connection with the closing of the Merger, Seadrill executed the Merger Registration Rights Agreement in favor of the Consenting Members. The Merger Registration Rights Agreement provides for customary demand and piggyback registration rights consistent with Seadrill’s existing obligations under the Bankruptcy Registration Rights Agreement. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Registration Rights Agreement, which is filed as Exhibit 2.4 to this annual report.
Please see also Note 27 - "Related party transactions" to the Consolidated Financial Statements included herein.
C.INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8.FINANCIAL INFORMATION
A.CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
1) Financial Statements
Please see the section of this Annual Report on Form 20-F entitled Item 18 - “Financial Statements”.
2) Legal Proceedings
From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. Please see Note 30 - "Commitments and contingencies" to the Consolidated Financial Statements included herein for a description of certain claims made against us.
3) Dividends
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
Although the Board of Directors may consider the payment of dividends, there can be no assurance that the Company will pay any dividend, or if declared, the amount of such dividend. The terms of the Term Loan and Revolving Credit Facility and the Secured Second Lien Facility may restrict the Company's ability to declare or pay dividends.
Further, as the Company is a holding company with no material assets other than the shares of its subsidiaries through which it conducts its operations, its ability to pay dividends will also depend on the subsidiaries distributing their respective earnings and cash flow to the Company.
Seadrill Limited was incorporated on October 15, 2021 and has not paid any dividends since its incorporation.
B.SIGNIFICANT CHANGES
There have been no significant changes since the date of our Consolidated Financial Statements, other than as described in Note 33 - "Subsequent events" to the Consolidated Financial Statements included herein.

ITEM 9.THE OFFER AND LISTING
A.    OFFER AND LISTING DETAILS
Our Shares are, and have been, trading on the NYSE since October 14, 2022 and the main list of the OSE since November 17, 2022, in each case under the trading symbol “SDRL”.
The NYSE listing is our primary listing and the OSE listing is our secondary listing.
B.    PLAN OF DISTRIBUTION
Not applicable.
C.    MARKETS
Trading in our Shares on Euronext Expand commenced on April 28, 2022, under the trading symbol "SDRL". The Company satisfied the requirements of listing on the main market of the OSE and was uplisted to the main market of the OSE on November 17, 2022. In addition, the Company met the listing requirement for the NYSE and started trading on October 14, 2022. As of the date of this report, the Company has not applied for admission to trading of the shares on any other stock exchange, regulated market or a multi-trading facility (MTF) other than as set out herein.
D.    SELLING SHAREHOLDERS
Not applicable.
E.    DILUTION
Not applicable.
F.    EXPENSES OF THE ISSUE
Not applicable.
ITEM 10.ADDITIONAL INFORMATION
A.SHARE CAPITAL
Not applicable.
B.MEMORANDUM OF ASSOCIATION AND BYE-LAWS
The information required to be disclosed under Item 10.B. is incorporated by reference to Exhibit 2.5 to this annual report.
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
ii.Election and removal of Directors
The Bye-Laws provide that, as of the date of the adoption of the Bye-Laws, the Board of Directors shall consist of seven (7) Directors. From the first annual general meeting of the Company, the Company's Board of Directors shall consist of such number of Directors as the Company's shareholders elect or determine at a general meeting, based on the non-binding recommendation of the Joint Nomination and Remuneration Committee. Seadrill’s 2022 annual general meeting was held in Bermuda on March 21, 2023. At the 2022 annual general meeting, Shareholders approved a proposal to increase the size of the Board of Directors by two members; and, on April 3, 2023 in connection with the closing of the Merger, Harry Quarls and Jonathan Swinney were appointed to the Board of Directors in accordance with the Aquadrill Board Designation Right. As a result, the Board of Directors now consists of nine directors.
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
3) Share rights
The holders of our Shares have no pre-emptive, redemption, conversion or sinking fund rights. The holders of the Shares are entitled to one vote per share on all matters submitted to a vote to the shareholders. Unless a different majority is required by law or by the Bye-Laws, resolutions to be approved by the holders of Shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.
The holders of our Shares shall, subject to the Bye-Laws, be entitled to such dividends as the Board may from time to time declare in accordance with the Bye-Laws and the Bermuda Companies Act.
In the event of a dissolution or winding up of the Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, the holders of Shares are entitled to the surplus assets of the Company available for distribution among all shareholders of Shares on a pari passu and pro rata basis.
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
ii. Voting rights
Under Bermuda law, the voting rights of shareholders are regulated by the bye-laws of a company, except in certain circumstances provided in the Bermuda Companies Act. At any general meeting of shareholders, every holder of Shares present in person and every person holding a valid proxy shall have one vote on a show of hands. Where a poll is demanded, every holder of Shares present in person or by proxy shall have one vote for every Share held. Unless a different majority is required by law or by the Bye-Laws, resolutions to be approved by the holders of Shares require approval by a simple majority of votes cast at a meeting at which a quorum is present. Pursuant to the Bye-Laws, the quorum required for a general meeting of shareholders is two or more persons present throughout the meeting representing in person or by proxy any issued and outstanding Shares.
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
4) Amendment of the Memorandum of Association and Bye-Laws
Bermuda law provides that the memorandum of association of a company may be amended in the manner provided for in the Bermuda Companies Act, i.e. by a resolution passed by the Board and resolution at a general meeting of shareholders. Pursuant to the Bye-Laws, no bye-law may be rescinded, altered or amended and no new bye-law may be made, save in accordance with the Bermuda Companies Act, and until the same has been approved by a resolution of the Board and by a resolution of the shareholders including the affirmative vote of not less than two-thirds of all votes cast at a general meeting.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of the Company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Bermuda Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Supreme Court of Bermuda. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the Company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application or by one or more of their numbers as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.
5) Meetings of Shareholders
Under Bermuda law, a company is required to convene at least one general meeting of shareholders in each calendar year (the “annual general meeting”). However, the shareholders of a company may by resolution waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any shareholder may, on notice to the company, terminate the waiver, in which case an annual general meeting must be called. The annual general meeting of the Company shall be held once in every year at such time and place as the Board appoints but in no event shall any such annual general meeting be held in Norway or the United Kingdom.
Pursuant to Bermuda law and the Bye-Laws, the Board may call for a special general meeting whenever they think fit, and the Board must call for a special general meeting upon the request of shareholders holding not less than 10% of the paid-up capital of the Company carrying the right to vote at general meetings. Bermuda law also requires that shareholders of a company are given at least five (5) days’ advance notice of a special general meeting, unless notice is waived. The Bye-Laws provide that the Board may convene a special general meeting whenever in their judgement such meeting is necessary, but in no event shall any such special general meeting be held in Norway or the United Kingdom. Under the Bye-Laws, at least ten (10) days’ notice of an annual general meeting must be given to each shareholder entitled to attend and vote thereat, stating the date, place and time at which the meeting is to be held. At least ten (10) days’ notice of a special general meeting must be given to each shareholder entitled to attend and vote thereat, stating the date, place and time and the general nature of the business to be considered at the meeting. No business shall be conducted at any annual general meeting or any a special general meeting except for the business set forth in the notice of such meeting provided to each shareholder of the Company. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting, by all of the shareholders entitled to attend and vote at such meeting; and (ii) in the case of a special general meeting, by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving the right to attend and vote at such meeting. Pursuant to the Bye-Laws, the quorum required for a general meeting of shareholders is two or more persons present throughout the meeting representing in person or by proxy any issued and outstanding Shares.
The accidental omission to give notice of a general meeting to, or the non-receipt of a notice of a general meeting by, any person entitled to receive notice does not invalidate the proceedings at that meeting. The Bermuda Companies Act provides that, unless otherwise provided in a company’s bye-laws, shareholders may take any action by resolution in writing provided that notice of such resolution is circulated, along with a copy of the resolution, to all shareholders who would be entitled to attend a meeting and vote on the resolution. Such resolution in writing must be signed by the shareholders of the company who, at the date of the notice, represent such majority of votes as would be required if the resolution had been voted on at a meeting of the shareholders. The Bermuda Companies Act provides that the following actions may not be taken by resolution in writing: (1) the removal of the company’s auditors and (2) the removal of a director before the expiration of his or her term of office.
The Bye-Laws provide that anything which may be done by resolution of the Company in a general meeting or by resolution of a meeting of any class of the shareholders may be done by written resolution in accordance with the Bye-Laws.
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
The Bye-Laws establish an advance notice procedure that must be followed by shareholders if they wish to nominate candidates for election as directors at a general meeting of shareholders. The Bye-Laws provide generally that, if a shareholder desires to propose a candidate for election as a director at (a) an annual general meeting, then such shareholder must give notice not less than 90 days nor more than 120 days prior to the anniversary of the last annual general meeting or, in the event the annual general meeting is called for a date that is greater than 30 days before or after such anniversary, the notice must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made; and (b) a special general meeting, such notice must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was posted to shareholders or the date on which public disclosure of the date of the special general meeting was made. The notice must contain specified information concerning the nominee and the shareholder submitting the proposal including its beneficial owner. Any shareholder may propose or nominate persons to the Board, however only nominees proposed by one or more shareholders holding at least 10% of the issued and outstanding shares of the Company must be included on the slate of nominees put before the shareholders for consideration.

7) Dividend rights
Under Bermuda law, a company may not declare or pay a dividend or make a distribution out of the contributed surplus, if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of its assets would thereby be less than its liabilities. Under the Bye-Laws, each Common Share is entitled to dividends if, and when dividends are declared by the Board, subject to any preferred dividend right of the holders of any preference shares.
Pursuant to the Bye-Laws, any dividend and/or other moneys payable in respect of a share which has remained unclaimed for six (6) years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to remain owing by the Company.
8) Transfer of Shares
Subject to the Bermuda Companies Act and to such of the restrictions contained in the Bye-laws as may be applicable and to the provisions of any applicable United States securities laws (including, without limitation, the Securities Act, and the rules promulgated thereunder), the shares of the Company are freely transferable. However, the Bye-Laws provide that the Board may decline to register, and may require any registrar appointed by the Company to decline to register, a transfer of a share of the Company or any interest therein held through the VPS if such transfer would be likely, in the opinion of the Board, to result in 50% or more of the issued share capital (or of the votes attaching all issued shares in the Company) being held or owned directly or indirectly by persons resident for tax purposes in Norway. A failure to notify the Company of such correction or change can lead to the shareholder’s entitlement to vote, exercise other rights attaching to the shares of the Company or interests therein being sold at the best price reasonably obtainable in all the circumstances. Furthermore, if such holding of 50% or more by individuals or legal persons resident for tax purposes in Norway or connected to a Norwegian business activity, the Bye-Laws require the Board to make an announcement through the OSE, and the Board and the registrar appointed by the Company are then entitled to dispose of Shares or interests therein to bring such holding by an individual or legal person resident for tax purposes in Norway or connected to a Norwegian business below 50%—the shares of the Company or interests therein to be sold being first those held by holders who failed to comply with the above notification requirement, and thereafter those that were acquired most recently by the shareholders.
The Company has been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows the Company to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on its ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of Shares. The Bermuda Monetary Authority has given its consent for the issue and free transferability of all Shares from and/or to non-residents and residents of Bermuda for exchange control purposes, provided the Shares remain listed on an Appointed Stock Exchange (as such term is defined under the Bermuda Companies Act), which includes the OSE and the NYSE. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to the Company’s performance or creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of the Company’s business or for the correctness of any opinions or statements expressed in this registration statement. Certain issues and transfers of Shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.
Notwithstanding anything else to the contrary in the Bye-Laws, shares that are listed or admitted to trading on an Appointed Stock Exchange may be transferred in accordance with the rules and regulations of such exchange. All transfers of uncertificated shares shall be made in accordance with and be subject to the facilities and requirements of the transfer of title to shares in that class by means of the VPS or any other relevant system concerned and, subject thereto, in accordance with any arrangements made by the Board in its discretion in accordance with the Bye-Laws. The Seadrill Board may in its absolute discretion refuse to register the transfer of a share that is not fully paid. The Seadrill Board may also refuse to recognize an instrument of transfer of a share unless (i) the instrument is duly stamped and lodged with the Company accompanied by the relevant share certificate to which it relates (if one has been issued) and such other evidence of the transferor’s right to make the transfer as the Board may reasonably require, (ii) the instrument of transfer is in respect of only one class of share and/or (iii) all applicable consents, authorizations and permissions of any governmental body or agency in Bermuda (including the Bermuda Monetary Authority) with respect thereto have been obtained. Pursuant to the Bye-Laws, if the Board is of the opinion that a transfer may breach any law or requirement of any authority or any stock exchange or quotation system upon which any of the Shares are listed (from time to time), then registration of the transfer shall be declined until the Board receives satisfactory evidence that no such breach would occur. Subject to these restrictions and any other restrictions in the Bye-Laws and to the Bermuda Companies Act and applicable United States laws (including, without limitation, the Securities Act and related regulations), a holder of Shares may transfer the title to all or any of its Shares by completing an instrument of transfer in the usual common form or in such other form as the Board may approve. The instrument of transfer must be signed by the transferor and, in the case of a share that is not fully paid, the transferee. The Seadrill Board may also implement arrangements in relation to the evidencing of title to and the transfer of uncertified shares.
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
9) Disclosure of material interest
The Bye-Laws provide that, where the requirements of the OSE require any person acquiring or disposing of an interest in the Shares to give notification of such change in interest, such person must immediately notify the registrar appointed by the Company of the acquisition or disposal and of its resulting interest, following which, the registrar appointed by the Company will notify the OSE. If a person fails to provide such notification, the Board shall require the registrar appointed by the Company to serve the person with notice, requiring compliance with the notification requirements and inform him or her that pending such compliance the registered holder of the Shares shall have suspended its entitlement to vote, exercise other rights attaching to the Shares and receive payment of income or capital.
10) Amalgamations and mergers
The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Pursuant to Bermuda law, unless the bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. The Bye-Laws provide that any such amalgamation or merger must be approved by the affirmative vote of at least a majority of the votes cast at a general meeting of the Company at which the quorum shall be two or more shareholders throughout the meeting and representing in person or by proxy in excess of 25% of the total voting rights of all issued and outstanding shares of the Company.
Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the relevant general meeting of shareholders, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.
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
12) Capitalization of profits and reserves
Pursuant to the Bye-Laws, the Board may (i) capitalize any amount for the time being standing to the credit of the Company’s share premium or other reserve accounts or any amount credited to the Company’s profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro-rata (except in connection with the conversion of shares of one class to shares of another class) to the shareholders; or (ii) capitalize any amount for the time being standing to the credit of a reserve account or amounts otherwise available for dividend or distribution by applying such amounts in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.
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
In addition, under the Bye-Laws, all shareholders who (i) 7% or more of the issued and outstanding voting shares of the Company as at the Effective Date; or (ii) 10% or more of the issued and outstanding voting shares of the Company at any time after the Effective Date shall be entitled to receive upon written request to the Company a summary of all material information provided to the Board, on the terms set out in the Bye-Laws, provided that the Company is satisfied that each such shareholder (1) is subject to appropriate confidentiality arrangements; (2) is restricted from dealing in the Company’s equity securities in accordance with “insider dealing” laws and regulations pursuant to applicable laws; (3) will not have any “cleansing rights” to require the Company to publicly disclose relevant information; and (4) may receive the information pursuant to applicable laws.
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
16) Certain provisions of Bermuda law
i.     Compulsory acquisition of shares held by minority Shareholders
An acquiring party is generally able to acquire compulsorily the common shares of a minority shareholder of a Bermuda company in the following ways:
•By procedure under the Bermuda Companies Act known as a “scheme of arrangement”. A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Bermuda Registrar of Companies, all holders of common shares could be compelled to sell their common shares under the terms of the scheme of arrangement.
•If the acquiring party is a company it may compulsorily acquire all the shares of the target company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any non-tendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, non-tendering shareholders will be compelled to sell their shares unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.
•Where the acquiring party or parties hold not less than 95% of the shares or class of shares of the company, such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, acquire the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.
ii. Economic Substance
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
D.EXCHANGE CONTROLS
We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of the Shares.
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
E.TAXATION
The following is a discussion of the material Bermuda, United States federal income and other tax considerations with respect to us and holders of common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our Shares, may be subject to special rules. This discussion deals only with holders who hold the Shares as a capital asset, generally for investment purposes. Shareholders are encouraged to consult their own tax advisors concerning the overall tax consequences arising in their own particular situation under United States federal, state, local or foreign law of the ownership of common shares.
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
Bermuda and Other Non-U.S. Tax Considerations
As at the date of this annual report, whilst Seadrill is resident in Bermuda, we are not subject to taxation under the laws of Bermuda. Distributions we receive from our subsidiaries also are not subject to any Bermuda tax. As at the date of this annual report, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, or estate duty or inheritance tax payable by non-residents of Bermuda in respect of capital gains realized on a disposition of the Shares or in respect of distributions they receive from us with respect to the Shares. This discussion does not, however, apply to the taxation of persons ordinarily resident in Bermuda. Bermuda shareholders should consult their own tax advisors regarding possible Bermuda taxes with respect to dispositions of, and distributions the Shares.
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
In March 2020, the U.S. enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), which grants taxpayers a five-year carryback period for net operating losses arising in tax years beginning after December 31, 2017 and before January 1, 2021. See Note 13 – "Taxation" to the Consolidated Financial Statements included herein for further details of the impact for 2022.
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

United States Federal Income Tax Considerations
The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of the ownership of the Shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, banks, financial institutions, tax-exempt entities, insurance companies, pension funds, US expatriates, real estate investment trusts, regulated investment companies, investors holding common shares as part of a straddle, hedging or conversion transaction, investors subject to the alternative minimum tax, investors who acquired their common shares pursuant to the exercise of employee stock options or otherwise as compensation, investors whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of the Shares, may be subject to special rules. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business in this annual report and assumes that we conduct our business as described.
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
Distributions
Subject to the discussion of PFICs below, any distributions made by us with respect to the Shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividend received deduction with respect to any distributions they receive from us. Dividends paid with respect to the Shares will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.
Dividends paid on the Shares to a U.S. Holder who is an individual, trust or estate, or a “U.S. Individual Holder” will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates provided that 1) the common shares are readily tradable on an established securities market in the United States or on a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located (such as the OSE, on which the Shares are also traded); 2) we are not a PFIC for the taxable year in which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we are not and do not anticipate being in the future); 3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and 4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on the Shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.
Special rules may apply to any “extraordinary dividend,” generally, a dividend paid by us in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances) in a share of common shares. If we pay an “extraordinary dividend” on the Shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.
Sale, Exchange or other Taxable Disposition of Common Shares
Assuming we do not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other taxable disposition of the Shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other taxable disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.
3.8% Tax on Net Investment Income
Certain U.S. Holders, including individuals, estates, or, in certain cases, trusts, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s net investment income for the taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000). A U.S. Holder’s net investment income will generally include distributions made by us which constitute a dividend for U.S. federal income tax purposes and gain realized from the sale, exchange or other taxable disposition of the Shares. This tax is in addition to any income taxes due on such investment income.
If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the 3.8% tax on net investment income to the ownership and disposition of the Shares.

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
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different United States federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to the Shares, as discussed below. In addition, if we were to be treated as a PFIC for any taxable year a U.S. Holder would be required to file an annual report with the United States Internal Revenue Service, or the IRS, for that year with respect to such U.S. Holder’s common shares.
Taxation of U.S. Holders Making a Timely QEF Election
If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common shares would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in the adjusted tax basis in the common shares and would not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the Shares. A U.S. Holder would make a QEF election with respect to any taxable year during which we are a PFIC by filing a valid IRS Form 8621 with his United States federal income tax return. If we were aware that we or any of our subsidiaries were to be treated as a PFIC for any taxable year, we would, if possible, provide each U.S. Holder with all necessary information in order to make the QEF election described above. If we were to be treated as a PFIC, a U.S. Holder would be treated as owning his proportionate share of stock in each of our subsidiaries which is treated as a PFIC and a separate QEF election would be necessary with respect to each subsidiary. It should be noted that we may not be able to provide such information if we did not become aware of our status as a PFIC in a timely manner.
Taxation of U.S. Holders Making a “Mark-to-Market” Election
Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to the Shares, provided the U.S. Holder completes and files a valid IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. The “mark-to-market” election will not be available for any of our subsidiaries. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the Shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included as ordinary income by the U.S. Holder. It should be noted that the mark-to-market election would likely not be available for any of our subsidiaries which are treated as PFICs.
Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election
Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the Shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing

Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of the Shares. Under these special rules:
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
These penalties would not apply to a pension or profit-sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the Shares. If a Non-Electing Holder, who is an individual, dies while owning the Shares, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to such common shares.
United States Federal Income Taxation of “Non-U.S. Holders”
A beneficial owner of the Shares that is not a U.S. Holder or partnership is referred to herein as a “Non-U.S. Holder.”
Dividends on Common Shares
Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our the Shares, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is subject to United States federal income tax only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.
Sale, Exchange or Other Disposition of Common Shares
Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other taxable disposition of the shares, unless:
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
Individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year. Specified foreign financial assets would include, among other assets, the Shares, unless the common shares were held through an account maintained with certain financial institutions. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, the statute of limitations on the assessment and collection of U.S. federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed. U.S. Holders and Non-U.S. Holders are encouraged to consult their own tax advisers regarding their reporting obligations under section 6038D of the Code.
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
J.      ANNUAL REPORT TO SECURITY HOLDERS
Not applicable.
ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to several market risks, including credit risk, foreign currency risk and interest rate risk. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by our management team. This may include the use of derivative instruments.
Credit risk
We have financial assets, including cash and cash equivalents, related party receivables, other receivables and certain amounts receivable on derivative instruments. These assets expose us to credit risk arising from possible default by the counterparty. Most of the counterparties are creditworthy financial institutions or large oil and gas companies. We do not expect any significant loss to result from non-performance by such counterparties. We do not typically demand collateral in the normal course of business. As of December 31, 2022 (Successor), the credit exposure of derivative financial instruments is limited to our interest rate cap.
Credit risk is also considered as part of our expected credit loss provision. For details on how we estimate expected credit losses refer to Note 6 - "Current expected credit losses" to the Consolidated Financial Statements included herein.
Concentration of risk
There is also a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Citibank, DNB, Credit Agricole and BTG Pactual. We consider these risks to be remote, but, from time to time, we utilize instruments such as money market deposits to manage concentration of risk with respect to cash and cash equivalents. We also have a concentration of risk with respect to customers, including affiliated companies. For details on the customers with greater than 10% of contract revenues, refer to Note 7 - "Segment information". For details on amounts due from affiliated companies, refer to Note 27 – "Related party transactions" to the Consolidated Financial Statements included herein.
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
Interest rate risk
Our exposure to interest rate risk relates mainly to our floating rate debt and balances of surplus funds placed with financial institutions. We manage our floating rate debt risk through the use of a derivative agreement. On May 11, 2018, we purchased an interest rate cap for $68 million to mitigate exposure to future increases of LIBOR and, since then, have closed out 89% of this cap. Following Chapter 11 restructuring and prepayments of our external debt facilities, the notional amount now covered by the cap is $496 million. The interest rate cap is not designated as a hedge and therefore we do not apply hedge accounting. The capped rate against the 3-month US LIBOR is 2.8770%and covers the period from June 15, 2018 to June 15, 2023. The 3-month LIBOR rate as at December 31, 2022 was 4.7673%.
The new term loan and second lien debt facilities entered on emergence from Chapter 11 proceedings are referenced to the SOFR, while the Convertible Bond is referenced to 3-month US LIBOR and has fallback provisions for reference rate benchmark changes.
ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.     CONTROLS AND PROCEDURES
A.     Disclosure Controls and Procedures
Our management, with participation from the Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 and Rule 15d-15 of the Exchange Act as of December 31, 2022. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the evaluation date.
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
Our management, with the participation of the Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the design and operation of our internal control over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2022. In making our assessment, our management used the criteria established in the Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors. On the basis of this evaluation, Management concluded that, as of December 31, 2022, the Company’s internal control over financial reporting was effective.

C.     Attestation Report of Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page F-2 of our consolidated financial statements.
D.     Changes in Internal Control over Financial Reporting
There were no changes in these internal controls during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
ITEM 16.     INTERNAL AUDIT, ENTERPRISE RISK & QUALITY MANAGEMENT
In 2022, we re-launched Seadrill’s Internal Audit program and worked with Senior Management to identify Seadrill’s Top-10 risks as part of the continuous evolution of our Enterprise Risk & Quality Management ("ERM") program.
The work with the leadership team on ERM supplements initiatives taken across the Corporate functions in 2021, where the organization identified over 500 business process risks across 22 themes, encompassing strategic, reputational, regulatory, people, safety and operational parameters. Seadrill’s Top-10 Risks focus on macro issues of a political, economic, social, technological, legal and environmental nature emerging from global, industry or internal, company-related changes.
We have listed our Top-10 Risks below:
•Decline in price of oil
•Cyber-security attacks
•Major capital projects
•Tier-1 well control events
•Access to debt and equity capital
•Station keeping and loss of stability
•Change in law (regulatory, flag state, Health and Safety Executive, tax including tougher governmental stance)
•Environmental, Social and Governance agenda and climate change
•Liquidity and cashflow challenges
•Talent retention and workforce planning
A risk-based approach informs our recently launched Internal Audit program, where we leverage industry expertise to review and provide assurance on the control framework in place to mitigate our Top-10 risks and identify opportunities to further strengthen controls.
The vast majority of our controls are documented in Seadrill’s Management System that is certified to the ISO 9001:2015 Quality Management Standard and is subject to an annual review by our certifying partner, DNV.
ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Mark McCollum (Chair), Jan Kjærvik (Committee Member), and Jean Cahuzac (Committee Member), are independent Directors as defined by the NYSE and are audit committee financial experts as defined by the SEC. See Item 6A - "Directors and Senior Management" for a description of their relevant experience.
ITEM 16B.     CODE OF ETHICS
We have adopted a Code of Conduct that applies to all entities controlled by us and employees, directors, officers and agents of ours. This document is available under the “About us” section of our website (www.seadrill.com). We intend to disclose, under this section of our website, any waivers to or amendments of the Code of Conduct for the benefit of any of our directors and executive officers.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our principal accountant for the fiscal years ended December 31, 2022, 2021 and 2020 was PricewaterhouseCoopers LLP (Firm ID: 876) in the United Kingdom. The following table sets forth the fees related to audit and other services provided by the principal accountant and their affiliates.

(In $)	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Audit fees (1)	3,800,728	4,296,199	3,272,317
Audit-related fees (2)	576,684	652,676	64,195
All other fees (3)	20,222	22,699	19,259
Total	4,397,634	4,971,574	3,355,771
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
(3)All other fees include services other than audit fees, audit-related fees and taxation fees set forth above, primarily including assistance in the preparation of financial statements for subsidiaries.
Audit Committee’s Pre-Approval Policies and Procedures
Our Board has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit-related services to be provided by such auditor under such engagement by us. All services provided by the principal auditor in 2022, 2021 and 2020 were approved by the Board pursuant to the pre-approval policy.
ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
ITEM 16F.     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G.     CORPORATE GOVERNANCE
U.S. companies listed on the NYSE are subject to the rules of the NYSE Listed Company Manual. As a foreign private issuer, we are exempt from certain requirements of the NYSE that are applicable to U.S. listed companies, including certain corporate governance practices. Set out below is a list of the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. As an issuer with a secondary listing on the OSE, we are not required under the OSE Continuing Obligations to prepare a corporate governance report in accordance with the Norwegian Code of Practice for Corporate Governance, and we may report pursuant to the equivalent code of practice applicable to foreign private issuers listed on the NYSE.
Independence of Directors
The NYSE requires that a U.S. listed company maintain a majority of independent directors. Under Bermuda law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in NYSE rules. However, our Board of Directors currently has a majority of independent directors, with all of the nine members being independent under the NYSE's standards for independence applicable to a foreign private issuer.
Executive Sessions
The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. Historically, non-management directors regularly held executive sessions without management. We expect this to continue in the future.
Nominating/Corporate Governance Committee
The NYSE requires that a listed company have a nominating/corporate governance committee and a compensation committee respectively composed entirely of independent directors, a committee charter detailing the committee's purpose and responsibilities and an annual performance evaluation of the committee. The Company does not have a separate nominating/corporate governance committee and a separate compensation committee; instead, these functions are filled jointly by one committee of the Seadrill Board, the Joint Nomination and Remuneration Committee.

Corporate Governance Guidelines
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
ii.Board of Directors and Board Committees
The composition of our Board of Directors is set out in Item 6 - "Directors, Senior Management and Employees", as is information pertaining to our Audit and Risk Committee and our Joint Nomination and Remuneration Committee.
iii.Appointment of Board Members
The Bye-Laws regulate the process of appointing Board Members. Reference is made to Item 6 - "Directors, Senior Management and Employees", subsection "C. Board Practices" for information on specific rights concerning Terms of Office, the number of Board Members required in the Board of Directors and appointment procedures. The Bye-Laws have been included under Item 10 - "Additional Information", subsection "B. Memorandum of Association and Bye-Laws", and set out the full regulation of the procedures for the appointment of Board Members.
iv.Authorization to Acquire Treasury Shares
Pursuant to the Bye-Laws, the Company has the power to purchase its own shares for cancellation or to acquire its own shares, to hold as treasury shares. The Board of Directors may exercise all powers of the Company to purchase or acquire its own shares, whether for cancellation or to be held as treasury shares in accordance with Bermuda law.
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

ITEM 19.    EXHIBITS

Exhibit Number	Description
1.1	Certificate of Incorporation of Seadrill 2021 Limited delivered October 21, 2021 (incorporated by reference to Exhibit 1.1 to Seadrill Limited’s Annual Report on Form 20-F filed on April 29, 2022).
1.2	Memorandum of Association of Seadrill 2021 Limited (incorporated by reference to Exhibit 1.2 to Seadrill Limited’s Annual Report on Form 20-F filed on April 29, 2022).
1.3
Certificate of Deposit of Memorandum of Increase of Share Capital of Seadrill Limited (incorporated by reference to Exhibit 1.3 to Seadrill Limited’s Annual Report on Form 20-F filed on April 29, 2022).

1.4	Bye-Laws of Seadrill Limited (incorporated by reference to Exhibit 1.4 to Seadrill Limited’s Annual Report on Form 20-F filed on April 29, 2022).
1.5
Certificate of Change of Name from Seadrill 2021 Limited to Seadrill Limited delivered February 22, 2022 (incorporated by reference to Exhibit 1.5 to Seadrill Limited’s Annual Report on Form 20-F filed on April 29, 2022).

2.1
Second Amended Joint Chapter 11 Plan (as modified) of Reorganization, as confirmed by the Bankruptcy Court on October 26, 2021 (incorporated by reference to Exhibit 2.1 of Seadrill Limited’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2022).

2.2	Registration Rights Agreement (incorporated by reference to Exhibit 2.2 of Seadrill Limited’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2022).
2.3
Convertible Note Purchase Agreement (incorporated by reference to Exhibit 4.3 of Seadrill Limited’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2022).

2.4	Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to Seadrill Limited’s Report on Form 6-K furnished on April 3, 2023).
2.5	A description of the rights of each class of securities that is registered under Section 12 of the Exchange Act.
4.1
Super Senior Term and Revolving Facilities Agreement (incorporated by reference to Exhibit 4.1 of Seadrill Limited’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2022).

4.2
Senior Secured Credit Facility Agreement (incorporated by reference to Exhibit 4.2 of Seadrill Limited’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2022).

4.3
Agreement and Plan of Merger, by and among Seadrill Limited, Aquadrill LLC and Seadrill Merger Sub, LLC, dated as of December 22, 2022 (incorporated by reference to Exhibit 4.1 to Seadrill Limited’s Report on Form 6-K furnished on December 23, 2022).

4.4
Voting and Support Agreement, by and among Seadrill Limited and the Members of Aquadrill LLC, dated as of December 22, 2022 (incorporated by reference to Exhibit 4.2 to Seadrill Limited’s Report on Form 6-K furnished on December 23, 2022).

4.5	Seadrill Limited 2022 Management Incentive Plan (incorporated by reference to Exhibit 10.4 to Seadrill Limited’s Registration Statement on Form F-4, filed with the SEC on February 27, 2023).
8.1	List of subsidiaries of Seadrill Limited (incorporated by reference to Exhibit 21.1 to Seadrill Limited’s Registration Statement on Form F-4, filed with the SEC on February 27, 2023).
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Seadrill Limited
(Registrant)

Date: April 19, 2023

By:	/s/ Grant Creed
Name:	Grant Creed
Title:	Chief Financial Officer of Seadrill Management Limited. (Principal Financial Officer and Principal Accounting Officer of Seadrill Limited) Officer of Seadrill Limited

Seadrill Limited
Index to Consolidated Financial Statements

Consolidated Financial Statements of Seadrill Limited
Index to Consolidated Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Operations for the period from February 23, 2022 through December 31, 2022 (Successor), the period from January 1, 2022 through February 22, 2022 (Predecessor), and the years ended December 31, 2021 and December 31, 2020 (Predecessor)
F-6
Consolidated Statements of Comprehensive Income / (Loss) for the period from February 23, 2022 through December 31, 2022 (Successor), the period from January 1, 2022 through February 22, 2022 (Predecessor), and the years ended December 31, 2021 and December 31, 2020
F-7
Consolidated Balance Sheets as at December 31, 2022 (Successor) and 2021 (Predecessor)	F-8
Consolidated Statements of Cash Flows for the period from February 23, 2022 through December 31, 2022 (Successor), the period from January 1, 2022 through February 22, 2022 (Predecessor), the years ended December 31, 2021 and December 31, 2020
F-9
Consolidated Statements of Changes in Shareholders' Equity for the period from February 23, 2022 through December 31, 2022 (Successor), the period from January 1, 2022 through February 22, 2022 (Predecessor), the years ended December 31, 2021 and December 31, 2020
F-11
Notes to Consolidated Financial Statements	F-13

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Seadrill Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Seadrill Limited and its subsidiaries (Predecessor) (the “Company”) as of December 31, 2021 and the related consolidated statements of operations, comprehensive income/(loss), changes in shareholders’ equity and cash flows for the period from January 1, 2022 to February 22, 2022, and for each of the two years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period from January 1, 2022 to February 22, 2022, and for each of the two years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis of Accounting

As discussed in Note 4 to the consolidated financial statements, the Company filed petitions on February 7, 2021 and February 10, 2021 with the United States Bankruptcy Court for the Southern District of Texas for reorganization under the provisions of Chapter 11 of the Bankruptcy Code. The Company’s Plan of Reorganization was substantially consummated on February 22, 2022 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh start accounting.

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

Uncertain tax positions

As described in Notes 2 and 13 to the consolidated financial statements, the Company had an unrecognized tax benefit of $84 million as of February 22, 2022 of which a majority relates to certain jurisdictions. The determination and evaluation of the Company’s income tax provision involves the interpretation of tax laws in the various jurisdictions in which they operate and requires significant judgment. As disclosed, there are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. Management recognizes tax liabilities based on its assessment of whether the tax positions are more likely than not sustainable, based solely on the technical merits and considerations of the relevant taxing authorities widely understood administrative practices and precedence. Management recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit by relevant tax authorities, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Management regularly assesses the potential outcomes of examinations by tax authorities in determining the adequacy of the provision for income taxes.

The principal considerations for our determination that performing procedures relating to uncertain tax positions is a critical audit matter are the significant judgment and estimation by management in (i) interpreting tax laws to identify uncertain tax positions and assess the technical merits of those positions and (ii) recognizing and measuring liabilities for uncertain tax positions. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating evidence related to management’s identification, recognition and measurement of uncertain tax positions in certain jurisdictions. The audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing the completeness of the uncertain tax positions identified by management and evaluating the appropriateness of the uncertain tax positions recognized and the measurement amounts determined by management. Testing the completeness of the positions identified involved: (i) evaluating management’s process of identifying uncertain tax positions; (ii) obtaining evidence of the status of open tax audits; (iii) testing the information used in the identification of uncertain tax positions, including inspection of the related final tax returns and return-to-provision adjustments; (iv) inspecting copies of correspondence with relevant tax authorities occurring during the pre-emergence period; (v) performing an assessment of the jurisdictions in which the Company operates and discussing with management as to whether there has been any correspondence from local tax authorities; (vi) considering the results of other audit procedures, including structural and contractual changes in the pre-emergence period; and (vii) considering changes to tax laws announced during the period, including those specifically for the oil and gas industry. Testing the recognition and measurement of uncertain tax positions involved: (i) testing the completeness, accuracy and relevance of data used in management’s two-step process; (ii) testing management’s two-step process by evaluating the appropriateness of management’s assessment of the technical merits of tax positions and estimates of the amount of tax benefit expected to be sustained; (iii) evaluating the status and results of income tax audits with the relevant tax authorities; and (iv) evaluating new information that may affect the measurement of existing provisions for uncertain tax positions in these certain jurisdictions. Professionals with specialized skill and knowledge were used to assist in the evaluation of the completeness of uncertain tax positions and measurement of the Company’s uncertain tax positions for the certain jurisdictions.

Fresh start accounting - valuation of the working fleet of drilling units

As described in Note 5 to the consolidated financial statements, upon emergence from bankruptcy, the Company qualified for and adopted Fresh Start accounting on February 22, 2022. Fresh Start accounting requires the Company to present its assets, liabilities, and equity at their reorganization value amounts as of the date of emergence from bankruptcy. The Company valued its individual assets, liabilities, and equity instruments using valuation models and determined the value of the drilling units was $1,882 million, the majority of which relates to the Company’s working fleet. For the working fleet, management determined the fair value of drilling units based primarily on an income approach utilizing a discounted cash flow analysis. Assumptions used in the assessment of the discounted free cash flows included, but were not limited to, the contracted and market dayrates, operating costs, overheads, economic utilization, effective tax rates, capital expenditures, working capital requirements, and estimated useful economic lives. The cash flows were discounted at a market participant weighted average cost of capital (“WACC”), which was derived from a blend of market participant after-tax cost of debt and market participant cost of equity and computed using public share price information for similar offshore drilling market participants, certain U.S. Treasury rates, and certain risk premiums specific to the assets of the Company.

The principal considerations for our determination that performing procedures relating to fresh start accounting - valuation of the working fleet of drilling units is a critical audit matter are (i) the significant judgment by management when determining the fair value; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the market dayrates and the WACC; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management’s process for determining the fair value of the working fleet within drilling units; (ii) evaluating the appropriateness of the discounted cash flow model and the accuracy of the calculations within; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of significant assumptions related to the market dayrates and the WACC. Evaluating management’s assumptions related to the market dayrates involved evaluating whether the assumptions used were reasonable considering (i) current and past performance of the assets; (ii) consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the discounted cash flow model and the reasonableness of the WACC assumption which included considering consistency of the assumption with external market and industry data.

/s/ PricewaterhouseCoopers LLP
Watford, United Kingdom
April 19, 2023

We have served as the Company's or its predecessors' auditor since 2013.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Seadrill Limited

Opinion on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Seadrill Limited and its subsidiaries (Successor) (the “Company”) as of December 31, 2022, and the related consolidated statements of operations, comprehensive income/(loss), changes in shareholders’ equity and cash flows for the period from February 23, 2022 to December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and the results of its operations and its cash flows for the period from February 23, 2022 to December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis of Accounting

As discussed in Note 4 to the consolidated financial statements, the United States Bankruptcy Court for the Southern District of Texas confirmed the Company's Plan of Reorganization (the "plan") on October 26, 2021. Confirmation of the plan resulted in the discharge of all claims against the Company that arose before February 7, 2021 and February 10, 2021 and substantially alters or terminates all rights and interests of equity security holders as provided for in the plan. The plan was substantially consummated on February 22, 2022 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh start accounting as of February 22, 2022.

Basis for Opinion

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Uncertain tax positions

As described in Notes 2 and 13 to the consolidated financial statements, the Company had an unrecognized tax benefit of $85 million as of December 31, 2022 of which a majority relates to certain jurisdictions. The determination and evaluation of the Company’s income tax provision involves the interpretation of tax laws in the various jurisdictions in which they operate and requires significant judgment. As disclosed, there are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. Management recognizes tax liabilities based on its assessment of whether the tax positions are more likely than not sustainable, based solely on the technical merits and considerations of the relevant taxing authorities widely understood administrative practices and precedence. Management recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit by relevant tax authorities, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Management regularly assesses the potential outcomes of examinations by tax authorities in determining the adequacy of the provision for income taxes.

The principal considerations for our determination that performing procedures relating to uncertain tax positions is a critical audit matter are the significant judgment and estimation by management in (i) interpreting tax laws to identify uncertain tax positions and assess the technical merits of those positions and (ii) recognizing and measuring liabilities for uncertain tax positions. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating evidence related to management’s identification, recognition and measurement of uncertain tax positions in certain jurisdictions. The audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the identification, recognition and measurement of uncertain tax positions. These procedures also included, among others, testing the completeness of the uncertain tax positions identified by management and evaluating the appropriateness of the uncertain tax positions recognized and the measurement amounts determined by management. Testing the completeness of the positions identified involved: (i) evaluating management’s process of identifying uncertain tax positions; (ii) obtaining evidence of the status of open tax audits; (iii) testing the information used in the identification of uncertain tax positions, including inspection of the related final tax returns and return-to-provision adjustments; (iv) inspecting copies of correspondence with relevant tax authorities occurring during the post-emergence period; (v) performing an assessment of the jurisdictions in which the Company operates and discussing with management as to whether there has been any correspondence from local tax authorities; (vi) considering the results of other audit procedures, including structural and contractual changes in the post-emergence period; and (vii) considering changes to tax laws announced during the period, including those specifically for the oil and gas industry. Testing the recognition and measurement of uncertain tax positions involved: (i) testing the completeness, accuracy and relevance of data used in management’s two-step process; (ii) testing management’s two-step process by evaluating the appropriateness of management’s assessment of the technical merits of tax positions and estimates of the amount of tax benefit expected to be sustained; (iii) evaluating the status and results of income tax audits with the relevant tax authorities; and (iv) evaluating new information that may affect the measurement of existing provisions for uncertain tax positions in these certain jurisdictions. Professionals with specialized skill and knowledge were used to assist in the evaluation of the completeness of uncertain tax positions and measurement of the Company’s uncertain tax positions for the certain jurisdictions.

/s/ PricewaterhouseCoopers LLP
Watford, United Kingdom
April 19, 2023

We have served as the Company's or its predecessors' auditor since 2013.

Seadrill Limited
CONSOLIDATED STATEMENTS OF OPERATIONS
for the period from February 23, 2022 through December 31, 2022 (Successor), the period from January 1, 2022 through February 22, 2022 (Predecessor), and the years ended December 31, 2021, and December 31, 2020 (Predecessor)
(In $ millions, except per share data)

		Successor	Predecessor
	Notes	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
				(As adjusted)	(As adjusted)
Operating revenues
Contract revenues		574	124	663	605
Reimbursable revenues		27	4	35	37
Management contract revenue	*	203	36	177	289
Other revenues	9 *	39	5	32	30
Total operating revenues		843	169	907	961
Operating expenses
Vessel and rig operating expenses		(445)	(76)	(612)	(541)
Reimbursable expenses		(24)	(4)	(32)	(34)
Depreciation and amortization		(135)	(17)	(127)	(319)
Management contract expense	*	(148)	(31)	(174)	(390)
Merger and integration related expenses		(3)	—	—	—
Selling, general and administrative expenses		(54)	(6)	(67)	(74)
Total operating expenses		(809)	(134)	(1,012)	(1,358)
Other operating items
Loss on impairment of long-lived assets	12	—	—	(152)	(4,087)
Loss on impairment of intangibles		—	—	—	(21)
Gain on disposals		1	2	47	15
Other operating income	*	—	—	54	9
Total other operating items	10	1	2	(51)	(4,084)

Operating profit/(loss)		35	37	(156)	(4,481)
Financial and other non-operating items
Interest income	*	14	—	1	8
Interest expense	11	(98)	(7)	(109)	(398)
Share in results from associated companies	17	(2)	(2)	3	—
Fair value measurement on deconsolidation of VIE		—	—	—	509
Gain/(loss) on derivatives and foreign exchange		8	9	(4)	(26)
Reorganization items, net	4	(15)	3,683	(296)	—
Other financial and non-operating items	*	(5)	21	(11)	(43)
Total financial and other non-operating items		(98)	3,704	(416)	50
(Loss)/Profit before income taxes		(63)	3,741	(572)	(4,431)
Income tax (expense)/benefit	13	(10)	(2)	—	1
(Loss)/Income from continuing operations		(73)	3,739	(572)	(4,430)
Income/(loss) from discontinued operations	32	274	(33)	(15)	(233)
Net income/(loss)		201	3,706	(587)	(4,663)

Net income/(loss): parent		201	3,706	(587)	(4,659)
Net loss: non-controlling interest		—	—	—	(3)
Net loss: redeemable non-controlling interest		—	—	—	(1)
Basic/Diluted EPS: continuing operations ($)	14	(1.46)	37.25	(5.70)	(44.11)
Basic EPS ($)	14	4.02	36.92	(5.85)	(46.43)
Diluted EPS ($)	14	3.88	36.92	(5.85)	(46.43)

* Includes revenue received from related parties of $216 million, $19 million, $189 million and $305 million, and costs paid to related parties of nil, $3 million, $70 million, and $12 million for the periods February 23, 2022 through December 31, 2022, January 1, 2022 through February 22, 2022, and the years ended December 31, 2021, and 2020 respectively. Refer to Note 27 - "Related party transactions" for further details.
See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)
for the period from February 23, 2022 through December 31, 2022 (Successor), the period from January 1, 2022 through February 22, 2022 (Predecessor), and the years ended December 31, 2021, and December 31, 2020 (Predecessor)
(In $ millions)

	Successor	Predecessor
	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Net income/(loss)	201	3,706	(587)	(4,663)

Other comprehensive loss, net of tax, relating to continuing operations:
Actuarial gain/(loss) relating to pensions	2	1	—	(2)
Other comprehensive gain/(loss), net of tax, relating to discontinued operations:
Recycling of accumulated other comprehensive loss on sale of Paratus Energy Services	—	16	—	—
Change in fair value of debt component of Archer convertible bond	—	(1)	2	4
Share of other comprehensive loss from associated companies	—	(2)	9	(15)
Other comprehensive gain/(loss)	2	14	11	(13)

Total comprehensive income/(loss) for the period	203	3,720	(576)	(4,676)

Comprehensive gain/loss attributable to the shareholders	203	3,720	(576)	(4,672)
Comprehensive loss attributable to the non-controlling interest	—	—	—	(3)
Comprehensive loss attributable to the redeemable non-controlling interest	—	—	—	(1)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED BALANCE SHEETS
as at December 31, 2022 (Successor) and 2021 (Predecessor)
(In $ millions, except per share data)

		Successor	Predecessor
	Notes	December 31, 2022	December 31, 2021
			(As adjusted)
ASSETS
Current assets
Cash and cash equivalents		480	293
Restricted cash	15	44	160
Accounts receivable, net		137	158
Amount due from related parties, net	27	27	28
Assets held for sale - current	32	—	1,145
Other current assets	16	169	197
Total current assets		857	1,981
Non-current assets
Investment in associated companies	17	84	27
Drilling units	18	1,668	1,431
Restricted cash	15	74	63
Deferred tax assets	13	15	10
Equipment	19	10	11
Assets held for sale - non-current	32	—	347
Other non-current assets	16	93	27
Total non-current assets		1,944	1,916
Total assets		2,801	3,897
LIABILITIES AND EQUITY
Current liabilities
Debt due within one year	20	22	—
Trade accounts payable		76	53
Liabilities associated with assets held for sale - current	32	—	983
Other current liabilities	21 *	306	219
Total current liabilities		404	1,255
Liabilities subject to compromise	4	—	6,117
Liabilities subject to compromise associated with assets held for sale	32	—	118
Non-current liabilities
Long-term debt	20	496	—
Deferred tax liabilities	13	9	9
Liabilities associated with assets held for sale - non-current	32	—	2
Other non-current liabilities	21 *	190	112
Total non-current liabilities		695	123
Commitments and contingencies (see Note 30)
EQUITY
Common shares of par value US$0.01 per share: 375,000,000 shares authorized and 49,999,998 issued at December 31, 2022 (Successor)	23	—	—
Common shares of par value US$0.10 per share: 138,880,000 shares authorized and 100,384,435 issued at December 31, 2021 (Predecessor)	23	—	10
Additional paid in capital		1,499	3,504
Accumulated other comprehensive income/(loss)		2	(15)
Retained earnings/(loss)		201	(7,215)
Total equity/(deficit)		1,702	(3,716)
Total liabilities and equity		2,801	3,897
* Includes $17 million fair value adjustment of West Gemini off-market lease obligation.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the period from February 23, 2022 through December 31, 2022 (Successor), the period from January 1, 2022 through February 22, 2022 (Predecessor), and the years ended December 31, 2021, and December 31, 2020 (Predecessor)
(In $ millions)

	Successor	Predecessor
	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
			(As adjusted)	(As adjusted)
Cash Flows from Operating Activities
Net profit/(loss)	201	3,706	(587)	(4,663)
Net (loss)/profit from continuing operations	(73)	3,739	(572)	(4,430)
Net income/(loss) from discontinued operations	274	(33)	(15)	(233)
Net operating net (profit)/loss adjustments related to discontinued operations (1)	(262)	38	10	211
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	135	17	127	319
Share in results from associated companies	2	2	(3)	—
Gain on disposals	(1)	(2)	(47)	(15)
Unrealized (gain)/loss on derivatives and foreign exchange	(7)	(7)	2	22
Fair value measurement on deconsolidation of VIE	—	—	—	(509)
Loss on impairment of long-lived assets	—	—	152	4,087
Loss on impairment of intangibles	—	—	—	21
Payment in kind interest	30	—	—	—
Deferred tax benefit	(3)	(4)	(3)	(7)
Amortization of discount on debt	—	7	84	121
Change in allowance for credit losses	1	(1)	34	144
Non-cash reorganization items	—	(3,487)	176	—
Fresh start valuation adjustments	—	(266)	—	—
Other cash movements in operating activities:
Payments for long-term maintenance	(83)	(2)	(55)	(110)
Repayments made under lease arrangements	—	(11)	(46)	—

Changes in operating assets and liabilities, net of effect of acquisitions and disposals:
Trade accounts receivable	32	(11)	(41)	49
Trade accounts payable	23	—	15	(37)
Prepaid expenses/accrued revenue	9	—	(4)	(54)
Deferred revenue	44	(18)	7	(5)
Deferred mobilization costs	(111)	(4)	—	—
Related party receivables	(10)	(13)	(6)	(103)
Related party payables	—	—	(7)	(5)
Other assets	49	(4)	(21)	33
Other liabilities	16	4	59	73
Other, net	—	—	—	8
Net cash provided by/(used in) operating activities	65	(56)	(154)	(420)
(1)Relates to adjustments made to the net income/loss from discontinued operations to reconcile to net cash flows in operating activities from discontinued operations. The adjustments are made up of adjustments to reconcile net loss to net cash used in operating activities, other cash movements in operating activities, and changes in operating assets and liabilities, net of effect of acquisitions and disposals. The net cash provided by operating activities for the successor period from February 23, 2022 through December 31, 2022 was $12 million and for the predecessor period from January 1, 2022 through February 22, 2022 was $5 million. (December 31, 2021: $5 million used in; December 31, 2020: $22 million used in).

Seadrill Limited
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the period from February 23, 2022 through December 31, 2022 (Successor), the period from January 1,2022 through February 22, 2022 (Predecessor), and the year ended December 31, 2021, and December 31, 2020 (Predecessor)

	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
			(As adjusted)	(As adjusted)
Cash Flows from Investing Activities
Additions to drilling units and equipment	(131)	(18)	(29)	(27)
Purchase of call option for non-controlling interest shares	—	—	—	(11)
Funds advanced to discontinued operations	(16)	(20)	—	—
Loans granted to related party	—	—	—	(8)
Proceeds from disposal of rigs	1	2	43	—
Net proceeds on disposal of business and cash impact from deconsolidation	659	(94)	—	(22)
Net cash (used in)/provided by investing activities - discontinued operations	(40)	—	23	36
Net cash provided by/(used in) investing activities	473	(130)	37	(32)

Cash Flows from Financing Activities
Repayments of secured credit facilities	(464)	(160)	—	(36)
Purchase of redeemable AOD non-controlling interest	—	—	—	(31)
Proceeds from debt	—	175	—	—
Proceeds from convertible bond issuance	—	50	—	—
Net cash provided by/(used in) financing activities - discontinued operations	16	20	—	(96)
Net cash (used in)/provided by financing activities	(448)	85	—	(163)

Effect of exchange rate changes on cash and cash equivalents	(1)	6	(2)	(19)

Net increase/(decrease) in cash and cash equivalents, including restricted cash	89	(95)	(119)	(634)
Cash and cash equivalents, including restricted cash, at beginning of the year	509	604	723	1,357
Cash and cash equivalents, including restricted cash, at the beginning of year - continuing operations	490	516	653	1,205
Cash and cash equivalents, including restricted cash, at the beginning of year - discontinued operations	19	88	70	152
Cash and cash equivalents, including restricted cash, at the end of year	598	509	604	723
Cash and cash equivalents, including restricted cash, at the end of year - continuing operations (2)	598	490	516	653
Cash and cash equivalents, including restricted cash, at the end of year - discontinued operations	—	19	88	70

Supplementary disclosure of cash flow information
Interest paid	(57)	—	—	(174)
Net taxes paid	(5)	(1)	(3)	(10)
Reorganization items, net paid	(13)	(56)	100	—
(2)Comprised of cash and cash equivalents as at December 31, 2022 (Successor) $480 million (2021: $293 million, 2020: $485 million), restricted cash $44 million (2021: $160 million, 2020: $103 million), and restricted cash included in non-current assets $74 million (2021: $63 million, 2020: $65 million).
See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
for the period from February 23, 2022 through December 31, 2022 (Successor), the period from January 1, 2022 through February 22, 2022 (Predecessor), and the years ended December 31, 2021, and December 31, 2020 (Predecessor)
(In $ millions)

	Common shares	Additional paid in capital	Accumulated other comprehensive income/(loss)	Retained Earnings	Total equity before NCI	Non-controlling interest	Total equity
Balance as at January 1, 2020 (Predecessor)	10	3,496	(13)	(1,994)	1,499	151	1,650
Net loss from continuing operations	—	—	—	(4,426)	(4,426)	(3)	(4,429)
Net loss from discontinuing operations	—	—	—	(233)	(233)	—	(233)
Other comprehensive loss from continuing operations	—	—	(2)	—	(2)	—	(2)
Other comprehensive loss from discontinued operations	—	—	(11)	—	(11)	—	(11)
Fair Value adjustment AOD Redeemable NCI	—	—	—	25	25	—	25
Purchase option on non-controlling interest	—	—	—	—	—	(11)	(11)
Deconsolidation of VIE	—	—	—	—	—	(137)	(137)
Share-based compensation charge	—	9	—	—	9	—	9
Cash settlement for cancellation of share scheme	—	(1)	—	—	(1)	—	(1)
Balance as at December 31, 2020 (Predecessor)	10	3,504	(26)	(6,628)	(3,140)	—	(3,140)
Net loss from continuing operations	—	—	—	(572)	(572)	—	(572)
Net income from discontinued operations	—	—	—	(15)	(15)	—	(15)
Other comprehensive income from discontinued operations	—	—	11	—	11	—	11
Balance as at December 31, 2021 (Predecessor)	10	3,504	(15)	(7,215)	(3,716)	—	(3,716)

Seadrill Limited
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
for the period from February 23, 2022 through December 31, 2022 (Successor), the period from January 1,2022 through February 22, 2022 (Predecessor), and the year ended December 31, 2021, and December 31, 2020 (Predecessor)
(In $ millions)

(In $ millions)	Predecessor Common shares	Predecessor Additional paid-in capital	Successor Common shares	Successor Additional paid-in capital	Accumulated other comprehensive (loss)/ income	Retained (loss)/earnings	Total (deficit)/ equity
Balance as at January 1, 2022 (Predecessor)	10	3,504	—	—	(15)	(7,215)	(3,716)
Other comprehensive income from continued operations	—	—	—	—	1	—	1
Other comprehensive loss from discontinued operations	—	—	—	—	(3)	—	(3)
Recycling of PES AOCI on deconsolidation	—	—	—	—	16	—	16
Net profit from continuing operations	—	—	—	—	—	3,739	3,739
Net loss from discontinued operations	—	—	—	—	—	(33)	(33)
Issuance of Successor common stock	—	—	—	1,499	—	(4)	1,495
Cancellation of Predecessor equity	(10)	(3,504)	—	—	1	3,513	—
Balance as at February 22, 2022 (Predecessor)	—	—	—	1,499	—	—	1,499
Balance as at February 23, 2022 (Successor)	—	—	—	1,499	—	—	1,499
Net loss from continuing operations	—	—	—	—	—	(73)	(73)
Net income from discontinued operations	—	—	—	—	—	274	274
Other comprehensive income from continued operations	—	—	—	—	2	—	2
Balance as at December 31, 2022 (Successor)	—	—	—	1,499	2	201	1,702

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 – General information
Seadrill Limited is incorporated in Bermuda. We provide offshore drilling services to the oil and gas industry. As at December 31, 2022, after the October 2022 disposal of the KSA business, we owned 14 drilling rigs, of which three were leased to the Gulfdrill joint venture, one was leased to the Sonadrill joint venture, and two were cold stacked. We also managed a further seven rigs that are owned by third parties: five rigs owned by SeaMex and two rigs owned by Sonangol. Our fleet consists of drillships, jackup rigs and semi-submersible rigs for operations in shallow and deepwater areas, as well as benign and harsh environments.
As used herein, the term "Predecessor" refers to the financial position and results of operations of Seadrill Limited prior to, and including, February 22, 2022. This is also applicable to terms "we", "our", "Group" or "Company" in the context of events on and prior to February 22, 2022. As used herein, the term "Successor" refers to the financial position and results of operations of Seadrill Limited (previously Seadrill 2021 Limited) after February 22, 2022 ("the Effective Date"). This is also applicable to terms "new Successor", "we", "our", "Group" or "Company" in the context of events after February 22, 2022 (Successor).
The use herein of such terms as "Group", "organization", "we", "us", "our" and "its", or references to specific entities, is not intended to be a precise description of corporate relationships.
Basis of presentation
The Consolidated Financial Statements comply with generally accepted accounting principles in the United States of America ("US GAAP") and are presented in U.S. dollars rounded to the nearest million, unless stated otherwise. They include the financial statements of Seadrill Limited, its consolidated subsidiaries, and any variable interest entity ("VIE") where we are the primary beneficiary.
In January 2022, we disposed of 65% of our equity interest in Paratus Energy Services Ltd ("PES") and in October 2022, we disposed of seven jackup units with contract in the Kingdom of Saudi Arabia (the "KSA Business"). Both transactions represented strategic shifts in Seadrill's operations which will have a major effect on its operations and financial results of the current year and going forward and therefore both were reclassified as discontinued operations and their results reported separately for current and comparative periods. Their assets and liabilities were reclassified as held for sale in all periods presented, and comparative period results, assets, and liabilities have been labelled as "As adjusted."
The financial information presented assumes we will continue as a going concern, able to realize our assets and discharge liabilities in the normal course of business as they come due.
Basis of consolidation
We consolidate companies where we control over 50% of voting rights, and entities where we hold a variable interest and are the primary beneficiary. A VIE is a legal entity where equity at risk is not enough to finance its activities, or equity interest holders lack power to direct activities or receive expected returns. We are the primary beneficiary of a VIE when we have the power to direct activities that impact economic performance and the right to receive benefits or absorb losses. We exclude subsidiaries, even if fully owned, if we are not the primary beneficiary under the variable interest model. All intercompany balances and transactions have been eliminated.
Emergence from Chapter 11 proceedings
On February 22, 2022 (Predecessor), Seadrill Limited and certain of its subsidiaries which filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court ("Debtors"), completed its comprehensive restructuring and emerged from Chapter 11 proceedings. Please refer to Note 4 - "Chapter 11" for further details.
In our previous annual report covering the period to December 31, 2021, we disclosed a substantial doubt as to our ability to continue as a going concern as a result of the fact that we were in Chapter 11 proceedings and there was a degree of inherent risk associated with being in bankruptcy and whether the Plan (as defined herein) would be confirmed. Having now emerged from Chapter 11 proceedings, with a significantly improved capital structure, we believe that cash on hand, contract, and other revenues will generate sufficient cash flows to fund our anticipated debt service and working capital requirements for the next twelve months. Therefore, there is no longer a substantial doubt over our ability to continue as a going concern for at least the next twelve months following the date of issuance of the financial statements.
Fresh start accounting
Seadrill qualified for fresh start accounting following its emergence from bankruptcy on the Effective Date, in accordance with the provisions set forth in ASC 852. This resulted in a new entity, the Successor, for financial reporting purposes, with no beginning retained earnings or loss as of the Effective Date.
Under fresh start accounting, Seadrill allocated the court approved reorganization value to its individual assets based on their estimated fair values on the Effective Date. Reorganization value represents the value of the reconstituted entity before considering liabilities and it approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring.
Seadrill will continue to present financial information for any periods before the adoption of fresh start accounting for the Predecessor. The Predecessor and Successor Companies lack comparability, as required by ASC Topic 205, Presentation of Financial Statements. Therefore, “black-line” financial statements are presented to distinguish between the Predecessor and Successor Companies.
Refer to Note 5 - "Fresh Start Accounting" for further details.

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
Any costs incurred for delays in commencement of drilling contracts are treated as variable consideration that is allocated to the firm term of the drilling contract.
Management contract revenues
Seadrill has provided management and operational support services to Sonadrill, SeaMex, and in the Predecessor period, Northern Ocean and Aquadrill. These services are typically charged on either a cost-plus or dayrate basis. In addition, Seadrill has recorded reimbursable revenues on certain project work conducted on behalf of such parties.
Other revenues
Other revenues comprise charter income from rigs leased to Gulfdrill and Sonadrill, revenue from the sale of inventories, and termination fees earned when drilling contracts are terminated before the contract end date. Termination fees are recognized daily as any contingencies or uncertainties are resolved.
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
Income taxes
Seadrill is a Bermuda company that has subsidiaries and affiliates in various jurisdictions. Currently, Seadrill and our Bermudan subsidiaries and affiliates are not required to pay taxes in Bermuda on ordinary income or capital gains as they qualify as exempted companies. Seadrill and our subsidiaries and affiliates have received written assurance from the Minister of Finance in Bermuda that we will be exempt from taxation until March 2035. Certain subsidiaries operate in other jurisdictions where taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions when appropriate. Our income tax expense is based on our income and statutory tax rates in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which operations are conducted and income is earned. Refer to Note 13 – "Taxation".
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
We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit by relevant tax authorities, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While we believe we have appropriate support for the positions taken on our tax returns, we regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes.
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
Earnings/(loss) per share
Basic earnings/(loss) per share ("EPS/LPS") is calculated based on the income or loss for the period available to common shareholders divided by the weighted average number of shares outstanding. Diluted income or loss per share includes the effect of the assumed conversion of potentially dilutive instruments such as our restricted stock units, performance stock units and convertible bond. The determination of dilutive income or loss per share may require us to make adjustments to net income or loss and the weighted average shares outstanding. Refer to Note 14 – "Earnings/(loss) per share".
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
Restricted cash consists of bank deposits which are subject to restrictions due to legislation, regulation or contractual arrangements. Restricted cash amounts that are expected to be used after one year from the balance sheet date are classified as non-current assets. Amounts are presented net of allowances for credit losses, which are assessed based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, limiting any credit exposure. Refer to Note 15 – "Restricted cash".
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
The CECL model contemplates a broader range of information to estimate expected credit losses over the contractual lifetime of an asset. It also requires consideration of the risk of loss even if it is remote. We estimate expected credit losses based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts of events which may affect the collectability. We estimate the CECL allowance using a “probability-of-default” model, calculated by multiplying the exposure at default by the probability of default by the loss given default by a risk overlay multiplier over the life of the financial instrument (as defined by ASU 2016-13). Our critical judgements relate to internal credit ratings and maturities used to determine probability of default, the subordination of debt to determine loss given default and the performance status of the receivable that can impact any management overlay. We determine management risk overlay based on management assessment of defaults, overdue amounts and other observable events that provide information on collection. Our internal credit ratings are based on the Moody’s scorecard approach (based on several quantitative and qualitative factors) and our approach relies on statistical data from Moody’s ‘Default and Ratings Analytics’ to derive the expected credit loss. We monitor the credit quality of receivables by re-assessing credit ratings, assumed maturities and probability-of-default on a quarterly basis. Due to the inherent uncertainty around these judgmental areas, it is at least reasonably possible that a material change in the CECL allowance can occur in the near term. We grouped financial assets with similar risk characteristics based on their contractual terms, historical credit loss pattern, internal and external credit ratings, maturity, collateral type, past due status and other relevant factors.
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
Business Combinations
We account for acquisitions in accordance with ASC 805 - Business Combinations. When a transaction qualifies as a business combination under ASC 805 because (i) the acquiree meets the definition of a business and (ii) Seadrill as the acquirer obtains control of an acquiree, the acquisition method is used and the identifiable assets acquired and liabilities assumed are recognized at fair value on the acquisition date. Under ASC 805, goodwill or a gain on a bargain purchase is recognized at the acquisition date and is measured as a residual amount. The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed shall be recognized as an asset referred to as goodwill. If the fair value of the net assets acquired and liabilities assumed is greater than the purchase price, Seadrill would recognize a bargain purchase gain in the income statement at the acquisition date.
Sale of Subsidiaries or Groups of Assets
We account for the sale of a subsidiary or group of assets in accordance with ASC 810 - Consolidations. When we sell a subsidiary or group of assets, we recognize a gain or loss measured as the difference between 1) the aggregate of (i) the fair value of any consideration received, (ii) the fair value of any retained noncontrolling investment in the former subsidiary or group of assets & (iii) the carrying amount of any noncontrolling interest in the former subsidiary; and 2) the carrying amount of the former subsidiary’s assets and liabilities or the carrying amount of the group of assets. Consideration transferred is the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred by the acquirer to Seadrill, and the equity interests issued by the acquirer to Seadrill, but is net of any liabilities incurred by Seadrill. The gain or loss on sale is net of any costs to sell the subsidiary or group of assets. Refer to Note 32 - "Assets and Liabilities Held for Sale/ Discontinued Operations" for details of disposals during the period.
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
Held For Sale and Discontinued Operations
Assets are classified as held for sale when all of the following criteria are met: management commits to a plan to sell the asset (disposal group), the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets, an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated, the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year. The term probable refers to a future sale that is likely to occur, the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Assets held for sale are measured at the lower of carrying value or fair value less costs to sell.
Management assesses whether an operation should be reported as discontinued operation under the three criteria set out in ASC 205: a) a discontinued operation may include a component of the business or group of components of the business, 2) if the disposal represents a strategic shift that has (or will have) a major effect on an the business's operations and financial results, and 3) examples of a strategic shift that has (or will have) a major effect on an the business's operations and financial results could include a disposal of a major geographical area, a major line of business, a major equity method investment, or other major parts of the business. When an operation meets these ASC 205 criteria, the results of that operation are reported as "discontinued operations" in the statement of operations and all comparative periods of the consolidated financial statements and associated notes are recast for this classification. Refer to Note 32 – "Assets and Liabilities Held for Sale/ Discontinued Operations".
Drilling units
Rigs, vessels and related equipment are recorded at historical cost less accumulated depreciation. The cost of these assets, less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated residual value is taken to be offset by any decommissioning costs that may be incurred. The estimated economic useful life of our floaters and, jackup rigs, when new, is 30 years.
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
Rig reactivation project costs
Most reactivation costs are capitalized. The incremental cost of equipment depreservation activities and one-time major equipment overhaul or replacement of systems and equipment, certain directly identifiable personnel costs and costs to move rigs from stacking locations to the shipyards are capitalized and depreciated over the remaining lives of the rigs. General and administrative and overhead costs related to reactivation projects are accounted for as operating expenses.
Rig upgrade costs that increase the marketability of the rig beyond the current contract are depreciated over the remaining lives of the rigs. Costs incurred to install equipment or modify to current rig specifications that will not increase the marketability of the rig beyond the current contract, and rig mobilization costs, are deferred and amortized over the initial contract period.
The cost of reactivation project related long-term maintenance (LTM) activities such as major classification surveys and other major certifications are capitalized and depreciated over a period of between 2 and 5 years (depending on the period covered by the re-certification).
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
Other intangible assets and liabilities
Intangible assets and liabilities were recorded at fair value on the date of Seadrill's emergence from Chapter 11 in February 2022 less accumulated amortization. The amounts of these assets and liabilities less any estimated residual value are amortized on a straight-line basis over the estimated remaining economic useful life or contractual period. We classify amortization of these intangible assets and liabilities within operating expenses. Our intangible assets include favorable and unfavorable drilling contracts, management services contracts and management incentive fees. In accordance with ASC 360, our intangible assets are reviewed for impairment when indicators of impairment are present, which include events or changes in circumstances that indicate that the carrying amount of an asset may not be recoverable. After an impairment loss is recognized, the adjusted carrying amount of the intangible asset is its new accounting basis. Refer to Note 16 – "Other assets". Our intangible liabilities include unfavorable drilling contracts and unfavorable leasehold improvements. Refer to Note 21 – "Other liabilities".
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
Share-based compensation
After emerging from Chapter 11 in February 2022, we made awards of restricted stock units ("RSUs") and performance stock units ("PSUs") under the management incentive plan (see Note 25 – "Share based compensation"). We account for our share based compensation in accordance with ASC 718, which utilizes a “modified grant-date” approach, where the fair value of an equity award is estimated on the grant date without regard to service or performance conditions. The subsequent accounting then depends on whether the award is classified as equity settled or liability settled, based on the conditions provided in ASC 718. If any of the conditions set out in ASC 718 are met, we classify the award as liability settled, otherwise the award is classified as equity settled. The fair value of equity settled awards is fixed on the grant date and not remeasured unless the award is modified. The fair value of liability settled awards is remeasured at the end of each reporting period until settlement. The fair value is recorded as operating expense over the service period for all awards that vest. No cost is recorded for awards that do not vest because service conditions are not satisfied. We account for forfeitures on an actual basis.
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
Note 3 - Recent Accounting Standards
1) Recently adopted accounting standards
We adopted the following accounting standard update ("ASUs") since the reporting date of our Form 20-F report (for the year ended December 31, 2021 (Predecessor)), which had no material impact on our Consolidated Financial Statements.
ASU 2020-06 - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging
Simplifies the guidance in U.S. GAAP on the issuer’s accounting for convertible debt instruments. Under current guidance, applying the separation models in ASC 470-20 to convertible instruments with a beneficial conversion feature or a cash conversion feature involves the recognition of a debt discount, which is amortized to interest expense. The elimination of these models will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that was within the scope of those models before the adoption of ASU 2020-06. Seadrill does not have any instruments with beneficial conversion or cash conversion feature. Accordingly, adoption of this standard had no impact on the financial statements.
ASU 2021-05 - Lessors - Certain Leases with Variable Lease Payments
Requires a lessor to classify a lease with variable lease payments that do not depend on an index or rate (hereafter referred to as “variable payments”) as an operating lease on the commencement date of the lease if specified criteria are met. Seadrill does not have any sales-type or direct financing leases.
ASU 2021-08 - Accounting for Contract Assets and Contract Liabilities from Contracts with Customers
Requires contract assets and liabilities (i.e., deferred revenue) acquired in a business combination to be recognized and measured on the acquisition date in accordance with ASC 606. The Company elected to early adopt and apply this standard as of January 1, 2022 as it is relevant to the emergence from Chapter 11 bankruptcy and application of fresh-start accounting. The Company’s deferred revenues balances were evaluated on the basis of ASC 606 at the measurement date (in accordance with ASU 2021-08). No adjustment was made on transition.
ASU 2022-03 - Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions
Clarifies that a “contractual sale restriction prohibiting the sale of an equity security is a characteristic of the reporting entity holding the equity security” and is not included in the equity security's unit of account. Accordingly, an entity should not consider the contractual sale restriction when measuring the equity security’s fair value (i.e., the entity should not apply a discount related to the contractual sale restriction). In addition, the ASU prohibits an entity from recognizing a contractual sale restriction as a separate unit of account. Seadrill does not apply any discounts related to contractual sale restrictions.
ASU 2022-04 - Liabilities - Supplier Finance Programs
The amendments in this ASU address investor and other financial statement user requests for additional information about the use of supplier finance programs by the buyer party to understand the effect of those programs on an entity’s working capital, liquidity, and cash flows. Seadrill does not have any supplier finance programs.
ASU 2022-05 - Financial Services - Insurance (Topic 944)
The Board is issuing this Update to reduce implementation costs and complexity associated with the adoption of long-term duration contracts ("LDTI") for contracts that have been derecognized in accordance with the amendments in this update before the LDTI effective date. Not applicable to Seadrill. Only relates to insurance entities.
ASU 2020-04, 2021-01, 2022-06 - Reference Rate Reform (Topic 848)
Regulators and market participants in various jurisdictions have undertaken efforts, generally referred to as reference rate reform, to eliminate certain reference rates and introduce new reference rates that are based on a larger and more liquid population of observable transactions. As a result of the reference rate reform initiative, certain widely used reference rates such as LIBOR are expected to be discontinued. This Topic and associated updates provide optional expedients for applying the guidance for contract modifications or other situations affected by reference rate reform. This is not relevant as Seadrill's contracts are linked to the new reference rates and management has not identified any contracts that are affected by the reference rate reform.
2) Recently issued accounting standards
There are currently no ASUs recently issued since the reporting date that are expected to materially affect our Consolidated Financial Statements and related disclosures in future periods.
Note 4 - Chapter 11
Seadrill Chapter 11 Process
i. Chapter 11 filing
The Debtors filed voluntary petitions for reorganization under the Chapter 11 proceedings in the Bankruptcy Court on February 7, 2021 and February 10, 2021 (the “Petition Date”). These filings triggered a stay on enforcement of remedies with respect to our debt obligations.
These filings excluded the Seadrill New Finance Limited group ("NSNCo"), as Seadrill and the NSNCo noteholders negotiated a restructuring outside of this bankruptcy.
ii. Plan of Reorganization
On July 23, 2021, the Company entered into a Plan Support and Lock-Up Agreement (the “Plan Support Agreement”) with certain holders of claims under the Company’s 12 prepetition credit facilities (the “Prepetition Credit Agreements”), and Hemen Holdings Ltd (“Hemen”). On July 24, 2021, the Company filed the first versions of the Joint Chapter 11 Plan of Reorganization and Disclosure Statement. On August 31, 2021, the Company filed the First Amended Plan of Reorganization and the First Amended Disclosure Statement (the “Disclosure Statement”) and on September 2, 2021, the Court approved the First Amended Disclosure Statement (as Modified) and the solicitation of the Plan of Reorganization. On October 11, 2021, the Company’s creditor classes voted to accept the plan of reorganization. On October 26, 2021, Seadrill’s Plan of Reorganization (the “Plan”) was confirmed by the U.S. Bankruptcy Court for the Southern District of Texas.
iii. Amendment to terms of existing facilities
The Plan, among other things, provided that holders of allowed Credit Agreement claims (a) received $683 million (adjusted for the Asia Offshore Drilling Limited ("AOD") cash out option) of take-back debt (the “New Second Lien Facility”) and (b) were entitled to participate in a $300 million new-money raise under the New First Lien Facility, and (c) received 83.00% of pre-diluted equity in successor Seadrill on account of their allowed Credit Agreement claims, and 16.75% of equity in successor Seadrill for such holders participation in a rights offering (the “Rights Offering”).
iv. Rights Offering and backstop of new $300 million facility
Holders of the subscription rights, which included the backstop parties (the “Backstop Parties” and together, the “Rights Offering Participants”), received the right to lend up to $300 million under the New First Lien Facility. The Rights Offering Participants also received, in consideration for their participation in the Rights Offering, 12.50% of the issued and outstanding pre-diluted Shares as of the

Effective Date. The New First Lien Facility was structured as (i) a $175 million term loan (the “Term Loan Facility”) and (ii) a $125 million revolving credit facility.
As consideration for the backstop commitment of each Backstop Party, the Backstop Parties were (a) issued 4.25% of the issued and outstanding pre-diluted Shares as of the Effective Date (the “Equity Commitment Premium”); and (b) paid in cash a premium (the “Commitment Premium”) equal to 7.50% of the $300 million in total commitments under the New First Lien Facility. The Commitment Premium was revised to $20 million and paid within one business day following the backstop approval order on October 27, 2021.
v. Hemen $50 million convertible bond
$50 million aggregate principal amount of convertible bond (the “Convertible Bond”) was issued to Hemen at par upon emergence. The Convertible Bond is convertible into Shares (the “Conversion Shares”) at an initial conversion rate of 52.6316 Shares per $1,000 principal amount of the Convertible Bond, subject to certain adjustments. The Convertible Bond is convertible (in full and not in part) into the Conversion Shares at the option of the lender on any business day that is ten business days prior to the maturity of the Convertible Bond.
Management considered the accounting treatment for the Conversion using the embedded derivative model, substantial premium model, and the no proceeds allocated model. The Company determined that on the Effective Date that the substantial premium model was applicable, and the recognition of the Convertible Bond should follow the treatment prescribed under this model. Pursuant to the substantial premium model, the principal was recorded as a liability at par and the excess premium was recorded to additional paid-in-capital. Upon conversion, the Company reclassified the liability component to equity with no gain or loss recognized.
vi. Emergence and New Seadrill equity allocation table
Seadrill met the requirements of the Plan and emerged from Chapter 11 proceedings on the Effective Date.
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
The restructuring was achieved using a pre-packaged Chapter 11 process and had the following major impacts:
1.     Holders of the senior secured notes issued by NSNCo released Seadrill from all guarantees and securities previously provided by Seadrill in respect of the notes;
2.     Seadrill disposed of 65% of its equity interest in NSNCo to the holders of NSNCo senior secured notes. Seadrill's equity interest thereby decreased to 35% which was recognized as an equity method investment; and
3.     Reinstatement of the notes in full on amended terms.
Related to the NSNCo restructuring, the noteholders also financed a restructuring of the bank debt of the SeaMex joint venture. This enabled NSNCo to subsequently acquire a 100% equity interest in the SeaMex joint venture by way of a credit bid, which was executed on November 2, 2021.
Upon effectiveness of NSNCo's bankruptcy on January 20, 2022, Seadrill disposed of 65% of its equity interest in NSNCo, recognizing its 35% retained interest as an equity method investment. The ceding of control occurred 9 days prior on January 11, 2022, the petition date when the Bankruptcy Court first assumed the power to approve all significant actions in the entity. Separately, the determination of held-for-sale and discontinued operations was made at year end and described in the 2021 Form 20-F. Subsequent to its emergence from its pre-packaged bankruptcy, NSNCo was renamed Paratus Energy Services Ltd ("Paratus" or "PES").
Renegotiation of leases with SFL
Under the sale and leaseback arrangements with certain subsidiaries of SFL Corporation Ltd (“SFL”), the semi-submersible rigs West Taurus and West Hercules and the jackup rig West Linus were leased to certain wholly owned Seadrill entities under long term charter agreements.

The Chapter 11 proceedings afforded Seadrill the option to reject or amend the leases.
On March 9, 2021, the West Taurus lease rejection motion was approved by the Bankruptcy Court, and the rig was redelivered to SFL on May 6, 2021, in accordance with the West Taurus settlement agreement. The lease termination led to a remeasurement of the outstanding amounts due to SFL held within liabilities subject to compromise to the claim value which was settled at emergence.
On August 27, 2021, the Bankruptcy Court of the Southern District of Texas entered an approval order for an amendment to the original SFL Hercules charter. The amended charter was accounted for as an operating lease, resulting in the recognition of a ROU asset and an associated lease liability. The removal of the call options and purchase obligations meant that sale recognition was no longer precluded.
In February 2022, Seadrill signed a transition agreement with SFL pursuant to which the West Linus rig would be redelivered to SFL upon assignment of the ConocoPhillips drilling contract to SFL. The interim transition bareboat agreement with SFL provided that Seadrill would continue to operate the West Linus until the rig was delivered back to SFL for a period of time that was estimated to last approximately 6 to 9 months from Seadrill’s emergence. The amended charter no longer contained a purchase obligation and resulted in the derecognition of the rig asset of $175 million and a liability of $161 million at emergence from Chapter 11 proceedings on February 22, 2022. Additionally, $7 million of cash held as collateral was returned to SFL. The interim transition bareboat agreement was accounted for as a short-term operating lease.
Other matters
i.Liabilities subject to compromise
Liabilities subject to compromise distinguish pre-petition liabilities which may be affected by the Chapter 11 proceedings from those that will not. The liabilities held as subject to compromise are disclosed on a separate line on the consolidated balance sheet.
Liabilities subject to compromise include the following:

	Successor	Predecessor
(In $ millions)	December 31, 2022	December 31, 2021
Senior under-secured external debt	—	5,662
Accounts payable and other liabilities	—	36
Accrued interest on external debt	—	34
Amount due to related party	—	503
Liabilities subject to compromise	—	6,235
Liabilities subject to compromise are presented on the Consolidated Balance Sheet as at December 31, 2022 (Successor) and December 31, 2021 (Predecessor) as follows:

	Successor	Predecessor
(In $ millions)	December 31, 2022	December 31, 2021
Liabilities subject to compromise	—	6,117
Liabilities subject to compromise associated with assets held for sale	—	118
Total liabilities subject to compromise	—	6,235
ii. Interest expense
The Debtors discontinued recording interest on the under-secured debt facilities from the Petition Date, in line with the guidance of ASC 852-10. Contractual interest on liabilities subject to compromise not reflected in the Consolidated Statements of Operations was $48 million for the period from January 1, 2022 through February 22, 2022 (Predecessor) and $298 million for the period from February 10, 2021 to December 31, 2021 (Predecessor).

iii. Reorganization items, net
Incremental costs incurred directly as a result of the bankruptcy filing and any gains or losses on adjustment to the expected allowed claim value under the Plan are classified as "Reorganization items, net" in the Consolidated Statements of Operations. The following table summarizes the reorganization items recognized in the period from February 23, 2022 through December 31, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor), year ended December 31, 2021 (Predecessor) and year ended December 31, 2020.

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Gain on settlement of liabilities subject to compromise (a)	—	3,581	—	—
Fresh Start valuation adjustments (b)	—	242	—	—
Loss on deconsolidation of Paratus Energy Services (c)	—	(112)	—	—
Advisory and professional fees (d)	(15)	(44)	(127)	—
Gain on write-off of related party payables	—	—	—	—
Expense of predecessor Directors & Officers insurance policy	—	(17)	—	—
Remeasurement of terminated lease to allowed claim	—	—	(186)	—
Interest income on surplus cash	—	1	3	—
Total reorganization items, net	(15)	3,651	(310)	—
Attributable to:
Continuing operations	(15)	3,683	(296)	—
Discontinued operations	—	(32)	(14)	—
a.Gain on liabilities subject to compromise
On emergence from Chapter 11 proceedings, we settled liabilities subject to compromise in accordance with the Plan. This included extinguishment of our secured external debt and amounts due under our sale and leaseback agreements with SFL Corporation. Refer to Note 5 - "Fresh Start accounting" for further information.
b.     Fresh Start valuation adjustments
On emergence from Chapter 11 proceedings and under the application of Fresh Start accounting, we allocated the reorganization value to our assets and liabilities based on their estimated fair values. The effects of the application of Fresh Start accounting applied as of February 22, 2022. The new basis of our assets and liabilities are reflected in the Consolidated Balance Sheet at December 31, 2022 (Successor) and the related adjustments were recorded in the Consolidated Statements of Operations in the Predecessor. Refer to Note 5 - "Fresh Start accounting" for further information.
c.     Loss on deconsolidation of Paratus Energy Services Ltd
The loss on deconsolidation reflects the impact of the sale of 65% of Seadrill's interest in Paratus Energy Services Ltd (formerly NSNCo), as we deconsolidated the carrying value of the net assets of Paratus and recorded the 35% retained interest at fair value. The difference between the net assets deconsolidated and retained 35% interest represents a loss on deconsolidation.

(In $ millions)	January 20, 2022
Carrying value of Paratus Energy Services Ltd equity at January 20, 2022	(152)
Fair value of retained 35% interest in Paratus Energy Services Ltd	56
Reclassification of NSNCo accumulated other comprehensive losses to income on disposal	(16)
Loss on deconsolidation of Paratus Energy Services Ltd	(112)
d.     Advisory and professional fees
Professional and advisory fees incurred for post-petition Chapter 11 expenses. Professional and advisory expenses have been incurred post-emergence but relate to our Chapter 11 proceedings.

Note 5 - Fresh Start Accounting
Fresh Start accounting
Upon emergence from bankruptcy, Seadrill qualified for and adopted Fresh Start accounting in accordance with the provisions set forth in ASC 852, which resulted in a new entity, the Successor, for financial reporting purposes, with no beginning retained earnings or loss as of the Effective Date.
The criteria requiring Fresh Start accounting are: (i) the reorganization value of Seadrill’s assets immediately prior to confirmation of the Plan was less than the total of all post-petition liabilities and allowed claims and (ii) the holders of the then-existing voting shares of the Predecessor (or legacy entity prior to the Effective Date) received less than 50% of the voting shares of the Successor outstanding upon emergence from bankruptcy.
Fresh Start accounting requires Seadrill to present its assets, liabilities, and equity at their reorganization value amounts as of the date of emergence from bankruptcy on February 22, 2022. However, the Company will continue to present financial information for any periods before the adoption of Fresh Start accounting for the Predecessor. The Predecessor and Successor Companies lack comparability, as is required in ASC Topic 205, Presentation of Financial Statements (“ASC 205”). ASC 205 states that financial statements are required to be presented comparably from year to year, with any exceptions to comparability clearly disclosed. Therefore, “black-line” financial statements are presented to distinguish between the Predecessor and Successor Companies.
Reorganization Value
Under Fresh Start accounting, we allocated the reorganization value to Seadrill's individual assets based on their estimated fair values in conformity with ASC Topic 805, Business Combinations (''ASC 805''), and ASC Topic 820, Fair Value Measurement. Deferred income taxes were calculated in conformity with ASC Topic 740, Income Taxes (''ASC 740''). Reorganization value is viewed as the value of the reconstituted entity before considering liabilities and it approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring.
Enterprise value represents the estimated fair value of an entity’s shareholders’ equity plus long-term debt and other interest-bearing liabilities less unrestricted cash and cash equivalents. As set forth in the Disclosure Statement approved by the Bankruptcy Court, the valuation analysis resulted in an enterprise value between $1,795 million and $2,396 million, with a mid-point of $2,095 million. For U.S. GAAP purposes, we valued our individual assets, liabilities, and equity instruments using valuation models and determined the value of the enterprise was $2,095 million as of the Effective Date, which fell in line within the forecasted enterprise value ranges approved by the Bankruptcy Court. Specific valuation approaches and key assumptions used to arrive at reorganization value, and the value of discrete assets and liabilities resulting from the application of Fresh Start accounting, are described in greater detail within the valuation process below.
The following table reconciles the enterprise value to the estimated fair value of the Successor’s common shares as of the Effective Date:

(In $ millions, except per share amount)	As at February 23, 2022 (Successor)
Enterprise value	2,095
Plus: Cash and cash equivalents at emergence	355
Less: Fair value of long-term debt	(951)
Implied value of Successor equity	1,499
Shares issued upon emergence	49,999,998
Per share value (US$)	29.98
The following table reconciles enterprise value to the reorganization value of the Successor (i.e., value of the total assets of the Successor) as of the Effective Date:

(In $ millions)	As at February 23, 2022 (Successor)
Enterprise value	2,095
Plus: Cash and cash equivalents at emergence	355
Plus: Non-interest-bearing current liabilities	350
Plus: Non-interest-bearing non-current liabilities	179
Total value of Successor Entity's assets on Emergence	2,979
The enterprise value and corresponding equity value are derived from expected future financial results set forth in our valuations, as well as the realization of certain other assumptions. All estimates, assumptions, valuations and financial projections, including the fair value adjustments, the enterprise value and equity value projections, are inherently subject to significant uncertainties and the resolution of contingencies beyond our control. Accordingly, the estimates, assumptions, valuations or financial projections may not be realized and actual results could vary materially.

Valuation Process
To apply Fresh Start accounting, we conducted an analysis of the Consolidated Balance Sheet to determine if any of our net assets would require a fair value adjustment as of the Effective Date. The results of our analysis indicated that our drilling units, equipment, drilling and management services contracts, leases, investments in associated companies, certain working capital balances and long-term debt would require a fair value adjustment on the Effective Date. Any deferred tax on the fair value adjustments have been made in accordance with ASC 740. The rest of our net assets were determined to have carrying values that approximated fair value on the Effective Date. Further details regarding the valuation process are described below.
i. Drilling units
Seadrill's principal assets comprise its fleet of drilling units. For the working fleet, we determined the fair value of drilling units based primarily on an income approach utilizing a discounted cash flow analysis. For long-term cold stacked units, we have applied a market approach methodology. Assumptions used in our assessment of the discounted free cash flows included, but were not limited to, the contracted and market dayrates, operating costs, overheads, economic utilization, effective tax rates, capital expenditures, working capital requirements, and estimated useful economic lives.
The cash flows were discounted at a market participant weighted average cost of capital (“WACC”), which was derived from a blend of market participant after-tax cost of debt and market participant cost of equity and computed using public share price information for similar offshore drilling market participants, certain U.S. Treasury rates, and certain risk premiums specific to the assets of the Company. For rigs expected to be long-term stacked, the market approach was used to estimate the fair value of the assets which involved gathering and analyzing recent market data of comparable assets.
ii. Capital Spares & Equipment
The valuation of our capital spares and equipment, including spare parts and capitalized IT software, was determined utilizing the cost approach, in which the estimated replacement cost of the assets was adjusted for physical depreciation and economic obsolescence.
iii. Drilling and management services contracts
We recognized both favorable and unfavorable contracts based on the income approach utilizing a discounted cash flow analysis, comparing the signed contractual dayrate against the global contract assumptions applied in our drilling unit fair value assessment. The cash flows were discounted at an adjusted market participant WACC.
The management services contracts were fair valued based on an excess earnings methodology, adjusted for the incremental cost of services, working capital, tax, and contributory asset charges, with future cash flows discounted at an adjusted market participant WACC.
For the management incentive fee payable to Seadrill as part of the management service agreement with PES, an option pricing model was used to estimate the fair value of the fee.
iv. Leases
The fair value of the West Linus and West Hercules leases were estimated by comparing against assumed global market contract assumptions over the same time period.
v. Investments in associated companies
The fair value of the equity investments in associated companies was based primarily on the income approach, using projected discounted cash flows of the underlying assets, a risk-adjusted discount rate, and an estimated tax rate.
vi. Long-term debt
The fair values of the New Term Loan Facility and New Second Lien Facility were determined using relevant market data as of the Effective Date and the terms of each of the respective instruments. Given the interest rates for both facilities were outside of the range of assumed market rates, we selected discount rates based on the data and used a yield to worst case analysis to estimate the fair values of the respective instruments.
The fair value of the Convertible Bond was split in two components: (i) straight debt and (ii) conversion option. The straight debt component was derived through a discounted cash flow analysis. The conversion option component was based on an option pricing model, which forecasts equity volatility and compares the potential conversion redemption against equity movements in industry peers.

Consolidated Balance Sheet
The adjustments included in the following Consolidated Balance Sheet reflect the consummation of the transactions contemplated by the Plan and carried out by the Company (“Reorganization Adjustments”) and the fair value adjustments as a result of the application of Fresh Start accounting (“Fresh Start Adjustments”). The explanatory notes provide additional information with regard to the adjustments recorded, the methods used to determine fair value and significant assumptions or inputs.

	February 22, 2022					February 23, 2022
(In $ millions)	Predecessor	Reorganization Adjustments		Fresh Start Adjustments		Successor
ASSETS
Current assets
Cash and cash equivalents	262	74	(a)	−		336
Restricted cash	135	(50)	(b)	−		85
Accounts receivable, net	169	−		−		169
Amount due from related parties, net	42	−		−		42
Asset held for sale - current	63	—		11	(k)	74
Other current assets	194	(17)	(c)	20	(k)	197
Total current assets	865	7		31		903
Non-current assets
Investment in associated companies	81	−		(17)	(l)	64
Drilling units	1,434	(175)	(d)	316	(m)	1,575
Restricted cash	69	−		−		69
Deferred tax assets	8	−		1	(n)	9
Equipment	11	−		(2)	(o)	9
Asset held for sale - non-current	345	—		(34)	(m,p)	311
Other non-current assets	13	−		26	(p)	39
Total non-current assets	1,961	(175)		290		2,076
Total assets	2,826	(168)		321		2,979
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable	53	−		−		53
Liabilities associated with asset held for sale - current	64	−		−		64
Other current liabilities	164	52	(e)	17	(q)	233
Total current liabilities	281	52		17		350
Liabilities subject to compromise	6,119	(6,119)	(f)	−		−
Liabilities subject to compromise associated with asset held for sale	118	(118)	(f)	−		−
Non-current liabilities
Long-term debt	—	951	(g)	−		951
Deferred tax liabilities	7	−		(1)	(r)	6
Liabilities associated with asset held for sale - non-current	2	−		−		2
Other non-current liabilities	108	−		63	(s)	171
Total non-current liabilities	117	951		62		1,130
EQUITY
Predecessor common shares of par value	10	(10)	(h)	−		−
Predecessor additional paid-in capital	3,504	(3,504)	(h)	−		−
Accumulated other comprehensive loss	(1)	1	(h)	−		−
Retained (deficit)/earnings	(7,322)	7,080	(i)	242	(t)	−
Successor common shares of par value	−	−		−		−
Successor additional paid-in capital	−	1,499	(j)	−		1,499
Total shareholders’ (deficit)/equity	(3,809)	5,066		242		1,499
Total liabilities and equity	2,826	(168)		321		2,979
* The total valuation of drilling units amounts to $1,882 million, of which $1,575 million relates to continuing operations and $307 million relates to discontinued operations.

Reorganization Adjustments
(a)Reflects the net cash receipts that occurred on the Effective Date as follows:

(In $ millions)	February 22, 2022 (Predecessor)
Receipt of cash from the issuance of the Term Loan Facility	175
Receipt of cash from the issuance of the Convertible Bond	50
Proceeds from the issuance of the New Second Lien Facility	683
Settlement of the Prepetition Credit Agreement	(683)
Payment of the AOD cash out option	(116)
Payment of success-based advisor fees	(28)
Payment of the arrangement & financing fee for the Term Loan Facility	(5)
Transfer of cash to restricted cash for the professional fee escrow account funding	(2)
Change in cash and cash equivalents	74
(b)Reflects the net restricted cash payments that occurred on the Effective Date as follows:

(In $ millions)	February 22, 2022 (Predecessor)
Payment of net scrap rig proceeds to holders of Prepetition Credit agreement claims	(45)
Return of cash collateral to SFL for the amended West Linus lease agreement	(7)
Cash transferred from unrestricted cash for the professional fee escrow account funding	2
Change in restricted cash	(50)
(c)Reflects the change in other current assets for the following activities:

(In $ millions)	February 22, 2022 (Predecessor)
Expense of Predecessor Directors & Officers insurance policy	(17)
Expense of the Commitment Premium and other capitalized debt issuance costs	(24)
Recognition of the right-of-use asset associated with the modified West Linus bareboat lease	24
Change in other current assets	(17)
(d)Reflects the change in drilling units for the derecognition of the West Linus of $175 million associated with modification of lease.
(e)Reflects the change in other current liabilities:

(In $ millions)	February 22, 2022 (Predecessor)
Accrued liability due to holders of Prepetition Credit agreement claims for sold rig proceeds	27
Recognition of lease liability and other accrued liability associated with the amended West Linus lease	25
Change in other current liabilities	52

(f)Liabilities subject to compromise were settled as follows in accordance with the Plan:

(In $ millions)	February 22, 2022 (Predecessor)
Senior under-secured external debt	5,662
Accounts payable and other liabilities	35
Accrued interest on external debt	34
Amounts due to SFL Corporation under leases for the West Taurus and West Linus	506
Total liabilities subject to compromise (1)	6,237

Payment of the AOD cash out option	(116)
Issuance of the New Second Lien Facility	(717)
Premium associated with the Term Loan Facility	(9)
Debt issuance costs	(30)
Payment of the rig sale proceeds	(45)
Amounts due to Prepetition Credit agreement claims for sold rig proceeds not yet paid	(27)
Issuance of Shares to holders of Prepetition Credit Agreement claims	(1,244)
Issuance of Shares to the Rights Offering Participants	(187)
Issuance of Shares associated with the Equity Commitment Premium	(64)
Derecognition of West Linus rig and return of cash collateral	(182)
Reversal of the release of certain general unsecured operating accruals	(35)
Pre-tax gain on settlement of liabilities subject to compromise	3,581

(1) Attributable to:
Continuing operations	6,119
Discontinued operations	118
(g)Reflects the changes in long-term debt for the following activities:

(In $ millions)	February 22, 2022 (Predecessor)
Issuance of the Term Loan Facility	175
Issuance of the New Second Lien Facility	683
Issuance of the Convertible Bond	50
Record the exit fee on the Term Loan Facility and New Second Lien Facility	43
Change in long-term debt	951
(h)Reflects the cancellation of the Predecessor’s common shares, additional paid in capital, and accumulated other comprehensive income.
(i)Reflects the cumulative net impact on retained loss as follows:

(In $ millions)	February 22, 2022 (Predecessor)
Pre-tax gain on settlement of liabilities subject to compromise	3,581
Release of general unsecured operating accruals	35
Payment of success fees recognized on the Effective Date	(28)
Expense of Predecessor Directors & Officers insurance policy	(17)
Impact to net income	3,571
Cancellation of Predecessor common shares and additional paid in capital	3,513
Issuance of Shares to Predecessor equity holders	(4)
Net impact to retained loss	7,080

(j)Reflects the reorganization adjustments made to the Successor additional paid-in capital:

(In $ millions)	February 22, 2022 (Predecessor)
Fair value of Shares issued to holders of Prepetition Credit Agreement claims	1,456
Fair value of Shares issued to Predecessor equity holders	4
Fair value of the conversion option on the Convertible Bond	39
Successor additional paid-in capital	1,499
Fresh Start Adjustments
(k)Reflects the fair value adjustment to other current assets for the following:

(In $ millions)	February 22, 2022 (Predecessor)
Record fair value adjustment for favorable drilling and management service contracts	68
Write-off of current portion of deferred mobilization costs held at amortized cost	(15)
Off-market right-of-use asset adjustment for the West Hercules and West Linus	(22)
Change in other current assets	31
Attributable to:
Continuing operations	20
Discontinued operations	11
(l)Reflects the fair value adjustment to the investments in Paratus of $14 million and in Sonadrill of $3 million.
(m)Reflects the fair value adjustment to drilling units and the elimination of accumulated depreciation.

(In $ millions)	February 22, 2022 (Predecessor)
Total Fresh start adjustments	279
Attributable to:
Continuing operations	316
Discontinued operations	(37)
(n)Reflects the fair value adjustment to deferred tax assets of $1 million for favorable management contracts.
(o)Reflects the fair value adjustment to equipment and the elimination of accumulated depreciation.
(p)Reflects fair value adjustment to other non-current assets for the following:

(In $ millions)	February 22, 2022 (Predecessor)
Record fair value adjustment for favorable drilling and management service contracts	42
Write-off of non-current portion of historical favorable contracts held at amortized cost	(9)
Write-off of non-current portion of deferred mobilization costs held at amortized cost	(4)
Change in other non-current assets	29
Attributable to:
Continuing operations	26
Discontinued operations	3
(q)Reflects the fair value adjustment to other current liabilities for the following:

(In $ millions)	February 22, 2022 (Predecessor)
Record fair value adjustment for unfavorable drilling contracts	18
Write-off of current portion of historical unfavorable contracts held at amortized cost	(1)
Change in other current liabilities	17

(r)Reflects the fair value adjustment to deferred tax liabilities of $1 million to write-off previously recognized Fresh Start balances.
(s)Reflects the fair value adjustment to other non-current liabilities for the following:

(In $ millions)	February 22, 2022 (Predecessor)
Record fair value adjustment for unfavorable drilling contracts	67
Write-off of non-current portion of historical unfavorable contracts held at amortized cost	(4)
Change in other non-current liabilities	63
(t)Reflects the cumulative impact of the Fresh Start accounting adjustments discussed above.

(In $ millions)	February 22, 2022 (Predecessor)
Total Fresh start adjustments	242
Attributable to:
Continuing operations	266
Discontinued operations	(24)
Note 6 – Current expected credit losses
The CECL model applies to our external trade receivables and related party receivables. Our external customers are international oil companies, national oil companies and large independent oil companies. The following table summarizes the movement in the allowance for credit losses for the year ended December 31, 2022 (Successor).

(In $ millions)	Allowance for credit losses - other current assets	Allowance for credit losses - related party ST	Allowance for credit losses related party LT	Total Allowance for credit losses
January 1, 2021 (Predecessor)	3	148	2	153
Credit loss expense/(credit)	—	36	(2)	34
Write-off(1)/(2)	(3)	(183)	—	(186)
December 31, 2021 (Predecessor)	—	1	—	1
Credit loss expense	—	1	—	1
February 22, 2022 (Predecessor)	—	2	—	2
February 23, 2022 (Successor)	—	2	—	2
Credit loss credit	—	(1)	—	(1)
December 31, 2022 (Successor)	—	1	—	1
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
The below table shows the classification of the credit loss expense within the Consolidated Statements of Operations.

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Management contract expenses	(1)	1	(36)	(142)
Other financial items	—	—	2	(2)
Total	(1)	1	(34)	(144)
Changes in expected credit loss allowance for external and related party trade receivables are included in operating expenses, while changes in the allowances for related party loan receivables are included in other financial items. There was no change in allowances for external or related party trade receivables. The expected credit loss allowance on related party balances as at December 31, 2022 (Successor) was $1 million (December 31, 2021 (Predecessor): $1 million).

Note 7 – Segment information
We use the management approach to identify our operating segments. We identified the Board of Directors as the Group’s Chief Operating Decision Maker ("CODM") which regularly reviews internal reports when making decisions about allocation of resources to segments and in assessing their performance.
We have the following three reportable segments:
1.Harsh environment: Includes contract revenues, management contract revenue, reimbursable revenue and associated expenses for harsh environment semi-submersible and jackup rigs.
2.Floaters: Includes contract revenues, management contract revenue, reimbursable revenue and associated expenses for benign environment semi-submersible rigs and drillships.
3.Jackups: Includes contract revenues, management contract revenue, reimbursable revenue and associated expenses for benign environment jackup rigs.
Segment results are evaluated on the basis of operating income and the information presented below is based on information used for internal management reporting. The remaining incidental revenues and expenses not included in the reportable segments are included in the "other" reportable segment.
The below section splits out total operating revenue, depreciation, amortization of intangibles, impairment of drilling units and intangible assets, operating net loss, drilling units and capital expenditures by segment:
Total operating revenue
Operating revenues consist of contract revenues, reimbursable revenues, management contract revenues and other revenues. The segmental analysis of operating revenues is shown in the table below.

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Harsh environment	331	78	495	526
Floaters	463	85	363	358
Jackup rigs	47	6	38	59
Other	2	—	11	18
Total	843	169	907	961
Depreciation and amortization
We record depreciation expense to reduce the carrying value of drilling unit and equipment balances to their residual value over their expected remaining useful economic lives and amortization of favorable and unfavorable contracts over the remaining lives of the contracts. The segmental analysis of depreciation is shown in the table below.

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Harsh environment	46	7	73	94
Floaters	75	6	37	176
Jackups	14	4	16	20
Other	—	—	1	29
Total	135	17	127	319

Impairment of drilling units and intangible assets
We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. The segmental analysis of impairment is shown in the table below.

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Harsh environment	—	—	152	419
Floaters	—	—	—	3,555
Jackups	—	—	—	86
Other	—	—	—	48
Total	—	—	152	4,108
Operating income/(loss)
The segmental analysis of operating (losses)/income is shown in the table below.

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
			(As adjusted)	(As adjusted)
Harsh environment	16	16	(138)	(396)
Floaters	20	9	(21)	(3,781)
Jackups	9	9	17	(86)
Other	(10)	3	(14)	(218)
Operating income/(loss)	35	37	(156)	(4,481)
Unallocated items:
Total financial items and other	(98)	3,704	(416)	50
(Loss)/income from continuing operations before income taxes	(63)	3,741	(572)	(4,431)

Drilling assets - Total assets
The segmental analysis of drilling assets and total assets is shown in the table below.

	Successor	Predecessor
(In $ millions)	December 31, 2022	December 31, 2021
		(As adjusted)
Harsh environment rigs	312	709
Floaters	1,198	524
Jackup rigs	158	198
Total drilling units	1,668	1,431

Unallocated items:
Investments in associated companies	84	27
Assets held for sale	—	1,492
Cash and restricted cash	598	516
Other assets	451	431
Total assets	2,801	3,897
Drilling units - Capital expenditures
The segmental analysis of capital expenditures, including long term maintenance projects, is shown in the table below.

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Harsh environment	14	2	30	26
Floaters	200	18	35	110
Jackups	—	—	19	1
Total	214	20	84	137

Geographic segment data
Revenues
Revenues are attributed to geographical segments based on the country where the revenues are generated. The following presents our revenues and fixed assets by geographic area:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Norway	231	78	486	480
Angola	220	43	125	89
United States	146	20	105	107
Canada	98	—	—	—
Brazil	95	19	121	51
Others (1)	53	9	70	234
Total revenue	843	169	907	961
(1)Other countries represent countries each with less than 10% of total revenues earned for any of the periods presented.

Fixed assets – drilling units (1)
Drilling unit fixed assets by geographic area based on location as at end of the year are as follows:

	Successor	Predecessor
(In $ millions)	December 31, 2022	December 31, 2021
Brazil	714	169
Norway	312	710
United States	275	92
Qatar	144	156
Others	223	304
Total	1,668	1,431
(1)Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.
(2)Other countries represent countries in which we operate that individually had fixed assets representing less than 10% of total fixed assets for any of the periods presented.
Major customers
In the years ended December 31, 2022 (Successor), 2021 and 2020 (Predecessor), we had the following customers with total revenues greater than 10% in any of the periods presented:

		Successor	Predecessor
	Segment	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Sonadrill	Floater	21%	9%	—%	—%
Equinor	Harsh Environment	14%	10%	15%	13%
ConocoPhillips	Harsh Environment	13%	13%	18%	18%
Var Energi	Harsh Environment	14%	11%	—%	—%
Lundin	Floater	1%	12%	13%	2%
Northern Ocean	Harsh Environment	—%	—%	4%	13%
Others		37%	45%	50%	54%
		100%	100%	100%	100%

Note 8 - Revenue from contracts with customers
The following table provides information about receivables, contract assets and contract liabilities from our contracts with customers:

	Successor	Predecessor
(In $ millions)	December 31, 2022	December 31, 2021
Accounts receivable, net	137	158
Current contract liabilities (deferred revenues) (1)	(19)	(25)
Non-current contract liabilities (deferred revenues) (1)	(42)	(10)
(1)Current contract liabilities and non-current contract liabilities are included in “Other current liabilities” and “Other non-current liabilities” respectively in our Consolidated Balance Sheets.

Significant changes in the contract liabilities balances during the year ended December 31, 2021 were as follows:

(In $ millions)	Contract Liabilities
Net contract liability at January 1, 2021 (Predecessor)	(31)
Amortization of revenue that was included in the beginning contract liability balance	24
Cash received, excluding amounts recognized as revenue	(28)
Net contract liability at December 31, 2021 (Predecessor)	(35)
Significant changes in the contract liabilities balances during the year ended December 31, 2022 are as follows:

(In $ millions)	Contract Liabilities
Net contract liability at January 1, 2022 (Predecessor)	(35)
Amortization of revenue that was included in the beginning contract liability balance	16
Net contract liability at February 22, 2022 (Predecessor)	(19)
Net contract liability at February 23, 2022 (Successor)	(19)
Amortization of revenue that was included in the beginning contract liability balance	9
Cash received, excluding amounts recognized as revenue	(51)
Net contract liability at December 31, 2022 (Successor)	(61)
The deferred revenue balance of $19 million reported in "Other current liabilities" as at December 31, 2022 is expected to be realized within the next 12 months and the $42 million reported in "Other non-current liabilities" is expected to be realized thereafter. The deferred revenue consists primarily of mobilization and upgrade revenue for both wholly and partially unsatisfied performance obligations as well as expected variable mobilization and upgrade revenue for partially unsatisfied performance obligations, which has been estimated for purposes of allocating across the entire corresponding performance obligations.
Note 9 – Other revenues
Other revenues consist of the following:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Leasing revenues (i)	24	4	26	19
Inventory Sales (ii)	9	—	—	—
Early termination fees (iii)	—	—	6	11
Other (iv)	6	1	—	—
Total other revenues	39	5	32	30
i.Leasing revenues
Revenue earned on the charter of the West Castor, West Telesto and West Tucana to Gulfdrill, one of our related parties. Refer to Note 27 – "Related party transactions" – for further details.

ii. Inventory Sales
Sales of spare parts in inventory from the West Tucana, West Castor and West Telesto were made to Gulf Drilling International during the year.
iii. Early termination fees
Early termination fees were received in 2021 for the West Bollsta and in 2020 for the West Gemini.
iv. Other
On July 1, 2022, Seadrill novated their drilling contract for the West Gemini in Angola to the Sonadrill joint venture and leased the West Gemini to Sonadrill for the duration of that contract and the follow-on contract, entered into directly by Sonadrill, at a nominal charter rate, based on a commitment made under the terms of the joint venture agreement. At the commencement of the lease, we recorded a liability representing the fair value of the lease commitment which we amortize as other revenue, on a straight-line basis, over the lease term. This lease is considered to form part of Seadrill’s investment in the joint venture, Sonadrill. Accordingly, we recorded a $21 million increase to our investment in Sonadrill at the commencement of the West Gemini lease to Sonadrill on July 1, 2022.
Note 10 – Other operating items
Other operating items consist of the following:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Impairment of long lived assets (i)	—	—	(152)	(4,087)
Impairment of intangibles (ii)	—	—	—	(21)
Gain on disposals (iii)	1	2	47	15
Other operating income (iv)	—	—	54	9
Total other operating items	1	2	(51)	(4,084)
i. Impairment of long lived assets
In June 2021, the West Hercules was impaired by $152 million. Refer to Note 12 – "Loss on Impairment of long lived assets"
In 2020, we determined the global impact of the COVID-19 pandemic, and continued down cycle in the offshore drilling industry, were indicators of impairment on certain assets. Following assessments of recoverability in March 2020 and December 2020, we recorded total impairment charges of $4,087 million against our drilling fleet.
ii. Impairment of intangibles
On December 1, 2020, Seadrill Partners (now Aquadrill) announced it had filed a voluntary petition under Chapter 11. Under Chapter 11 we were required to continue to provide the management services only at market rate. We concluded that we no longer had a favorable contract and the intangible asset relating to Seadrill Partners was fully impaired.
iii. Gain on disposals
Following the impairments recognized in 2020, Seadrill disposed of seven rigs in 2021, and one rig in 2020, all of which had previously been impaired in full. The full consideration, less costs to sell, was recognized as a gain
The gains on disposal in 2022 Successor period relate to the sale of sundry assets of West Tucana and West Carina and to the sale of capital spares on the West Hercules and parts on the West Navigator. The gains on disposal in the Predecessor period related to the sale of the West Venture on January 19, 2022.

iv. Other operating income
Other operating income consists of the following:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Pre-petition liabilities write-off (a)	—	—	27	—
War risk insurance rebate (b)	—	—	22	—
Loss of hire insurance settlement (c)	—	—	2	9
Other	—	—	3	—
Total other operating income	—	—	54	9
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
Note 11 – Interest expense
Interest expense consists of the following:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
			(As adjusted)	(As adjusted)
Cash interest on debt facilities (a)	(95)	—	(25)	(256)
Interest on SFL leases (b)	—	(7)	(84)	(12)
Unwind of discount debt	—	—	—	(44)
Write off of discount on debt (c)	—	—	—	(86)
Guarantee and commission fees	(3)	—	—	—
Interest expense	(98)	(7)	(109)	(398)

(a) Cash interest on debt facilities
We incur cash and payment-in-kind interest on our debt facilities. This is summarized in the table below.

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
			(As adjusted)	(As adjusted)
Pre-filing senior credit facilities	—	—	(25)	(229)
Pre-filing debt of consolidated variable interest entities	—	—	—	(27)
Post-emergence first lien senior secured	(14)	—	—	—
Post-emergence second lien senior secured	(78)	—	—	—
Post-emergence unsecured senior convertible bond	(3)	—	—	—
Cash and payment-in-kind interest	(95)	—	(25)	(256)
Our pre-filing senior credit facilities incurred interest at LIBOR plus a margin. For periods after July 2, 2018, this margin increased by one percentage point following the emergence from the Previous Chapter 11 Proceedings. On February 7, 2021, after filing for Chapter 11, we recorded contractual interest payments against debt held as subject to compromise ("adequate protections payments") as a reduction to debt in the Consolidation Balance sheet and not as an expense to Consolidated Statement of Operations. For further information on our bankruptcy proceedings refer to Note 4 - "Chapter 11" of our Consolidated Financial Statements included herein.
Our First lien senior secured facility has a maturity of December 15, 2026 and consists of a $175 million term loan facility and a $125 million revolving credit facility ("RCF"). The term loan facility bears interest at a margin of 7% per annum plus the secured overnight financing rate ("SOFR") (and any applicable credit adjustment spread). The RCF bears interest at a margin of 7% per annum plus the SOFR (and any applicable credit adjustment spread), and commitment fee of 2.8% per annum is payable in respect to any undrawn portion of the RCF commitment.
Our Second lien senior secured facility bears interest at a total margin of 12.5% per annum plus the SOFR (and any applicable credit adjustment spread), and it has a maturity of June 15, 2027. The margin comprises two components: 5% cash interest and 7.5% pay-if-you-can ("PIYC") interest, whereby Seadrill either pays the PIYC interest in cash or the equivalent amount is capitalized as principal outstanding (dependent on certain conditions set out in the facility agreement).

Our unsecured senior convertible bond has a maturity of August 2028 and bears interest, payable quarterly in cash, at three-month US LIBOR plus 6% on the aggregate principal amount of $50 million. The bond is convertible (in full and not in part) into Shares at a conversion rate of 52.6316 Shares per $1,000 principal amount of the bond, subject to certain adjustments set forth in the Note Purchase Agreement relating to the convertible bond. If not converted, a bullet repayment will become due on the maturity date.
(b) Interest on SFL Leases
Interest on SFL leases reflects the cost incurred on capital lease agreements between Seadrill and SFL for the West Taurus, West Linus and West Hercules. During the reorganization, the West Taurus lease was rejected and the West Linus and West Hercules were modified to operating leases, resulting in no further expense being recorded through this line item for the Successor.

(c) Write off of discount on debt
In September 2020 and December 2020, there were non-payments of interest on our secured credit facilities that constituted an event of cross-default. The event of default resulted in the expense of unamortized debt discount of $86 million in 2020.
Note 12 – Loss on impairment of long-lived assets
We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate.
In 2020, the significant decrease in the price of oil due to the actions of OPEC and its partners combined with the global impact of the COVID-19 pandemic resulted in expected decreases in utilization going forward and downward pressure on dayrates. We concluded that an impairment triggering event had occurred for our drilling unit fleet and, based on the results of further testing, recorded an impairment charge of $4.1 billion.
During 2021, the undiscounted future net cash flows to be generated for Seadrill by the West Hercules and West Linus were revised due to anticipated changes in leasing arrangements that would result in the rigs being handed back to SFL before the end of their estimated useful lives. The revised undiscounted future net cash flows for the West Hercules were less than the rig's carrying value meaning that the "step one" or "asset recoverability" test was failed for that rig. Following this assessment, we recorded an impairment charge of $152 million to reduce the rigs book value to its estimated fair value, which we estimated using a discounted cash flow model. There was no impairment charge for the West Linus as it passed the asset recoverability test.
The impairment of $152 million for the year ended December 31, 2021 was classified within "Impairment of long-lived assets" on our Consolidated Statement of Operations.
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
There were no further indicators of impairment in 2022.
Note 13 – Taxation
 Income taxes consist of the following:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
			(As adjusted)	(As adjusted)
Current tax expense/(benefit):
Bermuda	—	—	—	—
Foreign	15	3	2	6
Deferred tax expense/(benefit):
Bermuda	—	—	—	—
Foreign	(5)	(1)	(2)	(7)
Deferred taxes acquired during the year	—	—	—	—
Tax related to internal sale of assets in subsidiary, amortized for group purposes	—	—	—	—
Total tax expense/(benefit)	10	2	—	(1)
Effective tax rate	16.0%	—%	—%	—%

The effective tax rate for the period from February 23, 2022 through December 31, 2022 (Successor), period from January 1, 2022 through February 22, 2022 (Predecessor), the year ended December 31, 2021 (Predecessor) and the year ended December 31, 2020 (Predecessor) was 16.0%,0%, 0% and 0% respectively.
We are incorporated in Bermuda, where a tax exemption has been granted until 2035. Other jurisdictions in which we and our subsidiaries operate are taxable based on rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, we may pay tax within some jurisdictions even though we might have losses in others.
Due to the CARES Act in the US, we recognized a tax benefit in 2022 Successor and Predecessor periods of nil (2021 (Predecessor): $2 million) which included the release of valuation allowances previously recorded and carrying back net operating losses to previous years.
The income taxes for the period from February 23, 2022 through December 31, 2022 (Successor), the period from January 1, 2022 through February 22, 2022 (Predecessor), the year ended December 31, 2021 and the year ended December 31, 2020 (Predecessor) differed from the amount computed by applying the Bermuda statutory income tax rate of 0% as follows:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
			(As adjusted)	(As adjusted)
Effect of change on unrecognized tax benefits	(5)	—	2	(8)
Effect of unremitted earnings of subsidiaries	1	(1)	—	(2)
Effect of taxable income in various countries	14	3	(2)	9
Total tax expense/(benefit)	10	2	—	(1)

Deferred income taxes
Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets/(liabilities) consist of the following:
Deferred tax assets:

	Successor	Predecessor
(In $ millions)	December 31, 2022	December 31, 2021
Pensions and stock options	1	3
Provisions	27	30
Property, plant and equipment	92	51
Net operating losses carried forward	296	320
Other	12	9
Gross deferred tax assets	428	413
Valuation allowance	(413)	(403)
Deferred tax assets, net of valuation allowance	15	10
Deferred tax liabilities:

	Successor	Predecessor
(In $ millions)	December 31, 2022	December 31, 2021
Unremitted Earnings of Subsidiaries	8	8
Intangibles	1	1
Gross deferred tax liabilities	9	9
Net deferred tax asset/(liability)	6	1
 As at December 31, 2022 (Successor), deferred tax assets related to net operating loss (“NOL”) carryforward was $296 million (December 31, 2021 (Predecessor): $320 million), which can be used to offset future taxable income. NOL carryforwards which were generated in various jurisdictions, include $235 million (December 31, 2021 (Predecessor): $234 million) that will not expire and $61 million (December 31, 2021 (Predecessor): $86 million) that will expire between 2023 and 2039 if not utilized.
As at December 31, 2022 (Successor), deferred tax liability related to intangibles from the application of fresh start accounting was $1 million (December 31, 2021 (Predecessor): $1 million).
We establish a valuation allowance for deferred tax assets when it is more likely than not that the benefit from the deferred tax asset will not be realized. The amount of deferred tax assets considered realizable could increase or decrease in the near term if our estimates of future taxable income change. Our valuation allowance consists primarily of $285 million on NOL carryforwards as at December 31, 2022 (Successor) (December 31, 2021 (Predecessor): $320 million).
Uncertain tax positions
As at December 31, 2022 (Successor), we had a total amount of unrecognized tax benefits of $85 million excluding interest and penalties. The changes to our balance related to unrecognized tax benefits were as follows:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Balance at the beginning of the period	84	83	82	89
Increases as a result of positions taken in prior periods	3	1	2	1
Increases as a result of positions taken during the current period	—	—	2	—
Decreases as a result of positions taken in prior periods	—	—	(1)	(4)
Decreases due to settlements	—	—	(1)	(1)
Decreases as a result of a lapse of the applicable statute of limitations	(2)	—	(1)	(3)
Balance at the end of the period	85	84	83	82

Accrued interest and penalties totaled $21 million at December 31, 2022 (Successor) (December 31, 2021 (Predecessor): $19 million) and were included in "Other liabilities" on our Consolidated Balance Sheets. We recognized expenses of $2 million and $1 million during the year ended December 31, 2022 (Successor) and the year ended December 31, 2021 (Predecessor), respectively, related to interest and penalties for unrecognized tax benefits on the income tax expense line in the accompanying Consolidated Statement of Operations.
As of December 31, 2022 (Successor), $85 million of our unrecognized tax benefits, including penalties and interest, would have a favorable impact on the Company’s effective tax rate if recognized.
Tax returns and open years
We are subject to taxation in various jurisdictions. Tax authorities in certain jurisdictions examine our tax returns and some have issued assessments. We are defending our tax positions in those jurisdictions.
The Brazilian tax authorities have issued a series of assessments with respect to our returns for certain years up to 2017 for an aggregate amount equivalent to $114 million including interest and penalties. As a positive development in relation to the earlier years' assessments, the first-tier judicial court has ruled in favor of Seadrill. However, an appeal has since been filed by the tax authorities to the second-tier judicial court. The relevant group companies are robustly contesting these assessments including filing the relevant appeals to the tax authorities and counter-appeal to the higher court.
The Norwegian tax authorities have issued an assessment with respect to our 2016 tax return for an aggregate amount equivalent to $15 million including interest and penalties. The relevant group company is robustly contesting the assessment including filing relevant appeal which has been partially accepted by the tax authorities in their latest decision.
The Nigerian tax authorities have issued a series of claims and assessments both directly and lodged through the Previous Chapter 11 Proceedings, with respect to returns for subsidiaries for certain years up to 2019 for an aggregate amount equivalent to $171 million. The relevant group companies are robustly contesting these assessments including filing relevant appeals in Nigeria.
The Kuwaiti tax authorities have issued a series of assessments with respect to our returns for years up to 2015 for an aggregate amount equivalent to $12 million including interest and penalties. The relevant company is robustly contesting these assessments including filing relevant appeals. Although the relevant company has been sold as part of the Jackup Sale, Seadrill has indemnified ADES for this exposure.
The Mexican tax authorities have issued a series of assessments with respect to our returns for certain years up to 2014 for an aggregate amount equivalent to $82 million. The relevant group companies are robustly contesting these assessments including filing relevant appeals.
An adverse outcome on these proposed assessments could result in a material adverse impact on our Consolidated Balance Sheets, Statements of Operations or Cash Flows.
The following table summarizes the earliest tax years that remain subject to examination by other major taxable jurisdictions in which we operate.

Jurisdiction	Earliest Open Year
Kuwait	2012
Nigeria	2014
United States	2018
Mexico	2011
Norway	2015
Brazil	2009

Note 14 – Earnings/(loss) per share
The computation of basic earnings/(loss) per share ("EPS/LPS") is based on the weighted average number of shares outstanding during the period. Diluted EPS/LPS includes the effect of the assumed conversion of potentially dilutive instruments. There were no dilutive instruments in the Predecessor period, but the issuance of the convertible note in the Successor period is dilutive as the Company was in a profit-making position. Refer to Note 20 – Debt, for details.
The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
			(As adjusted)	(As adjusted)
Net loss/(profit) from continuing operations	(73)	3,739	(572)	(4,430)
Profit/(loss) from discontinued operations	274	(33)	(15)	(233)
Net profit/(loss) available to stockholders	201	3,706	(587)	(4,663)
Effect of dilution - interest on unsecured senior convertible bond (Note 11)	3	—	—	—
Diluted net profit/(loss) available to stockholders	204	3,706	(587)	(4,663)
The components of the denominator for the calculation of basic and diluted EPS/LPS are as follows:

	Successor	Predecessor
(In millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Basic earnings/(loss) per share:
Weighted average number of common shares outstanding	50	100	100	100
Diluted earnings/(loss) per share:
Effect of dilution	3	—	—	—
Weighted average number of common shares outstanding adjusted for the effects of dilution	53	100	100	100
The basic and diluted EPS/LPS are as follows:

	Successor	Predecessor
(In $)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Basic/Diluted EPS: continuing operations ($)	(1.46)	37.25	(5.70)	(44.11)
Basic EPS ($)	4.02	36.92	(5.85)	(46.43)
Diluted EPS ($)	3.88	36.92	(5.85)	(46.43)
ASC 260 ‘Earnings per Share’ requires the presentation of diluted earnings per share where a company could be called upon to issue shares that would decrease net earnings per share. In periods where losses are reported, the effect of including potentially dilutive instruments in the calculation would result in a reduction in loss per share, which is anti-dilutive. Under these circumstances, these instruments are not included in the calculation due to their anti-dilutive effect and as a result the basic and diluted loss per share are equal.

Note 15 – Restricted cash
Restricted cash consists of the following:

	Successor	Predecessor
(In $ millions)	December 31, 2022	December 31, 2021
		(As adjusted)
Demand deposit pledged as collateral for tax related guarantee	74	63
Cash held in escrow	23	23
Accounts pledged as collateral for performance bonds and similar guarantees	10	28
Accounts pledged as collateral for guarantees related to rig recycling	—	14
Proceeds from rig sales	—	47
Accounts pledged as collateral for SFL Leases	—	37
Other	11	11
Total restricted cash	118	223
Restricted cash is presented in our Consolidated Balance Sheets as follows:

	Successor	Predecessor
(In $ millions)	December 31, 2022	December 31, 2021
		(As adjusted)
Current restricted cash	44	160
Non-current restricted cash	74	63
Total restricted cash	118	223
Note 16 – Other assets
As at December 31, 2022 (Successor) and 2021 (Predecessor), other assets included the following:

	Successor	Predecessor
(In $ millions)	December 31, 2022	December 31, 2021
		(As adjusted)
Deferred contract costs	111	15
Taxes receivable	42	48
Favorable drilling and management services contracts	42	9
Prepaid expenses	37	51
Right of use asset	9	24
Reimbursable amounts due from customers	8	13
Derivative asset - interest rate cap	5	—
Restructuring backstop commitment fee	—	20
Other	8	44
Total other assets	262	224
Other assets are presented in our Consolidated Balance Sheets as follows:

	Successor	Predecessor
(In $ millions)	December 31, 2022	December 31, 2021
		(As adjusted)
Other current assets	169	197
Other non-current assets	93	27
Total other assets	262	224

Favorable drilling contracts and management services contracts
The following table summarizes the movement in favorable drilling contracts and management services contracts for the year ended December 31, 2021 and the period from January 1, 2022 through February 22, 2022 (Predecessor) and from February 23, 2022 through December 31, 2022 (Successor):

(In $ millions)	Gross carrying amount	Accumulated amortization	Net carrying amount
As at January 1, 2021 (Predecessor)	266	(256)	10
Amortization	—	(1)	(1)
As at January 1, 2022 (Predecessor)	266	(257)	9

Balance before reorganization and fresh start adjustments	266	(257)	9
Fresh Start accounting	(170)	257	87
As at February 22, 2022 (Predecessor)	96	—	96
As at February 23, 2022 (Successor)	96	—	96
Amortization	—	(54)	(54)
As at December 31, 2022 (Successor)	96	(54)	42
On emergence from Chapter 11 proceedings and on application of Fresh Start accounting, new favorable drilling contract and management service contract intangible assets were recognized. For further information refer to Note 5 - "Fresh Start Accounting". The amortization is recognized in the Consolidated Statements of Operations as "Amortization of intangibles". The weighted average remaining amortization period for the favorable contracts is 5 months. The remaining favorable drilling contracts and management services contracts will be fully amortized in 2023.
Note 17 – Investment in associated companies
We have the following investments in associated companies:

	Successor	Predecessor
Ownership percentage	December 31, 2022	December 31, 2021
Paratus Energy Services Ltd (i)	35%	100%
Gulfdrill (ii)	50%	50%
Sonadrill (iii)	50%	50%
We own 50% equity interests in Gulfdrill and Sonadrill and a 35% equity interest in Paratus Energy Services Ltd ("PES") (formerly NSNCo). We account for our 50% and 35% investments under the equity method. For transactions with related parties refer to Note 27 - "Related party transactions".
i. Paratus Energy Services Ltd
Paratus Energy Services Ltd ("PES"), formerly known as Seadrill New Finance Limited or "NSNCo", holds investments in SeaMex (100%), Seabras Sapura (50%), and Archer (15.7%). As part of Seadrill's comprehensive restructuring process, we disposed of 65% of our equity interest in PES in January 2022, reducing our shareholding to 35%. As a result, the carrying value of PES's net assets were deconsolidated from Seadrill's Consolidated Balance Sheet and were replaced with an equity method investment representing the fair value of the retained 35% interest. This resulted in a loss of $112 million that was reported through reorganization items, as set out further in Note 4 - "Chapter 11".
On September 30, 2022, Seadrill entered into share purchase agreements with certain other existing shareholders of PES to dispose of the remaining 35% shareholding in PES. The sale closed on February 24, 2023. In connection with the sale, on March 14, 2023, Seadrill also provided each of PES and SeaMex Holdings Ltd (“SeaMex Holdings”) with a termination notice regarding (i) the Master Services Agreement by and between PES and Seadrill Management Ltd (“SML”), dated January 20, 2022 (the “Paratus MSA”), and (ii) the Master Services Agreement by and among SeaMex Holdings, certain operating companies party thereto and SML, dated January 20, 2022 (the “SeaMex MSA”), respectively. The Paratus MSA will terminate effective July 12, 2023; and the SeaMex MSA will terminate effective September 10, 2023. We do not believe these terminations will have a material effect on the financial condition of the Company
For further information on Seadrill's comprehensive restructuring, including the disposal of the 65% interest in Paratus Energy Services, please refer to Note 4 - "Chapter 11".
ii. Gulfdrill
Seadrill owns a 50% stake in Gulfdrill, a joint venture that operates five premium jackups in Qatar with Qatargas. The remaining 50% interest is owned by Gulf Drilling International ("GDI"), which manages all five rigs. Three of Seadrill's jackup rigs are leased to the joint venture, namely the West Castor, West Telesto, and West Tucana. The two additional units are leased from a third-party shipyard, and all costs associated with these units are borne by Gulfdrill.

iii. Sonadrill
Sonadrill is a joint venture that presently operates three drillships focusing on opportunities in Angolan waters. Seadrill owns a 50% stake in Sonadrill, with the remaining 50% interest owned by Sonangol EP ("Sonangol"). Both companies initially committed to charter two units each into the joint venture. As of December 31, 2022, Sonadrill leased three drillships, including the Libongos and Quenguela from Sonangol, and the West Gemini from Seadrill. Seadrill manages all three units for the joint venture.
The Libongos has been operating within the joint venture since 2019, and the Quenguela commenced operations on its maiden contract in March 2022. On July 1, 2022, Seadrill novated their drilling contract for the West Gemini in Angola to the Sonadrill joint venture and leased the West Gemini to Sonadrill for the duration of that contract and the follow-on contract. The West Gemini is leased to Sonadrill at a nominal charter rate based on a commitment made under the terms of the joint venture agreement.
Seadrill's investment in the Sonadrill joint venture includes initial equity capital and certain other contingent commitments, including the commitment to charter up to two drillships to the joint venture at a nominal charter rate, contingent on Sonadrill obtaining drilling contracts for the units. The lease of the West Gemini to Sonadrill for the duration of the contracts for a nominal charter rate is considered part of Seadrill’s investment in the joint venture. As such, the company recorded a $21 million liability, equal to the fair value of the lease, at the commencement of the West Gemini lease to Sonadrill, with the offsetting entry being a basis difference against the investment in Sonadrill.
The remaining committed Seadrill rig will be leased to the joint venture once Sonadrill secures a drilling contract.
Share in results from associated companies
Our share in results of our associated companies were as follows:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
				(As adjusted)
PES	(8)	(3)	—	—
Sonadrill	2	1	5	(2)
Gulfdrill	4	—	(2)	2
Total share in results from associated companies (net of tax)	(2)	(2)	3	—
Seadrill recorded $8 million of losses from its share of the post-emergence results of PES until September 30, 2022, when it entered into share purchase agreements with certain other existing shareholders of PES to dispose of the remaining 35% shareholding in PES. The deal was closed on February 24, 2023, and the carrying values of the equity method investment in PES, together with certain other related balances, approximately equal the agreed sales price. As a result, we do not anticipate any material gain or loss on the sale, and there has been no further recognition of PES results after the agreement date. Accordingly, we have not presented a summary of the results of PES in the section below.
Summary of Consolidated Statements of Operations for our equity method investees
The results of Sonadrill and our share in those results is summarized below:

Sonadrill	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Operating revenues	200	14	94	56
Net operating income/(loss)	21	2	18	(2)
Net income/(loss)	10	2	11	(5)

Seadrill ownership percentage	50%	50%	50%	50%
Share in results from Sonadrill (net of tax)	5	1	5	(2)
Basis difference amortization	(3)	—	—	—
Net share in results from Sonadrill	2	1	5	(2)

The results of Gulfdrill and our share in those results is summarized below:

Gulfdrill	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Operating revenues	167	28	142	44
Net operating income/(loss)	14	2	(4)	6
Net income/(loss)	9	1	(4)	4

Seadrill ownership percentage	50%	50%	50%	50%
Share in results from Gulfdrill (net of tax)	4	—	(2)	2
Book value of our investments in associated companies
At the year end, the book values of our investments in our associated companies were as follows:

	Successor	Predecessor
(In $ millions)	December 31, 2022	December 31, 2021
PES	31	—
Sonadrill	49	27
Gulfdrill	4	—
Total	84	27
After Seadrill emerged from Chapter 11 proceedings and applied Fresh Start accounting, the book value of Seadrill's investment in PES was reduced to $39 million. Seadrill's share of post-emergence PES losses of $8 million further reduced the carrying value of the investment to $31 million. Seadrill agreed to sell its investment in PES as of September 30, 2022, and the carrying value of the equity method investment in PES at this time, along with related balances, approximately equaled the agreed sales price.
Summarized Consolidated Balance sheets for our equity method investees
The summarized balance sheets of the Sonadrill companies and our share of recorded equity in those companies was as follows:

Sonadrill	Successor	Predecessor
(In $ millions)	December 31, 2022	December 31, 2021
Current assets	105	72
Non-current assets	1	—
Current liabilities	(40)	(18)
Non-current liabilities	(1)	—
Net Assets	65	54
Seadrill ownership percentage	50%	50%
Book value of Seadrill investment	33	27
Basis difference net of amortization (i)	16	—
Net book value of Seadrill investment	49	27
(i) As discussed above, on July 1, 2022, Seadrill recorded a liability of $21 million reflecting the fair value of the lease of the West Gemini to the Sonadrill joint venture at a nominal charter rate, with the offsetting entry being a basis difference in the joint venture. This basis difference is amortized over the lease term.

The summarized balance sheets of the Gulfdrill companies and our share of recorded equity in those companies was as follows:

Gulfdrill	Successor	Predecessor
(In $ millions)	December 31, 2022	December 31, 2021
Current assets	110	120
Non-current assets	80	173
Current liabilities	(129)	(182)
Non-current liabilities	(54)	(113)
Net assets/(liabilities)	7	(2)
Seadrill ownership percentage	50%	50%
Book value of Seadrill investment	4	—
Note 18 – Drilling units
Changes in drilling units for the periods presented in this report were as follows:

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2021 (Predecessor)	2,673	(918)	1,755
Additions	84	—	84
Depreciation	—	(119)	(119)
Impairment (1)	(152)	—	(152)
Derecognition of West Hercules (2)	(364)	227	(137)
As at January 1, 2022 (Predecessor)	2,241	(810)	1,431
Additions	20	—	20
Depreciation	—	(17)	(17)
Disposal of West Venture	(23)	23	—
Balance before reorganization and fresh start adjustments	2,238	(804)	1,434
Derecognition of West Linus (2)	(211)	36	(175)
Fresh Start accounting (3)	(452)	768	316
As at February 22, 2022 (Predecessor)	1,575	—	1,575
As at February 23, 2022 (Successor)	1,575	—	1,575
Additions	210	—	210
Disposal of Sevan Brasil and Sevan Driller	(24)	—	(24)
Depreciation	—	(93)	(93)
As at December 31, 2022 (Successor)	1,761	(93)	1,668
(1) In June 2021 we recorded an impairment of $152 million (December 31, 2020: $4.1 billion) which was reported within "Loss on impairment of long-lived assets" on our Consolidated Statement of Operations. Please refer to Note 12 – "Loss on impairment of long-lived assets" for further details.
(2) The lease agreements with SFL for the West Hercules and West Linus were amended such that the rigs were derecognized from drilling units in August 2021 and February 2022 respectively and replaced with right of use assets within other assets. The West Linus and West Hercules were returned to SFL in September 2022 and December 2022 respectively.
(3) On emergence from Chapter 11 proceedings, the carrying values of our drilling units were adjusted to fair value as a result of the implementation of Fresh Start accounting. The fair values were determined through a combination of income-based and market based approaches, with accumulated depreciation being reset to nil. Refer to Note 5 - "Fresh Start Accounting" for further information.

Note 19 – Equipment
Equipment consists of office equipment, software, furniture and fittings. Changes in equipment balances for the periods presented in this report were as follows:

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2021 (Predecessor)	39	(20)	19
Depreciation	—	(8)	(8)
As at December 31, 2021 (Predecessor)	39	(28)	11
Balance before reorganization and fresh start adjustments	39	(28)	11
Fresh start adjustments	(30)	28	(2)
As at February 22, 2022 (Predecessor)	9	—	9
As at February 23, 2022 (Successor)	9	—	9
Additions	4	—	4
Depreciation	—	(3)	(3)
As at December 31, 2022 (Successor)	13	(3)	10
Note 20 – Debt
The table below sets our external debt agreements as at December 31, 2022 (Successor) and 2021 (Predecessor):

	Successor	Predecessor
(In $ millions)	December 31, 2022	December 31, 2021
Secured debt:
Secured Credit Facilities	—	5,545
Term Loan Facility	175	—
Second Lien Facility	271	—
Total Secured debt	446	5,545
Unsecured bond
Unsecured senior convertible bond	50	—
Total unsecured bond	50	—
Total principal debt	496	5,545
Exit fee
Term Loan Facility	9	—
Second Lien Facility	13	—
Total exit fee	22	—
Less: Debt reported as liabilities subject to compromise (1)	—	(5,545)
Total debt	518	—
(1) Certain subsidiaries filed for Chapter 11 bankruptcy protection on February 7, 2021 and February 10, 2021. As a result, the outstanding balance of the senior credit facilities were classified within liabilities subject to compromise ("LSTC") in our Consolidated Balance Sheet at December 31, 2021. For further information on our bankruptcy proceedings refer to Note 4 - "Chapter 11".
Debt is presented in our Consolidated Balance Sheets as:

	Successor	Predecessor
(In $ millions)	December 31, 2022	December 31, 2021
Debt due within one year	22	—
Long-term debt	496	—
Total debt	518	—

Key changes to borrowing facilities
Term Loan and Revolving Credit Facility
On emergence, we entered into a $300 million super senior secured credit facility with a syndicate of lenders secured on a first lien basis. The facility has a maturity of December 15, 2026 and consists of a $175 million term loan facility and a $125 million revolving credit facility ("RCF"), which was not drawn down as at December 31, 2022 (nor has it been drawn to date). The term loan facility and RCF, if drawn, bear interest at a margin of 7% per annum plus the secured overnight financial rate facility ("SOFR") (and any applicable credit adjustment spread). A commitment fee of 2.8% per annum is payable in respect of any undrawn portion of the RCF commitment. The facility includes an undrawn, uncommitted basket in amount of $50 million for incremental facilities pari passu with the facility for specified purposes. There is a 3% exit fee payable on principal repayments under the super senior credit facility; in addition, there is a make-whole premium payable if the facility is repaid within the first 3 years. We have recognized exit fees of $9 million in respect to the facility as at December 31, 2022.
New Second Lien Facility
On emergence, we entered into a senior secured credit facility with a syndicate of lenders to partially reinstate the existing facilities in an aggregate amount of $683 million, secured on a second lien basis. The facility bears interest at a total margin of 12.5% per annum plus SOFR (and any applicable credit adjustment spread), and has a maturity of June 15, 2027. The above-mentioned margin is comprised of 5% cash interest; and 7.5% pay-if-you-can ("PIYC") interest, whereby, under certain liquidity conditions set out in the facility agreement, Seadrill is either required to pay the interest in cash or capitalize the interest to the principal outstanding. The PIYC interest compounds to the loan quarterly. There is a 5% exit fee required on this facility. As at December 31, 2022, we have recognized exit fees of $13 million in respect to the facility. During 2022, $29 million payment-in-kind interest was capitalized. A mandatory payment of debt principal of $192 million and exit fee of $10 million was made against the second lien facility in October 2022. A further voluntary payment of debt principal of $250 million and exit fee of $13 million was made against the second lien facility in November 2022. Two further voluntary payments were made against the second lien facility in 2023; refer to Note 33 – Subsequent events for further details.
Unsecured senior convertible bond
On emergence, as part of the Reorganization, we issued a $50 million unsecured senior convertible bond to Hemen Holdings Ltd. Our unsecured senior convertible bond has a maturity of August 2028 and bears interest, payable quarterly in cash, at three-month US LIBOR plus 6% on the aggregate principal amount of $50 million. The bond is convertible (in full and not in part) into Shares at a conversion rate of 52.6316 Shares per $1,000 principal amount of the bond, subject to certain adjustments set forth in the Note Purchase Agreement relating to the convertible bond. If not converted, a bullet repayment will become due on the maturity date.
Debt maturities
The outstanding debt as at December 31, 2022 (Successor) was repayable as follows, for the years ended December 31:

(In $ millions)	Term Loan	Second Lien	Convertible Bond	Total repayments
2023	—	22	—	22
2024	—	22	—	22
2025	—	22	—	22
2026	184	22	—	206
2027	—	196	—	196
2028 and thereafter	—	—	50	50
Total debt principal and exit fee payments	184	284	50	518
For further information on our bankruptcy proceedings refer to Note 4 - "Chapter 11 Proceedings".

Note 21 – Other liabilities
As at December 31, 2022 (Successor) and December 31, 2021 (Predecessor), other liabilities included the following:

	Successor	Predecessor
(In $ millions)	December 31, 2022	December 31, 2021
		(As adjusted)
Accrued expenses	124	78
Uncertain tax positions	85	83
Unfavorable drilling contracts	70	6
Contract liabilities	61	35
Employee withheld taxes, social security and vacation payments	47	43
Taxes payable	29	23
Lease liabilities	9	35
Accrued interest expense	4	—
Other liabilities	67	28
Total Other Liabilities	496	331
Other liabilities are presented in our Consolidated Balance Sheet as follows:

	Successor	Predecessor
(In $ millions)	December 31, 2022	December 31, 2021
		(As adjusted)
Other current liabilities	306	219
Other non-current liabilities	190	112
Total Other Liabilities	496	331
Unfavorable drilling contracts and management services contracts
The following table summarizes the movement in unfavorable drilling contracts and management services contracts for the year ended December 31, 2021 (Predecessor), the period from January 1, 2022 through February 22, 2022 (Predecessor) and from February 23, 2022 through December 31, 2022 (Successor):

(In $ millions)	Gross Carrying Amount	Accumulated amortization	Net carrying amount
As at January 1, 2021 (Predecessor)	66	(59)	7
Amortization	—	(1)	(1)
As at January 1, 2022 (Predecessor)	66	(60)	6

Balance before reorganization and fresh start adjustments	66	(60)	6
Fresh Start accounting	19	60	79
As at February 22, 2022 (Predecessor)	85	—	85
As at February 23, 2022 (Successor)	85	—	85
Amortization	—	(15)	(15)
As at December 31, 2022 (Successor)	85	(15)	70
On emergence from Chapter 11 proceedings and on application of Fresh Start accounting, new unfavorable drilling contract intangible liabilities were recognized. For further information refer to Note 5 - ''Fresh Start Accounting''. The amortization is recognized in the Consolidated Statements of Operations as "Amortization of intangibles". The weighted average remaining amortization period for the unfavorable contracts is 36 months.
The table below shows the amounts relating to unfavorable contracts that is expected to be amortized over the following periods:

	Period ended December 31
(In $ millions)	2023	2024	2025	2026 and thereafter	Total
Amortization of unfavorable contracts	24	24	19	3	70

Note 22 - Leases
Current leasing arrangements
We have operating leases relating to our premises, for which we are the lessee. The most significant leases are for our offices in London, Liverpool, Stavanger, Singapore, Houston, Rio de Janeiro, and Luanda. In accordance with Topic 842, we record lease liabilities and associated right-of-use assets for our portfolio of operating leases.
We also continue to lease three of our benign environment jackup rigs, namely West Castor, West Telesto, and West Tucana, to Gulfdrill, a joint venture, for a contract with GDI in Qatar. Additionally, we commenced a lease for our benign environment floater, West Gemini, to our Sonadrill joint venture on July 1, 2022, at a nominal charter rate. As a lessor we recognize the associated revenue over the lease term in accordance with Topic 842.
Sale and leaseback arrangements with SFL Corporation
Seadrill previously entered into sale and leaseback arrangements with SFL Corporation Ltd for three rigs, including the West Taurus semi-submersible rig in 2008, West Hercules semi-submersible rig in 2008, and the West Linus jackup rig in 2014. These arrangements were made through wholly owned subsidiaries of SFL Corporation Ltd ("SFL"), which at the time was a related party.
The West Taurus lease was rejected as part of the Chapter 11 proceedings in March 2021, and the rig was delivered back to SFL in May 2021.
On August 27, 2021, an amendment to the original West Hercules SFL charter was approved by the Bankruptcy Court, which removed the buy-back obligation and resulted in a deemed disposal of the West Hercules, with the recognition of an operating lease. The West Hercules concluded its contract on October 31, 2022, and was returned to SFL in December 2022.
In February 2022, Seadrill entered into an interim transition charter with SFL for the West Linus jackup rig, allowing Seadrill to operate the rig until it was delivered back to SFL. An amended lease for the West Linus resulted in the recognition of a short-term operating lease, and the buy-back obligation was removed, resulting in a deemed disposal of the rig. The West Linus lease was terminated in September 2022, and the rig was delivered back to SFL on September 30, 2022.
For details of the accounting applied to these lease amendments, please refer to Note 4 - "Chapter 11". For details of Seadrill's liabilities previously recognized in respect of these leases, please refer to Note 27 - "Related party transactions".
Lease fair value and Chapter 11
In accordance with bankruptcy guidance, Seadrill follows specific guidance for assumed leases under ASC 842 and ASC 805. Liabilities and assets associated with assumed leases are recognized as of the date of emergence in accordance with the provisions of ASC 805. Leases are one of the limited exceptions to the fair value recognition and measurement principles under ASC 805. At emergence, assumed leases are remeasured using the remaining lease term (including consideration for any lessee options that are reasonably certain of exercise), the remaining lease payments, and the updated discount rate for the successor entity reflective of the new lease term. Additionally, under this guidance, the successor entity is required to retain the predecessor’s previous lease classification, unless the lease is modified.
Further, in accordance with ASC 805, Seadrill adjusted its acquired operating lease right-of-use ("ROU") assets to the amount of the corresponding lease liabilities, taking into account any favorable or unfavorable terms of the lease compared to market terms. To determine any favorable or unfavorable terms, Seadrill considered all the terms of the lease, including rent payments, options for renewal or termination, purchase options, and lease incentives. As part of its fresh-start valuation, Seadrill decreased the ROU asset by $9 million for the West Hercules and $13 million for the West Linus SFL bareboat charters due to off-market rental payments.
You may find further details of the adjustments recorded on fresh start accounting within Note 5 - "Fresh Start Accounting".
Undiscounted cashflows of operating leases
For operating leases where we are the lessee, our future undiscounted cash flows as of December 31, 2022, were as follows:

(In $ millions)	Year ended December 31, 2022
2023	4
2024	2
2025	2
2026 and thereafter	3
Total	11

Reconciliation between undiscounted cashflows and operating lease liability
The following table gives a reconciliation between the undiscounted cash flows and the related operating lease liability recognized in our Consolidated Balance Sheet as at December 31, 2022:

	Successor	Predecessor
(In $ millions)	Year ended December 31, 2022	Year ended December 31, 2021
Total undiscounted cash flows	11	37
Less short term leases	—	—
Less discount	(2)	(2)
Operating lease liability	9	35
Of which:
Current	3	30
Non-current	6	5
Total	9	35
Other supplementary information
The following table gives supplementary information regarding our lease accounting at December 31, 2022:

	Successor	Predecessor
(In $ million)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Operating Lease Cost:
Operating lease cost	36	4	42	19
Short-term lease cost	3	1	1	2
Total lease cost	39	5	43	21

Other information:
Cash paid for lease liabilities- operating cash flows	39	5	41	21
ROU assets obtained in exchange for lease liabilities	—	24	24	53
Weighted-average remaining lease term in months	52	22	19	14
Weighted-average discount rate	10%	9%	10%	24%
Undiscounted cashflows under lessor arrangements
For operating leases where we are the lessor, our estimated future undiscounted cashflows as of December 31, 2022, were as follows. For avoidance of doubt, these estimates include future charter revenue from the rigs leased to Gulfdrill but do not include the future amortization of the liability recognized in respect of the Sonadrill arrangement.

(In $ millions)	Year ended December 31, 2022
2023	24
2024	14
2025	4
2026 and thereafter	—
Total	42
Refer to Note 9 – "Other revenue" for details of the revenues recorded in respect of the above leases.

Note 23 – Common shares
Share capital as at December 31, 2022 (Successor) and December 31, 2021 (Predecessor) was as follows:

	Issued and fully paid share capital
	Shares	Par value each	$ millions
As at January 1, 2020 (Predecessor)	100,234,973	$0.10	10
2020 RSU share issuance	149,462	$0.10	—
As at January 1, 2021 and December 31, 2021 (Predecessor)	100,384,435	$0.10	10
Balance before reorganization and fresh start adjustments	100,384,435	$0.10	10
Cancellation of Predecessor equity	(100,384,435)	$0.10	(10)
Issuance of Successor common stock	49,999,998	$0.01	—
As at February 22, 2022 (Predecessor)	49,999,998	$0.01	—
As at February 23, 2022, and December 31, 2022 (Successor)	49,999,998	$0.01	—
Common share transactions for periods presented
On February 10, 2020 and June 17, 2020, a total of 149,462 common shares were issued to employees following a vesting of restricted stock units awarded under our Employee Incentive Plan.
On February 22, 2022, Seadrill concluded its comprehensive restructuring process and emerged from Chapter 11 bankruptcy protection. The Predecessor equity of 100,384,435 common shares were cancelled and replaced with issuance of Successor common stock.
Please refer to Note 4- "Chapter 11" for further details on the changes to share capital.
Key terms of shares issued and outstanding shares
All our issued and outstanding Shares are and will be fully paid. Subject to the Bye-Laws, the Board of Directors is authorized to issue any of the authorized but unissued Shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote in the Shares.
Holders of Shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of Shares are entitled to one vote per Share on all matters submitted to a vote of holders of Shares. Unless a different majority is required by law or the Bye-Laws, resolutions to be approved by holders of Shares require the approval by an ordinary resolution (being a resolution approved by a simple majority of votes cast at a general meeting at which a quorum is present). Under the Bye-Laws, each Share is entitled to dividends if, as and when dividends are declared by the Board of Directors, subject to any preferred dividend right of the holders of any preference shares.
In the event of liquidation, dissolution or winding up of the Company, the holders of Shares are entitled to share equally and ratably in the Company's assets, if any, remaining after the payment of all its debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.

Note 24 – Accumulated other comprehensive income/(loss)
Changes in accumulated other comprehensive income/(loss) for the periods presented in this report were as follows:

(In $ millions)	Actuarial gain/(loss) relating to pension	Share in unrealized losses from associated companies	Change in debt component on Archer facility	Total
As at January 1, 2021 (Predecessor)	(2)	(28)	4	(26)
Other comprehensive income from continuing operations	—	—	—	—
Other comprehensive income from discontinued operations	—	9	2	11
As at December 31, 2021 (Predecessor)	(2)	(19)	6	(15)
Other comprehensive income from continuing operations	1	—	—	1
Other comprehensive loss from discontinued operations	—	(2)	(1)	(3)
Recycling of accumulated other comprehensive loss on sale of PES	—	21	(5)	16
Balance before reorganization and fresh start adjustments	(1)	—	—	(1)
Reset accumulated other comprehensive loss	1	—	—	1
As at February 22, 2022 (Predecessor)	—	—	—	—
As at February 23, 2022 (Successor)	—	—	—	—
Other comprehensive income	2	—	—	2
As at December 31, 2022 (Successor)	2	—	—	2
Note 25 – Share based compensation
The share based compensation expense for our share options and Restricted Stock Unit ("RSU") plans in the Consolidated Statements of Operations are as follows:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Share based compensation expense	—	—	—	8
Total share based compensation expense	—	—	—	8
On August 6, 2022, the Board of Directors adopted a management incentive plan and reserved 2,910,053 common shares of the Company for issuance thereunder. In accordance with the Chapter 11 Plan, such number of shares constituted 5.5% of the company's share capital on a fully diluted and fully distributed basis on the date the Management Incentive Plan was adopted. During the year ended December 31, 2022 members of Senior Management received 125,553 time based restricted share units ("RSUs") and 292,955 performance based restricted share units ("PSUs") under this Management Incentive Plan. These awards will be settled in cash unless shareholder approval of the Management Incentive Plan is obtained, in which case the awards may be settled in common shares at the election of the Joint Nomination and Remuneration Committee (the "Committee").
Note 26 - Pension benefits
Defined benefit plans
For onshore employees in Norway, who are participants in the defined benefit plans, the primary benefits are a retirement pension of approximately 66% of salary at retirement age of 67 years, together with a long-term disability pension. The retirement pension per employee is capped at an annual payment of 66% of the total of 12 times the Norwegian Social Security Base. Most employees in this group may choose to start a pre-retirement pension at 62 years of age.
Consolidated Balance Sheet position
Net defined benefit pension asset/(obligation) is as follows:

	Successor	Predecessor
(In $ millions)	December 31, 2022	December 31, 2021
Defined benefit obligation - Non-current liabilities	(1)	(5)
Deferred tax asset	—	1
Net defined benefit pension obligation	(1)	(4)

Annual pension cost
We record pension costs in the period during which the services are rendered by the employees.

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Service cost	—	—	—	1
Interest cost on prior years’ benefit obligation	—	—	—	—
Gross pension cost for the year	—	—	—	1
Expected return on plan assets	—	—	—	—
Net pension cost for the year	—	—	—	1
Impact of settlement/curtailment of defined benefit plans	—	—	2	1
Total net pension cost	—	—	2	2
The funded status of the defined benefit plan
Funded defined benefit pension obligation is as follows:

	Successor	Predecessor
(In $ millions)	December 31, 2022	December 31, 2021
Projected defined benefit obligations	(10)	(16)
Plan assets at market value	9	11
Funded defined benefit pension obligation	(1)	(5)
Change in projected benefit obligations
Change in projected benefit obligation is as follows:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Projected benefit obligations at beginning of period	16	16	16	40
Service cost	—	—	—	1
Benefits paid	(1)	—	(1)	(1)
Change in unrecognized actuarial gain	(3)	—	1	2
Settlement (1)	—	—	—	(25)
Foreign currency translations	(2)	—	—	(1)
Projected benefit obligations at end of period	10	16	16	16
(1)Two Norwegian defined benefit plans were settled and paid out in the year ended December 31, 2020 (Predecessor).

Change in pension plan assets
Change in pension plan assets is as follows:

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Fair value of plan assets at beginning of year	11	11	16	39
Contribution by employer	1	—	1	6
Benefits paid	(1)	—	(1)	(1)
Actuarial loss	(1)	—	—	—
Settlement (1)	—	—	(1)	(27)
Foreign currency translations	(1)	—	—	(1)
Other (2)	—	—	(4)	—
Fair value of plan assets at end of year	9	11	11	16
(1)Two Norwegian defined benefit plans were settled and paid out in 2020.
(2)In 2021, we received the contribution back for two Norwegian defined benefit plans that were terminated in 2020.
The accumulated benefit obligation for all defined benefit pension plans was $10 million and $15 million at December 31, 2022 (Successor) and December 31, 2021 (Predecessor), respectively.
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
Assumptions used in calculation of pension obligations

	Successor	Predecessor
	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Rate of compensation increase at the end of year	2.50%	2.25%	2.25%	2.25%
Discount rate at the end of year	3.20%	1.50%	1.50%	1.70%
Prescribed pension index factor	1.60%	1.20%	1.20%	1.20%
Expected return on plan assets for the year	2.90%	2.90%	2.90%	2.60%
Employee turnover	4.00%	4.00%	4.00%	4.00%
Expected increases in Social Security Base	3.50%	2.25%	2.25%	2.00%
The weighted-average asset allocation of funds related to our defined benefit plan at December 31, was as follows:
Pension benefit plan assets

	Successor	Predecessor
	December 31, 2022	December 31, 2021
Equity securities	10.2%	9.7%
Debt securities	73.6%	65.3%
Real estate	11.0%	13.6%
Money market	4.2%	10.6%
Other	1.0%	0.8%
Total	100.0%	100.0%

The investment policies and strategies for the pension benefit plan funds do not use target allocations for the individual asset categories. The investment objectives are to maximize returns subject to specific risk management policies. The life insurance company diversifies the allocation of plan assets by investing in both domestic and international fixed income securities and domestic and international equity securities. These investments are readily marketable and can be sold to fund benefit payment obligations as they become payable.
Effective January 1, 2020 the company terminated two of the defined benefit plans and replaced it with a defined contribution plan. The termination/settlement cost relating to the defined benefit plans has been recognized within 'Selling, general and administrative expenses' within the Consolidated Statement of Operations.
 Cash flows - Contributions expected to be paid
 The table below shows our expected annual pension plans contributions under defined benefit plans for the years ending December 31, 2023-2032. The expected payments are based on the assumptions used to measure our obligations at December 31, 2022 and include estimated future employee services.

(In $ millions)	December 31, 2022
2023	1
2024	1
2025	1
2026	1
2027-2032	2
Total payments expected during the next 10 years	6
Defined contribution and other plans
We made contributions to personal defined contribution pension and other plans totaling $13 million for the year ended December 31, 2022 (Successor), $18 million for the year ended December 31, 2021, and $18 million for the year ended December 31, 2020 (Predecessor). These were charged as operational expenses as they became payable.
Note 27 – Related party transactions
As of December 31, 2022, our major related parties were affiliated companies over which we held significant influence. They included the Sonadrill and Gulfdrill joint ventures and Paratus Energy Services Ltd. ("PES") (formerly NSNCo), in which we held a 35% interest. PES, a consolidated subsidiary of Seadrill until January 2022, owns 100% of SeaMex, which is also a related party, and a 50% interest in Seabras Sapura, which was also a related party for periods before January 2022. Aquadrill (formerly Seadrill Partners) was also an affiliated company until May 2021, and revenues from services provided to Aquadrill before that time are included in the Predecessor period of this note.
Prior to emerging from Chapter 11 proceedings on February 22, 2022, our main related parties also included companies who were either controlled by or whose operating policies were significantly influenced by Hemen, who was a major shareholder of the Predecessor Company. On emergence, Hemen's equity interest in Seadrill substantially decreased, and as a result, companies who were either controlled by or whose policies were significantly influenced by Hemen are no longer related parties. These include SFL, Northern Ocean, Northern Drilling, Archer, Frontline, and Seatankers.
Seadrill sold its remaining interest in PES on February 24, 2023. As a result, PES and SeaMex are no longer related parties. In connection with the sale, on March 14, 2023, Seadrill also provided each of PES and SeaMex Holdings with a termination notice regarding (i) the Paratus MSA and (ii) the SeaMex MSA, respectively. The Paratus MSA will terminate effective July 12, 2023; and the SeaMex MSA will terminate effective September 10, 2023. We do not believe these terminations will have a material effect on the financial condition of the Company.
In the following sections we provide an analysis of transactions with related parties and balances outstanding with related parties.

Related party revenue
The below table provides an analysis of related party revenues for periods presented in this report.

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Management fee revenues (a)	174	12	98	135
Reimbursable revenues (b)	12	3	65	148
Leasing revenues (c)	24	4	26	19
Other (d)	6	—	—	3
Total related party operating revenues	216	19	189	305
(a) Seadrill has provided management and administrative services to Sonadrill, SeaMex, and PES, and operational and technical support services to SeaMex and Sonadrill. These services were charged to our affiliates on a cost-plus mark-up or dayrate basis. Additionally, in the Predecessor period, we provided similar services to Aquadrill and Northern Ocean.
(b) Seadrill recognized reimbursable revenues from Sonadrill for project work on Libongos, Quenguela, and West Gemini rigs. Additionally, in the Predecessor period, Seadrill recognized reimbursable revenues from Northern Ocean for work performed to mobilize the West Mira and West Bollsta.
(c) Lease revenues earned on the charter of the West Castor, West Telesto and West Tucana to Gulfdrill.
(d) On July 1, 2022, Seadrill novated their drilling contract for the West Gemini in Angola to the Sonadrill joint venture and leased the West Gemini to Sonadrill for the duration of that contract and the follow-on contract, entered into directly by Sonadrill, at a nominal charter rate, based on a commitment made under the terms of the joint venture agreement. At the commencement of the lease, we recorded a liability representing the fair value of the lease commitment which we amortize as other revenue, on a straight-line basis, over the lease term.
Related party operating expenses
The below table provides an analysis of related party operating expenses for periods presented in this report.

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
West Bollsta lease (e)	—	—	(57)	(10)
West Hercules lease (f)	—	(3)	(10)	—
Other related party operating expenses (g)	—	—	(3)	(2)
Total related party operating expenses	—	(3)	(70)	(12)
(e) Seadrill entered a charter agreement to lease the West Bollsta rig from Northern Ocean in 2020. During 2021, the charter was amended to cancel the drilling of the 10th well. Following emergence from Chapter 11 proceedings, Northern Ocean is no longer a related party. Refer to Note 22 - "Leases" for details.
(f) Seadrill incurred operating lease expense related to its lease of the West Hercules following a lease modification in August 2021 which resulted in the lease being reclassified as an operating lease rather than a finance lease. Refer to Note 22 - "Leases" for details. Following emergence from Chapter 11 proceedings, SFL is no longer a related party.
(g) We received services from certain other related parties. These included management and administrative services from Frontline, warehouse rental from Seabras Sapura and other services from Archer and Seatankers. Following emergence from Chapter 11 proceedings, these companies are no longer related parties.
Related party financial items
In 2021, Seadrill recognized $1 million of interest income on a $8 million "Minimum Liquidity Shortfall" loan issued to SeaMex which was subsequently repaid. In both 2020 and 2022, there were no related party financial items.

Related party receivable balances
The below table provides an analysis of related party receivable balances for periods presented in this report.

	Successor	Predecessor
(In $ millions)	December 31, 2022	December 31, 2021
		(As adjusted)
Related party loans and interest (h)	—	9
Trading balances (i)	28	20
Allowance for expected credit loss (j)	(1)	(1)
Total related party receivables	27	28
Of which:
Amounts due from related parties - current	27	28
Amounts due from related parties - non-current	—	—
Total amounts due from related parties	27	28
(h) Seadrill provided a "Minimum Liquidity Shortfall" loan to SeaMex, which earned interest at 6.5% plus 3-month US LIBOR. The loan was fully settled in March 2022.
(i) Trading balances are comprised of receivables from Gulfdrill for lease income, which relates to charter fees for the three jackup rigs Seadrill provided to the joint venture and amounts due from SeaMex and Sonadrill for related party management and crewing fees. Per our contractual terms, these balances are either settled monthly or quarterly in arrears, or in certain cases, in advance.
(j) Allowances recognized for expected credit losses on our related party loan and trade receivables following adoption of accounting standard update 2016-13 - Measurement of Credit Losses on Financial Instruments. Refer to Note 6 – "Current expected credit losses" for details.
The below table provides an analysis of the receivable balance:

	Successor	Predecessor
(In $ millions)	December 31, 2022	December 31, 2021
Gulfdrill	9	13
Sonadrill	17	4
PES/SeaMex	2	12
Gross amount receivable	28	29
Less: CECL allowance	(1)	(1)
Receivable net of CECL allowance	27	28
Related party payable balances
The below table provides an analysis of related party payable balances for periods presented in this report.

	Successor	Predecessor
(In $ millions)	December 31, 2022	December 31, 2021
Liabilities from Seadrill to SFL (k)	—	503
Total related party liabilities	—	503
Of which:
Amounts due to related parties - current	—	—
Liabilities subject to compromise	—	503
(k) On filing for Chapter 11, our prepetition related party payables were reclassified to Liabilities subject to compromise ("LSTC") in our Consolidated Balance Sheets at December 31, 2021 (Predecessor). Upon emergence from Chapter 11 proceedings in February 2022, all LSTC balances were extinguished with a gain on settlement recognized in "Reorganization items, net". For further information refer to Note 5 - "Fresh Start Accounting". Following emergence from Chapter 11 proceedings, SFL is no longer a related party.

The following table provides a summary of the lease liabilities to SFL as at December 31, 2022 (Successor) and December 31, 2021 (Predecessor).

	Successor	Predecessor
(In $ millions)	December 31, 2022	December 31, 2021
West Taurus lease liability	—	345
West Linus lease liability	—	158
Total lease liabilities to SFL	—	503
The lease on the West Taurus was rejected through the bankruptcy court which resulted in a remeasurement of the liability to its expected claim value, which was extinguished on emergence from Chapter 11. The West Linus leases was modified during February 2022 with the associated liabilities being derecognized at the point of lease amendment.
Other related party transactions
We have made guarantees over performance to end customers on behalf of Sonadrill. We have not recognized a liability for any of these guarantees as we do not consider it to be probable that the guarantees would be called.
Note 28 – Financial instruments and risk management
We are exposed to several market risks, including credit risk, foreign currency risk and interest rate risk. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by our Board. This may include the use of derivative instruments.
Credit risk
We have financial assets, including cash and cash equivalents, related party receivables, other receivables and certain amounts receivable on derivative instruments. These assets expose us to credit risk arising from possible default by the counterparty. Most of the counterparties are creditworthy financial institutions or large oil and gas companies. We do not expect any significant loss to result from non-performance by such counterparties. We do not typically demand collateral in the normal course of business. As of December 31, 2022 (Successor), the credit exposure of derivative financial instruments is limited to our interest rate cap.
Credit risk is also considered as part of our expected credit loss provision. For details on how we estimate expected credit losses refer to Note 6 - "Current expected credit losses".
Concentration of risk
There is also a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Citibank, DNB, Credit Agricole and BTG Pactual. We consider these risks to be remote, but, from time to time, we utilize instruments such as money market deposits to manage concentration of risk with respect to cash and cash equivalents. We also have a concentration of risk with respect to customers, including affiliated companies. For details on the customers with greater than 10% of contract revenues, refer to Note 7 - "Segment information". For details on amounts due from affiliated companies, refer to Note 27 – "Related party transactions".
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
Interest rate risk
Our exposure to interest rate risk relates mainly to our floating rate debt and balances of surplus funds placed with financial institutions. We manage our floating rate debt risk through the use of a derivative agreement. On May 11, 2018, we purchased an interest rate cap for $68 million to mitigate exposure to future increases of LIBOR and, since then, have closed out 89% of this cap. Following Chapter 11 restructuring and prepayments of our external debt facilities, the notional amount now covered by the cap is $496 million. The interest rate cap is not designated as a hedge and therefore we do not apply hedge accounting. The capped rate against the 3-month US LIBOR is 2.8770% and covers the period from June 15, 2018 to June 15, 2023. The 3-month LIBOR rate as at December 31, 2022 (Successor) was 4.7673%.
The new term loan and second lien debt facilities entered on emergence from Chapter 11 proceedings are referenced to the SOFR, while the Convertible Bond is referenced to 3-month US LIBOR and has fallback provisions for reference rate benchmark changes.

Note 29 - Fair values of financial instruments
Fair value of financial instruments measured at amortized cost
The carrying value and estimated fair value of our financial instruments that are measured at amortized cost as at December 31, 2022 and December 31, 2021 are as follows:

	Successor		Predecessor
	December 31, 2022		December 31, 2021
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
			(As adjusted)
Assets
Related party loans receivable (Level 2)	—	—	9	9

Liabilities
Liability subject to compromise- Secured credit facilities (Level 3)	—	—	1,966	5,544
Liability subject to compromise- Related Party Loan Payable (Level 3)	—	—	176	503
First Lien Senior Secured (Level 3)	195	184	—	—
Second Lien Senior Secured (Level 3)	284	284	—	—
Unsecured Convertible Bond - debt component (Level 3)	46	50	—	—
Financial instruments categorized as level 2
The fair value of related party receivable balances were assumed to be equal to their carrying value, after adjusting for expected credit losses. The loans are categorized as level 2 on the fair value hierarchy. Other trading balances with related parties are not shown in the table above and are covered in Note 27 - "Related party transactions".
Financial instruments categorized as level 3
Upon emergence from Chapter 11 proceedings, our secured credit facilities were settled and replaced with the first and second lien senior notes and an unsecured convertible bond. The fair values attributed to the first and second lien debt were derived by discounting the future cash flows associated with each facility.
The fair value attributed to the unsecured convertible bond is bifurcated into two elements: the straight debt component is derived through a discounted cash flow approach, similarly to the one applied for the first and second lien debt, and the conversion option, which is derived through an option pricing model which forecasts equity volatility and compares the potential conversion redemption against historical and implied equity movements in comparable companies in our industry. The conversion option was recorded in equity at the point the bond was issued and, therefore, has not been included in the table above.
The fair values of the secured credit facilities as at December 31, 2021 were determined by reference to the secured credit facilities holder allocation of the Seadrill fair value post emergence. The fair value was derived using a discounted cash flow model of future free cash flows from each rig, using a weighted average cost of capital of 17.0%.
Upon emergence from Chapter 11 proceedings, our related party loans payable were extinguished and a gain recognized in "Reorganization items, net". The fair value of the related party loans payable as at December 31, 2021, for the West Taurus was derived using the court approved maximum cash settlement amount of $0.25 million. For the West Linus the fair value was derived using a discounted cash flow model of future free cash flows based on the contractual cash flows under the bareboat charter agreement together with the LIBOR linked interest payments, as well as assumed cash outflows under the mandatory repurchase obligation at the end of the lease term. These cash flows were discounted using a weighted average cost of capital.
Our cash and cash equivalents, and restricted cash, accounts receivable, and accounts payable are by their nature short-term. As a result, the carrying values included in our Consolidated Balance Sheets approximate fair value and have not been shown on the above table.
Financial instruments measured at fair value on a recurring basis
The carrying value and estimated fair value of our financial instruments that are measured at fair value on a recurring basis at December 31, 2022 (Successor) and December 31, 2021 (Predecessor) are as follows:

	Successor		Predecessor
	As at December 31, 2022		As at December 31, 2021
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents (Level 1)	480	480	293	293
Restricted cash (Level 1)	118	118	223	223
Interest rate cap (Level 2)	5	5	—	—
Level 1 fair value measurements
The carrying value of cash and cash equivalents and restricted cash, which are highly liquid, is a reasonable estimate of fair value and are categorized at level 1 of the fair value hierarchy.
Level 2 fair value measurements
The fair value of the interest rate cap as at December 31, 2022 is calculated using well-established independent valuation techniques and counterparty non-performance credit risk assumptions. The calculation of the credit risk with regard to the interest rate cap is subject to a number of assumptions including an assumed credit default swap rate based on our traded debt, and recovery rate, which assumes the proportion of value recovered, given an event of default. We have categorized these as level 2 of the fair value hierarchy.
Note 30 – Commitments and contingencies
Legal Proceedings
From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities. We believe that the resolution of such claims will not have a material impact, individually or in the aggregate, on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our Consolidated Financial Statements as of December 31, 2022 (Successor).
SFL Hercules Ltd
On March 5, 2023, Seadrill was served with a claim from SFL Hercules Ltd., filed in the Oslo District Court in Norway, relating to our redelivery of the rig West Hercules to SFL in December 2022. In its petition, SFL claims that the rig was not redelivered in the condition required under our contract with SFL and seeks damages in the amount of approximately NOK300 million (approximately $28 million). We are currently assessing the claim and intend to vigorously defend our position. At this time, we are unable to determine an amount or range of possible loss, if any.
Sonadrill fees claim
In March 2023, Seadrill was served with a claim from an individual (the “Claimant”) filed in the High Court of Justice, Business and Property Courts of England and Wales, King’s Bench Division, Commercial Court. The Claimant alleges breach of contract and unjust enrichment damages of approximately $72 million related to an alleged failure by the Company to pay the Claimant a fee for services in arranging the Sonadrill joint venture. We do not believe that the Claimant is entitled to the fee claimed and intend to vigorously defend our position. At this time, we are unable to determine an amount or range of possible loss, if any.
Oro Negro
The CEO of Perforadora Oro Negro, S. DE R.L. DE C.V ("Oro Negro"), a Mexican drilling rig contractor, filed a complaint personally and in his capacity as foreign representative of Oro Negro on June 6, 2019 in the United States Bankruptcy Court, Southern District of New York, within Oro Negro’s Chapter 15 proceedings ancillary to its Mexican insolvency process. The complaint names Seadrill and its joint venture partner as co-defendants along with other defendants including Oro Negro bondholders. With respect to Seadrill, the complaint asserts claims relating to alleged tortious interference but does not seek to quantify damages. On August 25, 2019, Seadrill submitted a motion to dismiss the complaint on technical legal grounds. Oro Negro responded to this motion on October 25, 2019. On August 6, 2021 the United States Bankruptcy Court was notified that the auction of Oro Negro’s assets was approved by the Mexican Concurso court. The complaint proceedings has been stayed since March 2020, and the stay was due to continue until the first to occur of April 6, 2023, or a purchase is agreed. On April 6, 2023, Oro Negro filed a stipulation and order withdrawing the complaint in full, without prejudice. As withdrawal of the complaint is without prejudice, Oro Negro retains the ability to re-file a future claim against some or all of the defendants. Seadrill intends to continue to vigorously defend against the claims Oro Negro asserts.
Nigerian Cabotage Act litigation
Seadrill Mobile Units Nigeria Ltd ("SMUNL") commenced proceedings in May 2016 against the Honourable Minister for Transportation, the Attorney General of the Federation and the Nigerian Maritime Administration and Safety Agency ("NMASA") with respect to interpretation of the Coastal and Inland Shipping (Cabotage) Act 2003 (the "Cabotage Act"). SMUNL is an Aquadrill entity which is the litigating party on behalf of both Aquadrill and Seadrill as the litigation relates to the West Capella (an Aquadrill rig) and the West Saturn and West Jupiter (Seadrill rigs). On June 14, 2019, the Federal High Court of Nigeria delivered a judgement finding that: (1) Drilling operations fall within the definition of "Coastal Trade" or "Cabotage" under the Act and (2) Drilling Rigs fall within the definition of "Vessels" under the Cabotage Act. On the basis of this decision, SMUNL and Seadrill were required to deduct 2% of their contract value and remit the same to NMASA and SMUNL was required to register for Cabotage with NMASA and pay all fees and tariffs as may be published in the guidelines that may be issued by the Minister of Transportation in accordance with the Cabotage Act. SMUNL filed an urgent notice of appeal to the Court of Appeal in July 2019 together with a request for an injunction restraining the authorities from any enforcement of the Cabotage Act pending appeal. Due to the volume of cases currently being handled by the Court of Appeal sitting in Lagos, we anticipate a decision within three to five years.
Although we intend to strongly pursue this appeal, we cannot predict the outcome of this case. We do not believe that it is probable that the ultimate liability, if any, resulting from this litigation will have a material effect on our financial position and results of operations and cash flows.
Lava Jato
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
On September 23, 2020, Seadrill's subsidiary Seadrill Serviços de Petroleo, Ltda was served with a search and seizure warrant from the Federal Police in Rio de Janeiro, Brazil as part of the phase of Operation Lava Jato relating to individuals formally associated with Seadrill Serviços. At this time, Seadrill understands that this investigation has been closed.
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
Guarantees
We have issued performance guarantees for potential liabilities that may result from drilling activities under current or previous managed rig arrangements with Sonadrill and Northern Ocean. As of December 31, 2022, we had not recognized any liabilities for these guarantees as we do not consider it probable that the guarantees will be called. The guarantees provided on behalf of Sonadrill have been capped at $1.1 billion (December 31, 2021 (Predecessor): $400 million), in the aggregate, across the three rigs operating in the joint venture on three active, and one future, contract. The guarantees provided on behalf of Northern Ocean have been capped at $100 million (December 31, 2021 (Predecessor): $150 million).
Note 31 - Business combination
During 2021, as part of the restructuring of Paratus Energy Services Ltd. ("PES"), certain PES lenders facilitated a restructuring of the bank debt of the SeaMex joint venture, which enabled PES to acquire a 100% equity interest in the SeaMex joint venture by way of a credit bid. The acquisition was executed through a share purchase agreement ("SPA") that was entered into on September 2, 2021 and closed on November 2, 2021. Under the SPA, the assets of SeaMex were sold out of provisional liquidation to a newly incorporated wholly owned subsidiary of PES, in exchange for the extinguishment of $393 million of debt instruments owed by SeaMex to PES. Before the sale, PES had recorded allowances for expected credit losses against these debt receivables totaling $65 million.
Following the closing of the SPA on November 2, 2021, PES obtained the remaining 50% equity interest in SeaMex, resulting in the consolidation of SeaMex into PES in a business combination. As Seadrill held a 100% interest in PES until the conclusion of PES's wider restructuring in January 2022, Seadrill consolidated the results of SeaMex, as a discontinued operation, between November 2021 and January 2022. The acquisition was accounted for by both PES and Seadrill as a business combination under topic 805 - Business Combinations. Prior to the transaction Seadrill accounted for the interest in SeaMex, held through PES, as an equity method investment.
We used a convenience date of November 1, 2021 to account for this transaction. For more information on Seadrill's comprehensive restructuring, including the restructuring of PES and the acquisition of SeaMex, please refer to Note 4 - "Chapter 11".

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
Prior to November 2021, 50% of the net income or loss from SeaMex was recorded by Seadrill through the profit and loss line item "share in results from associated companies". From November 2021 until January 20, 2022, Seadrill fully consolidated SeaMex's results. All amounts have been reported through discontinued operations. The following is a summary of SeaMex's results since the acquisition date included in the discontinued operations for periods covered by the report.

(In $ millions)	Period from January 1, 2022 through January 20, 2022	Period from November 2, 2021 through December 31, 2021
Results from business combination
Operating revenues
Contract revenues	12	36
Total operating revenues	12	36
Operating expenses
Vessel and rig operating expenses	(7)	(25)
Selling, general and administrative expenses	(1)	(2)
Total operating expenses	(8)	(27)
Operating profit	4	9
Financial and non-operating items
Interest expense	(1)	(4)
Others	(1)	(1)
Total financial items	(2)	(5)
Income before tax	2	4
Income tax benefit	(1)	2
Income after tax	1	6
Note 32 - Assets and Liabilities Held for Sale/ Discontinued Operations
Disposal of interest in Paratus Energy Services Ltd.
Paratus Energy Services Ltd. ("PES"), formerly known as Seadrill New Finance Limited or "NSNCo", holds investments in SeaMex (100%), Seabras Sapura (50%), and Archer (15.7%). As part of Seadrill's comprehensive restructuring process, we disposed of 65% of our equity interest in PES in January 2022, reducing our shareholding to 35%. As a result, the carrying value of PES's net assets were deconsolidated from Seadrill's Consolidated Balance Sheet and were replaced with an equity method investment representing the fair value of the retained 35% interest. This resulted in a loss of $112 million that was reported through reorganization items, as set out further in Note 4 - "Chapter 11".
The sale represented a strategic shift in Seadrill's operations which will have a major effect on its operations and financial results going forward and therefore we have reclassified Paratus Energy Services as a discontinued operation and its results have been reported separately from Seadrill’s continuing operations for both the current and comparative periods. In addition, the previously consolidated assets and liabilities of PES were reclassified as held for sale within Seadrill's consolidated balance sheet from the fourth quarter of 2021. We ceased all depreciation and amortization of held for sale non-current assets at the point they qualified as held for sale.
Related to the same restructuring, PES made a further investment in SeaMex during the fourth quarter of 2021. SeaMex, now a fully owned subsidiary of PES, is a drilling contractor that owns and operates five jackup drilling units located in Mexico under contract with Pemex.

SeaMex was previously a 50% owned joint venture until November, 2 2021, when PES (at that time, NSNCo) acquired the remaining 50% interest in SeaMex through a restructuring arrangement. As Seadrill held a 100% interest in PES at that time, it consolidated the results of SeaMex, as a discontinued operation, between November 2021 and January 2022. Seadrill accounted for the acquisition as a business combination under topic 805 - Business Combinations. For further details on the business combination accounting please refer to note Note 31 - Business combination.
On September 30, 2022, Seadrill entered into share purchase agreements with certain other existing shareholders of PES to dispose of the remaining 35% shareholding in PES. The sale closed on February 24, 2023. In connection with the sale, on March 14, 2023, we provided each of PES and SeaMex Holdings with a termination notice regarding (i) the Paratus MSA and (ii) the SeaMex MSA, respectively. The Paratus MSA will terminate effective July 12, 2023; and the SeaMex MSA will terminate effective September 10, 2023. We do not believe these terminations will have a material effect on the financial condition of the Company.
For further information on Seadrill's comprehensive restructuring, including the sale of the 65% interest in Paratus Energy Services, please refer to Note 4 - "Chapter 11".
Sale of jackup units in the Kingdom of Saudi Arabia
On September 1, 2022, Seadrill entered into a share purchase agreement (the “Jackup SPA”) with subsidiaries of ADES Arabia Holding Ltd (together, “ADES”) for the sale of the entities that own and operate seven jackup units (the “Jackup Sale”) in the Kingdom of Saudi Arabia (the "KSA Business"). The Jackup Sale closed on October 18, 2022, with ADES now owning the rigs AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida, and West Leda, as well as the drilling contracts related to the rigs. ADES also now employs the crews operating the rigs in Saudi Arabia.
As of December 31, 2022, Seadrill had received $670 million in consideration from ADES and incurred deal costs of $11 million, resulting in net proceeds of $659 million. We have reported an accounting gain on sale through discontinued operations of $276 million. The final sale consideration and accounting gain remain subject to further adjustment for working capital finalization and the resolution of certain indemnities and warranties provided to ADES through the sale.
The gain on sale, which is reported within discontinued operations in our income statement, and the sale proceeds, which is reported in our statement of cash flows, are summarized further in the table below:

(In $ millions)	Gain on Sale	Received/(paid) to date
Initial Purchase Price	628	628
Adjustment for working capital, cash, and reimbursement of reactivation costs	53	50
Less: Deal costs	(11)	(11)
Less: Fair value of indemnities and warranties	(36)	(8)
Net sales price	634	659
Less: Book value of KSA Business	(358)	—
Total	276	659
The sale represented a strategic shift in Seadrill's operations which will have a major effect on its operations and financial results going forward and therefore we have reclassified the KSA Business, previously included within our Jackup segment, as a discontinued operation and its results have been reported separately from Seadrill’s continuing operations for both the current and comparative periods. In addition, the assets and liabilities of the KSA Business were reclassified as held for sale as of September 1, 2022. We ceased all depreciation and amortization of held for sale non-current assets at the point they qualified as held for sale.

Analysis of line item balances by discontinued operation
The table below analyses the carrying amounts of assets and liabilities classified as held for sale between our two discontinued operations.

	Successor	Predecessor
(In $ millions)	As at December 31, 2022	As at December 31, 2021
Assets held for sale	Total	PES	KSA Business	Total
Current	—	1,103	42	1,145
Non-current	—	—	347	347
Total assets held for sale	—	1,103	389	1,492

Liabilities associated with assets held for sale
Current	—	948	35	983
Liabilities subject to compromise	—	—	118	118
Non-current	—	—	2	2
Total liabilities associated with assets held for sale	—	948	155	1,103
The table below provides a further analysis of net income (loss) from discontinued operations.

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Net income of Paratus Energy Services	—	(4)	5	(215)
Net income of KSA Business	8	(29)	(20)	(18)
Gain on disposal of KSA Business	276	—	—	—
Exit cost associated with disposal of KSA Business	(10)	—	—	—
Total profit/(loss) from discontinued operations	274	(33)	(15)	(233)
Basic EPS: discontinued operations ($)	5.48	(0.33)	(0.15)	(2.32)
Diluted EPS: discontinued operations ($)	5.21	(0.33)	(0.15)	(2.32)
The table below analyses the cash flows from discontinued operations between our two discontinued operations.

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Paratus Energy Services	—	(69)	(18)	(24)
KSA Business	5	(20)	13	2
Net cash provided by/(used in) operating activities	5	(89)	(5)	(22)
Paratus Energy Services	—	—	23	36
KSA Business	(40)	—	—	—
Net cash (used in)/provided by investing activities	(40)	—	23	36
Paratus Energy Services	—	—	—	—
KSA Business	16	20	—	(96)
Net cash provided by/(used in) financing activities	16	20	—	(96)

Summary balance sheet and profit and loss information of KSA Business
The table below summarizes the balance sheet of the KSA Business for periods when it was a fully consolidated subsidiary of Seadrill. The assets and liabilities of the KSA Business during these periods are classified as held for sale on Seadrill's consolidated balance sheet.

	Successor	Predecessor
(In $ millions)	Year ended December 31, 2022	Year ended December 31, 2021
Carrying amounts of major classes of assets
Cash and cash equivalents	—	19
Accounts receivable	—	12
Drilling units	—	346
Other assets	—	12
Total assets of KSA Business classified as held for sale	—	389

Carrying amounts of liabilities subject to compromise
Liabilities subject to compromise	—	118

Carrying amounts of major classes of liabilities
Trade accounts payable	—	6
Uncertain Tax Positions	—	2
Other liabilities	—	29
Total liabilities of KSA Business classified as held for sale	—	37
The table below summarizes the profit and loss statement for the KSA Business for periods when it was a fully consolidated subsidiary of Seadrill. The net income earned by the KSA Business during these periods was reported through the discontinued operations line item.

	Successor	Predecessor
(In $ millions, except per share data)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Operating revenues
Contract revenues	86	18	101	98
Total operating revenues	86	18	101	98
Operating expenses
Vessel and rig operating expenses	(45)	(10)	(64)	(65)
Depreciation and amortization	(22)	(4)	(28)	(28)
Selling, general and administrative expenses	(8)	(1)	(10)	(6)
Total operating expenses	(75)	(15)	(102)	(99)
Operating profit	11	3	(1)	(1)
Financial and other non-operating items
Interest income	—	—	—	1
Interest expense	—	—	—	(11)
Reorganization items, net	—	(32)	(14)	—
Other financial items	(1)	—	—	(2)
Net profit/(loss) before tax	10	(29)	(15)	(13)
Income tax expense	(2)	—	(5)	(5)
Net profit/(loss) after tax	8	(29)	(20)	(18)

Summary balance sheet and profit and loss information of Paratus Energy Services
The table below summarizes the balance sheet of PES for periods when it was a fully consolidated subsidiary of Seadrill. The assets and liabilities of PES during these periods are classified as held for sale on Seadrill's consolidated balance sheet.

	Successor	Predecessor
(In $ millions)	As at December 31, 2022	As at December 31, 2021
Carrying amounts of major classes of assets
Cash and cash equivalents	—	48
Restricted cash	—	21
Accounts receivable	—	318
Intangible drilling contracts	—	165
Drilling units	—	215
Investment in associated companies	—	239
Amount due from related parties	—	69
Deferred tax assets	—	6
Other assets	—	22
Total assets of Paratus Energy Services Ltd classified as held for sale	—	1,103

Carrying amounts of major classes of liabilities
Trade accounts payable	—	7
Amounts due to related parties	—	12
Long-term debt	—	814
Uncertain tax positions	—	25
Other liabilities	—	90
Total liabilities of Paratus Energy Services Ltd classified as held for sale	—	948
The table below summarizes the profit and loss statement for the PES during periods when it was a fully consolidated subsidiary of Seadrill. The net income earned by PES during these periods was reported through the discontinued operations line item.

	Successor	Predecessor
(In $ millions, except per share data)	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Operating revenues
Contract revenues	—	12	36	—
Total operating revenues	—	12	36	—
Operating expenses
Operating expenses	—	(8)	(27)	—
Total operating expenses	—	(8)	(27)	—
Operating profit	—	4	9	—
Financial and other non-operating items
Interest income	—	—	18	26
Interest expense	—	(4)	(77)	(60)
Share in results from associated companies (net of tax)	—	(1)	14	(77)
Loss on impairment of investments	—	—	—	(47)
Loss impairment of convertible bond from related party	—	—	—	(29)
Other financial items	—	(2)	39	(27)
Total financial items	—	(7)	(6)	(214)
Net profit/(loss) before tax	—	(3)	3	(214)
Income tax benefit/(expense)	—	(1)	2	(1)
Net profit/(loss) after tax	—	(4)	5	(215)

Note 33 – Subsequent events
PES disposal
On September 30, 2022, Seadrill entered into share purchase agreements under which it would sell its entire 35% shareholding in Paratus Energy Services Ltd. (formerly Seadrill New Finance Limited) (“PES”) and certain other interests (the “PES Sale”). PES is the entity through which investments in the SeaMex Group, Seabras Sapura, and Archer Ltd are held. The sale closed on February 24, 2023.
Termination of MSAs
In connection with the disposal of our entire 35% shareholding in Paratus Energy Services Ltd, on March 14, 2023, we provided each of PES and SeaMex Holdings with a termination notice regarding (i) the Paratus MSA and (ii) the SeaMex MSA, respectively. The Paratus MSA will terminate effective July 12, 2023; and the SeaMex MSA will terminate effective September 10, 2023. We do not believe these terminations will have a material effect on the financial condition of the Company.
SFL Hercules Ltd
On March 5, 2023, Seadrill was served with a claim from SFL Hercules Ltd., filed in the Oslo District Court in Norway, relating to our redelivery of the rig West Hercules to SFL in December 2022. In its petition, SFL claims that the rig was not redelivered in the condition required under our contract with SFL and seeks damages in the amount of approximately NOK300 million (approximately $28 million). We are currently assessing the claim and intend to vigorously defend our position. At this time, we are unable to determine an amount or range of possible loss, if any.
Sonadrill fees claim
In March 2023, Seadrill was served with a claim from an individual (the “Claimant”) filed in the High Court of Justice, Business and Property Courts of England and Wales, King’s Bench Division, Commercial Court. The Claimant alleges breach of contract and unjust enrichment damages of approximately $72 million related to an alleged failure by the Company to pay the Claimant a fee for services in arranging the Sonadrill joint venture. We do not believe that the Claimant is entitled to the fee claimed and intend to vigorously defend our position. At this time, we are unable to determine an amount or range of possible loss, if any.
Aquadrill acquisition
On December 22, 2022, Seadrill entered into the Agreement and Plan of Merger (the “Merger Agreement”) by and among Seadrill, Aquadrill (formerly Seadrill Partners) and Seadrill Merger Sub, LLC, a Marshall Islands limited liability company (“Merger Sub”), pursuant to which Merger Sub merged with and into Aquadrill, with Aquadrill surviving the merger as a wholly owned subsidiary of Seadrill (the “Merger”). On April 3, 2023 (the “Closing Date”), Seadrill completed the Merger. In connection with the Merger, Seadrill issued approximately 29.9 million Shares to Aquadrill unitholders and equity award holders, as well as the Chief Executive Officer of Aquadrill, representing approximately 37% of the post-Merger issued and outstanding Shares.

As a result of the Merger, Seadrill acquired Aquadrill’s four drillships, one semi-submersible and three tender-assist units. As of the date of this report, Seadrill (i) owns 12 floaters (including seven 7th generation drillships, three 6th generation drillships, and two benign environment semi-submersible units), three harsh environment rigs, four benign jackups and three tender-assisted rigs and (ii) manages seven additional rigs under management service arrangements with Sonadrill and SeaMex. See “Termination of MSAs” above.

As previously disclosed, the Board of Directors viewed the following factors, among others, as generally favorable in its determination and approval of the Merger: (A) the combined company is expected to (i) be in a position to serve a broader range of customers, (ii) have a more substantial presence in the offshore drilling market, (iii) take on Aquadrill drilling units without taking on a substantial cost structure, (iv) have a diversified portfolio of contract coverage and (v) given the extensive history between Aquadrill and Seadrill, be positioned to rapidly integrate the two businesses, and (B) the Seadrill management team’s familiarity with the business, assets and competitive position of Aquadrill.

The Merger will be accounted for as a business combination under the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, with Seadrill anticipated to be the accounting acquirer. Under this method, the purchase consideration in the Merger will reflect the Shares issued in connection with the Merger, as described above. The issuance of these Shares was recorded at a fair value of $1.2 billion on the Closing Date, measured with reference to Seadrill’s closing Share price of $41.6 on that day. Concurrently, the assets acquired, and liabilities assumed, were recorded on Seadrill’s consolidated balance sheet at their respective fair values. Any difference between the fair value of consideration issued and the fair value of assets acquired, and liabilities assumed, will be recorded as goodwill or a bargain purchase gain. Following the Closing Date, Seadrill will reflect the results, cashflows, and financial position of Aquadrill through its financial statements.

Due to the proximity of the Closing Date to the issuance of this report, management has not yet completed a fair value assessment of the identified assets acquired, and liabilities assumed, of Aquadrill at the Closing Date. Accordingly, no estimate is currently made for any goodwill or bargain purchase gain that may be recognized in connection with the Merger.

Prepayments under second lien facility
On February 10, 2023, Seadrill made a voluntary prepayment of $118 million under its secured second lien debt facility. The payment was comprised of $110 million in debt principal, $6 million in exit fee, and $2 million in accrued interest.
On March 15, 2023, Seadrill made a further voluntary prepayment of $44 million under its secured second lien debt facility. The payment was comprised of $40 million in debt principal, $2 million in exit fee, and $2 million in accrued interest.
As such, in total, post period Seadrill made prepayments under its second lien debt facility of $162 million, including $150 million in debt principal.