Form 20-F
period 2023-12-31
Seadrill Ltd
filed 2024-03-27
CIK 1737706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
For the transition period from __ to __

Commission file number: 001-39327

SEADRILL LIMITED
(Exact name of Registrant as specified in its charter)

Bermuda
(Jurisdiction of incorporation or organization)

11025 Equity Dr., Ste. 150, Houston, Texas 77041 United States of America
(Address of principal executive offices)

Todd Strickler Senior Vice President and General Counsel 11025 Equity Dr., Ste. 150, Houston, Texas 77041 United States of America Tel: +1 (713) 329 1150 Email: legal@seadrill.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Common Shares, par value $0.01 per share	SDRL	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As at December 31, 2023, there were 73,705,343 common shares, par value $0.01 per share, outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes	☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐

Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐
† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting
Standards Codification after April 5, 2012.
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
☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP

☐ International Financial Reporting Standards as issued by the International Accounting Standards Board

☐ Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The statements included in this annual report regarding future financial performance and results of operations and other statements that are not historical facts, are forward-looking statements within the meaning of Section 27A of the United States ("U.S.") Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements in this annual report include, but are not limited to, statements about the following subjects:
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
•customer drilling contracts, including contract backlog, force majeure provisions, contract awards, commencements, extensions, cancellations, terminations, renegotiation, contract option exercises, contract revenues, early termination fees, indemnity provisions and rig mobilizations;
•the addition of renewable or other energy alternatives to meet local, regional or global demand for energy, the commitment, by us or our customers, to reduce greenhouse gas emissions or operating intensity thereof;
•liquidity, including availability under our credit facilities, and adequacy of cash flows for our debt obligations;
•debt levels, including interest rates, credit ratings and our evaluation or decisions with respect to any potential liability management transactions or strategic alternatives intended to prudently manage our liquidity, debt maturities and other aspects of our capital structure and any litigation, alleged defaults and discussions with creditors related thereto;
•upgrade, shipyard, reactivations, newbuild and other capital projects, including the level of expected capital expenditures and the timing and cost of completing capital projects delivery and operating commencement dates, relinquishment or abandonment, expected downtime and lost revenues;
•the cost, timing and benefits, including synergies, of acquisitions, including the acquisition of Aquadrill LLC, reactivations and the proceeds and timing of dispositions;
•tax matters, including our effective tax rate, uncertain tax positions, changes in tax laws, treaties and regulations, tax assessments, tax incentive programs and liabilities for tax issues in the tax jurisdictions in which we operate or have a taxable presence;
•legal and regulatory matters, including results and effects of current or potential legal proceedings, and governmental audits and assessments, outcomes and effects of internal and governmental investigations, customs and environmental matters;
•insurance matters, risk tolerance and risk response, including adequacy of insurance, renewal of insurance and insurance proceeds;
•effects of accounting changes and adoption of accounting policies;
•investment in recruitment, retention and personnel development initiatives, the timing of, and other matters concerning, severance payments and benefit payments and maintaining agreements with labor unions;
•the impact of the closing of our London, England office and consolidation of our corporate offices in Houston, Texas;
•our capital allocation framework goal of returning at least 50% of the Free Cash Flow to shareholders through dividends and share repurchases, including our ability to meet such goal and the timing of such dividends and share repurchases, if any; and
•the Company’s outlook and guidance, plans, strategies and business prospects.
These statements may include words such as "assumes", "projects", "forecasts", "estimates", "expects", "anticipates", "believes", "plans", "intends", "may", "might", "will", "would", "can", "could", "should" or, in each case, their negative, or other variations or comparable terminology in connection with any discussion of the timing or nature of future operating or financial performance or other events. These statements are based on management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.
Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: those described under Item 3D, "Risk Factors" in this annual report, offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new or reactivated rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance, special periodic surveys, upgrades and regulatory work for the drilling rigs in the Company’s fleet, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, Seadrill’s ability to successfully employ its drilling units, procure or have access to financing, ability to comply with loan covenants, fluctuations in the international price of oil, international financial market conditions, inflation, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, the review of competition authorities, the impact of global economic conditions and global health threats, pandemics and epidemics, our ability to maintain relationships with suppliers, customers, employees and other third parties, our ability to maintain adequate financing to support our business plans, our ability to successfully complete and realize the intended benefits of any mergers, acquisitions and divestitures, and the impact of other strategic transactions, our liquidity and the adequacy of cash flows to satisfy our obligations, future activity under and in respect of the Company’s share repurchase program, our ability to satisfy (or timely cure any noncompliance with) the continued listing requirements of the NYSE and the OSE, or other exchanges where our shares may be listed, the cancellation of drilling contracts currently included in reported contract backlog, losses on impairment of long-lived fixed assets, shipyard, construction and other delays, the results of meetings of our shareholders, political and other uncertainties, including those related to the conflicts in Ukraine and the Middle East, and any related sanctions, the effect and results of litigation, regulatory matters, settlements, audits, assessments and contingencies, including any litigation related to acquisitions or dispositions, our ability to successfully integrate with Aquadrill following the Merger, the concentration of our revenues in certain geographical jurisdictions, limitations on insurance coverage, our ability to attract and retain skilled personnel on commercially reasonable terms, the level of expected capital expenditures, our expected financing of such capital expenditures and the timing and cost of completion of capital projects, fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or U.S. monetary policy, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters in the jurisdictions in which we operate, customs and environmental matters, the potential impacts on our business resulting from decarbonization and emissions legislation and regulations, the impact on our business from climate-change generally, the occurrence of cybersecurity incidents, attacks or other breaches to our information technology systems, including our rig operating systems, and other important factors described from time to time in the reports filed or furnished by us with the U.S. Securities and Exchange Commission (the "SEC"), which are available free of charge on the SEC website at www.sec.gov.
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
ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE
 Not applicable.
ITEM 3.KEY INFORMATION
Except where the context otherwise requires or where otherwise indicated, the terms "Seadrill", "the Group", "we", "us", "our", "the Company" and "our Business" refer to either Seadrill Limited, any one or more of its consolidated subsidiaries, or to all such entities.
References to the term "Successor" refers to the financial position and results of operations of Seadrill after February 22, 2022. This is also applicable to terms "Seadrill", "the Group", "we", "us", "our", "the Company" or "our Business" in context of events after emergence from Chapter 11 Proceedings on February 22, 2022.
References to the term "Predecessor" refers to the financial position and results of operations of Seadrill prior to, and including, February 22, 2022. This is also applicable to terms "Seadrill", "the Group", "we", "us", "our", "the Company" or "our Business" in context of events before emergence from our Chapter 11 Proceedings on February 22, 2022.
Unless otherwise indicated or the context otherwise requires, references in this report to the terms below have the following meanings:
•"AOD" means Asia Offshore Drilling Limited, an exempted company limited by shares incorporated under the laws of Bermuda with registration number 44712;
•"Aquadrill" means Aquadrill LLC, a Marshall Islands limited liability company;
•"Archer" means Archer Limited, a global oilfield service company that specializes in drilling and well services. Our formerly associated company, Paratus Energy Services Ltd, in which we had a 35% equity interest as of December 31, 2022 and until February 24, 2023, has a 15.7% ownership interest in Archer Limited;
•"Bankruptcy Court" means the United States Bankruptcy Court for the Southern District of Texas;
•"Board" or "Board of Directors" means the board of directors of the Company;
•"Bye-Laws" means the bye-laws of the Company adopted by the Company on February 22, 2022;
•"Chapter 11 Proceedings" means reorganization proceedings under Chapter 11 of Title 11 of the United States Code;
•"Companies Act" means the Companies Act 1981 of Bermuda, as amended from time to time;
•"Debtors" means Seadrill Limited and certain of its subsidiaries which filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court;
•"Effective Date" means the date of the Debtors’ emergence from bankruptcy proceedings in accordance with the terms and conditions of the Plan on February 22, 2022;
•"Euronext Expand" means the Euronext Expand market of the Oslo Stock Exchange;
•"Exchange Act" means the Securities Exchange Act of 1934, as amended;
•"Gulf Drilling International" or "GDI" refers to our joint venture partner for Gulfdrill;
•"Gulfdrill" means Gulfdrill LLC, a limited liability company formed under the companies regulations of Qatar with QFC number 00770;
•"Hemen" means Hemen Holding Limited, a Cyprus holding company with registration number HE87804 and Hemen Investments Limited, a Cyprus holding company with registration number HE371665;
•"Merger" means those transactions pursuant to which Seadrill Merger Sub, LLC, a wholly owned subsidiary of Seadrill, merged with and into Aquadrill on April 3, 2023, with Aquadrill surviving as a wholly owned subsidiary of Seadrill;
•"Northern Drilling" means Northern Drilling Limited, an exempted company incorporated under the laws of Bermuda, with registration number 52367;
•"NSNCo" means Paratus Energy Services Ltd, formerly Seadrill New Finance Limited an exempted company limited by shares incorporated under the laws of Bermuda with registration number 53451, formed in connection with the Previous Chapter 11 Proceedings and the issuer of certain senior secured notes;
•"NYSE" means the New York Stock Exchange;
•"Old Seadrill Limited" or the "Predecessor Company" means Seadrill Limited, an exempted company limited by shares incorporated under the laws of Bermuda with registration number 53439. Old Seadrill Limited was the parent company of Seadrill prior to its emergence from bankruptcy on February 22, 2022;
•"OSE" means the Oslo Stock Exchange;

•"Plan" means the Plan of Reorganization, which was filed with the Bankruptcy Court on July 18, 2021 and confirmed by the Bankruptcy Court on October 26, 2021;
•"Previous Chapter 11 Proceedings" mean the Chapter 11 cases commenced on September 12, 2017 in the United States Bankruptcy Court of the Southern District of Texas;
•"Reorganization" means the transactions described under the heading "Chapter 11 Reorganization" in Item 4A and those transactions contemplated by the Plan;
•"Seabras Sapura" refers to Paratus Energy Services Ltd's joint venture with Sapura Energy Berhad. We refer to the investments in Seabras Sapura Participacoes SA and Seabras Sapura Holding GmbH together as "Seabras Sapura";
•"Seadrill Partners" means Seadrill Partners, LLC, a limited liability company formed under the Laws of the Republic of The Marshall Islands with registration number 962166;
•"SeaMex" means SeaMex Limited, an exempted company limited by shares incorporated under the laws of Bermuda with registration number 48115, which was liquidated and dissolved on June 28, 2022;
•"SeaMex Group" means SeaMex Holdings Ltd, an exempted company limited by shares incorporated under the laws of Bermuda with registration number 202100329, formed in connection with NSNCo’s acquisition of a 100% equity interest in the SeaMex joint venture by way of a credit bid, and each of its consolidated subsidiaries for the time being;
•"SFL" means SFL Corporation Ltd, formerly Ship Finance International Limited; and
•"Sonadrill" refers to Sonadrill Holding Ltd, a limited liability company registered in England with registration number 11922814.
Throughout the report we refer to customers, suppliers and other key partners by the names they are commonly known by instead of their full legal names.
References in this annual report to "Petrobras", "ExxonMobil", "LLOG", "ConocoPhillips", and "Equinor" refer to our key customers Petroleo Brasileiro S.A., Exxon Mobil Corporation, LLOG Exploration Offshore L.L.C., ConocoPhillips, and Equinor ASA, respectively.
Unless otherwise indicated, all references to "US$" and "$" in this annual report are to, and amounts are presented in, U.S. dollars. All references to "EUR" are to euros, and all references to "NOK" are to Norwegian krone.
A.[RESERVED]
B.CAPITALIZATION AND INDEBTEDNESS
 Not applicable.
C.REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
D.RISK FACTORS
You should carefully consider the following risk factors in addition to the other information included in this report. Each of these risk factors could affect our business, operating results and financial condition, as well as affect an investment in our Shares (as defined herein). Unless otherwise indicated, all information concerning our business and our assets is as of December 31, 2023. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.
SUMMARY OF RISK FACTORS
Risks Relating to Our Business and Industry
•Decreases in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, have in the past been shown to negatively affect us and could negatively affect our future performance.
•The success and growth of our business depend on the level of activity in the offshore oil and gas industry generally, and the drilling industry specifically, which are both highly competitive and cyclical, with intense price competition and volatility.
•Upgrades, refurbishment, repair and surveying of rigs are subject to risks, including delays and cost overruns, that could have an adverse impact on our available cash resources and results of operations.
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
•Because our Consolidated Financial Statements reflect fresh start accounting adjustments made upon emergence from bankruptcy in the prior period, financial information in other periods of our financial statements is not comparable to Seadrill’s financial information from the prior period.
•Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted.

•We may not be able to renew or obtain new and favorable contracts for our drilling units.
•Our contract backlog for our fleet of drilling rigs may not be realized.
•Our business and operations involve numerous operating hazards, and in the current market we are increasingly required to take additional contractual risk in our customer contracts, which may not be adequately covered by our insurance.
•A substantial portion of our business is dependent on several of our customers as well as dependent on several geographic areas, and the disruption of business with any of these customers or disruption of business within these geographic areas could have a material adverse effect on our financial condition and operating results.
•Operating and maintenance costs of our rigs may be significant and may not correspond to revenue earned.
•Inflation has adversely affected, and in the future may adversely affect, our operating results.
•Our reliance on third-party suppliers and subcontractors subjects us to risks related to sub-standard performance or non-performance of those suppliers or third-party subcontractors due to various reasons.
•We have experienced, and in the future may experience, risks associated with mergers, acquisitions or dispositions of businesses or assets or other strategic transactions.
•The integration of the businesses and the properties we have acquired or may in the future acquire could be difficult and may divert management’s attention away from our existing operations.
•Our fleet is largely concentrated to benign floaters, which leaves us vulnerable to risks related to lack of diversification.
•The international nature of our operations involves additional risks, including the mobilization and de-mobilization of our rigs to and from such locations and the potential that sabotage or political and social unrest could negatively impact our operations or the market for our drilling services.
•We are subject to complex environmental laws and regulations that can adversely affect us.
•Failure to adequately protect our sensitive information and operational technology systems and critical data or our service providers’ failure to protect their systems and data could have a material adverse effect on us.
•Any violation of anti-bribery, anti-corruption or ethical business practice laws and regulations could have a negative impact on us.
•If our drilling rigs are located in or connected to countries that are subject to, or targeted by, economic sanctions, export restrictions, or other operating restrictions imposed by the United States, the United Kingdom, European Union or other governments, our reputation and the market for our debt and Shares could be adversely affected.
•We have suffered, and may continue to suffer, losses through our investments in other companies in the offshore drilling and oilfield services industry, which could have a material adverse effect on us.
•Labor costs restrictions could increase following collective bargaining negotiations and changes in labor laws and regulations.
•The physical effects of, and regulations and disclosure requirements with respect to, greenhouse gas emissions and climate change could have a negative impact on our business.
•Our drilling contracts with national oil companies may expose us to greater risks than with non-governmental customers.
•There can be no assurance that the use of our drilling rigs will not infringe the intellectual property rights of others.
Financial and Tax Risks
•We have a significant amount of debt, and we may still be able to incur substantially more debt in the future. Such debt and debt service obligations may adversely affect us.
•The agreements governing our debt contain various covenants that impose restrictions on us and certain of our subsidiaries that may affect our ability to operate our business.
•We may be unable to meet our capital allocation framework goal of returning at least 50% of Free Cash Flow to shareholders through dividends and share repurchases, which could decrease expected returns on an investment in our Shares.
•We are a holding company, and we are dependent upon cash flow from subsidiaries and joint ventures to meet our obligations.
•U.S. tax authorities may treat us as a "passive foreign investment company" for U.S. federal income tax purposes, which may have adverse tax consequences for U.S. shareholders.
•We may recognize impairments on long-lived assets and intangible assets or recognize impairments on our equity method investments.
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

Regulatory and Legal Risks
•The issuance of share-based awards may dilute investors’ holding of Shares, and substantial sales of or trading in Shares could occur, which could cause the price of Shares to be adversely affected.
•Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have.
•Our Bye-Laws limit shareholders’ ability to bring legal action against our officers and directors.
•We are permitted to follow certain home country practices in relation to our corporate governance instead of certain NYSE rules.
•We likely will lose our foreign private issuer status in the United States in the future, which may result in additional costs and expenses relating to regulatory and stock exchange compliance.
•Legislation enacted in Bermuda as to Economic Substance may affect our operations.
•We may be subject to litigation, arbitration, other proceedings and regulatory investigations that could have an adverse effect on us.
RISK FACTORS
Risks Relating to Our Business and Industry
Our business depends on the level of activity in the oil and gas industry. Adverse developments affecting the industry, including a decline in the price of oil or gas, reduced demand for oil and gas products and increased regulation of drilling and production, have in the past had and may in the future have a material adverse effect on our business, financial condition and results of operations.
Our business depends on the level of oil and gas exploration, development and production in offshore areas worldwide that is influenced by oil and gas prices and market expectations of potential changes in these prices.
Oil and gas prices and the level of activity in offshore oil and gas exploration and development are extremely volatile and are affected by numerous factors beyond our control, including, but not limited to, the following:
•worldwide production of, and demand for, oil and gas, geographical dislocations in supply and demand, and our customers’ views of future demand for oil and gas, which are impacted by changes in the rate of economic growth in the global economy;
•the cost of exploring for, developing, producing and delivering oil and gas;
•expectations regarding future energy prices and production;
•advances in exploration, development and production technology either onshore or offshore, and the relative cost of offshore oil and gas exploration versus onshore oil and gas production;
•the availability of, and access to, suitable locations from which our customers can produce hydrocarbons and the rate of decline of reserves;
•the ability of oil and gas companies to raise capital, and the allocation of capital to exploration and production operations within customers’ broader portfolios;
•the development and exploitation of alternative fuels and unconventional hydrocarbon production, including shale;
•potential acceleration in the investment in, and the development, price and availability of, alternative energy sources;
•technical advances affecting energy consumption, including the displacement of hydrocarbons;
•inventory levels, and the cost and availability of storage and transportation of oil, gas and their related products;
•oil refining capacity;
•the ability or willingness of the Organization of the Petroleum Exporting Countries ("OPEC"), and other non-member nations, including Russia, to set and maintain levels of production and pricing, and the level of production in non-OPEC countries;
•international sanctions on oil-producing countries, or the lifting of such sanctions, and export licensing requirements;
•government regulations, including restrictions on offshore transportation of oil and natural gas;
•local and international political, economic and weather conditions;
•domestic and foreign tax policies;
•merger, acquisition and divestiture activity among oil and gas industry participants;
•worldwide economic and financial problems, including, for example, inflationary pressures and supply chain disruptions, the resulting fears of recession and the corresponding decline in the demand for oil and gas and, consequently, our services;
•the occurrence or threat of a major natural disaster, catastrophic event, epidemic or pandemic, as well as any governmental response to such occurrence or threat;
•changes in and compliance with environmental laws, regulations and other initiatives, including those involving alternative energy sources, the phase-out of fossil fuel consuming vehicles, and the risks of global climate change; and
•the worldwide political and military environment, including uncertainty or instability resulting from civil disorder, geopolitical instability, border disputes or an escalation or additional outbreak of armed hostilities or other crises in the Middle East, Eastern

Europe or other geographic areas or acts of terrorism in the United States, Europe or elsewhere, including, for example, the ongoing conflicts in Ukraine and the Middle East and the Guyana-Venezuela dispute, and their respective regional and global ramifications.
As an example of the volatility in oil prices, Brent fell to $9 a barrel in April 2020 before a recovery in oil and gas prices toward the end of 2020 through part of 2022. As of December 29, 2023, Brent closed at a price of $77.04 a barrel. Although prices have partially recovered, they remain volatile; and there is no guarantee such recovery will be sustained. Even so, higher prices do not necessarily translate into increased drilling activity because our customers take into account a number of considerations when they decide to invest in offshore oil and gas resources.
Adverse developments affecting the industry as a result of one or more of the above factors, including a decline in the price of oil and gas from their current levels or the failure of the price of oil and gas to remain consistently at a level that encourages our customers to maintain or expand their capital spending, would have a material adverse effect on our business, financial condition and results of operations. However, increases in near-term commodity prices do not necessarily translate into increased offshore drilling activity because customers’ expectations of longer-term future commodity prices and expectations regarding future demand for hydrocarbons typically have a greater impact on demand for our rigs. The level of oil and gas prices has had, and may in the future have, a material adverse effect on demand for our services, and we expect that future declines in prices would have a material adverse effect on our business, results of operations and financial condition.
The success and growth of our business depend on the level of activity in the offshore oil and gas industry generally, and the drilling industry specifically, which are both highly competitive and cyclical, with intense price competition and volatility.
The offshore drilling industry is highly competitive, cyclical and fragmented and includes several large companies that compete in many of the markets we serve, as well as numerous small companies that compete with us on a local basis. The industry is characterized by high capital and operating costs and evolving capability of new rigs. In the past several years, the pace of consolidation in our industry has increased, and may continue to increase, leading to the creation of a number of larger and financially stronger competitors. If we are unable, or our customers believe that we are unable, to compete with the scale and financial strength of certain of our competitors, it could harm our ability to maintain existing drilling contracts and secure new ones.
Offshore drilling contracts are generally awarded on a competitive bid basis or through privately negotiated transactions. In determining which qualified drilling contractor is awarded a contract, the key factors are pricing, rig availability, rig location, the suitability, condition and integrity of equipment, the rig’s or the drilling contractor’s record of operating efficiency, including high operating uptime, technical specifications, safety performance record, crew experience, reputation, industry standing and customer relations. Our future success and profitability will depend, in part, upon our ability to keep pace with our customers’ demands with respect to these factors. Our operations may be adversely affected if our current competitors or new market entrants introduce new drilling rigs with better features, performance, prices or other characteristics compared to our drilling rigs, or expand into service areas where we operate. Competitive pressures, including to develop, implement or acquire certain new technologies, which may require us to incur substantial costs, and other factors may result in significant price competition, particularly during industry downturns, which could have a material adverse effect on our operating results and financial condition.
The cyclical nature of our industry also may adversely impact our operations and future business success. Periods of low demand or excess rig supply intensify the competition in the industry and have resulted in, and may continue to result in, many of our rigs earning substantially lower dayrates or being idle for long periods of time. Although the industry has experienced a rationalization and correction of the global offshore rig supply, we continue to experience competition from newbuild and reactivated rigs, including rigs that have been stranded in shipyards, that have either already entered the market or are available to enter the market. The entry of these rigs into the market has resulted in, and may in the future result in, lower dayrates for newbuilds, reactivated rigs and existing rigs rolling off their current contracts. In addition, our competitors may relocate rigs to geographic markets in which we operate, which could exacerbate any excess rig supply, or depress the current rationalization and correction of offshore rig supply, and result in lower dayrates and utilization in those regions.
Upgrades, refurbishment, repair and surveying of rigs are subject to risks, including delays and cost overruns, that could have an adverse impact on our available cash resources and results of operations.
We will continue to make upgrades, refurbishment and repair expenditures to our fleet from time to time, some of which may be unplanned. In addition: (i) we may reactivate rigs that have been cold or warm stacked and make selective acquisitions of rigs; (ii) our customers may require certain upgrade projects for our rigs; and (iii) compliance with vessel flag rules mandating periodic surveys of our rigs requires us to periodically take each of our rigs out of operation in order to conduct surveys and inspections, including in drydock. Generally, these projects become more time consuming and expensive the older the fleet becomes and are subject to risks of cost overruns or delays as a result of numerous factors, including the following:
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
•customer acceptance delays;
•disputes with shipyards and suppliers;
•delays in, or inability to obtain, access to funding;
•shipyard availability, failures and difficulties, including as a result of financial problems of shipyards or their subcontractors; and
•failure or delay of third-party equipment vendors or service providers.
The failure to complete a rig upgrade, refurbishment, repair or survey on time, or at all, may result in related loss of revenues, liquidated damages, penalties, or delay renegotiation or cancellation of a drilling contract or the recognition of an asset impairment. Additionally, capital expenditures could materially exceed our planned capital expenditures. When our rigs are undergoing upgrade, refurbishment, repair or surveys, they may not earn a dayrate during the period they are out of service; and the cost of moving a rig, conducting the survey and remedying any deficiencies or defects discovered can result in additional down-time and cost. If we experience substantial delays and cost overruns in these projects, it could have a material adverse effect on our business, financial condition and results of operations. We currently have no new rigs under construction.
Compliance with, and breach of, the complex laws and regulations governing international trade could be costly, expose us to liability and adversely affect our operations.
The shipment of goods, services and technology across international borders subjects our business to extensive trade laws and regulations. Import activities are governed by unique customs laws and regulations in each of the countries of operation. Moreover, many countries, including the United States, control the export, re-export and transfer (in country) of certain goods, services and technology and impose related export recordkeeping and reporting obligations. Governments also may impose trade and economic sanctions against certain countries, persons and other entities that restrict or prohibit transactions involving such countries, persons or entities. For example, the U.S. government has imposed sanctions that are designed to restrict or prohibit doing business in certain countries that are heavily involved in the petroleum and petrochemical industries, which includes drilling activities.
The laws and regulations concerning import and export activity and economic sanctions are complex and constantly changing. These laws and regulations may be enacted, amended, enforced or interpreted in a manner materially impacting our operations. Shipments can be delayed and denied export or entry for a variety of reasons, some of which are outside our control and some of which may result from the failure to comply with existing legal and regulatory regimes. Shipping delays or denials could cause unscheduled operational downtime. Any failure to comply with applicable legal and regulatory obligations could also result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from government contracts, the seizure of shipments, and the loss of import and export privileges.
Increasing attention to environmental, social and governance matters and climate change may impact us.
Companies across all industries are facing increasing scrutiny relating to their Environmental, Social and Governance ("ESG") policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed growing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital as investors and lenders may decide to reallocate capital or not to commit capital as a result of their assessment of a company’s ESG practices. Companies that do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition or share price of such a company could be materially and adversely affected.
We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards, or reduce or offset our greenhouse gas emissions, so that our existing and future investors and lenders remain invested in us and make further investments in us. If we do not take these measures, our business or our ability to access capital could be harmed.
Additionally, certain investors and lenders may exclude companies engaged in the fossil fuel industry, such as us, from their investing portfolios altogether due to ESG factors. These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing those markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our debt. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide-ranging ESG and climate change-related requirements and goals, targets or objectives we may be required to set. Similarly, these policies may negatively impact the ability of other businesses in our supply chain to access debt and capital markets. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.
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
Our ability to operate worldwide depends on our ability to obtain the necessary visas and work permits for our personnel to travel in and out of, and to work in, the jurisdictions in which we operate. Governmental actions in some of these jurisdictions may make it difficult for us to move our personnel in and out of these jurisdictions by delaying or withholding the approval of these permits. If we are not able to obtain visas and work permits for the employees we need for operating our rigs on a timely basis, or for third-party technicians needed for maintenance or repairs, we might not be able to perform our obligations under our drilling contracts, which could allow our customers to cancel the contracts.
Also, as previously announced, we are in the process of closing our London, England office and consolidating our corporate offices in Houston, Texas. We have and may continue to experience personnel changes as a result of our relocation, including with respect to management-level employees. Any related changes, delays or distractions may significantly impact our business.
The market for highly skilled workers and leaders in our industry is extremely competitive, and we may need to invest significant amounts of cash and equity to attract and retain employees. We may never realize returns on these investments. To help attract, retain, and motivate qualified employees, we use equity-based awards and performance-based cash incentive awards. Sustained declines in our stock price, or lower stock price performance relative to competitors, can reduce the retention value of our equity-based awards, which can impact the competitiveness of our compensation.
Because our Consolidated Financial Statements reflect fresh start accounting adjustments made upon emergence from bankruptcy in the prior period, financial information in other periods of our financial statements is not comparable to Seadrill’s financial information from the prior period.
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
Therefore, our financial statements that have been reported since emergence, as well as financial statements issued in the future, will not be directly comparable to those from periods prior to emergence from bankruptcy, and investors may find it difficult to compare our post-emergence financial information to that of prior periods. You will not be able to compare information reflecting our post-emergence Consolidated Financial Statements to information for periods prior to emergence from bankruptcy without adjusting for fresh start accounting. The lack of comparable historical information may discourage investors from purchasing Shares.
Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted.
During volatile market conditions or expected downturns, some of our customers may also seek to terminate or renegotiate their agreements with us for various reasons, including adverse conditions, resulting in lower revenue. Our inability, or the inability of our customers to perform, under our or their contractual obligations may have a material adverse effect on our financial position, operating results and cash flows. In addition, some of our customers have the right to terminate their drilling contracts without cause upon the payment of an early termination fee. While this early termination fee is intended to compensate us for lost revenues (less operating expenses) for the remaining contract period, in some cases, such payments may not fully compensate us for the loss of the drilling contract.
Under certain circumstances our contracts may permit customers to terminate contracts early without the payment of any termination fees, as a result of, for example, non-performance, periods of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to events beyond our control. In addition, national oil company customers may have special termination rights by law. During periods of challenging market conditions, we may be subject to an increased risk of our customers seeking to repudiate their contracts, including through claims of non-performance. Our customers may seek to renegotiate their contracts with us using various techniques, including threatening breaches of contract and applying commercial pressure, resulting in lower revenue or the cancellation of contracts with or without any applicable early termination payments.
Reduced dayrates in our customer contracts and cancellation of drilling contracts (with or without early termination payments) may adversely affect our financial performance and lead to reduced revenues from operations.
In addition, our customers continue to seek more favorable terms with respect to allocation of risk under offshore drilling contracts. Our drilling contracts provide for varying levels of risk allocation and indemnification from our customers. Our customers have historically assumed most of the responsibility for and indemnified us from loss, damage or other potential liabilities. However, we regularly are required to assume liability for pollution damage caused by our negligence, which liability generally has caps but may have unlimited liability, in the event the damage is caused by our gross negligence or willful misconduct. We still face resistance from some customers when attempting to reduce our contractual risk allocation, including when we seek to mitigate our liability exposure in relation to potential damages resulting from pollution or contamination and negotiating lower caps for damage caused by our gross negligence or willful misconduct. Our contracts may also be subject to court assessment whereby a court could decide that certain contractual indemnities in current or future contracts are not enforceable. Going forward, we could decide or be required to accept more contractual risk in the future, resulting in higher risk of losses, which could be material.

We may not be able to renew or obtain new and favorable contracts for our drilling units.
The offshore drilling markets in which we compete experience fluctuations in the demand for drilling services. Our ability to renew expiring drilling contracts or obtain new drilling contracts depends on the prevailing or expected market conditions. As of December 31, 2023, we had 15 operating, one warm stacked, and three cold stacked rigs. Of the sixteen rigs either currently or future contracted, we expect three will become available before the end of 2024. We may be unable to obtain drilling contracts for our rigs that are currently operating upon the expiration or termination of such contracts, and there may be a gap in the operation of the rigs between the current contracts and subsequent contracts. When oil and natural gas prices are low or it is expected that such prices will decrease in the future, we may be unable to obtain drilling contracts at attractive dayrates or at all. We may not be able to obtain new drilling contracts with the terms or dayrates sufficient to support a reactivation of a cold-stacked rig. Likewise, we may not be able to obtain new drilling contracts in direct continuation with existing contracts, or depending on prevailing market conditions, we may enter into drilling contracts at dayrates substantially below the existing dayrates or on terms otherwise less favorable compared to existing contract terms, which may have an adverse effect on our financial position, results of operations or cash flows.
Our contract backlog for our fleet of drilling rigs may not be realized.
As of December 31, 2023, our contract backlog was approximately $3 billion. The contract backlog described herein and in our other public disclosures is only an estimate. The actual amount of revenues and the periods during which they are earned will be different from the contract backlog projections due to various factors, including shipyard and maintenance projects, special periodic surveys, upgrades, regulatory work, downtime and other events, some of which may be beyond our control.
Our business and operations involve numerous operating hazards, and in the current market we are increasingly required to take additional contractual risk in our customer contracts, which may not be adequately covered by our insurance.
Our operations are subject to hazards inherent in the drilling industry, such as blowouts, reservoir damage, loss of well control, lost or stuck drill strings, equipment defects, punch-throughs, cratering, fires, explosions and pollution, among others. Contract drilling and well servicing requires the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers or third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, or pollution, environmental or natural resource damage, resulting in claims by third parties or customers, investigations and other proceedings by regulatory authorities, which may involve fines and other sanctions, and suspension of operations. Our offshore fleet is also subject to hazards inherent in marine operations, such as capsizing, sinking, grounding, collision, damage from severe weather (which may be more acute in certain areas where we operate and which some experts believe may increase in frequency and severity due to climate change ) and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. We customarily provide contract indemnification to our customers for claims relating to damage to or loss of our equipment, including rigs and claims relating to personal injury or loss of life.
Damage to the environment or natural resources could also result from our operations, particularly through spillage of fuel, lubricants or other chemicals and substances used in drilling operations or uncontrolled fires. We may also be subject to property, environmental, natural resource, personal injury, and other legal claims or injunctions by third parties, including oil and gas companies, as well as administrative, civil, or criminal penalties or injunctions imposed by government authorities.
Our insurance policies and contractual rights to indemnification may not adequately cover losses, and we do not have insurance coverage or rights to indemnity for all risks. Consistent with standard industry practice, our customers generally assume, and indemnify us against, certain risks, for example, well control and subsurface risks, and we generally assume, and indemnify against, above surface risks (including spills and other events occurring on our rigs). Subsurface risks indemnified by our customers generally include risks associated with the loss of control of a well, such as blowout, cratering or uncontrolled well-flow, the cost to regain control of or re-drill the well and associated pollution. However, there can be no assurances that these customers will honor indemnification obligations to us regardless of the agreed contractual position. The terms of our drilling contracts vary based on negotiation, applicable local laws and regulations and other factors, and in some cases, customers may seek to cap indemnities or narrow the scope of their coverage, reducing our level of contractual protection and in turn exposing us to additional risks against which we may not be adequately insured.
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
The amount recoverable under insurance, if any, may also be less than the related impact on enterprise value after a loss and may not cover all potential consequences of an incident. Furthermore, the amount recoverable may be limited by annual aggregate policy limits. As a result, we are liable for any losses in excess of these limits. Any such lack of reimbursement or suffering of loss in excess of such limits may cause us to incur substantial costs.
We may decide to retain more risk through self-insurance in the future. This self-insurance results in a higher risk associated with losses (which could be material) that are not covered by third-party insurance contracts. As in the past, we currently self-insure for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico. We have elected to self-insure in such context due to the high cost associated with this coverage, and in consideration of the ability of our rigs to mobilize in time avoid these windstorms. If we continue to elect to self-insure such risks, and such risks are realized and we incur resultant damage, it could have a material adverse effect on our financial position, operating results and cash flows.
No assurance can be made that we will be able to maintain adequate insurance in the future at rates that we consider reasonable, or that we will be able to obtain insurance against certain risks.

A substantial portion of our business is dependent on several of our customers as well as dependent on several geographic areas, and the disruption of business with any of these customers or disruption of business within these geographic areas could have a material adverse effect on our financial condition and operating results.
Our contract drilling business is subject to the risks associated with having a limited number of customers for our services. For the year ended December 31, 2023, our five largest customers, Sonadrill, Petrobras, Var Energi, LLOG and Equinor, accounted for approximately 57% of our revenues in the aggregate. In addition, mergers and acquisitions, or other forms of consolidation among oil and gas exploration and production companies will further reduce the number of available customers, which would increase the ability of potential customers to achieve pricing terms favorable to them. Our operating results could be materially adversely affected if any of our major customers fail to compensate us for our services or take actions outlined above. Please see "Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted" above for more information.
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
Additionally, the concentration of operations in specific geographies increases the risks associated with terrorism, piracy, political or social unrest, changes in local laws and regulations, as well as severe weather events within those regions, should they occur. If we were forced to cease drilling operations in any of these regions for any reason and we were not able to redeploy to other regions promptly, our financial condition and results of operations could be materially adversely affected. For the year ended December 31, 2023, operations in the United States, Brazil and Angola accounted for approximately 30%, 23% and 18%, respectively, of our revenues in the aggregate.
Operating and maintenance costs of our rigs may be significant and may not correspond to revenue earned.
Our operating expenses and maintenance costs depend on a variety of factors including, without limitation, crew costs, costs of provisions, equipment, insurance, maintenance and repairs, shipyard costs, supply chain disruptions and inflation, many of which are beyond our control. Our total operating costs are generally related to the number of drilling rigs in operation and the cost level in each country or region where such drilling rigs are located. Equipment maintenance costs fluctuate depending upon the type of activity that the drilling rig is performing and the age and condition of the equipment. Operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues. While operating revenues may fluctuate as a function of changes in dayrate, costs for operating a rig may not be proportional to the dayrate received and may vary based on a variety of factors, including the scope and length of required rig preparations and the duration of the contractual period over which such expenditures are amortized. Any investments in our rigs may not result in an increased dayrate for or income from such rigs. A disproportionate change in the amount of operating and maintenance costs in comparison to dayrates could have a material adverse effect on our business, financial condition and results of operations.
Inflation has adversely affected, and may in the future adversely affect, our operating results.
Inflationary factors such as increases in labor costs, material costs and overhead costs have adversely affected, and may in the future adversely affect, our operating results. Inflationary pressures may also increase other costs to operate or reactivate our drilling rigs. Our contracts for our drilling rigs generally provide for the payment of an agreed dayrate per rig operating day. As a result, we may not be able to fully recover increased costs due to inflation from our customers. Continuing or worsening inflation could significantly increase our operating expenses and capital expenditures, which could in turn have a material adverse effect on our business, financial condition, results of operations or cash flows. In addition, inflation is often, and has recently been, accompanied by higher interest rates. Such higher interest rates may affect our ability to enter into future traditional debt financing, as high inflation may result in an increase in cost to borrow. Future increases in interest rates may negatively impact our cost of capital and ability to access capital markets.
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
Our reliance on third-party suppliers, manufacturers and service providers to secure equipment and crew used in our drilling operations exposes us to volatility in the quality, price and availability of such items. In recent years, there has been a reduction in the number of available suppliers in certain sectors, resulting in fewer alternatives for sourcing key supplies. Such consolidation may limit our ability to obtain supplies and services when needed at an acceptable cost, or at all, or otherwise result in a shortage of supplies and services, thereby increasing the cost of supplies or potentially inhibiting the ability of suppliers to deliver on time. These cost increases or delays could have a material adverse effect on our operating results and result in rig downtime, and delays in the repair and maintenance of our drilling rigs. Further, certain specialized parts, crew and equipment used in our operations may be available only from a single or a small number of suppliers. A disruption in the deliveries from such third-party suppliers, capacity constraints, production disruptions, price increases, defects or quality-control issues, recalls or other reductions in the availability of parts, labor and equipment could adversely affect our ability to meet our commitments towards our customers, adversely impact operations resulting in uncompensated downtime, reduced dayrates under the relevant drilling contracts, cancellation or termination of contracts, or increased operating costs.
During periods of reduced demand, many of these third-party suppliers reduced their inventories of parts and equipment and, in some cases, reduced their production capacity, and may do so in the future. Moreover, the global supply chain has been disrupted by various global economic and financial issues, resulting in shortages of, shipping delays and increased pricing pressures on, among other things, certain raw materials and labor. If the market for our services continues to improve and we seek to reactivate idled rigs, upgrade our working rigs or purchase additional rigs, these reductions and global supply chain constraints could make it more difficult for us to find equipment and parts for our rigs. In addition, equipment deficiencies or breakdowns, whether due to faulty parts, quality control issues or inadequate installation, may result in increased maintenance costs, resulting in rig downtime or suspension of operations. Such issues could have a negative effect on our business, financial condition, and results of operations.
We engage third-party subcontractors to perform some parts of our projects and, in certain circumstances, a majority of the services under a project may be subcontracted. Subcontractors are used to perform certain services and to provide certain input in areas where we do not have requisite expertise. The subcontracting of work exposes us to risks associated with planning interface non-performance, and delayed or substandard performance by our subcontractors. Any inability to hire qualified subcontractors could hinder successful completion of a project. Further, our employees may not have the requisite skills to be able to monitor or control the performance of these subcontractors. We may suffer losses on contracts if the amounts we are required to pay for subcontractor services exceed original estimates. Remedial or mitigating actions, such as imposing contractual obligations on subcontractors that are similar to those we have with our customers and requesting parent guarantees to cover nonperformance, may not be available or sufficient to mitigate the risks associated with subcontractors. Such issues could have a negative effect on our business, financial condition, and results of operations.
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
We may be unable to implement these merger, acquisition and disposition elements of our strategy if we cannot identify suitable companies, businesses or assets, reach agreement on potential strategic transactions on acceptable terms, manage the impacts of such transactions on our business, obtain required consents under our debt agreements or for other reasons. Moreover, mergers, acquisitions, dispositions and other strategic transactions, such as the Merger, involve various risks, including, among other things, (i) difficulties relating to integrating or disposing of a business, including changes to our employee workforce and unanticipated changes in customer, vendor and other third-party relationships, (ii) failure to integrate operations and internal controls, including those related to financial reporting, disclosure and cybersecurity and data protection, (iii) the assumption of liabilities as a result of these transactions, (iv) diversion of management’s attention from day-to-day operations, (v) failure to realize the anticipated benefits of such transactions, such as cost savings and revenue enhancements, (vi) potentially substantial transaction costs associated with such transactions, (vii) failure to identify significant losses at the target during the due diligence process, which could result in financial or legal exposure, (viii) potential impairment resulting from the overpayment for an acquisition and (ix) the risk that any such strategic transaction may not close on its expected timeframe or at all. Such transactions may also affect the diversification of our drilling rig fleet, which may leave us vulnerable to risks related to lack of diversification. See "Our drilling rig fleet is largely concentrated to benign floaters, which leaves us vulnerable to risks related to lack of diversification."
From time to time, we are also approached by, and may solicit bids from, potential buyers regarding the disposition by us of drilling rigs, or other assets or businesses that we determine are not core to our strategy, including with respect to assets acquired in transactions such as the Merger. We may determine that such a disposition would be in our best interests and agree to sell any or all of such assets or businesses. Such a sale could have an impact on net income, and we may recognize a gain or loss on disposal depending on whether the fair value of the consideration received is higher or lower than the carrying value of the asset.
Future mergers or acquisitions may require us to obtain additional equity or debt financing, which financing may not be available on attractive terms or at all. To the extent a transaction financed by non-equity consideration results in goodwill, it will reduce our tangible net worth, which might have an adverse effect on credit availability.
The integration of the businesses and properties we have acquired or may in the future acquire could be difficult and may divert management's attention away from our existing operations.
The integration of the businesses and properties we have acquired, including via the Merger, or may in the future acquire, could be difficult, and may divert management's attention and financial resources away from our existing operations. These difficulties include:
•the challenge of integrating the acquired businesses and properties while carrying on the ongoing operations of our business;
•the challenge of inconsistencies in standards, controls, procedures and policies of the acquired business;
•potential unknown liabilities, unforeseen expenses or higher-than-expected integration costs;
•attempts by third parties to terminate or alter their contracts with us, including as a result of change of control provisions;
•an overall post-completion integration process that takes longer than originally anticipated;
•potential lack of operating experience in a geographic market of the acquired properties; and
•the possibility of faulty assumptions underlying our expectations.
If management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, our ability to realize potential synergies and could suffer and, as a result, our business and financial condition could be negatively impacted. Our future success will depend, in part, on our ability to manage our expanded business, which may pose substantial challenges for management. We may also face increased scrutiny from governmental authorities as a result of the increase in the size of our business. There can be no assurances that we will be successful in our integration efforts.
Our fleet is largely concentrated to benign floaters and drillships, which leaves us vulnerable to risks related to lack of diversification.
The offshore contract drilling industry is generally divided into two broad markets: deepwater and shallow water drilling. These broad markets are generally divided into smaller sub-markets based upon various factors, including the type of drilling rig and drilling environment. The primary types of drilling rigs include jackup rigs, semisubmersible rigs, drillships, platform rigs, barge rigs and submersible rigs. While all drilling rigs are affected by general economic and industry conditions, each type of drilling rig can be affected differently by changes in demand. As of December 31, 2023, we owned 12 floaters (comprising seven 7th-generation drillships, three 6th-generation drillships and two benign environment semi-submersible units), three harsh environment rigs, and four benign environment jack-ups . Our drilling rig fleet is concentrated in drillships and semisubmersible rigs. If the market for drillships and semisubmersible rigs should decline relative to the markets for other drilling rig types, such as jack-ups, our operating results could be more adversely affected relative to our competitors with drilling fleets that are less concentrated in drillships and semisubmersible rigs.
The international nature of our operations involves additional risks, including the mobilization and de-mobilization of our rigs to and from such locations and the potential that sabotage or political and social unrest could negatively impact our operations or the market for our drilling services.
We operate in various regions throughout the world. As a result of our international operations, we may be exposed to political or governmental risks and other uncertainties, particularly in less developed jurisdictions, including risks of:
•terrorist acts, armed hostilities, war and civil disturbances, including, for example, the ongoing conflicts in Ukraine and the Middle East and the Guyana-Venezuela dispute, and their respective regional and global ramifications;
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
•foreign and U.S. monetary policy, capital controls and foreign currency fluctuations and devaluations;
•the inability to repatriate income or capital;
•complications associated with repairing and replacing equipment in remote locations;
•import-export quotas, wage and price controls, and the imposition of sanctions or other trade restrictions;
•U.S., U.K., European Union (the "EU") and other foreign sanctions;
•receiving a request to participate in a foreign boycott unsanctioned by U.S. law;
•compliance with and changes in regulatory or financial requirements, including local ownership, presence or labor requirements;
•compliance with and changes to taxation, including any resulting tax disputes;
•interacting and contracting with government-controlled organizations;
•other forms of government regulation and economic conditions that are beyond our control;
•legal and economic systems that are not as mature or predictable as those in more developed countries, which may lead to greater uncertainty in legal and economic matters; and
•corruption, payment of bribes to government officials, money laundering, or kleptocracy (i.e., political corruption in which the government seeks personal gain and status at the expense of the governed).
Acts of terrorism, piracy, and political and social unrest, brought about by world political events or otherwise, have caused instability in the world’s financial and insurance markets in the past and may occur in the future. Such acts could be directed against companies such as ours. Our drilling operations could also be targeted by acts of sabotage carried out by environmental activist groups.
We rely on information technology systems, networks, and data in our operations and administration of our business. Our drilling operations or other business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, including those of our service providers and business partners, or to steal data. A successful cyberattack could materially disrupt our operations, including the safety of our operations, or lead to an unauthorized release or alteration of information on our systems. Any such cyberattack or other breach of our information technology systems could have a material adverse effect on our business and operating results. Our drilling contracts do not generally provide indemnification against loss of capital assets or loss of revenues resulting from acts of terrorism, piracy, cyberattacks or political or social unrest. Although we carry insurances that may provide coverage under certain circumstances, in the event we suffer such losses of capital assets or revenue, those losses may exceed the coverage available under our policies or be those for which we do not have coverage.
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
•the equipping and operation of drilling rigs;
•exchange rates or exchange controls;
•the repatriation of foreign earnings;
•oil and gas exploration and development;
•the taxation of offshore earnings and the earnings of expatriate personnel; and
•the use and compensation of local employees and suppliers by foreign contractors.
For example, we operate in Brazil; the Brazilian government frequently intervenes in the country’s economy and occasionally makes significant changes in policy and regulations, including, for example, (i) the changes in Brazilian laws related to the importation of rigs and equipment that may impose bonding, insurance or duty-payment requirements and (ii) its actions to control inflation and other policies and regulations which have often involved, among other measures, changes in interest rates, changes in tax policies, changes in legislation, wage controls, price controls, currency devaluations, capital controls and limits on imports of goods and services. For the year ended December 31, 2023, 23% of our revenues were derived from our Brazilian operations. These and other developments in political, economic and governmental conditions may, directly or indirectly, adversely affect our business, financial condition, and operating results.
The operation of our drilling rigs will require certain governmental approvals, the number and prerequisites of which cannot be determined until we identify the jurisdictions in which we will operate once contracts for the drilling rigs are secured. Some foreign governments favor or effectively require (i) the awarding of drilling contracts to local contractors or to drilling rigs owned by their own citizens, (ii) the use of a local agent or (iii) foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may adversely affect our ability to compete in those regions. Depending on the jurisdiction, these governmental approvals may also involve public hearings and costly undertakings on our part. We may not obtain such approvals, or such approvals may not be obtained in a timely manner. If we fail to secure the necessary approvals or permits in a timely manner, our customers may have the right to terminate or seek to renegotiate their drilling contracts to our detriment.
It is difficult to predict what government regulations may be enacted and their potential adverse effects on the international drilling industry. The actions of foreign governments and other organizations, including initiatives by OPEC, may adversely affect our ability to compete. Failure to comply with applicable laws and regulations, including those relating to sanctions and export restrictions, may subject us to criminal or civil proceedings and related liability, including fines and penalties, the denial of export privileges, injunctions or seizures of assets, and may affect the availability of our existing financing arrangements and our ability to secure financing in the future.
In addition, every offshore drilling unit is a registered marine vessel and must be "classed" by a classification society to fly a flag. The classification society certifies that the drilling unit is "in-class," signifying that such drilling unit has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the drilling unit’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. Our drilling rigs are certified as being "in class" by the American Bureau of Shipping, Det Norske Veritas and Germanisher Lloyd, and the relevant national authorities in the countries in which our drilling rigs operate. If any drilling unit loses its flag status, does not maintain its class, fails any periodical survey or special survey or fails to satisfy any laws of the country of operation, the drilling unit will be unable to carry on operations. This will render the drilling unit unemployable and uninsurable, which could cause us to be in violation of certain covenants in the agreements governing our debt. Any such inability to carry on operations or be employed could have a material adverse impact on the operating results.
The offshore drilling industry is a global market requiring flexibility for rigs, depending on their technical capability, to relocate and operate in various environments, moving from one area to another. The mobilization of rigs is expensive and time-consuming and can be impacted by several factors including, but not limited to, governmental regulation and customs practices, availability of tugs and tow vessels, weather, currents, political instability, civil unrest, and military actions, such as the ongoing conflicts in Ukraine and the Middle East, and rigs may become stranded as a result. Some jurisdictions enforce strict technical requirements that necessitate substantial physical modifications to the rigs before they can be utilized. Such modifications may require significant capital expenditures, and as a result, may limit the use of the rigs in those jurisdictions in the future. In addition, mobilization carries the risk of damage to the rig. Failure to mobilize a rig in accordance with the deadlines set by a specific customer contract could result in a loss of compensation, liquidated damages or the cancellation or termination of the contract. In some cases, we may not be paid for the time that a rig is out of service during mobilization. In addition, in the hope of securing future contracts, we may choose to mobilize a rig to another geographic market without a customer contract in place. If customer contracts were not obtained, we would be required to absorb these costs. Mobilization and relocation activities could therefore potentially have a materially adverse effect on our business, financial condition, and results of operations.
We are subject to complex environmental laws and regulations that can adversely affect us.
Our operations are subject to numerous international, national, state and local laws and regulations, treaties and conventions in force in international waters and the jurisdictions in which our drilling rigs operate or are registered, which can significantly affect the ownership and operation of our drilling rigs. Such laws, regulations, treaties and conventions govern a wide range of environmental issues, including:
•the release of oil, drilling fluids, natural gas or other materials into the environment;
•air emissions from our drilling rigs or our facilities;
•handling, cleanup and remediation of solid and hazardous wastes and contaminated media at our drilling rigs or our facilities or at locations to which we have sent wastes for disposal;

•restrictions on chemicals and other hazardous substances; and
•wildlife protection, including regulations that ensure our activities do not jeopardize endangered or threatened animals, fish or plant species, nor destroy or modify the critical habitat of such species.
Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the resale value or useful life of our drilling rigs. These costs could have a material adverse effect on our business, operating results, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Because such laws, regulations and standards are often revised, we cannot predict the ultimate cost of complying with them or the impact thereof on the resale prices or useful lives of our rigs. Additional laws, regulations and standards may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations.
Certain environmental laws impose strict, joint and several liability in relation to the remediation of and damages attributable to spills and releases of oil and hazardous substances. Such laws could subject us to liability without regard to whether we were deemed negligent or otherwise at fault. Under the U.S. Oil Pollution Act of 1990 ("OPA"), for example, owners, operators and bareboat charterers are jointly and severally strictly liable as responsible parties for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil or chemical spill, for which we are deemed a responsible party, could result in us incurring significant liability, including fines, penalties, criminal liability and remediation or cleanup costs and natural resource damages under applicable international, national, state and local laws, as well as third-party damages, which could have a material adverse effect on our business, financial condition, operating results and cash flows. Future increased regulation of the shipping industry or modifications to statutory liability schemes could expose us to further potential financial risk in the event of any such oil or chemical spill.
We, and in certain circumstances, our customers, are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations and to satisfy insurance and financial responsibility requirements for potential oil spills (including marine oil) and other pollution incidents. Although we have arranged for insurance to cover certain environmental risks, such insurance is subject to exclusions and other monetary limits. There can be no guarantee that such insurance will be sufficient to cover all potential risks or that any related claims will not have a material adverse effect on our business, operating results, cash flows and financial condition. Moreover, the insurance coverage we currently hold may not be available, or we may elect to forgo certain insurance coverage, in the future. Even if insurance is available and we have obtained the coverage, it may not be adequate to cover our liabilities, may not be available on satisfactory terms or may be subject to high premiums, or our insurance underwriters may be unable to pay compensation if a significant claim should occur. Any of these scenarios could have a material adverse effect on our business, operating results and financial condition.
Although our drilling rigs are separately owned by our subsidiaries, under certain circumstances the parent company and its affiliates in a group or joint venture could be held liable for damages or debts owed by one of the affiliates, including liabilities for oil spills under OPA or other environmental laws. Therefore, it is possible that we could be subject to liability upon a judgment against us or any one of our subsidiaries.
Our drilling rigs could cause the release of oil or hazardous substances. Releases may be large in quantity, above our permitted limits or occur in protected or sensitive areas where the public, environmental groups or governmental authorities have heightened or special interests. Any releases of oil or hazardous substances could result in fines and other costs to us, such as costs to upgrade our drilling rigs, clean up the releases and comply with more stringent requirements in our discharge permits, as well as subject us to third party claims for damages, including natural resource damages. Moreover, these releases may result in our customers or governmental authorities suspending or terminating our operations in the affected area, which could have a material adverse effect on our business, operating results and financial condition.
If we are able to obtain some degree of indemnification against pollution and environmental damages in our contracts, such indemnification may not be enforceable in all instances or the customer may not be financially able to comply with its indemnity obligations in all cases, and we may not be able to obtain such indemnification agreements in the future. In addition, a court may decide that certain indemnities in our current or future contracts are not enforceable.
Failure to adequately protect our sensitive information and operational technology systems and critical data or our service providers’ failure to protect their systems and data could have a material adverse effect on us.
Our day-to-day operations increasingly depend on information and operational technology systems that we manage, and other systems that certain third parties relevant to our operations, manage, including critical systems on our drilling rigs. These systems are subject to risks associated with growing and evolving cyberattacks and other cyber incidents. These risks include, but may not be limited to, human error, power outages, computer and telecommunication failures, natural disasters, fraud or malice, social engineering or phishing attacks, viruses or malware, and other cyberattacks, such as denial-of-service or ransomware attacks. Reports indicate that entities or groups, including cybercriminals, competitors, and nation state actors, have mounted cyber-attacks on businesses and other organizations solely to disable or disrupt computer systems, disrupt operations and, in some cases, steal data. In addition, the US government has issued public warnings that indicate energy assets and companies engaging in significant transactions, such as acquisitions, might be specific targets of cybersecurity threats. Geopolitical tensions or conflicts, such as the conflict between Russia and Ukraine, and the increased adoption of artificial intelligence technologies, may further heighten the risk of cybersecurity threats.
Also, many of our non-operational employees travel and work remotely a significant amount of their time to support our operations, which has created or otherwise impacted certain operational risks, such as an increased risk of security breaches, cyberattacks or other cyber incidents, loss of data, fraud and other disruptions. Remote connectivity outside of Seadrill offices has resulted in an increased demand for technological barriers and training and exposes us to different threat vectors of cyberattacks or other cyber incidents, security breaches, loss of data, fraud and other disruptions as a consequence of more employees accessing sensitive and critical information remotely. Due to the nature of cyber-attacks, breaches to our systems or our service or equipment providers’ systems could go undetected for a prolonged period of time.

A breach could also compromise or originate from our customers’, vendors’, or other third-party systems or networks outside of our control. A security breach may result in legal claims or proceedings against us by our shareholders, employees, customers, vendors and governmental authorities, both in the U.S. and internationally.
While we maintain a cybersecurity program, which includes administrative, technical, and organizational safeguards, a significant cyberattack or other cyber incident (whether involving our systems or those of a critical third-party, or both) could disrupt our operations and result in downtime, loss of revenue, harm to the Company’s reputation, or the loss, theft, corruption or unauthorized release of critical data of us or those with whom we do business, as well as result in higher costs to correct and remedy the effects of such incidents, including potential extortion payments associated with ransomware or ransom demands. If our, or our service or equipment providers’, safeguards maintained for protecting against cyber incidents or attacks prove to be insufficient, and an incident were to occur, it could have a material adverse effect on our business, financial condition, reputation, and results of operations. Even though we carry cyber insurance that may provide insurance coverage under certain circumstances, we might suffer losses as a result of a security breach or cyber incident that exceeds the coverage available under our policy or for which we do not have coverage, and we cannot be certain that cyber insurance will continue to be available to us on commercially reasonable terms, or at all.
In addition, a patchwork of laws and regulations governing, or proposing to govern, cybersecurity, data privacy and protection, and the unauthorized disclosure of confidential or protected information, including the U.K. Data Protection Act, the General Data Protection Regulations (EU) 2016/679, Bermuda Personal Information Protection Act 2016, the California Consumer Privacy Act, the Cyber Incident Reporting for Critical Infrastructure Act, and other similar legislation in domestic and international jurisdictions pose increasingly complex compliance challenges and potentially elevate costs, and any failure to comply with these laws and regulations could result in significant penalties and legal liability.
Any violation of anti-bribery, anti-corruption or ethical business practice laws and regulations could have a negative impact on us.
We operate in countries known to have a reputation for corruption. We are subject to the risk that we, our affiliated entities or their respective officers, directors, employees and agents may take action determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 (the "US Foreign Corrupt Practices Act"), the United Kingdom Bribery Act 2010 (the "UK Bribery Act"), the Bermuda Bribery Act 2016 or other applicable anti-bribery and anti-corruption laws to which we may be subject (collectively, the "Legislation"). Any violation of the Legislation could result in substantial fines, sanctions, civil /or criminal penalties and, curtailment of operations in certain jurisdictions and, in turn, might adversely affect our business, financial condition and results of operations. In addition, actual or alleged violations could damage our reputation and ability to do business. Further, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
We are also subject to a number of modern slavery, human trafficking and forced labor reporting, training and due diligence laws, such as the U.K.’s Modern Slavery Act 2015 and similar legislation, in various jurisdictions and expect additional statutory regimes to combat these crimes to be enacted in the future. If we or our business partners fail to comply with applicable laws, regulations, safety codes, employment practices or human rights standards, our reputation and image could be harmed, and we could be exposed to litigation. Compliance with laws could increase costs of operations and reduce profits.
If our drilling rigs are located in or connected to countries that are subject to, or targeted by, economic sanctions, export restrictions, or other operating restrictions imposed by the United States, the United Kingdom, the European Union or other governments, our reputation and the market for our debt and Shares could be adversely affected.
The U.S., the U.K., the EU and other governments may impose economic sanctions against certain countries, persons and other entities that restrict or prohibit transactions involving such countries, persons and entities. U.S. sanctions in particular are targeted against countries or certain economic sectors of such countries (such as Russia, Venezuela, Iran and others) that are heavily involved in the petroleum and petrochemical industries, which includes drilling activities. U.S., U.K., EU and other economic sanctions change frequently and enforcement of economic sanctions worldwide is increasing. For example: (i) in 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, which expanded the scope of the former Iran Sanctions Act by applying sanctions to non-U.S. companies such as ours and introducing limits on such companies and persons that do business with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products; (ii) in 2017, the U.S. passed the "Countering America’s Adversaries Through Sanctions Act" (Public Law 115-44), which authorizes imposition of new sanctions on Iran, Russia, and North Korea and created heightened sanctions risks for companies operating in the oil and gas sector, including companies that are based outside of the U.S.; (iii) in recent years, the U.S. Department of the Treasury's Office of Foreign Assets Control acted several times to add Russian and Iranian individuals and entities to its list of Specially Designated Nationals whose assets are blocked and with whom U.S. persons are generally prohibited from dealing; and (iv) in recent years, the U.S. Department of Commerce’s Bureau of Industry and Security designated a number of Chinese parties on the Entity List, including parties involved in the offshore drilling and maritime industries.
Certain parties with whom we have entered into contracts may be, or may be affiliated with, persons or entities that are or could become the subject of sanctions, including, without limitations, sanctions targeting malicious cyber-enabled activities. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such applicable sanctions, our operating results may be adversely affected, or we may suffer reputational harm. We may also lose business opportunities to companies that are not required to comply with these sanctions.
From time to time, we may enter into drilling contracts with countries or government-controlled entities that are subject to sanctions, export restrictions and embargoes imposed by the U.S. government or identified by the U.S. government as state sponsors of terrorism, provided entering into such contracts would not violate U.S. law. We may also enter into drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government or identified by the U.S. government as state sponsors of terrorism, provided that entering into such contracts would not violate U.S. law. However, this could negatively affect our ability to obtain investors. In some cases, U.S. investors would be prohibited from investing in an arrangement in which the proceeds could directly or indirectly be transferred to or may benefit a sanctioned entity. Moreover, even in cases where the investment would not violate U.S. law, potential investors could view such drilling contracts negatively, which could adversely affect our reputation and the market for Shares. We do not currently have any drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government or identified by the U.S. government as state sponsors of terrorism nor do we have any plans to initiate such contracts.
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
We currently hold investments in several other companies in our industry that operate offshore drilling rigs with similar characteristics to our fleet of rigs or deliver various other oilfield services. These investments include equity interests in Sonadrill and Gulfdrill. We provide various services to certain of these companies, including provision of operating and technical support and management and administrative services agreements. As of December 31, 2023, the carrying value of our equity method investments was $90 million, and the receivables from equity method investments was $9 million. This compares to $84 million and $28 million, respectively, as of December 31, 2022.
The sale of our entire 35% shareholding in Paratus Energy Services Ltd ("PES") was completed on February 24, 2023. As a result of the sale, we no longer hold any interest in PES or any if its subsidiaries (including, without limitation, the SeaMex Group subsidiaries, Seabras Sapura, and Archer). In connection with the sale, on March 14, 2023, we provided each of PES and SeaMex Holdings with a termination notice regarding (i) the Master Services Agreement by and between PES and Seadrill Management Ltd ("Seadrill Management"), dated January 20, 2022 (the "Paratus MSA"), and (ii) the Master Services Agreement by and among SeaMex Holdings, certain operating companies party thereto and SML, dated January 20, 2022 (the "SeaMex MSA"), respectively. The Paratus MSA terminated effective November 30, 2023; and the SeaMex MSA terminated effective November 17, 2023. Following such terminations, certain transitional services were provided by Seadrill or its subsidiaries or its affiliates (the "Seadrill Group") to PES and certain members of the SeaMex Group, with such the services terminating on November 30, 2023 and November 17, 2023, respectively. The termination of the Paratus MSA and the SeaMex MSA did not have a material impact on the Company's financial results.
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
The physical effects of, and regulations and disclosure requirements with respect to, greenhouse gas emissions and climate change could have a negative impact on our business
The physical and regulatory effects of climate change and a global transition to a low carbon economy could have a negative impact on our operations and could require adapting our fleet and business to potential changes in governmental requirements, customer preferences and our customer base, and could also require engaging with existing and potential customers and suppliers to develop or implement solutions designed to reduce or to decarbonize oil and gas operations or to advance renewable and other alternative energy sources. Scientific studies have suggested that emissions of greenhouse gases, including carbon dioxide and methane, may be contributing to warming of the earth’s atmosphere and other climatic changes. In response to such studies, the issue of climate change and the effect of greenhouse gas emissions, in particular emissions from fossil fuels, is attracting increasing attention worldwide; and there are a number of political and technological initiatives aimed at reducing the use of hydrocarbons.
We are aware of the increasing focus of local, state, regional, national and international regulatory bodies on greenhouse gas emissions and climate change issues. For example, legislation to regulate greenhouse gas emissions and reporting obligations with respect thereto have periodically been introduced in the U.S. Congress or proposed by the U.S. Securities and Exchange Commission and such legislation and reporting obligations may be proposed or adopted in the future. On March 6, 2024, the U.S. Securities and Exchange Commission adopted final rules that will require a registrant to disclose, among other things: material climate-related risks; activities to mitigate or adapt to such risks; information about the registrant's board of directors' oversight of climate-related risks and management's role in managing material climate-related risks; and information on any climate-related targets or goals that are material to the registrant's business, results of operations, or financial condition. Further, for certain larger registrants with material greenhouse gas emissions, such registrants will be required to disclose certain emissions data, file an attestation report covering such disclosure and disclose the financial statement effects of severe weather events and other natural conditions including, for example, costs and losses. The final rules include a phased-in compliance period beginning with the 2025 fiscal year for large accelerated filers. Additionally, the United States is currently a member of the "Paris Agreement" that requires member countries to review and "represent a progression" in their intended nationally determined greenhouse gas contributions, which set greenhouse gas emission reduction goals every five years, with the next review occurring in 2025. Additionally, a coalition of 24 governors of U.S. states, as members of the United States Climate Alliance, which is a bipartisan coalition formed to advance the objectives of the Paris Agreement, and several U.S. cities have committed to advance the objectives of the Paris Agreement at the state or local level. The aim of the Paris Agreement is to hold the increase in the average global temperature to well below 2ºC (3.6ºF) above pre-industrial levels with efforts to limit the rise to 1.5ºC (2.7ºF) to protect against the more severe consequences of climate change forecasted by scientific studies. These consequences include increased coastal flooding, droughts and associated wildfires, heavy precipitation events, stresses on water supply and agriculture, increased poverty, and negative impacts on health. In connection with the decision to adopt the Paris Agreement, the Intergovernmental Panel on Climate Change (the "IPCC") prepared a special report focused on the impacts of an increase in the average global temperature of 1.5ºC above pre-industrial levels and related greenhouse gas emission pathways. The 2018 IPCC Report concludes that the measures set forth in the Paris Agreement are insufficient and that more aggressive targets and measures will be needed. According to the 2023 IPCC Report, all global modelled pathways limiting warming to 1.5ºC or 2ºC requires rapid and deep and, in most cases, immediate greenhouse gas emissions reductions in all sectors this decade. Moreover, in November 2023, the international community, including over 150 governments, gathered in Dubai at COP28 and announced a new climate deal that calls on countries to ratchet up action on climate, including actions towards tripling renewable energy capacity and doubling energy efficiency improvements at a global level, before 2030 and ultimately to reduce carbon emissions and transition away from fossil fuels in energy systems to achieve "net zero" by 2050.
With respect to the shipping and offshore drilling industries, in particular, governing bodies have, from time to time, put in place regulatory frameworks and measures, and may in the future propose and adopt others, that materially burden, limit or prohibit shipping or offshore drilling operations in certain areas. For example, a number of countries, the EU and the United Nations’ International Maritime Organization (the "IMO") have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions in the shipping industry, such as requiring ships (including rigs and drillships) to comply with IMO and EU regulations relating to the collection and reporting of data relating to greenhouse gas emissions. In April 2018, the IMO adopted an initial strategy to, among other things, reduce the 2008 level of greenhouse gas emissions from the shipping industry by 50% by the year 2050. In July 2023, the IMO adopted a revised strategy that (i) includes as a goal attaining net-zero greenhouse gas emissions from international shipping by or around 2050, (ii) promotes the uptake of alternative zero and near-zero greenhouse gas emissions technologies, fuels and/or energy sources by 2030, and (iii) identifies as indicative checkpoints a level of ambition at least a 20% reduction, compared to 2008, in total annual greenhouse gas emissions from international shipping by 2030, and at least a 70% reduction by 2040, striving for reductions of 30% by 2030 and 80% by 2040. Also, in January 2021, the Biden administration issued the Biden Administration Federal Lease Orders, limiting the issuance of federal drilling permits and blocking new leases for oil and gas drilling in U.S. federal waters. Although some of the restrictions in the Biden Administration Federal Lease Orders have lapsed and the United States Court of Appeals for the Fifth Circuit has ordered certain oil and gas lease sales, the impact of these and similar federal actions remains unclear.
It is not possible at this time to predict the timing and effect of climate change or whether additional greenhouse gas legislation, regulations or other measures, including with respect to the shipping or offshore drilling industries, specifically, or the oil and gas industry, generally, will be adopted at the international, national, regional, state or local levels. However, more aggressive efforts by governments and non-governmental organizations to reduce greenhouse gas emissions appear likely based on long-term trends,the findings set forth in the IPCC Reports and the announcements made at COP28. Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the United States or other jurisdictions in which we operate, or any treaty or agreement adopted at the international level, such as the Kyoto Protocol or Glasgow Climate Pact, that restricts emissions of greenhouse gases or implements more robust greenhouse gas emission and climate-related reporting and disclosure obligations, could (i) require us to make significant financial expenditures, including the installation of new emission controls, the acquisition of allowances or payment of taxes related to our greenhouse gases, or the implementation and administration of a greenhouse gas emissions program, (ii) increase our costs to operate and maintain our assets, and (iii) negatively affect the demand for our customers’ products and, accordingly, our services, none of which we are able to predict with certainty at this time. Any such legislation, regulations, reporting and disclosure obligations or other measures could have a significant adverse financial and operational impact on our business and operations.
Moreover, certain government and regulatory authorities have enacted, and are expected to continue to enact, laws and regulations that mandate or provide economic incentives for the development of technologies and sources of energy other than oil and gas, such as wind and solar. Such legislation incentivizes the development, use and investment in these technologies and alternative energy sources and could accelerate the shift away from traditional oil and gas. The amendment or modification of existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or developmental drilling and production of oil and gas could have a material adverse effect on our business, operating results or financial condition if we are unable to recover or pass through a significant level of our costs or are required to change our practices related to complying with climate change regulatory requirements imposed on us. Future earnings may be negatively affected by compliance with any such new legislation or regulations.
Further, to the extent financial markets view climate change and greenhouse gas emissions as a financial risk, this could negatively impact our cost of or access to capital. Parties concerned about the potential effects of climate change have directed, and may in the future direct, their attention at sources of funding for energy companies, which has resulted, and may in the future result, in certain financial institutions, funds and other sources of capital, restricting or eliminating their investment in or lending to oil and gas activities.
Beyond regulatory and financial impacts, the projected severe effects of climate change, including severe weather, such as hurricanes, monsoons and other catastrophic storms, have the potential to directly affect our facilities, drilling rigs and operations and those of our customers and suppliers, which could result in more frequent and severe disruptions to our business and those of our customers and suppliers, increased costs to repair damaged facilities or drilling rigs or maintain or resume operations, and increased insurance costs. Additionally, the increasing attention to the risks of climate change has resulted in an increased possibility of litigation or investigations brought by public and private entities against oil and gas companies in connection with their greenhouse gas emissions. As a result, we or our customers may become subject to court orders compelling a reduction of greenhouse gas emissions or requiring mitigation of the effects of climate change.
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
There can be no assurance that the use of our drilling rigs will not infringe the intellectual property rights of others.
The majority of the intellectual property rights relating to our drilling rigs and related equipment are owned by our suppliers. In the event that one of our suppliers becomes involved in a dispute over an infringement of intellectual property rights relating to equipment owned by us, we may lose access to repair services or replacement parts or could be required to cease using some equipment. In addition, our competitors may assert claims for infringement of intellectual property rights related to certain equipment on our drilling rigs and we may be required to stop using such equipment or pay damages and royalties for the use of such equipment. The consequences of these technology disputes involving our suppliers or competitors could adversely affect our financial results and operations. We have indemnity provisions in some of our supply contracts to give us some protection from the supplier against intellectual property lawsuits. However, we cannot make any assurances that these suppliers will have sufficient financial standing to honor their indemnity obligations or guarantee that the indemnities will fully protect us from the adverse consequences of such technology disputes. We also have provisions in some of our customer contracts to require the customer to share some of these risks on a limited basis, but we cannot provide assurance that these provisions will fully protect us from the adverse consequences of such technology disputes. For information on certain intellectual property litigation that we are currently involved in, please see Note 29 – "Commitments and contingencies" to the Consolidated Financial Statements included herein.
Financial and Tax Risks
We have a significant amount of debt, and we may still be able to incur substantially more debt in the future. Such debt and debt service obligations may adversely affect us.
As of December 31, 2023, we had (i) $625 million aggregate principal amount of long-term debt and (ii) $225 million of committed availability for future borrowings under the Revolving Credit Facility (as defined herein), of which $225 million was available as of December 31, 2023.
Although the terms of the agreements governing our debt restrict our and our restricted subsidiaries’ ability to incur additional debt and liens, such restrictions are subject to exceptions and qualifications, and the debt or liens incurred in compliance with such restrictions may be substantial. Also, these restrictions do not prevent us or our restricted subsidiaries from incurring obligations that do not constitute debt.
To meet our debt service obligations, we will require a significant amount of cash, which depends on many factors beyond our control. We may not generate sufficient cash flow from operations, or have future borrowings available under the Revolving Credit Facility, to enable us to repay our debt or other obligations or to fund our other liquidity needs. Specifically, our level of debt could have negative consequences to us, including:
•limitations on our ability to obtain additional debt or equity financing on favorable terms or at all;
•any instances in which we are unable to comply with the covenants contained in the agreements governing our debt or to generate cash sufficient to make required debt payments, which circumstances have the potential of accelerating the maturity of some or all of our outstanding debt;
•the allocation of a substantial portion of our cash flow from operations to service our debt, thus reducing the amount of our cash flows available for other purposes, including capital expenditures and dividends that would otherwise improve our competitive position or results of operations;
•requiring us to sell debt or equity securities or to sell some of our core assets, possibly on unfavorable terms, to meet payment obligations;
•compromising our flexibility to plan for, or react to, competitive challenges in our business and industry or other general adverse economic and industry conditions;
•exposing us to the risk of increased interest rates, to the extent we draw down on our Revolving Credit Facility, as borrowings thereunder would be subject to variable interest rates ; and
•exposing us to a credit rating downgrade, making it more difficult to raise new capital or refinance on favorable terms.
Any of these factors could have an adverse effect on our business, financial condition, and results of operations and our ability to meet the payment obligations under the agreements governing our debt. In addition, to the extent other new debt is added to our and our subsidiaries’ current debt levels, the substantial leverage risks described above would increase.

The agreements governing our debt contain various covenants that impose restrictions on us and certain of our subsidiaries that may affect our ability to operate our business.
The agreements governing our debt contain covenants that, among other things, may limit or otherwise hinder our ability and the ability of certain of our subsidiaries to:
•incur additional debt and issue preferred stock;
•incur or create liens;
•redeem or prepay certain debt;
•pay dividends on our Shares, repurchase Shares or make other types of restricted payments;
•change the management or ownership of the drilling rigs;
•make changes related to the operation and circumstances of our drilling rigs that have been pledged as collateral;
•make certain investments or capital expenditures;
•engage in certain asset sales of assets;
•enter into transactions with affiliates; and
•engage in certain consolidations, mergers, acquisitions and similar transactions.
In addition, the New Credit Agreement (as defined herein) contains financial covenants requiring us to maintain a quarterly maximum consolidated total net leverage ratio and a quarterly minimum interest coverage ratio. Any future agreements governing debt may also require us to comply with similar or other financial covenants.
These restrictions on our ability to operate our business could seriously harm our business by, among other things, limiting our ability to take advantage of financings, mergers, amalgamations, acquisitions and other corporate opportunities and affecting our ability to compete effectively with our competitors to the extent that they are subject to less onerous restrictions. The interests of our lenders and other debt holders may be different from the Company’s and we may not be able to obtain their consent when beneficial for our business, which may impact our performance or our ability to obtain replacement or additional financing or make certain investments or acquisitions in the future.
Breach of covenants may result in a default under the terms of these agreements, which could accelerate our repayment of funds that we have borrowed and allow lenders to foreclose upon any collateral securing the debt. Moreover, the agreements governing our debt include cross-default or cross-acceleration provisions, whereby, in certain circumstances, a default under one might result in defaults under one or more of the others. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations thereunder. In addition, the limitations imposed by the agreements governing our debt on our ability to incur additional debt and to take other actions might impair our ability to obtain other financing. This could have serious consequences to our financial condition and results of operation and could cause us to become bankrupt or insolvent.
We may be unable to meet our capital allocation framework goal of returning at least 50% of Free Cash Flow to shareholders through dividends and share repurchases, which could decrease expected returns on an investment in our Shares.
Our capital allocation framework includes a goal of returning at least 50% of Free Cash Flow (defined as cash flows from operating activities minus capital expenditures) to our shareholders in the form of share repurchases or dividends. In connection with our capital allocation framework, in August 2023, the Board of Directors authorized a share repurchase program of $250 million, which was completed in December 2023. In November 2023, the Board of Directors authorized additional repurchases up to an additional $250 million, taking the aggregate authorization to $500 million. Share repurchases and dividends are authorized and determined by our Board of Directors at its sole discretion and depend upon a number of factors, including market conditions, the Company’s financial position and capital requirements, financial conditions, and competing uses for cash, statutory solvency requirements, the restrictions in the Company’s debt agreements and other factors. The Company is under no obligation to purchase any Shares in respect of the share repurchase program, and we can provide no assurance that we will make share repurchases or pay dividends in accordance with our share repurchase program, capital allocation framework goal or at all. Any elimination of, or downward revision in, our share repurchase program, dividend payment plans or capital allocation framework could have an adverse effect on the market price of our Shares.
Meeting our capital allocation framework goal requires us to generate consistent Free Cash Flow and have available capital in the years ahead in an amount sufficient to enable us to maintain a conservative capital structure and liquidity position, focus capital investment in our fleet, as well as to return a significant portion of the cash generated to shareholders in the form of share repurchases or dividends. The amount of Free Cash Flow returned in any quarter during the year may vary and may be more or less than 50% or none at all. We may not meet this goal if we use our available cash to satisfy other priorities, if we have insufficient funds available to repurchase Shares or pay dividends, or if our Board of Directors determines to change or discontinue share repurchases or dividend payments.
We are a holding company, and we are dependent upon cash flow from subsidiaries and joint ventures to meet our obligations.
We currently conduct our operations through our subsidiaries and joint ventures, and our operating income and cash flow are generated by such entities. As a result, cash we obtain from our subsidiaries is and, to a lesser extent, our joint ventures are the principal source of funds necessary to meet our debt service obligations. Unless they are guarantors of our debt, such entities do not have any obligation to pay amounts due on our debt or to make funds available for that purpose. Contractual provisions or laws, as well as such entities’ financial condition, and operating requirements, may also limit our ability to obtain the cash that we require to pay our debt service obligations. Applicable tax laws may also subject such payments to us by such entities to further taxation.

U.S. tax authorities may treat us as a "passive foreign investment company" for U.S. federal income tax purposes, which may have adverse tax consequences for U.S. shareholders.
A foreign corporation will be treated as a "passive foreign investment company" ("PFIC"), for U.S. federal income tax purposes for a particular taxable year if either (1) at least 75% of its gross income for such taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation’s assets held during such taxable year produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For the purposes of these tests, income derived from the performance of services does not constitute "passive income." As discussed further below, U.S. shareholders of a foreign corporation that is treated as a PFIC for any taxable year during their holdings period are subject to certain adverse U.S. federal income tax consequences including a disadvantageous U.S. federal income tax regime with respect to certain distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
Based on the current and anticipated valuation of our assets, including goodwill, and composition of our income and assets, we expect that we will not be treated as a PFIC for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. Our position is based on valuations and projections regarding our assets and income. While we believe these valuations and projections to be accurate, such valuations and projections may not continue to be accurate. Moreover, the determination as to whether we are a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and is not determinable until after the end of such taxable year. Further, we have not sought a ruling from the United States Internal Revenue Service, or IRS, on this matter, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, the nature of our operations may change in the future, and if so, we may not be able to avoid PFIC status in the future.
If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders may face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended, (the "Code") (which election could itself have adverse consequences for such shareholders, as further discussed under Item 10 - "Additional Information - E. Taxation"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions they receive from us and upon any gain from the disposition of Shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of Shares. In the event that our shareholders face adverse U.S. federal income tax consequences as a result of investing in Shares, this could adversely affect our ability to raise additional capital through the equity markets. See Item 10 - "Additional Information - E. Taxation" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.
Investors are encouraged to consult their own tax advisers concerning the overall tax consequences of the ownership and disposition of Shares arising in an investor’s particular situation under U.S. federal, state, local or foreign law.
We may recognize impairments on long-lived assets and intangible assets or recognize impairments on our equity method investments.
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
We may face financial losses in the future due to a range of factors such as a decline in demand for offshore drilling rigs. The offshore drilling industry has historically been cyclical, and we have experienced periods where rigs have been idle or underused for long periods where there has been a surplus of available drilling rigs. Additionally, during such periods, we have been required to reduce dayrates to remain competitive. Future decreases in demand for our rigs, or other adverse events, could lead to impairment charges.
In addition, the fair market value of our drilling rigs may decrease further if the offshore drilling industry suffers adverse developments in the future. The fair market value of the drilling rigs that we currently own, or may acquire in the future, may increase or decrease depending on a number of factors, including:
•the general economic and market conditions affecting the offshore contract drilling industry, including competition from other offshore contract drilling companies;
•the types, sizes and ages of drilling rigs;
•the supply and demand for drilling rigs;
•the costs of newbuild drilling rigs;
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
As a result of our international operations, we are exposed to fluctuations in foreign exchange rates due to revenues being received and operating expenses paid in currencies other than U.S. dollars. Accordingly, we may experience currency exchange losses if we have not adequately hedged our exposure to a foreign currency, or if revenues are received in currencies that are not readily convertible (e.g., Brazilian real, Angola Kwanza). There is no guarantee that our future operating results will not be adversely impacted by fluctuations in currency exchange rates. We may also be unable to repatriate revenues because of a shortage of convertible currency available in the country of operation, controls over currency exchange or controls over the repatriation of income or capital.
A change in tax laws in any country in which we operate could result in higher tax expense.
We conduct our operations through various subsidiaries in countries throughout the world. Tax laws, regulations and treaties are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, regulations and treaties in and between the countries in which we operate, including treaties between the United States and other countries. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, regulations or treaties, including those in and involving the United States, and the OECD’s Base Erosion and Profit Shifting 2.0 initiative, Pillar 2, and rules introduced by countries in response to Pillar 2 (such as Bermuda corporate income tax), or in the valuation of our deferred tax assets, which is beyond our control, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings.
The United States enacted the Inflation Reduction Act of 2022 (the "Inflation Reduction Act") on August 16, 2022. This law imposes, among other things, a 15% corporate alternative minimum tax on the adjusted financial statement income of certain corporations, and a 1% excise tax on certain corporate stock repurchases occurring after December 31, 2022. While we believe these tax law changes have no immediate effect on us and are not expected to have a material adverse effect on our results of operations going forward, it is unclear how they will be implemented by the U.S. Department of Treasury and what, if any, impact they will have on our tax rate. We will continue to evaluate the impact of the Inflation Reduction Act as further information becomes available.
Further, on December 27, 2023, Bermuda enacted the Corporate Income Tax Act 2023 (the "CIT Act"). Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least EUR750 million for two of the four previous fiscal years. If Bermuda constituent entities of a multi-national group are subject to tax under the CIT Act, such tax is charged at a rate of 15% of the net taxable income of such constituent entities as determined in accordance with and subject to the adjustments set out in the CIT Act (including in respect of foreign tax credits applicable to the Bermuda constituent entities). No tax is chargeable under the CIT Act until tax years starting on or after January 1, 2025. In addition, the CIT Act includes transition rules including carryforward tax losses incurred in the five fiscal years preceding the effective date or increases in the tax basis of assets and liabilities. The CIT Act also provides relief from double taxation via foreign tax credit based on the adjusted amount of foreign taxes accrued by the group. We do not expect the CIT Act to have a material adverse effect on our results of operations going forward but will continue to assess as additional clarification becomes available.
A loss of a major tax dispute or a successful tax challenge to our operating structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries could result in higher taxes on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.
Our tax returns are subject to review and examination. We do not recognize the benefit of income tax positions we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges our operational structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries; or if the terms of certain double tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, our taxes on our worldwide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected. For additional information on tax assessments and claims issued, refer to Note 13 – "Taxation" to the Consolidated Financial Statements.
Regulatory and Legal Risks
The issuance of share-based awards may dilute investors’ holding of Shares, and substantial sales of or trading in Shares could occur, which could cause the price of Shares to be adversely affected.
The Board and our shareholders have adopted and approved the Management Incentive Plan (as defined herein) under which awards may be made to certain members of Seadrill’s Board of Directors, management and other leading employees. As of December 31, 2023, there were a total of 660,436 awards subject to service or external market conditions ("RSUs") and 100,494 awards subject to internal performance conditions ("PSUs") outstanding under the Management Incentive Plan. Vested awards may be settled in cash or Shares at the election of the Joint Nomination and Remuneration Committee. As of the date of this filing, 2,892,987 Shares remain available for issuance, with respect to awards that have been or may be granted from time to time under the Management Incentive Plan.
In addition, a limited number of shareholders own a substantial portion of Shares. Sales of a substantial number of Shares in the public markets, or even the perception that these sales might occur, could impair our ability to raise capital for our operations through a future sale of, or pay for acquisitions using, our equity securities. We may issue Shares or other securities from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of Shares, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those Shares or other securities in connection with any such acquisitions and investments. For example, in connection with the Merger, we issued a significant number of Shares as consideration and granted registration rights to certain recipients thereof, pursuant to which we have filed a registration statement with the SEC to facilitate potential future sales of such Shares by them. We cannot predict the effect that future sales of Shares will have on the price at which Shares trade or the size of future issuances of Shares or the effect, if any, that future issuances will have on the market price of Shares. Sales of substantial amounts of Shares, or the perception that such sales could occur, may adversely affect the trading price of the Shares.
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
We likely will lose our foreign private issuer status in the United States in the future, which may result in additional costs and expenses relating to regulatory and stock exchange compliance.
As a foreign private issuer, (i) we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers and (ii) we are permitted to adopt certain home country practices in relation to our corporate governance matters that may differ significantly from the NYSE corporate governance listing standards, among other accommodations. In connection with the closing of our London, England office and consolidation of our corporate offices in Houston, Texas, or otherwise, we likely will no longer be a foreign private issuer as of June 30, 2024, the determination date. When we lose our status as a foreign private issuer, we would be required to comply, starting January 1, 2025, with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. The regulatory and compliance costs to us under U.S. securities laws and NYSE rules, in each case applicable to listed companies that are not foreign private issuers, may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that the loss of foreign private issuer status would increase our legal and financial compliance costs and is likely to make some activities highly time consuming and costly.
Legislation enacted in Bermuda as to Economic Substance may affect our operations
Pursuant to the Economic Substance Act 2018 (as amended) and related regulations (the "ESA"), which came into force on January 1, 2019, a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda ("non-resident entity") that carries on as a business any one or more of the "relevant activities" referred to in the ESA must comply with economic substance requirements. The ESA may require in-scope Bermuda entities which are engaged in such "relevant activities" to be directed and managed in Bermuda, have an adequate level of qualified employees in Bermuda, incur an adequate level of annual expenditure in Bermuda, maintain physical offices and premises in Bermuda or perform core income-generating activities in Bermuda. The list of "relevant activities" includes carrying on any one or more of the following activities: banking, insurance, fund management, financing and leasing, headquarters, shipping, distribution and service center, intellectual property and holding entities. An in-scope Bermuda entity that carries on a relevant activity is obliged under the ESA to file a declaration with the Bermuda Registrar of Companies on an annual basis containing certain information. The ESA could affect the manner in which we (or any of our Bermuda subsidiaries) operate our business, which could adversely affect our business, financial condition and operating results. If we were required to satisfy economic substance requirements in Bermuda but failed to do so, we could face automatic disclosure to competent authorities in the European Union of the information filed by the entity with the Bermuda Registrar of Companies in connection with the economic substance requirements and may also face financial penalties, restriction or regulation of its business activities and may be struck off as a registered entity in Bermuda.
We may be subject to litigation, arbitration, other proceedings and regulatory investigations that could have an adverse effect on us.
We are currently involved in various litigation and arbitration matters, and we anticipate that we will be involved in dispute matters from time to time in the future. The operating and other hazards inherent in our business expose us to disputes, including claims for personal injury, worker health and safety matters, environmental and climate change litigation, contractual disputes with customers or lessors of rigs that we have leased, or may in the future lease, intellectual property and patent disputes, tax or securities disputes, regulatory investigations and maritime lawsuits, including the possible arrest of our drilling units. We cannot predict, with certainty, the outcome or effect of any claim or other dispute matters, or a combination of these. If we are involved in any future disputes, or if our positions concerning current disputes are found to be incorrect, there may be an adverse effect on our business, financial position, operating results and available cash, because of potential negative outcomes, the costs associated with asserting our claims or defending such lawsuits or proceedings, and the diversion of management’s attention to these matters. For additional information on litigation matters that we are currently involved in, please see Item 8 - "Financial Information - A. Consolidated Statements and Other Financial Information - Legal Proceedings".

ITEM 4.INFORMATION ON THE COMPANY
A.HISTORY AND DEVELOPMENT OF THE COMPANY
1) Company Details
Seadrill Limited (previously known as "Seadrill 2021 Limited") (the "Successor"), is an exempted company limited by shares incorporated under the laws of Bermuda and in accordance with the Bermuda Companies Act 1981 (the "Bermuda Companies Act"). It was incorporated on October 15, 2021, under the name Seadrill 2021 Limited. On the Effective Date it became the ultimate parent holding company of the Seadrill Limited group of companies (the "Group") , at which point its name was changed to Seadrill Limited. The Company is registered with the Bermuda Registrar of Companies under registration number 202100496.
From July 2, 2018, to the Effective Date, the ultimate parent holding company of the Group was Seadrill Limited, an exempted company limited by shares incorporated under the laws of Bermuda on March 14, 2018 with registration number 53439 ("Old Seadrill Limited" or the "Predecessor").
Old Seadrill Limited was previously listed under the symbol "SDRL" on the NYSE and the OSE. On June 19, 2020, it was delisted from the NYSE and traded on the OTC Pink Market under the symbol "SDRLF". Following the Effective Date, trading of Old Seadrill Limited’s shares was suspended on both exchanges.
On April 28, 2022, Seadrill Limited completed a listing of its Shares on Euronext Expand. On October 11, 2022, Seadrill Limited received approval to relist its Shares on the NYSE under the ticker symbol "SDRL". The Shares commenced trading on October 14, 2022. Following the listing on the NYSE, the status of Seadrill Limited’s listing on the Euronext Expand market of the OSE was changed from a primary to a secondary listing.
On November 17, 2022, the Shares were moved from the Euronext Expand market to the main list of the OSE.
As of the date of this report, Seadrill Limited’s principal executive office is at 11025 Equity Dr., Ste. 150, Houston, Texas 77041 United States of America. Telephone: +1 (713) 329 1150. The Group’s website address is www.seadrill.com. Seadrill’s agent for service of process in the United States is Todd Strickler at 11025 Equity Dr., Ste. 150, Houston, Texas 77041 United States of America.
2) Significant developments since January 1, 2023
This section outlines significant events in the development of our business from the beginning of our last full financial year until the issue date of this report.
i. Disposal of Paratus Energy Services Ltd
On September 30, 2022, Seadrill entered into share purchase agreements under which it would sell its entire 35% shareholding in PES and certain other interests. PES is the entity through which investments in the SeaMex Group, Seabras Sapura, and Archer are held. The sale closed on February 24, 2023 for total consideration of $44 million. As the total consideration received approximated the book value disposed, a minor gain was recognized in the Consolidated Statement of Operations. In connection with the disposal, on March 14, 2023, we provided each of PES and SeaMex Holdings with a termination notice regarding (i) the Paratus MSA and (ii) the SeaMex MSA, respectively. The Paratus MSA terminated on November 30, 2023, and the SeaMex MSA terminated on November 17, 2023. The termination of the Paratus MSA and the SeaMex MSA did not have a material impact on the Company's financial results.
ii. Prepayments under second lien facility
On February 10, 2023, Seadrill made a voluntary prepayment of $118 million under its secured second lien debt facility (the "Second Lien Facility"). The payment was comprised of $110 million in debt principal, $6 million in exit fee, and $2 million in accrued interest.
On March 15, 2023, Seadrill made a further voluntary prepayment of $44 million under the Second Lien Facility. The payment was comprised of $40 million in debt principal, $2 million in exit fee, and $2 million in accrued interest. Also on March 15, 2023, Seadrill made a scheduled amortization payment of $3 million, in addition to $1 million in associated accrued interest and exit fee, under the Second Lien Facility.
On June 15, 2023, Seadrill made a further scheduled amortization payment of $2 million under the Second Lien Facility.
The debt was fully prepaid in July 2023. Refer to point v. Refinancing of secured debt ; new secured debt facility below for further details.
iii. Aquadrill acquisition
On December 22, 2022, Seadrill entered into the Agreement and Plan of Merger (the "Merger Agreement") by and among Seadrill, Aquadrill (formerly Seadrill Partners) and Seadrill Merger Sub, LLC, a Marshall Islands limited liability company ("Merger Sub"), pursuant to which Merger Sub merged with and into Aquadrill, with Aquadrill surviving the merger as a wholly owned subsidiary of Seadrill (the "Merger"). On April 3, 2023 (the "Closing Date"), Seadrill completed the Merger. In connection with the Merger, Seadrill issued approximately 29.9 million Shares to Aquadrill unitholders and equity award holders, as well as the Chief Executive Officer of Aquadrill, representing approximately 37% of the post-Merger issued and outstanding Shares. As a result of the Merger, Seadrill acquired Aquadrill’s four drillships, one semi-submersible and three tender-assist units. Refer to Note 31 – "Business combinations" for further details.
iv. Disposal of tender-assist units
Seadrill acquired three tender-assist units (T-15, T-16, and West Vencedor) through the Aquadrill acquisition on the Closing Date. Sale and purchase agreements for these assets were executed on May 19, 2023, with an agreed aggregate sale price of $84 million. The sale completed on July 28, 2023. As the total consideration received approximated the book value disposed, a minor gain was recognized in the Consolidated Statement of Operations.

v. Refinancing of secured debt ; new secured debt facility
In July 2023, Seadrill issued $500 million in aggregate principal amount of 8.375% Senior Secured Second Lien Notes due 2030. Subsequently, in August 2023, Seadrill issued an additional $75 million in aggregate principal amount of 8.375% Senior Secured Second Lien Notes due 2030 (the "Incremental Notes"), maturing on August 1, 2030 (together, the "Notes"). The Incremental Notes were issued at 100.75% of par.
The net proceeds from the issuance of the Notes were used to: (i) prepay in full the outstanding amounts under our then-existing secured debt facilities and (ii) pay fees associated with exiting such secured debt facilities. A total of $187 million was paid to satisfy the First Lien Facility (as defined herein), including principal, interest, and exit fees, along with an additional make-whole payment of $10 million. The Second Lien Facility was completely repaid with a total payment of $123 million, which covered principal, interest, and exit fees. The remainder of the net proceeds will be used for general corporate purposes.
Please refer to Note 20 – "Debt" for further details on this refinancing.
Also in July 2023, the Company entered into a new $225 million, 5-year Senior Secured Revolving Credit Agreement (the "New Credit Agreement"). Seadrill Finance is the borrower under the New Credit Agreement, and the revolving credit facility (the "Revolving Credit Facility") is secured by first priority liens on substantially all of the Company’s rigs and related assets, other than non-core assets. The Company and certain of its subsidiaries that own collateral or are otherwise material guarantee the obligations under the New Credit Agreement. The Revolving Credit Facility permits borrowings of up to $225 million in revolving credit for working capital and other corporate purposes and includes an "accordion feature" allowing Seadrill to increase this limit by up to an additional $100 million, subject to agreement from the lenders. It also includes a provision for issuing letters of credit up to $50 million. The Revolving Credit Facility incurs interest at a rate equal to a specified margin plus the secured overnight financial rate ("SOFR"). In addition, Seadrill is required to pay a quarterly commitment fee on any unused portion of the revolving credit.
vi. Capital allocation framework and share repurchase program
In July 2023, in connection with the issuance of the Notes, Seadrill announced capital allocation principles designed to prioritize a conservative capital structure and liquidity position, focused capital investment in its fleet, and returns to shareholders.
On August 14, 2023, the Board of Directors authorized a share repurchase program, which was announced on August 15, 2023, under which the Company could purchase up to $250 million of its outstanding common shares. On November 27, 2023, the Board of Directors authorized, and the Company announced, an increase in the Company's aggregate share repurchase authorization, allowing the Company to repurchase up to an additional $250 million of its outstanding common shares, taking the aggregate authorization to $500 million. The repurchase program does not have a fixed expiration, and may be modified, suspended or discontinued at any time. Shares may be repurchased at any time and from time to time under the program in open market purchases, privately negotiated purchases, block trades, tender offers, accelerated share repurchase transactions or other derivative transactions, through the purchase of call options or the sale of put options, or otherwise, or by any combination of the foregoing. The Company is under no obligation to purchase any Shares in respect of the repurchase program. The manner, timing, pricing and amount of any repurchases may be based upon a number of factors, including market conditions, the Company’s financial position and capital requirements, financial conditions, competing uses for cash, statutory solvency requirements, the restrictions in the Company’s debt agreements and other factors.
On December 5, 2023, the Company completed its purchases under the initial authorization, having repurchased an aggregate of 5,817,579 Shares on the NYSE and the OSE, with a weighted average share price of $42.97, equal to the total of $250 million. On December 20, 2023, such repurchased Shares were canceled and returned to authorized but unissued status. Under the additional authorization, during December 2023, Seadrill repurchased 343,619 Shares on the NYSE and the OSE, with a weighted average share price of $45.68. Refer to Item 16E - "Purchasers of Equity Securities by the Issuer and Affiliated Purchasers" and Note 23 – "Common shares" for further details.
For the period from January 1, 2024 through March 22, 2024, Seadrill repurchased approximately 2.5 million additional Shares on the NYSE and the OSE, with a weighted average share price of $44.94. Please refer to Note 32 – "Subsequent events" for further details.
vii. Update on potential sale of Qatar jackup fleet
On June 26, 2023, Seadrill announced that it was engaged in discussions to sell its Qatar jackup fleet and related Gulfdrill joint venture interest as part of Seadrill’s ongoing strategy to divest of non-core assets at an acceptable level of consideration in the context of prevailing market conditions. While we continue to have discussions with potential purchasers for these assets, we cannot predict when or if we will be able to complete a sale.
viii. Closure of London office
In September 2023, we announced a proposal to consolidate our corporate offices in Houston and close the London office and, on October 19, 2023, decided to proceed with this relocation. It is anticipated the London office will close by March 31, 2024. Other locations will not be affected by this decision.

3) Capital expenditures
Our capital expenditures primarily relate to (i) upgrades to our existing drilling units, including capital expenditures associated with reactivating cold stacked units, and (ii) costs incurred on major maintenance, survey, upgrade or other regulatory projects. We have summarized capital expenditures for the periods covered by this annual report in the table below.

(In $ millions)	Successor		Predecessor
Summary of capital expenditures	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
Additions to drilling units and equipment	(101)	(131)	(18)	(29)
Payments for long-term maintenance	(108)	(83)	(2)	(55)
Total capital expenditure	(209)	(214)	(20)	(84)
4) Further information
The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may find additional information on Seadrill on that site. The address of that site is http://www.sec.gov.
Investors should note that we announce material financial information in SEC filings, press releases and public conference calls. Based on guidance from the SEC, we may use the Investors section of our website (www.seadrill.com) to communicate with investors. It is possible that the financial and other information posted there could be deemed to be material information. The information on our website is not part of, and is not incorporated into, this annual report.
B.BUSINESS OVERVIEW
1) Introduction
We are an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of drillships, semi-submersible rigs, and jackup rigs for operations in shallow to ultra-deepwater in both benign and harsh environments. We contract our drilling units to drill wells for our customers on a dayrate basis. Our customers include oil super-majors, state-owned national oil companies, and independent oil and gas companies. In addition, we provide management services to certain affiliated entities.
As of December 31, 2023, we owned a total of 19 drilling rigs, of which 15 were operating (inclusive of three leased to the Gulfdrill joint venture and one leased to the Sonadrill joint venture), three were cold stacked and one was warm stacked. The 15 operating units include ten floaters (comprising seven 7th generation drillships and three 6th generation drillships), two harsh environment units (comprising one semi-submersible unit and one jackup) and three jackups. In addition to our owned assets, as of December 31, 2023, we managed two rigs owned by Sonangol.
We are recognized for providing high quality operations, in some of the most challenging sectors of offshore drilling. As of December 31, 2023, we employed approximately 2,500 employees across the globe. We are incorporated in Bermuda and have worldwide operations based on where activities are conducted in the global oil and gas industry.
2) Our Fleet
Our relatively modern fleet, amongst the youngest in the industry, is well positioned compared with other major offshore drillers. As of December 31, 2023, our owned fleet was 19 drilling units which included ten drillships, four semi-submersible rigs and five jackup rigs. For additional information on our drilling units and newbuildings refer to Item 4D - "Property, Plant and Equipment".
We categorize the drilling units in our fleet as (i) floaters, (ii) jackups and (iii) harsh environment. This is further explained below.
a) Floaters
i.Drillships:
Drillships are self-propelled ships equipped for drilling offshore in water depths ranging from 1,000 to 12,000 feet and are positioned over the well through a computer-controlled thruster system. Drillships are suitable for drilling in remote locations because of their mobility and large load-carrying capacity. Depending on the country of operation, drillships operate with crews of 120 to 160 people.
ii.Semi-submersible drilling rigs:
Semi-submersibles consist of an upper working and living quarters deck connected to a lower hull consisting of columns and pontoons. Such rigs operate in a "semi-submerged" floating position, in which the lower hull is below the waterline and the upper deck protrudes above the surface. The rig is situated over a wellhead location and remains stable for drilling in the semi-submerged floating position, due in part to its wave transparency characteristics at the water line.
Semi-submersible rigs can be either moored or dynamically positioned. Moored semi-submersible rigs are positioned over the wellhead location with anchors and typically operate in water depths ranging up to 1,500 feet. Dynamically positioned semi-submersible rigs are positioned over the wellhead location by a computer-controlled thruster system and typically operate in water depths ranging from 1,000 to 10,000 feet. Depending on the country of operation, semi-submersible rigs generally operate with crews of 110 to 130 people.

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
iv. Long-term, enduring customer relationships
We have strong relationships with our customers that are based on trust in our people, operational track record and the quality and reliability of our assets. Our customers include oil super-majors, state-owned national oil companies and independent oil and gas companies.
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
ii.Right rigs
Having the right rigs in the right regions allows us to offer a range of assets to suit the diverse and specific needs of our customers, while positioning ourselves for future growth in the industry. Our modern fleet with key technological upgrades offers superior technical capabilities, resulting in high operational reliability.
iii.Strong relationships
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

6) Markets
Our operations are geographically dispersed in oil and gas exploration and development areas throughout the world. We operate in a single, global offshore drilling market, as our drilling rigs are mobile assets and are able to be moved according to prevailing market conditions. For details of our revenues and fixed assets by geography, refer to Note 7 – "Segment information" to the Consolidated Financial Statements included herein.
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
8) Customers
Our customers include oil super-majors, state-owned national oil companies and independent oil and gas companies. In addition, we provide management services to certain affiliated entities. For an analysis of our most significant customers, refer to Note 7 – "Segment information" to the Consolidated Financial Statements included herein.
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
11) Risk of Loss and Insurance
Our operations are subject to hazards inherent in the drilling of oil and gas wells which could cause personal injury, suspend drilling operations, or seriously damage or destroy the equipment involved. Offshore drilling contractors are also subject to hazards particular to marine operations, including capsizing, grounding, collision and loss or damage from severe weather. Our rig insurance package policy provides insurance coverage for physical damage to our rigs, loss of hire for our working rigs and third-party liability.
i.Physical Damage Insurance
We purchase hull and machinery insurance to cover for physical damage to our drilling rigs. We retain the risk, through self-insurance, for the deductibles relating to physical damage insurance on our drilling unit fleet.
ii.Loss of Hire Insurance
We also have insurance to cover loss of revenue for certain of our operational rigs in the event of extensive downtime caused by physical damage with industry standard deductibles on a per event and aggregated per year. We retain the risk related to any loss of hire exceeding the maximum days of insurance cover permitted under the insurance policy.
iii.Protection and Indemnity Insurance
We also purchase Protection and Indemnity insurance ("P&I") and excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling rigs to cover claims of up to $500 million and $700 million in the United States per event and in the aggregate..
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
i.Flag State Requirements
All our drilling units are subject to regulatory requirements of the flag state where the drilling unit is registered. The flag state requirements are international maritime requirements and, in some cases, further interpolated by the flag state itself. These include engineering, safety and other requirements related to the maritime industry. In addition, each of our drilling units must be "classed" by a classification society. The classification society certifies that the drilling rig is "in-class," signifying that such drilling rig has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the flag state and the international conventions of which that country is a member. Maintenance of class certification requires expenditure of substantial sums and can require taking a drilling unit out of service from time to time for repairs or modifications to meet class requirements. Our drilling units must generally undergo class surveys annually and a renewal survey once every five years. In addition, for some of the internationally-required class certifications, such as the Code for the Construction and Equipment of Mobile Offshore Drilling Units (the "MODU Code") certificate, the classification society will act on a flag state’s behalf. The classification society can also act on behalf of the flag state for survey and issue of international certification. Port states can also impose stricter regimes than the flag state when the drilling unit is operating in their territorial waters.
ii.International Maritime Regimes
Applicable international maritime regime requirements include, but are not limited to, the International Convention on Civil Liability for Bunker Oil Pollution Damage, the International Convention for the Safety of Life at Sea of 1974, as from time to time amended, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, the MODU Code, and the International Convention for the Control and Management of Ships’ Ballast Water and Sediments of 2004, as from time to time amended (the "BWM Convention"). These various conventions regulate air emissions and other discharges to the environment from, and safety matters related to, our drilling units worldwide, and we may incur costs to comply with these regimes and continue to comply with these regimes as they may be amended in the future. In addition, these conventions impose liability for certain discharges, including strict liability in some cases. For details of these laws and regulations, refer to Item 3 - "Key Information - D. Risk Factors - Risks Relating to Our Company and Industry - We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business".
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
iii.Environmental Laws and Regulations
Applicable environmental laws and regulations include the U.S. Oil Pollution Act, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act, the U.S. Clean Water Act, the U.S. Clean Air Act, U.S. Maritime Transportation Safety Act, European Union regulations, including the EU Directive 2013/30 on the Safety of Offshore Oil and Gas Operations, and Brazil’s National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Federal Law (9966/2000) relating to pollution in Brazilian waters. These laws govern the discharge of materials into the environment or otherwise relate to pollution or protection of the environment and natural resources. In certain circumstances, these laws may impose strict, joint and several liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part. Implementation of new environmental laws or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs or limit the operational capabilities of our drilling units and could materially and adversely affect our operations and financial condition. For details of these laws and regulations, refer to Item 3 - "Key Information - D. Risk Factors - Risks Relating to Our Company and Industry - We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business".
iv.Safety Requirements
Our operations are subject to special safety regulations relating to drilling and to the oil and gas industry in many of the countries where we operate. The United States undertook substantial revision of safety regulations applicable to our industry following the 2010 Deepwater Horizon Incident, in which we were not involved. Other countries also have undertaken or are undertaking a review of their safety regulations related to our industry. These safety regulations may impact our operations and financial results by adding to the costs of exploring for, developing and producing oil and gas in offshore settings. For instance, on August 23, 2023, the Bureau of Safety and Environmental Enforcement ("BSEE") published a final rule that revised well control regulations developed in aftermath of the Deepwater Horizon Incident, which established more stringent design requirements and operational procedures for critical well control equipment used in offshore oil and gas drilling and BSEE has also implemented a risk-based inspection program for offshore facilities. Also, on June 30, 2023, the Bureau of Ocean Energy Management ("BOEM") published a proposed rule that would impose more stringent supplemental financial assurance requirements for the decommissioning of offshore wells, platforms and pipelines, which is currently scheduled for adoption in 2024. These regulations may result in additional costs for us. The EU also undertook a significant revision of its safety requirements for offshore oil and gas activities following the Deepwater Horizon Incident through the issue of the EU Directive 2013/30 on the Safety of Offshore Oil and Gas Operations. These and other future safety and environmental laws and regulations regarding offshore oil and gas exploration and development may increase the cost of our operations, lead our customers to not pursue certain offshore opportunities and result in additional downtime for our drilling units. In addition, if material spill events similar to the Deepwater Horizon Incident were to occur in the future, or if other environmental or safety issues were to cause significant public concern, the United States or other countries could elect to, again, issue directives to cease drilling activities in certain geographic areas for lengthy periods of time.
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
C.ORGANIZATIONAL STRUCTURE
1) Consolidated Subsidiaries
A full list of our significant management, operating and rig-owning subsidiaries as of December 31, 2023 is included as Exhibit 8.1 to this annual report, and is incorporated by reference herein. All subsidiaries are, indirectly or directly, wholly-owned by us.
2) Investments in Non-Consolidated Entities
In addition to owning and operating our offshore drilling units through our subsidiaries, we also had investments in other offshore drilling and oil services companies as of December 31, 2023. Below are our significant equity investments:
i. Gulfdrill
Seadrill owns a 50% stake in Gulfdrill, a joint venture that operates five premium jackups in Qatar with Qatargas. The remaining 50% interest is owned by Gulf Drilling International ("GDI"), which manages all five rigs. Three of Seadrill's jackup rigs are leased to the joint venture, namely the West Castor, West Telesto, and West Tucana through a bareboat charter arrangement on a fixed dayrate basis. The two additional units are leased from a third-party shipyard and all costs associated with these units are borne by Gulfdrill.

ii. Sonadrill
Sonadrill is a joint venture that, as of December 31, 2023, operated three drillships focusing on opportunities in Angolan waters. Seadrill owns a 50% stake in Sonadrill, with the remaining 50% interest owned by Sonangol EP ("Sonangol"). Both companies initially committed to charter two units each into the joint venture. As of December 31, 2023, Sonadrill leased three drillships, including the Libongos and Quenguela from Sonangol, and the West Gemini from Seadrill. Seadrill manages all three units for the joint venture.
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
For further information on our investments in non-consolidated entities, refer to Note 17 – "Investment in associated companies" to the Consolidated Financial Statements included herein.
D.PROPERTY, PLANT AND EQUIPMENT
In this section, we provide details of our major categories of property, plant and equipment. We have categorized our assets as (i) drilling units and (ii) equipment. You can find further information in the notes to the Consolidated Financial Statements included in this report. For details on drilling units and equipment refer to Note 18 – "Drilling units" and Note 19 – "Equipment", respectively, to the Consolidated Financial Statements included herein.
1) Drilling units
The following table, presented as of December 31, 2023, provides certain specifications for our drilling rigs. Unless otherwise noted, the stated location of each rig indicates either the drilling location as of December 31, 2023, if the rig was operating, or the next operating location, if the rig was mobilizing for a new contract.
Owned fleet

Unit	Rig type	Year built	Water depth (feet)	Drilling depth (feet)	Location as of December 31, 2023	Estimated month of rig availability
West Phoenix	Semi-submersible	2008	10,000	30,000	Norway	September 2024
West Aquarius	Semi-submersible	2009	10,000	30,000	Norway	Available
West Eclipse	Semi-submersible	2011	10,000	40,000	Namibia	Available
Sevan Louisiana	Semi-submersible	2013	10,000	40,000	USA	Available
West Capella	Drillship	2008	10,000	35,000	Indonesia	November 2024
West Gemini	Drillship	2010	10,000	35,000	Angola	June 2025
West Tellus	Drillship	2013	12,000	40,000	Brazil	February 2026
West Neptune	Drillship	2014	12,000	40,000	USA	June 2025
West Jupiter	Drillship	2014	12,000	40,000	Brazil	December 2025
West Saturn	Drillship	2014	12,000	40,000	Brazil	November 2026
West Carina	Drillship	2015	12,000	40,000	Brazil	December 2025
West Polaris	Drillship	2008	10,000	38,000	India	February 2024
West Auriga	Drillship	2013	12,000	38,000	USA	March 2024
West Vela	Drillship	2013	12,000	38,000	USA	September 2024
West Castor	Jackup	2013	400	30,000	Qatar	May 2026
West Tucana	Jackup	2013	400	30,000	Qatar	September 2025
West Telesto	Jackup	2013	400	30,000	Qatar	June 2025
West Prospero	Jackup	2007	400	30,000	Malaysia	Available
West Elara	Jackup	2011	450	40,000	Norway	April 2028
2) Office and Equipment
We lease offices and other properties in several locations including Stavanger in Norway, Houston in the United States, Rio de Janeiro in Brazil, and Liverpool and London in the United Kingdom. Our Consolidated Balance Sheet includes office equipment, IT equipment and leasehold improvements held in these locations. As previously announced, we are in the process of closing our London, England office and consolidating our corporate offices in Houston, Texas.
ITEM 4A.UNRESOLVED STAFF COMMENTS
None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS
In this section, we present management’s discussion and analysis of results of operations and financial condition. It should be read in conjunction with our Consolidated Financial Statements and accompanying notes thereto included herein. You should also carefully read the following sections of this annual report entitled "Cautionary Statement Regarding Forward-Looking Statements," Item 3 - "Key Information - A. Selected Financial Data", Item 3 - "Key Information - D. Risk Factors" and Item 4 - "Information on the Company".
Our Consolidated Financial Statements have been prepared in accordance with US GAAP and are presented in U.S. dollars unless otherwise indicated. We refer you to the notes to the Consolidated Financial Statements for a discussion of the basis on which the Consolidated Financial Statements are prepared.
1) Introduction
We are an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. For a detailed description of our business please read Item 4B - "Business Overview".
2) Acquisition of Aquadrill LLC
On April 3, 2023, Seadrill completed the acquisition of Aquadrill. Refer to Note 31 – "Business combinations" for further details.
As a result of the Merger, Seadrill acquired Aquadrill’s four drillships, one semi-submersible and three tender-assist units. On May 19, 2023, Seadrill entered into definitive sale and purchase agreements to sell the three tender-assist units, acquired in the Merger. The sale completed on July 28, 2023.
In connection with this acquisition, the Company incurred $24 million and $3 million of merger and integration expenses during the year ended December 31, 2023 and for the period from February 23, 2022 through December 31, 2022 (Successor), respectively. In addition, the Company incurred $4 million of issuance costs which have been reflected against the fair value of the Shares as a reduction to Additional paid-in capital in the Consolidated Statements of Changes in Shareholders' Equity.
We used a convenience date of April 1, 2023 (the "Convenience Date") to account for this acquisition and have recorded activity from the Convenience Date in Seadrill's annual results.
The Merger is accounted for as a business combination under the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") Topic 805, Business Combinations, with Seadrill being treated as the accounting acquirer. The assets acquired and liabilities assumed were recorded on Seadrill’s consolidated balance sheet at their respective fair values. As a result of the acquisition, drilling units at a value of $1,252 million were recorded on the Seadrill balance sheet as well as intangible assets and liabilities related to drilling and management service contracts that had favorable and unfavorable terms compared to the current market at the Closing Date. The Company recorded the fair value adjustment for the off-market contract liabilities and assets to "Other current liabilities", "Other current assets", and "Other non-current assets" in the amounts of $49 million, $6 million, and $1 million, respectively.
On closing of the merger, Seadrill assumed arrangements related to the management of the former Aquadrill rigs governed by management service agreements ("MSAs").
Under the MSAs, former Aquadrill rigs are chartered to an MSA Manager, who contracts with a third-party customer to provide drilling services. The MSA Manager initially bears all costs required for those services. All revenues from the end customer and all contract expenses are passed on to Seadrill and the MSA Manager charges a fee for the services provided.
We recognize all revenues from the end-customer and all operating expenses incurred by the MSA Manager (and reimbursed by Seadrill), along with all MSA Manager fees. In addition, where the MSA Manager incurs capital or long-term maintenance expenditures under these arrangements, the costs are passed to Seadrill and accounted for as drilling unit additions.
3) Discontinued operations
Disposal of interest in Paratus Energy Services Ltd
In January 2022, Seadrill disposed of 65% of its equity interest in PES. This sale represented a strategic shift in Seadrill's operations, significantly affecting its ongoing operations and financial results. As a result, we reclassified PES as a discontinued operation, and its results were reported separately from Seadrill’s continuing operations in the comparative periods.
Additionally, on September 30, 2022, Seadrill entered into share purchase agreements with certain other existing shareholders of PES to dispose of the remaining 35% shareholding in PES. The sale closed on February 24, 2023.
For further details on the PES disposal, please see Note 30 – "Discontinued Operations" of the accompanying financial statements.
Sale of jackup units in the Kingdom of Saudi Arabia
On September 1, 2022, Seadrill entered into a share purchase agreement with subsidiaries of ADES Arabia Holding Ltd (together, "ADES") for the sale of the entities that own and operate seven jackup units (the "Jackup Sale") in the Kingdom of Saudi Arabia (the "KSA Business"). The Jackup Sale closed on October 18, 2022, with ADES now owning the rigs AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida, and West Leda, as well as the drilling contracts related to the rigs. ADES also now employs the crews operating the rigs in Saudi Arabia.
The sale represented a strategic shift in Seadrill's operations which will have a major effect on its operations and financial results going forward and therefore we reclassified the KSA Business, previously included within our Jackup segment, as a discontinued operation and its results have been reported separately from Seadrill’s continuing operations in all periods. In addition, the assets and liabilities of the KSA Business were reclassified as held for sale as of September 1, 2022. We ceased all depreciation and amortization of held for sale non-current assets at the point they qualified as held for sale.

The sale completed on October 18, 2022. As such there are no assets held for sale, or liabilities associated with assets held for sale, on the year ended December 31, 2023 and December 31, 2022 balance sheets.
For further details on the sale of jackup units, please see Note 30 – "Discontinued Operations" of the accompanying financial statements.
4) Changes to our fleet
The below table shows the number of owned drilling units included in our fleet for each of the periods covered by this report.

	Successor		Predecessor
Drilling units owned	December 31, 2023	December 31, 2022	December 31, 2021
Benign environment drillships	10	6	6
Benign environment semi-submersible rigs	2	2	4
Benign environment jackup rigs	4	4	11
Harsh environment semi-submersible rig	2	1	2
Harsh environment jackup rig	1	1	1
Total drilling units	19	14	24
The increase in our owned fleet in 2023 is due to the acquisition of Aquadrill. The decrease in our owned fleet in 2022 was driven by sales under our rig disposal program and the sale of the jackup rigs to ADES discussed above. For further information on these developments, please refer to Item 4A.
The below table shows the number of managed/leased drilling units included in our fleet for each of the periods covered by this report:

	Successor		Predecessor
Drilling units managed/leased	December 31, 2023	December 31, 2022	December 31, 2021
Managed rigs
Floater	2	2	4
Jackups	—	5	5
Total managed rigs	2	7	9

Leased
Harsh environment - Floaters	—	—	2
Harsh environment - Jackup	—	—	1
Total drilling units	—	—	3
The decrease in managed rigs during 2023 was due to the termination of the SeaMex MSA on November 17, 2023. The decrease in managed rigs during 2022 was due to the termination of management contracts with Aquadrill for West Vela and West Capella.
The decrease in leased rigs during 2022 was due to the return of the West Hercules and West Linus to SFL and the West Bollsta to Northern Ocean.
5) Contract backlog
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
The contract backlog for our fleet was as follows as of the dates specified:

(In $ millions)	Successor		Predecessor
Contract backlog	December 31, 2023	December 31, 2022	December 31, 2021
Drilling contracts	2,612	1,925	2,268
Other	408	390	299
Total	3,020	2,315	2,567
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

We project our December 31, 2023 contract backlog to unwind over the following periods:

(In $ millions)
Contract backlog	Total	2024	2025	2026	Thereafter
Drilling units	2,612	945	821	495	351
Other	408	281	121	6	—
Total	3,020	1,226	942	501	351
The actual amounts of revenues earned and the actual periods during which revenues are earned will differ from the amounts and periods shown in the tables above due to various factors, including shipyard and maintenance, survey, upgrade and regulatory projects, unplanned downtime and other factors that result in lower applicable dayrates than the full contractual operating dayrate. Additional factors that could affect the amount and timing of actual revenue to be recognized include customer liquidity issues and contract terminations, which are available to our customers under certain circumstances.
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
The effects of the Plan and the application of Fresh Start accounting were applied as of February 22, 2022 and the new basis of our assets and liabilities are reflected in our Consolidated Balance Sheet as of December 31, 2023. The related adjustments were recorded in the Consolidated Statement of Operations of the Predecessor as "Reorganization items, net" during the 2022 Predecessor period.
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
The tables included below set out financial information for the year ended December 31, 2023 (Successor), the periods from February 23, 2022 through December 31, 2022 (Successor) and from January 1, 2022 through February 22, 2022 (Predecessor), and the year ended December 31, 2021 (Predecessor).

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
Operating revenues	1,502	843	169	907
Operating expenses	(1,187)	(809)	(134)	(1,012)
Other operating items	14	1	2	(51)
Operating profit/(loss)	329	35	37	(156)
Interest expense	(59)	(98)	(7)	(109)
Reorganization items, net	—	(15)	3,683	(296)
Other financial and non-operating items	47	15	28	(11)
Profit/(loss) before income taxes	317	(63)	3,741	(572)
Income tax expense	(17)	(10)	(2)	—
Income/(loss) from discontinued operations	—	274	(33)	(15)
Net income/(loss)	300	201	3,706	(587)

1) Operating revenues
Operating revenues consist of contract revenues, reimbursable revenues, management contract revenues and other revenues. We have analyzed operating revenues between these categories in the table below:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
Contract revenues (a)	1,154	574	124	663
Reimbursable revenues (b)	32	27	4	35
Management contract revenue (c)	271	203	36	177
Other revenues (d)	45	39	5	32
Total operating revenues	1,502	843	169	907
a) Contract revenues
Contract revenues represent the revenues that we earn from contracting drilling units to customers, primarily on a dayrate basis, and are primarily driven by the average number of rigs under contract during a period, the average dayrates earned and economic utilization achieved by those rigs under contract. We have set out movements in these key indicators of performance in the sections below.
i.Average number of owned or leased rigs on contract
We calculate the average number of rigs on contract by dividing the aggregate days our rigs were on contract during the reporting period by the number of days in that reporting period.
The average number of rigs on contract increased from eight in 2022 to 11 in 2023. The increase is due to fleet additions through the Aquadrill acquisition, which brought in the West Capella, West Vela, West Auriga and West Polaris. There was a further increase from the reactivation of the West Jupiter and West Carina, and a new contract for the West Saturn, in the last quarter of 2022, offset by the return of leased rigs West Linus and West Hercules to SFL in October 2022 and November 2022, respectively.
The average number of rigs on contract increased from seven in 2021 to eight in 2022. The leased rigs, West Bollsta, West Hercules and West Linus, were returned to their owners in February, November and October 2022, respectively. Increased activity for the Sevan Louisiana, West Gemini, West Neptune, West Carina, and West Jupiter were partially offset by decreases for the West Saturn and West Tellus.
ii.Average contractual dayrates
We calculate the average contractual dayrate by dividing the aggregate contractual dayrates during a reporting period by the aggregate number of days for the reporting period.
The average contractual dayrate increased from $241,000 per day in 2022 to $284,000 per day in 2023. The increase is primarily driven by higher contract rates on the rigs acquired from Aquadrill: the West Auriga, West Vela, and West Capella. Higher dayrates were also observed for the West Neptune, with LLOG, and Sevan Louisiana, when it transitioned to a new contract with Talos Production Inc. in August 2022. The rate increase was further supported by the positive mix effect of contract commencements for the West Jupiter, West Tellus and West Carina in Brazil. These improvements were partially offset by the redelivery of the leased rigs, the West Bollsta, West Hercules and West Linus.
The average contractual dayrate increased slightly from $235,000 per day in 2021 to $241,000 per day in 2022, reflecting increased market dayrates for the West Neptune, Sevan Louisiana, and West Hercules. Increases in dayrates as result of contract commencements for the West Gemini, West Jupiter, and West Carina, which were cold or warm stacked during 2021, were offset by lower dayrates for the West Elara in 2022.
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
The decrease in economic utilization to 93% in 2023 from 95% in 2022 was due to planned maintenance on the West Phoenix and Sevan Louisiana in the third quarter of 2023 and downtime for operational events related to blowout preventer reliability and weather related impacts on the West Saturn, West Tellus and West Capella in the second quarter of 2023.
The economic utilization improved by 5% between 2022 and 2021 reflecting improved operational performance and no major downtime events during 2022. In 2021, the West Saturn, West Tellus and Sevan Louisiana had lower utilization due to malfunctioning of subsea equipment.

b) Reimbursable revenues
We generally receive reimbursements from our customers for the purchase of supplies, equipment, personnel and other services provided at their request in accordance with a drilling contract. We classify such revenues as reimbursable revenues. Reimbursable revenues have remained broadly constant over the reporting periods presented in this report.
c) Management contract revenues
Management contract revenues include revenues related to contracts where we are providing management, operational and technical support services and are comprised of revenue from our joint venture, Sonadrill, relating to the Libongos, Quenguela and, since July 1, 2022, the West Gemini, as well as fees earned from SeaMex for managing five jackup units under contract with Pemex in the Gulf of Mexico. The increase in 2023 is due to full year operations of the West Gemini and an inflationary increase in management fees on three Sonadrill rigs from January 1, 2023. The increase in 2022 was due to commencement of Quenguela and novation of the West Gemini to Sonadrill in 2022.
d) Other revenues
Other revenues include the following:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
Leasing revenues (i)	33	24	4	26
Inventory sales (ii)	—	9	—	—
Early termination fees (iii)	—	—	—	6
Other (iv)	12	6	1	—
Other revenues	45	39	5	32
i.Leasing revenues
Revenue earned on the charter of the West Castor, West Telesto and West Tucana to Gulfdrill, one of our joint ventures. The increase is mainly due to an increase in the bareboat charter rate for the West Castor in September 2023. Refer to Note 26 – "Related party transactions" to the Consolidated Financial Statements included herein for further details.
ii. Inventory Sales
Sales of spare parts in inventory from the West Tucana, West Castor and West Telesto were made to Gulf Drilling International.
iii. Early termination fees
Early termination fees were received in 2021 for the West Bollsta.
iv. Other
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

2) Operating expenses
Total operating expenses include vessel and rig operating expenses, amortization of intangibles, reimbursable expenses, management contract expense, depreciation of drilling units and equipment, and selling, general and administrative expenses. We have analyzed operating expenses between these categories in the table below:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
Vessel and rig operating expenses (i)	(705)	(445)	(76)	(612)
Depreciation and amortization (ii)	(155)	(135)	(17)	(127)
Reimbursable expenses	(29)	(24)	(4)	(32)
Selling, general and administrative expenses (iii)	(74)	(54)	(6)	(67)
Management contract expense (iv)	(200)	(148)	(31)	(174)
Merger and integration related expenses	(24)	(3)	—	—
Operating expenses	(1,187)	(809)	(134)	(1,012)
i.Vessel and rig operating expenses
Vessel and rig operating expenses represent the costs we incur to operate a drilling unit that is either in operation or stacked. This includes the remuneration of offshore crews, rig supplies, expenses for repairs and maintenance and onshore support costs. Vessel and rig operating expenses are mainly driven by rig activity. On average, we incur higher vessel and rig operating expenses when a rig is operating compared to when it is stacked. For stacked rigs, we incur higher vessel and rig expenses for warm stacked rigs compared to cold stacked rigs. We incur one-time costs for activities such as preservation and severance when we cold stack a rig. We also incur significant costs when re-activating a rig from cold stack, a proportion of which is expensed as incurred. Where a rig is leased to another operator, the majority of vessel and rig expenses are incurred by the operator. For detail on the movement in operating rigs in each period presented, please refer to section 1 a) - "i. Average number of owned or leased rigs on contract".
The increase in vessel and rig operating expenses in 2023 compared to 2022 is mainly related to newly acquired Aquadrill rigs, as well as more operating days on the West Jupiter, West Carina, West Tellus and West Saturn.
There was a decrease in rig activity in 2022 compared to 2021 due to the completion of operations for the West Bollsta and redelivery of the rig to Northern Ocean in the first quarter of 2022 and the West Hercules and West Linus charter costs included within operating expenses in 2022 following lease amendments.
ii.Depreciation and amortization
Depreciation of drilling units and equipment
We record depreciation expense to reduce the carrying value of drilling unit and equipment balances to their residual value over their expected remaining useful economic lives.
There were significant reorganization and Fresh Start accounting adjustments recorded against the carrying value of Seadrill's fleet of drilling units on emergence from Chapter 11 proceedings. Therefore depreciation expense is not comparable between the Successor and Predecessor periods. Accordingly, we have only provided comments comparing performance between the two Successor periods.
The 2023 increase in depreciation compared to the 2022 Successor period was primarily due to the additional rigs from the Aquadrill acquisition.
Amortization of intangibles
On emergence from Chapter 11 proceedings and as a result of the application of Fresh Start accounting, we recognized intangible assets and liabilities for favorable and unfavorable drilling contracts at fair value. Similarly, as a result of the Aquadrill acquisition, and the application of purchase price accounting, we recognized intangible assets and liabilities for favorable and unfavorable drilling contracts at fair value. We amortize these assets and liabilities over the remaining contract period and classify the amortization under operating expenses.
iii. Selling, general and administrative expenses
Selling, general and administrative expenses include the cost of our corporate and regional offices, certain legal and professional fees, as well as the remuneration and other compensation of our officers, directors and employees engaged in central management and administration activities. Selling, general and administrative expenses increased in 2023, primarily due to higher personnel costs, including severance costs. Selling, general and administrative expenses were broadly consistent in 2022 and 2021.

iv. Management contract expense
Management contract expense includes costs incurred in providing management and operational services on behalf of third parties. We have analyzed management contract expenses in the table below:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
Managed rig operating expenses (i)	(164)	(123)	(11)	(30)
Managed rig reimbursable expenses	(37)	(24)	(21)	(108)
Expected credit losses (ii)	1	(1)	1	(36)
Total management contract expense	(200)	(148)	(31)	(174)
(i) The increase in managed rig operating expenses in both 2023 and 2022 was due to the novation of the West Gemini to Sonadrill in July 2022.
(ii) Expected credit losses in 2021 were comprised primarily of amounts due from Northern Ocean.
3) Other operating items
Other operating items include losses on impairment of long-lived assets and intangibles, gains on sale of assets and other operating income. We have analyzed other operating items between these categories in the below table:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
Gain on disposals (i)	14	1	2	47
Loss on impairment of long-lived assets (ii)	—	—	—	(152)
Other operating income (iii)	—	—	—	54
Other operating items	14	1	2	(51)
i.Gain on disposals
The gain on disposal in 2023 is comprised of sales of capital spares relating to jackups, the West Hercules, and spare parts on previously recycled rigs.
The gain on disposal in 2022 Successor period relates to the sale of sundry assets of the West Tucana and West Carina and the sale of capital spares on the West Hercules and parts on the West Navigator. The gain on disposal in the Predecessor period relates to the sale of the West Venture on January 19, 2022.
Seadrill disposed of seven rigs in 2021, all of which had previously been impaired in full. The full consideration, less costs to sell, was recognized as a gain on disposal.
ii. Impairment of long lived assets
In June 2021, the West Hercules was impaired by $152 million. Refer to Note 12 – "Loss on Impairment of long lived assets" to the Consolidated Financial Statements included herein for further details.
iii. Other operating income
The gain in 2021 relates primarily to the write-off of pre-petition lease liabilities to Northern Ocean for the West Bollsta of $19 million and pre-petition liabilities to Aquadrill of $8 million following settlement agreements reached in 2021, as well as receipt of a $22 million distribution from The Norwegian Shipowners' Mutual War Risks Insurance Association, representing a rebate of past premium paid.

4) Interest expense
We have analyzed interest expense into the following components:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
Cash and payment-in-kind interest on debt facilities (i)	(54)	(95)	—	(25)
Interest on SFL leases (ii)	—	—	(7)	(84)
Other	(5)	(3)	—	—
Interest expense	(59)	(98)	(7)	(109)
i.Cash and payment-in-kind interest on debt facilities
We incur cash and payment-in-kind interest on our debt facilities. This is summarized in the table below.

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
$575 million secured bond in issue	(21)	—	—	—
Post-emergence first lien senior secured	(12)	(14)	—	—
Post-emergence second lien senior secured	(16)	(78)	—	—
Post-emergence unsecured senior convertible bond	(5)	(3)	—	—
Pre-filing senior credit facilities	—	—	—	(25)
Cash and payment-in-kind interest on debt facilities	(54)	(95)	—	(25)
ii.Interest on SFL leases
Interest on SFL leases reflects the cost incurred on capital lease agreements between Seadrill and SFL for the West Taurus, West Linus and West Hercules. During the reorganization, the West Taurus lease was rejected and the West Linus and West Hercules were modified to operating leases, resulting in no further expense being recorded through this line item for the Successor.
5) Reorganization items, net
We have analyzed reorganization items, net into the following components:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
Gain on settlement of liabilities subject to compromise (i)	—	—	3,591	—
Fresh Start valuation adjustments (ii)	—	—	266	—
Loss on deconsolidation of Paratus Energy Services Ltd (iii)	—	—	(112)	—
Advisory and professional fees (iv)	—	(15)	(46)	(113)
Expense of predecessor Directors & Officers insurance policy	—	—	(17)	—
Remeasurement of terminated lease to allowable claim (v)	—	—	—	(186)
Interest income on surplus cash invested	—	—	1	3
Total reorganization items, net	—	(15)	3,683	(296)
i.Gain on settlement of liabilities subject to compromise
On emergence from Chapter 11 proceedings, we settled liabilities subject to compromise in accordance with the Plan. This includes extinguishment of our secured external debt and amounts due under our sale and leaseback agreements with SFL Corporation Ltd. Refer to Note 5 – "Fresh Start accounting" to the Consolidated Financial Statements included herein for further details.

ii.Fresh Start valuation adjustments
On emergence from Chapter 11 proceedings and under the application of Fresh Start accounting, we allocated the reorganization value to our assets and liabilities based on their estimated fair values. The effects of the application of Fresh Start accounting applied as of February 22, 2022. The new basis of our assets and liabilities are reflected in the Consolidated Balance Sheet at December 31, 2023 and 2022 (Successor) and the related adjustments were recorded in the Consolidated Statements of Operations in the Predecessor. Refer to Note 5 – "Fresh Start accounting" to the Consolidated Financial Statements included herein for further information.
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
iv.Advisory and professional fees
Expenses and income directly associated with the Chapter 11 proceedings, including expenses incurred post-emergence, are reported separately in the Consolidated Statement of Operations as reorganization items, net as required by Accounting Standards Codification 852, Reorganizations.
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
6) Other financial and non-operating items
We have analyzed other income and expense into the following components:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
Interest income (i)	35	14	—	1
Share in results from associated companies (net of tax) (ii)	37	(2)	(2)	3
Other financial items (iii)	(25)	3	30	(15)
Other financial and non-operating items	47	15	28	(11)
i.Interest income
Interest income in 2023 primarily relates to interest earned on cash deposits and other financial assets, as well as on cash held as restricted in Brazil. Interest in 2022 also included interest earned on cash received from the Jackup Sale to ADES.
ii.Share in results in associated companies (net of tax)
Share in results in associated companies represents our share of earnings or losses in our investments accounted under the equity method. The share in result from associated companies in 2023 relates to after-tax income share from Sonadrill and Gulfdrill for the year.
The share in result in 2022 relates to after-tax loss share from Paratus Energy Services Ltd results partly offset by income share from Sonadrill and Gulfdrill for the same period.
The share in results in 2021 reflect a share in after-tax profits from our investment in Sonadrill partly offset by a share in losses from our investment in Gulfdrill.
iii.Other financial items
Other financial items for the year ended December 31, 2023 are primarily comprised of a make-whole fee related to the prepayment of the first lien debt, a change in the value of the tax indemnity provision related to the KSA business, and foreign exchange, primarily on cash in Brazil.
Other financial items for the year ended December 31, 2022 was comprised of a gain on our interest rate cap derivative due to a significant increase in forward interest rates as well as certain miscellaneous liabilities that were extinguished through the bankruptcy process but were not directly related to the comprehensive restructuring and restructuring advisory cost incurred prior to Effective Date.
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
On December 27, 2023, Bermuda enacted the CIT Act. Corporate income tax is chargeable under the CIT Act beginning on January 1, 2025 with a statutory income tax rate of 15%. The new law allows corporations to carry forward tax losses incurred in the five fiscal years preceding the effective date and allows for an elective increase in the tax basis of assets. The increases in our gross deferred tax asset and valuation allowance are primarily due to Bermuda's newly enacted corporate tax law. Refer to Note 13 –" Taxation" to the Consolidated Financial Statements included herein for further details.
8) Income/(loss) from discontinued operations
Income/(loss) from discontinued operations consists of operating results from the KSA Business and PES. Refer to Note 30 – "Discontinued Operations" to the Consolidated Financial Statements included herein for further details.
B.LIQUIDITY AND CAPITAL RESOURCES
1) Emergence from Chapter 11 Proceedings
Seadrill successfully completed its comprehensive restructuring and emerged from Chapter 11 proceedings on February 22, 2022. Please refer to Note 4 – "Chapter 11" of the accompanying financial statements for further details. Since our emergence from Chapter 11, we successfully refinanced the First Lien Facility and the Second Lien Facility in July 2023. Please refer to Note 20 – "Debt" of the accompanying financial statements for further details. Our cash on hand, available borrowings under the Revolving Credit Facility, and contract and other revenues are expected to generate sufficient cash flow to fund our anticipated debt service and working capital requirements for the next twelve months.
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
2) Capital allocation framework and share repurchase program
In July 2023, in connection with the issuance of the Notes, Seadrill announced capital allocation principles designed to prioritize a conservative capital structure and liquidity position, focused capital investment in its fleet, and returns to shareholders. Within this framework, Seadrill intends to maintain a net leverage target of less than 1.0x under current market conditions, with a maximum through-cycle net leverage target of less than 2.0x. Seadrill also intends to maintain a strong liquidity position to provide resilience even in a downturn scenario by establishing a target minimum cash-on-hand of $250 million. Further, Seadrill intends to evaluate the potential for accretive additions in core asset categories.
So long as Seadrill is able to meet its net leverage and liquidity targets on a forward-looking basis, as well as comply with its credit facility covenant requirements, Seadrill would seek to provide a return to our shareholders of at least 50% of Free Cash Flow (defined as cash flows from operating activities minus capital expenditures) in the form of share repurchases or dividends. Seadrill will consider additional returns to shareholders from the proceeds of any asset sales in the absence of identified, accretive opportunities. Dividends and share repurchases will be authorized and determined by the Board of Directors in its sole discretion and depend upon a number of factors, including those described above, its future prospects, market trend evaluation and such other factors as the Board of Directors may deem relevant. Please see "Risk Factors — Financial and Tax Risks — We may be unable to meet our capital allocation framework goal of returning at least 50% of Free Cash Flow to shareholders through dividends and share repurchases, which could decrease expected returns on an investment in our Shares".
On August 14, 2023, our Board of Directors authorized a share repurchase program, which was announced on August 15, 2023, under which the Company could purchase up to $250 million of its outstanding common shares. On November 27, 2023, the Board of Directors authorized, and the Company announced, an increase in the Company’s aggregate share repurchase authorization, allowing the Company to repurchase up to an additional $250 million of its outstanding common shares, taking the aggregate authorization to $500 million. The repurchase program does not have a fixed expiration, and may be modified, suspended or discontinued at any time. Shares may be repurchased at any time and from time to time under the program in open market purchases, privately negotiated purchases, block trades, tender offers, accelerated share repurchase transactions or other derivative transactions, through the purchase of call options or the sale of put options, or otherwise, or by any combination of the foregoing. The Company is under no obligation to purchase any Shares in respect of the repurchase program. The manner, timing, pricing and amount of any repurchases may be based upon a number of factors, including market conditions, the Company’s financial position and capital requirements, financial conditions, competing uses for cash, statutory solvency requirements, the restrictions in the Company’s debt agreements and other factors.
On December 5, 2023, the Company completed its purchases under the initial authorization, having repurchased an aggregate of 5,817,579 Shares on the NYSE and the OSE, with a weighted average share price of $42.97, equal to the total of $250 million. On December 20, 2023, such repurchased Shares were canceled and returned to authorized but unissued status. Under the additional authorization, during December 2023, Seadrill repurchased 343,619 Shares on the NYSE and the OSE, with a weighted average share price of $45.68. Refer to Item 16E - "Purchasers of Equity Securities by the Issuer and Affiliated Purchasers" and Note 23 – "Common shares" for further details.
For the period from January 1, 2024 through March 22, 2024, Seadrill repurchased approximately 2.5 million additional Shares on the NYSE and the OSE, with a weighted average share price of $44.94. Please refer to Note 32 – "Subsequent events" for further details.
3) Liquidity
Our level of liquidity fluctuates depending on a number of factors. These include, among others, our contract backlog, economic utilization achieved, average contract dayrates, timing of accounts receivable collection, capital expenditures for rig upgrades and reactivation projects, and timing of payments for operating costs and other obligations.

As of December 31, 2023, Seadrill had available liquidity of $953 million, which consisted of cash and cash equivalents, including restricted cash, of $728 million, and available borrowings under our Revolving Credit Facility of $225 million. The below table shows cash and restricted cash balances, and total available liquidity, as of each date presented.

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Unrestricted cash	697	480	293
Restricted cash	31	118	223
Cash and cash equivalents, including restricted cash - continuing operations	728	598	516
Cash and cash equivalents, including restricted cash - discontinued operations	—	—	88
Cash and cash equivalents, including restricted cash	728	598	604
Undrawn revolving credit facility	225	125	—
Total available liquidity	953	723	604
We have shown our sources and uses of cash by category of cash flows in the table below:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
Net cash provided by/(used in) operating activities (a)	287	65	(56)	(154)
Net cash provided by/(used in) investing activities (b)	42	473	(130)	37
Net cash (used in)/provided by financing activities (c)	(200)	(448)	85	—
Effect of exchange rate changes in cash and cash equivalents	1	(1)	6	(2)
Change in period	130	89	(95)	(119)
a) Net cash provided by/(used in) operating activities
Net cash provided by/(used in) operating activities includes cash receipts from customers, cash paid to employees and suppliers (except for capital expenditure), payments for major rig maintenance projects, interest and dividends received (except for returns of capital), interest paid, income taxes paid and other operating cash payments and receipts.
We calculate net cash used in operating activities using the indirect method as summarized in the below table:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
Net profit/(loss)	300	201	3,706	(587)
Adjustments to reconcile net profit to net cash provided by continuing operating activities (1)	101	157	(3,741)	522
Adjustments to reconcile net profit to net cash provided by discontinued operating activities (2)	—	(262)	38	10
Net income/(loss) after adjustments	401	96	3	(55)
Payments for long-term maintenance	(108)	(83)	(2)	(55)
Repayments made under lease arrangements	—	—	(11)	(46)
Changes in operating assets and liabilities	(6)	52	(46)	2
Net cash provided by/(used in) operating activities	287	65	(56)	(154)
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
Net cash provided by operating activities during the year ended December 31, 2023 was primarily driven by operations, as well as timing of billings to customers and receipts from our related parties Sonadrill and Gulfdrill. This was offset by cash outflows related to long-term maintenance across the fleet, payments made to MSA managers for the Aquadrill rigs, and settlement of liabilities primarily associated with the mobilization of the West Jupiter and West Carina to new contracts in Brazil following the reactivation of those rigs in 2022.
Net cash provided by operating activities during the 2022 Successor period represents inflows from operations and timing of receipts from customers offset by cash outflows related to long-term maintenance across the fleet, as well as long-term maintenance associated with the West Carina and West Jupiter reactivation projects.
During the 2022 Predecessor period and the year ended December 31, 2021, our cash flows from operating activities were negative, as cash receipts from customers were insufficient to cover operating costs, payments for long-term maintenance of our rigs, costs incurred for our comprehensive restructuring, and tax payments.
b) Net cash provided by/(used in) investing activities
Net cash provided by/(used in) investing activities includes purchases and sales of drilling units and equipment, investments in non-consolidated entities and cash outflows from loans granted to related parties.
Net cash provided by investing activities during the year ended December 31, 2023 was due to net proceeds of $43 million received on disposal of PES in February 2023, $24 million net cash received as a result of the Aquadrill acquisition, $84 million cash received on disposal of the tender-assist units, and $14 million from the disposal of equipment and spares. This was offset by $101 million of capital expenditures across the fleet and $22 million paid out to settle indemnity costs associated with the disposal of the KSA Business.
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
c) Net cash (used in)/provided by financing activities
Net cash (used in)/provided by financing activities include proceeds from the issuance of new equity, proceeds from issuing debt and repayments of debt and payment of debt issuance costs.
Net cash used in financing activities during the year ended December 31, 2023 related to proceeds of $576 million from issuance of the Notes offset by issuance costs of $18 million, prepayments of debt principal of $446 million and exit fees of $22 million, payment of the make-whole fee of $10 million as part of the repayment terms on the First Lien Facility, share issuance costs of $4 million, Revolving Credit Facility costs of $13 million, and $263 million payments for share repurchases.
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
4) Information on our borrowings
An overview of our debt as of December 31, 2023, divided into (i) bonds in issue and (ii) unsecured senior convertible notes, is presented in the table below:

(In $ millions)	Principal value as of December 31, 2023	Debt Premium	Debt Issuance Costs	Carrying value as of December 31, 2023	Maturity date
Bonds in Issue
$575 million secured bond in issue (1)	575	1	(18)	558	August 2030
Unsecured
Senior convertible bond (2)	50	—	—	50	August 2028
Total debt	625	1	(18)	608
(1) New bond principal of $500m and $75m were issued as part of the refinancing program during the year. The proceeds of the refinancing were used to repay the First Lien Facility and the Second Lien Facility.
(2) The conversion option, together with the issue discount, was recorded in the Predecessor equity which was subsequently cancelled on emergence from Chapter 11 proceedings.

On July 27, 2023, Seadrill Limited, along with its subsidiary, Seadrill Finance Limited ("Seadrill Finance"), established the new Revolving Credit Facility. The commitments under the Revolving Credit Facility, which carries a five-year term, became available for drawdown on July 27, 2023. The Revolving Credit Facility permits borrowings of up to $225 million in revolving credit for working capital and other corporate purposes and includes an "accordion feature" allowing Seadrill to increase this limit by up to an additional $100 million, subject to agreement from the lenders. It also includes a provision for issuing letters of credit up to $50 million. The Revolving Credit Facility incurs interest at a rate equal to a specified margin plus the SOFR. In addition, Seadrill is required to pay a quarterly commitment fee on any unused portion of the revolving credit.
Please refer to Note 20 – "Debt" for further details on the Revolving Credit Facility.
Refinancing of secured debt
In July 2023 Seadrill issued the Notes. The net proceeds from the issuance of the Notes were used to: (i) prepay in full the outstanding amounts under then-existing secured debt facilities and (ii) pay fees associated with exiting such secured debt facilities. A total of $187 million was paid to satisfy the First Lien Facility, including principal, interest, and exit fees, along with an additional make-whole payment of $10 million. The Second Lien Facility was completely repaid with a total payment of $123 million, which covered principal, interest, and exit fees. The remainder of the net proceeds from will be used for general corporate purposes.
Corporate credit rating
In July 2023, in connection with the Notes offering, Seadrill Limited received corporate family credit ratings from Moody’s (B1), S&P (B+), and Fitch (B+), with each agency assigning a stable outlook to the Company. A decline in corporate family credit ratings could increase borrowing costs under our Revolving Credit Facility.
We cannot assure that the ratings set forth above will remain in effect for any given period of time or that one or more of these ratings will not be lowered or withdrawn entirely by a rating agency. We note that these credit ratings are included for informational purposes and are not recommendations to buy, sell or hold our securities and may be revised or withdrawn at any time by the rating agency. Each rating should be evaluated independently of any other rating. Any future reduction or withdrawal of one or more of our credit ratings could have a material adverse impact on our ability to obtain short- and long-term financing, the cost of such financings and the execution of our commercial strategies.
Collateral package
New Revolving Credit Facility
In July 2023, the Company entered into the New Credit Agreement in respect of the Revolving Credit Facility. Seadrill Finance is the borrower under the New Credit Agreement, and the facility is secured by first priority liens on substantially all of the Company’s rigs and related assets, other than non-core assets. The Company, and certain of its subsidiaries that own collateral or are otherwise material, guarantee the obligations under the New Credit Agreement. The loans outstanding under the New Credit Agreement bear interest at a rate per annum equal to the applicable margin plus, at Seadrill Finance’s option, either: (i) the Term SOFR (as defined in the New Credit Agreement) plus 0.10%; or (ii) the Daily Simple SOFR (as defined in the New Credit Agreement) plus 0.10%. For both the Term SOFR loans and Daily Simple SOFR loans, the applicable margin is initially 2.75% per annum and may vary based on Seadrill’s Credit Ratings (as defined in the New Credit Agreement), from 2.50% to 3.50% per annum.
$575 million Notes Offerings
Also in July 2023, Seadrill Finance issued the Notes in a private offering. The Notes mature on August 1, 2030. The Notes are guaranteed by the Company and the same subsidiaries of the Company that guarantee the New Credit Agreement. The Notes are secured by a second priority lien on the same assets that secure the New Credit Agreement.
Financial covenants
The New Credit Agreement obligates Seadrill and its restricted subsidiaries to comply with the following financial covenants:
•as of the last day of each fiscal quarter, the Interest Coverage Ratio (as defined in the New Credit Agreement) is not permitted to be less than 2.50 to 1.00; and
•as of the last day of each fiscal quarter, the Consolidated Total Net Leverage Ratio (as defined in the New Credit Agreement) is not permitted to be greater than 3.00 to 1.00.
For the year ended December 31, 2023, Seadrill was in compliance with these financial covenants and expects to be in compliance for the next 12 months.
5) Contractual Obligations
As of December 31, 2023, Seadrill had $646 million in outstanding obligations, which include principal and accrued interest on long-term debt of $625 million and $21 million respectively. Of the total outstanding obligations, $21 million is payable during the year ending December 31, 2024, and $625 million is payable after such date.

C.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
We recognize the significant impact that technology has on our industry and, through adopting new technologies, improving connectivity and digitizing the way we operate, we have enhanced processes associated with monitoring and managing our assets. Innovation remains at the heart of our business model - for instance, research and development has enabled us to implement PLATO, an advanced data collection and analytics platform that monitors rig equipment. The ability to draw insight from these large data sets helps us to improve our operational performance for customers and improve care and maintenance of our equipment without compromising safety.
We focus on technologies that will help us to improve results, both financially and operationally. Our previously mentioned PLATO platform has expanded to include drilling performance, condition-based maintenance and monitoring, customer data provision services, and includes environmental monitoring to support our ESG and sustainability initiatives and goals.
We continue to look for opportunities to invest in technologies that will make our rigs safer and more efficient. For example, we have previously invested in the development of a red zone management system to improve offshore safety, we deployed the first hybrid battery power system with Det Norske Veritas ("DNV") notation, and have recently invested in the initial development of a Methanol Injection System that aims to reduce our carbon intensity offshore.
D.TREND INFORMATION
The below table shows the average annual oil price over the period from 2019 to 2023. The Brent oil price on February 29, 2024 was $81.91.

	2019	2020	2021	2022	2023
Average Brent oil price ($/bbl)	64	42	71	101	82
Source: Bloomberg
In 2020, the oil and gas industry faced significant uncertainty due to a substantial reduction in oil and gas prices caused by the pandemic, despite Brent prices stabilizing in previous years. However, production cuts by OPEC and non-OPEC members, along with effective vaccination campaigns, have had positive impacts on the industry, leading to a recovery in oil demand throughout 2021 and 2022. The price of Brent crude oil averaged $82 per barrel in 2023, down from $101 per barrel in 2022, a difference of $19 per barrel after rounding. Global markets adjusted to new trade dynamics, with crude oil from Russia finding destinations outside the EU, and global crude oil demand fell short of expectations. Those dynamics offset the impacts from OPEC+ crude oil supply curbs.
In the first half of 2023, crude oil prices fluctuated following the EU import ban on Russia’s crude oil and products, several interest rate hikes among global central banks, and inflation and recession concerns. However, Brent crude oil prices in the first half of 2023 were significantly less volatile than in 2022, when prices reached multi-year highs as a result of Russia’s full-scale invasion of Ukraine. In the second half of 2023, geopolitical tensions and concerns around crude oil demand resulted in more price fluctuations. Brent crude oil prices ended the year at $77 per barrel, $9 below the start of 2023. There is also uncertainty around the sustainability of the improvement in oil prices, and inflationary pressures may impact the cost base in our industry, including personnel costs, and the prices of goods and services required to reactivate or operate rigs.
Overall, in recent years, oil prices have generally remained at levels that are supportive of offshore exploration and development activity, and global rig demand is increasing. This increasing demand has been caused by the combination of growing confidence in commodity prices, heightened focus on energy security, recent multi-year underinvestment in the development and exploration of hydrocarbons, and relative attractiveness of offshore plays with respect to both cost and carbon emissions. This increase had a positive impact on dayrates for certain of our rig classes.
The below table shows the global number of rigs on contract and marketed utilization for the year ended December 31, 2023, and for each of the four preceding years.

	2019	2020	2021	2022	2023
Contracted rigs
Harsh environment jackup	32	26	28	31	28
Harsh environment floater	35	25	25	26	26
Benign environment floater	119	107	106	111	119
Benign environment jackup	171	175	174	201	226
Marketed utilization
Harsh environment jackup	94%	75%	80%	92%	83%
Harsh environment floater	87%	77%	77%	82%	93%
Benign environment floater	77%	77%	80%	81%	85%
Benign environment jackup	85%	82%	81%	88%	95%
The jackup metrics above only include rigs with water depth greater than 350 feet, Source: IHS Rigpoint Petrodata.

Global benign-environment floaters
In 2023, marketed utilization continued to improve to healthy levels mainly driven by higher demand. The drilling industry's efforts to recycle units and the completion of comprehensive balance sheet restructuring processes by several major drillers also played a part in supporting the supply-demand imbalance. However, continued capital discipline will be vital to sustain the market recovery. As of December 31, 2023, the drillship market has recovered at a faster rate than the semi-submersibles, with drillship utilization at around 92% compared to 75% for semi-submersibles (benign-environment floater figures in the above table include both categories). The increased demand has resulted in dayrates for drillships recovering at a faster pace than semi-submersibles.
Global harsh environment units
Marketed utilization improved year on year in the harsh environment floater segment due to a better supply and demand balance. Harsh environment jackup utilization improved at a faster rate through 2023 closing the year at 93%. The improvements in the harsh environment floater segment, however, is mainly attributable to reduction in supply as a number of harsh environment units were contracted in the benign environment segment. However, with limited incremental demand in 2024, further improvements in marketed utilization in both segments will be challenging.
Global benign environment jackups
Marketed utilization in the benign environment jackup segment improved through 2023 from 81% in 2021 to 95% with incremental demand from the Middle East and Asia coming to the market in 2023. In spite of additional supply coming to the market, there was an improvement in dayrates as incremental demand is greater than incremental supply. With limited benign environment jackup capacity available in the market, discipline in adding supply to the market will be critical to improved market trends through 2024.
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
Critical accounting estimates that are significant for the year ended December 31, 2023 are as follows:
Business combinations
We apply the acquisition method of accounting for business combinations. Assets acquired and liabilities assumed are recorded at their estimated acquisition date fair value. The acquisition method of accounting requires us to make significant estimates and assumptions regarding the fair values of the elements of a business combination as of the date of acquisition, including the fair values of drilling units, identifiable intangible assets and liabilities, deferred tax asset valuation allowances, and liabilities related to uncertain tax positions, among others. Significant estimates and assumptions in determining the fair value of drilling units and intangible assets and liabilities include off-contract revenue estimates, off-contract operating expense assumptions, contract probabilities, the weighted average cost of capital ("WACC") rate used to discount free cash flow projections and drilling unit market valuations. This method also requires us to refine these estimates over a measurement period not to exceed one year to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. If we are required to retroactively adjust provisional amounts that we have recorded for the fair values of assets and liabilities in connection with acquisitions, these adjustments could have a material impact on our financial condition and results of operations.
In addition, we have estimated the economic lives of certain acquired assets and assumed liabilities and these lives are used to calculate depreciation and amortization expense. If our estimates of the economic lives change, depreciation or amortization expenses could increase or decrease. Furthermore, if the subsequent actual results and updated projections of the underlying business activity change compared with the assumptions and projections used to develop these values, we could record impairment charges.
Carrying value of drilling units
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
Our estimates, assumptions and judgments reflect both historical experience and expectations regarding future operations, utilization and performance. At December 31, 2023, the carrying amount of our drilling units was $2.9 billion, representing 93% of our non-current assets.
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
For the year ended December 31, 2023, no indicators of impairment were identified against our drilling units. Refer to Note 5 – "Fresh Start Accounting" for details on fair value adjustments made to our drilling units as of the Effective Date.
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
Critical accounting estimates in relation to fresh-start valuation of our drilling units and investments included: Off-contract revenue estimates, off-contract operating expense assumptions, contract probabilities, the WACC rate used to discount free cash flow projections and drilling unit market valuations.
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
Uncertain tax positions
Seadrill is a Bermuda company that has a number of subsidiaries and affiliates in various jurisdictions. We are not currently required to pay income taxes in Bermuda on ordinary income or capital gains and, whilst Bermuda enacted the CIT Act on December 27, 2023 with a corporate income tax rate of 15%, this is effective January 1, 2025 and so no income tax is chargeable under the CIT Act until tax years starting on or after January 1, 2025. Certain of our subsidiaries operate in other jurisdictions where income taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions as appropriate. Our income tax expense is based on our income, statutory tax rates and various deductions and credits available to us in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which our operations are conducted and income is earned. The income tax rates and methods of computing taxable income vary substantially between jurisdictions. Our income tax expense is expected to fluctuate from year to year because our operations are conducted in different tax jurisdictions and the amount of pre-tax income fluctuations.
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
While our annual income tax provision is based on the information available to us at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined. Current income tax expense reflects an estimate of our income tax liability for the current year, withholding taxes, changes in prior year tax estimates as tax returns are filed or from tax audit adjustments. Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. To determine the amount of deferred tax assets and liabilities, as well as valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including where our drilling units are expected to be deployed. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the amount of deferred taxes. In addition, our uncertain tax positions are estimated and presented within other current liabilities, other non-current liabilities, and as reductions to our deferred tax assets within our Consolidated Balance Sheets. Refer to Note 13 – "Taxation" to our Consolidated Financial Statements included herein for further information.

Equity method investments
Seadrill is required to include the estimated value of its commitment to lease the West Gemini to the Sonadrill joint venture partnership at below market price as part of Seadrill's investment in the joint venture. This estimate was based on a blended arms-length charter rate, a firm lease term from July 2022 to August 2024 and a discount rate based on Seadrill's first lien debt plus Sonadrill specific risk factors. Management determined the arms-length charter rate used to measure the fair value of the below-market lease by applying Seadrill’s transfer pricing methodology to the West Gemini arrangement. Refer to Note 17 – "Investment in associated companies" to our Consolidated Financial Statements included herein for further information.
Sale of subsidiaries or groups of assets
When Seadrill sells parts of its business or groups of assets, management is required to make estimates for liabilities accrued in respect of warranties or indemnities made as part of the sale, which would either reduce the gain or increase any loss on sale. For the sale of the KSA business, management was required to make estimates for indemnities in respect of project cost overruns, drilling contract compliance and tax exposures. Refer to Note 30 – "Discontinued Operations" to our Consolidated Financial Statements included herein for further information.
ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.DIRECTORS AND SENIOR MANAGEMENT
1) Board of Directors
The Board of Directors consists of nine individuals, including two initially appointed pursuant to the Aquadrill Board Designation Right (as defined and described herein). The names and positions of our directors as of the date of this annual report are set out in the table below:

Name	Age	Position
Julie Johnson Robertson	68	Director and Chair of the Board
Mark McCollum	65	Director
Ana Zambelli	51	Director
Jean Cahuzac	70	Director
Jan Kjaervik	66	Director
Andrew Schultz	69	Director
Paul Smith	53	Director
Harry Quarls	71	Director
Jonathan Swinney	58	Director
Certain biographical information about each of our directors is set forth below.
Julie Johnson Robertson is one of the most respected leaders in the offshore drilling business, and she also was one of the highest ranking female chief executives in the energy sector. Her career at Noble Corporation plc and its predecessor companies spanned more than 40 years and she held many roles, including Executive Chairman, President, and CEO. She currently sits on the board of directors for EOG Resources, Superior Energy Services, and Patterson-UTI. She is a resident of Houston, Texas. Ms. Robertson serves as chair of the Joint Nomination and Remuneration Committee of the Board.
Mark McCollum has extensive global experience in the offshore energy services sector and has chaired three different public-company audit committees. He is a 20-year veteran of the oil and gas industry, having most recently served as President and CEO of Weatherford International. He also held several roles of prominence at Halliburton, including EVP and CFO. He currently serves on the board of directors for Westlake Corporation where he serves as chair of the audit committee, and Marathon Oil Corporation where he serves as chair of the compensation committee and sits on the health, environmental, safety and corporate responsibility committee. He is a resident of Waco, Texas. Mr. McCollum serves as chair of the Audit and Risk Committee of the Board.
Ana Zambelli brings significant industry experience to the Company, with more than 20 years’ experience in the energy services sector in operational, commercial, and finance roles. Ms. Zambelli served as Chief Commercial Officer at Maersk Drilling, Managing Director at Transocean, and President of the Brazilian division of Schlumberger. Last, she served as a Managing Director in Brookfield’s Private Equity Group, responsible for business operations in Brazil, where she also provided operational and financial oversight for Brookfield portfolio companies. Ms. Zambelli previously served as an independent member of the board of directors of Petrobras and Braskem and was the founder and has been the leader of the diversity committee at the Brazilian Petroleum Institute (IBP) from 2018 to present. Ms. Zambelli currently sits on the board of DHT Holdings, Galp, and BW Energy. Ms. Zambelli is a member of the Operational Excellence Committee of the Board.
Jean Cahuzac is highly regarded in the offshore energy services sector, bringing over 40 years of experience in the industry including his prior service as CEO of Subsea 7 as well as in operational and management roles at Transocean and Schlumberger. Mr. Cahuzac currently serves as a director on the compensation committee at Subsea 7, and as chairman of the sustainability committee and on the strategy committee at Bourbon Maritime. He is a resident of Paris, France. Mr. Cahuzac serves as the chair of the Operational Excellence Committee of the Board.
Jan Kjærvik is an accomplished financial executive who brings 40 years of experience in financial roles across the banking, energy, and maritime sectors. He was most recently Interim Treasurer for GE Energy businesses (Vernova) preparing for demerger and separate listing in April 2024 from General Electric parent. Previously he served as Head of Treasury & Risk for A.P. Møller-Mærsk and also held similar role at Aker Kværner/Solutions. The first half of his career was in various leadership position at Nordea Bank. He currently sits on the board of directors for Høegh Autoliners and also serves as chair of its audit committee. Previous directorships include Mærsk Supply Service, Mærsk Insurance, Danish Ship Finance, VP Securities, and Britannia PI. Mr. Kjærvik holds a Masters in Economics (lic. oec.) from the University of St. Gallen, Switzerland. Mr. Kjærvik is a Norwegian citizen and resides in Oslo, Norway. Mr. Kjærvik is a member of the Audit and Risk Committee of the Board.
Andrew Schultz is an experienced turnaround investor and executive, as well as a seasoned director with extensive experience in stressed and distressed situations. As a lawyer and investor, his career has spanned many industries. He is very familiar with both the offshore drilling sector and the E&P sector, serving as board chair for Pacific Drilling and a director for Vanguard Natural Resources. Currently a non-executive director advisor, he sits on a total of six boards. He is a resident of New Canaan, Connecticut. Mr. Schultz is a member of the Joint Nomination and Remuneration Committee of the Board.
Paul Smith is a highly analytical and energetic financial leader who brings depth and expertise in capital allocation, capital structure, capital markets, and restructurings with a global track record across various industries, including mining & metals, oil & gas, and steel. He had a nine-year career with Glencore, culminating as CFO for Katanga Mining. Currently, he is Founder and Principal of Collingwood Capital Partners (which manages public and private investments focused on resources, energy transformation, and technology sectors). He currently sits on the boards of directors of Bunker Hill Mining Corp. and Echion Technologies Ltd. and is the non-executive Chairman of Horizonte Minerals. He is a resident of Zug, Switzerland. Mr. Smith is a member of the Joint Nomination and Remuneration Committee of the Board.
Harry Quarls currently serves as chairman of the board for CHC Helicopter, Key Energy Services, and ESS Tech, Inc. Mr. Quarls served as a Managing Director at Global Infrastructure Partners, leading their efforts in North American energy midstream investments. Additionally, Mr. Quarls served as Managing Director and practice leader for Global Energy as well as a member of the board of directors at Booz & Company, a leading international management consulting firm. He has also served on the boards of a number of other private and public companies. Mr. Quarls holds BS and ScM degrees in Chemical Engineering from Tulane University and MIT, respectively. He also holds an MBA from Stanford University. Mr. Quarls is a member of the Operational Excellence Committee of the Board.
Jonathan Swinney served as the founding Chief Financial Officer of EnQuest PLC from 2010 until 2022, a premium listed company on the London Stock Exchange. Over that period the company grew significantly, and Mr. Swinney led a number of asset acquisitions and major capital markets transactions. Mr. Swinney has wide-ranging experience in financing across the capital structure, M&A, financial reporting, financial restructuring, financial planning and analysis, treasury and financial risk. Mr. Swinney also served as the Head of Mergers and Acquisitions of Petrofac Limited before joining EnQuest PLC and, prior to that, worked as Managing Director of Lehman Brothers (London) and as Director, Equity Capital Markets of Credit Suisse First Boston (London). Mr. Swinney is a chartered accountant and a qualified solicitor and holds an LPC with distinction from the College of Law, and a BSc with honors from Southampton University. Mr. Swinney is a member of the Audit and Risk Committee of the Board.
Aquadrill Board Designation Right
Pursuant to the Merger Agreement, Seadrill facilitated the addition of Harry Quarls and Jonathan Swinney, designees of the Consenting Members (as defined herein) holding at least a majority of Aquadrill Common Units held by all of the Consenting Members as of the date of the Merger Agreement, to the Board of Directors (the "Aquadrill Board Designation Right"). In order to accomplish this, Seadrill (i) held an annual general meeting of its shareholders on March 21, 2023 (the "2022 AGM") and (ii) put forth and recommended for approval at such annual general meeting a proposal of the Board of Directors’ Joint Nomination and Remuneration Committee to enable the Board of Directors to increase the number of directors comprising the full Board of Directors by two persons and to fill the vacancies created by such increase. At the 2022 AGM, the shareholders approved such proposal; and, on the Closing Date in connection with the closing of the Merger, Harry Quarls and Jonathan Swinney were appointed to the Board of Directors in accordance with the Aquadrill Board Designation Right.
2) Senior Management
Our executive management team consists of those six employees listed below who are responsible for overseeing the management of our business ("Senior Management"). The Board of Directors has organized the provision of management services through Seadrill Management and defined the scope and terms of the services to be provided thereby. The Board of Directors must be consulted on all matters of material importance or of an unusual nature and, for such matters, will provide specific authorization to personnel in Seadrill Management to act on its behalf.
As previously announced in December 2023, Leif Nelson, Seadrill's then-current Chief Operating and Technology Officer, did not relocate to Houston in connection with the closure of our London, England office and consolidation of our corporate offices in Houston, Texas and, as a result, is not longer serving in such position. In December 2023 Marcel Wieggers assumed the role of Senior Vice President, Operations, and joined Senior Management. As such, unless context otherwise requires, references herein to “Senior Management” in respect of the year ended December 31, 2023 (i) include Mr. Nelson but exclude Mr. Wieggers for the period of January 1, 2023 until Mr. Wieggers joined Senior Management in December 2023 and (ii) include Mr. Wieggers but exclude Mr. Nelson for the period in December 2023 following Mr. Wieggers joining Senior Management.

The names of the members of Senior Management as of the date of this annual report, and their respective positions, are presented in the table below:

Name	Age	Position
Simon William Johnson	53	President and Chief Executive Officer
Grant Russel Creed	43	Executive Vice President and Chief Financial Officer
Samir Ali	38	Executive Vice President, Chief Commercial Officer
Torsten Sauer-Petersen	51	Executive Vice President, Human Resources
Todd Strickler	46	Senior Vice President, General Counsel
Marcel Wieggers	51	Senior Vice President, Operations
Simon William Johnson serves as the President and Chief Executive Officer of the Company. Mr. Johnson was appointed to such roles in March 2022. Mr. Johnson has worked internationally for the past 28 years for a number of publicly listed offshore drilling contractors, including the Company, Diamond Offshore, Noble Corporation, and Borr Drilling. His early career saw exposure to various rig and shore-based operational roles for MODUs in Southeast Asia before migrating to more commercially focused roles including Senior Vice President – Marketing and Contracts at Noble Corporation and Chief Executive Officer of Borr Drilling. Mr. Johnson has demonstrated strengths in strategy development, investor outreach, and relationship management. Mr. Johnson has many years of exposure to board engagements and associated corporate governance and compliance issues. Mr. Johnson holds a Bachelor of Commerce (Economics & Finance) from Curtin University and has completed the Advanced Management Program at Harvard Business School. Mr. Johnson holds Australian citizenship and resides in Texas.
Grant Creed serves as Executive Vice President and Chief Financial Officer of the Company. Mr. Creed was appointed to such roles in May 2021. Mr. Creed joined the Company in 2013 and has held various positions within the Seadrill Group including Chief Restructuring Officer, VP Mergers & Acquisitions, and VP Corporate and Commercial Finance. Prior to joining the Company, he held M&A Transaction Services and Audit positions at Deloitte. Mr. Creed is a chartered accountant and holds a Bachelor of Commerce in Accounting from the University of Port Elizabeth, South Africa. Mr. Creed holds dual South African and Australian citizenship and resides in London.
Samir Ali serves as Executive Vice President, Chief Commercial Officer of the Company. Mr. Ali was appointed to such role in August 2022. Prior to joining the Company, Mr. Ali was with Diamond Offshore for eight years, most recently serving as VP Investor Relations and Corporate Development. He previously held roles as both a debt and equity investment portfolio manager at Bain Capital and as an investment banker at Simmons & Company. He has a degree in Finance and International Business from New York University. Mr. Ali is a U.S. citizen and resides in Texas.
Torsten Sauer-Petersen serves as Executive Vice President, Human Resources of the Company. Mr. Sauer-Petersen was appointed to such role in March 2022. Mr. Sauer-Petersen joined Seadrill in February 2011 and has over 25 years of experience in the drilling industry. Prior to joining the Company, he held various human resources positions within Maersk Drilling. Mr. Sauer-Petersen holds an MBA from the International Institute of Management Development (IMD) in Lausanne, Switzerland. Mr. Sauer-Petersen is a Danish citizen and resides in Texas.
Todd Strickler serves as Senior Vice President and General Counsel of the Company. Mr. Strickler was appointed to such roles in February 2023. Mr. Strickler has over 15 years’ experience in the offshore drilling and oilfield services sectors. Prior to joining the Company, he served as General Counsel and Chief Administrative Officer at Wellbore Integrity Services since 2019. Mr. Strickler was the SVP of Administration, General Counsel, and Corporate Secretary for Paragon Offshore from its inception in 2014 until its sale in 2018. Prior to that, he served as Associate General Counsel for Noble Drilling from 2009 to 2014. Mr. Strickler holds a Bachelor of Science in Mechanical Engineering from the University of Texas at Austin and a Doctor of Law from The University of Texas Law School. Mr. Strickler is a U.S. citizen and resides in Texas.
Marcel Wieggers serves as the Senior Vice President, Operations of Seadrill Management. Mr. Wieggers was appointed to such role in December 2023. Mr. Wieggers has over 25 years of experience in the offshore drilling industry. During his extensive tenure spanning over 14 years within Seadrill, Mr. Wieggers has demonstrated remarkable progression through various key roles. Commencing his journey as a Toolpusher, he ascended the ranks, culminating in his recent position as Vice President, Operations overseeing the Company’s Floater and Harsh Environment fleets prior to his appointment to Senior Vice President, Operations. His seasoned experience encompasses both offshore and onshore capacities, spanning continents including Africa, Asia, Europe, South America, and North America. Mr. Wieggers holds a Bachelor’s in Engineering, Drilling and Production Technology from Amsterdam University of Applied Sciences. He has completed the Accelerated Development Program from London Business School and the Advanced Management Program from the International Institute for Management Development (IMD). Mr. Wieggers is a Dutch citizen and resides in Texas.
B.COMPENSATION
1) Directors
During the year ended December 31, 2023, we paid an aggregate of $2.0 million in directors’ fees and, in February 2024, paid $2.7 million in Incentive Fees (as defined herein) to certain members of the Board of Directors.
In connection with the Company’s Chapter 11 proceedings, certain significant creditors of the Company (who became shareholders of the Company upon the Company’s emergence from the Chapter 11 proceedings) approved the remuneration that would be paid to the directors who were appointed to the Board of Directors upon emergence of the Company from the Chapter 11 proceedings (the "Initial Directors"), which remuneration was set forth in appointment agreements with each Initial Director and included annual fees and the Incentive Fee (described below). All of our current directors, except Ms. Zambelli and Messrs. Quarls and Swinney, were Initial Directors and, therefore, are parties to such agreements. In connection with their appointment to the Board of Directors in 2023, each of Ms. Zambelli and Messrs. Quarls and Swinney entered into appointment agreements that provide for payment of the same annual fees as those paid to the Initial Directors. As a result, all of our directors were paid the basic meeting fees provided for in their services agreements. In addition, pursuant to the Initial Directors' appointment agreements, the Initial Directors were entitled to receive a fee referred to in such agreements as an "Incentive Fee". As was disclosed and approved by our shareholders at the 2022 AGM, in accordance with the appointment agreements, those fees were paid to the six Initial Directors promptly following the second year anniversary of the date of our emergence from the Chapter 11 proceedings (i.e., February 22, 2024).
Details on the Board of Directors are included in Item 6A "Directors and Senior Management".
2) Senior Management
Senior Management compensation for the year ended December 31, 2023 included base salary, allowances, retirement plan contributions, payments under the 2023 Short Term Incentive Plan ("STIP") and payments arising from vesting of awards granted in 2022 under the Management Incentive Plan. RSUs and PSUs were granted in 2023 under the Management Incentive Plan. In addition, members of Senior Management are eligible to participate in benefit programs available in their work locations including medical, life insurance and disability benefits. We benchmark the compensation awarded to our management and believe that it is consistent with that of our peers and similarly situated companies in our industry. The STIP award is a discretionary annual cash incentive award which aims to recognize and reward achievement of short term performance goals that are critical to the success of Seadrill. STIP eligibility is determined by grade level and position and aligns with typical market practice in offshore drilling.
During the year ended December 31, 2023, we paid an aggregate compensation of $9.4 million to our Senior Management, including payments of $0.3 million to cover insurance expenses, and accrued payments of $1.2 million related to termination of employment contracts that we expect to pay in June 2024.
As of December 31, 2023, all of our current Senior Management members had termination-related payment clauses in their employment contracts and certain equity award agreements. These relate to terminations in the context of a ''Change of Control Event" or terminations agreed due to "Good Reason" or other than for "Cause". "Cause" is defined as one or more of the following, which may vary across Senior Management's contracts: gross misconduct or conduct that is or could reasonably be expected to be materially harmful to the Company; serious or repeated breach of contract; failure to comply with reasonable and lawful orders from the Board or Chief Executive Officer, as applicable; criminal offense (other than traffic offense pursuant to which there is no imprisonment); fraud, dishonest or corrupt practices relating to the Company or breach of the U.S. Foreign Corrupt Practices Act; and breach of any legislation or regulation which may affect or relate to the business or securities of the Company. "Good Reason" is defined as: a material adverse change in title, authorities, duties or responsibilities, subject to limited exceptions; material reduction in base salary or target bonus except where such reduction is similar and applies to other similarly situated employees/executives; relocation of principal office in excess of 50 miles; or the Company’s material breach of the employment contract or equity award agreement, as applicable. The aggregate compensation paid to our Senior Management during the year ended December 31, 2023 (disclosed above) does not include certain amounts payable to our former Chief Operating & Technology Officer in connection with his departure from the Company in December 2023. We expect these will be paid in June 2024. Other than the termination-related payment clauses described above, no other employees have entered into employment agreements which provide for any special benefits upon termination of employment.
3) Management Incentive Plan
On August 6, 2022, the Board of Directors adopted the Seadrill Limited 2022 Management Incentive Plan (the "2022 Management Incentive Plan") and reserved 2,910,053 Shares for issuance thereunder. In accordance with the Chapter 11 Plan, such number of Shares constituted 5.5% of the Company's share capital on a fully diluted and fully distributed basis on the date the 2022 Management Incentive Plan was adopted. On September 25, 2023, the Board of Directors adopted an amendment and restatement of the 2022 Management Incentive Plan (the "A&R Management Incentive Plan," and together with the 2022 Management Incentive Plan, the "Management Incentive Plan"); and at Seadrill’s annual general meeting held on November 17, 2023 (the "2023 AGM"), our shareholders approved the A&R Management Incentive Plan. During the year ended December 31, 2023, members of Senior Management were granted 127,795 RSUs and 295,583 PSUs under the Management Incentive Plan. Unless otherwise provided in the A&R Management Incentive Plan, any awards granted under the Management Incentive Plan prior to November 17, 2023 remain subject to the terms of the 2022 Management Incentive Plan. As of the date of this filing, 2,892,987 Shares remain available for issuance with respect to awards that have been or may be granted from time to time under the Management Incentive Plan.
The following summary of certain terms of the Management Incentive Plan is not complete. We refer you to the copies of the 2022 Management Incentive Plan, filed as Exhibit 4.7 to this annual report, and the A&R Management Incentive Plan, filed as Exhibit 4.8 to this annual report, each of which is incorporated by reference herein for a complete statement of the terms and provisions of the Management Incentive Plan.
General. The Management Incentive Plan provides for awards of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights, and other stock-based awards to employees or consultants providing services to the Company or any of its subsidiaries and, in certain circumstances, non-employee directors of the Company. We believe that the Management Incentive Plan will provide an opportunity for participants to acquire or increase their equity interests in the Company and to provide a means whereby they may develop a sense of proprietorship and personal involvement in the Company’s development and financial success, will strengthen the Company’s ability to attract, retain and motivate key personnel, and will better align the interests of Senior Management and employees with the interests of the Company’s shareholders.
Administration. The Management Incentive Plan is administered by the Joint Nomination and Remuneration Committee or such other committee of the Board as may be appointed by the Board (the "Committee"). Subject to certain limitations, the Committee may delegate the authority to grant awards to a committee of one or more members of the Board or one or more officers of the Company, except that no subcommittee of the Board or officer of the Company may be delegated the authority to grant awards to executive officers or directors of the Company subject to Section 16 of the U.S. Securities Exchange Act of 1934, as amended.
Subject to the terms of the Management Incentive Plan and applicable law, the Committee has full power and authority to: designate participants; determine the types of awards to be granted to any participant; determine the number of Shares to be covered by awards; determine the terms and conditions of any award; determine whether, to what extent, and under what circumstances awards may be settled in cash, Shares, other securities, other awards or other property, or may be canceled, forfeited or suspended or vesting of awards may be accelerated; interpret or administer the Management Incentive Plan and any award agreement or any related instrument under the Management Incentive Plan; establish, amend, suspend, or waive such rules and regulations and appoint such agents as it deems appropriate for the proper administration of the Management Incentive Plan; and make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Management Incentive Plan.
Eligibility. Individuals eligible to receive awards under the Management Incentive Plan include employees of the Company, or any of its subsidiaries; individuals who have agreed to become an employee of the Company or any of its subsidiaries and who actually become such an employee; individuals who render consulting services to the Company, or any of its subsidiaries; or, in certain circumstances, members of the Board who are not employees or consultants.
Shares Subject to the Management Incentive Plan. The maximum number of Shares to be reserved for issuance under the Management Incentive Plan is 2,910,053, subject to adjustment as described in the "—Adjustments" section below. Shares underlying awards granted under the Management Incentive Plan that are forfeited, acquired for cancellation, cancelled or exchanged, or if an award terminates or expires without having been exercised, or is settled in cash, or is a restricted stock or restricted stock unit award that is forfeited prior to becoming vested shall again be available for grant under the Management Incentive Plan. Shares awarded under the Management Incentive Plan that are not issued or delivered as a result of the net settlement of an outstanding option; used to pay the withholding taxes related to an outstanding award; underlie a stock appreciation right settled in Shares; or repurchased on the open market with the proceeds from any repurchase plan or program, whether using option proceeds or otherwise, will not be available for reissuance under the Management Incentive Plan. Notwithstanding the foregoing, there are no limitations on the number of awards that may be granted under the Management Incentive Plan that are payable solely in cash. As of the date of this filing, 2,892,987 Shares remain available for issuance with respect to awards that have been or may be granted from time to time under the Management Incentive Plan.
Types of Awards. The Management Incentive Plan provides for awards of stock options, stock appreciation rights, restricted stock, RSUs, dividend equivalent rights, and other stock-based awards to eligible participants. All awards are subject to the conditions, limitations, restrictions, vesting and forfeiture provisions determined by the Committee, in its discretion, subject to such limitations that are set forth in the Management Incentive Plan. The number of Shares subject to any award is also determined by the Committee in its discretion. Any authorized but previously unissued Shares issued under the Management Incentive Plan will not be issued for consideration that is less than their aggregate par value.
Minimum Vesting. Awards granted under the A&R Management Incentive Plan are subject to minimum vesting requirements such that awards may not vest earlier than the one-year anniversary of the date of grant except (1) where the Committee provides for the accelerated vesting of awards in connection with a participant’s death or disability or a change in control of the Company or (2) with respect to annual awards granted to non-employee directors that vest on the earlier of the one-year anniversary of the date of grant or the next annual meeting of shareholders (so long as vesting does not occur less than 50 weeks from the date of grant). Notwithstanding the foregoing, an aggregate of not more than 5% of the Shares reserved under the Management Incentive Plan may be granted to participants, or to the extent underlying outstanding awards, may be modified, without regard to such minimum vesting requirement.
Director Awards and Limits. Under the A&R Management Incentive Plan, non-employee directors of the Company may be granted restricted stock awards, RSUs and other stock-based awards, in each case, so long as such award is not subject to performance-based vesting conditions. The maximum grant date value of awards granted to any single non-employee director in a single fiscal year shall not exceed $750,000.
Adjustments. In the event of a dividend or other distribution (other than normal cash distributions), recapitalization, stock split, reorganization, merger, consolidation, division, sub-division, split-up, spin-off, combination, repurchase, reacquisition or exchange of Shares or other securities of the Company, or other corporate transaction or event or unusual or nonrecurring events that affects the Shares such that an adjustment is appropriate to prevent dilution or an enlargement of the benefits or potential benefits intended to be made available under the Management Incentive Plan, the Committee shall make equitable adjustments to reflect such event to: the aggregate number and kind of shares that may be issued under the Management Incentive Plan; the number and kind of shares (or other securities or property) subject to outstanding awards; and the grant or exercise price per unit of any outstanding award.
Change in Control. Upon the occurrence of a change in control (as defined in the Management Incentive Plan), the Committee, in its sole discretion, may: provide that the award be assumed or substituted by the successor or survivor entity; provide for the acceleration of vesting and exercisability or, or the lapse of restrictions, in whole or in part, with respect to an award; or provide for the cancellation of any award in exchange for an amount in cash, if any, equal to the amount that would have been attained upon the exercise of the award or realization of the participant’s rights under the award (with any stock options or stock appreciation rights for which the exercise price per Share is equal to or greater than the fair market value of a Share being cancelled and terminated without payment or consideration thereof).
Amendment and Termination. The Board may amend, alter, suspend, discontinue, or terminate the Management Incentive Plan in whole or in part, in any manner and for any reason, without the consent of any person; however, the Board must obtain shareholder approval of any amendment to the extent (i) the amendment would (a) materially increase the benefits accruing to participants under the Management Incentive Plan; (b) materially increase the number of securities which may be issued under the Management Incentive Plan; (c) materially modify the requirements for participation in the Management Incentive Plan; (d) increase the non-employee director compensation limit, or (ii) such approval is necessary to comply with applicable law or securities exchange listing standards or rules.
Duration. The Management Incentive Plan will continue until the earlier of (i) a termination date established by the Committee, and (ii) November 17, 2033 (the 10th anniversary of the date the A&R Management Incentive Plan was approved by shareholders).

C.BOARD PRACTICES
The Board of Directors is responsible for the overall management of the Company and may exercise all the powers of the Company not reserved to the Company's shareholders by the Bye-Laws or Bermuda law.
1) Terms of office
The Bye-Laws provide that the initial Board would consist of seven directors, each of whom will serve a one year term until the first annual general meeting ("AGM") (which was to be held within one month of the anniversary of the Effective Date). Seadrill’s 2022 AGM was held in Bermuda on March 21, 2023 where shareholders approved a proposals to increase the size of the Board of Directors by two members; and, on the Closing Date, in connection with the closing of the Merger, Harry Quarls and Jonathan Swinney were appointed to the Board of Directors in accordance with the Aquadrill Board Designation Right. Seadrill’s 2023 AGM was held in Bermuda on November 17, 2023 where shareholders approved a proposal to determine that the number of directors comprising the Board be set at up to nine (9) directors until the next annual general meeting and that the nine (9) incumbent directors be reappointed. As a result, the Board of Directors now consists of nine directors.
2) Directors' service contracts
The directors are entitled to one months' notice of termination of their service agreements.
3) Board committees
Our Board of Directors has established an Audit and Risk Committee and a Joint Nomination and Remuneration Committee, among others, and may create such other committees as the Board of Directors shall determine from time to time. Each of the committees of our Board of Directors has the composition and responsibilities described below.
i.Audit and Risk committee
The Audit and Risk Committee comprises Mark McCollum (Chair), Jan Kjærvik (Committee Member) and Jonathan Swinney (Committee Member). The Audit and Risk Committee is responsible for overseeing the quality and integrity of the Company's Consolidated Financial Statements and its accounting, auditing and financial reporting practices; the Company's compliance with legal and regulatory requirements; the independent auditor's qualifications, independence and performance; the Company's internal audit function and internal controls, and the Company's cybersecurity policies and procedures. In addition, the Audit and Risk Committee monitors and makes recommendations to the Board of Directors in relation to potential conflicts of interest between the Company and any of its affiliates or related third parties. The Audit and Risk Committee will also evaluate any conflicts of interest between a director and the Company. The Bye-Laws provide that the Audit and Risk Committee shall have all the powers and authority of the Board with respect to all matters set forth in the Audit and Risk Committee charter.
ii.Joint Nomination and Remuneration committee
The Joint Nomination and Remuneration Committee comprises Julie Johnson Robertson (Chair), Andrew Schultz (Committee Member) and Paul Smith (Committee Member). The Joint Nomination and Remuneration Committee is responsible for (i) overseeing and determining the compensation for executive remuneration, (ii) nominating candidates for the election of directors, (iii) providing recommendations for the Board remuneration and (iv) succession planning. The Bye-Laws provide that the Joint Nomination and Remuneration Committee shall have all the powers and authority of the Board with respect to all matters set forth in the Joint Nomination and Remuneration Committee charter.

D.EMPLOYEES
The table below shows the development in the numbers of employees (including contracted-in staff) at December 31, 2023, 2022 and 2021. Please note that those shown in the "Other" category below, represent corporate employees as well as employees who provide services for Sonadrill and, during 2021, Aquadrill (formerly Seadrill Partners).

Employees (including contracted-in staff)	As at December 31, 2023	As at December 31, 2022	As at December 31, 2021
Activity:
Harsh environment	402	489	1,024
Floaters	1,275	1,237	1,269
Jackups	—	2	371
Other	828	848	556
Total employees	2,505	2,576	3,220
Geographical location:
Norway	445	478	1,092
North and Central America	463	452	405
South America	830	803	418
Rest of Europe	165	183	211
Asia Pacific	4	3	55
Africa and Middle East	598	657	1,039
Total employees	2,505	2,576	3,220
Headcount in "Other", "Rest of Europe" and "Africa and Middle East" has decreased from 2022 to 2023 because of onshore employee headcount reduction programs, including the closure of the Dubai office.
The decrease in employee numbers in Norway is due to down-manning following the decrease in harsh environment activity and the increase in South America (2021 to 2022) is due to up-manning following the start of new drilling contracts in Brazil. The decrease in Africa and Middle East relates to the transfer of employees to ADES following the KSA Business Sale.
We employ people in a number of locations globally. In some locations, predominantly Norway and South America, employees and contract labor are represented by collective bargaining agreements ("CBAs"). As part of the legal obligations in some of these agreements, we are required to contribute certain amounts to retirement and pension funds. In addition, many of these employees are working under agreements that are subject to salary negotiation, which could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance. We consider our relationships with the various unions to be stable. The CBAs in place relating to Norway's employees have no set expiry and are reviewed every two years. Separate agreements are in place for the Onshore and Offshore populations. The CBA in place in Brazil was successfully renegotiated in September 2023 and is due to expire in August 2024. Due to expected company growth in country in 2024, a volatile economy and rising inflation costs, market trends suggest that it may be necessary to consider a salary readjustment in the next CBA.
The table below shows the percentage of the labor force covered by a CBAs by geographic location, as of December 31, 2023:

Employees (including contracted-in staff)	Total employees	Employees covered by CBAs	Employees covered by CBAs (%)	CBA cover expiring within 1 year	CBA cover expiring within 1 year (%)
Geographical location:
Norway	445	445	100%	—	—%
South America	830	787	94%	787	100%
Other	1,230	—	—%	—	—%
Total	2,505	1,232	49%	787	64%

E.SHARE OWNERSHIP
As of February 29, 2024, members of the Board of Directors and members of Senior Management had the following shareholding in the Company. Also shown are their interests in unvested RSUs and PSUs granted to them under the Management Incentive Plan.

Name	Position	Number of Common Shares, par value $0.01 each*	Number of Unvested PSUs**	Number of Unvested RSUs**
Julie Johnson Robertson	Director and Chair of the Board	—	—	—
Harry Quarls	Director	5,000	—	—
Jonathan Swinney	Director	—	—	—
Mark McCollum	Director	—	—	—
Jean Cahuzac	Director	—	—	—
Jan Kjaervik	Director	—	—	—
Andrew Schultz	Director	—	—	—
Paul Smith	Director	—	—	—
Ana Zambelli	Director	—	—	—
Simon Johnson	Management	—	254,204	91,136
Grant Creed	Management	1	79,590	27,876
Marcel Wieggers***	Management	622	1,953	1,302
Torsten Sauer-Petersen	Management	4	59,743	21,153
Samir Ali	Management	—	59,743	21,153
Todd Strickler	Management	—	36,058	14,385
Leif Nelson***	Former management	10	104,727	35,979
* The Shares are less than 0.01% of the total issued share capital.
** Vested RSUs and PSUs may be settled in cash or Shares at the election of the Joint Nomination and Remuneration Committee .
*** In connection with Mr. Nelson's departure from Seadrill, we anticipate that in June 2024, approximately 28,559 RSUs will be forfeited, and the remaining 7,420 RSUs will vest immediately, and approximately 66,636 PSUs will be forfeited, with the remaining 38,091 PSUs remaining eligible to be earned and vest in accordance with their terms.
F.    DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.
ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.MAJOR SHAREHOLDERS
The authorized share capital of the Company is $3,750,000 divided into 375,000,000 common shares of par value $0.01 each ("Shares").
Total Shares issued and outstanding as of January 26, 2024 were 72,933,303. In addition, a $50 million aggregate principal amount unsecured senior convertible bond, with a final maturity in August 2028 (the "Convertible Bond"), was issued to Hemen upon emergence from Chapter 11 Proceedings. The Convertible Bond is convertible (in full and not in part), at the option of the holder, into Shares at an initial conversion rate of 52.6316 Shares per $1,000 principal amount, subject to certain adjustments.
The following table presents certain information, as of January 26, 2024, regarding the ownership of Shares by holders of 5% or more thereof and have an interest in the Company's share capital. As of January 26, 2024, no shareholder, other than those set out in the table below, held more than 5% of the issued and outstanding Shares.

	Common Shares Held
Shareholder	Number	%
Elliott Investment Management, L.P (1)	5,979,814	8.2
Canyon Capital Advisors LLC (2)	4,970,989	6.8
T. Rowe Price Associates, Inc. (3)	4,123,871	5.7
(1) According to its Amendment No. 3 to Schedule 13D filed with the SEC on January 25, 2024: Elliott Investment Management L.P. beneficially owned 5,979,814 Shares; and the principal business address of Elliott Investment Management, L.P. is 360 S. Rosemary Ave, 18th Floor, West Palm Beach, Florida 33401.
(2) According to its Schedule 13G filed with the SEC on February 14, 2024: Canyon Capital Advisors LLC beneficially owned 4,970,989 Shares; and the principal business address of Canyon Capital Advisors LLC is 2728 North Harwood Street, 2nd Floor, Dallas, Texas 75201.
(3) According to its Schedule 13G filed with the SEC on February 14, 2024: T. Rowe Price Associates, Inc. beneficially owned 4,123,871 Shares; and the principal business address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202.
Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our issued and outstanding Shares. We are not aware of any arrangements, the operation of which, may at a subsequent date result in a change in control of Seadrill.
U.S. Share Ownership
As of March 22, 2024, 73,801,024 Shares (the “U.S. Shares”) were held in the United States by 12 holders of record, including The Depository Trust Company, which, as of such date, was the holder of record of 73,800,940 of the U.S. Shares.
B.RELATED PARTY TRANSACTIONS
1) Bankruptcy Registration Rights Agreement
Pursuant to the Plan, on February 22, 2022, the Company entered into a registration rights agreement (the "Bankruptcy Registration Rights Agreement") with certain holders of Shares and the Company’s convertible notes ("Holders"). The Bankruptcy Registration Rights Agreement, among other things, grants Holders demand and shelf registration rights as well as piggyback registration rights, subject to the limitations set forth in the Bankruptcy Registration Rights Agreement. Pursuant to their registration rights, Holders have the right to request in writing that the Company register for resale all or part of the Registrable Securities (as defined in the Bankruptcy Registration Rights Agreement) pursuant to an effective registration statement, subject to certain conditions. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Bankruptcy Registration Rights Agreement, which is filed as Exhibit 2.2 to this annual report.
2) Merger Registration Rights Agreement
In connection with the closing of the Merger, Seadrill executed a registration rights agreement (the "Merger Registration Rights Agreement") in favor of certain holders and beneficial owners of Aquadrill common units, collectively holding more than 75% of the issued and outstanding Aquadrill common units and each of which, either individually or together with its affiliated investment funds or other entities managed or advised by it, held over five percent of the issued and outstanding Aquadrill common units (the "Consenting Members"). The Merger Registration Rights Agreement provides for customary demand and piggyback registration rights consistent with Seadrill’s existing obligations under the Bankruptcy Registration Rights Agreement. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Registration Rights Agreement, which is filed as Exhibit 2.4 to this annual report.
Please see also Note 26 – "Related party transactions" to the Consolidated Financial Statements included herein.
C.INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8.FINANCIAL INFORMATION
A.CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
1) Financial Statements
Please see the section of this Annual Report on Form 20-F entitled Item 18 - "Financial Statements".
2) Legal Proceedings
From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. Please see Note 29 – "Commitments and contingencies" to the Consolidated Financial Statements included herein for a description of certain claims made against us.
3) Dividends
Pursuant to the Bye-Laws, the Board of Directors may declare cash dividends or distributions. The payment of any future dividends to shareholders will depend upon decisions that will be at the sole discretion of the Board of Directors and will depend on the then-existing conditions, including the Company's operating results, financial condition, contractual restrictions, corporate law restrictions, capital requirements, the applicable laws of Bermuda and business prospects. Under Bermuda law, a company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (a) it is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of its assets would thereby be less than its liabilities.
Although the Board of Directors may consider the payment of dividends, there can be no assurance that the Company will pay any dividend, or if declared, the amount of such dividend. The agreements governing the Company's secured debt may restrict the Company's ability to declare or pay dividends.
Further, as the Company is a holding company with no material assets other than the shares of its subsidiaries through which it conducts its operations, its ability to pay dividends will also depend on the subsidiaries distributing their respective earnings and cash flow to the Company.
Seadrill Limited was incorporated on October 15, 2021 and has not paid any dividends since its incorporation.
B.SIGNIFICANT CHANGES
There have been no significant changes since the date of our Consolidated Financial Statements, other than as described in Note 32 – "Subsequent events" to the Consolidated Financial Statements included herein.
ITEM 9.THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS
Since October 14, 2022, our Shares trade primarily on the NYSE under the ticker symbol "SDRL". We have maintained a secondary listing on the main list of the OSE, where our Shares trade under the same symbol, since November 17, 2022.
B.    PLAN OF DISTRIBUTION
Not applicable.
C.    MARKETS
Trading in our Shares on Euronext Expand commenced on April 28, 2022, under the trading symbol "SDRL". On November 17, 2022, Seadrill was uplisted to the main market of the OSE after satisfying listing requirements. The Company began trading on the NYSE on October 14, 2022. As of the date of this report, the Company has not applied for admission to trading of the Shares on any other stock exchange, regulated market or a multi-trading facility (MTF) other than as set out herein.
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
1) Objects of the Company
The Company is an exempted company limited by shares incorporated under the laws of Bermuda, and is registered with the Bermuda Registrar of Companies with registration number 202100496. The Company was incorporated on October 15, 2021 under the name Seadrill 2021 Limited, and changed its name to Seadrill Limited on February 22, 2022. The Company’s registered office is located at 55 Par La Ville Road, Hamilton, Bermuda HM11. The objects of the Company's business are unrestricted, and the Company has the capacity of a natural person. The Company can therefore carry out any trade or business which, in the Board of Directors' opinion, can be advantageously carried out by the Company. Moreover, this means that the Company's objectives are not specified. The Company can therefore undertake activities without restriction on its capacity.
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
ii.Election and removal of Directors
The Bye-Laws provide that from the first annual general meeting of the Company, the Company's Board of Directors shall consist of such number of directors as the Company's shareholders elect or determine at a general meeting, based on the non-binding recommendation of the Joint Nomination and Remuneration Committee. Seadrill’s 2023 annual general meeting was held in Bermuda on November 17, 2023. At the 2023 annual general meeting, Shareholders approved a proposal to determine that the number of directors comprising the Board to be set at up to nine (9) directors until the next annual general meeting or until such number is changed in accordance with the Bye-Laws and elected the nine (9) incumbent directors to the Board. As a result, the Board of Directors now consists of nine directors.
Only persons who are proposed or nominated in accordance with the Bye-Laws are eligible for election as directors. Subject to the advance notice requirements set out in the Bye-Laws, any shareholder of the Company, the Joint Nomination and Remuneration Committee and the Board may propose or nominate any person for election as a director.
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
Where persons are validly proposed for re-election or election as a director, such directors shall be elected or re-elected by a majority of votes cast at the relevant general meeting in accordance with the Bye-Laws. At any general meeting, the shareholders may authorize the Board to fill any vacancy in their number left unfilled at a general meeting.
Pursuant to the Bye-Laws, provided that a quorum of directors remains in office, the Board of Directors has the power to appoint any person as a director to fill a vacancy on the Board of Directors occurring as a result of the removal of a director in accordance with the Bye-Laws, a director being prohibited or disqualified from being a director by any applicable laws, a director becoming bankrupt, or making any arrangement or composition with his creditors, a director becoming of unsound mind or death, or a director resigning his office by notice to the Company. The term of office of any director appointed by the Board to fill such a vacancy on the Board shall expire at the next annual general meeting.
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
4) Amendment of the Memorandum of Association and Bye-Laws
Bermuda law provides that the memorandum of association of a company may be amended in the manner provided for in the Bermuda Companies Act, i.e., by a resolution passed by the Board and resolution at a general meeting of shareholders. Pursuant to the Bye-Laws, no bye-law may be rescinded, altered or amended and no new bye-law may be made, save in accordance with the Bermuda Companies Act, and until the same has been approved by a resolution of the Board and by a resolution of the shareholders including the affirmative vote of not less than two-thirds of all votes cast at a general meeting.
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
5) Meetings of Shareholders
Under Bermuda law, a company is required to convene at least one general meeting of shareholders in each calendar year (the "annual general meeting"). However, the shareholders of a company may by resolution waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any shareholder may, on notice to the company, terminate the waiver, in which case an annual general meeting must be called. The annual general meeting of the Company shall be held once in every year at such time and place as the Board appoints but in no event shall any such annual general meeting be held in Norway or the United Kingdom.
Pursuant to Bermuda law and the Bye-Laws, the Board may call for a special general meeting whenever they think fit, and the Board must call for a special general meeting upon the request of shareholders holding not less than 10% of the paid-up capital of the Company carrying the right to vote at general meetings. Bermuda law also requires that shareholders of a company are given at least five (5) days’ advance notice of a special general meeting, unless notice is waived. The Bye-Laws provide that the Board may convene a special general meeting whenever in their judgement such meeting is necessary, but in no event shall any such special general meeting be held in Norway or the United Kingdom. Under the Bye-Laws, at least ten (10) days’ notice of an annual general meeting must be given to each shareholder entitled to attend and vote thereat, stating the date, place and time at which the meeting is to be held. At least ten (10) days’ notice of a special general meeting must be given to each shareholder entitled to attend and vote thereat, stating the date, place and time and the general nature of the business to be considered at the meeting. No business shall be conducted at any annual general meeting or any special general meeting except for the business set forth in the notice of such meeting provided to each shareholder of the Company. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting, by all of the shareholders entitled to attend and vote at such meeting; and (ii) in the case of a special general meeting, by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the Shares giving the right to attend and vote at such meeting. Pursuant to the Bye-Laws, the quorum required for a general meeting of shareholders is two or more persons present throughout the meeting representing in person or by proxy any issued and outstanding Shares.
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
6) Shareholders' proposals
Under Bermuda law, shareholders may, as set forth below and at their own expense (unless the company otherwise resolves), require the company to: (i) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholders may properly move at the next annual general meeting; or (ii) circulate to all shareholders entitled to receive notice of any general meeting a statement (of not more than one thousand words) in respect of any matter referred to in the proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (i) any number of shareholders representing not less than 5% of the total voting rights of all shareholders entitled to vote at the meeting to which the requisition relates; or (ii) not less than 100 shareholders.
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
7) Dividend rights
Under Bermuda law, a company may not declare or pay a dividend or make a distribution out of the contributed surplus, if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of its assets would thereby be less than its liabilities. Under the Bye-Laws, each Common Share is entitled to dividends if, and when dividends are declared by the Board.
Pursuant to the Bye-Laws, any dividend or other moneys payable in respect of a share which has remained unclaimed for six (6) years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to remain owing by the Company.
8) Transfer of Shares
Subject to the Bermuda Companies Act and to such of the restrictions contained in the Bye-Laws as may be applicable and to the provisions of any applicable United States securities laws (including, without limitation, the Securities Act, and the rules promulgated thereunder), the Shares of the Company are freely transferable. However, the Bye-Laws provide that the Board may decline to register, and may require any registrar appointed by the Company to decline to register, a transfer of a share of the Company or any interest therein held through the VPS if such transfer would be likely, in the opinion of the Board, to result in 50% or more of the issued share capital (or Shares of the Company to which are attached 50% or more of the votes attached to all issued and outstanding Shares in the Company) being held or owned directly or indirectly by persons resident for tax purposes in Norway. A failure to notify the Company of such correction or change can lead to the shareholder’s entitlement to vote, exercise other rights attaching to the Shares of the Company or interests therein being sold at the best price reasonably obtainable in all the circumstances. Furthermore, if such holding of 50% or more by individuals or legal persons resident for tax purposes in Norway or connected to a Norwegian business activity, the Bye-Laws require the Board to make an announcement through the OSE, and the Board and the registrar appointed by the Company are then entitled to dispose of Shares or interests therein to bring such holding by an individual or legal person resident for tax purposes in Norway or connected to a Norwegian business below 50%—the Shares of the Company or interests therein to be sold being first those held by holders who failed to comply with the above notification requirement, and thereafter those that were acquired most recently by the shareholders.
The Company has been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows the Company to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on its ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of Shares. The Bermuda Monetary Authority has given its consent for the issue and free transferability of all Shares from or to non-residents and residents of Bermuda for exchange control purposes, provided the Shares remain listed on an Appointed Stock Exchange (as such term is defined under the Bermuda Companies Act), which includes the OSE and the NYSE. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to the Company’s performance or creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of the Company’s business or for the correctness of any opinions or statements expressed in this registration statement. Certain issues and transfers of Shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.
Notwithstanding anything else to the contrary in the Bye-Laws, Shares that are listed or admitted to trading on an Appointed Stock Exchange may be transferred in accordance with the rules and regulations of such exchange. All transfers of uncertificated Shares shall be made in accordance with and be subject to the facilities and requirements of the transfer of title to Shares in that class by means of the VPS or any other relevant system concerned and, subject thereto, in accordance with any arrangements made by the Board in its discretion in accordance with the Bye-Laws. The Board may in its absolute discretion refuse to register the transfer of a share that is not fully paid. The Board may also refuse to recognize an instrument of transfer of a share unless (i) the instrument is duly stamped and lodged with the Company accompanied by the relevant share certificate to which it relates (if one has been issued) and such other evidence of the transferor’s right to make the transfer as the Board may reasonably require, (ii) the instrument of transfer is in respect of only one class of share and/or (iii) all applicable consents, authorizations and permissions of any governmental body or agency in Bermuda (including the Bermuda Monetary Authority) with respect thereto have been obtained. Pursuant to the Bye-Laws, if the Board is of the opinion that a transfer may breach any law or requirement of any authority or any stock exchange or quotation system upon which any of the Shares are listed (from time to time), then registration of the transfer shall be declined until the Board receives satisfactory evidence that no such breach would occur. Subject to these restrictions and any other restrictions in the Bye-Laws and to the Bermuda Companies Act and applicable United States laws (including, without limitation, the Securities Act and related regulations), a holder of Shares may transfer the title to all or any of its Shares by completing an instrument of transfer in the usual common form or in such other form as the Board may approve. The instrument of transfer must be signed by the transferor and, in the case of a share that is not fully paid, the transferee. The Board may also implement arrangements in relation to the evidencing of title to and the transfer of uncertified Shares.
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
9) Disclosure of material interest
The Bye-Laws provide that, where the requirements of the OSE require any person acquiring or disposing of an interest in the Shares to give notification of such change in interest, such person must immediately notify the registrar appointed by the Company of the acquisition or disposal and of its resulting interest, following which, the registrar appointed by the Company will notify the OSE. If a person fails to provide such notification, the Board shall require the registrar appointed by the Company to serve the person with notice, requiring compliance with the notification requirements and inform him or her that pending such compliance the registered holder of the Shares shall have suspended their entitlement to vote, exercise other rights attaching to the Shares and receive payment of income or capital.
10) Amalgamations and mergers
The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Pursuant to Bermuda law, unless the bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued and outstanding shares of the company. The Bye-Laws provide that any such amalgamation or merger must be approved by the affirmative vote of at least a majority of the votes cast at a general meeting of the Company at which the quorum shall be two or more shareholders throughout the meeting and representing in person or by proxy in excess of 25% of the total voting rights of all issued and outstanding shares of the Company.
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
Under the Bye-Laws, all shareholders who hold at least 5% of the issued and outstanding voting Shares of the Company shall be entitled to receive, upon written request to the Company and, to the extent not already filed by the Company with the Securities Exchange Commission or already made available pursuant to any applicable laws or rules of any relevant exchange: (i) audited consolidated annual financial statements, (ii) unaudited consolidated quarterly financial statements, (iii) unaudited semi-annual Company briefing, (iv) such information or documents which are provided to the lenders under the Company’s senior credit facility from time to time (which as of the date hereof is the Revolving Credit Facility), subject to the relevant shareholders entering into customary confidentiality arrangements and any requirements of any applicable law, and (v) any further information or documents which is reasonably required by such Members for regulatory and compliance purposes, subject to customary exemptions which shall include confidentiality, data protection restrictions and any requirements of any applicable laws.
In addition, under the Bye-Laws, all shareholders who (i) 7% or more of the issued and outstanding voting Shares of the Company as of the Effective Date; or (ii) 10% or more of the issued and outstanding voting Shares of the Company at any time after the Effective Date shall be entitled to receive upon written request to the Company a summary of all material information provided to the Board, on the terms set out in the Bye-Laws, provided that the Company is satisfied that each such shareholder (1) is subject to appropriate confidentiality arrangements; (2) is restricted from dealing in the Company’s equity securities in accordance with "insider dealing" laws and regulations pursuant to applicable laws; (3) will not have any "cleansing rights" to require the Company to publicly disclose relevant information; and (4) may receive the information pursuant to applicable laws.

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
•By procedure under the Bermuda Companies Act known as a "scheme of arrangement". A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Bermuda Registrar of Companies, all holders of common shares could be compelled to sell their common shares under the terms of the scheme of arrangement.
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
The Bermuda Monetary Authority has given its consent for the issue and free transferability of the Shares to and between residents and non-residents of Bermuda for exchange control purposes provided that the Shares are listed on Euronext Expand, the OSE or the NYSE. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to the Company's performance or its creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of the Company's business or for the correctness of any opinions or statements expressed in this report. Certain issues and transfers of Shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.
E.TAXATION
The following is a discussion of the material Bermuda and United States federal income and other tax considerations with respect to us and holders of common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our Shares, may be subject to special rules. This discussion deals only with holders who hold the Shares as a capital asset, generally for investment purposes. Shareholders are encouraged to consult their own tax advisors concerning the overall tax consequences arising in their own particular situation under applicable tax law of the ownership of common shares.
Bermuda and Other Non-U.S. Tax Considerations
As of the date of this annual report, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, or estate duty or inheritance tax payable by non-residents of Bermuda in respect of capital gains realized on a disposition of the Shares or in respect of distributions they receive from us with respect to the Shares. This discussion does not, however, apply to the taxation of persons ordinarily resident in Bermuda. Bermuda shareholders should consult their own tax advisors regarding possible Bermuda taxes with respect to dispositions of, and distributions the Shares.
Bermuda enacted the CIT Act on December 27, 2023 with a corporate income tax rate of 15% effective January 1, 2025. No income tax is chargeable under the CIT Act until tax years starting on or after January 1, 2025. We and our subsidiaries incorporated in Bermuda pay annual government fees to the Bermuda government.
Bermuda currently has no tax treaties in place with other countries in relation to double-taxation or for the withholding of tax for foreign tax authorities.
Dividends distributed by Seadrill Limited out of Bermuda
Currently, there is no withholding tax payable in Bermuda on dividends distributed from Seadrill Limited to its shareholders.
Taxation of rig owning entities
A number of our drilling rigs are owned in tax-free jurisdictions such as Bermuda or the Cayman Islands. There is no taxation of the rig owners’ income in Bermuda prior to the effective date of the CIT Act. The remaining drilling rigs are owned in jurisdictions with income or tonnage taxation of the rig owners’ income. There may also be income tax in certain other jurisdictions where rigs are owned by, or allocated to, local branches.
Please also see the section below entitled "Taxation in country of drilling operations".
Taxation in country of drilling operations
Income derived from drilling operations is generally taxed in the country where these operations take place. The taxation of income derived from drilling operations could be based on net income, deemed income, withholding taxes or other bases, depending upon the applicable tax legislation in each country of operation. Some countries levy withholding taxes on bareboat charter payments (internal rig rent), branch profits, crew, dividends, interest and management fees.
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
In March 2020, the U.S. enacted the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), which grants taxpayers a five-year carryback period for net operating losses arising in tax years beginning after December 31, 2017 and before January 1, 2021. See Note 13 – "Taxation" to the Consolidated Financial Statements included herein for further details of the impact for 2022.
Net income
Net income corresponds to gross income derived from the drilling operations less tax-deductible costs (i.e., operating costs, crew, insurance, management fees and capital costs (internal bareboat fee; tax depreciation; interest costs) incurred in relation to those operations). In addition to net income tax, withholding tax on branch profits, dividends, internal bareboat fees, among other items, may also be levied.
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
Deemed income tax
Deemed income tax is normally calculated based on gross turnover, which can include or exclude reimbursables and often reflects an assumed profit ratio, multiplied by the applicable corporate tax rate. Some countries will also levy withholding taxes on the distribution of dividend or branch profits at the deemed tax rate.
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
Taxation of other income
Other income related to crewing, management fees and technical services will generally be taxed in the country where the service provider is resident, although withholding tax or income tax may also be imposed in the country where the drilling operations take place. Dividends and other investment income will be taxable in accordance with the legislation of the country where the company holding the investment is resident. For companies resident in Bermuda, there is currently no tax on these types of income.
Some countries levy withholding taxes on outbound dividends and interest payments.
Capital gains taxation
As of the date of this annual report, there is no capital gains tax payable in most of our rig owning jurisdictions. However, some countries may impose a capital gains tax or a claw-back of tax depreciation (on a full or partial basis) upon the sale of a rig during or attributable to such time as the rig is operating within such country, or within a certain time after completion of such drilling operations, or when the rig is exported after completion of such drilling operations.
Other taxes
Our operations may be subject to sales taxes, value added taxes, or other similar taxes in various countries.
United States Federal Income Tax Considerations
The following are the material United States federal income tax consequences to U.S. Holders and Non-U.S. Holders, each as defined below, of the ownership of the Shares. This discussion does not purport to deal with the tax consequences of owning Shares to all categories of investors, some of which, such as dealers in securities, banks, financial institutions, tax-exempt entities, insurance companies, pension funds, U.S. expatriates, real estate investment trusts, regulated investment companies, investors holding Shares as part of a straddle or conversion transaction, investors subject to the alternative minimum tax, investors who acquired their Shares pursuant to the exercise of employee stock options or otherwise as compensation, investors whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of the Shares, may be subject to special rules. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business in this annual report and assumes that we conduct our business as described.
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
United States Federal Income Taxation of U.S. Holders
As used herein, the term "U.S. Holder" means a beneficial owner of Shares that is (1) a U.S. citizen or resident for U.S. federal income tax purposes, (2) a U.S. corporation or other entity taxable as a U.S. corporation, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.
Distributions
Subject to the discussion of PFICs below, any distributions made by us with respect to the Shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in his Shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividend received deduction with respect to any distributions they receive from us. Dividends paid with respect to the Shares will generally be treated as "passive category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.
Dividends paid on the Shares to a U.S. Holder who is an individual, trust or estate, or a "U.S. Individual Holder" will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) the Shares are readily tradable on an established securities market in the United States; (2) we are not a PFIC for the taxable year in which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we do not believe we are and do not anticipate being in the future); (3) the U.S. Individual Holder has owned the Shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on the Shares will be eligible for these preferential rates in the hands of a particular U.S. Individual Holder. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.
Special rules may apply to any "extraordinary dividend," generally, a dividend paid by us in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances) in a Share. If we pay an "extraordinary dividend" on the Shares that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such Shares will be treated as long-term capital loss to the extent of such dividend.
Sale, Exchange or other Taxable Disposition of Common Shares
Assuming we do not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other taxable disposition of the Shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other taxable disposition and the U.S. Holder’s tax basis in such Shares. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.
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
If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisor regarding the applicability of the 3.8% tax on net investment income to the ownership and disposition of the Shares.
Passive Foreign Investment Company Status and Significant Tax Consequences
Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for United States federal income tax purposes. In general, a foreign corporation will be treated as a PFIC with respect to a United States shareholder, if, for any taxable year in which such shareholder holds stock in such foreign corporation, either:
•at least 75% of the corporation’s gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or
•at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.
For purposes of determining whether a foreign corporation is a PFIC, it will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations or partnerships in which it owns, directly or indirectly, at least 25% of the value of the subsidiary’s equity interests.
Income earned by a foreign corporation in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless the foreign corporation is treated under specific rules as deriving its rental income in the active conduct of a trade or business or is received from a related party.
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
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different United States federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to the Shares, as discussed below. In addition, if we were to be treated as a PFIC for any taxable year a U.S. Holder would be required to file an annual report with the United States Internal Revenue Service, or the IRS, for that year with respect to such U.S. Holder’s Shares.
Taxation of U.S. Holders Making a Timely QEF Election
If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the Shares would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in the adjusted tax basis in the Shares and would not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the Shares. A U.S. Holder would make a QEF election with respect to any taxable year during which we are a PFIC by filing a valid IRS Form 8621 with his United States federal income tax return. If we were aware that we were to be treated as a PFIC for any taxable year, we would, if possible, provide each U.S. Holder with all necessary information in order to make the QEF election described above. If we were to be treated as a PFIC, a U.S. Holder would also be treated as owning his proportionate share of stock in each of our corporate subsidiaries which is treated as a PFIC and a separate QEF election would be necessary with respect to each subsidiary. It should be noted that we may not be able to provide such information.
Taxation of U.S. Holders Making a Mark-to-Market Election
Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our stock is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to the Shares, provided the U.S. Holder completes and files a valid IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. The "mark-to-market" election will not be available for any of our subsidiaries. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of such holder's Shares at the end of the taxable year over such holder’s adjusted tax basis in the Shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in such holder's Shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his Shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the Shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the Shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included as ordinary income by the U.S. Holder.
Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election
Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the Shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of the Shares. Under these special rules:
•the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the Shares;
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
If a Non-Electing Holder, who is an individual, dies while owning the Shares, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to such Shares.
United States Federal Income Taxation of Non-U.S. Holders
A beneficial owner of the Shares that is an individual, corporation, trust or estate and is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."
Distributions
Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our Shares, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, the dividends are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States). A Non-U.S. Holder generally will be subject to United States federal income tax on the net amount of any effectively connected income in the same manner as discussed in the previous section relating to the United States federal income taxation of U.S. Holders. In addition, if the Non-U.S. Holder is a corporation, the Non-U.S. Holder’s earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional United States federal branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.
Sale, Exchange or Other Disposition of Shares
Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other taxable disposition of the Shares, unless:
•the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or
•the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.
A Non-U.S. Holder described in the first bullet will generally be subject to United States federal income tax on its effectively connected income in the same manner as discussed in the previous section relating to the United States federal income taxation of U.S. Holders. In addition, if the Non-U.S. Holder is a corporation, the Non-U.S. Holder’s earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional United States federal branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty. A Non-U.S. Holder described in the second bullet generally will be subject to United States federal income tax at a rate of 30%, or a lower rate as may be specified by an applicable United States income tax treaty.
Backup Withholding and Information Reporting
In general, dividend payments, and other taxable distributions on the Shares, made by us to you within the United States will be subject to information reporting requirements. Such payments will also be subject to backup withholding if paid to a U.S. Individual Holder who:
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
If a Non-U.S. Holder sells his Shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the Non-U.S. Holder certifies that he is a non-United States person, under penalties of perjury, or otherwise establishes an exemption. If a Non-U.S. Holder sells his Shares through a non-United States office of a non-United States broker and the sales proceeds are paid to the Non-U.S. Holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a Non-U.S. Holder outside the United States, if the Non-U.S. Holder sells his Shares through a non-United States office of a broker that is a United States person or has some other connection to the United States.
Backup withholding is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer’s United States federal income tax liability by properly filing a refund claim with the IRS.
Individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are non-U.S. Holders and certain U.S. entities) who hold "specified foreign financial assets" (as defined in section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year. Specified foreign financial assets would include, among other assets, the Shares, unless the Shares were held through an account maintained with certain financial institutions. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, the statute of limitations on the assessment and collection of United States federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed. U.S. Holders and Non-U.S. Holders are encouraged to consult their own tax advisers regarding their reporting obligations under section 6038D of the Code.
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
ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to several market risks, including foreign exchange risk and interest rate risk. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by our management team. This may include the use of derivative instruments.
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
In July and August 2023, Seadrill issued $575 million in aggregate principal amount of the Notes, the net proceeds from which were used to prepay in full the outstanding amounts under our then-existing secured debt facilities, significantly reducing our exposure to future interest rate increases, as the majority of our debt portfolio is on a fixed interest rate. Please refer to Note 20 – "Debt" for further details on this refinancing.
ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.     CONTROLS AND PROCEDURES
A.     Disclosure Controls and Procedures
Our management, with participation from the Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 and Rule 15d-15 of the Exchange Act as of December 31, 2023. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the evaluation date.
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
Our management, with the participation of the Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the design and operation of our internal control over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2023. In making our assessment, our management used the criteria established in the Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors. On the basis of this evaluation, management concluded that, as of December 31, 2023, the Company’s internal control over financial reporting was effective.
C.     Attestation Report of Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page F-2 of our consolidated financial statements.
D.     Changes in Internal Control over Financial Reporting
There were no changes in these internal controls during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
ITEM 16.     [RESERVED]

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Mark McCollum (Chair), Jan Kjærvik (Committee Member), and Jonathan Swinney (Committee Member), are independent directors as defined by the NYSE and are audit committee financial experts as defined by the SEC. See Item 6A - "Directors and Senior Management" for a description of their relevant experience.
ITEM 16B.     CODE OF ETHICS
We have adopted a Code of Conduct that applies to all entities controlled by us and employees, directors, officers and agents of ours. This document is available under the "About us" section of our website (www.seadrill.com). We intend to disclose, under this section of our website, any waivers to or amendments of the Code of Conduct for the benefit of any of our directors and executive officers.
ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our principal accountant for the fiscal years ended December 31, 2023, 2022 and 2021 was PricewaterhouseCoopers LLP (Firm ID: 876) in the United Kingdom. The following table sets forth the fees related to audit and other services provided by the principal accountant and their affiliates.

(In $)	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Audit fees (1)	4,020,216	3,800,728	4,296,199
Audit-related fees (2)	872,110	576,684	652,676
All other fees (3)	25,003	20,222	22,699
Total	4,917,329	4,397,634	4,971,574
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
Audit Committee’s Pre-Approval Policies and Procedures
Our Board has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit-related services to be provided by such auditor under such engagement by us. All services provided by the principal auditor in 2023, 2022 and 2021 were approved by the Board pursuant to the pre-approval policy.
ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
In 2023, Seadrill have repurchased its outstanding common shares as follows:

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced programs (1)(2)	(d) Maximum dollar value of shares that may yet be purchased under the programs (1)(2)
January to July 2023	—	$—	—	$—
August 2023	—	$—	—	$250,000,000
September 2023	1,143,969	$46.58	1,143,969	$196,718,848
October 2023	2,338,393	$41.84	3,482,362	$98,873,193
November 2023	2,079,323	$42.17	5,561,685	$261,184,344
December 2023	599,513	$44.84	6,161,198	$234,302,252
Total	6,161,198	$43.12	6,161,198	$234,302,252
(1) On August 15, 2023, the Company announced that the Board of Directors had authorized a share repurchase program that allowed the Company to repurchase up to $250 million of the Company's outstanding common shares with no fixed expiration (the "First Repurchase Program"). On September 12, 2023, the Company announced that it had initiated the First Repurchase Program by putting in place an agreement with Arctic Securities AS and its subsidiary, Arctic Securities LLC, which provided for repurchases of common shares in open market transactions on the OSE and the NYSE until March 31, 2024 (subject to a maximum limit of 10 million Shares). On December 5, 2023, the Company completed the First Repurchase Program, having repurchased an aggregate of 5,817,579 Shares equal to the total of $250 million (the "First Program Repurchased Shares"). On December 20, 2023, the First Program Repurchased Shares were cancelled and returned to authorized but unissued status.

(2) On November 27, 2023, the Company announced that the Board of Directors had authorized a second share repurchase program that allowed the Company to repurchase up to $250 million of the Company's outstanding common shares with no fixed expiration (the "Second Repurchase Program"). On December 14, 2023, the Company announced that it had initiated the Second Repurchase Program by putting in place an agreement with Fearnley Securities AS and its subsidiary, Fearnley Securities, Inc., which provides for repurchases of common shares in open market transactions on the OSE and the NYSE until September 30, 2024 (subject to a maximum limit of 10 million Shares).
ITEM 16F.     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G.     CORPORATE GOVERNANCE
U.S. companies listed on the NYSE are subject to the rules of the NYSE Listed Company Manual. As a foreign private issuer, we are exempt from certain requirements of the NYSE that are applicable to listed U.S. companies, including certain corporate governance practices. Set out below is a list of the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. As an issuer with a secondary listing on the OSE, we are not required under the OSE Continuing Obligations to prepare a corporate governance report in accordance with the Norwegian Code of Practice for Corporate Governance, and we may report pursuant to the equivalent code of practice applicable to foreign private issuers listed on the NYSE.
As previously disclosed, the Company is in the process of closing its London, England office and consolidating its corporate offices in Houston, Texas. In connection therewith, the status of the Company as a foreign private issuer under U.S. securities laws and applicable rules of the NYSE Listed Company Manual may cease as early as June 30, 2024. As a result, as early as January 1, 2025, the Company could be required to update its corporate governance practices in order to comply with the NYSE standards applicable to listed U.S. companies, and the significant differences described below would no longer applicable.
Independence of Directors
The NYSE requires that a listed U.S. company maintain a majority of independent directors. Under Bermuda law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in NYSE rules. However, our Board of Directors currently has a majority of independent directors, with all of the nine members being independent under the NYSE's standards for independence applicable to a foreign private issuer.
Executive Sessions
The NYSE requires that a listed U.S. company’s non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. Historically, our non-management directors regularly held executive sessions without management, and our independent directors met in an executive session at least once a year. We expect this to continue in the future.
Nominating/Corporate Governance Committee
The NYSE requires that a listed U.S. company have (i) a nominating/corporate governance committee and a compensation committee, in each case, composed entirely of independent directors, and (ii) a committee charter addressing, among other information, each committee's purpose and responsibilities and an annual performance evaluation of such committee. Typically, listed U.S. companies have a separate nominating/corporate governance committee and compensation committee. However, the Company has allocated the responsibilities of both to one committee of the Board of Directors, the Joint Nomination and Remuneration Committee.
Corporate Governance Guidelines
The NYSE requires that a listed U.S. company adopt and disclose its corporate governance guidelines. The guidelines must address, among other things, director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession and annual performance evaluations of the board of directors. We are not required to adopt such guidelines under Bermuda law; however, our current Bye-Laws include certain matters concerning corporate governance for the Company.
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
iii.Appointment of and Election of Directors
The Bye-Laws regulate the process of appointing and electing directors to the Board of Directors. Reference is made to Item 6 - "Directors, Senior Management and Employees", subsection "C. Board Practices", and Item 10 - "Additional Information", subsection "B. Memorandum of Association and Bye-Laws", for information on the terms of office of directors, the number of directors on the Board of Directors and procedures on the appointment and election of directors.
iv.Authorization to Acquire Treasury Shares
Pursuant to the Bye-Laws, the Company has the power to purchase its own Shares for cancellation or to acquire its own shares, to hold as treasury shares. The Board of Directors may exercise all powers of the Company to purchase or acquire its own Shares, whether for cancellation or to be held as treasury shares in accordance with Bermuda law. Reference is made to Item 16E – "Purchase of Equity Securities by the Issuer and Affiliated Purchasers", for information on the Company’s share repurchase program and transactions effected thereunder.
ITEM 16H.     MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I.     DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
Not applicable.
ITEM 16K. CYBERSECURITY
Seadrill is committed to maintaining robust cybersecurity policies and procedures to protect our assets, data, and stakeholders, by assessing, identifying, and managing material risks from cybersecurity threats. Seadrill’s cybersecurity program is based on the U.S. Department of Commerce's National Institute of Standards and Technology Cybersecurity Framework, and the risk of cybersecurity threats is integrated into the Company’s Enterprise Risk Management ("ERM") program which evaluates potential risk impacts to the Company, including to our operations, financial stability, and reputation. The Vice President of Technical Services is the Senior Management sponsor for the cybersecurity risk and mitigation plans, whilst the ongoing management of the risk is the responsibility of the Director of Information Security and Information Technology ("ISIT") and the Cybersecurity Manager, recently appointed as Co-Chair of the International Association of Drilling Contractors Cybersecurity Committee.
The governance of our cybersecurity program is outlined in Directives and Procedures within our Management System, which is regularly reviewed, and includes details on our Cybersecurity Steering Committee, Security Operations Center, and a robust Cyber Incident Response Plan. This response plan includes clear processes for determining the risk associated with any cyber incident, escalation of any incident to the appropriate Senior Management (and any required disclosures), a detailed approach for responding to the incident (isolate, contain, analyze, and respond), and in turn a de-escalation process. Our processes also address cybersecurity risks associated with third-party service providers, including those in our supply chain or who have access to our data or systems. We evaluate third-party service providers from a cybersecurity risk perspective, which may include an assessment of that service provider's cybersecurity posture or a recommendation of specific mitigation controls.
The Company engages with a range of assessors, consultants, auditors, and other third parties on a periodic basis. To provide ongoing assurance of the strength of our cybersecurity controls, identify opportunities for improvement, and reduce risk exposure, we conduct continuous vulnerability assessments and penetration testing. As a principal risk, cybersecurity is also subject to the rolling Internal Audit & Assurance program and the external ISO 9001 quality management certification, certified by DNV, and overseen by the Assurance, Quality & Enterprise Risk Function, which provides further independent assurance of the strength of key mitigations and controls.
The Company’s Senior Management and Board of Directors provide oversight of the Company’s cybersecurity program, including through periodic updates, which typically occur on a quarterly basis. Additionally, on an annual basis, cybersecurity risks are discussed as part of the ERM program. The ISIT Function maintains an ongoing program of training and awareness initiatives to Seadrill employees across the organization, to ensure that cybersecurity remains a key consideration and to further reduce the potential human factor in any cyber incident.
To our knowledge, the Company’s business strategy, operations, and financial condition have not been materially affected by any large scale cybersecurity threats or incidents to date, nor are they reasonably likely to be materially affected thereby.
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

2.2†
Registration Rights Agreement, dated as of February 22, 2022, by and among Seadrill Limited and the holders party thereto (incorporated by reference to Exhibit 2.2 of Seadrill Limited’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2022).

2.3
Convertible Note Purchase Agreement, dated as of February 22, 2022, by and among Seadrill Limited and Hemen Holding Limited (incorporated by reference to Exhibit 4.3 of Seadrill Limited’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2022).

2.4†‡
Registration Rights Agreement, dated as of April 3, 2023, by and among Seadrill Limited and the holders party thereto (incorporated by reference to Exhibit 10.1 to Seadrill Limited’s Report on Form 6-K furnished on April 3, 2023).

2.5
A description of the rights of each class of securities that is registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.5 of Seadrill Limited’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 19, 2023).

4.1†
Agreement and Plan of Merger, by and among Seadrill Limited, Aquadrill LLC and Seadrill Merger Sub, LLC, dated as of December 22, 2022 (incorporated by reference to Exhibit 4.1 to Seadrill Limited’s Report on Form 6-K furnished on December 23, 2022).

4.2†
Senior Secured Revolving Credit Agreement, dated as of July 11, 2023, by and among Seadrill Finance Limited, as borrower, Seadrill Limited, the lenders party thereto, J.P Morgan SE, as administrative agent, GLAS Trust Company LLC, as common security agent, and the issuing banks party thereto (incorporated by reference to Exhibit 10.1 of Seadrill Limited’s Report on Form 6-K filed with the SEC on July 11, 2023).

4.3
Indenture, dated as of July 27, 2023, by and among Seadrill Finance Limited, as issuer, Seadrill Limited and the other guarantors party thereto, as guarantors, and GLAS Trust Company LLC, as trustee and collateral trustee (incorporated by reference to Exhibit 4.1 of Seadrill Limited’s Report on Form 6-K filed with the SEC on July 27, 2023).

4.4	Form of 8.375% Senior Secured Second Lien Note due 2030 (incorporated by reference to Exhibit A of Exhibit 4.1 of Seadrill Limited’s Report on Form 6-K filed with the SEC on July 27, 2023).
4.5
Collateral Trust Agreement, dated as of July 27, 2023, by and among Seadrill Limited, Seadrill Finance Limited, the other grantors party thereto, J.P. Morgan SE, as administrative agent under the Senior Secured Revolving Credit Agreement, GLAS Trust Company LLC, as trustee and collateral trustee under the Indenture (incorporated by reference to Exhibit 10.1 of Seadrill Limited’s Report on Form 6-K filed with the SEC on July 27, 2023).

4.6
First Supplemental Indenture, dated as of August 8, 2023, by and among Seadrill Finance Limited, as issuer, Seadrill Limited and the other guarantors party thereto, as guarantors, and GLAS Trust Company LLC, as trustee and collateral trustee (incorporated by reference to Exhibit 4.1 of Seadrill Limited’s Report on Form 6-K filed with the SEC on August 8, 2023).

4.7	Seadrill Limited 2022 Management Incentive Plan (incorporated by reference to Exhibit 10.4 to Seadrill Limited’s Registration Statement on Form F-4, filed with the SEC on February 27, 2023).
4.8	Amended and Restated Seadrill Limited 2022 Management Incentive Plan (incorporated by reference to Exhibit 99.2 of Seadrill Limited’s Report on Form 6-K filed with the SEC on November 20, 2023).
8.1*	List of subsidiaries of Seadrill Limited
12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
12.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
13.1**	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm (Seadrill Limited) (Successor).
15.2*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm (Seadrill Limited (Predecessor).

97.1*	Seadrill Limited Policy for the Recovery of Erroneously Awarded Compensation
101.INS *	Inline XBRL Instance Document
101.SCH *	Inline XBRL Taxonomy Extension Schema
101.CAL *	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF *	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB *	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE *	Inline XBRL Taxonomy Extension Presentation Linkbase
104 *	Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101)

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with the instructions as to exhibits set forth in Form 20-F and will be provided to the SEC upon request.

‡	Certain portions of this Exhibit have been redacted in accordance with the instructions as to exhibits set forth in Form 20-F. The registrant agrees to furnish supplementally an unredacted copy of this Exhibit to the SEC upon request.
*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Seadrill Limited
(Registrant)

Date: March 27, 2024

By:	/s/ Grant Creed
Name:	Grant Creed
Title:	Chief Financial Officer

Seadrill Limited
Index to Consolidated Financial Statements

Consolidated Financial Statements of Seadrill Limited
Report of Independent Registered Public Accounting Firm (PCAOB ID: 876)	F-2
Consolidated Statements of Operations for the year end December 31, 2023, the period from February 23, 2022 through December 31, 2022 (Successor), the period from January 1, 2022 through February 22, 2022 (Predecessor), and the years ended December 31, 2021 (Predecessor)
F-6
Consolidated Statements of Comprehensive Income / (Loss) for the year ended December 31, 2023, the period from February 23, 2022 through December 31, 2022 (Successor), the period from January 1, 2022 through February 22, 2022, and the year ended December 31, 2021 (Predecessor)
F-7
Consolidated Balance Sheets as at December 31, 2023 and December 31, 2022	F-8
Consolidated Statements of Cash Flows for the year ended December 31, 2023, the period from February 23, 2022 through December 31, 2022 (Successor), the period from January 1, 2022 through February 22, 2022, and the year ended December 31, 2021 (Predecessor)
F-9
Consolidated Statements of Changes in Shareholders’ Equity for the year ended December 31, 2023, the period from February 23, 2022 through December 31, 2022 (Successor), the period from January 1, 2022 through February 22, 2022, and the year ended December 31, 2021 (Predecessor)
F-11
Notes to Consolidated Financial Statements	F-12

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Seadrill Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Seadrill Limited and its subsidiaries (Successor) (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive income/(loss), changes in shareholders’ equity and cash flows for year ended December 31, 2023 and the period from February 23, 2022 through December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the year ended December 31, 2023 and the period from February 23, 2022 through December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis of Accounting

As discussed in Note 4 to the consolidated financial statements, the United States Bankruptcy Court for the Southern District of Texas confirmed the Company's Plan of Reorganization (the “plan”) on October 26, 2021. Confirmation of the plan resulted in the discharge of all claims against the Company that arose before February 7, 2021 and February 10, 2021 and substantially alters or terminates all rights and interests of equity security holders as provided for in the plan. The plan was substantially consummated on February 22, 2022 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh start accounting as of February 22, 2022.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Uncertain tax positions

As described in Notes 2 and 13 to the consolidated financial statements, the Company had an unrecognized tax benefit of $170 million as of December 31, 2023, a portion of which relates to a certain jurisdiction. The determination and evaluation of the Company’s income tax provision involves the interpretation of tax laws in the various jurisdictions in which they operate and requires significant judgment by management. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in relation to the interpretation of tax law that arises in the ordinary course of business. As disclosed, management recognizes tax liabilities based on its assessment of whether the tax positions are more likely than not sustainable, based solely on the technical merits and considerations of the relevant taxing authorities widely understood administrative practices and precedence. Management recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit by relevant tax authorities, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Management regularly assesses the potential outcomes of examinations by tax authorities in determining the adequacy of the provision for income taxes.

The principal considerations for our determination that performing procedures relating to uncertain tax positions is a critical audit matter are (i) the significant judgment and estimation by management in interpreting tax laws to identify uncertain tax positions, assessing the technical merits of those positions, and recognizing and measuring liabilities for those positions, (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating evidence related to management’s identification, recognition and measurement of uncertain tax positions in a certain jurisdiction, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the recognition and measurement of uncertain tax positions. These procedures also included, among others, evaluating the appropriateness of the uncertain tax positions recognized and the measurement amounts determined by management. Testing the recognition and measurement of uncertain tax positions involved: (i) testing management’s two-step process by evaluating the appropriateness of management’s assessment of the technical merits of tax positions and estimates of the amount of tax benefit expected to be sustained; (ii) evaluating the status and results of income tax audits with the relevant tax authorities; and (iii) evaluating new information that may affect the measurement of existing provisions for uncertain tax positions in this certain jurisdiction; and (iv) testing the information used in the calculation of the unrecognized tax benefit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the completeness of uncertain tax positions and measurement of the Company’s uncertain tax positions.

Acquisition of Aquadrill LLC – Valuation of drilling units

As described in Notes 1 and 31 to the consolidated financial statements, the Company completed the acquisition of Aquadrill LLC, an offshore drilling rig owner, on April 3, 2023, resulting in the recognition of $1,252 million of drilling units. The acquisition was accounted for as a business combination under the acquisition method of accounting in accordance with ASC 805. As disclosed by management, the acquisition method of accounting requires management to make significant estimates and assumptions regarding the fair values of the elements of a business combination as of the date of acquisition, including the fair values of drilling units. Management determined the fair value of the majority of drilling units using the discounted cash flow method which involved estimating the future free cash flows of an asset and discounting these cash flows to present value. Assumptions used included, but were not limited to, expected operating dayrates and weighted average cost of capital (“WACC”).

The principal considerations for our determination that performing procedures relating to the acquisition of Aquadrill LLC - valuation of drilling units is a critical audit matter are (i) the significant judgment by management when determining the fair value; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the expected operating dayrates and the WACC; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to acquisition accounting, including controls over management’s estimate of fair value of the drilling units. These procedures also included, among others, (i) testing management’s process for determining the fair value of the drilling units measured using the discounted cash flow model; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of significant assumptions related to the expected operating dayrates and the WACC. Evaluating management’s assumptions related to the expected operating dayrates involved evaluating whether the assumptions used by management were reasonable considering (a) current and past performance of the assets; (b) consistency with external market and industry data; and (c) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the WACC assumption.

/s/ PricewaterhouseCoopers LLP
Watford, United Kingdom
March 27, 2024

We have served as the Company's or its predecessors' auditor since 2013.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Seadrill Limited

Opinion on the Financial Statements

We have audited the consolidated statements of operations, comprehensive income/(loss), changes in shareholders’ equity and cash flows of Seadrill Limited and its subsidiaries (Predecessor) (the “Company”) for the period from January 1, 2022 through February 22, 2022, and for the year ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the period from January 1, 2022 through February 22, 2022, and for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

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

Seadrill Limited
CONSOLIDATED STATEMENTS OF OPERATIONS
(In $ millions, except per share data)

	Successor		Predecessor
	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021

Operating revenues
Contract revenues	1,154	574	124	663
Reimbursable revenues	32	27	4	35
Management contract revenues (1)	271	203	36	177
Other revenues (1)	45	39	5	32
Total operating revenues	1,502	843	169	907
Operating expenses
Vessel and rig operating expenses (1)	(705)	(445)	(76)	(612)
Reimbursable expenses	(29)	(24)	(4)	(32)
Depreciation and amortization	(155)	(135)	(17)	(127)
Management contract expenses (1)	(200)	(148)	(31)	(174)
Merger and integration related expenses	(24)	(3)	—	—
Selling, general and administrative expenses	(74)	(54)	(6)	(67)
Total operating expenses	(1,187)	(809)	(134)	(1,012)
Other operating items
Loss on impairment of long-lived assets	—	—	—	(152)
Gain on disposals	14	1	2	47
Other operating income (1)	—	—	—	54
Total other operating items	14	1	2	(51)

Operating profit/(loss)	329	35	37	(156)
Financial and other non-operating items
Interest income	35	14	—	1
Interest expense	(59)	(98)	(7)	(109)
Share in results from associated companies (net of tax)	37	(2)	(2)	3
Reorganization items, net	—	(15)	3,683	(296)
Other financial and non-operating items	(25)	3	30	(15)
Total financial and other non-operating items, net	(12)	(98)	3,704	(416)
Profit/(loss) before income taxes	317	(63)	3,741	(572)
Income tax expense	(17)	(10)	(2)	—
Net income/(loss) from continuing operations	300	(73)	3,739	(572)
Net income/(loss) after tax from discontinued operations	—	274	(33)	(15)
Net income/(loss)	300	201	3,706	(587)

Basic EPS: continuing operations ($)	4.23	(1.46)	37.25	(5.70)
Diluted EPS: continuing operations ($)	4.12	(1.46)	37.25	(5.70)
Basic EPS ($)	4.23	4.02	36.92	(5.85)
Diluted EPS ($)	4.12	3.88	36.92	(5.85)

(1) Includes revenue received from related parties of $298 million, $216 million, $19 million and $189 million, and costs paid to related parties of nil, nil, $3 million, and $70 million for the year ended December 31, 2023, periods February 23, 2022 through December 31, 2022 (Successor), January 1, 2022 through February 22, 2022, and the year ended December 31, 2021 (Predecessor), respectively. Refer to Note 26 – "Related party transactions" for further details.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME /(LOSS)
(In $ millions)

	Successor		Predecessor
	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
Net income/(loss)	300	201	3,706	(587)

Other comprehensive (loss)/income, net of tax, relating to continuing operations:
Actuarial (loss)/gain relating to pensions	(1)	2	1	—
Other comprehensive income/(loss), net of tax, relating to discontinued operations:
Recycling of accumulated other comprehensive loss on sale of Paratus Energy Services	—	—	16	—
Change in fair value of debt component of Archer convertible bond	—	—	(1)	2
Share of other comprehensive loss from associated companies	—	—	(2)	9
Total other comprehensive (loss)/income	(1)	2	14	11

Total comprehensive income/(loss) for the period	299	203	3,720	(576)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED BALANCE SHEETS
(In $ millions, except per share data)

	December 31, 2023	December 31, 2022

ASSETS
Current assets
Cash and cash equivalents	697	480
Restricted cash	31	44
Accounts receivable, net	222	137
Amount due from related parties, net	9	27
Other current assets	199	169
Total current assets	1,158	857
Non-current assets
Investments in associated companies	90	84
Drilling units	2,858	1,668
Restricted cash	—	74
Deferred tax assets	46	15
Equipment	10	10
Other non-current assets	56	93
Total non-current assets	3,060	1,944
Total assets	4,218	2,801
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Debt due within one year	—	22
Trade accounts payable	53	76
Other current liabilities	336	306
Total current liabilities	389	404
Non-current liabilities
Long-term debt	608	496
Deferred tax liabilities	9	9
Other non-current liabilities	229	190
Total non-current liabilities	846	695
Commitments and contingencies (Note 29)
SHAREHOLDERS' EQUITY
Common shares of par value US$0.01 per share: 375,000,000 shares authorized and 74,048,962 issued at December 31, 2023 (December 31, 2022: 49,999,998)	1	—
Additional paid-in capital	2,480	1,499
Accumulated other comprehensive income	1	2
Retained earnings	501	201
Total shareholders' equity	2,983	1,702
Total liabilities and shareholders' equity	4,218	2,801

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In $ millions)

	Successor		Predecessor
	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021

Cash Flows from Operating Activities
Net income/(loss)	300	201	3,706	(587)
Net income/(loss) from continuing operations	300	(73)	3,739	(572)
Net income/(loss) from discontinued operations	—	274	(33)	(15)
Adjustments related to discontinued operations (1)	—	(262)	38	10
Adjustments to reconcile net loss to net cash used in operating activities:
Change in allowance for credit losses	(1)	1	(1)	34
Depreciation and amortization	155	135	17	127
Loss on impairment of long-lived assets	—	—	—	152
Gain on disposals	(14)	(1)	(2)	(47)
Amortization of debt issuance costs and discount on debt	2	—	7	84
Payment in kind interest	—	30	—	—
Share in results from associated companies (net of tax)	(37)	2	2	(3)
Non-cash reorganization items, net	—	—	(3,487)	176
Fresh Start valuation adjustments	—	—	(266)	—
Deferred tax benefit	(13)	(3)	(4)	(3)
Other	9	(7)	(7)	2
Other cash movements in operating activities:
Payments for long-term maintenance	(108)	(83)	(2)	(55)
Repayments made under lease arrangements	—	—	(11)	(46)

Changes in operating assets and liabilities, net of effect of acquisitions and disposals:
Trade accounts receivable	(25)	32	(11)	(41)
Trade accounts payable	(34)	23	—	15
Prepaid expenses/accrued revenue	(1)	9	—	(4)
Deferred revenue	1	44	(18)	7
Deferred mobilization costs	25	(111)	(4)	—
Related party receivables	19	(10)	(13)	(6)
Related party payables	—	—	—	(7)
Other assets	(22)	49	(4)	(21)
Other liabilities	31	16	4	59
Net cash provided by/(used in) operating activities	287	65	(56)	(154)
(1)Relates to adjustments made to the net income/loss from discontinued operations to reconcile to net cash flows in operating activities from discontinued operations. The adjustments reconcile net income/(loss) from discontinued operations to net cash provided by/(used in) operating activities, other cash movements in operating activities, and changes in operating assets and liabilities, net of effect of acquisitions and disposals. The net cash provided by operating activities for the year ended December 31, 2023 was nil, for the successor period from February 23, 2022 through December 31, 2022 was $12 million and for the predecessor period from January 1, 2022 through February 22, 2022 was $5 million. (December 31, 2021: $5 million used in).

Seadrill Limited
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In $ millions)

	Successor		Predecessor
	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021

Cash Flows from Investing Activities
Additions to drilling units and equipment	(101)	(131)	(18)	(29)
Proceeds from sales of tender-assist units	84	—	—	—
Proceeds from disposal of assets	14	1	2	43
Net proceeds on disposal of business and cash impact from deconsolidation	21	659	(94)	—
Acquisition of Subsidiary	24	—	—	—
Funds advanced to discontinued operations	—	(16)	(20)	—
Net cash (used in)/provided by investing activities - discontinued operations	—	(40)	—	23
Net cash provided by/(used in) investing activities	42	473	(130)	37

Cash Flows from Financing Activities
Proceeds from debt	576	—	175	—
Proceeds from convertible bond issuance	—	—	50	—
Repayments of secured credit facilities	(478)	(464)	(160)	—
Share issuance costs	(4)	—	—	—
Debt issuance costs	(31)	—	—	—
Share repurchases	(263)	—	—	—
Net cash provided by financing activities - discontinued operations	—	16	20	—
Net cash (used in)/provided by financing activities	(200)	(448)	85	—

Effect of exchange rate changes on cash and cash equivalents	1	(1)	6	(2)

Net increase/(decrease) in cash and cash equivalents, including restricted cash	130	89	(95)	(119)
Cash and cash equivalents, including restricted cash, at beginning of the year	598	509	604	723
Cash and cash equivalents, including restricted cash, at the beginning of year - continuing operations	598	490	516	653
Cash and cash equivalents, including restricted cash, at the beginning of year - discontinued operations	—	19	88	70
Cash and cash equivalents, including restricted cash, at the end of year	728	598	509	604
Cash and cash equivalents, including restricted cash, at the end of year - continuing operations (2)	728	598	490	516
Cash and cash equivalents, including restricted cash, at the end of year - discontinued operations	—	—	19	88

Supplementary disclosure of cash flow information
Interest paid	(36)	(57)	—	—
Net taxes paid	(24)	(5)	(1)	(3)
Reorganization items, net paid	—	(13)	(56)	(100)
(2)Comprised of cash and cash equivalents as of December 31, 2023 (Successor) $697 million (2022: $480 million, 2021: $293 million), restricted cash $31 million (2022: $44 million, 2021: $160 million), and restricted cash included in non-current assets: nil (2022: $74 million, 2021: $63 million).
See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In $ millions)

(In $ millions)	Predecessor Common Shares	Predecessor Additional paid-in capital	Successor Common Shares	Successor Additional paid-in capital	Accumulated other comprehensive (loss)/ income	Retained (loss)/earnings	Total shareholders' equity/(deficit)
Balance as at January 1, 2021 (Predecessor)	10	3,504	—	—	(26)	(6,628)	(3,140)
Net loss from continuing operations	—	—	—	—	—	(572)	(572)
Net income from discontinued operations	—	—	—	—	—	(15)	(15)
Other comprehensive income from discontinued operations	—	—	—	—	11	—	11
Balance as at December 31, 2021 (Predecessor)	10	3,504	—	—	(15)	(7,215)	(3,716)
Other comprehensive income from continued operations	—	—	—	—	1	—	1
Other comprehensive loss from discontinued operations	—	—	—	—	(3)	—	(3)
Recycling of PES AOCI on deconsolidation	—	—	—	—	16	—	16
Net profit from continuing operations	—	—	—	—	—	3,739	3,739
Net loss from discontinued operations	—	—	—	—	—	(33)	(33)
Issuance of Successor common stock	—	—	—	1,499	—	(4)	1,495
Cancellation of Predecessor equity	(10)	(3,504)	—	—	1	3,513	—
Balance as at February 22, 2022 (Predecessor)	—	—	—	1,499	—	—	1,499
Balance as at February 23, 2022 (Successor)	—	—	—	1,499	—	—	1,499
Net loss from continuing operations	—	—	—	—	—	(73)	(73)
Net income from discontinued operations	—	—	—	—	—	274	274
Other comprehensive income from continued operations	—	—	—	—	2	—	2
Balance as at December 31, 2022 (Successor)	—	—	—	1,499	2	201	1,702
Net income	—	—	—	—	—	300	300
Shares issued on closing of Aquadrill acquisition	—	—	1	1,243	—	—	1,244
Share issuance costs	—	—	—	(4)	—	—	(4)
Shares repurchased and cancelled	—	—	—	(267)	—	—	(267)
Other comprehensive loss	—	—	—	—	(1)	—	(1)
Share-based incentive compensation	—	—	—	9	—	—	9
Balance as at December 31, 2023 (Successor)	—	—	1	2,480	1	501	2,983

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 – General information
Seadrill Limited is incorporated in Bermuda. We are an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of drillships, semi-submersible rigs and jackup rigs for operations in shallow to ultra-deepwater in both benign and harsh environments. We contract our drilling units to drill wells for our customers on a dayrate basis. Our customers include oil super-majors, state-owned national oil companies and independent oil and gas companies. In addition, we provide management services to certain affiliated entities. As of December 31, 2023, we owned a total of 19 drilling rigs, of which three were leased to the Gulfdrill LLC ("Gulfdrill") joint venture, one was leased to the Sonadrill joint venture, three were cold stacked and one was warm stacked. In addition to our owned assets, as of December 31, 2023, we managed two rigs owned by Sonangol.
As used herein, the term "Predecessor" refers to the financial position and results of operations of Seadrill Limited prior to, and including, February 22, 2022. This is also applicable to terms "we", "our", "Group" or "Company" in the context of events on and prior to February 22, 2022. As used herein, the term "Successor" refers to the financial position and results of operations of Seadrill Limited (previously Seadrill 2021 Limited) after February 22, 2022 (the "Effective Date"). This is also applicable to terms "new Successor", "we", "our", "Group" or "Company" in the context of events after February 22, 2022 (Successor).
The use herein of such terms as "Group", "organization", "we", "us", "our" and "its", or references to specific entities, is not intended to be a precise description of corporate relationships.
Basis of presentation
The Consolidated Financial Statements comply with generally accepted accounting principles in the United States of America ("US GAAP") and are presented in U.S. dollars ("US dollar", "$" or "US$") rounded to the nearest million, unless stated otherwise. They include the financial statements of Seadrill Limited and its consolidated subsidiaries.
In January 2022, we disposed of 65% of our equity interest in Paratus Energy Services Ltd ("PES") and in October 2022, we disposed of seven jackup units with contract in the Kingdom of Saudi Arabia (the "KSA Business"). Both transactions represented strategic shifts in Seadrill's operations which were deemed to have a major effect on its operations and financial results in 2022 and going forward and therefore both were reclassified as discontinued operations. As such, their results were reported separately in comparative periods.
Following the sale of the KSA Business, our organizational structure was simplified, consolidating our operations into a single segment. In light of this change, the information provided to the Chief Operating Decision Maker ("CODM") has been adapted to reflect the updated operational structure during the year ended December 31, 2023. As a result, we have updated the reportable segments disclosed externally from Harsh Environment Floaters, and Jackups to a single operating segment. This has been reflected for all periods covered by the report.
The financial information presented assumes we will continue as a going concern, able to realize our assets and discharge liabilities in the normal course of business as they come due.
Basis of consolidation
We consolidate companies where we control over 50% of voting rights, and entities where we hold a variable interest and are the primary beneficiary. A variable interest entity ("VIE") is a legal entity where equity at risk is not enough to finance its activities, or equity interest holders lack power to direct activities or receive expected returns. We are the primary beneficiary of a VIE when we have the power to direct activities that impact economic performance and the right to receive benefits or absorb losses. We exclude subsidiaries, even if fully owned, if we are not the primary beneficiary under the variable interest model. All intercompany balances and transactions have been eliminated.
Acquisition of Aquadrill LLC
On April 3, 2023 (the "Closing Date"), Seadrill completed the acquisition of Aquadrill LLC ("Aquadrill"), an offshore drilling rig owner. Pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated December 22, 2022, by and among Seadrill, Aquadrill (formerly Seadrill Partners LLC) and Seadrill Merger Sub, LLC, a Marshall Islands limited liability company ("Merger Sub"), Merger Sub merged with and into Aquadrill, with Aquadrill surviving the merger as a wholly owned subsidiary of Seadrill (the "Merger"). In connection with the Merger, and pursuant to the Merger Agreement, Seadrill exchanged consideration consisting of (i) 29.9 million Seadrill common shares, (ii) $30 million settled by tax withholding in lieu of common shares, and (iii) cash consideration of $1 million.
Through the acquisition of Aquadrill in April 2023, we added four drillships, one semi-submersible, and three tender-assist units to our fleet. Refer to Note 31 – "Business combinations" for further detail. The three tender-assist units were sold on July 28, 2023.
Emergence from Chapter 11 proceedings
On February 22, 2022, Seadrill Limited and certain of its subsidiaries which filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court ("Debtors"), completed its comprehensive restructuring and emerged from Chapter 11 proceedings. Please refer to Note 4 – "Chapter 11" for further details.
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

Seadrill will continue to present financial information for any periods before the adoption of fresh start accounting for the Predecessor. The Predecessor and Successor Companies lack comparability, as required by ASC Topic 205, Presentation of Financial Statements. Therefore, "black-line" financial statements are presented to distinguish between the Predecessor and Successor Companies.
Refer to Note 5 – "Fresh Start Accounting" for further details.
Note 2 – Accounting policies
The accounting policies set out below have been applied consistently to all periods in these Consolidated Financial Statements, unless otherwise noted.
Revenue from contracts with customers
The activities that primarily drive the revenue earned from our drilling contracts include (i) providing a drilling rig and the crew and supplies necessary to operate the rig, (ii) mobilizing and demobilizing the rig to and from the drill site and (iii) performing rig preparation activities or modifications required for the contract with a customer. Consideration received for performing these activities may consist of dayrate drilling revenue, mobilization and demobilization revenue, contract preparation revenue and reimbursement revenue. We account for these integrated services as a single performance obligation that is (i) satisfied over time and (ii) comprised of a series of distinct time increments of service.
We recognize revenues for activities that correspond to a distinct time increment of service within the contract term in the period when the services are performed. We recognize consideration for activities that are (i) not distinct within the context of our contracts and (ii) do not correspond to a distinct time increment of service, ratably over the estimated contract term.
We determine the total transaction price for each individual contract by estimating both fixed and variable consideration expected to be earned over the term of the contract. The amount estimated for variable consideration may be constrained and is only included in the transaction price to the extent that it is probable that a significant reversal of previously recognized revenue will not occur throughout the term of the contract. When determining if variable consideration should be constrained, we consider whether there are factors outside of our control that could result in a significant reversal of revenue as well as the likelihood and magnitude of a potential reversal of revenue. We re-assess these estimates each reporting period as required. For further information please refer to Note 8 – "Revenue from contracts with customers".
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
Arrangements with MSA Managers
On completion of the Aquadrill acquisition on the Closing Date, Seadrill assumed arrangements related to the management of the former Aquadrill rigs. These existing arrangements were with offshore drilling contractors including affiliates of Diamond Offshore Drilling, Inc., Vantage Drilling International, and Energy Drilling Management Pte Ltd. (collectively, the "MSA Managers"), governed by master service or similar agreements ("MSAs").

Under the MSAs, certain former Aquadrill rigs are chartered to an MSA Manager who then contracts with a third-party customer to provide drilling services, providing all necessary crew and other required services and supplies needed to provide those services. The charter arrangements are structured such that all revenues from the end customer and all contract expenses are passed through to Seadrill. The MSA Manager also charges a fee for the services provided. While this fee is variable to align contract objectives between us and the Manager, the majority of economic risk and reward over the arrangement resides with Seadrill.
For accounting purposes, we consider each arrangement as a single unified contract between Seadrill and the end customer with the MSA Manager acting as both a lease broker and subcontractor in providing services to the end customer. Similar to arrangements where Seadrill provides drilling services directly to an end-customer using its owned rigs, the arrangement has both lease and non-lease components. We apply the practical expedient per ASC 842-10-15-42 which permits us to account for the arrangement based on the predominant component in the arrangement, which we consider to be the non-lease component.
Accordingly, we account for these arrangements under the guidance of ASC 606 – Revenue from Contracts with Customers. We recognize all revenues from the end-customers and all operating expenditures incurred by the MSA Manager and passed back to us, together with all MSA Manager fees, as operating expenses. In addition, where the MSA Manager incurs capital or long-term-maintenance expenditures on the units, these costs are also passed to us and accounted for as drilling unit additions. More generally, the accounting for revenue and expenses related to these arrangements follows our accounting policies.
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
Mobilization and demobilization expenses
We incur costs to prepare a drilling unit for a new customer contract and to move the rig to a new contract location. We capitalize the mobilization and preparation costs for a rig's first contract as a part of the rig value and recognize these costs as depreciation expense over the expected useful life of the rig (i.e. 30 years). For subsequent contracts, we defer these costs over the expected contract term (see deferred contract costs above), unless we do not expect the costs to be recoverable, in which case we expense them as incurred.
We incur costs to transfer a drilling unit to a safe harbor or different geographic area at the end of a contract. We expense such demobilization costs as incurred. We also expense any costs incurred to relocate drilling units that are not under contract.
Repairs, maintenance and periodic surveys
Costs related to periodic overhauls of drilling units are capitalized and amortized over the anticipated period between overhauls, which is generally five years. Related costs are primarily shipyard costs and the cost of employees directly involved in the work. We include amortization costs for periodic overhauls in depreciation expense. Costs for other repair and maintenance activities are included in vessel and rig operating expenses and are expensed as incurred.
Income taxes
Seadrill is a Bermuda company that has subsidiaries and affiliates in various jurisdictions. As of December 31, 2023, Seadrill and our Bermudan subsidiaries and affiliates are not required to pay taxes in Bermuda on ordinary income or capital gains as they qualify as exempted companies. Certain subsidiaries operate in other jurisdictions where taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions when appropriate. Our income tax expense is based on our income and statutory tax rates in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which operations are conducted and income is earned. Refer to Note 13 – "Taxation".
The determination and evaluation of our annual group income tax provision involves interpretation of tax laws in various jurisdictions in which we operate and requires significant judgment and use of estimates and assumptions regarding significant future events, such as amounts, timing and character of income, deductions and tax credits. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in relation to the interpretation of tax law that arises in the ordinary course of business.
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
Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. Valuation allowances are determined to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. To determine the amount of deferred tax assets and liabilities, as well as the valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including where our drilling units are expected to be deployed, as well as other assumptions related to our future tax position. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the deferred tax assets, liabilities, or valuation allowances. The amount of deferred tax provided is based upon the expected manner of settlement of the carrying amount of assets and liabilities, using tax rates enacted at the balance sheet date. The impact of tax law changes is recognized in periods when the change is enacted.
Foreign currencies
The majority of our revenues and expenses are denominated in U.S. dollars and therefore the majority of our subsidiaries use U.S. dollars as their functional currency. Our reporting currency is also U.S. dollars. For subsidiaries with functional currencies other than U.S. dollars, we use the current method of translation whereby items of income and expense are translated using the average exchange rate for the period and the assets and liabilities are translated using the year-end exchange rate. Foreign currency translation gains or losses on consolidation are recorded as a separate component of other comprehensive income in shareholders' equity.
Transactions in foreign currencies are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Foreign currency denominated monetary assets and liabilities are remeasured using rates of exchange at the balance sheet date. Gains and losses on foreign currency transactions are included within "Other financial and non-operating items" in the Consolidated Statements of Operations.
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
Cash and cash equivalents and restricted cash
Cash and cash equivalents consist of cash, bank deposits and highly liquid financial instruments with maturities of three months or less. Amounts are presented net of allowances for credit losses.
Restricted cash consists of bank deposits which are subject to restrictions due to legislation, regulation or contractual arrangements. Restricted cash amounts that are expected to be used after one year from the balance sheet date are classified as non-current assets. Amounts are presented net of allowances for credit losses, which are assessed based on consideration of maturity date and the counterparty's credit rating. Refer to Note 15 – "Restricted cash".
Receivables
Receivables, including accounts receivable, are recorded in the balance sheet at their nominal amount net of expected credit losses and write-offs. Interest income on receivables is recognized as earned.
Allowance for credit losses
The current expected credit loss ("CECL") model requires recognition of expected credit losses over the life of a financial asset upon its initial recognition. Periods prior to adoption are presented under the previous guidance with an allowance against a receivable balance recognized only if it was probable that we would not recover the full amount due to us. We determined doubtful accounts on a case-by-case basis and considered the financial condition of the customer as well as specific circumstances related to the receivable such as customer disputes.
The CECL model contemplates a broader range of information to estimate expected credit losses over the contractual lifetime of an asset. It also requires consideration of the risk of loss even if it is remote. We estimate expected credit losses based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts of events which may affect the collectability. We estimate the CECL allowance using a "probability-of-default" model, calculated by multiplying the exposure at default by the probability of default by the loss given default by a risk overlay multiplier over the life of the financial instrument (as defined by ASU 2016-13). Our critical judgements relate to internal credit ratings and maturities used to determine probability of default, the subordination of debt to determine loss given default and the performance status of the receivable that can impact any management overlay. We determine management risk overlay based on management assessment of defaults, overdue amounts and other observable events that provide information on collection. Our internal credit ratings are based on the Moody’s scorecard approach (based on several quantitative and qualitative factors) and our approach relies on statistical data from Moody’s ‘Default and Ratings Analytics’ to derive the expected credit loss. We monitor the credit quality of receivables by re-assessing credit ratings, assumed maturities and probability-of-default on a quarterly basis. Due to the inherent uncertainty around these judgmental areas, it is at least reasonably possible that a material change in the CECL allowance can occur in the near term. We grouped financial assets with similar risk characteristics based on their contractual terms, historical credit loss pattern, internal and external credit ratings, maturity, collateral type, past due status and other relevant factors.
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
Related parties
Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence. 10% shareholders that do not have significant influence are also considered to be related parties. Amounts receivable from related parties are presented net of allowances for expected credit losses and write-offs. Interest income on receivables is recognized as earned. Refer to Note 26 –"Related party transactions" for details of balances and material transactions with related parties.
Equity investments
Investments in common stock are accounted for using the equity method if we have the ability to significantly influence, but not control, the investee. Significant influence is presumed to exist if our ownership interest in the voting stock of the investee is between 20% and 50%. We also consider other factors such as representation on the investee’s board of directors and the nature of commercial arrangements, We classify our equity investees as "Investments in Associated Companies" on the Consolidated Balance Sheets. We recognize our share of earnings or losses from our equity method investments in the Consolidated Statements of Operations as "Share in results from associated companies". Refer to Note 17 – "Investment in associated companies".
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
All other equity investments including investments that do not give us the ability to exercise significant influence and investments in equity instruments other than common stock, are accounted for at fair value, if readily determinable. We classify our other equity investments as "marketable securities" with gains or losses on remeasurement to fair value recognized within "Other financial and non-operating items" in the Consolidated Statements of Operations. If we cannot readily ascertain the fair value, we record the investment at cost less impairment. We perform a qualitative impairment analysis for our equity investments recorded at cost at each reporting period to evaluate whether an event or change in circumstances has occurred that indicates that the investment is impaired. We record an impairment loss to the extent that the carrying amount of the investment exceeds its estimated fair value.

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
Management assesses whether an operation should be reported as discontinued operations under the three criteria set out in ASC 205:1) a discontinued operation may include a component of the business or group of components of the business, 2) if the disposal represents a strategic shift that has (or will have) a major effect on an the business's operations and financial results, and 3) examples of a strategic shift that has (or will have) a major effect on an the business's operations and financial results could include a disposal of a major geographical area, a major line of business, a major equity method investment, or other major parts of the business. When an operation meets these criteria, the results of that operation are reported as "discontinued operations" in the statement of operations and all comparative periods of the consolidated financial statements and associated notes are recast for this classification. Refer to Note 30 – "Discontinued Operations".
Drilling units
Rigs, vessels and related equipment are recorded at historical cost less accumulated depreciation. The cost of these assets, less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. Rig upgrade costs incurred that increase the marketability of the rig beyond the current contract are depreciated over the remaining lives of the rigs. The estimated economic useful life of our floaters and jackup rigs, when new, is 30 years.
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
Equipment
Equipment is recorded at historical cost less accumulated depreciation and impairment and is depreciated over its estimated remaining useful life. The estimated economic useful life of equipment, when new, is between three and five years depending on the type of asset. Refer to Note 19 – "Equipment".
Rig reactivation project costs
Most reactivation costs are capitalized. The incremental cost of equipment de-preservation activities and one-time major equipment overhaul or replacement of systems and equipment, certain directly identifiable personnel costs and costs to move rigs from stacking locations to the shipyards are capitalized and depreciated over the remaining lives of the rigs. General and administrative and overhead costs related to reactivation projects are accounted for as operating expenses.
Rig upgrade costs incurred as part of reactivation projects that increase the marketability of the rig beyond the current contract are depreciated over the remaining lives of the rig. Costs incurred as part of reactivation projects to install equipment or modify to current rig specifications that will not increase the marketability of the rig beyond the current contract and rig mobilization costs are deferred and amortized over the contract period.
The cost of reactivation project related long-term maintenance activities such as major classification surveys and other major certifications are capitalized and depreciated over a period of between two and five years (depending on the period covered by the re-certification).
Leases
Lessee - When we enter into a new contract, or modify an existing contract, we identify whether that contract has a finance or operating lease component. We do not have any leases classified as finance leases. We determine the lease commencement date by reference to the date the rig (or other leased asset) is available for use and transfer of control has occurred from the lessor. At the lease commencement date, we measure and recognize a lease liability and a right of use ("ROU") asset in the financial statements. The lease liability is measured at the present value of the lease payments not yet paid, discounted using the estimated incremental borrowing rate at lease commencement. The ROU asset is measured at the initial measurement of the lease liability, plus any lease payments made to the lessor at or before the commencement date, minus any lease incentives received, plus any initial direct costs incurred by us.
After the commencement date, we adjust the carrying amount of the lease liability by the amount of payments made in the period as well as the unwinding of the discount over the lease term using the effective interest method. After commencement date, we amortize the ROU asset by the amount required to keep total lease expense including interest constant (straight-line over the lease term).
Seadrill assesses ROU assets for impairment and recognizes any impairment loss in accordance with the accounting policy on impairment of long-lived assets.
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
•Within the terms and conditions of some of our operating leases we have options to extend or terminate the lease. In instances where we are reasonably certain to exercise available options to extend or terminate, then the option is included in determining the appropriate lease term to apply.
•Where a leasing arrangement is a failed sale and leaseback transaction as no transfer of control has occurred as defined by Topic 606, any monies received will be treated as a financing transaction.
Lessor - When we enter into a new contract, or modify an existing contract, we identify whether that contract has a sales-type, direct financing or operating lease. We do not have any leases classified as sales-type or direct financing. For our operating leases, the underlying asset remains on the balance sheet and we record periodic depreciation expense and lease revenue.
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
Other intangible assets and liabilities
Intangible assets and liabilities were recorded at fair value on the date of Seadrill's emergence from Chapter 11 in February 2022 and on acquisition of Aquadrill in April 2023. The amounts of these assets and liabilities less any estimated residual value are amortized on a straight-line basis over the estimated remaining economic useful life or contractual period. We classify amortization of these intangible assets and liabilities within operating expenses. Our intangible assets include favorable and unfavorable drilling contracts, management services contracts and management incentive fees. In accordance with ASC 360, our intangible assets are reviewed for impairment when indicators of impairment are present, which include events or changes in circumstances that indicate that the carrying amount of an asset may not be recoverable. In the event an impairment loss is recognized, the adjusted carrying amount of the intangible asset is its new accounting basis. Refer to Note 16 – "Other current and non-current assets". Our intangible liabilities include unfavorable drilling contracts and unfavorable leasehold improvements. Refer to Note 21 – "Other current and non-current liabilities".
Debt
At the inception of a term debt arrangement, or whenever we make the initial drawdown on a revolving debt arrangement, we incur a liability for the principal to be repaid. Debt issuance costs and lender fees related to the term loan are netted against the liability and amortized over the term of the loan. Issuance costs and lender fees related to the revolving debt arrangement are amortized straight-line over the term of the revolver. Refer to Note 20 – "Debt" for more information on our debt instruments.
Pension benefits
We make contributions to personal defined contribution plans. These are charged as operational expenses as they become payable. Some of our Norwegian employees are covered by defined benefit plans. The ongoing liability for these schemes is not material and therefore disclosures related to these schemes have not been presented.
Loss contingencies
We recognize a loss contingency in the Consolidated Balance Sheets where we have a present obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount is reasonably estimable. Refer to Note 29 – "Commitments and contingencies".
Share repurchases
Repurchased Shares are recognized at cost as a component of shareholders' equity. If our Shares are acquired for purposes other than retirement, or if ultimate disposition has not yet been decided, the cost of the Shares is recognized as a direct reduction in shareholders' equity as treasury stock. At the point where it is deemed reasonably certain that the acquired Shares will be cancelled/retired, the nominal value of the Shares is recorded as a reduction in share capital with the excess paid over the nominal value recorded as a reduction in additional paid in capital ("APIC").
Share-based compensation
After emerging from Chapter 11 in February 2022, we made awards of restricted stock units ("RSUs") and performance stock units ("PSUs") under the Management Incentive Plan (as defined herein) (see Note 25 – "Share based compensation"). We account for our share based compensation in accordance with ASC 718, which utilizes a "modified grant-date" approach, where the fair value of an equity award is estimated on the grant date without regard to service or performance conditions. The subsequent accounting then depends on whether the award is classified as equity settled or liability settled, based on the conditions provided in ASC 718. If any of the conditions set out in ASC 718 are met, we classify the award as liability settled, otherwise the award is classified as equity settled. The fair value of equity settled awards is fixed on the grant date and not remeasured unless the award is modified. The fair value of liability settled awards is remeasured at the end of each reporting period until settlement. The fair value is recorded as operating expense over the service period for all awards that vest. No cost is recorded for awards that do not vest because service conditions are not satisfied. We account for forfeitures on an actual basis.

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
Business Combinations
We account for acquisitions in accordance with ASC 805 - Business Combinations. When a transaction qualifies as a business combination under ASC 805 because (i) the acquiree meets the definition of a business and (ii) Seadrill as the acquirer obtains control of an acquiree, the acquisition method is used and the identifiable assets acquired and liabilities assumed are recognized at fair value on the acquisition date. Under ASC 805, the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed is recognized as an asset referred to as goodwill. If the fair value of the net assets acquired and liabilities assumed is greater than the purchase price, a bargain purchase gain is recognized in the Consolidated Statement of Operations at the acquisition date.
Sale of Subsidiaries or Groups of Assets
We account for the sale of a subsidiary or group of assets in accordance with ASC 810 - Consolidations. When we sell a subsidiary or group of assets, we recognize a gain or loss measured as the difference between 1) the aggregate of (i) the fair value of any consideration received, (ii) the fair value of any retained noncontrolling investment in the former subsidiary or group of assets & (iii) the carrying amount of any noncontrolling interest in the former subsidiary; and 2) the carrying amount of the former subsidiary’s assets and liabilities or the carrying amount of the group of assets. Consideration transferred is the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred by the acquirer to Seadrill, and the equity interests issued by the acquirer to Seadrill, but is net of any liabilities incurred by Seadrill. The gain or loss on sale is net of any costs to sell the subsidiary or group of assets. Refer to Note 30 – "Discontinued Operations" for details of disposals during the comparative periods presented.
Note 3 – Recent Accounting Standards
1) Recently adopted accounting standards
ASU 2023-05 - Joint Venture Formations (Subtopic 805-60)
To reduce diversity in practice and provide decision-useful information to a joint venture’s investors, the Board decided to require that a joint venture apply a new basis of accounting upon formation. By applying a new basis of accounting, a joint venture, upon formation, will recognize and initially measure its assets and liabilities at fair value (with exceptions to fair value measurement that are consistent with the business combinations guidance). This does not have a material impact on the financial statements.
2) Recently issued accounting standards
ASU 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures
In November 2023, the FASB issued ASU No. 2023-07, Segment Disclosures (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Board is issuing this update to improve the disclosures about a public entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses. As a result of this update, Seadrill will need to consider adding other measures used by the CODM to assess performance to its segment note. The impacts are yet to be fully assessed.
ASU 2023-09 - Income Taxes (Topic 740): Improvements to Income Tax Disclosures
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation and information on income taxes paid. The new requirement is effective for annual periods beginning after December 15, 2024. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively, with early adoption permitted. Upon adoption, this standard will require additional disclosures to be included in our financial statements. The impacts are yet to be fully assessed.
SEC Rule - The Enhancement and Standardization of Climate-Related Disclosures for Investors (Release Nos. 33-11275; 34-99678; File No. S7-10-22)
On March 6, 2024, the SEC adopted final rules designed to enhance public company disclosures related to the risks and impacts of climate-related matters. The new rules include disclosures relating to climate-related risks and risk management as well as the board and management’s governance of such risks. In addition, the rules include requirements to disclose the financial effects of severe weather events and other natural conditions in the audited financial statements. Larger registrants will also be required to disclose information about greenhouse gas emissions, which will be subject to a phased-in assurance requirement. The final rules include a phased-in compliance period beginning with the 2025 fiscal year for large accelerated filers. The impacts are yet to be fully assessed.

Note 4 – Chapter 11
Seadrill Chapter 11 Process
i. Chapter 11 filing
The Debtors filed voluntary petitions for reorganization under the Chapter 11 proceedings in the Bankruptcy Court on February 7, 2021 and February 10, 2021 (the "Petition Date"). These filings triggered a stay on enforcement of remedies with respect to our debt obligations.
These filings excluded the Seadrill New Finance Limited group ("NSNCo"), as Seadrill and the NSNCo noteholders negotiated a refinancing outside of this bankruptcy.
ii. Plan of Reorganization
On July 23, 2021, the Company entered into a Plan Support and Lock-Up Agreement (the "Plan Support Agreement") with certain holders of claims under the Company’s 12 prepetition credit facilities (the "Prepetition Credit Agreements"), and Hemen Holdings Ltd ("Hemen"). On July 24, 2021, the Company filed the first versions of the Joint Chapter 11 Plan of Reorganization and Disclosure Statement. On August 31, 2021, the Company filed the First Amended Plan of Reorganization and the First Amended Disclosure Statement (the "Disclosure Statement") and on September 2, 2021, the Court approved the First Amended Disclosure Statement (as Modified) and the solicitation of the Plan of Reorganization. On October 11, 2021, the Company’s creditor classes voted to accept the plan of reorganization. On October 26, 2021, Seadrill’s Plan of Reorganization (the "Plan") was confirmed by the U.S. Bankruptcy Court for the Southern District of Texas.
iii. Amendment to terms of existing facilities
The Plan, among other things, provided that holders of allowed Credit Agreement claims (a) received $683 million (adjusted for the Asia Offshore Drilling Limited ("AOD") cash out option) of take-back debt (the "Second Lien Facility") and (b) were entitled to participate in a $300 million new-money raise under a first lien facility (the "First Lien Facility"), and (c) received 83.00% of pre-diluted equity in successor Seadrill on account of their allowed Credit Agreement claims, and 16.75% of equity in successor Seadrill for such holders participation in a rights offering (the "Rights Offering").
iv. Rights Offering and backstop of new $300 million facility
Holders of the subscription rights, which included the backstop parties (the "Backstop Parties" and together, the "Rights Offering Participants"), received the right to lend up to $300 million under the First Lien Facility. The Rights Offering Participants also received, in consideration for their participation in the Rights Offering, 12.50% of the issued and outstanding pre-diluted Shares as of the Effective Date. The First Lien Facility was structured as (i) a $175 million term loan (the "Term Loan Facility") and (ii) a $125 million revolving credit facility.
As consideration for the backstop commitment of each Backstop Party, the Backstop Parties were (a) issued 4.25% of the issued and outstanding pre-diluted Shares as of the Effective Date (the "Equity Commitment Premium"); and (b) paid in cash a premium (the "Commitment Premium") equal to 7.50% of the $300 million in total commitments under the First Lien Facility. The Commitment Premium was revised to $20 million and paid within one business day following the backstop approval order on October 27, 2021.
v. Hemen $50 million convertible bond
$50 million aggregate principal amount of convertible bond (the "Convertible Bond") was issued to Hemen at par upon emergence. The Convertible Bond is convertible into Shares (the "Conversion Shares") at an initial conversion rate of 52.6316 Shares per $1,000 principal amount of the Convertible Bond, subject to certain adjustments. The Convertible Bond is convertible (in full and not in part) into the Conversion Shares at the option of the lender on any business day that is ten business days prior to the maturity of the Convertible Bond.
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
Under the Plan and prior to any equity dilution on conversion of the convertible bond, the Company issued 83.00% of the Company’s equity to Credit Agreement claimants, 12.50% to the Rights Offering Participants, 4.25% to the Backstop Parties through the Equity Commitment Premium, and the remaining 0.25% to Class 9 Predecessor shareholders. The breakout shown below shows the equity allocation before and after the conversion of the Convertible Bond.

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
Upon effectiveness of NSNCo's bankruptcy on January 20, 2022, Seadrill sold 65% of its equity interest in NSNCo, recognizing its 35% retained interest as an equity method investment. The ceding of control occurred 9 days prior on January 11, 2022, the petition date when the Bankruptcy Court first assumed the power to approve all significant actions in the entity. Separately, the determination of held-for-sale and discontinued operations was made at year end and described in the 2021 Form 20-F. Subsequent to its emergence from its pre-packaged bankruptcy, NSNCo was renamed Paratus Energy Services Ltd.
Renegotiation of leases with SFL
Under the sale and leaseback arrangements with certain subsidiaries of SFL Corporation Ltd ("SFL"), the semi-submersible rigs West Taurus and West Hercules and the jackup rig West Linus were leased to certain wholly owned Seadrill entities under long term charter agreements. The Chapter 11 proceedings afforded Seadrill the option to reject or amend the leases.
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
Other matters
i.Liabilities subject to compromise
Liabilities subject to compromise distinguish prepetition liabilities which may be affected by the Chapter 11 proceedings from those that will not. The liabilities held as subject to compromise prior to the Company's emergence from Chapter 11 proceedings are disclosed on a separate line on the consolidated balance sheet.
Liabilities subject to compromise prior to emergence from Chapter 11 proceedings, as presented on the consolidated balance sheet at February 22, 2022 immediately prior to emergence, included the following:

(In $ millions)	February 22, 2022 (Predecessor)
Senior under-secured external debt	5,662
Accounts payable and other liabilities	35
Accrued interest on external debt	34
Amount due to SFL Corporation Ltd under leases for the West Taurus and West Linus	506
Liabilities subject to compromise	6,237
Attributable to:
Continuing operations	6,119
Discontinued operations	118

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
iii. Reorganization items, net
Incremental costs incurred directly as a result of the bankruptcy filing and any gains or losses on adjustment to the expected allowed claim value under the plan of reorganization are classified as "Reorganization items, net" in the Consolidated Statements of Operations. The following table summarizes the reorganization items recognized in the year ended December 31, 2023, period from February 23, 2022 through December 31, 2022 (Successor) and period from January 1, 2022 through February 22, 2022 (Predecessor).

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
Gain on settlement of liabilities subject to compromise (a)	—	—	3,581	—
Fresh Start valuation adjustments (b)	—	—	242	—
Loss on deconsolidation of Paratus Energy Services (c)	—	—	(112)	—
Advisory and professional fees (d)	—	(15)	(44)	(127)
Expense of predecessor Directors & Officers insurance policy	—	—	(17)	—
Remeasurement of terminated lease to allowed claim	—	—	—	(186)
Interest income on surplus cash	—	—	1	3
Total reorganization items, net	—	(15)	3,651	(310)
Attributable to:
Continuing operations	—	(15)	3,683	(296)
Discontinued operations	—	—	(32)	(14)
a.Gain on liabilities subject to compromise
On emergence from Chapter 11 proceedings, we settled liabilities subject to compromise in accordance with the Plan. This includes extinguishment of our secured external debt and amounts due under our sale and leaseback agreements with SFL Corporation Ltd. Refer to Note 5 – "Fresh Start accounting" for further information.
b.     Fresh Start valuation adjustments
On emergence from Chapter 11 proceedings and under the application of Fresh Start accounting, we allocated the reorganization value to our assets and liabilities based on their estimated fair values. The effects of the application of Fresh Start accounting applied as of February 22, 2022. The new basis of our assets and liabilities are reflected in the Consolidated Balance Sheet at December 31, 2023 and 2022 (Successor) and the related adjustments were recorded in the Consolidated Statements of Operations in the Predecessor. Refer to Note 5 – "Fresh Start accounting" for further information.
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
Fresh Start accounting requires a reporting entity to present its assets, liabilities, and equity at their reorganization value amounts as of the date of emergence from bankruptcy on February 22, 2022. However, the Company will continue to present financial information for any periods before the adoption of Fresh Start accounting for the Predecessor. The Predecessor and Successor Companies lack comparability, as is required in ASC Topic 205, Presentation of Financial Statements ("ASC 205"). ASC 205 states that financial statements are required to be presented comparably from year to year, with any exceptions to comparability clearly disclosed. Therefore, "black-line" financial statements are presented to distinguish between the Predecessor and Successor Companies.
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
Enterprise value represents the estimated fair value of an entity’s shareholders’ equity plus long-term debt and other interest-bearing liabilities less unrestricted cash and cash equivalents. As set forth in the Disclosure Statement approved by the Bankruptcy Court, the valuation analysis resulted in an enterprise value between $1,795 million and $2,396 million, with a mid-point of $2,095 million. For US GAAP purposes, we valued our individual assets, liabilities, and equity instruments using valuation models and determined the value of the enterprise was $2,095 million as of the Effective Date, which fell in line within the forecasted enterprise value ranges approved by the Bankruptcy Court. Specific valuation approaches and key assumptions used to arrive at reorganization value, and the value of discrete assets and liabilities resulting from the application of Fresh Start accounting, are described in greater detail within the valuation process below.
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
The cash flows were discounted at a market participant weighted average cost of capital ("WACC"), which was derived from a blend of market participant after-tax cost of debt and market participant cost of equity and computed using public share price information for similar offshore drilling market participants, certain U.S. Treasury rates, and certain risk premiums specific to the assets of the Company. For rigs expected to be long-term stacked, the market approach was used to estimate the fair value of the assets which involved gathering and analyzing recent market data of comparable assets.
ii. Capital Spares and Equipment
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
vi. Long-term debt
The fair values of the Term Loan Facility and Second Lien Facility were determined using relevant market data as of the Effective Date and the terms of each of the respective instruments. Given the interest rates for both facilities were outside of the range of assumed market rates, we selected discount rates based on the data and used a yield to worst case analysis to estimate the fair values of the respective instruments.
The fair value of the Convertible Bond was split in two components: (i) straight debt and (ii) conversion option. The straight debt component was derived through a discounted cash flow analysis. The conversion option component was based on an option pricing model, which forecasts equity volatility and compares the potential conversion redemption against equity movements in industry peers.

Consolidated Balance Sheet
The adjustments included in the following Consolidated Balance Sheet reflect the consummation of the transactions contemplated by the Plan and carried out by the Company ("Reorganization Adjustments") and the fair value adjustments as a result of the application of Fresh Start accounting ("Fresh Start Adjustments"). The explanatory notes provide additional information with regard to the adjustments recorded, the methods used to determine fair value and significant assumptions or inputs.

	February 22, 2022					February 23, 2022
(In $ millions)	Predecessor	Reorganization Adjustments		Fresh Start Adjustments		Successor
ASSETS
Current assets
Cash and cash equivalents	262	74	(a)	—		336
Restricted cash	135	(50)	(b)	—		85
Accounts receivable, net	169	—		—		169
Amount due from related parties, net	42	—		—		42
Asset held for sale - current	63	—		11	(k)	74
Other current assets	194	(17)	(c)	20	(k)	197
Total current assets	865	7		31		903
Non-current assets
Investment in associated companies	81	—		(17)	(l)	64
Drilling units	1,434	(175)	(d)	316	(m)	1,575
Restricted cash	69	—		—		69
Deferred tax assets	8	—		1	(n)	9
Equipment	11	—		(2)	(o)	9
Asset held for sale - non-current	345	—		(34)	(m,p)	311
Other non-current assets	13	—		26	(p)	39
Total non-current assets	1,961	(175)		290		2,076
Total assets	2,826	(168)		321		2,979
LIABILITIES AND SHAREHOLDERS'S EQUITY
Current liabilities
Trade accounts payable	53	—		—		53
Liabilities associated with asset held for sale - current	64	—		—		64
Other current liabilities	164	52	(e)	17	(q)	233
Total current liabilities	281	52		17		350
Liabilities subject to compromise	6,119	(6,119)	(f)	—		—
Liabilities subject to compromise associated with asset held for sale	118	(118)	(f)	—		—
Non-current liabilities
Long-term debt	—	951	(g)	—		951
Deferred tax liabilities	7	—		(1)	(r)	6
Liabilities associated with asset held for sale - non-current	2	—		—		2
Other non-current liabilities	108	—		63	(s)	171
Total non-current liabilities	117	951		62		1,130
SHAREHOLDERS' EQUITY
Predecessor common shares of par value	10	(10)	(h)	—		—
Predecessor additional paid-in capital	3,504	(3,504)	(h)	—		—
Accumulated other comprehensive loss	(1)	1	(h)	—		—
Retained (deficit)/earnings	(7,322)	7,080	(i)	242	(t)	—
Successor common shares of par value	—	—		—		—
Successor additional paid-in capital	—	1,499	(j)	—		1,499
Total shareholders’ (deficit)/equity	(3,809)	5,066		242		1,499
Total liabilities and shareholders' equity	2,826	(168)		321		2,979
* The total valuation of drilling units amounts to $1,882 million, of which $1,575 million relates to continuing operations and $307 million relates to discontinued operations.

Reorganization Adjustments
(a)Reflects the net cash receipts that occurred on the Effective Date as follows:

(In $ millions)	February 22, 2022 (Predecessor)
Receipt of cash from the issuance of the Term Loan Facility	175
Receipt of cash from the issuance of the Convertible Bond	50
Proceeds from the issuance of the Second Lien Facility	683
Settlement of the Prepetition Credit Agreement	(683)
Payment of the AOD cash out option	(116)
Payment of success-based advisor fees	(28)
Payment of the arrangement & financing fee for the Term Loan Facility	(5)
Transfer of cash to restricted cash for the professional fee escrow account funding	(2)
Change in cash and cash equivalents	74
(b)Reflects the net restricted cash payments that occurred on the Effective Date as follows:

(In $ millions)	February 22, 2022 (Predecessor)
Payment of net scrap rig proceeds to holders of Prepetition Credit agreement claims	(45)
Return of cash collateral to SFL for the amended West Linus lease agreement	(7)
Cash transferred from unrestricted cash for the professional fee escrow account funding	2
Change in restricted cash	(50)
(c)Reflects the change in other current assets for the following activities:

(In $ millions)	February 22, 2022 (Predecessor)
Expense of Predecessor Directors & Officers insurance policy	(17)
Expense of the Commitment Premium and other capitalized debt issuance costs	(24)
Recognition of the right-of-use asset associated with the modified West Linus bareboat lease	24
Change in other current assets	(17)
(d)Reflects the change in drilling units for the derecognition of the West Linus of $175 million associated with modification of lease.
(e)Reflects the change in other current liabilities:

(In $ millions)	February 22, 2022 (Predecessor)
Accrued liability due to holders of Prepetition Credit agreement claims for sold rig proceeds	27
Recognition of lease liability and other accrued liability associated with the amended West Linus lease	25
Change in other current liabilities	52

(f)Liabilities subject to compromise were settled as follows in accordance with the Plan:

(In $ millions)	February 22, 2022 (Predecessor)
Senior under-secured external debt	5,662
Accounts payable and other liabilities	35
Accrued interest on external debt	34
Amounts due to SFL Corporation Ltd under leases for the West Taurus and West Linus	506
Total liabilities subject to compromise	6,237
Attributable to:
Continuing operations	6,119
Discontinued operations	118

Payment of the AOD cash out option	(116)
Issuance of the Second Lien Facility	(717)
Premium associated with the Term Loan Facility	(9)
Debt issuance costs	(30)
Payment of the rig sale proceeds	(45)
Amounts due to Prepetition Credit agreement claims for sold rig proceeds not yet paid	(27)
Issuance of Shares to holders of Prepetition Credit Agreement claims	(1,244)
Issuance of Shares to the Rights Offering Participants	(187)
Issuance of Shares associated with the Equity Commitment Premium	(64)
Derecognition of West Linus rig and return of cash collateral	(182)
Reversal of the release of certain general unsecured operating accruals	(35)
Pre-tax gain on settlement of liabilities subject to compromise	3,581
(g)Reflects the changes in long-term debt for the following activities:

(In $ millions)	February 22, 2022 (Predecessor)
Issuance of the Term Loan Facility	175
Issuance of the Second Lien Facility	683
Issuance of the Convertible Bond	50
Record the premium on the Term Loan Facility and Second Lien Facility	43
Change in long-term debt	951
(h)Reflects the cancellation of the Predecessor’s common shares, additional paid in capital, and accumulated other comprehensive income.
(i)Reflects the cumulative net impact on retained loss as follows:

(In $ millions)	February 22, 2022 (Predecessor)
Pre-tax gain on settlement of liabilities subject to compromise	3,581
Release of general unsecured operating accruals	35
Payment of success fees recognized on the Effective Date	(28)
Expense of Predecessor Directors & Officers insurance policy	(17)
Impact to net income	3,571
Cancellation of Predecessor common shares and additional paid in capital	3,513
Issuance of Shares to Predecessor equity holders	(4)
Net impact to retained loss	7,080

(j)Reflects the reorganization adjustments made to the Successor additional paid-in capital:

(In $ millions)	February 22, 2022 (Predecessor)
Fair value of Shares issued to holders of Prepetition Credit Agreement claims	1,456
Fair value of Shares issued to Predecessor equity holders	4
Fair value of the conversion option on the Convertible Bond	39
Successor additional paid-in capital	1,499
Fresh Start Adjustments
(k)Reflects the fair value adjustment to other current assets for the following:

(In $ millions)	February 22, 2022 (Predecessor)
Record fair value adjustment for favorable drilling and management service contracts	68
Write-off of current portion of deferred mobilization costs held at amortized cost	(15)
Off-market right-of-use asset adjustment for the West Hercules and West Linus	(22)
Change in other current assets	31
Attributable to:
Continuing operations	20
Discontinued operations	11
(l)Reflects the fair value adjustment to the investments in PES of $14 million and in Sonadrill of $3 million.
(m)Reflects the fair value adjustment to drilling units and the elimination of accumulated depreciation.

(In $ millions)	February 22, 2022 (Predecessor)
Total Fresh start adjustments	279
Attributable to:
Continuing operations	316
Discontinued operations	(37)
(n)Reflects the fair value adjustment to deferred tax assets of $1 million for favorable management contracts.
(o)Reflects the fair value adjustment to equipment and the elimination of accumulated depreciation.
(p)Reflects fair value adjustment to other non-current assets for the following:

(In $ millions)	February 22, 2022 (Predecessor)
Record fair value adjustment for favorable drilling and management service contracts	42
Write-off of non-current portion of historical favorable contracts held at amortized cost	(9)
Write-off of non-current portion of deferred mobilization costs held at amortized cost	(4)
Change in other non-current assets	29
Attributable to:
Continuing operations	26
Discontinued operations	3
(q)Reflects the fair value adjustment to other current liabilities for the following:

(In $ millions)	February 22, 2022 (Predecessor)
Record fair value adjustment for unfavorable drilling contracts	18
Write-off of current portion of historical unfavorable contracts held at amortized cost	(1)
Change in other current liabilities	17

(r)Reflects the fair value adjustment to deferred tax liabilities of $1 million to write-off previously recognized Fresh Start balances.
(s)Reflects the fair value adjustment to other non-current liabilities for the following:

(In $ millions)	February 22, 2022 (Predecessor)
Record fair value adjustment for unfavorable drilling contracts	67
Write-off of non-current portion of historical unfavorable contracts held at amortized cost	(4)
Change in other non-current liabilities	63
(t)Reflects the cumulative impact of the Fresh Start accounting adjustments discussed above.

(In $ millions)	February 22, 2022 (Predecessor)
Total Fresh start adjustments	242
Attributable to:
Continuing operations	266
Discontinued operations	(24)
Note 6 – Current expected credit losses
The current expected credit loss model applies to our external trade receivables and related party receivables. Our external customers are international oil companies, national oil companies, and large independent oil companies. The expected credit loss allowance on related party balances as of December 31, 2023 was nil (December 31, 2022: $1 million).
The below table shows the classification of the credit loss expense within the Consolidated Statements of Operations.

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
Management contract credit/(expense)	1	(1)	1	(36)
Other financial items credit	—	—	—	2
Total	1	(1)	1	(34)
Changes in expected credit loss allowance for external and related party trade receivables are included in operating expenses, while changes in the allowances for related party loan receivables are included in other financial items.

Note 7 – Segment information
Operating segments
Following the sale of the KSA Business in October 2022, our organizational structure was simplified, consolidating our operations into a single organization. In light of these changes, the information provided to our CODM was adapted to reflect the updated operational structure during the year ended December 31, 2023. As a result, we have updated the reportable segments disclosed externally from Harsh Environment, Floaters, and Jackups to a single operating segment. This has been reflected for all periods covered by the report.
Geographic data
Revenues
Revenues are attributed to geographical areas based on the country where the revenues are generated. The following presents our revenues and fixed assets by geographic area:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
United States	446	146	20	105
Brazil	343	95	19	121
Angola	271	220	43	125
Norway	213	231	78	486
Canada	—	98	—	—
Others (1)	229	53	9	70
Total revenue	1,502	843	169	907
(1)Other countries represent countries each with less than 10% of total revenues earned for any of the periods presented.
Fixed assets – drilling units (2)
Drilling unit fixed assets by geographic area based on location as of the end of the year are as follows:

(In $ millions)	December 31, 2023	December 31, 2022
United States	959	275
Brazil	719	714
Norway	420	312
Others (3)	760	367
Total	2,858	1,668
(2)Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.
(3)Other countries represent countries in which we operate that individually had fixed assets representing less than 10% of total fixed assets for any of the periods presented.

Major customers
During the year ended December 31, 2023 (Successor), periods from February 23, 2022 through December 31, 2022 (Successor) and January 1, 2022 through February 22, 2022 (Predecessor) and year ended December 31, 2021 (Predecessor) we had the following customers with total revenues greater than 10% in any of the periods presented:

	Successor		Predecessor
	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
Sonadrill	17%	21%	9%	—%
Petrobras	16%	—%	—%	—%
Var Energi	9%	14%	11%	—%
Equinor	6%	14%	10%	15%
ConocoPhillips	5%	13%	13%	18%
Lundin	—%	1%	12%	13%
Others	47%	37%	45%	54%
	100%	100%	100%	100%
Note 8 – Revenue from contracts with customers
The following table provides information about receivables, contract assets and contract liabilities from our contracts with customers:

(In $ millions)	December 31, 2023	December 31, 2022
Accounts receivable, net	222	137
Current contract liabilities (classified within other current liabilities)	(31)	(19)
Non-current contract liabilities (classified within other non-current liabilities)	(33)	(42)
Significant changes in the contract liabilities balances during the year ended December 31, 2023 were as follows:

(In $ millions)	Contract Liabilities
Net contract liability at January 1, 2023	(61)
Aquadrill Acquisition	(1)
Amortization of revenue that was included in the beginning contract liability balance	19
Cash received, excluding amounts recognized as revenue	(21)
Net contract liability at December 31, 2023	(64)
Significant changes in the contract liabilities balances during the year ended December 31, 2022 are as follows:

(In $ millions)	Contract Liabilities
Net contract liability at January 1, 2022 (Predecessor)	(35)
Amortization of revenue that was included in the beginning contract liability balance	16
Net contract liability at February 22, 2022 (Predecessor)	(19)
Net contract liability at February 23, 2022 (Successor)	(19)
Amortization of revenue that was included in the beginning contract liability balance	9
Cash received, excluding amounts recognized as revenue	(51)
Net contract liability at December 31, 2022 (Successor)	(61)
The deferred revenue balance of $31 million reported in "Other current liabilities" as of December 31, 2023 is expected to be realized within the next 12 months and the $33 million reported in "Other non-current liabilities" is expected to be realized thereafter. The deferred revenue consists primarily of mobilization and upgrade revenue for both wholly and partially unsatisfied performance obligations as well as expected variable mobilization and upgrade revenue for partially unsatisfied performance obligations, which has been estimated for purposes of allocating across the entire corresponding performance obligations.

Note 9 – Other revenues
Other revenues consist of the following:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
Leasing revenues (i)	33	24	4	26
Inventory sales (ii)	—	9	—	—
Early termination fees (iii)	—	—	—	6
Other (iv)	12	6	1	—
Total other revenues	45	39	5	32
i.Leasing revenues
Revenue earned on the charter of the West Castor, West Telesto and West Tucana to Gulfdrill, one of our joint ventures. Refer to Note 26 – "Related party transactions" – for further details.
ii. Inventory sales
Sales of spare parts in inventory from the West Tucana, West Castor and West Telesto were made to Gulf Drilling International.
iii. Early termination fees
Early termination fees were received in 2021 for the West Bollsta.
iv. Other
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
Note 10 – Other operating items
Other operating items consist of the following:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
Gain on disposals (i)	14	1	2	47
Impairment of long-lived assets (ii)	—	—	—	(152)
Other operating income (iii)	—	—	—	54
Total other operating items	14	1	2	(51)
i. Gain on disposals
The gain on disposal in 2023 is comprised of sales of capital spares relating to jackups, the West Hercules, and spare parts on previously recycled rigs.
The gain on disposal in 2022 Successor period relates to the sale of sundry assets of the West Tucana and West Carina and the sale of capital spares on the West Hercules and parts on the West Navigator. The gain on disposal in the Predecessor period relates to the sale of the West Venture on January 19, 2022.
Seadrill disposed of seven rigs in 2021, all of which had previously been impaired in full. The full consideration, less costs to sell, was recognized as a gain on disposal.
ii. Impairment of long lived assets
In June 2021, the West Hercules was impaired by $152 million. Refer to Note 12 – "Loss on Impairment of long lived assets".
iii. Other operating income
The gain in 2021 relates primarily to the write-off of pre-petition lease liabilities to Northern Ocean for the West Bollsta of $19 million and pre-petition liabilities to Aquadrill of $8 million following settlement agreements reached in 2021, as well as receipt of a $22 million distribution from The Norwegian Shipowners' Mutual War Risks Insurance Association, representing a rebate of past premium paid.
Note 11 – Interest expense
Interest expense consists of the following:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021

Cash and payment-in-kind interest on debt facilities (a)	(54)	(95)	—	(25)
Interest on SFL leases (b)	—	—	(7)	(84)
Other	(5)	(3)	—	—
Interest expense	(59)	(98)	(7)	(109)
(a) Cash and payment-in-kind interest on debt facilities
We incur cash and payment-in-kind interest on our debt facilities. This is summarized in the table below. Please refer to Note 20 – "Debt" for more information on these debt facilities.

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021

$575 million secured bond in issue	(21)	—	—	—
Post-emergence first lien senior secured	(12)	(14)	—	—
Post-emergence second lien senior secured	(16)	(78)	—	—
Post-emergence unsecured senior convertible bond	(5)	(3)	—	—
Pre-filing senior credit facilities	—	—	—	(25)
Cash and payment-in-kind interest	(54)	(95)	—	(25)
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
For information on our debt facilities please refer to Note 20 – "Debt".
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
We derived the fair value of the West Hercules using an income approach based on updated projections of future dayrates, contract probabilities, economic utilization, capital and operating expenditures, applicable tax rates and asset lives. The cash flows were estimated over the remaining useful economic life of the West Hercules and discounted using an estimated market participant WACC of 11.8%. To estimate the fair value, we were required to use various unobservable inputs including assumptions related to the future performance of the West Hercules as explained above. We based all estimates on information available at the time of performing the impairment test.
There were no further indicators of impairment in 2022 or 2023.

Note 13 – Taxation
 Income taxes consist of the following:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
Current tax expense:
Bermuda	—	—	—	—
Foreign	30	15	3	2
Deferred tax benefit:
Bermuda	—	—	—	—
Foreign	(13)	(5)	(1)	(2)
Total tax expense	17	10	2	—
Effective tax rate	5.4%	16.0%	—%	—%
The effective tax rate for the year ended December 31, 2023 (Successor), the period from February 23, 2022 through December 31, 2022 (Successor), the period from January 1, 2022 through February 22, 2022 (Predecessor), and the year ended December 31, 2021 (Predecessor) was 5.4%, 16.0%, 0% and 0% respectively.
Due to the CARES Act in the US, we recognized a tax benefit in 2021 (Predecessor) of $2 million which included the release of valuation allowances previously recorded and carrying back net operating losses to previous years. No tax benefit was recognized for the years ended December 31, 2023 and 2022.
The income taxes for the year ended December 31, 2023 (Successor), the period from February 23, 2022 through December 31, 2022 (Successor), the period from January 1, 2022 through February 22, 2022 (Predecessor), and the year ended December 31, 2021 (Predecessor) differed from the amount computed by applying the Bermuda statutory income tax rate of 0% as follows:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
Effect of change on unrecognized tax benefits	4	(5)	—	2
Effect of unremitted earnings of subsidiaries	1	1	(1)	—
Effect of taxable income in various countries	12	14	3	(2)
Total tax expense	17	10	2	—
Deferred income taxes
Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets are comprised of the following:
Deferred tax assets:

(In $ millions)	December 31, 2023	December 31, 2022
Net operating losses carried forward	1,097	296
Property, plant and equipment	210	92
Provisions	37	27
Intangibles	5	—
Pensions and stock options	3	1
Other	11	12
Gross deferred tax assets	1,363	428
Valuation allowance	(1,317)	(413)
Deferred tax assets, net of valuation allowance	46	15

Deferred tax liabilities:

(In $ millions)	December 31, 2023	December 31, 2022
Unremitted earnings of subsidiaries	9	8
Intangibles	—	1
Gross deferred tax liabilities	9	9
Net deferred tax assets	37	6
In December 2023, the legislation implementing a corporate income tax in Bermuda received governor's assent. The Bermuda income tax is effective beginning on January 1, 2025 with a statutory income tax rate of 15%. The new law allows corporations to carry forward tax losses incurred in the five fiscal years preceding the effective date and allows for an increase in the tax basis of assets and liabilities. The increases in our gross deferred tax asset and valuation allowance are primarily due to Bermuda's newly enacted corporate tax law.
As of December 31, 2023, deferred tax assets related to net operating loss ("NOL") carryforward was $1,097 million (December 31, 2022: $296 million), which can be used to offset future taxable income. NOL carryforwards which were generated in various jurisdictions, include $675 million (December 31, 2022: $235 million) that will not expire and $422 million (December 31, 2022: $61 million) that will expire between 2024 and 2044 if not utilized.
We establish a valuation allowance for deferred tax assets when it is more likely than not that the benefit from the deferred tax asset will not be realized. The amount of deferred tax assets considered realizable could increase or decrease in the near term if our estimates of future taxable income change. Our valuation allowance consists primarily of $1,051 million on NOL carryforwards as of December 31, 2023 (December 31, 2022: $285 million).
Uncertain tax positions
As of December 31, 2023, we had a total amount of unrecognized tax benefits of $150 million excluding interest and penalties. The changes to our balance related to unrecognized tax benefits were as follows:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
Balance at the beginning of the period	82	84	83	82
Increases as a result of acquisition of Aquadrill	71	—	—	—
Increases as a result of positions taken in prior periods	5	1	1	2
Increases as a result of positions taken during the current period	1	—	—	2
Decreases as a result of positions taken in prior periods	(8)	—	—	(1)
Decreases due to settlements	—	(1)	—	(1)
Decreases as a result of a lapse of the applicable statute of limitations	(1)	(2)	—	(1)
Balance at the end of the period	150	82	84	83
The uncertain tax positions were included in "Other non-current liabilities" on our Consolidated Balance Sheets and are comprised as follows:

(In $ millions)	December 31, 2023	December 31, 2022
Gross unrecognized tax benefits excluding interest and penalties	150	82
Aquadrill interest and penalties acquired	11	—
Interest and penalties	27	21
Offset against deferred tax assets	(18)	(18)
Total unrecognized tax benefits included as "Other non-current liabilities"	170	85
Accrued interest and penalties totaled $38 million at December 31, 2023 (December 31, 2022: $21 million) and were included in "Other non-current liabilities" on our Consolidated Balance Sheets. We recognized expense of $6 million and $2 million during the years ended December 31, 2023 and 2022, respectively, related to interest and penalties for unrecognized tax benefits on the income tax expense line in the Consolidated Statement of Operations.
As of December 31, 2023, $170 million of our unrecognized tax benefits, including penalties and interest, would have a favorable impact on the Company’s effective tax rate if recognized.
Tax returns and open years
We are subject to taxation in various jurisdictions. Tax authorities in certain jurisdictions examine our tax returns and some have issued assessments. We are defending our tax positions in those jurisdictions.

The Brazilian tax authorities have issued a series of assessments with respect to our returns for certain years up to 2017 for an aggregate amount equivalent to $161 million including interest and penalties. The assessment for the 2009 and 2010 years is being litigated through the Brazilian courts. Please refer to Note 29 - "Commitments and contingencies" for further details.
The Nigerian tax authorities have issued a series of claims and assessments both directly and lodged through the Previous Chapter 11 Proceedings, with respect to returns for subsidiaries for certain years up to 2019 for an aggregate amount equivalent to $171 million. We are robustly contesting these assessments including filing relevant appeals in Nigeria.
The Mexican tax authorities have issued a series of assessments with respect to our returns for certain years up to 2014 for an aggregate amount equivalent to $110 million. We are robustly contesting these assessments including filing relevant appeals.
An adverse outcome on these proposed assessments could result in a material adverse impact on our Consolidated Balance Sheets, Statements of Operations or Cash Flows.
The following table summarizes the earliest tax years that remain subject to examination by major taxable jurisdictions in which we operate.

Jurisdiction	Earliest open year
Brazil	2008
Norway	2015
Switzerland	2019
United States	2020
Note 14 – Earnings/(loss) per share
The computation of EPS/LPS is based on the weighted average number of Shares outstanding during the period. Diluted EPS/LPS includes the effect of the assumed conversion of potentially dilutive instruments. There were no dilutive instruments in the Predecessor period, but the issuance of the convertible note in the Successor period and share based compensation are dilutive as the Company was in a profit-making position. Refer to Note 20 – "Debt", for details.
The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021

Net income/(loss) from continuing operations	300	(73)	3,739	(572)
Income/(loss) after tax from discontinued operations	—	274	(33)	(15)
Net income/(loss) available to stockholders	300	201	3,706	(587)
Effect of dilution - interest on unsecured senior convertible bond (Note 11)	5	3	—	—
Diluted net income/(loss) available to stockholders	305	204	3,706	(587)
The components of the denominator for the calculation of basic and diluted EPS/LPS are as follows:

	Successor		Predecessor
(In millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
Basic earnings per share:
Weighted average number of common shares outstanding(1)	71	50	100	100
Diluted earnings per share:
Effect of dilution	3	3	—	—
Weighted average number of common shares outstanding adjusted for the effects of dilution	74	53	100	100
(1) Weighted average number of common shares outstanding in the year 2023 excludes Treasury shares repurchased and shares retired during the period. Please refer to Note 23 – "Common Shares" for details on Shares repurchased.

The basic and diluted EPS/LPS are as follows:

	Successor		Predecessor
(In $)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
Basic EPS/(LPS): continuing operations	4.23	(1.46)	37.25	(5.70)
Diluted EPS/(LPS): continuing operations	4.12	(1.46)	37.25	(5.70)
Basic EPS/(LPS)	4.23	4.02	36.92	(5.85)
Diluted EPS/(LPS)	4.12	3.88	36.92	(5.85)
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
Note 15 – Restricted cash
Restricted cash consists of the following:

(In $ millions)	December 31, 2023	December 31, 2022

Cash held in escrow	23	23
Demand deposit pledged as collateral for tax related guarantee (1)	—	74
Accounts pledged as collateral for performance bonds and similar guarantees	—	10
Other	8	11
Total restricted cash	31	118
(1) The guarantee was replaced during the year with a new guarantee not requiring cash collateral. Please refer to Note 29 – "Commitments and contingencies" for further details.
Restricted cash is presented in our Consolidated Balance Sheets as follows:

(In $ millions)	December 31, 2023	December 31, 2022

Current restricted cash	31	44
Non-current restricted cash	—	74
Total restricted cash	31	118

Note 16 – Other current and non-current assets
Other current assets
As of December 31, 2023 and 2022, other current assets included the following:

(In $ millions)	December 31, 2023	December 31, 2022

Taxes receivable	67	42
Prepaid expenses	54	37
Deferred contract costs	41	34
Pre-funding of MSA manager arrangements	23	—
Favorable drilling and management services contracts	1	30
Other	13	26
Total other current assets	199	169
Other non-current assets
As of December 31, 2023 and 2022, other non-current assets included the following:

(In $ millions)	December 31, 2023	December 31, 2022

Deferred contract costs	44	77
Favorable drilling and management services contracts	—	12
Other	12	4
Total other non-current assets	56	93
Favorable drilling contracts and management services contracts
The following tables summarize the movement in favorable drilling contracts and management services contracts for the year ended December 31, 2023 and the period from January 1, 2022 through February 22, 2022 (Predecessor) and from February 23, 2022 through December 31, 2022 (Successor):

(In $ millions)	Gross carrying amount	Accumulated amortization	Net carrying amount
As at January 1, 2023	96	(54)	42
PES disposal	(13)	—	(13)
Aquadrill acquisition	7	—	7
Amortization	—	(35)	(35)
As at December 31, 2023	90	(89)	1

(In $ millions)	Gross Carrying Amount	Accumulated amortization	Net carrying amount
As at January 1, 2022 (Predecessor)	266	(257)	9
Balance before reorganization and fresh start adjustments	266	(257)	9
Fresh Start accounting	(170)	257	87
As at February 22, 2022 (Predecessor)	96	—	96
As at February 23, 2022 (Successor)	96	—	96
Amortization	—	(54)	(54)
As at December 31, 2022 (Successor)	96	(54)	42
In 2023, on acquiring Aquadrill, and in 2022, on emergence from Chapter 11 proceedings and on application of Fresh Start accounting, new favorable drilling contract and management service contract intangible assets were recognized. For further information refer to Note 31 – "Business combinations" and Note 5 – "Fresh Start Accounting" respectively. The amortization is recognized in the Consolidated Statements of Operations as "Depreciation and amortization". The remaining favorable drilling contracts and management services contracts will be fully amortized in 2024.

Note 17 – Investment in associated companies
We had the following investments in associated companies as of December 31, 2023 and December 31, 2022:

Ownership percentage	December 31, 2023	December 31, 2022
Sonadrill (i)	50%	50%
Gulfdrill (ii)	50%	50%
Paratus Energy Services Ltd (iii)	—%	35%
We account for our investments in associates under the equity method. For transactions with related parties refer to Note 26 – "Related party transactions".
i. Sonadrill
Sonadrill is a joint venture that presently operates three drillships focusing on opportunities in Angolan waters. Seadrill owns a 50% stake in Sonadrill, with the remaining 50% interest owned by Sonangol EP ("Sonangol"). Both companies initially committed to charter two units each into the joint venture. As of December 31, 2023, Sonadrill leased three drillships, including the Libongos and Quenguela from Sonangol, and the West Gemini from Seadrill. Seadrill manages all three units for the joint venture.
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
Seadrill's investment in the Sonadrill joint venture includes initial equity capital and certain other contingent commitments, including the commitment to charter up to two drillships to the joint venture at a nominal charter rate, contingent on Sonadrill obtaining drilling contracts for the units. The lease of the West Gemini to Sonadrill for the duration of the contracts for a nominal charter rate is considered part of Seadrill’s investment in the joint venture. As such, the company recorded a liability equal to the fair value of the lease at the commencement of the West Gemini lease to Sonadrill, with the offsetting entry being a basis difference against the investment in Sonadrill.
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
iii. Paratus Energy Services Ltd
PES, formerly known as Seadrill New Finance Limited or "NSNCo", holds investments in SeaMex (100%), Seabras Sapura (50%), and Archer (15.7%). As part of Seadrill's comprehensive restructuring process, we disposed of 65% of our equity interest in PES in January 2022, reducing our shareholding to 35%. As a result, the carrying value of PES's net assets were deconsolidated from Seadrill's Consolidated Balance Sheet and were replaced with an equity method investment representing the fair value of the retained 35% interest. This resulted in a loss of $112 million that was reported through reorganization items, as set out further in Note 4 – "Chapter 11".
On September 30, 2022, Seadrill entered into share purchase agreements with certain other existing shareholders of PES to dispose of the remaining 35% shareholding in PES. The sale closed on February 24, 2023 for total consideration of $44 million. As the total consideration received approximated the book value disposed, a minor gain has been recognized in the Consolidated Statement of Operations. In connection with the sale, on March 14, 2023, we provided each of PES and SeaMex Holdings Ltd ("SeaMex Holdings") with a termination notice regarding (i) the Master Services Agreement by and between PES and Seadrill Management Ltd, dated January 20, 2022 (the "Paratus MSA"), and (ii) the Master Services Agreement by and among SeaMex Holdings, certain operating companies party thereto and SML, dated January 20, 2022 (the "SeaMex MSA"), respectively. The Paratus MSA terminated on November 30, 2023; and the SeaMex MSA terminated on November 17, 2023. The termination of the Paratus MSA and SeaMex MSA did not have a material effect on the Company's financial results.
For further information on Seadrill's comprehensive restructuring, including the disposal of the 65% interest in Paratus Energy Services Ltd, please refer to Note 4 – "Chapter 11".

Share in results from associated companies
Our share in results of our associated companies were as follows:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021

Sonadrill	31	2	1	5
Gulfdrill	6	4	—	(2)
PES	—	(8)	(3)	—
Total share in results from associated companies (net of tax)	37	(2)	(2)	3
Seadrill recorded $8 million of losses from its share of the post-emergence results of PES until September 30, 2022, when it entered into share purchase agreements with certain other existing shareholders of PES to dispose of the remaining 35% shareholding in PES. The deal was closed on February 24, 2023, and the carrying values of the equity method investment in PES, together with certain other related balances, approximately equal the agreed sales price. There was no material gain or loss on the sale, and there has been no further recognition of PES results after the agreement date. Accordingly, we have not presented a summary of the results of PES in the section below.
Summary of Consolidated Statements of Operations for our investments in associated companies
The results of Sonadrill and our share in those results is summarized below:

Sonadrill	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
Operating revenues	357	200	14	94
Net operating income	101	21	2	18
Net income	79	10	2	11

Seadrill ownership percentage	50%	50%	50%	50%
Share in results from Sonadrill (net of tax)	39	5	1	5
Basis difference amortization	(8)	(3)	—	—
Net share in results from Sonadrill	31	2	1	5
The results of Gulfdrill and our share in those results is summarized below:

Gulfdrill	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
Operating revenues	199	167	28	142
Net operating income/(loss)	16	14	2	(4)
Net income/(loss)	12	9	1	(4)

Seadrill ownership percentage	50%	50%	50%	50%
Share in results from Gulfdrill (net of tax)	6	4	—	(2)

Book value of our investments in associated companies
At the year end, the book values of our investments in our associated companies were as follows:

(In $ millions)	December 31, 2023	December 31, 2022
Sonadrill	80	49
Gulfdrill	10	4
PES	—	31
Total	90	84
Summarized Consolidated Balance sheets for our investments in associated companies
The summarized balance sheets of the Sonadrill companies and our share of recorded equity in those companies was as follows:

(In $ millions)	December 31, 2023	December 31, 2022
Current assets	169	105
Non-current assets	—	1
Current liabilities	(25)	(40)
Non-current liabilities	—	(1)
Net assets	144	65
Seadrill ownership percentage	50%	50%
Book value of Seadrill investment	72	33
Basis difference net of amortization (i)	8	16
Net book value of Seadrill investment	80	49
(i) On July 1, 2022, Seadrill recorded a liability of $21 million reflecting the fair value of the lease of the West Gemini to the Sonadrill joint venture at a nominal charter rate, with the offsetting entry being a basis difference in the joint venture. This basis difference is amortized over the lease term.
The summarized balance sheets of the Gulfdrill companies and our share of recorded equity in those companies was as follows:

(In $ millions)	December 31, 2023	December 31, 2022
Current assets	118	110
Non-current assets	114	80
Current liabilities	(78)	(129)
Non-current liabilities	(134)	(54)
Net assets	20	7
Seadrill ownership percentage	50%	50%
Book value of Seadrill investment	10	4
Note 18 – Drilling units
The following table summarizes the movement for the year ended December 31, 2023:

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2023	1,761	(93)	1,668
Aquadrill acquisition	1,252	—	1,252
Additions	206	—	206
Depreciation	—	(183)	(183)
Disposals (1)	(86)	1	(85)
As at December 31, 2023	3,133	(275)	2,858
(1) Primarily relates to the disposal of the tender-assist units acquired under the Aquadrill acquisition.

The following table summarizes the movement for the period from January 1, 2022 through February 22, 2022 (Predecessor) and from February 23, 2022 through December 31, 2022 (Successor):

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2022 (Predecessor)	2,241	(810)	1,431
Additions	20	—	20
Depreciation	—	(17)	(17)
Disposal of West Venture	(23)	23	—
Balance before reorganization and fresh start adjustments	2,238	(804)	1,434
Derecognition of West Linus (1)	(211)	36	(175)
Fresh Start accounting (2)	(452)	768	316
As at February 22, 2022 (Predecessor)	1,575	—	1,575
As at February 23, 2022 (Successor)	1,575	—	1,575
Additions	210	—	210
Disposal of Sevan Brasil and Sevan Driller	(24)	—	(24)
Depreciation	—	(93)	(93)
As at December 31, 2022 (Successor)	1,761	(93)	1,668
(1) The lease agreements with SFL for the West Hercules and West Linus were amended such that the rigs were derecognized from drilling units in August 2021 and February 2022, respectively, and replaced with right of use assets within other assets. The West Linus and West Hercules were returned to SFL in September 2022 and December 2022, respectively.
(2) On emergence from Chapter 11 proceedings, the carrying values of our drilling units were adjusted to fair value as a result of the implementation of Fresh Start accounting. The fair values were determined through a combination of income-based and market based approaches, with accumulated depreciation being reset to nil. Refer to Note 5 – "Fresh Start Accounting" for further information.
Note 19 – Equipment
Equipment consists of office equipment, software, furniture and fittings. The following table summarizes the movement for the year ended December 31, 2023:

(In $ millions)	Cost	Accumulated Depreciation	Net Book Value
As at January 1, 2023	13	(3)	10
Additions	3	—	3
Aquadrill acquisition	1	—	1
Depreciation	—	(4)	(4)
As at December 31, 2023	17	(7)	10
The following table summarizes the movement for the period from January 1, 2022 through February 22, 2022 (Predecessor) and the period from February 23, 2022 through December 31, 2022 (Successor):

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2022 (Predecessor)	39	(28)	11
Balance before reorganization and fresh start adjustments	39	(28)	11
Fresh start adjustments	(30)	28	(2)
As at February 22, 2022 (Predecessor)	9	—	9
As at February 23, 2022 (Successor)	9	—	9
Additions	4	—	4
Depreciation	—	(3)	(3)
As at December 31, 2022 (Successor)	13	(3)	10

Note 20 – Debt
The table below sets our external debt agreements as of December 31, 2023 and 2022:

(In $ millions)	December 31, 2023	December 31, 2022
Secured debt:
$575 million secured bond in issue	575	—
Term loan facility	—	175
Second lien facility	—	271
Total secured debt	575	446
Unsecured bond:
Unsecured senior convertible bond	50	50
Total unsecured bond	50	50
Total principal debt	625	496
Debt premium and exit fees:
Premium on bond issuance	1	—
Term loan facility exit fee	—	9
Second lien facility exit fee	—	13
Total debt premium and exit fees	1	22
Less: bond issuance costs	(18)	—
Total debt	608	518
Debt is presented in our Consolidated Balance Sheets as:

(In $ millions)	December 31, 2023	December 31, 2022
Debt due within one year	—	22
Long-term debt	608	496
Total debt	608	518
$575 million secured bond in issue
In July 2023 Seadrill issued $500 million in aggregate principal amount of 8.375% Senior Secured Second Lien Notes due 2030 (the "Initial Notes") in an offering conducted pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. Subsequently, in August 2023, Seadrill offered (together with the offering of the Initial Notes, the "Offering") and issued an additional $75 million in aggregate principal amount of 8.375% Senior Secured Second Lien Notes due 2030 (the "Incremental Notes"), maturing on August 1, 2030 (together, the "Notes"). The Incremental Notes were issued at 100.75% of par.
The net proceeds from the issuance of the Notes were used to: (i) prepay in full the outstanding amounts under our then-existing secured debt facilities and (ii) pay fees associated with exiting such secured debt facilities. A total of $187 million was paid to satisfy the First Lien Facility, including principal, interest, and exit fees, along with an additional make-whole payment of $10 million. The Second Lien Facility was completely repaid with a total payment of $123 million, which covered principal, interest, and exit fees. The remainder of the net proceeds will be used for general corporate purposes.
New revolving credit facility
Also in July 2023, the Company entered into a new $225 million, 5-year first lien revolving credit facility (the "RCF"). The facility includes an ‘accordion feature’ allowing Seadrill to increase this limit by up to an additional $100 million, subject to agreement from the lenders. It also includes a provision for issuing letters of credit up to $50 million. The RCF is subject to an interest rate per annum equal to (a) the Secured Overnight Financing Rate ("SOFR") plus (b) a margin based on credit ratings. This facility has not been drawn to date. In addition, Seadrill is required to pay a quarterly commitment fee on any unused portion of the RCF.
Term loan and revolving credit facility
On emergence from Chapter 11 on February 22, 2022, we entered into the $300 million First Lien Facility with a syndicate of lenders secured on a first lien basis. The facility had a maturity of December 15, 2026 and consisted of a $175 million Term Loan Facility and a $125 million revolving credit facility, which was never drawn down. The Term Loan Facility and revolving credit facility, if drawn, incurred interest at a margin of 7% per annum plus the SOFR (and any applicable credit adjustment spread). A commitment fee of 2.8% per annum was payable in respect of any undrawn portion of the revolving credit facility commitment. The facility included an undrawn, uncommitted basket in amount of $50 million for incremental facilities pari passu with the facility for specified purposes. There was a 3% exit fee payable on principal repayments under the First Lien Facility; in addition, there was a make-whole premium payable if the facility was repaid within the first three years. On July 27, 2023, we repaid this facility in full with a portion of the net proceeds from the Offering. Payment of the make-whole premium resulted in a $10 million loss on debt extinguishment recorded in the Consolidated Statement of Operations.

Second lien facility
On emergence from Chapter 11 on February 22, 2022, we entered into the Second Lien Facility with a syndicate of lenders to partially reinstate the existing facilities in an aggregate amount of $683 million, secured on a second lien basis. The facility incurred interest at a total margin of 12.5% per annum plus the SOFR (and any applicable credit adjustment spread), and had a maturity of June 15, 2027. The above-mentioned margin was comprised of 5% cash interest; and 7.5% pay-if-you-can ("PIYC") interest, whereby, under certain liquidity conditions set out in the facility agreement, Seadrill was either required to pay the interest in cash or capitalize the interest to the principal outstanding. The PIYC interest compounded to the loan quarterly. There was a 5% exit fee required on this facility. Voluntary prepayments of debt principal of $150 million and exit fee of $8 million were made during the year ended December 31, 2023, alongside scheduled amortization payments. On July 27, 2023, we repaid this facility in full with a portion of the net proceeds from the Offering.
Unsecured senior convertible bond
On emergence from Chapter 11 on February 22, 2022, as part of the Reorganization, we issued a $50 million unsecured senior convertible bond to Hemen Holdings Ltd. Our unsecured senior convertible bond has a maturity of August 2028 and bears interest, payable quarterly in cash, at the Term SOFR (as defined in the Note Purchase Agreement dated as of February 22, 2022, as amended (the "Note Purchase Agreement") plus 6% on the aggregate principal amount of $50 million. The bond is convertible (in full and not in part) into Shares at a conversion rate of 52.6316 Shares per $1,000 principal amount of the bond, subject to certain adjustments set forth in the Note Purchase Agreement relating to the convertible bond. If not converted, a bullet repayment will become due on the maturity date.
Note 21 – Other current and non-current liabilities
Other current liabilities
As of December 31, 2023 and 2022, other current liabilities included the following:

(In $ millions)	December 31, 2023	December 31, 2022

Accrued expenses	117	124
Employee withheld taxes, social security and vacation payments	54	47
Taxes payable	33	29
Contract liabilities	31	19
Unfavorable drilling contracts	30	24
Accrued interest expense	21	4
Other liabilities	50	59
Total other current liabilities	336	306
Other non-current liabilities
As of December 31, 2023 and 2022, other non-current liabilities included the following:

(In $ millions)	December 31, 2023	December 31, 2022

Uncertain tax positions	170	85
Contract liabilities	33	42
Unfavorable drilling contracts	22	46
Other liabilities	4	17
Total other non-current liabilities	229	190

Unfavorable drilling contracts and management services contracts
The following tables summarize the movement in unfavorable drilling contracts and management services contracts for the year ended December 31, 2023, the period from January 1, 2022 through February 22, 2022 (Predecessor) and from February 23, 2022 through December 31, 2022 (Successor):

(In $ millions)	Gross Carrying Amount	Accumulated amortization	Net carrying amount
As at January 1, 2023	85	(15)	70
Aquadrill acquisition	49	—	49
Amortization	—	(67)	(67)
As at December 31, 2023	134	(82)	52

(In $ millions)	Gross Carrying Amount	Accumulated amortization	Net carrying amount
As at January 1, 2022 (Predecessor)	66	(60)	6
Balance before reorganization and fresh start adjustments	66	(60)	6
Fresh Start accounting	19	60	79
As at February 22, 2022 (Predecessor)	85	—	85
As at February 23, 2022 (Successor)	85	—	85
Amortization	—	(15)	(15)
As at December 31, 2022 (Successor)	85	(15)	70
In 2023, on acquiring Aquadrill, and in 2022, on emergence from Chapter 11 proceedings and on application of Fresh Start accounting, new unfavorable drilling contract intangible liabilities were recognized. For further information refer to Note 31 – "Business combinations" and Note 5 – "Fresh Start Accounting" respectively. The amortization is recognized in the Consolidated Statements of Operations as "Depreciation and amortization". The weighted average remaining amortization period for unfavorable contracts is 22 months.
The table below shows the amounts relating to unfavorable contracts that is expected to be amortized over the following periods:

	Period ended December 31
(In $ millions)	2024	2025	2026	Total
Amortization of unfavorable contracts	30	19	3	52
Note 22 – Leases
Current leasing arrangements
We have operating leases relating to our premises, for which we are the lessee. The most significant leases are for our offices in Houston, Liverpool, Stavanger, Rio de Janeiro, Luanda and, up until the reduction in the lease term as a result of the planned 2024 office close, London. In accordance with Topic 842, we record lease liabilities and associated right-of-use assets for our portfolio of operating leases.
We also continue to lease three of our benign environment jackup rigs, namely West Castor, West Telesto, and West Tucana, to Gulfdrill, a joint venture, for a contract with GDI in Qatar. On July 1, 2022 we commenced a lease for our benign environment floater, West Gemini, to our Sonadrill joint venture at a nominal charter rate. As a lessor we recognize the associated revenue over the lease term in accordance with Topic 842.
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
Further, in accordance with ASC 805, Seadrill adjusted its acquired operating lease right-of-use ("ROU") assets to the amount of the corresponding lease liabilities, taking into account any favorable or unfavorable terms of the lease compared to market terms. To determine any favorable or unfavorable terms, Seadrill considered all the terms of the lease, including rent payments, options for renewal or termination, purchase options, and lease incentives. As part of its fresh-start valuation, Seadrill decreased the ROU asset by $9 million for the West Hercules and $13 million for the West Linus SFL bareboat charters due to off-market rental payments. These leases expired in November 2022 and January 2023, respectively. Refer to Note 5 – "Fresh Start Accounting" for further details of the adjustments recorded on fresh start accounting.

Lease liabilities (Short-term and Long-term)
In accordance with ASC 805, acquired operating lease liabilities should be measured as if they were new leases following the guidance under ASC 842 (e.g., reassessment of the lease term, incremental borrowing rate ("IBR"), lease payments, purchase options). Therefore, all assumed lease liabilities were measured at the present value of remaining lease payments discounted at the IBR of the successor on the date of remeasurement (i.e., the Effective Date).
Undiscounted cashflows of operating leases
For operating leases where we are the lessee, our future undiscounted cash flows as of December 31, 2023, were as follows:

(In $ millions)	Year ended December 31, 2023
2024	2
2025	1
2026	1
2027 and thereafter	2
Total	6
Reconciliation between undiscounted cashflows and operating lease liability
The following table gives a reconciliation between the undiscounted cash flows and the related operating lease liability recognized in our Consolidated Balance Sheet as of December 31, 2023:

(In $ millions)	December 31, 2023	December 31, 2022
Total undiscounted cash flows	6	11
Less discount	(2)	(2)
Operating lease liability	4	9
Of which:
Current	2	3
Non-current	2	6
Total	4	9
Other supplementary information
The following table gives supplementary information regarding our lease accounting at December 31, 2023:

	Successor		Predecessor
(In $ million)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
Operating lease cost:
Operating lease cost	4	36	4	42
Short-term lease cost	—	3	1	1
Total lease cost	4	39	5	43

Other information:
Cash paid for lease liabilities- operating cash flows	4	39	5	41
ROU assets obtained in exchange for lease liabilities	—	—	24	24
Weighted-average remaining lease term in months	47	52	22	19
Weighted-average discount rate	10%	10%	9%	10%

Undiscounted cashflows under lessor arrangements
For operating leases where we are the lessor, our estimated future undiscounted cashflows as of December 31, 2023, were as follows. These estimates include future charter revenue from the rigs leased to Gulfdrill but do not include the future amortization of the liability recognized in respect of the Sonadrill arrangement.

(In $ millions)	Year ended December 31, 2023
2024	53
2025	47
2026	6
Total	106
Refer to Note 9 – "Other revenue" for details of the revenues recorded in respect of the above leases.
Note 23 – Common shares
Share capital as of December 31, 2023 and December 31, 2022 was as follows:

	Issued and fully paid share capital
	Shares	Par value each	$ thousands
As at January 1, 2022 and balance before reorganization and fresh start adjustments	100,384,435	$0.10	10,038
Cancellation of Predecessor equity	(100,384,435)	$0.10	(10,038)
Issuance of Successor common stock	49,999,998	$0.01	500
As at February 22, 2022 (Predecessor)	49,999,998	$0.01	500
As at February 23, 2022, and December 31, 2022 (Successor)	49,999,998	$0.01	500
Share issued to Aquadrill unitholders and equity award holders	29,866,543	$0.01	299
Share repurchased and cancelled	(5,817,579)	$0.01	(58)
As at December 31, 2023 (1)	74,048,962	$0.01	741
(1) Total Shares in issue of 74,048,962 includes 343,619 Shares repurchased in December 2023 and pending cancellation. These Shares are considered retired for accounting purposes.
Common share transactions for periods presented
On February 22, 2022, Seadrill concluded its comprehensive restructuring process and emerged from Chapter 11 bankruptcy protection. The Predecessor equity of 100,384,435 common shares were cancelled and replaced with issuance of Successor common stock. Please refer to Note 4- "Chapter 11" for further details on the changes to share capital in 2022.
In connection with the Aquadrill acquisition, Seadrill issued approximately 29.9 million shares to Aquadrill unitholders and equity award holders, representing approximately 37% of the post-Merger issued and outstanding Shares. Please refer to Note 31 – "Business combinations" for further details.
On August 14, 2023, the Board of Directors authorized a share repurchase program under which the Company could purchase up to $250 million of its outstanding common shares. Seadrill fully completed the share repurchases under this program and cancelled the associated Shares by December 20, 2023, resulting in 5,817,579 Shares with a weighted average share price of $42.97, being returned to authorized but unissued status.
Furthermore, on November 27, 2023, the Board of Directors authorized an increase in the Company’s aggregate share repurchase authorization, allowing the Company to repurchase up to an additional $250 million of its outstanding common shares, taking the aggregate authorization to $500 million. Under the additional authorization, during December 2023, Seadrill repurchased 343,619 Shares on the NYSE and the OSE, with a weighted average share price of $45.68.
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

Note 24 – Accumulated other comprehensive income/(loss)
Changes in accumulated other comprehensive income/(loss) for the periods presented in this report were as follows:

(In $ millions)	Actuarial gain/(loss) relating to pension	Share in unrealized losses from associated companies	Change in debt component on Archer facility	Total
As at January 1, 2022 (Predecessor)	(2)	(19)	6	(15)
Other comprehensive income from continuing operations	1	—	—	1
Other comprehensive loss from discontinued operations	—	(2)	(1)	(3)
Recycling of accumulated other comprehensive loss on sale of PES	—	21	(5)	16
Balance before reorganization and fresh start adjustments	(1)	—	—	(1)
Reset accumulated other comprehensive loss	1	—	—	1
As at February 22, 2022 (Predecessor)	—	—	—	—
As at February 23, 2022 (Successor)	—	—	—	—
Other comprehensive income	2	—	—	2
As at December 31, 2022 (Successor)	2	—	—	2
Other comprehensive loss	(1)	—	—	(1)
As at December 31, 2023 (Successor)	1	—	—	1
Note 25 – Share based compensation
On August 6, 2022, the Board of Directors adopted the Seadrill Limited 2022 Management Incentive Plan, which was amended and restated on September 25, 2023 and approved by the shareholders at Seadrill's annual general meeting held on November 17, 2023 (the "Management Incentive Plan") and reserved 2,910,053 common shares of the Company for issuance thereunder. As of the date of this filing, 2,892,987 Shares remain available for issuance with respect to awards that have been or may be granted from time to time under the Management Incentive Plan.
In accordance with the Chapter 11 Plan, the number of Shares reserved constituted 5.5% of the company's share capital on a fully diluted and fully distributed basis on the date the Management Incentive Plan was adopted. During the year ended December 31, 2022, members of Senior Management were granted 125,553 time-based restricted stock units ("MIP 2022 RSUs") and 292,955 performance-based restricted stock units ("MIP 2022 PSUs") under this Management Incentive Plan. During the year ended December 31, 2023, the Company granted an additional 6,412 MIP 2022 RSUs and 14,960 MIP 2022 PSUs.
On February 1, 2023, the Company granted a further 65,492 restricted stock units ("LTIP 2023 RSUs") and 58,481 performance stock units ("LTIP 2023 PSUs") with similar terms to the 2022 grants. On September 25, 2023, under the same Management Incentive Plan, the Company granted 125,841 time-based restricted stock units ("MIP 2023 TRSUs") and 293,629 performance-based restricted stock units ("MIP 2023 PRSUs") to certain employees, 60% of which are subject to the achievement of a total shareholder return ("TSR") market condition and 40% of which are subject to the achievement of a performance condition based on free cash flow metrics ("FCF").The time-based restricted stock units generally vest in three equal installments over a period of three years. The performance-based restricted stock units generally cliff vest over an explicit service period of two to three years.
These awards were to be settled only in cash until November 17, 2023 (the "Modification Date") when a shareholder approval of the Management Incentive Plan was obtained. From and after the Modification Date, these awards may be settled in cash or common shares of the Company at the election of the Joint Nomination and Remuneration Committee (the "Committee").
Since the liability-classified awards were modified to equity-classified awards without changing any other terms of the awards, the fair value of the units at the Modification Date became the measurement basis from that point forward. For the MIP 2022 RSU, LTIP 2023 RSU, MIP 2023 TRSU and MIP 2023 PRSU – FCF, the Company utilized $41.83, the market price of the underlying share listed on the NYSE at the Modification Date. For the MIP 2022 PSU, LTIP 2023 PSU and MIP 2023 PRSU – TSR the Modification Date fair values were determined using Monte Carlo pricing models, which yielded fair values of $32.48, $16.96 and $51.24 respectively.

A summary of the time-based restricted stock unit activities and performance-based restricted stock unit activities for the year ended December 31, 2023 and the period from February 23, 2022 through December 31, 2022 (Successor) is presented below. There were no unvested restricted stock units for the period from January 1 through February 22, 2022 (Predecessor).

	Awards subject to service or external market conditions			Awards subject to internal performance conditions
	Shares	Weighted average Modification Date fair value	Weighted average remaining contractual term	Shares	Weighted average Modification Date fair value	Weighted average remaining contractual term
Non-vested restricted share units at February 23, 2022 (Successor)	—	—	0	—	—	0
Granted during the period	418,508	—	0	—	—	0
Vested during the period	—	—	0	—	—	0
Forfeited during the period	—	—	0	—	—	0
Non-vested restricted share units at December 31, 2022 (Successor)	418,508	—	2.60	—	—	0
Granted during the year	447,363	38.74	0	117,452	41.83	0
Vested during the year (1)	(135,225)	—	0	—	—	0
Forfeited during the year	(70,210)	40.11	0	(16,958)	41.83	0
Non-vested restricted share units at December 31, 2023 (Successor)	660,436	38.98	1.78	100,494	41.83	2.00
(1) 43,988 awards vested prior to the Modification Date and were cash-settled at the settlement date fair value.
The Company accounts for forfeitures as they occur. Using the straight-line method of expensing the restricted stock grants, the weighted average estimated value of the Shares calculated at the Modification Date is recognized as compensation cost in the Consolidated Statements of Operations over the period (ranging from two to three years) to the vesting date.
For the year ended December 31, 2023, the period from February 23, 2022 through December 31, 2022 (Successor), the period from January 1, 2022 through February 22, 2022 (Predecessor), the Company recognized share-based compensation expense of $12 million, nil, and nil, respectively. As of December 31, 2023, there was $25 million of total unrecognized share based compensation expense which will be recognized through January 2026.
Note 26 – Related party transactions
As of December 31, 2023, our major related parties were affiliated companies over which we held significant influence. They included the Sonadrill and Gulfdrill joint ventures and, until February 24, 2023, when we disposed of our remaining 35% interest in PES, PES and SeaMex. PES owns 100% of SeaMex, which was also a related party until February 24, 2023, and a 50% interest in Seabras Sapura, which was a related party for periods prior to January 2022. Aquadrill (formerly Seadrill Partners) was an affiliated company until May 2021, and revenues from services provided to Aquadrill before that time are included in the Predecessor period of this note.
Prior to emerging from Chapter 11 proceedings on February 22, 2022, our related parties also included companies who were either controlled by or whose operating policies were significantly influenced by Hemen, who was a major shareholder of the Predecessor Company. On emergence, Hemen's equity interest in Seadrill substantially decreased, and as a result, companies who were either controlled by or whose policies were significantly influenced by Hemen are no longer related parties. These include SFL, Northern Ocean, Northern Drilling, Archer, Frontline, and Seatankers.
In the following sections we provide an analysis of transactions with related parties and balances outstanding with related parties.
Related party revenue
The below table provides an analysis of related party revenues for periods presented in this report.

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
Management fee revenues (a)	225	174	12	98
Reimbursable revenues (b)	28	12	3	65
Leasing revenues (c)	33	24	4	26
Other (d)	12	6	—	—
Total related party operating revenues	298	216	19	189
(a) Seadrill has provided management and administrative services to Sonadrill, SeaMex, and PES, and operational and technical support services to SeaMex and Sonadrill. These services were charged to our affiliates on a cost-plus mark-up or dayrate basis. Following the disposal of our remaining 35% equity interest in PES on February 24, 2023, PES and SeaMex are no longer related parties of Seadrill and any revenue subsequent to that date has been excluded from the above results. Additionally, in the Predecessor period, we provided similar services to Aquadrill and Northern Ocean.
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
Related party operating expenses
The below table provides an analysis of related party operating expenses for periods presented in this report.

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
West Bollsta lease (e)	—	—	—	(57)
West Hercules lease (f)	—	—	(3)	(10)
Other related party operating expenses	—	—	—	(3)
Total related party operating expenses	—	—	(3)	(70)
(e) Seadrill entered a charter agreement to lease the West Bollsta rig from Northern Ocean in 2020. During 2021, the charter was amended to cancel the drilling of the 10th well. Following emergence from Chapter 11 proceedings, Northern Ocean is no longer a related party.
(f) Seadrill incurred operating lease expenses related to its lease of the West Hercules following a lease modification in August 2021 which resulted in the lease being reclassified as an operating lease rather than a finance lease. Refer to Note 22 – "Leases" for details. Following emergence from Chapter 11 proceedings, SFL is no longer a related party.
Related party financial items
In 2021, Seadrill recognized $1 million of interest income on an $8 million "Minimum Liquidity Shortfall" loan issued to SeaMex which was subsequently repaid. In both 2023 and 2022, there were no related party financial items.
Related party receivable balances
The below table provides an analysis of related party receivable balances for periods presented in this report.

(In $ millions)	December 31, 2023	December 31, 2022
Trading balances (g)	9	28
Allowance for expected credit loss (h)	—	(1)
Total related party receivables	9	27
Of which:
Amounts due from related parties - current	9	27
Amounts due from related parties - non-current	—	—
Total amounts due from related parties	9	27
(g) Trading balances as of December 31, 2023, are comprised of receivables from Sonadrill and, as of December 31, 2022, from Gulfdrill, SeaMex and PES for related party management and crewing fees. Per our contractual terms, these balances are either settled monthly or quarterly in arrears, or in certain cases, in advance.
(h) Allowances recognized for expected credit losses on our related party loan and trade receivables following adoption of accounting standard update 2016-13 - Measurement of Credit Losses on Financial Instruments. Refer to Note 6 – "Current expected credit losses" for details.

Note 27 – Financial instruments and risk management
We are exposed to several market risks, including credit risk, foreign currency risk and interest rate risk. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by our management team. This may include the use of derivative instruments.
Credit risk
We have financial assets, including cash and cash equivalents, trade receivables, related party receivables, and other receivables. These assets expose us to credit risk arising from possible default by the counterparty. Most of the counterparties are creditworthy financial institutions or large oil and gas companies. We do not expect any significant loss to result from non-performance by such counterparties. We do not typically demand collateral in the normal course of business.
Credit risk is also considered as part of our expected credit loss provision. For details on how we estimate expected credit losses refer to Note 6 – "Current expected credit losses".
Concentration of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Citibank, DNB, and JP Morgan. We consider these risks to be remote, but, from time to time, we utilize instruments such as money market deposits to manage concentration of risk with respect to cash and cash equivalents. We also have a concentration of risk with respect to customers, including affiliated companies. For details on the customers with greater than 10% of contract revenues, refer to Note 7 – "Segment information". For details on amounts due from affiliated companies, refer to Note 26 – "Related party transactions".
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
In July and August 2023, Seadrill issued $575 million in aggregate principal amount of the Notes, the net proceeds from which were used to prepay in full the outstanding amounts under our then-existing secured debt facilities, significantly reducing our exposure to future interest rate increases, as the majority of our debt portfolio is on a fixed interest rate. Please refer to Note 20 – "Debt" for further details on this refinancing.
Note 28 – Fair values of financial instruments
Fair value of financial instruments measured at amortized cost
The carrying value and estimated fair value of our financial instruments that are measured at amortized cost as of December 31, 2023 and December 31, 2022 are as follows:

	December 31, 2023		December 31, 2022
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Liabilities
$575 million secured bond in issue (Level 1)	597	558	—	—
First Lien Senior Secured (Level 3)	—	—	195	184
Second Lien Senior Secured (Level 3)	—	—	284	284
Unsecured Convertible Bond - debt component (Level 3)	49	50	46	50
Financial instruments categorized as level 1
Fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level 3 of the hierarchy).
The fair value of the $575 million bond is based on market traded value. We have categorized this at level 1 on the fair value measurement hierarchy.
Financial instruments categorized as level 3
Upon emergence from Chapter 11 proceedings, our secured credit facilities were settled and replaced with the First Lien Facility and the

Second Lien Facility, as well as an unsecured convertible bond. The fair values attributed to the first and second lien debt were derived by discounting the future cash flows associated with each facility.
The fair value attributed to the unsecured convertible bond is bifurcated into two elements: the straight debt component is derived through a discounted cash flow approach, similar to the one applied for the first and second lien debt, and the conversion option, which is derived through an option pricing model which forecasts equity volatility and compares the potential conversion redemption against historical and implied equity movements in comparable companies in our industry. The conversion option was recorded in equity at the point the bond was issued and, therefore, has not been included in the table above.
Our cash and cash equivalents, and restricted cash, accounts receivable, and accounts payable are, by their nature, short-term. As a result, the carrying values included in our Consolidated Balance Sheets approximate fair value and have not been included in the above table.
Financial instruments measured at fair value on a recurring basis
The carrying value and estimated fair value of our financial instruments that are measured at fair value on a recurring basis at December 31, 2023 and December 31, 2022 are as follows:

	As at December 31, 2023		As at December 31, 2022
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents (Level 1)	697	697	480	480
Restricted cash (Level 1)	31	31	118	118
Interest rate cap (Level 2)	—	—	5	5
Level 1 fair value measurements
The carrying value of cash and cash equivalents and restricted cash, which are highly liquid, is a reasonable estimate of fair value and are categorized at level 1 of the fair value hierarchy.
Level 2 fair value measurements
The fair value of the interest rate cap, which matured in June 2023, was calculated using well-established independent valuation techniques and counterparty non-performance credit risk assumptions. The calculation of the credit risk with regard to the interest rate cap is subject to a number of assumptions including an assumed credit default swap rate based on our traded debt, and recovery rate, which assumes the proportion of value recovered, given an event of default. We have categorized these as level 2 of the fair value hierarchy.
Note 29 – Commitments and contingencies
Legal Proceedings
From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities. We recognize loss contingencies in the Consolidated Financial Statements where it is probable that an outflow of economic benefits will be required to settle an obligation, and the amount is reasonably estimable.
SFL Hercules Ltd
On March 5, 2023, Seadrill was served with a claim from SFL Hercules Ltd., filed in the Oslo District Court in Norway, relating to our redelivery of the rig West Hercules to SFL in December 2022. In its petition, SFL claims that the rig was not redelivered in the condition required under our contract with SFL. SFL, in its initial and supplemental pleadings, seeks damages in the amount of approximately NOK555 million (approximately $55 million). The court hearing is scheduled to begin in August 2024 and is expected to last for eight weeks. We continue to assess the claim and intend to vigorously defend our position.
Sonadrill fees claim
In March 2023, Seadrill was served with a claim from an individual (the "Claimant") filed in the High Court of Justice, Business and Property Courts of England and Wales, King’s Bench Division, Commercial Court. The Claimant alleges breach of contract and unjust enrichment damages of approximately $72 million related to an alleged failure by the Company to pay the Claimant a fee for services in arranging the Sonadrill joint venture. The trial is currently scheduled for the first quarter of 2025 and we intend to vigorously defend our position.
Nigerian Cabotage Act litigation
In November 2015, the Nigerian Maritime Administration and Safety Agency ("NMASA") issued a detention in respect of the rig West Capella for failure to comply with requirements of the Coastal and Inland Shipping (Cabotage) Act 2003 (the "Cabotage Act"), specifically, failure to pay a Cabotage fee of 2% on contract revenue. While the named party is Seadrill Mobile Units Nigeria Ltd (previously an Aquadrill entity, acquired by Seadrill upon the merger of Seadrill and Aquadrill) ("SMUNL"), the matter relates to three rigs: the West Capella, West Saturn and West Jupiter. SMUNL commenced proceedings in May 2016 against the Honourable Minister for Transportation, the Attorney General of the Federation and NMASA with respect to interpretation of the Cabotage Act. On June 14, 2019, the Federal High Court of Nigeria delivered a judgement finding that: (1) Drilling operations fall within the definition of "Coastal Trade" or "Cabotage" under the Cabotage Act and (2) Drilling Rigs fall within the definition of "Vessels" under the Cabotage Act. On the basis of this decision, SMUNL and Seadrill were required to deduct 2%, or approximately $69 million, of their contract value and remit the same to NMASA. On June 24, 2019, the Court of Appeals sitting in Lagos ("COA") issued a conflicting judgment in Transocean Support Services Nigeria & Ors v NIMASA &

Anor, finding drilling rigs cannot be deemed vessels under the Cabotage Act pending appeal. Due to the volume of cases currently being handled by the COA, the Registry of the COA is yet to schedule the hearing date for the appeal. We anticipate a decision in 2024. Although we intend to strongly pursue this appeal, we cannot predict the outcome of this case.
Brazil tax audit
Seadrill Serviços de Petróleo Ltda ("Seadrill Brazil") has a long-standing tax audit relating to years 2009 and 2010, which is being litigated through the Brazilian courts. The initial court ruled in favor of Seadrill Brazil, but the appellate court reversed the lower court decision in September 2023 and ruled in favor of the tax authorities, assessing a tax and interest thereon of approximately $65 million and $10 million, respectively. We will vigorously defend our position and, in December 2023, filed an appeal to this most recent decision to higher courts, but the ultimate timing and outcome of this litigation cannot be determined. There are additional open cases relating to 2008, 2012, 2016, and 2017, where a similar principle is being contested but they are not as far advanced through the courts, for an aggregate assessed amount, including tax and interest, of approximately $86 million.
Other material disputes or litigation
During the course of the preceding twelve months, the Company has not been involved in any other material litigation or legal proceedings.
Guarantees
We have issued performance guarantees for potential liabilities that may result from drilling activities under current or previous managed rig arrangements with Sonadrill and Northern Ocean. As of December 31, 2023, we had not recognized any liabilities for these guarantees as we do not consider it probable that the guarantees will be called. The guarantees provided on behalf of Sonadrill have been capped at $1.1 billion (December 31, 2022: $1.1 billion), in the aggregate, across the three rigs operating in the joint venture on three active, and one future, contract. The guarantees provided on behalf of Northern Ocean have been capped at $100 million (December 31, 2022 : $100 million).
Note 30 – Discontinued Operations
The table below shows net income/(loss) from discontinued operations:

	Successor		Predecessor
(In $ millions, except per share data)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
Net (loss)/income of Paratus Energy Services Ltd	—	—	(4)	5
Net income/(loss) of KSA Business	—	8	(29)	(20)
Gain on disposal of KSA Business	—	276	—	—
Exit cost associated with disposal of KSA Business	—	(10)	—	—
Net income/(loss) from discontinued operations	—	274	(33)	(15)
Basic EPS: discontinued operations ($)	—	5.48	(0.33)	(0.15)
Diluted EPS: discontinued operations ($)	—	5.21	(0.33)	(0.15)
The table below analyses the cash flows from discontinued operations between our two discontinued operations:

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
Paratus Energy Services Ltd	—	—	(69)	(18)
KSA Business	—	5	(20)	13
Net cash provided by/(used in) operating activities	—	5	(89)	(5)
Paratus Energy Services Ltd	—	—	—	23
KSA Business	—	(40)	—	—
Net cash (used in)/provided by investing activities	—	(40)	—	23
Paratus Energy Services Ltd	—	—	—	—
KSA Business	—	16	20	—
Net cash provided by financing activities	—	16	20	—

Disposal of interest in Paratus Energy Services Ltd
PES, formerly known as Seadrill New Finance Limited or "NSNCo", holds investments in SeaMex (100%), Seabras Sapura (50%), and Archer (15.7%). As part of Seadrill's comprehensive restructuring process, we disposed of 65% of our equity interest in PES in January 2022, reducing our shareholding to 35%. As a result, the carrying value of PES's net assets were deconsolidated from Seadrill's Consolidated Balance Sheet and were replaced with an equity method investment representing the fair value of the retained 35% interest. This resulted in a loss of $112 million that was reported through reorganization items, as set out further in Note 4 – "Chapter 11".
The sale represented a strategic shift in Seadrill's operations which had a major effect on its operations and financial results going forward and therefore we reclassified PES as a discontinued operation and its results have been reported separately from Seadrill’s continuing operations in the comparative periods.
On September 30, 2022, Seadrill entered into share purchase agreements with certain other existing shareholders of PES to dispose of the remaining 35% shareholding in PES. The sale closed on February 24, 2023.The net gain on disposal, which is reported within Other financial items in our Consolidated Statement of Operations, and the sale proceeds, which is reported in our statement of cash flows, are summarized further in the table below:

(In $ millions)	Year ended December 31, 2023
Initial purchase price	43
Lender incentive fee	1
Total consideration	44
Less: Book value of PES investment	(31)
Less: Management incentive fee intangible	(13)
Gain on disposal	—
In connection with the sale, on March 14, 2023, we provided each of PES and SeaMex Holdings with a termination notice regarding (i) the Paratus MSA and (ii) the SeaMex MSA, respectively. The Paratus MSA terminated on November 30, 2023, and the SeaMex MSA terminated on November 17, 2023. The terminations of the Paratus MSA and SeaMex MSA did not have a material impact on the Company's financial results.
For further information on Seadrill's comprehensive restructuring, including the sale of the 65% interest in Paratus Energy Services Ltd, please refer to Note 4 – "Chapter 11".
Sale of jackup units in the Kingdom of Saudi Arabia
On September 1, 2022, Seadrill entered into a share purchase agreement with subsidiaries of ADES Arabia Holding Ltd (together, "ADES") for the sale of the entities that own and operate seven jackup units (the "Jackup Sale") in the Kingdom of Saudi Arabia (the "KSA Business"). The Jackup Sale closed on October 18, 2022, with ADES now owning the rigs AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida, and West Leda, as well as the drilling contracts related to the rigs. ADES also now employs the crews operating the rigs in Saudi Arabia.
The gain on sale, which is reported within discontinued operations in our Consolidated Statement of Operations, and the sale proceeds, which is reported in our Consolidated Statement of Cash Flows, are summarized further in the table below:

	Gain on sale	Received/(paid) to date
(In $ millions)	2022	2022	2023
Initial Purchase Price	628	628	—
Adjustment for working capital, cash, and reimbursement of reactivation costs	53	50	3
Less: Deal costs	(11)	(11)	—
Less: Fair value of indemnities and warranties	(36)	(8)	(25)
Net sales price	634	659	(22)
Less: Book value of KSA Business	(358)	—	—
Total	276	659	(22)
The sale represented a strategic shift in Seadrill's operations which will have a major effect on its operations and financial results going forward and therefore we reclassified the KSA Business, previously included within our Jackup segment, as a discontinued operation and its results have been reported separately from Seadrill’s continuing operations in all periods. In addition, the assets and liabilities of the KSA Business were reclassified as held for sale as of September 1, 2022, at which point, we ceased all depreciation and amortization.
The sale completed on October 18, 2022. As such there are no assets held for sale, or liabilities associated with assets held for sale, on the Consolidated Balance Sheets for the years ended December 31, 2023 and December 31, 2022.

Major classes of line items constituting profit/(loss) of discontinued operations:
The table below summarizes the profit and loss statement for the KSA Business for periods when it was a fully consolidated subsidiary of Seadrill. The net income earned by the KSA Business during these periods was reported through the discontinued operations line item.

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
Operating revenues
Contract revenues	—	86	18	101
Total operating revenues	—	86	18	101
Operating expenses
Vessel and rig operating expenses	—	(45)	(10)	(64)
Depreciation and amortization	—	(22)	(4)	(28)
Selling, general and administrative expenses	—	(8)	(1)	(10)
Total operating expenses	—	(75)	(15)	(102)
Operating profit/(loss)	—	11	3	(1)
Financial and other non-operating items
Reorganization items, net	—	—	(32)	(14)
Other financial items	—	(1)	—	—
Profit/(loss) before income taxes	—	10	(29)	(15)
Income tax expense	—	(2)	—	(5)
Net income/(loss)	—	8	(29)	(20)
The table below summarizes the profit and loss statement for the PES during periods when it was a fully consolidated subsidiary of Seadrill. The net income earned by PES during these periods was reported through the discontinued operations line item.

	Successor		Predecessor
(In $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022	Period from January 1, 2022 through February 22, 2022	Year ended December 31, 2021
Operating revenues
Contract revenues	—	—	12	36
Total operating revenues	—	—	12	36
Operating expenses
Operating expenses	—	—	(8)	(27)
Total operating expenses	—	—	(8)	(27)
Operating profit	—	—	4	9
Financial and other non-operating items
Interest income	—	—	—	18
Interest expense	—	—	(4)	(77)
Share in results from associated companies (net of tax)	—	—	(1)	14
Other financial items	—	—	(2)	39
Total financial items	—	—	(7)	(6)
Profit/(loss) before income taxes	—	—	(3)	3
Income tax (expense)/benefit	—	—	(1)	2
Net (loss)/income	—	—	(4)	5

Note 31 – Business combinations
Aquadrill acquisition
On the Closing Date, Seadrill completed the acquisition of Aquadrill, an offshore drilling rig owner. Pursuant to the Merger Agreement, Merger Sub merged with and into Aquadrill, with Aquadrill surviving the Merger as a wholly owned subsidiary of Seadrill. In connection with the Merger, and pursuant to the Merger Agreement, Seadrill exchanged consideration consisting of (i) 29.9 million Seadrill common shares, (ii) $30 million settled by tax withholding in lieu of common shares, and (iii) cash consideration of $1 million. At the Closing Date, Aquadrill unitholders represented approximately 37% of Seadrill's post-Merger issued and outstanding Shares.
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
As a result of the Merger, Seadrill acquired Aquadrill’s four drillships, one semi-submersible and three tender-assist units. On May 19, 2023, Seadrill entered into definitive sale and purchase agreements to sell the three tender-assist units (T-15, T-16, and West Vencedor), acquired in the Merger, with an agreed aggregate sale price of approximately $84 million. The sale completed on July 28, 2023.
In connection with this acquisition, the Company incurred $24 million and $3 million of acquisition and integration related expenses during the year ended December 31, 2023 and for the period from February 23, 2022 through December 31, 2022, respectively. These expenses are included in "Merger and integration related expenses" on the consolidated statements of operations. In addition, the Company incurred $4 million of issuance costs which have been reflected against the fair value of the Shares as a reduction to Additional paid-in capital in the consolidated statements of changes in shareholders' equity.
We used a convenience date of April 1, 2023 (the "Convenience Date") to account for this acquisition and have recorded activity from the Convenience Date in Seadrill's results for the year ended December 31, 2023.
Purchase price allocation
The Merger was accounted for as a business combination under the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") Topic 805, Business Combinations, with Seadrill being treated as the accounting acquirer. Under this method, the purchase consideration in the Merger reflects (i) the Shares issued in connection with the Merger, (ii) tax withholding liability, and (iii) cash consideration, as described above. The issued Shares were recorded at $41.62 per share, the fair value on the Closing Date. Concurrently, the assets acquired and liabilities assumed were recorded on Seadrill’s Consolidated Balance Sheets at their respective fair values. As of the date of this filing, we had completed the preliminary analysis to assign fair value to all tangible and intangible assets acquired and liabilities assumed followed by minor measurement period adjustments as a result of subsequent review. The purchase price allocation ("PPA") will be subject to further refinement and may change. The primary area of preliminary purchase price allocation subject to change relates to the valuation of accounts receivable, accounts payable, accrued expenses and other current liabilities. We expect to finalize the fair value measurements during the first quarter of 2024. Our management estimate as of the date of this filing is that the fair value of the net assets and liabilities acquired is equal to the purchase price. Thus, no goodwill or bargain purchase gain has been recognized in the financial statements during 2023.
Determining the fair values of the assets and liabilities of Aquadrill requires judgment and certain assumptions to be made, the most significant of these being related to the valuation of Aquadrill’s drilling units and other related tangible assets. Further details regarding the valuation process are described below.
i. Drilling units
To estimate the fair value of the drilling units, management primarily relied upon the income approach. The market approach was considered to substantiate a floor value for rigs where the income approach indicated a value lower than a value in-exchange. In the application of the income approach, we utilized the discounted cash flow ("DCF") method. The DCF method involves estimating the future free cash flows of an asset and discounting these cash flows to present value. Free cash flows are generally defined as debt-free operating cash flows adjusted to reflect capital expenditure requirements.
Assumptions used in our assessment included, but were not limited to, future marketability of each drilling unit in light of the current market conditions and its current technical specifications, timing of existing and future contract awards and expected operating dayrates, operating costs, utilization rates, tax rates, discount rates, capital expenditures, market values, reactivation costs, and estimated economic useful lives. We included an allocation for corporate overhead when calculating the discounted cash flows expected to be generated from our drilling units over their remaining useful lives. The cash flows were discounted at a market participant WACC, which was derived from a blend of market participant after-tax costs of debt and market participant costs of equity, weighted by the respective percentage of debt and equity to total capital, and computed using public share price information for similar publicly traded guideline companies, certain U.S. Treasury rates, and certain risk premiums specific to the Company. The inputs and assumptions related to these assets are categorized as Level 3 in the fair value hierarchy.
ii. Drilling and management services contracts
The Company recognized intangible assets and liabilities related to drilling and management service contracts that had favorable and unfavorable terms compared to the current market at the Closing Date. The Company recorded the fair value adjustment for the off-market contract liabilities and assets to "Other current liabilities", "Other current assets", and "Other non-current assets" in the amounts of $49 million, $6 million, and $1 million respectively.

The table below summarizes the total consideration transferred at the Closing Date:

(In $ millions, except share data)	Aquadrill Shares	Final Exchange Ratio (4)	As at Acquisition
Aquadrill outstanding shares as of April 3, 2023	20,000,000	1.41	28,258,965
Aquadrill restricted stock units	122,104	1.41	172,527
Aquadrill phantom award units	105,700	1.41	149,349
Aquadrill phantom appreciation rights	570,000	0.70	399,576
Total Aquadrill shares converted to Seadrill shares	20,797,804		28,980,417
Company Sale Bonus (1)			1,664,743
Total Seadrill shares eligible for purchase of Aquadrill			30,645,160
Less: Tax withholding in lieu of common shares (2)			(744,150)
Less: Seadrill shares settled in cash (3)			(34,505)
Seadrill shares issued for purchase of Aquadrill			29,866,505
Seadrill share price at April 3, 2023 market close			41.62
Consideration issued in Seadrill shares			1,243
Consideration settled by tax withholding (2)			30
Consideration settled in cash (3)			1
Total consideration transferred			1,274
(1) Immediately prior to the Closing Date, the Sale Bonus Award Agreement, dated as of May 24, 2021, by and between Aquadrill and Steven Newman, the Chief Executive Officer and a director of Aquadrill, was terminated and in connection with such termination at the Effective Time and in accordance with the Merger Agreement, Mr. Newman received 1,013,405 Seadrill common shares and $26 million tax withholding, paid on his behalf, in lieu of Seadrill common shares.
(2) Pursuant to the Merger Agreement, in lieu of issuing Seadrill common shares, the Company elected to pay $30 million of tax withholding. These Shares were settled at a per share value agreed upon between the Company and the Aquadrill board of directors.
(3) Pursuant to the Merger Agreement, in lieu of issuing Seadrill common shares, certain non-employee board members elected to receive $1 million cash in lieu of Seadrill common shares. These Shares were settled at a per share value agreed upon between the Company and the Aquadrill board of directors.
(4) Final exchange ratios calculated pursuant to the Merger Agreement.

The table below represents the preliminary PPA to the identifiable assets acquired and liabilities assumed at the Closing Date and subsequent adjustments made during the measurement period:

(In $ millions)	As at Acquisition	Measurement Period Adjustments	Updated As at Acquisition
Assets acquired:
Cash and cash equivalents	51	—	51
Restricted cash	5	—	5
Accounts receivable	60	—	60
Other current assets	36	7	43
Total current assets	152	7	159
Drilling units	1,255	(3)	1,252
Deferred tax assets	19	—	19
Equipment	1	—	1
Other non-current assets	5	—	5
Total non-current assets	1,280	(3)	1,277
Total assets acquired	1,432	4	1,436

Liabilities assumed:
Trade accounts payable	11	—	11
Other current liabilities	69	4	73
Total current liabilities	80	4	84
Other non-current liabilities	78	—	78
Total non-current liabilities	78	—	78
Total liabilities assumed	158	4	162

Net asset acquired	1,274	—	1,274
Post-merger operating results
The following table reflects Aquadrill's operating revenue and net income from continuing operations included in Seadrill's consolidated statement of operations subsequent to the Convenience Date.

(In $ millions)	Year ended December 31, 2023
Operating revenue	383
Net income from continuing operations	145
Pro forma financial information
The following unaudited pro forma summary presents the results of operations as if the Merger had occurred on February 23, 2022, the date of emergence from Chapter 11 for the Successor company. The pro forma summary uses estimates and assumptions based on information available at the time. We believe the estimates and assumptions are reasonable, however, actual results may have differed significantly from this pro forma financial information. The pro forma information does not purport to be indicative of results of operations that would have occurred had the Merger occurred on the basis assumed above, nor is such information indicative of our expected future results. The pro forma results of operations do not reflect any cost savings or other synergies that might have been achieved from combining the operations or any estimated costs that have not yet been incurred to integrate Aquadrill assets.

(In $ millions, except per share data)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022
Operating revenue	1,580	1,009
Net income/(loss) from continuing operations	262	(111)
Basic EPS: continuing operations ($)	3.34	(1.39)
Diluted EPS: continuing operations ($)	3.29	(1.39)

These pro forma amounts have been calculated after adjusting the results to reflect (i) the additional depreciation and amortization that would have been charged assuming the fair value adjustments to drilling units and off-market contract liabilities had been applied from February 23, 2022, (ii) certain acquisition related expenses incurred directly in connection with the Merger as if it had occurred on February 23, 2022, and (iii) removal of any pre-acquisition revenues and expenses between Seadrill and Aquadrill.
Seadrill and Aquadrill incurred total acquisition related expenses of $11 million and $5 million, respectively, of which $3 million and $2 million, respectively, were incurred during the fourth quarter of 2022. Seadrill's acquisition related expenses are included in "Merger and integration related expenses" on the consolidated statements of operations. These expenses are reflected in pro forma earnings for the period from February 23, 2022 through December 31, 2022.
On July 28, 2023, the Company completed the sale of the tender-assist units. The table below summarizes the results of operations related to the tender-assist units included in the pro forma results of operations:

(in $ millions)	Year ended December 31, 2023	Period from February 23, 2022 through December 31, 2022
Tender-assist units
Operating revenue	13	10
Loss from continuing operations	(8)	(3)
Note 32 – Subsequent events
Share repurchase program
On November 27, 2023, Seadrill’s Board of Directors increased the Company’s aggregate share repurchase authorization, allowing the Company to repurchase up to an additional $250 million of its outstanding common shares, taking the aggregate authorization to $500 million. For the period from January 1, 2024 through March 22, 2024, Seadrill repurchased approximately 2.5 million Shares on the NYSE and the OSE, with a weighted average share price of $44.94.